Form 20-F
period 2004-12-31
SHANDA INTERACTIVE ENTERTAINMENT LTD
filed 2005-05-31
CIK 1278308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________.

Commission file number: 000-50705

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None (Title of each class)	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing 2 ordinary shares, par value
$0.01 per share
(Title of each class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 139,960,328 ordinary shares, par value $0.01 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     ☑ Yes     ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow:

     ☐ Item 17     ☑ Item 18

Introduction		1

Part I.

Item 1.	Identity of Directors, Senior Management and Advisors	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
Item 3.	Key Information	3
Item 4.	Information About the Company	23
Item 5.	Operating and Financial Review and Prospects	41
Item 6.	Directors, Senior Management and Employees	63
Item 7.	Major Shareholders and Related Party Transactions	71
Item 8.	Financial Information	76
Item 9.	The Offer and Listing	79
Item 10.	Additional Information	79
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	86
Item 12.	Description of Securities Other Than Equity Securities	N/A

Part II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies	86
Item 14.	Material Modifications to the Rights of Security Holders; Use of Proceeds	87
Item 15.	Evaluation of Disclosure Controls and Procedures	87
Item 16A.	Audit Committee Financial Expert	89
Item 16B.	Code of Ethics	89
Item 16C.	Principal Accountant Fees and Services	89
Item 16D.	Exemptions from the Listing Standards for Audit Committees	89
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	90

Part III.

Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	90
Item 19.	Exhibits	91
SOFTWARE LICENSING AGREEMENT - XINTIANYOU
SOFTWARE LICENSING AGREEMENT - E-SALES SYSTEM
DISTRIBUTION AND LICENSE AGREEMENT - THE AGE
DISTRIBUTION AND LICENSE AGREEMENT - THE SIGN
DISTRIBUTION AND LICENSE AGREEMENT - WOOOL
DISTRIBUTION AND LICENSE AGREEMENT - D.O.
DISTRIBUTION AND LICENSE AGREEMENT - MAPLE STORY
DISTRIBUTION AND LICENSE AGREEMENT - LEGEND OF MIR II
DISTRIBUTION AND LICENSE AGREEMENT - BNB
DISTRIBUTION AND LICENSE AGREEMENT - GETAMPED
DISTRIBUTION AND LICENSE AGREEMENT - TACTICAL COMMANDERS
DISTRIBUTION AND LICENSE AGREEMENT - FORTRESS
DISTRIBUTION AND LICENSE AGREEMENT - BUZZER BEATER
AMENDMENT TO BILLING TECHNOLOGY LICENSE AGREEMENT
BILLING TECHNOLOGY LICENSE AGREEMENT
BILLING TECHNOLOGY LICENSE AGREEMENT
EQUIPMENT LEASE AGREEMENT
EQUIPMENT LEASE AGREEMENT
AMENDMENT TO STRATEGIC CONSULTING SERVICE AGREEMENT
CERTIFICATION OF CEO
CERTIFICATION OF CFO
CERTIFICATION OF CEO and cfo
CONSENT OF IDC CHINA
CONSENT OF YAO LIANG LAW OFFICE

Introduction

CONVENTIONS WHICH APPLY TO THIS FORM

     Except where the context otherwise requires and for purposes of this form only:

•	“we,” “us,” “our company” and “our” refer to Shanda Interactive Entertainment Limited, its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our PRC-incorporated affiliates, including Shanghai Shanda Networking Co., Ltd., or Shanda Networking, Nanjing Shanda Networking Co., Ltd., or Nanjing Shanda, and Hangzhou Bianfeng Networking Co., Ltd., or Hangzhou Bianfeng;

•	in certain instances, Shanghai Shanda Networking, Nanjing Shanda Networking, and Hangzhou Bianfeng Networking are referred to collectively as “our PRC operating companies”;

•	in certain instances, Shanda Networking is referred to as “Shanghai Shanda Internet Development Co., Ltd.”, which is an alternative English translation of its Chinese name;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars” and “US$” are to the legal currency of the United States.

This form contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2004 which was RMB8.2765 to US$1.00. We make no representation that the Renminbi amounts referred to in this form could have been or could be converted into U.S. dollars at any particular rate or at all. On May 26, 2005, the noon buying rate was RMB8.2765 to US$1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This form contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this form relate to, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	our projected revenues, earnings, profits and other estimated financial information;

•	expected changes in our margins and certain costs or expenditures;

•	our plans to expand and diversify the sources of our revenues;

•	expected changes in the respective shares of our revenues from particular sources;

•	our plans for staffing, research and development and regional focus;

•	the projected economic lifespan of our current games, and our plans to launch new in-house developed games and license additional games from third parties, including the timing of any such launches or licenses;

•	our plans to launch new products, including movies and music content;

•	our plans for strategic partnerships with other businesses;

•	our acquisition strategy, and our ability to successfully integrate past or future acquisitions with our existing operations;

•	our estimates of earn-out payments and other obligations relating to our acquisitions and investments;

•	the development of other delivery platforms for online games, including online game consoles and mobile phones;

•	competition in the PRC online game industry;

•	the outcome of ongoing, or any future, litigation or arbitration;

•	the outcome of our annual PFIC evaluations;

•	the expected growth in the number of Internet and broadband users in China, growth of personal computer penetration and developments in the ways most people in China access the Internet;

•	changes in PRC governmental financial incentives we currently qualify for and expect to qualify for; and

•	PRC governmental policies relating to the Internet and Internet content providers and to the provision of advertising over the Internet.

     These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Risk Factors” section of Item 3 and elsewhere in this form.

     This form also contains data related to the online game market and the Internet. These market data include projections that are based on a number of assumptions. The online game market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our American Depositary Shares, or ADSs. In addition, the relatively new and rapidly changing nature of the online game industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

     The forward-looking statements made in this form relate only to events or information as of the date on which the statements are made in this form. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. SELECTED FINANCIAL DATA

     The following summary consolidated financial information has been derived from our consolidated financial statements included elsewhere in this annual report. Our statements of operations and comprehensive income for the years ended December 31, 2001, 2002, 2003 and 2004 and our balance sheets as of December 31, 2001, 2002, 2003 and 2004 have been audited by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Ltd. Co. independent registered public accounting firm, or PricewaterhouseCoopers. The report of PricewaterhouseCoopers on the consolidated statements of operations and comprehensive income for the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheets as of December 31, 2003 and 2004 are included elsewhere in this annual report. The summary consolidated financial information for those periods and as of those dates should be read in conjunction with those statements and the accompanying notes and the discussion set forth in Item 5, “Operating and Financial Review and Prospects”. Our consolidated financial information as of December 31, 2000, which was the first full year of our operations and prior to significant growth of our business, has been derived from our unaudited consolidated financial statements which are not included in this annual report, but which have been prepared on the same basis as our audited consolidated financial statements.

     Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, reflect our recent reorganization, and have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

	For the year ended December 31,
	2000	2001	2002	2003	2004
	RMB	RMB	RMB	RMB	RMB	US$(3)
	(unaudited)
	(In thousands)
Consolidated Statements of Operations and Comprehensive Income Data
Net revenues:
Online game net revenues:
MMORPGs	—	3,871	326,127	580,315	994,664	120,179
Casual	—	—	—	8,313	214,513	25,918
Other revenues	2,375	681	94	11,352	89,548	10,820

Total net revenues	2,375	4,552	326,221	599,980	1,298,725	156,917

Cost of services	—	(1,970)	(122,081)	(233,701)	(471,184)	(56,930)

Gross profit	2,375	2,582	204,140	366,279	827,541	99,987

Operating expenses	(596)	(8,917)	(41,516)	(153,106)	(316,579)	(38,250)

Income (loss) from operations	1,779	(6,335)	162,624	213,173	510,962	61,737
Interest income and investment income	(66)	205	1,112	13,531	63,171	7,632
Amortization of convertible debt issuance cost	—	—	—	—	(3,524)	(426)
Other income (expense), net	(1)	(18)	(1,371)	61,152	83,656	10,108

Income (loss) before income tax benefits (expenses), equity in loss of affiliated companies, minority interests and extraordinary gain	1,712	(6,148)	162,365	287,856	654,265	79,051
Income tax benefits (expenses)	—	87	(23,077)	(18,647)	(38,941)	(4,705)
Equity in loss of affiliated companies	—		—	—	(4,180)	(505)
Minority interests	—	4,781	0	3,641	(1,661)	(201)
Extraordinary gain arising from acquisition of a company	—	4,516	—	—	—	—

Net income	1,712	3,236	139,288	272,850	609,483	73,640

	For the year ended December 31,
	2000	2001	2002	2003	2004
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(unaudited)
	(In thousands except for per share data)
Earnings per Share Data:
Accretion for preferred shares	—	—	—	(24,963)	—	—
Income attributable to preferred shareholders	—	—	—	(48,358)	(82,479)	(9,965)
Income attributable to ordinary shareholders	1,712	3,236	139,288	199,529	527,004	63,675
Earnings per share, basic(2)	0.02	0.03	1.39	2.14	4.32	0.52
Earnings per share, diluted(2)	0.02	0.03	1.39	2.07	4.05	0.49
Earnings per ADS(3), basic(2)	0.04	0.06	2.78	4.28	8.64	1.04
Earnings per ADS(3), diluted(2)	0.04	0.06	2.78	4.14	8.10	0.98

	As of December 31,
	2000	2001	2002	2003	2004
	RMB	RMB	RMB	RMB	RMB	US$(3)
	(unaudited)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	3,280	7,791	177,040	598,922	3,123,971	377,451
Working capital(4)	2,026	1,841	99,080	459,445	3,310,680	400,010
Total assets	5,118	16,300	404,695	928,978	4,282,035	517,373
Total liabilities	2,907	9,353	258,629	303,661	2,774,387	335,213
Minority interests	—	—	—	2,716	6,879	831
Total shareholders’ equity	2,211	6,947	146,066	622,601	1,500,769	181,329

(1)	Translations of RMB amounts into U.S. dollars were made at a rate of RMB8.2765 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004.

(2)	In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-06”). EITF No. 03-06 provides guidance regarding the computation of earnings per share by companies that have issued securities other than common shares that entitle the holder to participate in dividends and earnings of the company. EITF No. 03-06 is effective for the quarter ending December 31, 2004. Our company has adopted EITF No. 03-06 for the year ended December 31, 2004 and has retroactively applied the consensus in determining the earnings per share for prior periods.

(3)	Each ADS represents two ordinary shares.

(4)	Working capital represents total current assets less total current liabilities.

EXCHANGE RATE INFORMATION

     The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average	High	Low	Period-End
2000	8.2784	8.2799	8.2768	8.2774
2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2272	8.2769
2004	8.2770	8.2773	8.2765	8.2765

	Renminbi per U.S. Dollar Noon Buying Rate
	High	Low
November 2004	8.2765	8.2764
December 2004	8.2767	8.2765
January 2005	8.2765	8.2765
February 2005	8.2765	8.2765
March 2005	8.2765	8.2765
April 2005	8.2765	8.2765

Source: Federal Reserve Bank of New York

On May 26, 2005, the noon buying rate was RMB8.2765 to US$1.00.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

Risks Relating to our Business

We are substantially dependent on two online games, which accounted for approximately 74.2% of our net revenues in 2004 and which may have a finite commercial lifespan.

     Prior to 2004, we depended on The Legend of Mir II, or Mir II, which is an online game we license from a third party, for substantially all of our net revenues. On October 8, 2003, we commercially launched The World of Legend, or Woool, which is an online game we developed in-house. In 2004, we derived approximately 47.4% and 26.8% of our net revenues from Mir II and Woool, respectively. While we expect these amounts to be reduced as these two games reach a more mature stage of their lifecycles, we expect to continue to derive a substantial portion of our net revenues from Mir II and Woool through at least 2005. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

•	any reduction in the Mir II or Woool user base or any decrease in their popularity in the China market due to intensifying competition or other factors;

•	loss of our rights to operate these games;

•	failure to make improvements, updates or enhancements to Mir II or Woool in a timely manner; or

•	any lasting or prolonged server interruption due to network failures or other factors or any other adverse developments specific to Mir II or Woool.

If we are unable to maintain the operation of the online games that we license, or to consistently license or develop additional successful online games, our business, financial condition and results of operations may be materially and adversely affected.

     We derive the majority of our net revenues from online games that we license from third parties. In 2004, we derived approximately 63.3% of our net revenues from licensed online games. If any of these licenses are terminated or not renewed at an acceptable cost, or at all, or if we are unable to obtain from the licensor of any of our licensed games the technical support necessary for the satisfactory operation of these games, our financial condition and results of operations may be materially and adversely affected.

     In order to maintain our long-term profitability and financial and operational success, we must continually license or develop new online games that are attractive to our users to replace our existing online games as they reach the end of their useful economic life, which we believe is typically four to five years for successful online games, or two to three years for most other online games. Our ability to license successful online games will depend on their availability at an acceptable cost, our ability to compete effectively to attract the licensors of these games, and our ability to obtain government approvals required for licensing and operation of these games. Moreover, the success of our internally developed games will largely depend on our ability to anticipate and effectively respond to changing consumer tastes and preferences. In addition, developing games internally requires substantial initial investment prior to commercial launch of the games as well as a significant commitment of future resources. We cannot assure you that the games we develop or license will be attractive to users, will be viewed by the regulatory authorities as complying with content restrictions, will be launched as scheduled or will be able to compete with games operated by our competitors. If we are not able to consistently license or develop online games with continuing appeal to users, our future profitability and growth prospects will decline.

Our license to operate Mir II in China is currently subject to an arbitration proceeding. If we lose in this arbitration, we may no longer be able to operate Mir II, which accounted for approximately 47.4% of our net revenues in 2004, and we may be required to pay an unspecified amount of damages.

     We initiated an arbitration in Singapore on July 3, 2003 under the auspices of the International Chamber of Commerce, or the ICC, against Actoz Soft Co., Ltd., or Actoz, and Wemade Entertainment Co., Ltd., or Wemade, which are two online game developers based in Korea. We commenced the arbitration in order to resolve certain disputes relating to our license to operate Mir II in China, or the Mir II license. We settled our disputes with Actoz pursuant to a settlement agreement and an amendment agreement entered into on August 19, 2003, and requested the discontinuation of the arbitration. The amendment agreement with Actoz, among other things, extended the Mir II license for at least two years.

     Wemade has objected to our request for discontinuation of the arbitration, has filed counterclaims against us, and has filed cross-claims against Actoz. Wemade has also requested an injunction against our use of the Mir II software and payment of royalty fees and an unspecified amount of damages.

     If the arbitrator determines that Wemade validly terminated the Mir II license and that the settlement agreement and the amendment agreement are not binding with respect to Wemade, or that the Mir II license has expired, we may no longer be able to operate Mir II, which accounted for approximately 47.4% of our net revenues in 2004. In addition, we may have to pay an unspecified amount of damages. Any lapse in our right to operate Mir II in China, as well as any damages we may be required to pay as a result of the arbitrator’s decision, may have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business. In particular, we are currently subject to copyright infringement and unfair competition claims by Wemade and Actoz with respect to the Woool software, which if determined adversely against us, could cause us to stop operating Woool, which in 2004 accounted for approximately 26.8% of our net revenues.

     We cannot be certain that our online games do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We have in the past been, and may in the future be, subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially disrupt the conduct of our business.

     On October 8, 2003, Wemade filed claims against us in the Beijing First Intermediate People’s Court, or the Beijing Court, with respect to our operation of Woool. Wemade has alleged, among other things, that Woool copied Mir II and elements of the Legend of Mir III, or Mir III, which is another online game that Wemade developed, thereby infringing Wemade’s copyrights in these games. In addition, Wemade has alleged that our operation of Woool violates the PRC Anti-Unfair Competition Law. In particular, Wemade has alleged that the Chinese name for Woool, which includes two characters from the Chinese name for Mir II, misleads users and that we previously encouraged users to switch from Mir II to Woool by permitting the transfer of game characters developed in Mir II to Woool. Wemade has requested the Beijing Court to, among other things, order us to stop our operation of Woool, and to pay its legal fees and related costs incurred in connection with this litigation. On May 24, 2004, the Beijing court informed us that Actoz had been joined as a co-plaintiff in these proceedings.

     If the Beijing court determines that we have breached the Mir II or Mir III copyrights, we may no longer be able to operate Woool, which accounted for approximately 26.8% of our net revenues in 2004. We may also have to pay legal fees and related costs, which could be significant. In addition, if the Beijing court determines that we have violated the PRC Anti-Unfair Competition Law, we may be required to modify certain aspects of Woool, including its name. Any lapse in our right to operate Woool in China, or any modifications to the game itself, as a result of this litigation, may have a material adverse effect on our business, financial condition and results of operations.

Repercussions stemming from user’s offline actions related to online games may result in bad publicity or governmental response that could have a material and adverse impact on our business, financial condition and results of operations.

     Incidences of violence or theft between users over matters related to online games have been reported. The publicity of these incidences may reduce demand for our games through negative association. Furthermore, it is possible that regulators might seek to address such incidences by seeking to control features of the online game industry despite an absence of a legal cause or provocation for such incidences in the online games themselves. These outcomes could affect our market and operations and have a material adverse effect on our business, financial results and results of operations.

We face significant competition which could reduce our market share and adversely affect our business, financial condition and results of operations.

     The online game market in China is increasingly competitive. Our results of operations to date may be a result, in part, of a first-mover advantage that may not continue to be available to us. A significant number of competitors have entered the online game business in China and we expect more companies to do the same and a wider range of online games to be introduced to the China market. Competition from other online game operators, both based in China as well as overseas, is likely to increase in the future. Other websites, such as China-based Netease, Sina, and Sohu, as well as overseas-based Electronic Arts and NCsoft, are current, or potential future, competitors. As the online game industry in China is relatively new and constantly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other commercial relationships with, larger, well-established and well-financed companies and therefore obtain significantly greater financial, marketing and game licensing and development resources than we have. In addition, increased competition in the online game industry in China could make it difficult for us to retain existing users and attract new users, and could reduce the average number of hours played by our users or cause us to reduce our fee rates. If we are unable to compete effectively in the online game market in China, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to successfully implement our growth strategies, which would materially and adversely affect our business, financial condition and results of operations.

     We are pursuing a number of growth strategies, including leveraging our user base to develop additional sources of revenues and exploring opportunities to expand into online entertainment offered over other media platforms, such as game consoles. Some of these strategies relate to new services or products for which there are no established markets in China, or relate to services or products in which we lack experience and expertise. We cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all.

     In addition, we have begun to generate advertising revenue by selling banner advertising on our web pages, including the log-in web pages, the web pages that provide information on the features of our games, and on game pages. Our current online advertising business is very limited and, to date, we do not have significant experience with selling Internet-based advertising. Moreover, we would need to hire additional employees and incur costs relating to any efforts to increase our advertising revenues, which could materially and adversely affect our financial condition and operating results. We cannot assure you that we will be able to efficiently or effectively implement and grow our online advertising business, or that online advertising on our web pages will not detract from our users’ experience and thereby adversely affect our brand name or our service offerings.

     If we are unable to successfully implement our growth strategies, our revenue and profitability will not grow as we expect, and our competitiveness may be materially and adversely affected.

There are risks associated with our business strategy, which contemplates growth through acquisitions and strategic investments.

     As a component of our growth strategy, we intend to continue to enhance our business development, including our game content offerings, by acquiring other businesses that complement our current online business, represent related but new lines of business that may be appropriate areas of expansion, or that we believe may benefit us in terms of user base, product or content offering. We also intend to make strategic investments in selected industry players. We are actively examining the merits, risks and feasibility of several potential transactions, and expect to actively search for additional acquisition opportunities in the future.

     Such search and examination efforts and any related discussions with third parties, may or may not lead to future acquisitions and investments. Our reported financial results may be affected by any such acquisitions and/or investments, including any acquisitions or dispositions undertaken by us in anticipation of or in connection with any such acquisitions and/or investments. Our ability to grow through such acquisitions and investments will depend on the availability of suitable acquisition candidates at an acceptable cost or at all, our ability to compete effectively to attract and reach agreement with acquisition candidates or investee companies on commercially reasonable terms, the availability of financing to complete larger acquisitions or investments, as well as our ability to obtain any required governmental approvals. In addition, the benefits of an acquisition or investment transaction may take considerable time to develop and we cannot assure you that any particular acquisition or investment will produce the intended benefits.

     Furthermore, the identification and completion of these transactions may require us to expend significant management and other resources. Any such transaction may require that we expend a significant portion of our cash reserves and/or issue a substantial amount of new equity, which may adversely affect our financial condition and liquidity as well as result in significant dilution of shareholders’ interests. The impact of dilution may restrict our ability to consummate further acquisitions. We may also incur debt and losses related to the impairment of goodwill and other intangible assets upon or following the acquisition of another business, and this could negatively impact our results of operations. For example, in connection with our acquisition of Actoz, we paid a premium to the market price for Actoz’s shares in order to secure the controlling stake that we acquired. Additional risks associated with acquisitions include the following:

•	It may be difficult to assimilate the operations and personnel of an acquired business into our own business;

•	Management information and accounting systems of an acquired business must be integrated into our current systems;

•	Our management must devote its attention to assimilating the acquired business, which diverts attention from other business concerns;

•	We may enter markets in which we have limited prior experience, for example, we acquired approximately a 19.5% stake in Sina Corp., or Sina, and have publicly disclosed an intention to consider a business combination with Sina, however, we are not presently active in most of Sina’s lines of business and have limited experience in most of these lines of business; and

•	We may lose some of our key employees or key employees of an acquired business.

There have been historical deficiencies with our internal controls and there remain areas of our internal controls that require improvement. If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

     In the course of their audit for the year ended December 31, 2004, our auditors identified “reportable conditions”, as that term is defined under standards established by the American Institute of Certified Public Accountants and is now adopted by the Public Company Accounting Oversight Board, in our internal controls. Some of these reportable conditions constitute material weaknesses in the design or operation of our internal controls that, in our independent auditors’ judgment, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

     We need to take further actions to continue to improve our internal controls. If we are unable to implement solutions to this and other weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ADSs may be adversely impacted.

     We are in the process of implementing changes to strengthen our internal controls. While we have taken actions to address these deficiencies and weaknesses, additional measures may be necessary and these measures, along with other measures expected to be taken to improve our internal controls, may not be sufficient to address the issues identified by us or to ensure that our internal controls are effective. For a description of these deficiencies and weaknesses, see Item 15 “Evaluation of Disclosure Controls and Procedures”. If deficiencies in internal controls cannot be corrected in a timely manner, our ability to record, process, summarize and report financial information within the time periods specified in the rules and forms of the Commission will be adversely affected. This failure could materially and adversely affect our business, our financial condition, and the market price of our ADSs.

     In addition, we will become subject to Section 404 of the Sarbanes-Oxley Act of 2002 in the fiscal year ending December 31, 2006. We cannot be certain as to the timing of completion of our evaluation, testing and any remedial actions or the impact of the same on our operations. If we cannot implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, our independent auditors may not be able to provide a written attestation as to the effectiveness of our internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur significant costs in improving our internal control system and the hiring of additional personnel. Any such action could increase our costs relative to our revenues, thereby reducing our operating margins and could negatively affect the market price of our ADSs.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

     We regard our copyrights, service marks, trademarks, trade secrets, patents and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business, whether owned by us or licensed to us, may adversely affect our business and reputation.

     We rely on trademark, patent and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use the intellectual property used in our business without authorization. For example, we discovered that the server-end software of Mir II was unlawfully released into the China market in September 2002. This software leak enabled unauthorized third parties to set up local server networks to operate Mir II, which we believe diverts a significant number of users of our most popular online game from us. We have incurred and may continue to incur considerable costs to remedy the software leak and protect our rights against the unauthorized server networks.

     The validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

Undetected programming errors or defects in our games and the proliferation of cheating programs could materially and adversely affect our business, financial condition and results of operations.

     Our games may contain undetected programming errors or other defects. In addition, parties unrelated to us may develop Internet cheating programs that enable our users to acquire superior features for their game characters that they would not have otherwise. Furthermore, certain cheating programs could cause the loss of a character’s superior features acquired by a user. The occurrence of undetected errors or defects in our games, and our failure to discover and disable cheating programs affecting the fairness of our game environment, could disrupt our operations, damage our reputation and detract from the game experience of our users. As a result, such errors, defects and cheating programs could materially and adversely affect our business, financial condition and results of operations.

Unexpected network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

     Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. We maintain a distributed server network architecture with third party service providers hosting servers in more than sixty cities throughout China. Most of the servers handling log in, and all servers handling billing and data back-up matters for us, are hosted and maintained by third party service providers in Shanghai. We do not maintain full backup for our server network hardware. Major risks involved in such network infrastructure include:

•	any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware; and

•	any disruption or failure in the national backbone network, which would prevent our users outside Shanghai from logging on to any of our games or other content, or playing the games, for which the servers are all located in Shanghai.

     In the past, our server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third party service providers. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer virus, hackings and similar events. Any network interruption or inadequacy that causes interruptions in the availability of our games or deterioration in the quality of access to our games could reduce our users’ satisfaction. In addition, any security breach caused by hacking, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

Rapid technological change may limit our ability to recover game development costs.

     The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies, games and platforms, and assess their market acceptance. New technologies in online game programming or operations could render Woool, The Sign, The Age or the online games that we are developing or expect to develop in the future obsolete or unattractive to users, thereby limiting our ability to recover development costs and potentially adversely affecting our future profitability and growth prospects.

Any failure to maintain a stable and efficient distribution and payment network could have a material and adverse impact on our business, financial condition and results of operations.

     Online payment systems in China are in a developmental stage and are not as widely available or acceptable to consumers in China as in the United States. As a result, we rely heavily on a multi-layer distribution and payment network composed of third party distributors for our sales to, and collection of payment from, our users. As we do not employ long-term agreements with any of our distributors, we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain a stable and efficient distribution and payment network, our business, financial condition and results of operations could be materially and adversely affected.

The limited use of personal computers in China and the relatively high cost of Internet access with respect to per capita gross domestic product may limit the development of the Internet in China and impede our growth.

     Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is much lower than in the United States. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of personal Internet access, in contrast with Internet access through Internet cafes, remains relatively high in comparison to the average per capita income in China. While we have been exploring the use of other delivery platforms for our interactive entertainment business, we cannot assure you that these will be successful. The limited use of personal computers in China and the relatively high cost of personal Internet access may limit the growth of our business. Furthermore, any Internet access or telecommunications fee increase could reduce the number of users that play our online games.

We have a limited operating history, and our limited resources may affect our ability to manage the growth we expect to achieve.

     Our business was established in December 1999, and initially focused on investments relating to the development and operation of an online virtual community. In November 2001, we began commercially operating massively multi-player online role playing games, or MMORPGs, which are now our primary source of revenues. In addition, we have recently expanded our business focus from game operations to game development as well as into additional forms of interactive entertainment content. Furthermore, our senior management and employees have worked together at our company for only a relatively short period of time. In addition, China’s online game business is still in the developmental stage. Our future revenues and profits are substantially dependent upon the growth in the acceptance and use of fee-based online games in China. The use of and interest in fee-based online games is a recent phenomenon in China, and we cannot assure you that this acceptance and use will continue to develop or that a sufficiently broad base of consumers will accept, and continue to use, fee-based online games.

     Our growth to date has placed, and our anticipated further expansion of our operations will continue to place, a significant strain on our management, systems, and resources. In addition to training and managing our workforce, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

     Our future success is heavily dependent upon the continued service of our key executives and other key employees. In particular, we rely on the expertise, experience and leadership ability of Tianqiao Chen, our founder, controlling shareholder and chief executive officer, in our business operations, and rely on his personal relationships with our employees, the relevant regulatory authorities, our game and service suppliers and Shanda Networking. We also rely on a number of key technology officers and staff for the development and operation of our online games. In addition, as we expect to focus increasingly on the development of our own online games, we will need to continue attracting and retaining skilled and experienced online game developers to maintain our competitiveness.

     If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to easily replace them and may incur additional expenses to recruit and train new personnel, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. Furthermore, since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. We cannot assure you that we will be able to attract or retain the key personnel that we will need to achieve our business objectives. Furthermore, we do not maintain key-man life insurance for any of our key personnel.

The discontinuation of any of the preferential tax treatments or the government financial incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

     Certain of our PRC companies, including Shengqu and Shanda Networking, enjoy preferential tax treatments, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. These two subsidiaries, Shengqu, and Shanda Networking, benefit from a 15% preferential income tax rate. In addition, Shengqu was granted an income tax exemption for 2003 and 2004, to be followed by a three year tax holiday during which it will be subject to a 7.5% preferential income tax rate. As a result of these preferential tax treatments, our effective income tax rate for 2004 was 6%. Shengqu must continue to meet a number of financial and non-financial criteria to qualify for its current and future tax holidays.

     In 2004 we also received aggregate government financial incentives of RMB88.1 million (US$10.6 million), which was calculated with reference to business tax and income tax that we previously paid. These government financial incentives have been granted by the municipal government and were initially granted in 2003. These incentives have a fixed term of 3 years with respect to incentives granted with reference to revenues on which we pay business tax and 8 years for incentives granted with reference to taxable income on which we pay income tax. Eligibility for the government financial incentives we receive requires that we continue to meet a number of financial and non-financial criteria to continue and our continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these government financial incentives, generally with prospective effect. If we had not received these government financial incentives in 2004, our net income would have been RMB521.4 million (US$63.0 million), a decrease of 14.5% from the reported amount. As the receipt of these government financial incentives are subject to periodic time lags and inconsistent municipal government practice on payment times, for so long as we continue to receive these government financial incentives, our net income in a particular quarter may be higher or lower relative to other quarters based on the potentially uneven receipt by us of these government financial incentives in addition to any business or operating related factors we may otherwise experience.

     We cannot assure you that we will continue to enjoy these preferential tax treatments or government financial incentives in the future. The discontinuation of these preferential tax treatments or government financial incentives could materially and adversely affect our business, financial condition and results of operations. Please see Item 5 for a discussion of the duration of these preferential tax treatments or government financial incentives.

     Our PRC operating companies, Nanjing Shanda and Hangzhou Bianfeng, have submitted applications, which are currently pending, to the municipal governments where they are located for treatment as new high technology enterprises. If the municipal governments deny Nanjing Shanda and/or Hangzhou Biangfeng’s applications for being treated as new high technology enterprises, these two entities will not benefit from tax related financial incentives similar to those enjoyed by Shengqu and Shanda Networking, and this could adversely affect our business, financial condition and results of operations.

     The PRC government is now reviewing China’s tax policies and it is possible that in the near future, the different income tax rates imposed on enterprises of different ownership natures (i.e. state owned, collectively owned, privately owned and foreign-invested) may be unified, which reform may result in higher income tax rates applicable to our PRC companies and therefore could materially and adversely affect our business, financial condition and results of operations.

We may become a passive foreign-investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

     Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign-investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. If we are classified as a PFIC in any taxable year in which you hold our ADSs and your are a U.S. investor, you would generally be taxed at higher ordinary income, rather than lower capital gain rates, if you dispose of ADSs at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirements.

     We have determined that we were not a PFIC for the taxable year 2004. Although in the past we have operated our business, and in the future we intend to operate our business, so as to minimize the risk of being classified as a PFIC, there can be no assurance that we will not be a PFIC for the taxable year 2005 and/or later taxable years, as PFIC status is re-tested each year and depends on your assets and income in such year. For example, we would be a PFIC for the taxable year 2005 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering and debt offerings that exceed the immediate capital needs of our active online business is substantial in comparison with the gross income from our business operations.

     We cannot assure you that we will not be a PFIC for 2005 or any future taxable year. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please, see the subsection “Taxation” included in Item 10 “Additional Information”.

We have limited business insurance coverage in China.

     The insurance industry in China is still at an early stage of development. In particular, PRC insurance companies offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of resources.

Risks Relating to Regulation of the Internet and to Our Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online game industry, we could be subject to severe penalties.

     PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes operating online games, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China or to provide Internet information content, such as online advertising. We are a Cayman Islands exempted company and we conduct our operations in China primarily through Shengqu, our indirectly wholly owned subsidiary. We and Shengqu are foreign or foreign-invested enterprises under PRC law and accordingly are ineligible to apply for a license to operate online games or to sell online advertising. In order to comply with foreign ownership restrictions, we operate our online game business in China through Shanda Networking, which is wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our senior vice president, both of whom are PRC citizens and through Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Shanda Networking, Nanjing Shanda, Hangzhou Bianfeng and other subsidiaries of Shanda Networking hold the licenses and approvals that are required to operate our online game business and to sell online advertising on our web pages and Shengqu owns the substantial majority of physical assets. Shengqu has entered into a series of contractual arrangements with Shanda Networking and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanda Networking and accordingly we consolidate the results of operations of Shanda Networking and its subsidiaries in our financial statements. For a description of these contractual arrangements, see “Organizational Structure” in Item 4, “Information About the Company” and Item 7 “Major Shareholders and Related Party Transactions”.

     In the opinion of Yao Liang Law Office, our PRC legal counsel, (1) the ownership structures of our company, Shengqu, and our PRC operating companies are in compliance with existing PRC laws and regulations; (2) our contractual arrangements with Shanda Networking and its shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (3) the business operations of our company, Shengqu, and our PRC operating companies, as described in this annual report, are in compliance with existing PRC laws and regulations in all material aspects.

     There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. If we, Shengqu, or any of our PRC operating companies are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking Shengqu’s or any of our PRC operating companies’ business and operating licenses;

•	discontinuing or restricting our, Shengqu’s or our PRC operating companies’ operations;

•	imposing conditions or requirements with which we, Shengqu or our PRC operating companies may not be able to comply;

•	requiring us, Shengqu or our PRC operating companies to restructure the relevant ownership structure or operations; or

•	taking other regulatory or enforcement actions, including levying fines, that could be harmful to our business.

     Any of these actions could cause our business, financial condition and results of operations to suffer and the price of our ADSs to decline.

Our contractual arrangements with Shanda Networking and its shareholders may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult to enforce, create a double layer of taxation and be subject to scrutiny by the PRC tax authorities.

     We conduct substantially all of our operations, and generate substantially all of our revenues, through our PRC operating companies. Our control over these entities is based upon contractual arrangements with Shanda Networking and its shareholders that provide us with the substantial ability to control Shanda Networking. Although we have been advised by Yao Liang Law Office, our PRC legal counsel, that these contractual arrangements are valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over our PRC operating companies as direct ownership. For example, the PRC operating companies could refuse to pay the service fees due under our contractual arrangements or otherwise breach the contractual arrangements.

     These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If Shanda Networking fails to perform its obligations under these contractual arrangements, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot be sure would be effective. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.

     Moreover, our corporate structure and arrangements with Shanda Networking result in a PRC business tax being levied on our PRC operating companies’ revenues derived from their operations in China and on Shengqu’s revenues derived from its contractual arrangements with our PRC operating companies.

     We also could face material and adverse tax consequences if the PRC tax authorities determine that our contracts with our PRC operating companies were not entered into based on arm’s length negotiations. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recorded by our PRC operating companies, which could adversely affect us by:

•	increasing our PRC operating companies’ tax liability without reducing Shengqu’s tax liability, which could further result in late payment fees and other penalties to our PRC operating companies for under-paid taxes; or

•	limiting Shengqu’s ability to maintain preferential tax treatments and government financial incentives, which if the transfer pricing adjustment is significant, could result in Shengqu failing to qualify for those preferential tax treatments and government financial incentives.

We rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiary to fund any cash and financing requirements we may have.

     We are a holding company, and we rely principally on dividends and other distributions on equity paid by Shengqu for our cash requirements, including the funds necessary to service any debt we may incur, or financing we may need for operations other than through Shengqu. If Shengqu incurs debt on its own behalf in the future, the instruments governing the debt may restrict Shengqu’s ability to pay dividends or make other distributions to the intermediate holding company and thus to us. In addition, we generate substantially all of our revenues through contractual arrangements with our PRC operating companies. However, PRC tax authorities may require us to amend these contractual arrangements in a manner that would materially and adversely affect Shengqu’s ability to pay dividends and other distributions to us. Furthermore, PRC legal restrictions permit payments of dividends by Shengqu only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, Shengqu is also required to set aside a portion of its net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and our affiliated PRC entities are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB467.3 million (US$56.5 million), or 31.1%, of our total consolidated net assets as of December 31, 2004. Any limitation on the ability of our PRC subsidiaries and our affiliated PRC entities to transfer funds to us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

The PRC government has recently strengthened the regulation on investments made by PRC companies and residents in offshore companies and reinvestments in China made by these offshore companies. These new measures may have a significant impact on our business and operations, and our business and operations may be subject to more restrictive governmental supervision.

     Regulations were recently promulgated by the State Development and Reform Commission, or SDRC, and the State Administration of Foreign Exchange, or SAFE, that will require registration with, and approval from, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents and PRC corporate entities. The SAFE regulations retroactively require registration of overseas investments previously made by PRC residents. In particular, the SAFE regulations require PRC residents to file with competent SAFE offices information about offshore companies in which they have directly or indirectly invested and to make follow-up filings in connection with certain material transactions involving such offshore companies, such as mergers, acquisitions, capital increases and decreases, external equity investments or equity transfers. According to the SAFE regulations, a newly established foreign-invested enterprise is now required to provide detailed information about its controlling shareholders and to certify whether it is directly or indirectly controlled by a domestic entity or resident.

     In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above can result in liability under PRC law for foreign exchange evasion.

     In accordance with the SAFE regulations, with the exception of companies listed on overseas stock markets, foreign exchange income received by overseas special purpose companies directly or indirectly controlled by PRC residents for the purpose of raising funds for such PRC residents’ domestically controlled companies may not be retained by such offshore companies. Moreover, within thirty days of receiving any income, whether directly or indirectly through such overseas special purpose companies, a PRC resident must remit all such income back to China.

     These regulations may have a significant impact on our present and future structuring and investment. Following our inquiries with SAFE, we have been informed that internal implementing guidelines have yet to be issued so that details about the application and filing process can be clarified. We intend to take all necessary measures for ensuring that all required applications and filings will be duly made and all other requirements will be met. We further intend to structure and execute our future offshore acquisitions in a manner consistent with the new regulations and any other relevant legislation. However, because it is presently uncertain how the SDRC and SAFE regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant government authorities, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. In particular, we can give no assurances that we will be able to cause the PRC companies or residents with a direct or indirect stake in our company to comply with all SAFE and SDRC regulations. Our inability to secure required approvals or registrations may subject us to legal sanctions, restrict our ability to pay dividends from our PRC subsidiary, Shengqu, to our offshore holding company, restrict our overseas or cross-border investment activities or affect our ownership structure, as a result of which our ownership structure, acquisition strategies, business operations and profits could be materially and adversely affected.

The laws and regulations governing the online game industry and related businesses in China are developing and subject to future changes. If we or any of our PRC operating companies fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

     The Internet industry, including the operation of online games, in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, the Ministry of Information Industry, the State Administration of Industry and Commerce, the Ministry of Culture, the State Press and Publication Administration, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and online game industries.

     Our PRC operating companies are required to obtain applicable permits or approvals from different regulatory authorities in order to provide their services. For example, an Internet content provider, or ICP, must obtain an ICP license from the Ministry of Information Industry in order to engage in any commercial ICP operations within China. In addition, an online game operator must also obtain a license from the Ministry of Culture and a license from the State Press and Publication Administration in order to distribute games through the Internet. If any of our PRC operating companies fails to obtain or maintain any of the required permits or approvals, they may be subject to various penalties, including fines and the discontinuation or restriction of their operations. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.

     As the online game industry is at an early stage of development in China, new laws and regulations may be adopted in the future to address new issues that arise from time to time, such as online advertising. Also, different regulatory authorities may have different opinions with regard to the licensing requirements imposed on online game operators. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online game industry and related businesses. While we believe that we are in compliance in all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

     We currently operate a large number of websites, the domain names of which are registered under the names of Shengqu and our other PRC-incorporated affiliates. In order to streamline and optimize our Internet publication businesses, we have started to put all our Internet publication businesses, including our editing, content supervision, publication, and other related businesses, under Shanda Networking. We have reported to the Ministry of Information Industry of the change and Shanda Networking has applied to the State Press and Publications Administration for expanding its Internet publication license from the publication of online games to encompass books, newspapers, periodicals, music and video products, works in the fields of literature, art, natural science, social science, engineering, and other electronic publications. We believe that Shanda Networking has satisfied all qualifications required to obtain the permission for license expansion and we do not believe that, while its application is pending, the regulatory authorities will take any action against it. However, we cannot assure you that it will obtain this approval or that the regulatory authority will not take any action against it.

The PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.

     China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has stopped the distribution of information through the Internet that it believes violates PRC law. The Ministry of Information Industry, the State Press and Publication Administration and the Ministry of Culture recently promulgated new regulations which prohibit games from being distributed through the Internet if they contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. In addition, certain PRC social organizations have recently discussed the possibility of implementing a rating system for online games. The effect that such a system could have on our business is unclear.

     If any games we offer were deemed to violate any such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of our license for operating online games, which would materially and adversely affect our business, financial condition and results of operations.

     We may also be subject to potential liability for unlawful actions of our users or for content we distribute that is deemed inappropriate. Furthermore, we may be required to delete content that violates the laws of the PRC and report content that we suspect may violate PRC law. It may be difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our games or other services in China.

The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafes, which are currently the primary venue for our users to play online games. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our customer base.

     In April 2001, the PRC government began tightening its regulation and supervision of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. The PRC government has also imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. Moreover, the State Administration of Industry and Commerce, one of the government agencies in charge of Internet cafe licensing, and other government agencies jointly issued a notice in February 2004 suspending the issuance of new Internet cafe licenses for a period of six months. Although the six-month period is over, in practice, the suspension is still in effect. It is unclear when this suspension will be lifted, if at all. So long as Internet cafes are the primary venue for our users to play online games, any reduction in the number, or slowdown in the growth, of Internet cafes in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues and expand our customer base, thereby reducing our profitability and growth prospects.

Currently there are no laws or regulations in the PRC governing virtual asset property rights and therefore, it is not clear what liabilities, if any, online game operators may have for virtual assets.

     In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our users’ game characters, are acquired and accumulated. Such virtual assets can be important to online game players and in some cases are traded between players for monetary values. In practice, virtual assets can be lost for various reasons, often through unauthorized use of users’ IDs by other users and occasionally through data loss caused by delay of network service or by a network crash. Currently there are no PRC laws and regulations governing virtual asset property rights. As a result, it is unclear who is the legal owner of virtual assets and whether the ownership of virtual assets is protected by law. In case of a loss of virtual assets, we may be sued by online game players and may be held liable for damages, which may negatively affect our business, financial condition and results of operations.

Risks Relating to the People’s Republic of China

     Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

The PRC’s economic, political and social conditions, as well as government policies, could affect our business.

     The PRC economy differs from the economies of most developed countries in many respects, including in the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

     The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Most recently, the PRC government implemented a number of measures, such as raising bank reserves rates in order to place additional limitations on the ability of commercial banks to make loans and slow down certain segments of the PRC economy. These actions, as well as future actions and policies of the PRC government, could materially affect general economic conditions in China and could have a material adverse effect on our business and results of operations.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

     The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic and business matters. The overall effect of legislation over the past 25 years has been a significant enhancement of the protections afforded to various forms of foreign-invested enterprises in mainland China. Our PRC operating subsidiary, Shengqu, is a wholly foreign owned enterprise, or WFOE, which is an enterprise incorporated in mainland China and wholly-owned by foreign investors. Shengqu is subject to laws and regulations applicable to foreign investment in mainland China in general and laws and regulations applicable to WFOEs in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

     Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account”, which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account”, which includes foreign direct investment and loans.

     Currently, Shengqu may purchase foreign exchange for settlement of “current account transactions”, including payment of dividends to us and payment of license fees to foreign game licensors, and our PRC operating companies may purchase foreign exchange for payment of license fees to foreign game licensors without the approval of the State Administration for Foreign Exchange. Shengqu may also retain foreign exchange in its current account, subject to a ceiling approved by the State Administration for Foreign Exchange, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future.

     Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

     Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance Shengqu by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with the State Administration for Foreign Exchange, and if we finance Shengqu by means of capital contributions, those capital contributions must be approved by the Ministry of Commerce. Our ability to use the U.S. dollar proceeds of the sale of our equity or debt to finance our business activities conducted through Shengqu will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance Shanda Networking or its subsidiaries’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all.

Fluctuations in exchange rates could result in foreign currency exchange losses.

     Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar and the Japanese yen. Fluctuations in exchange rates, particularly those involving the U.S. dollar and the Japanese yen, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. The PRC government has indicated that it may be evaluating its decades-old policy of pegging the value of the Renminbi to the U.S. dollar. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all.

     In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars and Japanese yen. Conversely, an increase in the value of the Renminbi could increase our reported earnings in U.S. dollar terms without a fundamental change in our business or operating performance.

     Since our revenues are primarily denominated in Renminbi, our valuation could be materially and adversely affected by the devaluation of the Renminbi if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. In addition, certain of our acquisitions may expose us to additional currency fluctuations that would affect our reported valuation of those holdings. Actoz, which we will account for under the equity method, is a South Korean company; changes in its valuation as a consequence of fluctuations in the Korean Won would be reflected in our valuation.

Inflation in China could negatively affect our profitability and growth.

     While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products and services rise at a rate that is insufficient to compensate for the rise in our costs, our business may be materially and adversely affected. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets, and restrictions on state bank lending. Such austerity measures can lead to a slowing of economic growth. A slow down in the PRC economy could also materially and adversely affect our business and prospects.

Risks Relating to our ADSs

One shareholder has significant control over the outcome of our shareholder votes.

     As of March 31, 2005, Skyline Media beneficially owned approximately 60.4% of our outstanding equity interests. Accordingly, Skyline Media has and is expected to maintain significant control over the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

     The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since May 13, 2004, the sale prices of our ADSs on the Nasdaq National Market ranged from $10.58 to $45.40 per ADS and the last reported sale price on May 26, 2005 was US$35.00. Our ADS price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. In addition, the existence of our Zero Coupon Senior Convertible Notes due 2014 that we issued in October 2004, or the convertible notes, may encourage short selling in our ADSs by market participants because the conversion of the convertible notes could depress the price of our ADSs.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

     Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of company law as compared to the U.S., and provides significantly less protection to investors. Therefore, our shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

     Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, the following:

•	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings; and

•	provisions that authorize our board of directors, without action by our shareholders, to issue preferred shares and to issue additional ordinary shares, including ordinary shares represented by ADSs.

     These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement.

     A holder of our ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

You may be subject to limitations on transfer of your ADSs

     Your ADSs represented by American Depositary Receipt are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer, or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Item 4. Information About the Company

A. HISTORY AND DEVELOPMENT OF THE COMPANY

     Our business was founded in December 1999 when Tianqiao Chen and Danian Chen established Shanda Networking which initially focused on investments relating to the development and operation of a Chinese language online virtual community. In November 2001, we commercially launched Mir II, our first massively multiplayer online role-playing game, or MMORPG. In March 2003, we commercially launched Fortress II, our first casual game, and in October 2003, we launched Woool, our first in-house developed online game. Currently, we commercially operate nine online games consisting of five MMORPGs and four casual games.

     In addition to our internal growth we have developed our business through a number of strategic acquisitions and investments, including the following:

•	the acquisition of Hangzhou Bianfeng Software Co. Ltd., or Bianfeng, a developer and operator of online chess and board games in China, and an affiliated company in July 2004;

•	the acquisition of Shanghai Xuanting Entertainment Information Technology Co., Ltd., which operates an online forum known as Qidian;

•	the purchase of a 17.86% interest in Shanghai Haofang Online Information Technology Co. Ltd., or Haofang, the operator of the largest network PC game platform in China;

•	the acquisition of Beijing Digital Red Software Application Technology Co., Ltd., or Digital Red, a developer of mobile phone games;

•	the purchase of an approximately 38.1% stake in Actoz Soft Co., Ltd., or Actoz, a Korean developer, operator and publisher of online games; and

•	the purchase of an approximately 19.5% stake in Sina Corp, or Sina, an online media company and value-added service provider in China. At the time of the acquisition we disclosed an intention to consider, among other things, increasing this investment or seeking a business combination with Sina.

B. BUSINESS OVERVIEW

     We are an interactive entertainment company and one of the largest operators of online games in China. We offer a portfolio of online games that users play over the Internet and we plan to offer additional content such as music and movies through our operating platform while also exploring new channels to deliver our expanded content offerings to end users.

     Our content offerings primarily consist of online games which we license from third-parties or develop in-house. In 2004, our commercially launched games, including Bianfeng’s online chess and board games, had approximately

2.0 million peak concurrent users and 1.1 million average concurrent users. According to a 2004 survey of online game use in China conducted by International Data Corporation, or IDC, Shanda’s massively multiplayer online role-playing games, Mir II and Woool, were, respectively, the most popular online game and the most popular domestic online game in China. The IDC survey also reported that BNB and Maple Story, two of our casual games, were among the top ten casual games in China.

     Our MMORPGs allow thousands of users to interact with one another in a virtual world by assuming ongoing roles or characters with different features. The interactive and group-oriented nature of these games along with the large size of our user base significantly contributes to retaining our current users and attracting new users. These features allow our games to attract a high degree of user loyalty as the games require a significant amount of time to learn and master.

     Prior to October 2003, we licensed all of our online games from overseas developers, and localized these games for the China market. Beginning in the first half of 2002, we devoted substantial resources to establishing and expanding our in-house game development capability, and in October 2003, we launched Woool, which we developed in-house and which is now our second most popular game in terms of revenues. In 2004, we commercially launched two additional in-house developed games, The Sign and The Age, and in 2005 we have begun open beta testing for Magical Land, another in-house developed MMORPG, and closed beta testing for Three Kingdoms, an in-house developed casual game. We intend to continue diversifying our online game portfolio by developing additional games internally to complement our game licensing activities.

     Our operating platform includes our technological infrastructure, distribution and payment system, customer service center, game content management and marketing platform. Our technological infrastructure consists of a nation-wide server network with the capacity to accommodate approximately 5.5 million concurrent online users. Our nation-wide distribution and payment network includes approximately 129,000 e-sale and 178,000 offline distribution points; additionally, in 2004, we sold virtual pre-paid cards to approximately 15,200 purchasers through direct online sales. Our customer service system includes a 24-hour call center and a walk-in customer service center. In addition, for each of our online games we have a separate game content management team which manages the operation of the game and the online community for the game.

     Currently, our content is primarily accessed through personal computers. We are, however, exploring new channels to deliver our expanding content offerings to end users, including interactive television and mobile phone handsets.

Our Content

     Our content offerings primarily consist of online games, including MMORPGs and casual games. As a result of recent acquisitions, however, we also offer online chess and board games, mobile phone games and original literature content. In addition, we plan to further expand our content offerings to include music and movies.

MMORPGs

     Our MMORPGs are action-adventure based, and draw upon martial arts and combat themes. Each MMORPG creates a virtual world within which thousands of players interact with one another inside the game. Typical features of our MMORPGs include the following:

•	players may assume the ongoing role, or alter-ego, of a particular game character, each with different strengths and weaknesses;

•	each game character may gain experience and collect certain game features, such as weapons and points, which increases the status of the game character and, in the process, builds a strong game identity; the variety of features that are available means that a player is unlikely to “meet” anyone in the virtual world exactly like his or her game character;

•	although each game character may be unique, groups of players may, and often must, form teams or alliances to fulfill certain game objectives;

•	game features may be “traded” or “sold” within the game, and game characters may take on life-like social experiences such as getting married and forming master/disciple relationships with other players. In addition, players may communicate with each other through our instant messaging service or our chat room during the game;

•	special events are held from time to time to stimulate group interest, such as “fortress raids” where players are encouraged to form groups and attack a particular fortress at a specified time; and

•	the game is ultimately never won or lost, but instead is continuing through a game story that does not have a natural ending.

     In preparation for the commercial launch of a new game, we conduct closed beta testing of the game in an effort to eliminate technical problems. This closed beta testing is followed by open beta testing in which we allow our registered users to play without charge in open market conditions to ensure performance consistency and stability of operation systems.

     The following table summarizes the MMORPGs or other massively multiplayer online games that we are currently offering or that are in the process of closed or open beta testing.

Date of Commercial
Game	Description	Game Source	Launch/Testing

Mir II	Martial arts adventure	Licensed	Commercial launch November 2001

Woool	Martial arts adventure	In-house developed	Commercial launch October 2003

Tactical Commanders	Science fiction strategy	Licensed	Commercial launch June 2003

The Sign	3D martial arts adventure	In-house developed	Commercial launch May 2004

The Age	Society simulation	In-house developed	Commercial launch June 2004

D.O.	3D martial arts adventure	Licensed	Open testing November 2004

Magical Land	Fantasy role-playing	In-house developed	Open testing April 2005

     In addition to the MMORPGs that we currently offer or are in the process of performing closed or open beta testing upon, we have recently entered into a license agreement with Turbine, Inc., a leading publisher of online subscription entertainment, to operate the online game version of Dungeons & Dragons, entitled Dungeons & Dragons Online, in China. Under the agreement, we will hold the exclusive rights in China to operate this 3-D massively multiplayer online role-playing game based on the Hasbro and Wizards of the Coast Dungeons & Dragons franchise.

Our Casual Games

     Casual games are easier to play than MMORPGs. Casual games are typically session based, meaning that a game can be played to a conclusion within a short period of time. Generally, fewer than ten players may interact with each other in an online casual game.

     Although we currently charge users only for accessing premium features in three of our four commercially launched casual games and not for accessing the games themselves, casual games are an important component of our overall growth strategy. We believe casual game users have gradually become accustomed to accessing and paying for the premium features of the game, resulting in an increase in the percentage of our revenues derived from casual games in 2004. In addition, casual games attract a broader range of users, as well as more home users, than MMORPGs. As a result, our casual games provide us with certain benefits and opportunities not typically available through MMORPGs, such as:

•	casual games, due to their lower level of complexity and typically shorter duration, provide less-experienced online game players with a means to become familiar with both game playing and the online game culture without making substantial commitments of time and resources;

•	because casual game players do not typically pay usage fees for playtime, they are generally more willing to accept, and therefore more receptive to, the inclusion of paid advertising in the game environment; and

•	casual games are well-suited to use at home, due to their shorter duration and reduced demand for a player’s full attention for prolonged periods, as compared to MMORPGs; as a result, we believe that casual games may contribute to the expansion of the online game culture beyond the Internet cafes and into the users’ homes.

     The following table summarizes the casual games that we currently offer or that are in the process of closed or open beta testing:

Date of Commercial
Game	Description	Game Source	Launch/Testing

Fortress II	Tank combat	Licensed	Commercial launch March 2003
BNB	Exploding-bubble battle	Licensed	Commercial launch August 2003
GetAmped	3D fighting game	Licensed	Commercial launch May 2004
Maple Story	Combat side scroller	Licensed	Commercial launch August 2004
Three Kingdoms	Strategy combat	In-house developed	Closed testing April 2005

     The license for Fortress II will expire in July 2005. We do not collect revenues for Fortress II under the same business model that we employ with our other casual games, which we refer to as an ‘avatar-based’ business model and, accordingly, we have not experienced the same opportunities for revenue with this game. For this reason, we have decided not to extend this license and will terminate game service upon its expiration.

Our Online Chess and Board Games

     Our casual games also include online chess and board games offered through Bianfeng, which we acquired in 2004. Bianfeng’s www.gameabc.com portal provides users with a variety of casual games, including card games, board games, mahjong and simple arcade games.

Other Game Content

     Haofang Network PC Game Platform, or Haofang, provides a virtual platform and game client to our end users. Users of PC games are able to find and connect through the Internet with other players of the same PC game. This enables users to form a large network through which to interact with others virtually, using software that has network capability. Without such an Internet based network, users of PC games would generally be limited to playing with other users that are either at the same PC or connected through a local area network. Unlike with our MMORPGs, we do not own or license the content provided through Haofang, but rather provide only the virtual platform, nevertheless, Haofang enhances our overall offering of online content.

Literature, Music and Movies

     In addition to online game content, we also offer original literature online and we intend to offer music and movies through our expanding online entertainment platform.

     Through Qidian, a Chinese language original literature portal that we acquired in 2004, we publish works of independent writers, including magic fantasy works, science fiction works and works based upon the story lines of online games. Through Qidian’s literature platform, readers can interact and communicate with authors as well as subscribe for access to the published works. Qidian has published approximately 17,500 literature works from approximately 12,000 writers and has obtained the electronic copyrights to approximately 600 of the most popular works that it has published.

     In April 2005, we announced a strategic partnership with Universal Music, a leading music company, pursuant to which we will provide our users with access to Universal Music’s online music repertoire on both a streaming and a downloadable basis, and within the game operation platform. Universal Music will provide music, artist-related information and news materials which we expect to offer on our platform. We are in the process of negotiating a definitive agreement with Universal and intend to launch the music service in 2005.

     We are also exploring opportunities to partner with movie content providers in order to offer our users access to movies through our interactive entertainment platform.

Mobile Phone-Based Online Games

     We believe that China is an attractive market for the delivery of games and other entertainment content over mobile phones, as it is already the largest mobile phone market in the world in terms of numbers of subscribers.

     In October 2004, we completed our acquisition of 100% of the equity interest in Beijing Digital Red Software Application Technology Co., Ltd., or Digital Red. Digital Red is a developer of mobile phone games. It has developed approximately 280 game applications, many of which enjoy top-ranking in terms of download traffic. These games include Java, Smartphone and Sybian products and pre-loaded games for mainstream mobile phone manufacturers, including Nokia, Motorola, Sharp and Sony Ericson, as well as K-Java games for China Mobile’s game download portal. Digital Red’s K-Java game was among the first available on China Mobile’s game download portal since it was first launched in 2003.

     In connection with our investment, we acquired rights to distribute Digital Red’s wireless games in China. Through Digital Red, we intend to develop interactive mobile phone games in order to position ourselves to capture future growth opportunities in this market, including those that may be made available by the adoption of the third generation of mobile telecommunications systems. In addition, we plan to continue to explore alternative platforms for the delivery of mobile interactive game content. We believe that interactive game will play a significant role in the content provided on the next generation of mobile platforms and we are working closely with the top leaders, China Mobile and Unicom to further explore this market opportunity.

Game Related Content Publishing

     In order to take advantage of the commercial opportunities presented by the significant following generated by our games and game characters, we have begun marketing game related publications, such as game manuals, magazines and other related products, based on these games and characters. We market the merchandise through the same retail and Internet distribution points through which we market our pre-paid cards. We also intend to begin offering these products online through our game sites and using our existing payment system to allow users to pay for merchandise through deductions from their pre-paid accounts.

Sources of Content

Game Licensing

     As of December 31, 2004, we had licenses for nine online games, including six that we commercially operate.

     We license our games from developers in various countries where online game use is relatively established. We license new games in accordance with annual licensing plans and budgets that we develop based on market analyses and user surveys. We have a dedicated team monitoring each of the South Korean, Japanese, United States and

European markets to identify and source new online games.

     The cost of licensing games from these developers generally consists of an upfront licensing fee, which we generally pay in several installments, and ongoing licensing fees, which are equal to a percentage of our revenues from the relevant licensed game. The ongoing licensing fee payments for games which have been commercially launched range from 21% of revenues to 22% of total sales before distributor discount, for massively multiplayer online games, and 15% to 30% of our revenues for casual games. As a result, aggregate licensing fees for our MMORPGs and casual games amounted to approximately 21.3% of our net revenues in 2004. Each of these licenses provides us with the exclusive right to operate the game in mainland China and Hong Kong. Most developers agree to timely provide us, without any additional charge, with updates, enhancements and improvements developed for the games licensed to us. The majority of our game licenses require the licensors to provide us with technical support. The Mir II license, as amended in August 2003, however, does not obligate the licensor to provide technical support or upgrade services to us. The amended Mir II license agreement does, under certain circumstances, permit us to provide our own technical support in the event that the licensor does not do so.

     We have also obtained rights or control to certain licenses through the acquisition of, or investment in, other businesses. Please see the section “Recent Acquisitions” in Item 5 “Operating and Financial Review and Prospects”.

Game Development

     We intend to expand our game offerings by continuing to license new games from third party developers but also by developing additional games in-house. Between October 2003 and June 2004, we commercially launched Woool, The Sign and The Age, each an in-house developed MMORPG. In addition, in 2005 we have begun open beta testing for Magical Land, another in-house developed MMORPG, and closed beta testing for Three Kingdoms, an in-house developed casual game. We have established our in-house game development capacity by building and staffing a research and development center and by acquiring game development companies. Please see the section “Recent Acquisitions” in Item 5 “Operating and Financial Review and Prospects” for a discussion of these acquisitions.

     We established our research and development center in 2002. As of December 31, 2004, we had approximately 400 research and development employees. We plan to continue to invest in, and to significantly expand, our research and development center for game development. We have also established a game testing and evaluation center that allows us to evaluate more thoroughly and systematically the technological performance of internally developed and licensed games, and to anticipate and respond more effectively to threats to the technological integrity of our existing games, such as cheating and hacking programs.

Other Content

     In addition to our game content, we have added and are developing other content, including our online chess and board games, literature, music and movies, our mobile phone based online games and short-messaging and multimedia-messaging services, and our game related content publishing. We intend to expand our content offering through in-house development, licensing and through acquisition and strategic agreements with other businesses. As examples of our addition of content through acquisitions, through Bianfeng, we have added our online chess and board games; Qidian has provided a literature portal, the Haofang network PC game platform has provided access to additional games, and Digital Red develops mobile phone games. We expect to add music content through an agreement with Universal Music.

Our Operating Platform

     In addition to our online games and other interactive entertainment content, we believe that our operating platform contributes to the experience of our users and enhances user loyalty. Our operating platform encompasses a variety of elements, including our product management system, distribution and payment network, unified billing platform, marketing and customer service, PC network game platform and technological infrastructure.

Game Product Management

     We have a separate product management team for each of our MMORPG and casual games. Each product team acts as a product specialist in interaction with our functional departments, such as research and development, licensing, marketing, sales and distribution, technology support and customer services. Our product teams:

•	conduct the cost/return analysis and form operational plans before the launch of any game;

•	coordinate internal resources and interact with the other departments to secure the smooth operation of the game in daily operations;

•	control the timing of the release of new game versions and enhancements; and

•	manage the online game’s virtual community on an hour-by-hour basis including, for example, by organizing in-game events.

As of December 31, 2004, our product management teams consisted of 154 employees.

Short Messaging Service and Multimedia Messaging Service

     We have entered into arrangements with China Mobile and China Unicom, the primary mobile communications operators in China, to offer various mobile value-added services to our online game players. We believe that in addition to providing a supplemental source of revenue, mobile value-added services help enhance the user’s game playing experience, generate a strong sense of community among users and serve as an efficient marketing tool. The current mobile value-added service product offering focus is on short-messaging-service, or SMS, and multimedia-messaging-service, or MMS.

     We offer both in-game and out-of-game SMS, as well as certain SMS games. Our in-game SMS enables our online game users to communicate with China Mobile’s mobile phone users from their game screens in certain of our games by sending and receiving short messages. Our out-of game SMS enables users to acquire certain in-game equipment and other features by sending short messages to us from their mobile phones. In addition, we have developed interactive SMS games for users. For example, we have developed Woool Baby, which has many features in common with Woool, but which provides a different experience for the game player. We intend to commercially launch in-game SMS for additional in-house developed online games in future periods. Game content related multimedia clips, including game-based pictures, ringtones and stories, may be sent to MMS subscribers.

Pricing, Distribution and Payment

     In order to play our games or, in the case of our casual games other than Fortress II, in order to purchase enhancing features, users must purchase pre-paid cards, which are sold in both virtual and physical form. Each pre-paid card contains a unique access code and password that enables users to add value to their account for one of our online games. Currently, each pre-paid card may only be used to play one of our online games, although a user may choose which game account, among all accounts held by the user, to apply the pre-paid card’s value. Charges based on either the number of hours of playtime or unlimited playtime for a specified number of days are deducted against the value provided in the pre-paid cards.

     We generally develop a pricing curve to set the retail prices for the games we offer. Pricing curves are developed primarily based on the game cost, user game playing and payment patterns and the pricing of competing games in the market. Since the launch of our first online game in 2001, we have tracked and accumulated user data generated from our user base, which provides us with an extensive database to analyze user patterns and establish pricing curves for particular types of games. Once a game’s pricing is set, it is difficult to increase prices during the game’s commercial lifecycle. We have generally maintained stable pricing curves for our games.

     We distribute our pre-paid cards through three principal channels:

•	our e-sales system for virtual pre-paid cards;

•	our offline distribution system for physical pre-paid cards; and

•	direct online sales.

     Other than direct online sales, we generally operate by selling pre-paid cards to a group of regional distributors from whom we generally collect payment on a prepaid basis. These distributors resell the cards to sub-distributors that, in turn, distribute the cards directly to Internet cafes and other retail points of sale. We estimate, based on a survey we conducted among our regional distributors in December 2004 and sales records in our e-sales system, that our e-sales and offline distribution networks include approximately 129,000 and 178,000 points of sale in China respectively. In addition, in 2004 we sold virtual pre-paid cards to approximately 15,200 purchasers through direct online sales. Our sales policies and distributor incentive systems generally discourage our regional distributors from distributing pre-paid cards of other online game operators. Our data center and servers maintain user information, including user registration information and data relating to usage patterns, and we do not rely on distributors for such information.

     The following table sets forth the percentage of pre-paid card sales from each of these distribution channels in 2004:

% of Game
Card Sales
E-sales	44.7%
Offline distribution	44.1%
Direct online sales	5.7%
Others	5.4%

Total	100.0%

     In 2004, we offered sales discounts that averaged between approximately 23% and 15% to our e-sales distributors and offline distributors, respectively. The sales discount represents the difference between the price at which we sell games cards to distributors and the face value of the games cards. We generally offer a larger discount to our e-sales distributors than our offline physical card distributors, primarily because we intend to facilitate the expansion of our e-sales system that provides us with control of the distribution process. In addition, the cost of distributing virtual pre-paid cards through our e-sales system is lower than the costs involved in offline distribution of physical pre-paid cards. We expect the direct portion of our sales to increase and thus the portion of our sales subject to discount to decrease.

     We also collect online game revenues through two telecommunications service operators that bundle broadband access services with our online games to home users.

Our Unified User Platform

     In May 2004, we launched a centralized user and billing verification system, which allows users to hold a single Shanda account through which they can access our various online games and other interactive entertainment content. Users with pre-existing game accounts can upgrade those accounts to a new centralized account. Through the new centralized account, users can access or subscribe to a variety of our services in addition to our online game services, including our virtual communities, wireless content, and literature portal.

     The unified user platform provides a means to bind together our various content and services. By organizing our products into a common platform, we expect to leverage the value of our user base within any given application, to retain user loyalty, and to have an efficient means to manage our billing and user data as well as to organize promotional events and the introduction and testing of new products and services.

User Password Protection Product

     In July 2004, we introduced a password protection product for our users. The product contains a small digital card that provides an account password which changes each minute. With this new product, our users can enjoy additional protection of their game account. We believe that this protection will enhance user loyalty by reducing account theft and the loss of user in-game equipment.

Online Advertising

     We believe that our large user base presents an opportunity to generate revenues from the sale of online advertisements, and in 2004 we began generating online advertisement revenues. In October 2004, we entered into a strategic alliance with eBay EachNet, an eBay company, pursuant to which eBay EachNet places advertisements, including a variety of banners, displays and pop-ups, on the websites and user log-in pages for our games (but not in the game environment). In addition, we have selected eBay EachNet’s e-commerce platform as our preferred choice for our game users.

Marketing

     Due to the group interaction appeal of online games, word-of-mouth is a major medium for promoting our games. Our marketing strategy is to utilize our existing large user base and nationwide distribution network to retain our existing users and attract new users. We employ a variety of traditional and online marketing programs and promotional activities, including in-game events, in-game marketing, open beta testing and offline efforts.

     We frequently organize in-game events for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. Examples of in-game events include special challenges or features, such as fortress raids, introduced to the game environments for a scheduled period. In addition, we use in-game events to introduce users to new features of our games.

     Moreover, we frequently post announcements in the game environment of our MMORPGs to promote new features, other improvements to the games, and in-game events. We generally use these announcements to promote the game in which they are displayed.

     We have also sponsored contests among users, including in 2004, a contest co-sponsored with China Unicom in which top teams of players from each of several provinces in the PRC were identified through competition and then matched against one another. During the course of this competition, the game in which the competition was conducted was changed in order to focus the attention garnered by the competition onto a variety of our games. Also in 2004, we conducted a contest entirely in BNB in which successful players from the PRC were matched against players from Korea.

     Our open beta testing system both tests the operation of new games under open market conditions and introduces new games to users. During open beta testing, we do not charge users to play the new game. Open beta testing provides an initial user base and creates initial excitement and word-of-mouth publicity to support the commercial launch of the game.

     We also market new games through posters in Internet cafes that are part of our distribution network. In addition, in 2004, we posted advertisements in approximately 28 trade and industry newspapers and magazines and on approximately 74 Internet portals and online game websites. We conduct exhibitions at popular venues, where we will stage exhibitions, distribute software and game content-related merchandise, and interact directly with our user base. Furthermore, we sponsor select media events, such as an award show with MTV China, to promote our brand names and our games. We also intend to establish sales offices in a number of provinces in China to assist our local distributors in organizing promotion activities for our game offerings.

     In addition, our marketing teams organize and sponsor promotional events at Internet cafes, distribution points, and other venues frequented by game users. These efforts have included incentive arrangements with Internet cafes.

Customer Service

     We regard customer service as one of our key marketing tools and we are committed to providing superior customer service to our users. We provide service to our customers through three principal channels:

•	our call center, which serves our customers 24 hours per day, seven days per week;

•	our walk-in customer service center, located in Shanghai; and

•	e-mail and facsimile letters.

     In addition, we offer bulletin board services that allow users to post questions to, and receive responses from, other users.

Technology Infrastructure

     We have developed an extensive technology infrastructure that supports the operation of our games across China. As of December 31, 2004, our server network for our game operations consisted of approximately 11,200 servers and 2,500 server annex equipment units with the capacity to accommodate up to 5.5 million concurrent online users.

     Due to the real-time interaction among thousands of users, the stable operation of our MMORPGs requires a significant number of servers and a significant amount of connectivity bandwidth. Due to China’s large geographical area and limitations on bandwidth, we have located game servers for our MMORPGs in a number of regions throughout China. As a result, our MMORPG users can play our games using servers located in their region and without exchanging data across the national network, thereby increasing the speed at which our games operate and enhancing the user experience.

     As of December 31, 2004, we owned approximately 50.5% of the servers in the server network used for our game operations, and we leased the remainder from telecommunications operators. All of the servers in the server network for our game operations are located on the premises of our hosting telecommunications operators.

Our Delivery Channels

     The primary delivery channel for our online games and other interactive entertainment content is the personal computer or PC. In addition, through Digital Red, we develop game content to be delivered through mobile phones. We are also exploring opportunities to expand the home based interactive entertainment market by delivering content through consol devices that allow users to access the Internet through their televisions.

Competition

     We compete primarily with other online game operators based in China. We believe that domestic operators, including us, are likely to have a competitive advantage over international service providers who enter the China market, as these international service providers are likely to lack operational infrastructure in China and content localization experience for the China market. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international operators establish joint ventures or form alliances with, or acquire, domestic operators. In addition, we compete for users against various offline games, such as console games, arcade game and handled games, as well as various other forms of traditional or other online entertainment.

Intellectual Property and Proprietary Rights

     We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, suppliers, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. Despite our precautions, it may be possible for third parties to obtain and use intellectual property that we own or license without consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

     As of December 31, 2004, we were the registered owner of 18 software copyrights, each of which we have registered with the State Copyright Bureau of the PRC.

     As of December 31, 2004, we owned approximately 50 trademarks registered with the China Trademark Office, including “Shanda” in English and Chinese and had approximately 300 trademark applications pending with the China Trademark Office. We have also filed applications for trademark registration of “Shanda” in English and Chinese in a number of other jurisdictions, including Taiwan, Hong Kong, South Korea, the United States, India, Canada and New Zealand.

Regulatory Matters

     The online game industry in China operates under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and the various ministries and agencies under its leadership. These ministries and agencies mainly include:

•	the Ministry of Information Industry;

•	the Ministry of Culture;

•	the State Press and Publications Administration;

•	the State Copyright Bureau;

•	the State Administration for Industry and Commerce;

•	the Ministry of Public Security; and

•	the Bureau of State Secrecy.

     The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

Foreign Ownership Restrictions

     PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes operating online games, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the required licenses for operating online games in China. In order to comply with foreign ownership restrictions, we operate our online game business in China through Shanda Networking, which is wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our senior vice president, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Under PRC law, we cannot hold the licenses and approvals necessary to operate our online games because those licenses and approvals can only be held by domestic PRC persons. We are not considered to be a domestic PRC person for this purpose. In the opinion of Yao Liang Law Office, our PRC legal counsel, (1) the ownership structures of our company, Shengqu and our PRC operating companies are in compliance with existing PRC laws and regulations, (2) our contractual arrangements with Shanda Networking and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (3) the business operations of our company, Shengqu and our PRC operating companies, as described in this annual report, are in compliance with existing PRC laws and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online game industry, we could be subject to severe penalties.

Licenses

     There are a number of aspects of our business which require us to obtain licenses from a variety of PRC regulatory authorities.

     As ICP service providers, our PRC operating companies are required to either hold value-added telecommunications business operation licenses, or ICP licenses, issued by the Ministry of Information Industry or its local offices or be sublicensed by qualified ICP license holders. Moreover, ICP operators providing ICP services in multiple provinces, autonomous regions and centrally administered municipalities may be required to obtain an Inter-regional ICP license. Shanda Networking and Shanghai Shulong Technology Development Co., Ltd. have already obtained inter-regional ICP licenses, which both cover SMS service. Shanda Networking’s license also covers online bulletin board service. Nanjing Shanda and Hangzhou Bianfeng currently conduct ICP businesses by having sublicensing arrangements with Shanda Networking.

     Each ICP license holder that engages in the supply and servicing of Internet cultural products, which include online games, must obtain an additional Internet culture business operations license from the Ministry of Culture. Shanda Networking holds an Internet culture business operations license issued by the Ministry of Culture.

     The State Press and Publications Administration and the Ministry of Information Industry jointly impose a license requirement for any company that intends to engage in online publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Shanda Networking holds an online publishing license issued by the State Press and Publications Administration. In addition, the Ministry of Culture requires us to submit for its content review and approval any online games we would like to import. If we import games without that approval, the Ministry of Culture may impose penalties on us, including revoking our Internet culture business operations license required for the operation of online games in China.

     The Ministry of Public Security imposes a license requirement for any company that intends to engage in the development and sales of computer and information system safety guard products. Shanda Networking holds a computer and information system safety guard products sales license issued by the Ministry of Public Security.

ICP License Sublicensing

     According to rules promulgated by the Ministry of Information Industry, an ICP service provider that has obtained an inter-regional ICP license shall conduct its business operations in provinces, autonomous regions and centrally administered municipalities as covered by its license within one year after acquiring the license. An inter-regional ICP service provider may authorize its subsidiaries or its branches to conduct an ICP business in licensed regions. If it authorizes its subsidiaries, the ICP service provider’s shareholding in such subsidiaries must be greater than 51%. Moreover, an ICP service provider shall not authorize two or more subsidiaries or branches to conduct the same ICP business in the same region. Shanda Networking has authorized Nanjing Shanda and Hangzhou Bianfeng to conduct ICP business in several regions. Nanjing Shanda is responsible for the east and central-south of China. Hangzhou Bianfeng is responsible for north-east China. Shanda Networking will continue to conduct online game business in residual regions, with its Xian branch, Beijing branch and its subsidiary Chengdu Jisheng Technology Co., Ltd. being respectively responsible for north-west China, north China and south-west China. Shanghai Shulong Technology Development Co., Ltd. is now in the process of setting up subsidiaries/branches and applying to the Ministry of Information Industry for permission to authorize its subsidiaries/branches to conduct ICP business in several regions.

Regulation of Internet Content

     The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Information Industry, the Ministry of Culture and the State Press and Publications Administration. These measures specifically prohibit Internet activities, which includes the operation of online games, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Regulation of Information Security

     Internet content in China is also regulated and restricted from a State security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

     The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Import Regulation

     Our ability to license online games from abroad and import them into China is regulated in several ways. We are required to register with the Ministry of Commerce any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we cannot remit licensing fees out of China to any foreign game licensor. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we cannot remit licensing fees out of China to any foreign game licensor and are not allowed to publish or reproduce the imported game software in China.

Publishing Regulation

     Our publishing activities include both online publishing and offline publishing. In order to engage in any online publishing business, we have obtained licenses from both the State Press and Publications Administration and the Ministry of Culture. We do not hold the required license to engage in offline publishing. In order to conduct our game related content publishing business, we cooperate with companies that are licensed to conduct such businesses.

Advertising Regulation

     According to PRC laws and regulations, in order to conduct advertising and related business, a company must have an approved business scope that covers such businesses. Currently, we conduct our advertising and related businesses primarily through our subsidiary, Shanghai Shengyue Advertisement Co., Ltd., which is licensed to conduct these businesses.

Intellectual Property Rights

     The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections. We have registered all of our in-house developed online games with the State Copyright Bureau.

Internet Cafe Regulation

     Internet cafes are required to obtain a license from the Ministry of Culture and the State Administration of Industry and Commerce, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafes, many Internet cafes distribute our virtual pre-paid cards. The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafes, which are currently the primary venue for our users to play online games. Recently, the State Administration of Industry and Commerce and other related government agencies issued a notice to suspend issuance of new Internet cafe licenses for a six month period. While the specified suspension period is nominally over, the suspension remains functionally in effect and it is unclear when this suspension will be lifted. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our customer base.

Privacy Protection

     PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the Ministry of Information Industry or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

C. ORGANIZATIONAL STRUCTURE

     We are a holding company with no operations of our own. We are a Cayman Islands exempted company and we conduct our operations in China primarily through Shengqu, our indirectly wholly owned subsidiary. We and Shengqu are foreign or foreign-invested enterprises under PRC law and accordingly are ineligible to apply for a license to operate online games. In order to comply with foreign ownership restrictions, we operate our online game business in China through Shanda Networking, which is wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our senior vice president, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Shanda Networking, Nanjing Shanda, Hangzhou Bianfeng, and other subsidiaries of Shanda Networking hold the licenses and approvals that are required to operate our online game business and to sell online advertising on our web pages, and Shengqu owns the substantial majority of physical assets. Shengqu has entered into a series of contractual arrangements with Shanda Networking and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanda Networking and its subsidiaries (including the other PRC operating companies) and accordingly we consolidate the results of operations of Shanda Networking and its subsidiaries in our financial statements. However, neither we nor Shengqu owns the equity of the PRC operating companies, and, although we consolidate the results of the PRC operating companies in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations through our contractual arrangements with Shanda Networking, we do not have direct access to the cash and cash equivalents or future earnings of the PRC operating companies. As of December 31, 2004, we had approximately RMB3,124.0 million (US$377.5 million) in cash and cash equivalents, of which RMB535.8 million (US$64.7 million) was held by Shanda Networking and its subsidiaries.

     Pursuant to our contractual arrangements with Shanda Networking and the other PRC operating companies, we provide services, software licenses and equipment to the PRC operating companies in exchange for fees. The principal service, software license and equipment lease agreements that we have entered into are:

•	equipment leasing agreements, pursuant to which Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng lease a substantial majority of their operating assets from Shengqu;

•	a technical support agreement, pursuant to which Shengqu provides technical support for Shanda Networking’s operations;

•	technology licensing agreements, pursuant to which Shengqu licenses certain billing technology to Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng;

•	software license agreements, pursuant to which Shengqu licenses certain software to Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng;

•	a strategic consulting agreement, pursuant to which Shengqu provides strategic consulting services to Shanda Networking; and

•	online game distribution and service agreements, pursuant to which Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng distributes and services certain online games that are licensed or owned by Shengqu.

     In addition, we have entered into agreements with Shanda Networking and its shareholders that provide us with the substantial ability to control Shanda Networking. Pursuant to these contractual arrangements:

•	the shareholders of Shanda Networking have granted an irrevocable proxy to individuals designated by Shengqu to exercise the right to appoint directors, the general manager and other senior management of Shanda Networking;

•	Shanda Networking will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without our prior written consent;

•	Shanda Networking will not distribute any dividend;

•	Shengqu may purchase the entire equity interest in, or all the assets of, Shanda Networking for a purchase price of the lower of RMB10 million or the lowest price permitted under PRC law when and if such purchase is permitted by PRC law or when the current shareholders of Shanda Networking cease to be directors or employees of Shanda Networking;

•	the shareholders of Shanda Networking have pledged their equity interest in Shanda Networking to Shengqu to secure the payment obligations of Shanda Networking under all of the agreements between Shanda Networking and Shengqu; and

•	the shareholders of Shanda Networking will not transfer, sell, pledge, dispose of or create any encumbrance on their equity interest in Shanda Networking without the prior written consent of Shengqu.

     Each of Shengqu’s contractual arrangements with Shanda Networking and its shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors.

     The following diagram illustrates our corporate and share ownership structure as of March 31, 2005:

(1)	Skyline Media Limited is 100% owned by Skyline Capital International Limited, which is in turn 40% owned by Tianqiao Chen through Shanda Media Limited, a company wholly owned by him, 30% owned by Danian Chen through Shanda Investment International Limited, a company wholly owned by him, and 30% owned by Qianqian Luo through Fortune Capital Holdings Enterprise Limited, a company wholly owned by her.

(2)	Shanda Interactive Entertainment Limited holds a beneficial ownership interest in a number of subsidiaries and investee companies, a list of which is set forth below.

(3)	Shanda Networking holds a beneficial ownership interests in a number of subsidiary and investee companies established in the PRC. Although we consolidate our results of operations with those of Shanda Networking and its majority beneficially owned subsidiaries, we do not own these entities. Shanda Networking’s beneficial ownership interests in its subsidiaries and investee companies are listed in the table set forth below.

     Subsidiaries and Investee Companies

     The following table sets forth the direct and indirect subsidiaries and investee companies of Shanda Interactive Entertainment Limited.

	Shanda Interactive
	Entertainment’s
	Beneficial Ownership	Jurisdiction of
	Percentage(1)	Incorporation	Business
Shengqu Information Technology (Shanghai) Co., Ltd.	100%	PRC	Provider of Information Technology and developer of software

Shanda Computer (Shanghai) Co., Ltd.	100%	PRC	Developer of software, hardware and compositive systems for end-users

Grandpro Technology Limited	17.9%	BVI	Network PC game platform operator

Shanda Zona LLC	100%	Delaware	Developer and provider of server infrastructure

Shanda Zona	100%	BVI	Developer and provider of server infrastructure

Bothtec Inc.	11.2%	Japan	Developer of online, wireless and PC games

Actoz Soft Co., Ltd.	38.1%	Korea	Developer, operator and publisher of online games

Sina Corporation	19.5%	Cayman Islands	Online media company and value-added information service provider for China and Chinese communities worldwide

     The following table sets forth the direct and indirect subsidiaries and investee companies of Shanda Networking. Although we consolidate our results of operations with those of Shanda Networking and its subsidiaries, we do not own Shanda Networking or its subsidiaries.

	Shanda Networking’s
	Beneficial Ownership	Jurisdiction of
	Percentage(1)	Incorporation	Business
Nanjing Shanda Networking Co., Ltd.	100%	PRC	Operation of online games

Hangzhou Bianfeng Networking Co., Ltd.	100%	PRC	Operation of online games

Shanghai Shengjin Software Development Co., Ltd.	51.0%	PRC	Development of online games

Shanghai Shengpin Network Technology Development Co., Ltd.	62.5%	PRC	Development of online games

Shanghai Shanda Xinhua Network Development Co., Ltd.	56.0%	PRC	Development and distribution of game related publications and products

Shanghai Orient Youth Culture Development Co., Ltd.	16.8%(2)	PRC	Expo services, consulting services related to international cultural activities, and advertising business

Chengdu Jisheng Technology Co., Ltd.	100.0%	PRC	Development and distribution of management software for Internet cafes

Shanghai Shulong Technology Development Co., Ltd.	100.0%	PRC	Short messaging services

Shanghai Haofang Online Information Technology Co., Ltd.	17.9%	PRC	Operation of network PC game platform

Hangzhou Bianfeng Software Co., Ltd.	100%	PRC	Development and operation of online chess and board games

Beijing Manyou Tiandi Networking Service Co., Ltd.	100%	PRC	Development of virtual community website

Shanghai Xuanting Entertainment Information Technology Co., Ltd.	100%	PRC	Publication of original literature online

Beijing Digital Red Software Technology Co., Ltd.	100%	PRC	Development of mobile phone-based wireless games

Shanghai Shengyue Advertisement Co., Ltd.	100%	PRC	Online advertisement services

(1)	For purposes of reporting beneficial ownership, we include amounts held by controlled subsidiaries and nominee shareholders. Due to certain restrictions under PRC company laws and practices, most PRC limited liability companies, including Shanda Networking, are required to have two or more shareholders. A common practice in cases where a subsidiary would otherwise be wholly-owned is to realize ownership and control via connected companies or organize a second, nominee shareholder through whom control and beneficial ownership are maintained by contractual arrangements.

(2)	The figure 16.8% is derived from the fact that Shanda Networking owns 56% of Shanghai Xinhua Networking Development Co., Ltd., which in turn owns 30% of Shanghai Orient Youth Culture Development Co., Ltd.

D. PROPERTY, PLANTS AND EQUIPMENT

     Our principal executive offices are located in approximately 14,500 square meters of office space in the No. 1 Office Building in Shanghai under a lease that expires in December 2008. We occupy approximately 2,000 square meters of additional leased office space and warehouse space in a number of locations in Shanghai and approximately 6,500 square meters of additional leased office space in Beijing, Shenzhen, Chengdu, Hangzhou, Guangzhou and Wuhan, China; Tokyo, Japan; and Santa Clara, California. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Item 5. Operating and Financial Review and Prospects

     The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934, or the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligations to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

     Our consolidated financial statements and the financial data included in this annual report reflect our reorganization and have been prepared as if our current corporate structure had been in existence throughout the relevant periods. See note 1 to our audited consolidated financial statements.

Overview

     We are an interactive entertainment company and one of the largest operators of online games in China. In 2004, our commercially launched games had approximately 2.0 million peak concurrent users and 1.1 million average concurrent users, which refer to the highest number and average number, respectively, of users playing our games at the same time during that period. We have experienced significant revenue and earnings growth since the commercial launch of our first massively multiplayer online role-playing game, or MMORPG, in November 2001. Over the past two years, our net revenue and income have increased significantly:

•	Our net revenues increased by 116.5% to RMB1,298.7 million (US$156.9 million) in 2004 from RMB600.0 million in 2003; our net income increased by 123.4% to RMB609.5 million (US$73.6 million) in 2004 from RMB272.9 million in 2003; and

•	Our net revenues increased by 83.9% to RMB600.0 million in 2003 from RMB326.2 million in 2002; our net income increased by 95.9% to RMB272.9 million in 2003 from RMB139.3 million in 2002.

     Significant factors affecting our financial condition and results of operations include:

•	The size of our user base and our ability to successfully leverage this into new areas of growth;

•	Our ability to successfully expand the scope of our interactive entertainment content into areas in addition to online games;

•	Our ability to successfully develop and exploit new delivery platforms for our interactive entertainment content, including through mobile phones and interactive television;

•	The costs of licensing and in-house development of new games;

•	The future availability of preferential tax treatments and government financial incentives in China;

•	The effect of PRC regulations on the conduct of our operations;

•	The commercial lifespan of the online games and other content that we offer, and our ability to successfully recover our development expenses and replace such content within that lifespan;

•	The growth of Internet and personal computer use and the popularity of these media as a source of entertainment;

•	The arrival of additional competition into our markets and its erosion of any first-mover advantage that we might have benefited from by having been one of the first entrants into the online game market in China, and any effect on market prices and the costs of our services and operations;

•	Our ability to successfully grow through the identification and acquisition of complementary businesses; and

•	The effect of PRC regulations affecting our ability to distribute funds between our PRC operating companies and our companies outside of the PRC.

     We continue to explore areas of interactive entertainment in addition to our traditional online game business. In augmenting our online game business, we are exploring broadening both the scope of content that we provide and the delivery channels through which we provide that content. We have introduced online chess and board games as well as original literature, and we plan to offer music and movies. We have also added content related merchandise and value added services such as our SMS, MMS and user password protection products. In order to expand the accessibility of our content and our user base, we are developing additional delivery platforms, such as mobile telephones and interactive television.

     In May 2004, we raised approximately US$105.8 million through an initial public offering of ADSs in the United States and in October 2004, we raised approximately US$269.0 million through a private placement of convertible notes. Since these events, we have continued to develop our business and expand our game offerings and operational platform, both through our in-house development efforts and strategic acquisitions and investment in other businesses.

Recent Acquisitions

     We continue to develop and expand our business through strategic acquisitions and investments. Since the completion of our initial public offering and listing on Nasdaq in May 2004, we have completed acquisitions and investments in businesses that specialize in, among other things, online chess and board games, infrastructure platforms for online and network PC games, mobile phone games, online games and online media, wireless value-added services and Internet portal services. We expect that these and other recent investments will allow us to expand our product offerings and to grow our user base.

     Our recent purchases and acquisitions have included the following:

•	We completed the acquisition of Hangzhou Bianfeng Software Co. Ltd., or Bianfeng, and an affiliated company in July 2004. Bianfeng is a leading developer and operator of online chess and board games in China. Bianfeng offers more than 60 different online games, including card games, board games, mahjong and simple arcade games. Total purchase price for this acquisition was US$20.0 million in cash, equivalent to RMB164.5 million.

•	In September 2004, we completed the acquisition of Shanghai Xuanting Entertainment Information Technology Co., Ltd., which operates an online forum known as Qidian, where independent writers publish their original literature online, including magic fantasy works, science fiction works and works based upon the storylines of online games. Through Qidian’s literature platform, readers can interact and communicate with authors as well as subscribe for access to the published works.

•	In October 2004, we completed our purchase of 17.86% equity interest at a purchase price of US$5.0 million (equivalent to RMB41.3 million) in Shanghai Haofang Online Information Technology Co. Ltd., or Haofang, the operator of the largest network PC game platform in China. Under the terms of the agreement, we will acquire a majority interest in Haofang in 2006.

•	In October 2004, we completed our acquisition of Beijing Digital Red Software Application Technology Co., Ltd., or Digital Red, in which we had previously purchased minority interests. Digital Red is a developer of mobile phone games.

•	In February 2005, we completed our purchase of an approximately 29% stake in Actoz Soft Co., Ltd., or Actoz, a Korean developer, operator and publisher of online games from certain shareholders of Actoz for approximately US$91.7 million in cash, equivalent to RMB759.0 million, raising our total equity interest in Actoz to 38.1%. Completion of this purchase followed our purchase of an amount of Actoz’s shares on the KOSDAQ market equal to approximately 9% of Actoz’s issued and outstanding shares at an aggregate cost of approximately $14.4 million. Actoz owns 50% of the copyright for Mir II, the operation of which has generated a significant portion of our revenue.

•	In February 2005, we disclosed the purchase of an approximately 19.5% stake in Sina, an online media company, wireless value-added services provider and Internet portal in China, the shares of which are publicly traded on Nasdaq at a purchase price of US$230.4 million. In connection with this disclosure, we indicated an interest in exploring the possibility of a business combination with Sina.

     From time to time, we may engage in discussions with third parties with respect to additional acquisitions or investments. We are actively examining the merits, risks and feasibility of several potential transactions, and expect to actively search for additional acquisition opportunities in the future. Such search and examination efforts, and any related discussions with third parties may or may not lead to future acquisitions and investments. Our reported financial results may be affected by any such acquisitions and/or investments, including any acquisitions or dispositions undertaken by us in anticipation of or in connection with any such acquisitions and/or investments. See “Risk Factors” in Item 3 “Key Information”.

Related Party Arrangements

     In order to comply with current foreign ownership restrictions, we operate our online game business in China through Shanda Networking, a company wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our senior vice president, both of whom are PRC citizens, and through Nanjing Shanda and

Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Tianqiao Chen and Danian Chen, together with Qianqian Luo, also own all of the shares of Skyline Media Limited, our controlling shareholder. We have entered into a series of contractual arrangements with Shanda Networking and its shareholders. Pursuant to these contractual arrangements, we provide services, software licenses and equipment to the PRC operating companies in exchange for fees, and we have undertaken to provide financial support to the PRC operating companies to the extent necessary for their operations. As a result of these contractual arrangements, we are considered the primary beneficiary of the PRC operating companies and accordingly we consolidate the results of operations of the PRC operating companies in our financial statements. For a description of our contractual arrangements with Shanda Networking and its shareholders and with Nanjing Shanda and Hangzhou Bianfeng, see “Organizational Structure” in Item 4 and “Major Shareholders and Related Party Transactions” in Item 7.

A. OPERATING RESULTS

Net Revenues

     In 2004, we had net revenues of RMB1,298.7 million (US$156.9 million), of which net revenues from our online games were RMB1,209.2 million (US$146.1 million), accounting for approximately 93.1% of total net revenues, and net revenues from other sources were RMB89.5 million (US$10.8 million), accounting for approximately 6.9% of our net revenues. Our online game revenues are net of a sales discount, which in 2004 averaged approximately 23% and 15% of the face value of our pre-paid cards that we sell to our e-sales distributors and offline distributors, respectively. The sales discounts represent the difference between the price at which we sell pre-paid cards to distributors and the face value of the pre-paid cards. In addition we have begun to experience growth in other revenue areas, including short-messaging-services, or SMS, online advertising, new value-added products such as our user password protection product, and from sales of publications and other related products based on our games and characters, including game manuals and magazines. While we expect online game revenues to increase in 2005, we expect that over the longer term the rate of revenue growth for our existing online games will decline as a consequence of the maturation of the industry and increasing competition. We expect online games will continue to be our primary source of revenues for the foreseeable future, even as we add additional sources of revenue through new content and new delivery channels.

     Our net revenues reflect a deduction from our revenues for business taxes and related surcharges incurred in connection with our China operations. Since Shanda Networking and its subsidiaries operate in China, their revenues are subject to a business tax, at an effective rate of 5%, on revenues earned from services provided in the PRC. We deduct these amounts from our revenues to arrive at our net revenues. Due to local government financial incentives for qualified high technology companies that we currently benefit from in China, a portion of our revenues for which we previously paid business taxes in connection with our operations in China are currently refunded to us in the form of government financial incentives, generally two quarters after they have been incurred. Upon receipt, these government financial incentives are recognized as other income in our statements of operations and comprehensive income. Please see “Taxation” in Item 10 “Additional Information” and note 10 to our consolidated financial statements.

Sources of Revenues

     Online game revenues. We derive our online game revenues, which constitute substantially all of our revenues, from online game usage fees paid by users of our MMORPGs and casual games. Mir II and Woool are our two most popular MMORPGs and together have historically accounted for most of our revenues. We expect that Mir II and Woool will continue to be significant contributors to our revenues during their respective commercial lifecycles, however, the rate of growth in Mir II has slowed and this is a trend that we expect to continue as Mir II matures in its lifecycle. Revenues from casual games are primarily derived from BNB, a licensed casual game that we commercially launched in the third quarter of 2003. In 2004, casual games grew to provide a material contribution to our total net revenues for the first time, increasing from 1.4% of total net revenues in 2003 to 16.5% of total net revenues in 2004, and now include the online chess and board games we offer through Bianfeng. In 2004, we commercially launched two new in-house developed MMORPGs, The Sign and The Age, and two new licensed casual games, GetAmped and Maple Story. As a general matter, online games have a relatively short commercial lifecycle, typically four to five years for successful games. Consequently, we expect the percentage of our net revenues derived from particular games to change substantially over relatively short periods.

     Other net revenues. Our other net revenues, which are related to our online games primarily include net revenues from our user password protection products, game related merchandise, short messaging services, or SMS, and online advertising. In the future, we expect to generate net revenues from literature, music and movies.

Significant Factors

     Our MMORPG online game revenues are primarily derived from the purchase and utilization of playing time by our users. Accordingly, the two most significant factors that affect our MMORPG online game revenues are:

•	the number of hours that users play our games, or total user-hours; and

•	our average revenue per user-hour.

     We calculate our total user-hours based on our average concurrent users, which is a commonly used industry statistic. In a given period, the number of total user-hours equals the average concurrent users for that period multiplied by the number of hours in that period. In measuring average concurrent users, we determine the number of users logged on to each of our commercially launched games at one minute intervals, then average that data over the course of a day to derive daily averages. Average daily information is further averaged over a particular period to determine average concurrent users for that period. For a discussion of factors that might affect total user-hours, see “Risk Factors” in Item 3, “Key Information”.

     Our effective revenue per user-hour is derived by taking the revenues from our online games for a period and dividing this number by total user-hours in that period. This provides us with a measure of the average revenue per user-hour that we receive from users that play our games.

     Our casual online game revenues are recognized over the life of the premium features acquired by the user or as these premium features are consumed. The premium features are acquired by converting game points which are purchased by our users. Accordingly, the two most significant factors that affect casual online game revenue are:

•	the number of active paying casual game accounts; and

•	our average revenue per active paying account.

     The number of active paying accounts for our casual games in any given period is equal to the number of accounts from which game points are utilized during such period. Our average revenue per paying account is equal to our casual game revenue (excluding revenue generated by Fortress II) for the given period divided by our active paying accounts in that period. For a discussion of factors that might affect the number of active paying casual game account and the average revenue per active paying account, see “Risk Factors” in Item 3, “Key Information”.

Revenue Collection

     Our online game revenues are collected through the sale of pre-paid cards, which we sell in both virtual and physical form, to third party distributors and retailers, including Internet cafes, as well as, to a lesser extent, through direct online payment systems. In most cases, we receive cash payments from these parties in exchange for delivery of the pre-paid cards. As a result, we generally do not have any accounts receivable relating to our online game revenues. We do not provide refunds to these distributors or retailers with respect to unsold inventories of pre-paid cards. We also collect online game revenues through two telecommunications service operators that bundle broadband access services for home users with our online games.

     Our other revenues are collected through mobile telecommunications service operators, in the case of certain of our SMS services, and through traditional sales channels in the case of our game-related publications, game content related products, online advertising sales and sales of our user password protection product. As of December 31, 2004, we had accounts receivable of RMB39.3 million (US$4.7 million) due mainly from mobile telecommunications service operators, which collect payment for SMS services from their customers and remit these amounts, net of commissions, to us, and from credit sales to telecommunications service providers.

Revenue recognition and deferred revenue

     We recognize revenues as the credits for playing time purchased by our users are used in playing our online games, and, in the case of our casual games (other than Fortress II), as credits are used to purchased premium features. We also recognize revenues when our users who had previously purchased playing time and/or points are no longer entitled to access the online games in accordance with our published expiration policy. We account for the amounts received upon the sale of pre-paid cards, but prior to usage or expiration of the value sold, as deferred revenue in our consolidated balance sheets. Deferred revenue is reduced as revenues are recognized. As our online game business has grown, our deferred revenue balances have increased from RMB111.2 million as of December 31, 2002, to RMB197.5 million as of December 31, 2003, and to RMB247.3 million (US$29.9 million) as of December 31, 2004.

Cost of Services

     Our cost of services primarily consists of ongoing licensing fees for online games, amortization of upfront licensing fees, server leasing and maintenance fees, salary and benefits, depreciation of property, equipment and software, and manufacturing costs of pre-paid cards.

     Upfront and ongoing licensing fees. The cost of licensing games from developers consists of upfront licensing fees, which are generally paid in several installments, and ongoing licensing fees, which are equal to a percentage of our revenues from the relevant licensed game. The ongoing licensing fee payments range from 21% of revenues to 22% of total sales before distributor discount for our commercially launched massively multiplayer online games, and from 15% to 30% of our revenues for our commercially launched casual games. The cost of licensing games accounted for approximately 24.3% of our net revenues in 2003 and 21.3% of our net revenues in 2004, and constituted the largest component of our cost of services in each such period. Six of the nine online games we offer commercially are licensed from third parties.

     In August 2003, we entered into an amendment agreement with Actoz that extended our license for Mir II, our most popular game, at least until September 2005 at which point we expect to again renew the license. Pursuant to the amendment agreement, we paid Actoz an upfront licensing fee of US$4.0 million, a portion of which has been amortized and reflected in our cost of services in 2003 and 2004. Since September 2003, our ongoing licensing fee for Mir II has been approximately 21% of the face value of the pre-paid cards that we sell with respect to Mir II without deducting discounts to distributors. As a result, any increase or decrease in our average distributor discount would result in a relative increase or decrease, respectively, of our ongoing Mir II licensing fees as a percentage of our net revenues.

     Server leasing and maintenance fees. Server leasing and maintenance fees totaled approximately 6.6% of our net revenues in 2003 and approximately 6.2% of our net revenues in 2004. We currently lease approximately 49.5% of our servers, primarily from telecommunications companies. These companies host our server network, and receive maintenance fees from us in addition to the lease payments. The majority of our server leases have variable payment obligations based on the number of our users logging on to each relevant server. This allows us to have excess capacity without incurring significant fixed costs. See “Contractual Obligations and Commercial Commitments” in this Item 5. We expect our costs for servers to increase in the future, as we add new games, add features to advance our network security and data traffic management systems, and address additional growth in our user base. Moreover, to ensure that we have sufficient network capacity to meet the needs of our users at all times, we generally increase our server capacity in line with the rate of increase in our peak concurrent users. In addition, recently we have been experiencing increases in our server leasing rates in connection with renewals of expiring server leases, which has led to an increase in our server leasing fees. We expect our server leasing rates to continue to increase as our server leases expire and we enter into new leases at higher rates.

     Depreciation of property, equipment and software. Depreciation of property, equipment and software, which consisted primarily of servers and other computer equipment, totaled approximately 2.3% of our net revenues in 2003 and approximately 2.2% of our net revenues in 2004. We include depreciation expenses within our cost of services when the relevant assets are directly related to the operations of our online game network and provision of online game services. Depreciation expenses are characterized as operating expenses in all other cases. As with server leasing and maintenance fees, our depreciation expenses have been significantly affected by the acquisition of additional servers (and related operating system software and data security software) as a result of our increased user base, and we expect that this trend will continue during 2005.

     Salary and benefits. Salary and benefits expense totaled approximately 2.3% of our net revenues in 2003 and for approximately 1.8% of our net revenues in 2004. Salary and benefits expense includes employee wages and welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits. Salary and benefits expense included in our cost of services primarily relates to employees involved in the operation of our online games, including network maintenance, billing systems and our call center. In 2003 and 2004, approximately 26.4% and 18.2%, respectively, of our salary and benefits expense was included in our cost of services, with the remainder constituting operating expenses. While our salary and benefits costs of services increased in absolute terms, the increase in our net revenues was greater, causing the cost of salary and benefits as a percentage of net revenues to decline in 2004 as compared to 2003. While we expect to continue to expand our workforce and incur growing costs of salary and benefits, we do not expect these costs to materially increase as a percentage of net revenues.

     Gross profit/margin. Gross profit represented 61.0% of our net revenues in 2003 and 63.7% of our net revenues in 2004.

Operating Expenses

     Our operating expenses consist of product development expenses, sales and marketing expenses, general and administrative expenses and share-based compensation expenses.

     Product development expenses. Our product development expenses primarily consist of salary and benefits expenses of personnel engaged in the research and development of our products, amortization of software used by our research and development center and outsourcing fees for the development of our online game products. We expect our product development expenses to continue to increase in the future, as we plan to increase expenditures relating to the research and development of in-house games. However, this will allow us to offer more in-house developed games, which will help us broaden our game offering and potentially reduce our licensing fees and cost of services as a percentage of our total net revenues in the future.

     Sales and marketing expenses. Our sales and marketing expenses primarily consist of promotion, advertising and sponsorship of media events, and salary and benefits of our sales and marketing department. We have increased, and plan to continue to increase, our marketing and promotional activities, both to increase our brand awareness and to promote new games and other content. Accordingly, we expect our sales and marketing expenses to increase in the future as we introduce more games and expand our product and service offerings.

     General and administrative expenses. General and administrative expenses primarily consist of salary and benefits for general management, finance and administrative personnel, depreciation of office equipment and other office expenses, and professional service fees. General and administrative expenses also include business tax expenses of RMB14.0 million, RMB19.8 million and RMB38.5 million (US$4.7 million) incurred due to intra-company transactions during the years ended December 31, 2002, 2003 and 2004, respectively. The nature of the business tax expenses incurred during 2002 was primarily due to the intra-company sale of pre-paid cards, while in 2003 (following our restructuring in March 2003) and in 2004, business tax expenses incurred related primarily to services and licensing fees paid by Shanda Networking to Shengqu pursuant to a number of agreements entered into in connection with our restructuring. We expect our general and administrative expenses to continue to grow as a result of a number of factors, including increases in our workforce and additional costs relating to compliance with the requirements of the Sarbanes-Oxley Act of 2002. See the sections entitled “Our Corporate Structure” and “Related Party Transactions” in Item 7 “Major Shareholders and Related Party Transactions”.

     Share-based compensation expenses. Share-based compensation expense consists of the amortized portion of deferred share-based compensation recognized by us. We recognized deferred share-based compensation expense when we issued options to purchase 1,537,367 of our ordinary shares to some of our managers in December 2003 at an exercise price of US$1.516 per share, which was below the fair value of our ordinary shares at that time. The amount of deferred share-based compensation expense was determined based on the estimated fair value of our ordinary shares at the time of grant, which was assumed to be the value per ordinary share implied by the initial public offering price of our ADSs. As a result, we recognized share-based compensation expense of RMB18.2 million in 2003 and RMB28.8 million (US$3.5 million) in 2004, of which RMB3.1 million (US$0.4 million) and RMB4.8 million (US$0.6 million), respectively, were recognized as cost of services, relating to the portion of these granted options that had vested during those respective periods. As of December 31, 2004, we had RMB20.6 million (US$2.5 million) of deferred share-based compensation, which will be amortized to the statements of operations and comprehensive income over the next one and a half years as the granted options vest. See notes 2(19) and 3 to our audited consolidated financial statements. We expect to adopt the guidelines established by the Financial Accounting Standards Board’s Statement No. 123R “Accounting for Share Based Compensation”, or Statement 123R, beginning January 1, 2006. Upon adoption, we will recognize share-based compensation relating to the unvested portion of the outstanding grants based on the fair value of the options as determined under SFAS No. 123 as discussed in note 2(19) to our consolidated financial statements. In the event that we grant share-based awards in the future, expense will be recognized based on the provisions of Statement 123R.

     Income from operations/margin. In 2003, our income from operations accounted for 35.5% of our net revenues. In 2004, our income from operations accounted for 39.3% of our net revenues.

Other Income

     Our other income consists primarily of government financial incentives that certain of our PRC incorporated affiliates receive from municipal governments and that are calculated with reference to taxable income and revenues. In 2003 and 2004, we received aggregate government financial incentives of RMB62.9 million and RMB88.1 million (US$10.6 million), respectively, from municipal governments. We expect to continue receiving government financial incentives relating to our 2004 taxable income and revenues into 2005, until those 2004 financial incentives are completed and we also expect to begin receiving certain similar financial incentives for periods beginning on January 1, 2005, although we cannot assure you that we will receive any of these financial incentives. See note 10 to our audited consolidated financial statements and the sections “PRC Enterprise Income Tax” and “PRC Business Tax and Financial Incentives” below in this Item 5 for a discussion of the financial incentives and their relationship to our tax expenses.

     Under the current laws of the Cayman Islands and the British Virgin Islands, neither Shanda Interactive Entertainment Limited nor Shanda BVI, our wholly owned subsidiary, is subject to tax on its income or capital gains. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.

     PRC enterprise income tax. Our PRC incorporated affiliates, including Shengqu, Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng, are subject to PRC enterprise income tax on their taxable income.

     Under PRC Law, enterprise income tax is generally assessed at the rate of 33% of taxable income. However, because some of our PRC incorporated affiliates are registered in districts or zones with preferential tax rates, these companies either receive, or are in the process of applying to receive, preferential tax treatment. In particular, Shengqu and Shanda Networking are registered in the Pudong New District in Shanghai and as a result are entitled to a preferential tax rate of 15%. In addition, Nanjing Shanda and Hangzhou Bianfeng are located in high technology development zones and are currently applying for high technology enterprise status. If Nanjing Shanda and Hangzhou Bianfeng receive this status, they will enjoy one and two year income tax exemptions, respectively, beginning from January 1, 2005, and will subsequently enjoy a preferential tax rate of 15% and financial incentives. We expect that Nanjing Shanda and Hangzhou Bianfeng will receive approval for preferred tax rates and financial incentives before October 2005. Before receiving approval, Nanjing Shanda and Hangzhou Bianfeng will be subject to an assessed income tax rate of 33%, covering the period from January 2005 to September 2005. However, after receiving approval for financial incentive treatment, income tax already paid in 2005 prior to receipt of approval will be refunded.

     Shengqu, as a foreign-invested software development company, was also granted a two year enterprise income tax exemption by the central government tax bureau, commencing in 2003 and ending in 2004. During this period Shengqu was exempted from the requirement to pay enterprise income tax. This two year exemption is to be followed by a three year tax holiday during which Shengqu will be subject to a 7.5% enterprise income tax rate on its taxable income. PRC law specifies certain financial and non-financial criteria for a company to comply with in order to maintain its status as a software development company, including:

•	at least 35% of revenue is to be generated from software applications;

•	at least 50% of software application revenue is to be generated from self-developed software applications; and

•	at least a minimum number of employees are to be engaged in research and development.

     Shengqu’s status as a software development company is re-assessed on an annual basis.

     PRC business tax and financial incentives. Our PRC entities are also subject to PRC business tax. We primarily pay business tax on gross revenues generated from online game operations, rentals, service fees and license fees. Shanda Networking, Hangzhou Bianfeng and Nanjing Shanda pay business tax on their gross revenues derived from online game operations at a rate of 5%, 5% and 3%, respectively, and this business tax is deducted from total revenues. In addition, Shengqu pays a 5% business tax on the gross revenues derived from its contractual arrangements with Shanda Networking, Hangzhou Bianfeng and Nanjing Shanda, and these taxes are primarily recorded in operating expenses.

     Shengqu and Shanda Networking currently receive government financial incentives from the municipal government that are calculated with reference to both their taxable income and taxable revenues. Government financial incentives are recognized as other income when received. To obtain these government financial incentives, these entities must qualify as new high technology enterprises. Although this qualification is granted at the discretion of the municipal government, the entity generally must meet certain financial and non-financial criteria, including:

•	at least a minimum level of revenues must be generated from high-tech related sales or services, determined as a percentage of total revenues;

•	at least a minimum number of employees must be engaged in research and development; and

•	at least a minimum amount must be expended on research and development, determined as a percentage of total revenues.

     We also expect Nanjing Shanda to begin to receive government financial incentives for the period beginning January 1, 2005 in an amount equal to approximately 2.4% of Nanjing Shanda’s revenues recognized in prior periods and upon which business tax was previously paid at a rate of 3%. Hangzhou Bianfeng is also in discussions regarding certain government financial incentives that may also commence for periods beginning from January 1, 2005. Once granted, the income tax exemption will be retroactive to that date.

     In 2003 and 2004, Shengqu and Shanda Networking received aggregate government financial incentives of RMB64.9 million and RMB88.1 million (US$10.6 million), respectively. We expect to receive government financial incentives equal to 5% of Shengqu’s and Shanda Networking’s revenues recognized in prior periods and upon which business tax was previously paid at a rate of 5%. These government financial incentives are generally received on a two-quarter lag, subject to government practice which can be inconsistent. For example, we did not receive any such payments in the first quarter of 2004, but we have received payments in the subsequent quarters. For Shanda Networking, these government financial incentives expired at the end of 2004, with the final incentive payment expected to be received in 2005. For Shengqu, these government financial incentives will expire at the end of 2005, with the final incentive payment expected to be received in 2006.

     In addition, in 2005 we expect to receive government financial incentives equal to 3.5% of Shanda Networking’s taxable income for the year ended 2004 and upon which enterprise income tax was previously paid at a rate of 15%. For the years 2005 through 2008, we expect Shanda Networking to continue to receive these government financial incentives in an amount equal to 3.5% of its taxable income for the years ended 2004 through 2007. We also expect that Shengqu may be able to receive government financial incentives equal to 3.5% of Shengqu’s taxable income for the three years commencing in 2008, pursuant to a municipal government financial incentive that we qualify for, but that we cannot benefit from concurrently with the existing tax holiday granted by the central government tax bureau. The term and amount of any benefit we may receive under this municipal government financial incentive cannot be determined with certainty at this time, and could be reduced or eliminated prior to the expiration of our existing tax holiday granted by the central government tax bureau.

     Upon expiration of these government financial incentives, we will consider available options, in accordance with applicable law, that would enable us to qualify for further government financial incentives to the extent they are then available to us. The central government or municipal government could determine at any time to immediately eliminate or reduce these government financial incentives. If we had not received these government financial incentives in 2003, our net income would have been RMB219.4 million, a decrease of 19.6% from the reported amount. If we had not received these government financial incentives in 2004, our net income would have been RMB521.4 million (US$63 million), a decrease of 14.5% from the reported amount.

     We record income tax expense on our taxable income in our consolidated statements of operations and comprehensive income using the balance sheet liability method at the effective rate applicable to each of our PRC-incorporated affiliates. When we receive government financial incentives relating to taxable income on which enterprise income tax is levied or revenues on which business tax is levied, we record the amounts received as other income.

Critical Accounting Policies

     We prepare our financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands in our management’s judgment.

Revenue Recognition

     Substantially all of our revenues are collected through the sales of pre-paid cards, which we sell in both virtual and physical form, to third party distributors and retailers. We recognize revenues as the credits for playing time purchased by our users are used in playing our online games, and, in the case of our casual games (other than Fortress II), as credits are used to purchase premium features. We also recognize revenues when our users who had previously purchased playing time and/or points are no longer entitled to access the online games in accordance with our published expiration policy. Our users must “activate” their pre-paid cards by using access codes and passwords to transfer the value of those cards to their personal game accounts. Under our current expiration policy, if a user’s personal game account remains unused and the user does not transfer additional value to the account over a six month period, we suspend the use of that account. Users may reactivate their suspended accounts by purchasing a new card and transferring its value to that account within one month after suspension. After this one month suspension, the account expires and any unused balance in that account may no longer be used. We account for the amounts received upon the sale of pre-paid cards, but prior to usage and expiration of the value sold, these amounts are accounted for as deferred revenue in our consolidated balance sheets. Deferred revenue is reduced as revenues are recognized.

     Portions of our deferred revenue are composed of the value from pre-paid cards which are activated but not fully used, or not used at all, and the value from cards which are sold to distributors, retailers or end users, for which we have received payment, but which have not yet been activated by users. In accordance with our published expiration policy described above and because we believe that the likelihood of our being required to render online game services in connection with certain inactive accounts are remote, we recognize revenues and related amounts of deferred expenses with respect to game accounts that have neither been utilized nor had value added to them for a period of seven months. As a result of this policy, we recognized additional net revenues of RMB21.6 million in 2003 and additional net revenues of RMB40.8 million (US$4.9 million) in 2004. We also recognized related expenses, mainly licensing costs, of RMB5.6 million and RMB10.3 million (US$1.2 million) in 2003 and 2004, respectively. We do not recognize revenues for pre-paid cards which are sold but not yet activated as we believe it is more likely than not that a majority of these cards will be activated in the future and we will be required to provide services related to those cards. Future usage may differ from the historical usage patterns on which we based our revenue recognition policy. The sales of our pre-paid cards to distributors and retailers include certain discounts from the face value of the cards. As we do not have control over, and generally do not know the ultimate selling prices of, these pre-paid cards, we recognize revenues from these transactions net of the discounts provided to the distributors.

Consolidation of Variable Interest Entities

     PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes the operation of online games, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China or to provide Internet information content (such as online advertising). We are a Cayman Islands exempted company and we conduct our operations in China solely through Shengqu, our indirect wholly owned subsidiary. We and Shengqu are foreign or foreign-invested enterprises under PRC law and accordingly are ineligible to apply for a license to operate online games or to sell online advertising. In order to comply with foreign ownership restrictions, we operate our online games business in China through Shanda Networking, which is wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our senior vice president, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng hold the licenses and approvals that are required to operate our online game business and to sell online advertising on our web pages and Shengqu owns the substantial majority of physical assets. Shengqu has entered into a series of contractual arrangements with Shanda Networking and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanda Networking and accordingly we consolidate Shanda Networking’s results of operations in our financial statements.

Capitalized Development Costs

     We account for capitalized software development costs in accordance with Statement of Financial Accounting Standards, or SFAS, No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, as described in note 2(8) to our consolidated financial statements. Costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until that product is available for marketing. Technological feasibility requires significant judgment and is evaluated on a product-by-product basis, occurring once the online game has a proven ability to operate in a massively multiplayer environment in the PRC market. With respect to Woool, The Age and The Sign, we determined that technological feasibility was reached upon completion of closed beta testing, which involves inviting users to play the game in order to identify problems. After an online game is released, the capitalized product development costs are amortized as a component of cost of services over the estimated life of the game. During the year ended December 31, 2003, we capitalized game development costs of RMB1.3 million, which related to the development of Woool. During 2004, we did not capitalize any game development costs. We evaluate the recoverability of capitalized software development costs on a product-by-product basis. When our forecast of a particular game indicates that the unamortized capitalized costs exceed the net realizable value of the game, a charge will be made to cost of services to reduce the carrying amount of such asset to its net realizable value.

Property, Equipment and Software, Intangible Assets and Long-Lived Assets

     Our accounting for long-lived assets, including property, equity investments, equipment and software, and intangible assets, is described in notes 7 and 8 to our consolidated financial statements. The recorded values of long-lived assets, including property, equity investments, equipment and software, and intangible assets, are affected by a number of management estimates, including estimated useful lives and residual values and impairment charges. We assess impairment for long-lived assets whenever events or changes in circumstances indicate that the applicable carrying amount may not be recoverable. During the years ended December 31, 2002, 2003 and 2004, we did not record any impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.

     Our purchase of approximately 38.1% of the outstanding shares of Actoz included an open market purchase of approximately 9.1% and a negotiated purchase of the remaining 29%. Our aggregate purchase price and current carrying amount for this equity stake represents an 81% premium over the open market price at the time that we entered into the purchase purchase agreement in October 2004. Our willingness to pay a premium was primarily due to the potential synergies associated with closer cooperation between Actoz and Shanda, including securing access to existng and future Actoz game content for the China market, and gaining control of the board of directors of Actoz. Actoz is the co-licensor of Mir II, which accounted for approximately 47.4% of our net revenues in 2004. In the event that we do not realize the benefits that we expect from the purchase of the equity stake in Actoz commensurate with the premium paid, however, we may need to recognize impairment of our investment in Actoz, which may have a material and adverse impact upon our reported financial results.

Contingencies

     We are currently involved in various legal proceedings. We account for loss contingencies under the provisions of SFAS No. 5, “Accounting for Contingencies”, with the required disclosures as described in note 21 to our consolidated financial statements. We record loss contingencies when, based on information available, it is likely that a loss has been incurred and the amount of the loss can be reasonably estimated. Based on our current knowledge, which includes consultation with outside counsel handling our defense in these matters, we believe that we have made adequate provisions for current or unasserted claims. It is possible, however, that our future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings. In connection with an alleged underpayment of royalty fees relating to Mir II, we have recorded an accrual of RMB23.4 million (US$2.8 million) as of December 31, 2004. See “Legal Proceedings” in Item 8, “Financial Information”.

Share-Based Compensation

     We have a stock option plan, which allows for the granting of stock options to certain senior executives, management, employees and directors. We account for this plan under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB No. 25, the intrinsic value approach, with the required disclosures under the related accounting guidance described in note 2(19) to our consolidated financial statements.

     Intrinsic value, if any, is determined as the difference between estimated fair value of our ordinary shares on the grant date of an option and the exercise price for the option. On March 31, 2003, we granted options to purchase 7,320,436 of our ordinary shares to some of our directors and officers at an exercise price of US$1.516 per share, which approximated the estimated fair value of our ordinary shares on the grant date. When estimating the fair value of our ordinary shares, we review both internal and external sources of information. The sources utilized to determine the fair market value of the underlying shares at the date of measurement were, prior to our initial public offering in May 2004, subjective in nature. For our March 2003 option grants, the estimated fair value of our ordinary shares was based on, among other factors, our (1) financial condition as of the date of grant, (2) operating history and (3) financial and operating prospects at that time with reference to our issuance of convertible preferred shares in March 2003. On December 18, 2003, we granted options to purchase an additional 1,537,367 of our ordinary shares to some of our officers and managers at the same exercise price. Compensation expense was recognized based on the intrinsic value of our ordinary shares measured on that date. Estimated fair value of the Company’s ordinary shares on December 18, 2003 was determined with reference to the initial public offering price of our ordinary shares. In 2004, we granted options to purchase an additional 4,258,503 ordinary shares to some of our officers, directors and other employees, which have an exercise price equal to the market value of our ordinary shares at the time of grant. Accordingly, no share-based compensation expenses have been incurred in connection with our 2004 option grants to date. For purposes of 2004 grants made prior to our initial public offering in May of 2004, the fair value of our shares was equal to the initial public offering price of our ordinary shares. For purposes of 2004 grants made after the initial public offering, the fair value of our ordinary shares equaled the market value of such shares (in the form of ADS equivalents) on the Nasdaq at the time of grant.

     We recognized compensation expense of RMB18.2 million in 2003 with respect to the options granted in December 2003. These options had the same exercise price as the options granted to our directors and officers in March 2003. We recognized compensation expense of RMB28.8 million (US$3.5 million) in 2004 with respect to options granted in 2003. See “Share-Based Compensation” included in this Item 5 and notes 2(19) and 3 to our consolidated financial statements for a discussion of the accounting methods applied to share-based compensation and expected changes to those accounting methods that we expect will increase our reported compensation expenses.

     We intend to adopt the guidelines established by Statement No. 123R beginning January 1, 2006. The guidelines set forth by Statement No. 123R require companies to expense the value of employee stock options and similar awards in a different manner than APB No. 25, which it supersedes. We expect that our share-based compensation expense would increase under Statement No. 123R for a given number of shares granted. Upon adoption, we will recognize share-based compensation relating to the unvested portion of the outstanding grants based on the fair value of the options as determined under SFAS No. 123. New options to be issued after the effective date will be recognized based on the provisions of Statement No. 123R. If we had applied the method prescribed by Statement No. 123R to our 2003 and 2004 figures for net income attributable to ordinary shareholders, these figures would have been reduced by approximately 3.7% and 6.8%, respectively. See note 3 to our consolidated financial statements for a discussion of these changes in accounting standards.

Income Taxes

     We account for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”, with the required disclosures as described in note 11 to our consolidated financial statements. Accordingly, we record valuation allowances to reduce our deferred tax assets when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2002, 2003 and 2004, valuation allowances recognized were RMB2.4 million, RMB2.7 million and RMB3.8 million (US$0.5 million), respectively. Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain tax loss carryforwards generated by certain indirectly held subsidiaries. As of December 31, 2002, 2003 and 2004, we have recorded net deferred tax assets of RMB15.0 million, RMB22.1 million and RMB29.6 million (US$3.6 million), respectively. We do not believe any further valuation allowances to reduce our net deferred tax assets are necessary as we currently anticipate future taxable profits which will allow us to fully utilize our net deferred tax assets in the foreseeable future. If, however, events were to occur in the future which are not currently contemplated, that would not allow us to realize all or part of our net deferred tax assets in the future, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.

     Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     Net revenues. Our net revenues increased from RMB600.0 million in 2003 to RMB1,298.7 million (US$156.9 million) in 2004.

     Our online game net revenues increased from RMB588.6 million in 2003 to RMB1,209.2 million (US$146.1 million) in 2004. Net revenues from MMORPGs increased by 71.4% from RMB580.3 million in 2003 to RMB994.7 million (US$120.2 million) in 2004. Net revenues from casual games increased from RMB8.3 million in 2003 to RMB214.5 million (US$25.9 million) in 2004.

     The increase in our net revenues from MMORPGs was primarily due to an increase in our average concurrent users. The average concurrent users of our MMORPGs increased by 73.1% from approximately 425,000 in 2003 to approximately 736,000 in 2004, although the average revenue per user-hour for our MMORPGs decreased 5.9% from RMB0.17 in 2003 to RMB0.16 (US$0.02) in 2004.

     The increase in net revenue from casual games was primarily due to an increase in the number of active paying accounts and average revenue per paying account, in particular with our casual game BNB and further with the addition of Bianfeng’s online chess and board games. For most of our casual games, users can play the game without any payment, but they are encouraged to purchase “game points” from us, which can be used to acquire premium features in the game that enhance users’ experience. The number of active paying accounts for our casual games increased by 51.6% from approximately 2,044,000 in the first quarter of 2004 to approximately 3,100,000 in the fourth quarter of 2004.

     Our other net revenue also increased from RMB11.4 million in 2003 to RMB89.5 million (US$10.8 million) in 2004. This increase in other net revenue was primarily due to increases in sales of user password protection products, SMS services, and to a significantly lesser extent, the commencement of online advertising sales in 2004. While we expect our other net revenue to continue to increase as we develop additional content and delivery platforms, we expect our online game revenues to continue to be the primary source of our net revenues.

     Cost of services. Our cost of services increased from RMB233.7 million in 2003 to RMB471.2 million (US$56.9 million) in 2004. This increase was primarily due to increases in our ongoing licensing fees for online games, amortization of upfront licensing fees, server leasing and maintenance fees, depreciation of property, equipment and software, salary and benefits, and manufacturing costs for pre-paid games cards, all of which were generally attributable to the significant increase in our business activity in 2004 relative to 2003.

•	Ongoing licensing fees for online games increased 85.3% from RMB134.5 million in 2003 to RMB249.3 million (US$30.1 million) in 2004. This increase was principally a result of the continued increase in our revenues attributable to licensed games, particularly BNB, which we launched commercially in the third quarter of 2003, and Mir II. Additional games, including D.O., Maple Story and Dungeons & Dragons, commercially launched in 2004 or which we expect to commercially launch in 2005 or 2006, will further contribute to this expense. Ongoing licensing fees for online games totaled approximately 22.4% of our net revenues in 2003 compared to approximately 19.2% of our net revenues in 2004. This decrease was primarily due to our in-house game development efforts.

•	Amortization of upfront online game licensing fees increased from RMB11.7 million in 2003 to RMB27.2 million (US$3.3 million) in 2004. This increase was principally due to the amortization of an upfront fee that we paid for the license of BNB in the second quarter of 2003 and of an upfront fee that we paid to Actoz in connection with our extension of our Mir II license in the third quarter of 2003. Amortization of these fees will continue until January 2006 and September 2005, respectively, at which times we expect to renew our licenses for these games and to incur new license fees. Additional games, including D.O., Maple Story and Dungeons & Dragons, commercially launched in 2004 or which we expect to commercially launch in 2005 or 2006, are expected to further increase these amortization expenses. Amortization of upfront online game licensing fees totaled approximately 1.9% and 2.1% of our net revenues in 2003 and 2004, respectively.

•	Aggregate server leasing fees and server maintenance fees increased from RMB39.7 million in 2003 to RMB79.9 million (US$9.7 million) in 2004. This increase was primarily due to the continued increase in our user base, which required that we increase the number of our servers, and, to a significantly lesser extent, increased fees under renewals of expiring server leases. The number of servers we leased as of December 31, 2004 was approximately 5,500. Aggregate server leasing and maintenance fees totaled approximately 6.6% and 6.2% of our net revenues in 2003 and 2004, respectively.

•	Depreciation of property, equipment and software increased from RMB14.1 million in 2003 to RMB28.4 million (US$3.4 million) in 2004. This increase was principally a result of our acquiring additional servers and related operating and data security software to meet the needs of our increased user base. The number of the servers we own, including servers for game operations and for office use, increased from approximately 4,100 as of December 31, 2003 to approximately 5,600 as of December 31, 2004. Depreciation of property, equipment and software totaled approximately 2.3% and 2.2% of our net revenues in 2003 and 2004, respectively.

•	Salary and benefits increased 73.7% from RMB13.7 million in 2003 to RMB23.8 million (US$2.9 million) in 2004. This increase was primarily due to increases in personnel employed to maintain our server network, billing system and customer service center from 297 as of December 31, 2003 to approximately 500 as of December 31, 2004 as a result of the expansion of our user base and network infrastructure. Salary and benefits attributable to costs of services totaled approximately 2.3% and 1.8% of our net revenues in both 2003 and 2004, respectively.

•	Other expenses, which includes manufacturing costs for our user password protection product, derivative products and pre-paid cards, share-based compensation costs, rental and management fees and technical services (including commissions paid to telecommunications providers), increased from RMB20.1 million in 2003 to RMB62.5 million (US$7.6 million) in 2004. This increase was primarily due to (1) an increase in the costs of derivative products, (2) costs of our user password protection product, (3) manufacturing costs of pre-paid cards, and (4) charges by telecommunications providers in connection with SMS services. Other expenses totaled approximately 3.3% and 4.8% of our net revenues in 2003 and 2004, respectively.

     Gross profit. As a result of the foregoing, our gross profit increased from RMB366.3 million in 2003 to RMB827.5 million (US$100.0 million) in 2004. Our gross profit margin, which is equal to our gross profit divided by our net revenues, was 63.7% in 2004 compared to 61.1% in 2003.

     Operating expenses. Our operating expenses increased from RMB153.1 million in 2003 to RMB316.6 million (US$38.3 million) in 2004. This increase was primarily due to increases in our product development, sales and marketing and general and administrative expenses as a result of the continued growth of our business in 2004. In addition, we incurred share-based compensation expense attributable to options granted in 2003.

•	Our product development expenses increased from RMB28.8 million in 2003 to RMB70.8 million (US$8.6 million) in 2004. This increase was primarily due to an increase in salary and benefits expenses of personnel engaged in the research and development of our products, as well as amortization of intangibles relating to the purchase of software used in research and development efforts. The number of our employees engaged in the development of online games and software and technology supporting our operations increased from approximately 225 as of December 31, 2003 to approximately 550 as of December 31, 2004. These increases were principally a result of our increased focus on in-house game development in 2004. Product development expenses, including the amortization of related intangibles such as software used in our research and development center, totaled approximately 4.8% and 5.5% of our net revenues in 2003 and 2004, respectively. We expect that our product development expenses will increase as we continue to expand our in-house game development efforts.

•	Our sales and marketing expenses increased from RMB43.8 million in 2003 to RMB91.1 million (US$11.0 million) in 2004. This increase was mainly due to the following factors:

•	The significant increase in advertisement fees and marketing promotion expenses from RMB26.4 million in 2003 to RMB57.7 million (US$7.0 million) in 2004, which is primarily attributable to the expansion of our game offerings and advertising efforts to build awareness of our brand; and

•	The growth of our sales and marketing personnel from approximately 140 as of December 31, 2003 to approximately 215 as of December 31, 2004, which resulted in an increase in our salary and benefit expense increasing from RMB6.3 million in 2003 to RMB19.0 million (US$2.3 million) in 2004.

Sales and marketing expenses accounted for approximately 7.3% and 7.0% of our net revenues in 2003 and 2004, respectively. We expect our sales and marketing expenses to continue to increase as our overall business continues to grow, although we expect that it will continue to decrease as a percentage of net revenue.

•	Our general and administrative expenses increased by 99.3% from RMB65.5 million in 2003 to RMB130.7 million (US$15.8 million) in 2004. This increase was primarily due to the following factors:

•	the increase in salary and benefits expenses from RMB19.6 million in 2003 to RMB27.1 million (US$3.3 million) in 2004, which was primarily attributable to the increase in the number of employees engaged in general and administrative work from approximately 120 as of December 31, 2003 to approximately 180 as of December 31, 2004 as a result of the continued growth of our business in 2003 and 2004 and, to a lesser extent, to an increase in salary pressure in the average salary and expense per employee;

•	the increase in business taxes from RMB19.8 million in 2003 to RMB38.5 million (US$4.7 million) in 2004, which primarily relate to business taxes incurred by Shengqu from revenues collected from Shanda Networking since our restructuring in March 2003, including business taxes relating to our license to Shanda Networking for Woool; and

•	the increase in other general and administrative expenses from RMB9.2 million in 2003 to RMB18.8 million (US$2.3 million) in 2004, which relate primarily to the costs of increased obligations stemming from compliance costs associated with our status as a registered public company, and costs related to our acquisitions.

General and administrative expenses accounted for approximately 10.9% and 10.1% of our net revenues in 2003 and 2004, respectively. We expect our general and administrative expenses to continue to increase as our overall business continues to grow, although we expect that it will continue to decrease as a percentage of net revenue.

•	We incurred share-based compensation expense of RMB28.8 million (US$3.5 million) in 2004 (of which RMB4.8 million (US$0.6 million) is included in cost of services) compared with RMB18.2 million in 2003, relating to the issuance of options to purchase 1,537,367 of our ordinary shares that were granted to certain of our officers and other employees in 2003. The vesting schedule of these shares will result in amortization of share-based compensation until March 2006. Beginning January 1, 2006, we intend to adopt the guidelines established by Statement No. 123R under which we would expect our share-based compensation expense to increase for a given number of shares granted. See “Critical Accounting Policies—Share-Based Compensation” in Item 5, “Operating and Financial Review and Prospects” and notes 2(19) and 3 to our consolidated financial statements for a discussion of share-based compensation and Statement No. 123R.

     Income from operations. As a result of the foregoing, our operating income increased from RMB213.2 million in 2003 to RMB511.0 million (US$61.7 million) in 2004. Our operating margin, which is equal to our operating profit divided by our net revenues, increased from 35.5% in 2003 to 39.3% in 2004.

     Income before minority interests and income tax expenses. Our income before minority interests and income tax expenses increased from RMB287.9 million in 2003 to RMB654.3 million (US$79.1 million) in 2004. This increase was primarily the result of a significant increase in income from operations, as well as the following:

•	Investment income. Our investment income increased from RMB6.6 million in 2003 to RMB43.5 million (US$5.3 million) in 2004, which reflected gains in trading of marketable securities, including the realization of a gain on the sale of shares of Sina in December 2004.

•	Other income. Our other income increased from RMB61.2 million in 2003 to RMB83.7 million (US$10.1 million) in 2004. Our other income during 2004 was primarily attributable to government financial incentives of RMB88.1 million (US$10.6 million) we received in 2004 from a local government authority in China relating to business taxes we paid in the PRC; the increase in our government financial incentives relative to 2003 results from our having paid more business taxes as our revenues have increased and the imposition of business tax on Shengqu following our restructuring in March 2003, which tax only applied during a portion of 2003. See the sections “PRC Enterprise Income Tax” and “PRC Business Tax and Financial Incentives” above in this Item 5.

•	Interest income. Our interest income increased from RMB7.0 million in 2003 to RMB19.7 million (US$2.4 million) in 2004. This increase was primarily due to a significant increase in our cash and cash equivalents balances resulting from operations, our initial public offering in May 2004 and our private placement of convertible notes in October 2004.

     Income tax expenses. Our income tax expenses increased from RMB18.6 million in 2003 to RMB38.9 million (US$4.7 million) in 2004.

     Net income. As a result of the foregoing, our net income increased by RMB336.6 million from RMB272.9 million in 2003 to RMB609.5 million (US$73.6 million) in 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Net revenues. Our net revenues increased 83.9% from RMB326.2 million in 2002 to RMB600.0 million in 2003. This significant increase in net revenues was primarily due to the continued significant growth in our online game net revenues, which increased 80.5% from RMB326.1 million in 2002 to RMB588.6 million in 2003. The increase in our online game net revenues was principally a result of:

•	the continued popularity of Mir II, which experienced an increase in average concurrent users from 278,186 in 2002 to 386,896 in 2003; and

•	the commercial launch of Woool, which accounted for approximately 8.0% of our online game net revenues in 2003.

     The average revenue per user-hour for our MMORPGs was RMB0.17 in 2003 compared to RMB0.14 in 2002. In 2003, we also launched casual games, including BNB, our most popular casual game. Average revenue per user-hour for all our online games (including casual games) was RMB0.15 in 2003 compared to RMB0.14 in 2002.

     Our other net revenue, which primarily consisted of net revenues from our SMS, sales of game-related merchandise and provision of technical services, also increased from RMB0.1 million in 2002 to RMB11.4 million in 2003.

     Cost of services. Our cost of services increased 91.4% from RMB122.1 million in 2002 to RMB233.7 million in 2003. This increase was primarily due to increases in our ongoing licensing fees for online games, amortization of upfront licensing fees, server leasing and maintenance fees, salary and benefits, depreciation of property, equipment and software and manufacturing costs for pre-paid games cards, all of which were generally attributable to the significant increase in our business activity in 2003.

•	Ongoing licensing fees for online games increased 58.6% from RMB84.8 million in 2002 to RMB134.5 million in 2003. This increase was principally a result of the continued increase in our revenues attributable to licensed games, particularly Mir II. Ongoing licensing fees for online games accounted for approximately 26.0% of our net revenues in 2002 compared to approximately 22.4% of our net revenues in 2003. This decrease was primarily due to our in- house game development efforts, including the commercial launch of Woool in October 2003.

•	Amortization of upfront online game licensing fees increased from RMB2.0 million in 2002 to RMB11.1 million in 2003. This increase principally was due to the US$4.0 million upfront licensing fee payment in connection with the extension of our license for Mir II, as well as the licensing of seven additional games in late 2002 and 2003. Amortization of upfront online game licensing fees accounted for approximately 0.6% and 1.8% of our net revenues in 2002 and 2003, respectively.

•	Aggregate server leasing fees and server maintenance fees increased from RMB17.4 million in 2002 to RMB39.7 million in 2003. This increase was primarily due to the continued increase in our user base, which required that we increase the number of our servers. The number of our leased servers increased from 984 in 2002 to 4,725 in 2003. Aggregate server leasing and maintenance fees accounted for approximately 5.3% and 6.6% of our net revenues in 2002 and 2003, respectively.

•	Salary and benefits increased 78.6% from RMB7.7 million in 2002 to RMB13.7 million in 2003. This increase was primarily due to increases in personnel employed to maintain our network, billing system and customer service center from 154 in 2002 to 297 in 2003 resulting from the expansion of our user base and network infrastructure. Salary and benefits accounted for approximately 2.4% and 2.3% of our net revenues in 2002 and 2003, respectively.

•	Depreciation of property, equipment and software increased from RMB3.1 million in 2002 to RMB14.1 million in 2003. This increase was principally a result of our acquiring additional servers to meet the needs of our increased user base. The number of the servers, including servers for game operations and for office use, we owned increased from 1,871 in 2002 to 4,092 in 2003. Depreciation of property, equipment and software accounted for approximately 0.9% and 2.3% of our net revenues in 2002 and 2003, respectively.

•	Manufacturing costs for pre-paid cards increased 65.3% from RMB4.9 million in 2002 to RMB8.1 million in 2003. This increase was primarily due to a significant increase in the number of physical pre-paid cards sold in 2003. Manufacturing costs of pre-paid cards accounted for approximately 1.5% and 1.4% of our net revenues in 2002 and 2003, respectively.

     Gross profit. As a result of the foregoing, our gross profit increased 79.4% from RMB204.1 million in 2002 to RMB366.3 million in 2003. Our gross profit margin, which is equal to our gross profit divided by our net revenues, was 61.0% in 2003 compared to 62.6% in 2002.

     Operating expenses. Our operating expenses increased from RMB41.5 million in 2002 to RMB153.1 million in 2003. This increase was primarily due to increases in our product development, sales and marketing and general and administrative expenses as a result of the continued growth of our business in 2003. In addition, we incurred share-based compensation expense attributable to options granted in December 2003.

•	Our product development expenses increased from RMB5.0 million in 2002 to RMB28.8 million in 2003. This increase was primarily due to an increase in salary and benefits expenses of personnel engaged in the research and development of our products, as well as related increases in rental and management fees. The number of our employees engaged in the development of online games and software and technology supporting our operations increased from 66 in 2002 to 244 in 2003. These increases were principally a result of the increased resources we directed towards the in-house development of online games in 2003, as well as outsourcing charges related to the development and commercial launch of Woool. Product development expenses accounted for approximately 1.5% and 4.8% of our net revenues in 2002 and 2003, respectively.

•	Our sales and marketing expenses increased from RMB10.8 million in 2002 to RMB43.8 million in 2003. This increase was mainly due to the following factors:

•	the significant increase in marketing promotion expenses from RMB0.7 million in 2002 to RMB13.2 million in 2003, which was primarily attributable to the commercial launch of Woool in October 2003; and

•	the growth of our sales and marketing personnel from 12 in 2002 to 137 in 2003, including related office and rental expenses, attributable to our increased sales and marketing efforts, which resulted in our salary and benefit expense, including related rental and management fees, increasing from RMB1.4 million in 2002 to RMB9.0 million in 2003.

•	Sale and marketing expenses accounted for approximately 3.3% and 7.3% of our net revenues in 2002 and 2003, respectively.

•	Our general and administrative expenses increased from RMB25.7 million in 2002 to RMB65.5 million in 2003. This increase was primarily due to the following factors:

•	the increase in salary and benefits expenses from RMB5.8 million in 2002 to RMB13.6 million in 2003, which was primarily attributable to the increase in our employees engaged in general and administrative work from 46 in 2002 to 119 in 2003 as a result of the continued growth of our business in 2003;

•	business taxes of RMB19.8 million in 2003, which primarily relate to business taxes incurred by Shengqu from revenue collected from Shanda Networking since our restructuring in March 2003, including business taxes relating to our license to Shanda Networking for Woool, and partially to business taxes attributable to intra-company sales of pre-paid cards, which was the sole source of our business taxes incurred in 2002;

•	an increase in professional expenses from RMB0.7 million in 2002 to RMB9.2 million in 2003, which reflected professional services received in connection with our restructuring, legal and investment activities and other corporate transactions; and

•	an increase in reserves for its staff welfare and bonus fund from RMB0.2 million in 2002 to RMB6.0 million in 2003 by Shanda Networking, which represents an obligation to employees.

•	We incurred share-based compensation expense of RMB18.2 million in 2003 relating to the issuance of options to purchase 1,537,367 of our ordinary shares that were granted to certain of our managers in December 2003.

     Income from operations. As a result of the foregoing, our operating income increased 31.1% from RMB162.6 million in 2002 to RMB213.2 million in 2003. Our operating margin, which is equal to our operating profit divided by our net revenues, decreased from 49.9% in 2002 to 35.5% in 2003.

     Income before minority interests, income tax expenses and extraordinary gain. Our income before minority interests, income tax expenses and extraordinary gain increased 77.3% from RMB162.4 million in 2002 to RMB287.9 million in 2003. This increase was primarily the result of a significant increase in other income, as well as increases in our interest and investment income.

•	Interest income. Our interest income increased from RMB1.1 million in 2002 to RMB7.0 million in 2003. This increase was primarily due to a significant increase in our cash and cash equivalents balances resulting from our sale of preferred shares, operations, and interest earned on our short term loan to a third party.

•	Investment income. Our investment income increased from RMB22,396 in 2002 to RMB6.6 million in 2003, which reflected gains in trading of marketable securities.

•	Other income (expense). We had other income of RMB61.2 million in 2003, compared to other expense of RMB1.4 million in 2002. Our other income during the year ended December 31, 2003 is primarily attributable to government financial incentives of RMB62.9 million we received from a local government authority in China relating to business taxes we paid in the PRC.

     Income tax expenses. Our income tax expenses decreased 19.2% from RMB23.1 million in 2002 to RMB18.6 million and our effective tax rate decreased from 14% in 2002 to 6% in 2003. The decrease in our effective tax rate resulted primarily from the preferential tax treatment granted to Shengqu, as a software development company, exempting it from payment of enterprise income tax in 2003. The effects of the decrease in our effective tax rate were partially offset by an increase in non-deductible expenses, such as share-based compensation expense we incurred in 2003.

     Net income. As a result of the foregoing, our net income increased 95.9% from RMB139.3 million in 2002 to RMB272.9 million in 2003.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

     To date, we have primarily financed our operations through internally generated cash, the sale of our preferred shares to an investor in March 2003, our initial public offering of ADSs in May of 2004 and the offering of the convertible notes in October 2004. As of December 31, 2004, we had approximately RMB3,124.0 million (US$377.5 million) in cash and cash equivalents, of which RMB535.8 million (US$64.7 million) was held by Shanda Networking and its subsidiaries. As of the same date, we had outstanding debt of RMB2,276.2 million (US$275.0 million) pursuant to the convertible notes. Our cash and cash equivalents primarily consist of cash on hand, demand deposits, and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Although we consolidate the results of Shanda Networking and its subsidiaries in our consolidated financial statements and we can utilize its cash and cash equivalents in our operations, we do not have direct access to the cash and cash equivalents or future earnings of Shanda Networking or the other PRC operating companies. However, these cash balances can be utilized by us for our normal operations pursuant to our agreements with Shanda Networking that provide us with the substantial ability to control the PRC operating companies and their operations. See “Organizational Structure” in Item 4 and “Exchange Controls” in Item 10.

     The following table shows our cash flows with respect to operating activities, investing activities and financing activities in the years ended December 31, 2002, 2003 and 2004:

	For the years ended December 31,
	2002	2003	2004
	RMB	RMB	RMB	US$

	(In thousands)
Net cash provided by operating activities	329,139.1	278,355.6	807,330.8	97,545.0

Net cash provided by (used in) investing activities	(159,890.2)	(21,515.4)	(615,675.0)	(74,388.4)

Net cash provided by financing activities	—	165,042.3	2,333,392.9	281,929.9

Net increase in cash and cash equivalents	169,248.9	421,882.5	2,525,048.7	305,086.5

Cash, beginning of period	7,791.1	177,040.0	598,922.4	72,364.2
Cash, end of period	177,040.0	598,922.5	3,123,971.1	377,450.7

     We had net cash provided by operating activities of RMB807.3 million (US$97.5 million) in 2004, which was primarily attributable to an increase in our net income derived from our online games with additional contribution from advertising revenues, wireless value-added services revenue, and revenues from sales of game related merchandise. We had net cash provided by operating activities of RMB278.4 million in 2003 compared to RMB329.1 million in 2002. This decrease was primarily attributable to increases in upfront licensing fees, as well as decreases in licensing fees payable and taxes payable even though our net income and deferred revenue increased substantially during 2003.

     We had net cash used in investing activities of RMB615.7 million (US$74.4 million) in 2004. This was primarily due to our purchase of marketable securities, our purchase of property, equipment, software and intangible assets, and our acquisitions and investments in associated companies. This amount was partially offset by the repayment of an outstanding loan to an unrelated party and the proceeds from the disposition of short-term investments. We had net cash used in investing activities of RMB21.5 million in 2003. This was primarily attributable to our purchase of property, equipment and software, principally servers, a loan made by us, and the acquisition by Shanda Networking of two subsidiaries. This amount was partially offset by a decrease in our short-term investments. We had net cash used in investing activities of RMB159.9 million in 2002. Our net cash used in investing activities in 2002 was principally attributable to an increase in our holdings of short-term investments and our purchase of property, equipment and software.

     We had net cash provided by financing activities of RMB2,333.4 million (US$281.9 million) in 2004. This was primarily attributable to the net proceeds from our initial public offering in May 2004 of RMB875.5 million (US$105.8 million) and the net proceeds of our offering of the convertible notes in October 2004 of approximately RMB269 million (US$32.5 million). This amount was partially offset by a special dividend paid to our shareholders in March 2004 and the repurchase of 5,326,250 of our ordinary shares from SB Asia Infrastructure Fund for US$75.0 million, or $14.08 per ordinary share. We had net cash provided by financing activities of RMB165.0 million in 2003. This was primarily attributable to the proceeds from the sale of our preferred stock to an investor in March 2003, which was partially offset by deemed capital distributions related to the acquisition in March 2003 of substantially all of the business and operations of a related company. We did not engage in any financing activities in 2002.

     We believe that our current cash and cash equivalents, cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional debt securities or equity securities or obtain a credit facility. The sale of additional convertible debt securities or equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Please see “Exchange Controls” in Item 10 for a discussion of impediments to capital flows in and out of China.

     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment. Please see “Recent Acquisitions” in this Item 5 for a description of our significant investments, acquisitions and divestments.

     In connection with our recent acquisition of Digital Red and our agreement to increase our stake in Haofang to a majority stake, we have agreed to make additional payments based upon each company’s 2005 net income. Although it is difficult for us to estimate the 2005 net income for Digital Red and Haofang, and therefore difficult to estimate the amount of these earn-out payments, we currently do not expect such payments to exceed approximately $45 million. The actual amount of these payments will, however, depend upon the financial performance of Digital Read and Haofang, and may exceed our estimated maximum payment.

     Certain transactions out of the ordinary course of business have occurred since December 31, 2004 and have significantly affected our liquidity and capital resources. In February of 2005, we completed our acquisition of a 29% equity stake in Actoz, following our purchase in December 2004 of a 9% equity stake in Actoz, for an aggregate purchase price of US$106.1 million in cash. In February 2005, we also completed our acquisition of an approximately 19.5% stake in Sina at an aggregate purchase price of US$230.4 million. As a result of these purchases, as of February 28, 2005, our cash and cash equivalents were US$128.9 million, of which US$78.1 million was held by Shanda Networking and its subsidiaries.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Our research and development efforts and plans consist of:

•	the development of commercially acceptable games from licensed products;

•	the establishment of an in-house game development capability, including two new research and development centers located in Chendu and Nanjing;

•	the development and implementation of additional platforms and portals for our interactive entertainment content, including mobile platforms and interactive television, increasing the accessibility of potential users to our products;

•	the development of our unified user platform, including a unified system for billing and user authentication, facilitating ease-of-use, enhanced user loyalty and ease of record-keeping and billing; and

•	the development of improved server management and control systems.

D. TREND INFORMATION

     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2002 to December 31, 2004 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements:

•	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity;

•	We have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements;

•	We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity; and

•	We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

     The following table sets forth our contractual obligations as of December 31, 2004:

	Payments due by period
		January 1, 2005	January 1, 2006	January 1, 2007	January 1, 2008
	Total	to December 31, 2005	to December 31, 2006	to December 31, 2007	to December 31, 2008	Thereafter
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease obligations:
Office premises	22,179.8	11,531.9	10,591.2	56.7	—	—
Computer equipment and others	5,962.4	4,165.4	1797.0	—	—	—

Purchase obligations:
Leasehold improvements	—	—	—	—	—	—
Total contractual obligations	28,142.2	15,697.3	12,388.2	56.7	—	—

     As of December 31, 2004, substantially all of our operating lease arrangements for servers and related services provide for the calculation of lease payments based on formulas that reference the actual number of users of the relevant servers. Our rental expenses under these operating leases were RMB11.4 million, RMB25.0 million and RMB55.7 million (US$6.7 million) in 2002, 2003 and 2004, respectively. As future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments shown above. As of December 31, 2004, we did not have any material capital lease obligations.

     Apart from the foregoing, the convertible notes and certain of the earn-out commitments described above, as of December 31, 2004, we did not have any long-term debt obligations, operating lease obligations or purchase obligations. However, pursuant to the contractual arrangements between Shengqu, Shanda Networking and the shareholders of Shanda Networking, Shengqu has an option, exercisable at such time, if any, as it is legally permissible, to acquire 100% of the equity interest in Shanda Networking for RMB10.0 million or such lower amount as permitted by applicable law. In addition, Shengqu has agreed to indemnify the shareholders of Shanda Networking to the extent that they are subject to any legal or economic liabilities as a result of performing their obligations pursuant to their agreements with Shengqu. Furthermore, we have undertaken to provide financial support to Shanda Networking to the extent necessary for its operations. See Item 7 “Major Shareholders and Related Party Transactions” and “Organizational Structure” in Item 4.

Capital Expenditures

     The following table sets forth our historical capital expenditures for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	Year ended December 31,
	2002	2003	2004
	(RMB in millions)
Total capital expenditures	33.7	78.2	97.4

     Our capital expenditures in 2003 and 2004 principally consisted of purchases of, or investments in, our online game network infrastructure. We expect our capital expenditures in 2005 to primarily consist of purchases of additional servers, computer software, and equipment. In addition, we expect that our capital expenditures will increase significantly in the future as our online game business continues to develop and expand, and as we make technological improvements to our network infrastructure and enter into strategic investments or acquisitions. We also intend to upgrade our financial and accounting systems and internal control infrastructure. In addition to capital expenditures, we have substantial future cash needs for our planned future increases in sales, marketing, promotional and work force expenses.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, China.

Name	Age	Position
Tianqiao Chen(1)	32	Chairman of the Board of Directors and Chief Executive Officer
Jun Tang	42	Director and President
Danian Chen	27	Director and Senior Vice President
Qianqian Luo(1)	28	Director
Hongliang Lu(2)	50	Director
Ruigang Li(1)(2)	35	Director
W. Mark Evans(2)	47	Director
Haibin Qu	30	Director and Senior Vice President
Shujun Li	33	Director, Vice President and Chief Financial Officer
Qunzhao Tan	29	Vice President and Chief Technology Officer
Yanmei Zhang	41	Vice President
Jingying Wang	34	Vice President

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

     Tianqiao Chen one of our co-founders, has served as the chairman of our board of directors and our chief executive officer since our inception in December 1999. Mr. Chen established Shanda Networking with Danian Chen in December 1999. Prior to establishing Shanda Networking, Mr. Tianqiao Chen served as the vice director of the office of the president of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. From 1994 to 1998, Mr. Chen served in various management positions with Shanghai Lujiazui Group. Mr. Tianqiao Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen was granted the Rising Business Star award by China Central TV, China’s official national television network, in its recent selection of China’s top annual business personalities for 2003. Mr. Tianqiao Chen is the brother of Danian Chen, our co-founder, and is married to Qianqian Luo, one of our directors.

     Jun Tang has served as our president since February 2004 and as our director since April 2004. Prior to joining us, Mr. Tang served as the president of Microsoft China Co., Ltd. from March 2002 to January 2004 and the general manager of Microsoft Asia product support and service and Microsoft Global Technical Engineering Center from January 1998 to March 2002. He received the Microsoft Chairman Bill Gates Award in 1998 and the Microsoft Top Honor Award in 2002 from Microsoft Corporation, and remains the honorary president of Microsoft China Co. Ltd. In 2002, he founded Intertex Company, a software and entertainment company, in California. Mr. Tang received his doctorate degree, master’s degree and bachelor’s degree in the U.S., Japan and China, respectively.

     Danian Chen one of our co-founders, established Shanda Networking with Tianqiao Chen in December 1999. Mr. Danian Chen served as our vice president and director of products until July 2003 and has served as a senior vice president since that time. Mr. Danian Chen has served on our board of directors since our inception. Prior to co-founding Shanda Networking, Mr. Danian Chen worked as an employee in Xinghui International Transport Company, Haijie Shipping Agency Company and Jinyi Network from September 1996 to November 1999. Mr. Danian Chen is Tianqiao Chen’s brother.

     Qianqian Luo has served as our director since our inception in December 1999. Ms. Luo previously served as our director of administration from November 1999 to July 2003 and vice president from July 2003 to February 2004. Ms. Luo served as a project manager at the investment banking department of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. Ms. Luo holds a bachelor’s degree in economics from Financial & Banking Institute of China. Ms. Luo is married to Tianqiao Chen.

     Hongliang Lu has served as our director since April 2004. Mr. Lu has been the president, chief executive officer and a director of UTStarcom, Inc., a prominent Chinese high-tech company, since June 1991. Mr. Lu holds a bachelor’s degree in civil engineering from the University of California, Berkeley.

     Ruigang Li has served as our director since April 2004. Mr. Li has served as the president of Shanghai Media Group, a multimedia conglomerate in Shanghai, since October 2002 and served as its assistant president from April 2002 to October 2002. Mr. Li currently serves as the chairman of board of directors of a number of subsidiaries of Shanghai Media Group. Mr. Li started his career in broadcast journalism as a reporter, then producer at Shanghai TV Station. From May 1998 to August 2001, Mr. Li worked for the Shanghai Municipal Government. Mr. Li holds a bachelor’s and master’s degree in journalism from Fudan University in Shanghai. He was a visiting scholar at Columbia University in New York from August 2001 to April 2002. Mr. Li has had extensive experience in the media and entertainment industry over the last ten years.

     W. Mark Evans has served as our director since April 2004. Mr. Evans has been a General Partner of Benchmark Capital, a U.K. based venture capital firm, since 2002 and currently serves on the boards of a number of private companies. Mr. Evans previously held a variety of senior management positions within Goldman Sachs, including serving as the Chairman of Goldman Sachs Asia from 1993 to 1997. Mr. Evans holds an MLitt in Economics from the University of Oxford and a BA in Economics from Queen’s University in Canada.

     Haibin Qu has served as our senior vice president since July 2003 and as our director since April 2004. Mr. Qu previously served as our vice president from September 2002 to June 2003, and served as our director of business development from February 2000 to August 2002. Previously, Mr. Qu served as a vice president of Shanghai Fuwei Technology Development Co., Ltd. from September 1996 to December 1999. Mr. Qu holds a bachelor’s degree in mechanics from Fudan University.

     Shujun Li has served as our chief financial officer since November 2003 and vice president since July 2003. Mr. Li became a member of our board of directors in April 2005. Mr. Li previously served as our director of investment and overseas business from March 2002 to July 2003. Prior to joining us, Mr. Li served as a fund manager responsible for the establishment of Zhongrong Fund Management Company from January 2001 to October 2001 and a senior manager at the international business department of China Southern Securities Co., Ltd. from August 1997 to December 2000. Mr. Li holds a master’s degree in economics from Nankai University and a bachelor’s degree in English from Hebei Normal University.

     Qunzhao Tan has served as our chief technology officer since July 2003. Mr. Tan previously served as our director of research and development from November 1999 to July 2003. Prior to joining us, Mr. Tan worked as an assistant in the Institute of Clean Coal Technology of East China University of Science and Technology from July 1996 to November 1999. Mr. Tan holds a bachelor’s degree in chemical engineering from East China University of Science and Technology.

     Yanmei Zhang has served as our vice president since January 2005. Prior to joining us, Ms. Zhang served as Vice President at Sony China Corp. from January 1994 until December 2004. Ms. Zhang joined Sony America in New York in 1991 as international Human Resources specialist and served in that position until 1993. Ms. Zhang holds a master’s degree in Business Administration from University of South Carolina and a bachelor’s degree in English from Shanxi University.

     Jingying Wang has served as our vice president since July 2003. Ms. Wang previously served as our director of customer services from May 2002 to July 2003. Prior to joining us, Ms. Wang served as the customer services manager of Shanghai Waterman Drinks Co., Ltd. from December 2000 to May 2002, and the customer services supervisor of Hangzhou Marykay Cosmetics Co., Ltd. from 1998 to December 2000. Ms. Wang holds a bachelor’s degree in radio technology from Shanghai University.

Duties of Directors

     Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

     The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

     Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

B. COMPENSATION

     In 2004, the aggregate cash compensation paid to our directors and executive officers as a group was RMB5.9 million (US$0.7 million). In addition, options to acquire an aggregate of 2,697,826 ordinary shares were granted to our directors and executive officers in 2004. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.

Stock Option Plan

Stock Options

     The Shanda Interactive Entertainment Limited Incentive Plan, or the 2003 Plan, was adopted by the board of directors of Shanda BVI at a meeting on March 31, 2003. At the time, Shanda BVI was the ultimate holding company for our business. As a result of our restructuring in November 2003, Shanda BVI became our wholly owned subsidiary. Options to purchase 7,320,436 ordinary shares of Shanda BVI were initially granted by Shanda BVI in March 2003 to some of our directors and officers, and those options were replaced by options relating to ordinary shares of Shanda Interactive Entertainment Limited in December 2003 in connection with the share swap between Shanda Interactive Entertainment Limited and Shanda BVI. The 2003 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, employees and other eligible persons.

     An aggregate of 13,309,880 ordinary shares, or 8.9% of our share capital, as diluted by the issuance of such ordinary shares, were reserved for issuance under the 2003 Plan. A total of 13,601,119 stock options have been granted, 8,857,803 were granted in 2003, 4,258,503 were granted in 2004, and 484,813 were granted in 2005. As of March 31, 2005, 4,147,856 stock options had been exercised and 326,027 had been cancelled, leaving 9,127,236 outstanding.

     The exercise price for all of the stock options we granted in 2003 is US$1.516 per share, the estimated fair market value of our ordinary shares on March 31, 2003, the date the first options were granted. We have recognized compensation expense of RMB18.2 million (US$2.2 million) in the year ended December 31, 2003 in connection with options granted in December 2003. The exercise price for the options granted by us in 2004 and 2005 was equal to the estimated fair value for those options at the time of grant.

     Our compensation committee administers the 2003 Plan and has wide discretion to award options. Subject to the provisions of the 2003 Plan and the above allocation targets, our compensation committee determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with us and other factors chosen by our compensation committee.

     Generally, to the extent an outstanding option granted under the 2003 Plan has not become vested on the date the grantee’s employment by or service with us terminates, the option will terminate and become unexercisable. The maximum term of any option granted under the 2003 Plan is ten years.

     Our board of directors may amend, alter, suspend, or terminate the 2003 Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, the 2003 Plan will terminate on March 30, 2013.

     The table below sets forth the option grants made to our directors and executive officers pursuant to the 2003 Plan as of March 31, 2005:

	Number of Shares	Per Share
	to be Issued upon	Exercise Price
Name	Exercise of Options	(in US$)	Date of Grant	Date of Expiration
Tianqiao Chen	266,198	1.516	March 31, 2003	March 31, 2013
Danian Chen	266,198	1.516	March 31, 2003	March 31, 2013
Jun Tang	2,661,976	5.5	February 12, 2004	February 12, 2014
Qianqian Luo	266,198	1.516	March 31, 2003	March 31, 2013
Hongliang Lu	*	8.0	July 26, 2004	July 26, 2014
Ruigang Li	*	8.0	July 26, 2004	July 26, 2014
W. Mark Evans	*	8.0	July 26, 2004	July 26, 2014
Haibin Qu	1,863,383	1.516	March 31, 2003	March 31, 2013
Shujun Li	1,330,988	1.516	March 31, 2003	March 31, 2013
Qunzhao Tan	2,129,581	1.516	March 31, 2003	March 31, 2013
Jingying Wang	*	1.516	March 31, 2003	March 31, 2013
Yanmei Zhang	*	15.33	January 25, 2005	January 25, 2015

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares, assuming all of our outstanding preferred shares are converted into our ordinary shares.

C. BOARD PRACTICES

Board Committees

     Our board of directors has established an audit committee and a compensation committee.

Audit Committee

     Our audit committee currently consists of W. Mark Evans, Hongliang Lu and Ruigang Li. Our board of directors has determined that all of our audit committee members are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.

     Our audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, the internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

     Our current compensation committee consists of Ruigang Li, who is an independent director, Tianqiao Chen and Qianqian Luo.

     Our compensation committee is responsible for:

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and determining bonuses for our officers and other employees;

•	reviewing and determining stock-based compensation for our directors, officers, employees and consultants;

•	administering our equity incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Controlled Company

     We are a controlled company as defined under Nasdaq Marketplace Rule 4350(c)(5). As a result, for so long as we remain a controlled company as defined in that rule, we are exempt from some of the requirements of Nasdaq Marketplace Rule 4350(c), including the requirements that:

•	a majority of our board of directors must be independent directors;

•	the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•	the director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors.

Corporate Governance

     Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We have made our code of ethics and our code of conduct publicly available on our website.

     In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedure and committees. The guidelines are not intended to change or interpret any law or our amended and restated memorandum and articles of association.

     We also have established a disclosure committee, which is comprised of certain members of senior management. Pursuant to the disclosure committee’s charter, which was ratified by our board of directors, the disclosure committee is responsible for adopting, evaluating and overseeing our disclosure controls and procedures and internal financial controls.

D. EMPLOYEES

     As of December 31, 2004, we had 1,429 full-time employees. The following table sets forth the number of our employees by department as of December 31, 2004:

Employees as of December 31, 2004:	Number of Employees	Percentage of Total

Senior Management	40	2.8
Customer Service	284	19.9
Technology Support	202	14.1
Game Development	398	28.0
Product Management	154	10.8
Sales, Marketing and Public Relations	155	10.9
Finance and Administration	125	8.8
Investment and Overseas Business	13	0.9
New Business	58	4.1
Total	1429	100.0

     As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In addition to the benefits that we are required to provide to our employees pursuant to PRC regulations, we also provide life insurance and supplemental medical insurance. The total amount of contributions we made to employee benefit plans in 2001, 2002, 2003 and 2004 was RMB0.4 million, RMB1.4 million, RMB5.4 and RMB13.7 million (US$1.7 million) respectively.

     Our employees who are PRC citizens are members of a labor union that represents employees with respect to labor disputes and other employee matters. The labor union does not, however, represent employees for the purpose of collective bargaining. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

     We enter into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the officer, manager or employee from engaging in any activities that compete with our business during, and for three years after, the period of their employment with us.

E. SHARE OWNERSHIP

Please see Item 7.

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of March 31, 2005, assuming the conversion of all preferred shares into ordinary shares for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own ordinary shares within the meaning of Section 13(d)(3) of the Exchange Act;

     Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 139,992,110 ordinary shares outstanding as of March 31, 2005.

	Shares Beneficially
	Owned
Name	Number	Percent
Tianqiao Chen(1)	84,674,010	60.5%
Danian Chen(2)	84,674,011	60.5%
Qianqian Luo(3)	84,674,010	60.5%
Skyline Media Limited(4)	84,514,290	60.4%
Jun Tang	1,064,790	0.8%
Hongliang Lu	*	*
Ruigang Li	*	*
W. Mark Evans	*	*
Qunzhao Tan(5)	1,238,076	0.9%
Haibin Qu(6)	1,030,815	0.7%
Shujun Li(7)	660,941	0.5%
Jingying Wang	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Represents 84,514,290 ordinary shares owned by Skyline Media Limited and 159,720 ordinary shares, which may be issued upon exercise of stock options. Tianqiao Chen is the sole shareholder of Shanda Media Limited, which is a director and owns 40% of Skyline Capital International Limited, the sole shareholder of Skyline Media Limited. Tianqiao Chen is also a director of Skyline Media Limited. Tianqiao Chen disclaims beneficial ownership of all of our ordinary shares owned by Skyline Media Limited.

(2)	Represents 84,514,290 ordinary shares owned by Skyline Media Limited and 159,721 ordinary shares, which may be issued upon exercise of stock options. Danian Chen is the sole shareholder of Shanda Investment International Limited, which is a director and owns 30% of Skyline Capital International Limited, the sole shareholder of Skyline Media Limited. Danian Chen is also a director of Skyline Media Limited. Danian Chen disclaims beneficial ownership of all of our ordinary shares owned by Skyline Media Limited.

(3)	Represents 84,514,290 ordinary shares owned by Skyline Media Limited and 159,720 ordinary shares, which may be issued upon exercise of stock options. Qianqian Luo is the sole shareholder of Fortune Capital Holdings Enterprises Limited, which is a director and owns 30% of Skyline Capital International Limited, the sole shareholder of Skyline Media Limited. Ms. Luo is also a director of Skyline Media Limited. Ms. Luo disclaims beneficial ownership of all of our ordinary shares owned by Skyline Media Limited.

(4)	Tianqiao Chen, Danian Chen and Qianqian Luo indirectly own 40%, 30% and 30%, respectively, of Skyline Media and may be deemed to beneficially own all of our shares held by Skyline Media.

(5)	These shares are held by DBS Trustees Limited acting as Trustees of the Three Gorges Trust for the benefit of Qunzhao Tan and his family members.

(6)	These shares are held by DBS Trustees Limited acting as Trustees of the Hub Trust for the benefit of Haibin Qu and his family members.

(7)	These shares are held by DBS Trustee Limited acting as Trustees of the Nature Trust for the benefit of Shujun Li and his family members.

     None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

     As of December 31, 2004, of the 139,960,328 outstanding ordinary shares, 20.66% percent of those ordinary shares are held in the United States by 71 institutional holders of record. The 71 institutional holders of record include Cede & Co., which holds shares as nominee for The Depository Trust Company, which itself holds shares on behalf of over 300 beneficial owners of our ordinary shares.

B. RELATED PARTY TRANSACTIONS

Shengqu/Shanda Networking Arrangements

     In order to comply with PRC regulations, through December 31, 2004, we have operated our online game business in China through Shanda Networking, a company wholly owned by Tianqiao Chen and Danian Chen, our founders and controlling shareholders, who are also PRC citizens. We have entered into a series of contractual arrangements with Shanda Networking and its shareholders, including contracts relating to the transfer of assets, the provision of services, software licenses and equipment, and certain shareholder rights and corporate governance matters.

     Each of Shengqu’s contractual arrangements with Shanda Networking and its shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors.

     In December 2004, with an effective date of January 2005, we reorganized our online game operations in China, splitting such operations between three different companies, Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng. Nanjing Shanda and Hangzhou Bianfeng are subsidiaries of Shanda Networking. Following this reorganization, each of these companies operates our online games in distinct provinces and regions across China. In connection with this reorganization, we entered into a series of contractual arrangements with Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng and modified certain existing contractual arrangements with Shanda Networking.

     The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions of how to obtain copies of those agreements are provided in this annual report under “Documents on Display” included in Item 10 “Additional Information”.

Services, Software Licenses and Equipment

•	Research and Development Agreement, dated July 14, 2004, between Shengqu and Shanghai Shengjin Software Development Co., Ltd. Pursuant to this agreement, Shengjin shall develop an online game known as The Sign in accordance with the agreement. In additional to specified installment payments, Shengqu shall pay Shengjin a monthly fee equal to (i) 10% of the net income derived from the sale of pre-paid card points for The Sign if the average concurrent users for the month exceeds 50,000 or (ii) 5% of the net income derived from the sale of pre-paid card points for The Sign if the average concurrent users for the month is less than 50,000; provided, however, that no such monthly fee will be paid until the aggregate of such amounts have exceeded RMB2 million, and then only such amounts as are in aggregate excess of RMB2 million (US$0.2 million). The total payments to be made under the agreement are estimated at RMB6 million (US$0.7 million); the term of the agreement is for the 24 month period beginning March 25, 2003.

•	Technology Transfer Agreement, dated December 21, 2004, between Shengqu and Shanghai Shengpin Network Software Development Co., Ltd.. Pursuant to this agreement, Shengpin transferred to Shengqu all rights, title and interest in and to the intellectual property relating to the game The Age in consideration of a payment by Shengqu of RMB2.7 million (US$0.3 million). In addition, the agreement terminated the Online Game Distribution and Service Agreement, dated July 14, 2004, between Shengpin and Shengqu.

•	Online Game Software Distribution and License Agreements, dated December 28, 2004, among Shengqu and Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng. Pursuant to these agreements, Shengqu grants Shanda Networking a license to distribute and sell certain games, the names of which are set forth below, in South-west China, North-west China and North China; Shengqu grants Bianfeng a license to distribute and sell such games in North-east China; and Shengqu grants Nanjing Shanda a license to distribute and sell such games in East China and Central South China. These agreements supersede and replace the amended and restated online game software distribution and license agreements for Woool, The Age and The Sign, dated December 9, 2003, between Shengqu and Shanda Networking and add agreements with respect to other games. These agreements are in respect of the following games: The Age, The Sign, Woool, D.O., Maple Story, Legends of Mir II, BNB, GetAmped, Tactical Commanders, Fortress II, and Buzzer Beater.

Pursuant to the agreements in respect of The Age, The Sign, Woool, and Legend of Mir II, in addition to specified initial payments, Shanda Networking, Bianfeng and Nanjing Shanda shall pay Shengqu 26% of revenues received in connection with operation of each computer program on a monthly basis. Pursuant to the agreements in respect of D.O., GetAmped and Fortress II, in addition to specified initial payments, Shanda Networking, Bianfeng and Nanjing Shanda shall pay Shengqu 25% of revenues received in connection with operation of each computer program on a monthly basis. Pursuant to the agreements in respect of Maple Story and BNB in addition to specified initial payments, Shanda Networking, Bianfeng and Nanjing Shanda shall pay Shengqu 35% of revenues received in connection with operation of each computer program on a monthly basis. Pursuant to the agreement in respect of Tactical Commanders in addition to specified initial payments, Shanda Networking, Bianfeng and Nanjing Shanda shall pay Shengqu 27% of revenues received in connection with operation of the computer program on a monthly basis. Pursuant to the agreement in respect of Buzzer Beater, in addition to specified initial payments, Shanda Networking, Bianfeng and Nanjing Shanda shall pay Shengqu 21% of gross revenue from operating Buzzer Beater on a monthly basis, provided that the monthly average concurrent users are less than 50,000; Shanda Networking, Bianfeng and Nanjing Shanda shall pay Shengqu 20% of gross revenue from operating Buzzer Beater on a monthly basis, provided that the monthly average concurrent users are more than 50,000 but less than 100,000; Shanda Networking, Bianfeng and Nanjing Shanda shall pay Shengqu 18% of gross revenue from operating Buzzer Beater on a monthly basis, provided that the monthly average concurrent users are more than 100,000.

•	Software Licensing Agreement, dated on December 28, 2004, between Shengqu and Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng. Pursuant to this agreement, Shengqu grants Shanda Networking, Bianfeng and Nanjing Shanda a license to use the E-sales System. In consideration of the granted license, Shanda Networking, Bianfeng and Nanjing Shanda shall pay Shengqu initial installation fees. In addition, Shanda Networking, Bianfeng and Nanjing Shanda shall pay Shengqu 15% of sales revenue realized through the use of the E-sales System on a monthly basis. This agreement supersedes and replaces the software licensing agreement for E-sales system dated December 9, 2003 between Shengqu and Shanda Networking, which will have expired on December 8, 2005.

•	Software Licensing Agreement, dated December 28, 2004, between Shengqu and Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng. Pursuant to this agreement, Shengqu grants Shanda Networking, Hangzhou Bianfeng and Nanjing Shanda a license to use the Xintianyou. In consideration of the granted license, Shanda Networking, Hangzhou Bianfeng and Nanjing Shanda shall pay Shengqu initial installation fees. In addition, Shanda Networking, Hangzhou Bianfeng and Nanjing Shanda shall pay Shengqu 5% of sales revenue realized by through the use of computers which have installed the Xintianyou. This agreement supersedes and replaces the software licensing agreement for Xintianyou dated December 9, 2003 between Shengqu and Shanda Networking.

•	Amended Billing Technology License Agreement, dated December 28, 2004, between Shanda Networking and Shengqu, this Amendment is the amendment to the amended and restated billing technology license agreement dated December 9, 2003 between Shengqu and Shanda Networking. Shengqu and Shanda

Networking agree to adjust the licensed territory from China to South-west China, North-west China and North China.

•	Billing Technology License Agreement, dated December 28, 2004, between Shengqu and Nanjing Shanda. Pursuant to this agreement, Shengqu grants Nanjing Shanda a license to use certain billing technology in East China and Central south China. In consideration of the granted license, Nanjing Shanda shall pay Shengqu monthly license fees, which are equal to the monthly average concurrent users multiply the standard monthly fee per user. The standard monthly fee per user for 2005 and thereafter is RMB13.46.

•	Billing Technology License Agreement, dated December 28, 2004, between Shengqu and Hangzhou Bianfeng. Pursuant to this agreement, Shengqu grants Bianfeng a license to use certain billing technology in North-east China. In consideration of the granted license, Bianfeng shall pay Shengqu monthly license fees, which are equal to the monthly average concurrent users multiply the standard monthly fee per user. The standard monthly fee per user for 2005 and thereafter is RMB13.46.

•	Equipment Lease Agreement, dated December 28, 2004, between Shengqu and Nanjing Shanda. Pursuant to this agreement, Shengqu leases to Nanjing Shanda certain equipment. Inconsideration of the use of such equipments, Nanjing Shanda pays rent in an amount equal to 4.2% of the original value of the leased equipment per month.

•	Equipment Lease Agreement, dated December 28, 2004, between Shengqu and Hangzhou Bianfeng. Pursuant to this agreement, Shengqu leases to Bianfeng certain equipment. In consideration of the use of such equipment, Bianfeng pays rent in an amount equal to 4.2% of the original value of the leased equipment per month.

•	Amended Strategic Consulting Service Agreement, dated December 28, 2004, between Shanda Networking and Shengqu, this Amendment is the amendment to the amended and restated strategic consulting service agreement dated January 19, 2003 between Shengqu and Shanda Networking. Shengqu and Shanda Networking agree to adjust the standard monthly fee per user from RMB86.00 for 2004 to RMB90.00 for 2005 and thereafter, the other reasonable costs per month from RMB190,000 for 2004 to RMB1,600,000 for 2005 and thereafter.

Shareholder Rights and Corporate Governance

     Transfer of Ownership when Permitted by Law. Pursuant to a purchase option and cooperation agreement, or the purchase option agreement, entered into among Shengqu, Tianqiao Chen, Danian Chen and Shanda Networking on December 30, 2003, Tianqiao Chen and Danian Chen jointly granted Shengqu an exclusive option to purchase all of their equity interest in Shanda Networking, and Shanda Networking granted Shengqu an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law or (2) to the extent permitted by law, with respect to his individual interest, either Tianqiao Chen and Danian Chen ceases to be a director or employee of Shanda Networking or desires to transfer his equity interest in Shanda Networking to a third party. Shengqu may purchase such interest or assets by itself or designate another party to purchase such interest or assets. The exercise price of the option will be equal to the lower of RMB10 million or the lowest price permitted by PRC law, or a pro rata portion thereof for a purchase of a portion of the equity interest in, or assets of, Shanda Networking. Shengqu will bear the tax consequences of Tianqiao Chen and Danian Chen caused by any exercise by Shengqu of the option to purchase the equity interest in Shanda Networking. Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered. Pursuant to the purchase option agreement, at all times before Shengqu acquires 100% of Shanda Networking’s shares or assets, Shanda Networking may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance is relating to the daily operation of Shanda Networking or has been disclosed to and consented to in writing by Shengqu; (2) enter into any transaction which may have a material effect on Shanda Networking assets, liabilities, operations, equity or other legal interests unless such transaction relates to the daily operation of Shanda Networking or has been disclosed to and consented to in writing by Shengqu; and (3) distribute any dividends to its shareholders in any manner, and Tianqiao Chen and Danian Chen may not cause Shanda Networking to amend its articles of association to the extent such amendment may have a material effect on

Shanda Networking’s assets, liabilities, operations, equity or other legal interests except for pro rata increases of registered capital required by law.

     Voting Arrangement. Pursuant to two proxies executed and delivered by Tianqiao Chen and Danian Chen to Haibin Qu and Qunzhao Tan, respectively, on December 30, 2003, Tianqiao Chen and Danian Chen have granted Haibin Qu and Qunzhao Tan, who are employees of Shengqu, the power to exercise their rights as the shareholders of Shanda Networking to appoint directors, the general manager and other senior managers of Shanda Networking. Under the purchase option agreement, Tianqiao Chen and Danian Chen have agreed that (1) they will only revoke the proxies granted to Haibin Qu or Qunzhao Tan when either of the two individuals ceases to be an employee of Shengqu or Shengqu delivers a written notice to Tianqiao Chen and Danian Chen requesting such revocation, and (2) they, or either of them, as the case may be, will execute and deliver another proxy in the same format as the one dated December 30, 2003 to any other individual as instructed by Shengqu. Tianqiao Chen and Danian Chen have agreed that they will cause their successors to continue to fulfill such undertaking if and when either ceases to be a shareholder or director of Shanda Networking.

     Share Pledge Agreement. Pursuant to a share pledge agreement, dated December 30, 2003, Tianqiao Chen and Danian Chen have pledged all of their equity interest in Shanda Networking to Shengqu to secure the payment obligations of Shanda Networking under all of the agreements between Shanda Networking and Shengqu. Under this agreement, Tianqiao Chen and Danian Chen have agreed not to transfer, assign, pledge or in other manner dispose of their interests in Shanda Networking or create any other encumbrance on their interests in Shanda Networking which may have a material effect on Shengqu’s interests without the written consent of Shengqu.

     Financing Support. Pursuant to the purchase option agreement, Shengqu has agreed to provide or designate one of its affiliates to provide financing to Shanda Networking to the extent Shanda Networking needs such financing. To the extent that Shanda Networking is unable to repay the financing due to its losses, Shengqu agrees to waive or cause other relevant parties to waive all recourse against Shanda Networking with respect to the financing.

     Indemnifications. Shengqu has agreed to provide necessary support to and to indemnify Tianqiao Chen and Danian Chen to the extent that they are subject to any legal or economic liabilities as a result of performing their obligations pursuant to their agreements with Shengqu.

Other Related Party Transactions

     Shareholders Agreement. Pursuant to the terms of the shareholders agreement with shareholders who held shares prior to our initial public offering, at any time six months after the closing of the initial public offering, any such shareholder(s) holding of record at least 50% of registrable securities then outstanding may, on three occasions only, require us to effect the registration, on a form other than Form F-3, of all or part of the registrable securities then outstanding. Registrable securities are ordinary shares issued or issuable to the parties to the shareholders agreement other than ordinary shares which have been issued to the public.

     In addition, any holder of registrable securities may require us to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as the reasonably anticipated aggregate price to the public (net of selling expenses) would be at least US$1,000,000 and we are entitled to use Form F-3 (or a comparable form) for such offering. Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to effect more than one such registration in any six month period. Under certain circumstances, such demand registration may also include ordinary shares other than registrable securities.

     We are generally required to bear all of the registration expenses incurred in connection with one demand registration on a form other than Form F-3, unlimited Form F-3 and piggyback registrations, except underwriting discounts and selling commissions, as well as the registration expenses incurred in connection with any registration of ordinary shares owned by Skyline Media Limited.

     Special Dividend. Our board of directors declared a special cash dividend of US$23.2 million on March 5, 2004, which represented all of the distributable profits of Shengqu at the end of 2003. At the time this special dividend was approved, our board of directors was comprised of Tianqiao Chen, Danian Chen, Qianqian Luo, Andrew Yan and

Jingsheng Huang. This special dividend was paid on April 29, 2004 out of available cash to our existing shareholders, Skyline Media Limited and SB Asia Infrastructure Fund L.P., pro rata in accordance with their existing shareholdings. Skyline Media Limited received approximately US$17.4 million and SB Asia Infrastructure Fund L.P. received approximately US$5.8 million. Tianqiao Chen, Danian Chen, and Qianqian Luo each own through their respective holding companies 40%, 30% and 30%, respectively, of the ownership interests in Skyline Media Limited. We do not expect to pay dividends on our ordinary shares in the foreseeable future.

     Repurchase of Ordinary Shares from SB Asia Infrastructure Fund L.P. On October 28, 2004 we repurchased 5,326,250 ordinary shares from SB Asia Infrastructure Fund for a price US$14.08 per ordinary share, or an aggregate price of US$75 million.

     Authorization Skyline Media Limited, Skyline Capital International Limited and Shanda Media Limited to purchase shares of Sina on behalf of the Company. On February 14, 2005, we entered into an agreement to purchase 688,015 shares of Sina Corp, an online media company, value-added service provider and Internet portal in China, at an aggregate purchase price of US$10.7 million from Skyline Media Limited, Skyline Capital International Limited and Shanda Media Limited, in connection with our strategic investment in Sina. This aggregate purchase price is equivalent to a US$15.59 per share purchase price, which represents the actual cost incurred by the sellers in purchasing the Sina shares less certain past profits realize by the sellers on behalf of us in connection with trading Sina shares.

Item 8. Financial Information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Please see Item 18 “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

     From time to time we may initiate legal proceedings in order to protect our contractual and property rights. On July 3, 2003, we initiated an arbitration in Singapore, under the auspices of the International Chamber of Commerce, or the ICC, against Actoz and Wemade, which are two online game developers based in South Korea, in order to resolve, among other things, certain disputes relating to the software license agreement between Shanda Networking and Actoz for Mir II.

     On June 29, 2001, we entered into a software license agreement with Actoz, pursuant to which Actoz granted us an exclusive license to operate Mir II in China for two years from the beginning of beta testing, with an automatic renewal for one year if not terminated by either party. Among other things, the agreement obligates Actoz to provide ongoing technical support to us in respect of Mir II, and to provide newer versions of the software to us as they are developed. We believe that, among other things, Actoz failed to provide technical support and failed to provide newer versions of the software as they were developed. The agreement provided that if one party violates any terms of the agreement, the other party is entitled to its rights under the agreement without fulfilling its obligations until the violating party provides an indemnity or remedy for its violation. Accordingly, from April 2002, we withheld payment of royalty fees from Actoz.

     In July 2002, Actoz informed us that it was unable to provide technical support for Mir II and that Wemade possessed the necessary know-how and was willing to provide the necessary technical support. On July 14, 2002, we entered into a supplemental agreement with Actoz and Wemade, pursuant to which the parties agreed, among other things:

•	that Wemade would provide technical support to us in respect of Mir II;

•	that the software license agreement was effective until September 28, 2003;

•	that we and Actoz would recognize Wemade as co-licensor of Mir II;

•	that Wemade irrevocably entrusted to Actoz all of its rights as co-licensor; and

•	that we would continue to pay all royalty fees only to Actoz.

     In July 2002, we paid Actoz all of the royalty fees that we had withheld, subject to final audit. We believe, however, that additional breaches of the software license agreement occurred, and accordingly we withheld royalty payments again beginning in August 2002. On November 12, 2002, Wemade issued a termination notice with respect to the software license agreement and the supplemental agreement, and on January 24, 2003, Actoz issued a termination notice with respect to these agreements.

     In August 2003, we entered into a settlement agreement and an amendment agreement to the software licensing agreement with Actoz. Pursuant to the settlement agreement, we paid all outstanding royalty fees to Actoz, and we have continued to make all royalty payments to Actoz. The amendment agreement extended the term of the software license for Mir II for at least two years.

     Although we settled our disputes with Actoz and requested the discontinuation of the arbitration, Wemade has objected to our request for discontinuation of the arbitration, has filed counterclaims against us, and has filed cross-claims against Actoz. Wemade alleges, among other things, that it validly terminated the Mir II license on November 12, 2002. Wemade has requested an injunction against our use of the Mir II software, the return of the Mir II software and related databases, declarations that the software license agreement and the supplemental agreement have been terminated and that the settlement agreement and the amendment agreement are null and void, and payment of royalty fees and an unspecified amount of damages arising from, among other things, our use of the Mir II software after the alleged termination of the software license agreement and the supplemental agreement and alleged PRC-related intellectual property claims.

     On January 9, 2004, the ICC appointed a sole arbitrator to determine the dispute. On September 28, 2004, the terms of reference were finalized. In December 2004, the parties exchanged written submissions on certain jurisdictional issues that the arbitrator has indicated he will decide prior to determining the dispute. Oral hearings for the jurisdictional issues are scheduled to take place in June 2005. Determination of a dispute and publication of an ICC award typically takes approximately six months from the date the terms of reference are signed by the parties. In this case, however, a longer time period will be required before the ICC award is published, because of the necessity for the arbitrator to first make a determination on the jurisdictional issues.

     We understand that various claims have been made by both Wemade and Actoz in the Seoul District Court in South Korea concerning, among other things, Wemade’s lack of receipt from Actoz of a portion of the settlement payment that we paid to Actoz. We are not party to those proceedings in South Korea. On April 30, 2004, Actoz publicly announced that the Seoul District Court had made a ruling on a settlement with respect to certain disputes between Actoz and Wemade pending before the court. According to Actoz’s press release, the settlement between Actoz and Wemade provides for, among other things, recognition by Wemade of the validity of our license of Mir II. On May 3, 2004, Actoz and Wemade both informed the arbitrator in the ICC arbitration of their settlement in Korea.

     We believe we have valid defenses to Wemade’s counterclaims made against us in the arbitration. There are uncertainties associated with any arbitration, however, and we cannot assure you that Wemade will not make further claims in connection with the arbitration, or that the arbitrator would determine the issues in our favor or in the expected time period. We have and we will continue to vigorously defend against these and any other claims by Wemade.

     On October 8, 2003, Wemade filed a claim with the Beijing First Intermediate People’s Court, or the Beijing Court, against us and Beijing Lian Jin Century Scientific and Commercial Centre, a Beijing based distributor of our games, which alleged that we have infringed upon Wemade’s copyright and violated the PRC Anti-Unfair Competition Law with respect to Mir II in connection with our development and operation of Woool. In particular, Wemade has alleged that the Chinese name for Woool, which includes two characters from the Chinese name for Mir II, misleads users and that we previously encouraged users to switch from Mir II to Woool by permitting the transfer of game characters developed in Mir II to Woool. The claim was served on us on December 29, 2003. Wemade has alleged, among other things, that we have copied Mir II and elements of the Legend of Mir III, another game developed by Wemade, in developing Woool and that customers have been misled into thinking that Woool is a new version of Mir II. Wemade has requested the court to order us to stop operating Woool, destroy all data relating to Woool, stop distributing and marketing products related to Woool, take down the Woool website, stop selling pre-paid cards and related products with respect to Woool, and pay Wemade’s legal fees and related costs incurred by Wemade in connection with this litigation. On May 24, 2004, the Beijing court informed us that Actoz joined Wemade as a co-plaintiff in these proceedings.

     We believe that we have valid defenses to Wemade’s claims and we intend to vigorously defend against them. There are, however, uncertainties associated with any litigation, and we cannot assure you that Wemade will not make further claims in connection with the litigation, or that a court will determine the issues in our favor.

     In late March 2004, we received notice from Actoz relating to an audit on Mir II royalty fees prepared on behalf of Actoz pursuant to the settlement agreement. The audit alleged certain potential underpayments of royalty fees in respect of the period from July 1, 2002 to September 30, 2003 amounting to approximately RMB35 million. In addition, we received notice from Actoz relating to an audit of Mir II royalty fees prepared on behalf of Actoz for royalties accrued during the fourth quarter of 2003. The audit alleged certain potential underpayments of royalty fees for such period in an amount of approximately RMB2 million. Pursuant to our agreements with Actoz, we have the right to have an audit of the royalty fees prepared on our behalf. We are currently considering the details of these audits and believe adequate provision has been made. We cannot assure you, however, that further provisions will not need to be made in future periods. Please see note 21 to our consolidated financial statements included as a part of this annual statement.

Dividend Policy

     We declared a special cash dividend in the first quarter of 2004, that was paid on April 29, 2004, pro-rata out of available cash to our existing shareholders. We do not, however, expect to pay dividends on our ordinary shares in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.

     Future cash dividends, if any, will be declared at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant.

     Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Cash dividends will be paid by the depositary to holders of ADSs in U.S. dollars, subject to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to holders of ADSs in any means it deems legal, fair and practical.

B. SIGNIFICANT CHANGES

     Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:

•	In February 2005, we completed our acquisition of an approximately 29% stake in Actoz in addition to an approximately 9% stake that we purchased in December 2004;

•	In February 2005, we completed the acquisition of an approximately 19.5% stake in Sina on the open market; and

•	In January 2005, the reorganization of our operations into three different companies, Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng became effective.

•	In March 2005, Shanda Networking initiated the sale of its interest in Shenzhen Fenglin Huoshan Computer Technology Co., Ltd. to Luo Tian, Shenzhen Fenglin’s remaining shareholder. In addition, Bianfeng Networking and Fenglin Huoshan entered into an asset transfer agreement in which Fenglin Huoshan sold its Basecity software and users data to Bianfeng Networking.

•	On May 16, 2005, we announced our unaudited financial results for the first quarter of 2005, ended March 31, 2005.

     Please see “Recent Acquisitions” in Item 5, and note 23 to the audited financial statements included as part of this annual report.

Item 9. The Offer and Listing

A. OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

     Our ADSs, each representing two of our ordinary shares, have been listed on The Nasdaq National Market since May 13, 2004. Our ADSs trade under the symbol “SNDA.” The following table provides the high and low sale prices for our ADSs on The Nasdaq National Market for each of the most recent six months. On May 26, 2005, the last reported sale price for our ADSs was US$35.00 per ADS.

	Sales Price (US$)
	High	Low
Quarterly highs and lows
Second quarter 2004	17.88	10.58
Third quarter 2004	25.30	13.52
Fourth quarter 2004	45.40	23.62
First quarter 2005	43.55	27.80
Monthly highs and lows
November 2004	42.60	28.83
December 2004	45.40	36.34
January 2005	43.55	28.44
February 2005	38.44	27.80
March 2005	35.70	28.81
April 2005	33.77	28.98

Item 10. Additional Information

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-114177) filed with the Securities and Exchange Commission on May 7, 2004.

C. MATERIAL CONTRACTS

     We have not entered into any material contracts other than in the ordinary course of business or other than those described in Item 4 “Information About the Company” and elsewhere in this annual report.

D. EXCHANGE CONTROLS

     Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar and the Japanese yen. Fluctuations in exchange rates, primarily those involving the U.S. dollar and the Japanese yen, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars and Japanese yen. Conversely, an increase in the value of the Renminbi could increase our reported earnings in U.S. dollar terms without a fundamental change in our business or operating performance.

     Since our revenues are primarily denominated in Renminbi, our valuation could be materially and adversely affected by the devaluation of the Renminbi if investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

     China’s government imposes control over the convertibility of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for Renminbi, or the PBOC Exchange Rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

     Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign-invested enterprises for current account items, including the distribution of dividends and profits to foreign investors of foreign-invested enterprises, is permissible. Foreign-invested enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of their relevant articles of association and/or joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations to provide, among other things, that the State shall not impose restrictions on recurring international payments and transfers.

     Under the Regulations, foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE.

     Currently, foreign-invested enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign-invested enterprises.” With such foreign exchange registration certificates (which are granted to foreign-invested enterprises upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

     In addition, pursuant to regulations recently promulgated by SAFE, PRC subsidiaries of offshore parent companies may be prohibited from making distributions of profits to such offshore parent companies and from paying the offshore parent companies proceeds from any reduction in capital, share transfer or liquidation in respect of such PRC subsidiaries. A failure by PRC shareholders with a direct or indirect stake in an offshore parent company with PRC subsidiaries to make the required SAFE registrations may result in these prohibitions.

     These new regulations require PRC residents to file with the competent SAFE offices information about offshore companies in which they have directly or indirectly invested (including with respect to investments already made as of the inception of the new regulation) and to make follow-up filings in connection with certain material transaction involving such offshore companies, such as mergers or acquisitions, capital increases or decreases, and external equity investments or equity transfers. Please see the section “Risk Factors”—“Risks Relating to Regulation of the Internet and to Our Structure” in Item 3, “Key Information”.

E. TAXATION

     The following is a general summary of certain material Cayman Islands and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States.

Cayman Islands Taxation

     The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our securities. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

     Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Council:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from November 25, 2003.

United States Federal Income Taxation

     This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs. This discussion applies to you only if you hold and beneficially own our ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ADSs through any such entities;

•	persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote.

     This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the projected value of our shares and the nature of our business. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For U.S. federal income tax purposes, as a holder of ADSs, you are treated as the owner of the underlying ordinary shares represented by such ADSs.

     You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

     For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

If you are not a U.S. person, please refer to the discussion below under “Non-U.S. Holders.”

     For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

U.S. Holders

     Dividends on ADSs. We do not anticipate paying dividends on our ordinary shares or indirectly on our ADSs, in the foreseeable future. See “Dividend Policy” in Item 8.

     Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADSs will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADSs for a sufficient period of time, dividend distributions on our ADSs will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2009) as long as our ADSs continue to be readily tradable on the Nasdaq National Market. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

     We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, distributions on our ADSs, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. You will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us even if you are a corporation. Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules.

     Sales and other dispositions of ADSs. Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ADSs. Any gain or loss you recognize will be long term capital gain or loss if your holding period in our ADSs is more than one year at the time of disposition. If you are an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2009). Your ability to deduct capital losses will be subject to various limitations.

     Passive Foreign Investment Company. If we were a Passive Foreign Investment Company, or “PFIC”, in any taxable year in which you hold our ADSs, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences in the form of increased tax liability and special U.S. tax reporting requirements.

     We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash, will generally count as producing passive income or held for the production of passive income and (2) the total value of our assets is calculated based on our market capitalization.

     We have determined that we were not a PFIC for the taxable year 2004. Although in the past we have operated our business and in the future we intend to operate our business so as to minimize the risk of being classified as a PFIC, there can be no assurance that we will not be a PFIC for the taxable year 2005 and/or later taxable years, as PFIC status is re-tested each year and depends on our assets and income in such year. For example, we would be a PFIC for the taxable year 2005 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liability over the taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering that exceeds the immediate capital needs of our active online business is substantial in comparison with the gross income from our business operations.

     If we were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain realized on the disposition or deemed disposition of your ADSs, regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADSs. Distributions in respect of your ADSs during a taxable year would generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

     To compute the tax on “excess” distributions or any gain, (1) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before we became a PFIC would be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above would be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “Dividends on ADSs” section above.

     If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs. However, we do not intend to generate, or share with you, information that you might need to properly complete IRS Form 8621. You should consult with your own tax adviser regarding reporting requirements with regard to your ADSs.

     If we were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs, provided our ADSs are “marketable”. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. Separately, if we were a PFIC in any year, you would be able to avoid the “excess” distribution rules by making a timely election to treat us as a so-called “Qualified Electing Fund” or “QEF.” You would then generally be required to include in gross income for any taxable year (1) as ordinary income, your pro rata share of our ordinary earnings for the taxable year, and (2) as long-term capital gain, your pro rata share of our net capital gain for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a “QEF” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs.

Non-U.S. Holders

     If you beneficially own ADSs and are not a U.S. Holder for U.S. federal income tax purposes (a “Non-U.S. Holder”), you generally will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to ADSs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ADSs, unless:

•	that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such gain is attributable to a permanent establishment that you maintain in the United States; or

•	you are a nonresident alien individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.

     If you are engaged in a U.S. trade or business, unless an applicable tax treaty provides otherwise, the income from your ADSs, including dividends and the gain from the disposition of ADSs, that is effectively connected with the conduct of that trade or business will generally be subject to the rules applicable to U.S. holders discussed above. In addition, if you are a corporation, you may be subject to an additional branch profits tax at a rate of 30% or any lower rate under an applicable tax treaty.

U.S. information reporting and backup withholding rules

     In general, dividend payments with respect to the ADSs and the proceeds received on the sale or other disposition of those ADSs may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provide that you furnish the required information to the IRS.

     HOLDERS OF OUR ADSS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF THE ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

F. DIVIDENDS AND PAYING AGENTS

Not applicable

G. STATEMENTS BY EXPERTS

Not applicable

H. DOCUMENTS ON DISPLAY

     We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-6, and a registration statement on Form 8-A, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This annual report summarizes material provisions of contracts and other documents that we refer you to. Since the annual report may not contain all the information that you may find important, you should review a full text of these documents.

     The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov. The information on that website is not a part of this annual report.

     We will furnish to The Bank of New York, as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

     We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I. SUBSIDIARY INFORMATION

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

     Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits, investments in fixed deposits with maturity over three months and PRC government and PRC corporate bonds. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may change, subject to market interest rate movement.

Inflation

     From 2001 to 2003, China did not experienced significant inflation, and thus inflation did not have a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 0.7%, (0.8)% and 1.2% in 2001, 2002 and 2003 respectively.

     However, following a 2.8% average change in the Consumer Price Index in China in the first quarter of 2004 and a 3.8% change in the month of April 2004, the PRC government announced measures to restrict lending and investment in China in order to reduce inflationary pressures in China’s economy. The change in the Consumer Price Index in China was 3.9% in 2004. The PRC government may introduce further measures intended to reduce the inflation rate in China. Any such measures adopted by the PRC government may not be successful in reducing or slowing the increase in China’s inflation rate. Sustained or increased inflation in China may have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business. See “Risk Factors”—“Risks Relating to the People’s Republic of China — Inflation in China could negatively affect our profitability and growth” in Item 3, “Key Information”.

Foreign Currency Risk

     Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. Conversely, an increase in the value of the Renminbi could increase our reported earnings in U.S. dollar terms without a fundamental change in our business or operating performance.

Item 12. Description of Securities Other Than Equity Securities

Not Applicable

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     Not applicable.

E. USE OF PROCEEDS

     The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-114177) (the “Registration Statement”) for our initial public offering of 13,854,487 American Depositary Shares (“ADSs”), each representing two of our Ordinary Shares, $0.01 par value, for an aggregate offering price of $152,399,357. Our Registration Statement was declared effective by the SEC on May 13, 2004 and was terminated after all of the registered securities were sold.

     We received net proceeds of approximately US$105.8 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

     None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

     Goldman Sachs (Asia) L.L.C., Bear Stearns & Co., Inc., CLSA/CIBC World Markets, The Hongkong and Shanghai Banking Corporation Limited and Piper Jaffray were the underwriters for our initial public offering.

     As of December 31, 2004, all of the net offering proceeds from our initial public offering in May 2004 had been applied.

Item 15. Evaluation of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

     As of the end of the period covered by this report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission’s rules and regulations, except as disclosed in the following paragraphs.

Internal Controls

     We are aware of the importance of maintaining controls and procedures and are working towards improving our controls and procedures. Beginning with the fiscal year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our annual report on Form 20-F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting.

     In connection with the required Section 404 evaluation described above, we are currently performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with such requirements by the effective date for compliance. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness will be a key area of focus for our Board of Directors, our Audit Committee and our senior management. This evaluation is expected to underlie the internal control report of management and auditor attestation requirements of Section 404.

     In the course of their audit, our independent auditors, PricewaterhouseCoopers Zhong Tian Certified Public Accountants Ltd. Co., or PricewaterhouseCoopers, have identified a number of reportable conditions, some of which constitute material weaknesses. A reportable condition is a matter that represents significant deficiencies in the design or operation of internal control that could adversely affect our ability to record, process, summarize and report financial data consistent with our management’s assertions in our financial statements; a material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud in amounts that would be material, in relation to the financial statements may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. These material weaknesses are addressed below, and we have identified areas of internal control that may need improvement. Specifically our auditors noted that we had material weaknesses or reportable conditions that would require us to: (1) enhance our internal control environment, including more clearly defining and updating our internal control procedures and policies, more clearly delineating personnel with access and authority over certain control functions, and adding additional personnel with relevant accounting and tax expertise, (2) further formalizing an enterprise risk management system, (3) further updating our internal audit process to reconcile PRC and U.S. accounting practices, and (4) further formalizing computer system and server access and control. Our auditors provided additional suggestions for the further enhancement of our internal accounting processes for our asset, revenue and payroll functions. The material weaknesses and significant deficiencies that we have discovered did not relate to fraud or require any material adjustments to our accounts.

     Following our receipt of this report, we consulted with our audit committee and undertook remedial measures to make these improvements as soon as practicable. Our board of directors and the audit committee have been advised of these issues. Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, we are in the process of conducting further evaluation of our internal control over financial reporting. We plan to design enhanced processes and controls to address these and any other issues that might be identified through our review. As we are still in the evaluation process, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future; should we discover such conditions, we will take action to correct them. We are committed to taking appropriate steps for remediation, as needed.

     In addition, we plan to take the following measures in order to address these material weaknesses and the potential deficiencies in our internal controls:

•	contract with or hire additional finance and accounting personnel with experience in the particular areas identified by us and our auditors, including accounting, and risk management professionals;

•	reinforce existing control over the reporting process of all consolidated entities, as well as develop additional control processes to enhance our internal controls in areas where we noted perceived deficiencies;

•	update our general computer system and server controls; and

•	require the review and approval by certain officers for transactions that have an impact on our financial position or consolidated results above specified levels.

     The foregoing measures are in addition to measures we have implemented during 2004 and previously, particularly in connection with our initial public offering and the requirements of the Sarbanes-Oxley Act of 2002. In particular, over the past year, we undertook a number of actions to strengthen our internal controls, including the formalization and adoption of accounting and management policies, including policies relating to our assets, revenues, tax, payroll and risk management systems, and the hiring and training of personnel as required to implement these policies and those which will be required for compliance with Section 404 upon its effectiveness.

Item 16.

A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Mr. W. Mark Evans qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.

     Our board of directors has determined that Mr. W. Mark Evans is independent as such term is defined by Rule 4200 of the NASD Marketplace Rules.

B. CODE OF ETHICS

     Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We have made our code of ethics and our code of conduct publicly available on our website.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors for the periods indicated. We did not pay any other fees to our principal external auditors during the periods indicated below.

	For the year ended
	December 31,
	2003	2004
	RMB	RMB	US$

	(in thousands)
Audit fees(1)	2,756.1	9,327.6	1,127.0
Audit-related fees(2)	69.9	1,858.1	224.5
Other fees(3)	517.9	703.5	85.0

(1)	Audit fees means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” involve principally limited reviews performed on our consolidated financial statements.

(3)	Other fees means the aggregate fees billed for (i) the issuance of an agreed-upon procedures report by our principal auditors to SB Asia Infrastructure Fund L.P., our strategic investor, as part of the due diligence work relating to that entity’s purchase of our preferred shares in March 2003 and (ii) compliance and other tax related service.

D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(c) Total Number of	(d) Maximum Number
				Ordinary Shares	of Ordinary Shares
				Purchased as Part	(or Dollar Value)
	(a) Total Number of		(b) Average Price	of a Publicly	That May Yet be
	Ordinary Shares		Paid per Ordinary	Announced Plan or	Purchased Under the
Period	Purchased		Share	Program	Plan or Program
October 1, 2004 – October 31, 2004	5,326,250	(1)	$14.08

(1)	On October 28, 2004, the Company purchased 5,326,250 Ordinary Shares from SB Asia Infrastructure Fund L.P. in a privately negotiated transaction. This was the only purchase of our equity securities made by or on behalf of the Company in 2004.

Item 17. Financial Statements

Not Applicable

Item 18. Financial Statements

     The consolidated financial statements for the Company and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit
Number	Description

1.1
Amended and Restated Memorandum and Articles of Association of Shanda Interactive Entertainment Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on May 7, 2004).

2.1
Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on May 7, 2004).

2.2
Specimen of American Depositary Receipts (incorporated by reference to Exhibit A to Exhibit 1 to our Registration Statement on Form F-6 POS (file no. 333-114759) filed with the Securities and Exchange Commission on June 9, 2004.

2.3
Form of Deposit Agreement (incorporated by reference to Exhibit 1 to our Post-Effective Amendment No. 1 to the Form F-6 (file no. 333-114759) filed with the Securities and Exchange Commission on June 9, 2004).

2.4
Registration Rights Agreement, dated October 20, 2004, between Shanda Interactive Entertainment Limited and the parties named herein (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

2.5
Indenture, dated October 20, 2004, between Shanda Interactive Entertainment Limited, and The Bank of New York, as Trustee, relating to the Company’s Zero Coupon Senior Convertible Notes due 2014 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

2.6
Shareholders Agreement of Shanda Interactive Entertainment Limited among Shanda Interactive Entertainment Limited, Shanghai Shanda Internet Development Co., Ltd., Shanda Media Limited, Shanda Investment International Limited, Tianqiao Chen, Danian Chen and SB Asia Infrastructure Fund L.P. dated December 19, 2003 (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

2.7
Sale and Purchase Agreement, among Shanda Interactive Entertainment Limited, Jong Hyun Lee, Il Wang Park, Byung Chan Park, Jin Ho Lee, Sang Jun Roh, Sung Gon Bae and Yong Sung Cho, dated November 29, 2004 in connection with the sale of shares of Actoz Soft Co., Ltd. to Shanda Interactive Entertainment Limited.

4.1
Employee Stock Option Plan and form of share option agreement (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.2
Share Purchase Agreement among Shanda Media Limited, Shanda Investment International Limited, SB Asia Infrastructure Fund L.P., Shanda Interactive Entertainment Limited and Shanda Holdings Limited dated December 19, 2003 (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

Exhibit
Number	Description

4.3
Purchase Option and Cooperation Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Tianqiao Chen and Danian Chen dated December 30, 2003 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.4
Share Pledge Agreement among Tianqiao Chen, Danian Chen and Shengqu Information Technology (Shanghai) Co., Ltd. dated December 30, 2003 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.5
Proxy from Tianqiao Chen to Haibin Qu dated December 30, 2003 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.6
Proxy from Danian Chen to Qunzhao Tan dated December 30, 2003 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.7
Asset Transfer Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated February 18, 2003 and its Amendment and Supplemental Agreements dated February 25, 2003, June 20, 2003 and December 18, 2003, respectively (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.8
Equipment Transfer Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated June 20, 2003 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.9
Amended and Restated Equipment Leasing Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated December 9, 2003 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.10
Amended and Restated Technical Support Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated December 9, 2003 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.11
Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd. , Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to the Shanda Xintianyou 1.0 software system dated December 28, 2004.

4.12	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd. , Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng

Exhibit
Number	Description

Networking Co., Ltd. with respect to the E-sales System 2.0 Software dated December 28, 2004.
4.13
Sample of Provincial General Distribution and City-level Distribution Agreement (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.14
Software Licensing Agreement among Shanghai Shanda Internet Development Co., Ltd., Shanghai Pudong New Area Imp. & Exp. Corp. and Actoz Soft Co., Ltd. dated June 29, 2001 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.15
Supplemental Agreement among Shanghai Shanda Networking Development Co., Ltd., Actoz Soft Co., Ltd. and Wemade Entertainment Co., Ltd. dated July 14, 2002 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.16
Pre-lease Contract between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Zhangjiang Micro-electronics Harbor Co., Ltd. dated August 29, 2003 for offices located at No. 1 (temporary) Building, No. 690 Bibo Road, Zhangjiang High-Tech Area, Shanghai, PRC (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.17
Articles of Association of Shengqu Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.18
Settlement Agreement between Shanghai Shanda Internet Development Co., Ltd. and Actoz Soft Co., Ltd. dated August 19, 2003 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.19
Amendment Agreement among Shanghai Shanda Internet Development Co., Ltd., Actoz Soft Co., Ltd, Shanghai Pudong Import & Export Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated August 19, 2003 (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.20
Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.21
Form of Employment Contract of Shengqu Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.22
Online Game Distribution and Service Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to The Age dated December 28, 2004.

Exhibit
Number	Description

4.23
Online Game Distribution and Service Agreement among Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co. Ltd. with respect to The Sign dated December 28, 2004.

4.24
Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Woool dated December 28, 2004.

4.25
Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to D.O. dated December 28, 2004.

4.26
Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Maple Story dated December 28, 2004.

4.27
Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Legend of Mir II dated December 28, 2004.

4.28
Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., Shanda Networking with respect to BNB dated December 28, 2004.

4.29
Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to GetAmped dated December 28, 2004.

4.30
Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd., and Hangzhou Bianfeng Networking Co., Ltd. with respect to Tactical Commanders dated December 28, 2004.

4.31	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd.

Exhibit
Number	Description

and Hangzhou Bianfeng Networking Co., Ltd. with respect to Fortress II dated December 28, 2004
4.32
Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Buzzer Beater dated December 28, 2004

4.33	Amendment to Billing Technology License Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology Co., Ltd., dated December 28, 2004.
4.34	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated December 28, 2004.
4.35	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated December 28, 2004.
4.36	Equipment Lease Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated December 28, 2004.
4.37	Equipment Lease Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated December 28, 2004.
4.38	Amendment to Strategic Consulting Service Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology Co., Ltd. dated December 28, 2004.
4.39
Technology Transfer Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengpin Networking, dated November 30, 2004 (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

4.40
Stock Purchase Agreement between Shanda Interactive Entertainment Limited and SB Asia Infrastructure Fund L.P. dated October 15, 2004 (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).
11.1	Code of Ethics
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1	Consent of IDC China.
15.2	Consent of Yao Liang Law Office.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
/s/ CHEN TIANQIAO
Name:	Chen Tianqiao
Title:	Chairman and Chief Executive Officer

Date: May 27, 2005

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
SHANDA INTERACTIVE ENTERTAINMENT LIMITED:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows expressed in Renminbi present fairly, in all material respects, the financial position of Shanda Interactive Entertainment Limited (the “Company”) and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years ended December 31, 2002, 2003 and 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the related Financial Statement Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and Financial Statement Schedule I are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and Financial Statement Schedule I based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian
PricewaterhouseCoopers Zhong Tian Certified Public Accountants Ltd. Co.
Shanghai, People’s Republic of China
April 28, 2005

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended December 31,
	Note	2002	2003	2004	2004
		RMB	RMB	RMB	US$
					(Note 2(3))
Net revenues:
Online MMORPGs game revenue		326,126,703	580,314,901	994,663,760	120,179,274
Online casual game revenue		—	8,312,973	214,513,007	25,918,324
Other revenues		93,802	11,352,574	89,548,104	10,819,562

Total net revenues		326,220,505	599,980,448	1,298,724,871	156,917,160

Cost of services		(122,080,747)	(233,701,419)	(471,183,798)	(56,930,321)

Gross profit		204,139,758	366,279,029	827,541,073	99,986,839

Operating expenses:
Product development		(4,981,960)	(28,751,036)	(70,828,847)	(8,557,826)
Sales and marketing		(10,827,784)	(43,750,356)	(91,082,941)	(11,005,007)
General and administrative		(25,705,807)	(65,548,246)	(130,654,948)	(15,786,256)
Share-based compensation*		—	(15,056,060)	(24,011,813)	(2,901,204)

Total operating expenses		(41,515,551)	(153,105,698)	(316,578,549)	(38,250,293)

Income from operations		162,624,207	213,173,331	510,962,524	61,736,546

Interest income		1,088,943	6,979,927	19,676,978	2,377,452
Amortization of convertible debt issuance cost	2(10)	—	—	(3,523,935)	(425,776)
Investment income	6	22,396	6,551,259	43,494,032	5,255,124
Other income (expense), net	10	(1,371,026)	61,151,579	83,655,918	10,107,644

Income before income tax expenses, equity in loss of affiliated companies, and minority interests		162,364,520	287,856,096	654,265,517	79,050,990

Income tax expenses	11	(23,076,990)	(18,646,877)	(38,940,924)	(4,704,999)
Equity in loss of affiliated companies	5	—	—	(4,180,283)	(505,079)
Minority interests		—	3,640,950	(1,661,422)	(200,740)

Net income		139,287,530	272,850,169	609,482,888	73,640,172

Accretion for Series A and Series A-1 Preferred Shares	18	—	(24,962,571)	—	—
Income attributable to Series A and Series A-1 Preferred Shareholders	18	—	(48,358,328)	(82,478,882)	(9,965,430)

Net income attributable to ordinary shareholders		139,287,530	199,529,270	527,004,006	63,674,742

Other comprehensive income:
Unrealized appreciation (depreciation) of marketable securities	2(5)	(168,500)	284,506	124,570,205	15,051,073

Comprehensive income		139,119,030	199,813,776	651,574,211	78,725,815

Earnings per share	18
Basic		1.39	2.14	4.32	0.52

Diluted		1.39	2.07	4.05	0.49

Earnings per ADS
Basic		2.78	4.28	8.64	1.04

Diluted		2.78	4.14	8.10	0.98

Weighted average ordinary shares outstanding	18
Basic		100,000,000	93,246,726	122,136,580	122,136,580

Diluted		100,000,000	96,325,957	130,167,656	130,167,656

Weighted average ADS outstanding
Basic		50,000,000	46,623,363	61,068,290	61,068,290

Diluted		50,000,000	48,162,979	65,083,828	65,083,828

* Share-based compensation was related to the associated operating expense categories as follows:
Product development		—	(4,206,797)	(6,899,138)	(833,582)
Sales and marketing		—	(386,231)	(633,421)	(76,532)
General and administrative		—	(10,463,032)	(16,479,254)	(1,991,090)

		—	(15,056,060)	(24,011,813)	(2,901,204)

Share-based compensation expense included in cost of services		—	(3,102,922)	(4,816,015)	(581,890)

		—	(18,158,982)	(28,827,828)	(3,483,094)

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,	December 31,
	Note	2003	2004	2004
		RMB	RMB	US$
				(Note 2(3))

ASSETS
Current assets:
Cash and cash equivalents		598,922,445	3,123,971,173	377,450,755
Marketable securities	2(5),6	10,125,881	532,089,170	64,289,152
Accounts receivable		6,199,809	39,307,718	4,749,316
Inventories		—	6,039,188	729,679
Loan and interest receivable	9	57,622,083	—	—
Due from related parties	17	2,864,691	1,514,798	183,024
Deferred licensing fees and related costs		53,142,219	48,716,255	5,886,094
Prepayments and other current assets		12,140,984	27,621,265	3,337,312
Deferred tax assets	11	22,087,657	29,631,926	3,580,248

Total current assets		763,105,769	3,808,891,493	460,205,580

Investment in affiliated companies	5	—	37,044,588	4,475,876
Property, equipment and software	7	106,871,592	159,169,680	19,231,521
Intangible assets	8	40,720,030	89,933,884	10,866,173
Goodwill	4	12,476,354	133,958,922	16,185,455
Long-term deposits		2,348,940	2,363,404	285,556
Other long-term assets	2(10)	3,455,125	50,673,309	6,122,553

Total assets		928,977,810	4,282,035,280	517,372,714

LIABILITIES
Current liabilities:
Accounts payable		20,933,576	47,342,259	5,720,082
Licensing fees payable		47,051,445	70,365,105	8,501,795
Taxes payable		12,636,980	40,197,333	4,856,803
Deferred revenue		197,480,443	247,281,633	29,877,561
Due to related parties	17	—	1,757,572	212,357
Other payables and accruals		25,558,728	91,267,534	11,027,310

Total current liabilities		303,661,172	498,211,436	60,195,908

Convertible debt	20	—	2,276,175,000	275,016,613

Total liabilities		303,661,172	2,774,386,436	335,212,521

Minority interests		2,715,485	6,878,858	831,131
Commitments and contingencies	21	—	—	—

Shareholders’ equity
Ordinary shares (US$0.01 par value, 186,000,000 shares authorized, 89,728,818 issued and outstanding as of December 31, 2003; and 139,960,328 issued and outstanding as of December 31, 2004)	13	7,426,853	11,584,515	1,399,688
Series A and Series A-1 Convertible Preferred Shares	12	2,488,074	—	—
Additional paid-in capital		425,560,660	1,300,453,557	157,126,026
Statutory reserves	2(22)	27,312,573	40,025,479	4,836,039
Deferred share-based compensation		(51,571,508)	(20,623,032)	(2,491,758)
Accumulated other comprehensive gain		116,006	124,686,211	15,065,089
Retained earnings		211,268,495	44,643,256	5,393,978

Total shareholders’ equity		622,601,153	1,500,769,986	181,329,062

Total liabilities and shareholders’ equity		928,977,810	4,282,035,280	517,372,714

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Series A and Series A-1
				Ordinary shares		Convertible Preferred Shares						Accumulated
	Group equity			(US$0.01 par value)		(US$0.01 par value)			Additional		Deferred	other		Total
	Shanda			Number of	Par	Number of	Par	Subscription	paid-in	Statutory	share-based	Comprehensive	Retained	shareholders’
	Networking	Heng Kang	Total	shares	Value	shares	value	receivables	capital	reserves	compensation	gain (loss)	earnings	Equity
	RMB	RMB	RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2002	1,500,000	500,000	2,000,000	—	—	—	—	—	—	750,000	—	—	4,197,245	6,947,245
Issuance of ordinary shares	—	—	—	5,000,000	414,000	—	—	(414,000)	—	—	—	—	—	—
Unrealized net depreciation of marketable securities	—	—	—	—	—	—	—	—	—	—	—	(168,500)	—	(168,500)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	139,287,530	139,287,530
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	4,620,585	—	—	(4,620,585)	—

Balance as of December 31, 2002	1,500,000	500,000	2,000,000	5,000,000	414,000	—	—	(414,000)	—	5,370,585	—	(168,500)	138,864,190	146,066,275

Issuance of additional ordinary shares	—	—	—	95,000,000	7,863,000	—	—	(7,863,000)	—	—	—	—	—	—
Transfer group equity to additional paid-in capital upon the Reorganization	(1,500,000)	—	(1,500,000)	—	—	—	—	—	1,500,000	—	—	—	—	—
Increase in group equity (Note 13)	—	—	—	—	—	—	—	—	8,500,000	—	—	—	(10,625,000)	(2,125,000)
Deemed dividend upon issuance of Series A-1 Preferred Shares	—	—	—	(4,947,230)	(409,483)	—	—	—	—	—	—	—	(24,421,517)	(24,831,000)
Deemed dividend upon issuance of Series A Preferred Shares	—	—	—	(5,323,952)	(440,664)	—	—	—	—	—	—	—	(57,498,336)	(57,939,000)
Accretion for Series A and Series A-1 Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	(24,962,571)	(24,962,571)
Reclassification upon removal of redemption rights of Series A and Series A-1 Preferred Shares	—	—	—	—	—	30,060,100	2,488,074	—	345,830,170	—	—	—	—	348,318,244

Dividends to ordinary shareholders	—	—	—	—	—	—	—	8,277,000	—	—	—		(8,277,000)	—
Deemed capital distribution to shareholders of Heng Kang (Note 1)	—	(500,000)	(500,000)	—	—	—	—	—	—	(250,000)	—	—	(52,469,452)	(53,219,452)
Deferred share-based compensation relating to issuance of share option	—	—	—	—	—	—	—	—	69,730,490	—	(69,730,490)	—	—	—
Amortization of deferred share-based compensation	—	—	—	—	—	—	—	—	—	—	18,158,982	—	—	18,158,982
Unrealized net appreciation of marketable securities	—	—	—	—	—	—	—	—	—	—	—	284,506	—	284,506
Net income	—	—	—	—	—	—	—	—	—	—	—	—	272,850,169	272,850,169
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	22,191,988	—	—	(22,191,988)	—

Balance as of December 31, 2003	—	—	—	89,728,818	7,426,853	30,060,100	2,488,074	—	425,560,660	27,312,573	(51,571,508)	116,006	211,268,495	622,601,153

Issuance of common share upon IPO (Note 13)	—	—	—	21,381,586	1,769,754	—	—	—	873,737,944	—	—	—	—	875,507,698
Exercise of share option (Note 15)	—	—	—	4,116,074	340,687	—	—	—	52,296,796	—	—	—	—	52,637,483
Conversion of Series A and A-1 Preferred Shares upon completion of the IPO	—	—	—	30,060,100	2,488,074	(30,060,100)	(2,488,074)	—	—	—	—	—	—	—
Repurchase of share (Note 14)	—	—	—	(5,326,250)	(440,853)	—	—	—	(49,021,195)	—	—	—	(571,312,952)	(620,775,000)
Dividends to ordinary shareholders	—	—	—	—	—	—	—	—	—	—	—	—	(143,869,619)	(143,869,619)
Dividends to preferred shareholders	—	—	—	—	—	—	—	—	—	—	—	—	(48,212,650)	(48,212,650)
Forfeited share option (Note 15)	—	—	—	—	—	—	—	—	(2,120,648)	—	2,120,648	—	—	—
Amortization of deferred share-based compensation	—	—	—	—	—	—	—	—	—	—	28,827,828	—	—	28,827,828
Unrealized net appreciation of marketable securities	—	—	—	—	—	—	—	—	—	—	—	124,570,205	—	124,570,205
Net income	—	—	—	—	—	—	—	—	—	—	—	—	609,482,888	609,482,888
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	12,712,906	—	—	(12,712,906)	—

Balance as of December 31, 2004	—	—	—	139,960,328	11,584,515	—	—	—	1,300,453,557	40,025,479	(20,623,032)	124,686,211	44,643,256	1,500,769,986

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
				(Note 2(3))
Cash flows from operating activities:
Net income	139,287,530	272,850,169	609,482,888	73,640,172
Adjustments for:
Share-based compensation costs	—	18,158,982	28,827,828	3,483,094
Depreciation and amortization of property, equipment and software	4,257,174	19,363,189	40,167,983	4,853,258
Amortization of intangible assets	2,028,233	11,672,308	41,734,806	5,042,567
Loss from disposal of fixed assets	—	—	803,217	97,048
Investment income	(22,396)	(6,551,259)	(43,494,032)	(5,255,124)
Interest income on loan receivable	—	(1,752,083)	(730,678)	(88,283)
Amortization of convertible debt issuance cost	—	—	3,523,935	425,776
Other income	—	—	(1,222,699)	(147,731)
Deferred tax assets	(14,391,887)	(7,049,837)	(7,544,269)	(911,529)
Equity in loss of affiliated companies	—	—	4,180,283	505,079
Minority interests	—	(3,640,950)	1,661,422	200,740
Changes in:
Accounts receivable	—	(6,199,809)	(31,530,428)	(3,809,633)
Inventories	—	—	(6,039,188)	(729,679)
Due from related parties	(250,000)	(2,114,691)	1,349,893	163,099
Deferred licensing fees and related costs	(32,453,014)	(19,920,207)	4,425,964	534,763
Prepayments and other current assets	(5,339,782)	(7,075,010)	(3,387,526)	(409,295)
Upfront licensing fee paid	(12,019,981)	(38,061,203)	(11,587,800)	(1,400,000)
Other long-term deposits	(323,874)	(2,025,066)	(14,464)	(1,748)
Accounts payable	8,432,528	13,067,772	10,802,808	1,305,239
Licensing fees payable	72,557,338	(26,881,371)	23,313,660	2,816,850
Taxes payable	49,104,674	(37,453,196)	26,817,958	3,240,253
Deferred revenue	108,633,873	86,272,373	49,801,190	6,017,180
Due to related parties	—	—	1,757,572	212,357
Other payables and accruals	9,638,637	15,695,509	64,230,449	7,760,581

Net cash provided by operating activities	329,139,053	278,355,620	807,330,772	97,545,034

Cash flows from investing activities:
(Increase) decrease of short-term investments	(120,000,000)	120,000,000	—	—
Purchase of marketable securities	(5,000,000)	(1,829,473,857)	(551,415,902)	(66,624,328)
Proceeds from disposal of marketable securities	22,396	1,829,431,841	196,221,753	23,708,301
Proceeds from income of other investment	—	—	2,130,935	257,468
(Increase) decrease in loan receivable	—	(55,870,000)	58,352,761	7,050,415
Purchase of property, equipment and software	(33,669,587)	(76,876,035)	(87,321,304)	(10,550,511)
Proceeds from disposal of fixed assets	—	—	269,095	32,513
Purchase of intangible assets	—	(1,327,199)	(10,082,960)	(1,218,264)
Net cash paid for purchase of subsidiaries and VIE subsidiaries	(1,242,980)	(5,538,055)	(182,444,474)	(22,043,717)
Proceeds from disposal of a VIE subsidiary	—	1,593,000	—	—
Investment in affiliated companies	—	—	(41,384,900)	(5,000,290)
Investment in other company	—	(3,455,125)	—	—

Net cash provided by (used in) investing activities	(159,890,171)	(21,515,430)	(615,674,996)	(74,388,413)

Cash flows from financing activities:
Proceeds from issuance of common stock upon IPO, net of IPO issuance costs	—	—	875,507,698	105,782,359
Proceeds from issuance of common stock under stock option plan	—	—	41,587,542	5,024,775
Proceeds from issuance of convertible debt, net of issuance cost	—	—	2,225,430,331	268,885,438
Repurchase of stock	—	—	(620,775,000)	(75,004,531)
Cash injection in VIE subsidiaries by minority shareholders	—	6,356,435	3,724,650	450,027
Proceeds from issuance of Series A and Series A-1 Convertible Preferred Shares, net of issuance costs of RMB7,724,490	—	240,585,510	—	—
Dividends to ordinary shareholders	—	(2,125,000)	(143,869,619)	(17,382,906)
Dividends to preferred shareholders	—	—	(48,212,650)	(5,825,246)
Deemed capital distribution to the founders of Heng Kang	—	(24,831,000)	—	—
Deemed capital distribution from deconsolidation of Heng Kang	—	(54,943,653)	—	—

Net cash provided by financing activities	—	165,042,292	2,333,392,952	281,929,916

Net increase in cash and cash equivalents	169,248,882	421,882,482	2,525,048,728	305,086,537
Cash, beginning of year	7,791,081	177,039,963	598,922,445	72,364,218

Cash, end of year	177,039,963	598,922,445	3,123,971,173	377,450,755

Supplemental disclosure of cash flow information:
Cash paid during the year for income tax	4,626,576	55,238,262	33,121,613	4,001,886

Supplemental disclosure of investing activities:
Cash paid for purchase of subsidiaries	1,242,980	13,720,000	198,580,000	23,993,276
Cash acquired	—	(8,181,945)	(16,135,526)	(1,949,559)

Cash paid for business acquisition, net	1,242,980	5,538,055	182,444,474	22,043,717

Supplemental disclosure of non-cash investing and financing activities:
Accrual related to purchase of property, equipment, and software	2,755,081	14,828,993	20,469,415	2,473,197
Accounts payable assumed by founders of Heng Kang upon deconsolidation	—	26,555,201	—	—
Conversion of Series A and A-1 Preferred Shares to ordinary shares	—	—	2,488,074	300,619
Dividends distributed for settlement of subscription receivables (Note 13)	—	8,277,000	—	—
Dividends distributed for reinvestment in Shanda Networking (Note 13)	—	8,500,000	—	—

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(AMOUNTS EXPRESSED IN Renminbi (RMB) UNLESS OTHERWISE STATED)

1. ORGANIZATION AND NATURE OF OPERATIONS

     The accompanying consolidated financial statements include the financial statements of Shanda Interactive Entertainment Limited (the “Company” or “Shanda Interactive”), its subsidiaries, which include Shanda Holdings Limited (the “Shanda BVI”) and Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”) and certain variable interest entities (“VIEs” or “VIE subsidiaries”), which include Shanghai Shanda Networking Co., Ltd. (“Shanda Networking”) and its subsidiaries. The Company, its subsidiaries and the VIE subsidiaries are collectively referred to as the “Group”.

     Shanda BVI, formerly known as Spirit High Ventures Ltd., was incorporated in British Virgin Islands as a limited liability company on July 2, 2002. Shengqu and Shanda Networking were incorporated in the PRC on January 21, 2003 and December 29, 1999, respectively. Shanda Interactive was incorporated in Cayman Islands on November 17, 2003 and became the holding company of the Group through a share purchase agreement in December 2003.

     The Group is principally engaged in the development and operation of online games and related businesses in the People’s Republic of China (the “PRC”). The Group develops and operates online games through Shengqu and Shanda Networking.

     Shanda Networking was the predecessor of the Group and operated substantially all of the businesses of the Group prior to March 2003. It is wholly owned by Tianqiao Chen and Danian Chen, the Company’s Chief Executive Officer and Senior Vice President, respectively, who are PRC citizens. Tianqiao Chen and Danian Chen, together with Qianqian Luo, a director of the Company and spouse of Tianqiao Chen, also own all of the shares of Skyline Media Limited, the Company’s controlling shareholder.

     In March 2003, the Group undertook a restructuring and reorganization (the “Reorganization”) immediately prior to the issuance of Series A and A-1 Preferred Shares (Note 12) to a foreign investor. The Reorganization was necessary to comply with PRC law and regulations that limit foreign ownership of companies that provide Internet content services, which includes operating online games.

     As part of the Reorganization, Shanda BVI established Shengqu, a wholly foreign owned enterprise, and Shengqu entered into a series of agreements with Shanda Networking. Pursuant to these agreements, Shanda Networking transferred substantially all of its operating assets to Shengqu, except for certain assets that an online game operator must own to qualify to be an Internet content provision license holder, and Shengqu provides services, software licenses and equipment to Shanda Networking in exchange for fees. As a result of these agreements, the Company is considered the primary beneficiary of Shanda Networking (Note 2(2)) and accordingly Shanda Networking’s results are consolidated in the financial statements of the Company.

     Following the Reorganization, Shanda Networking acquired substantially all of the business and operations of Shanghai Heng Kang Networking Co., Ltd. (“Heng Kang”), a related company owned by immediate family members of Tianqiao Chen and Danian Chen. The principal business of Heng Kang was the distribution of pre-paid cards for Shanda Networking’s online game business. The acquisition was a transaction among a common control group and the accompanying consolidated financial statements have been prepared as if the Group had acquired Heng Kang on August 21, 2000, the date of Heng Kang’s incorporation. The cash consideration paid of RMB24,831,000 and the carrying value of net assets not acquired as part of the acquisition of RMB28,388,452, mainly comprising of cash and accounts payable, have been recognized as a deemed capital distribution.

     In December 2003, Shanda Interactive entered into a share purchase agreement with Shanda BVI and the preferred and ordinary shareholders of Shanda BVI (the “Share Swap”), pursuant to which Shanda Interactive purchased all of the preferred and ordinary shares of Shanda BVI. As consideration for the purchase, Shanda Interactive issued the same number of preferred and ordinary shares to the selling preferred and ordinary shareholders of Shanda BVI. The rights of the preferred and ordinary shares issued by Shanda Interactive are the same as those originally issued by Shanda BVI. As the Reorganization and the Share Swap were among common shareholders, the accompanying consolidated financial statements have been prepared as if the Group had been in operation since the incorporation of Shanda Networking, which was the predecessor of the Group. Prior to the Reorganization, Shanda BVI was an investment holding company with no other operations.

     In May 2004, Shanda Interactive completed an initial public offering of American Depository Shares (ADSs). ADSs of the Company are traded from May 13, 2004 on NASDAQ National Market under the symbol “SNDA” in the United States.

     In October 2004, pursuant to a repurchase agreement between the Company and SB Asia Infrastructure Fund L.P., or SAIF, the Company used US$75.0 million, equivalent to RMB620.7 million, to purchase 5,326,250 ordinary shares (which was equal to 2,663,125 ADSs) from SAIF. After the repurchase, those shares were retired (Note 14).

2. PRINCIPAL ACCOUNTING POLICIES

(1) Basis of presentation

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

(2) Consolidation

     The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation. Investments in equity securities which the Company can exercise significant influence are accounted for by the equity method of accounting.

     The Group has adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

     To comply with PRC laws and regulations that restrict foreign ownership of companies that operate online games, the Company operates its online games through Shanda Networking. Shanda Networking, a variable interest entity which is wholly owned by Tianqiao Chen and Danian Chen, holds the license and approvals to operate online games in the PRC. Upon the Reorganization and completion of the Share Swap, a series of agreements was entered into among Shengqu, Shanda Networking and Shanda Networking’s equity owners, which provide Shengqu the substantial ability to control Shanda Networking, including its economic interests as set forth below.

     Pursuant to the contractual arrangements with Shanda Networking, Shengqu provides services, software licenses and equipment to Shanda Networking in exchange for fees, determined according to certain agreed formulas. During the year ended December 31, 2003 and 2004, the total amount of such fees was approximately RMB301.2 million and RMB646.1 million, which represented the substantial majority of Shanda Networking’s operating profits. Shengqu has also undertaken to provide financial support to Shanda Networking to the extent necessary for its operations. The principal services, software license and equipment lease agreements that Shengqu has entered into with Shanda Networking are:

•	equipment lease agreement, pursuant to which Shanda Networking leases a substantial majority of its operating assets from Shengqu;

•	technical support agreement, pursuant to which Shengqu provides technical support for Shanda Networking’s operations;

•	technology licensing agreement, pursuant to which Shengqu licenses certain billing technology to Shanda Networking;

•	software license agreements, pursuant to which Shengqu licenses certain software to Shanda Networking; and

•	strategic consulting agreement, pursuant to which Shengqu provides strategic consulting services to Shanda Networking.

     In addition, Shengqu has entered into agreements with Shanda Networking and its equity owners with respect to certain shareholder rights and corporate governance matters that provide Shengqu with the substantial ability to control Shanda Networking. Pursuant to these contractual arrangements:

•	the equity owners of Shanda Networking have granted an irrevocable proxy to individuals designated by Shengqu to exercise the right to appoint directors, general manager and other senior management of Shanda Networking;

•	Shanda Networking will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without the prior written consent of Shengqu;

•	Shanda Networking will not distribute any dividend;

•	Shengqu may purchase the entire equity interest in, or all the assets of, Shanda Networking for a purchase price equal to the lower of RMB10 million or the lowest price permitted under PRC law when and if such purchase is permitted by PRC law or the current equity owners of Shanda Networking cease to be directors or employees of Shanda Networking or desire to transfer their interest in Shanda Networking to a third party;

•	the equity owners of Shanda Networking have pledged their equity interest in Shanda Networking to Shengqu to secure the payment obligations of Shanda Networking under all of the agreements between Shanda Networking and Shengqu; and

•	the equity owners of Shanda Networking will not transfer, sell, pledge or dispose of their equity interest in Shanda Networking without the prior written consent of Shengqu.

     While the substance of the agreements entered into in connection with the Reorganization remains unchanged, management of the Company periodically assessed and revised pricing arrangement of these agreements.

     As a result of these agreements, the Company is considered the primary beneficiary of Shanda Networking and accordingly Shanda Networking’s results are consolidated in the Company’s financial statements immediately following the Reorganization.

(3) Foreign currency translation

     The Group’s functional currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income. The exchange differences for translation of group companies’ balances where RMB is not their functional currency are included in cumulative translation adjustments, which is a separate component of shareholders’ equity on the consolidated financial statements.

     Translations of amounts from RMB into United States dollars (“US$” or “U.S. dollars”) are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.2765, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2004. This convenient translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2004, or at any other rate.

(4) Cash and cash equivalents

     Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities of three months or less.

     Cash and cash equivalents as of December 31, 2004 include cash balances held by the Company’s VIE subsidiaries of approximately RMB535,778,000. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 22). However, these cash balances can be utilized by the Company for its normal operations pursuant to various agreements which enable the Company to substantially control these VIE subsidiaries as described in Note 2(2) for its normal operations.

     Included in the cash and cash equivalents are cash balances denominated in U.S. dollars of approximately US$25,473,000 and US$281,006,000 (equivalent to approximately RMB210,829,000 and RMB2,325,898,000) as of December 31, 2003 and 2004, respectively.

(5) Marketable securities

     Marketable securities primarily consist of available-for-sale marketable equity securities, marketable corporate bonds, or mutual funds. Marketable securities are classified as short-term based on their liquid nature and because such securities are available for current operations. Marketable securities are carried at fair market value with unrealized appreciation (depreciation) reported as a component of accumulated other comprehensive gain (loss) in shareholders’ equity. The specific identification method is used to determine the cost of securities. Realized gains and losses are reflected as investment income.

     During the year ended December 31, 2002, 2003 and 2004, the Company recorded unrealized (losses)/gains on its marketable securities of approximately RMB(0.2) million, RMB0.3 million and RMB124.6 million as a component of comprehensive income.

(6) Inventories

     Inventories are valued at the lower of cost or market value. The value of inventories is determined using the weighted average method. The Group provides estimated inventory allowance for excess, slowing moving and obsolete inventory as well as inventory whose carrying value is in excess of net realized value.

(7) Property, equipment and software

     Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Computer equipment	5 years
Software	3 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Furniture and fixtures	5 years
Motor vehicles	5 years

(8) Intangible assets

Online game product development costs

     The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No.86”). Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in online game environment in the PRC market. Since the inception of the Group, the amount of online game development costs qualifying for capitalization was approximately RMB1,292,000 is being amortized over the estimated life of the online game.

Website and internally used software development costs

     The Group recognizes website and internally used software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been immaterial and as a result all website and internally used software development costs have been expensed as incurred.

Upfront licensing fees

     Upfront licensing fees paid to third party licensors are capitalized and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which is usually 2 to 3 years.

Copyrights

     Copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the shorter of the useful economic life of these copyrights or stipulated period in the contract, which is usually 2 to 5 years.

Software technology, game engine and non-compete agreements acquired through business combinations

     An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by SFAS No. 141 “Business Combinations” (“SFAS No. 141”). Software technology, game engine and non-compete agreements arising from the acquisitions of subsidiaries and VIEs are initially recognized and measured at estimated fair value upon acquisition. Software technology and trademark are being amortized on a straight-line basis over economic life of three to five years estimated by the Company and non-compete agreements are being amortized on a straight-line basis of the non-compete terms.

     No impairment of intangible assets was recognized for any of the years presented.

(9) Goodwill

     Goodwill is measured as the excess of the purchase price over the fair value assigned to the individual assets acquired and liabilities assumed. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in SFAS No. 141 should be recognized as goodwill.

     In accordance with SFAS No.142, no amortization is recorded for goodwill. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In October of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

(10) Other long-term assets

     Other long-term assets mainly include the issuance costs, amounting to RMB50.7 million, of the Company’s Zero Coupon Senior Convertible Notes due 2014 (“Convertible Notes”). The issuance costs of its Convertible Notes is deferred and being amortized on a straight-line basis over a period of three years from the date of issuance, which is October 15, 2004, to the first date when the Company may be required to repurchase all or any portion of their principal amount. The amortization expense for the year ended December 31, 2004 was RMB 3.5 million.

(11) Impairment of long-lived assets and intangible assets

     Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. The Company recognizes impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. No impairment of long-lived assets and intangible assets was recognized for any of the years presented.

(12) Financial instruments

     Financial instruments of the Company primarily comprise of cash and cash equivalents, marketable securities, accounts receivable, other receivables, loan receivable, amount due from/to related parties, accounts payable and other payables. As of December 31, 2003 and 2004, their carrying values approximated their fair values.

(13) Revenue recognition

     Online game revenue

     For Massively Multiplayer Online Role-Playing Games (“MMORPGs”), the Group receives subscription fees from distributors for the sale of time units, which allow end users to access its online game products. The distribution of time units to the end users typically is made by sales of pre-paid cards, in physical or virtual form. The pre-paid cards entitle the end users to access the Group’s online game products for a specified period of time in accordance with the Group’s published expiration policy. All subscription fees are deferred when received and revenue is recognized based upon the actual usage of time units by the end users, or when the end users are no longer entitled to access the online game products in accordance with the Group’s published expiration policy.

     For casual online games, which are typically less complex and have shorter play duration than MMPORPGs, the Group receives subscription fee from distributors for the sales of points, which allow end users to purchase premium features. Casual games can be accessed and played by end users free of charge and without the purchase of premium features. The distribution of points to the end users typically is made by sales of pre-paid cards, in physical or virtual form. The corresponding revenue is recognized over the life of the premium features or as the premium features is consumed.

     Other Revenues

     Other revenues principally comprise of advertising revenues, Mobile valued-added services revenue, and revenues from sale of its online game auxiliary products.

     Advertising revenues are derived principally from online advertising arrangements, sponsorship arrangements, or a combination of both. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over particular period of time. Advertising revenues from online advertising arrangements are recognized ratably over the displayed period of the contract when the collectibility is reasonably assured. Revenue from advertisement was minimal and reported as other revenues for all periods presented.

     Mobile value-added services revenue are derived from providing mobile phone users with services for recharging value of their pre-paid cards and subscribing other game related content via short messaging services, or SMS. Revenues from SMS are charged based on usage and recognized in the period in which the service is performed, provided that collection of the receivables is reasonably assured, the amounts can be accurately estimated, and there are no future service obligations by the Company.

     The Group sells its auxiliary products to customers, mainly including game content related products such as toys and books and password protection tools. Revenues derived from the sale of auxiliary products are recognized when such products are delivered to the customer and the earnings process is complete.

     The Group’s subsidiaries and its VIE subsidiaries are subject to business tax and related surcharges and value added tax on the revenues earned for services provided and products sold in the PRC. The applicable rates of business tax and value added tax are 5% and 17% respectively. In the accompanying statements of operations and comprehensive income, business tax and related surcharges for revenues earned from the sale of time units, points, advertisement and SMS are deducted from gross receipts to arrive at net revenues.

(14) Deferred revenue

     Deferred revenue represents subscription fees received from customers that cover online game services to be rendered in the future. Deferred revenue is stated at the amount of subscription fees received less the amount previously recognized as revenue upon the rendering of online game services or expiration of the time units in accordance with the Group’s published expiration policy.

(15) Deferred licensing fees and related costs

     Upon the receipt of subscription fees from the distributors, the Group is obligated to pay on-going licensing fees and other costs related to such subscription fees, including business tax and related surcharges. As subscription fees are deferred (Note 2(14)), the related on-going licensing fees and costs are also deferred. The deferred licensing fees and related costs are recognized in the statements of operations and comprehensive income in the period in which the related online game subscription fees are recognized as revenue.

(16) Cost of services

     Cost of services consist primarily of online game licensing fees, depreciation, maintenance and rental of computer equipment and software, amortization of upfront licensing fees, manufacturing costs for pre-paid cards and other overhead expenses directly attributable to the provision of online game services.

(17) Product development

     Product development costs consist primarily of payroll, depreciation expense and other overhead expenses incurred by the Group to develop, maintain, monitor and manage the Group’s online game products, software and websites.

(18) Sales and marketing

     Sales and marketing costs consist primarily of advertising and market promotion expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses amounted to approximately RMB7,772,000, RMB13,147,000 and RMB16,015,000 during the years ended December 31, 2002, 2003 and 2004, respectively.

(19) Share-based compensation

     The Company accounts for share-based compensation plans under the intrinsic-value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), as interpreted, with pro forma disclosures of net income attributable to ordinary shareholders and earnings per share, as if the fair value method of accounting defined in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company’s ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Compensation cost, if any, is recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options.

     SFAS No. 123 establishes a fair value based method of accounting for share-based compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the fair value or minimum value, as applicable, of the award and is recognized over the service period, which is usually the vesting period. Had the Company determined the share-based compensation expense for the Company’s share options based upon the minimum value/fair value at the grant date for share options awards in 2003 and 2004, consistent with the provisions of SFAS 123, the Company’s net income attributable to ordinary shareholders and earnings per share would have been reduced to the pro forma amounts indicated below.

	2003	2004
	RMB	RMB

Net income attributable to ordinary shareholders as reported	199,529,270	527,004,006
Add: share-based compensation expense under APB No. 25	18,158,928	28,827,828
Less: share-based compensation expense under SFAS No. 123	(27,315,276)	(67,612,681)
Add: allocation to participating shareholders	1,847,982	3,184,018

Pro forma net income attributable to ordinary shareholders	192,220,904	491,403,171

Basic earnings per share
As reported	2.14	4.32

Pro forma	2.06	4.02

Basic earnings per ADS
As reported	4.28	8.64

Pro forma	4.12	8.04

Diluted earnings per share
As reported	2.07	4.05

Pro forma	2.00	3.78

Diluted earnings per ADS
As reported	4.14	8.10

Pro forma	4.00	7.56

     The effects of applying SFAS No. 123 methodologies in this pro forma disclosure are not indicative of future earnings or earnings per share. Additional share option awards in future years are expected.

     Prior to January 1, 2004, the Company was considered a non-public company and calculated the minimum value of share options on the date of grant as (i) the estimated fair value of the shares reduced to exclude the present value of any expected dividends during the term of the option minus (ii) the present value of the exercise price using the following assumptions; Subsequent to January 1, 2004, the Company calculated the fair value of each option granted on the date of grant using the Black-Scholes pricing method based on the following assumptions:

	For the year ended	For the year ended
	December 31, 2003	December 31, 2004

Risk-free interest rate	2.65%	2.8%-4.0%
Term of share option/Expected life (in years)	10 years	5 years
Expected dividend yield	0%	0%
Volatility	NA	58%-71%
Minimum value/fair value per option at grant date *	RMB2.91-RMB48.28	RMB23.66-RMB49.26

* Minimum value of share options granted on March 31, 2003 and December 18, 2003 were RMB2.91 (US$0.35) and RMB48.28 (US$5.83) per option, respectively.

* Fair value of share options granted in 2004 was summarized as follows:

Granted date	Fair value
	RMB	US$
February 12, 2004	23.66	2.86
February 27, 2004	23.95	2.89
March 15, 2004	24.36	2.94
April 1, 2004	24.82	3.00
May 12, 2004	26.68	3.22
July 26, 2004	38.24	4.62
August 17, 2004	49.26	5.95

(20) Leases

     Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the statements of operations and comprehensive income on a straight-line basis over the lease periods or based on certain formulas, as specified in the lease agreements, with reference to the actual number of users of the leased assets, as appropriate.

(21) Taxation

     Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

(22) Statutory reserves

     Shengqu and the Group’s VIE subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”) to statutory reserve fund and statutory welfare fund. The statutory reserve fund can be used to increase the registered capital and eliminate future losses of the Company, it cannot be distributed to shareholders except in the event of a solvent liquidation of the company. The statutory welfare fund can only be used for the collective benefits and facilities of the employees. The Group’s VIE subsidiaries are required to make an appropriations of retained earnings equal to, at least, 10% and 5%, of the PRC GAAP after-tax profit, to the statutory reserve fund and the statutory welfare fund, respectively. Shenqu is required to make appropriation of retained earnings equal to at least 10% of the PRC GAAP after-tax profit to the statutory reserve fund. Once the level of these funds reaches 50% of the registered capital of the respective company, further appropriations are discretionary.

Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the year ended December 2002, 2003 and 2004, the Group made total appropriations to these statutory reserves of approximately RMB4,621,000, RMB22,192,000 and RMB12,713,000, respectively.

     There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so.

(23) Dividends

     Dividends are recognized when declared.

     On March 5, 2004, a cash dividend of US$23 million (equivalent to RMB192 million) was declared by the Company to its holders of ordinary shares and preferred shares in proportion to their respective share ownership, on an as-converted basis, which is approximately 74.9% and 25.1%, respectively.

     Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries and affiliates only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations (see Note 2(22)).

(24) Earnings per share

     In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A and Series A-1 Convertible Redeemable Preferred Shares (Note 12) are participating securities. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Convertible Redeemable Preferred Shares and Convertible Debt (using the as-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury share method).

     Earnings per share has been computed as if the current corporate structure, after the Reorganization and Share Swap (Note 1), the 1:100 share split (Note 13) and the share issuance for nominal value (Note 13), had occurred at the beginning of the relevant periods.

(25) Segment reporting

     The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

(26) Reclassifications

     Certain reclassifications have been made to all years presented in the consolidated financial statements to conform to the current year presentation.

3. Recent accounting pronouncements

     In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-06”). EITF No. 03-06 provides guidance regarding the computation of earnings per share by companies that have issued securities other than common shares that entitle the holder to participate in dividends and earnings of the company. In addition, EITF No. 03-06 provides further guidance on what constitutes a participating security and requires the application of the two-class method in determining earnings per share. EITF No. 03-06 is effective for the quarter ending June 30, 2004. The Company has adopted EITF No. 03-06 for the year ended December 31, 2004 and has retroactively applied the consensus in determining the earnings per share for year ended December 31, 2002 and 2003 (see Note 18).

     In March 2004, the EITF reached a consensus on Issue No. 03-01 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF No. 03-01”). EITF No. 03-01 provides recognition and measurement guidance on the meaning of other-than-temporary impairment and its application to certain investments carried at cost, including investments in marketable securities accounted for under SFAS No. 115, “Accounting for

Certain Investments in Debt and Equity Securities”. Additionally, EITF No. 03-01 provides disclosure requirements of the investor when determining if an investment is impaired. The recognition and measurement guidance in EITF No. 03-01 has been postponed but the disclosure requirement under the EITF are effective for financial statements for 2004. The adoption of the recognition and measurement requirements of EITF No. 03-01 will not have a material effect on the Company’s financial position or results of operations.

     In June 2004, the EITF reached a consensus on Issue No. 02-14 “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means” (“EITF No. 02-14”). EITF No. 02-14 provides guidance that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF defined in-substance common stock as an investment that has risk and reward characteristics that are substantially similar to common stock. EITF No. 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF No. 02-14 will not have a material effect on the Company’s historical financial position or results of operations.

     In September 2004, the EITF reached a consensus on Issue No. 04-01 “Accounting for Pre-existing Relationships between the Parties to a Business Combination” (“EITF No. 04-01”) and states that the consummation of a business combination between two parties that have a pre-existing contractual relationship should be evaluated to determine if a settlement of the pre-existing contractual relationship occurred. Additionally, the EITF provides guidance on the measurement and recognition of the pre-existing relationship. The provisions of EITF No. 04-01 are applicable to business combinations completed in reporting periods after October 13, 2004. The adoption of EITF No. 04-01 did not have a material effect on the Company’s financial position or results of operations.

     On December 15, 2004, the FASB issued Statement No. 153, “Exchanges of Non monetary Assets, an amendment of APB Opinion No. 29” (SFAS No. 153). SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No. 153 is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material impact on the Company’s financial position or results of operation.

     In December 2004, the FASB issued its final standard on “Accounting for Share-Based Compensation”, FASB Statement No. 123R (revised 2004), Share-Based Compensation (“SFAS 123R”), that requires companies to expense the value of employee stock options and similar awards. This Statement supersedes APB No. 25. Under SFAS 123R, share-based compensation will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. SFAS 123R is effective for public companies for annual periods beginning after June 15, 2005 and applies to all outstanding and unvested share-based payment awards at a company’s adoption date. Under SFAS 123R, the Company could select from three transition methods: (1) The modified prospective method, where the expenses related to unvested but still outstanding options as calculated under the original SFAS 123 be charged to expense without any change in measurement (2) A variation of the modified prospective method, where in addition to (1), it allow restatement for prior interim periods using its prior SFAS 123 pro forma disclosure amounts; and (3) The modified retrospective method, where all prior period financial statements are retroactively restated based on pro forma disclosures as calculated under the original SFAS 123R.

     The Company plans to adopt SFAS 123R beginning January 1, 2006 and select the modified prospective transitional method of application of SFAS 123R, with no restatement of interim periods or annual periods prior to the effective date. Upon adoption, the Company will recognize share-based compensation relating to the unvested portion of the outstanding grants based on the fair value of the options as determined under SFAS No. 123 as disclosed in Note 2(19). New options to be issued after the effective date will be recognized based on the provisions of SFAS 123R.

4. BUSINESS COMBINATIONS

     The Group accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities the Group acquired based on their estimated fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

(a) Business combination of Bianfeng

     In July 2004, the Group acquired 100% equity interest in Hangzhou BianFeng Software Technology Co., Ltd. and Hangzhou BianFeng Networking Co., Ltd. (collectively “Bianfeng”), companies incorporated in the PRC and engaged in the operation of online chess and board games. As a result of such acquisition, Bianfeng became a wholly-owned subsidiaries of Shanda Networking. Total purchase price for this acquisition is US$20.0 million in cash, equivalent to RMB164.5 million. Pursuant to the purchase agreement, the Group was required to make contingent payment to the selling shareholders if 2004 earnings of Bianfeng exceeded the pre-set target. Based on an assessment on Bianfeng’s financial performance for 2004, the Company believes the contingent payment will not be required as the earnings target set out in the purchase agreement will not be achieved.

     Bianfeng is a start-up company with limited revenues and expenses. Given the insignificance of Bianfeng’s financial results in 2003 and 2004 and the minimal impact of any related purchase adjustments, the management believes the presentation of the unaudited pro forma information with regards to a summary of the results of operations of the Group assuming the acquisition of Bianfeng had occurred on January 1, 2003 is not necessary.

     The purchase price was allocated as follows:

RMB

Cash	12,744,000
Other assets	1,272,000
Identifiable intangible assets	44,631,000
Goodwill	106,170,000
Current liabilities	(277,000)

Purchase price	164,540,000

     Identifiable intangible assets acquired, including software technology and non-compete arrangements with certain Bianfeng selling shareholders, have estimated useful lives ranging from two to five years. The amortization expense for the year ended December 31, 2004 was RMB 4 million. Goodwill of RMB106 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired, and is not deductible for tax purposes. In accordance with SFAS No. 142 “Goodwill and other intangible assets”, goodwill is not amortized but is tested for impairment. The Company performed an assessment on goodwill arising from Bianfeng acquisition and concluded there was no impairment as to the carrying value of the goodwill for the year 2004. The purchase allocation for Bianfeng acquisition is primarily based on an appraisal performed by an independent appraisal firm together with the management assessment based on their experience in online game business in the PRC.

(b) Other business combinations

     The Company also paid an aggregate upfront cash consideration of approximately RMB34,040,000 to the sellers to acquire additional businesses including server infrastructure developer, publication of original online literature, mobile phone-based wireless game developer and virtual community website in fiscal 2004. These acquisitions resulted in approximately RMB15,313,000 of goodwill. Intangible assets acquired of approximately RMB24,485,000 consist of game engine, software technology which are being amortized on a straight-line basis over economic life of three to five years estimated by the Company. Pursuant to certain purchase agreements, the Group will be required to make a contingent payment of up to RMB44,500,000 to the selling shareholders if the 2005 earnings of the acquiree exceed the pre-set target.

5. INVESTMENT IN AFFILIATED COMPANIES

	December 31,	December 31,
	2003	2004

	RMB	RMB

Shanghai Haofang Online Information Technology Co., Ltd. and Grandpro
Technology Limited (collectively “Haofang”).	—	37,044,588

     In October 2004, the Group acquired a 17.86% equity interest for the consideration of US$5,000,000 (equivalent to RMB41,384,900) in Haofang, the operator of the largest network PC game platform in China. Under the terms of the agreement, the Group will acquire a majority interest in Haofang in 2006 based on 2005 earnings with no limit on the purchase price.

     The Company accounted for the investment in Haofang using the equity method of accounting as the Company has significant influence over Haofang. The difference between the total consideration of the investment and the amount of underlying equity in net assets of Haofang was accounted for as if Haofang were a consolidated subsidiary in accordance with APB 18 “The Equity Method of Accounting for Investment in Common Stock”, as follows:

RMB

Underlying equity in net liabilities of Haofang	(650,000)
Identifiable intangible assets	3,195,000
Goodwill	38,840,000

Purchase price	41,385,000

     Identifiable intangible assets acquired, representing software technology, have estimated useful lives of five years. The amortization expense for the year ended December 31, 2004 was approximately RMB 160,000.

     During the year ended December 31, 2004, the Company recorded an equity loss of approximately RMB4,180,000 on this investment. As of December 31, 2004, the carrying value of this investment was approximately RMB37,045,000 and was recorded in investment in affiliated companies.

6. MARKETABLE SECURITIES

     Marketable securities as of December 31, 2004 comprised of:

	2004
	Cost	Unrealized gain	Unrealized loss	Fair value

	RMB	RMB	RMB	RMB

Mutual funds	10,013,526	—	—	10,013,526
Listed securities
— Actoz Soft Co., Ltd. (“Actoz”)	118,890,960	—	(9,128,729)	109,762,231
— SINA Corporation (“SINA”)	278,605,129	133,698,934	—	412,304,063
— Others	9,350	—	—	9,350

Total	407,518,965	133,698,934	(9,128,729)	532,089,170

(a) Investment in Actoz

     In November 2004, the Company entered into a share purchase agreement with certain shareholders of Actoz, a Korean developer, operator and publisher of online games listed on the KOSDAQ, to acquire approximately 29% shares of Actoz by the Company from these shareholders for approximately US$91.7 million, equivalent to RMB759.0 million. The completion of the acquisition is subject to a number of closing conditions, including legal and financial due diligence, government approval and the approval of Actoz’s shareholders of a slate of directors nominated by the

Company. The acquisition of the 29% shares has been completed in February 2005 (See Note 23) and such date was determined to be the date of acquisition for accounting purposes.

     In December 2004, the Company purchased approximately 9% shares in Actoz for approximately US$14.4 million, equivalent to RMB118.9 million, in the open market. The management of the Company considered that prior to the completion of the 29% shares acquisition, the Company was not able to exercise significant influence on the operation of Actoz, accordingly, the investment was recorded as marketable securities and carried out at fair market value with unrealized depreciation of approximately RMB9.1 million reported as a component of other comprehensive income in shareholders’ equity.

(b) Investment in SINA

     During the year of 2004, the Group purchased shares in SINA Corporation (“SINA”), a NASDAQ listed online media company and value-added information service provider for China and the global Chinese communities, in the open market. A portion of the shares were disposed of in the current year with realized gain of approximately RMB40.6 million. As of December 31, 2004, the Group held approximately 3% of the issued and outstanding shares of SINA at an aggregate cost of approximately US$33.6 million, equivalent to RMB278.6 million. The investment was recorded in marketable securities and carried at fair market value with unrealized appreciation of approximately RMB133.7 million reported as a component of accumulated other comprehensive gain in shareholders’ equity.

     From January 2005 to February 2005, the Group purchased additional shares of SINA in the open market to raise the shareholding percentage to 19.5% of SINA’s issued and outstanding shares (See Note 23(b)).

7. PROPERTY, EQUIPMENT AND SOFTWARE

     Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2003 and 2004 are as follows:

	2003	2004
	RMB	RMB

Computer equipment	84,641,727	154,264,543
Software	25,390,224	38,686,497
Leasehold improvements	13,491,814	18,420,332
Furniture and fixtures	670,927	3,743,477
Motor vehicles	6,643,185	7,697,145
Less: accumulated depreciation and amortization	(23,966,285)	(63,642,314)

Net book value	106,871,592	159,169,680

     Depreciation and amortization expense for the years ended December 31, 2002, 2003 and 2004 was approximately RMB4,257,000, RMB19,363,000 and RMB40,168,000, respectively.

8. INTANGIBLE ASSETS

     Intangible assets consist of upfront licensing fees paid to online game licensors, copyrights, and intangible assets arising from business combinations. Gross carrying amount, accumulated amortization and net book value of the Group’s intangible assets as of December 31, 2003 and 2004 are as follows:

	2003	2004
	RMB	RMB
Gross carrying amount
Upfront licensing fees paid	52,569,324	64,157,124
Copyrights and others	2,202,629	12,287,005
Intangible assets arising from business combinations
- Software technology	—	51,587,361
- Game engine	—	14,898,060
- Non-compete arrangement	—	2,626,000
- Other	—	5,332

	54,771,953	145,560,882

Less: accumulated amortization
Upfront licensing fees paid	(13,366,496)	(39,429,908)
Copyrights and others	(685,427)	(11,665,307)
Intangible assets arising from business acquisition	—	(4,531,783)

	(14,051,923)	(55,626,998)

Net book value	40,720,030	89,933,884

     Amortization expense for the years ended December 31, 2002, 2003 and 2004 amounted to approximately RMB2,028,000, RMB11,672,000 and RMB 41,575,000, respectively.

     The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Amortization
RMB

2005	37,497,539
2006	21,418,534
2007	14,362,141
2008	10,317,566
2009	6,338,104

89,933,884

9. LOAN AND INTEREST RECEIVABLE

     In July 2003, Shengqu extended a short-term loan to a third party at an annual interest rate of 5.76% in connection with a potential investment that was not completed. The loan was a Renminbi-dominated entrustment loan, structured as a deposit with a financial intermediary and a corresponding loan from the financial intermediary to the third party. This entrustment loan structure is commonly used in the PRC because the extension of loan is not within the business scope of enterprises in China other than financial institutions. The loan and interest receivable was repayable in full on March 31, 2004 and was unconditionally guaranteed by an affiliate of the borrower. The guaranty was fully cash-collateralized by an equivalent amount of Hong Kong dollars held by Shanda BVI. As of December 31, 2004, all the loan and interest receivable was fully settled.

10. OTHER INCOME (EXPENSE)

     Other income primarily consists of government financial incentives. During the year ended December 31, 2002, 2003 and 2004, the Group received incentives of approximately Nil, RMB62,901,000 and RMB88,083,000, respectively, from a local government authority and such amounts were recorded as other income in the statements of operations and comprehensive income.

     The government financial incentives are granted by the municipal government upon the qualification of a company as a new-high technology enterprise. These government financial incentives are calculated with reference to either the group companies’ taxable income or revenue, as the case may be. Eligibility for the government financial incentives the group companies receive requires that the group companies continue to meet a number of government financial and non-financial criteria to continue to qualify for these government financial incentives and its continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these financial incentives. There is no guarantee that the Group will continue to receive these government financial incentives in the future. As a result of the aforementioned factors, government financial incentives are recognized as other income when received.

11. TAXATION

Cayman Islands

     Under the current laws of Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

     Under the current laws of British Virgin Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no British Virgin Islands withholding tax will be imposed.

China

     The Group’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, the Group is generally subject to EIT at a statutory rate of 33%. Group companies that are registered in the Pudong New District of Shanghai are, however, subject to a 15% preferential EIT rate pursuant to the local tax preferential treatment. Shengqu, as a software development company, has been granted a two year EIT exemption and followed by a three year 50% EIT reduction on its taxable income, commencing the year ended December 31, 2003 (“tax holiday”). Shengqu’s qualification as a software development company is required to be reassessed on an annual basis. In addition, one of the group companies was exempted from EIT for the year ended December 31, 2002 as it was a newly established information technology company during that period.

Composition of income tax expense

     The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31 2002, 2003 and 2004 are as follows:

	2002	2003	2004
	RMB	RMB	RMB

Current income tax expenses	(37,468,877)	(25,696,714)	(46,485,395)
Recognition of deferred tax assets	14,391,887	7,356,905	8,690,988
Change in valuation allowance	—	(307,068)	(1,146,719)

Income tax expenses	(23,076,990)	(18,646,877)	(38,940,924)

Reconciliation of the differences between statutory tax rate and the effective tax rate

     A reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31 2002, 2003 and 2004 is as follows:

	2002	2003	2004

Statutory EIT rate	33%	33%	33%
Tax differential from statutory rate applicable to a subsidiary and VIE subsidiaries in the PRC	(15%)	(19%)	(20%)
Effect of tax holiday	(5%)	(11%)	(11%)
Other non-deductible expenses	1%	3%	4%

Effective EIT rate	14%	6%	6%

Significant components of deferred tax assets

	December 31,	December 31,
	2003	2004
	RMB	RMB

Licensing fees and related costs and revenues deferred	21,650,733	29,267,929
Tax loss carryforwards	2,685,225	3,831,944
Other temporary differences	436,924	363,997
Less: valuation allowance	(2,685,225)	(3,831,944)

Deferred tax assets	22,087,657	29,631,926

Movement of valuation allowances

	2003	2004
	RMB	RMB

At beginning of year	2,378,157	2,685,225
Current year addition	2,685,225	2,544,041
Current year reversal	(2,378,157)	(1,397,322)

At end of year	2,685,225	3,831,944

     Valuation allowances have been provided on the net deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2003 and 2004, valuation allowances were provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain VIE subsidiaries. Tax loss carryforwards in the amount of approximately RMB1,537,000, RMB6,055,000 and RMB9,629,000 incurred in 2002, 2003 and 2004 will expire in the year ending December 31, 2008, 2009 and 2010, respectively. Alternatively, if events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

12. SERIES A AND A-1 CONVERTIBLE REDEEMABLE PREFERRED SHARES

     In 2003, the Group issued certain convertible preferred shares to strategic investors. Such preferred shares were converted on a 1:1 basis to ordinary shares upon the completion of the Company’s initial public offering in May 2004.

     In February 2003, Shanda BVI entered into the Plan of Restructuring and Securities Purchase Agreement (“February Purchase Agreement”), whereby the Company authorized 30,000,000 preferred shares and issued 19,788,918 Series A Convertible Redeemable Preferred Shares (“Series A Preferred Shares”) and 4,947,230 Series A-1 Convertible Redeemable Preferred Shares (“Series A-1 Preferred Shares”) to an investor. The purchase closed in March 2003. The stated per share issuance prices of the Series A Preferred Shares and Series A-1 Preferred Shares were US$1.5160 and US$0.6064, respectively. The issuance of the Series A Preferred Shares and the Series A-1 Preferred Shares are collectively referred to as the “February Issuance”.

     As part of the February Issuance, the shareholders of Shanda BVI, namely Tianqiao Chen, Danian Chen and Qianqian Luo (“Shanda BVI shareholders”), sold 4,947,230 ordinary shares to the investor for total proceeds of US$3 million or US$0.6060 per share. Immediately following the sale of the ordinary shares and pursuant to the February Purchase Agreement, Shanda BVI issued Series A-1 Convertible Preferred Shares to the investor in exchange for the ordinary shares purchased from Shanda BVI shareholders on a 1:1 basis. The US$3 million (RMB 24.8 million) was recognized as a deemed dividend to the ordinary shareholders.

     The Series A Preferred Shares were convertible into ordinary shares on a 1:1 basis, subject to Shanda BVI achieving certain performance goals in 2003. The Series A-1 Preferred Shares were convertible into ordinary shares on a 1:1 basis, and such conversion ratio was not subject to any contingent terms.

     In addition, as part of the February Issuance, the preferred shareholder received a warrant to purchase an additional 5,074,082 Series A Preferred Shares at an exercise price of $1.9708 per share. Under the terms of the February Purchase Agreement, the warrant would have expired upon the earlier of (i) March 4, 2007, (ii) the consummation of an initial public offering meeting minimum conditions as to offering proceeds to the Group and market capitalization, or (iii) the redemption of all of the issued and outstanding Series A and Series A-1 Preferred Shares. The estimated fair value of the warrant was determined to be RMB 3.6 million using the Black-Scholes valuation method.

     Total consideration paid by the investor for the February Issuance was US$33 million, which was allocated between the estimated fair value of the warrant and the Series A and Series A-1 Preferred Shares.

     In August 2003, Shanda BVI increased its authorized preferred shares to 30,060,100 and entered into an additional securities purchase agreement (“August Purchase Agreement”) with the same investor, whereby the investor acquired from Shanda BVI shareholders 5,323,952 ordinary shares for US$7 million. Immediately following the sale of the ordinary shares and pursuant to the August Purchase Agreement, Shanda BVI issued Series A Convertible Preferred Shares to the investor in exchange for the ordinary shares purchased from Shanda BVI shareholders on a 1:1 basis. The US$7 million (RMB57.9 million) was recognized as a deemed dividend to the ordinary shareholders. The subsequent issuance of Series A Preferred Shares is referred to as the “August Issuance”.

     In addition to the US$7 million cash consideration, as part of the August Issuance, the investor agreed to cancel the warrant issued in connection with the February Issuance and to waive the right to adjust the conversion ratio of the Series A Preferred Shares.

     All of the Series A Preferred Shares and the Series A-1 Preferred Shares issued are collectively referred to as the “Preferred Shares” of the Company. While the Series A Preferred Shares and the Series A-1 Preferred Shares are legally distinct securities, they have essentially the same features with the exception of their stated issuance price. Accordingly, the Preferred Shares are presented in aggregate on the Consolidated Balance Sheets and the related accretion charges are presented in aggregate on the Consolidated Statements of Operations and Comprehensive Income.

     The holders of the Preferred Shares were entitled to receive, when and as declared, a cumulative dividend per share at a rate equal to the 6% of the Preferred Shares’ stated issuance price of US$1.5160, US$1.3148 and US$0.6064 for the February Series A Preferred Shares, August Series A Preferred Shares and the Series A-1 Preferred Shares, respectively, per annum, prior to and in preference to the ordinary shareholders.

     Each Preferred Share was convertible into one ordinary share at the option of the holders of the Preferred Shares. Each Preferred Share automatically converted into one ordinary share, upon the closing of the Company’s first qualified public offering. No beneficial conversion feature charge was recognized in connection with the February Issuance as the estimated fair value of the ordinary share was less than the effective conversion price of each class of preferred shares based upon the allocation of the proceeds received on the commitment date. No beneficial conversion feature charge was recognized for the August Issuance as the consideration surrendered by the investor, including the cancellation of the warrants and the forfeiture of the right to adjust the conversion ratio of the Series A Preferred Shares, was in excess of the estimated fair value of the ordinary shares on the commitment date.

     At any time on or after the fourth anniversary date on which Preferred Share was first allotted and issued, the Company would have been required, at the election of the holders of the Preferred Shares, to redeem all or part of the Preferred Shares. The redemption price was equal to 150% of the stated issuance price of US$1.5160, US$1.3148 and US$0.6064 for the February Series A Preferred Shares, August Series A Preferred Shares and the Series A-1 Preferred Shares, respectively. Accordingly, the carrying value of the respective series of Preferred Shares was being accreted to their redemption value through charges to retained earnings based on the interest method over a four-year period from the date of issuance. In November 2003, the preferred shareholder forfeited its redemption rights for no consideration in anticipation of the public offering of the Company’s ordinary shares. As a result, no accretion charge will be recognized for any period after the date on which the redemption right was waived.

     All the Series A and A-1 Preferred Shares of 30,060,100 shares were converted to ordinary shares upon the completion of the company’s initial public offering as at May 12, 2004.

13. SHAREHOLDERS’ EQUITY

     Upon incorporation, Shanda BVI issued 50,000 ordinary shares at a par value of US$1.00 per share. In March 2003, Shanda BVI split its ordinary shares at a ratio of 1:100 resulting in 5,000,000 ordinary shares outstanding with a par value of US$0.01 per share. The share split has been reflected as if it occurred upon incorporation of Shanda BVI. Subsequent to the share split and prior to the Reorganization as described in Note 1, Shanda BVI issued an additional 95,000,000 ordinary shares at par value. In November 2003, a special dividend of RMB8,277,000 (US$1,000,000) was distributed by the Company to its ordinary shareholders and the amount was immediately used to settle the promissory notes, recorded as subscription receivables, owed by the ordinary shareholders to Shanda BVI. Upon the Reorganization, paid in capital of the VIE subsidiaries recognized as group equity was transferred to represent the Group’s additional paid-in capital.

     During the year ended December 31, 2003, as a result of regulatory requirements, a dividend of RMB10,625,000 was distributed to the equity owners and the amount, net of income taxes paid by Shanda BVI on behalf of the equity owners, at an amount of RMB8,500,000 was immediately used to reinvest into Shanda Networking.

     On May 13, 2004, the Company completed an underwritten initial public offering of 13,854,487 American Depositary Shares (ADSs), consisting of 9,642,857 ADSs offered by the Company and 4,211,630 ADSs offered by its selling shareholders, which was priced at US$11 per ADS. Each ADS represents two ordinary shares, and has par value of US$0.01 per share. Subsequent to the initial public offering and on June 2, 2004, the Company held the closing for the over-allotment option in connection with its initial public offering. At this closing, an additional 1,047,936 ADSs were purchased from the Company and 457,698 ADSs were purchased from its selling shareholders. Total proceeds, net of direct offering expenses, of approximately RMB875.5 million were received as a result of the initial public offering and subsequent over-allotment.

14. REPURCHASE OF SHARE

     In October 2004, the Company entered into a repurchase agreement with SB Asia Infrastructure Fund L.P., or SAIF, and used US$75 million, equivalent to RMB620.7 million, to purchase 5,326,250 ordinary shares (which was equal to 2,663,125 ADSs) from SAIF. The purchase price of US$14.08 per share was lower than the then market price of the Company’s shares. After the repurchase, those shares were retired. The excess of US$74.9 million of purchase price over par value, equivalent to RMB620.3 million, was allocated between additional paid-in capital and retained earnings of US$5.9 million and US$69.0 million, respectively (equivalent to RMB49.0 million and RMB571.3 million, respectively), based on the pro rata portion of additional paid-in capital on the securities.

15. SHARE OPTION PLAN

     On March 31, 2003, Shanda BVI authorized a share option plan (the “2003 Share Incentive Plan”) that provides for the issuance of options to purchase up to 13,309,880 ordinary shares. Under the 2003 Share Incentive Plan, the directors may, at their discretion, grant any officers (including directors) and employees of Shanda BVI and/or its subsidiaries (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company’s ordinary shares, equals to the excess of the fair market value of the Company’s ordinary shares, or (iii) other types of compensation based on the performance of the Company’s ordinary shares. These awards vest over a three year period, with 25% of the options to vest immediately upon granting, and an additional 25% to vest on each of the first, second and third anniversaries of the award date as stipulated in the share option agreement. On March 31, 2003, Shanda BVI granted options to purchase 7,320,436 ordinary shares under the 2003 Share Incentive Plan at an exercise price of US$1.5160 per share. On December 18, 2003, the Company granted additional options to purchase 1,537,367 ordinary shares to certain executive officers under the 2003 Share Incentive Plan at an exercise price of US$1.5160. The options can be exercised within 10 years from the award date. The exercise price for the share options granted on December 18, 2003 was not determined based on the fair value of the Company’s ordinary shares. Accordingly, compensation expense will be recognized over vesting terms of the options based on the difference between the estimated fair value of the Company’s ordinary shares and the exercise price of the options granted. The estimated fair value of the Company’s ordinary shares was determined with reference to the Company’s expected initial public offering price. The total share-based compensation expense of approximately RMB69,730,000 relating to the options granted on December 18, 2003 will be recognized based on the vesting terms. Accordingly, share-based compensation expense of approximately RMB3,102,000 and RMB15,056,000, RMB4,816,000 and RMB24,012,000 were recognized as cost of services and operating expenses in 2003 and 2004, respectively.

     Following the Share Swap, pursuant to the share purchase agreement, Shanda Interactive has undertaken to assume all obligations for share options, whether vested or unvested, previously granted by Shanda BVI subject to the same terms and conditions as the 2003 Share Incentive Plan as adopted by Shanda BVI.

     From January 1, 2004 through May 12, 2004, the Company has issued additional options, under the 2003 Share Incentive Plan to purchase 4,170,853 ordinary shares, at an exercise price that was equal to the price per ordinary share of US$5.50 in the Company’s initial public offering, to certain officers of the Company. Of the total options granted, options to purchase 2,661,976 ordinary shares were vested over a four year period, with 40% of the options to vest on the first anniversary of the date of grant, and an additional 20% to vest on each of the second, third and fourth anniversaries of the date of grant. Options to purchase 215,000 ordinary shares were vested over a three year period, with 25% of the options to vest immediately upon granting and an additional 25% to vest on each of the first, second and third anniversaries of the date of grant. The rest of options to purchase 1,293,877 ordinary shares will vest in four year installments on the first, second, third and fourth anniversaries of the date of grant.

     On July 26, 2004 and August 17, 2004, the Company has issued additional options under the 2003 Share Incentive Plan to purchase 87,650 ordinary shares, at an exercise price that was equal to the market price per ordinary share at the date of grant, to certain officers of the Company.

     The following table summarizes the Company’s share option activity as of and for the years ended December 31, 2003 and 2004:

	2003		2004
		Weighted Average		Weighted Average
	Options Outstanding	Exercise Price US$	Options Outstanding	Exercise Price US$

Outstanding at beginning of year	—	—	8,857,803	1.516
Granted	8,857,803	1.516	4,258,503	5.57
Exercised	—	—	(4,116,074)	1.55
Forfeited	—	—	(116,830)	3.51
Outstanding at end of year	8,857,803	1.516	8,883,402	3.42

Vested and exercisable at end of year	2,214,451	1.516	397,091	2.53

	Options Outstanding at			Options Exercisable at
	December 31, 2004			December 31, 2004
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Prices US$	Outstanding	Life (years)	Price US$	Outstanding	Price US$

1.516	4,713,399	8.25	1.516	325,691	1.516
5.5	4,082,353	9.17	5.5	23,750	5.5
8.00	47,650	9.58	8.00	47,650	8.00
9.95	40,000	9.63	9.95	—	—

	8,883,402			397,091

     If compensation cost for the Company’s share-based compensation plan had been determined based on the estimated fair value at the grant dates for the share option awards as prescribed by SFAS No. 123, the Company’s unaudited pro forma net income attributable to ordinary shareholders during the year ended December 31, 2003 and 2004 would have been RMB192,220,904 and RMB491,403,171, respectively (Note 2(19)).

16. EMPLOYEE BENEFITS

     The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to approximately RMB1,418,000, RMB5,386,000 and RMB13,741,000 for the years ended December 31, 2002, 2003 and 2004, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

17. RELATED PARTY TRANSACTIONS

     During the years ended December 31, significant related party transactions were as follows:

	2002	2003	2004
	RMB	RMB	RMB

Sales of pre-paid cards to a related party	13,992,532	8,884,600	—
Purchase of software from a related party	2,070,460	—	—
Gain from disposal of a VIE subsidiary	—	590,000	—
Purchase of game content related merchandise	—	—	1,900,118
Provision of advertising and promotion service to a related party	—	—	4,900,000
Technical service fees from minority shareholders of VIE subsidiaries	—	1,820,000	1,100,000

     During the years ended December 31, 2002 and 2003, the Group sold certain pre-paid cards to a related company owned by an immediate family member of Tianqiao Chen and Danian Chen. The sales transactions were not based on any written agreements and the Company has received full payment in cash. In September 2003, the Group sold its entire ownership interest in Stamedotcom to Heng Kang and Shanghai Yixi Information Technology Co., Ltd., both related parties, for cash consideration of RMB1,593,000. As a result, a disposal gain of RMB590,000 was recognized as investment income.

     As of December 31, 2003, and 2004, the Group has amounts due from related parties mainly arising from advances made to an immediate family member of Tianqiao Chen and Danian Chen, a company controlled by an immediate family member of Tianqiao Chen and Danian Chen and certain minority shareholders of VIE subsidiaries, in the amount of approximately RMB2,865,000 and RMB1,515,000, respectively.

     As of December 31, 2004, the Group has amounts due to related parties of approximately RMB1,758,000, mainly arising from purchase of game related merchandise from certain minority shareholders of VIE subsidiaries.

     All amounts due from/to related parties are unsecured, interest-free and have no definite terms.

18. EARNINGS PER SHARE

     Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 and EITF No. 03-06 for the years ended December 31 2002, 2003 and 2004 as follows:

	2002	2003	2004
	RMB	RMB	RMB
Numerator:
Net income	139,287,530	272,850,169	609,482,888
Accretion for Series A and Series A-1 Preferred Shares	—	(24,962,571)	—
Dividends to Series A and Series A-1 Preferred Shareholders	—	—	(48,212,650)
Earnings allocated to participating Preferred Shareholders	—	(48,358,328)	(34,266,232)

Numerator for basis earnings per share	139,287,530	199,529,270	527,004,006
Effect of dilutive securities	—	—	—
Numerator for diluted earnings per share	139,287,530	199,529,270	527,004,006

Denominator:
Denominator for basic earnings per share — weighted-average ordinary shares outstanding	100,000,000	93,246,726	122,136,580
Dilutive effect of share options	—	3,079,231	8,031,076

Denominator for diluted earnings per share	100,000,000	96,325,957	130,167,656

Basic earnings per share	1.39	2.14	4.32

Diluted earnings per share	1.39	2.07	4.05

     Net income, after deducting accretion and dividends to holders of Preferred Shareholders, has been allocated to the ordinary share and Preferred Shares based on their respective rights to share in dividends.

     Potential dilutive securities, consisted of Series A and A-1 Preferred Shares in 2003 and Series A and A-1 Preferred Shares and Convertible Notes in 2004, were not included in the computation of earnings per share for 2003 and 2004 because of their anti-dilutive effects.

     In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-06”). EITF No. 03-06 provides guidance regarding the computation of earnings per share by companies that have issued securities other than common shares that entitle the holder to participate in dividends and earnings of the company. In addition, EITF No. 03-06 provides further guidance on what constitutes a participating security and requires the application of the two-class method in determining earnings per share. EITF No. 03-06 is effective for the quarter ending June 30, 2004. The Company has adopted EITF No. 03-06 for the year ended December 31, 2004 and has retroactively applied the consensus in determining the earnings per share for year ended December 31, 2002 and 2003. Basic earning per share previously reported in the Company’s consolidated financial statements for the year ended December 31, 2002 and 2003 were RMB1.39 and RMB2.48 respectively. Diluted earnings per share previously reported in the Company’s consolidated financial statements for the year ended December 31, 2002 and 2003 were RMB1.39 and RMB2.28 respectively.

19. CERTAIN RISKS AND CONCENTRATIONS

     Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, marketable securities, accounts receivable, loan and interest receivable, due from/to related parties and prepayments and other current assets. As of December 31, 2003 and 2004, substantially all of the Group’s cash and cash equivalents, short-term investments and marketable securities were held by major financial institutions located in the PRC, in Hong Kong and in the Switzerland, which management believes are of high credit quality.

     In addition, 100.0%, 88.6% and 47.4% of the Group’s net revenue for the years ended December 31, 2002, 2003 and 2004, respectively, was derived from a single online game.

     No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2002, 2003 and 2004.

20. CONVERTIBLE DEBT

     In October 2004, the Company issued US$200 million in aggregate principal amount of Zero Coupon Senior Convertible Notes due 2014 (“Convertible Notes” or “Notes”). The offering size was increased to US$275 million when the underwriters exercised in full their option to purchase additional notes. The Notes were issued at par and bears no interest. The Notes will be convertible into ordinary shares of the Company, upon satisfaction of certain conditions, subject to adjustments for certain events. The terms of the Notes are further described in Convertible Notes Offering Memorandum dated October 15, 2004.

     The notes will mature on October 15, 2014. The notes will not accrue interest unless specified events of default under the registration rights agreement occur.

     The notes may be converted at any time prior to maturity (unless earlier redeemed, repurchased or exchanged) at the option of the holder into the consideration described below at the initial conversion rate of 50.3816 ordinary shares per US$1,000 principal amount of notes, which is equal to an initial conversion price of US$19.85 per ordinary share (or US$39.70 per ADS). The initial conversion price is higher as compared to the market price of the Company’s ADS at the date of issuance. In respect of each US$1,000 in principal amount of notes, the conversion consideration will consist of (a) cash in an amount equal to the principal amount of each note, subject to certain limitation; and (b) a number of the holder’s ordinary shares based on market value of the five consecutive trading days beginning on the third trading day following the conversion date.

     The Company will have the right to redeem the Notes in whole or in part, at any time or from time to time, on or after October 15, 2007 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

     The holders have the right to require the Company to repurchase all or a portion of their notes on October 15, 2007 at a repurchase price equal to 100% of the principal amount of Notes to be repurchased, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date.

     The Company has filed its shelf registration statement with U.S. Securities and Exchange Commission under the Security Act of 1933 in Form F-1 on January 14, 2005. The Company is also required to cause the shelf registration statement to be declared effective within 210 days after the original issuance of the Notes.

21. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

     The Group has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December, 31, 2004 are as follows:

	Office	Computer
	premises	equipment
	RMB	RMB	RMB

2005	11,531,942	4,165,400	15,697,342
2006	10,591,202	1,797,000	12,388,202
2007	56,733	—	56,733
2008	—	—	—
2009	—	—	—

	22,179,877	5,962,400	28,142,277

     As of December 31, 2004, the Group has certain operating lease arrangements where the lease payments are calculated based on certain formulas, as specified in the agreements, with reference to the actual number of users of the leased assets. The server leasing rental expenses under these operating leases amounted to approximately RMB11,444,000, RMB24,969,000 and RMB55,699,000 during the years ended December 31, 2002, 2003 and 2004, respectively. As the future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments as disclosed above.

     Total rental expenses including server leasing rental, office rental and server maintenance were approximately RMB20,227,000, RMB47,686,000 and RMB94,665,000 during the years ended December 31, 2002, 2003 and 2004, respectively, and were charged to the statements of operations and comprehensive income when incurred.

Capital commitments

     Capital commitments for purchase of property, equipment and software as of December 31, 2004 was approximately RMB8,614,000.

Contingencies

     The Group accounts for loss contingencies in accordance with SFAS 5 “Accounting for Loss Contingencies”, and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss in respect of each loss contingency.

a.	PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games, to 50%. In addition, foreigners or foreign invested enterprises are currently not able to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and accordingly Shengqu is considered as a foreign invested enterprise under PRC law. In order to comply with foreign ownership restrictions, the Group operates its online games business in the PRC through Shanda Networking, which is wholly owned by Tianqiao Chen and Danian Chen, both of whom are PRC citizens. Shanda Networking holds the licenses and approvals that are required to operate the online games business and to sell online advertising on Shanda’s web pages and Shengqu owns the substantial majority of the physical assets required to operate the online games business. Shengqu has entered into a series of contractual arrangements with Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng, pursuant to which Shengqu provides Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng with services, software licenses and equipment in exchange for fees, and Shengqu undertakes to provide financial support to Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng to the extent necessary for their operations. In addition, Shengqu has entered into agreements with Shanda Networking and its shareholders that provide it with the substantial ability to control Shanda Networking. In the opinion of management and the Company’s PRC legal counsel, (i) the ownership structure of the Company, Shengqu and Shanda Networking are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with Shanda Networking and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with Shanda

Networking were found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with Shanda Networking is remote.

b.	The Group is currently involved in an arbitration with the developer and the co-licensor of its primary online game over licensing rights with respect to its primary online game. The Group entered into a settlement agreement and an amendment agreement with the co-licensor on August 19, 2003 pursuant to which the parties agreed to discontinue the arbitration. However, the developer has objected to the Group’s request for discontinuation of the arbitration and has filed counterclaims against the Group and cross-claims against the co-licensor. Among other things, the developer has requested an injunction against the Group’s use of its primary online game and payment of royalty fees and unspecified damages.

On January 9, 2004, the ICC appointed a sole arbitrator to determine the dispute. On September 28, 2004, the terms of reference were finalized. In December 2004, the parties exchanged written submissions on certain jurisdictional issues that the arbitrator has indicated he will decide prior to determining the dispute. Oral hearings for the jurisdictional issues are scheduled to take place in June 2005. Determination of a dispute and publication of an ICC award typically takes approximately six months from the date the terms of reference are signed by the parties. In this case, however, a longer time period will be required before the ICC award is published, because of the necessity for the arbitrator to first make a determination on the jurisdictional issues.

If the arbitrator determines that the developer validly terminated the Mir II license and that the settlement agreement and the amendment agreement are not binding with respect to the developer, or that the Mir II license has expired, the Company may no longer be able to operate Mir II. In addition, the Company may have to pay an unspecified amount of damages. Any lapse in the Company’s right to operate Mir II in China, as well as any damages the Company may be required to pay as a result of the arbitrator’s decision, may have a material adverse effect on the Company’s business, financial condition and results of operations. In the opinion of management, it is reasonably possible that the Group could incur a loss with respect to this arbitration, whether through reaching a final determination on the merits or through settlement. However, as of the date of the report, it is not possible to estimate the range of such loss, if any. Accordingly, no provision has been made as of December 31, 2004.

c.	In March 2004 and May 2004, the Company received notice from the licensor of the Group’s primary online game in relation to audits on licensing fees prepared on behalf of the licensor as provided by its settlement agreement as referenced in Note 21(b). The audit prepared by the licensor alleged certain potential underpayments of licensing fees in respect of the licensing periods ended December 31, 2003 amounting to RMB37.6 million. The Company has performed an assessment on the potential financial exposure and recorded an accrual of RMB9.3 million as of December 31, 2003 and RMB23.4 million as of December 31, 2004, respectively. The Company believes adequate accrual has been made as at December 31, 2004.

d.	On October 8, 2003, the developer of the Group’s primary online game filed claims against the Group in the Beijing First Intermediate People’s Court (the “Beijing Court”) with respect to the Group’s development and operation of a new online game. The developer has alleged, among other things, that the online game which was developed by the Group internally copied certain elements of games owned by the developer, thereby infringing upon the copyrights of these games. In addition, the developer has alleged that the operation of the Group’s internally developed online game violates the PRC Anti-Unfair Competition Law. The developer has requested that the Beijing Court order the Group to stop operation of its game and to pay the developer’s legal fees and related costs incurred in connection with this litigation. The developer has not made any claim for damages against the Group.

In the opinion of management, it is reasonably possible that the Group could incur a loss with respect to this litigation, whether through reaching a final judgment on the merits or through settlement. However, as of the date of the report, it is not possible to estimate the range of such loss, if any. Accordingly, no provision has been made as of December 31, 2004.

22. RESTRICTED NET ASSETS

     Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries and affiliates only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB467.3 million, or 31.1% of our total consolidated net assets as of December 31, 2004. Even though we currently do not require any such dividends, loans or advances from our PRC subsidiaries and affiliates for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders. See “Financial Statement Schedule I”.

23. SUBSEQUENT EVENTS

a.	On February 2, 2005, the Company completed the acquisition of an approximately 29% stake of Actoz Soft Co., Ltd, or Actoz, a Korean developer, operator and publisher of online games, from certain shareholders of Actoz for approximately US$91.7 million, equivalent to RMB759.0 million, in an all cash transaction. After this acquisition, the Company owns in total approximately 38% of Actoz and will account for the investment in Actoz under equity method of accounting in 2005. As a result, as required by APB 18 “The Equity Method of Accounting for Investments in Common Stock”, the equity method of accounting will be retroactively applied to its 9% investment in Actoz from the date of acquisition, December 15, 2004. The purchase of approximately 38.1% of the outstanding shares of Actoz included an open market purchase of approximately 9.1% and a negotiated purchase of the remaining 29%. The aggregate purchase price and current carrying amount for this equity stake represents an 81% premium over the open market price at the time that the Company entered into the purchase agreement in November 2004. The Company’s willingness to pay a premium was primarily due to the potential synergies associated with closer cooperation between Actoz and Shanda, including securing access to existing and future Actoz game content for the China market and gaining control of the board of directors of Actoz. Actoz is the co-licensor of Mir II, which accounted for approximately 47.4% of the Company’s net revenues in 2004. In the event that the Company does not realize the benefits that the Company expects from the purchase of the equity stake in Actoz commensurate with the premium paid, however, the Company may need to recognize impairment of its investment in Actoz, which may have a material and adverse impact up on the Company’s reported financial results.

b.	On February 18, 2005, the Company; Skyline Media Limited (“Skyline”), a British Virgin Islands limited company and the holder of 60.4% of the outstanding ordinary shares of the Company; Skyline Capital International Limited (“SCIL”), a British Virgin Islands limited company and the sole shareholder of Skyline; Shanda Media Limited (“SML”), a British Virgin Islands limited company and holder of 40% of the outstanding share capital of SCIL and Mr. Tianqiao Chen (“Mr. Chen”), the sole shareholder of SML, (collectively referred as “Reporting Persons”) made a joint filing in form of Schedule 13D to U.S. Security and Exchange Commission (“SEC”). The Reporting Persons reported to SEC that the Reporting Persons made series of purchases of shares of SINA Corporation (“SINA”), an online media company and value-added information service provider for China and the global Chinese communities, listed on NASDAQ, in open market transactions.

After these series of purchases, the Reporting Persons have held approximately 19.5% on aggregate of the issued and outstanding shares of SINA.

Pursuant to an Agency Purchase Agreement the Company signed on February 14, 2005 with Skyline, SCIL and SML (collectively referred as “Agents”), the Agents agreed to purchase the shares of SINA respectively on behalf of the Company, and the Company agrees to purchase the shares held by the Agents, after it has allocated appropriate funds, at a purchase price equal to the price paid by the Agents for the acquisition of such shares less any past profits realized by the Agents from any transactions of SINA shares made after August 31, 2004. In addition, each of the Agents has granted to Shanda an irrevocable proxy with respect to the voting and disposition of any shares held by them on behalf of the Company. The difference between the market value of SINA’s shares as of the date of the Agency Purchase Agreement and the purchase price will be recognized as capital contribution in 2005.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Note	2002	2003	2004	2004
		RMB	RMB	RMB	US$ (Note 2(3))

Net revenues		—	—	—	—

Cost of services		—	—	—	—

Gross profit		—	—	—	—

Total operating expenses		—	(19,895,199)	(37,565,204)	(4,538,779)

Loss from operations		—	(19,895,199)	(37,565,204)	(4,538,779)

Interest income		—	1,144,602	11,877,054	1,435,033
Amortization of convertible debt issuance cost		—	—	(3,523,935)	(425,776)
Equity in profit of subsidiaries	1	139,287,530	291,600,766	598,115,396	72,266,706
Investment income		—	—	40,579,577	4,902,988

Income before income tax expense		139,287,530	272,850,169	609,482,888	73,640,172

Income tax expense		—	—	—	—

Net income		139,287,530	272,850,169	609,482,888	73,640,172

Accretion for Series A and Series A-1 Preferred Shares		—	(24,962,571)	—	—
Income attributable to Series A and Series A-1 Preferred Shareholders		—	(48,358,328)	(82,478,882)	(9,965,430)

Net income attributable to ordinary shareholders		139,287,530	199,529,270	527,004,006	63,674,742

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

CONDENSED BALANCE SHEETS

	2003	2004	2004
	RMB	RMB	US$ (Note 2(3))
ASSETS
Current assets:
Cash and cash equivalents	127,425,789	2,223,987,984	268,711,168
Market securities	—	465,345,461	56,224,909
Due from related parties	1,514,691	69,169,007	8,357,277
Prepayments and other current assets	—	12,758,680	1,541,555

Total current assets	128,940,480	2,771,261,132	334,834,909

Investment in subsidiaries	493,660,673	960,483,662	116,049,497
Other long-term assets	—	47,220,734	5,705,399

Total assets	622,601,153	3,778,965,528	456,589,805

LIABILITIES
Current liabilities:
Other payable and accruals	—	2,020,542	244,130

Convertible debt	—	2,276,175,000	275,016,613

Total liabilities	—	2,278,195,542	275,260,743

Shareholders’ equity
Ordinary shares (US$0.01 par value, 186,000,000 shares authorized, 89,728,818 issued and outstanding as of December 31, 2003; and 139,960,328 issued and outstanding as of December 31, 2004)	7,426,853	11,584,515	1,399,688
Series A and Series A-1 Convertible Preferred Shares	2,488,074	—	—
Additional paid-in capital	425,676,666	1,300,453,557	157,126,026
Deferred share-based compensation	(51,571,508)	(20,623,032)	(2,491,758)
Accumulated other comprehensive gain	—	124,686,211	15,065,089
Retained earnings	238,581,068	84,668,735	10,230,017

Total shareholders’ equity	622,601,153	1,500,769,986	181,329,062

Total liabilities and shareholders’ equity	622,601,153	3,778,965,528	456,589,805

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

	2002	2003	2004	2004
	RMB	RMB	RMB	US$ (Note 2(3))

Net cash provided by (used in) operating activities	—	(3,250,908)	3,790,095	457,934

Net cash used in investing activities	—	(86,222,577)	(236,896,202)	(28,622,751)

Net cash provided by financing activities	—	216,899,274	2,329,668,302	281,479,889

Effect of foreign exchange rate changes on cash	—	—	—	—

Net increase in cash	—	127,425,789	2,096,562,195	253,315,072
Cash, beginning of year	—	—	127,425,789	15,396,096

Cash, end of year	—	127,425,789	2,223,987,984	268,711,168

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(AMOUNTS EXPRESSED IN Renminbi (RMB) UNLESS OTHERWISE STATED)

1. BASIS OF PRESENTATION

     The condensed financial statements of Shanda Interactive Entertainment Limited (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.

     Shanda Holding Limited, formerly known as Spirit High Ventures Ltd., was incorporated in British Virgin Islands as a limited liability company on July 2, 2002. Shanda Interactive Entertainment Limited was incorporated in Cayman Islands on November 17, 2003 and became the holding company through a share purchase agreement in December 2003. Shanda Holding Limited was considered the predecessor of the Company. The Company is generally a holding company of certain subsidiaries and variable interest entities (collectively “Subsidiaries”).

     The Company records its investment in subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in subsidiaries” and the Subsidiaries’ profit or loss are recognized based on the effective shareholding percentage as “Equity in profit of subsidiary companies” on the statement of operations and comprehensive income. For the condensed financial statements of the Company for 2002, the equity in profit of subsidiary companies is based on earnings of subsidiaries for the full year of 2002 although the Company’s predecessor was not incorporated until July 2, 2002. Additionally, the beginning retained earnings for the periods presented includes equity in earnings of all subsidiaries from their respective date of incorporation or date of purchase, as the case maybe.

     The Subsidiaries paid a cash dividend of approximately RMB192.1 million to the Company in 2004.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

     Prior to March 2003, the Company was a shell company and did not have any activities. Operating expenses for the Company for the years ended December 31, 2003 and 2004 mainly represent share-based compensation expense as a result of the options granted to employees in December 2003. Total share-based compensation expense for the years ended December 31, 2003 and 2004 was approximately RMB18,159,000 and RMB28,828,000, respectively.

2. COMMITMENTS

     The Company has long term obligations arising from the issuance of Zero Coupon Senior Convertible Notes due 2014 in October 2004 (See Note 20 of the notes to the consolidated financial statements). There are no other long-term obligations or significant commitments.

3. FOREIGN CURRENCIES

     The unaudited United States dollar (“US$”) amounts disclosed in the financial statement are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2765 on December 31, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2004, or at any other certain rate.