Form 20-F
period 2005-12-31
SHANDA INTERACTIVE ENTERTAINMENT LTD
filed 2006-06-29
CIK 1278308

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to                    .

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report                    .
For the transition period from                    to                    .
Commission file number: 000-50705
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
American Depositary Shares, each representing 2 ordinary shares, par value
$0.01 per share
(Title of each class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 141,982,766 ordinary shares, par value $0.01 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     ☐   Yes            ☑    No
If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
     ☐    Yes            ☑    No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     ☑   Yes            ☐   No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
      ☐   Large accelerated filer           ☑   Accelerated filer           ☐   Non-accelerated filer
Indicate by check mark which financial statement item the registrant has elected to follow:
     ☐  Item 17           ☑  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
     ☐    Yes          ☑  No

Introduction		3

Part I.

Item 1.	Identity of Directors, Senior Management and Advisors	N/A

Item 2.	Offer Statistics and Expected Timetable	N/A

Item 3.	Key Information	5
Item 4.	Information on the Company	32
Item 5.	Operating and Financial Review and Prospects	53
Item 6.	Directors, Senior Management and Employees	80
Item 7.	Major Shareholders and Related Party Transactions	90
Item 8.	Financial Information	100
Item 9.	The Offer and Listing	102
Item 10.	Additional Information	104
Item 11	Quantitative and Qualitative Disclosures About Market Risk	111
Item 12.	Description of Securities Other Than Equity Securities	N/A

Part II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies	N/A

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A

Item 15.	Controls and Procedures	112

Item 16A.	Audit Committee Financial Expert	114
Item 16B.	Code of Ethics	114
Item 16C.	Principal Accountant Fees and Services	115
Item 16D.	Exemptions from the Listing Standards for Audit Committees	115
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	115

Part III.

Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	116
Item 19.	Exhibits	117
EX-4.8 ARENA SOFTWARE I LICENSE AGREEMENT
EX-4.9 ARENA SOFTWARE II LICENSE AGREEMENT
EX-4.10 XINTIANYOU SOFTWARE LICENSING AGREEMENT
EX-4.11 E-SALES SOFTWARE LICENSING AGREEMENT
EX-4.21 EXTENSION AGREEMENT DATED SEPTEMBER 22, 2005
EX-4.24 RESEARCH AND DEVELOPMENT AGREEMENT DATED OCTOBER 31, 2005
EX-4.25 ONLINE GAME DISTRIBUTION AND LICENSE AGREEMENT
EX-4.26 ONLINE GAME DISTRIBUTION AND LICENSE AGREEMENT
EX-4.27 ONLINE GAME DISTRIBUTION AND LICENSE AGREEMENT
EX-4.28 ONLINE GAME DISTRIBUTION AND LICENSE AGREEMENT
EX-4.29 ONLINE GAME DISTRIBUTION AND LICENSE AGREEMENT
EX-4.30 ONLINE GAME DISTRIBUTION AND LICENSE AGREEMENT
EX-4.31 ONLINE GAME DISTRIBUTION AND LICENSE AGREEMENT
EX-4.32 ONLINE GAME DISTRIBUTION AND LICENSE AGREEMENT
EX-4.33 ONLINE GAME DISTRIBUTION AND LICENSE AGREEMENT
EX-4.34 ONLINE GAME DISTRIBUTION AND LICENSE AGREEMENT
EX-4.44 BILLING TECHNOLOGY LICENSE AGREEMENT
EX-4.45 BILLING TECHNOLOGY LICENSE AGREEMENT
EX-4.46 BILLING TECHNOLOGY LICENSE AGREEMENT
EX-4.53 AMENDMENT II TO STRATEGIC CONSULTING SERVICE AGREEMENT
EX-4.54 AMENDMENT III TO STRATEGIC CONSULTING SERVICE AGREEMENT
EX-4.56 ENTRUSTED LOAN AGREEMENT
EX-4.57 LOAN AGREEMENT
EX-4.58 ENTRUSTED LOAN AGREEMENT
EX-4.59 LOAN AGREEMENT
EX-4.60 ENTRUSTED LOAN AGREEMENT
EX-4.61 LOAN AGREEMENT
EX-4.62 LOAN AGREEMENT
EX-4.63 ENTRUSTED LOAN AGREEMENT
EX-4.64 LOAN AGREEMENT
EX-4.65 ENTRUSTED LOAN AGREEMENT
EX-4.66 LOAN AGREEMENT
EX-4.67 COOPERATION AGREEMENT
EX-8.1 LIST OF SUBSIDIARIES
EX-12.1 CERTIFICATION OF CEO
EX-12.2 CERTIFICATION OF CFO
EX-13.1 CERTIFICATION OF CEO AND CFO

Introduction
CONVENTIONS WHICH APPLY TO THIS FORM
     Except where the context otherwise requires and for purposes of this form only:
•	“we,” “us,” “our company” and “our” refer to Shanda Interactive Entertainment Limited, its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our PRC-incorporated affiliates, including Shanghai Shanda Networking Co., Ltd., or Shanda Networking, Nanjing Shanda Networking Co., Ltd., or Nanjing Shanda, and Hangzhou Bianfeng Networking Co., Ltd., or Hangzhou Bianfeng;

•	in certain instances, Shanda Networking, Nanjing Shanda, and Hangzhou Bianfeng are referred to collectively as “our PRC operating companies”;

•	in certain instances, Shanda Networking is referred to as “Shanghai Shanda Internet Development Co., Ltd.”, which is an alternative English translation of its Chinese name;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars” and “US$” are to the legal currency of the United States.
     This form contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 30, 2005 which was RMB8.0702 to US$1.00. We make no representation that the Renminbi amounts referred to in this form could have been or could be converted into U.S. dollars at any particular rate or at all. On June 26, 2006, the noon buying rate was RMB 7.9995 to US$1.00.
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
•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	our projected revenues, earnings, profits and other estimated financial information;

•	expected changes in our margins and certain costs or expenditures;

•	expected acceptance of our new revenue model;

•	our plans to expand and diversify the sources of our revenues;

•	expected changes in the respective shares of our revenues from particular sources;

•	our plans for staffing, research and development and regional focus;

•	the projected economic lifespan of our current games, and our plans to launch games and to develop new games in-house or license additional games from third parties, including the timing of any such launches, development or licenses;

•	our plans to launch new products, including the new EZ series products, EZ content and services, movies and music content;

•	our plans for strategic partnerships with other businesses;

•	our acquisition strategy, and our ability to successfully integrate past or future acquisitions with our existing operations;

•	our estimates of earn-out payments and other obligations relating to our acquisitions and investments;

•	the development of other delivery platforms for online games and other interactive entertainment content and services, including the new EZ series products, online game consoles and mobile phones;

•	competition in the PRC online game industry;

•	the outcome of ongoing, or any future, litigation or arbitration;

•	the outcome of our annual PFIC evaluations;

•	the expected growth in the number of Internet and broadband users in China, growth of personal computer penetration and developments in the ways most people in China access the Internet;

•	changes in PRC governmental preferential tax treatment and financial incentives we currently qualify for and expect to qualify for; and

•	PRC governmental policies relating to media and the Internet and Internet content providers and to the provision of advertising over the Internet.
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
Item 1. Identity of Directors, Senior Management and Advisors
Not Applicable
Item 2. Offer Statistics and Expected Timetable
Not Applicable
Item 3. Key Information
A. SELECTED FINANCIAL DATA
     The following summary consolidated financial information has been derived from our consolidated financial statements included elsewhere in this annual report and from consolidated financial statements previously filed with the United States Securities and Exchange Commission, or the SEC. The summary consolidated financial information for those periods and as of those dates should be read in conjunction with those statements and the accompanying notes and the discussion set forth in Item 5, “Operating and Financial Review and Prospects”.
     Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, reflect our recent reorganization, and have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

	For the year ended December 31,
	2001	2002	2003	2004	2005
	RMB	RMB	RMB	RMB	RMB	US$[1]
	(in thousands)
Consolidated Statements of Operations and Comprehensive Income Data
Net revenues:
Online game net revenues:
MMORPGs	3,871	326,127	580,315	994,664	1,255,341	155,552
Casual	—	—	8,313	214,513	402,968	49,933
Other revenues	681	94	11,352	89,548	238,302	29,529

Total net revenues	4,552	326,221	599,980	1,298,725	1,896,611	235,014
Cost of revenue	(1,970)	(122,081)	(233,701)	(471,184)	(614,427)	(76,134)

Gross profit	2,582	204,140	366,279	827,541	1,282,184	158,880
Operating expenses	(8,917)	(41,516)	(153,106)	(316,579)	(660,285)	(81,818)

Income (loss) operations	(6,335)	162,624	213,173	510,962	621,899	77,062
Interest income and investment income	205	1,112	13,531	63,171	23,127	2,866
Amortization of convertible debt issuance cost	—	—	—	(3,524)	(18,492)	(2,291)
Other income (expense), net	(18)	(1,371)	61,152	83,656	174,903	21,672

Income (loss) before income tax benefits (expenses), equity in loss of affiliated companies, minority interests extraordinary gain	(6,148)	162,365	287,856	654,265	801,437	99,309
Income tax benefits (expenses)	87	(23,077)	(18,647)	(38,941)	(96,711)	(11,984)
Equity in loss of affiliated companies	—	—	—	(4,180)	(544,268)	(67,441)
Minority interests	4,781	—	3,641	(1,661)	4,825	597
Extraordinary gain arising from acquisition of a company	4,516	—	—	—	—	—

Net income	3,236	139,288	272,850	609,483	165,283	20,481

	For the year ended December 31,
	2001	2002	2003	2004	2005
	RMB	RMB	RMB	RMB	RMB	US$[1]
	(in thousands except for per share data)
Earnings per Share Data:
Accretion for preferred shares	—	—	(24,963)	—	—	—
Income attributable to preferred shareholders	—	—	(48,358)	(82,479)	—	—
Income attributable to ordinary shareholders	3,236	139,288	199,529	527,004	165,283	20,481
Earnings per share, basic	0.03	1.39	2.14	4.32	1.17	0.14
Earnings per share, diluted	0.03	1.39	2.07	4.05	1.13	0.14
Earnings per ADS[2], basic	0.06	2.78	4.28	8.64	2.34	0.28
Earnings per ADS[2], diluted	0.06	2.78	4.14	8.10	2.26	0.28

	As of December 31,
	2001	2002	2003	2004[4]	2005
	RMB	RMB	RMB	RMB	RMB	US$[1]
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	7,791	177,040	598,922	3,123,971	949,622	117,670
Working capital[3]	1,841	99,080	459,445	3,200,918	2,742,420	339,821
Total assets	16,300	404,695	928,978	4,291,164	4,470,453	553,945
Total liabilities	9,353	258,629	303,661	2,774,386	2,829,205	350,574
Minority interests	—	—	2,716	6,879	3,389	420
Total shareholders’ equity	6,947	146,066	622,601	1,509,899	1,637,859	202,951

[1]	Translations of RMB amounts into U.S. dollars were made at a rate of RMB8.0702 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005.

[2]	Each ADS represents two ordinary shares.

[3]	Working capital represents total current assets less total current liabilities.

[4]	Certain reclassifications have been made to the consolidated financial statements of the year ended December 31, 2004 to conform to the current year presentation.

EXCHANGE RATE INFORMATION
     The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average	High	Low	Period End

2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2272	8.2769
2004	8.2770	8.2773	8.2765	8.2765
2005	8.1826	8.2765	8.0702	8.0702

	Renminbi per U.S. Dollar Noon Buying Rate
	High	Low
December 2005	8.0808	8.0702
January 2006	8.0702	8.0596
February 2006	8.0616	8.0415
March 2006	8.0505	8.0167
April 2006	8.0248	8.004
May 2006	8.03	8.0005
Source: Federal Reserve Bank of New York
On June 26, 2006, the noon buying rate was RMB7.9995 to US$1.00.
B. CAPITALIZATION AND INDEBTEDNESS
Not Applicable
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not Applicable
D. RISK FACTORS
Risks Relating to our Business
We are substantially dependent on two online games, which accounted for approximately 63.4% of our net revenues in 2005 and which may have a finite commercial lifespan.
     We are dependent upon The Legend of Mir II, or Mir II, and The World of Legend, or Woool, for the majority of our revenue. In 2005, Mir II and Woool accounted for approximately 35.3% and 28.1% of our net revenues, respectively. These and other online games may, however, have finite commercial lifespans. We believe that Mir II, which we commercially launched in the fourth quarter of 2001, has already entered the mature stages of its lifecycle. Woool, which we commercially launched in the fourth quarter of 2003, may also be entering the mature stages of its lifecycle. We believe that the revenue generated by Mir II and Woool will generally continue to decline but may fluctuate in absolute amounts as the games continue to age and as we and our competitors release new games on the market. Nonetheless, we expect to continue to derive a substantial portion of our net revenues from Mir II and Woool through at least 2006. Accordingly, our business, financial condition and results of operations would be materially and adversely affected by any occurrence that leads to a more rapid decline in revenue generated by Mir II and Woool, including but not limited to:
•	any reduction in purchases of in-game items or value-added services by Mir II or Woool users or any decrease in the popularity of either game in the China market due to intensifying competition or other factors;

•	loss of our rights to operate either of these games due to a termination of necessary licenses or other reasons;

•	failure to make improvements, updates or enhancements to Mir II or Woool in a timely manner; or

•	any lasting or prolonged server interruption due to network failures or other factors or any other adverse developments specific to Mir II or Woool.
If we are unable to consistently license or develop additional successful online games, our business, financial condition and results of operations may be materially and adversely affected.
     In order to maintain our long-term profitability and operational success, we must continually license or develop new online games that are attractive to our users to replace our existing online games as they reach the end of their commercial lifespan, which we believe is typically four to five years for successful online games, and two to three years for most other online games.
     Our ability to license successful online games will depend on our ability to identify games that will appeal to our users, the availability of such games at acceptable costs, our ability to compete effectively to attract the licensors of such games, and our ability to obtain government approvals required for the licensing and operation of such games. It is, however, difficult at the testing phase to determine which online games will appeal to our users. In addition, many of the games that are licensed by overseas developers were not designed specifically for China’s online game market, further complicating the task of identifying or implementing games that will appeal to our users. Moreover, due to increased competition among online game operators in China, upfront license fees for licensed games have increased and some licensors are demanding guaranteed minimum royalty payments. We may be unable to fully recover upfront and minimum royalty licensing costs if a licensed game is not popular among users. In 2006, for example, we expect to commercially launch Dungeons and Dragons Online, an MMORPG based upon a well-known American role playing board game. Dungeons and Dragons Online is not, however, as well-known in China as in the United States and the online version of the game, which was designed primarily for the North American market, may not be popular among Chinese online game players.
     Our ability to internally develop successful online games will depend on our ability to anticipate changing consumer tastes and preferences, to adopt new technologies, to attract, retain and motivate talented online game developers and to effectively execute online game development plans. Internal online game development requires substantial initial investment prior to commercial launch of the games as well as a significant commitment of future resources to produce upgrades and expansion packs. As with the licensing costs for third-party games, we may be unable to fully recover development costs if the games are not popular among users.
     We cannot be certain that the games we license from third parties or internally develop will be attractive to users, will be viewed by the regulatory authorities as complying with content restrictions, will be launched as scheduled or will be able to compete with games operated by our competitors. If we are not able to consistently license or develop online games with continuing appeal to users, our future profitability and growth prospects will decline.
If we are unable to maintain stable relationships with the overseas licensors of our online games, we may experience difficulties in the continued operation of our existing licensed games, the extension of existing licenses and the granting of licenses for new games.
     We need to maintain stable working relationships with our overseas licensors in order to ensure the continued smooth operation of our licensed online games and our continued access to new online game licenses. In 2005, we derived approximately 55.1% of our net revenues from online games that were licensed from third parties. We are dependent upon our licensors for the provision of technical support necessary for the operation of the licensed games as well as expansion packs and upgrades that help to sustain interest in a game among online users. In addition, certain marketing activities often require the consent of our licensors. Moreover, certain of our licenses may be terminated upon the occurrence of certain events, such as our material breach of the license. If a licensed game is successful during its initial term of operation, we may be required to negotiate with our licensors to extend that term of operation. Our ability to maintain stable working relationships with our overseas licensors also influences our ability to license new online games developed by the same or other licensors. If we are unable to maintain stable relationships with our overseas licensors, our financial condition and results of operations may be materially and adversely affected.
We or our licensors may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us or our licensors, may materially disrupt our business. In particular, we are currently subject to copyright infringement and unfair competition claims by Wemade and Actoz with respect to Woool, which if determined adversely against us, could cause us to stop operating Woool.
     We cannot be certain that internally developed or licensed online games and other interactive entertainment content do not and will not infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. Of the twelve games that we commercially operated as of December 31, 2005, six are internally developed and six are licensed form third parties. In connection with our EZ initiative, we also cooperate with numerous service and content providers that supply interactive entertainment content, such as movies, music, news and information. We or any of our licensors may become subject to legal proceedings and claims from time to time relating to the intellectual property of others. If we or our licensors are found to have violated the intellectual property rights of others, we may be required to pay damages and be enjoined from using such intellectual property, and we may incur new or additional licensing fees if we wish to continue using the infringing content, or be forced to develop or license alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.

     On October 8, 2003, Wemade Entertainment Co., Ltd. (“Wemade”) filed claims against us in the Beijing First Intermediate People’s Court, or the Beijing Court, with respect to our operation of Woool. Wemade has alleged, among other things, that Woool copied Mir II and elements of the Legend of Mir III, or Mir III, which is another online game that Wemade developed, thereby infringing Wemade’s copyrights in these games. In addition, Wemade has alleged that our operation of Woool violates the PRC Anti-Unfair Competition Law. In particular, Wemade has alleged that the Chinese name for Woool, which includes two characters from the Chinese name for Mir II, misleads users and that we previously encouraged users to switch from Mir II to Woool by permitting the transfer of game characters developed in Mir II to Woool. Wemade has requested the Beijing Court to, among other things, order us to stop our operation of Woool, and to pay its legal fees and related costs incurred in connection with this litigation. On May 24, 2004, the Beijing Court informed us that Actoz Soft Co., Ltd. (“Actoz”) had been joined as a co-plaintiff in these proceedings. On October 14, 2005, the Beijing Court completed a series of hearings in connection with this matter and the parties are now awaiting a decision from the Beijing Court.
     If the Beijing court determines that we have violated the Mir II or Mir III copyrights, we may be required to pay damages as well as the plaintiffs’ legal fees and related costs, each of which may be material. In addition, we may be required to modify portions of Woool or to completely cease operation of Woool, which accounted for approximately 28.1% of our net revenues in 2005. Furthermore, if the Beijing Court determines that we have violated the PRC Anti-Unfair Competition Law, we may be required to modify the Chinese name for Woool. Any lapse in our right to operate Woool in China, or any modifications to the game itself, as a result of this litigation, may have a material adverse effect on our business, financial condition and results of operations.
Negative publicity in China regarding online games could lead to additional government regulations that may have a material and adverse impact on our business, financial condition and results of operations.
     The media in China has reported incidents of violent crimes allegedly inspired by online games, including theft of online game virtual items among users. In addition, incidences of excessive online game playing and allegations that online games distract students and interfere with their education have also been reported in the media. This negative publicity regarding the online game industry has led to several regulatory initiatives and could lead to additional regulation in the future. For example, in July 2005, the Ministry of Culture and the Ministry of Information Industry jointly issued an opinion which requires online game operators to develop systems and softwares for indentity certification, to implement anti-addiction modifications to game rules and to restrict players under eighteen years of age from playing certain games. In August 2005, for example, the State Administration of Press and Publications, or SAPP, proposed an online game anti-addiction system that would have reduced and eliminated experience points that a user can accumulate after three and five hours of consecutive playing, respectively. In March 2006, SAPP amended its proposal to require players to register with their real names and identity card numbers and to apply the anti-addiction system only to players under eighteen years of age. Although the proposal has not yet been formally adopted and compliance is not yet compulsory for online game operators, these and other regulations may be implemented in response to negative publicity and such regulations could have a material and adverse impact on our business, financial condition and results of operations.
We face significant competition which could reduce our market share and adversely affect our business, financial condition and results of operations.
     The online game market in China is increasingly competitive. Our results of operations to date may be a result, in part, of a first-mover advantage which may not continue to be available to us. A significant number of competitors have entered the online game business in China. We expect more companies to enter the market and we expect a wider range of online games to be introduced to the China market. Competition from other online game operators, both based in China as well as overseas, is likely to increase in the future. Other online game operators or developers, such as China-based Netease and The9, as well as overseas-based Electronic Arts and NCsoft, are current, or potential future, competitors. As the online game industry in China is relatively new and constantly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other commercial relationships with, larger, well-established and well-financed companies and therefore obtain significantly greater financial, marketing and game licensing and development resources than we have. In addition, increased competition in the online game industry in China could make it difficult for us to retain existing users and attract new users. Moreover, game consoles that have achieved significant successes in markets other than China have not yet formally entered the market in China due to regulatory and other concerns. If these game consoles, many of which are strengthening their online game features, formally enter the market in China, we would face additional competition. We also compete with other forms of entertainment, such as television and movies. If we are unable to compete effectively in China’s online game market as well as China’s entertainment market, our business, financial condition and results of operations could be materially and adversely affected.
We may not be able to successfully implement our growth strategies, including our EZ initiative, which may materially and adversely affect our business, financial condition and results of operations.
     In 2005, as part of our transition from a pure online game operator to an interactive entertainment media company, we introduced the EZ initiative as an integral part of our home strategy. The EZ initiative involves broadening our interactive entertainment services and content offerings as well as introducing new media platforms over which to deliver our expanded service and content offerings to end users. Our EZ initiative includes introducing new products and services for which there are no established markets. Our ability to successfully implement our EZ initiative will depend upon our success in educating consumers on the value of these new products and services. Many consumers in China may, nonetheless, regard some of the new products as too expensive. In addition, we lack experience and expertise with respect to some of the EZ series products and services. For example, we do not have experience or expertise in distribution, marketing, inventory management or warranty support for consumer electronic products. Although in executing the EZ initiative we will cooperate with consumer electronics manufactures that do have such experience and expertise, our lack of such knowledge internally may prove to be a material disadvantage. We cannot assure you that we will be able to deliver the new EZ series products and services on a commercially viable basis or in a timely manner, or at all. Moreover, execution of the EZ initiative requires a significant amount of managerial time and energy. Pursuit of the EZ initiative, and other growth strategies, may divert senior management’s focus away from our core online game business to the detriment of such business. If we are unable to successfully implement our growth strategies, our revenue and profitability will not grow as we expect, which may have a material and adverse effect on our business, financial condition and results of operations.
The recent change to the revenue model for our leading MMORPGs may reduce the amount of revenue that otherwise would have been generated by these games, thereby negatively affecting our financial condition and results of operations.
     In late November 2005, we replaced the pay-to-play revenue model with a free-to-play and pay-for in-game value-added services revenue model for three of our leading MMORPGs: Mir II, Woool and Magical Land. Going forward, we will consider adopting this new revenue model for our other existing MMORPGs, depending on the game type and lifecycle. We have also adopted this revenue model for our casual games. Under the new model, end users are able to play the basic functions of these MMORPGs for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. Unaudited revenue generated by these three MMORPGs declined from RMB 320.2 million in the third quarter of 2005, to RMB 220.9 million in the fourth quarter of 2005, to RMB 216.8 million in the first quarter of 2006. Unaudited deferred revenues, which represents cash received from the purchase of pre-paid cards that have not yet been used to play our games or purchase in-game items and value-added services, declined from RMB 267.2 million in the third quarter of 2005, to RMB 172.5 million in the fourth quarter of 2005 and increased to RMB 206.0 million in the first quarter of 2006. Although we believe that adopting this new revenue model will benefit our company in the long run, we cannot assure that the new revenue model will be successful, or that it will not have a negative impact on our financial condition and results of operations. Any material reduction in revenue would have a material and adverse affect on our financial condition and results of operations.
There are risks associated with our pursuit of growth through acquisitions and strategic investments.
     In recent years we have pursued, and in the future we may continue to pursue, growth through acquisitions and strategic investments. We acquired or invested in eight businesses in 2004 and 2005 with a total value of US$421.0 million. In May 2005, we completed the second step of a two-step acquisition of Shanghai Haofang Online Information Technology Co., Ltd., or Haofang, at a total purchase price of US$56.0 million. In February 2005, we completed our purchase of an approximately 19.5% stake in Sina Corp, or Sina, at a total purchase price of US$227.6 million. In February 2005, we also completed the purchase of a 29% stake in Actoz, increasing our total stake to approximately 38.1%, at a total purchase price at US$106.1 million. In July 2004, we acquired Hangzhou Bianfeng Software Co., Ltd., or Bianfeng, at a total purchase price of US$20.0 million. For more information on our acquisitions, see “Recent Acqusitions” in Item 5 “Operating and Financial Review and Prospects” and “ History and Development of the Company ” in Item 4 “Information on the Company”. These acquired or invested companies operate businesses that complement our core online game business or represent related but new lines of business. We may, however, fail to realize the synergies contemplated at the time of executing these transactions, which could negatively impact our financial condition and results of operations. For example, we completed the purchase of our controlling stake in Actoz, the co-owner of Mir II, in February 2005, for a total consideration of RMB878.0 million (US$106.1 million), which represented an 81% premium over the open market price at the time that we entered into the purchase agreement in October 2004. In the fourth quarter of 2005, however, we recorded a non-cash impairment charge of RMB521.5 million (US$64.6 million) to reflect the fair value of our 38.1% stake in Actoz. We recognized the impairment charge primarily as a result of the continued decline in royalties payable to Actoz from our operation of Mir II in China. The decision to recognize impairment was also influenced by the decline in market price for shares of Actoz, which in the fourth quarter of 2005 was determined to be other than temporary, mainly due to the continued decline in Mir II royalties. Additional risks associated with acquisitions and strategic investments include the following:
•	It may be difficult to assimilate the operations and personnel of an acquired business into our own business;

•	Management information and accounting systems of an acquired business must be integrated into our current systems;

•	Our management must devote its attention to assimilating the acquired business, which diverts attention from other business concerns; and

•	We may be unable to complete transactions that we initiate.
     We cannot assure you that we will have the ability to effectively integrate the operation of the acquired companies into our own and achieve the synergies contemplated at the time of entering into these transactions. If we are unable to achieve the synergies contemplated at the time of acquiring these businesses, the carrying value of the acquired companies may not be recoverable. We are required by U.S. GAAP to review the impairment at least on an annual basis. If an impairment is determined and charged to the earnings in our financial statements, our financial condition and results of operations may be materially and adversely affected.
There have been historical deficiencies with our internal controls, including material weaknesses, and our internal controls require significant improvement. If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud or restatement of previously reported financial results, and investor confidence and the market price of our ADSs may be adversely impacted.
     In the course of their audit of our 2005 operating results, our auditors identified a number of control deficiencies. The substantial majority of these control deficiencies constituted material weaknesses and significant deficiencies in the design or operation of our internal controls that, in our management and independent auditors’ judgment, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. For a description of these deficiencies and material weaknesses, see Item 15 “Controls and Procedures”.
     We must continue to improve our internal controls. If we fail to timely implement solutions to these control deficiencies and other weaknesses in our internal controls or fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud or prevent potential restatements of or adjustments to previously reported or announced operating results and investor confidence and the market price of our ADSs may be adversely impacted.
     In addition, at the end of 2006, we will become subject to Section 404 of the Sarbanes-Oxley Act of 2002 with respect to the evaluation of the effectiveness of our internal control over financial reporting. We cannot be certain as to the timing of completion of our evaluation, testing and any remedial actions with respect to our internal control over financial reporting or the impact of the same on our operations. If we fail to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may be unable to provide a written attestation as to the effectiveness of our internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur significant costs in improving our internal control system and the hiring of additional personnel. Any such action could increase our costs relative to our revenues, thereby reducing our operating margins and could negatively affect the market price of our ADSs.

Operation of pirate game servers and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.
     We continue to face challenges from pirate game servers, which are game servers that operate unauthorized copies of our online games and permit users to play those games without purchasing pre-paid game cards from us. We have detected the operation by pirate servers of unauthorized copies of various of our leading games. In September 2002, for example, we discovered that the server-end software of Mir II was unlawfully released into the China market. This software leak enabled unauthorized third parties to set up local server networks to operate Mir II, which we believe continue to divert a significant number of users of one of our most popular online games away from us. Although we have made efforts to shutdown pirate servers across China, the intellectual property enforcement regime in China is not as robust as that of the United States, and we continue to face considerable challenges when attempting to enforce our intellectual property rights. Enforcement actions generally require cooperation from local authorities, which are not always willing to use their limited resources to enforce the intellectual property rights of national corporations against individuals or companies in their districts. In addition, detailed comparisons of software codes and litigation proceedings are often necessary to enforce our intellectual property rights, which sometimes result in substantial costs. Despite our efforts to shutdown pirate servers, we believe that a significant number of pirate game servers continue to operate unauthorized copies of our online games. The continued operation of our leading games by pirate game servers, or the operation of any new games that we may introduce by pirate servers, may materially and adversely affect our business, financial condition and results of operations.
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
     Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. We maintain a distributed server network architecture with third party service providers hosting servers in more than one hundred cities throughout China. Most of the servers handling log in, and all servers handling billing and data backup matters for us, are hosted and maintained by third party service providers in Shanghai. We do not maintain full backup for our server network hardware. Major risks involved in such network infrastructure include:
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
     Online payment systems in China are in a developmental stage and are not as widely available or acceptable to consumers in China as in the United States. As a result, we rely heavily on a multi-layer distribution and payment network composed of third party distributors for our sales to, and collection of payment from, our users. As we do not enter into long-term agreements with any of our distributors, we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain a stable and efficient distribution and payment network, our business, financial condition and results of operations could be materially and adversely affected.
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
Our business could suffer if we do not successfully manage our growth.
     Our recent growth has placed significant strain on our management, operational, financial and other resources. For example, the total number of our employees increased from 562 as of December 31, 2003 to 1429 as of December 31, 2004, and to 2392 as of December 31, 2005. In addition, certain of our directors, officers and key employees that have recently joined our company will need time to learn our business and successfully integrate themselves into our company. In addition, as a result of our growth we need to continue to develop and expand our financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

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
     Certain of our PRC companies, including Shengqu, Shanda Networking, Hangzhou Bianfeng and Nanjing Shanda, enjoy preferential tax treatments, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. These four subsidiaries, Shengqu, Shanda Networking, Hangzhou Bianfeng and Nanjing Shanda benefit from a 15% preferential income tax rate. In addition, Shengqu was granted an income tax exemption for 2003 and 2004, followed by a three year tax holiday during which it is subject to a 7.5% preferential income tax rate; Hangzhou Bianfeng was granted an income tax exemption in the second quarter of 2006 for 2005; and Nanjing Shanda was granted an income tax exemption in the third quarter of 2005 for 2005 and 2006. After receiving approval for tax exemption treatment, income tax already paid in 2005 by Hangzhou Bianfeng and Nanjing Shanda prior to receipt of approval has been refunded in the second quarter of 2006 and in the third quarter of 2005, respectively. As a result of these preferential tax treatments, our effective income tax rate for 2005 was 12.1%. Nanjing Shanda must continue to meet a number of financial and non-financial criteria to qualify as a new high technology company for its current and future tax holidays.
     In 2004 and 2005 we also received aggregate government financial incentives of RMB88.1 million and RMB137.3 million (US$17.0 million), respectively, which were calculated with reference to taxable revenue and taxable income. For Shengqu and Shanda Networking, these incentives have a term of 3 years with respect to incentives granted with reference to taxable revenue on which we pay business tax and 8 years for incentives granted with reference to taxable income on which we pay income tax. Eligibility for the government financial incentives we receive requires that we continue to meet a number of financial and non-financial criteria and our continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these government financial incentives, generally with prospective effect. If we had not received these government financial incentives in 2004, our income before income tax expenses, equity in loss of affiliated companies, and minority interests would have been RMB566.2 million, a decrease of 13.5% from the reported amount. If we had not received these government financial incentives in 2005, our income before income tax expenses, equity in loss of affiliated companies, and minority interests would have been RMB664.1 million (US$82.3 million), a decrease of 17.1% from the reported amount. As the receipt of these government financial incentives are subject to periodic time lags and inconsistent municipal government practice on payment times, for so long as we continue to receive these government financial incentives, our net income in a particular quarter may be higher or lower relative to other quarters based on the potentially uneven receipt by us of these government financial incentives in addition to any business or operating related factors we may otherwise experience.
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
     Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign-investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. If we are classified as a PFIC in any taxable year in which you hold our ADSs and you are a U.S. investor, you would generally be taxed at higher ordinary income, rather than lower capital gain rates, if you dispose of ADSs at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirements.
     We believe that we were not a PFIC for the taxable year 2005. Although in the past we have operated our business, and in the future we intend to operate our business, so as to minimize the risk of being classified as a PFIC, there can be no assurance that we will not be a PFIC for the taxable year 2006 and/or later taxable years, as PFIC status is re-tested each year and depends on our assets and income in such year. For example, we would be a PFIC for the taxable year 2006 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering and debt offerings that exceed the immediate capital needs of our active online business is substantial in comparison with the gross income from our business operations.
     We cannot assure you that we will not be a PFIC for 2006 or any future taxable year. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please, see the subsection “Taxation” included in Item 10 “Additional Information”.

We may be required to take significant actions that are contrary to our business objectives to avoid being deemed an investment company as defined under the Investment Company Act.
     Generally, the Investment Company Act provides that a company is not an investment company and is not required to register under the Investment Company Act as an investment company if:
•	the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than those of investing, reinvesting, owning, holding or trading in securities; and

•	40% or less of the fair market value of the company’s assets is represented by investment securities.
     We believe that we are engaged primarily in the businesses of, among other things, developing and operating online games. In addition, less than 40% of the fair market value of our assets is represented by investment securities. As a result, we believe, that we are not an investment company as that term is defined under the Investment Company Act. We may, however, be required to take significant actions that are contrary to our business objectives to avoid being deemed an investment company in the future. We may, for example, need to hold a significant portion of our assets and invest portions of our cash flows in low-yielding investments or we may need to acquire additional income or loss generating assets that we might not otherwise have acquired. In addition, we may need to sell all or a portion of our minority investments in Actoz or Sina, or forego opportunities to acquire minority interests in other companies that could be important to our strategy.
     The Investment Company Act also contains substantive regulations with respect to investment companies including restrictions on their capital structure, operations, transactions with affiliates and other matters which would be incompatible with our operations. If we were to be deemed an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. We could also be subject to other adverse consequences.
Changes to existing accounting pronouncements, including SFAS 123R, or practices may adversely affect our reported results of operations or how we conduct our business.
     A change in accounting pronouncements or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. Pursuant to SEC rules, we are required to implement the Statement of Financial Accounting Standards No. 123 (revised 2004), “Accounting for Share Based Compensation” (“SFAS 123R”) starting in the first quarter of 2006. SFAS 123R requires us to measure compensation costs for all share-based compensation at fair value and take compensation charges equal to that value. The requirement to measure compensation costs for all share-based compensation under SFAS 123R could negatively affect our profitability and the trading price of our ADSs. SFAS 123R and the impact of expensing on our reported results could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. This change to existing rules, future changes, if any, or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

We have limited business insurance coverage in China.
     The insurance industry in China is still at an early stage of development. In particular, PRC insurance companies do not offer extensive business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of resources.
Risks Relating to Regulation of the Internet and to Our Structure
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online game industry, we could be subject to severe penalties.
     PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes operating online games, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China or to provide Internet information content, such as online advertising. We are a Cayman Islands exempted company and we conduct our operations in China primarily through Shengqu, our indirectly wholly owned subsidiary. We and Shengqu are foreign or foreign-invested enterprises under PRC law and accordingly are ineligible to apply for a license to operate online games or to sell online advertising. In order to comply with foreign ownership restrictions, we operate our online game business in China through Shanda Networking, which is wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our executive senior vice president, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Shanda Networking, Nanjing Shanda, Hangzhou Bianfeng, or our PRC operating companies, and other subsidiaries of Shanda Networking hold the licenses and approvals that are required to operate our online game business and to sell online advertising on our web pages and Shengqu owns the substantial majority of physical assets. Shengqu has entered into a series of contractual arrangements with Shanda Networking and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanda Networking and accordingly we consolidate the results of operations of Shanda Networking and its subsidiaries in our financial statements. For a description of these contractual arrangements, see “Organizational Structure” in Item 4, “Information on the Company” and Item 7 “Major Shareholders and Related Party Transactions”.
     We believe that (1) the ownership structures of our company, Shengqu, and our PRC operating companies are in compliance with existing PRC laws and regulations; (2) our contractual arrangements with Shanda Networking and its shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (3) the business operations of our company, Shengqu, and our PRC operating companies, as described in this annual report, are in compliance with existing PRC laws and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to our view. If we, Shengqu, or any of our PRC operating companies are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:
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
The contractual arrangements related to critical aspects of our operations with Shanda Networking and its shareholders, Tianqiao Chen and Danian Chen, may not be as effective in providing operational control as direct ownership.
     We rely on contractual arrangements with Shanda Networking and its shareholders, Tianqiao Chen and Danian Chen, to operate our business. These contractual arrangements may not be as effective as direct ownership in providing us control over PRC operating companies. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to effect changes in the board of Shanda Networking, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Shanda Networking or Tianqiao Chen or Danian Chen fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective.
     All of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may be unable to exert effective control over our PRC operating companies, and our ability to conduct our business may be negatively affected.
The entire share capital of Shanda Networking is held by our controlling shareholders, who may cause the agreements between our company and Shanda Networking to be amended in a manner that is adverse to us.
     We conduct substantially all of our operations, and generate substantially all of our revenues, through our PRC operating companies. Our control over these entities is based upon contractual arrangements with Shanda Networking and its shareholders that provide us with the substantial ability to control Shanda Networking. The two shareholders of Shanda Networking, Tianqiao Chen and Danian Chen, are also our controlling shareholders. As a result, Tianqiao Chen and Danian Chen may be able to cause these agreements to be amended in a manner that will be adverse to our company, or may be able to prevent these agreements from being renewed, even if their renewal would be beneficial for us. Although we have entered into an agreement that prevents the amendment of these agreements without the approval of our audit committee, which is comprised of independent directors, we can provide no assurances that these agreements will not be amended in the future to contain terms that may be adverse to our interests.

Our arrangements with our PRC operating companies may be subject to scrutiny by the PRC tax authorities for transfer pricing adjustments.
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
     As a result, any transfer pricing adjustment could have a material and adverse impact upon our financial condition.
Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiary and our PRC operating companies, which could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese affiliated entity to another in a timely manner.
     We are a Cayman Islands holding company and substantially all of our operations are conducted through our subsidiary, Shengqu, and our PRC operating companies. We rely principally on dividends and other distributions on equity paid by Shengqu for our cash requirements, including the funds necessary to allow us to pay dividends on the shares underlying our ADSs and the funds necessary to service any debt we may incur, or financing we may need for operations other than through Shengqu. If Shengqu incurs debt on its own behalf in the future, the instruments governing the debt may restrict Shengqu’s ability to pay dividends or make other distributions to the intermediate holding company and thus to us. We generate substantially all of our revenues through contractual arrangements with our PRC operating companies. However, PRC governmental authorities may require us to amend these contractual arrangements in a manner that would materially and adversely affect Shengqu’s ability to pay dividends and other distributions to us. Furthermore, PRC legal restrictions permit payments of dividends by Shengqu only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, Shengqu is also required to set aside a portion of its net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiary and our affiliated PRC entities are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1,081.6 million (US$134.0 million), or 66.0%, of our total consolidated net assets as of December 31, 2005. Any limitation on the ability of our PRC subsidiary and our affiliated PRC entities to transfer funds to us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.
     In addition, any transfer of funds from us to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. It is not permitted under PRC law for our PRC subsidiary and our PRC operating companies to directly lend money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiary and PRC operating companies. These limitations on the free flow of funds between us and our PRC entities could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese entity to another in a timely manner.
Recent PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.
     Regulations were recently promulgated by the State Administration of Foreign Exchange, or SAFE, that require registration with local SAFE offices in connection with direct or indirect offshore investment by PRC residents, including PRC individual residents and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and also apply to our prior and future offshore acquisitions. In particular, the SAFE regulations require PRC Residents to file with competent SAFE offices information about offshore companies in which they have directly or indirectly invested and to make follow-up filings in connection with certain material transactions involving such offshore companies, such as increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, or external guarantees, or other material events that do not involve return investment.
     The SAFE regulations retroactively require registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies. If a PRC resident with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.
     Our major shareholders who are PRC residents, or whose shares are beneficially owned by PRC residents, have completed foreign exchange registration with the local Shanghai Foreign Exchange Bureau according to these SAFE regulations. As a result of the newness of the regulations and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how the regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We are committed to complying and to ensuring that our shareholders who are subject to the regulations comply with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulations or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross border investment activities, limit our

PRC subsidiary, Shengqu, to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute dividend to you could be materially and adversely affected.
The laws and regulations governing the online game industry and related businesses in China are developing and subject to future changes. If we or any of our PRC operating companies fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.
     The Internet industry, including the operation of online games, in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, the Ministry of Information Industry, the State Administration of Industry and Commerce, the Ministry of Culture, the State Press and Publication Administration, the State Administration of Radio, Film and Television, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and online game industries.
     Our PRC operating companies are required to obtain applicable permits or approvals from different regulatory authorities in order to provide their services. For example, an Internet content provider, or ICP, must obtain an ICP license from the Ministry of Information Industry in order to engage in any commercial ICP operations within China. An online game operator must also obtain a license from the Ministry of Culture and a license from the State Press and Publication Administration in order to distribute games through the Internet. In addition, in connection with our launch of certain EZ series products, which offer video and audio content, such as music and movies, our PRC operating companies may need to obtain a license from the State Administration of Radio, Film and Television. We understand, however, that companies that are not state-owned may not be able to obtain such license. If any of our PRC operating companies fails to obtain or maintain any of the required permits or approvals, they may be subject to various penalties, including fines and the discontinuation or restriction of their operations. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.
     We currently operate a large number of websites, the domain names of which are registered under the names of Shengqu and our other PRC-incorporated affiliates. In order to streamline and optimize our Internet publication businesses, we have started to put all of our Internet publication businesses, including our editing, content supervision, publication, and other related businesses, under Shanda Networking. We have reported to the Ministry of Information Industry of the change and Shanda Networking has applied to the State Press and Publications Administration for expanding its Internet publication license from the publication of online games to encompass books, newspapers, periodicals, music and video products, works in the fields of literature, art, natural science, social science, engineering, and other electronic publications. We believe that Shanda Networking has satisfied all qualifications required to obtain the permission for license expansion and we do not believe that, while its application is pending, the regulatory authorities will take any action against it. However, we cannot assure you that it will obtain this approval or that the regulatory authority will not take any action against it.
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
     China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has stopped the distribution of information through the Internet that it believes violates PRC law. The Ministry of Information Industry, the State Press and Publication Administration and the Ministry of Culture have promulgated regulations that prohibit games from being distributed through the Internet if the games contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. In addition, certain PRC social organizations have recently discussed the possibility of implementing a rating system for online games. The effect that such a system could have on our business is unclear.
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
     In April 2001, the PRC government began tightening its regulation and supervision of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. The PRC government has also imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. Moreover, the State Administration of Industry and Commerce, one of the government agencies in charge of Internet cafe licensing, and other government agencies jointly issued a notice in February 2004 suspending the issuance of new Internet cafe licenses for a period of six months. Although the six-month period is over, in practice, to obtain a license for setting up a new Internet café remains very difficult. It is unclear when this suspension will be lifted, if at all. So long as Internet cafes are the primary venue for our users to play online games, any reduction in the number, or slowdown in the growth, of Internet cafes in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues and expand our customer base, thereby reducing our profitability and growth prospects.

Currently there are no laws or regulations in the PRC specifically governing virtual asset property rights and therefore, it is not clear what liabilities, if any, online game operators may have for virtual assets.
     In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our users’ game characters, are acquired and accumulated. Such virtual assets can be important to online game players and in some cases are exchanged between players for monetary value. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service or by a network crash. Currently there are no PRC laws and regulations specifically governing virtual asset property rights. As a result, it is unclear who is the legal owner of virtual assets and whether and how the ownership of virtual assets is protected by law. In case of a loss of virtual assets, we may be sued by online game players and may be held liable for damages, which may negatively affect our business, financial condition and results of operations.
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
     The PRC economy differs from the economies of most developed countries in many respects, including in the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past twenty-five years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented numerous measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
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
     The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic and business matters. The overall effect of legislation over the past 26 years has been a significant enhancement of the protections afforded to various forms of foreign-invested enterprises in mainland China. Our PRC operating subsidiary, Shengqu, is a wholly foreign owned enterprise, or WFOE, which is an enterprise incorporated in mainland China and wholly-owned by foreign investors. Shengqu is subject to laws and regulations applicable to foreign investment in mainland China in general and laws and regulations applicable to WFOEs in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.
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
     Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an approximate 3.0% appreciation of the Renminbi against the U.S. dollar as of March 21, 2006 when compared with the exchange rate in effect in March, 2005. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further reevaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of Renminbi against the U.S. dollars could negatively impact our results of operations. Moreover, we do have material monetary assets and liabilities denominated in U.S. dollars, which mainly consists of the investments in marketable securities, affiliated companies and the convertible notes payable. The fluctuation of foreign exchange rate affects the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, appreciation of Renminbi against U.S. dollars results in a foreign exchange loss for monetary assets denominated in U.S. dollars, and a foreign exchange gain for monetary liabilities denominated in U.S. dollars. On the contrary, devaluation of Renminbi against U.S. dollars results in a foreign exchange gain for monetary assets denominated in U.S. dollars, and a foreign exchange loss for monetary liabilities denominated in U.S. dollars.
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
     In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars. Conversely, an increase in the value of the Renminbi could increase our reported earnings in U.S. dollar terms without a fundamental change in our business or operating performance.
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

You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in the prospectus.
     We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.
Any future outbreak of avian flu or severe acute respiratory syndrome in China or similar adverse public health developments may severely disrupt our business and operations.
     Adverse public health epidemics or pandemics could disrupt businesses and national economies in China. For example, from December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. The World Health Organization has announced that there is a high likelihood of an outbreak of avian flu, with the potential to be as disruptive if not more disruptive than SARS. Any recurrence of the SARS outbreak, an avian flu outbreak, or development of a similar health hazard in China, may have disruptive effects on consumer spending. In addition, health or other government regulation may require temporary closure of our offices and operations. Such outbreak may also cause the sickness or death of our key management and employees. Any of such occurrences would adversely affect our business and results of operations.
Risks Relating to our ADSs
One shareholder has significant control over the outcome of our shareholder votes.
     As of March 31, 2006, Skyline Media beneficially owned approximately 57% of our outstanding equity interests. Accordingly, Skyline Media has and is expected to maintain significant control over the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.
If our controlling shareholder, Skyline Media ,which holds approximately 57% of our ordinary shares, chose to dispose of a material portion of the ordinary shares that it holds, the prevailing market price for our securities may decline.
     As of March 31, 2006, Skyline Media beneficially owned 81,070,090 of our ordinary shares, representing approximately 57% of our outstanding ordinary shares. The beneficial owners of Skyline Media are Tianqiao Chen, our chairman and chief executive officer, Danian Chen, our executive senior vice president and the brother of Tianqiao Chen, and Qianqian Luo, our director and the wife of Tianqiao Chen. Tianqiao Chen and Qianqian Luo beneficially own an additional 1,866,338 of our ordinary shares through DBS Trustees Ltd as trustee for the Jade Trust and Danian Chen beneficially owns an additional 951,170 of our ordinary shares through DBS Trustees Ltd as trustee for the Chifeng Trust.

     In June 2005, Jade Trust adopted pre-arranged stock trading plans in accordance with Rule10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, and the Company’s trading policy with respect to sales of the Company’s securities by insiders. As of March 31, 2006, 322,000 ordinary shares had been sold pursuant to the 10b5-1 plan, which will expire on August 15, 2006 if it is not renewed. If Skyline Media chooses to sell a material portion of the ordinary shares that it holds, or indicate its intention to do so, the prevailing market price for our securities may decline.
The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.
     The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering in May 2004, the sale prices of our ADSs on the Nasdaq National Market ranged from US$10.58 to US$45.40 per ADS and the last reported sale price on June 26, 2006 was US$13.71. Our ADS price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. In addition, the existence of our Zero Coupon Senior Convertible Notes due 2014 that we issued in October 2004, or the convertible notes, may encourage short selling in our ADSs by market participants because the conversion of the convertible notes could depress the price of our ADSs.
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
You may be subject to limitations on transfer of your ADSs
     Your ADSs represented by American Depositary Receipts are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer, or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Your right as a holder of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.
Risks Relating to our Zero Coupon Senior Convertible Notes
We may not have the ability to repurchase our Zero Coupon Senior Convertible Notes in cash if holders exercise their repurchase rights on October 15, 2007.
     In October 2004, we issued US$275 million Zero Coupon Senior Convertible Notes, or the convertible notes. The holders of the notes have the right to require us to repurchase all or a portion of their notes on October 15, 2007 at a repurchase price equal to 100% of the principal amount of notes to be repurchased, plus accrued and unpaid interest and liquidated damages, if any. As of March 31, 2006, we had RMB817.3 million (US$101.3 million) in cash and cash equivalents, RMB68.1 million (US$8.4 million) in short-term investment and RMB2,211.8 million (US$274.1 million)in marketable securities, which includes our minority investments in Sina Corporation, or Sina. The trading prices for the securities have been and may continue to be subject to wide fluctuations. Financial markets in general, and the market price for Internet-related companies in particular, have experienced extreme volatility that is often unrelated to the operating performance of such companies. In addition, the relatively large size of our investments in Sina may inhibit our ability to sell as many of these securities as we might want to sell at an acceptable price or at all. If our resources are insufficient to satisfy our cash requirements for repurchase of the notes, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased interest rate risk and debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you, however, that future financing will be available in amounts or on terms acceptable to us, if at all. As a result, we may not have sufficient funds to make the required repurchase in cash. Our failure to repurchase tendered notes would constitute an event of default under the Indenture for the notes, which might constitute a default under any other obligations we may have at that time.
Item 4. Information on the Company
A. HISTORY AND DEVELOPMENT OF THE COMPANY
     Our business was founded in December 1999 when Tianqiao Chen and Danian Chen established Shanda Networking, initially focusing on investments relating to the development and operation of a Chinese language online virtual community. In November 2004, we incorporated Shanda Interactive Entertainment Limited in the Cayman Islands.
     Our principal executive offices are located at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, China. Our telephone number is (86-21) 5050 4740. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, Now York 10011.
     In November 2001, we commercially launched Mir II, our first massively multiplayer online role-playing game, or MMORPG. In March 2003, we commercially launched Fortress II, our first casual game, and in October 2003, we launched Woool, our first in-house developed online game. As of December 31, 2005, Shanda commercially operates twelve online games, including seven MMORPGs and five casual games. In 2005, total peak concurrent users for all Shanda games in commercial service reached 2.68 million.
     In addition to our comprehensive online game portfolio, in 2005 Shanda introduced the EZ Center platform, a unified software solution on top of our service platform that integrates entertainment and informational content from the Internet and provide users with access to such content through a user-friendly interface. For more information on the EZ initiative, see also “Business Overview” in Item 4 “Information on the Company, Item 5 “Operating and Financial Review and Prospects,” and Item 3 “Risk Factors”.
     In the fourth quarter of 2005, we adopted a free-to-play and pay-for in-game value-added services revenue model for three of our MMORPGs: Mir II, Magical Land and Woool. Going forward, we will consider adopting this new revenue model for our other existing MMORPGs, depending on the game type and lifecycle. For more information on the new revenue model, see also “Business Overview” in Item 4 “Information on the Company”, Item 5 “Operating and Financial Review and Prospects,” and Item 3 “Risk Factors”.
     As part of our efforts to further broaden our content offerings and expedite our growth, we have developed our business through a number of strategic acquisitions and investments, including the following:
•	In November 2005, we acquired Wenzhou Chuangjia Technology Co., Ltd., or Gametea, which develops chess and board games and operates Gametea, a casual game platform in China;

•	In May 2005, we completed the second step of a two-step acquisition of Shanghai Haofang Online Information Technology Co. Ltd., or Haofang, the operator of the largest network PC game platform in China;

•	In February 2005, we completed our purchase of an approximately 19.5% stake in Sina Corp, or Sina, an online media company and value-added service provider in China;

•	In February 2005, we also completed the purchase of a 29% stake in Actoz, a Korean developer, operator and publisher of online games, increasing our total stake to approximately 38.1%;

•	In October 2004, we completed the second step of a two-step acquisition of Beijing Digital Red Software Application Technology Co., Ltd., or Digital Red, a developer of mobile phone games;

•	In September 2004, we acquired Shanghai Xuanting Entertainment Information Technology Co., Ltd., which operates Qidian, an online literature forum; and

•	In July 2004, we acquired Hangzhou Bianfeng Software Co. Ltd., or Bianfeng, a developer and operator of online chess and board games in China.
B. BUSINESS OVERVIEW
     Shanda Interactive Entertainment Limited is an interactive entertainment company and one of the largest operators of online games in China. In addition to our portfolio of online games that users play over the Internet, we provide users with access to additional content and services through our EZ Center platform, including literature, music, movies, radio, finance, e-commerce, travel, news and educational programs.

     Our core online game business includes the operation of online games that are either licensed from third-parties or developed in-house. In 2005, our commercially launched games had approximately 2.68 million peak concurrent users and 1.38 million average concurrent users. In 2005, we commercially launched three new MMORPGs, Magical Land, D.O. and R.O and two new casual games, Three Kingdoms and Shanda Richman. In 2005, we also acquired Wenzhou Chuangjia Technology Co., Ltd., or Gametea, a casual game platform offering more than 90 online games, including poker games, board games, mahjong and other contest games. Gametea, together with Bianfeng, a developer and operator of online chess and board games that we acquired in July 2004, had approximately 500,000 peak concurrent users in 2005.
     In late November 2005, we introduced a free-to-play and pay-for in-game value-added services revenue model for three of our leading MMORPGs, Mir II, Woool, and Magical Land. Under the new revenue model, users are able to play the basic functions of an MMORPG for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience.
     In 2005, in connection with our transition from a pure online game operator to an interactive entertainment company, we introduced EZ Center platform as the unified software solution on top of our service platform. It integrates entertainment and informational content from the Internet and provide users with access to such content through a user-friendly interface that has simple intuitive menus, large text and clear graphics. The EZ Pod, which is the first product launched off our EZ Center platform, enables PC users to navigate and access the aggregated Internet content over our EZ Center platfrom using a remote control. As of March 31, 2006, EZ Center platform is still at the trial run stage and we have not yet charged users subscription fees.
     Our operating platform includes our technology infrastructure, distribution and payment system, customer service center, game content management and marketing platform. Our technology infrastructure consists of a nation-wide server network with the capacity to accommodate approximately 6.6 million concurrent online users. Our nation-wide distribution and payment network includes approximately 310,000 distribution points for our pre-paid cards. Our customer service system includes a 24-hour call center and a walk-in customer service center. In addition, for each of our online games we have a separate game content management team which manages the operation of the game and the online community for the game.
Our Content
     Our content offerings primarily consist of online games, including MMORPGs and casual games, as well as online chess and board games, a network PC game platform and wireless games. In addition, through our EZ Center platform we provide users with access to additional content and services including movies, music, literature works, finance and investment information, travel information, news and educational programs. As of March 31, 2006, we have not yet started to charge users for access to content or services over the EZ Center platform.
MMORPGs
     Our MMORPGs are action-adventure based, and draw upon martial arts and combat themes. Each MMORPG creates a virtual world within which players interact with one another inside the game. Typical features of our MMORPGs include the following:
•	players may assume the ongoing role, or alter-ego, of a particular game character, each with different strengths and weaknesses;

•	each game character may gain experience and collect certain game features and items, such as weapons and points, which increases the status and power of the game character and, in the process, builds a strong game identity; the variety of features that are available means that a player is unlikely to “meet” anyone in the virtual world exactly like his or her game character;

•	although each game character may be unique, groups of players may, and often must, form teams or alliances to fulfill certain game objectives, such as quests and missions;

•	game features and items may be “traded” or “sold” within the game, and game characters may take on life-like social experiences such as getting married and forming master/disciple relationships with other players. In addition, players may communicate with each other through our instant messaging service or our chat room during the game on our operation platform which supports all of our online games;

•	special events are held from time to time to stimulate group interest, such as “fortress raids” where players are encouraged to form groups and attack a particular fortress at a specified time; and

•	the game is ultimately never won or lost, but instead continues through a game story that is interactively written by the game developer and players and does not have a natural ending.
     We use two different revenue models to charge users of our MMORPGs. The first revenue model is the traditional subscription-based pay-to-play revenue model, where users purchase pre-paid cards to play for a fixed number of hours or for an unlimited amount of time within a specified number of days. In the fourth quarter of 2005, we adopted a free-to-play and pay-for in-game value-added services revenue model for three of our MMORPGs: Mir II, Woool and Magical Land. Under the new revenue model, users are able to play the basic functions of a MMORPG for free and may choose to purchase in-game value-added services, as well as certain in-game items and premium features, which enhance the game experience. Same as our traditional subscription-based pay-to-play revenue model, payment is collected upon the sale of our pre-paid cards under the new revenue model. However, game points are consumed as users purchase value-added services and in-game items, instead of as users play the games.
     In preparation for the commercial launch of a new game, we conduct closed beta testing of the game in an effort to eliminate technical problems. This closed beta testing is followed by open beta testing in which we allow our registered users to play without charge in open market conditions to ensure performance consistency and stability of operation systems.
     As of December 31, 2005, the following table summarizes the MMORPGs or other massively multiplayer online games that we offer.

Game	Description	Game Source	Date of Commercial Launch
Mir II	Martial arts adventure	Licensed	November 2001
Woool	Martial arts adventure	In-house developed	October 2003
The Sign	3D martial arts adventure	In-house developed	May 2004
The Age	Society simulation	In-house developed	June 2004
Magical Land	Fantasy role-playing	In-house developed	July 2005
D.O.	3D martial arts adventure	Licensed	August 2005
R.O.	Fantasy role-playing	Licensed	September 2005
     In addition to the MMORPGs listed above, we have entered into license agreements to operate two other MMORPGs in China. In April 2005, we entered into a license agreement for the China operation of Dungeons & Dragons Online, a 3-D fantasy role-playing game based on the Hasbro and Wizards of the Coast Dungeons and Dragons franchise, and Archlord, a 3-D martial arts adventure game. We began open beta testing of ArchLord on June 18, 2006, and started closed beta testing of Dungeons & Dragons Online on June 28, 2006.
     In 2005, our MMORPGs in commercial service had approximately 1.03 million peak concurrent users and 672,000 average concurrent users.
Our Casual Games
     Casual games are easier to play than MMORPGs. Casual games are typically session based, meaning that a game can be played to a conclusion within a short period of time. Generally, fewer than ten players may interact with each other in an online casual game. Casual games are an important component of our overall home strategy because casual games attract a broader range of users than MMORPGs, as well as more home users. We believe that casual games provide us with certain benefits and opportunities not typically available through MMORPGs, including:
•	casual games, due to their lower level of complexity and typically shorter duration, provide less-experienced online game players with a means to become familiar with both online game playing and the online game culture without making substantial commitments of time and resources; and

•	casual games are well-suited to use at home, due to their shorter duration and reduced demand for a player’s full attention for prolonged periods, as compared to MMORPGs; as a result, we believe that casual games may contribute to the expansion of the online game culture beyond the Internet cafes and into the homes of users.
     We use the free-to-play and pay-for in-game value-added services revenue model to charge users of our casual games. As a result, users are able to play the basic functions of our casual games for free and may choose to purchase in-game items and premium features, which enhance the game experience.
     As of December 31, 2005, the following table summarizes the casual games that we offer.

Date of Commercial
Game	Description	Game Source	Launch
BNB	Battle	Licensed	August 2003
GetAmped	3D fighting game	Licensed	May 2004
Maple Story	Side-scrolling combat game	Licensed	August 2004
Three Kingdoms	Strategy combat	In-house developed	September 2005
Shanda Richman	3D Strategy Operation	In-house developed	December 2005
     In addition to the casual games listed above, we have entered into license agreements to operate DJ Max and Kong Kong, two South Korean casual games. In February 2006, we also entered into an agreement with Walt Disney Internet Group pursuant to which we have agreed to develop, distribute and operate in China a online casual game based on the magical worlds of Disney and featuring some of Disney’s most popular animated characters. In March 2006, we commercially launched our in-house developed car racing game, Crazy Kart. In addition to these games, we also have a number of casual games under in-house development, which we hope to introduce during 2006.
     In 2005, our commercially launched casual games, excluding the casual games operated by or played on the platforms provided by Bianfeng, Haofang and Gametea, had approximately 825,000 peak concurrent users.

Our Online Chess and Board Games
     Our casual games also include online chess and board games offered through Bianfeng, which we acquired in 2004, and Gametea, which we acquired in 2005. Through Bianfeng and Gametea, we offer a variety of casual games, including card games, board games, mahjong and simple arcade games. In 2005, the casual games operated by Bianfeng and Gametea had approximately 500,000 peak concurrent users.
Network PC Games Platform
     Through Haofang, which we completed the two-step acquisition of in May 2005, we provide a personal computer game network to our end users. Through this platform, users of PC games are able to find and connect through the Internet with other players of the same PC games. This enables users to form a large network through which to interact with others virtually, using software that has network capability. Without such an Internet based network, users of PC games would generally be limited to playing with other users that are either at the same PC or connected through a local area network. Unlike with our MMORPGs and casual games, we do not own or license the content that PC game players use over the Haofang network. Nonetheless, we believe that the Haofang PC game network enhances our overall online game platform. In 2005, the Haofang PC game network had approximately 535,000 peak concurrent users.
Wireless Games
     Through Digital Red, which we completed the two-step acquisition of in October 2004, we develop and offer wireless games to end users of mobile phones. Digital Red has developed approximately 600 wireless games, approximately 400 of which were in distribution as of December 31, 2005. Digital Red primarily distributes its wireless games by pre-loading the games on handsets produced by mobile phone manufacturers and by downloading the games from game portal of the mobile phone service providers.
EZ Content
     In addition to our core online game content, we offer additional content through our EZ Center platform. Through cooperation with more than 100 Internet content and service providers, we provide users with access to an array of content and services that can be grouped into three broad categories:
•	Entertainment, including radio, movies, music, karaoke and literature;

•	Life, including finance, e-commerce, travel and communication programs; and

•	Info-learning, including news and educational programs.
Sources of Content
Game Licensing
     We license games from developers in various countries where online game use is relatively established. We monitor each of the South Korean, Japanese, United States and European markets to identify and source new online games. Prior to negotiating a license agreement with an overseas game developer, we evaluate games in our game testing center.
     The cost of licensing games from developers generally consists of an upfront licensing fee, which we normally pay in several installments, and ongoing licensing fees, which are equal to a percentage of revenues generated from operation of the game. The ongoing licensing fee payments for games which have been commercially launched range from 20% to 30% of revenues for MMORPGs, and 17% to 40% of revenues for casual games. Each of our licenses provides us with the exclusive right to operate the game in China. Most developers agree to timely provide us, without any additional charge, with updates, enhancements and improvements developed for the games licensed to us. The majority of our game licenses require the licensors to provide us with technical support. As of December 31, 2005, six of the twelve online games that we commercially operate are licensed from overseas developers.
     We have also obtained rights or control to certain licenses through the acquisition of, or investment in, other businesses. Please see the section “Recent Acquisitions” in Item 5 “Operating and Financial Review and Prospects”.
Game Development
     We both develop online games at our in-house game development studios and fund the development of games at independent game development studios. Our initial in-house game development efforts focused upon MMORPGs. In 2005, as part of our home strategy and EZ initiative, we have shifted the focus of our in-house game development efforts away from MMORPGs and toward casual games. In addition to the development of traditional online games, through Bianfeng and Gametea we develop online chess and board games, and through Digital Red we develop wireless games for mobile phone users. As of December 31, 2005, approximately 580 employees were engaged in our in-house game development efforts. In addition, as of December 31, 2005, six of the twelve online games that we commercially operate were in-house developed, including two casual games.
Other Content
     We offer other content to users both through our Internet platform and through our EZ Center platform. This additional content is generally provided in partnership with third party service and content providers. We have entered into strategic partnerships with Universal Music and EMI, for example, to provide their music content to end users through our EZ Center platform as well as our online interactive entertainment portal. In addition, through Qidian, a Chinese language original literature portal that we acquired in 2004, we publish works of independent writers, including magic fantasy works, science fiction works and works based upon the story lines of online games. As of December 31, 2005, we have entered into agreements with over 100 content and service providers to offer non-game content over our EZ Center platform.
Our Operating Platform
     We believe that our operating platform contributes to the experience of our users and enhances user loyalty. Our operating platform encompasses a variety of elements, including our product management system, distribution and payment network, unified billing platform, marketing, customer service and technological infrastructure.
Game Product Management
     We have a separate product management team for each of our MMORPGs and casual games. Each product team acts as a product specialist in interaction with our functional departments, such as research and development, marketing, sales and distribution, technology support and customer services. Our product teams:
•	conduct the cost/return analysis and form operational plans before the launch of each game;

•	coordinate internal resources and interact with the other departments to secure the smooth operation of the game on a day-to-day basis;

•	control the timing of the release of new game versions and enhancements; and

•	manage the online game’s virtual community on an hour-by-hour basis including, for example, by organizing in-game events.
     As of December 31, 2005, our product management teams consisted of 254 employees.
Pricing, Distribution and Payment
     In order to play our games or in order to purchase in-game value-added services, users must purchase pre-paid cards, which are sold in both virtual and physical form. Each pre-paid card contains a unique access code and password that enables users to add value to their account for one of our online games. Currently, each pre-paid card may only be used to play one of our online games, although a user may choose which game account, among all accounts held by the user, to apply the pre-paid card’s value to. Charges based on the number of hours of playtime, unlimited playtime for a specified number of days or the value and amount of in-game value-added services purchased are deducted against the value provided in the pre-paid cards.
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
     Other than direct online sales, we generally operate by selling pre-paid cards to a group of regional distributors from whom we generally collect payment on a prepaid basis. These distributors resell the cards to sub-distributors who, in turn, distribute the cards directly to Internet cafes and other retail points of sale. We estimate, based on a survey we conducted among our regional distributors in December 2005 and sales records in our e-sales system, that our e-sales and offline distribution networks include approximately 134,000 and 174,000 points of sale in China, respectively. Our data center and servers maintain user information, including user registration information and data relating to usage patterns, and we do not rely on distributors for such information.
     The following table sets forth the percentage of pre-paid card sales from each of these distribution channels in 2005:

	Prepaid Card Sales in
Distribution Channel	2004	2005
E-sales	44.7%	48.6%
Offline Distribution	44.1%	36.9%
Direct Online Sales	5.7%	13.8%
Other	5.4%	0.7%

Total	100%	100%

     In 2005, we offered average sales discounts of approximately 23.8% and 16.7% to our e-sales distributors and offline distributors, respectively. The sales discount represents the difference between the price at which we sell pre-paid cards to distributors and the face value of the pre-paid cards. We generally offer a larger discount to our e-sales distributors than our offline physical card distributors because we intend to facilitate the expansion of our e-sales system, which provides us with control over the distribution process. In addition, the cost of distributing virtual pre-paid cards through our e-sales system is lower than the costs involved in offline distribution of physical pre-paid cards. In addition, we are actively promoting direct online sales of our pre-paid cards through credit and debit card payments. For more information on our sales discount policy, please also see subsection “A. Operating Results-Net Revenue” in Item 5 “Operating and Financial Review and Prospects ”
Our Unified User Platform
     Through our unified user and billing verification system, users can access our various online games and other interactive entertainment content through a single Shanda account. We believe that our unified user platform helps us to leverage the value of our user base within any given application, to build user loyalty and to have an efficient means to manage our billing and user data as well as to organize promotional events for new products and services.
Marketing
     Due to the group interaction appeal of online games, word-of-mouth is a major medium for promoting our games. Our marketing strategy includes utilizing our large user base and nationwide distribution network to retain our existing users and attract new users. We employ a variety of traditional and online marketing programs and promotional activities, including in-game events, in-game marketing, open beta testing and offline efforts.
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
     We also market new games through offline efforts. We promote new games by placing game posters in Internet cafes. In addition, we place advertisements in traditional print media as well as on billboards and city buses. In connection with the commercial launch of Magical Land, for example, we placed advertisements in over 100 newspapers and magazines, over 600 billboards in nine major cities and on over 200 websites. We also cooperated with other businesses, such as soft drink manufacturers in co-marketing projects. In addition, we organize promotional events at Internet cafes, distribution points, school campuses and other locations frequented by game players. We also sponsor select media events to promote our brand name and our games.
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
Technology Infrastructure
     We have developed an extensive technology infrastructure to support the operation of our games, including a nation-wide server network. Due to the real-time interaction among thousands of users, the stable operation of our MMORPGs requires a large number of servers and a significant amount of connectivity bandwidth. Due to China’s large geographical area and limitations on bandwidth, we have located game servers for our MMORPGs in a number of regions throughout China. As a result, our MMORPG users can play our games using servers located in their region and without exchanging data across the national network, thereby increasing the speed at which our games operate and enhancing the user experience.
     As of December 31, 2005, our server network for our game operations consisted of approximately 13,400 servers and 2,500 server annex equipment units with the capacity to accommodate up to 6.6 million concurrent online users. As of December 31, 2005, we owned approximately 57.7% of the servers in our network, and we leased the remainder from telecommunications operators. All of the servers in our server network are located on the premises of our hosting telecommunications operators.
Our EZ Initiative
     In 2005 we introduced our EZ Center platform as an integral part of our home strategy, which aims to provide home users with a broad range of interactive entertainment content from the Internet and display them in a user-friendly interface that has simple intuitive menus, large text and clear graphics. Through cooperation with a variety of Internet content and service providers, we offer an array of content and services to users over our EZ Center platform, including literature, music, movies, radio, finance, e-commerce, travel, news and education programs.
     The EZ Center platform is supported by our integrated operating platform, including our unified user account authorization system, payment system and customer service center. Users that purchase an EZ series product and access the EZ Center platform will, after a free or reduced rate introductory period, be able to purchase EZ content and services on an a-la-carte basis or on a monthly subscription basis. As of March 31, 2006, we have not yet started to charge users for access to content or services over the EZ Center platform.
     The debut of the EZ Pod was our first step to bring the interactive entertainment content offerings on the EZ Center platform to home users in China. The EZ Pod includes a remote control, an inferred dongle and the EZ Center software. The EZ Center software solution transforms an average PC into an entertainment PC, thus changes the way users navigate the online media content from an information-based Internet portal model to an application-based new entertainment portal model.
     The EZ Pod is a Shanda in-house developed product and we are actively managing its marketing and distribution. We commercially launched the EZ Pod on December 1, 2005 and are distributing the EZ Pod primarily through two channels. The first is our own distribution channel, including the distribution channel for our pre-paid cards, which will target existing personal computer owners encouraging them to transform their computers into an entertainment PC by purchasing and installing an EZ Pod. The second channel is through partnerships with PC manufactures, targeting new PC purchasers by bundling and pre-installing EZ Center software on new computers. In addition, we are actively exploring other opportunities in partnerships, such as collaboration with telecom operators.
     As part of our EZ initiative, we are also exploring additional products that would allow users to access the EZ Center platform through various delivery channels. If we introduce additional products, we do not intend to be responsible for hardware manufacturing, inventory, sales and distribution of those products. Instead, we intend to license the hardware and software solutions to consumer electronic manufactures. We will focus not upon the hardware component of the EZ initiative, but upon providing content and services to users over the EZ Center platform.
Competition
     We compete primarily with other online game operators based in China. We believe that domestic operators, including us, are likely to have a competitive advantage over international service providers who enter the China market, as these international service providers are likely to lack operational infrastructure in China and content localization experience for the China market. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international operators establish joint ventures or form alliances with, or acquire, domestic operators. In addition, we compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or other online entertainment.
Intellectual Property and Proprietary Rights
     We rely on copyright, trademark, patent, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, suppliers, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. Despite our precautions, it may be possible for third parties to obtain and use intellectual property that we own or license without our consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.
     As of December 31, 2005, we own 35 software copyrights, each of which we have registered with the State Copyright Bureau of the PRC.
     As of December 31, 2005, we own 28 trademarks, each in various classes, each of which we have registered with the China Trademark Office, and had 70 trademark applications, each in various classes, pending with the China Trademark Office. We have also filed applications to register certain trademarks in a number of other jurisdictions, including Taiwan, Hong Kong, South Korea, the United States, India, Japan, Canada, Singapore and New Zealand.
     As of December 31, 2005, we hold six patents granted by the State Intellectual Property Office of the PRC and we have eleven patent applications pending with the State Intellectual Property Office. In addition, we hold two patents that have been granted by select jurisdictions outside of China, including the European Union, South Korea and Singapore.

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
Foreign Ownership Restrictions
     PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes operating online games, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the required licenses for operating online games in China. In order to comply with foreign ownership restrictions, we operate our online game business in China through Shanda Networking, which is wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our executive senior vice president, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Under PRC law, we cannot hold the licenses and approvals necessary to operate our online games because those licenses and approvals can only be held by domestic PRC persons and we are not considered to be a domestic PRC person for this purpose. We believe that (1) the ownership structures of our company, Shengqu and our PRC operating companies are in compliance with existing PRC laws and regulations, (2) our contractual arrangements with Shanda Networking and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (3) the business operations of our company, Shengqu and our PRC operating companies, as described in this annual report, are in compliance with existing PRC laws and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to our view. If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online game industry, we could be subject to severe penalties.

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
     Each ICP license holder that engages in the supply and servicing of Internet cultural products, which include online games, must obtain an additional Internet culture business operations license from the Ministry of Culture. Shanda Networking holds an Internet culture business operations license issued by the Ministry of Culture. In connection with our launch of certain EZ series products, which offer video and audio content, such as music and movies, we may need to obtain a license from the State Administration of Radio, Film and Television. We understand that non-State-owned companies may not be able to obtain such a license and, accordingly, if it is determined that such a license is required our E2 initiative may be materially and adversely affected.
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

Shanda Networking will continue to conduct online game business in residual regions, with its Xian branch, Beijing branch and its subsidiary Chengdu Jisheng Technology Co., Ltd. being respectively responsible for north-west China, north China and south-west China. Shanghai Shulong Technology Development Co., Ltd has set up five branches and authorized them to conduct ICP business in five regions of north China, north-east China, central-south China, south-west China and north-west China. Shanghai Shulong Technology Development Co., Ltd. is responsible for east China.
Regulation of Internet Content
     The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Information Industry, the Ministry of Culture and the State Press and Publications Administration. These measures specifically prohibit Internet activities, which includes the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.
Regulation of Information Security
     Internet content in China is also regulated and restricted from a State security standpoint. The Standing Committee of the National People’s Congress, China’s national legislative body, issued a decision in December 2000, according to which following conducts in China may be subject to criminal punishment in China any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.
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
Import Regulation
     Our ability to license online games from abroad and import them into China is regulated in several ways. We are required to register with the Ministry of Commerce any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we cannot remit licensing fees out of China to any foreign game licensor. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we cannot remit licensing fees out of China to any foreign game licensor and are not allowed to publish or reproduce the imported game software in China. In addition, imported online game software is also required to pass a content examination by the Ministry of Culture. Any imported online game software, which has not been examined and approved by the Ministry of Culture or is not registered with the Ministry of Information Industry, is not allowed to be put into operation in China.
Publishing Regulation

     Our publishing activities include both online publishing and offline publishing. In order to engage in the online publishing business, we have obtained licenses from both the State Press and Publications Administration and the Ministry of Culture. We do not hold the required license to engage in offline publishing, so in order to conduct our game related content publishing business, we cooperate with companies that are licensed to conduct such businesses.
Advertising Regulation
     According to PRC laws and regulations, in order to conduct advertising and related business, a company must have an approved business scope that covers such businesses. Currently, we conduct our advertising and related businesses primarily through our subsidiary, Shanghai Shengyue Advertisement Co., Ltd., which is licensed to conduct these businesses.
Intellectual Property Rights
     The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. We have registered all of our commercially launched in-house developed online games with the State Copyright Bureau.
Internet Cafe Regulation
     Internet cafes are required to obtain a license from the Ministry of Culture and the State Administration of Industry and Commerce, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafes, many Internet cafes distribute our virtual pre-paid cards. The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafes, which are currently the primary venue for our users to play online games. In February 2004, the State Administration of Industry and Commerce and other related government agencies issued a notice to suspend issuance of new Internet cafe licenses for a six month period. While the specified suspension period is nominally over, in practice, to obtain a license for setting up a new Internet café remains very difficult. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our customer base.
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
C. ORGANIZATIONAL STRUCTURE

     We are a holding company with no operations of our own. We are a Cayman Islands exempted company and we conduct our operations in China primarily through Shengqu, our indirectly wholly owned subsidiary. We and Shengqu are foreign or foreign-invested enterprises under PRC law and accordingly are ineligible to apply for a license to operate online games. In order to comply with foreign ownership restrictions, we operate our online game business in China through Shanda Networking, which is wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our executive senior vice president, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Shanda Networking, Nanjing Shanda, Hangzhou Bianfeng, collectively referred to as our PRC operating companies, and other subsidiaries of Shanda Networking hold the licenses and approvals that are required to operate our online game business and to sell online advertising on our web pages, and Shengqu owns the substantial majority of physical assets. Shengqu has entered into a series of contractual arrangements with Shanda Networking and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanda Networking and its subsidiaries (including the other PRC operating companies) and accordingly we consolidate the results of operations of Shanda Networking and its subsidiaries in our financial statements. However, neither we nor Shengqu owns the equity of the PRC operating companies, and, although we consolidate the results of the PRC operating companies in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations through our contractual arrangements with Shanda Networking, we do not have direct access to the cash and cash equivalents or future earnings of the PRC operating companies. As of March 31, 2006, we had approximately RMB817.3 million (US$101.3 million)in cash and cash equivalents, of which RMB442.0 million (US$54.8 million)was held by Shanda Networking and its subsidiaries.
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

     The following diagram illustrates our corporate and share ownership structure as of March 31, 2006:

Qianqian Luo
Tianqiao Chen
Danian Chen
30%
40%
30%
30%
70%
Public
Skyline Media (1) Limited (BVI)
43.0%
57.0%
Shanda Interactive Entertainment Limited (Cayman Islands)
100%
Shanda Holdings Limited (BVI)
100%
(2)
Shengqu Information Technology (Shanghai) Co., Ltd (PRC)
Shanghai Shanda Networking Co., Ltd. (PRC)
(3)
Equity Interest
Contracts with shareholders of Shanda networking relating to governance of, and rights over, Shanda Networking
Contracts relating to transfer of needs and provisions of reviews, software licenses and equipment

[1]	Skyline Media Limited is 100% owned by Skyline Capital International Limited, which is in turn 40% owned by Tianqiao Chen through Shanda Media Limited, a company wholly owned by him, 30% owned by Danian Chen through Shanda Investment International Limited, a company wholly owned by him, and 30% owned by Qianqian Luo through Fortune Capital Holdings Enterprise Limited, a company wholly owned by her.

[2]	Shanda Interactive Entertainment Limited holds a beneficial ownership interest in a number of subsidiaries and investee companies, a list of which is set forth below.

[3]	Shanda Networking holds a beneficial ownership interests in a number of subsidiary and investee companies established in the PRC. Although we consolidate our results of operations with those of Shanda Networking and its majority beneficially owned subsidiaries, we do not own these entities. Shanda Networking’s beneficial ownership interests in its subsidiaries and investee companies are listed in the table set forth below.

Subsidiaries and Investee Companies
     The following table sets forth the direct and indirect subsidiaries and investee companies of Shanda Interactive Entertainment Limited.

	Shanda Interactive
	Entertainment’s
	Beneficial Ownership	Jurisdiction of
	Percentage[1]	Incorporation	Business
Shengqu Information Technology (Shanghai) Co., Ltd.	100%	PRC	Provider of information technology-related services and developer of software
Shanda Computer (Shanghai) Co., Ltd.	100%	PRC	Developer of software, hardware and composite systems for end-users
Grandpro Technology Ltd.	100%	BVI	Network PC game platform operator
Shanda Zona LLC	100%	Delaware	Developer and provider of server infrastructure
Shanda Zona Limited	100%	BVI	Developer and provider of server infrastructure
Actoz Soft Co., Ltd.	38.1%	Korea	Developer, operator and publisher of online games
Sina Corporation	18.4%[3]	Cayman Islands	Online media company and value-added information service provider for China and Chinese communities worldwide
Grandpro Technology (Shanghai) Co., Ltd.	100%	PRC	Network PC game platform operator
     The following table sets forth the direct and indirect subsidiaries and investee companies of Shanda Networking. Although we consolidate our results of operations with those of Shanda Networking and its majority beneficially owned subsidiaries, we do not own Shanda Networking or such subsidiaries.

	Shanda Networking’s
	Beneficial Ownership	Jurisdiction of
	Percentage[1]	Incorporation	Business
Nanjing Shanda Networking Co., Ltd.	100%	PRC	Operation of online games
Hangzhou Bianfeng Networking Co., Ltd.	100%	PRC	Operation of online games
Shanghai Shengjin Software Development Co., Ltd.	51.0%	PRC	Development of online games
Shanghai Shengpin Network Technology Development Co., Ltd.	62.5%	PRC	Development of online games
Shanghai Shanda Xinhua Network Development Co., Ltd.	56.0%	PRC	Development and distribution of game publications and Products
Shanghai Orient Youth Culture Development Co., Ltd.	16.8%[2]	PRC	Expo services, consulting services related to international cultural activities, and advertising business
Chengdu Jisheng Technology Co., Ltd.	100.0%	PRC	Development and distribution of management software for Internet cafes
Shanghai Shulong Technology Development Co., Ltd.	100.0%	PRC	Short messaging services
Shanghai Haofang Online Information Technology Co., Ltd.	100%	PRC	Operation of network PC game platform
Hangzhou Bianfeng Software Co., Ltd.	100%	PRC	Development and operation of online chess and board games
Beijing Manyou Tiandi Networking Service Co., Ltd.	100%	PRC	Development of virtual community website
Shanghai Xuanting Entertainment Information Technology Co., Ltd.	100%	PRC	Publication of original literature online
Beijing Digital Red Software Technology Co., Ltd.	100%	PRC	Development of mobile phone-based wireless games
Shanghai Shengyue Advertisement Co., Ltd.	100%	PRC	Provider of online advertising services
Beijing Shengkai Interactive Entertainment Technology Co., Ltd.	75%	PRC	Development of video games.
Shanghai Qipai Computer Technology Co., Ltd.	100%	PRC	Development and operation of online chess and board games.
Shanghai Shanda Family Culture Communication Co., Ltd.	49%	PRC	Distributer of magazines

	Shanda Networking’s
	Beneficial Ownership	Jurisdiction of
	Percentage[1]	Incorporation	Business
Shanghai Shengci Network Technology Co., Ltd.	75%	PRC	Developer of instant message software
Wenzhou Chuangjia Technology Co., Ltd.	100%	PRC	Development and operation of online chess and board games.

[1]	For purposes of reporting beneficial ownership, we include interests held by controlled subsidiaries and nominee shareholders. Due to certain restrictions under PRC Company Law and practices, most PRC limited liability companies, including Shanda Networking, were required to have two or more shareholders. A common practice in cases where a subsidiary would otherwise be wholly-owned is to realize ownership and control via connected companies or organize a second, nominee shareholder through whom control and beneficial ownership are maintained by contractual arrangements. PRC Company Law was amened on October 27, 2005, which came into effect on January 1, 2006. According to the amended Company Law, limited liability companies are no longer required to have two or more shareholders. We may change our current shareholding structure accordingly.

[2]	The figure 16.8% is derived from the fact that Shanda Networking owns 56% of Shanghai Xinhua Networking Development Co., Ltd., which in turn owns 30% of Shanghai Orient Youth Culture Development Co., Ltd.

[3]	We currently hold 9,821,765 ordinary shares of Sina Corporation, or Sina. The figure 18.4% is based on the 53,289,232 ordinary shares outstanding as of March 10, 2006, as reported by Sina Corporation on its 10-K annual report, filed with the Securities and Exchange Commission on March 15, 2006. The figure 19.5% we disclosed in February 2005 is based on the 50,477,694 ordinary shares outstanding as of October 30, 2004, as reported by Sina Corporation on its 10-Q quarterly report, filed with the Securities and Exchange Commission on November 11, 2004.
D. PROPERTY, PLANTS AND EQUIPMENT
     Our principal executive offices are located in approximately 14,500 square meters of office space in the No. 1 Office Building in Shanghai under a lease that expires in December 2008. In the fourth quarter of 2005, we acquired a property located at Guoshoujing Road 356, Shanghai, with approximately 10,197.70 square meters of office spaces in Shanghai for office use. We occupy approximately 2,000 square meters of additional leased office space and warehouse space in a number of locations in Shanghai and approximately 6,500 square meters of additional leased office space in Beijing, Shenzhen, Chengdu, Hangzhou, Guangzhou and Wuhan, China; Tokyo, Japan; and Santa Clara, California. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
Item 4A. Unresolved Staff Comments
Not applicable
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
Overview
     We are an interactive entertainment company and one of the largest operators of online games in China. In 2005, our commercially launched games had approximately 2.68 million peak concurrent users and 1.38 million average concurrent users, which refer to the highest number and average number, respectively, of users playing our games at the same time during that period. Immediately below is a summary of our net revenue and net income over the past two years:
     •      In 2005, our net revenues increased by 46.0% to RMB1,896.6 million (US$235.0 million) from RMB1,298.7 million in 2004; but our net income decreased by 72.9% to RMB165.3 million (US$20.5 million) in 2005 from RMB609.5 million in 2004. The decrease in net income is primarily due to a provision of RMB521.5 million (US$64.6 million) for impairment of the investment in Actoz Soft Co., Ltd., or Actoz, an associated company in which we own its 38.1% equity interest; and
     •      Our net revenues increased by 116.5% to RMB1,298.7 million in 2004 from RMB600.0 million in 2003; our net income increased by 123.4% to RMB609.5 million in 2004 from RMB272.9 million in 2003.
     Significant factors affecting our financial condition and results of operations include:
•	The commercial lifespan of the online games and other content that we offer, and our ability to replace such content with new popular online games during that lifespan;

•	The arrival of additional competition into our markets and its erosion of any first-mover advantage that we might have benefited from by having been one of the first entrants into the online game market in China, and any effect on market prices and the costs of our services and operations;

•	Our ability to successfully grow through the identification and acquisition of complementary businesses and our ability to successfully integrate acquired companies and realize synergies envisioned at the time of acquisition;

•	Our ability to successfully develop the EZ initiative and transition from a pure online game company to an interactive entertainment media platform, content and service provider.

•	The cost of researching, developing and marketing new products, including the EZ initiative.

•	Our traditional subscription based pay-to-play revenue model;

•	The willingness of users to purchase in-game value-added services following the introduction of a new free-to-play and pay-for-in-game-value-added services revenue model for our leading MMORPGs.

•	The costs of licensing and in-house development of new games;

•	The future availability of preferential tax treatments and government financial incentives in China;

•	The effect of PRC regulations on the conduct of our operations; and

•	The growth of Internet and personal computer use and the popularity of these media as a source of entertainment.
     In late November 2005, we adopted a free-to-play and pay-for in-game value-added services revenue model for three of our MMORPGs: Mir II, Magical Land and Woool. Going forward, we will consider adopting this new revenue model for our other existing MMORPGs, depending on the game type and lifecycle. Under this new revenue model, which is also used for our casual games, playing the basic features of the game is free and users are able to purchase in-game value-added services, including in-game items and premium features, that enhance the game experience. This new revenue model was introduced primarily in response to the changes in consumption patterns of online game players, as well as market conditions of online game industry in China since we first standardized the pay-to-play revenue model for MMORPGs more than four years ago.
     In 2005, as part of our transition from a pure online game operator to an interactive entertainment media company, we introduced the EZ initiative as an integral part of our home strategy. This initiative aims to provide home users with a broad range of entertainment content and services in a convenient and easy-to-use format. We intend to generate revenues from the EZ initiative from the sale of content and services over the EZ Center platform as well as from the sale or licensing of EZ Series products, and we continue efforts in building better partnerships and developing the distribution models for our EZ Pod products.
Recent Acquisitions
     In 2004 as well as 2005, we developed and expanded our business through strategic acquisitions and investments. Since the completion of our initial public offering and listing on Nasdaq in May 2004, we have completed acquisitions and investments in businesses that specialize in, among other things, online chess and board games, infrastructure platforms for online and network PC games, mobile phone games, online games and online media, wireless value-added services and Internet portal services. These investments helped us to expand our product offerings and to grow our user base.
     Our recent purchases and acquisitions have included the following:

•	In July 2004, we completed the acquisition of Hangzhou Bianfeng Software Co. Ltd., or Bianfeng, a developer and operator of online chess and board games in China. The total purchase price for the entire equity interest in Bianfeng and an affiliated company was US$20.0 million in cash.

•	In September 2004, we completed the acquisition of Shanghai Xuanting Entertainment Information Technology Co., Ltd., which operates Qidian, an online forum where independent writers publish their original literature online. The total purchase price for the entire equity interest in Qidian was RMB16.5 million (US$2.0 million).

•	In October 2004, we completed the second step of a two-step acquisition of Beijing Digital Red Software Application Technology Co., Ltd., or Digital Red, a developer of mobile phone games. The total purchase price for the entire equity interest in Digital Red was RMB19.2 million (US$2.4 million).

•	In February 2005, we completed our purchase of an approximately 29% stake in Actoz Soft Co., Ltd., or Actoz, a Korean developer, operator and publisher of online games from certain shareholders of Actoz for approximately US$91.7 million in cash. Prior to the shares transfer, we had purchased approximately 9% of Actoz’s issued and outstanding shares from KOSDAQ market at an aggregate cost of approximately US$14.4 million. As a result, our ownership in equity interest of Actoz raised to 38.1%. Actoz owns 50% of the copyright for Mir II, the operation of which has generated a significant portion of our revenue.

•	In February 2005, we completed the purchase of an approximately 19.5% stake in Sina, an online media company, wireless value-added services provider and Internet portal in China, the shares of which are publicly traded on Nasdaq, at a purchase price of US$227.6 million.

•	In May 2005, we completed the second step of a two-step acquisition of Shanghai Haofang Online Information Technology Co. Ltd., or Haofang, the operator of the largest network PC game platform in China. The total purchase price for the entire equity interest in Haofang and two affiliated companies, including earn-out payments, which was made in February 2006 based on the audited earnings of 2005, was US$56.0 million.

•	In November 2005, we completed the acquisition of Wenzhou Chuangjia Technology Co., Ltd., or Gametea, a developer and operator of online chess and board games in China. The total purchase price for the entire equity interest in Gametea and an affiliated company was US$4.9 million in cash, of which approximately US$ 3.6 million was paid up, and the remaining consideration shall be paid by two installments in the next two years.
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
Related Party Arrangements
     In order to comply with current foreign ownership restrictions, we operate our online game business in China through Shanda Networking, a company wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our executive senior vice president, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou

Bianfeng, which are subsidiaries of Shanda Networking. Tianqiao Chen and Danian Chen, together with Qianqian Luo, also own all of the shares of Skyline Media Limited, our controlling shareholder. We have entered into a series of contractual arrangements with Shanda Networking, Nanjing Shanda, Hangzhou Bianfeng and the shareholders of Shanda Networking. Pursuant to these contractual arrangements, we provide services, software licenses and equipment to the PRC operating companies in exchange for fees, and we have undertaken to provide financial support to the PRC operating companies to the extent necessary for their operations. As a result of these contractual arrangements, we are considered the primary beneficiary of the PRC operating companies and accordingly we consolidate the results of operations of the PRC operating companies in our financial statements. For a description of our contractual arrangements with Shanda Networking and its shareholders and with Nanjing Shanda and Hangzhou Bianfeng, see “Organizational Structure” in Item 4 and “Major Shareholders and Related Party Transactions” in Item 7.
A. OPERATING RESULTS
Net Revenues
     In 2005, we had net revenues of RMB1,896.6 million (US$235.0 million), of which net revenues from our online games were RMB1,658.3 million (US$205.5 million), accounting for approximately 87.4% of total net revenues, and net revenues from other sources were RMB238.3 million (US$29.5 million), accounting for approximately 12.6% of total net revenues. Our online game revenues are net of a sales discount, which in 2005 averaged approximately 23.8% and 16.7% of the face value of our pre-paid cards that we sell to our e-sales distributors and offline distributors, respectively. The sales discounts represent the difference between the price at which we sell pre-paid cards to distributors and the face value of the pre-paid cards. In April 2006, we adopted a new discount policy, which cuts the sales discount rates, while alternatively gives distributors more rebate and incentive, based on how much they sell and what kinds of pre-paid game card they sell. Under the new policy, we are able to encourage our distributors to promote games and thus have more control over the distributors.
     Our net revenues reflect a deduction from our revenues for business taxes and related surcharges incurred in connection with our China operations. Since Shanda Networking and its subsidiaries operate in China, their revenues are subject to a business tax, at an effective rate of 4.3%, on revenues earned from services provided in the PRC. We deduct these amounts from our revenues to arrive at our net revenues. Due to the preferential treatments for qualified high technology companies in China and the incentive from local government to encourage regional business development, a portion of our revenues for which we previously paid business taxes in connection with our operations in China are currently refunded to us in the form of government financial incentives, but the amount of the financial incentives and the timing to grant them are subject to determination of the government authorities. Upon receipt, these government financial incentives are recognized as other income in our statements of operations and comprehensive income. Please see “Taxation” in Item 10 “Additional Information” and note 7 to our consolidated financial statements.
     Sources of Revenues
     Online game revenues. We derive our online game revenues, which constitute substantially all of our revenues, from online game usage fees paid by users of our MMORPGs and casual games. Mir II and Woool are our two most popular MMORPGs and together have historically accounted for most of our revenues. In the second half of 2005, revenues from Mir II and Woool declined as each game entered the later stages of its lifecycle. We expect Mir II and Woool still to be significant contributors to our revenues during the remainder of their respective lifecycles, and we have taken various measures to stabilize the revenue from these two games under the free-to-play and pay-for in-game value-added services revenue model, including upgrade of game version and provision of various customized virtual items and value-added services to game players. Revenues from casual games are primarily derived from BNB and Maple Story. In 2005, the revenue contribution from casual games increased to 21.2% of total net revenue from 16.5% of total net revenue in 2004. The revenue contributed from BNB did, however, begin to decline during 2005 and we expect this downward trend to continue in 2006. As a general matter, online games have a relatively short commercial lifecycle, typically four to five years for successful games. According to our game pipeline, we plan to commercially launch two licensed MMORPGs, Dungeons & Dragons Online and ArchLord, in the second half of 2006. Dungeons & Dragons Online is licensed from a US game developer. We will operate Dungeons & Dragons Online using the pay-to-play revenue model. ArchLord is a 3D MMORPG developed by a leading South Korean game developer and will be operated under the free-to-play and pay-for in-game value-added services model. Within casual games, following the successful commercial launch of our in-house developed car racing game Crazy Kart in March 2006, we plan to commercialize two new casual games, including one South Korean music game DJ Max and one in-house developed casual game in the second half of 2006. We expect that these new games will start to contribute revenue beginning in the third or fourth quarter of 2006.
     Other net revenues. Our other net revenues primarily consist of net revenues from online advertising, sales of our user password protection product, sales of EZ Pod, short messaging services, or SMS, technical service and cooperation on our network PC game platform and our online literature portal. In 2005, the contribution from other revenues increased to 12.6% of total net revenue from 6.9% of total net revenue in 2004. In the last quarter of 2005, we commenced the sale of EZ-Pod products, which is a software-based upgrade that allows users to access our interactive entertainment content. For the year ended December 31, 2005, the revenue from sale of EZ Pod amounted to RMB22.5 million (US$2.8 million). As of March 31, 2006, Shanda’s EZ platform is still at the trial run stage and we have not yet charged users subscription fee.
Significant Factors
     Pay-to-play revenue model. Prior to late November 2005, our MMORPG online game revenues were primarily derived from the purchase and utilization of playing time by our users. Accordingly, the two significant factors that affect our MMORPG online game revenues have been:
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

     Free-to-play and pay-for in-game value-added services revenue model.In late November 2005, we adopted a free-to-play and pay-for in-game value-added services revenue model for three of our MMORPGs: Mir II, Magical Land and Woool.
     The free-to-play and pay-for in-game value-added services revenue model is also used for our casual games. Under this model, users acquire in-game items by converting game points from pre-paid cards. Because playing the basic features of the game is free and the purchase of in-game items is optional, average concurrent users is not a significant revenue factor under this model. The most significant factors that affect MMORPG and casual game revenue under the free-to-play and pay-for in-game value-added services revenue model are:
•	the number of active paying accounts; and

•	our average revenue per active paying account.
     The number of active paying accounts for any given period is equal to the number of accounts from which game points are utilized during such period. Our average revenue per paying account is equal to our revenue for the given period divided by our active paying accounts in that period. For a discussion of factors that might affect the number of active paying casual game account and the average revenue per active paying account, see “Risk Factors” in Item 3, “Key Information”
Revenue Collection
     Our online game revenues are collected through the sale of pre-paid cards, which we sell in both virtual and physical form, to third party distributors and retailers, including Internet cafes, as well as through our direct online payment systems. In most cases, we receive cash payments from these parties in exchange for delivery of the pre-paid cards. We do not provide refunds to these distributors or retailers with respect to unsold inventories of pre-paid cards. We also collect online game revenues through certain telecommunications service operators that bundle broadband access services for home users with our online games.
     Our other revenues are collected through mobile telecommunications service operators, in the case of certain of our SMS services, and through traditional sales channels in the case of our game-related publications, derivative products, online advertising sales, sales of our user password protection product and sales of EZ Pod.
     In 2005, we recorded doubtful debts in the amount of RMB55.7 million (US$6.9 million), which was mainly due to overdue receivables from online advertising and sales of our user password protection product. As of December 31, 2005, we had net accounts receivable of RMB81.1 million (US$10.1 million), which were also mainly due from purchasers of online advertising and sales of our user password protection product.
Revenue Recognition and Deferred Revenue
     In the case of pay-to-play games, we recognize revenues based on the time units actually consumed by our users, and, in the case of pay-for-items games, we recognize revenues over the life of the in-game premium features users purchase or as the premium features are consumed. We also recognize revenues when our users who had previously purchased playing time and/or points are no longer entitled to access the online games in accordance with our published expiration policy. We account for the amounts received upon the sale of pre-paid cards, but prior to usage or expiration of the value sold, as deferred revenue in our consolidated balance sheets. Deferred revenue is reduced as revenues are recognized. As our online game business has grown, our deferred revenue balances have increased from RMB197.5 million as of December 31, 2003, to RMB247.3 million as of December 31, 2004. In 2005, however, our deferred revenue balance decreased to RMB172.5 million (US$21.4 million) as of December 31, 2005.
Sales Tax
     Our PRC affiliates are subject to PRC business tax. We primarily pay business tax on gross revenues generated from online game operations, rentals, service fees and license fees. Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng pay business tax on their gross revenues derived from online game operations at a rate ranging from 3% to 5%, and this business tax is deducted from total revenues. In addition, Shengqu pays a 5% business tax on the gross revenues derived from its contractual arrangements with Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng, and these taxes are primarily recorded in operating expenses in accordance with our accounting policy.
Cost of Revenue
     Our cost of revenue primarily consists of ongoing licensing fees for online games, amortization of upfront licensing fees, server leasing and maintenance fees, salary and benefits, depreciation of property, equipment and software, and manufacturing costs of pre-paid cards, our user password protection product and EZ Pod.
     Upfront and ongoing licensing fees. The cost of licensing games from developers consists of upfront licensing fees, which are generally paid in several installments, and ongoing licensing fees, which are equal to a percentage of our revenues from the relevant licensed game. The ongoing licensing fee payments range from 20% to 30% of revenues for our commercially launched MMORPGs, and from 17% to 40% of our revenues for our commercially launched casual games. The cost of licensing games was equal to 21.3% of our net revenues in 2004 and 17.7% of our net revenues in 2005, and constituted the largest component of our cost of revenue in each such period. Six of the twelve online games we offer commercially are licensed from third parties. The decrease of the percentage of cost of licensing games in our net revenue is primarily due to the increase of percentage of net revenue generated by Woool, an in-house developed game in total net revenue and the increase in our non-game revenue.
     Server leasing and maintenance fees. Server leasing and maintenance fees was equal to 6.2% of our net revenues in 2004 and 4.7% of our net revenues in 2005. As of December 31, 2005, we leased approximately 42.3% of our servers, primarily from telecommunications companies. These companies host our server network, and receive maintenance fees from us in addition to the lease payments. The majority of our server leases have variable payment obligations based on the number of our users logging on to each relevant server. We expect our costs for servers to increase in the future, due to the purchase of additional servers in connection with our introduction of new games and due to our recent change in revenue model, which resulted in an increase in the average number of users playing our games. For a discussion of our change in revenue model, see Item 5 “Operating and Financial Review and Prospects – A. Operating Results – Net Revenues – Significant Factors.”
     Depreciation of property, equipment and software. Depreciation of property, equipment and software, which consisted primarily of servers and other computer equipment, was equal to 2.2% of our net revenues in 2004 and 2.3% of our net revenues in 2005. We include depreciation expenses within our cost of revenue when the relevant assets are directly related to the operations of our online game network and provision of online game services. Depreciation expenses are characterized as operating expenses in all other cases. In 2005, the increase in our depreciation expense was primarily due to the acquisition of additional servers. As we expect to continue to purchase additional servers in connection with the introduction of new games, we believe that our depreciate costs will continue to increase in 2006.
     Salary and benefits. Salary and benefits expense was equal to 1.8% of our net revenues in 2004 and 2.2 % of our net revenues in 2005. Salary and benefits expense includes employee wages and welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits. Salary and benefits expense included in our cost of revenue primarily relates to employees involved in the operation of our online games, including network maintenance, billing systems and our call center. In 2004 and 2005, approximately 18.2% and 18.6%, respectively, of our salary and benefits expense was included in our cost of revenue, with the remainder constituting operating expenses. We do not expect an increase in the number of employees involved in the operation of our games in 2006. In the second quarter of 2006, we adopted a new compensation structure for employees that operate our games, pursuant to which an employee’s bonus is tied to the financial performance of the game that his group operates. As this compensation structure is untested, we are unsure what impact the new system will have on cost of revenue salary and benefits expense.
     Gross profit/margin. Gross profit represented 63.7% of our net revenues in 2004 and 67.6% of our net revenues in 2005.
Operating Expenses
     Our operating expenses consist of product development expenses, sales and marketing expenses, general and administrative expenses.
     Product development expenses. Product development expenses were equal to 5.5% of our net revenues in 2004 and 8.7% of our net revenues in 2005. Our product development expenses primarily consist of salary and benefits expenses of personnel engaged in the research and development of our products, amortization of software used by our research and development center, rental and management fees for office space used by our research and development center, share-based compensation, and depreciation of equipment used in research and development activities. We expect our product development expenses to continue to increase in the future, as we continue research and development projects related to our EZ initiative and our in-house casual games.
     Sales and marketing expenses. Sales and marketing expenses were equal to 7.0% of our net revenues in 2004 and 12.4% of our net revenues in 2005. Our sales and marketing expenses primarily consist of promotion, advertising and sponsorship of media events, share-based compensation, and salary and benefits of our sales and marketing department. We have taken various measures to improve the budget control procedure. Going forward, we will focus on the effective usage of the budget, with emphasis on promoting new games launched as well as our EZ initiative. We expect that sales and marketing expenses will decline in 2006.
     General and administrative expenses. General and administrative expenses were equal to 11.8% of our net revenues in 2004 and 13.7% of our net revenues in 2005. General and administrative expenses primarily consist of salary and benefits for general management, finance and administrative personnel, professional service fees, business tax expense, share-based compensation, and provision for doubtful debts. Our business tax expense primarily relates to services and licensing fees paid by our PRC operating companies to Shengqu. Provisions of RMB 55.7 million (US$ 6.9 million) for doubtful debts were made in 2005 for the overdue receivables from online advertising and sales of our user password protection product. As a result of tightening of credit controls and other cost control procedures, we expect general and administrative expenses to decline in 2006. See the sections entitled “Our Corporate Structure” and “Related Party Transactions” in Item 7 “Major Shareholders and Related Party Transactions” for additional description of the relationship between Shengqu and our PRC operating companies.
     Income from operations/margin. In 2004, our income from operations accounted for 39.3% of our net revenues. In 2005, our income from operations accounted for 32.8% of our net revenues.
Other Income
     Our other income consists primarily of government financial incentives that certain of our PRC incorporated affiliates receive from municipal governments and that are calculated with reference to taxable income and revenues, as the case may be. In 2004 and 2005, we received aggregate government financial incentives of RMB88.1 million and RMB137.3 million (US$17.0 million), respectively, from municipal governments. We expect to continue receiving government financial incentives relating to our 2005 taxable income and revenues in 2006, until those 2005 financial incentives are completed. Going forward, eligibility for the government financial incentives we are to receive requires that we continue to meet a number of government financial and non-financial criteria to continue to qualify for these government financial incentives. Generally, which include:
•	at least a minimum level of revenues must be generated from high-tech related sales or services, determined as a percentage of total revenues;

•	at least a minimum number of employees must be engaged in research and development; and

•	at least a minimum amount must be expended on research and development, determined as a percentage of total revenues.
     The continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these financial incentives. Upon expiration of these government financial incentives, we will consider available options, in accordance with applicable law, that would enable us to qualify for further government financial incentives to the extent they are then available to us.
     In 2005, other income also includes a foreign exchange gain of RMB48.9 million (US$6.1 million) arising from a revaluation of monetary assets and liabilities denominated in US dollar following the appreciation of the RMB against the U.S. dollar in 2005.
Income Tax Expense
     Under the current laws of the Cayman Islands and the British Virgin Islands, neither Shanda Interactive Entertainment Limited nor Shanda Holdings Limited, our wholly owned subsidiary incorporated in the British Virgin Islands, is subject to tax on its income or capital gains. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.

     PRC enterprise income tax. Our PRC incorporated affiliates, including Shengqu, Shanda Networking, Nanjing Shanda, Hangzhou Bianfeng and Shanda Computer, are subject to PRC enterprise income tax on the taxable income as reported in their respective statutory financial statements, adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, our PRC incorporated affiliates are generally subject to PRC enterprise income tax at a statutory rate of 33%, among which Shengqu, Shanda Networking and Shanda Computer, because of incorporation in the Pudong New District of Shanghai, are however, subject to a 15% preferential income tax rate pursuant to the local tax preferential treatment. Shengqu, as a software development enterprise, has been granted a two year income tax exemption to be followed by a three year 50% income tax reduction on its taxable income, commencing the year ended December 31, 2003 (“tax holiday”). Nanjing Shanda, as a result of receiving government’s recognition as a technologically advanced enterprise in the third quarter of 2005, has been entitled to a full income tax exemption for two years effective from January 1, 2005 and will be subject to a preferential tax rate of 15% after January 1, 2007 due to its residence in a national high-tech development zone. As a result of this recognition, Nanjing Shanda received the refund for the income tax it previously paid in 2005. Hangzhou Bianfeng was in the process of apply for recognition as a technologically advanced enterprise in 2005 and was then subject to income tax at the statutory rate of 33%. In the second quarter of 2006, Hangzhou Bianfeng received an approval from local tax authorities in respect of the preferencial treatment as a technologically advanced enterprise and is thus entitled to a reduced income tax rate of 15% effective from January 1, 2006. Moreover, the income tax previously paid by Hangzhou Bianfeng for the year ended December 31, 2005 will be refunded to it in 2006. The qualifications of Shengqu, Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng as a software development enterprise or a technologically advanced enterprise are required to be reassessed on an annual basis. Shanda Computer was still in a loss-making position as of December 31, 2005, and thus no PRC enterprise income tax was due for the year then ended.
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
Revenue Recognition
     Substantially all of our revenues are collected through the sales of pre-paid cards, which we sell in both virtual and physical form, to third party distributors and retailers. Prior to late November 2005, we operated all MMORPGs under a pay-to-play model. Under this model, the subscription fees from distributors or retailers are deferred when received and revenue is recognized based upon the actual usage of time units by the end users. In late November 2005, we changed the revenue model of certain MMORPGs from the pay-to-play model to a free-to-play and pay-for in-game value-added services revenue model. Under the new model, players can access the game free of charge but may pay for in-game premium features. Under the new model, subscription fee is deferred when received and revenue is recognized over the life of the premium features users purchase or as the premium features are consumed. For casual games, which can also be accessed for free and in-game premium features are provided users purchase with charges, we deferred the subscription fee received and recognize it as revenue over the life of the premium features or as they are consumed.
     Revenue is recognized when our users who had previously purchased playing time and/or points are no longer entitled to use that playing time and/or points in accordance with our published expiration policy. Our users must “activate” their pre-paid cards by using access codes and passwords to transfer the value of those cards to their personal game accounts. Under our current expiration policy, for MMORPGs, if a user’s personal game account remains unused and the user does not transfer additional value to the account over a period of six months, we suspend the use of that account. Users may reactivate their suspended accounts by purchasing a new card and transferring its value to that account within one month after suspension. For MMORPGs, after the one month suspension, the account expires and any unused balance in that account may no longer be used. For casual games, if a user’s personal game account remains unused and the user does not transfer additional value to the account over a period of three months, the account expires immediately and reactivation is not allowed. Moreover,starting from January 2005, we recognize revenues for pre-paid cards which are sold but not yet activated over certain time after the pre-paid cards are sold to distributors. We account for the amounts received upon the sale of pre-paid cards, but prior to usage and expiration of the value sold, these amounts are accounted for as deferred revenue in our consolidated balance sheets. Deferred revenue is reduced as revenues are recognized.
     Portions of our deferred revenue are composed of the value from pre-paid cards which are activated but not fully used, or not used at all, and the value from cards which are sold to distributors, retailers or end users, for which we have received payment, but which have not yet been activated by users. In accordance with our published expiration policy described above and because we believe that the likelihood of our being required to render online game services in connection with certain inactive accounts are remote, we recognize revenues and related amounts of deferred expenses with respect to game accounts that have neither been utilized nor had value added to them for seven months in MMORPGs, and for three months in casual games. Moreover, starting from January 2005, we recognize revenues for pre-paid cards which are sold but not yet activated six or twelve months after the pre-paid cards are sold, pacticularly six months for virtual pre-paid card and twelve months for physical pre-paid card. As a result of this policy, we recognized additional net revenues of RMB40.8 million in 2004 and additional net revenues of RMB86.1 million (US$10.7 million) in 2005. We also recognized related expenses, mainly licensing costs, of RMB10.3 million and RMB18.9 million (US$2.3 million) in 2004 and 2005, respectively. Future usage may differ from the historical usage patterns on which we based our revenue recognition policy. The sales of our pre-paid cards to distributors and retailers include certain discounts from the face value of the cards. As we do not have control over, and generally do not know the ultimate selling prices of, these pre-paid cards, we recognize revenues from these transactions net of the discounts provided to the distributors.
Consolidation of Variable Interest Entities
     PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes the operation of online games, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China or to provide Internet information content (such as online advertising). We are a Cayman Islands exempted company and we conduct our operations in China primarily through Shengqu, our indirect wholly owned subsidiary. We and Shengqu are foreign or foreign-invested enterprises under PRC law and accordingly are ineligible to apply for a license to operate online games or to sell online advertising. In order to comply with foreign ownership restrictions, we operate our online games business in China through Shanda Networking, which is wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our executive senior vice president, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng hold the licenses and approvals that are required to operate our online game business and to sell online advertising on our web pages and Shengqu owns the substantial majority of physical assets. Shengqu has entered into a series of contractual arrangements with Shanda Networking and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanda Networking and accordingly we consolidate Shanda Networking’s results of operations in our financial statements.
Property, Equipment and Software, Intangible Assets and Long-Lived Assets
     Our accounting for long-lived assets, including property, equipment and software, and intangible assets, is described in notes 12, 14 and 15 to our consolidated financial statements. The recorded values of long-lived assets, including property, equity investments, equipment and software, and intangible assets, are affected by a number of management estimates, including estimated useful lives and residual values and impairment charges. We assess impairment for long-lived assets whenever events or changes in circumstances indicate that the applicable carrying amount may not be recoverable. During the years ended December 31, 2003, 2004 and 2005, we did not record any impairment charges, except for the investment in Actoz as disclosed in the paragraph “Impairment of Investment in Affiliate Companies”.
Impairment of Investment in Affiliated Companies
     We continually review our investments in affiliated companies to determine whether a decline in fair value below the cost basis is other than temporary. The primary factors we consider in its determination are the length of time that the fair value of the investment is below its carrying value; and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reasons for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts’ ratings and estimates of 12 month share price targets for the investee; changes in stock market price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. In determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the cost basis of the security is written down to fair value. Write-downs for equity method investments are included in equity in earning (loss) of affiliated companies. In the fourth quarter of 2005, we recorded a non-cash impairment charge of RMB521.5 million (US$64.6 million) to reflect the fair value of our 38.1% stake in Actoz, the co-owner of Mir II. We completed the purchase of our controlling stake in February 2005 for a total consideration of RMB878.0 million (US$106.1 million). We recognized the impairment charge primarily as a result of the continued decline in royalties payable to Actoz from our operation of Mir II in China. The decision to recognize impairment was also influenced by the decline in market price for share of Actoz, which in the fourth quarter was determined to be other than temporary mainly due to the continued decline in Mir II royalties.
Allowances for Doubtful Accounts
     We determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of our customers are to deteriorate, resulting in an impairment of their ability to make payments, we consider making additional allowances. During the years ended December 31, 2003, 2004 and

2005, we made provisions of nil, nil and RMB55.7 million (US$ 6.9 million) for doubtful accounts, respectively.
Share-Based Compensation
     We have equity compensation plans, which allow for the granting of stock options to certain senior executives, management, employees and directors. Prior to January 1, 2006, we accounted for any grants made pursuant to the plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB No. 25, the intrinsic value approach, with the required disclosures under the related accounting guidance described in note 2(22) to our consolidated financial statements.
     Under APB No. 25, intrinsic value, if any, is determined as the difference between estimated fair value of our ordinary shares on the grant date of an option and the exercise price for the option. On March 31, 2003, we granted options to purchase 7,320,436 of our ordinary shares to some of our directors and officers at an exercise price of US$1.516 per share, which approximated the estimated fair value of our ordinary shares on the grant date. When estimating the fair value of our ordinary shares, we review both internal and external sources of information. The sources utilized to determine the fair market value of the underlying shares at the date of measurement were, prior to our initial public offering in May 2004, subjective in nature. For our March 2003 option grants, the estimated fair value of our ordinary shares was based on, among other factors, our (1) financial condition as of the date of grant, (2) operating history and (3) financial and operating prospects at that time with reference to our issuance of convertible preferred shares in March 2003. On December 18, 2003, we granted options to purchase an additional 1,537,367 of our ordinary shares to some of our officers and managers at the same exercise price. Compensation expense was recognized based on the intrinsic value of our ordinary shares measured on that date. Estimated fair value of the Company’s ordinary shares on December 18, 2003 was determined with reference to the initial public offering price of our ordinary shares. In 2004 and 2005, we granted options to purchase an additional 4,826,234 ordinary shares to some of our officers, directors and other employees, which have an exercise price equal to the market value of our ordinary shares at the time of grant. Accordingly, no share-based compensation expenses have been incurred in connection with our 2004 and 2005 option grants prior to January 1, 2006. For purposes of 2004 grants made prior to our initial public offering in May of 2004, the fair value of our shares was equal to the initial public offering price of our ordinary shares. For purposes of 2004 grants made after the initial public offering, the fair value of our ordinary shares equaled the market value of such shares (in the form of ADS equivalents) on the Nasdaq at the time of grant.
     We recognized compensation expense of RMB28.8 million in 2004 and RMB13.7 million (US$1.7 million) in 2005 with respect to the options granted in December 2003. These options had the same exercise price as the options granted to our directors and officers in March 2003. See note 2(22) to our consolidated financial statements.
     Beginning on January 1, 2006, we account for grants made pursuant to the plans in accordance with the Financial Accounting Standards Board’s Statement No. 123R “Accounting for Share Based Compensation”, or SFAS 123R, which establishes a fair value based method of accounting for share-based compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the fair value or minimum value, as applicable, of the shares granted and is recognized over the service period, which is usually the vesting period. Had we determined the share-based compensation expenses for the options granted based upon the fair value at their grant date in accordance with SFAS 123, the net income attributable to ordinary shareholders for the years ended December 31, 2003, 2004 and 2005 would have been reduced by RMB7.3 million, RMB35.6 million and RMB36.5 million (US$4.5 million), respectively. On June 28, 2006, we granted options to purchase an additional 3,000,000 of ordinary shares to some of our directors, officers and other employees. Based on unvested options as of the date of this annual report, and excluding any new options that may be granted, we estimate the share-based compensation expenses to be approximately RMB13.0 million (US$1.6 million) in each of the following quarters in 2006. See note 2(22) to our consolidated financial statements for a discussion of these changes in accounting standards. For a description of our equity compensation plans, see Item 6 “Directors, Senior Manage and Employees – B. Compensation – Equity Compensation Plans.”
Income Taxes
     We account for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”, with the required disclosures as described in note 7 to our consolidated financial statements. Accordingly, we record valuation allowances to reduce our deferred tax assets when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2004 and 2005, valuation allowances recognized were RMB3.8 million and RMB7.0 million (US$0.9 million), respectively. Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain tax loss carryforwards generated by certain indirectly held subsidiaries. As of December 31, 2004 and 2005, we have recorded deferred tax assets, net of valuation allowances, of RMB29.6 million and RMB17.1 million (US$2.1 million) respectively. We do not believe any further valuation allowances to reduce our net deferred tax assets are necessary as we currently anticipate future taxable profits which will allow us to fully utilize our net deferred tax assets in the foreseeable future. If, however, events were to occur in the future which are not currently contemplated, that would not allow us to realize all or part of our net deferred tax assets in the future, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.
Contingencies
     We account for loss contingencies under the provisions of SFAS No. 5, “Accounting for Contingencies”, with the required disclosures as described in note 25 to our consolidated financial statements. We record loss contingencies when, based on information available, it is likely that a loss has been incurred and the amount of the loss can be reasonably estimated. Based on our current knowledge, which includes consultation with outside counsel handling our defense in these matters, we believe that we have made adequate provisions for current or unasserted claims. It is possible, however, that our future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings. As of December 31, 2005, we did not have any accruals for loss contingencies. We are, however, currently involved in various legal proceedings. See “Legal Proceedings” in Item 8, “Financial Information”.
Results of Operations
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     Net revenues. Our net revenues increased from RMB1,298.7 million in 2004 to RMB1,896.6 million (US$235.0 million) in 2005.
     Our online game net revenues increased from RMB1,209.2 million in 2004 to RMB1,658.3 million (US$205.5 million) in 2005. Net revenues from MMORPGs increased by 26.2% from RMB994.7 million in 2004 to RMB1,255.3 million (US$155.6 million) in 2005. Net revenues from casual games increased from RMB214.5 million in 2004 to RMB403.0 million (US$49.9 million) in 2005.
     The increase in our net revenues from MMORPGs was primarily due to an increase in revenues from Woool as well as Mir II. Average concurrent users for our MMORPGs decreased from 736,000 in 2004 to 672,000 in 2005. Average revenue per user-hour increased from RMB 0.16 in 2004 to RMB 0.21 in 2005. Peak concurrent users for our MMORPGs increased from 1,006,000 in 2004 to 1,028, 000 in 2005. In late November 2005, we adopted the free-to-play and pay-for in-game value-added services revenue model for our leading MMORPGs. Under the free-to-play and pay-for in-game value-added services revenue model, which is also used for our casual games, playing the basic features of the game is free and users are able to purchase in-game items and value-added services that enhance the game experience. Under the free-to-play and pay-for in-game value-added services revenue model, the most significant factors effecting revenue are the number of active paying accounts and the average revenue per paying account.
     Increase in our net revenues from our casual games were primarily due to an increase in revenues from Maple Story and BNB. Peak concurrent users for our casual games increased from 878,000 in 2004 to 1,661,000 in 2005.
     Our other net revenue also increased from RMB89.5 million in 2004 to RMB238.3 million (US$29.5 million) in 2005. This increase in other net revenue was primarily due to increases in online advertising sales, which we commenced in 2004, and user password protection products sales as well as revenue generated by EZ Pod sales and by Haofang’s PC game network platform. The increase in other net revenue was partially offset by a decrease in revenue from the sale of game related merchandise products and our SMS services.
     Cost of revenue. Our cost of revenue increased 30.4% from RMB471.2 million in 2004 to RMB614.4 million (US$76.1 million) in 2005. This increase was primarily due to increases in our ongoing licensing fees for online games, amortization of upfront licensing fees, server leasing and maintenance fees, depreciation of property, equipment and software, salary and benefits of employees directly engaged in provision of our online games services, and manufacturing costs for our user password protection products and EZ Pod.
•	Ongoing licensing fees for online games increased 20.0% from RMB249.3 million in 2004 to RMB299.2 million (US$37.1 million) in 2005. This increase was principally a result of the continued increase in our revenues attributable to licensed games, particularly MapleStory, which we launched commercially in the third quarter of 2004, and Mir II. Additional games, including Archlord and Dungeons & Dragons Online, each of which we expect to commercially launch in 2006, will further contribute to this expense. Ongoing licensing fees for online games totaled approximately 19.2% of our net revenues in 2004 compared to approximately 15.8% of our net revenues in 2005. This decrease was primarily due to the increase in revenue generated by Woool, an in-house developed game, and the increase in our non-game revenue.

•	Amortization of upfront online game licensing fees increased 36.9% from RMB27.2 million in 2004 to RMB37.3 million (US$4.6 million) in 2005. This increase was principally due to the amortization of an upfront fee that we paid for the license of R.O. and D.O. to Gravity Co,, Ltd. and Cr-Space Co., Ltd., respectively, and of an upfront fee that we paid to Nexon Corporation in connection with our extension of our BNB license. Additional games, including Archlord and Dungeons & Dragons Online, which we expect to commercially launch in 2006, are expected to further increase these amortization expenses. Amortization of upfront online game licensing fees totaled approximately 2.1% and 2.0% of our net revenues in 2004 and 2005, respectively.

•	Aggregate server leasing fees and server maintenance fees increased 11.2% from RMB79.9 million in 2004 to RMB88.9 million (US$11.0 million) in 2005. This increase was primarily due to the increase of average concurrent user, acquiring of additional servers and increased maintenance fees.The number of servers we leased as of December 31, 2005 was approximately 5665. Aggregate server leasing and maintenance fees totaled approximately 6.2% and 4.7% of our net revenues in 2004 and 2005, respectively.
•	Depreciation of property, equipment and software increased 55.0% from RMB28.4 million in 2004 to RMB44.0 million (US$5.5 million) in 2005. This increase was primarily due to our acquiring of additional servers to meet the needs of our increased user base.Depreciation of property, equipment and software totaled approximately 2.2% and 2.3% of our net revenues in each of 2004 and 2005.

•	Salary and benefits increased 71.8% from RMB23.8 million in 2004 to RMB40.9 million (US$5.1 million) in 2005. This increase was primarily due to the increase in the number of employees directly engaged in provision of our online games services from approximately 500 as of December 31, 2004 to approximately 720 as of December 31, 2005, as well as a merit-based salary raise throughout the company during the third quarter of 2005. Salary and benefits attributable to costs of revenue totaled approximately 1.8% and 2.2% of our net revenues in 2004 and 2005, respectively.

•	Other cost of revenue, which includes manufacturing costs for our user password protection product, derivative products, pre-paid cards and EZ Pods, rental and management fees, technical service fees (including commissions paid to telecommunications providers) and inventory provisions, increased from RMB62.6 million in 2004 to RMB104.1 million (US$12.8 million) in 2005. This increase was primarily due to an increase in manufacturing costs of our user protection product as a result of increased production costs due to increased sales, and costs of manufacturing EZ Pod, which was commercially launched in the fourth quarter of 2005. The increase was partially offset by a decrease in manufacturing costs for derivative products as a result of a decrease in production due to the slowdown of derivative product sales. Other expenses totaled approximately 4.8% and 5.5% of our net revenues in 2004 and 2005, respectively.
     Gross profit. As a result of the foregoing, our gross profit increased 54.9% from RMB827.5 million in 2004 to RMB1,282.2 million (US$158.9 million) in 2005. Our gross profit margin, which is equal to our gross profit divided by our net revenues, increased from 63.7% in 2004 to 67.6% in 2005.
     Operating expenses. Our operating expenses increased from RMB316.6 million in 2004 to RM660.3 million (US$81.8 million) in 2005. This increase was due to increases in our product development, sales and marketing and general and administrative expenses.
•	Our product development expenses increased from RMB71.8 million in 2004 to RMB164.8 million (US$20.4 million) in 2005. This increase was primarily due to an increase in salary and benefits expenses of personnel engaged in the research and development of our products, as well as depreciation and rental and management fees attributable to our research and development efforts. The number of our employees engaged in the development of online games, our EZ initiative and technology supporting our operations increased from approximately 550 as of December 31, 2004 to approximately 810 as of December 31, 2005. These increases were principally a result of our focus on the EZ initiative in 2005. Product development expenses totaled approximately 5.5% and 8.7% of our net revenues in 2004 and 2005, respectively. We expect that our product development expenses will increase as we plan to increase expenditures relating to the research and development of our EZ initiative and in-house casual games.

•	Our sales and marketing expenses increased from RMB91.2 million in 2004 to RMB235.4 million (US$29.2 million) in 2005. This increase was mainly due to the following factors:
w	The significant increase in advertisement fees and marketing promotion expenses from RMB57.7 million in 2004 to RMB168.6 million (US$20.9 million) in 2005, which is primarily attributable to the expansion of our game offerings, introduction of the EZ Pod and advertising efforts to build awareness of our brand;

w	The growth of our sales and marketing personnel from approximately 215 as of December 31, 2004 to approximately 340 as of December 31, 2005, along with a merit-based salary raise throughout the company during the third quarter of 2005, resulted in an increase in our salary and benefit expense increasing from RMB19.0 million in 2004 to RMB34.6 million (US$4.3 million) in 2005; and

Sales and marketing expenses accounted for approximately 7.0% and 12.4% of our net revenues in 2004 and 2005, respectively. We expect that sales and marketing expenses will decline in 2006.
•	Our general and administrative expenses increased by 69.4% from RMB153.6 million in 2004 to RMB260.1 million (US$32.2 million) in 2005. This increase was primarily due to the following factors:
w	The increase in provisions for doubtful debts from RMB0.8 million in 2004 to RMB55.7 million (US$6.9 million) in 2005. The provisions for doubtful debt in 2005 are due to RMB48.0 million (US$5.9 million) recorded in the fourth quarter of 2005, which was mainly due to overdue receivables from online advertising and sales of our user password protection product.

w	The 56.7% increase in salary and benefits expenses from RMB27.1 million in 2004 to RMB42.4 million (US$5.3 million) in 2005, which was primarily attributable to the increase in the number of employees engaged in general and administrative work from approximately 180 as of December 31, 2004 to approximately 201 as of December 31, 2005, as well as a merit-based salary raise throughout the company during the third quarter of 2005.

w	The 50.1% increase in business taxes from RMB38.5 million in 2004 to RMB57.8 million (US$7.2 million) in 2005, which primarily relate to business taxes incurred by Shengqu from revenues collected from our operating companies: Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng; and

w	The increase in other general and administrative expenses from RMB87.2 million in 2004 to RMB104.2 million (US$12.8 million) in 2005, which relate primarily to consulting, legal and audit fees, rental and management fees and amortization of intangible assets-reevaluation.
     General and administrative expenses accounted for approximately 11.8% and 13.7% of our net revenues in 2004 and 2005, respectively. Due to a tightening of our credit controls and other cost control measures, we expect general and administrative expenses to decline in 2006.
     Income from operations. As a result of the foregoing, our operating income increased from RMB511.0 million in 2004 to RMB621.9 million (US$77.1 million) in 2005. Our operating margin, which is equal to our operating profit divided by our net revenues, decreased from 39.3% in 2004 to 32.8% in 2005.

     Income before minority interests and income tax expenses. Our income before minority interests and income tax expenses increased 22.5% from RMB654.3 million in 2004 to RMB801.4 million (US$99.3 million) in 2005. This increase was primarily the result of the increase in income from operations, as well as the following:
•	Interest income. Our interest income increased from RMB19.7 million in 2004 to RMB29.0 million (US$3.6 million) in 2005. This increase was primarily due to the increase in our average cash and cash equivalents balances in 2005 relative to those in 2004.

•	Amortization of convertible debt insurance cost. Amortization of convertible debt issuance costs increased from RMB3.5 million in 2004 to RMB18.5 million (US$2.3 million) in 2005 due to the full year effect from the amortization of costs incurred in connection with the issuance of our convertible notes in October 2004.

•	Investment income (loss). We had investment income of RMB43.5 million in 2004 and an investment loss of RMB5.9 million (US$0.7 million) in 2005. The investment gain in 2004 primarily related to gains on trading marketable securities, while the loss in 2005 primarily related to loss on disposition of investment in Bothtec Inc. and Shenzhen Fenglin Huoshan Computer Technology Co., Ltd.

•	Other income. Our other income increased from RMB83.7 million in 2004 to RMB174.9 million (US$21.7 million) in 2005. Our other income during 2005 was primarily attributable to government financial incentives of RM137.3 million (US$17.0 million) we received in 2005 from a local government authority in China relating to business taxes we paid in the PRC. The increase in our government financial incentives in 2005 is due to an increase in the amount of business taxes we have paid as a result of our increased revenues. See the sections of this Item 5 entitled “A. Operating Results-Other Income”. In 2005, we also recorded a foreign exchange gain of RMB48.9 million (US$6.1 million) due to the appreciation of the RMB against the U.S. dollar during 2005.
     Income tax expenses. Our income tax expenses increased from RMB38.9 million in 2004 to RMB96.7 million (US$12.0 million) in 2005.
     Equity in loss of affiliates. Our equity in loss of an affiliate increased from RMB4.2 million in 2004 to RMB544.3 million (US$67.4 million) in 2005. This increase was primarily due to the recognition of a non-cash impairment charge of RMB521.5 million (US$64.6 million) in the fourth quarter of 2005 to reflect the fair value of our 38.1% stake in Actoz. We completed the purchase of our 38.1% controlling stake in February 2005 for a total consideration of RMB878.0 million (US$106.1 million), which represents a premium over the then quoted market price. We recognized an impairment charge on our investment in Actoz primarily as a result of the continued decline in royalties payable to Actoz from our operation of Mir II in China. The decision to recognize impairment was also influenced by the decline in the market price for shares of Actoz.
     Net income. As a result of the foregoing, our net income decreased by 72.9% from RMB609.5 million in 2004 to RMB165.3 million (US$20.5 million) in 2005.
     Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
     Net revenues. Our net revenues increased from RMB600.0 million in 2003 to RMB1,298.7 million in 2004.

     Our online game net revenues increased from RMB588.6 million in 2003 to RMB1,209.2 million in 2004. Net revenues from MMORPGs increased by 71.4% from RMB580.3 million in 2003 to RMB994.7 million in 2004. Net revenues from casual games increased from RMB8.3 million in 2003 to RMB214.5 million in 2004.
     The increase in our net revenues from MMORPGs was primarily due to an increase in our average concurrent users. The average concurrent users of our MMORPGs increased by 73.1% from approximately 425,000 in 2003 to approximately 736,000 in 2004, although the average revenue per user-hour for our MMORPGs decreased 5.9% from RMB0.17 in 2003 to RMB0.16 in 2004.
     The increase in net revenue from casual games was primarily due to an increase in the number of active paying accounts and average revenue per paying account, in particular with our casual game BNB. The number of active paying accounts for our casual games increased by 51.6% from approximately 2,044,000 in the first quarter of 2004 to approximately 3,100,000 in the fourth quarter of 2004.
     Our other net revenue increased from RMB11.4 million in 2003 to RMB89.5 million in 2004. This increase in other net revenue was primarily due to increases in sales of user password protection products, SMS services, and to a significantly lesser extent, the commencement of online advertising sales in 2004.
     Cost of revenue. Our cost of revenue increased from RMB233.7 million in 2003 to RMB471.2 million in 2004. This increase was primarily due to increases in our ongoing licensing fees for online games, amortization of upfront licensing fees, server leasing and maintenance fees, depreciation of property, equipment and software, salary and benefits, and manufacturing costs for pre-paid games cards, all of which were generally attributable to the significant increase in our business activity in 2004 relative to 2003.
•	Ongoing licensing fees for online games increased 85.3% from RMB134.5 million in 2003 to RMB249.3 million in 2004. This increase was principally a result of the continued increase in our revenues attributable to licensed games, particularly BNB, which we launched commercially in the third quarter of 2003, and Mir II. Ongoing licensing fees for online games totaled approximately 22.4% of our net revenues in 2003 compared to approximately 19.2% of our net revenues in 2004.

•	Amortization of upfront online game licensing fees increased from RMB11.7 million in 2003 to RMB27.2 million in 2004. This increase was principally due to the amortization of an upfront fee that we paid for the license of BNB in the second quarter of 2003 and of an upfront fee that we paid to Actoz in connection with our extension of our Mir II license in the third quarter of 2003. Amortization of upfront online game licensing fees totaled approximately 1.9% and 2.1% of our net revenues in 2003 and 2004, respectively.

•	Aggregate server leasing fees and server maintenance fees increased from RMB39.7 million in 2003 to RMB79.9 million in 2004. This increase was primarily due to the continued increase in our user base, which required that we increase the number of our servers, and, to a significantly lesser extent, increased fees under renewals of expiring server leases. The number of servers we leased as of December 31, 2004 was approximately 5,500. Aggregate server leasing and maintenance fees totaled approximately 6.6% and 6.2% of our net revenues in 2003 and 2004, respectively.

•	Depreciation of property, equipment and software increased from RMB14.1 million in 2003 to RMB28.4 million in 2004. This increase was principally a result of our acquiring additional servers and related operating and data security software to meet the needs of our increased user base. The number of the servers we own, including servers for game operations and for office use, increased from approximately 4,100 as of December 31, 2003 to approximately 5,600 as of December 31, 2004. Depreciation of property, equipment and software totaled approximately 2.3% and 2.2% of our net revenues in 2003 and 2004, respectively.

•	Salary and benefits increased 73.7% from RMB13.7 million in 2003 to RMB23.8 million in 2004. This increase was primarily due to increases in personnel employed to maintain our server network, billing system and customer service center from 297 as of December 31, 2003 to approximately 500 as of December 31, 2004 as a result of the expansion of our user base and network infrastructure. Salary and benefits attributable to costs of services totaled approximately 2.3% and 1.8% of our net revenues in both 2003 and 2004, respectively.

•	Other expenses, which includes manufacturing costs for our user password protection product, derivative products and pre-paid cards, share-based compensation costs, rental and management fees and technical service fees (including commissions paid to telecommunications providers), increased from RMB20.1 million in 2003 to RMB62.5 million in 2004. This increase was primarily due to increases in (1) manufacturing costs of derivative products, (2) manufacturing costs of our user password protection product, (3) manufacturing costs of pre-paid cards, and (4) charges by telecommunications providers in connection with SMS services. Other expenses totaled approximately 3.3% and 4.8% of our net revenues in 2003 and 2004, respectively.
     Gross profit. As a result of the foregoing, our gross profit increased from RMB366.3 million in 2003 to RMB827.5 million in 2004. Our gross profit margin, which is equal to our gross profit divided by our net revenues, was 63.7% in 2004 compared to 61.1% in 2003.
     Operating expenses. Our operating expenses increased from RMB153.1 million in 2003 to RMB316.6 million in 2004. This increase was primarily due to increases in our product development, sales and marketing and general and administrative expenses as a result of the continued growth of our business in 2004.
•	Our product development expenses increased from RMB33.0 million in 2003 to RMB71.8 million in 2004. This increase was primarily due to an increase in salary and benefits expenses of personnel engaged in the research and development of our products, as well as amortization of intangibles relating to the purchase of software used in research and development efforts. The number of our employees engaged in the development of online games and software and technology supporting our operations increased from approximately 225 as of December 31, 2003 to approximately 550 as of December 31, 2004. These increases were principally a result of our increased focus on in-house game development in 2004. Product development expenses, including the amortization of related intangibles such as software used in our research and development center, totaled approximately 5.5% and 5.5% of our net revenues in 2003 and 2004, respectively.

•	Our sales and marketing expenses increased from RMB44.1 million in 2003 to RMB91.2 million in 2004. This increase was mainly due to the following factors:

w	The significant increase in advertisement fees and marketing promotion expenses from RMB26.4 million in 2003 to RMB57.7 million in 2004, which is primarily attributable to the expansion of our game offerings and advertising efforts to build awareness of our brand; and

w	The growth of our sales and marketing personnel from approximately 140 as of December 31, 2003 to approximately 215 as of December 31, 2004, which resulted in an increase in our salary and benefit expense increasing from RMB6.3 million in 2003 to RMB19.0 million in 2004.

w	Sales and marketing expenses accounted for approximately 7.4% and 7.0% of our net revenues in 2003 and 2004, respectively.
•	Our general and administrative expenses increased by 102.0% from RMB76.0 million in 2003 to RMB153.6 million in 2004. This increase was primarily due to the following factors:

w	The increase in salary and benefits expenses from RMB19.6 million in 2003 to RMB27.1 million in 2004, which was primarily attributable to the increase in the number of employees engaged in general and administrative work from approximately 120 as of December 31, 2003 to approximately 180 as of December 31, 2004 as a result of the continued growth of our business in 2003 and 2004 and, to a lesser extent, to an increase in the average salary and expense per employee;

w	The increase in business taxes from RMB19.8 million in 2003 to RMB38.5 million in 2004, which primarily relate to business taxes incurred by Shengqu from revenues collected from Shanda Networking since our restructuring in March 2003; and

w	The increase in other general and administrative expenses from RMB9.2 million in 2003 to RMB18.8 million in 2004, which relate primarily to the costs of increased obligations stemming from compliance costs associated with our status as a registered public company, and costs related to our acquisitions.
     General and administrative expenses accounted for approximately 12.7% and 11.8% of our net revenues in 2003 and 2004, respectively.
     Income from operations. As a result of the foregoing, our operating income increased from RMB213.2 million in 2003 to RMB511.0 million in 2004. Our operating margin, which is equal to our operating profit divided by our net revenues, increased from 35.5% in 2003 to 39.3% in 2004.
     Income before minority interests and income tax expenses. Our income before minority interests and income tax expenses increased from RMB287.9 million in 2003 to RMB654.3 million in 2004. This increase was primarily the result of a significant increase in income from operations, as well as the following:
•	Investment income. Our investment income increased from RMB6.6 million in 2003 to RMB43.5 million in 2004, which reflected gains in trading of marketable securities, including the realization of a gain on the sale of shares of Sina in December 2004.

•	Other income. Our other income increased from RMB61.2 million in 2003 to RMB83.7 million in 2004. Our other income during 2004 was primarily attributable to government financial incentives of RMB88.1 million we received in 2004 from a local government authority in China relating to business taxes we paid in the PRC. The increase in our government financial incentives relative to 2003 results from our having paid more business taxes as our revenues have increased and the imposition of business tax on Shengqu following our restructuring in March 2003, which tax only applied during a portion of 2003. See the sections of this Item 5 entitled “PRC Enterprise Income Tax” and “PRC Business Tax and Financial Incentives”.

•	Interest income. Our interest income increased from RMB7.0 million in 2003 to RMB19.7 million in 2004. This increase was primarily due to a significant increase in our cash and cash equivalents balances resulting from operations, our initial public offering in May 2004 and our private placement of convertible notes in October 2004.
     Income tax expenses. Our income tax expenses increased from RMB18.6 million in 2003 to RMB38.9 million in 2004.
     Net income. As a result of the foregoing, our net income increased by RMB336.6 million from RMB272.9 million in 2003 to RMB609.5 million in 2004.
B. LIQUIDITY AND CAPITAL RESOURCES
Cash Flows and Working Capital
     To date, we have financed our operations through internally generated cash, the sale of our preferred shares to an investor in March 2003, our initial public offering of ADSs in May 2004 and the offering of the convertible notes in October 2004. As of December 31, 2005, we had approximately RMB949.6 million (US$117.7 million) in cash and cash equivalents, of which RMB665.6 million (US$82.5 million) was held by Shanda Networking and its subsidiaries. As of the same date, we had outstanding debt of RMB2,219.3 million (US$275.0 million) pursuant to the convertible notes. Our cash and cash equivalents primarily consist of cash on hand, demand deposits, and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Although we consolidate the results of Shanda Networking and its subsidiaries in our consolidated financial statements and we can utilize the cash and cash equivalents of Shanda Networking and its subsidiaries in our operations, we do not have direct access to the cash and cash equivalents or future earnings of Shanda Networking or any of its subsidiaries. However, these cash balances can be utilized by us for our normal operations pursuant to our agreements with Shanda Networking and its subsidiaries that provide us with the substantial ability to control these companies and their operations. See “Organizational Structure” in Item 4 and “Exchange Controls” in Item 10.

     The following table shows our cash flows with respect to operating activities, investing activities and financing activities in the years ended December 31, 2003, 2004 and 2005:

	For the years ended December 31,
	2003	2004	2005
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	278,355.5	807,330.8	649,787.9	80,516.9
Net cash used in investing activities	(21,515.4)	(615,675.0)	(2,831,460.3)	(350,853.8)
Net cash provided by financing activities	165,042.3	2,333,392.9	17,900.5	2,218.1
Effect of exchange rate change on cash	—	—	(10,577.6)	(1,310.7)
Net increase (decrease) in cash and cash equivalents	421,882.4	2,525,048.7	(2,174,349.5)	(269,429.5)
Cash beginning of period	177,040.0	598,922.4	3,123,971.1	387,099.6
Cash, end of period	598,922.4	3,123,971.1	949,621.6	117,670.1
     We had net cash provided by operating activities of RMB649.8 million (US$80.5 million) in 2005 compared to RMB 807.3 million in 2004. The cash provided by operating activities primarily derived from our online games operations, advertising, sales of user password protection product and EZ Pod. The decrease of cash provided by operating activities in 2005 is primarily a result of a decline in the operating profit margin in online game operations, and the increase of account receivable and inventories attributable to manufacturing and sales of user password protection product and EZ Pod product. We had net cash provided by operating activities of RMB807.3 million in 2004 compared to RMB278.4 million in 2003. This increase was primarily attributable to an increase in our net income derived from our online games with additional contribution from advertising revenues, wireless value-added services revenue, and revenues from sales of game related merchandise.
     We had net cash used in investing activities of RMB2,831.5 million (US$350.9 million) in 2005. Our net cash used in investing activities in 2005 was principally attributable to the payment of RMB1,559.5 million (US$193.2 million) for purchase of the stake in Sina, the payment of RMB759.1 million (US$91.7 million) for purchase of the issued and outstanding shares of Actoz, the payment of RMB218.9 (US$27.1 million) for purchase of property, equipment, software, intangible assets and land use right, the net increase in time deposit of RMB 126.4 million (US$15.7 million), the payment of RMB165.5 million (US$20.5 million) for acquisition of 100% equity interest in Haofang and the payment of RMB29.2 million (US$3.6 million) for acquisition of 100% equity interest in Gametea. We had net cash used in investing activities of RMB615.7 million in 2004. This was primarily due to our purchase of marketable securities, our purchase of property, equipment, software and intangible assets, and our acquisitions and investments in associated companies. This amount was partially offset by the repayment of an outstanding loan to an unrelated party and the proceeds from the disposition of short-term investments. We had net cash used in investing activities of RMB21.5 million in 2003. This was primarily attributable to our purchase of property, equipment and software, principally servers, a loan made by us, and the acquisition by Shanda Networking of two subsidiaries. This amount was partially offset by a decrease in our short-term investments.
     We had net cash provided by financing activities of RMB17.9 million (US$2.2 million) in 2005, which was comprised of RMB72.5 millon (US$9.0 million) in connection with stock option exercises by our officers, directors and employees, and partially offset by RMB54.9 million (US$6.8 million) used for share repurchases. We had net cash provided by financing activities of RMB2,333.4 million in 2004. This was primarily attributable to the net proceeds from our initial public offering in May 2004 of RMB875.5 million (US$105.8 million) and the net proceeds of our offering of the convertible notes in October 2004 of approximately RMB2,225.4 million (US$268.9 million). This amount was partially offset by a special dividend of RMB192.1 millon paid to our shareholders in March 2004 and the repurchase of 5,326,250 of our ordinary shares from SB Asia Infrastructure Fund for US$75.0 million, or $14.08 per ordinary share. We had net cash provided by financing activities of RMB165.0 million in 2003. This was primarily attributable to the proceeds from the sale of our preferred stock to an investor in March 2003, which was partially offset by deemed capital distributions related to the acquisition in March 2003 of substantially all of the business and operations of a related company.
     We believe that our current cash and cash equivalents, and cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. In particular, the holders of our US$275 million Zero Coupon Senior Convertible Notes, or the convertible notes, have the right to require us to repurchase all or a portion of their notes on October 15, 2007 at a repurchase price equal to 100% of the principal amount of notes to be repurchased, plus accrued and unpaid interest and liquidated damages, if any. If our current cash and cash equivalents as well as cash flow from operations are insufficient to satisfy our cash requirements, including the repurchase of the convertible notes, we may seek to sell additional debt securities or equity securities or obtain a credit facility. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Please see Item 3 “Key Information”, —“Risk Factors”—, “We may not have the ability to repurchase our Zero Coupon Senior Convertible Notes in cash if holders exercise their repurchase right on October 15, 2007.” Please also see “Exchange Controls” in Item 10 for a discussion of impediments to capital flows in and out of China.
     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment, which may have a material effect upon our liquidity and capital resources. Please see “Recent Acquisitions” in this Item 5 for a description of our significant investments, acquisitions and divestments.
     Certain transactions out of the ordinary course of business have occurred since December 31, 2005 and have affected our liquidity and capital resources. On February 28, 2006, we made the final earn out payment in an amount of US$31 million to the former shareholders of Haofang in connection with our two-step acquisition of Haofang. As a result of this payment, as of March 31, 2006, our cash and cash equivalents were RMB 817.3 million (US$101.3 million), of which RMB 442.0 million (US$54.8 million) was held by Shanda Networking and its subsidiaries.
Capital Expenditures
     We made capital expenditure of RMB78.2 million, RMB97.4 million and RMB218.9 million (US$27.1 million) in 2003, 2004 and 2005. To date, the capital expenditures have primarily consisted of purchases of online game network infrastructure, software, copyrights as well as office premises. We expect the capital expenditure in 2006 to increase as we will continue to make technological improvement of our network infrastructure along with the continuous expansion of our online game business and development of EZ initiative, and to acquire new office premises on commercially reasonable terms to reduce our reliance on the existing leased office facilities.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     We focus our research and development activities principlly on the in-house development of casual games and on the EZ initiative.
     Our research and development efforts and plans consist of:
•	development of casual online games, including chess and board games, for use on our Internet game portal and our EZ Center platform;

•	design and development of the EZ Center software platform and the EZ Series products;

•	localization of games licensed from abroad for commercialization in China;

•	design and development of the EZ Center software platform and the EZ Series products;

•	development of wireless games for mobile phones;

•	improving our unified user platform, including our unified billing and user authentication system; and

•	improving our server management and control systems.
     Our research and development expenditures were RMB 33,0 million, RMB71,8 million, and RMB 164,8 million (US$ 20.4 million) in 2003, 2004 and 2005, respectively.
D. TREND INFORMATION
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2003 to December 31, 2005 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. OFF-BALANCE SHEET ARRANGEMENTS
     Other than our operating lease arrangements, we have not entered into any off-balance sheet arrangements other than our operating lease arrangements:
•	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity;

•	We have not entered into any obligations under any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements;

•	We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity; and

•	We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
     The following table sets forth our contractual obligations as of December 31, 2005:

	Payments Due by Period
		January 1, 2006 to	January 1, 2007 to	January 1, 2008 to	January 1, 2009 to
	Total	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	Thereafter
	(RMB in thousands)
Operating lease obligations:
Office premises	26,220.5	22,399.2	3,142.0	422.1	257.2	—
Computer equipment and others	18,533.6	18,031.9	501.7	—	—	—
Obligations relating to upfront licensing fees for licensed games	16,543.9	16,543.9	—	—	—	—
Obligations relating to property, plant and equipment	5,168.5	3,457.5	1,711.0
Obligation relating to considerations to be paid for acquisition of Haofang	249,286.5	249,286.5	—	—	—	—
Total contractual obligations.	315,753.0	309,719.0	5,354.7	422.1	257.2	—
     As of December 31, 2005, substantially all of our operating lease arrangements for servers and related services provide for the calculation of lease payments based on formulas that reference the actual number of users of the relevant servers. Our rental expenses under these operating leases were RMB25.0 million, RMB55.7 million and RMB43.9 million (US$5.4 million) in 2003, 2004 and 2005, respectively. As future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments shown above.
     As of December 31, 2005, we did not have any material capital lease obligations.

     Apart from the foregoing, as of December 31, 2005, we did not have any other long-term debt obligations, operating lease obligations or purchase obligations. However, pursuant to the contractual arrangements between Shengqu, Shanda Networking and the shareholders of Shanda Networking, Shengqu has an option, exercisable at such time, if any, as it is legally permissible, to acquire 100% of the equity interest in Shanda Networking for RMB10.0 million or such lower amount as permitted by applicable law. In addition, Shengqu has agreed to indemnify the shareholders of Shanda Networking to the extent that they are subject to any legal or economic liabilities as a result of performing their obligations pursuant to their agreements with Shengqu. Furthermore, Shengqu has undertaken to provide financial support to Shanda Networking and its subsidiaries to the extent necessary for its operations. See Item 7 “Major Shareholders and Related Party Transactions” and “Organizational Structure” in Item 4.
Item 6. Directors, Senior Management and Employees
A. DIRECTORS AND SENIOR MANAGEMENT
     The following table sets forth certain information relating to our directors and executive officers as of June 25, 2006. The business address of each of our directors and executive officers is No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, China.

Name	Age	Position
Tianqiao Chen[1]	33	Chairman of the Board and Chief Executive Officer
Jun Tang	43	Director and President
Danian Chen	28	Director and Executive Senior Vice President
Qianqian Luo[1]	30	Director
W. Mark Evans[2]	48	Director
Jingsheng Huang[2]	48	Director
Chengyu Xiong[2]	52	Director
Haibin Qu	31	Director and Executive Senior Vice President
Shujun Li3	34	Director, Senior Vice President and Chief Financial Officer
Qunzhao Tan	30	Senior Vice President and Chief Technology Officer
Yanmei Zhang	42	Senior Vice President
Jingying Wang	35	Senior Vice President
Hai Ling	36	Senior Vice President
Xiangdong Zhang	30	Senior Vice President
Daniel Zhang[3]	34	Financial Controller

[1]	Member of the compensation committee.

[2]	Member of the audit committee.

[3]	Effective June 30, 2006, Shujun Li will resign from his position as Senior Vice President and Chief Financial Officer and Daniel Zhang shall be promoted from financial controller to Vice President and Chief Financial Officer. Shujun Li will continue to serve as a director.

          Tianqiao Chen, one of our co-founders, has served as the chairman of our board of directors and our chief executive officer since our inception in December 1999. Mr. Chen established Shanda Networking with Danian Chen in December 1999. Prior to establishing Shanda Networking, Mr. Tianqiao Chen served as the vice director of the office of the president of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. From 1994 to 1998, Mr. Chen served in various management positions with Shanghai Lujiazui Group. Mr. Tianqiao Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Danian Chen, our co-founder, and is married to Qianqian Luo, one of our directors.
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
          Danian Chen, one of our co-founders, established Shanda Networking with Tianqiao Chen in December 1999. Mr Danian Chen has served as our executive senior vice president since August 2005. Mr. Danian Chen served as a senior vice president from July 2003 to August 2005, after serving as our director of products until July 2003, Mr. Danian Chen has served on our board of directors since our inception. Prior to co-founding Shanda Networking, Mr. Danian Chen worked as an employee in Xinghui International Transport Company, Haijie Shipping Agency Company and Jinyi Network from September 1996 to November 1999. Mr. Danian Chen is Tianqiao Chen’s brother.
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
          Jingsheng Huang has served as our director since October 2005. Since October 2005, Mr. Huang has served as Managing Director at Bain Capital. From January 2002 to September 2005, he was Managing Director China at SOFTBANK Asia Infrastructure Fund, or SAIF, and served as a director on the board of twelve SAIF portfolio companies in the technology, telecommunications and media sectors. Prior to joining SAIF, Mr. Hunag was a partner at SUNeVision Ventures. Mr. Huang has also served as Senior Manager of Strategic Investments at Intel Capital, Director of Asia Pacific Research Operations at Gartner Group and Vice President of Marketing of Mtone Wireless. Mr. Huang holds an MBA degree from Harvard Business School, a master’s degree in sociology from Stanford University and a bachelor’s degree in English from Beijing Foreign Studies University.
          Chengyu Xiong has served as our director since October 2005. Dr. Xiong is a professor and deputy dean of the School of Journalism and Communication at Tsinghua University. In addition, Dr. Xiong serves as the director of both the

New Media Studies Center and the Cultural Industries Center at the School of Journalism. Dr. Xiong received his doctorate degree from Brigham Young University. Dr Xiong has written, edited and translated numerous books and articles.
          Haibin Qu has served as our executive senior vice president since August 2005 and as our director since April 2004. Prior to serving as our senior vice president from July 2003 to August 2005, Mr. Qu served as our vice president from September 2002 to June 2003 and as our director of business development from February 2000 to August 2002. Previously, Mr. Qu served as a vice president of Shanghai Fuwei Technology Development Co., Ltd. from September 1996 to December 1999. Mr. Qu holds a bachelor’s degree in mechanics from Fudan University.
          Shujun Li has served as our senior vice president since August 2005 and as our chief financial officer since November 2003 and vice president from July 2003 to August 2005. Mr. Li became a member of our board of directors in April 2005 after leading our initial public offering in May 2004. Mr. Li previously served as our director of investment and overseas business from March 2002 to July 2003. Prior to joining us, Mr. Li served as a fund manager responsible for the establishment of Zhongrong Fund Management Company from January 2001 to October 2001 and a senior manager at the international business department of China Southern Securities Co., Ltd. from August 1997 to December 2000. Mr. Li holds a master’s degree in economics from Nankai University and a bachelor’s degree in English from Hebei Normal University.
          Qunzhao Tan has served as our senior vice president since August 2005 and as our vice president from July 2003 to August 2005 and chief technology officer since July 2003. Mr. Tan previously served as our director of research and development from November 1999 to July 2003. Prior to joining us, Mr. Tan worked as an assistant in the Institute of Clean Coal Technology of East China University of Science and Technology from July 1996 to November 1999. Mr. Tan holds a bachelor’s degree in chemical engineering from East China University of Science and Technology.
          Yanmei Zhang has served as our senior vice president since August 2005 and as our vice president from January 2005 to August 2005. Prior to joining us, Ms. Zhang served as Vice President at Sony China Corp. from January 1994 until December 2004. Ms. Zhang joined Sony America in New York in 1991 as international Human Resources specialist and served in that position until 1993. Ms. Zhang holds a master’s degree in Business Administration from University of South Carolina and a bachelor’s degree in English from Shanxi University.
          Jingying Wang has served as our senior vice president since August 2005. Ms. Wang previously served as our vice president from January 2005 to August 2005 and as our director of customer services from May 2002 to July 2003. Prior to joining us, Ms. Wang served as the customer services manager of Shanghai Waterman Drinks Co., Ltd. from December 2000 to May 2002, and the customer services supervisor of Hangzhou Marykay Cosmetics Co., Ltd. from 1998 to December 2000. Ms. Wang holds a bachelor’s degree in radio technology from Shanghai University.
          Hai Ling has served as our senior vice president since August 2005. Mr. Ling previously served as our vice president from August 2003 to August 2005 and as our director of sales. Prior to joining us, Mr. Ling served as general manager of Powerise Technology Co. from 1997 to 2003. Mr. Ling holds a bachelor’s degree in computer science and technology from the National University of Defense Technology.
          Xiangdong Zhang was promoted to senior vice president in June 2006. Prior to serving as our vice president from July 2005 to June 2006, Mr. Zhang served as director of our product management center from 2001 to July 2005. Prior to joining us, Mr. Zhang served as the editor-in-chief of the game channel at China.com from 1999 to 2001. Mr. Zhang holds a bachelor’s degree in engineering from Dalian Institute of Light Industry.

          Daniel Zhang joined Shanda in September 2005 as Financial Controller. Prior to joining Shanda, Mr. Zhang served as senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai, China from 2002 to 2005. Prior to PricewaterhouseCoopers’ he served for seven years with Arthur Andersen, departing as an audit manager of the firm’s Shanghai office. Mr. Zhang holds a bachelor’s degree in finance from Shanghai University of Finance and Economics.
          Duties of Directors
          Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right in certain circumstances in a derivative action in the name of the company to seek damages if a duty owed by our directors is breached.
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

B. COMPENSATION
          In 2005, the aggregate cash compensation paid to our directors and executive officers as a group was RMB 11.86 million (US$1.47 million). In addition, options to acquire an aggregate of 163,078 ordinary shares were granted to our directors and executive officers in 2005. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.
Equity Compensation Plans
          In order to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, employees and other eligible persons, we have adopted our 2003 Incentive Plan, or the 2003 Plan and our 2005 Equity Compensation Plan, or the 2005 Plan. In March 2003, our board of directors adopted the 2003 Plan. An aggregate of 13,309,880 ordinary shares, which is equal to approximately 9.4% of our issued and outstanding ordinary shares as of March 31, 2006, were reserved for issuance under the 2003 Plan.
          The table set forth below summarizes stock option activity under the 2003 Plan for the years ended December 31, 2003, 2004 and 2005:

	2003		2004		2005
	Options	Weighted Average	Options	Weighted Average	Options	Weighted Average
	Outstanding	Exercise Price (US$)	Outstanding	Exercise Price (US$)	Outstanding	Exercise Price (US$)
Outstanding at beginning of year	—	—	8,857,803	1.516	8,883,402	3.42
Granted	8,857,803	1.516	4,258,503	5.57	567,731	15.63
Exercised	—	—	(4,116,074)	1.55	(2,762,438)	2.70
Forfeited	—	—	(116,830)	3.51	(467,920)	5.33
Outstanding at end of year	8,857,803	1.516	8,883,402	3.42	6,220,775	4.71

Vested and exercisable at end of year	2,214,451	1.516	397,091	2.53	1,164,853	3.97

          As of December 31, 2005, approximately 210,594 options were available for granted under the 2003 Plan. The table set forth below summarizes outstanding and exercisable stock options under the 2003 Plan as of December 31, 2005

	Options Outstanding at			Options Exercisable at
	December 31, 2005			December 31, 2005
		Weighted Average
	Number	Remaining Contractual	Weighted Average	Number	Weighted Average
Exercise Prices US$	Outstanding	Life (years)	Exercise Price (US$)	Outstanding	Exercise Price (US$)
1.516	2,561,319	7.25	1.516	480,690	1.516
5.5	3,086,031	8.15	5.5	638,313	5.5
8.00	35,850	8.58	8.00	35,850	8.00
9.95	40,000	8.63	9.95	10,000	9.95
15.33	163,078	9.07	15.33	—	—
15.55	240,940	9.08	15.55	—	—
14.89	40,295	9.13	14.89	—	—
16.945	23,606	9.38	16.945	—	—
16.86	29,656	9.42	16.86	—	—
	6,220,775			1,164,853

          In October 2005, shareholders approved the 2005 plan at our annual general meeting of shareholders. An aggregate of 7,449,235 ordinary shares, which is equal to approximately 5.2% of our issued and outstanding ordinary shares as of March 31, 2006, were reserved for issuance under the 2005 Plan. On June 28, 2006, we granted options under the 2005 plan to purchase 3,000,000 of our ordinary shares to some of our directors and officers and other employees at an exercise price equal to the average market value in the previous three months.
          Both the 2003 Plan and the 2005 Plan are administered by our compensation committee, which has wide discretion to award equity compensation grants. Subject to the provisions of the 2003 Plan and the 2005 Plan, including the limits upon the number of ordinary shares reserved for issuance under these plans, our compensation committee determines who will receive equity compensation awards, the type and timing of awards to be granted, vesting schedules, exercise prices and other terms and conditions of the awards.
          For a description of our past stock option compensation expense and recent accounting changes, see Item 5 “Operating and Financial Review and Prospects – A. Operating Results – Operating Expenses – Share-based Compensation.”

          The table below sets forth the option grants made to our directors and executive officers pursuant to the 2003 Plan as of June 28, 2006:

	Number of Shares	Per Share
	Underlying	Exercise Price
Name	Options Granted	(in US$)	Date of Grant	Date of Expiration
Tianqiao Chen	266,198	1.516	March 31, 2003	March 31, 2013
Danian Chen	266,198	1.516	March 31, 2003	March 31, 2013
Jun Tang	2,661,976	5.5	February 12, 2004	February 12, 2014
Qianqian Luo	266,198	1.516	March 31, 2003	March 31, 2013
W. Mark Evans	*	8.0	July 26, 2004	July 26, 2014
Jingsheng Huang	*	1.516	March 31, 2003	March 31, 2013
Haibin Qu	1,863,383	1.516	March 31, 2003	March 31, 2013
Shujun Li	1,330,988	1.516	March 31, 2003	March 31, 2013
Qunzhao Tan	2,129,581	1.516	March 31, 2003	March 31, 2013
Jingying Wang	*	1.516	March 31, 2003	March 31, 2013
Yanmei Zhang	*	15.33	January 25, 2005	January 25, 2015
Hai Ling	*	1.516	March 31, 2003	March 31, 2013
Hai Ling	*	5.5	April 1, 2004	April 1, 2014
Xiangdong Zhang	*	1.516	March 31, 2003	March 31, 2013
Xiangdong Zhang	*	5.5	April 1, 2004	April 1, 2014
          The table below sets forth the option grants made to our directors and executive officers pursuant to the 2005 plan as of June 28, 2006:

	Number of Shares	Per Share
	Underlying	Exercise Price
Name	Options Granted	(in US$)	Date of Grant	Date of Expiration
Qunzhao Tan	150,000	6.8505	June 28, 2006	June 28, 2016
Jingying Wang	*	6.8505	June 28, 2006	June 28, 2016
Yanmei Zhang	*	6.8505	June 28, 2006	June 28, 2016
Hai Ling	*	6.8505	June 28, 2006	June 28, 2016
Xiangdong Zhang	*	6.8505	June 28, 2006	June 28, 2016
Daniel Zhang	*	6.8505	June 28, 2006	June 28, 2016

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.
C. BOARD PRACTICES
Term and Severance Provisions of Directors and Executive Officers
          Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.
Board Committees
          Our board of directors has established an audit committee and a compensation committee.
Audit Committee
          Our audit committee currently consists of W. Mark Evans, Jingsheng Huang and Chengyu Xiong. Our board of directors has determined that all of our audit committee members are independent directors within the meaning of Nasdaq

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
          Our current compensation committee consists of Tianqiao Chen and Qianqian Luo.
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

Corporate Governance
          Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We have made our code of ethics and our code of conduct publicly available on our website. See also Item 16B “Code of Ethics”.
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
D. EMPLOYEES
          As of December 31, 2005, we had 2392 full-time employees. The following table sets forth the number of our employees by department as of December 31, 2004 and 2005:

	As of December 31, 2004		As of December 31, 2005
	Number	Percent	Number	Percent
Senior Management	40	2.8	32	1.3
Customer Service	284	19.9	419	17.5
Technology Support	202	14.1	301	12.6
Game Development	398	27.9	818	34.2
Product Management	154	10.8	254	10.6
Sales, Marketing and Public Relations	155	10.9	345	14.4
Finance and Administration / Investment and Overseas Business	138	9.6	223	9.4
New Business	58	4.0	—	—

Total	1429	100.0	2392	100.0

          As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In addition to the benefits that we are required to provide to our employees pursuant to PRC regulations, we also provide life insurance and supplemental medical insurance. The total amount of contributions we made to employee benefit plans in 2003, 2004 and 2005 was RMB5.4 million, RMB13.7 million and RMB 24.2 million (US$3.0 million) respectively.

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
          We enter into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the officer, manager or employee from engaging in any activities that compete with our business during, and for one to two years after the period of their employment with us.
E. SHARE OWNERSHIP
Please see Item 7.A.
Item 7. Major Shareholders and Related Party Transactions
A. MAJOR SHAREHOLDERS
          The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of March 31, 2006:
•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own ordinary shares within the meaning of Rule 13d-3 of the Exchange Act;
          Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 142,181,048 ordinary shares outstanding as of March 31, 2006.

	Shares Beneficially Owned
Name	Number	Percentage of Total
Tianqiao Chen[1]	83,202,628	58.5%
Danian Chen[2]	82,154,360	57.8%
Qianqian Luo[3]	83,202,628	58.5%
Skyline Media Limited[4]	81,070,090	57.0%
Cisco Systems, Inc[5]	13,855,499	9.7%
Jun Tang	1,035,186	0.7%
Jingsheng Huang	*	*
W. Mark Evans	*	*
Qunzhao Tan[6]	1,576,281	1.1%
Haibin Qu7	1,446,661	1.0%
Shujun Li [8]	398,748	0.3%
Yanmei Zhang
Jingying Wang[9]	*	*
Hai Ling	*	*
Xiangdong Zhang	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this table, would beneficially own less than 1% of our ordinary shares.

[1]	Represents 81,070,090 ordinary shares owned by Skyline Media Limited, 1,866,338 ordinary shares held by DBS Trustees Limited acting as trustees of the Jade Trust and 266,200 ordinary shares that may be issued upon exercise of stock options that are held by DBS Trustees Limited acting as trustees of the Jade Trust. The 1,866,338 ordinary shares held by DBS Trustees Limited do not include 322,000 ordinary shares that had been sold as of March 31, 2006 pursuant to a pre-arranged stock trading plan adopted in June 2005 in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934. Tianqiao Chen is the sole shareholder of Shanda Media Limited, which is a director and owns 40% of Skyline Capital International Limited, the sole shareholder of Skyline Media Limited. Tianqiao Chen is also a director of Skyline Media Limited. Tianqiao Chen disclaims beneficial ownership of all of our ordinary shares owned by Skyline Media Limited. Ordinary shares and stock options held by DBS Trustees Limited acting as trustees of the Jade Trust are held for the benefit of Tianqiao Chen and his family members.

[2]	Represents 81,070,090 ordinary shares owned by Skyline Media Limited, 951,170 ordinary shares owned by DBS Trustees Limited acting as trustees of the Chi Feng Trust and 133,100 ordinary shares that may be issued upon exercise of stock options that are held by DBS Trustees Limited acting as trustees of the Chi Feng Trust. Danian Chen is the sole shareholder of Shanda Investment International Limited, which is a director and owns 30% of Skyline Capital International Limited, the sole shareholder of Skyline Media Limited. Danian Chen is also a director of Skyline Media Limited. Danian Chen disclaims beneficial ownership of all of our ordinary shares owned by Skyline Media Limited. Ordinary shares and stock options held by DBS Trustees Limited acting as trustees of the Chi Feng Trust are held for the benefit of Danian Chen and his family members.

[3]	Represents 81,070,090 ordinary shares owned by Skyline Media Limited, 1,866,338 ordinary shares owned by DBS Trustees Limited acting as trustees of the Jade Trust and 266,200 ordinary shares that may be issued upon exercise of stock options held by DBS Trustees Limited acting as trustees of the Jade Trust. The 1,866,338 ordinary shares held by DBS Trustees Limited do not include 322,000 ordinary shares that had been sold as of March 31, 2006 pursuant to a pre-arranged stock trading plan adopted in June 2005 in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934. Qianqian Luo is the sole shareholder of Fortune Capital Holdings Enterprises Limited, which is a director and owns 30% of Skyline Capital International Limited, the sole shareholder of Skyline Media Limited. Ms. Luo is also a director of Skyline Media Limited. Ms. Luo disclaims beneficial ownership of all of our ordinary shares owned by Skyline Media Limited. Ordinary shares and stock options held by DBS Trustees Limited acting as trustees of the Jade Trust are held for the benefit of Ms. Luo and her family members.

[4]	Tianqiao Chen, Danian Chen and Qianqian Luo indirectly own 40%, 30% and 30%, respectively, of Skyline Media and may be deemed to beneficially own all of our shares held by Skyline Media Limited.

[5]	The number of shares was taken from Schedule 13G filed with the SEC by Cisco Systems, Inc. on February 14, 2006, the file number is 005-80297. The percentage of beneficial ownership was calculated based on the amount of our ordinary shares outstanding as of March 31, 2006.

[6]	These ordinary shares, or stock options to purchase ordinary shares, are held by DBS Trustees Limited acting as Trustees of the Three Gorges Trust for the benefit of Qunzhao Tan and his family members.

[7]	These ordinary shares, or stock options to purchase ordinary shares, are held by DBS Trustees Limited acting as Trustees of the Hub Trust for the benefit of Haibin Qu and his family members.

[8]	These ordinary shares, or stock options to purchase ordinary shares, are held by DBS Trustee Limited acting as Trustees of the Nature Trust for the benefit of Shujun Li and his family members.

[9]	These ordinary shares, or stock options to purchase ordinary shares, are held by DBS Trustee Limited acting as Trustees of the Fly Trust for the benefit of Jingying Wang and his family members
          None of our existing shareholders have voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of December 31, 2005, of the 141,982,766 issued and outstanding ordinary shares, approximately 16.26% of those ordinary shares are held in the US by 50 institutional holders of record
B. RELATED PARTY TRANSACTIONS
Shengqu/Shanda Networking Arrangements
          In order to comply with PRC regulations, through the date of this annual report, we have operated our online game business in China through Shanda Networking, a company wholly owned by Tianqiao Chen and Danian Chen, our founders and controlling shareholders, who are also PRC citizens. We have entered into a series of contractual arrangements with Shanda Networking and its shareholders, including contracts relating to the transfer of assets, the provision of services, software licenses and equipment, and certain shareholder rights and corporate governance matters.

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

No	Agreement	Date	Parties	Purpose	Payment

1	Research and Development Agreement	October 31, 2005	Shengqu and Shengjin	Shengjin to develop Shanda Richman, an online casual game	Shengqu to make: (i) recoupable installment payments of totaling 2 million over 24 months; and (ii) monthly royalty payments equal to 16%

2	Research and Development Agreement	July 14, 2004	Shengqu and Shengjin	Shengjin to develop The Sign, a MMORPG	Shengqu to make: (i) recoupable installment payments of totaling 2 million over 24 months; and (ii) monthly royalty payments between 5% and 10%.

3	Purchase Agreement	December 21, 2004	Shengqu and Shengpin	Shengqu to purchase from Shengpin copyright for The Age, a MMORPG	RMB2.7 million

4	Mir II License Agreement Extension	September 28, 2005	Shengqu and PRC operating companies	Shengqu extends term Mir II operating license to the PRC operating companies	RMB23,799,400 and 26% royalty

5	BNB License Agreement Extension	October 1, 2005	Shengqu and PRC operating companies	Shengqu extends term BNB operating license to the PRC operating companies	RMB12,138,000 and 45% royalty

6	The Woool License Agreement Extension	January 1, 2006	Shengqu and PRC operating companies	Shengqu extends term Woool operating license to the PRC operating companies	RMB15,000,000 and 26% royalty

7	The Age License Agreement Extension	January 1, 2006	Shengqu and PRC operating companies	Shengqu extends term The Age operating license to the PRC operating companies	RMB1,080,000 and 26% royalty

8	The Sign License Agreement Extension	January 1, 2006	Shengqu and PRC operating companies	Shengqu extends term The Sign operating license to the PRC operating companies	RMB1,080,000 and 26% royalty

9	R.O. License Agreement	September 1, 2005	Shengqu and PRC operating companies	Shengqu licenses right to operate R.O. to the PRC operating companies	RMB5,669,860 and 35% royalty

10	3G Hero License Agreement	September 1, 2005	Shengqu and PRC Operating Companies	Shengqu licenses right to operate 3G Hero to the PRC operating companies	RMB2,000,000 and 35% royalty

11	Shanda Richman License Agreement	December 8, 2005	Shengqu and PRC operating companies	Shengqu licenses right to operate Shanda Richman to the PRC operating companies	RMB1,500,000 and 35% royalty

No	Agreement	Date	Parties	Purpose	Payment

12	Crazy Kart License Agreement	March 18, 2006	Shengqu and PRC operating companies	Shengqu licenses right to operate Crazy Kart to the PRC operating companies	RMB1,200,000 and 35% royalty

13	Doudizhu License Agreement	May 1, 2006	Grandpro and Haofang Online	Grandpro licenses right to operate Doudizhu to Haofang Online	35% royalty

14	The Woool License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate Woool to the PRC operating companies	RMB30,000,000 and 26% royalty

15	The Age License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate the Age to the PRC operating companies	RMB3,300,000 and 26% royalty

16	The Sign License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate The Sign to the PRC operating companies	RMB2,900,000 and 26% royalty

17	D.O. License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate D.O. to the PRC operating companies	RMB6,621,600 and 25% royalty

18	Maple Story License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate Maple Story to the PRC operating companies	RMB3,972,960 and 35% royalty

19	Mir II License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate Mir II to the PRC operating companies	RMB11,035,733 and 26% royalty

20	BNB License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate BNB to the PRC operating companies	RMB1,308,701 and 35% royalty

21	GetAmped License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate GetAmped to the PRC operating companies	RMB958,222 and 25% royalty

22	Buzzer Beater License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate Buzzer Beater to the PRC operating companies	RMB830,000 and between 18% to 21% royalty

No	Agreement	Date	Parties	Purpose	Payment

23	Arena Software I License Agreement	May 1, 2006	Grandpro and Haofang Online	Grandpro licenses right to use Arena Software I to Haofang Online	35% royalty

24	Arena Software II License Agreement	May 1, 2006	Grandpro and Haofang Online	Grandpro licenses right to use Arena Software II to Haofang Online	35% royalty

25	New E-sales System License	December 9, 2005	Shengqu and PRC operating companies	Shengqu licenses right to use	The PRC operating companies to make:
	Agreement			E-Sales System software to the PRC operating companies	(i) installment payments of RMB3,250,000 over 12 months; and (ii) monthly royalty payments equal to 15%

26	New Xintianyou License Agreement	January 1, 2006	Shengqu and PRC operating companies	Shengqu licenses right to use	The PRC operating companies to make:
				Xintianyou to the PRC operating companies	(i) one installment payments of RMB3,600,000 over 12 months, and (ii) monthly royalty equal to 5%

27	E-sales System License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to use	The PRC operating companies to make:
				E-Sales System software to the PRC operating companies	(i) one installment payments of RMB6,000,000 over 12 months, and (ii) monthly royalty equal to 15%

28	Xintianyou License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to use	The PRC operating companies to make:
				Xintianyou to the PRC operating companies	(i) one installment payments of RMB3,600,000 over 12 months, and (ii) monthly royalty equal to 5%

29	New Billing Technology License Agreement	January 1, 2006	Shengqu and Shanda Networking	Shengqu licenses right to use billing technology in South-west China, North-west China and North China to Shanda Networking	Shanda Networking to make monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB10 for 2006

30	New Billing Technology License Agreement	January 1, 2006	Shengqu and Nanjing Shanda	Shengqu licenses right to use billing technology in East China and South-central China to Nanjing Shanda	Nanjing Shanda to make monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB10 for 2006

31	New Billing Technology License Agreement	January 1, 2006	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use billing technology in North-east China to Hangzhou Bianfeng	Hangzhou Bianfeng to make monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB10 for 2006

32	Amendment to the Amended and Restated Billing Technology License Agreement	December 28, 2004	Shengqu and Shanda Networking	Shengqu licenses right to use billing technology in South-west China, North-west China and North China to Shanda Networking	Shanda Networking to make monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB13.46 for 2005

No	Agreement	Date	Parties	Purpose	Payment

33	Billing Technology License Agreement	December 28, 2004	Shengqu and Nanjing Shanda	Shengqu licenses right to use billing technology in East China and South-central China to Nanjing Shanda	Nanjing Shanda to make monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB13.46 for 2005

34	Billing Technology License Agreement	December 28, 2004	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use billing technology in North-east China to Hangzhou Bianfeng	Nanjing Shanda to make monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB13.46 for 2005

35	The Amended and Restated Billing Technology License Agreement	December 9, 2003	Shengqu and Shanda Networking	Shengqu licenses right to use billing technology in China to Shanda Networking	Shanda Networking to make monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB13.46 for 2004 and RMB 15.3 for 2003

36	Equipment Lease Agreement	December 28, 2004	Shengqu and Nanjing Shanda	Shengqu leases certain equipment to Nanjing Shanda	Nanjing Shanda to pay monthly rent equal to 4.2% of the original value of the leased equipment.

37	Equipment Lease Agreement	December 28, 2004	Shengqu and Hangzhou Bianfeng	Shengqu leases certain equipment to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly rent equal to 4.2% of the original value of the leased equipment.

38	Amended Strategic Consulting Service Agreement II	December 28, 2004	Shengqu and Shanda Networking	Shengqu provides strategic consulting service to Shanda Networking	Shanda Networking to pay: (i) standard monthly fee of RMB150.00 per user; and (ii) RMB1,900,000 for 2005

39	Amended Strategic Consulting Service Agreement III	December 28, 2005	Shengqu and Shanda Networking	Shengqu provides strategic consulting service to Shanda Networking	Shanda Networking to pay: (i) standard monthly fee of RMB92.00 per user; and (ii) RMB1,600,000 for 2006

40	Amended Strategic Consulting Service Agreement	December 28, 2004	Shengqu and Shanda Networking	Shengqu provides strategic consulting service to Shanda Networking	Shanda Networking to pay: (i) standard monthly fee of RMB86.00 per user; and (ii) RMB1,900,000 for 2004

41	Entrusted Loan Agreement	March 19, 2006	Nanjing Shanda and China Merchants Bank Dongfang Branch	Nanjing Shanda provides Shanda Computer with a loan through services provided by China Merchants Bank	Nanjing Shanda to provide Shanda Computer a loan of RMB38,000,000

42	Loan Agreement	March 19, 2006	China Merchants Bank Dongfang Branch and Shanda Computer	Nanjing Shanda provides Shanda Computer with a loan through services provided by China Merchants Bank	Nanjing Shanda to provide Shanda Computer a loan of RMB38,000,000

No	Agreement	Date	Parties	Purpose	Payment

43	Entrusted Loan Agreement	March 19, 2006	Hangzhou Bianfeng and China Merchants Bank Dongfang Branch	Hangzhou Bianfeng provides Shanda Computer with a loan through services provided by China Merchants Bank	Hangzhou Bianfeng to provide Shanda Computer a loan of RMB27,000,000

44	Loan Agreement	March 19, 2006	China Merchants Bank Dongfang Branch and Shanda Computer	Hangzhou Bianfeng provides Shanda Computer with a loan through services provided by China Merchants Bank	Hangzhou Bianfeng to provide Shanda Computer a loan of RMB27,000,000

45	Entrusted Loan Agreement	March 24, 2006	Shanda Networking and China Industrial & Commercial Bank Pudong Branch	Shanda Networking provides Shanda Computer with a loan through services provided by China Industrial & Commercial Bank	Shanda Networking to provide Shanda Computer a loan of RMB35,000,000

46	Loan Agreement	March 24, 2006	Shanda Networking, Shanda Computer and China Industrial & Commercial Bank Pudong Branch	Shanda Networking provides Shanda Computer with a loan through services provided by China Industrial & Commercial Bank	Shanda Networking to provide Shanda Computer a loan of RMB35,000,000

47	Loan Agreement	January 4, 2006	Shanda Networking, Shanghai Bank Xujiahui Branch and Shegnqu	Shanda Networking provides Shengqu with a loan through services provided by Shanghai Bank	Shanda Networking to provide Shengqu a loan of RMB100,000,000

48	Entrusted Loan Agreement	January 4, 2006	Shanda Networking and China Merchants Bank Dongfang Branch	Shanda Networking provides Shengqu with a loan through services provided by China Merchants Bank	Shanda Networking to provide Shengqu a loan of RMB100,000,000

49	Loan Agreement	January 4, 2006	China Merchants Bank Dongfang Branch and Shengqu	Shanda Networking provides Shengqu with a loan through services provided by China Merchants Bank	Shanda Networking to provide Shengqu a loan of RMB100,000,000

50	Entrusted Loan Agreement	January 4, 2006	Nanjing Shanda and China Merchants Bank Dongfang Branch	Nanjing Shanda provides Shengqu with a loan through services provided by China Merchants Bank	Nanjing Shanda to provide Shengqu a loan of RMB100,000,000

51	Loan Agreement	January 4, 2006	China Merchants Bank Dongfang Branch and Shengqu	Nanjing Shanda provides Shengqu with a loan through services provided by China Merchants Bank	Nanjing Shanda to provide Shengqu a loan of RMB100,000,000

52	Cooperation Agreement	January 1, 2005	Shengqu and Shengyue	Shengqu to plan, design and create media content and prepare such materials for Shengyue	Shengyue to pay a service fee equal to 80% of the revenue realized through the distribution of media content

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
Other Related Party Transactions
     Authorization of Skyline Media Limited, Skyline Capital International Limited and Shanda Media Limited to purchase shares of Sina on behalf of the Company. On February 14, 2005, we entered into an agreement to purchase 688,015 shares of Sina Corp, an online media company, value-added service provider and Internet portal in China, at an aggregate purchase price of US$10.7 million from Skyline Media Limited, Skyline Capital International Limited and Shanda Media Limited, in connection with our strategic investment in Sina. This aggregate purchase price is equivalent to a US$15.59 per share purchase price, which represents the actual cost incurred by the sellers in purchasing the Sina shares less certain past profits realize by the sellers on behalf of us in connection with trading Sina shares.
C. INTEREST OF EXPERTS AND COUNSEL
     Not applicable.
Item 8. Financial Information
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
          Please see Item 18 “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.
Legal Proceedings
          From time to time we may initiate legal proceedings in order to protect our contractual and property rights and becoming involved in legal proceedings in which others allege that we have breached their contractual or property rights.
          Actoz / Wemade
          On July 3, 2003, we initiated an arbitration in Singapore, under the auspices of the International Chamber of Commerce, or the ICC, against Actoz and Wemade, which are two online game developers based in South Korea, in order to resolve, among other things, certain disputes relating to the software license agreement between Shanda Networking and Actoz for Mir II. In August 2003, we settled the disputes regarding the Mir II license agreement with Actoz and requested discontinuance of the arbitration. Wemade, however, objected to the discontinuation request and filed claims against Shanda and Actoz, alleging, among other things, that Wemade validly terminated the Mir II license in November 2002. In October 2005, the arbitrator appointed by the ICC to decide the dispute issued its award. The tribunal found that Actoz was fully authorized to enter into the settlement with Shanda on behalf of Wemade and that Wemade had no legitimate interest to object to the withdrawal of the arbitration. Accordingly, the claims made by Wemade against Shanda and Actoz were dismissed. In addition, Wemade shall bear and pay the costs incurred by Shanda and Actoz from August 29, 2003 in defending against such claims.
          On October 8, 2003, Wemade filed a claim with the Beijing First Intermediate People’s Court, or the Beijing Court, against us and Beijing Lian Jin Century Scientific and Commercial Centre, a Beijing based distributor of our games, which alleged that we have infringed upon Wemade’s copyright and violated the PRC Anti-Unfair Competition Law with respect to Mir II in connection with our development and operation of Woool. In particular, Wemade has alleged that the Chinese name for Woool, which includes two characters from the Chinese name for Mir II, misleads users and that we previously encouraged users to switch from Mir II to Woool by permitting the transfer of game characters developed in Mir II to Woool. The claim was served to us on December 29, 2003. Wemade has alleged, among other things, that we have copied Mir II and elements of the Legend of Mir III, another game developed by Wemade, in developing Woool and that customers have been misled into thinking that Woool is a new version of Mir II. Wemade has requested the court to order us to stop operating Woool, destroy all data relating to Woool, stop distributing and marketing products related to Woool, take down the Woool website, stop selling pre-paid cards and related products with respect to Woool, and pay Wemade’s legal fees and related costs incurred by Wemade in connection with this litigation.
          On May 24, 2004, the Beijing court informed us that Actoz joined Wemade as a co-plaintiff in these proceedings. In October 2005, the Beijing Court completed a series of hearings in connection with the allegations. The parties are awaiting a decision from the Beijing Court.
          We believe that we have valid defenses to Wemade’s claims. There are, however, uncertainties associated with any litigation, and we cannot assure you that the Beijing court will determine the issues in our favor.
          In late March 2004, we received notice from Actoz relating to an audit on Mir II royalty fees prepared on behalf of Actoz pursuant to the settlement agreement. The audit alleged certain potential underpayments of royalty fees in respect of the period from July 1, 2002 to September 30, 2003 amounting to approximately RMB35 million. In addition, we received notice from Actoz relating to an audit of Mir II royalty fees prepared on behalf of Actoz for royalties accrued during the fourth quarter of 2003. The audit alleged certain potential underpayments of royalty fees for such period in an amount of approximately RMB2 million. In September 2005, in connection with the extension of the software license agreement for Mir II, we settled the alleged underpayment of royalty fees with Actoz and agreed to pay RMB20.6 million of RMB37 million alleged underpayment.
          China Cyberport
          On April 25, 2006, China Cyberport Co. Ltd., or China Cyberport, filed a claim with the Shanghai First Intermediate People’s Court against our affiliate company Haofang. The claim alleges that Haofang, which operates a PC game network platform that allows users to play PC games against each other through the Internet, infringed upon China Cyberport’s exclusive distribution rights for certain PC games. China Cyberport has requested that the Shanghai Court order Haofang to cease operation of its PC game network, to pay damages in the amount of RMB120 million and to reimburse China Cyberport for costs incurred in connection with the dispute. We believe that Haofang has valid defenses to China

Cyberport’s claims and we intend to assist Haofang in defending vigorously against such claims. There are, however, uncertainties associated with any litigation, and we cannot assure you that the Shanghai court will determine the issues in favor of Haofang.
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
B. SIGNIFICANT CHANGES
          Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:
          On February 28, 2006, we made the final earn out payment in the amount of US$ 31 million to the former shareholders of Haofang in connection with our two-step acquisition of Haofang.
          On May 17, 2006, we announced our unaudited financial results for the first quarter of 2006, ended March 31,2006.
Item 9. The Offer and Listing
A. OFFER AND LISTING DETAILS
Price Range of American Depositary Shares
          Our ADSs, each representing two of our ordinary shares, have been listed on The Nasdaq National Market since May 13, 2004. Our ADSs trade under the symbol “SNDA.” The following table provides the high and low sale prices for our ADSs on The Nasdaq National Market for (1) the year of 2004 and the year of 2005, (2) each of the quarters since the second quarter of 2004, and (3) each of the most recent six months. On June 26, 2006, the last reported sale price for our ADSs was US$13.71 per ADS.

	Sale Price (US$)
	High	Low
Yearly highs and lows
Year 2004 (from May 13, 2004)	45.40	10.58
Year 2005	43.55	14.80
Quarterly highs and lows:
Second quarter 2004	17.88	10.58
Third quarter 2004	25.30	13.52
Fourth quarter 2004	45.40	23.62
First quarter 2005	43.55	27.80
Second quarter 2005	42.24	28.98
Third quarter 2005	41.18	26.67
Fourth quarter 2005	28.30	14.80
First quarter 2006	18.40	12.58
Monthly highs and lows:
December 2005	17.47	14.80
January 2006	18.40	14.95
February 2006	17.00	13.47
March 2006	14.49	12.58
April 2006	14.55	12.23
May 2006	15.30	12.30
B. PLAN OF DISTRIBUTION
Not applicable
C. MARKETS
Our ADSs, each representing two of our ordinary shares, have been listed on The Nasdaq National Market since May 13, 2004 under the symbol “SNDA.”
D. SELLING SHAREHOLDERS
Not applicable
E. DILUTION
Not applicable
F. EXPENSES OF THE ISSUE
Not applicable

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
C. MATERIAL CONTRACTS
          We have not entered into any material contracts other than in the ordinary course of business or other than those described in Item 4 “Information on the Company” and elsewhere in this annual report.
D. EXCHANGE CONTROLS
          Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar and the Japanese yen, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rats for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an approximate 3.0% appreciation of the Renminbi against the U.S. dollar as of March 21, 2006. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further reevaluation and a significant fluctuation of the exchange rate of Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of Renminbi against the U.S. dollars could negatively impact our results of operations.
          In October 2005, the State Administration of Foreign Exchange, or SAFE, promulgated regulations that require registration with local SAFE in connection with direct or indirect offshore investment by PRC residents, including PRC individual residents and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and also apply to our prior and future offshore acquisitions.
          The SAFE regulations retroactively require registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies. If a PRC resident with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.
          For more information about foreign exchange control and other foreign exchange regulations in China, see “Risk Factors” in Item 3 “Key Information.”
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
          Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADSs will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADSs for a sufficient period of time, dividend distributions on our ADSs will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs continue to be readily tradable on the Nasdaq National Market. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.
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
          Sales and other dispositions of ADSs. Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ADSs. Any gain or loss you recognize will be long term capital gain or loss if your holding period in our ADSs is more than one year at the time of disposition. If you are an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.

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
          We believe that we were not a PFIC for the taxable year 2005. Although in the past we have operated our business and in the future we intend to operate our business so as to minimize the risk of being classified as a PFIC, there can be no assurance that we will not be a PFIC for the taxable year 2006 and/or later taxable years, as PFIC status is re-tested each year and depends on our assets and income in such year. For example, we would be a PFIC for the taxable year 2006 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liability over the taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash.
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
F. DIVIDENDS AND PAYING AGENTS
Not applicable
G. STATEMENTS BY EXPERTS
Not applicable
H. DOCUMENTS ON DISPLAY
          We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-6, a registration statement on Form F-3, and a registration statement on Form 8-A, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This annual report summarizes material provisions of contracts and other documents to which we refer you. Since the annual report may not contain all the information that you may find important, you should review a full text of these documents.
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
I. SUBSIDIARY INFORMATION
Not applicable
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
          Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits, investments in fixed deposits with maturity over three months, PRC government and PRC corporate bonds, and interest expenses to be incurred, if we seek to obtain a credit facility to satisfy our cash requirement for repurchase of our convertible notes. We have not used derivative financial instruments in our investment portfolio in order to reduce interest rate risk. Interest earning instruments carry a degree of interest rate risk. However, our future interest income may change, subject to market interest rate movement.
Inflation
          In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past two years. According to the China Statistical Bureau, China’s overal national inflation rate, as represented by the general consumer price index, was approximately 1.2%, 3.9% and 1.8%, in 2003, 2004 and 2005 respectively. Sustained or increased inflation in China may have an adverse impact on China’s economy, which could affect demand for our products or services or increase our cost of services or operating expenses. As we have not previously operated during a period of significant inflation, we cannot predict with confidence the effect that such inflation may have on our business. See “Risk Factors”—“Risks Relating to the People’s Republic of China — Inflation in China could negatively affect our profitability and growth” in Item 3, “Key Information”.
Foreign Currency Risk
          Our business is operated in the PRC, and its value is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. The fluctuation of foreign exchange rate between U.S. dollars and Renminbi affects the value of your investment in our ADSs. All our revenues and most of expenses are substantially denominated in Renminbi, their exposure to foreign exchange risks should generally be limited. However, as at the release date of our annual report, we do have material monetary assets and liabilities denominated in U.S. dollars, which mainly consist of the investments in marketable securities and affiliated companies and the convertible notes payable. The fluctuation of foreign exchange rate affects the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, appreciation of Renminbi against U.S. dollars will devaluate the assets and liabilities denominated in U.S. dollar, while devaluation of Renminbi again U.S. dollars will appreciate the assets and liabilities denominated in U.S. dollar. In 2005, a foreign exchange gain of RMB48.9 million (US$6.1 million) incurred as a result of revaluation of monetary assets and liabilities denominated in US dollar following the appreciation of Renminbi against the U.S. dollar. In China, very limited hedging transactions are available to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. See “Exchange Controls” in Item 10, “Additional Information”.

Item 12. Description of Securities Other Than Equity Securities
Not Applicable
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not Applicable
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
A. – D. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
Not Applicable
E. USE OF PROCEEDS
Not Applicable
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
          As of the end of the period covered by this report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of Exchange Act. Based upon that evaluation, and in light of the material weaknesses described below, they have concluded that our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission’s rules and regulations.
Internal Controls
          We are aware of the importance of maintaining controls and procedures and are working towards improving our controls and procedures. Beginning with the fiscal year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our annual report on Form 20-F. The internal control report must contain (i) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (ii) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (iii) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective and (iv) a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting.

          In the course of their audit of our 2005 operating results, our independent auditors, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PricewaterhouseCoopers, have identified a number of control deficiencies, some of which constitute material weaknesses and significant deficiencies. A control deficiency exits when the design of operation of a control does not enable management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis; a significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected; a material weakness is a control deficiency, or combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. Specifically our auditors noted that we had material weaknesses which consist of: (1) lack of an enterprise risk management system, including internal audit or like functions to address enterprise risk and internal policies over company level controls are not formalized, (2) lack of sufficient personnel with appropriate knowledge, experience and training in the application of accounting principles generally accepted in the US (“US GAAP”), commensurate with the financial reporting requirements, (3) lack of policies to select and evaluate the design and implementation with regards to US GAAP accounting policies and critical accounting estimates. In addition, significant deficiency identified is lack of policies and procedures over data security and access, segregation of duties, data backup and system change.
          We consulted with our Audit Committee and undertook or are undertaking remedial measures to make improvements as soon as practicable. Our board of directors and the audit committee have been advised of these material weaknesses and significant deficiencies.
          To comply with our Section 404 obligations described above, we are currently performing the system and process evaluation and testing (and any required remediation) of our internal control over financial reporting by the effective date for compliance. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness will be a key area of focus for our Board of Directors, our Audit Committee and our senior management, particularly in light of the above material weaknesses and significant deficiencies. As this process continues, we and our auditors may identify other conditions that may result in significant deficiencies or material weaknesses in the future.
          In response to the above material weaknesses and significant deficiencies, in cooperation with our Board and under the supervision of our audit committee, we have taken a number of actions. These measures include formalization of internal audit team and enhancement of internal audit function, with clearer internal audit objective and work plan; recruitment of executive officers and staff with US GAAP expertise; standardization of timely review procedures over the critical accounting policies and critical accounting estimates. In addition, we plan to take the following measures in order to address these material weaknesses and the significant deficiencies in our internal controls:
•	arrange training for financial and accounting personnel on a periodical basis to furnish them with adequate knowledge of US GAAP and SEC rules and disclosure requirement;

•	reinforce existing controls over data security and system change;

•	implement additional monitoring controls that are designed to improve upon the accuracy and timely preparation of our financial statements and related SEC filings; and

•	standardize internal policies over the design and implementation of company level controls

          The foregoing measures are in addition to measures we have implemented during 2005 in connection with the requirements of the Sarbanes-Oxley Act of 2002. In particular, during 2005, we undertook a number of actions to strengthen our internal controls, including the formalization and adoption of accounting and management policies, including policies relating to credit controls, inventory pricing and management, sales with multiple elements, and continuous impairment assessment of investments and other long-lived assets, and the hiring and training of personnel as required to implement these policies and those which will be required for compliance with Section 404 upon its effectiveness.
Inherent Limitation on the Effectiveness of Internal Controls
          The effectiveness of any system of internal control over financial reporting, including Shanda’s, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, including Shanda’s, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting.
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
          Our board of directors has determined that Mr. W. Mark Evans qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.
          Our board of directors has determined that Mr. W. Mark Evans is independent as such term is defined by Rule 4200 of the NASD Marketplace Rules.
Item 16B. CODE OF ETHICS
          Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We have made our code of ethics and our code of conduct publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
          The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors for the periods indicated. We did not pay any other fees to our principal external auditors during the periods indicated below.

	For the year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB	US$
	(in thousands)
Audit fees[1]	2,756.1	9,327.6	5,084.2	630.0
Audit-related fees[2]	69.9	1,858.1	2,679.3	332.0
Other fees[3]	517.9	703.5	2,001.4	248.0

[1]	Audit fees means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

[2]	Audit-related fees means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” involve principally limited reviews performed on our consolidated financial statements and the audits of the annual financial statements of our subsidiaries and affiliated companies. .

[3]	Other fees means the aggregate fees billed for (i) the issuance of agreed-upon procedures reports by our principal auditors as part of the due diligence work relating to our merger and acquisition projects and (ii) compliance, advisory and other tax related service.
Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
          We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			(c ) Total Number of ADS	(d) Maximum Approximate Dollar
	(a) Total Number	(b) Average Price	Purchased as Part of	Value of ADS that May Yet
Period	of ADS Purchased	Paid per ADS	Publicly Announced Plan[1]	Be Purchased Under the Plan[1]
November 1 – November 30, 2005	260,000	$19.14	260,000	$45,023,600
December 1 – December 31, 2005	110,000	$16.57	110,000	$43,200,900

[1]	On October 24, 2005, we announced a share repurchased plan, under the plan, we are approved to repurchase up to US$50 million worth of our outstanding ADS from time to time over the next 12 months.
Item 17. Financial Statements
Not Applicable
Item 18. Financial Statements
          The consolidated financial statements for the Company and its subsidiaries are included at the end of this annual report.
          Pursuant to Rule 3-09 of SEC Regulation S-X, financial statements of Actoz Soft Co., Ltd., in which we own 38.1% stake, are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of Shanda Interactive Entertainment Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on May 7, 2004).

2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on May 7, 2004).

2.2	Specimen of American Depositary Receipts (incorporated by reference to Exhibit A to Exhibit 1 to our Registration Statement on Form F-6 POS (file no. 333-114759) filed with the Securities and Exchange Commission on June 9, 2004).

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 1 to our Post-Effective Amendment No. 1 to the Form F-6 (file no. 333-114759) filed with the Securities and Exchange Commission on June 9, 2004).

2.4	Registration Rights Agreement, dated October 20, 2004, between Shanda Interactive Entertainment Limited and the parties named herein (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

2.5	Indenture, dated October 20, 2004, between Shanda Interactive Entertainment Limited, and The Bank of New York, as Trustee, relating to the Company’s Zero Coupon Senior Convertible Notes due 2014 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

2.6	Shareholders Agreement of Shanda Interactive Entertainment Limited among Shanda Interactive Entertainment Limited, Shanghai Shanda Internet Development Co., Ltd., Shanda Media Limited, Shanda Investment International Limited, Tianqiao Chen, Danian Chen and SB Asia Infrastructure Fund L.P., dated December 19, 2003, (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

2.7	Sale and Purchase Agreement, among Shanda Interactive Entertainment Limited, Jong Hyun Lee, Il Wang Park, Byung Chan Park, Jin Ho Lee, Sang Jun Roh, Sung Gon Bae and Yong Sung Cho, dated November 29, 2004 in connection with the sale of shares of Actoz Soft Co., Ltd. to Shanda Interactive Entertainment Limited (incorporated by reference to Exhibit 2.7 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.1	Employee Stock Option Plan and form of share option agreement (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.2	Employee Equity Compensation Plan (incorporated by reference to Exhibit 99.2 to our press release on Form 6-K (file no.000-50705) filed with the Securities and Exchange Commission on September 22, 2005)

4.3	Share Purchase Agreement among Shanda Media Limited, Shanda Investment International Limited, SB Asia Infrastructure Fund L.P., Shanda Interactive Entertainment Limited and Shanda Holdings Limited, dated December 19, 2003, (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.4	Purchase Option and Cooperation Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Tianqiao Chen and Danian Chen, dated December 30, 2003, (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

Exhibit Number	Description
4.5	Share Pledge Agreement among Tianqiao Chen, Danian Chen and Shengqu Information Technology (Shanghai) Co., Ltd., dated December 30, 2003, (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.6	Amended and Restated Equipment Leasing Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated December 9, 2003, (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.7	Amended and Restated Technical Support Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated December 9, 2003, (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.8	Arena Software I License Agreement between Grandpro Information Technology (Shanghai) Co., Ltd. and Shanghai Haofang Online Information Technology Co., Ltd. with respect to Arena Software I, dated May 1, 2006.

4.9	Arena Software II License Agreement between Grandpro Information Technology (Shanghai) Co., Ltd. and Shanghai Haofang Online Information Technology Co., Ltd. with respect to Arena Software II, dated May 1, 2006.

4.10	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Shanda Xintianyou 1.0 software system, dated January 1, 2006.

4.11	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to E-sales System 2.0 Software, dated December 9, 2005.

4.12	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Shanda Xintianyou 1.0 software system, dated December 28, 2004, (incorporated by reference to Exhibit 4.11 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.13	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to E-sales System 2.0 Software, dated December 28, 2004, (incorporated by reference to Exhibit 4.12 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.14	Sample of Provincial General Distribution and City-level Distribution Agreement (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.15	Software Licensing Agreement among Shanghai Shanda Internet Development Co., Ltd., Shanghai Pudong New Area Imp. & Exp. Corp. and Actoz Soft Co., Ltd., dated June 29, 2001, (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.16	Supplemental Agreement among Shanghai Shanda Networking Development Co., Ltd., Actoz Soft Co., Ltd. and Wemade Entertainment Co., Ltd., dated July 14, 2002, (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

Exhibit Number	Description
4.17	Pre-lease Contract between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Zhangjiang Micro-electronics Harbor Co., Ltd., dated August 29, 2003, for offices located at No. 1 (temporary) Building, No. 690 Bibo Road, Zhangjiang High-Tech Area, Shanghai, PRC (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.18	Articles of Association of Shengqu Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.19	Settlement Agreement between Shanghai Shanda Internet Development Co., Ltd. and Actoz Soft Co., Ltd., dated August 19, 2003, (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 33-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.20	Amendment Agreement among Shanghai Shanda Internet Development Co., Ltd., Actoz Soft Co., Ltd, Shanghai Pudong Import & Export Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated August 19, 2003, (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.21	Extension Agreement among Actoz Soft Co., Ltd, Shanghai Shanda Internet Development Co., Ltd. and Shanghai Pudong Imp.& Exp. Co., Ltd., dated September 22, 2005.

4.22	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.23	Form of Employment Contract of Shengqu Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.24	Research and Development Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengjin Software Development Co., Ltd. with respect to Shanda Richman, dated October 31, 2005.

4.25	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Legend of Mir II, dated September 28, 2005.

4.26	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to BNB, dated October 1, 2005.

4.27	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Woool, dated January 1, 2006.

4.28	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to The Age, dated January 1, 2006.

4.29	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to The Sign, dated January 1, 2006.

Exhibit Number	Description
4.30	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to R.O., dated September 1, 2005.

4.31	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to 3G Hero, dated September 1, 2005.

4.32	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Shanda Richman, dated December 8, 2005.

4.33	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Crazy Kart, dated March 18, 2006.

4.34	Online Game Distribution and License Agreement between Grandpro and Haofang Online with respect to Doudizhu, dated May 1, 2006.

4.35	Online Game Distribution and Service Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to The Age, dated December 28, 2004, (incorporated by reference Exhibit 4.22 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.36	Online Game Distribution and Service Agreement among Shengqu Information Technology (Shanghai) Co., Ltd. Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co. Ltd. with respect to The Sign, dated December 28, 2004, (incorporated by reference to Exhibit 4.23 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.37	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Woool, dated December 28, 2004, (incorporated by reference to Exhibit 4.24 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.38	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to D.O., dated December 28, 2004, (incorporated by reference to Exhibit 4.25 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.39	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Maple Story, dated December 28, 2004, (incorporated by reference to Exhibit 4.26 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.40	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Legend of Mir II, dated December 28, 2004, (incorporated by reference to Exhibit 4.27 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

Exhibit Number	Description
4.41	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., Shanda Networking with respect to BNB dated December 28, 2004 (incorporated by reference to Exhibit 4.28 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005) .

4.42	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to GetAmped dated December 28, 2004 (incorporated by reference to Exhibit 4.29 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.43	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Buzzer Beater dated December 28, 2004 (incorporated by reference to Exhibit 4.32 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.44	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2006.

4.45	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2006.

4.46	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2006.

4.47	Amendment to Billing Technology License Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology Co., Ltd., dated December 28, 2004 (incorporated by reference to Exhibit 4.33 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005) .

4.48	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.34 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005) .

4.49	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.35 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005)

4.50	Equipment Lease Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.36 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.51	Equipment Lease Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.37 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.52	Amendment to Strategic Consulting Service Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.38 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.53	Amendment II to Strategic Consulting Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated December 28, 2004.

Exhibit Number	Description
4.54	Amendment III to Strategic Consulting Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated December 28, 2005.

4.55	Technology Transfer Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengpin Networking, dated November 30, 2004 (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

4.56	Entrusted Loan Agreement between Nanjing Shanda Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB38,000,000 dated March 19, 2006.

4.57	Loan Agreement between China Merchants Bank Dongfang Branch and Shanda Computer (Shanghai) Co., Ltd. with respect to a loan of RMB38,000,000 dated March 19, 2006.

4.58	Entrusted Loan Agreement between Hangzhou Bianfeng Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB27,000,000 dated March 19, 2006.

4.59	Loan Agreement between China Merchants Bank Dongfang Branch and Shanda Computer (Shanghai) Co., Ltd. with respect to a loan of RMB27,000,000 dated March 19, 2006.

4.60	Entrusted Loan Agreement between Shanghai Shanda Networking Co., Ltd. and China Industrial and Commercial Bank Pudong Branch with respect to a loan of RMB35,000,000 dated March 24, 2006.

4.61	Loan Agreement among Shanghai Shanda Networking Co., Ltd., China Industrial and Commercial Bank Pudong Branch and Shanda Computer (Shanghai) Co., Ltd. with respect to a loan of RMB35,000,000 dated March 24, 2006.

4.62	Loan Agreement among Shanghai Shanda Networking Co., Ltd., Shanghai Bank Xujiahui Branch and Shengqu Information Technology (Shanghai) Co., Ltd. with respect to a loan of RMB100,000,000 dated January 4, 2006.

4.63	Entrusted Loan Agreement between Shanghai Shanda Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB100,000,000 dated January 4, 2006.

4.64	Loan Agreement between China Merchants Bank Dongfang Branch and Shengqu Information Technology (Shanghai) Co., Ltd. with respect to a loan of RMB100,000,000 dated January 4, 2006.

4.65	Entrusted Loan Agreement between Nanjing Shanda Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB100,000,000 dated January 4, 2006.

4.66	Loan Agreement between China Merchants Bank Dongfang Branch and Shengqu Information Technology (Shanghai) Co., Ltd. with respect to a loan of RMB100,000,000 dated January 4, 2006.

4.67	Cooperation Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengyue Advertisement Co., Ltd. dated January 1, 2005.

4.68	Stock Purchase Agreement between Shanda Interactive Entertainment Limited and SB Asia Infrastructure Fund L.P. dated October 15, 2004 (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

8.1	List of Subsidiaries.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer and Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

SIGNATURE
          The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANDA INTERACTIVE
ENTERTAINMENT LIMITED

/s/ Tianqiao Chen

Name: Tianqiao Chen
Title: Chairman and Chief Executive Officer

Date: June 29, 2006

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
ACTOZ SOFT CO., LTD.
INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditor’s Report	F52
Statements of Income for the years ended December 31, 2005 and 2004	F54
Balance sheets for the years ended December 31, 2005 and 2004	F55
Statements of appropriations of related earnings for the years ended December 31, 2005 and 2004	F57
Statements of cash flows for the years ended December 31, 2005 and 2004	F58
Notes to financial statements	F60

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
SHANDA INTERACTIVE ENTERTAINMENT LIMITED:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows expressed in Renminbi present fairly, in all material respects, the financial position of Shanda Interactive Entertainment Limited (the “Company”) and its subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years ended December 31, 2003, 2004 and 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the related Financial Statement Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and Financial Statement Schedule I are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and Financial Statement Schedule I based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People’s Republic of China
May 18, 2006

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended December 31
	Note	2003	2004	2005	2005
		RMB	RMB	RMB	US$
			Restated (Note 12)		(Note 2(3))
Net revenues:
Online MMORPGs game revenue		580,314,901	994,663,760	1,255,340,380	155,552,574
Online casual game revenue		8,312,973	214,513,007	402,968,774	49,932,935
Other revenues	5	11,352,574	89,548,104	238,301,952	29,528,630

Total net revenues		599,980,448	1,298,724,871	1,896,611,106	235,014,139

Cost of revenue		(233,701,419)	(471,183,798)	(614,427,273)	(76,135,322)

Gross profit		366,279,029	827,541,073	1,282,183,833	158,878,817

Operating expenses:
Product development		(32,957,833)	(71,838,477)	(164,756,024)	(20,415,358)
Sales and marketing		(44,136,587)	(91,175,636)	(235,437,664)	(29,173,709)
General and administrative		(76,011,278)	(153,564,436)	(260,091,615)	(32,228,645)

Total operating expenses		(153,105,698)	(316,578,549)	(660,285,303)	(81,817,712)

Income from operations		213,173,331	510,962,524	621,898,530	77,061,105

Interest income		6,979,927	19,676,978	29,025,897	3,596,676
Amortization of convertible debt issuance cost	2(13)	—	(3,523,935)	(18,492,523)	(2,291,457)
Investment income (loss)	13	6,551,259	43,494,032	(5,898,971)	(730,957)
Other income (expense), net	6	61,151,579	83,655,918	174,904,598	21,672,895

Income before income tax expenses, equity in loss of affiliated companies, and minority interests		287,856,096	654,265,517	801,437,531	99,308,262

Income tax expenses	7	(18,646,877)	(38,940,924)	(96,711,992)	(11,983,841)
Equity in loss of affiliated companies	12	—	(4,180,283)	(544,268,271)	(67,441,733)
Minority interests		3,640,950	(1,661,422)	4,825,541	597,946

Net income		272,850,169	609,482,888	165,282,809	20,480,634

Accretion for Series A and Series A-1 Preferred Shares	18	(24,962,571)	—	—	—
Income attributable to Series A and Series A-1 Preferred Shareholders	18	(48,358,328)	(82,478,882)	—	—

Net income attributable to ordinary shareholders		199,529,270	527,004,006	165,282,809	20,480,634

Other comprehensive income:
Unrealized appreciation (depreciation) of marketable securities	2(6)	284,506	133,698,934	(102,482,869)	(12,698,926)
Cumulative currency translation adjustments of an affiliated company	2(3)	—	—	(1,150,365)	(142,545)

Comprehensive income		199,813,776	660,702,940	61,649,575	7,639,163

Earnings per share	8
Basic		2.14	4.32	1.17	0.14

Diluted		2.07	4.05	1.13	0.14

Earnings per ADS
Basic		4.28	8.64	2.34	0.28

Diluted		4.14	8.10	2.26	0.28

Weighted average ordinary shares outstanding	8
Basic		93,246,726	122,136,580	141,338,480	141,338,480

Diluted		96,325,957	130,167,656	146,347,595	146,347,595

Weighted average ADS outstanding
Basic		46,623,363	61,068,290	70,669,240	70,669,240

Diluted		48,162,979	65,083,828	73,173,798	73,173,798

* Share-based compensation was related to the associated operating expense categories as follows:
Product development		(4,206,797)	(6,899,138)	(4,038,525)	(500,424)
Sales and marketing		(386,231)	(633,421)	(370,787)	(45,945)
General and administrative		(10,463,032)	(16,479,254)	(8,122,615)	(1,006,495)

Share-based compensation expense included in cost of revenue		(3,102,922)	(4,816,015)	(1,165,950)	(144,476)
The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,	December 31,
	Note	2004	2005	2005
		RMB	RMB	US$
		Restated (Note 12)		(Note 2(3))
ASSETS
Current assets:
Cash and cash equivalents	9	3,123,971,173	949,621,601	117,670,145
Restricted cash	12	—	150,778,672	18,683,387
Short-term investment	2(5)	—	126,360,137	15,657,621
Marketable securities	2(6), 12, 13	422,326,939	1,933,673,748	239,606,670
Accounts receivable, net of allowance for doubtful accounts	10	39,307,718	81,127,164	10,052,683
Inventories	11	6,039,188	28,480,970	3,529,153
Due from related parties		1,514,798	—	—
Deferred licensing fees and related costs		48,716,255	24,067,061	2,982,214
Prepayments and other current assets		27,621,265	41,085,629	5,091,030
Deferred tax assets	7	29,631,926	17,124,664	2,121,963

Total current assets		3,699,129,262	3,352,319,646	415,394,866

Investment in affiliated companies	12	155,935,548	328,581,623	40,715,425
Property and equipment	14	137,725,518	258,352,452	32,013,141
Intangible assets	15	111,378,046	212,314,772	26,308,489
Goodwill	16	133,958,922	245,092,242	30,370,033
Long-term deposits		2,363,404	2,862,802	354,738
Long-term prepayments	14	—	18,157,950	2,250,000
Other long-term assets		50,673,309	52,771,434	6,539,049

Total assets		4,291,164,009	4,470,452,921	553,945,741

LIABILITIES
Current liabilities:
Accounts payable		47,342,259	65,390,260	8,102,681
Licensing fees payable		18,092,590	18,157,692	2,249,968
Taxes payable		40,197,333	37,044,920	4,590,335
Deferred revenue		247,281,633	172,455,470	21,369,417
Licensing fees payable to a related party	23	52,272,515	13,830,197	1,713,737
Due to related parties	23	1,757,572	3,040,380	376,742
Acquisition related obligation	12	—	158,430,162	19,631,504
Other payables and accruals		91,267,534	141,551,334	17,540,003

Total current liabilities		498,211,436	609,900,415	75,574,387

Convertible debt	17	2,276,175,000	2,219,305,000	275,000,000

Total liabilities		2,774,386,436	2,829,205,415	350,574,387

Minority interests		6,878,858	3,388,896	419,927
Commitments and contingencies	25	—	—	—

Shareholders’ equity
Ordinary shares (US$0.01 par value, 186,000,000 shares authorized, 139,960,328 issued and outstanding as of December 31, 2004; and 141,982,766 issued and outstanding as of December 31, 2005)	19	11,584,515	11,751,186	1,456,121
Additional paid-in capital		1,300,453,557	1,397,092,348	173,117,438
Statutory reserves		40,025,479	87,619,085	10,857,114
Deferred share-based compensation		(20,623,032)	(3,595,349)	(445,509)
Accumulated other comprehensive gain		133,814,940	30,181,706	3,739,895
Retained earnings		44,643,256	114,809,634	14,226,368

Total shareholders’ equity		1,509,898,715	1,637,858,610	202,951,427

Total liabilities and shareholders’ equity		4,291,164,009	4,470,452,921	553,945,741

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Series A and Series
						A-1 Convertible Preferred
				Ordinary shares		Shares						Accumulated
				(US$0.01 par value)		(US$0.01 par value)			Additional		Deferred	other		Total
	Shanda	Group equity		Number	Par	Number	Par	Subscription	paid-in	Statutory	share-based	comprehensive	Retained	shareholders’
	Networking	Heng Kang	Total	of shares	value	of shares	value	receivables	capital	reserves	compensation	gain	earnings	Equity
	RMB	RMB	RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2003	1,500,000	500,000	2,000,000	5,000,000	414,000	—	—	(414,000)	—	5,370,585	—	(168,500)	138,864,190	146,066,275
Issuance of additional ordinary shares	—	—	—	95,000,000	7,863,000	—	—	(7,863,000)	—	—	—	—	—	—
Transfer group equity to additional paid-in capital upon the Reorganization	(1,500,000)	—	(1,500,000)	—	—	—	—	—	1,500,000	—	—	—	—	—
Increase in group equity (Note 19)	—	—	—	—	—	—	—	—	8,500,000	—	—	—	(10,625,000)	(2,125,000)
Deemed dividend upon issuance of Series A-1 Preferred Shares	—	—	—	(4,947,230)	(409,483)	—	—	—	—	—	—	—	(24,421,517)	(24,831,000)
Deemed dividend upon issuance of Series A Preferred Shares	—	—	—	(5,323,952)	(440,664)	—	—	—	—	—	—	—	(57,498,336)	(57,939,000)
Accretion for Series A and Series A-1 Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	(24,962,571)	(24,962,571)
Reclassification upon removal of redemption rights of Series A and Series A-1 Preferred Shares	—	—	—	—	—	30,060,100	2,488,074	—	345,830,170	—	—	—	—	348,318,244
Dividends to ordinary shareholders	—	—	—	—	—	—	—	8,277,000	—	—	—		(8,277,000)	—
Deemed capital distribution to shareholders of Heng Kang (Note 1)	—	(500,000)	(500,000)	—	—	—	—	—	—	(250,000)	—	—	(52,469,452)	(53,219,452)
Deferred share-based compensation relating to issuance of share option	—	—	—	—	—	—	—	—	69,730,490	—	(69,730,490)	—	—	—
Amortization of deferred share-based compensation	—	—	—	—	—	—	—	—	—	—	18,158,982	—	—	18,158,982
Unrealized net appreciation of marketable securities	—	—	—	—	—	—	—	—	—	—	—	284,506	—	284,506
Net income	—	—	—	—	—	—	—	—	—	—	—	—	272,850,169	272,850,169
Appropriations to statutory reserves (Note 2(25))	—	—	—	—	—	—	—	—	—	22,191,988	—	—	(22,191,988)	—

Balance as of December 31, 2003	—	—	—	89,728,818	7,426,853	30,060,100	2,488,074	—	425,560,660	27,312,573	(51,571,508)	116,006	211,268,495	622,601,153

Issuance of common share upon IPO (Note 19)	—	—	—	21,381,586	1,769,754	—	—	—	873,737,944	—	—	—	—	875,507,698
Exercise of share option (Note 21)	—	—	—	4,116,074	340,687	—	—	—	52,296,796	—	—	—	—	52,637,483
Conversion of Series A and A-1 Preferred Shares upon completion of the IPO	—	—	—	30,060,100	2,488,074	(30,060,100)	(2,488,074)	—	—	—	—	—	—	—
Repurchase of share (Note 20)	—	—	—	(5,326,250)	(440,853)	—	—	—	(49,021,195)	—	—	—	(571,312,952)	(620,775,000)
Dividends to ordinary shareholders	—	—	—	—	—	—	—	—	—	—	—	—	(143,869,619)	(143,869,619)
Dividends to preferred shareholders	—	—	—	—	—	—	—	—	—	—	—	—	(48,212,650)	(48,212,650)
Forfeited share option (Note 21)	—	—	—	—	—	—	—	—	(2,120,648)	—	2,120,648	—	—	—
Amortization of deferred share-based compensation	—	—	—	—	—	—	—	—	—	—	28,827,828	—	—	28,827,828
Unrealized net appreciation of marketable securities (Restated (Note 12))	—	—	—	—	—	—	—	—	—	—	—	133,698,934	—	133,698,934
Net income	—	—	—	—	—	—	—	—	—	—	—	—	609,482,888	609,482,888
Appropriations to statutory reserves (Note 2(25))	—	—	—	—	—	—	—	—	—	12,712,906	—	—	(12,712,906)	—

Balance as of December 31, 2004 (Restated (Note 12))	—	—	—	139,960,328	11,584,515	—	—	—	1,300,453,557	40,025,479	(20,623,032)	133,814,940	44,643,256	1,509,898,715

Exercise of share option (Note 21)	—	—	—	2,762,438	227,917	—	—	—	61,257,423	—	—	—	—	61,485,340
Repurchase of share (Note 20)	—	—	—	(740,000)	(61,246)	—	—	—	(7,277,215)	—	—	—	(47,522,825)	(54,861,286)
Forfeited share option (Note 21)	—	—	—	—	—	—	—	—	(3,329,806)	—	3,329,806	—	—	—
Amortization of deferred share-based compensation	—	—	—	—	—	—	—	—	—	—	13,697,877	—	—	13,697,877
Unrealized net depreciation of marketable securities	—	—	—	—	—	—	—	—	—	—	—	(102,482,869)	—	(102,482,869)
Cumulative currency translation adjustments of an affiliated company	—	—	—	—	—	—	—	—	—	—	—	(1,150,365)	—	(1,150,365)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	165,282,809	165,282,809
Shareholder’s contribution (Note 13)	—	—	—	—	—	—	—	—	45,988,389	—	—	—	—	45,988,389
Appropriations to statutory reserves (Note 2(25))	—	—	—	—	—	—	—	—	—	47,593,606	—	—	(47,593,606)	—

Balance as of December 31, 2005	—	—	—	141,982,766	11,751,186	—	—	—	1,397,092,348	87,619,085	(3,595,349)	30,181,706	114,809,634	1,637,858,610

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
		Restated (Note 12)		(Note2(3))
Cash flows from operating activities:
Net income	272,850,169	609,482,888	165,282,809	20,480,634
Adjustments for:
Share-based compensation costs	18,158,982	28,827,828	13,697,877	1,697,340
Depreciation of property and equipment	13,688,392	29,059,685	46,671,567	5,783,198
Amortization of intangible assets	17,347,105	52,843,104	67,460,912	8,359,262
Provision for losses on receivables	—	842,270	55,675,931	6,898,953
Provision for losses on inventories	—	—	10,794,286	1,337,549
Loss from disposal of fixed assets	—	803,217	662,160	82,050
Investment loss(income)	(6,551,259)	(43,494,032)	5,898,971	730,957
Interest income on loan receivable	(1,752,083)	(730,678)	—	—
Interest income on restricted cash	—	—	(2,750,995)	(340,883)
Purchased in-progress research and development	—	—	4,147,000	513,866
Foreign Exchange gain	—	—	(46,254,419)	(5,731,508)
Amortization of convertible debt issuance cost	—	3,523,935	18,492,523	2,291,458
Other income	—	(1,222,699)	—	—
Deferred tax assets	(7,049,837)	(7,544,269)	12,660,475	1,568,793
Equity in loss of affiliated companies	—	4,180,283	544,268,271	67,441,733
Minority interests	(3,640,950)	1,661,422	(4,825,541)	(597,946)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(6,199,809)	(32,372,698)	(84,098,143)	(10,420,825)
Inventories	—	(6,039,188)	(33,189,092)	(4,112,549)
Due from related parties	(2,114,691)	1,349,893	—	—
Deferred licensing fees and related costs	(19,920,207)	4,425,964	24,893,734	3,084,649
Prepayments and other current assets	(7,075,010)	(3,387,526)	(23,446,948)	(2,905,374)
Upfront licensing fee paid	(38,061,203)	(11,587,800)	(42,107,260)	(5,217,623)
Prepayment for upfront license fee	—	—	(22,523,080)	(2,790,895)
Other long-term deposits	(2,025,066)	(14,464)	(499,398)	(61,882)
Accounts payable	13,067,772	10,802,808	21,204,583	2,627,516
Licensing fees payable	(26,881,371)	23,313,660	(38,377,217)	(4,755,423)
Taxes payable	(37,453,196)	26,817,958	(4,487,054)	(556,003)
Deferred revenue	86,272,373	49,801,190	(87,664,935)	(10,862,796)
Due to related parties	—	1,757,572	(7,491,973)	(928,350)
Other payables and accruals	15,695,509	64,230,449	55,692,882	6,901,054

Net cash provided by operating activities	278,355,620	807,330,772	649,787,926	80,516,955

Cash flows from investing activities:
(Increase) decrease of short-term investments	120,000,000	—	(126,360,137)	(15,657,621)
Purchase of marketable securities	(1,829,473,857)	(432,524,942)	(1,574,695,967)	(195,124,777)
Proceeds from disposal of marketable securities	1,829,431,841	196,221,753	7,661,458	949,352
Proceeds from income of other investment	—	2,130,935	989,677	122,634
(Increase) decrease in loan receivable	(55,870,000)	58,352,761	—	—
Purchase of property and equipment	(55,914,721)	(74,025,031)	(160,318,006)	(19,865,431)
Prepayment for purchase of land use right	—	—	(18,157,950)	(2,250,000)
Proceeds from disposal of fixed assets	—	269,095	469,193	58,139
Purchase of intangible assets	(22,288,513)	(23,379,233)	(40,450,554)	(5,012,336)
Net cash paid for purchase of subsidiaries and VIE subsidiaries	(5,538,055)	(182,444,474)	(161,517,636)	(20,014,081)
Proceeds from disposal of other long-term assets	—	—	453,103	56,145
Proceeds from disposal of a VIE subsidiary, net	1,593,000	—	(129,265)	(16,018)
Investment in affiliated companies	(3,455,125)	(160,275,860)	(759,404,237)	(94,099,804)

Net cash used in investing activities	(21,515,430)	(615,674,996)	(2,831,460,321)	(350,853,798)

Cash flows from financing activities:
Proceeds from issuance of common stock upon IPO, net of IPO issuance costs	—	875,507,698	—	—
Proceeds from issuance of common stock under stock option plan	—	41,587,542	72,516,739	8,985,742
Proceeds from issuance of convertible debt, net of issuance cost	240,585,510	2,225,430,331	—	—
Repurchase of stock	—	(620,775,000)	(54,861,286)	(6,798,008)
Cash injection in VIE subsidiaries by minority shareholders	6,356,435	3,724,650	245,000	30,359
Dividends to ordinary shareholders	(2,125,000)	(143,869,619)	—	—
Dividends to preferred shareholders	—	(48,212,650)	—	—
Deemed capital distribution to the founders of Heng Kang	(24,831,000)	—	—	—
Deemed capital distribution from deconsolidation of Heng Kang	(54,943,653)	—	—	—

Net cash provided by financing activities	165,042,292	2,333,392,952	17,900,453	2,218,093

Effect of exchange rate changes on cash	—	—	(10,577,630)	(1,310,703)

Net increase (decrease) in cash and cash equivalents	421,882,482	2,525,048,728	(2,174,349,572)	(269,429,453)
Cash, beginning of year	177,039,963	598,922,445	3,123,971,173	387,099,598

Cash, end of year	598,922,445	3,123,971,173	949,621,601	117,670,145

Supplemental disclosure of cash flow information:
Cash paid during the year for income tax	55,238,262	33,121,613	101,307,276	12,553,255

Supplemental disclosure of investing activities:
Total consideration for purchase of subsidiaries	13,720,000	198,580,000	246,539,225	30,549,332
Consideration paid in previous year	—	—	(41,384,900)	(5,128,113)
Acquisition related obligation at December 31, 2005	—	—	(10,402,485)	(1,289,000)
Contingent consideration paid for the acquisitions in 2004	—	—	6,600,000	817,824

Cash paid for purchase of subsidiaries	13,720,000	198,580,000	201,351,840	24,950,043
Cash acquired	(8,181,945)	(16,135,526)	(39,834,204)	(4,935,962)

Cash paid for business acquisition, net	5,538,055	182,444,474	161,517,636	20,014,081

Supplemental disclosure of non-cash investing and financing activities:
Accrual related to purchase of property and equipment	14,828,993	20,469,415	25,671,372	3,181,008
Accounts payable assumed by founders of Heng Kang upon deconsolidation	26,555,201	—	—	—
Conversion of Series A and A-1 Preferred Shares to ordinary shares	—	2,488,074	—	—
Dividends distributed for settlement of subscription receivables (Note 19)	8,277,000	—	—	—
Dividends distributed for reinvestment in Shanda Networking (Note 19)	8,500,000	—	—	—
The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(AMOUNTS EXPRESSED IN Renminbi (RMB) UNLESS OTHERWISE STATED)
1. ORGANIZATION AND NATURE OF OPERATIONS
     The accompanying consolidated financial statements include the financial statements of Shanda Interactive Entertainment Limited (the “Company” or “Shanda Interactive”), its subsidiaries, which mainly include Shanda Holdings Limited (the “Shanda BVI”) and Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”) and certain variable interest entities (“VIEs” or “VIE subsidiaries”), which include Shanghai Shanda Networking Co., Ltd. (“Shanda Networking”) and its subsidiaries. The Company, its subsidiaries and the VIE subsidiaries are collectively referred to as the “Group”.
     Shanda BVI, formerly known as Spirit High Ventures Ltd., was incorporated in British Virgin Islands as a limited liability company on July 2, 2002. Shengqu and Shanda Networking were incorporated in the PRC on January 21, 2003 and December 29, 1999, respectively. Shanda Interactive was incorporated in the Cayman Islands on November 17, 2003 and became the holding company of the Group through a share purchase agreement in December 2003.
     The Group is principally engaged in the development and operation of online games and related businesses in the People’s Republic of China (the “PRC”). The Group develops and operates online games primarily through Shengqu, Shanda Networking, Nanjing Shanda Networking Co., Ltd. (“Nanjing Shanda”) and Hangzhou Bianfeng Networking Co., Ltd. (“Hangzhou Bianfeng”), which are subsidiaries of Shanda Networking.
     Shanda Networking was the predecessor of the Group and operated substantially all of the businesses of the Group prior to March 2003. It is wholly owned by Tianqiao Chen and Danian Chen, the Company’s Chief Executive Officer and Senior Vice President, respectively, who are PRC citizens. Tianqiao Chen and Danian Chen, together with Qianqian Luo, a director of the Company and spouse of Tianqiao Chen, also own all of the shares of Skyline Media Limited (“Skyline”), the Company’s controlling shareholder.
     In March 2003, the Group undertook a restructuring and reorganization (the “Reorganization”) immediately prior to the issuance of Series A and A-1 Preferred Shares (Note 18) to a foreign investor. The Reorganization was necessary to comply with PRC law and regulations that limit foreign ownership of companies that provide Internet content services, which includes operating online games.
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
     In October 2004, pursuant to a repurchase agreement between the Company and SB Asia Infrastructure Fund L.P., or SAIF, the Company used US$75.0 million, equivalent to RMB620.7 million, to purchase 5,326,250 ordinary shares (which was equal to 2,663,125 ADSs) from SAIF. After the repurchase, those shares were retired (Note 20).
     In October 2005, pursuant to a share repurchase plan, under which the Company is authorized to repurchase up to US$50 million worth of outstanding ADs from time to time over the next 12 months (Note 20).
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
     The Group has adopted FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”). FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
     To comply with PRC laws and regulations that restrict foreign ownership of companies that operate online games, the Company operates its online games mainly through Shanda Networking, which is wholly owned by Tianqiao Chen and Danian Chen, and Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. These three companies hold the license and approvals to operate online games in the PRC.
     Pursuant to the contractual arrangements with Shanda Networking, Nanjing Shanda and Bianfeng Networking, Shengqu provides services, software licenses and equipment to Shanda Networking, Nanjing Shanda and Bianfeng Networking, in exchange for fees, determined according to certain agreed formulas. During the year ended December 31, 2004 and 2005, the total amount of such fees was approximately RMB646.1 million and RMB1,034.5 million, which represented the substantial majority operating profit of Shanda Networking, Nanjing Shanda and Bianfeng Networking. Shengqu has also undertaken to provide financial support to Shanda Networking to the extent necessary for its operations. The principal services, software license and equipment lease agreements that Shengqu has entered into with Shanda Networking, Nanjing Shanda and Bianfeng Networking are:
•	Equipment leasing agreements, pursuant to which Shanda Networking, Nanjing Shanda and Bianfeng Networking lease a substantial majority of their operating assets from Shengqu;

•	A technical support agreement, pursuant to which Shengqu provides technical support for Shanda Networking’s operations;

•	Technology licensing agreements, pursuant to which Shengqu licenses certain billing technology to Shanda Networking, Nanjing Shanda and Bianfeng Networking;

•	Software license agreements, pursuant to which Shengqu licenses certain software to Shanda Networking, Nanjing Shanda and Bianfeng Networking;

•	A strategic consulting agreement, pursuant to which Shengqu provides strategic consulting services to Shanda Networking; and

•	Online game distribution and service agreements, pursuant to which Shanda Networking, Nanjing Shanda and Bianfeng Networking distribute and service certain online games that are licensed or owned by Shengqu.
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
     As a result of these agreements, the Company is considered the primary beneficiary of Shanda Networking and accordingly Shanda Networking’s results are consolidated in the Company’s financial statements.
(3) Foreign currency translation
     The Company’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company, its subsidiaries and VIE subsidiaries is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income. The exchange differences for translation of group companies’ balances where RMB is not their functional currency are included in cumulative translation adjustments, which is a separate component of shareholders’ equity on the consolidated financial statements.
     Translations of amounts from RMB into United States dollars (“US$” or “U.S. dollars”) are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.0702, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2005. This convenient translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2005, or at any other rate.
(4) Cash and cash equivalents
     Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.
(5) Short-term investments
     Short-term investments represent the bank time deposits with the maturities between three months and six months.
(6) Marketable securities
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
     During the years ended December 31, 2003, 2004 and 2005, the Company recorded unrealized (losses)/gains on its marketable securities of approximately, RMB 0.3 million and RMB 133.7 million and RMB(102.5) million, respectively, as a component of comprehensive income.
(7) Allowances for doubtful accounts
     The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
(8) Inventories
     Inventories are valued at the lower of cost or market value. The value of inventories is determined using the weighted average method. The Group provides estimated inventory allowance for excessive, slow moving and obsolete inventories as well as inventory whose carrying value is in excess of net realized value.
(9) Investment in affiliated companies
     Affiliated companies are entities over which the Company has significant influence, but which it does not control. Investments in affiliated companies are accounted for by the equity method of accounting. Under this method, the Company’s share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company.
     The Company continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts’ ratings and estimates of 12 month share price targets for the investee; changes in stock market price or valuation subsequent to the balance sheet date; and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. During the years ended December 31, 2004 and 2005, the Company recorded impairment loss of approximately Nil and RMB521,486,000, respectively. These write-downs for equity method investments are included in equity in loss of affiliated companies.
(10) Property and equipment
     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment	5 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Furniture and fixtures	5 years
Motor vehicles	5 years
Office buildings	20 years
(11) Intangible assets
     Online game product development costs
     The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No.86”). Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in online game environment in the PRC market. Since the inception of the Group, the amount of online game development costs qualifying for capitalization was approximately RMB1,292,000, which is being amortized over the estimated life of the online game.
     Website and internally used software development costs
     The Group recognizes website and internally used software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been immaterial and as a result all website and internally used software development costs have been expensed as incurred.
     Upfront licensing fees
     Upfront licensing fees paid to third party licensors are capitalized and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which is usually 2 to 3 years.
     Software and copyrights
     Software and copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the shorter of the useful economic life or stipulated period in the contract, which is usually 2 to 5 years.
Software technology, game engine, non-compete agreements and customer base acquired through business combinations
     An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by SFAS No. 141 “Business Combinations” (“SFAS No. 141”). Software technology, game engine, non-compete agreements and customer base arising from the acquisitions of subsidiaries and VIE subsidiaries are initially recognized and measured at estimated fair value upon acquisition. Amortization is computed using the straight-line method over the following estimated useful lives:

Software technology	3 to 5.5 years
Game engine	3 years
Non-compete agreements	2 years
Customer base	5 or 5.5 years
(12) Goodwill
     Goodwill is measured as the excess of the purchase price over the fair value assigned to the individual assets acquired and liabilities assumed. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in SFAS No. 141 should be recognized as goodwill.
     In accordance with SFAS No.142 “Goodwill and other intangible assets” (“SFAS No. 142”), no amortization is recorded for goodwill. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In October of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.
(13)Other long-term assets
     Other long-term assets mainly include the issuance costs, amounting to RMB52.1 million, of the Company’s Zero Coupon Senior Convertible Notes due 2014 (“Convertible Notes”). The issuance costs of its Convertible Notes is deferred and being amortized on a straight-line basis over a period of three years from the date of issuance, which is October 15, 2004, to the first date when the Company may be required to repurchase all or any portion of their principal amount. The amortization expense for the year ended December 31, 2004 and 2005 were RMB3.5 million and RMB

18.5 million respectively.
(14) Impairment of long-lived assets and intangible assets
     Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. The Company recognizes impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. No impairment of long-lived assets and intangible assets was recognized for any of the years presented.
(15) Financial instruments
     Financial instruments of the Company primarily comprise of cash and cash equivalents, short-term investment, marketable securities, accounts receivable, prepayments and other current assets, amount due from/to related parties, accounts payable and other payables. As of December 31, 2004 and 2005, their carrying values approximated their fair values.
(16) Revenue recognition
     Online game revenue
     Prior to November 28, 2005, the Group operated all Massively Multiplayer Online Role-Playing Games (“MMORPGs”) under a pay-to-play model. Under this model, the Group receives subscription fees from distributors for the sale of time units, which allow end users to access its online game products. The distribution of time units to the end users typically is made by sales of pre-paid game cards, in physical or virtual form. The pre-paid game cards entitle the end users to access the Group’s online game products for a specified period of time in accordance with the Group’s published expiration policy. All subscription fees are deferred when received and revenue is recognized based upon the actual usage of time units by the end users, or when the end users are no longer entitled to access the online game products in accordance with the Group’s published expiration policy.
     Starting from November 28, 2005, the Group changed the operation of certain MMORPGs from the pay-to-play model to a free-to-pay model. Under the new model, players can access the games free of charges but may purchase points for in-game premium features. The distribution of points to the end users typically is made by sales of pre-paid game cards, in physical or virtual forms. The unused time units as of November 28, 2005 were converted into point units immediately. Subscription fees are deferred when received and revenue is recognized over the life of the premium features or as the premium features is consumed.
     For casual online games, which are typically less complex and have shorter play duration than MMORPGs, the Group receives subscription fee from distributors for the sales of points, which allow end users to purchase premium features. Casual games can be accessed and played by end users free of charge and without the purchase of premium features. Subscription fee is deferred when received and revenue is recognized over the life of the premium features or as the premium features is consumed.

     Other Revenues
     Other revenues principally comprise of advertising revenues, Mobile valued-added services revenue, revenues from sale of E-Key, EZ Pod, and other online game auxiliary products.
     Advertising revenues are derived principally from online advertising arrangements, sponsorship arrangements, or a combination of both. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over particular period of time. Advertising revenues from online advertising arrangements are recognized ratably over the displayed period of the contract when the collectibility is reasonably assured. Revenue from advertisement was reported as other revenues for all periods presented.
     Mobile value-added services revenue are derived from providing mobile phone users with services for recharging value of their prepaid cards and subscribing other game related content via short messaging services, or SMS. Revenues from SMS are charged based on usage and recognized in the period in which the service is performed, provided that collection of the receivables is reasonably assured, the amounts can be accurately estimated, and there are no future service obligations by the Company.
     EZ Pod is an output device of Shanda Home Entertainment Platform (“Platform”). By using EZ Pod, users can have access to the Platform and pay subscription fee to subscribe various online contents, such as games, music and films. As of December 31, 2005, the Platform was still in the trial operation period and no subscription fee was charged to users. Revenue from sale of EZ Pod was recognized upon delivery as the EZ Pod had separate value to the users and the Company had no future legal or constructive obligation related to the sale of EZ Pod.
     The Group sells E-Key, a secure ID product and other on-line game auxiliary products to customers. Revenues derived from the sale of E-Key and other on-line game auxiliary products are recognized when the titles of such products are transferred to the customers and collections are reasonably assured.
     The Group’s subsidiaries and its VIE subsidiaries are subject to business tax and related surcharges and value added tax on the revenues earned for services provided and products sold in the PRC. The applicable business tax rate varies from 3% to 5% and the rate of value added tax varies from 6% to 17%. In the accompanying statements of operations and comprehensive income, business tax and related surcharges for revenues derived from on-line games, advertisement, mobile valued-added services are deducted from gross receipts to arrive at net revenues.
(17) Deferred revenue
     Deferred revenue represents subscription fees received from customers that cover online game services to be rendered in the future. Deferred revenue is stated at the amount of subscription fees received less the amount previously recognized as revenue upon the rendering of online game services or expiration of the time units or expiration of game cards in accordance with the Group’s published expiration policy.
(18) Deferred licensing fees and related costs
     Upon the receipt of subscription fees from the distributors, the Group is obligated to pay on-going licensing fees and other costs related to such subscription fees, including business tax and related surcharges. As subscription fees are deferred (Note 2(17)), the related on-going licensing fees and costs are also deferred. The deferred licensing fees and related costs are recognized in the statements of operations and comprehensive income in the period in which the related online game subscription fees are recognized as revenue.
(19) Cost of revenue
     Cost of services rendered
     Cost of services rendered consists primarily of online game licensing fees, depreciation, maintenance and rental of computer equipment, amortization of upfront licensing fees, manufacturing costs for prepaid game cards and other overhead expenses directly attributable to the provision of online game services. Cost of services rendered amounted to approximately RMB233,701,000, RMB443,558,000 and RMB567,267,000, during the years ended December 31, 2003, 2004 and 2005, respectively.
     Cost of goods sold
     Cost of goods sold primarily consists of direct and indirect costs of EZ Pod, E-Key and other on-line game auxiliary products, as well as the corresponding shipping and handling costs for the products sold. Cost of goods sold amounted to approximately 0, RMB27,626,000 and RMB47,160,000, during the years ended December 31, 2003, 2004 and 2005, respectively.
(20) Product development
     Product development costs consist primarily of payroll, depreciation expense and other overhead expenses incurred by the Group to develop, maintain, monitor and manage the Group’s online gaming products, software and websites, and are recorded on an accrual basis.
(21) Sales and marketing
     Sales and marketing costs consist primarily of advertising and market promotion expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel, and are recorded on an accrual basis. Advertising expenses amounted to approximately RMB13,147,000, RMB16,015,000 and RMB66,248,000, during the years ended December 31, 2003, 2004 and 2005, respectively.
(22) Share-based compensation
     The Company accounts for share-based compensation plans under the intrinsic-value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), as interpreted, with pro forma disclosures of net income attributable to ordinary shareholders and earnings per share, as if the fair value method of accounting defined in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company’s ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Compensation cost, if any, is recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded as deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options.

     SFAS No. 123 establishes a fair value based method of accounting for share-based compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the fair value or minimum value, as applicable, of the award and is recognized over the service period, which is usually the vesting period. Had the Company determined the share-based compensation expense for the Company’s share options based upon the minimum value/fair value at the grant date for share options awards in 2003, 2004 and 2005, consistent with the provisions of SFAS No. 123, the Company’s net income attributable to ordinary shareholders and earnings per share would have been reduced to the pro forma amounts indicated below.

	2003	2004	2005
	RMB	RMB	RMB
Net income attributable to ordinary shareholders as reported	199,529,270	527,004,006	165,282,809
Add: Share-based compensation expenses under APB No. 25	18,158,928	28,827,828	13,697,877
Less: Share-based compensation expenses under SFAS No. 123	(27,315,276)	(67,612,681)	(50,192,400)
Add: Allocation to participating shareholders	1,847,982	3,184,018	—

Pro forma net income attributable to ordinary shareholders	192,220,904	491,403,171	128,788,286

Basic earnings per share
As reported	2.14	4.32	1.17

Pro forma	2.06	4.02	0.91

Basic earnings per ADS
As reported	4.28	8.64	2.34

Pro forma	4.12	8.04	1.82

Diluted earnings per share
As reported	2.07	4.05	1.13

Pro forma	2.00	3.78	0.88

Diluted earnings per ADS
As reported	4.14	8.10	2.26

Pro forma	4.00	7.56	1.76

     The effects of applying SFAS No. 123 methodologies in this pro forma disclosure are not indicative of future earnings or earnings per share. Additional share option awards in future years are expected.
     Prior to January 1, 2004, the Company was considered a non-public company and calculated the minimum value of share options on the date of grant as (i) the estimated fair value of the shares reduced to exclude the present value of any expected dividends during the term of the option minus (ii) the present value of the exercise price using the assumptions in the following table. Subsequent to January 1, 2004, the Company calculated the fair value of each option granted on the date of grant using the Black-Scholes pricing method based on the following assumptions:

	2003	2004	2005
Risk-free interest rate	2.65%	2.8-4.0%	3.9-4.2%
Term of share option/Expected life (in years)	10 years	5 years	6.25 years *
Expected dividend yield	0%	0%	0%
Volatility	NA	58%-71%	58%-60%
Minimum value/fair value per option at grant date	RMB2.91-RMB48.28	RMB23.66-RMB49.26	RMB73.39-RMB82.59

*	The Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term. As a result, according to Staff Accounting Bulletin No. 107 “SAB 107”, considering the Company’s stock option awards have the characteristics of “plain vanilla” option, the Company uses a “simplified” method to determine the expected term of the options granted in 2005.
(23) Leases
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
(24) Taxation
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
(25) Statutory reserves
     Shengqu, Shanda Computer (Shanghai) Co., Ltd., Grandpro Technology (Shanghai) Co., Ltd. and the Group’s VIE subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”) to statutory reserve fund and statutory welfare fund. The statutory reserve fund can be used to increase the registered capital and eliminate future losses of the companies, it cannot be distributed to shareholders except in the event of a solvent liquidation of the companies. The statutory welfare fund can only be used for the collective benefits and facilities of the employees. The Group’s VIE subsidiaries are required to make an appropriations of retained earnings equal to, at least, 10% and 5%, of the PRC GAAP after-tax profit, to the statutory reserve fund and the statutory welfare fund, respectively. Shengqu, Shanda Computer (Shanghai) Co., Ltd. and Grandpro Technology (Shanghai) Co., Ltd., as wholly foreign owned enterprises incorporated in the PRC, is required to make appropriation of retained earnings equal to at least 10% of the PRC GAAP after-tax profit to the statutory reserve fund. Once the level of these funds reaches 50% of the registered capital of the respective companies, further appropriations are discretionary.
     Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the year ended December 2003, 2004 and 2005, the Group made total appropriations to these statutory reserves of approximately RMB22,192,000, RMB12,713,000 and RMB47,594,000 respectively.
     There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so.
(26) Dividends
     Dividends are recognized when declared.
     On March 5, 2004, a cash dividend of US$23 million (equivalent to RMB192 million) was declared by the Company to its holders of ordinary shares and preferred shares in proportion to their respective share ownership, on an as-converted basis, which is approximately 74.9% and 25.1%, respectively.
     Relevant PRC laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations (see Note 2(25)).
     In addition, since a significant amount of the Group’s future revenues will be denominated in RMB, the existing and any future restrictions on currency exchange may limit the Group’s ability to utilize revenues generated in RMB to fund the Group’s business activities outside China, if any, or expenditures denominated in foreign currencies.
(27) Earnings per share
     In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A and Series A-1 Convertible Redeemable Preferred Shares (Note 18) are participating securities. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Convertible Redeemable Preferred Shares and Convertible Debt (using the as-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury share method).
     Earnings per share has been computed as if the current corporate structure, after the Reorganization and Share Swap (Note 1), the 1:100 share split (Note 19) and the share issuance for nominal value (Note 19), had occurred at the beginning of the relevant periods.
(28) Segment reporting
     The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.
(29) Reclassifications

     Certain reclassifications have been made to all years presented in the consolidated financial statements to conform to the current year presentation.
3. Recent accounting pronouncements
     In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”, which replaced SFAS No. 123 and superseded APB No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. Under SFAS No. 123R, the pro forma disclosures previously permitted no longer will be an alternative to financial statement recognition. In March 2005, the SEC issued SAB 107 regarding the SEC’s interpretation of SFAS No. 123R and the valuation of share-based payments for public companies.
     The Company will adopt SFAS No. 123R and related FASB Staff Position (“FSPs”) on January 1, 2006. The Company will apply the Black-Scholes valuation model in determining the fair value of share-based payments to employees, and will recognize compensation expense on an accelerated basis over the requisite service period. The Company will apply the modified prospective method, which requires that compensation expense be recorded for all unvested stock options upon adoption of SFAS No. 123R. The stock option compensation expense for the first quarter of 2006, due to the effect of adoption of SFAS No. 123R, approximated RMB 11,988,000.
     In November 2004, the FASB issued SFAS 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”, (“SFAS 151”). SFAS 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS 151 are effective for the fiscal year beginning after June 15, 2005. The Company believes the adoption of EITF No. 05-06 will not have a significant impact on its financial statements.
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29”, (“SFAS 153”). SFAS 153 addresses the measurement of exchanges of non-monetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company believes the adoption of EITF No. 05-06 will not have a significant impact on its financial statements.
     In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
     In June 2005, the FASB’s Emerging Issues Task Force (“EITF”) issued EITF Issue No. 05-02 “The Meaning of ‘Conventional Convertible Debt Instrument’ in EITF Issue 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock””, which retains the exception in paragraph 4 of EITF

Issue No. 00-19 for conventional convertible debt instruments. Those instruments in which the holder has an option to convert the instrument into a fixed number of shares (or a corresponding amount of cash at the issuer’s discretion) and its ability to exercise the option is based on either (a) the passage of time or (b) a contingent event, should be considered “conventional” for purposes of applying that exception. The consensus should be applied on a prospective basis for new or modified instruments starting from the third quarter of 2005. The Company believes the adoption of EITF No. 05-02 will not have a significant impact on its financial statements.
     In June 2005, the FASB ratified the EITF Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements”. EITF No. 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF No. 05-06 should be applied to leasehold improvements (within the scope of this issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company believes the adoption of EITF No. 05-06 will not have a significant impact on its financial statements.
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
Acquisition completed in 2005
(1)	Shanghai Haofang Online Information Technology Co., Ltd. and Grandpro Technology Limited (collectively “Haofang”)
     In October 2004, the Group acquired a 17.86% equity interest for the consideration of US$5.0 million in cash (equivalent to RMB41.4 million) in Haofang, the operator of the largest network PC game platform in China. The Company accounted for the investment in Haofang using the equity method of accounting as the Company had significant influence over Haofang in 2004.
     In May 2005, the Group acquired the remaining 82.14% equity interest of Haofang for the consideration of US$20.0 million in cash (equivalent to RMB 165.5 million). As a result, Haofang became a wholly-owned subsidiary of the Group. Pursuant to the purchase agreement, the Group was required to make contingent payment to the selling shareholders if 2005 earnings of Haofang exceeded a pre-set target. The contingent payment of US$31.0 million (equivalent to Rmb249.3 million) was subsequently paid and recorded as an adjustment to goodwill by the Group in February 2006 (Note 26).
     The purchase price, before the contingent consideration payment of US$31.0 million, was allocated as follows:

RMB
Cash	39,399,000
Other assets	17,359,000
Identifiable intangible assets	75,614,000
Purchased in-progress research and development	4,147,000
Goodwill	97,296,000
Current liabilities	(26,887,000)

Purchase price	206,928,000

     Identifiable intangible assets acquired, including software technology of RMB46.0 million and customer base of RMB29.6 million, have estimated useful lives of 5.5 years. Purchased in-progress research and development of RMB4.1 million were written off at the date of acquisition in accordance with FASB Interpretation No.4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FASB Interpretation No. 4”) because the technological feasibility of the in-progress technology has not yet been established and that the technology has no alternative future use. Those write-offs are included in product development expenses.
     Goodwill of RMB97.3 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired, and is not deductible for tax purposes. In accordance with SFAS No. 142, goodwill is not amortized but is tested for impairment. The purchase allocation for Haofang acquisition is primarily based on an appraisal performed by an independent appraisal firm together with the management assessment based on their experience in online game business in the PRC.
     The following unaudited pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2004 and 2005, as if the acquisition of Haofang had occurred on January 1, 2004 and 2005, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

	2004	2005
	Unaudited in RMB	Unaudited in RMB
Net revenue	1,305,724,000	1,930,396,000
Net income	555,004,000	180,130,000
Net income attributable to ordinary shareholders	472,525,000	180,130,000
Earnings per share
Basic	3.87	1.27
Diluted	3.63	1.23
     The pro forma net income for 2004 and 2005 includes RMB13.7 million in each year for the amortization of identifiable intangible assets, and was determined using at the actual effective income tax rate of Haofang in each year.
(2) Gametea

     In November 2005, the Company acquired 100% equity interest of Wenzhou Chuangjia Technology Co., Ltd. and Shanghai Qipai Computer Technology Co., Ltd. (collectively “Gametea”), a leading online casual game platform that develops and operates chess and board games in China. Pursuant to the acquisition agreement, the total purchase consideration was US$4.9 million (equivalent to RMB39.6 million), of which US$3.6 million (equivalent to RMB29.1 million) was paid in 2005, and the remaining purchase consideration will be paid in two installments in 2006 and 2007, respectively.
     The purchase price of Gametea was allocated as follows:

RMB
Cash	435,000
Other assets	2,059,000
Identifiable intangible assets	20,213,000
Goodwill	17,387,000
Current liabilities	(484,000)

Purchase price	39,610,000

     Identifiable intangible assets acquired, including software technology of RMB14.7 million and customer base of RMB5.5 million, have estimated useful lives of 5 years. Goodwill of RMB17.4 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired, and is not deductible for tax purposes. In accordance with SFAS No. 142, goodwill is not amortized but is tested for impairment.
Acquisition completed in 2004
(1) Bianfeng
     In July 2004, the Group acquired 100% equity interest in Hangzhou BianFeng Software Technology Co., Ltd. and BianFeng Networking (collectively “Bianfeng”), companies incorporated in the PRC and engaged in the operation of online chess and board games. As a result of such acquisition, Bianfeng became a wholly-owned subsidiary of Shanda Networking. Total purchase price for this acquisition is US$20.0 million in cash, equivalent to RMB164.5 million. Pursuant to the purchase agreement, the Group was required to make contingent payment to the selling shareholders if 2004 earnings of Bianfeng exceeded the pre-set target. Based on 2004 earnings, the Company was not required to make contingent payment as the earnings target set out in the purchase agreement was not achieved.

     The purchase price of Bianfeng was allocated as follows:

RMB
Cash	12,744,000
Other assets	1,272,000
Identifiable intangible assets	44,631,000
Goodwill	106,170,000
Current liabilities	(277,000)

Purchase price	164,540,000

     Identifiable intangible assets acquired, including software technology and non-compete arrangements with certain Bianfeng selling shareholders, have estimated useful lives ranging from two to five years. Goodwill of RMB106 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired, and is not deductible for tax purposes. In accordance with SFAS No. 142, goodwill is not amortized but is tested for impairment. The purchase allocation for Bianfeng acquisition is primarily based on an appraisal performed by an independent appraisal firm together with the management assessment based on their experience in online game business in the PRC.
Other business combinations
     In fiscal 2004, the Company also incurred an aggregate upfront cash consideration of approximately RMB39,798,000 to the sellers to acquire additional businesses including server infrastructure developer, publication of original online literature, mobile phone-based wireless game developer and virtual community website. These acquisitions resulted in approximately RMB15,313,000 of goodwill. Intangible assets acquired of approximately RMB24,485,000 consist of game engine, software technology which are being amortized on a straight-line basis over economic lives of three to five years estimated by the Company.
5. OTHER NET REVENUES

	2003	2004	2005
	RMB	RMB	RMB
Advertising	—	12,044,832	80,105,525
E-Keys	—	25,479,708	76,838,512
EZ Pod	—	—	22,533,424
Mobile value-added services	4,142,752	19,078,242	15,512,057
Technology service and cooperation	—	—	12,622,838
Others	7,209,822	32,945,322	30,689,596

	11,352,574	89,548,104	238,301,952

6. OTHER INCOME (EXPENSES)
     Other income primarily consists of government financial incentives. During the years ended December 31, 2003, 2004 and 2005, the Group received incentives of approximately RMB62,901,000, RMB88,083,000 and RMB137,282,000, respectively, from local government authorities and such amounts were recorded as other income in the statements of operations and comprehensive income.
     The government financial incentives are granted by the municipal government upon the qualification of a company as a new-high technology enterprise. These government financial incentives are calculated with reference to either the group companies’ taxable income or revenue, as the case may be. Eligibility for the government financial incentives the group companies receive requires that the group companies continue to meet a number of government financial and non-financial criteria to continue to qualify for these government financial incentives and its continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these financial incentives. There is no guarantee that the Group will continue to receive these government financial incentives in the future. Accordingly, government financial incentives are recognized as other income when received.
     In 2005, other income also includes a foreign exchange gain of RMB48.9 million mainly arising from a revaluation of monetary assets and liabilities denominated in US dollar following the appreciation of RMB in July 2005 (Note 24).
7. TAXATION
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
     China
     The Group’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, the Group is generally subject to EIT at a statutory rate of 33%. Group companies that are registered in the Pudong New District of Shanghai are, however, subject to a 15% preferential EIT rate pursuant to the local tax preferential treatment. Shengqu, as a software development enterprise, has been granted a two year EIT exemption and followed by a three year 50% EIT reduction on its taxable income, commencing the year ended December 31, 2003 (“tax holiday”). Shengqu’s qualifications as a software development enterprise or a technology advanced enterprise are required to be reassessed on an annual basis. Nanjing Shanda, as a result of receiving government’s recognition as a technology advanced enterprise, has been entitled to a full income tax exemption for two years effective from January 1, 2005 and will be subject to a preferential tax rate of 15% after January 1, 2007.
     Composition of income tax expense
     The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005
	RMB	RMB	RMB
Current income tax expenses	(25,696,714)	(46,485,395)	(84,204,730)
Change in deferred tax assets	7,356,905	8,690,988	(9,365,576)
Change in valuation allowance	(307,068)	(1,146,517)	(3,141,686)

Income tax expenses	(18,646,877)	(38,940,924)	(96,711,992)

     Reconciliation of the differences between statutory tax rate and the effective tax rate
     The reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31 2003, 2004 and 2005 is as follows:

	2003	2004	2005
Statutory income tax rate	33%	33%	33%
Tax differential from statutory rate applicable to the subsidiaries and the VIE subsidiaries in the PRC	(19%)	(20%)	(18%)
Effect of tax holidays	(11%)	(11%)	(7%)
Others	3%	4%	4%

Effective EIT rate	6%	6%	12%

     Significant components of deferred tax assets

	December 31,	December 31,
	2004	2005
	RMB	RMB
Licensing fees and related costs and revenue deferred	29,267,929	14,857,898
Tax losses carried forward	3,831,944	6,973,630
Other temporary differences	363,997	2,266,766
Less: Valuation allowance	(3,831,944)	(6,973,630)

Deferred tax assets	29,631,926	17,124,664

     Movement of valuation allowances

	2004	2005
	RMB	RMB
At beginning of year	2,685,225	3,831,944
Current year addition	2,544,041	6,318,048
Current year reversal	(1,397,322)	(3,176,362)

At end of year	3,831,944	6,973,630

     Valuation allowances have been provided on the net deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2004 and 2005, valuation allowances were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carryforwards generated by certain VIE subsidiaries. Tax losses carry forward in the amount of approximately RMB338,000 and RMB1,867,000 and RMB31,696,000 incurred in 2003, 2004 and 2005 will expire in the year ending December 31, 2009, 2010 and 2011, respectively. Alternatively, if events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

8. EARNINGS PER SHARE
     Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 and EITF No. 03-06 for the years ended December 31 2003, 2004 and 2005 as follows:

	2003	2004	2005
	RMB	RMB	RMB
Numerator:
Net income	272,850,169	609,482,888	165,282,809
Accretion for Series A and Series A-1 Prefer Shares (Note 18)	(24,962,571)	—	—
Dividends to Series A and Series A-1Prefer Shareholders (Note 18)	—	(48,212,650)	—
Earnings allocated to participating Preferred Shareholders	(48,358,328)	(34,266,232)	—

Numerator for basic and diluted earnings per share	199,529,270	527,004,006	165,282,809

Denominator:
Denominator for basic earnings per share - Weighted-average ordinary shares outstanding	93,246,726	122,136,580	141,338,480
Dilutive effect of share options	3,079,231	8,031,076	5,009,115

Denominator for diluted earnings per share	96,325,957	130,167,656	146,347,595

Basic earnings per share	2.14	4.32	1.17

Diluted earnings per share	2.07	4.05	1.13

     Net income, after deducting accretion and dividends to holders of Preferred Shareholders, has been allocated to the ordinary share and Preferred Shares based on their respective rights to share in dividends.
     Potential dilutive securities, consisted of Series A and A-1 Preferred Shares in 2003 and Series A and A-1 Preferred Shares and Convertible Notes in 2004, were not included in the computation of earnings per share for 2003, 2004 and 2005 because of their anti-dilutive effects.
9. CASH AND CASH EQUIVALENTS
     Cash and cash equivalents as of December 31, 2005 include cash balances held by the Company’s VIE subsidiaries of approximately RMB665,604,000. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 27). However, these cash balances can be utilized by the Company for its normal operations pursuant to various agreements which enable the Company to substantially control these VIE subsidiaries as described in Note 2(2) for its normal operations.
     Included in the cash and cash equivalents are cash balances denominated in U.S. dollars of approximately

US$281,006,000 and US$20,749,000 (equivalent to approximately RMB2,325,898,000 and RMB167,449,000) as of December 31, 2004 and 2005, respectively.
10. ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2004	2005
	RMB	RMB
Accounts receivable	39,855,575	131,553,747
Less: Allowance for doubtful accounts	(547,857)	(50,426,583)

	39,307,718	81,127,164

     The movement of the allowance for doubtful accounts during the years is as follow:

	2004	2005
	RMB	RMB
Balance as beginning of year	—	547,857
Add: Current year additions	547,857	53,849,939
Less: Current year write-offs	—	(3,971,213)

Balance at end of year	547,857	50,426,583

11. INVENTORIES

	December 31,	December 31,
	2004	2005
	RMB	RMB
Finished goods	6,039,188	18,857,526
Raw materials	—	9,623,444

Total inventories	6,039,188	28,480,970

12. INVESTMENTS IN AFFILIATED COMPANIES
     The following table includes the Group’s carrying amount and percentage ownership of the investments in affiliated companies at December 31, 2005 and the carrying amount at December 31, 2004:

	December 31,	December 31,
	2004	2005
	RMB	RMB	Percentage
			ownership
			%
Actoz Soft Co., Ltd.	118,890,960	849,760,675	38.14%
Shanghai Orient Youth Culture Co., Ltd.	—	306,836	30%
Shanghai Haofang Online Information Technology Co., Ltd. and Grandpro Technology Limited (collectively “Haofang”)	37,044,588	—	—
Less: provision for other-than-temporary impairment of the investment in affiliates companies	—	(521,485,888)

Total	155,935,548	328,581,623

     The movement of the investments in affiliated companies is as follows:

	Actoz Soft	Shanghai Orient	Haofang	Total
	Co., Ltd.	Youth Culture Co.,
		Ltd.
	RMB’000	RMB’000	RMB’000	RMB’000
Balances at December 31, 2003	—	—	—	—
Investments	118,891	—	41,385	160,276
Share of loss on affiliated companies investments	—	—	(4,180)	(4,180)
Amortization of identifiable intangible assets	—	—	(160)	(160)

Balances at December 31, 2004	118,891	—	37,045	155,936

Investments	759,105	300	165,543	924,948
Share of profit on affiliated companies investments	10,710	7	4,416	15,133
Other equity movement	(1,296)	—	—	(1,296)
Amortization of identifiable intangible assets, net of tax	(22,189)	—	(266)	(22,455)
Immediate write off of purchased in-progress research and development	(15,460)	—	—	(15,460)
Other-than-temporary impairment	(521,486)	—	—	(521,486)
Transferred out for consolidation	—	—	(206,738)	(206,738)

Balances at December 31, 2005	328,275	307	—	328,582

     Investment in Actoz Soft Co., Ltd.
     In November 2004, the Company entered into a share purchase agreement with certain shareholders of Actoz Soft Co., Ltd, or Actoz, a Korean developer, operator and publisher of online games listed on the KOSDAQ, to acquire approximately 29% of the shares of Actoz by the Company from these shareholders for approximately US$91.7 million, equivalent to RMB759.1 million. The acquisition of the 29% interest has been completed in February 2005 and such date was determined to be the date of acquisition for accounting purposes.
     In December 2004, the Company purchased approximately 9% of the shares in Actoz for approximately US$14.4 million, equivalent to RMB118.9 million, in the open market. The management of the Company considered that prior to the completion of the acquisition of the 29% interest, the Company was not able to exercise significant influence on the operation of Actoz, accordingly, the investment was recorded as marketable securities and carried out at fair market value with unrealized depreciation of approximately RMB9.1 million originally reported as a component of other comprehensive income in shareholders’ equity as at December 31, 2004.
     After this acquisition of the 29% interest in February 2005, the Company owns in total approximately 38% of Actoz and will account for the investment in Actoz under equity method of accounting in 2005. As a result, as required by APB 18 “The Equity Method of Accounting for Investments in Common Stock”, the Company has retroactively applied the equity method of accounting to account for the 9% investment in Actoz for the year ended December 31, 2004.
     Pursuant to the share purchase agreement, an escrow amount of US$18.3 million (equivalent to RMB151.8 million) was required to be set aside in an escrow account which would be released against the remaining portion of purchase consideration in 365 calendar days after the completion date of the acquisition. As at December 31, 2005, the escrow amount was recorded as restricted cash in the financial statements, and was subsequently released in February 2006.
     The purchase price of Actoz was allocated as follows:

RMB
Fair value of net assets acquired	128,419,000
Identified intangible assets	183,884,000
Purchased in-progress research and development	15,460,000
Deferred tax liabilities arising from the acquisition	(50,567,000)
Goodwill	600,800,000

Total	877,996,000

     Identifiable intangible assets acquired include trademarks of RMB54.5 million that was determined to have infinite life and thus not subject to amortization. The remaining identifiable intangible assets acquired include completed technology of RMB63.7 million with estimated weighted-average useful life of 6.3 years, core technology of RMB35.7 million with estimated useful life of 4 years, customer database of RMB23.2 million with estimated useful life of 2 years, and non-compete agreement of RMB6.8 million with estimated useful life of 2.5 years. Purchased in-progress research and development of RMB15.5 million was written off at the date of acquisition in accordance with FASB Interpretation No. 4 because the technological feasibility of the in-progress technology has not yet been established and the technology has no alternative future use. Those write-offs are included in equity in earnings (loss) of affiliated companies.
     In the fourth quarter of 2005, the Company recognized an other-than-impairment charge of US$ 64.6 million, equivalent to RMB 521.5 million, on its investment in Actoz based on the quoted market price. The impairment charge was made primarily as a result of (1) the continued decline in Actoz’s quoted market price on the KOSDAQ; (2) a continued decline in royalties generated for Actoz by Shanda’s operation of Mir II, a MMORPG licensed from Actoz, in the PRC, which was mainly due to the continued aging of Mir II and adoption of the free-to-play model (Note 2(16)) for Mir II; and (3) intensified competition.
     As at December 31, 2005, the value of the investment in Actoz based on the quoted market price was RMB328.3 million, which is equal to its carrying amount.
     The financial information for Actoz as of and for the year ended December 31, 2005 is disclosed below:

RMB
Current assets	232,708,000
Non-current assets	188,483,000
Current Liabilities	43,789,000
Non-current liabilities	16,015,000
Net assets	361,387,000
Net income	33,394,000
The net assets of Actoz as of December 31, 2005 is reconciled to the Group’s carrying amount of the investments in Actoz as of December 31, 2005 as below:

RMB
Net assets of Actoz as of December 31, 2005	361,387,000
The Group’s approximate percentage ownership of the investments in Actoz	38%

Net assets of Actoz shared by the Group as of December 31, 2005	137,833,000
Add: Purchase price allocation	190,442,000

328,275,000

The purchase price allocation includes identified intangible assets, deferred tax liabilities arising from the acquisition and goodwill, netting off against the amortization of identified intangible assets and deferred tax liabilities, and the recognition of an other-than-impairment charge.
13. MARKETABLE SECURITIES
Marketable securities as of December 31, 2004 and 2005 comprised of:

	2004
	Cost	Unrealized gain	Fair value
	RMB	RMB	RMB
Mutual funds	10,013,526	—	10,013,526
Listed securities
— SINA Corporation (“SINA”)	278,605,129	133,698,934	412,304,063
— Others	9,350	—	9,350

Total	288,628,005	133,698,934	422,326,939

	2005
	Cost	Unrealized gain	Fair value
	RMB	RMB	RMB
Mutual funds	18,102,028	546,681	18,648,709
Listed securities
— SINA Corporation (“SINA”)	1,884,084,977	30,930,712	1,915,015,689
— Others	9,350	—	9,350

Total	1,902,196,355	31,477,393	1,933,673,748

     Investment in SINA
     During the year of 2004, the Group purchased shares in SINA, a NASDAQ listed online media company and value-added information service provider for China and the global Chinese communities, in the open market. A portion of the shares were disposed of in 2004 with realized gain of approximately RMB40.6 million.
     On February 18, 2005, the Company; Skyline, the holder of 60.4% of the outstanding ordinary shares of the Company; Skyline Capital International Limited (“SCIL”), a British Virgin Islands limited company and the sole shareholder of Skyline; Shanda Media Limited (“SML”), a British Virgin Islands limited company and holder of 40% of the outstanding share capital of SCIL and Mr. Tianqiao Chen (“Mr. Chen”), the sole shareholder of SML, made series of purchases of shares of SINA, an online media company and value-added information service provider for China and the global Chinese communities, listed on NASDAQ, in open market transactions.
     Pursuant to an Agency Purchase Agreement the Company signed on February 14, 2005 with Skyline, SCIL and SML (collectively referred as “Agents”), the Agents agreed to purchase the shares of SINA respectively on behalf of the Company, and the Company agrees to purchase the shares held by the Agents, after it has allocated appropriate funds, at a purchase price equal to the price paid by the Agents for the acquisition of such shares less any past profits realized by the Agents from any transactions of SINA shares made after August 31, 2004. In addition, each of the Agents has granted to Shanda an irrevocable proxy with respect to the voting and disposition of any shares held by them on behalf of the Company. The difference of US$5.6 million (equivalent to RMB46.0 million) between the market value of SINA’s shares of US$16.3 million (equivalent to RMB134.8 million) as of the date of the Agency Purchase Agreement and the purchase price of US$10.7 million (equivalent to RMB88.8 million) was recognized as capital contribution in 2005.
     After the series of purchases and the completion of the Agency Purchase Agreement, the Group held approximately 19.5% of the issued and outstanding shares of SINA at an aggregate cost of approximately US$227.6 million, equivalent to RMB1,884.1 million. The investment was recorded in marketable securities and carried at fair market value with unrealized appreciation of approximately RMB30.9 million reported as a component of accumulated other comprehensive gain in shareholders’ equity as at December 31, 2005.
14. PROPERTY AND EQUIPMENT
Property and equipment and its related accumulated depreciation as of December 31, 2004 and 2005 are as follows:

	2004	2005
	RMB	RMB
Computer equipment	154,264,543	274,359,255
Leasehold improvements	18,420,332	27,000,475
Furniture and fixtures	3,743,477	6,195,430
Motor vehicles	7,697,145	8,610,393
Office buildings	—	34,607,050
Less: Accumulated depreciation	(46,399,979)	(92,420,151)

Net book value	137,725,518	258,352,452

     Land use right, associated with the purchase of office buildings, was recorded in long-term prepayments.
     Depreciation expense for the years ended December 31, 2003, 2004 and 2005 was approximately RMB13,688,000, RMB29,060,000 and RMB46,672,000, respectively.
15. INTANGIBLE ASSETS
     Intangible assets consist of upfront licensing fees paid to online game licensors, software and copyrights, and intangible assets arising from business combinations. Gross carrying amount, accumulated amortization and net book value of the Group’s intangible assets as of December 31, 2004 and 2005 are as follows:

	2004	2005
	RMB	RMB
Gross carrying amount:
Upfront licensing fee paid	64,157,124	106,264,384
Software, copyrights and others	50,973,502	81,436,559
Intangible assets arising from business combinations
— Software technology	51,587,361	112,360,179
— Game engine	14,898,060	14,898,060
— Non-compete arrangement	2,626,000	2,626,000
— Customer base	—	35,054,504
— Other	5,332	5,332

	184,247,379	352,645,018

Less: accumulated amortizations

	2004	2005
	RMB	RMB
Upfront licensing fee paid	(39,429,908)	(60,345,243)
Software, copyrights and others	(28,907,642)	(46,671,228)
Intangible assets arising from business combinations	(4,531,783)	(33,313,775)

	(72,869,333)	(140,330,246)

Net book value	111,378,046	212,314,772

     Amortization expense for the years ended December 31, 2003, 2004 and 2005 amounted to approximately RMB17,347,000, RMB 52,683,000 and RMB67,460,000, respectively.
     The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Amortization
RMB
2006	70,551,876
2007	57,400,640
2008	42,915,103
2009	24,608,736
2010	16,613,856

212,090,211

16. GOODWILL
     The changes in the carrying amount of goodwill are as follows:

	Haofang	Bianfeng	Gametea	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of December 31, 2003	—	—	—	12,476	12,476
Acquisitions	—	106,170	—	15,313	121,483

Balance as of December 31, 2004	—	106,170	—	27,789	133,959

Acquisitions	97,296	—	17,387	—	114,683
Disposal of a subsidiary	—	—	—	(4,193)	(4,193)
Others	—	—	—	643	643

Balance as of December 31, 2005	97,296	106,170	17,387	24,239	245,092

     In 2005, the Company performed a goodwill impairment test relating to goodwill arising from its acquisition and concludes that there was no impairment as to the carrying value of goodwill as of December 31, 2004 and 2005.
17. CONVERTIBLE DEBT
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
     The Company has filed its registration statement with U.S. Securities and Exchange Commission under the Security Act of 1933 in Form F-3 on July 8, 2005 to cause the shelf registration statement declared effective.
18. SERIES A AND A-1 CONVERTIBLE REDEEMABLE PREFERRED SHARES
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
19. SHAREHOLDERS’ EQUITY
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
20. REPURCHASE OF SHARES

     In October 2004, the Company entered into a repurchase agreement with SB Asia Infrastructure Fund L.P., or SAIF, and had used US$75 million, equivalent to RMB620.7 million, to purchase 5,326,250 ordinary shares (which was equal to 2,663,125 ADSs) from SAIF. The purchase price of US$14.08 per share was lower than the then market price of the Company’s shares. After the repurchase, those shares were retired. The excess of US$74.9 million of purchase price over par value, equivalent to RMB620.3 million, was allocated between additional paid-in capital and retained earnings of US$5.9 million and US$69.0 million, respectively (equivalent to RMB49.0 million and RMB571.3 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.
     In October 2005, the Board of Directors approved a share repurchase plan, under which the Company is authorized to repurchase up to US$50.0 million worth of outstanding ADSs from time to time over the next 12 months. As of December 31, 2005, the Company used US$6.8 million, equivalent to RMB54.9 million, to purchase 740,000 ordinary shares (which was equal to 370,000 ADSs) from the open market. After the repurchase, those shares were retired. The excess of US$6.8 million of purchase price over par value, equivalent to RMB54.8 million, was allocated between additional paid-in capital and retained earnings of US$0.9million and US$5.9 million, respectively (equivalent to RMB7.3 million and RMB47.5 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.
21. SHARE OPTION PLAN
2003 Share Incentive Plan
     On March 31, 2003, Shanda BVI authorized a share option plan (the “2003 Share Incentive Plan”) that provides for the issuance of options to purchase up to 13,309,880 ordinary shares. Under the 2003 Share Incentive Plan, the directors may, at their discretion, grant any officers (including directors) and employees of Shanda BVI and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company’s ordinary shares, equals to the excess of the fair market value of the Company’s ordinary shares, or (iii) other types of compensation based on the performance of the Company’s ordinary shares. On March 31, 2003, Shanda BVI granted options to purchase 7,320,436 ordinary shares under the 2003 Share Incentive Plan at an exercise price of US$1.5160 per share. On December 18, 2003, the Company granted additional options to purchase 1,537,367 ordinary shares to certain executive officers under the 2003 Share Incentive Plan at an exercise price of US$1.5160. The options can be exercised within 10 years from the award date. These awards vest over a three year period, with 25% of the options to vest immediately upon granting, and an additional 25% to vest on each of the first, second and third anniversaries of the award date as stipulated in the share option agreement. The exercise price for the share options granted on December 18, 2003 was not determined based on the fair value of the Company’s ordinary shares. Accordingly, compensation expense will be recognized over vesting terms of the options based on the difference between the estimated fair value of the Company’s ordinary shares and the exercise price of the options granted. The estimated fair value of the Company’s ordinary shares was determined with reference to the Company’s expected initial public offering price. The total share-based compensation expense of approximately RMB69,730,000 relating to the options granted on December 18, 2003 will be recognized based on the vesting terms. Accordingly, share-based compensation expense of approximately RMB18,159,000, RMB28,828,000 and RMB13,698,000 were recognized in the consolidated statements of operations and comprehensive income in 2003, 2004 and 2005, respectively.
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
     During the year ended December 31, 2005, the Company issued additional options under the 2003 Share Incentive Plan to purchase 567,731 ordinary shares, at an exercise price that was equal to the market price per ordinary share at the date of grant, to certain officers of the Company. These awards will vest in four year installments on the first, second, third and fourth anniversaries of the date of grant.
2005 Equity Compensation Plan
     In October 2005, the Company authorized an equity compensation plan (the “2005 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 7,449,235 ordinary shares, plus ordinary shares reserved for issuance, but not yet issued, under the Company’s 2003 Share Incentive Plan. Under the 2005 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Company and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company’s ordinary shares, equals to the excess of the fair market value of the Company’s ordinary shares, or (iii) other types of compensation based on the performance of the Company’s ordinary shares. As of December 31, 2005, the Company has not yet made any award grants under the 2005 Equity Compensation Plan.
Activities of share options
     The Company’s share option activities as of and for the years ended December 31, 2003, 2004 and 2005 are set out below:

	2003		2004		2005
		Weighted		Weighted		Weighted
	Options	Average	Options	Average	Options	Average
	Outstanding	Exercise Price	Outstanding	Exercise Price	Outstanding	Exercise Price
		US$		US$		US$
Outstanding at beginning of year	—	—	8,857,803	1.516	8,883,402	3.42
Granted	8,857,803	1.516	4,258,503	5.57	567,731	15.63
Exercised	—	—	(4,116,074)	1.55	(2,762,438)	2.70
Forfeited	—	—	(116,830)	3.51	(467,920)	5.33
Outstanding at end of year	8,857,803	1.516	8,883,402	3.42	6,220,775	4.71

Vested and exercisable at end of year	2,214,451	1.516	397,091	2.53	1,164,853	3.97

	2003			2004			2005
Exercise
Prices			Weighted			Weighted			Weighted
( “EP” ) and			Average			Average			Average
Grant-date		Weighted	Grant-date		Weighted	Grant-date			Grant-date
Market		Average	Fair Value		Average	Fair Value		Weighted	Fair Value
Prices	Options	Exercise	of Stock	Options	Exercise	of Stock	Options	Average	of Stock
( “MP” )	Granted	Price	Options	Granted	Price	Options	Granted	Exercise Price	Options
		US$	US$		US$	US$		US$	US$
EP<MP	1,537,367	1.516	5.83	—	—	—	—	—	—
EP=MP	7,320,436	1.516	0.35	4,258,503	5.57	2.97	567,731	15.63	9.31

	Options Outstanding at			Options Exercisable at
	December 31, 2005			December 31, 2005
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Prices US$	Outstanding	Life (years)	Price US$	Outstanding	Price US$

1.516	2,561,319	7.25	1.516	480,690	1.516
5.5	3,086,031	8.15	5.5	638,313	5.5
8.00	35,850	8.58	8.00	35,850	8.00
9.95	40,000	8.63	9.95	10,000	9.95
15.33	163,078	9.07	15.33	—	—
15.55	240,940	9.08	15.55	—	—
14.89	40,295	9.13	14.89	—	—
16.945	23,606	9.38	16.945	—	—
16.86	29,656	9.42	16.86	—	—

	6,220,775			1,164,853

22. EMPLOYEE BENEFITS

     The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to approximately RMB5,386,000, RMB13,741,000 and RMB 24,234,000 for the years ended December 31, 2003, 2004 and 2005, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.
23. RELATED PARTY TRANSACTIONS
     During the years ended December 31, 2003, 2004 and 2005, significant related party transactions were as follows:

	2003	2004	2005
	RMB	RMB	RMB
Online game licensing fees paid to Actoz, an affiliated company	—	173,855,652	167,593,961
Purchase of SINA shares from related parties (Note 13)	—	—	88,797,021
Online game upfront licensing fee paid to Actoz	—	—	24,299,400
Purchase of game content related merchandise from minority shareholder of a VIE subsidiary	—	1,900,118	1,359,333
Provision of advertising and promotion services to an affiliated company	—	4,900,000	—
Technical service fees from minority shareholders of VIE subsidiaries	1,820,000	1,100,000	—
Sales of prepaid game cards to a related party	8,884,600	—	—
Gain from disposal of VIE subsidiary	590,000	—	—

Total	11,294,600	181,755,770	282,049,715

     During the year ended December 31, 2003, the Group sold certain prepaid game cards to a related company owned by an immediate family member of Tianqiao Chen and Danian Chen. The sales transactions were not based on any written agreements and the Company has received full payment in cash. In September 2003, the Group sold its entire ownership interest in Stamedotcom to Heng Kang and Shanghai Yixi Information Technology Co., Ltd., both related parties, for cash consideration of RMB1,593,000. As a result, a disposal gain of RMB590,000 was recognized as investment income.
     As of December 31, 2004 and 2005, the Group had licensing fees payable to Actoz of approximately RMB52,273,000 and RMB13,830,000, respectively.
     As of December 31, 2004 and 2005, the Group had amounts due to related parties of approximately RMB1,758,000 and RMB3,040,000 respectively, mainly arising from purchase of game related merchandise from certain minority shareholders of VIE subsidiaries.

     All amounts due to related parties are unsecured, interest-free and have no definite terms.
24. CERTAIN RISKS AND CONCENTRATIONS
     Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, marketable securities, accounts receivable, due from/to related parties and prepayments and other current assets. As of December 31, 2004 and 2005 substantially all of the Group’s cash and cash equivalents, short-term investments and marketable securities were held by major financial institutions located in the PRC, in Hong Kong and in the Switzerland, which management believes are of high credit quality.
     In addition, 88.6%, 47.4% and 35.3% of the Group’s net revenue for the years ended December 31, 2003, 2004 and 2005, respectively, was derived from a single online game.
     No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2003, 2004 and 2005.
     On July 21, 2005, the People’s Bank of China, or PBOC, announced an adjustment of the exchange rate of the US dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an appreciation of the RMB against the US dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further reevaluation and a significant fluctuation of the exchange rate of RMB against the US dollar.
25. COMMITMENTS AND CONTINGENCIES
     Operating lease agreements
     The Group has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December, 31, 2005 are as follows:

		Computer
	Office premise	equipment	Total
	RMB	RMB	RMB
2006	22,399,185	18,031,880	40,431,065
2007	3,141,989	501,700	3,643,689
2008	422,091	—	422,091
2009	257,206	—	257,206
2010	—	—	—

	26,220,471	18,533,580	44,754,051

     As of December 31, 2005, the Group had leased servers under operating lease arrangements where the lease payments are calculated based on certain formulas, as specified in the agreements, with reference to the actual number of users of the leased assets. The server leasing rental expenses under these operating leases amounted to approximately RMB24,969,000, RMB55,699,000 and RMB43,909,000 during the years ended December 31, 2003, 2004 and 2005, respectively. As the future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments as disclosed above.
     Total rental expenses including server leasing rental, office rental and server maintenance were approximately RMB47,686,000, RMB94,665,000 and RMB115,975,000 during the years ended December 31, 2003, 2004 and 2005, respectively, and were charged to the statements of operations and comprehensive income when incurred.
     Capital commitment
     Capital commitments for purchase of property and equipment, and game license as of December 31, 2005 were approximately RMB21,712,000.
     In February 2006, the Group paid US$31.0 million (equivalent to RMB249.3 million) to the selling shareholders of Haofang to settle the contingent payment based on the audited 2005 earnings (Note 26).
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
b.	On October 8, 2003, the developer of the Group’s primary online game filed claims against the Group in the Beijing First Intermediate People’s Court (the “Beijing Court”) with respect to the Group’s development and operation of a new online game. The developer has alleged, among other things, that the online game which was developed by the Group internally copied certain elements of games owned by the developer, thereby infringing upon the copyrights of these games. In addition, the developer has alleged that the operation of the Group’s internally developed online game violates the PRC Anti-Unfair Competition Law. The developer has requested that the Beijing Court order the Group to stop operation of its game and to pay the developer’s legal fees and related costs incurred in connection with this litigation. The developer has not made any claim for damages against the Group. The case is now pending for decision by the Beijing Court.

In the opinion of management, it is reasonably possible that the Group could incur a loss with respect to this litigation, whether through reaching a final judgment on the merits or through settlement. However, as of the date of the report, it is not possible to estimate the range of such loss, if any. Accordingly, no provision has been made as of December 31, 2005.

c.	On April 25, 2006, China Cyber Port Co., Ltd. (“China Cyber Port”) filed a lawsuit against Shanghai Haofang Online Technology Co. Ltd. (“Shanghai Haofang”) in the Shanghai No.1 Intermediate People’s Court (the “Shanghai Court”) with respect to a dispute regarding the alleged copyright infringement of the certain Internet games exclusively distributed by China Cyber Port in the PRC. China Cyber Port has requested that the Shanghai Court order Shanghai Haofang to stop infringing the copyright of the games and to pay China Cyber Port the damage, legal fees and related costs incurred in connection with this litigation. The Shanghai Court accepted the case, and Shanghai Haofang received the Notice of Litigation on, April 27, 2006. The evidence exchange proceeding will be held on June 14, 2006.

In the opinion of management, it is reasonably possible that the Group could incur a loss with respect to this litigation, whether through reaching a final judgment on the merits or through settlement. However, as of the date of the report, it is not possible to estimate the range of such loss, if any. Accordingly, no provision has been made as of December 31, 2005.
26. SUBSEQUENT EVENTS
     Pursuant to the purchase agreement entered into with the selling shareholders of Haofang, the Group was required to make contingent payment to the selling shareholders if 2005 earnings of Haofang exceeded certain pre-set target (Note 4(1)). In February 2006, the Group paid US$31.0 million (equivalent to RMB249.3 million) to the selling shareholders of Haofang to settle the contingent payment based on the audited 2005 earnings.

27. RESTRICTED NET ASSETS
     Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries and affiliates only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1,081.6 million, or 66.0% of our total consolidated net assets as of December 31, 2005. Even though we currently do not require any such dividends, loans or advances from our PRC subsidiaries and affiliates for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders. See “Financial Statement Schedule I”.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended December 31
	Note	2003	2004	2005	2005
		RMB	RMB	RMB	US$
					(Note 3)
Net revenues		—	—	—	—

Cost of services		—	—	—	—

Gross profit		—	—	—	—

Total operating expenses		(19,895,199)	(37,565,204)	(50,557,257)	(6,264,685)

Loss from operations		(19,895,199)	(37,565,204)	(50,557,257)	(6,264,685)

Interest income		1,144,602	11,877,054	9,244,779	1,145,545
Amortization of convertible debt issuance cost		—	(3,523,935)	(18,492,523)	(2,291,458)
Foreign exchange gain		—	—	63,337,152	7,848,276
Investment income		—	40,579,577	596,100	73,864

Income before income tax expense and equity in profit of subsidiaries and equity in loss of affiliated companies		(18,750,597)	11,367,492	4,128,251	511,542

Income tax expense		—	—	—	—

Equity in profit of subsidiaries	1	291,600,766	598,115,396	709,579,577	87,925,898
Equity in loss of affiliated companies		—	—	(548,425,019)	(67,956,806)

Net income		272,850,169	609,482,888	165,282,809	20,480,634

Accretion for Series A and Series A-1 Preferred Shares		(24,962,571)	—	—	—
Income attributable to Series A and Series A-1 Preferred Shareholders		(48,358,328)	(82,478,882)	—	—

Net income attributable to ordinary shareholders		199,529,270	527,004,006	165,282,809	20,480,634

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONDENSED BALANC SHEETS

	2004	2005	2005
	RMB	RMB	US$
	Restated (Note 12 of		(Note 3)
	the notes to the
	consolidated
	financial
	statements)
ASSETS
Current assets:
Cash and cash equivalents	2,223,987,984	59,405,976	7,361,153
Restricted cash	—	150,778,672	18,683,387
Marketable securities	355,583,230	1,871,632,968	231,919,031
Due from subsidiaries	69,169,007	—	—
Prepayments and other current assets	12,758,680	2,480,414	307,355

Total current assets	2,661,498,901	2,084,298,030	258,270,926

Investment in subsidiaries	960,483,662	1,820,041,365	225,526,179
Investment in affiliate companies	118,890,960	328,274,788	40,677,404
Other long-term assets	47,220,734	30,248,354	3,748,154

Total assets	3,778,094,257	4,262,862,537	528,222,663

LIABILITIES
Current liabilities:
Due to subsidiaries	—	239,486,587	29,675,422
Acquisition related obligation	—	148,027,677	18,342,504
Other payable and accruals	2,020,542	18,184,663	2,253,310

Convertible debt	2,276,175,000	2,219,305,000	275,000,000

Total liabilities	2,278,195,542	2,625,003,927	325,271,236

Shareholders’ equity
Ordinary shares (US$0.01 par value, 186,000,000 shares authorized, 139,960,328 issued and outstanding as of December 31, 2004, and 141,982,766 issued and outstanding as of December 31, 2005)	11,584,515	11,751,186	1,456,121
Additional paid-in capital	1,300,453,557	1,397,092,348	173,117,438
Deferred share-based compensation	(20,623,032)	(3,595,349)	(445,509)
Accumulated other comprehensive gain	133,814,940	30,181,706	3,739,895
Retained earnings	84,668,735	202,428,719	25,083,482

Total shareholders’ equity	1,509,898,715	1,637,858,610	202,951,427

Total liabilities and shareholders’ equity	3,788,094,257	4,262,862,537	528,222,663

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONDENSED CASH FLOW STATEMENT

	For the years ended December 31
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
				(Note 3)
Net cash provided by (used in) operating activities	(3,250,908)	3,790,095	(5,561,372)	(689,124)

Net cash used in investing activities	(86,222,577)	(236,896,202)	(2,172,229,862)	(269,166,794)

Net cash provided by financing activities	216,899,274	2,329,668,302	17,655,453	2,187,734

Effect of foreign exchange rate changes on cash	—	—	(4,446,227)	(550,944)

Net increase (decrease) in cash	127,425,789	2,096,562,195	(2,164,582,008)	(268,219,128)

Cash, beginning of year	—	127,425,789	2,223,987,984	275,580,281

Cash, end of year	127,425,789	2,223,987,984	59,405,976	7,361,153

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
     The Company records its investment in subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in subsidiaries” and the subsidiaries’ profit or loss are recognized based on the effective shareholding percentage as “Equity in profit of subsidiary companies” on the statement of operations and comprehensive income. The beginning retained earnings for the periods presented include equity in earnings of all subsidiaries from their respective date of incorporation or date of purchase, as the case maybe.
     The subsidiaries paid a cash dividend of approximately RMB192.1 million to the Company in 2004 and no cash dividend was paid in 2005.
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
     Operating expenses for the Company for the years ended December 31, 2003, 2004 and 2005 include share-based compensation expense as a result of the options granted to employees in December 2003. Total share-based compensation expense for the years ended December 31, 2003, 2004 and 2005 was approximately RMB18,159,000, RMB28,828,000 and RMB13,698,000, respectively.
2. COMMITMENTS
     The Company has long term obligations arising from the issuance of Zero Coupon Senior Convertible Notes due 2014 in October 2004 (See Note 17 of the notes to the consolidated financial statements). There are no other long-term obligations or significant commitments.

3. FOREIGN CURRENCIES
     The unaudited United States dollar (“US$”) amounts disclosed in the financial statement are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.0702 on December 31, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2005, or at any other certain rate.

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors and Shareholders of
     Actoz Soft Co., Ltd.
We have audited the accompanying balance sheets of Actoz Soft Co., Ltd.(the “Company”) as of December 31, 2005 and 2004, and the related statements of income, appropriation of retained earnings and cash flows for the years then ended(all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit Wemade Entertainment Co., Ltd.. The Company’s investment in this company which was accounted for under the equity method, is stated at ~~W~~ 10,698 million, 18% of total assets, as of December 31, 2005 and ~~W~~ 12,043 million, 21% of total assets, as of December 31, 2004, respectively and equity pick up amounted to ~~W~~ 668 million, 33% of income before income taxes, in 2005 and
~~W~~ 4,051 million, 37% of income before income taxes, in 2004, respectively, in the accompanying financial statements. Wemade Entertainment Co., Ltd. was examined by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for those investment accounts, is based solely upon the reports of the other auditors.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in accordance with the financial accounting standards generally accepted in the Republic of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea.
Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the financial statements.
April 14, 2006

ACTOZ SOFT CO., LTD.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Thousands of Korean won
	2005		2004
Sales(Noote 8)	~~W~~	29,168,255	~~W~~	39,219,123

Cost of sales(Note 8)		19,843,130		23,237,951

Gross profit		9,325,125		15,981,172

Selling and administrative expenses(Note 14)		6,816,010		7,904,070

Operating income		2,509,115		8,077,102

Other income(expenses):
Interest income		817,055		734,959
Gain on disposal of investment securities		360,431		21,855
Reversal of allowance for doubtful accounts		180,393		109,052
Refund of income taxes(Note 15)		116,475		180,424
Gain on foreign exchange transactions and translation, net		62,143		—
Loss on foreign exchange transactions and translation, net		—		(388,137)
Equity in earnings of investees, net(Note 5)		—		4,027,505
Equity in losses of investees, net(Note 5)		(1,683,890)		—
Loss on disposal of property and equipments		(568,332)		—
Impairment loss on investments		(103,011)		—
Impairment loss on intangible assets		—		(1,482,083)
Other bad debt		(102,411)		(147,265)
Loss on contract termination		—		(241,000)
Contribution(Note 18)		(30,000)		(55,000)
Other, net		438,256		(24,899)

		(512,891)		2,735,411

Income before income taxes		1,996,224		10,812,513

Income tax expenses (benefits) (Note 15)		(166,729)		2,692,850

Net income(Note 16)	~~W~~	2,162,953	~~W~~	8,119,663

Net income per share in Korean won(Note 16)	~~W~~	243	~~W~~	911

See accompanying Notes to Financial Statements.

ACTOZ SOFT CO., LTD.
BALANCE SHEETS
DECEMBER 31, 2005 and 2004

	Thousands of Korean won
	2005		2004
ASSETS

CURRENT ASSETS :
Cash and cash equivalents(Notes 2 and 3)	~~W~~	801,378	~~W~~	810,448
Short-term financial instruments(Notes 2 and 3)		22,000,000		16,500,000
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~1,584,503 thousand in 2005 and ~~W~~640,964 thousand in 2004(Notes 2 and 10)		2,634,880		7,683,088
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~18,924 thousand in 2005 and 16,851 thousand in 2004		12,270		2,569,225
Short-term loans, net of allowance for doubtful accounts of ~~W~~120,416 thousand in 2005 and ~~W~~123,479 thousand in 2004(Note 8)		89,850		584,451
Prepayments		322,791		224,026
Prepaid value added taxes		315,589		497,416
Prepaid expenses		2,249,520		3,145
Short-term deferred income tax assets(Notes 2 and 15)		463,276		—
Accrued income and other current assets		213,772		91,608

Total Current Assets		29,103,326		28,963,407

NON-CURRENT ASSETS :
Marketable securities(Notes 2 and 4)		713,011		356,023
Investment securities(Notes 2 and 5)		12,116,354		15,577,657
Rental deposits		4,914,800		2,083,050
Deferred income tax asset(Notes 2 and 15)		3,505,273		521,582
Other investments		975,047		—

Property and equipment, net(Notes 2, 6 and 9)		872,841		5,375,873

Intangible assets(Notes 2 and 7)		6,999,713		4,325,345

Total Non-Current Assets		30,097,039		28,239,530

TOTAL ASSETS	~~W~~	59,200,365	~~W~~	57,202,937

(Continued)

ACTOZ SOFT CO., LTD.
BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2005 and 2004

	Thousands of Korean won
	2005		2004
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES :
Accrued expenses(Notes 8 and 10)	~~W~~	3,386,721	~~W~~	6,758,656
Income taxes payable		—		182,442
Withholdings		80,801		71,229
Advance receipts		3,376,093		28,284

Total Current Liabilities		6,843,615		7,040,611

LONG-TERM LIABILITIES :		—		—

Total Liabilities		6,843,615		7,040,611

COMMITMENTS AND CONTINGENCIES(Note 20)

SHAREHOLDERS’ EQUITY :
Common stock, par value ~~W~~500(Note 11)
Authorized: 50,000,000 shares
Issued: 8,914,500 shares		4,457,250		4,457,250
Capital surplus(Note 11):
Paid-in capital in excess of par		19,169,186		19,169,186
Retained earnings(Note 12)
Reserve for business rationalization(Note 12)		170,000		170,000
Reserve for technology development(Note 12)		—		16,667
Change in retained earnings of valuation(Note 5)		(166,285)		—
Unappropriated retained earnings		27,648,409		25,468,789
Capital adjustments(Note 13)		1,078,190		880,434

Total Shareholders’ Equity		52,356,750		50,162,326

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	~~W~~	59,200,365	~~W~~	57,202,937

See accompanying Notes to Financial Statements.

ACTOZ SOFT CO., LTD.
STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Thousands of Korean won
	2005		2004
RETAINED EARNINGS BEFORE APPROPRIATIONS

Unappropriated retained earnings carried over from prior year	~~W~~	25,485,456	~~W~~	17,620,626
Prior period adjustments		—		(271,500)
Net income for the year		2,162,953		8,119,663

		27,648,409		25,468,789

TRANSFER OF VOLUNTARY RESERVES
Reserve for technology development(Note 12)		—		16,667

		27,648,409		25,485,456

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO NEXT YEAR	~~W~~	27,648,409	~~W~~	25,485,456

See accompanying Notes to Financial Statements.

ACTOZ SOFT CO., LTD.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Thousands of Korean won
	2005		2004
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	~~W~~	2,162,953	~~W~~	8,119,663

Addition of expenses not involving cash outflows :
Depreciation		411,656		670,980
Amortization of intangible assets		542,592		540,173
Loss on disposal of property and equipment		568,332		201
Stock compensation		169,768		—
Other bad debts		102,411		652,952
Loss on impairment of investment		103,011		—
Loss on impairment of intangible assets		—		1,482,083
Equity in losses of investees		2,351,917		862,509

		4,249,687		4,208,898

Deduction of revenues not involving cash inflows :
Reversal of allowance for doubtful accounts		3,400		109,052
Gain on disposal of investment securities		360,431		21,855
Equity in earnings of investees		668,026		4,890,014

		1,031,857		5,020,921

Changes in assets and liabilities resulting from operations:
Decrease(increase) in accounts receivable-trade		5,419,839		(179,730)
Decrease(increase) in prepayments		(98,765)		(209,981)
Decrease(increase) in prepaid value added taxes		181,827		(359,628)
Decrease(increase) in accrued income and other current assets		(122,164)		(5,649)
Decrease in prepaid income taxes		—		120,736
Decrease(increase) in prepaid expenses		(2,246,375)		(3,145)
Decrease(increase) in deferred income tax asset		(6,357,354)		(418,599)
Increase in withholdings		9,572		3,452
Increase(decrease) in accrued expenses		(3,371,935)		(20,684,718)
Increase in income taxes payable		(182,442)		182,442
Increase(decrease) in advance receipts		3,347,809		(18,441)
Decrease in deferred income tax liability		2,438,755		(9,327)

		(981,233)		(21,582,588)

Net cash provided by(used in) operating activities	~~W~~	4,399,550	~~W~~	(14,274,948)

(Continued)

ACTOZ SOFT CO., LTD.
STATEMENTS OF CASH FLOWS(CONTINUED)
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Thousands of Korean won
	2005		2004
CASH FLOWS FROM INVESTING ACTIVITIES
Cash inflows from investing activities :
Decrease in short-term financial instruments	~~W~~	69,500,000	~~W~~	61,000,000
Decrease in short-term loans		608,000		550,392
Decrease in accounts receivable-other		4,830,604		2,602,025
Disposal of marketable securities		150,000		—
Disposal of equity method valued investment securities		—		650,000
Dividend income from equity method valuation of investment securities		2,000,000		2,400,000
Decrease in rental deposits		2,100,550		8,916,000
Disposal of property and equipment		4,210,737		2,272

		83,399,891		76,120,689

Cash outflows from investing activities :
Acquisition of short-term financial instruments		75,000,000		57,500,000
Acquisition of marketable securities		610,000		206,023
Increase in short-term loans		110,336		814,000
Increase in accounts receivable-other		2,275,723		5,105,834
Acquisition of equity method valued investment securities		—		2,201,150
Increase in other investment		975,500		—
Increase in rental deposits		4,932,300		8,316,400
Acquisition of property and equipment		687,693		4,938,587
Disbursement of development cost		2,818,477		2,363,241
Acquisition of other intangible assets		398,482		148,013

		87,808,511		81,593,248

Net cash used in investing activities		(4,408,620)		(5,472,559)

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities :
Increase in short-term borrowings		—		1,167,227

		—		1,167,227

Cash outflows from financing activities :
Repayment of short-term borrowings		—		1,167,227

		—		1,167,227

Net cash used in financing activities		—		—

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS		(9,070)		(19,747,507)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		810,448		20,557,955

CASH AND CASH EQUIVALENTS AT END OF YEAR	~~W~~	801,378	~~W~~	810,448

See accompanying Notes to Financial Statements.

ACTOZ SOFT CO., LTD.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
1.	General

Actoz Soft Co., Ltd. (the “Company”) was incorporated on October 29, 1996 under the laws of the Republic of Korea. The Company is engaged in developing and distributing online game software products. The Company is registered as a venture business at the Korean Small and Medium Enterprise Service in accordance with the special law for the promotion of venture businesses. The Company’s capital stock as of December 31, 2005 amounts to ~~W~~4,457,250 thousand. The Company’s shares were listed on the Korea Securities Dealers Automated Quotation (KOSDAQ) market since August 14, 2001.

2.	Summary of Significant Accounting Policies
a. Basis of Presentation of Financial Statements
The Company maintains its official accounting records in Korean won and prepares financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea including the statements of Korean financial accounting standards No. 1 through No. 17(excluding No. 11 and No.14). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements.
Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The accounts of Onlineworks Co., Ltd., a wholly owned subsidiary, were not consolidated into the accounts of the Company as allowed under the financial accounting standards generally accepted in the Republic of Korea Financial. The investment in the subsidiary was accounted under the equity method (see note 5)
b. Cash and Cash Equivalents
The Company records in cash and cash equivalents account, currencies, currency substituting securities such as third party issued checks, current deposits, ordinary deposits, and marketable securities and short-term financial instruments which maturities or repayments are due within three months when acquired and easily convertible into cash without incurring material transaction costs and which have no material risks of the value changes due to the change of interest rates.
c. Financial Instruments
Short-term financial instruments are time deposits and installment deposits of financial institutes which are held for the purpose of short-term operations of the funds and which maturities are due within one year. Long-term financial instruments are financial instruments not classified as current assets.
d. Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts to cover estimated losses on receivables, based on collection experience and analysis of the collectibility of individual outstanding receivables.
e. Marketable Securities
Marketable securities bought and held for the purpose of selling them in the near term are classified as short-term trading securities and debt securities which repayment amounts are fixed or can be fixed and which the Company has the intent and ability to hold to maturity are classified as held-to-maturity securities and marketable securities not classified as either short-term trading securities or held-to-maturity securities are classified as available- for- sale securities.
Marketable securities are initially carried at cost, using the moving average method. The following paragraphs describe the subsequent accounting for securities by the type of security.

Held-to-maturity securities are carried at cost, adjusted for the amortization or accretion of premiums or discounts. Short-term trading securities and available- for-sale securities are reported at fair value. Available-for-sale equity securities that do not have readily determinable market or fair values are reported at cost.
Unrealized gains or losses arising from the differences between the fair value and the acquisition cost are recorded in current operations for short-term trading securities, and are reported as a capital adjustment in shareholders’ equity for available-for-sale securities which accumulated amounts in shareholders’ equity are reflected in current operations when disposing the securities or recognizing impairment losses.
When estimated recoverable values from marketable securities are less than acquisition costs of equity securities or debt securities adjusted for the amortization or accretion of premiums or discounts, impairment losses are recorded in current operation
Subsequent recoveries are also recorded in current operations up to the original cost of the securities.
f. Investment Securities Valued Using the Equity Method of Accounting
Investments in equity securities of companies, over which the Company exercises significant influence, are reported using the equity method of accounting.
Under the equity method of accounting, the Company records changes in its proportionate equity of the book value of the investee as current operations, capital adjustments or adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.
Differences between the purchase cost and the Company’s proportionate equity in net asset value of the investee are amortized over five years using the straight-line method. Unrealized profits arising from sales by the Company to equity-method investees are fully eliminated. The Company’s proportionate unrealized profits arising from sales by equity-method investees to the Company or transactions between equity-method investees are also eliminated.
For overseas affiliates whose financial statements are prepared in foreign currency, assets and liabilities are translated at the exchange rate on the balance sheet date, shareholders’ equity is translated at the historical exchange rate, and statement of income items are recorded at the weighted average exchange rate of the reporting period. Net translation adjustments are recorded as a component of shareholders’ equity.

g. Property and Equipment
Property and equipment are stated at acquisition cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditure for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the declining balance method over the following useful lives:

Description	Useful lives (years)
Machinery and equipment	4
Furniture and fixtures	4
Vehicles	4
Depreciation expenses on the long-term idle facilities are recorded in other expenses. When the recoverable amount is significantly less than the carrying value of property and equipment due to obsolescence, physical damage, decline in market value or other causes, an impairment loss in the amount of the difference between the recoverable amount and the carrying value is recorded in the current operations with the carrying amount of the asset adjusted reflecting the impairment.
h. Intangible Assets
Development costs resulting from developing new products in which the elements of costs satisfy the certain conditions required and future economic benefits are clearly expected, are capitalized and amortized over a five year period beginning in the year the related products are first saleable or usable. When the recoverable amount is significantly less than the carrying value of development costs due to the uncertainty of their future economic benefits, an impairment loss in the amount of the difference between the recoverable amount and the carrying value is recorded in the current operations with the carrying amount of the asset adjusted reflecting the impairment.
Other intangible assets including industrial property rights are stated at cost and amortized on a straight-line basis over a five year period.
i. Deferred Income Taxes
Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carryforwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable. Deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.
j. Severance Indemnity
In accordance with the Company’s policy, the Company pays severance indemnity on a yearly basis to all employees with more than one year of service with the Company.
k. Foreign Currency Transactions and Translation
Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services Limited on the balance sheet date. Gains or losses arising from the settlement of foreign currency transactions and the translation of foreign currency assets and liabilities are charged or credited to current operations.
l. Revenue Recognition
Service revenue is recognized by reference to the stage of completion of the transaction at the balance sheet date. The percentage of completion method for the service revenue can be employed when the following conditions are met: (a) the amount of revenue can be measured reliably; (b) it is probable that the economic benefits will flow to the Company; (c) the stage of completion of the transaction at the balance sheet date can be measured reliably; and (d) the costs incurred for the transaction and the costs to complete the transaction and be measured reliably. For sales of merchandises and finished goods, revenue is recognized based on the delivery of goods for domestic sales and on the shipping dates for export.
m. Stock Options
The stock option program allows the Company’s officers to acquire shares of the Company. The option exercise price is generally fixed at above the market price of underlying shares at the date of the grant. The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest.

n. Net Income Per Share
Net income per share is calculated by dividing net income by the weighted-average number of shares of common stock outstanding during each period.
o. Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.
p. Contingent Liabilities
Contingent losses are recorded in liabilities if it is certain that net assets have decreased as of the balance sheet date and the loss amount can be reasonably estimated.
q. Reclassification of Certain Accounts
Certain amounts in 2004 financial statements have been reclassified to conform with the 2005 financial statement presentation. These reclassifications did not have an effect on the financial position of the Company as of December 31, 2004, or the results of its operations for the year then ended.

3.	Cash and Cash Equivalents and Short-term Financial Instruments

Details of cash and cash equivalents and short-term financial instruments as of December 31, 2005 and 2004 are as follows:

	Thousands of Korean won
	Annual interest
	rate(%)	2005		2004
<Cash and cash equivalents >
Cash	—	~~W~~	1,000		—
Ordinary deposit	0.1		86,862	~~W~~	101,141
Cash Management Account(“CMA”)	3.5		713,516		709,307

Total		~~W~~	801,378	~~W~~	810,448

<Short-term financial instruments>
Time deposits	3.8~ 4.2	~~W~~	22,000,000	~~W~~	16,500,000

Total		~~W~~	22,000,000	~~W~~	16,500,000

4. Marketable Securities
Marketable securities of the Company at December 31, 2005 and 2004 are classified as available-for-sale securities according to its purpose of acquisition and intent of holding and consist of the following :
<2005>

		Thousands of Korean won
	Ownership	Acquisition		Fair value or		Book
Investee	percentage	cost		net asset value		value
<Equity securities>
Joyspell Co., Ltd.	5.08%	~~W~~	206,023	~~W~~	49,252	~~W~~	103,011
<Debt securities>

Onlineworks Co.,Ltd.- convertible debenture(1st series non-guaranteed privately placed)	—		350,000		350,000		350,000

Onlineworks Co., Ltd.- convertible debenture(2st series non-guaranteed privately placed)	—		260,000		260,000		260,000

Total		~~W~~	816,023	~~W~~	659,252	~~W~~	713,011

The Company recognized an impairment loss amounting to ~~W~~103,011 thousand on marketable securities relating to Joyspell due to the decrease of the net asset of Joyspell.
<2004>

		Thousands of Korean won
	Ownership	Acquisition		Fair value or		Book
Investee	percentage	cost		net asset value		value
<Equity securities>
Joyspell Co., Ltd.	5.08%	~~W~~	206,023	~~W~~	33,258	~~W~~	206,023
<Debt securities>

Vivabox Co.,Ltd.- convertible debenture(1st series non-guaranteed privately placed)	—		150,000		150,000		150,000

Total		~~W~~	356,023	~~W~~	183,258	~~W~~	356,023

5. Investment Securities
Investment securities stated by the equity method of accounting at December 31, 2005 and 2004 are as follows:
(1) Detail of investment securities

			Thousands of Korean won
							Book value
		Percentage
	No. of	of	Acquisition		Net Asset
Investee	shares	ownership	cost		value		2005		2004
Wemade Entertainment Co., Ltd.	56,000	40.0%	~~W~~	280,000	~~W~~	10,697,586	~~W~~	10,697,586	~~W~~	12,043,171
Anipark Co., Ltd.	900,000	24.8%		563,850		893,086		896,028		989,244
Onlineworks Co., Ltd.	60,000	100.0%		300,000		518,447		522,740		1,437,841
Beijing Oriental Interactive Science and Technology Development Co., Ltd.	—	50.0%		2,201,150		(453)		—		1,107,401

Total			~~W~~	3,345,000	~~W~~	12,108,666	~~W~~	12,116,354	~~W~~	15,577,657

(2) Detail of valuation by the equity method
<2005>

	Thousands of Korean won
					Capital		Retained		Other
	Beginning		Earnings		adjustments		earnings of		increase	Balance at end
Investee	balance		(loss) P/L		of valuation		valuation		(decrease)	of 2004
Wemade Entertainment Co., Ltd.	~~W~~	12,043,171	~~W~~	668,026	~~W~~	(13,611)	—	~~W~~	(2,000,000)	~~W~~	10,697,586

Anipark Co., Ltd.		989,244		(460,298)	22,675		(16,024)		360,431		896,028

Onlineworks Co., Ltd.		1,437,841		(783,609)	18,769		(150,261)		—		522,740
Beijing Oriental Interactive Science and Technology Development Co., Ltd.		1,107,401		(1,108,010)	156		—		—		—

Total	~~W~~	15,577,657		(1,683,891)	27,989		(166,285)		(1,639,569)	~~W~~	12,116,354

     For Wemade entertainment Co., Ltd., other decrease was a result of dividends receipts.
     For Anipark Co., Ltd., other increase was recorded as a gain on disposal of investment securities for the change in the equity interest arising from the capital increases.
     For Beijing Oriental Interactive Science and Technology Development Co., Ltd., ~~W~~453 thousand of a valuation loss was recorded as allowance for doubtful accounts.
<2004>

	Thousands of Korean won
			Capital							Other
	Beginning		adjustments		Earnings					increase	Balance at end
Investee	balance		of valuation		(loss) P/L		Disposal			(decrease)	of 2004
Wemade Entertainment Co., Ltd.	~~W~~	10,378,114	~~W~~	13,611	~~W~~	4,051,446		—	~~W~~	(2,400,000)	~~W~~	12,043,171
Anipark Co., Ltd.		859,244		331,380		173,104		—		(374,484)		989,244
Actoznet Co., Ltd.		631,536		—		(3,391)		(628,145)		—		—
Onlineworks Co., Ltd.		364,714		407,663		665,464		—		—		1,437,841
Beijing Oriental Interactive Science and Technology Development Co., Ltd.		2,201,150		(234,631)		(859,118)		—		—		1,107,401

Total	~~W~~	14,434,758	~~W~~	518,023	~~W~~	4,027,505	~~W~~	(628,145)	~~W~~	(2,774,484)	~~W~~	15,577,657

6. Property and Equipment
Property and equipment as of December 31, 2005 and 2004 are as follows:

	Thousands of Korean won
	2005		2004
Land	~~W~~	—	~~W~~	4,733,497
Machinery		2,365,713		2,316,528
Furniture and fixture		1,301,143		1,193,200
Vehicles		31,349		31,349

Total acquisition cost		3,698,205		8,274,574
Less accumulated depreciation		(2,825,364)		(2,898,701)

Property and equipment, net	~~W~~	872,841	~~W~~	5,375,873

7. Intangible Assets
Details of development cost and other intangible assets for the years ended December 31, 2005 and 2004 are as follows:
<2005>

	Thousands of Korean won
	Development		Industrial
Description	cost		property right		Others		Total
Beginning balance	~~W~~	3,929,807	~~W~~	5,275	~~W~~	390,263	~~W~~	4,325,345
Increase in the year		2,818,478		10,232		388,249		3,216,959
Amortization		(340,052)		(2,905)		(199,634)		(542,591)

Ending balance	~~W~~	6,408,233	~~W~~	12,602	~~W~~	578,878	~~W~~	6,999,713

<2004>

	Thousands of Korean won
	Development			Industrial
Description	cost			property right		Others		Total
Beginning balance	~~W~~	3,431,757		~~W~~	4,665	~~W~~	399,926	~~W~~	3,836,348
Increase in the year		2,363,241			2,465		145,547		2,511,253
Amortization		(383,108)			(1,855)		(155,210)		(540,173)
Other decrease		(1,482,083	)*		—		—		(1,482,083	)*

Ending balance	~~W~~	3,929,807		~~W~~	5,275	~~W~~	390,263	~~W~~	4,325,345

*	~~W~~1,482,083 thousand of impairment loss for development costs was recognized in 2004.
8. Transactions with Related Parties
Major transactions and account balances with related parties as of and for the years ended December 31, 2005 and 2004 are as follows:
<2005>

	Thousands of Korean won
							Commission		Related		Related
Company	Sales		Investment		Outsourcing		paid		receivables		payables
Wemade Entertainment Co., Ltd.	~~W~~	481,070		—	~~W~~	18,272,535	~~W~~	—			~~W~~	2,746,291
Anipark Co., Ltd.		77,500		—		1,017,173		—				496,365
Shanda Interactive Entertainment Ltd.		22,386,381		—		—		—		1,729,671		—
Beijing Oriental Interactive Science and Technology Development Co., Ltd.		—		520,500		—		—		520,500		—

Total	~~W~~	22,944,951	~~W~~	520,500	~~W~~	19,289,708	~~W~~	—	~~W~~	2,250,171	~~W~~	3,242,656

<2004>

	Thousands of Korean won
			Cost of				Commission		Related		Related
Company	Sales		sales		Outsourcing		paid		receivables		payables
Wemade Entertainment Co., Ltd.	~~W~~	1,910,150	~~W~~	89,384	~~W~~	20,286,948	~~W~~	—	~~W~~	403,363	~~W~~	5,490,491
Anipark Co., Ltd.		109,300		—		2,402,886		—		1,980		651,909
Onlineworks Co., Ltd.		—		—		—		108,561		—		—
Actozinworld Co., Ltd.		—		—		—		317,582		—		—

Total	~~W~~	2,019,450	~~W~~	89,384	~~W~~	22,689,834	~~W~~	426,143	~~W~~	405,343	~~W~~	6,142,400

Short-term housing loan to shareholders, officers and employees at December 31, 2005 and 2004 amounted to ~~W~~210,266 thousand and ~~W~~363,930 thousand, respectively, and the related interest income recognized in 2005 and 2004 amounted to ~~W~~14,089 thousand and 46,256 thousand, respectively.
There is no collateral or guarantee provided by the Company or received from the related parties as of December 31, 2005.
9. Insurance
As of December 31, 2005 the Company has fire insurance for its machinery with Samsung Fire Insurance Co., Ltd. with the coverage amount totaling ~~W~~2,200,417 thousand.
In addition, the Company’s vehicles are insured for comprehensive coverage.

10.	Assets and Liabilities Denominated in Foreign Currencies

Details of assets and liabilities denominated in foreign currencies as of December 31, 2005 and 2004 are as follows:

	(In U.S. dollars, JPY, EUR, GBP and thousands of Korean won)
	Foreign currency				Korean won equivalent
Account	2005		2004		2005		2004
Assets:
Accounts receivable	USD	3,804,690	USD	7,482,139	~~W~~	3,854,151	~~W~~	7,809,856
	JPY	—	JPY	18,802,658		—		190,296
	EUR	16,317	EUR	5,322		19,583		7,573
	GBP	3,720	GBP	1,545		6,492		3,104

					~~W~~	3,880,226	~~W~~	8,010,829

Liabilities:
Accrued expenses	USD	1,586,613	USD	4,250,217	~~W~~	1,607,239	~~W~~	4,436,377
	EUR	11,422	EUR	3,725		13,708		5,301
	JPY	—	JPY	1,521,063		—		15,394

					~~W~~	1,620,947	~~W~~	4,457,072

11.	Capital Stock

Capital stock of the Company as of December 31, 2005 and 2004 is as follows;

	2005		2004
Number of shares authorized		50,000,000		50,000,000
Number of shares issued:
Common stock		8,914,500		8,914,500
Par value	~~W~~	500	~~W~~	500
There was no change in capital stock or capital surplus in 2005.

12.	Retained Earnings
(1)	Reserve for business rationalization

Until end of 2002, in accordance with the Tax Exemption and Reduction Control Law, the amount of tax benefit associated with certain tax deductions and tax credits must be appropriated as a reserve for business rationalization. The reserve for business rationalization might not be utilized for cash dividends, but might be used to offset a future deficit, if any, or might be transferred to capital stock. However, in December 2002, this law was revised and the clauses relevant to the above reserve was rescinded. Accordingly, at December 31, 2004 a reserve of ~~W~~170,000 thousand for business rationalization was transferred to voluntary reserve.

(2)	Other reserve

Reserve for technology development was appropriated in accordance with the relevant tax laws, and may be transferred to voluntary reserve and be utilized for dividends.
13.	Capital Adjustments
(1)	Treasury stock

The Company has 480 shares of treasury stock (common stock) as of December 31, 2005 and 2004 purchased in the process of issuing additional shares in 2003 and plans to resell the stock.

(2)	Stock options

The Company granted stock options to its representative director as follows.

Exercise period	Number of shares	Exercise price
Within 5 years from grant date	267,420	9,470 Won
The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest. The expense for 2005 amounted to ~~W~~169,768 thousand.

14.	Selling and Administrative Expenses

Selling and administrative expenses in 2005 and 2004 consist of the following:

	Thousands of Korean won
	2005		2004
Salaries and wages	~~W~~	1,787,499	~~W~~	2,399,194
Severance benefits		141,387		184,943
Stock compensation		169,768		—
Employee benefits		208,430		281,826
Travel		62,474		230,920
Entertainment		73,490		82,051
Communications		13,709		33,417
Utilities		27,731		49,762
Taxes and dues		59,991		42,957
Depreciation		159,094		390,465
Rent		111,042		169,931
Repairs		5,612		22,923
Vehicles		8,419		14,364
Books and printing		6,345		5,936
Supplies		13,070		9,200
Education and training		24,149		4,549
Bad debt		1,057,467		505,687
Commissions		1,347,665		2,402,412
Advertising		727,192		525,755
Insurance		43,094		545
Amortization		542,592		540,173
Ordinary R&D		204,241		—
Others		21,593		7,060

Total	~~W~~	6,816,010	~~W~~	7,904,070

15.	Income Taxes
(1)	Components of income tax expense(benefit) for the year ended December 31, 2005 are as follows;

	Thousands of Korean won
Description	Amount
Current	~~W~~	3,280,238
Deferred:
Change in cumulative temporary differences		(915,068)
Change in tax credit carryforwards		(2,531,899)

Income tax expense(benefit)	~~W~~	(166,729)

(2)	Reconciliations of accounting income and taxable income for the year ended December 31, 2005 are as follows;

	Thousands of Korean won
	Temporary differences		Permanent differences
Additions:
Accrued income recorded in prior year	~~W~~	91,607
Allowance for doubtful accounts		1,672,533
Bad debt		37,019
Development cost		2,407
Investment securities		5,714,741
Impairment loss on marketable securities		103,011
Entertainment expense in excess of limit			~~W~~	37,699
Stock compensation				169,768
Contribution				30,000
Capital adjustments relating to equity method				59,138

Total	~~W~~	7,621,318	~~W~~	296,605

Deductions:
Accrued income in current year	~~W~~	96,845
Allowance for doubtful accounts		150,181
Investment securities		1,087,596
Development cost		479,964
Dividend income			~~W~~	600,000
Refund of income taxes				116,476
Income tax expense				638,361
Change in retained earnings of valuation				503,558

Total	~~W~~	1,814,586	~~W~~	1,858,395

(3)	Changes in temporary differences during the year ended December 31, 2005 and deferred tax assets as of December 31, 2005 are as follows;

	Thousands of Korean won
Description	January 1, 2005	Decrease	Increase	December 31, 2005
Allowance for doubtful accounts	150,181	150,181	1,672,533		1,672,533
Bad debt	71,935	—	37,019		108,954
Development cost	1,465,805	479,964	2,407		988,248
Available-for-sale securities	200,000	—	103,011		303,011
Accrued income	(91,608)	(91,608)	(96,845)		(96,845)
Investment securities	(13,398,499)	(5,714,741)	(1,087,596)		(8,771,354)

Sub-total	(11,602,185)	(5,176,203)	(630,529)		(5,795,453)

Deferred taxes from tax credit carryforwards					5,562,299
Tax effect of temporary differences:					(1,593,750)

Short-term deferred income taxes					463,276

Deferred income taxes				~~W~~	3,505,273

The future income tax rate of 27.5% has been used in computing deferred income taxes.
The beginning balances are based on the previous year’s amendment tax return and the difference in amount between the tax return and audited financial report of the previous year was recorded as income tax refunds in current year.
16.	Income Per Share
Net income per share amounts for the years ended December 31, 2005 and 2004 are as follows:
(1)	Basic income per share

	Korean won(in thousands except for income per share)
	2005		2004
Net income	~~W~~	2,162,953	~~W~~	8,119,663
Extraordinary gains		—		—
Extraordinary losses		—		—
Income taxes relating to extraordinary items		—		—

Ordinary income		2,162,953		8,119,663
Weighted average number of shares outstanding		8,914,020		8,914,020

Ordinary income per share in Korean won	~~W~~	243	~~W~~	911

Net income per share in Korean won	~~W~~	243	~~W~~	911

(2)	Weighted average number of shares outstanding
<2005>

	Numbers		Weighted number of
	of shares	Days	shares
Beginning balance	8,914,500
Treasury stock	(480)

Total	8,914,020	366	3,253,617,300
			÷366

Weighted average number of shares			8,914,020

<2004>

	Numbers		Weighted number of
	of shares	Days	shares
Beginning balance	8,914,500
Treasury stock	(480)

Total	8,914,020	366	3,262,531,320
			÷366

Weighted average number of shares			8,914,020

17.	Value Added Information

Details of value added information for the years ended December 31, 2005 and 2004 are as follows:

<2005>

	Thousands of Korean won
			Selling and		Development cost
			administrative		and its impairment
	Cost of sales		expense		loss		Total
Salaries	~~W~~	355,930	~~W~~	1,787,499	~~W~~	1,762,769	~~W~~	3,906,198
Provision for retirement and severance benefits		24,304		141,387		108,002		273,693
Employee benefits		33,840		208,430		189,203		431,473
Rent		20,618		111,042		116,599		248,259
Depreciation		36,916		159,094		195,262		391,272
Taxes and dues		—		59,991		—		59,991

Total	~~W~~	471,608	~~W~~	2,467,443	~~W~~	,371,835	~~W~~	5,310,886

<2004>

	Thousands of Korean won
			Selling and		Development cost
			administrative		and its impairment
	Cost of sales		expense		loss		Total
Salaries	~~W~~	267,287	~~W~~	2,399,194	~~W~~	1,366,085	~~W~~	4,032,566
Provision for retirement and severance benefits		10,456		184,943		89,179		284,578
Employee benefits		33,037		281,826		171,236		486,099
Rent		15,530		169,930		96,045		281,505
Depreciation		42,970		390,465		237,545		670,980
Taxes and dues		—		42,957		—		42,957

Total	~~W~~	369,280	~~W~~	3,469,315	~~W~~	1,960,090	~~W~~	5,798,685

18.	Employees’ Benefits and Contribution to Society

The Company provides various employee benefits such as a national pension, a medical insurance, workmen’s accident compensation and a paid vacation. The Company paid ~~W~~441,820 thousand for such employee benefits in 2005.

The Company contributed ~~W~~30,000 thousand to the Korea Game Industry Association in 2005.

19.	Supplementary Cash Flow Information

Major transactions not involving the inflow or outflow of cash for the years ended December 31, 2005 and 2004 are as follows:

	Thousands of Korean won
Description	2005	2004
Transfer of marketable securities into intangible assets	150,000	—
20.	Commitments and Contingencies

At December 31, 2005, two legal proceedings were pending in the courts where the Company was the claimant against Shanghai Shanda Internet Development Co., Ltd. One legal case was pending for arbitration in the International Chamber of Commerce in Singapore and the other case was pending in the 1st intermediate people’s court of Beijing city in connection with the lawsuit related to an infringement of copyright. For the first case, claim amount is USD 642,481 and it is probable that the Company win the lawsuit. However, for the second case, claim amount is not fixed and its final outcome cannot be predicted.

21.	Interim Period Information

Interim financial informations of the Company for the final(4th) quarter of 2005 and 2004 are summarized as follows:

	Korean won(in thousands
	except for income per share)
	2005		2004
Sales	~~W~~	3,319,088	~~W~~	8,979,541
Gross profit(loss)		1,180,014		3,330,104
Operating income(loss)		(1,154,896)		1,730,552
Quarterly net income(loss)		(2,200,312)		1,745,411
Quarterly net income(loss) per share in Korean won	~~W~~	(247)	~~W~~	196
22.	Economic Environment

In response to the overall unstable economic situations, the Korean government and the private sector have been implementing structural reforms to historical business practices. The Company may be either directly or indirectly affected by these economic situations and structural reforms.

The accompanying financial statements reflect management’s current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

23.	Reconciliation to United States Generally Accepted Accounting Principles

The financial statements are prepared in accordance with Korean GAAP which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s financial statements are described below.

The effects of the significant adjustments to net income and stockholders’ equity which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows:

	Thousands of Korean won
Description		Amount
Net income in accordance with Korean GAAP		2,162,953
Adjustments:
Depreciation(1)		(243,554)
Stock option(2)		79,036
Intangible assets(3)		(2,473,467)
Revenue(4)		1,380,154
U.S. GAAP adjustments of equity method affiliates(5)		2,789,911
U.S. GAAP adjustments of consolidated subsidiaries(6)		41,343
Deferred tax effects of U.S. GAAP adjustments(7)		345,904
		1,919,327

Net income as adjusted in accordance with U.S. GAAP		4,082,280

	Thousands of Korean won
Description		Amount
Stockholders’ equity in accordance with Korean GAAP		52,356,750
Adjustments:
Depreciation(1)		328,619
Stock option(2)		(90,732)
Intangible assets(3)		(6,408,233)
Revenue(4)		(1,601,401)
U.S. GAAP adjustments of equity method affiliates(5)		(934,937)
U.S. GAAP adjustments of consolidated subsidiaries(6)		(723,277)
Deferred tax effects of U.S. GAAP adjustments(7)		2,137,230

		(7,292,731)

Stockholders’ equity as adjusted in accordance with U.S. GAAP		45,064,019

(1)	The Company makes depreciation of property and equipment using declining balance method over their respective useful lives. To conform to Shanda’s accounting policy, the Company restated the depreciation expenses using straight-line method.

(2)	Under Korean GAAP, The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes stock compensation expense over the period in which the options vest. Under US GAAP, the Company accounts for stock options in accordance with APB No. 25 in 2005, under which stock compensation expense is recognized based on the difference, if any, between the estimated fair value of the Company’s ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Compensation expense, if any, is recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded as deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options.

(3)	Under Korean GAAP, the Company capitalizes development costs resulting from developing new game products in which the elements of costs satisfy the certain conditions required and future economic benefits are clearly expected, and amortizes it over a five year period beginning in the year the related products are first saleable or usable. Under US GAAP, The Company accounts for costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No.86”), which requires that costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Due to inability to establish technological feasibility of the games under developed, the Company expenses off all the game development cost as incurred and reversed related amortization expenses under US GAAP.

(4)	Under Korean GAAP, the Company recognizes the upfront fee as revenue for games licensed to third parties upon receipt from its licensees when licensed agreement is entered into. Under US GAAP, in accordance with SAB 101, upfront fee received form licensed games are recorded as deferred revenue and evenly credited as revenue over the licensed period.

(5)	In one of the Company’s affiliates, under U.S.GAAP, the development costs as stated in (3) above were expensed off prior to the year 2005 and the related amortization expenses under Korean GAAP were reversed in 2005, which resulted in positive effect on net income for the affiliate. Under U.S.GAAP, one of the Company’s affiliates recorded additional bad debt expenses for receivables prior to the year 2005 based upon its collectibility estimated by the Company. However, such bad debt expense was recorded in 2005 under Korean GAAP. Furthermore, the amount was reversed under U.S.GAAP in 2005. Accordingly, as the Company accounts for the affiliate using the equity method, the U.S.GAAP adjustments resulted in the adjustments of the equity method used in the investment in the affiliate.

(6)	The difference is mainly resulted from the additional U.S. GAAP adjustments in certain subsidiaries of the Company. Under U.S. GAAP, certain subsidiaries of the Company recorded additional U.S. GAAP adjustments such as bad debt adjustment and the expensed-off development costs as stated in (3). However, such U.S. GAAP adjustments were not required to be recorded under Korean GAAP.

(7)	In general, accounting for deferred income taxes is substantially the same between Korean GAAP and U.S. GAAP. The Company is also required to recognize the additional deferred tax effects that result from differences between the reported Korean GAAP and U.S. GAAP amounts.