Form 20-F/A
period 2005-12-31
SHANDA INTERACTIVE ENTERTAINMENT LTD
filed 2007-03-22
CIK 1278308

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F/A
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report .
Commission file number: 000-50705
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of Each Class) American Depositary Shares, each representing 2 ordinary shares, par value $0.01 per share	(Name of Each Exchange on Which Registered) The NASDAQ Stock Market LLC
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
     Yes ☐          No ☑
     If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐          No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑          No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐   Item 18 ☑If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐          No ☑

EXPLANATORY NOTE
PART III
Item 17. FINANCIAL STATEMENTS
Item 18. FINANCIAL STATEMENTS
Item 19. Exhibits
SIGNATURE
Exhibit Index
EX-12.1 CERTIFICATION OF CHIEF EXECUTIVE OFFICER
EX-12.2 CERTIFICATION OF CHIEF FINANCIAL OFFICER
EX-13.1 CERTIFICATION OF CHIEF EXECUTIVE OFFICER
EX-13.2 CERTIFICATION OF CHIEF FINANCIAL OFFICER

EXPLANATORY NOTE
     The registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “Original Annual Report”) filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2006, contained an independent auditors’ report which did not include all the technical requirements of Rule 2-02(a) of Regulation S-X. Specifically, the independent auditors’ report of Woori Accounting Corporation, dated April 14, 2006, relating to the financial statements of Actoz Soft Co., Ltd. (the “Actoz Report”) appearing on pages F-52 and F-53 of the Original Annual Report did not contain a conforming signature or identify the location where the Actoz Report was issued. In addition, the report of other auditors referred to in the Actoz Report relating to the financial statements of Wemade Entertainment Co., Ltd. was not included in the Original Annual Report as required by Rule 2-05 of Regulation S-X. Subsequently, Woori Accounting Corporation performed additional procedures in connection with its audit of the financial statements of Actoz Soft Co., Ltd., which allowed them to re-issue their independent auditors’ report (the “Re-issued Report”) without reference to other auditors’ reports. The Re-issued Report also identifies the location where the audit report was issued.
     This amendment on Form 20-F/A to the Original Annual Report (this “Amendment”) is being filed solely to amend pages F-52 and F-53 of the Original Annual Report to replace the Actoz Report with the Re-issued Report and include a conforming signature. This Amendment does not reflect events occurring after the filing of the Original Form 20-F and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above and set forth below.

PART III
Item 17. FINANCIAL STATEMENTS
     Not Applicable.
Item 18. FINANCIAL STATEMENTS
INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
  Actoz Soft Co., Ltd.
     We have audited the accompanying balance sheets of Actoz Soft Co., Ltd. (the “Company”) as of December 31, 2005 and 2004, and the related statements of income, appropriation of retained earnings and cash flows for the years then ended (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
December 3, 2006
/s/ Woori Accounting Corporation
Woori Accounting Corporation
4th Fl. Youkin Bldg., 996-16 Daechi-dong,
Gangnam-gu, 135-280, Seoul, Korea

     The consolidated financial statements for the registrant and its subsidiaries as of and for the years ended December 31, 2003, 2004 and 2005 (including the Report of Independent Registered Public Accounting Firm of PricewaterhouseCoopers Zhong Tian CPAs Limited Company) filed as part of the Original Annual Report and the financial statements of Actoz Soft Co., Ltd. as of and for the years ended December 31, 2004 and 2005 (other than the

Actoz Report) filed in the Original Annual Report pursuant to Rule 3-09 of Regulation S-X, are incorporated herein by reference.
Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of Shanda Interactive Entertainment Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on May 7, 2004).

2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on May 7, 2004).

2.2	Specimen of American Depositary Receipts (incorporated by reference to Exhibit A to Exhibit 1 to our Registration Statement on Form F-6 POS (file no. 333-114759) filed with the Securities and Exchange Commission on June 9, 2004).

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 1 to our Post-Effective Amendment No. 1 to the Form F-6 (file no. 333-114759) filed with the Securities and Exchange Commission on June 9, 2004).

2.4	Registration Rights Agreement, dated October 20, 2004, between Shanda Interactive Entertainment Limited and the parties named herein (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

2.5	Indenture, dated October 20, 2004, between Shanda Interactive Entertainment Limited, and The Bank of New York, as Trustee, relating to the Company’s Zero Coupon Senior Convertible Notes due 2014 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

2.6	Shareholders Agreement of Shanda Interactive Entertainment Limited among Shanda Interactive Entertainment Limited, Shanghai Shanda Internet Development Co., Ltd., Shanda Media Limited, Shanda Investment International Limited, Tianqiao Chen, Danian Chen and SB Asia Infrastructure Fund L.P., dated December 19, 2003, (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

2.7	Sale and Purchase Agreement, among Shanda Interactive Entertainment Limited, Jong Hyun Lee, Il Wang Park, Byung Chan Park, Jin Ho Lee, Sang Jun Roh, Sung Gon Bae and Yong Sung Cho, dated November 29, 2004 in connection with the sale of shares of Actoz Soft Co., Ltd. to Shanda Interactive Entertainment Limited (incorporated by reference to Exhibit 2.7 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.1	Employee Stock Option Plan and form of share option agreement (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.2	Employee Equity Compensation Plan (incorporated by reference to Exhibit 99.2 to our press release on Form 6-K (file no.000-50705) filed with the Securities and Exchange Commission on September 22, 2005)

Exhibit Number	Description
4.3	Share Purchase Agreement among Shanda Media Limited, Shanda Investment International Limited, SB Asia Infrastructure Fund L.P., Shanda Interactive Entertainment Limited and Shanda Holdings Limited, dated December 19, 2003, (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.4	Purchase Option and Cooperation Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Tianqiao Chen and Danian Chen, dated December 30, 2003, (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.5	Share Pledge Agreement among Tianqiao Chen, Danian Chen and Shengqu Information Technology (Shanghai) Co., Ltd., dated December 30, 2003, (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.6	Amended and Restated Equipment Leasing Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated December 9, 2003, (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.7	Amended and Restated Technical Support Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated December 9, 2003, (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.8	Arena Software I License Agreement between Grandpro Information Technology (Shanghai) Co., Ltd. and Shanghai Haofang Online Information Technology Co., Ltd. with respect to Arena Software I, dated May 1, 2006 (Previously filed with the Original Annual Report).

4.9	Arena Software II License Agreement between Grandpro Information Technology (Shanghai) Co., Ltd. and Shanghai Haofang Online Information Technology Co., Ltd. with respect to Arena Software II, dated May 1, 2006 (Previously filed with the Original Annual Report).

4.10	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Shanda Xintianyou 1.0 software system, dated January 1, 2006 (Previously filed with the Original Annual Report).

4.11	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to E-sales System 2.0 Software, dated December 9, 2005 (Previously filed with the Original Annual Report).

4.12	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Shanda Xintianyou 1.0 software system, dated December 28, 2004, (incorporated by reference to Exhibit 4.11 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.13	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to E-sales System 2.0 Software, dated December 28, 2004, (incorporated by reference to Exhibit 4.12 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

Exhibit Number	Description
4.14	Sample of Provincial General Distribution and City-level Distribution Agreement (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.15	Software Licensing Agreement among Shanghai Shanda Internet Development Co., Ltd., Shanghai Pudong New Area Imp. & Exp. Corp. and Actoz Soft Co., Ltd., dated June 29, 2001, (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.16	Supplemental Agreement among Shanghai Shanda Networking Development Co., Ltd., Actoz Soft Co., Ltd. and Wemade Entertainment Co., Ltd., dated July 14, 2002, (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.17	Pre-lease Contract between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Zhangjiang Micro-electronics Harbor Co., Ltd., dated August 29, 2003, for offices located at No. 1 (temporary) Building, No. 690 Bibo Road, Zhangjiang High-Tech Area, Shanghai, PRC (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.18	Articles of Association of Shengqu Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.19	Settlement Agreement between Shanghai Shanda Internet Development Co., Ltd. and Actoz Soft Co., Ltd., dated August 19, 2003, (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 33-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.20	Amendment Agreement among Shanghai Shanda Internet Development Co., Ltd., Actoz Soft Co., Ltd, Shanghai Pudong Import & Export Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated August 19, 2003, (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.21	Extension Agreement among Actoz Soft Co., Ltd, Shanghai Shanda Internet Development Co., Ltd. and Shanghai Pudong Imp.& Exp. Co., Ltd., dated September 22, 2005 (Previously filed with the Original Annual Report).

4.22	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.23	Form of Employment Contract of Shengqu Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.24	Research and Development Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengjin Software Development Co., Ltd. with respect to Shanda Richman, dated October 31, 2005 (Previously filed with the Original Annual Report).

4.25	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Legend of Mir II, dated September 28, 2005 (Previously filed with the Original Annual Report).

Exhibit Number	Description
4.26	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to BNB, dated October 1, 2005 (Previously filed with the Original Annual Report).

4.27	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Woool, dated January 1, 2006.

4.28	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to The Age, dated January 1, 2006 (Previously filed with the Original Annual Report).

4.29	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to The Sign, dated January 1, 2006 (Previously filed with the Original Annual Report).

4.30	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to R.O., dated September 1, 2005 (Previously filed with the Original Annual Report).

4.31	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to 3G Hero, dated September 1, 2005 (Previously filed with the Original Annual Report).

4.32	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Shanda Richman, dated December 8, 2005 (Previously filed with the Original Annual Report).

4.33	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Crazy Kart, dated March 18, 2006 (Previously filed with the Original Annual Report).

4.34	Online Game Distribution and License Agreement between Grandpro and Haofang Online with respect to Doudizhu, dated May 1, 2006 (Previously filed with the Original Annual Report).

4.35	Online Game Distribution and Service Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to The Age, dated December 28, 2004, (incorporated by reference Exhibit 4.22 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.36	Online Game Distribution and Service Agreement among Shengqu Information Technology (Shanghai) Co., Ltd. Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co. Ltd. with respect to The Sign, dated December 28, 2004, (incorporated by reference to Exhibit 4.23 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

Exhibit Number	Description
4.37	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Woool, dated December 28, 2004, (incorporated by reference to Exhibit 4.24 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.38	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to D.O., dated December 28, 2004, (incorporated by reference to Exhibit 4.25 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.39	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Maple Story, dated December 28, 2004, (incorporated by reference to Exhibit 4.26 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.40	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Legend of Mir II, dated December 28, 2004, (incorporated by reference to Exhibit 4.27 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.41	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., Shanda Networking with respect to BNB dated December 28, 2004 (incorporated by reference to Exhibit 4.28 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.42	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to GetAmped dated December 28, 2004 (incorporated by reference to Exhibit 4.29 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.43	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Buzzer Beater dated December 28, 2004 (incorporated by reference to Exhibit 4.32 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.44	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2006 (Previously filed with the Original Annual Report).

4.45	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2006 (Previously filed with the Original Annual Report).

4.46	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2006 (Previously filed with the Original Annual Report).

Exhibit Number	Description
4.47	Amendment to Billing Technology License Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology Co., Ltd., dated December 28, 2004 (incorporated by reference to Exhibit 4.33 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.48	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.34 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.49	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.35 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.50	Equipment Lease Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.36 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.51	Equipment Lease Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.37 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.52	Amendment to Strategic Consulting Service Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.38 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.53	Amendment II to Strategic Consulting Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated December 28, 2004 (Previously filed with the Original Annual Report).

4.54	Amendment III to Strategic Consulting Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated December 28, 2005 (Previously filed with the Original Annual Report).

4.55	Technology Transfer Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengpin Networking, dated November 30, 2004 (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

4.56	Entrusted Loan Agreement between Nanjing Shanda Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB38,000,000 dated March 19, 2006 (Previously filed with the Original Annual Report).

4.57	Loan Agreement between China Merchants Bank Dongfang Branch and Shanda Computer (Shanghai) Co., Ltd. with respect to a loan of RMB38,000,000 dated March 19, 2006 (Previously filed with the Original Annual Report).

4.58	Entrusted Loan Agreement between Hangzhou Bianfeng Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB27,000,000 dated March 19, 2006 (Previously filed with the Original Annual Report).

Exhibit Number	Description
4.59	Loan Agreement between China Merchants Bank Dongfang Branch and Shanda Computer (Shanghai) Co., Ltd. with respect to a loan of RMB27,000,000 dated March 19, 2006 (Previously filed with the Original Annual Report).

4.60	Entrusted Loan Agreement between Shanghai Shanda Networking Co., Ltd. and China Industrial and Commercial Bank Pudong Branch with respect to a loan of RMB35,000,000 dated March 24, 2006 (Previously filed with the Original Annual Report).

4.61	Loan Agreement among Shanghai Shanda Networking Co., Ltd., China Industrial and Commercial Bank Pudong Branch and Shanda Computer (Shanghai) Co., Ltd. with respect to a loan of RMB35,000,000 dated March 24, 2006 (Previously filed with the Original Annual Report).

4.62	Loan Agreement among Shanghai Shanda Networking Co., Ltd., Shanghai Bank Xujiahui Branch and Shengqu Information Technology (Shanghai) Co., Ltd. with respect to a loan of RMB100,000,000 dated January 4, 2006 (Previously filed with the Original Annual Report).

4.63	Entrusted Loan Agreement between Shanghai Shanda Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB100,000,000 dated January 4, 2006 (Previously filed with the Original Annual Report).

4.64	Loan Agreement between China Merchants Bank Dongfang Branch and Shengqu Information Technology (Shanghai) Co., Ltd. with respect to a loan of RMB100,000,000 dated January 4, 2006 (Previously filed with the Original Annual Report).

4.65	Entrusted Loan Agreement between Nanjing Shanda Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB100,000,000 dated January 4, 2006 (Previously filed with the Original Annual Report).

4.66	Loan Agreement between China Merchants Bank Dongfang Branch and Shengqu Information Technology (Shanghai) Co., Ltd. with respect to a loan of RMB100,000,000 dated January 4, 2006 (Previously filed with the Original Annual Report).

4.67	Cooperation Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengyue Advertisement Co., Ltd. dated January 1, 2005 (Previously filed with the Original Annual Report).

4.68	Stock Purchase Agreement between Shanda Interactive Entertainment Limited and SB Asia Infrastructure Fund L.P. dated October 15, 2004 (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

8.1	List of Subsidiaries (Previously filed with the Original Annual Report).

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a) (Filed herewith).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a) (Filed herewith).

13.1	Certification of Chief Executive Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (Filed herewith).

13.2	Certification of Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (Filed herewith).

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Chairman and Chief Executive Officer

Date: March 22, 2007

Exhibit Index

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of Shanda Interactive Entertainment Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on May 7, 2004).

2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on May 7, 2004).

2.2	Specimen of American Depositary Receipts (incorporated by reference to Exhibit A to Exhibit 1 to our Registration Statement on Form F-6 POS (file no. 333-114759) filed with the Securities and Exchange Commission on June 9, 2004).

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 1 to our Post-Effective Amendment No. 1 to the Form F-6 (file no. 333-114759) filed with the Securities and Exchange Commission on June 9, 2004).

2.4	Registration Rights Agreement, dated October 20, 2004, between Shanda Interactive Entertainment Limited and the parties named herein (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

2.5	Indenture, dated October 20, 2004, between Shanda Interactive Entertainment Limited, and The Bank of New York, as Trustee, relating to the Company’s Zero Coupon Senior Convertible Notes due 2014 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

2.6	Shareholders Agreement of Shanda Interactive Entertainment Limited among Shanda Interactive Entertainment Limited, Shanghai Shanda Internet Development Co., Ltd., Shanda Media Limited, Shanda Investment International Limited, Tianqiao Chen, Danian Chen and SB Asia Infrastructure Fund L.P., dated December 19, 2003, (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

2.7	Sale and Purchase Agreement, among Shanda Interactive Entertainment Limited, Jong Hyun Lee, Il Wang Park, Byung Chan Park, Jin Ho Lee, Sang Jun Roh, Sung Gon Bae and Yong Sung Cho, dated November 29, 2004 in connection with the sale of shares of Actoz Soft Co., Ltd. to Shanda Interactive Entertainment Limited (incorporated by reference to Exhibit 2.7 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.1	Employee Stock Option Plan and form of share option agreement (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.2	Employee Equity Compensation Plan (incorporated by reference to Exhibit 99.2 to our press release on Form 6-K (file no.000-50705) filed with the Securities and Exchange Commission on September 22, 2005)

4.3	Share Purchase Agreement among Shanda Media Limited, Shanda Investment International Limited, SB Asia Infrastructure Fund L.P., Shanda Interactive Entertainment Limited and Shanda Holdings Limited, dated December 19, 2003, (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

Exhibit Number	Description
4.4	Purchase Option and Cooperation Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Tianqiao Chen and Danian Chen, dated December 30, 2003, (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.5	Share Pledge Agreement among Tianqiao Chen, Danian Chen and Shengqu Information Technology (Shanghai) Co., Ltd., dated December 30, 2003, (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.6	Amended and Restated Equipment Leasing Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated December 9, 2003, (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.7	Amended and Restated Technical Support Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated December 9, 2003, (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.8	Arena Software I License Agreement between Grandpro Information Technology (Shanghai) Co., Ltd. and Shanghai Haofang Online Information Technology Co., Ltd. with respect to Arena Software I, dated May 1, 2006 (Previously filed with the Original Annual Report).

4.9	Arena Software II License Agreement between Grandpro Information Technology (Shanghai) Co., Ltd. and Shanghai Haofang Online Information Technology Co., Ltd. with respect to Arena Software II, dated May 1, 2006 (Previously filed with the Original Annual Report).

4.10	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Shanda Xintianyou 1.0 software system, dated January 1, 2006 (Previously filed with the Original Annual Report).

4.11	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to E-sales System 2.0 Software, dated December 9, 2005 (Previously filed with the Original Annual Report).

4.12	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Shanda Xintianyou 1.0 software system, dated December 28, 2004, (incorporated by reference to Exhibit 4.11 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.13	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to E-sales System 2.0 Software, dated December 28, 2004, (incorporated by reference to Exhibit 4.12 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.14	Sample of Provincial General Distribution and City-level Distribution Agreement (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.15	Software Licensing Agreement among Shanghai Shanda Internet Development Co., Ltd., Shanghai

Exhibit Number	Description
Pudong New Area Imp. & Exp. Corp. and Actoz Soft Co., Ltd., dated June 29, 2001, (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.16	Supplemental Agreement among Shanghai Shanda Networking Development Co., Ltd., Actoz Soft Co., Ltd. and Wemade Entertainment Co., Ltd., dated July 14, 2002, (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.17	Pre-lease Contract between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Zhangjiang Micro-electronics Harbor Co., Ltd., dated August 29, 2003, for offices located at No. 1 (temporary) Building, No. 690 Bibo Road, Zhangjiang High-Tech Area, Shanghai, PRC (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.18	Articles of Association of Shengqu Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.19	Settlement Agreement between Shanghai Shanda Internet Development Co., Ltd. and Actoz Soft Co., Ltd., dated August 19, 2003, (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 33-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.20	Amendment Agreement among Shanghai Shanda Internet Development Co., Ltd., Actoz Soft Co., Ltd, Shanghai Pudong Import & Export Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated August 19, 2003, (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.21	Extension Agreement among Actoz Soft Co., Ltd, Shanghai Shanda Internet Development Co., Ltd. and Shanghai Pudong Imp.& Exp. Co., Ltd., dated September 22, 2005 (Previously filed with the Original Annual Report).

4.22	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.23	Form of Employment Contract of Shengqu Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.24	Research and Development Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengjin Software Development Co., Ltd. with respect to Shanda Richman, dated October 31, 2005 (Previously filed with the Original Annual Report).

4.25	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Legend of Mir II, dated September 28, 2005 (Previously filed with the Original Annual Report).

4.26	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to BNB, dated October 1, 2005 (Previously filed with the Original Annual Report).

Exhibit Number	Description
4.27	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Woool, dated January 1, 2006.

4.28	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to The Age, dated January 1, 2006 (Previously filed with the Original Annual Report).

4.29	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to The Sign, dated January 1, 2006 (Previously filed with the Original Annual Report).

4.30	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to R.O., dated September 1, 2005 (Previously filed with the Original Annual Report).

4.31	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to 3G Hero, dated September 1, 2005 (Previously filed with the Original Annual Report).

4.32	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Shanda Richman, dated December 8, 2005 (Previously filed with the Original Annual Report).

4.33	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Crazy Kart, dated March 18, 2006 (Previously filed with the Original Annual Report).

4.34	Online Game Distribution and License Agreement between Grandpro and Haofang Online with respect to Doudizhu, dated May 1, 2006 (Previously filed with the Original Annual Report).

4.35	Online Game Distribution and Service Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to The Age, dated December 28, 2004, (incorporated by reference Exhibit 4.22 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.36	Online Game Distribution and Service Agreement among Shengqu Information Technology (Shanghai) Co., Ltd. Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co. Ltd. with respect to The Sign, dated December 28, 2004, (incorporated by reference to Exhibit 4.23 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.37	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Woool, dated December 28, 2004, (incorporated by reference to Exhibit 4.24 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.38	Online Game Software Distribution and License Agreement among Shengqu Information Technology

Exhibit Number	Description
(Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to D.O., dated December 28, 2004, (incorporated by reference to Exhibit 4.25 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.39	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Maple Story, dated December 28, 2004, (incorporated by reference to Exhibit 4.26 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.40	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Legend of Mir II, dated December 28, 2004, (incorporated by reference to Exhibit 4.27 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.41	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., Shanda Networking with respect to BNB dated December 28, 2004 (incorporated by reference to Exhibit 4.28 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005) .

4.42	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to GetAmped dated December 28, 2004 (incorporated by reference to Exhibit 4.29 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.43	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Buzzer Beater dated December 28, 2004 (incorporated by reference to Exhibit 4.32 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.44	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2006 (Previously filed with the Original Annual Report).

4.45	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2006 (Previously filed with the Original Annual Report).

4.46	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2006 (Previously filed with the Original Annual Report).

4.47	Amendment to Billing Technology License Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology Co., Ltd., dated December 28, 2004 (incorporated by reference to Exhibit 4.33 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005) .

4.48	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.34 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005) .

Exhibit Number	Description
4.49	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.35 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.50	Equipment Lease Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.36 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.51	Equipment Lease Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.37 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.52	Amendment to Strategic Consulting Service Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.38 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.53	Amendment II to Strategic Consulting Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated December 28, 2004 (Previously filed with the Original Annual Report).

4.54	Amendment III to Strategic Consulting Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated December 28, 2005 (Previously filed with the Original Annual Report).

4.55	Technology Transfer Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengpin Networking, dated November 30, 2004 (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

4.56	Entrusted Loan Agreement between Nanjing Shanda Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB38,000,000 dated March 19, 2006 (Previously filed with the Original Annual Report).

4.57	Loan Agreement between China Merchants Bank Dongfang Branch and Shanda Computer (Shanghai) Co., Ltd. with respect to a loan of RMB38,000,000 dated March 19, 2006 (Previously filed with the Original Annual Report).

4.58	Entrusted Loan Agreement between Hangzhou Bianfeng Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB27,000,000 dated March 19, 2006 (Previously filed with the Original Annual Report).

4.59	Loan Agreement between China Merchants Bank Dongfang Branch and Shanda Computer (Shanghai) Co., Ltd. with respect to a loan of RMB27,000,000 dated March 19, 2006 (Previously filed with the Original Annual Report).

4.60	Entrusted Loan Agreement between Shanghai Shanda Networking Co., Ltd. and China Industrial and Commercial Bank Pudong Branch with respect to a loan of RMB35,000,000 dated March 24, 2006 (Previously filed with the Original Annual Report).

4.61	Loan Agreement among Shanghai Shanda Networking Co., Ltd., China Industrial and Commercial Bank Pudong Branch and Shanda Computer (Shanghai) Co., Ltd. with respect to a loan of

Exhibit Number	Description
RMB35,000,000 dated March 24, 2006 (Previously filed with the Original Annual Report).

4.62	Loan Agreement among Shanghai Shanda Networking Co., Ltd., Shanghai Bank Xujiahui Branch and Shengqu Information Technology (Shanghai) Co., Ltd. with respect to a loan of RMB100,000,000 dated January 4, 2006 (Previously filed with the Original Annual Report).

4.63	Entrusted Loan Agreement between Shanghai Shanda Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB100,000,000 dated January 4, 2006 (Previously filed with the Original Annual Report).

4.64	Loan Agreement between China Merchants Bank Dongfang Branch and Shengqu Information Technology (Shanghai) Co., Ltd. with respect to a loan of RMB100,000,000 dated January 4, 2006 (Previously filed with the Original Annual Report).

4.65	Entrusted Loan Agreement between Nanjing Shanda Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB100,000,000 dated January 4, 2006 (Previously filed with the Original Annual Report).

4.66	Loan Agreement between China Merchants Bank Dongfang Branch and Shengqu Information Technology (Shanghai) Co., Ltd. with respect to a loan of RMB100,000,000 dated January 4, 2006 (Previously filed with the Original Annual Report).

4.67	Cooperation Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengyue Advertisement Co., Ltd. dated January 1, 2005 (Previously filed with the Original Annual Report).

4.68	Stock Purchase Agreement between Shanda Interactive Entertainment Limited and SB Asia Infrastructure Fund L.P. dated October 15, 2004 (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

8.1	List of Subsidiaries (Previously filed with the Original Annual Report).

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a) (Filed herewith).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a) (Filed herewith).

13.1	Certification of Chief Executive Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (Filed herewith).

13.2	Certification of Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (Filed herewith).