Form 20-F
period 2006-12-31
SHANDA INTERACTIVE ENTERTAINMENT LTD
filed 2007-06-26
CIK 1278308

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
American Depositary Shares, each representing 2 ordinary shares, par value $0.01 per share	The NASDAQ Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 143,208,848 ordinary shares, par value $0.01 per share.
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
☐ Item 17      ☑ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes      ☑ No

Page
Introduction	1
Item 1. Identity of Directors, Senior Management and Advisors	2
Item 2. Offer Statistics and Expected Timetable	2
Item 3. Key Information	2
Item 4. Information on the Company	24
Item 5. Operating and Financial Review and Prospects	42
Item 6. Directors, Senior Management and Employees	65
Item 7. Major Shareholders and Related Party Transactions	74
Item 8. Financial Information	90
Item 9. The Offer and Listing	92
Item 10. Additional Information	93
Item 11. Quantitative and Qualitative Disclosures About Market Risk	99
Item 12. Description of Securities Other Than Equity Securities	100
Item 13. Defaults, Dividend Arrearages and Delinquencies	100
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	100
Item 15T. Controls and Procedures	100
Item 16A. Audit Committee Financial Expert	100
Item 16B. Code of Ethics	102
Item 16C. Principal Accountant Fees and Services	102
Item 16D. Exemptions from the Listing Standards for Audit Committees	103
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	103
Item 17. Financial Statements	103
Item 18. Financial Statements	103
Item 19. Exhibits	104
EX-4.69 ONLINE GAME SOFTWARE SUBLICENSE AGREEMENT
EX-4.70 ONLINE GAME SOFTWARE SUBLICENSE AGREEMENT
EX-4.71 ONLINE GAME SOFTWARE SUBLICENSE AGREEMENT
EX-4.72 ONLINE GAME SOFTWARE SUBLICENSE AGREEMENT
EX-4.73 ONLINE GAME SOFTWARE SUBLICENSE AGREEMENT
EX-4.74 ONLINE GAME SOFTWARE SUBLICENSE AGREEMENT
EX-4.75 ARENA SOFTWARE III LICENSING AGREEMENT
EX-4.76 UNIFIED PLATFORM VERIFICATION SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.77 UNIFIED PLATFORM VERIFICATION SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.78 UNIFIED PLATFORM CERTIFICATION SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.79 JINGLING SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.80 JINGLING SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.81 JINGLING SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.82 PHYSICAL CARD ONLINE SALES SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.83 PHYSICAL CARD ONLINE SALES SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.84 PHYSICAL CARD ONLINE SALES SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.85 VIRTUAL CARD ONLINE SALES SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.86 VIRTUAL CARD ONLINE SALES SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.87 VIRTUAL CARD ONLINE SALES SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.88 DEBIT CARD AND CREDIT CARD ONLINE SALES SYSTEM SOFTWARE LICENSING
EX-4.89 DEBIT CARD AND CREDIT CARD ONLINE SALES SYSTEM SOFTWARE LICENSING
EX-4.90 DEBIT CARD AND CREDIT CARD ONLINE SALES SYSTEM SOFTWARE LICENSING
EX-4.91 EQUIPMENT MANAGEMENT PLATFORM SOFTWARE LICENSING AGREEMENT
EX-4.92 EQUIPMENT MANAGEMENT PLATFORM SOFTWARE LICENSING AGREEMENT
EX-4.93 EQUIPMENT MANAGEMENT PLATFORM SOFTWARE LICENSING AGREEMENT
EX-4.94 OCTOPOD SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.95 OCTOPOD SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.96 OCTOPOD SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.97 USER PLATFORM SOFTWARE LICENSING AGREEMENT
EX-4.98 USER PLATFORM SOFTWARE LICENSING AGREEMENT
EX-4.99 USER PLATFORM SOFTWARE LICENSING AGREEMENT
EX-4.100 REMOTE DESKTOP SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.101 REMOTE DESKTOP SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.102 REMOTE DESKTOP SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.103 GRAPH SUPERVISION SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.104 GRAPH SUPERVISION SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.105 GRAPH SUPERVISION SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.106 SERVER LOCAL VERIFICATION SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.107 SERVER LOCAL VERIFICATION SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.108 SERVER LOCAL VERIFICATION SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.109 EXTERNAL APPLICATION SUPERVISION SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.110 EXTERNAL APPLICATION SUPERVISION SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.111 EXTERNAL APPLICATION SUPERVISION SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.112 HIDS SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.113 HIDS SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.114 HIDS SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.115 GAMEMASTER SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.116 GAMEMASTER SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.117 GAMEMASTER SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.118 KANGAROO SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.119 KANGAROO SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.120 KANGAROO SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.121 COBWEB SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.122 COBWEB SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.123 COBWEB SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.124 NETVIEW SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.125 NETVIEW SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.126 NETVIEW SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.127 EVENT PLATFORM SOFTWARE LICENSING AGREEMENT
EX-4.128 EVENT PLATFORM SOFTWARE LICENSING AGREEMENT
EX-4.129 EVENT PLATFORM SOFTWARE LICENSING AGREEMENT
EX-4.130 NETWORK LOG SUPERVISION SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.131 NETWORK LOG SUPERVISION SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.132 NETWORK LOG SUPERVISION SYSTEM SOFTWARE LICENSING AGREEMENT
EX-4.133 BUSINESS SUPPORT SYSTEM LICENSE AGREEMENT
EX-4.134 BUSINESS SUPPORT SYSTEM LICENSE AGREEMENT
EX-4.135 BUSINESS SUPPORT SYSTEM LICENSE AGREEMENT
EX-4.136 TERMINATION AGREEMENT
EX-4.137 TERMINATION AGREEMENT
EX-4.138 TERMINATION AGREEMENT
EX-4.139 STRATEGIC CONSULTING SERVICE AGREEMENT
EX-4.140 STRATEGIC CONSULTING SERVICE AGREEMENT
EX-4.141 STRATEGIC CONSULTING SERVICE AGREEMENT
EX-4.142 TECHNICAL SUPPORT AGREEMENT
EX-4.143 TECHNICAL SUPPORT AGREEMENT
EX-4.144 TECHNICAL SUPPORT AGREEMENT
EX-4.145 WEBSITE DEVELOPMENT AGREEMENT
EX-8.1 LIST OF SUBSIDIARIES
EX-12.1 CERTIFICATION OF CEO REQUIRED BY RULE 13A-14(A)
EX-12.2 CERTIFICATION OF CFO REQUIRED BY RULE 13A-14(A)
EX-13.1 CERTIFICATION OF CEO REQUIRED BY RULE 13(A)-14(B)
EX-13.2 CERTIFICATION OF CFO REQUIRED BY RULE 13(A)-14(B)

i

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
     This form contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 29, 2006 which was RMB7.8087 to US$1.00. We make no representation that the Renminbi amounts referred to in this form could have been or could be converted into U.S. dollars at any particular rate or at all. On June 22, 2007, the noon buying rate was RMB7.622 to US$1.00.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not Applicable
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable
Item 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
     The following selected consolidated statement of operations data for the five years ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2003, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. The report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company on our consolidated financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of operations data for the year ended December 31, 2002 and 2003 and our consolidated balance sheets as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
	2002	2003	2004(4)	2005	2006
	(in thousands, except per share and per ADS data)
	RMB	RMB	RMB	RMB	RMB	US$(1)
Consolidated Statements of Operations and Comprehensive Income Data
Net revenues:
Online game net revenues:
MMORPGs	326,127	580,315	994,664	1,255,341	1,240,096	158,810
Casual	—	8,313	214,513	402,968	302,800	38,777
Other revenues	94	11,352	89,548	238,302	111,564	14,287

Total net revenues	326,221	599,980	1,298,725	1,896,611	1,654,460	211,874
Cost of revenue	(122,081)	(233,701)	(471,184)	(614,427)	(689,805)	(88,338)

Gross profit	204,140	366,279	827,541	1,282,184	964,655	123,536
Operating expenses	(41,516)	(153,106)	(316,579)	(660,285)	(587,023)	(75,176)

Income from operations	162,624	213,173	510,962	621,899	377,632	48,360
Interest income and investment income	1,112	13,531	63,171	23,127	97,104	12,436
Amortization of convertible debt issuance cost	—	—	(3,524)	(18,492)	(17,490)	(2,240)
Other income (expense), net	(1,371)	61,152	83,656	174,903	133,913	17,149

Income before income tax expenses, equity in loss of affiliated companies, minority interests	162,365	287,856	654,265	801,437	591,159	75,705
Income tax expenses	(23,077)	(18,647)	(38,941)	(96,711)	(36,489)	(4,673)
Equity in loss of affiliated companies.	—	—	(4,180)	(544,268)	(26,227)	(3,358)
Minority interests	—	3,641	(1,661)	4,825	767	98

Net income	139,288	272,850	609,483	165,283	529,210	67,772

	For the year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except per share and per ADS data)
Earnings per Share Data:	RMB	RMB	RMB	RMB	RMB	US$(1)
Accretion for preferred shares	—	(24,963)	—	—	—	—
Income attributable to preferred shareholders	—	(48,358)	(82,479)	—	—	—
Income attributable to ordinary shareholders	139,288	199,529	527,004	165,283	529,210	67,772
Earnings per share, basic	1.39	2.14	4.32	1.17	3.71	0.48
Earnings per share, diluted	1.39	2.07	4.05	1.13	3.66	0.47
Earnings per ADS, basic(2)	2.78	4.28	8.64	2.34	7.42	0.96
Earnings per ADS, diluted(2)	2.78	4.14	8.10	2.26	7.32	0.94

	As of December 31,
	2002	2003	2004(4)	2005	2006
	(in thousands, except per share and per ADS data)
	RMB	RMB	RMB	RMB	RMB	US$(1)
Consolidated Balance Sheets Data:
Cash and cash equivalents	177,040	598,922	3,123,971	949,622	1,291,901	165,444
Working capital(3)	99,080	459,445	3,200,918	2,742,420	956,672	122,514
Total assets	404,695	928,978	4,291,164	4,470,453	5,145,117	658,895
Total liabilities	258,629	303,661	2,774,386	2,829,205	2,724,813	348,945
Minority interests	—	2,716	6,879	3,389	2,910	373

Total shareholders’ equity	146,066	622,601	1,509,899	1,637,859	2,417,394	309,577

(1)	Translations of RMB amounts into U.S. dollars were made at a rate of RMB7.8087 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006.

(2)	Each ADS represents two ordinary shares.

(3)	Working capital represents total current assets less total current liabilities.

(4)	Certain reclassification have been made to the consolidated financial statements of the year ended December 31, 2006 to confirm to the current year presentation.
EXCHANGE RATE INFORMATION
     The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period End
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2272	8.2769
2004	8.2770	8.2773	8.2765	8.2765
2005	8.1826	8.2765	8.0702	8.0702

2006	7.9579	8.0702	7.8041	7.8087

	Renminbi per U.S. Dollar
	Noon Buying Rate
	High	Low
December 2006	7.8350	7.8041
January 2007	7.8127	7.7705
February 2007	7.7632	7.7410
March 2007	7.7454	7.7232
April 2007	7.7345	7.7090
May 2007	7.7065	7.6463

June 2007 (through June 22)	7.668	7.6175

(1)	Annual averages are calculated using month-end rates.

Source: Federal Reserve Bank of New York
     On June 22, 2007 the noon buying rate was RMB 7.622 to US$1.00.

B. CAPITALIZATION AND INDEBTEDNESS
Not applicable
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable
D. RISK FACTORS
Risks Relating to our Business
We are substantially dependent on two online games, which accounted for approximately 70.3% of our net revenues in 2006 and which may have a finite commercial lifespan.
     We are dependent upon The Legend of Mir II, or Mir II, and The World of Legend, or Woool, for the majority of our revenue. In 2006, Mir II and Woool accounted for approximately 46.6% and 23.7% of our net revenues, respectively. These and other online games may, however, have finite commercial life spans. We believe that Mir II and Woool, which we commercially launched in the fourth quarter of 2001 and the third quarter of 2003, respectively, have already entered the mature stages of their lifecycles. Revenues from Mir II sequentially decreased in the third and fourth quarters of 2005, and revenues from Woool sequentially decreased in the fourth quarter of 2005 and first quarter of 2006. While the adoption of our new come-stay-play model in 2006 has reversed the decreasing trend in revenue, we cannot assure you that revenues will not continue to decline in the future. In order to maximize the lifespan of Mir II and Woool, we work with our licensors and rely upon in-house efforts to continuously enhance, expand and upgrade Mir II and Woool to include new features. If we fail to do so, revenue generated by Mir II and Woool may decline. Nonetheless, we expect to continue to derive a substantial portion of our net revenues from Mir II and Woool through at least 2007. Accordingly, our business, financial condition and results of operations would be materially and adversely affected by any occurrence that leads to a continued downward trend in revenue generated by Mir II and Woool, including but not limited to:
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
     In order to maintain our long-term profitability and operational success, we must continue to license or develop new online games that are attractive to our users to replace our existing online games as they reach the end of their commercial lifespan.
     Our ability to license successful online games will depend on our ability to identify games that will appeal to our users, the availability of such games at acceptable costs, our ability to compete effectively to attract the licensors of such games, and our ability to obtain government approvals required for the licensing and operation of such games. It is, however, difficult at the testing phase to determine which online games will appeal to our users. In addition, many of the games that are licensed by overseas developers were not designed specifically for China’s online game market, further complicating the task of identifying or implementing games that will appeal to our users. Moreover, due to increased competition among online game operators in China, upfront license fees for licensed games have increased and most licensors are demanding guaranteed minimum royalty payments. We may be unable to fully recover upfront and minimum royalty licensing costs if a licensed game is not popular among users.
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
     We need to maintain stable working relationships with our overseas licensors in order to ensure the continued smooth operation of our licensed online games and our continued access to new online game licenses. In 2006, we derived approximately 63.1% of our net revenues from online games that were licensed from third parties. We are dependent upon our licensors for the provision of technical support necessary for the operation of the licensed games as well as expansion packs and upgrades that help to sustain interest in a game among online users. In addition, certain marketing activities often require the consent of our licensors. Moreover, certain of our licenses may be terminated upon the occurrence of certain events, such as our material breach of the license. If a licensed game is successful during its initial term of operation, we may be required to negotiate with our licensors to extend that term of operation. For example, one of our successful casual games, BNB, is licensed from a third party with its license agreement expiring in September 2008. We may not be able to renew this license agreement with the licensor on commercially acceptable terms or at all. Our ability to maintain stable working relationships with our overseas licensors also influences our ability to license new online games developed by the same or other licensors. If we are unable to maintain stable relationships with our overseas licensors, our financial condition and results of operations may be materially and adversely affected.
We or our licensors may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us or our licensors, may materially disrupt our business.
     We cannot be certain that internally developed or licensed online games and other interactive entertainment content do not and will not infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. For example, we were subject to litigation with respect to our operation of our in-house developed game Woool when Actoz and Wemade filed copyright infringement and unfair competition claims against us in the Beijing First Intermediate People’s Court. These claims were settled in February 2007. For more details about the Actoz and Wemade litigation please see “Legal Proceedings” in Item 8 “Financial Information”. Of the fourteen games that we commercially operated as of December 31, 2006, seven are internally developed and seven are licensed form third parties. In connection with our EZ initiative, we also cooperate with numerous service and content providers that supply interactive entertainment content, such as movies, music, news and information. We or any of our licensors may become subject to legal proceedings and claims from time to time relating to the intellectual property of others. If we or our licensors are found to have violated the intellectual property rights of others, we may be required to pay damages and be enjoined from using such intellectual property, and we may incur new or additional licensing fees if we wish to continue using the infringing content, or be forced to develop or license alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.
Negative publicity in China regarding online games could lead to additional government regulations that may have a material and adverse impact on our business, financial condition and results of operations.

     The media in China has reported incidents of violent crimes allegedly inspired by or in connection with online games. In addition, incidences of excessive online game playing and allegations that online games distract students and interfere with their education have also been reported in the media. This negative publicity regarding the online game industry has led to several regulatory initiatives and could lead to additional regulation in the future. For example, in July 2005, the Ministry of Culture and the Ministry of Information Industry jointly issued an opinion which requires online game operators to develop systems and softwares for identity certification, to implement anti-addiction modifications to game rules and to restrict players under eighteen years of age from playing certain games. In addition, in August 2005, the State Administration of Press and Publications, or SAPP, proposed an online game anti-addiction system that would have reduced and eliminated experience points that a user can accumulate after three and five hours of consecutive playing, respectively. On April 5, 2007, the GAPP, Ministry of Education, Chinese Communist Party Central Committee Office of Social Ethics, Ministry of Public Security, Ministry of Information Industry, Central Committee of Chinese Communist Youth League, All-China Women’s Federation and China Working Committee for Future Generations issued The Circular on Implementation of Online Game Anti-addiction System for Protecting Physical and Mental Well-being of Minors, or the April 5 Circular. The April 5Circular has two annexes, Annex I: Online Game Anti-addiction System Development Standard and Annex II: Real Identity Verification Procedure for Online Game Anti-addiction System. According to the April 5 Circular and its annexes, online game players will be required to register with their real names and identity card numbers. The anti-addiction system will only be applied to players that are under eighteen years of age. The April 5 Circular provides that the online game operators shall develop the anti-addiction system with real identity verification functions in accordance with the Online Game Anti-addiction System Development Standard and Real Identity Verification Procedure for Online Game Anti-addiction System during the period from April 5, 2007 to June 15, 2007, test the system during the period from June 15, 2007 to July 15, 2007 and then formally implement the system beginning from July 16, 2007. Violation of the April 5 Circular may incur regulatory sanctions, including monetary fines, forced termination of online game operations and recovation of our licenses needed for operations. The formal implementation of the anti-addiction system and other regulations which may be mandated in response to negative publicity could have a material and adverse impact on our business, financial condition and results of operations.
We face significant competition which could reduce our market share and adversely affect our business, financial condition and results of operations.
     The online game market in China is increasingly competitive. Our results of operations to date may be a result, in part, of a first-mover advantage which may not continue to be available to us. A significant number of competitors have entered the online game business in China. We expect more companies to enter the market and we expect a wider range of online games to be introduced to the China market. Competition from other online game operators, both based in China as well as overseas, is likely to increase in the future. Other online game operators or developers, such as China-based Netease, The9, Zhengtu, Perfect Space and 9you, as well as overseas-based Electronic Arts, NCsoft and Nexon, are current, or potential future, competitors. As the online game industry in China is relatively new and constantly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other commercial relationships with, larger, well-established and well-financed companies and therefore obtain significantly greater financial, marketing and game licensing and development resources than we have. In addition, increased competition in the online game industry in China could make it difficult for us to retain existing users and attract new users. Moreover, game consoles that have achieved significant successes in markets other than China have not yet formally entered the market in China due to regulatory and other concerns. If these game consoles, many of which are strengthening their online game features, formally enter the market in China, we would face additional competition. We also compete with other forms of entertainment, such as television and movies. If we are unable to compete effectively in China’s online game market as well as China’s entertainment market, our business, financial condition and results of operations could be materially and adversely affected.
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
     In late November 2005, we replaced the pay-to-play revenue model with a “Come-Stay-Pay,” or CSP, revenue model for three of our leading MMORPGs: Mir II, Woool and Magical Land. We have since adopted this revenue model for our casual games and most of our MMORPGs. Under the CSP revenue model, end users are able to play the basic functions of these MMORPGs for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. We have licensed a number of new games, including but not limited to ArchLord, Kong Fu Masters and LaTale, which will all be operated under the CSP model. In 2006, net revenue generated from games operated under the CSP model accounted for 92.0% of our net revenue. Although we believe this new revenue model has initially shown promising results and will benefit our company in the long run, we cannot assure that it will ultimately be successful, or that it will not have a negative impact on our financial condition and results of operations. Any material reduction in revenue would have a material and adverse affect on our financial condition and results of operations.
There are risks associated with our pursuit of growth through acquisitions and strategic investments.
     In recent years we have pursued, and in the future we may continue to pursue, growth through acquisitions and strategic investments. We acquired or invested in eight businesses in 2004 and 2005 with a total value of US$421.0 million. In May 2005, we completed the second step of a two-step acquisition of Shanghai Haofang Online Information Technology Co., Ltd., or Haofang, at a total purchase price of US$56.0 million. In February 2005, we completed our purchase of an approximately 19.5% stake in SINA Corp., or SINA, at a total purchase price of US$227.6 million. In February 2005, we also completed the purchase of a 29% stake in Actoz, increasing our total stake to approximately 38.1%, at a total purchase price at US$106.1 million. In 2006 and 2007, we purchased additional Actoz shares on the open market and increased our total stake to approximately 49.48% as of June 22, 2007. In July 2004, we acquired Hangzhou Bianfeng Software Co., Ltd., or Bianfeng, at a total purchase price of US$20.0 million. For more information on our acquisitions, see “Recent Acquisitions” in Item 5 “Operating and Financial Review and Prospects” and “History and Development of the Company ” in Item 4 “Information on the Company”. These acquired or invested companies operate businesses that complement our core online game business or represent related but new lines of business. We may, however, fail to realize the synergies contemplated at the time of executing these transactions, which could negatively impact our financial condition and results of operations. For example, we completed the purchase of our controlling stake in Actoz, the co-owner of Mir II, in February 2005, for a total consideration of RMB878million (US$106.1 million), which represented an 81% premium over the open market price at the time that we entered into the purchase agreement in October 2004. In the fourth quarter of 2005, however, we recorded a non-cash impairment charge of RMB521.5 million (US$64.6 million) to reflect the fair value of our 38.1% stake in Actoz. We recognized the impairment charge primarily as a result of the continued decline in royalties payable to Actoz from our operation of Mir II in China. The decision to recognize impairment was also influenced by the decline in market price for shares of Actoz, which in the fourth quarter of 2005 was determined to be other than temporary, mainly due to the continued decline in Mir II royalties. In addition, as of December 31, 2006, the goodwill and intangibles relating to Haofang amounted to approximately RMB400 million (US$51.28 million). In accordance with SFAS No. 142, goodwill and intangible assets are tested for impairment at the reporting unit level annually or when there are indicators of impairment. Haofang experienced substantial year over year decline in profit and revenue in 2006. Additionally, the founders and key management of Haofang left the company during the first half of 2006. Our management obtained an independent valuation to ascertain the fair value of Haofang as of October 31, 2006. Based on the valuation report and their own assessment, our management concluded that there was no impairment in the carrying value of Haofang for 2006. We will continuously monitor the operation of Haofang for any impairment indicators. If the actual cashflow for 2007 does not reflect our management’s current estimates, an impairment in this investment may be necessary for 2007. Additional risks associated with acquisitions and strategic investments include the following:
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
     We cannot assure you that we will have the ability to effectively integrate the operation of the acquired companies into our own and achieve the synergies contemplated at the time of entering into these transactions. If we are unable to achieve the synergies contemplated at the time of acquiring these businesses, the carrying value of the acquired companies may not be recoverable. We are required by U.S. GAAP to review the impairment of goodwill at least on an annual basis. If an impairment is determined and charged to the earnings in our financial statements, our financial condition and results of operations may be materially and adversely affected.
While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.
     This annual report does not include an attestation report by our registered public accounting firm regarding internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report. We will be required to include an attestation report from our registered public accounting firm in our annual report for the fiscal year ending on December 31, 2007. However, we cannot assure that we will be able to provide a registered public accounting firm’s attestation report on internal control over financial reporting in our annual report on Form 20-F for the fiscal year ending on December 31, 2007. If we fail to implement the requirements of Section 404 in a timely manner or with adequate compliance, our registered public accounting firm may be unable to provide a written attestation as to the effectiveness of our internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur significant costs in improving our internal control system and the hiring of additional personnel. Any such action could increase our costs relative to our revenues, thereby reducing our operating margins and could negatively affect the market price of our ADSs.

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
     Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is much lower than in the United States. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of personal Internet access, in contrast with Internet access through Internet cafes, remains relatively high in comparison to the average per capita income in China. In addition, the PRC government has recently promulgated regulations to curb the growth of internet cafes. See Item 3.D. “Risk Factors—Risks Relating to Regulation of the Internet and to Our Structure—The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafes, which are currently the primary venue for our users to play online games. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our customer base.” The limited use of personal computers in China and the relatively high cost of personal Internet access may limit the growth of our business. Furthermore, any Internet access or telecommunications fee increase could reduce the number of users that play our online games.
Our business could suffer if we do not successfully manage our growth.
     Our recent growth has placed significant strain on our management, operational, financial and other resources. For example, the total number of our employees increased from 562 as of December 31, 2003 to 1,429 as of December 31, 2004, and to 2,392 as of December 31, 2005. During 2006, we reduced the total number of our employees to 1,906 as of December 31, 2006 in order to streamline operations and reduce costs. In addition, certain of our directors, officers and key employees that have recently joined our company will need time to learn our business and successfully integrate themselves into our company. In addition, as a result of our growth we need to continue to develop and expand our financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.
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
     Certain of our PRC companies, including Shengqu, Shanda Networking, Hangzhou Bianfeng and Nanjing Shanda, enjoy preferential tax treatments, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. These four subsidiaries, Shengqu, Shanda Networking, Hangzhou Bianfeng and Nanjing Shanda benefit from a 15% preferential income tax rate. In addition, Shengqu was granted an income tax exemption for 2003 and 2004, followed by a three year tax holiday during which it is subject to a 7.5% preferential income tax rate; in the second quarter of 2006, Hangzhou Bianfeng was granted an income tax exemption for 2005; and in the third quarter of 2005, Nanjing Shanda was granted an income tax exemption for 2005 and 2006. After receiving approval for tax exemption treatment, the income tax already paid in 2005 by Hangzhou Bianfeng and Nanjing Shanda prior to receipt of approval was reversed in the second quarter of 2006 and and in the third quarter of 2005, respectively. As a result of these preferential tax treatments, our effective income tax rate for 2006 was 6.2%.
     On March 16, 2007, the National People’s Congress of the PRC, or NPC, passed the new PRC Enterprise Income Tax Law, or New EIT Law, which will come into effect on January 1, 2008 and will replace the existing enterprise income tax laws applicable separately to foreign invested enterprises and domestic invested enterprises. After the New EIT Law becomes effective on January 1, 2008, both foreign invested enterprises, which are currently subject to preferential tax treatments, and domestic invested enterprises, which are currently subject to a standard enterprise income tax rate of 33%, will be subject to the unified enterprise income tax rate of 25% under the New EIT Law. Preferential enterprise income tax rate of 15% and 20% are made available to recognized high-tech enterprises and qualified small-scale enterprises under the New EIT Law respectively. In addition, the New EIT Law sets a general withholding tax rate of 20% on China-sourced income, such as dividends, interest, rent, royalties, capital gains, and other items, received by non-resident enterprises.
     The New EIT Law provides that enterprises established before March 16, 2007 remain eligible for lower enterprise income tax rates offered under the current tax laws and regulations. However, such enterprises will be subject to a transitional phase out period of 5 years starting from January 1, 2008 during which their rates will gradually increase to the standard rate of 25% under the New EIT Law. Enterprises established before March 16, 2007 that are eligible for tax exemptions and reductions may continue to enjoy such tax preferential treatments until those tax preferential treatments expire. It is anticipated that detailed implementing rules and supporting interpretive circulars of the New EIT Law will be issued by the State Council and relevant government authorities in the next few months. The New EIT Law and any other changes to our effective tax rate could have a material and adverse effect on our business, financial condition and results of operations.
     In 2004, 2005 and 2006 we also received aggregate government financial incentives of RMB88.1 million, RMB137.3 million and RMB83.9 million (US$10.7 million), respectively, which were calculated with reference to taxable revenue and taxable income. For Shengqu and Shanda Networking, incentives granted with reference to taxable revenue on which we pay business tax have a term of 3 years and for incentives granted with reference to taxable income on which we pay income tax have a term of 8 years. For Shengqu and Shanda Networking, the term of the government financial incentives for taxable revenues expired as of December 31, 2005 and December 31, 2004, respectively. The government financial incentives were reduced substantially in 2006 and for all subsequent years. Eligibility conditions for the government financial incentives we receive require that we continue to meet a number of financial and non-financial criteria and our continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these government financial incentives, generally with prospective effect. If we had not received these government financial incentives in 2004, our income before income tax expenses, equity in loss of affiliated companies, and minority interests would have been RMB566.2 million, a decrease of 13.5% from the reported amount. If we had not received these government financial incentives in 2005, our income before income tax expenses, equity in loss of affiliated companies, and minority interests would have been RMB664.1 million, a decrease of 17.1% from the reported amount. If we had not received these government financial incentives in 2006, our income before tax expenses, equity in loss of affiliated companies and minority interests would have been RMB507.3 million (US$65.0 million), a decrease of 14.2% from the reported amount. As the receipt of these government financial incentives are subject to periodic time lags and inconsistent municipal government practice on payment times, for so long as we continue to receive these government financial incentives, our net income in a particular quarter may be higher or lower relative to other quarters based on the potentially uneven receipt by us of these government financial incentives in addition to any business or operating related factors we may otherwise experience.
     We cannot assure you that we will continue to enjoy these preferential tax treatments or government financial incentives in the future. The discontinuation or reduction of these preferential tax treatments or government financial incentives could materially and adversely affect our business, financial condition and results of operations. Please see Item 5 for a discussion of the duration of these preferential tax treatments or government financial incentives.
We may become a passive foreign-investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.
     Based upon projected composition of our income and valuation of our assets, including goodwill, we believe we are not a passive foreign investment company, or PFIC, and do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares and ADSs, which is subject to change.
     We cannot assure you that we will not be a PFIC for 2007 or any future taxable year. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please, see the subsection “Taxation” included in Item 10 “Additional Information”.
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
     We believe that we are engaged primarily in the businesses of, among other things, developing and operating online games. In addition, less than 40% of the fair market value of our assets is represented by investment securities. As a result, we believe, that we are not an investment company as that term is defined under the Investment Company Act. We may, however, be required to take significant actions that are contrary to our business objectives to avoid being deemed an investment company in the future. We may, for example, need to hold a significant portion of our assets and invest portions of our cash flows in low-yielding investments or we may need to acquire additional income or loss generating assets that we might not otherwise have acquired. In addition, we may need to sell all or a portion of our minority investments in Actoz, or forego opportunities to acquire minority interests in other companies that could be important to our strategy.
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
Changes to existing accounting pronouncements, including SFAS 123R, taxation rules, including FIN48, or practices may adversely affect our reported results of operations or how we conduct our business.
     A change in accounting pronouncements, taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. Pursuant to SEC rules, we are required to implement the Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123R, starting in the first quarter of 2006. SFAS 123R requires us to measure compensation costs for all share-based compensation at fair value and take compensation charges equal to that value. The requirement to measure compensation costs for all share-based compensation under SFAS 123R could negatively affect our profitability and the trading price of our ADSs. SFAS 123R and the impact of expensing on our reported results could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements or taxation rules, such as FIN48, and varying interpretations of accounting pronouncements have occurred and may occur in the future. This change to existing rules, future changes, if any, or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.
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
You should not place undue reliance on our financial guidance, nor should you rely on our quarterly operating results as an indication of our future performance because our results of operations are subject to significant fluctuations.
     We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside of our control. Significant fluctuations in our quarterly operating results could be caused by any of the factors identified in this section, including but not limited to our ability to retain existing users, attract new users at a steady rate and maintain user satisfaction; the announcement or introduction of new games or update to existing games by us or our competitors; technical difficulties, system downtime or Internet failures; seasonality of the online game market; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; governmental regulation; seasonal trends in Internet use; a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our spending quickly; and general economic conditions and economic conditions specific to the online game and China market. As a result of these and other factors, you should not place undue reliance on our financial guidance, nor should you rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our quarterly revenue and earnings per share guidance is our best estimate at the time guidance is provided. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ADSs could decline and you could lose part or all of your investment.

Risks Relating to Regulation of the Internet and to Our Structure
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online game industry, we could be subject to severe penalties.
     On December 11, 2001, the PRC State Counsel promulgated the Foreign-Invested Telecommunications Enterprises Regulation, or the FITE Regulation, which became effective on January 1, 2002. Under the FITE Regulation, foreign ownership of companies that provide value-added telecommunication services, which includes online game operation, is limited to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China or to provide Internet information content, such as online advertising. We are a Cayman Islands exempted company and we conduct our operations in China primarily through Shengqu, our indirectly wholly owned subsidiary. We and Shengqu are foreign or foreign-invested enterprises under PRC law and accordingly are ineligible to apply for a license to operate online games or to sell online advertising. In order to comply with foreign ownership restrictions, we operate our online game business in China through Shanda Networking, which is wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our executive senior vice president, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Shanda Networking, Nanjing Shanda, Hangzhou Bianfeng, or our PRC operating companies, and other subsidiaries of Shanda Networking hold the licenses and approvals that are required to operate our online game business and to sell online advertising on our web pages and Shengqu owns the substantial majority of physical assets. Shengqu has entered into a series of contractual arrangements with Shanda Networking and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanda Networking and accordingly we consolidate the results of operations of Shanda Networking and its subsidiaries in our financial statements. For a description of these contractual arrangements, see “Organizational Structure” in Item 4, “Information on the Company” and Item 7 “Major Shareholders and Related Party Transactions”.
     On July 13, 2006, the MII issued The Circular of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunication Services, or the “MII Circular 2006.” Under the MII Circular 2006, since the FITE Regulation went into effect, some foreign investors have been engaged in value-added telecom services illegally by conspiring with domestic value-added telecom enterprises to circumvent the requirements of the FITE Regulations by delegating domain names and licensing trademarks.
     In order to further intensify the administration of FITEs, the MII Circular 2006 provides that any domain name or trademark used by a value-added telecom carrier shall be legally owned by such carrier or its shareholders. The MII Circular 2006 also provides that the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide. In addition, value-added telecom carriers are required to establish or improve the measures of ensuring safety of network information. As to the companies which have obtained the operating licenses for value-added telecom services, they are required to conduct self-examination and self-correction according to the said requirements and report the result of such self-examination and self-correction to the provincial branches of the MII.
     Accordingly, Shengqu and Shanda Networking have certain corrective measures in order to achieve compliance with MII Circular 2006. Shengqu has transferred to Shanda Networking 22 domain names primarily used by the PRC operating companies. In addition, Shengqu will execute the transfer to Shanda Networking of 26 trademarks at the Trademark Office of State Administration of Industry and Commerce, or SAIC.
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
     We also could face material and adverse tax consequences if the PRC tax authorities determine that our contracts with our PRC operating companies were not entered into based on arm’s length negotiations. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recorded by our PRC operating companies, which could adversely affect us by:
•	increasing our PRC operating companies’ tax liability without reducing Shengqu’s tax liability, which could further result in late payment fees and other penalties to our PRC operating companies for under-paid taxes; or

•	limiting Shengqu’s ability to maintain preferential tax treatments and government financial incentives, if the transfer pricing adjustment is significant.
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
     We are a Cayman Islands holding company and substantially all of our operations are conducted through our subsidiary, Shengqu, and our PRC operating companies. We rely principally on dividends and other distributions on equity paid by Shengqu for our cash requirements, including the funds necessary to allow us to pay dividends on the shares underlying our ADSs and the funds necessary to service any debt we may incur, or financing we may need for operations other than through Shengqu. If Shengqu incurs debt on its own behalf in the future, the instruments governing the debt may restrict Shengqu’s ability to pay dividends or make other distributions to the intermediate holding company and thus to us. We generate substantially all of our revenues through contractual arrangements with our PRC operating companies. However, PRC governmental authorities may require us to amend these contractual arrangements in a manner that would materially and adversely affect Shengqu’s ability to pay dividends and other distributions to us. Furthermore, PRC legal restrictions permit payments of dividends by Shengqu only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, Shengqu is also required to set aside a portion of its net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiary and our affiliated PRC entities are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1,588.6 million (US$203.4 million), or 65.7%, of our total consolidated net assets as of December 31, 2006. Any limitation on the ability of our PRC subsidiary and our affiliated PRC entities to transfer funds to us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.
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
     In 2005, regulations were promulgated by the State Administration of Foreign Exchange, or SAFE, that require registration with local SAFE offices in connection with direct or indirect offshore investment by PRC residents, including PRC individual residents and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and also apply to our prior and future offshore acquisitions. In particular, the SAFE regulations require PRC Residents to file with competent SAFE offices information about offshore companies in which they have directly or indirectly invested and to make follow-up filings in connection with certain material transactions involving such offshore companies, such as increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, or external guarantees, or other material events that do not involve return investment.
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
     We currently operate a large number of websites, the domain names of which are registered under the names of Shanda Networking and Shengqu. In order to streamline and optimize our Internet publication businesses, we have started to put all of our Internet publication businesses, including our editing, content supervision, publication, and other related businesses, under Shanda Networking. We have reported to the Ministry of Information Industry of the change and Shanda Networking has applied to the State Press and Publications Administration for expanding its Internet publication license from the publication of online games to encompass books, newspapers, periodicals, music and video products, works in the fields of literature, art, natural science, social science, engineering, and other electronic publications. We believe that Shanda Networking has satisfied all qualifications required to obtain the permission for license expansion and we do not believe that, while its application is pending, the regulatory authorities will take any action against it. However, we cannot assure you that it will obtain this approval or that the regulatory authority will not take any action against it.
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
     In February 2007, the Ministry of Public Security, the Ministry of Culture, the Ministry of Information Industry and the State Administration of Press and Publication jointly issued a circular regarding online gambling. In an effort to clamp down on online games that involve gambling and online betting as well as address concerns that “virtual money” might be used for money laundering or illicit trade, the circular (1) requires that the online game operators shall not charge commissions that employ “virtual money” or other means in relation to winning or losing of games; (2) requires online game operators to set up quantity limits in guessing and betting games by using game points; (3) bans the exchange of “virtual money” into real currencies or properties; and (4) bans the provision of services for game points transfer among game users. We believe our online operations are in compliance with the provisions of this circular in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of this circular, and we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to our view. If the PRC regulatory authorities deem our online operations to be in violation of this circular, our business will be materially and adversely affected.
The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafes, which are currently the primary venue for our users to play online games. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our customer base.
     In April 2001, the PRC government began tightening its regulation and supervision of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. The PRC government has also imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. Moreover, the State Administration of Industry and Commerce, one of the government agencies in charge of Internet cafe licensing, and other government agencies jointly issued a notice in February 2004 suspending the issuance of new Internet cafe licenses for a period of six months. On February 15, 2007, 14 PRC government departments jointly issued a circular in connection with the strengthening of Internet café and online game administration. According to the circular, local authorities are barred from issuing new Internet café licenses for the remainder of 2007. It is unclear when this suspension will be lifted, if at all. Since a substantial portion of our users play our games in Internet cafes, any reduction in the number, or slowdown in the growth, of Internet cafes in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues and expand our customer base, thereby reducing our profitability and growth prospects.
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
     The PRC economy differs from the economies of most developed countries in many respects, including in the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth since the late 1970’s, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented numerous measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
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
     The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic and business matters. The overall effect of legislation since 1979 has been a significant enhancement of the protections afforded to various forms of foreign-invested enterprises in mainland China. Our PRC operating subsidiary, Shengqu, is a wholly foreign owned enterprise, or WFOE, which is an enterprise incorporated in mainland China and wholly-owned by foreign investors. Shengqu is subject to laws and regulations applicable to foreign investment in mainland China in general and laws and regulations applicable to WFOEs in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.
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
     Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. As a result of this policy change, the Renminbi has appreciated approximately 2.5% and 3.4% against the U.S. Dollar in 2005 and 2006, respectively. In May 2007, the PRC government widened the daily trading band of the Renminbi against a basket of certain foreign currencies from 0.3% to 0.5%. As a result, the exchange rate of Renminbi against U.S. dollar appreciated to 1:7.617 as of June 19, 2007. It is possible that the PRC government could adopt a more flexible currency policy, which could result in further and more significant revaluation of the Renminbi against the U.S. dollar or any other foreign currency, including possible devaluations. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of Renminbi against the U.S. dollars could negatively impact our results of operations. Moreover, we have material monetary assets and liabilities denominated in U.S. dollars, which mainly consists of our bank deposits, investments in marketable securities and affiliated companies and the convertible notes payable. The fluctuation of foreign exchange rate affects the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, appreciation of Renminbi against U.S. dollars results in a foreign exchange loss for monetary assets denominated in U.S. dollars, and a foreign exchange gain for monetary liabilities denominated in U.S. dollars. On the contrary, devaluation of Renminbi against U.S. dollars results in a foreign exchange gain for monetary assets denominated in U.S. dollars, and a foreign exchange loss for monetary liabilities denominated in U.S. dollars.
     Effective from January 1, 2007, Shanda Interactive Entertainment Limited, our listed company incorporated in Cayman Islands, changed its functional currency from Renminbi to US dollars due to changes in its economic facts and circumstances, including an active plan to explore overseas market. Going forward, the exchange gain or losses from revaluation of the monetary assets and liabilities denominated in US dollars of Shanda Interactive Entertainment Limited will not be recorded in the statement of operations, but instead will be treated as a cumulative translation adjustment under shareholders’ equity in the balance sheet.
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
     Since our revenues are primarily denominated in Renminbi, our valuation could be materially and adversely affected by the devaluation of the Renminbi if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. In addition, certain of our acquisitions may expose us to additional currency fluctuations that would affect our reported valuation of those holdings. Actoz, which we account for under the equity method, is a South Korean company; changes in its valuation as a consequence of fluctuations in the Korean Won would be reflected in our valuation.
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
We face risks related to health epidemics and other outbreaks of contagious diseases, including avian influenza, or avian flu, and SARS.
     Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. There have been recent reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.
Risks Relating to our ADSs
One shareholder has significant control over the outcome of our shareholder votes.
     As of March 31, 2007, Skyline Media beneficially owned approximately 56.4% of our outstanding equity interests. Accordingly, Skyline Media has and is expected to maintain significant control over the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.
If our controlling shareholder, Skyline Media, which holds approximately 56.4% of our ordinary shares, chose to dispose of a material portion of the ordinary shares that it holds, the prevailing market price for our securities may decline.
     As of March 31, 2007, Skyline Media beneficially owned 81,070,090 of our ordinary shares, representing approximately 56.4% of our outstanding ordinary shares. The beneficial owners of Skyline Media are Tianqiao Chen, our chairman and chief executive officer, Danian Chen, our executive senior vice president and the brother of Tianqiao Chen, and Qianqian Luo, our director and the wife of Tianqiao Chen. Tianqiao Chen and Qianqian Luo beneficially own an additional 2,188,388 of our ordinary shares through DBS Trustees Ltd as trustee for the Jade Trust and 266,200 ordinary shares that maybe issued upon exercise of stock options that are held by DBS Trustees Limited acting as trustees of the Jade Trust and Danian Chen beneficially owns an additional ,1,023,170 of our ordinary shares through DBS Trustees Ltd as trustee for the Chi Feng Trust and 133,100 ordinary shares that may be issued upon exercise of stock options that are held by DBS Trustees Limited acting as trustees of the Chi Feng Trust.
     In June 2005, Jade Trust adopted pre-arranged stock trading plans in accordance with Rule10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, and the Company’s trading policy with respect to sales of the Company’s securities by insiders. As of the 10b5-1 plan’s expiration on August 15, 2006, 322,000 ordinary shares had been sold pursuant to the plan. If Skyline Media chooses to sell a material portion of the ordinary shares that it holds, or indicate its intention to do so, the prevailing market price for our securities may decline.
The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.
     The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering in May 2004, the sale prices of our ADSs on the Nasdaq National Market ranged from US$10.58 to US$45.40 per ADS and the last reported sale price on June 22, 2007 was US$28.58. Our ADS price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. In addition, the existence of our Zero Coupon Senior Convertible Notes due 2014 that we issued in October 2004, or the convertible notes, may encourage short selling in our ADSs by market participants because the conversion of the convertible notes could depress the price of our ADSs.
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

     Our principal executive offices are located at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, China. Our telephone number is (86-21) 5050 4740. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
     In November 2001, we commercially launched Mir II, our first massively multiplayer online role-playing game, or MMORPG. In March 2003, we commercially launched Fortress II, our first casual game, and in October 2003, we launched Woool, our first in-house developed online game. As of December 31, 2006, Shanda commercially operates fourteen online games, including eight MMORPGs, six casual games, one network PC game platform and two online chess and board game platforms. In 2006, total peak concurrent users for all Shanda games in commercial service reached 2.45 million.
     In addition to our comprehensive online game portfolio, in 2005 Shanda introduced the EZ Center platform, a unified software solution on top of our service platform that integrates entertainment and informational content from the Internet and provides users with access to such content through a user-friendly interface. For more information on the EZ initiative, see also “Business Overview” in Item 4 “Information on the Company, Item 5 “Operating and Financial Review and Prospects,” and Item 3 “Risk Factors”.
     In the fourth quarter of 2005, we adopted a “Come-Stay-Pay”, or CSP, revenue model for three of our MMORPGs: Mir II, Magical Land and Woool. In 2006, we began operating several other games under this revenue model, including ArchLord, and plan to adopt this new revenue model for our other existing or new MMORPGs going forward, depending on the game type and lifecycle. For more information on the new revenue model, see also “Business Overview” in Item 4 “Information on the Company”, Item 5 “Operating and Financial Review and Prospects,” and Item 3 “Risk Factors”.
     As part of our efforts to further broaden our content offerings and expedite our growth, we have developed our business through a number of strategic acquisitions and investments, including the following:
•	In July 2004, we acquired Hangzhou Bianfeng Software Co. Ltd., or Bianfeng, a developer and operator of online chess and board games in China;

•	In October 2004, we completed the second step of a two-step acquisition of Beijing Digital Red Software Application Technology Co., Ltd., or Digital Red, a developer of mobile phone games;

•	In September 2004, we acquired Shanghai Xuanting Entertainment Information Technology Co., Ltd., which operates Qidian, an online literature forum;

•	In February 2005, we also completed the purchase of a 29% stake in Actoz, the co-owner of MIR II, increasing our total stake to approximately 38.1%. Actoz is a Korean developer, operator and publisher of online games. During the period from January 2007 to June 22, 2007, we purchased an additional 802,364 ordinary shares of Actoz through the open market and increased our stake in Actoz to 49.48% as of June 22, 2007;

•	In February 2005, we also completed our purchase of an approximately 19.5% stake in SINA Corporation, or SINA, an online media company and value-added service provider in China. Subsequently, we decided to sell our entire stake in SINA through the following open-market transactions: 3,703,487 shares of SINA for US$99.1 million (RMB779.9 million) on November 6, 2006; 4,000,000 shares of SINA for US$129.6 million (RMB1.0 billion) on February 8, 2007; 1,066,344 shares of SINA for US$38.1 million (RMB297.5 million) on May 11, 2007; and 1,051,934 shares of SINA for US$38.4 million (RMB299.9 million) on May 15, 2007.

•	In May 2005, we completed the second step of a two-step acquisition of Shanghai Haofang Online Information Technology Co. Ltd., or Haofang, the operator of the largest network PC game platform in China; and

•	In November 2005, we acquired Wenzhou Chuangjia Technology Co., Ltd., or Gametea, which develops chess and board games and operates Gametea, a casual game platform in China.
     We have also made the following issuances of securities:
•	In October 2004, we placed US$200 million in aggregate principal amount of zero coupon senior convertible notes in a private placement transaction pursuant to Rule 144A under the Securities Act of 1933, as amended. On October 26, 2004, the underwriters of this zero coupon senior convertible notes offering exercised their option to purchase an additional US$75 million in aggregate principal amount of notes.

•	In May 2004, we and certain of our shareholders completed an initial public offering and sale of 13.8 million ADSs, priced at US$11 per ADS.
B. BUSINESS OVERVIEW
     Shanda Interactive Entertainment Limited is a leading interactive entertainment media company and the largest operator of online games in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role playing games, or MMORPGs, and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literary works and music.
     Our core online game business includes the operation of online games that are either licensed from third-parties or developed in-house. In 2006, our commercially launched games had approximately 2.45 million peak concurrent users. In 2006, we commercially launched a MMORPG Archlord and a casual game Crazy Kart, and began open-beta testing for a 3D MMORPG titled Dungeons & Dragons Online. We also started to test several in-house developed online video games for our EZ Platform in late 2006.
     In late November 2005, we introduced a “Come-Stay-Pay”, or CSP, revenue model for three of our leading MMORPGs, Mir II, Woool, and Magical Land. Under the new revenue model, users are able to play the basic functions of an MMORPG for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. In 2006, our CSP revenue model was expanded to most of our MMORPGs, which we believe has helped us to reverse declining revenue trends and achieve consecutive revenue growth over the last three quarters of 2006. The CSP model allows us to make frequent adjustments to meet the changing demands of users in order to enhance game interaction and create a better game community. In addition, the CSP model offers flexible ways to generate revenues, including attracting more users, increasing the number of active paying accounts and growing average monthly revenue per active paying account, or ARPU.
     In 2005, we introduced our EZ Center platform as a unified software solution on top of our service platform, designed to integrate entertainment and informational content from the Internet and provide users with access to such content through a user-friendly interface. The EZ Pod, which is the first product launched off our EZ Center platform, enables PC users to navigate and access the aggregated Internet content over our EZ Center platform using a remote control. In 2006, we modified our EZ Center platform strategy to focus on providing PC users with console-like game experiences.
     Our operating platform includes our technology infrastructure, distribution and payment system, customer service center, game content management and marketing platform. As of December 31, 2006, our technology infrastructure consists of a nation-wide server network with the capacity to accommodate approximately 8.8 million concurrent online users. Our nation-wide distribution and payment network includes approximately 316,000 distribution points for our pre-paid cards. Our customer service system includes a 24-hour call center and a walk-in customer service center. In addition, for each of our online games we have a separate game content management team which manages the operation of the game and the online community for the game.

Our Content
     Our content offerings primarily consist of online games, including MMORPGs and casual games, as well as online chess and board games, a network PC game platform and wireless games. In addition, through our EZ Center platform we plan to provide PC users with console-like game experiences. As of December 31, 2006, we have started open beta testing of this new online video game platform.
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
     Most of our MMORPGs are now operated under our CSP revenue model, which by the end of 2006 has largely replaced our traditional subscription-based pay-to-play revenue model, where users purchase pre-paid cards to play for a fixed number of hours or for an unlimited amount of time within a specified number of days. Under the CSP model, users are able to play the basic functions of a MMORPG for free and may choose to purchase in-game value-added services, as well as certain in-game items and premium features, which enhance the game experience. Same as our traditional subscription-based pay-to-play revenue model, payment is collected upon the sale of our pre-paid cards under the CSP model. However, game points are consumed as users purchase value-added services and in-game items, instead of as users play the games, which allows us to create additional sources of revenue by offering increased in-game items and premium features through new expansion packs.
     In preparation for the commercial launch of a new game, we conduct closed beta testing of the game in an effort to eliminate technical problems. This closed beta testing is followed by open beta testing in which we allow our registered users to play without charge in open market conditions to ensure performance consistency and stability of operation systems.
     As of December 31, 2006, the following table summarizes the MMORPGs or other massively multiplayer online games that we offer.

Game	Description	Game Source	Date of Commercial Launch
Mir II	Martial arts adventure	Licensed	November 2001
Woool	Martial arts adventure	In-house developed	October 2003
The Sign	3D martial arts adventure	In-house developed	May 2004
The Age	Society simulation	In-house developed	June 2004
Magical Land	Fantasy role-playing	In-house developed	July 2005
D.O.	3D martial arts adventure	Licensed	August 2005
R.O.	Fantasy role-playing	Licensed	September 2005
Archlord	3D martial arts adventure	Licensed	July 2006
     In 2006, total peak concurrent users for all Shanda MMORPGs in commercial service reached 947,000. Shanda launched Archlord in July and began open beta testing of Dungeons & Dragons Online in August, which is a 3D fantasy role playing game. In the fourth quarter of 2006, we also released expansion packs for Mir II and Woool titled Treasury Box and Evil Inside I.
     In February 2007, we entered into a license agreement with our affiliate, Actoz, a Korean online game developer, for the operation of Latale, a side-scrolling role playing game, in China. Latale was commercialized in April 2007.
     In February 2007, Shanda also entered into a license agreement with a leading Korean online game developer to operate Changchun Online, a highly anticipated 3D MMORPG, in China. Changchun Online is based on the popular Chinese novel “The Romance of Three Kingdoms”.
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
     We generally use the CSP revenue model to charge users of our casual games. As a result, users are able to play the basic functions of our casual games for free and may choose to purchase in-game items and premium features, which enhance the game experience.
     As of December 31, 2006, the following table summarizes the casual games that we offer.

Game	Description	Game Source	Launch
BNB	Battle	Licensed	August 2003
GetAmped	3D fighting game	Licensed	May 2004
Maple Story	Side-scrolling combat game	Licensed	August 2004
Three Kingdoms	Strategy combat	In-house developed	September 2005
Shanda Richman	3D Strategy Operation	In-house developed	December 2005
Crazy Kart	3D racing game	In-house developed	March 2006
     In addition to the casual games listed above, we have entered into a license agreement to operate Kong-Fu Masters, a domestic 3D martial arts fighting game in September 2006. The game features a cast of well-known characters from Chinese folklore and history including the Monkey King and Mulan. In March 2007, we entered into a license agreement with Korean online game company Nowcom to operate TalesRunner, a 3D online sports-themed running game, in mainland China. The game is expected to enter commercialization in China during the third quarter of 2007. In June 2007, we entered into a license agreement with Korean online game developer Actoz for the exclusive license to operate X-Up, a 3D online table tennis game, in mainland China.
     In 2006, our commercially launched casual games, including the casual games operated by or played on the platforms provided by Bianfeng, Haofang and Gametea, had approximately 1,558,000 peak concurrent users.
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
Wireless Games
     Through Digital Red, which we completed the two-step acquisition of in October 2004, we develop and offer wireless games to end users of mobile phones. Digital Red offers nearly 500 individual mobile games and several online mobile games, for example, the mobile versions of Woool and Magical Land, to end users through arrangements with various mobile phone manufacturers. Going forward, Digital Red plans to focus on developing and distributing online mobile games.
Content on EZ Platform
     We provided online video games, music, movie and other entertainment content through our EZ Platform which we introduced in 2005. Based on the feedback from our end users, we found the most popular application to be our console-like online video games played on the EZ Platform system. Consequently, we will mainly focus on developing console-like online video games for our EZ Platform in the future. We already have Crazy Kart and other various chess and board games available on the EZ Platform. Going forward, we will continue to provide more console-like video games on the EZ Platform.
Sources of Content
Game Licensing
     We license games from developers in various countries where online game use is relatively established. We monitor each of the South Korean, Japanese, United States and European markets to identify and source new online games. Prior to negotiating a license agreement with an overseas game developer, we evaluate games in our game testing center.
     The cost of licensing games from developers generally consists of an upfront licensing fee, which we normally pay in several installments, and ongoing licensing fees, which are equal to a percentage of revenues generated from operation of the game. The ongoing licensing fee payments for games which have been commercially launched range from 20% to 30% of revenues for MMORPGs, and 20% to 40% of revenues for casual games. Each of our licenses provides us with the exclusive right to operate the game in China. Most developers agree to timely provide us, without any additional charge, with updates, enhancements and improvements developed for the games licensed to us. The majority of our game licenses require the licensors to provide us with technical support. As of December 31, 2006, seven of the fourteen online games that we commercially operate are licensed from overseas developers.
     We have also obtained rights or control to certain licenses through the acquisition of, or investment in, other businesses. Please see the section “Recent Acquisitions” in Item 5 “Operating and Financial Review and Prospects”.
Game Development
     We both develop online games at our in-house game development studios and fund the development of games at independent game development studios. Our initial in-house game development efforts focused upon MMORPGs. Currently, besides the development of new MMORPGs and casual games, we are also developing expansion packs for our existing MMORPG games. We will also continue to develop console-like games for our EZ Platform. In addition to the development of traditional online games, through Bianfeng and Gametea we develop online chess and board games, and through Digital Red we develop wireless games for mobile phone users. As of December 31, 2006, approximately 500 employees were engaged in our in-house game development efforts. In addition, as of December 31, 2006, seven of the fourteen online games that we commercially operate were in-house developed, including three casual games.
Other Content
     We also provide additional other content on EZ Platform and Qidian, a Chinese language original literature portal we acquired in 2004. The additional content on EZ Platform is generally provided in partnership with third party service and content providers. Through Qidian, we published works of independent writers, including magic fantasy works, science fiction works and other works.
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
     Other than direct online sales, we generally operate by selling pre-paid cards to a group of regional distributors from whom we generally collect payment on a prepaid basis. These distributors resell the cards to sub-distributors who, in turn, distribute the cards directly to Internet cafes and other retail points of sale. We estimate, based on a survey we conducted among our regional distributors in December 2006 and sales records in our e-sales system, that our e-sales and offline distribution networks include approximately 145,000 and 171,000 points of sale in China, respectively. Our data center and servers maintain user information, including user registration information and data relating to usage patterns, and we do not rely on distributors for such information.
     The following table sets forth the percentage of pre-paid card sales from each of these distribution channels in 2005 and 2006:

Distribution Channel	Prepaid Card Sales in
	2005	2006
E-sales	48.6%	56.5%
Offline Distribution	36.9%	22.4%
Direct Online Sales	13.8%	20.5%
Other	0.7%	0.6%

Total	100%	100%

     In 2006, we offered average sales discounts of approximately 19.3% and 16.6%, compared to 23.8% and 16.7% in 2005 to our e-sales distributors and offline distributors, respectively. The decrease of the discount rate for e-sales distributors is mainly attributable to our new discount policy that we adopted in April 2006. The sales discount represents the difference between the price at which we sell pre-paid cards to distributors and the face value of the pre-paid cards. We generally offer a larger discount to our e-sales distributors than our offline physical card distributors because we intend to facilitate the expansion of our e-sales system, which provides us with control over the distribution process. In addition, the cost of distributing virtual pre-paid cards through our e-sales system is lower than the costs involved in offline distribution of physical pre-paid cards. In addition, we are actively promoting direct online sales of our pre-paid cards through debit card payments. In 2006, we offered an average sales discount of approximately 8.6% for our prepaid cards sold directly to users via the direct online sales system. For more information on our sales discount policy, please also see subsection “A. Operating Results—Net Revenue” in Item 5 “Operating and Financial Review and Prospects.”
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
     After our transition to the CSP model, we worked on more in-game events to promote our new games and existing games during holidays, which have been proven very effective and cost-efficient. Examples of these in-game events include giving Lucky Money to users during Chinese New Year and organizing in-game parties during special holidays such as Christmas and Valentine’s Day.
     Our open beta testing system both tests the operation of new games under open market conditions and introduces new games to users. During open beta testing, we do not charge users to play the new game. Open beta testing provides an initial user base and creates initial excitement and word-of-mouth publicity to support the commercial launch of the game.
     We also market new games through offline efforts. We promote new games by placing game posters in Internet cafes. In addition, we place advertisements in traditional print media as well as on billboards and city buses. We also cooperated with other businesses in co-marketing projects. In addition, we organize promotional events at Internet cafes, distribution points, school campuses and other locations frequented by game players. We also sponsor select media events to promote our brand name and our games.
Customer Service
     We regard customer service as one of our key marketing tools and we are committed to providing superior customer service to our users. We provide service to our customers through three principal channels:
•	our call center, which serves our customers 24 hours per day, seven days per week;

•	our walk-in customer service center, located in Shanghai, Chengdu and Nanjing; and

•	e-mail and facsimile letters.
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
     As of December 31, 2006, our server network for our game operations consisted of approximately 15,000 servers and 1,800 server annex equipment units with the capacity to accommodate up to 8.8 million concurrent online users. As of December 31, 2006, we owned approximately 63% of the servers in our network, and we leased the remainder from telecommunications operators. All of the servers in our server network are located on the premises of our hosting telecommunications operators.
Our EZ Initiative
     In 2005, we introduced our EZ Center interactive entertainment platform and our hardware product EZ Pod, as the first step of our home strategy initiatives. In 2006 we made considerable progress in building business partnerships and developing the distribution models for our EZ Pod product. We formed strategic partnerships with leading PC manufacturers in China, including China HP, Changhong Zarva, Hedy Computer, Hisense Digital Products, TCL Computer Technology and Tsinghua Tongfang, to bundle our EZ Pod with their PC products and digital home products for sale. We also signed partnerships with China Netcom and one China Telecom’s subsidiary. By the end of 2006, we have sold a total of approximately 230,000 sets of EZ Pod and registered users of our EZ Center platform have surpassed 100,000. Going forward, we will continue to work with PC manufacturers to increase EZ Pod shipments through bundling with sales of new PCs.
     Based on the initial feedback we collected from early adopters of our EZ Pod, the most popular application appears to be our console-like online video games offered through our EZ Platform. Going forward, console-like online video games will be a key application on our EZ Platform and will be the primary focus of the current stage of our home strategy. In addition to our current console-like online games offered on the EZ Platform such as Crazy Kart and various chess and board games, we will continue to provide a wide variety of video games which are more open and interactive compared to traditional video games.
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
     As of December 31, 2006, we own 49 software copyrights, each of which we have registered with the State Copyright Bureau of the PRC.
     As of December 31, 2006, we own 32 trademarks, each in various classes, each of which we have registered with the China Trademark Office, and had 94 trademark applications, each in various classes, pending with the China

Trademark Office. We have also filed applications to register certain trademarks in a number of other jurisdictions, including Taiwan, Hong Kong, South Korea, the United States, India, Japan, Canada, Singapore and New Zealand.
     As of December 31, 2006, we hold 14 patents granted by the State Intellectual Property Office of the PRC and we have 32 patent applications pending with the State Intellectual Property Office. In addition, we hold five patents that have been granted by select jurisdictions outside of China, including the European Union, South Korea and Singapore.
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
     Each ICP license holder that engages in the supply and servicing of Internet cultural products, which include online games, must obtain an additional Internet culture business operations license from the Ministry of Culture. Shanda Networking holds an Internet culture business operations license issued by the Ministry of Culture. In connection with our launch of certain EZ series products, which offer video and audio content, such as music and movies, we may need to obtain a license from the State Administration of Radio, Film and Television. We understand that non-State-owned companies may not be able to obtain such a license and, accordingly, if it is determined that such a license is required our EZ initiative may be materially and adversely affected.
     The State Press and Publications Administration and the Ministry of Information Industry jointly impose a license requirement for any company that intends to engage in online publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Shanda Networking holds an online publishing license for online games issued by the State Press and Publications Administration. In addition, the Ministry of Culture requires us to submit for its content review and approval any online games we would like to import. If we import games without that approval, the Ministry of Culture may impose penalties on us, including revoking our Internet culture business operations license required for the operation of online games in China.
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
     In addition, the PRC government has recently promulgated regulations that require online game operators to implement anti-addiction measures for users under eighteen years of age. The anti-addiction system must be formally implemented beginning on July 16, 2007. See Item 3.D. “Risk Factors—Risks Relating to our Business—Negative publicity in China regarding online games could lead to additional government regulations that may have a material and adverse impact on our business, financial condition and results of operations.”
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
Import Regulation
     Our ability to license online games from abroad and import them into China is regulated in several ways. We are required to register with the Ministry of Commerce any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we cannot remit licensing fees out of China to any foreign game licensor. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we are not allowed to publish or reproduce the imported game software in China. In addition, imported online game software is also required to pass a content examination by the Ministry of Culture. Any imported online game software, which has not been examined and approved by the Ministry of Culture is not allowed to be put into operation in China.
Publishing Regulation
     Our publishing activities include both online publishing and offline publishing. In order to engage in the online publishing business, we have obtained licenses for online game publishing from both the State Press and Publications Administration and the Ministry of Culture. We do not hold the required license to engage in online or offline literature publishing. In order to operate our online literature publishing business, Shanda Networking has applied at the State Press and Publications Administration to expand its Internet publication license, which was originally granted for the publication of online games, to encompass, among other things, books literary works and other electronic publications. We believe that Shanda Networking has satisfied all qualifications required to obtain the permission to expand its license and we do not believe that, while its application is pending, the regulatory authorities will take any action against it. However, we cannot assure you that it will obtain this approval or that the regulatory authority will not take any action against it. In order to operate the offline publishing business, we cooperate with companies that are licensed to conduct such business.

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
Internet Cafe Regulation
     Internet cafes are required to obtain a license from the Ministry of Culture and the State Administration of Industry and Commerce, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafes, many Internet cafes distribute our virtual pre-paid cards. The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafes, which are currently the primary venue for our users to play online games. In February 2004, the State Administration of Industry and Commerce and other related government agencies issued a notice to suspend issuance of new Internet cafe licenses for a six month period. In January 2007, 14 PRC government departments jointly issued a circular in connection with the strengthening of Internet café and online game administration. According to the circular, local authorities are barred from issuing new Internet café licenses for the remainder of 2007. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our customer base.
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
     As of December 31, 2006, we had approximately RMB1,291.9 million (US$165.4 million) in cash and cash equivalents, of which RMB486.4 million (US$62.3 million) was held by Shanda Networking and its subsidiaries.
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
     The following diagram illustrates our corporate and share ownership structure as of March 31, 2007.

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
Subsidiaries and Investee Companies
     The following table sets forth the direct and indirect subsidiaries and investee companies of Shanda Interactive Entertainment Limited as of March 31, 2007.

	Shanda Interactive
	Entertainment’s
	Beneficial Ownership	Jurisdiction of
	Percentage(1)	Incorporation	Business
Shengqu Information Technology (Shanghai) Co., Ltd.	100%	PRC	Provider of information technology-related services and developer of software
Shanda Computer (Shanghai) Co., Ltd.	100%	PRC	Developer of software, hardware and composite systems for end-users
Grandpro Technology Ltd.	100%	BVI	Network PC game platform operator
Shanda Zona LLC	100%	Delaware	Developer and provider of server infrastructure
Shanda Zona Limited	100%	BVI	Developer and provider of server infrastructure
Actoz Soft Co., Ltd.	45.64%	Korea	Developer, operator and publisher of online games
SINA Corporation	3.9%(2)	Cayman Islands	Online media company and value-added information service provider for China and Chinese communities worldwide
Grandpro Technology (Shanghai) Co., Ltd.	100%	PRC	Network PC game platform operator

(1)	For purposes of reporting beneficial ownership, we include interests held by controlled subsidiaries and nominee shareholders. Due to certain restrictions under PRC Company Law and before it was amended, most PRC limited liability companies, including Shanda Networking, were required to have two or more shareholders. A common practice in cases where a subsidiary would otherwise be wholly-owned is to realize ownership and control via connected companies or organize a second, nominee shareholder through whom control and beneficial ownership are maintained by contractual arrangements. PRC Company Law was amended on October 27, 2005, which came into effect on January 1, 2006. According to the amended Company Law, limited liability companies are no longer required to have two or more shareholders. We may change our current shareholding structure accordingly.

(2)	As of March 31, 2007, we held 2,118,278 ordinary shares of SINA Corporation, or SINA. The figure 3.9% is based on the 54,538,680 ordinary shares outstanding as of February 23, 2007, as reported by SINA Corporation on its annual report on Form 10-K, filed with the Securities and Exchange Commission on March 1, 2007. Subsequently, we sold the remaining 2,118,278 ordinary shares of our stake in SINA through open market transactions in May 2007.
     The following table sets forth the direct and indirect subsidiaries and investee companies of Shanda Networking. Although we consolidate our results of operations with those of Shanda Networking and its majority beneficially owned subsidiaries, we do not own any legal interest in Shanda Networking or such subsidiaries.

	Shanda Networking’s
	Beneficial Ownership	Jurisdiction of
	Percentage(1)	Incorporation	Business
Nanjing Shanda Networking Co., Ltd.	100%	PRC	Operation of online games
Hangzhou Bianfeng Networking Co., Ltd.	100%	PRC	Operation of online games
Shanghai Shengjin Software Development Co., Ltd.	69%	PRC	Development of online games
Shanghai Shengpin Network Technology Development Co., Ltd.	62.5%	PRC	Development of online games
Shanghai Shanda Xinhua Network Development Co., Ltd.	56.0%	PRC	Development and distribution of game publications and Products
Shanghai Orient Youth Culture Development Co., Ltd.	16.8%(2)	PRC	Expo services, consulting services related to international cultural activities, and advertising business
Chengdu Jisheng Technology Co., Ltd.	100.0%	PRC	Development and distribution of management software for Internet cafes
Shanghai Shulong Technology Development Co., Ltd.	100.0%	PRC	Short messaging services
Shanghai Haofang Online Information Technology Co., Ltd.	100%	PRC	Operation of network PC game platform
Hangzhou Bianfeng Software Co., Ltd.	100%	PRC	Development and operation of online chess and board games

	Shanda Networking’s
	Beneficial Ownership	Jurisdiction of
	Percentage(1)	Incorporation	Business
Beijing Manyou Tiandi Networking Service Co., Ltd.	51.02%	PRC	Development of virtual community website
Shanghai Xuanting Entertainment Information Technology Co., Ltd.	100%	PRC	Publication of original literature online

	Shanda Networking’s
	Beneficial Ownership	Jurisdiction of
	Percentage(1)	Incorporation	Business
Beijing Digital Red Software Technology Co., Ltd.	100%	PRC	Development of mobile phone-based wireless games
Shanghai Shengyue Advertisement Co., Ltd.	100%	PRC	Provider of online advertising services
Beijing Shengkai Interactive Entertainment Technology Co., Ltd.	75%	PRC	Development of video games.
Shanghai Shanda Family Culture Communication Co., Ltd.	49%	PRC	Distributor of magazines
Shanghai Shengci Network Technology Co., Ltd.	75%	PRC	Developer of instant message software
Wenzhou Chuangjia Technology Co., Ltd.	100%	PRC	Development and operation of online chess and board games.

(1)	For purposes of reporting beneficial ownership, we include interests held by controlled subsidiaries and nominee shareholders. Due to certain restrictions under PRC Company Law and before it was amended, most PRC limited liability companies, including Shanda Networking, were required to have two or more shareholders. A common practice in cases where a subsidiary would otherwise be wholly-owned is to realize ownership and control via connected companies or organize a second, nominee shareholder through whom control and beneficial ownership are maintained by contractual arrangements. PRC Company Law was amended on October 27, 2005, which came into effect on January 1, 2006. According to the amended Company Law, limited liability companies are no longer required to have two or more shareholders. We may change our current shareholding structure accordingly.

(2)	The figure 16.8% is derived from the fact that Shanda Networking owns 56% of Shanghai Xinhua Networking Development Co., Ltd., which in turn owns 30% of Shanghai Orient Youth Culture Development Co., Ltd.
D. PROPERTY, PLANTS AND EQUIPMENT
     Our principal executive offices are located at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, P.R.C. We acquired this office building with approximately 14,500 square meters of office space on December 21, 2006. In the fourth quarter of 2005, we acquired a property located at No. 356 Guoshoujing Road, Pudong New Area, Shanghai, P.R.C. with approximately 10,197.70 square meters of office space. In addition, in the third quarter of 2006, we acquired the land use rights for a parcel of land with approximately 50,723.80 square meters. We plan to use the newly acquired land for office space.
     As of March 31, 2007, we currently occupy approximately 2,000 square meters of leased office space and warehouse space in a number of locations in Shanghai and approximately 6,500 square meters of additional leased office space in Beijing, Shenzhen, Chengdu, Hangzhou, Guangzhou and Wuhan, China; Tokyo, Japan; and Santa Clara, California. We believe that our existing facilities are adequate for our current requirements.
Item 4A. UNRESOLVED STAFF COMMENTS
     None.
Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.
Overview
     We are a leading interactive entertainment company and one of the largest operators of online games in China. We offer a portfolio of diversified entertainment content including some of the most popular massively multi-player online role playing games, or MMORPGs, and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literary works and music. In 2006, our commercially launched games had approximately 2.45 million peak concurrent users, which refers to the highest number of users playing our games at the same time during that period.
     Prior to November 2005, we operated all MMORPGs under a pay-to-play model, or “Come-Pay-Stay” (CPS) model. Under this model, users are charged based on the duration of time spent playing games. Beginning in November 2005, we introduced a “Come-Stay-Pay”, or CSP, revenue model for three of our leading MMORPGs, Mir II, Woool, and Magical Land. Under the new CSP revenue model, users are able to play the basic functions of an MMORPG for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. In 2006, our CSP revenue model was expanded to most of our MMORPGsThe CSP model allows us to make frequent adjustments to meet the changing demands of users, which effectively prolongs the lives of our MMORPG titles. Under CSP model, online games were transformed from merely game products to an entertainment platform. We are able to attract more users and increase the average monthly revenue per paying user, or ARPU, by creating demand and satisfy the needs of our users in the virtual community. After the adoption of the CSP model, our revenue from online game operation reported a sequential growth in the second, third and fourth quarter of 2006.
     In November 2005, we introduced our EZ Center platform as a unified software solution on top of our service platform to integrate entertainment and informational content from the Internet and provide users with access through a user-friendly interface. The EZ Pod, which is the first product launched off our EZ Center platform, enables PC users to navigate and access the aggregated Internet content over our EZ Center platform using a remote control. In 2006, we modified our EZ Center platform strategy to focus on providing PC users with console-like game experiences.
Factors Affecting Results of Operations
     Significant factors affecting our financial condition and results of operations include:
•	the commercial lifespan of the online games and other content that we offer, and our ability to replace such content with new popular online games during that lifespan;

•	the willingness of users to purchase in-game value-added services following the introduction of our new CSP revenue model for our leading MMORPGs;

•	our ability to offer various virtual items or value-added services users prefer under CSP model;

•	the arrival of additional competition into our markets and its erosion of any first-mover advantage that we might have benefited from by having been one of the first entrants into the online game market in China, and any effect on market prices and the costs of our services and operations;

•	our ability to successfully grow through the identification and acquisition of complementary businesses and our ability to successfully integrate acquired companies and realize synergies envisioned at the time of acquisition;

•	our ability to successfully develop the EZ initiative and transition from a pure online game company to an interactive entertainment media platform, content and service provider;

•	the cost of researching, developing and marketing new products, including the EZ initiative;

•	the costs of licensing and in-house development of new games;

•	the future availability of preferential tax treatments and government financial incentives in China;

•	the discounts offered for sales of our prepaid vouchers;

•	the effect of PRC regulations on the conduct of our operations; and

•	the growth of Internet and personal computer use and the popularity of these media as a source of entertainment.
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
A. OPERATING RESULTS
Net Revenues
     In 2006, we had net revenues of RMB1,654.5 million (US$211.9 million), of which net revenues from our online games were RMB1,542.9 million (US$197.6 million), accounting for approximately 93.3% of total net revenues, and net revenues from other sources were RMB111.6 million (US$14.3 million), accounting for approximately 6.7% of total net revenues. Our online game revenues are net of a sales discount, which in 2006 averaged approximately 19.3%, 16.6% and 8.6% of the face value of our pre-paid cards that we sell to our e-sales distributors, offline distributors and end-users via direct online payment, respectively. The sales discounts represent the difference between the price at which we sell pre-paid cards to distributors and the face value of the pre-paid cards. In April 2006, we adopted a new discount policy that reduces the traditional sales discount rates, but gives distributors rebates and incentives based on how much they sell and what kinds of pre-paid game cards they sell. Under the new policy, we are able to encourage our distributors to promote specific games, and this allows us to have more control over our distributors.
     Our net revenues reflect a deduction from our revenues for business taxes and related surcharges incurred in connection with our China operations. Since Shanda Networking and its subsidiaries operate in China, their revenues are subject to a business tax, at an effective rate of 4.4% for 2006, on revenues earned from services provided in the PRC. We deduct these amounts from our revenues to arrive at our net revenues. Due to the preferential treatments for qualified high technology companies in China and the incentive from local government to encourage regional business development, a portion of our revenues for which we previously paid business taxes in connection with our operations in China are currently refunded to us in the form of government financial incentives, but the amount of the financial incentives and the timing to grant them are subject to determination of the government authorities. Upon receipt, these government financial incentives are recognized as other income in our statements of operations and comprehensive income. Please see “Taxation” in Item 10 “Additional Information” and note 7 to our consolidated financial statements.
Sources of Revenues
     Online game revenues. We derive our online game revenues, which constitute substantially all of our revenues, from online game usage fees and purchases of in-game items paid by users of our MMORPGs and casual games. Mir II and Woool are our two most popular MMORPGs and accounted for 46.6% and 23.7% of our net revenues in 2006. However, we believe that Mir II and Woool, which we commercially launched in the fourth quarter of 2001 and the third quarter of 2003, respectively, have already entered into a mature stage of their lifecycles. To maximize the lifespan of Mir II and Woool, we have taken various measures to upgrade in-game features and offer a variety of customized in-game virtual items and value-added services to players under CSP model. Going forward, we expect Mir II and Woool to continue to be significant contributors to our revenues during the remainder of their respective lifecycles. Revenues from casual games are primarily derived from BNB and Maple Story. In 2006, the revenue contribution from casual games decreased to 18.3% of total net revenue from 21.2% of total net revenue in 2005. The revenue contributed from BNB did decline during 2006 and we expect this downward trend to continue in 2007. Previously under the CPS model, online games had a relatively short commercial lifecycle of typically four to five years for successful games. Our new CSP model has prolonged the lifecycle of our online games by creating an online community instead of merely offering a stand-alone game product. Accordingly, we believe that developing new versions of our existing games is just as important as developing and launching new games. As part of our efforts to introduce new content to our users, we commercially launched one MMORPG, Archlord, and two casual games, Shanda Richman and Crazy Kart, as well the expansion packs for most of our MMORPG and casual games in 2006. In February 2007, we entered into a license agreement with our affiliate, Actoz, a Korean online game developer, for the operation of Latale, a side-scrolling role playing game, in China. Latale was commercialized in April 2007. In February 2007, we also entered into a license agreement with Wemade, a Korean online game developer, to operate Changchun Online, a highly anticipated 3D MMORPG, in China. In March 2007, we entered into a license agreement with Nowcom, a Korean online game developer, to operate TalesRunner, a 3D online sports-themed running game, in China. With the combination of our new games and the expansion packs for our existing games, we expect to witness sequential growth of our online game revenues in 2007.
     Other net revenues. Our other net revenues primarily consist of net revenues from sales of EZ series products subscription fees from our online literature portal, net revenues from online advertisement, fees from technical services and cooperation, service fees from rendering management software to internet cafe, mobile valued-added services revenue, sale of E-Key and other online game related auxiliary products. In 2006, the contribution from other revenues decreased to 6.7% of total net revenue from 12.6% of total net revenue in 2005. In the last quarter of 2005, we commenced the sale of EZ Pod products, which is a software-based upgrade that allows users to access our interactive entertainment content. For the year ended December 31, 2006, the revenue from sale of EZ series products amounted to RMB28.9 million (US$3.7 million).
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
     We calculate our total user-hours based on our average concurrent users, which is a commonly used industry statistic. In a given period, the number of total user-hours equals the average concurrent users for that period multiplied by the number of hours in that period. In measuring average concurrent users, we determine the number of users logged on to each of our commercially launched games at one minute intervals, then average that data over the course of a day to derive daily averages. Average daily information is further averaged over a particular period to determine average concurrent users for that period. For a discussion of factors that might affect total user-hours, see “Risk Factors” in Item 3 “Key Information”.
     Our effective revenue per user-hour is derived by taking the revenues from our online games for a period and dividing this number by total user-hours in that period. This provides us with a measure of the average revenue per user-hour that we receive from users that play our games.
     Come-Stay-Play (CSP) revenue model. In late November 2005, we adopted a CSP revenue model for three of our MMORPGs: Mir II, Magical Land and Woool. The CSP revenue model is also used for our casual games and by the end of 2006 has been adopted for most of our MMORPGs.. Under this model, users acquire in-game items by converting game points from pre-paid cards. Because playing the basic features of the game is free and the purchase of in-game items is optional, average concurrent users is not a significant revenue factor under this model. The most significant factors that affect MMORPG and casual game revenue under the CSP revenue model are:
•	the number of active paying accounts; and

•	our average revenue per active paying account.
     The number of active paying accounts for any given period is equal to the number of accounts from which game points are utilized during such period. Our average revenue per paying account is equal to our revenue for the given period divided by our active paying accounts in that period. For a discussion of factors that might affect the number of active paying casual game account and the average revenue per active paying account, see “Risk Factors” in Item 3 “Key Information”
Revenue Collection
     Our online game revenues are collected through the sale of pre-paid cards, which we sell in both virtual and physical form, to third party distributors and retailers, including Internet cafes, as well as through our direct online payment systems. In most cases, we receive cash payments from these parties in exchange for delivery of the pre-paid cards. We do not provide refunds to these distributors or retailers with respect to unsold inventories of pre-paid cards. We also collect online game revenues through certain telecommunications service operators that bundle broadband access services for home users with our online games. In April 2006, we adopted a new discount policy that cuts the sales discount rates, but gives distributors more in rebates and incentives based on how much they sell and what kinds of pre-paid game cards they sell. Under the new policy, we are able to encourage our distributors to promote specific games, and this allows us to have more control over our distributors.
     Our other revenues are collected form sales of EZ series products, sales of our E-key, subscription fees from our online literature portal, fees from online advertisement, fees from other online game related auxiliary products and payments from mobile telecommunications service operators in connection with our recharge by SMS service.
     In 2006, we recorded doubtful debts in the amount of RMB26.4 million (US$3.4 million), which was mainly due to overdue receivables from online advertising and sales of EZ series products. As of December 31, 2006, we had net accounts receivable of RMB31.7 million (US$4.1 million), which were also mainly due from purchasers of online advertising, SMS services and sales of EZ series products.
Revenue Recognition and Deferred Revenue
     In the case of pay-to-play games, we recognize revenues based on the time units actually consumed by our users, and, in the case of the games operated under CSP model, we recognize revenues over the life of the in-game premium features users purchase or as the premium features are consumed. We also recognize revenues when our users who had previously purchased playing time and/or points are no longer entitled to access the online games in accordance with our published expiration policy. We account for the amounts received upon the sale of pre-paid cards, but prior to usage or expiration of the value sold, as deferred revenue in our consolidated balance sheets. Deferred revenue is reduced as revenues are recognized. As of December 31, 2006, we had deferred revenue of RMB201.6 million (US$25.8 million), an increase from RMB172.5 million as of December 31, 2005.
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

Cost of Revenue
     Our cost of revenue primarily consists of ongoing licensing fees for online games, amortization of upfront licensing fees and other intangible assets related to game operations, server leasing and maintenance fees, salary and benefits, depreciation of property, equipment and software.
     Upfront and ongoing licensing fees. The cost of licensing games from developers consists of upfront licensing fees, which are generally paid in several installments, and ongoing licensing fees, which are equal to a percentage of our revenues from the relevant licensed game. The ongoing licensing fee payments range from 20% to 30% of revenues for our commercially launched MMORPGs, and from 20% to 40% of our revenues for our commercially launched casual games. The cost of licensing fees for our ongoing games was equal to 15.8% of our net revenues in 2005 and 17.7% of our net revenues in 2006, and constituted the largest component of our cost of revenue in each such period. Seven of the fourteen online games we offer commercially are licensed from third parties. The increase of upfront and ongoing licensing cost as a percentage of our net revenues is primarily due to a decrease in our non-game revenue and an increase in the revenue sharing percentage of BNB from 30% to 40% when its license agreement was renewed in November 2005. In 2007, we expect that upfront and ongoing licensing fees will increase as a result of intense market competition and continued growth of the revenue from licensed games, but will remain stable as a percentage of net revenue.
     Amortization of upfront licensing fees and other intangible assets related to game operations. Amortization of upfront licensing fees and other intangible assets related to game operations was equal to 2.0% of our net revenues in 2005 and 3.4% of our net revenues in 2006. Upfront licensing fees are paid to developers of the licensed games in several installments and are amortized over the licensed period upon commercial launch of the games. Other intangible assets related to game operations included the software technology of game servers, EZ Platform, and game engines. As a result of licensing new games and purchasing software related to game operations, we expect the amortization of upfront licensing fees and other intangible assets related to game operations to increase in 2007.
     Server leasing and maintenance fees. Server leasing and maintenance fees was equal to 4.7% of our net revenues in 2005 and 5.9% of our net revenues in 2006. As of December 31, 2006, we leased approximately 37% of our servers, primarily from telecommunications companies. These companies host our server network, and receive maintenance fees from us in addition to the lease payments. The majority of our server leases have variable payment obligations based on the number of our users logging on to each relevant server. We expect our costs for servers to decline in the future, which will be the net effect of the purchase of additional servers in connection with our introduction of new games, and elimination or combination of server groups for existing games as part of our cost saving procedures.
     Depreciation of property, equipment and software. Depreciation of property, equipment and software, which consisted primarily of servers and other computer equipment, was equal to 2.3% of our net revenues in 2005 and 3.2% of our net revenues in 2006. We include depreciation expenses within our cost of revenue when the relevant assets are directly related to the operations of our online game network and provision of online game services. Depreciation expenses are characterized as operating expenses in all other cases. In 2006, the increase in our depreciation expense was primarily due to the acquisition of additional servers and office premises. As we expect to continue to purchase additional servers in connection with the introduction of new games, we believe that our depreciate costs will continue to increase in 2007.
     Salary and benefits. Salary and benefits expense was equal to 2.2% of our net revenues in 2005 and 3.2% of our net revenues in 2006. Salary and benefits expense includes employee wages and welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits. Salary and benefits expense included in our cost of revenue primarily relates to employees involved in the operation of our online games, including network maintenance, billing systems and our call center. In 2005 and 2006, approximately 18.6% and 21.3%, respectively, of our salary and benefits expense was included in our cost of revenue, with the remainder constituting operating expenses. As a result of the commercial launch of new games in 2007, we expect an increase in the number of employees involved in the operation of our games. Beginning from the second quarter of 2006, we adopted a new compensation structure for employees that operate our games, pursuant to which an employee’s bonus is tied to the financial performance of the game that his group operates. Moreover, we typically perform a merit-based increase in salaries throughout the company in the third quarter of every year. Based on the increased number of employees involved in game operations, the results of the new compensation structure and the anticipated increase in salaries in the third quarter, we expect the salary and benefit expenses to increase in cost of revenues, but decline as a percentage of net revenue in 2007.
     Gross profit/margin. Gross profit represented 67.6% of our net revenues in 2005 and 58.3% of our net revenues in 2006.
Operating Expenses
     Our operating expenses consist of product development expenses, sales and marketing expenses, general and administrative expenses.
     Product development expenses. Product development expenses were equal to 8.7% of our net revenues in 2005 and 10.1% of our net revenues in 2006. Our product development expenses primarily consist of salary and benefits expenses of personnel engaged in the research and development of our products, amortization of software used by our research and development center, rental and management fees for office space used by our research and development center, share-based compensation, and depreciation of equipment used in research and development activities. We expect our product development expenses to decline in 2007, as we continue to control our expenses for research and development projects related to our in-house casual games and our EZ initiative.
     Sales and marketing expenses. Sales and marketing expenses were equal to 12.4% of our net revenues in 2005 and 10.9% of our net revenues in 2006. Our sales and marketing expenses primarily consist of promotion, advertising and sponsorship of media events, share-based compensation, and salary and benefits of our sales and marketing department. In 2006, we took various measures to improve the budget control procedure. Our sales and marketing budget is set based on a certain percentage of forecasted revenues on a quarterly basis, and then we allocate budgets to each of our teams responsible for existing and new games, as well as our other business lines. In 2006, each marketing and promotional activity was done within the pre-determined quotas, In addition, we also changed our employee compensation scheme to incorporate bonuses based on the actual performance result under our new budgeting plan for each team. Going forward, we will focus on the effective usage of the budget, with emphasis on promoting new games launched. We expect that sales and marketing expenses to remain stable in 2007.
     General and administrative expenses. General and administrative expenses were equal to 13.7% of our net revenues in 2005 and 14.4% of our net revenues in 2006. General and administrative expenses primarily consist of salary and benefits for general management, finance and administrative personnel, professional service fees, business tax expense, share-based compensation, and provision for doubtful debts. Our business tax expense primarily relates to services and licensing fees paid by our PRC operating companies to Shengqu. Provisions of RMB 26.4 million (US$ 3.4 million) for doubtful debts were made in 2006 for the overdue receivables from online advertising, and sales of EZ series products. Going forward, we expect the general and administrative expenses to increase in 2007 due to the increased business tax to be paid by our PRC operating companies, as a result of the expected growth of game revenues. See the sections entitled “Our Corporate Structure” and “Related Party Transactions” in Item 7 “Major Shareholders and Related Party Transactions” for additional description of the relationship between Shengqu and our PRC operating companies.
     Income from operations/margin. In 2005, our income from operations accounted for 32.8% of our net revenues. In 2006, our income from operations accounted for 22.8% of our net revenues.
Other Income
     Our other income consists primarily of government financial incentives that certain of our PRC incorporated affiliates receive from municipal governments and that are calculated with reference to taxable income and revenues, as the case may be. In 2005 and 2006, we received aggregate government financial incentives of RMB137.3 million and RMB83.9 million (US$10.7 million), respectively, from municipal governments. Going forward, eligibility for the government financial incentives we are to receive requires that we continue to meet a number of government financial and non-financial criteria to continue to qualify for these government financial incentives. Generally, which include:

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
     In 2007, we expect to continue receiving government financial incentives related to our 2006 taxable income and revenues in 2006 until those 2006 financial incentives are completed, but the amount of the government financial incentives is expected to decline due to expiration of the financial incentives in certain PRC operating companies.
     In 2006, other income also includes a foreign exchange gain of RMB59.8 million (US$7.7 million) mainly arising from a revaluation of convertible bond denominated in US Dollar following the appreciation of the RMB against the U.S. dollar in 2006. We cannot predict a foreign exchange gain or loss in 2007 because that fully depends upon the amount of monetary assets and liabilities we have in US Dollars as well as the trend of the foreign exchange rates. Effective from January 1, 2007, Shanda Interactive Entertainment Limited, our listed company incorporated in Cayman Islands, changed its functional currency from Renminbi to US dollars due to changes in its economic facts and circumstances, which includes an active plan to explore overseas market. Going forward, the foreign exchange gains or losses from revaluation of the monetary assets and liabilities denominated in US dollars of Shanda Interactive Entertainment Limited will not be recorded in the statement of operations, but instead will be treated as a cumulative translation adjustment under shareholders’ equity in the balance sheet.
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
     PRC enterprise income tax. Our PRC incorporated affiliates, including Shengqu, Shanda Networking, Nanjing Shanda, Hangzhou Bianfeng and Shanda Computer, are subject to PRC enterprise income tax on the taxable income as reported in their respective statutory financial statements, adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, our PRC incorporated affiliates are generally subject to PRC enterprise income tax at a statutory rate of 33%. However, Shengqu, Shanda Networking and Shanda Computer, because of their incorporation in the Pudong New District of Shanghai, are subject to a 15% preferential income tax rate pursuant to the local tax preferential treatment. Shengqu, as a software development enterprise, has been granted a two year income tax exemption to be followed by a three year 50% income tax reduction on its taxable income, commencing the year ended December 31, 2003 (“tax holiday”). Nanjing Shanda, as a result of receiving government’s recognition as a technologically advanced enterprise in the third quarter of 2005, has been entitled to a full income tax exemption for two years effective from January 1, 2005 and will be subject to a preferential tax rate of 15% after January 1, 2007 due to its residence in a national high-tech development zone. As a result of this recognition, Nanjing Shanda received the refund for the income tax it previously paid in 2005. Hangzhou Bianfeng was in the process of applying for recognition as a technologically advanced enterprise in 2005 and was then subject to income tax at the statutory rate of 33%. In the second quarter of 2006, Hangzhou Bianfeng received an approval from local tax authorities in respect of the preferential treatment as a technologically advanced enterprise and is thus entitled to a reduced income tax rate of 15% effective from January 1, 2006. Moreover, the income tax previously paid by Hangzhou Bianfeng for the years ended December 31, 2004 and 2005 was refunded in 2006. The qualifications of Shengqu, Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng as a software development enterprise or a technologically advanced enterprise are required to be reassessed on an annual basis. Shanda Computer was still in a loss-making position as of December 31, 2006, and thus no PRC enterprise income tax was due for the year then ended.
     We reported an effective income tax rate of 6.2% in 2006. However, after taking into account the effects of the net gain of RMB 66.9 million (US$8.6 million) from the sale of SINA’s ordinary shares, which is tax free as we are incorporated in Cayman Islands, and the income tax expenses of RMB10.3 million (US$1.3 million) reversed by Hangzhou Bianfeng as a result of being recognized as a technologically advanced enterprise, our effective tax rate in 2006 would be adjusted to 8.9%. Given the fact that the tax holiday of Nanjing Shanda expired in 2006, we expect that the effective tax rate in 2007 will increase to approximately 10%,
Critical Accounting Policies
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
Revenue Recognition
     Substantially all of our revenues are collected through the sales of pre-paid cards, which we sell in both virtual and physical form, to third party distributors and retailers. Prior to late November 2005, we operated all MMORPGs under a pay-to-play model. Under this model, the subscription fees from distributors or retailers are deferred when received and revenue is recognized based upon the actual usage of time units by the end users. In late November 2005, we changed the revenue model of certain MMORPGs from the pay-to-play to a CSP revenue model. Under the new model, players can access the game free of charge but must pay for in-game premium features, which is the same model under which our casual games were operated. Under the CSP revenue model, subscription fees are deferred when received and revenue is recognized over the life of the premium features users purchase or as the premium features are consumed.
     Deferred revenues included the value of the prepaid cards which were sold but not yet activated by users within our published expiration policy, and the value of the prepaid cards which were sold and transferred to game accounts but not yet consumed within our published expiration policy. Both are collectively referred to as deferred revenues from expired cards. In accordance with our published expiration policy and our belief that the likelihood of our being required to render online game services in connection with these expired card to be remote, starting from January 2005, we recognized revenues for pre-paid cards which are sold but not yet activated six and twelve months after the pre-paid cards are sold, for virtual pre-paid cards and physical pre-paid cards, respectively. For the deferred revenues which were deposited in game account but not yet consumed, we recognize them as revenues after the game accounts remain inactive for certain period of time, specifically, seven months for MMORPGs, and six months for casual games. As a result of the above policies, we recognized net revenues from expired cards of RMB86.1 million in 2005 and additional net revenues of RMB39.8million (US$5.1 million) in 2006.
Consolidation of Variable Interest Entities
     PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes the operation of online games, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China or to provide Internet information content (such as online advertising). We are a Cayman Islands exempted company and we conduct our operations in China primarily through Shengqu, our indirect wholly owned subsidiary. We and Shengqu are foreign or foreign-invested enterprises under PRC law and accordingly are ineligible to apply for a license to operate online games or to sell online advertising. In order to comply with foreign ownership restrictions, we operate our online games business in China through Shanda Networking, which is wholly owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our executive senior vice president, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng hold the licenses and approvals that are required to operate our online game business and to sell online advertising on our web pages and Shengqu owns the substantial majority of physical assets. Shengqu has entered into a series of contractual arrangements with Shanda Networking, Nanjing Shanda, Hangzhou Bianfeng, and the shareholders of Shanda Networking. As a result of these contractual arrangements, we are considered the primary beneficiary of the PRC operating companies and accordingly we consolidate their results of operations in our financial statements.
Property and Equipment, Intangible Assets, Long-term Prepayments and Other Long-lived Assets
     Our accounting for long-lived assets, including property and equipment, intangible assets, long-term prepayments and other long-lived assets is described in notes 2(10), 2(11), 2(13) and 2(14) to our consolidated financial statements. The recorded values of long-lived assets, including property and equipment, intangible assets, long-term prepayments and other long-lived assets are affected by a number of management estimates, including the estimated useful lives, residual values and impairment charges. We assess the impairment for long-lived assets whenever events or changes in circumstances indicate that the applicable carrying amount may not be recoverable. During the years ended December 31, 2004, 2005 and 2006, we did not record any material impairment charges for long-lived assets.
Impairment of Investment in Affiliated Companies
     We continually review our investments in affiliated companies to determine whether a decline in fair value below the cost basis is other than temporary. The primary factors we consider in its determination are the length of time that the fair value of the investment is below its carrying value; and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reasons for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts’ ratings and estimates of 12 month share price targets for the investee; changes in stock market price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. In determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the cost basis of the security is written down to fair value. Write-downs for equity method investments are included in equity in earning (loss) of affiliated companies. In the fourth quarter of 2005, we recorded a non-cash impairment charge of RMB521.5 million (US$64.6 million) to reflect the fair value of our 38.1% stake in Actoz, the co-owner of Mir II. We completed the purchase of our controlling stake in February 2005 for a total consideration of RMB878.0 million (US$106.1 million). We recognized the impairment charge primarily as a result of the continued decline in royalties payable to Actoz from our operation of Mir II in China. The decision to recognize impairment was also influenced by the decline in market price for share of Actoz, which in the fourth quarter of 2005 was determined to be other than temporary mainly due to the continued decline in Mir II royalties. In 2006, the revenue from Mir II rebounded after changing to the CSP business model, and the share price of Actoz appreciated during the year to a level that was close to our investment cost. Therefore, we believe that the circumstances that triggered impairment of the investment in Actoz has substantially changed and therefore no further impairment was necessary.
     In addition, as of December 31, 2006, the goodwill and intangibles relating to Haofang amounted to approximately RMB400 million (US$51.28 million). In accordance with SFAS No. 142, goodwill and intangible assets are tested for impairment at the reporting unit level annually or when there are indicators of impairment. Haofang experienced substantial year over year decline in profit and revenue in 2006. Additionally, the founders and key management of Haofang left the company during the first half of 2006. Our management obtained an independent valuation to ascertain the fair value of Haofang as of October 31, 2006. Based on the valuation report and their own assessment, our management concluded that there was no impairment in the carrying value of Haofang for 2006. However, we will continuously monitor the operation of Haofang for any impairment indicators. If the actual cashflow of 2007 does not reflect our management’s current estimates, then an impairment in this investment may be necessary for 2007.

Allowances for Doubtful Accounts
     We determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments, we consider making additional allowances. During the years ended December 31, 2004, 2005 and 2006, we made provisions of nil, RMB55.7 million and RMB26.4 (US$ 3.4 million) for doubtful accounts, respectively.
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
     Since January 1, 2006, we have accounted for grants made pursuant to the plans in accordance with, Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123R. We elected the modified-prospective method, under which prior periods are not revised for comparative purposes. Under the fair value recognition provision of SFAS 123R, share-based compensation expense is measured at the grant date based on the fair value of the stock options and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the vesting period, risk-free interest rate, expected dividend yield, and actual and projected employee stock option exercise behaviors. Furthermore, we are required to estimate forfeitures at the time of grant and recognize stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

     Had we determined the share-based compensation expenses for the options granted based upon the fair value at their grant date in accordance with SFAS 123R, the net income attributable to ordinary shareholders for the years ended December 31, 2004 and 2005 would have been reduced by RMB35.6 million and RMB36.5 million, respectively.
     On June 28, 2006, we granted options to purchase an additional 3,000,000 of ordinary shares to some of our directors, officers and other employees. For the year ended December 31, 2006, the share-based compensation expense amounted to RMB 40.0 million (US$5.1 million).
     On April 24, 2007, we granted options under the 2005 plan to purchase 655,000 of ordinary shares to some of our officers and other employees.
     Based on unvested options as of the date of this annual report, and excluding any new options that may be granted, we estimate the share-based compensation expenses to be approximately RMB13.0 million (US$1.7 million) in each of the following quarters in 2007. See note 2(24) to our consolidated financial statements for a discussion of these changes in accounting standards. For a description of our equity compensation plans, see Item 6 “Directors, Senior Manage and Employees – B. Compensation – Equity Compensation Plans.”
Income Taxes
     We account for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”, with the required disclosures as described in note 7 to our consolidated financial statements. Accordingly, we record valuation allowances to reduce our deferred tax assets when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2005 and 2006, valuation allowances recognized were RMB7.0 million and RMB14.2million (US$1.8 million), respectively. Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain tax loss carryforwards generated by certain indirectly held subsidiaries. As of December 31, 2005 and 2006, we have recorded deferred tax assets, net of valuation allowances, of RMB17.1 million and RMB17.4 million (US$2.2 million) respectively. We do not believe any further valuation allowances to reduce our net deferred tax assets are necessary as we currently anticipate future taxable profits which will allow us to fully utilize our net deferred tax assets in the foreseeable future. If, however, events were to occur in the future which are not currently contemplated, that would not allow us to realize all or part of our net deferred tax assets in the future, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.
Contingencies
     We account for loss contingencies under the provisions of SFAS No. 5, “Accounting for Contingencies”, with the required disclosures as described in note 25 to our consolidated financial statements. We record loss contingencies when, based on information available, it is likely that a loss has been incurred and the amount of the loss can be reasonably estimated. Based on our current knowledge, which includes consultation with outside counsel handling our defense in these matters, we believe that we have made adequate provisions for current or unasserted claims. It is possible, however, that our future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings. As of December 31, 2006, we did not have any accruals for loss contingencies. We are, however, currently involved in various legal proceedings. See “Legal Proceedings” in Item 8, “Financial Information”.
Results of Operations
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Net revenues. Our net revenues decreased from RMB1,896.6 million in 2005 to RMB1,654.5 million (US$211.9 million) in 2006.

     Our online game net revenues decreased from RMB1,658.3 million in 2005 to RMB1,542.9 million (US$197.6 million) in 2006. Net revenues from MMORPGs decreased by 1.2% from RMB1,255.3 million in 2005 to RMB1,240.1 million (US$158.8 million) in 2006. Net revenues from casual games decreased from RMB403.0 million in 2005 to RMB302.8 million (US$38.8 million) in 2006.
     The decrease in our net revenues from MMORPGs was primarily due to a decrease in revenues from Woool, partially offset by an increase in revenue of Mir II, Magic Land and Archlord. Starting from late November 2005, we have operated our leading MMORPGs using CSP model. Under the CSP model, which is also used for our casual games, playing the basic features of the game is free and users are able to purchase in-game items and value-added services. The most significant factors effecting revenue under the CSP model are the number of active paying accounts and the average revenue per paying account, which we reported on a quarterly basis. In each of the four quarters of 2006, the number of active paying accounts for MMORPGs was 2.47 million, 2.23 million, 2.14 million and 2.29 million, respectively, and the average revenue per paying account per quarter was RMB91.2, RMB136.6, RMB155.3 and RMB165.1, respectively.
     The decrease in our net revenues from our casual games was primarily due to a decrease in revenues from BNB, partially offset by an increase in sales of GetAmped and board and chess games. For our casual games, we also reported the number of active paying accounts and average revenue per paying account on a quarterly basis. In each of the four quarters of 2006, the number of active paying accounts for casual games was 2.50 million , 2.26 million, 2.09 million and 1.96 million, respectively, and the average revenue per paying account per quarter was RMB33.8, RMB29.4, RMB36.8 and RMB36.8.
     Our other net revenue also decreased from RMB238.3 million in 2005 to RMB111.6 million (US$14.3 million) in 2006. This decrease in other net revenue was primarily due to decreases in sales of online advertising and user password protection products, as well as a decrease in revenue from mobile value-added services. The decrease in other net revenue was partially offset by an increase in revenue from sales of EZ series products, subscription fees from our online literature website and the revenue from licensing of management software to internet cafés.
     Cost of revenue. Our cost of revenue increased 12.3% from RMB614.4 million in 2005 to RMB689.8 million (US$88.3 million) in 2006. This increase was primarily due to increases in our amortization of upfront licensing fees and other intangible assets related to game operations. server leasing and maintenance fees, depreciation of property and equipment, salary and benefits of employees directly engaged in provision of our online games services, and manufacturing costs for our EZ series products. The increase in cost of revenue was partially offset by decreases in the cost of our user password protection products and ongoing licensing fees for online games:
•	Ongoing licensing fees for online games decreased 1.9% from RMB299.2 million in 2005 to RMB293.4 million (US$37.6 million) in 2006. The decrease in ongoing licensing fees for online games is primarily the result of the decrease in sales of BNB, a licensed casual game. Ongoing licensing fees for online games totaled approximately 15.8% of our net revenues in 2005 compared to approximately 17.7% of our net revenues in 2006.

•	Amortization of upfront online game licensing fees and other intangible assets related to game operations increased 51.4% from RMB37.3 million in 2005 to RMB56.4 million (US$7.2 million) in 2006. This increase was principally due to the acquisition of Haofang in May 2005, the operator of a network PC game platform. We commenced amortization of the acquired intangible assets in Haofang immediately after the acquisition. 2006 was the first full year that the acquired intangible assets in Haofang were amortized and thus amortization expense was in excess of that in 2005. Amortization of upfront online game licensing fees and other intangible assets related to game operations totaled approximately 2.0% and 3.4% of our net revenues in 2005 and 2006, respectively.

•	Aggregate server leasing fees and server maintenance fees increased 9.4% from RMB88.9 million in 2005 to RMB97.2 million (US$12.5 million) in 2006. This increase was primarily due to acquiring of additional servers and increased maintenance fees. Aggregate server leasing and maintenance fees totaled approximately 4.7% and 5.9% of our net revenues in 2005 and 2006, respectively.

•	Depreciation of property and equipment increased 20.7% from RMB44.0 million in 2005 to RMB53.1 million (US$6.8 million) in 2006. This increase was primarily due to our acquiring of additional servers and our new office premise. Depreciation of property and equipment totaled approximately 2.3% and 3.2% of our net revenues in each of 2005 and 2006.

•	Salary and benefits increased 29.8% from RMB40.9 million in 2005 to RMB53.1 million (US$6.8 million) in 2006. This increase was primarily due to a merit-based salary raise throughout the company in the middle of 2006 and the additional bonus granted to the employees directly engaged in provision of our online games services as a result of implementing a performance-based employee incentive program starting from the second quarter of 2006. Salary and benefits attributable to costs of revenue totaled approximately 2.2% and 3.2% of our net revenues in 2005 and 2006, respectively.

•	Other cost of revenue, which includes manufacturing costs for our EZ series products, user password protection product and pre-paid cards, rental of leased software, commission paid or payable to the writers of online literature which were published on our online literature website, technical service charges (including commissions paid or payable to telecommunications providers), cost of customer royalty program, inventory provisions, among other things, increased 31.2% from RMB104.1 million in 2005 to RMB136.6 million (US$17.5 million) in 2006. This increase was primarily due to an increase in manufacturing costs for our EZ series products, and an increase in the charges paid or payable to business partners for operation of the certain games in particular regions. The increase was also caused by a cost arising from a new customer loyalty program, which was implemented beginning in June 2006. The increase in cost of revenue was partially offset by a decrease in manufacturing costs of user password protection products due to slowdown in sales. Other cost of revenue totaled approximately 5.5% and 8.3% of our net revenues in 2005 and 2006, respectively.
     Gross profit. As a result of the foregoing, our gross profit decreased 24.8% from RMB1,282.2 million in 2005 to RMB964.7 million (US$123.5 million) in 2006. Our gross profit margin, which is equal to our gross profit divided by our net revenues, decreased from 67.6% in 2005 to 58.3% in 2006.
     Operating expenses. Our operating expenses decreased from RMB660.3 million in 2005 to RM587.0 million (US$75.2 million) in 2006. This increase was due to decreases in our product development, sales and marketing and general and administrative expenses.
•	Our product development expenses increased from RMB164.8 million in 2005 to RMB167.8 million (US$21.5 million) in 2006. This increase was primarily due to an increase in depreciation of property and equipment from RMB12.6 million in 2005 to RMB18.5 million (US$2.4 million) in 2006 as a result of acquiring our new office premise and information technology equipment. The increase was also attributable to the increased outsourcing service charges from RMB7.5 million in 2005 to RMB11.7 million (US$1.5 million) in 2006 for development of new online games. The number of our employees engaged in the development of online games, our EZ initiative and technology supporting our operations decreased from approximately 810 as of December 31, 2005 to approximately 720 as of December 31, 2006, but salary and benefits expenses incurred for project development staff in 2006 did not decline as a result of a merit-based increase in salary throughout the company in the middle of 2006. Product development expenses totaled approximately 8.7% and 10.1% of our net revenues in 2005 and 2006, respectively.

•	Our sales and marketing expenses decreased from RMB235.4 million in 2005 to RMB181.1 million (US$23.2 million) in 2006. This decrease was mainly due to a significant cut in marketing promotion expenses from RMB168.6 million in 2005 to RMB105.3 million (US$13.5 million) as a result of enhanced budgeting controls. The number of sales and marketing personnel slightly decreased from approximately 350 as of December 31, 2005 to approximately 270 as of December 31, 2006. The decrease in our sales and marketing expenses was partially offset by an increase in salary and benefit of our sales and marketing personnel from RMB34.6 million in 2005 to RMB43.0 million (US$5.5 million) in 2006, due to a merit-based salary raise throughout the company in the middle of 2006, as well as implementing a performance-based employee incentive program. Sales and marketing expenses totaled approximately 12.4% and 10.9% of our net revenues in 2005 and 2006, respectively.

•	Our general and administrative expenses decreased by 8.4% from RMB260.1 million in 2005 to RMB238.1 million (US$30.5 million) in 2006. This decrease was primarily due to the following factors:
•	The decrease in provisions for doubtful debts from RMB55.7 million in 2005 to RMB26.4 million (US$3.4 million) in 2006, as a result of tightening credit controls over receivables from online advertising and sales of EZ series products.

•	The 23.5% increase in salary and benefits expenses from RMB42.4 million in 2005 to RMB52.4 million (US$6.7 million) in 2006, which was primarily attributable to the increase in the number of employees engaged in general and administrative work from approximately 200 as of December 31, 2005 to approximately 250 as of December 31, 2006, as well as a merit-based salary raise throughout the company in the middle of 2006.

•	The 15.8% decrease in business taxes from RMB57.8 million in 2005 to RMB48.7 million (US$6.2 million) in 2006, which primarily relate to business taxes incurred by Shengqu from revenues collected from our operating companies, namely Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng;

•	The 372.6% increase in share-based compensation cost from RMB8.1 million in 2005 to RMB38.4 million (US$4.9 million) in 2006, which is due to the options granted to our directors and officers and other administration staff under the 2005 Equity Plan in June 2006.

•	The decrease in other general and administrative expenses from RMB96.1 million in 2005 to RMB72.2 million (US$9.2 million) in 2006, which relate primarily to consulting, legal and audit fees, rental and management fees and amortization of intangible assets-reevaluation.
     General and administrative expenses accounted for approximately 13.7% and 14.4% of our net revenues in 2005 and 2006, respectively.
     Income from operations. As a result of the foregoing, our operating income decreased from RMB621.9 million in 2005 to RMB377.6 million (US$48.4 million) in 2006. Our operating margin, which is equal to our operating profit divided by our net revenues, decreased from 32.8% in 2005 to 22.8% in 2006.
     Income before minority interests and income tax expenses. Our income before minority interests and income tax expenses decreased 26.2% from RMB801.4 million in 2005 to RMB591.2 million (US$75.7 million) in 2006. This decrease was primarily the result of the decrease in income from operations, as well as the following:
•	Interest income. Our interest income decreased from RMB29.0 million in 2005 to RMB24.7 million (US$3.2 million) in 2006. This decrease was primarily due to the decrease in our average cash and cash equivalents balances in 2006 relative to those in 2005.

•	Amortization of convertible debt insurance cost. Amortization of convertible debt issuance costs decreased from RMB18.5 million in 2005 to RMB17.5 million (US$2.2 million) in 2006.

•	Investment income (loss). We had an investment loss of RMB5.9 million in 2005 and an investment income of RMB72.4 million (US$9.3 million) in 2006. The loss in 2005 primarily related to loss on disposition of investment in Bothtec Inc. and Shenzhen Fenglin Huoshan Computer Technology Co., Ltd., while the investment gain in 2006 primarily related to gains from disposal of marketable securities.

•	Other income. Our other income decreased from RMB174.9 million in 2005 to RMB133.9 million (US$17.1 million) in 2006. Our other income in 2006 was primarily comprised of government financial incentives of RMB83.9 million (US$10.7 million), compared to RMB137.3 million in 2005, from local government authorities in China relating to business and income taxes we previously paid in the PRC. The decrease in our government financial incentives in 2006 is primarily due to expiry of the financial incentive treatments in certain subsidiary companies. Looking forward, we expect that the government financial incentives will further decline as compared to that in 2006. Other income in 2006 also included a foreign exchange gain of RMB59.8 million (US$7.7 million), compared to RMB46.3 million in 2005, as a result of the continued appreciation of the RMB against the U.S. dollar.
     Income tax expenses. Our income tax expenses decreased from RMB96.7 million in 2005 to RMB36.5 million (US$4.7 million) in 2006, primarily due to the decrease in taxable income and reversal of income tax expense previously recorded in Hangzhou Bianfeng for the year ended December 31, 2005 amounting to RMB10.3 million as a result of the preferential tax treatment obtained in 2006.
     Equity in loss of affiliates. Our equity in loss of an affiliate decreased from RMB544.3 million in 2005 to RMB26.2 million (US$3.4 million) in 2006. The significant loss in 2005 was primarily due to the recognition of a non-cash impairment charge of RMB521.5 million (US$64.6 million) in the fourth quarter of 2005 to reflect the fair value of our 38.1% stake in Actoz. We completed the purchase of our 38.1% controlling stake in February 2005 for a total consideration of RMB878.0 million (US$106.1 million), which represented a premium over the then quoted market price. We recognized an impairment charge on our investment in Actoz primarily as a result of the continued decline in royalties payable to Actoz from our operation of Mir II in China. The decision to recognize impairment was also influenced by the decline in the market price for shares of Actoz.
     Net income. As a result of the foregoing, our net income increased by 220.2% from RMB165.3 million in 2005 to RMB529.2 million (US$67.8 million) in 2006.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     Net revenues. Our net revenues increased from RMB1,298.7 million in 2004 to RMB1,896.6 million in 2005.
     Our online game net revenues increased from RMB1,209.2 million in 2004 to RMB1,658.3 million in 2005. Net revenues from MMORPGs increased by 26.2% from RMB994.7 million in 2004 to RMB1,255.3 million in 2005. Net revenues from casual games increased from RMB214.5 million in 2004 to RMB403.0 million in 2005.
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
     Increase in our net revenues from our casual games was primarily due to an increase in revenues from Maple Story and BNB. Peak concurrent users for our casual games increased from 878,000 in 2004 to 1,661,000 in 2005.
     Our other net revenue also increased from RMB89.5 million in 2004 to RMB238.3 million in 2005. This increase in other net revenue was primarily due to increases in online advertising sales, which we commenced in 2004, and user password protection products sales as well as revenue generated by EZ Pod sales and by Haofang’s PC game network platform. The increase in other net revenue was partially offset by a decrease in revenue from the sale of game related merchandise products and our SMS services.
     Cost of revenue. Our cost of revenue increased 30.4% from RMB471.2 million in 2004 to RMB614.4 million in 2005. This increase was primarily due to increases in our ongoing licensing fees for online games, amortization of upfront licensing fees, server leasing and maintenance fees, depreciation of property, equipment and software, salary and benefits of employees directly engaged in provision of our online games services, and manufacturing costs for our user password protection products and EZ Pod.
•	Ongoing licensing fees for online games increased 20.0% from RMB249.3 million in 2004 to RMB299.2 million in 2005. This increase was principally a result of the continued increase in our revenues attributable to licensed games, particularly MapleStory, which we launched commercially in the third quarter of 2004, and Mir II. Ongoing licensing fees for online games totaled approximately 19.2% of our net revenues in 2004 compared to approximately 15.8% of our net revenues in 2005. This decrease was primarily due to the increase in revenue generated by Woool, an in-house developed game, and the increase in our non-game revenue.

•	Amortization of upfront online game licensing fees increased 36.9% from RMB27.2 million in 2004 to RMB37.3 million in 2005. This increase was principally due to the amortization of upfront fees that we paid for the license of R.O. and D.O. to Gravity Co,, Ltd. and Cr-Space Co., Ltd., respectively, and of an upfront fee that we paid to Nexon Corporation in connection with our extension of our BNB license. Amortization of upfront online game licensing fees totaled approximately 2.1% and 2.0% of our net revenues in 2004 and 2005, respectively.

•	Aggregate server leasing fees and server maintenance fees increased 11.2% from RMB79.9 million in 2004 to RMB88.9 million in 2005. This increase was primarily due to the increase of average concurrent user, acquiring of additional servers and increased maintenance fees. The number of servers we leased as of December 31, 2005 was approximately 5665. Aggregate server leasing and maintenance fees totaled approximately 6.2% and 4.7% of our net revenues in 2004 and 2005, respectively.

•	Depreciation of property, equipment and software increased 55.0% from RMB28.4 million in 2004 to RMB44.0 million in 2005. This increase was primarily due to our acquiring of additional servers to meet the needs of our increased user base. Depreciation of property, equipment and software totaled approximately 2.2% and 2.3% of our net revenues in each of 2004 and 2005.

•	Salary and benefits increased 71.8% from RMB23.8 million in 2004 to RMB40.9 million in 2005. This increase was primarily due to the increase in the number of employees directly engaged in provision of our online games services from approximately 500 as of December 31, 2004 to approximately 720 as of December 31, 2005, as well as a merit-based salary raise throughout the company during the third quarter of 2005. Salary and benefits attributable to costs of revenue totaled approximately 1.8% and 2.2% of our net revenues in 2004 and 2005, respectively.

•	Other cost of revenue, which includes manufacturing costs for our user password protection product, derivative products, pre-paid cards and EZ Pods, rental and management fees, technical service fees (including commissions paid to telecommunications providers) and inventory provisions, increased from RMB62.6 million in 2004 to RMB104.1 million in 2005. This increase was primarily due to an increase in manufacturing costs of our user protection product as a result of increased production costs due to increased sales, and costs of manufacturing EZ Pod, which was commercially launched in the fourth quarter of 2005. The increase was partially offset by a decrease in manufacturing costs for derivative products as a result of a decrease in production due to the slowdown of derivative product sales. Other expenses totaled approximately 4.8% and 5.5% of our net revenues in 2004 and 2005, respectively.
     Gross profit. As a result of the foregoing, our gross profit increased 54.9% from RMB827.5 million in 2004 to RMB1,282.2 million in 2005. Our gross profit margin, which is equal to our gross profit divided by our net revenues, increased from 63.7% in 2004 to 67.6% in 2005.

     Operating expenses. Our operating expenses increased from RMB316.6 million in 2004 to RM660.3 million in 2005. This increase was due to increases in our product development, sales and marketing and general and administrative expenses.
•	Our product development expenses increased from RMB71.8 million in 2004 to RMB164.8 million in 2005. This increase was primarily due to an increase in salary and benefits expenses of personnel engaged in the research and development of our products, as well as depreciation and rental and management fees attributable to our research and development efforts. The number of our employees engaged in the development of online games, our EZ initiative and technology supporting our operations increased from approximately 550 as of December 31, 2004 to approximately 810 as of December 31, 2005. These increases were principally a result of our focus on the EZ initiative in 2005. Product development expenses totaled approximately 5.5% and 8.7% of our net revenues in 2004 and 2005, respectively.

•	Our sales and marketing expenses increased from RMB91.2 million in 2004 to RMB235.4 million in 2005. This increase was mainly due to the following factors:
•	The significant increase in advertisement fees and marketing promotion expenses from RMB57.7 million in 2004 to RMB168.6 million in 2005, which is primarily attributable to the expansion of our game offerings, introduction of the EZ Pod and advertising efforts to build awareness of our brand;

•	The growth of our sales and marketing personnel from approximately 215 as of December 31, 2004 to approximately 340 as of December 31, 2005, along with a merit-based salary raise throughout the company during the third quarter of 2005, resulted in an increase in our salary and benefit expense increasing from RMB19.0 million in 2004 to RMB34.6 million in 2005; and
     Sales and marketing expenses accounted for approximately 7.0% and 12.4% of our net revenues in 2004 and 2005, respectively.
•	Our general and administrative expenses increased by 69.4% from RMB153.6 million in 2004 to RMB260.1 million in 2005. This increase was primarily due to the following factors:
•	The increase in provisions for doubtful debts from RMB0.8 million in 2004 to RMB55.7 million in 2005. The provisions for doubtful debt in 2005 are due to RMB48.0 million recorded in the fourth quarter of 2005, which was mainly due to overdue receivables from online advertising and sales of our user password protection product.

•	The 56.7% increase in salary and benefits expenses from RMB27.1 million in 2004 to RMB42.4 million in 2005, which was primarily attributable to the increase in the number of employees engaged in general and administrative work from approximately 180 as of December 31, 2004 to approximately 201 as of December 31, 2005, as well as a merit-based salary raise throughout the company during the third quarter of 2005.

•	The 50.1% increase in business taxes from RMB38.5 million in 2004 to RMB57.8 million in 2005, which primarily relate to business taxes incurred by Shengqu from revenues collected from our operating companies: Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng; and

•	The increase in other general and administrative expenses from RMB87.2 million in 2004 to RMB104.2 million in 2005, which relate primarily to consulting, legal and audit fees, rental and management fees and amortization of intangible assets-reevaluation.

     General and administrative expenses accounted for approximately 11.8% and 13.7% of our net revenues in 2004 and 2005, respectively.
     Income from operations. As a result of the foregoing, our operating income increased from RMB511.0 million in 2004 to RMB621.9 million in 2005. Our operating margin, which is equal to our operating profit divided by our net revenues, decreased from 39.3% in 2004 to 32.8% in 2005.
     Income before minority interests and income tax expenses. Our income before minority interests and income tax expenses increased 22.5% from RMB654.3 million in 2004 to RMB801.4 million in 2005. This increase was primarily the result of the increase in income from operations, as well as the following:
•	Interest income. Our interest income increased from RMB19.7 million in 2004 to RMB29.0 million in 2005. This increase was primarily due to the increase in our average cash and cash equivalents balances in 2005 relative to those in 2004.

•	Amortization of convertible debt insurance cost. Amortization of convertible debt issuance costs increased from RMB3.5 million in 2004 to RMB18.5 million in 2005 due to the full year effect from the amortization of costs incurred in connection with the issuance of our convertible notes in October 2004.

•	Investment income (loss). We had investment income of RMB43.5 million in 2004 and an investment loss of RMB5.9 million in 2005. The investment gain in 2004 primarily related to gains on trading marketable securities, while the loss in 2005 primarily related to loss on disposition of investment in Bothtec Inc. and Shenzhen Fenglin Huoshan Computer Technology Co., Ltd.

•	Other income. Our other income increased from RMB83.7 million in 2004 to RMB174.9 million in 2005. Our other income during 2005 was primarily attributable to government financial incentives of RM137.3 million we received in 2005 from a local government authority in China relating to business taxes we paid in the PRC. The increase in our government financial incentives in 2005 is due to an increase in the amount of business taxes we have paid as a result of our increased revenues. See the sections of this Item 5 entitled “A. Operating Results-Other Income”. In 2005, we also recorded a foreign exchange gain of RMB48.9 million due to the appreciation of the RMB against the U.S. dollar during 2005.
     Income tax expenses. Our income tax expenses increased from RMB38.9 million in 2004 to RMB96.7 million in 2005.
     Equity in loss of affiliates. Our equity in loss of an affiliate increased from RMB4.2 million in 2004 to RMB544.3 million in 2005. This increase was primarily due to the recognition of a non-cash impairment charge of RMB521.5 million in the fourth quarter of 2005 to reflect the fair value of our 38.1% stake in Actoz. We completed the purchase of our 38.1% controlling stake in February 2005 for a total consideration of RMB878.0 million, which represents a premium over the then quoted market price. We recognized an impairment charge on our investment in Actoz primarily as a result of the continued decline in royalties payable to Actoz from our operation of Mir II in China. The decision to recognize impairment was also influenced by the decline in the market price for shares of Actoz.
     Net income. As a result of the foregoing, our net income decreased by 72.9% from RMB609.5 million in 2004 to RMB165.3 million in 2005.
B. LIQUIDITY AND CAPITAL RESOURCES
Cash Flows and Working Capital
     To date, we have financed our operations through internally generated cash, the sale of our preferred shares to an investor in March 2003, our initial public offering of ADSs in May 2004 and the offering of the convertible notes in October 2004. As of December 31, 2006, we had approximately RMB1,291.9 million (US$165.4 million) in cash and cash equivalents, of which RMB486.4 million (US$62.3 million) was held by Shanda Networking and its subsidiaries. As of the same date, we had outstanding debt of RMB2,147.4 million (US$275.0 million) pursuant to the convertible notes. Our cash and cash equivalents primarily consist of cash on hand, demand deposits, and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Although we consolidate the results of Shanda Networking and its subsidiaries in our consolidated financial statements and we can utilize the cash and cash equivalents of Shanda Networking and its subsidiaries in our operations, we do not have direct access to the cash and cash equivalents or future earnings of Shanda Networking or any of its subsidiaries. However, these cash balances can be utilized by us for our normal operations pursuant to our agreements with Shanda Networking and its subsidiaries that provide us with the substantial ability to control these companies and their operations. See “Organizational Structure” in Item 4 and “Exchange Controls” in Item 10.
     The following table shows our cash flows with respect to operating activities, investing activities and financing activities in the years ended December 31, 2004, 2005 and 2006:

	For the years ended December 31,
	2004	2005	2006
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	807,330.8	649,787.9	780,066.6	99,897.1
Net cash used in investing activities	(615,675.0)	(2,831,460.3)	(449,223.4)	(57,528.6)
Net cash provided by financing activities	2,333,392.9	17,900.5	23,864.8	3,056.2
Effect of exchange rate change on cash	—	(10,577.6)	(12,428.4)	(1,591.6)
Net increase (decrease) in cash and cash equivalents	2,525,048.7	(2,174,349.5)	342,279.6	43,833.1
Cash beginning of period	598,922.4	3,123,971.1	949,621.6	121,610.7

Cash, end of period	3,123,971.1	949,621.6	1,291,901.2	165,443.8

     We had net cash provided by operating activities of RMB780.1 million (US$99.9 million) in 2006 compared to RMB649.8 million in 2005. The cash provided by operating activities was primarily derived from our online games operations, advertising, sales of EZ series products, subscription fees from our online literature website and sales of our internet café management software. The increase of net cash provided by operating activities in 2006 was primarily a result of a decrease in account receivables from online advertisement and a decrease in accounts receivables and inventories attributable to manufacturing and sales of the EZ series products product and user password protection product. The increase in net cash provided by operating activity in 2006 was also due to an increase in deferred revenue, taxes payables and licensing fees payable to a related party. The increase was partially offset by the lower cash operating profit as a result of declining operating margin. We had net cash provided by operating activities of RMB649.8 million in 2005 compared to RMB807.3 million in 2004. This decrease in net cash provided by operating activities in 2005 was primarily due to a decline in operating margin of online game operations, and an increase of accounts receivable and inventories attributable to manufacturing and sales of user password projection product and EZ series products.
     In 2006, we had net cash used in investing activities of RMB449.2 million (US$57.5 million), compared to RMB2,831.5 million in 2005. In 2006, our cash used in investing activities was principally due to the purchase of a US Dollar high yield fund of RMB464.3 million (US$59.5 million), an increase in bank deposits with maturity date over three months of RMB281.0 million (US$36.0 million), the payment of RMB220.0 million (US$28.2 million) for purchase of property, equipment, software, intangible assets and land use rights, new investments totaling RMB25.1 million (US$3.2 million) in our affiliate companies, Actoz and Shanda Family, and the consideration of RMB249.3 (US$31.9 million) and RMB7.4 million (US$948,000) paid for the acquisitions of Haofang and Gametea, respectively. In 2006, our cash provided by investing activities was primarily from the proceeds of a RMB 779.9 million (US$99.1 million) sale of 3,703,487 ordinary shares of SINA Corporation under Rule 144 of the Securities Act of 1933, as amended. In 2005, we had net cash used in investing activities of RMB2,831.5 million. Our net cash used in investing activities in 2005 was principally attributed to the payment of RMB1,559.5 million for purchase of the stake in SINA, the payment of RMB759.1 million for purchase of the issued and outstanding shares of Actoz, the payment of RMB218.9 for purchase of property, equipment, software, intangible assets and land use rights, the net increase in time deposits of RMB 126.4 million, the payment of RMB165.5 million for the acquisition of a 100% equity interest in Haofang and the payment of RMB29.2 million for the acquisition of a 100% equity interest in Gametea. In 2004, we had net cash used in investing activities of RMB615.7 million. This was primarily due to our purchase of marketable securities, our purchase of property, equipment, software and intangible assets, and our investments in associated companies. This amount was partially offset by the repayment of an outstanding loan to an unrelated party and the proceeds from the disposition of short-term investments.

     In 2006, we had net cash provided by financing activities of RMB23.9 million (US$3.1 million), compared to RMB17.9 million in 2005. Our cash provided by financing activities was primarily attributed the proceeds of RMB23.6 million (US$3.0 million) in connection with the stock options exercised by our officers, directors and employees. In 2005, we had net cash provided by financing activities of RMB17.9 million, which was comprised of RMB72.5 million in connection with stock option exercises by our officers, directors and employees, and partially offset by RMB54.9 million used for share repurchases. In 2004, we had net cash provided by financing activities of RMB2,333.4 million. This was primarily attributable to the net proceeds from our initial public offering in May 2004 of RMB875.5 million and the net proceeds of our offering of convertible notes in October 2004 of approximately RMB2,225.4 million. This amount was partially offset by a special dividend of RMB192.1 million paid to our shareholders in March 2004 and the repurchase of 5,326,250 of our ordinary shares from SB Asia Infrastructure Fund for US$75.0 million, or $14.08 per ordinary share.
     As of December 31, 2006, we had cash and cash equivalents of RMB1,291.9 million (US$165.4 million).
     Certain transactions out of the ordinary course of business have occurred since December 31, 2006 and have affected our liquidity and capital resources. We sold 4,000,000 and 2,118,278 shares of SINA in February and May 2007, respectively, and received net proceeds of US$206.1 million (RMB1,609.4 million) in aggregate. On March 9, 2007, the board of directors approved a US$50 million share repurchase program, and as of March 31, 2007, we have repurchased 1,476,550 ordinary shares (which was equal to 738,275 ADSs) from the open market at a cost of US$ 16.0 million (RMB 124.9 million). In the first quarter of 2007, we continued to acquire shares of Actoz in the open market at a cost of US$4.7 million (RMB36.7 million). As of June 22, 2007, our shareholding in Actoz increased to 49.48%. As of March 31, 2007, we had cash and cash equivalents, short-term investments and marketable securities totaling RMB3,577.2 million(US$458.1 million).
     We believe that our existing cash and cash equivalents, cash flows from operations, short-term investments and marketable securities will be sufficient to meet the anticipated cash needs for our operating activities, capital expenditures and other obligations for at least the next twelve months. In particular, the holders of our US$275 million Zero Coupon Senior Convertible Notes, or the convertible notes, have the right to require us to repurchase all or a portion of their notes on October 15, 2007 at a repurchase price equal to 100% of the principal amount of notes to be repurchased, plus accrued and unpaid interest and liquidated damages, if any. We may, however, require additional cash resources due to changed business conditions or other future developments. We may sell additional equities or obtain credit facilities to enhance our liquidity position or to or increase our cash reserves for future operations. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. ” Please see “Exchange Controls” in Item 10 for a discussion of impediments to capital flows in and out of China.
     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment, which may have a material effect upon our liquidity and capital resources. Please see “Recent Acquisitions” in this Item 5 for a description of our significant investments, acquisitions and divestments.
Capital Expenditures
     We made capital expenditures of RMB97.4 million, RMB218.9 million and RMB220.0 million (US$28.2 million) in 2004, 2005 and 2006. To date, the capital expenditures have primarily consisted of purchases of online game network infrastructure, software, copyrights as well as office premises. Since we will continue to purchase severs and IT equipment for new game operations, complete improvement of our new office premises and perform extensive network upgrades in 2007, we expect the capital expenditures in 2007 to increase.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     We focus our research and development activities principally on the in-house development of casual games and on the EZ initiative.

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
     Our research and development expenditures were RMB71.8 million, and RMB164.8 million and RMB167.8 million (US$21.5 million) in 2004, 2005 and 2006, respectively.
D. TREND INFORMATION
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2004 to December 31, 2006 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. OFF-BALANCE SHEET ARRANGEMENTS
     Other than our operating lease arrangements, we have not entered into any off-balance sheet arrangements other than our operating lease arrangements:
•	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity;

•	We have not entered into any obligations under any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements;

•	We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity; and
F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
     The following table sets forth our contractual obligations as of December 31, 2006:

	Payments Due by Period
		January 1,	January 1,	January 1,	January 1,
		2007 to	2008 to	2009 to	2010 to
		December	December	December	December
	Total	31, 2007	31, 2008	31, 2009	31, 2010	Thereafter
			(RMB in millions)
Operating lease obligations:
Office premises	7.8	6.9	0.7	0.2	—	—
Computer equipment and others.	48.3	32.0	16.3	—	—	—
Obligations relating to upfront licensing fees for licensed games	9.7	9.7	—	—	—	—
Total contractual obligations.	65.8	48.6	17.0	0.2	—	—
     As of December 31, 2006, substantially all of our operating lease arrangements for servers and related services provide for the calculation of lease payments based on formulas that reference the actual number of users of the relevant servers. Our rental expenses under these operating leases were RMB55.7 million, RMB43.9 million and RMB40.9 million (US$5.2 million) in 2004, 2005 and 2006, respectively. As future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments shown above.
     As of December 31, 2006, we did not have any material capital lease obligations.
     Apart from the foregoing, as of December 31, 2006, we did not have any other long-term debt obligations, operating lease obligations or purchase obligations. However, pursuant to the contractual arrangements between Shengqu, Shanda Networking and the shareholders of Shanda Networking, Shengqu has an option, exercisable at such time, if any, as it is legally permissible, to acquire 100% of the equity interest in Shanda Networking for RMB10.0 million or such lower amount as permitted by applicable law. In addition, Shengqu has agreed to indemnify the shareholders of Shanda Networking to the extent that they are subject to any legal or economic liabilities as a result of performing their obligations pursuant to their agreements with Shengqu. Furthermore, Shengqu has undertaken to provide financial support to Shanda Networking and its subsidiaries to the extent necessary for its operations. See Item 7 “Major Shareholders and Related Party Transactions” and “Organizational Structure” in Item 4.
     We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
G. SAFE HARBOR
     This form contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this form relate to, among others:
•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	our projected revenues, earnings, profits and other estimated financial information;

•	expected changes in our margins and certain costs or expenditures;

•	expected continued acceptance of our new revenue model;

•	our plans to expand and diversify the sources of our revenues;

•	expected changes in the respective shares of our revenues from particular sources;

•	our plans for staffing, research and development and regional focus;

•	the projected economic lifespan of our current games, and our plans to launch games and to develop new games in-house or license additional games from third parties, including the timing of any such launches, development or licenses;

•	our plans to launch new products, including the new EZ series products, EZ content and services, movies and music content;

•	our plans for strategic partnerships with other businesses;

•	our acquisition strategy, and our ability to successfully integrate past or future acquisitions with our existing operations;

•	the development of other delivery platforms for online games and other interactive entertainment content and services, including the new EZ series products;

•	competition in the PRC online game industry;

•	the outcome of ongoing, or any future, litigation or arbitration;

•	the outcome of our annual PFIC evaluations;

•	the expected growth in the number of Internet and broadband users in China, growth of personal computer penetration and developments in the ways most people in China access the Internet;

•	changes in PRC governmental preferential tax treatment and financial incentives we currently qualify for and expect to qualify for; and

•	PRC governmental policies relating to media and the Internet and Internet content providers and to the provision of advertising over the Internet.
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
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
     The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, China.

Name	Age	Position
Tianqiao Chen(1)	33	Chairman of the Board and Chief Executive Officer
Jun Tang	44	Director and President
Danian Chen	28	Director and Executive Senior Vice President
Qianqian Luo(1)	30	Director
Jingsheng Huang(2)	49	Director
Chengyu Xiong(2)	52	Director
Bruno Wu(2)	40	Director
Qunzhao Tan	30	Director, Executive Senior Vice President and Chief Technology Officer
Daniel Zhang	34	Director, Vice President and Chief Financial Officer
Haibin Qu	32	Executive Senior Vice President
Yanmei Zhang	42	Senior Vice President
Jingying Wang	36	Senior Vice President
Hai Ling	36	Senior Vice President
Xiangdong Zhang	31	Senior Vice President
Jianwu Liang	25	Vice President
Jisheng Zhu	34	Vice President
Diana Li	36	Vice President

(1)	Member of the compensation committee.

(2)	Member of the audit committee.
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
     Jingsheng Huang has served as our director since October 2005. Since October 2005, Mr. Huang has served as Managing Director at Bain Capital. From January 2002 to September 2005, he was Managing Director China at SOFTBANK Asia Infrastructure Fund, or SAIF, and served as a director on the board of twelve SAIF portfolio companies in the technology, telecommunications and media sectors. Prior to joining SAIF, Mr. Huang was a partner at SUNeVision Ventures. Mr. Huang has also served as Senior Manager of Strategic Investments at Intel Capital,

Director of Asia Pacific Research Operations at Gartner Group and Vice President of Marketing of Mtone Wireless. Mr. Huang holds an MBA degree from Harvard Business School, a master’s degree in sociology from Stanford University and a bachelor’s degree in English from Beijing Foreign Studies University.
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
     Bruno Wu has served as our director since October 2006. Mr. Wu is the Co-Founder and Chairman of The Sun Media Investment Holding Group of Companies, one of China’s largest privately held media groups with investment interests in 20 media-related companies and a portfolio of over 60 media brands and products. Mr. Wu served as Co-Chairman of SINA Corporation from 2001 to 2002 and as the Chief Operating Officer of ATV, one of the two free-to-air networks in Hong Kong, from June 1998 until February 1999. Mr. Wu received his Diploma of Studies in French civilization from the University of Savoie, France, in 1987. He graduated with a Bachelor of Science in Business Administration-Finance from Culver-Stockton College in Missouri in December 1990. He received his Master of Arts in International Affairs degree from Washington University, Missouri in 1993 and a Ph.D. in the International Politics Department of College of Law, Fudan University, Shanghai, China, in 2001.
     Qunzhao Tan has served as our executive senior vice president since June 2006 and senior vice president from August 2005 to June 2006 and chief technology officer since July 2003. Mr. Tan became a member of our board of directors in October 2006. Mr. Tan previously served as our vice president from July 2003 to August 2005 and director of research and development from November 1999 to July 2003. Prior to joining us, Mr. Tan worked as an assistant in the Institute of Clean Coal Technology of East China University of Science and Technology from July 1996 to November 1999. Mr. Tan holds a bachelor’s degree in chemical engineering from East China University of Science and Technology.
     Daniel Zhang has served as our vice president and chief financial officer since July 2006. Mr. Zhang previously served as our financial controller from September 2005 to June 2006. Prior to joining Shanda, Mr. Zhang served as senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai, China from 2002 to 2005. Prior to PricewaterhouseCoopers’ he served for seven years with Arthur Andersen, departing as an audit manager of the firm’s Shanghai office. Mr. Zhang holds a bachelor’s degree in finance from Shanghai University of Finance and Economics.
     Haibin Qu has served as our executive senior vice president since August 2005. Prior to serving as our senior vice president from July 2003 to August 2005, Mr. Qu served as our vice president from September 2002 to June 2003 and as our director of business development from February 2000 to August 2002. Previously, Mr. Qu served as a vice president of Shanghai Fuwei Technology Development Co., Ltd. from September 1996 to December 1999. Mr. Qu holds a bachelor’s degree in mechanics from Fudan University.
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
     Jianwu Liang has served as our vice president since March 2007. Mr. Liang previously served as the vice president of our SDO (Shanda Operation) Division from July 2006 to March 2007, and as the director of our billing platform center from July 2005 to July 2006. Mr. Liang joined Shanda in February 2002 and worked in our Billing Platform Center. Before joining Shanda, Jianwu Liang worked in a Shanghai software company from May 2000 to January 2002, and was responsible for research and development as well as project management. Mr. Liang holds a bachelor’s degree in applied mathematics from Shanghai Jiao Tong University.
     Jisheng Zhu has served as our vice president since March 2007. Mr. Zhu previously served as the vice president of our SDO (Shanda Operation) Division from July 2006 to March 2007, as the director of our Technical Support Center from January 2005 to June 2006, and as a manager of our Network Security Department from May 2003 to December 2004. Before joining Shanda, Mr. Zhu served as the engineering service director of Kingnet Security Inc. from 2001 to 2003 and as the director of research and development in Eachnet.com from 2000 to 2001. Mr. Zhu holds a master’s degree in automatic control from East China University of Science and Technology.
     Diana Li has served as our vice president since March 2007. Ms. Li was previously appointed vice president of our SDG (Shanda Game) Division in May 2006 and as a director of both our Project Management Center and Game Design Center since February 2005. Before joining Shanda, Ms. Li was a project director at Expedia Inc., responsible for project management and operations for Expedia in the Asia Pacific including Australia. From 1999 to 2004, Ms. Li held management positions in various product groups of Microsoft including the Office, Windows Server and Xbox product groups. Prior to joining Microsoft, Ms. Li was a manager at Fidelity Investments in Boston from 1998 to 1999, and she was a team manager at Unifi Telecommunication Inc. from 1995 to 1998. Ms. Li holds a bachelor’s of science degree in psychology from Beijing University and a master’s of science degree in applied statistics and operations research from Bowling Green State University in Ohio.
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
B. COMPENSATION
     In 2006, the aggregate cash compensation paid to our directors and executive officers as a group RMB was 14.06 million (US$1.80 million). In addition, options to acquire an aggregate of 1,280,000 ordinary shares were granted to our directors and executive officers in 2006. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.
Equity Compensation Plans
     In order to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, employees and other eligible persons, we have adopted our 2003 Incentive Plan, or the 2003 Plan and our 2005 Equity Compensation Plan, or the 2005 Plan. In March 2003, our board of directors adopted the 2003 Plan. An aggregate of 13,309,880 ordinary shares, which is equal to approximately 9.4% of our issued and outstanding ordinary shares as of March 31, 2007, were reserved for issuance under the 2003 Plan. In October 2005, shareholders approved the 2005 plan at our annual general meeting of shareholders. An aggregate of 7,449,235 ordinary shares, which is equal to approximately 5.2% of our issued and outstanding ordinary shares as of March 31, 2007, were reserved for issuance under the 2005 Plan.
     The table set forth below summarizes stock option activity under the plans for the years ended December 31, 2004, 2005 and 2006:

	2004		2005		2006
		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
	Outstanding	(US$)	Outstanding	(US$)	Outstanding	(US$)
Outstanding at beginning of year	8,857,803	1.516	8,883,402	3.42	6,220,775	4.71
Granted	4,258,503	5.57	567,731	15.63	3,000,000	6.8505
Exercised	(4,116,074)	1.55	(2,762,438)	2.70	(1,226,082)	3.57
Forfeited	(116,830)	3.51	(467,920)	5.33	(406,671)	7.88
Expired					(20,785)	13.87
Outstanding at end of year	8,883,402	3.42	6,220,775	4.71	7,567,237	5.55

Vested and exercisable at end of year	397,091	2.53	1,164,853	3.97	2,907,096	3.18

     As of December 31, 2006, approximately 5,087,284 options were available for granted under the plans. The table set forth below summarizes outstanding and exercisable stock options under the plans as of December 31, 2006.

	Options Outstanding at			Options Exercisable at
	December 31, 2006			December 31, 2006
		Weighted Average
		Remaining	Weighted Average		Weighted Average
	Number	Contractual Life	Exercise Price	Number	Exercise Price
Exercise Prices US$	Outstanding	(years)	(US$)	Outstanding	(US$)
1.516	1,967,966	6.25	1.516	1,967,966	1.516
5.5	2,158,452	7.14	5.5	802,037	5.5
8.00	35,850	7.58	8.00	35,850	8.00
15.33	163,078	8.07	15.33	40,770	15.33
15.55	171,940	8.08	15.55	42,985	15.55
14.89	40,295	8.13	14.89	10,074	14.89
16.86	29,656	8.42	16.86	7,414	16.86
6.8505	3,000,000	9.50	6.8505	0	6.8505
	7,567,237			2,907,096
     On April 24, 2007, we granted options under the 2005 plan to purchase 655,000 of our ordinary shares to three of our officers, Jianwu Liang, Jisheng Zhu and Diana Li, and other employees at an exercise price of US$11.6406, which is equal to the average of the closing prices for the 90 trading days prior to the grant date.
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
     The table below sets forth the option grants made to our directors and executive officers pursuant to the plans as of March 31, 2007:

	Number of Shares	Per Share
	Underlying	Exercise Price (in		Date of
Name	Options Granted	US$)	Date of Grant	Expiration
Tianqiao Chen	266,198	1.516	March 31, 2003	March 31, 2013
Danian Chen	266,198	1.516	March 31, 2003	March 31, 2013
Jun Tang	2,661,976	5.5	February 12, 2004	February 12, 2014
Qianqian Luo	266,198	1.516	March 31, 2003	March 31, 2013
Jingsheng Huang	*	1.516	March 31, 2003	March 31, 2013
Qunzhao Tan	2,129,581	1.516	March 31, 2003	March 31, 2013
Qunzhao Tan	150,000	6.8505	June 28, 2006	June 28, 2016
Daniel Zhang	*	6.8505	June 28, 2006	June 28, 2016
Haibin Qu	1,863,383	1.516	March 31, 2003	March 31, 2013
Jingying Wang	*	1.516	March 31, 2003	March 31, 2013
Jingying Wang	*	6.8505	June 28, 2006	June 28, 2016
Yanmei Zhang	*	15.33	January 25, 2005	January 25, 2015
Yanmei Zhang	*	6.8505	June 28, 2006	June 28, 2016
Hai Ling	*	1.516	March 31, 2003	March 31, 2013
Hai Ling	*	5.5	April 1, 2004	April 1, 2014
Hai Ling	*	6.8505	June 28, 2006	June 28, 2016
Xiangdong Zhang	*	1.516	March 31, 2003	March 31, 2013
Xiangdong Zhang	*	5.5	April 1, 2004	April 1, 2014
Xiangdong Zhang	*	6.8505	June 28, 2006	June 28, 2016

	Number of Shares	Per Share
	Underlying	Exercise Price (in		Date of
Name	Options Granted	US$)	Date of Grant	Expiration
Jianwu Liang	*	1.516	March 31, 2003	March 31, 2013
Jianwu Liang	*	6.8505	June 28, 2006	June 28, 2016
Jisheng Zhu	*	5.5	April 1, 2004	April 1, 2014
Jisheng Zhu	*	6.8505	June 28, 2006	June 28, 2016
Diana Li	*	14.89	February 16, 2005	February 16, 2016
Diana Li	*	6.8505	June 28, 2006	June 28, 2016

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.
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
     Audit Committee
     Our audit committee currently consists of Jingsheng Huang, Chengyu Xiong and Bruno Wu. Our board of directors has determined that all of our audit committee members are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.
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
D. EMPLOYEES
     As of December 31, 2004, 2005 and 2006, we had 1,429, 2,392 and 1,906 full-time employees, respectively. The following table sets forth the number of our employees by department as of December 31, 2005 and 2006:

	As of December 31, 2005		As of December 31, 2006
	Number	Percent	Number	Percent
Senior Management	32	1.3	27	1.4
Customer Service	419	17.5	398	20.9
Technology Support	301	12.6	245	12.9
Game Development	818	34.2	504	26.4
Product Management	254	10.6	324	17.0
Sales, Marketing and Public Relations	345	14.4	229	12.0
Finance and Administration / Investment and Overseas Business	223	9.4	179	9.4

New Business

Total	2,392	100	1,906	100

     As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In addition to the benefits that we are required to provide to our employees pursuant to PRC regulations, we also provide life insurance and supplemental medical and housing insurance. The total amount of contributions we made to employee benefit plans in 2004, 2005 and 2006 was RMB13.7 million, RMB 24.2 million and RMB33.5 million (US$4.3 million) respectively.
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
E. SHARE OWNERSHIP
Please see Item 7.A.
Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
     The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of March 31, 2007:
•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own ordinary shares within the meaning of Rule 13d-3 of the Exchange Act;
     Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 143,678,698 ordinary shares outstanding as of March 31, 2007.

	Shares Beneficially Owned
		Percentage of
Name	Number	Total
Tianqiao Chen(1)	83,524,628	58.1%
Danian Chen(2)	82,226,360	57.2%
Qianqian Luo(3)	83,524,628	58.1%
Skyline Media Limited(4)	81,070,090	56.4%
Cisco Systems, Inc(5)	10,382,316	7.3%
AXA Group(5)	7,596,058	5.4%
Jun Tang	887,581	0.6%
Jingsheng Huang	*	*
Qunzhao Tan(6)	1,415,781	1.0%
Daniel Zhang	*	*
Haibin Qu(7)	1,216,661	0.9%
Yanmei Zhang	*	*
Jingying Wang(8)	*	*
Hai Ling	*	*
Xiangdong Zhang(9)	*	*
Jianwu Liang	*	*
Jisheng Zhu	*	*
Diana Li	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this table, would beneficially own less than 1% of our ordinary shares.

(1)	Represents 81,070,090 ordinary shares owned by Skyline Media Limited, 2,188,338 ordinary shares held by DBS Trustees Limited acting as trustees of the Jade Trust and 266,200 ordinary shares that may be issued upon exercise of stock options that are held by DBS Trustees Limited acting as trustees of the Jade Trust. Tianqiao Chen is the sole shareholder of Shanda Media Limited, which is a director and owns 40% of Skyline Capital International Limited, the sole shareholder of Skyline Media Limited. Tianqiao Chen is also a director of Skyline Media Limited. Tianqiao Chen disclaims beneficial ownership of all of our ordinary shares owned by Skyline Media Limited. Ordinary shares and stock options held by DBS Trustees Limited acting as trustees of the Jade Trust are held for the benefit of Tianqiao Chen and his family members.

(2)	Represents 81,070,090 ordinary shares owned by Skyline Media Limited, 1,023,170 ordinary shares owned by DBS Trustees Limited acting as trustees of the Chi Feng Trust and 133,100 ordinary shares that may be issued upon exercise of stock options that are held by DBS Trustees Limited acting as trustees of the Chi Feng Trust. Danian Chen is the sole shareholder of Shanda Investment International Limited, which is a director and owns 30% of Skyline Capital International Limited, the sole shareholder of Skyline Media Limited. Danian Chen is also a director of Skyline Media Limited. Danian Chen disclaims beneficial ownership of all of our ordinary shares owned by Skyline Media Limited. Ordinary shares and stock options held by DBS Trustees Limited acting as trustees of the Chi Feng Trust are held for the benefit of Danian Chen and his family members.

(3)	Represents 81,070,090 ordinary shares owned by Skyline Media Limited, 2,188,338 ordinary shares owned by DBS Trustees Limited acting as trustees of the Jade Trust and 266,200 ordinary shares that may be issued upon exercise of stock options held by DBS Trustees Limited acting as trustees of the Jade Trust. Qianqian Luo is the sole shareholder of Fortune Capital Holdings Enterprises Limited, which is a director and owns 30% of Skyline Capital International Limited, the sole shareholder of Skyline Media Limited. Ms. Luo is also a director of Skyline Media Limited. Ms. Luo disclaims beneficial ownership of all of our ordinary shares owned by Skyline Media Limited. Ordinary shares and stock options held by DBS Trustees Limited acting as trustees of the Jade Trust are held for the benefit of Ms. Luo and her family members.

(4)	Tianqiao Chen, Danian Chen and Qianqian Luo indirectly own 40%, 30% and 30%, respectively, of Skyline Media and may be deemed to beneficially own all of our shares held by Skyline Media Limited.

(5)	The number of shares was taken from Schedule 13G filed with the SEC by AXA Group and Cisco Systems, Inc. on February 13, 2007 and February 14, 2007 respectively, both the file number is 005-80297. The percentage of beneficial ownership was calculated based on the amount of our ordinary shares outstanding as of March 31, 2007

(6)	These ordinary shares, or stock options to purchase ordinary shares, are held by DBS Trustees Limited acting as Trustees of the Three Gorges Trust for the benefit of Qunzhao Tan and his family members.

(7)	These ordinary shares, or stock options to purchase ordinary shares, are held by DBS Trustees Limited acting as Trustees of the Hub Trust for the benefit of Haibin Qu and his family members.

(8)	These ordinary shares, or stock options to purchase ordinary shares, are held by DBS Trustee Limited acting as Trustees of the Fly Trust for the benefit of Jingying Wang and his family members

(9)	These ordinary shares, or stock options to purchase ordinary shares, are held by DBS Trustee Limited acting as Trustee of the Shabak Trust for the benefit of Xiangdong Zhang and his family members.
     None of our existing shareholders have voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2007 of the 143,678,698 issued and outstanding ordinary shares, approximately 23.7% of those ordinary shares were held in the US by 86 institutional holders of record.
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

No	Agreement	Date	Parties	Purpose	Payment
1	Research and Development Agreement	October 31, 2005	Shengqu and Shengjin	Shengjin to develop Shanda Richman, an online casual game	Shengqu to pay: (i) recoupable installment payments of totaling 2 million over 24 months; and (ii) monthly royalty payments equal to 16%

2	Research and Development Agreement	July 14, 2004	Shengqu and Shengjin	Shengjin to develop The Sign, a MMORPG	Shengqu to pay: (i) recoupable installment payments of totaling 2 million over 24 months; and (ii) monthly royalty payments between 5% and 10%.

3	Purchase Agreement	December 21, 2004	Shengqu and Shengpin	Shengqu to purchase from Shengpin copyright for The Age, a MMORPG	RMB2.7 million

4	The Woool License Agreement Extension	January 1, 2007	Shengqu and PRC operating companies	Shengqu extends term Woool operating license to the PRC operating companies	26% royalty

5	The Age License Agreement Extension	January 1, 2007	Shengqu and PRC operating companies	Shengqu extends term The Age operating license to the PRC operating companies	26% royalty

6	3G Hero License Agreement	September 1, 2006	Shengqu and PRC operating companies	Shengqu licenses right to operate 3G Hero to the PRC operating companies	35% royalty

7	Shanda Richman License Agreement	December 8, 2006	Shengqu and PRC operating companies	Shengqu licenses right to operate Shanda Richman to the PRC operating companies	35% royalty

8	GetAmped License Agreement	February 18, 2006	Shengqu and PRC operating companies	Shengqu licenses right to operate GetAmped to the PRC operating companies	25% royalty

9	LaTale License Agreement	April 2, 2007	Shengqu and PRC operating companies	Shengqu licenses right to operate LaTale to the PRC operating companies	RMB7,740,900 and 32% royalty

No	Agreement	Date	Parties	Purpose	Payment
10	Arena Software III License Agreement	May 1, 2006	Grandpro and Haofang Online	Grandpro licenses right to use Arena Software III to Haofang Online	35% royalty

11	Mir II License Agreement Extension	September 28, 2005	Shengqu and PRC operating companies	Shengqu extends term Mir II operating license to the PRC operating companies	RMB23,799,400 and 26% royalty

12	BNB License Agreement Extension	October 1, 2005	Shengqu and PRC operating companies	Shengqu extends term BNB operating license to the PRC operating companies	RMB12,138,000 and 45% royalty

13	The Woool License Agreement Extension	January 1, 2006	Shengqu and PRC operating companies	Shengqu extends term Woool operating license to the PRC operating companies	RMB15,000,000 and 26% royalty

14	The Age License Agreement Extension	January 1, 2006	Shengqu and PRC operating companies	Shengqu extends term The Age operating license to the PRC operating companies	RMB1,080,000 and 26% royalty

15	The Sign License Agreement Extension	January 1, 2006	Shengqu and PRC operating companies	Shengqu extends term The Sign operating license to the PRC operating companies	RMB1,080,000 and 26% royalty

16	R.O. License Agreement	September 1, 2005	Shengqu and PRC operating companies	Shengqu licenses right to operate R.O. to the PRC operating companies	RMB5,669,860 and 35% royalty

17	3G Hero License Agreement	September 1, 2005	Shengqu and PRC Operating Companies	Shengqu licenses right to operate 3G Hero to the PRC operating companies	RMB2,000,000 and 35% royalty

18	Shanda Richman License Agreement	December 8, 2005	Shengqu and PRC operating companies	Shengqu licenses right to operate Shanda Richman to the PRC operating companies	RMB1,500,000 and 35% royalty

19	Crazy Kart License Agreement	March 18, 2006	Shengqu and PRC operating companies	Shengqu licenses right to operate Crazy Kart to the PRC operating companies	RMB1,200,000 and 35% royalty

20	Doudizhu License Agreement	May 1, 2006	Grandpro and Haofang Online	Grandpro licenses right to operate Doudizhu to Haofang Online	35% royalty

21	The Woool License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate Woool to the PRC operating companies	RMB30,000,000 and 26% royalty

22	The Age License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate the Age to the PRC operating companies	RMB3,300,000 and 26% royalty

No	Agreement	Date	Parties	Purpose	Payment
23	The Sign License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate The Sign to the PRC operating companies	RMB2,900,000 and 26% royalty

24	Maple Story License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate Maple Story to the PRC operating companies	RMB3,972,960 and 35% royalty

25	Mir II License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate Mir II to the PRC operating companies	RMB11,035,733 and 26% royalty

26	BNB License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate BNB to the PRC operating companies	RMB1,308,701 and 35% royalty

27	GetAmped License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate GetAmped to the PRC operating companies	RMB958,222 and 25% royalty

28	Arena Software I License Agreement	May 1, 2006	Grandpro and Haofang Online	Grandpro licenses right to use Arena Software I to Haofang Online	35% royalty

29	Arena Software II License Agreement	May 1, 2006	Grandpro and Haofang Online	Grandpro licenses right to use Arena Software II to Haofang Online	35% royalty

30	Unified Platform Verification System License Agreement	January 1, 2007	Shanda Computer and Shanda Networking	Shanda Computer licenses right to use Unified Platform Verification System to Shanda Networking	monthly royalty fee equal to log-in number multiplied by unit price as set forth in Exhibit A.

31	Unified Platform Verification System License Agreement	January 1, 2007	Shanda Computer and Nanjing Shanda	Shanda Computer licenses right to use Unified Platform Verification System to Nanjing Shanda	monthly royalty fee equal to log-in number multiplied by unit price as set forth in Exhibit A.

32	Unified Platform Verification System License Agreement	January 1, 2007	Shanda Computer and Hangzhou Bianfeng	Shanda Computer licenses right to use Unified Platform Verification System to Hangzhou Bianfeng	monthly royalty fee equal to log-in number multiplied by unit price as set forth in Exhibit A.

33	Jingling System Software License Agreement	January 1, 2007	Shanda Computer and Shanda Networking	Shanda Computer licenses right to use Jingling System to Shanda Networking	monthly royalty fee equal to Q&A number multiplied by unit price as set forth in Exhibit A

34	Jingling System Software License Agreement	January 1, 2007	Shanda Computer and Nanjing Shanda	Shanda Computer licenses right to use Jingling System to Nanjing Shanda	monthly royalty fee equal to Q&A number multiplied by unit price as set forth in Exhibit A

No	Agreement	Date	Parties	Purpose	Payment
35	Jingling System Software License Agreement	January 1, 2007	Shanda Computer and Hangzhou Bianfeng	Shanda Computer licenses right to use Jingling System to Hangzhou Bianfeng	monthly royalty fee equal to Q&A number multiplied by unit price as set forth in Exhibit A

36	Physical Card	January 1, 2007	Shanda Computer and	Shanda Computer	Shanda Networking to pay:
	Online-sales System Software License Agreement		Shanda Networking	licenses right to use Physical Card Online-sales System to Shanda Networking	(i) installment payments of RMB1,200,000 over 12 months; and (ii) monthly royalty equal to 15%

37	Physical Card	January 1, 2007	Shanda Computer and	Shanda Computer	Nanjing Shanda to pay:
	Online-sales System Software License Agreement		Nanjing Shanda	licenses right to use Physical Card Online-sales System to Nanjing Shanda	(i) installment payments of RMB1,200,000 over 12 months; and (ii) monthly royalty equal to 15%

38	Physical Card	January 1, 2007	Shanda Computer and	Hangzhou Bianfeng	Hangzhou Bianfeng to pay:
	Online-sales System Software License Agreement		Hangzhou Bianfeng	licenses right to use Physical Card Online-sales System to Hangzhou Bianfeng	(i) installment payments of RMB120,000 over 12 months; and (ii) monthly royalty equal to 15%

39	Virtual Card	January 1, 2007	Shanda Computer and	Shanda Computer	Shanda Networking to pay:
	Online-sales System Software License Agreement		Shanda Networking	licenses right to use Virtual Card Online-sales System to Shanda Networking	(i) installment payments of RMB1,200,000 over 12 months; and (ii) monthly royalty equal to 15%

40	Virtual Card	January 1, 2007	Shanda Computer and	Shanda Computer	Nanjing Shanda to pay:
	Online-sales System Software License Agreement		Nanjing Shanda	licenses right to use Virtual Card Online-sales System to Nanjing Shanda	(i) installment payments of RMB1,200,000 over 12 months; and (ii) monthly royalty equal to 15%

41	Virtual Card	January 1, 2007	Shanda Computer and	Shanda Computer	Hangzhou Bianfeng to pay:
	Online-sales System Software License Agreement		Hangzhou Bianfeng	licenses right to use Virtual Card Online-sales System to Hangzhou Bianfeng	(i) installment payments of RMB120,000 over 12 months; and (ii) monthly royalty equal to 15%

42	Debit Card and	January 1, 2007	Shanda Computer and	Shanda Computer	Shanda Networking to pay:
	Credit Card Online-sales System Software License Agreement		Shanda Networking	licenses right to use Debit Card and Credit Card Online-sales System to Shanda Networking	(i) installment payments of RMB1,200,000 over 12 months; and (ii) monthly royalty equal to 15%

43	Debit Card and	January 1, 2007	Shanda Computer and	Shanda Computer	Nanjing Shanda to pay:
	Credit Card Online-sales System Software License Agreement		Nanjing Shanda	licenses right to use Debit Card and Credit Card Online-sales System to Nanjing Shanda	(i) installment payments of RMB1,200,000 over 12 months; and (ii) monthly royalty equal to 15%

44	Debit Card and	January 1, 2007	Shanda Computer and	Shanda Computer	Hangzhou Bianfeng to pay:
	Credit Card Online-sales System Software License Agreement		Hangzhou Bianfeng	licenses right to use Debit Card and Credit Card Online-sales System to Hangzhou Bianfeng	(i) installment payments of RMB120,000 over 12 months; and (ii) monthly royalty equal to 15%

No	Agreement	Date	Parties	Purpose	Payment
45	Equipment	January 1, 2007	Shengqu and Shanda	Shengqu licenses	Shanda Networking to pay:
	Management Platform Software License Agreement		Networking	right to use Equipment Management Platform Software to Shanda Networking	(i) initial license fee of RMB1,680,000 over 12 months; (ii) monthly service fees equal to RMB70,000; and (iii) monthly supporting fees equal to request number multiplied by RMB50,000

46	Equipment	January 1, 2007	Shengqu and Nanjing	Shengqu licenses	Nanjing Shanda to pay:
	Management Platform Software License Agreement		Shanda	right to use Equipment Management Platform Software to Nanjing Shanda	(i) initial license fee of RMB1,680,000 over 12 months; (ii) monthly service fees equal to RMB70,000; and (iii) monthly supporting fees equal to request number multiplied by RMB50,000

47	Equipment	January 1, 2007	Shengqu and	Shengqu licenses	Hangzhou Bianfeng to pay:
	Management Platform Software License Agreement		Hangzhou Bianfeng	right to use Equipment Management Platform Software to Hangzhou Bianfeng	(i) initial license fee of RMB240,000 over 12 months; (ii) monthly service fees equal to RMB10,000; and (iii) monthly supporting fees equal to request number multiplied by RMB50,000

48	Octopod System Software License Agreement	January 1, 2007	Shengqu and Shanda Networking	Shengqu licenses right to use Octopod System Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to number of servers multiplied by RMB100

49	Octopod System Software License Agreement	January 1, 2007	Shengqu and Nanjing Shanda	Shengqu licenses right to use Octopod System Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to number of servers multiplied by RMB100

50	Octopod System Software License Agreement	January 1, 2007	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use Octopod System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to number of servers multiplied by RMB100

51	User Platform Software License Agreement	January 1, 2007	Shengqu and Shanda Networking	Shengqu licenses right to use User Platform Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to total number of subsidiary systems multiplied by RMB5,000

52	User Platform Software License Agreement	January 1, 2007	Shengqu and Nanjing Shanda	Shengqu licenses right to use User Platform Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to total number of subsidiary systems multiplied by RMB5,000

53	User Platform Software License Agreement	January 1, 2007	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use User Platform Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to total number of subsidiary systems multiplied by RMB5,000

No	Agreement	Date	Parties	Purpose	Payment
54	Remote Desktop	January 1, 2007	Shengqu and Shanda	Shengqu licenses	Shanda Networking to pay:
	System Software License Agreement		Networking	right to use Remote Desktop System Software to Shanda Networking	(i) initial license fee of RMB2,040,000 over 12 months; (ii) monthly service fees equal to RMB40,000

55	Remote Desktop	January 1, 2007	Shengqu and Nanjing	Shengqu licenses	Nanjing Shanda to pay:
	System Software License Agreement		Shanda	right to use Remote Desktop System Software to Nanjing Shanda	(i) initial license fee of RMB2,040,000 over 12 months; (ii) monthly service fees equal to RMB40,000

56	Remote Desktop	January 1, 2007	Shengqu and	Shengqu licenses	Hangzhou Bianfeng to pay:
	System Software License Agreement		Hangzhou Bianfeng	right to use Remote Desktop System Software to Hangzhou Bianfeng	(i) initial license fee of RMB240,000 over 12 months; (ii) monthly service fees equal to RMB10,000

57	Graph Supervision System Software License Agreement	January 1, 2007	Shengqu and Shanda Networking	Shengqu licenses right to use Graph Supervision System Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to revenue multiplied by 1%

58	Graph Supervision System Software License Agreement	January 1, 2007	Shengqu and Nanjing Shanda	Shengqu licenses right to use Graph Supervision System Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to revenue multiplied by 1%

59	Graph Supervision System Software License Agreement	January 1, 2007	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use Graph Supervision System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to revenue multiplied by 1%

60	Server Local	January 1, 2007	Shengqu and Shanda	Shengqu licenses	Shanda Networking to pay:
	Verification Software License Agreement		Networking	right to use Server Local Verification Software to Shanda Networking	(i) initial license fee of RMB840,000 over 12 months; and (ii) monthly supporting fees equal to total number servers multiplied by RMB50

61	Server Local	January 1, 2007	Shengqu and Nanjing	Shengqu licenses	Nanjing Shanda to pay:
	Verification Software License Agreement		Shanda	right to use Server Local Verification Software to Nanjing Shanda	(i) initial license fee of RMB840,000 over 12 months; and (ii) monthly supporting fees equal to total number servers multiplied by RMB50

62	Server Local	January 1, 2007	Shengqu and	Shengqu licenses	Hangzhou Bianfeng to pay:
	Verification Software License Agreement		Hangzhou Bianfeng	right to use Server Local Verification Software to Hangzhou Bianfeng	(i) initial license fee of RMB120,000 over 12 months; and (ii) monthly supporting fees equal to total number servers multiplied by RMB50

63	External Application Supervision System Software License Agreement	January 1, 2007	Shengqu and Shanda Networking	Shengqu licenses right to use External Application Supervision System Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to Supervised Object number multiplied by RMB2,000

No	Agreement	Date	Parties	Purpose	Payment
64	External Application Supervision System Software License Agreement	January 1, 2007	Shengqu and Nanjing Shanda	Shengqu licenses right to use External Application Supervision System Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to Supervised Object number multiplied by RMB2,000

65	External Application Supervision System Software License Agreement	January 1, 2007	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use External Application Supervision System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to supervised object number multiplied by RMB2,000

66	HIDS System Software License Agreement	January 1, 2007	Shengqu and Shanda Networking	Shengqu licenses right to use HIDS System Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to alarm number multiplied by RMB500

67	HIDS System Software License Agreement	January 1, 2007	Shengqu and Nanjing Shanda	Shengqu licenses right to use HIDS System Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to alarm number multiplied by RMB500

68	HIDS System Software License Agreement	January 1, 2007	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use HIDS System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to alarm number multiplied by RMB500

69	GameMaster System Software License Agreement	January 1, 2007	Shengqu and Shanda Networking	Shengqu licenses right to use GameMaster System Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to revenue multiplied by 0.5%

70	GameMaster System Software License Agreement	January 1, 2007	Shengqu and Nanjing Shanda	Shengqu licenses right to use GameMaster System Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to revenue multiplied by 0.5%

71	GameMaster System Software License Agreement	January 1, 2007	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use GameMaster System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to revenue multiplied by 0.5%

72	Kangaroo System	January 1, 2007	Shengqu and Shanda	Shengqu licenses	Shanda Networking to pay:
	Software License Agreement		Networking	right to use Kangaroo System Software to Shanda Networking	(i) initial license fee of RMB 840,000 over 12 months; and (ii) monthly supporting fees equal to request number multiplied by RMB100,000

73	Kangaroo System	January 1, 2007	Shengqu and Nanjing	Shengqu licenses	Nanjing Shanda to pay:
	Software License Agreement		Shanda	right to use Kangaroo System Software to Nanjing Shanda	(i) initial license fee of RMB 840,000 over 12 months; and (ii) monthly supporting fees equal to request number multiplied by RMB100,000

No	Agreement	Date	Parties	Purpose	Payment
74	Kangaroo System Software License Agreement	January 1, 2007	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use Kangaroo System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay(i) initial license fee of RMB 120,000 over 12 months; and (ii) monthly supporting fees equal to request number multiplied by RMB100,000

75	Cobweb System	January 1, 2007	Shengqu and Shanda	Shengqu licenses	Shanda Networking to pay:
	Software License Agreement		Networking	right to use Cobweb System Software to Shanda Networking	(i) initial license fee of RMB 840,000 over 12 months; and (ii) monthly supporting fees equal to checking point number multiplied by RMB10,000

76	Cobweb System	January 1, 2007	Shengqu and Nanjing	Shengqu licenses	Nanjing Shanda to pay:
	Software License Agreement		Shanda	right to use Cobweb System Software to Nanjing Shanda	(i) initial license fee of RMB 840,000 over 12 months; and (ii) monthly supporting fees equal to checking point number multiplied by RMB10,000

77	Cobweb System	January 1, 2007	Shengqu and	Shengqu licenses	Hangzhou Bianfeng to pay:
	Software License Agreement		Hangzhou Bianfeng	right to use Cobweb System Software to Hangzhou Bianfeng	(i) initial license fee of RMB 120,000 over 12 months; and (ii) monthly supporting fees equal to checking point number multiplied by RMB10,000

78	Netview System Software License Agreement	January 1, 2007	Shengqu and Shanda Networking	Shengqu licenses right to use Netview System Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to equipment number multiplied by RMB50

79	Netview System Software License Agreement	January 1, 2007	Shengqu and Nanjing Shanda	Shengqu licenses right to use Netview System Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to equipment number multiplied by RMB50

80	Netview System Software License Agreement	January 1, 2007	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use Netview System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to equipment number multiplied by RMB50

81	Event Platform Software License Agreement	January 1, 2007	Shengqu and Shanda Networking	Shengqu licenses right to use Event Platform Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to event number multiplied by RMB300

82	Event Platform Software License Agreement	January 1, 2007	Shengqu and Nanjing Shanda	Shengqu licenses right to use Event Platform Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to event number multiplied by RMB300

83	Event Platform Software License Agreement	January 1, 2007	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use Event Platform Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to event number multiplied by RMB300

No	Agreement	Date	Parties	Purpose	Payment
84	Network Log	January 1, 2007	Shengqu and Shanda	Shengqu licenses	Shanda Networking to pay:
	Supervision System Software License Agreement		Networking	right to use Network Log Supervision System Software to Shanda Networking	(i) initial license fee of RMB1,008,000 over 12 months; and (ii) monthly supporting fees equal to alarm number multiplied by RMB150

85	Network Log	January 1, 2007	Shengqu and Nanjing	Shengqu licenses	Nanjing Shanda to pay:
	Supervision System Software License Agreement		Shanda	right to use Network Log Supervision System Software to Nanjing Shanda	(i) initial license fee of RMB1,008,000 over 12 months; and (ii) monthly supporting fees equal to alarm number multiplied by RMB150

86	Network Log	January 1, 2007	Shengqu and	Shengqu licenses	Hangzhou Bianfeng to pay:
	Supervision System Software License Agreement		Hangzhou Bianfeng	right to use Network Log Supervision System Software to Hangzhou Bianfeng	(i) initial license fee of RMB144,000 over 12 months; and (ii) monthly supporting fees equal to alarm number multiplied by RMB150

87	New E-sales System License Agreement	December 9, 2005	Shengqu and PRC operating companies	Shengqu licenses right to use E-Sales System software to the PRC operating companies	The PRC operating companies to pay: (i) installment payments of RMB3,250,000 over 12 months; and (ii) monthly royalty payments equal to 15%

88	New Xintianyou License Agreement	January 1, 2006	Shengqu and PRC operating companies	Shengqu licenses right to use Xintianyou to the PRC operating companies	The PRC operating companies to pay: (i) one installment payment of RMB3,600,000 over 12 months, and (ii) monthly royalty equal to 5%

89	E-sales System License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to use E-Sales System software to the PRC operating companies	The PRC operating companies to pay: (i) one installment payments of RMB6,000,000 over 12 months, and (ii) monthly royalty equal to 15%

90	Xintianyou License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to use Xintianyou to the PRC operating companies	The PRC operating companies to pay: (i) one installment payment of RMB3,600,000 over 12 months, and (ii) monthly royalty equal to 5%

91	New Business Support System License Agreement	January 1, 2007	Shanda Computer and Shanda Networking	Shanda Computer licenses right to use Business Support System in South-west China, North-west China and North China to Shanda Networking	Shanda Networking to pay monthly royalty payments equal to the number of online game players per month multiplied by unit price as set forth in Appendix 2

92	New Business Support System License Agreement	January 1, 2007	Shanda Computer and Nanjing Shanda	Shanda Computer licenses right to use Business Support System in East China and South-central China to Nanjing Shanda	Nanjing Shanda to pay monthly royalty payments equal to the number of online game players per month multiplied by unit price as set forth in Appendix 2

No	Agreement	Date	Parties	Purpose	Payment
93	New Business Support System License Agreement	January 1, 2007	Shanda Computer and Hangzhou Bianfeng	Shanda Computer licenses right to use Business Support System in North-east China to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly royalty payments equal to the number of online game players per month multiplied by unit price as set forth in Appendix 2

94	Termination Agreement to New Billing Technology License Agreement	December 1, 2006	Shengqu and Shanda Networking	Shengqu terminates the right to use billing technology in South-west China, North-west China and North China to Shanda Networking

95	Termination Agreement to New Billing Technology License Agreement	December 1, 2006	Shengqu and Nanjing Shanda	Shengqu terminates the right to use billing technology in East China and South-central China to Nanjing Shanda

96	Termination Agreement to New Billing Technology License Agreement	December 1, 2006	Shengqu and Hangzhou Bianfeng	Shengqu terminates the right to use billing technology in North-east China to Hangzhou Bianfeng

97	New Billing Technology License Agreement	January 1, 2006	Shengqu and Shanda Networking	Shengqu licenses right to use billing technology in South-west China, North-west China and North China to Shanda Networking	Shanda Networking to pay monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB10 for 2006

98	New Billing Technology License Agreement	January 1, 2006	Shengqu and Nanjing Shanda	Shengqu licenses right to use billing technology in East China and South-central China to Nanjing Shanda	Nanjing Shanda to pay monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB10 for 2006

99	New Billing Technology License Agreement	January 1, 2006	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use billing technology in North-east China to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB10 for 2006

100	Amendment to the Amended and Restated Billing Technology License Agreement	December 28, 2004	Shengqu and Shanda Networking	Shengqu licenses right to use billing technology in South-west China, North-west China and North China to Shanda Networking	Shanda Networking to pay monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB13.46 for 2005

101	Billing Technology License Agreement	December 28, 2004	Shengqu and Nanjing Shanda	Shengqu licenses right to use billing technology in East China and South-central China to Nanjing Shanda	Nanjing Shanda to pay monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB13.46 for 2005

No	Agreement	Date	Parties	Purpose	Payment
102	Billing Technology License Agreement	December 28, 2004	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use billing technology in North-east China to Hangzhou Bianfeng	Nanjing Shanda to pay monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB13.46 for 2005

103	The Amended and Restated Billing Technology License Agreement	December 9, 2003	Shengqu and Shanda Networking	Shengqu licenses right to use billing technology in China to Shanda Networking	Shanda Networking to pay monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB13.46 for 2004 and RMB 15.3 for 2003

104	Equipment Lease Agreement	December 28, 2004	Shengqu and Nanjing Shanda	Shengqu leases certain equipment to Nanjing Shanda	Nanjing Shanda to pay monthly rent equal to 4.2% of the original value of the leased equipment.

105	Equipment Lease Agreement	December 28, 2004	Shengqu and Hangzhou Bianfeng	Shengqu leases certain equipment to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly rent equal to 4.2% of the original value of the leased equipment.

106	New Strategic Consulting Service Agreement	January 1, 2007	Shengqu and Shanda Networking	Shengqu provides strategic consulting service to Shanda Networking	Shanda Networking to pay monthly consulting fee equal to the result of the following formula:
(player number of paying account x ARPU as described in the Exhibit 1 — fees paid to cooperative parties - other reasonable costs) x 60%

107	New Strategic Consulting Service Agreement	January 1, 2007	Shengqu and Nanjing Shanda	Shengqu provides strategic consulting service to Nanjing Shanda	Nanjing Shanda to pay monthly consulting fee equal to the result of the following formula:
(player number of paying account x ARPU as described in the Exhibit 1 — fees paid to cooperative parties - other reasonable costs) x 60%

108	New Strategic Consulting Service Agreement	January 1, 2007	Shengqu and Hangzhou Bianfeng	Shengqu provides strategic consulting service to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly consulting fee equal to the result of the following formula:
(player number of paying account x ARPU as described in the Exhibit 1 — fees paid to cooperative parties - other reasonable costs) x 60%

109	New Technical Support Agreement	January 1, 2007	Shanda Computer and Shanda Networking	Shanda Computer provides technical support to Shanda Networking	Shanda Networking to make monthly service fee equal to the result of the following formula:
service fee of different employee /per day described in the Schedule A x number of business days) x 88% + other reasonable out of pocket costs

No	Agreement	Date	Parties	Purpose	Payment
110	New Technical Support Agreement	January 1, 2007	Shanda Computer and Nanjing Shanda	Shanda Computer provides technical support to Nanjing Shanda	Nanjing Shanda to make monthly service fee equal to the result of the following formula:
service fee of different employee /per day described in the Schedule A x number of business days) x 88% + other reasonable out of pocket costs

111	New Technical Support Agreement	January 1, 2007	Shanda Computer and Hangzhou Bianfeng	Shanda Computer provides technical support to Hangzhou Bianfeng	Hangzhou Bianfeng to make monthly service fee equal to the result of the following formula:
service fee of different employee /per day described in the Schedule A x number of business days) x 88% + other reasonable out of pocket costs

112	Amended Strategic	December 28,	Shengqu and Shanda	Shengqu provides	Shanda Networking to pay:
	Consulting Service Agreement II	2004	Networking	strategic consulting service to Shanda Networking	(i) standard monthly fee of RMB150.00 per user; and (ii) RMB1,900,000 for 2005

113	Amended Strategic	December 28,	Shengqu and Shanda	Shengqu provides	Shanda Networking to pay:
	Consulting Service Agreement III	2005	Networking	strategic consulting service to Shanda Networking	(i) standard monthly fee of RMB92.00 per user; and (ii) RMB1,600,000 for 2006

114	Amended Strategic	December 28,	Shengqu and Shanda	Shengqu provides	Shanda Networking to pay:
	Consulting Service Agreement	2004	Networking	strategic consulting service to Shanda Networking	(i) standard monthly fee of RMB86.00 per user; and (ii) RMB1,900,000 for 2004

115	Entrusted Loan Agreement	March 19, 2006	Nanjing Shanda and China Merchants Bank Dongfang Branch	Nanjing Shanda provides Shanda Computer with a loan through services provided by China Merchants Bank	Nanjing Shanda to provide Shanda Computer a loan of RMB38,000,000

116	Loan Agreement	March 19, 2006	China Merchants Bank Dongfang Branch and Shanda Computer	Nanjing Shanda provides Shanda Computer with a loan through services provided by China Merchants Bank	Nanjing Shanda to provide Shanda Computer a loan of RMB38,000,000

117	Entrusted Loan Agreement	March 19, 2006	Hangzhou Bianfeng and China Merchants Bank Dongfang Branch	Hangzhou Bianfeng provides Shanda Computer with a loan through services provided by China Merchants Bank	Hangzhou Bianfeng to provide Shanda Computer a loan of RMB27,000,000

118	Loan Agreement	March 19, 2006	China Merchants Bank Dongfang Branch and Shanda Computer	Hangzhou Bianfeng provides Shanda Computer with a loan through services provided by China Merchants Bank	Hangzhou Bianfeng to provide Shanda Computer a loan of RMB27,000,000

No	Agreement	Date	Parties	Purpose	Payment
119	Entrusted Loan Agreement	March 24, 2006	Shanda Networking and China Industrial & Commercial Bank Pudong Branch	Shanda Networking provides Shanda Computer with a loan through services provided by China Industrial & Commercial Bank	Shanda Networking to provide Shanda Computer a loan of RMB35,000,000

120	Loan Agreement	March 24, 2006	Shanda Networking, Shanda Computer and China Industrial & Commercial Bank Pudong Branch	Shanda Networking provides Shanda Computer with a loan through services provided by China Industrial & Commercial Bank	Shanda Networking to provide Shanda Computer a loan of RMB35,000,000

121	Loan Agreement	January 4, 2006	Shanda Networking, Shanghai Bank Xujiahui Branch and Shegnqu	Shanda Networking provides Shengqu with a loan through services provided by Shanghai Bank	Shanda Networking to provide Shengqu a loan of RMB100,000,000

122	Entrusted Loan Agreement	January 4, 2006	Shanda Networking and China Merchants Bank Dongfang Branch	Shanda Networking provides Shengqu with a loan through services provided by China Merchants Bank	Shanda Networking to provide Shengqu a loan of RMB100,000,000

123	Loan Agreement	January 4, 2006	China Merchants Bank Dongfang Branch and Shengqu	Shanda Networking provides Shengqu with a loan through services provided by China Merchants Bank	Shanda Networking to provide Shengqu a loan of RMB100,000,000

124	Entrusted Loan Agreement	January 4, 2006	Nanjing Shanda and China Merchants Bank Dongfang Branch	Nanjing Shanda provides Shengqu with a loan through services provided by China Merchants Bank	Nanjing Shanda to provide Shengqu a loan of RMB100,000,000

125	Loan Agreement	January 4, 2006	China Merchants Bank Dongfang Branch and Shengqu	Nanjing Shanda provides Shengqu with a loan through services provided by China Merchants Bank	Nanjing Shanda to provide Shengqu a loan of RMB100,000,000

126	Cooperation Agreement	January 1, 2005	Shengqu and Shengyue	Shengqu to plan, design and create media content and prepare such materials for Shengyue	Shengyue to pay a service fee equal to 80% of the revenue realized through the distribution of media content

127	Website Development Agreement	January 1, 2007	Shengqu and Shanda Networking	Shengqu to design and cdevelop Rainbow Service website for Shanda Networking	Shanda Networking to make monthly supporting fees equal to request number multiplied by RMB100,000
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
     On October 8, 2003, Wemade filed a claim with the Beijing First Intermediate People’s Court, or the Beijing Court, against us and Beijing Lian Jin Century Scientific and Commercial Centre, a Beijing based distributor of our games, which alleged that we have infringed upon Wemade’s copyright and violated the PRC Anti-Unfair Competition Law with respect to Mir II in connection with our development and operation of Woool. In particular, Wemade has alleged that the Chinese name for Woool, which includes two characters from the Chinese name for Mir II, misleads users and that we previously encouraged users to switch from Mir II to Woool by permitting the transfer of game characters developed in Mir II to Woool. The claim was served to us on December 29, 2003. Wemade has alleged, among other things, that we have copied Mir II and elements of the Legend of Mir III, another game developed by Wemade, in developing Woool and that customers have been misled into thinking that Woool is a new version of Mir II. Wemade has requested the court to order us to stop operating Woool, destroy all data relating to Woool, stop distributing and marketing products related to Woool, take down the Woool website, stop selling pre-paid cards and related products with respect to Woool, and pay Wemade’s legal fees and related costs incurred by Wemade in connection with this litigation. On May 24, 2004, the Beijing court informed us that Actoz joined Wemade as a co-plaintiff in these proceedings. In October 2005, the Beijing Court completed a series of hearings in connection with the allegations. On February 2, 2007, we entered into an agreement with Wemade and Actoz to fully settle the copyright infringement and unfair competition case before the Beijing court. All parties agreed to settle at no additional cost to any party and each party would bear its own costs incurred to date in relation to the litigation. Under the terms of the settlement, Wemade and Actoz agreed to recognize our copyright for Woool, and we agreed to recognize Wemade and Actoz’s jointly-owned copyright of Mir II.
     In late March 2004, we received notice from Actoz on a separate cause of action relating to an audit on Mir II royalty fees prepared on behalf of Actoz pursuant to the settlement agreement. The audit alleged certain potential underpayments of royalty fees in respect of the period from July 1, 2002 to September 30, 2003 amounting to approximately RMB35 million. In addition, we received notice from Actoz relating to an audit of Mir II royalty fees prepared on behalf of Actoz for royalties accrued during the fourth quarter of 2003. The audit alleged certain potential underpayments of royalty fees for such period in an amount of approximately RMB2 million. In September 2005, in connection with the extension of the software license agreement for Mir II, we settled the alleged underpayment of royalty fees with Actoz and agreed to pay RMB20.6 million of RMB37 million alleged underpayment.
     China Cyberport
     On April 25, 2006, China Cyberport Co. Ltd., or China Cyberport, filed a claim with the Shanghai First Intermediate People’s Court against our affiliate company Haofang. The claim alleges that Haofang, which operates a PC game network platform that allows users to play PC games against each other through the Internet, infringed upon China Cyberport’s exclusive distribution rights for certain PC games. China Cyberport has requested that the Shanghai Court order Haofang to cease operation of its PC game network, to pay damages in the amount of RMB120 million and to reimburse China Cyberport for costs incurred in connection with the dispute. On February 2, 2007, the Shanghai court completed the first hearing in connection with the allegations. On June 6, 2007, the Shanghai First Intermediate People’s Court dismissed China Cyberport’s complaint based on the finding that China Cyberport is not a qualified plaintiff. On June 14, 2007, China Cyberport filed an appeal with the Shanghai High Court to appeal the dismissal of the claim against Haofang by the First Intermediate People’s Court of Shanghai.
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
B. SIGNIFICANT CHANGES
     Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:
     Effective from January 1, 2007, Shanda Interactive Entertainment Limited changed its functional currency from Renminbi into US dollars, given changes in its economic facts and circumstances, including an active plan to explore overseas market.
     During the period from January 1, 2007 to June 22, 2007, we purchased additional Actoz shares on the open market and increased our total stake to approximately 49.48% as of June 22, 2007.
     On February 2, 2007, Wemade repurchased a 40% equity interest in Wemade from Actoz under a share purchase agreement.
     On February 2, 2007, we entered into an agreement with Wemade and Actoz to fully settle the copyright infringement and unfair competition case before the Beijing court. Under the terms of the settlement, Wemade and

Actoz agreeed to recognize our copyright for Woool. In addition, we agreeed to recognize Wemade and Actoz’s jointly-owned copyright of Mir II.
     On February 2, 2007 we entered into an exclusive agreement with Wemade Entertainment, Co., Ltd., or Wemade, for the license to operate the 3D MMORPG Changchun Online in China. The up-front licence fee payable to Wemade in respect of the initial five year term of the agreement was US$20 million. Additional amounts may be payable if certain performance targets are met.
     On February 8, 2007, we sold 4,000,000 ordinary shares of SINA Corporation, or SINA, pursuant to Rule 144 of the Securities Act of 1933, as amended, for approximately US$ 129.6 million (RMB1.0 billion).
     On March 9, 2007, our Board of Directors approved a share repurchase program, effective March, 2007. Under the program, we are authorized to repurchase up to US$50 million of our outstanding American Depositary Shares over the following 12 months depending on market conditions, share price and other factors, as well as subject to the relevant rules under the United States securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and may include derivative transactions. The program may be suspended or discontinued at any time. As of March 31, 2007, we have repurchased 1,476,550 ordinary shares (which was equal to 738,275 ADSs) from the open market at a cost of US$16.0 million (RMB 124.9 million).
     On April 24, 2007, we granted options under the 2005 plan to purchase 655,000 of ordinary shares to some of our officers and other employees.
     On May 11, 2007 and May 15, 2007, we sold the remaining 1,066,344 and 1,051,934 shares of SINA in open-market transactions for US$38.1 million (RMB297.5 million) and US$38.4 million (RMB299.9 million), respectively.
     On June 6, 2007, the Shanghai First Intermediate People’s Court dismissed the complaint filed by China Cyberport Co., Ltd., or China Cyberport, against Haofang, ruling that China Cyberport is not a qualified plaintiff. On June 14, 2007, China Cyberport filed an appeal with the Shanghai High Court to appeal the dismissal of the claim against Haofang by the First Intermediate People’s Court of Shanghai.
Item 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
Price Range of American Depositary Shares
     Our ADSs, each representing two of our ordinary shares, have been listed on The Nasdaq National Market since May 13, 2004. Our ADSs trade under the symbol “SNDA.” The following table provides the high and low sale prices for our ADSs on The Nasdaq National Market for (1) the year of 2004 and the year of 2005, (2) each of the quarters since the second quarter of 2004, and (3) each of the most recent six months. On June 22, 2007, the last reported sale price for our ADSs was US$28.58 per ADS.

	Sale Price (US$)
	High	Low
Yearly highs and lows
Year 2004 (from May 13, 2004)	45.40	10.58
Year 2005	43.55	14.80
Year 2006	22.49	12.23
Quarterly highs and lows:
First quarter 2005	43.55	27.80
Second quarter 2005	42.24	28.98
Third quarter 2005	41.18	26.67
Fourth quarter 2005	28.30	14.80
First quarter 2006	18.40	12.58
Second quarter 2006	15.30	12.23

	Sale Price (US$)
	High	Low
Third quarter 2006	17.84	12.65
Fourth quarter 2006	22.49	13.63
Monthly highs and lows:
August 2006	17.84	14.38
September 2006	16.78	14.76
October 2006	15.84	13.63
November 2006	19.68	14.68
December 2006	22.49	18.65
January 2007	23.56	20.25
February 2007	25.68	21.42
March 2007	27.23	21.13
April 2007	27.59	25.00
May 2007	30.63	24.10

June 2007 (through June 22)	28.80	26.75

B. PLAN OF DISTRIBUTION
     Not applicable
C. MARKETS
     Our ADSs, each representing two of our ordinary shares, have been listed on The Nasdaq Global Market since May 13, 2004 under the symbol “SNDA.”
D. SELLING SHAREHOLDER
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
E. TAXATION
     The following is a general summary of certain Cayman Islands and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective holder of our ADSs. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States.
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
United States Federal Income Taxation
     The following summary describes certain United States federal income tax consequences of the ownership of our ADSs as of the date hereof. The discussion is applicable to United States Holders (as defined below) who hold our ADSs as capital assets. As used herein, the term “United States Holder’’ means a holder of an ADS that is for United States federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
     This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.
     The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code’’), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.
     If a partnership holds ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs, you should consult your tax advisors.
     This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances. If you are considering the purchase, ownership or disposition of our ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.
     The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the availability of the reduced tax rate for dividends received by certain non-corporate holders below could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.
ADSs
     If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Shares for ADSs will not be subject to United States federal income tax.
Taxation of Dividends
     We do not anticipate paying dividends on our ordinary shares or indirectly on our ADSs, in the foreseeable future. See “Dividend Policy” in Item 8.
     Subject to the “Passive Foreign Investment Company” discussion below, the gross amount of distributions on the ADSs will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by the depositary. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.
     With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq National Market, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.
     To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).
Passive Foreign Investment Company
     Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for 2006, and we do not expect to become one in the future, although there can be no assurance in this regard.
     In general, we will be a PFIC for any taxable year in which:
• at least 75% of our gross income is passive income, or
• at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.
     The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules discussed below.
     If we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs will be treated as excess distributions. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

     In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs in any year in which we are classified as a PFIC.
     If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
     In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the Nasdaq National Market which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.
     If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
     Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.
     Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.
     You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs if we are considered a PFIC in any taxable year.
Taxation of Capital Gains
     For United States federal income tax purposes and subject to the discussion under “Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of ADSs in an amount equal to the difference between the amount realized for the ADSs and your tax basis in the ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.
Information reporting and backup withholding
     In general, information reporting will apply to dividends in respect of our ADSs and the proceeds from the sale, exchange or redemption of our ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.
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
Foreign Currency Risk
     Our business is operated in the PRC, and its value is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. The fluctuation of foreign exchange rate between U.S. dollars and Renminbi affects the value of your investment in our ADSs. All our revenues and most of expenses are substantially denominated in Renminbi, their exposure to foreign exchange risks should generally be limited. However, as at the release date of our annual report, we do have material monetary assets and liabilities denominated in U.S. dollars, which mainly consist of the investments in marketable securities and affiliated companies and the convertible notes payable. The fluctuation of foreign exchange rate affects the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, appreciation of Renminbi against U.S. dollars will devaluate the assets and liabilities denominated in U.S. dollar, while devaluation of Renminbi again U.S. dollars will appreciate the assets and liabilities denominated in U.S. dollar. In 2006, a foreign exchange gain of RMB59.8 million (US$7.7 million) incurred as a result of revaluation of monetary assets and liabilities denominated in US dollar following the appreciation of Renminbi against the U.S. dollar. Effective from January 1, 2007, Shanda Interactive Entertainment Limited, our listed company incorporated in Cayman Islands, changed its functional currency from Renminbi to US dollars due to changes in its economic facts and circumstances, including an active plan to explore overseas market. Going forward, the exchange gain or losses from revaluation of the monetary assets and liabilities denominated in US dollars of Shanda Interactive Entertainment Limited will not be recorded in the statement of operations, but instead will be treated as a cumulative translation adjustment under shareholders’ equity in the balance sheet.
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
A. — D. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
Not applicable
E. USE OF PROCEEDS
Not applicable
Item 15T. CONTROLS AND PROCEDURES
     Evaluation of Disclosure Controls and Procedures

     As of the end of the period covered by this report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission’s rules and regulations.
     Management’s Report on Internal Control over Financial Reporting
     Management of Shanda Interactive Entertainment Limited (together with its consolidated subsidiaries, the “Group”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Group’s internal control over financial reporting includes those policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets and liabilities of the Group;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the applicable generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework. Based on this assessment, management determined that the Group’s internal control over financial reporting was effective as of December 31, 2006.
     This Form 20-F annual report does not include an attestation report of the Group’s registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, regarding internal control over financial reporting. Management’s report was not subject to attestation by the Group’s registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission (the “SEC”) that permit the Group to provide only management’s report in this Form 20-F.
     Changes in Internal Control over Financial Reporting
     In its 2005 Form 20-F, the Group reported the following material weaknesses in its internal control over financial reporting including: (1) lack of an enterprise risk management system, including internal audit or similar functions to address enterprise risk and lack of formalization of internal policies over company level controls; (2) lack of sufficient personnel with appropriate knowledge, experience and training in the application of accounting principles generally accepted in the United States of America (“US GAAP”), commensurate with the financial reporting requirements; and (3) lack of policies to select and evaluate the design and implementation with regards to US GAAP accounting policies and critical accounting estimates.

     In response to the above outlined material weaknesses identified in our 2005 filing, in cooperation with our Board and under the supervision of our Audit Committee, we have taken a number of actions to remediate the material weaknesses including:
•	standardized internal policies over the design and implementation of company level controls including the formalization of internal audit roles and responsibilities;

•	introduction of an anonymous hotline for the purpose of establishing additional means for whistleblower activities;

•	arranged training for financial and accounting personnel on a periodic basis to furnish them with adequate knowledge of US GAAP and SEC rules and disclosure requirements;

•	acquired additional resources in the financial accounting function with appropriate knowledge and experience in the application of US GAAP including the appointment of a new financial controller so as to enhance monitoring controls over the implementation of significant US GAAP accounting policies and estimates;

•	standardized periodic review procedures in connection with the selection and evaluation of significant US GAAP accounting policies, critical accounting judgments and estimates by the Audit Committee; and

•	implemented additional monitoring controls that are designed to improve upon the accuracy and timely preparation of our financial statements and related SEC filings.
     As of December 31, 2006, management of the Group determined that the applicable controls were effectively designed and operating so as to enable management to conclude that the above described material weaknesses have been remediated.
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that Mr. Jingsheng Huang qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.
     Our board of directors has determined that Mr. Jingsheng Huang is independent as such term is defined by Rule 4200 of the NASD Marketplace Rules.
Item 16B. CODE OF ETHICS
     Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We have made our code of ethics and our code of conduct publicly available on our website at www.snda.com.
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Note: As above.
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors for the periods indicated. We did not pay any other fees to our principal external auditors during the periods indicated below.

	For the year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB	US$
		(in thousands)
Audit fees(1)	9,327.6	5,084.2	7,418.3	950.0
Audit-related fees(2)	1,858.1	2,679.3	2,417.0	309.5

Other fees(3)	703.5	2,001.4	2,320.7	297.2

(1)	Audit fees means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” involve principally limited reviews performed on our consolidated financial statements and the audits of the annual financial statements of our subsidiaries and affiliated companies. .

(3)	Other fees means the aggregate fees billed for (i) the issuance of agreed-upon procedures reports by our principal auditors as part of the due diligence work relating to our merger and acquisition projects and (ii) compliance, advisory and other tax related service.
Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(d) Maximum
			(c) Total	Approximate
			Number of ADS	US Dollar
		(b) Average	Purchased as	Value of ADS
	(a) Total	Price Paid	Part of Publicly	that May Yet
	Number of ADS	per ADS in	Announced	Be Purchased
Period	Purchased	US$	Plan(1)	Under the Plan
November 1 – November 30, 2005	260,000	$19.14	260,000	$45,023,600
December 1 – December 31, 2005	110,000	$16.57	110,000	$43,200,900

March 1 – March 31, 2007	738,275	$21.73	738,275	$16,041,710

(1)	On October 24, 2005, we announced a share repurchase plan, which expired on October 23, 2006. Under the plan, we were approved to repurchase up to US$50 million worth of our outstanding ADS from time to time over the 12 month period following the plan’s approval date. On March 9, 2007, we announced a share repurchase plan, under the plan, we are approved to repurchase up to US$50 million worth of our outstanding ADS from time to time over the next 12 months.
Item 17. FINANCIAL STATEMENTS
Not applicable
Item 18. FINANCIAL STATEMENTS
     The consolidated financial statements for the Company and its subsidiaries are included at the end of this annual report.
     As of June 22, 2007, we owned approximately 49.48% of Actoz Soft Co., Ltd., and pursuant to Rule 3-09 of SEC Regulation S-X, we have included the financial statements of Actoz Soft Co., Ltd. at the end of this annual report.

Item 19. EXHIBITS

Exhibit
Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of Shanda Interactive Entertainment Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on May 7, 2004).

2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on May 7, 2004).

2.2	Specimen of American Depositary Receipts (incorporated by reference to Exhibit A to Exhibit 1 to our Registration Statement on Form F-6 POS (file no. 333-114759) filed with the Securities and Exchange Commission on June 9, 2004).

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 1 to our Post-Effective Amendment No. 1 to the Form F-6 (file no. 333-114759) filed with the Securities and Exchange Commission on June 9, 2004).

2.4	Registration Rights Agreement, dated October 20, 2004, between Shanda Interactive Entertainment Limited and the parties named herein (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

2.5	Indenture, dated October 20, 2004, between Shanda Interactive Entertainment Limited, and The Bank of New York, as Trustee, relating to the Company’s Zero Coupon Senior Convertible Notes due 2014 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

2.6	Shareholders Agreement of Shanda Interactive Entertainment Limited among Shanda Interactive Entertainment Limited, Shanghai Shanda Internet Development Co., Ltd., Shanda Media Limited, Shanda Investment International Limited, Tianqiao Chen, Danian Chen and SB Asia Infrastructure Fund L.P., dated December 19, 2003, (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

2.7	Sale and Purchase Agreement, among Shanda Interactive Entertainment Limited, Jong Hyun Lee, Il Wang Park, Byung Chan Park, Jin Ho Lee, Sang Jun Roh, Sung Gon Bae and Yong Sung Cho, dated November 29, 2004 in connection with the sale of shares of Actoz Soft Co., Ltd. to Shanda Interactive Entertainment Limited (incorporated by reference to Exhibit 2.7 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.1	Employee Stock Option Plan and form of share option agreement (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.2	Employee Equity Compensation Plan (incorporated by reference to Exhibit 99.2 to our press release on Form 6-K (file no.000-50705) filed with the Securities and Exchange Commission on September 22, 2005)

4.3	Share Purchase Agreement among Shanda Media Limited, Shanda Investment International Limited, SB Asia Infrastructure Fund L.P., Shanda Interactive Entertainment Limited and Shanda Holdings Limited, dated December 19, 2003, (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

Exhibit
Number	Description
4.4	Purchase Option and Cooperation Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Tianqiao Chen and Danian Chen, dated December 30, 2003, (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.5	Share Pledge Agreement among Tianqiao Chen, Danian Chen and Shengqu Information Technology (Shanghai) Co., Ltd., dated December 30, 2003, (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.6	Amended and Restated Equipment Leasing Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated December 9, 2003, (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.7	Amended and Restated Technical Support Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated December 9, 2003, (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.8	Arena Software I License Agreement between Grandpro Information Technology (Shanghai) Co., Ltd. and Shanghai Haofang Online Information Technology Co., Ltd. with respect to Arena Software I, dated May 1, 2006 (incorporated by reference to Exhibit 4.8 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.9	Arena Software II License Agreement between Grandpro Information Technology (Shanghai) Co., Ltd. and Shanghai Haofang Online Information Technology Co., Ltd. with respect to Arena Software II, dated May 1, 2006 (incorporated by reference to Exhibit 4.9 to our 2005 annual report on Form 20-F (file no. 000-50705).

4.10	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Shanda Xintianyou 1.0 software system, dated January 1, 2006 (Incorporated by reference to Exhibit 4.10 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.11	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to E-sales System 2.0 Software, dated December 9, 2005 (Incorporated by reference to Exhibit 4.11 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.12	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Shanda Xintianyou 1.0 software system, dated December 28, 2004, (incorporated by reference to Exhibit 4.11 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.13	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to E-sales System 2.0 Software, dated December 28, 2004, (incorporated by reference to Exhibit 4.12 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

Exhibit
Number	Description
4.14	Sample of Provincial General Distribution and City-level Distribution Agreement (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.15	Software Licensing Agreement among Shanghai Shanda Internet Development Co., Ltd., Shanghai Pudong New Area Imp. & Exp. Corp. and Actoz Soft Co., Ltd., dated June 29, 2001, (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.16	Supplemental Agreement among Shanghai Shanda Networking Development Co., Ltd., Actoz Soft Co., Ltd. and Wemade Entertainment Co., Ltd., dated July 14, 2002, (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.17	Pre-lease Contract between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Zhangjiang Micro-electronics Harbor Co., Ltd., dated August 29, 2003, for offices located at No. 1 (temporary) Building, No. 690 Bibo Road, Zhangjiang High-Tech Area, Shanghai, PRC (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.18	Articles of Association of Shengqu Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.19	Settlement Agreement between Shanghai Shanda Internet Development Co., Ltd. and Actoz Soft Co., Ltd., dated August 19, 2003, (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 33-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.20	Amendment Agreement among Shanghai Shanda Internet Development Co., Ltd., Actoz Soft Co., Ltd, Shanghai Pudong Import & Export Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated August 19, 2003, (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.21	Extension Agreement among Actoz Soft Co., Ltd, Shanghai Shanda Internet Development Co., Ltd. and Shanghai Pudong Imp.& Exp. Co., Ltd., dated September 22, 2005 (Incorporated by reference to Exhibit 4.21 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.22	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.23	Form of Employment Contract of Shengqu Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.24	Research and Development Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengjin Software Development Co., Ltd. with respect to Shanda Richman, dated October 31, 2005 (Incorporated by reference to Exhibit 4.24 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

Exhibit
Number	Description
4.25	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Legend of Mir II, dated September 28, 2005 (Incorporated by reference to Exhibit 4.25 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.26	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to BNB, dated October 1, 2005 (Incorporated by reference to Exhibit 4.26 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.27	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Woool, dated January 1, 2006.

4.28	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to The Age, dated January 1, 2006 (Incorporated by reference to Exhibit 4.28 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.29	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to The Sign, dated January 1, 2006 (Incorporated by reference to Exhibit 4.29 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.30	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to R.O., dated September 1, 2005 (Incorporated by reference to Exhibit 4.30 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.31	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to 3G Hero, dated September 1, 2005 (Incorporated by reference to Exhibit 4.31 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.32	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Shanda Richman, dated December 8, 2005 (Incorporated by reference to Exhibit 4.32 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.33	Online Game Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Crazy Kart, dated March 18, 2006 (Incorporated by reference to Exhibit 4.33 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

Exhibit
Number	Description
4.34	Online Game Distribution and License Agreement between Grandpro and Haofang Online with respect to Doudizhu, dated May 1, 2006 (Incorporated by reference to Exhibit 4.34 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.35	Online Game Distribution and Service Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to The Age, dated December 28, 2004, (incorporated by reference Exhibit 4.22 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.36	Online Game Distribution and Service Agreement among Shengqu Information Technology (Shanghai) Co., Ltd. Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co. Ltd. with respect to The Sign, dated December 28, 2004, (incorporated by reference to Exhibit 4.23 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.37	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Woool, dated December 28, 2004, (incorporated by reference to Exhibit 4.24 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.38	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to D.O., dated December 28, 2004, (incorporated by reference to Exhibit 4.25 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.39	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Maple Story, dated December 28, 2004, (incorporated by reference to Exhibit 4.26 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.40	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Legend of Mir II, dated December 28, 2004, (incorporated by reference to Exhibit 4.27 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.41	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd. Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., Shanda Networking with respect to BNB dated December 28, 2004 (incorporated by reference to Exhibit 4.28 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005) .

4.42	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to GetAmped dated December 28, 2004 (incorporated by reference to Exhibit 4.29 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

Exhibit
Number	Description
4.43	Online Game Software Distribution and License Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Buzzer Beater dated December 28, 2004 (incorporated by reference to Exhibit 4.32 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.44	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2006 (Incorporated by reference to Exhibit 4.44 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.45	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2006 (Incorporated by reference to Exhibit 4.45 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.46	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2006 (Incorporated by reference to Exhibit 4.46 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.47	Amendment to Billing Technology License Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology Co., Ltd., dated December 28, 2004 (incorporated by reference to Exhibit 4.33 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005) .

4.48	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.34 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005) .

4.49	Billing Technology License Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.35 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.50	Equipment Lease Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.36 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.51	Equipment Lease Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.37 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.52	Amendment to Strategic Consulting Service Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology Co., Ltd. dated December 28, 2004 (incorporated by reference to Exhibit 4.38 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

Exhibit
Number	Description
4.53	Amendment II to Strategic Consulting Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated December 28, 2004 (Incorporated by reference to Exhibit 4.53 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.54	Amendment III to Strategic Consulting Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated December 28, 2005 (Incorporated by reference to Exhibit 4.54 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.55	Technology Transfer Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengpin Networking, dated November 30, 2004 (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

4.56	Entrusted Loan Agreement between Nanjing Shanda Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB38,000,000 dated March 19, 2006 (Incorporated by reference to Exhibit 4.56 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.57	Loan Agreement between China Merchants Bank Dongfang Branch and Shanda Computer (Shanghai) Co., Ltd. with respect to a loan of RMB38,000,000 dated March 19, 2006 (Incorporated by reference to Exhibit 4.57 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.58	Entrusted Loan Agreement between Hangzhou Bianfeng Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB27,000,000 dated March 19, 2006 (Incorporated by reference to Exhibit 4.58 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.59	Loan Agreement between China Merchants Bank Dongfang Branch and Shanda Computer (Shanghai) Co., Ltd. with respect to a loan of RMB27,000,000 dated March 19, 2006 (Incorporated by reference to Exhibit 4.59 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.60	Entrusted Loan Agreement between Shanghai Shanda Networking Co., Ltd. and China Industrial and Commercial Bank Pudong Branch with respect to a loan of RMB35,000,000 dated March 24, 2006 (Incorporated by reference to Exhibit 4.60 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.61	Loan Agreement among Shanghai Shanda Networking Co., Ltd., China Industrial and Commercial Bank Pudong Branch and Shanda Computer (Shanghai) Co., Ltd. with respect to a loan of RMB35,000,000 dated March 24, 2006 (Incorporated by reference to Exhibit 4.61 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.62	Loan Agreement among Shanghai Shanda Networking Co., Ltd., Shanghai Bank Xujiahui Branch and Shengqu Information Technology (Shanghai) Co., Ltd. with respect to a loan of RMB100,000,000 dated January 4, 2006 (Incorporated by reference to Exhibit 4.62 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

Exhibit
Number	Description
4.63	Entrusted Loan Agreement between Shanghai Shanda Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB100,000,000 dated January 4, 2006 (Incorporated by reference to Exhibit 4.63 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.64	Loan Agreement between China Merchants Bank Dongfang Branch and Shengqu Information Technology (Shanghai) Co., Ltd. with respect to a loan of RMB100,000,000 dated January 4, 2006 (Incorporated by reference to Exhibit 4.64 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.65	Entrusted Loan Agreement between Nanjing Shanda Networking Co., Ltd. and China Merchants Bank Dongfang Branch with respect to a loan of RMB100,000,000 dated January 4, 2006 (Incorporated by reference to Exhibit 4.65 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.66	Loan Agreement between China Merchants Bank Dongfang Branch and Shengqu Information Technology (Shanghai) Co., Ltd. with respect to a loan of RMB100,000,000 dated January 4, 2006 (Incorporated by reference to Exhibit 4.66 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.67	Cooperation Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shengyue Advertisement Co., Ltd. dated January 1, 2005 (Incorporated by reference to Exhibit 4.67 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.68	Stock Purchase Agreement between Shanda Interactive Entertainment Limited and SB Asia Infrastructure Fund L.P. dated October 15, 2004 (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 (file no. 333-122029) filed with the Securities and Exchange Commission on January 13, 2005).

4.69*	Online Game Software Sublicense Agreement on game Woool between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.70*	Online Game Software Sublicense Agreement on game “the Age” between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.71*	Online Game Software Sublicense Agreement on game “3G Hero” between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated September 1, 2007.

4.72*	Online Game Software Sublicense Agreement on game “Shanda Richman” between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated December 8, 2006.

4.73*	Online Game Software Sublicense Agreement on game “Getamped” between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated February 18, 2006

4.74*	Online Game Software Sublicense Agreement on game “LaTale” between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated April 2, 2007.

Exhibit
Number	Description
4.75*	Arena Software III Licensing Agreement between Grandpro Information Technology (Shanghai) Co., Ltd. and Shanghai Haofang Online Information Technology Co., Ltd. dated May 1, 2006.

4.76*	Unified Platform Verification System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.77*	Unified Platform Verification System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.78*	Unified Platform Certification System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.79*	Jingling System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.80*	Jingling System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.81*	Jingling System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.82*	Physical Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., ltd. dated January 1, 2007

4.83*	Physical Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., ltd. dated January 1, 2007

4.84*	Physical Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., ltd. dated January 1, 2007

4.85*	Virtual Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.86*	Virtual Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 2007.

4.87*	Virtual Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.88*	Debit Card and Credit Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.89*	Debit Card and Credit Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.90*	Debit Card and Credit Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Shanda Networking Co., Ltd. dated January 1, 2007.

4.91*	Equipment Management Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.92*	Equipment Management Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

Exhibit
Number	Description
4.93*	Equipment Management Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.94*	Octopod System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.95*	Octopod System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.96*	Octopod System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.97*	User Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.98*	User Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.99*	User Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.100*	Remote Desktop System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.101*	Remote Desktop System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.102*	Remote Desktop System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.103*	Graph Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.104*	Graph Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.105*	Graph Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.106*	Server Local Verification System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.107*	Server Local Verification System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.108*	Server Local Verification System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.109*	External Application Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

Exhibit
Number	Description
4.110*	External Application Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.111*	External Application Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.112*	Hids System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.113*	Hids System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.114*	Hids System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.115*	Gamemaster System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.116*	Gamemaster System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.117*	Gamemaster System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.118*	Kangaroo System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.119*	Kangaroo System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.120*	Kangaroo System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.121*	Cobweb System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.122*	Cobweb System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.123*	Cobweb System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.124*	Netview System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.125*	Netview System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.126*	Netview System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

Exhibit
Number	Description
4.127*	Event Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.128*	Event Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.129*	Event Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.130*	Network Log Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.131*	Network Log Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.132*	Network Log Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.133*	Business Support System License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007.

4.134*	Business Support System License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007.

4.135*	Business Support System License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007.

4.136*	Termination Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated December 1, 2006 (to terminate the Billing Technology License Agreement entered into by Shengqu and Shanghai Shanda on January 1, 2006 filed with 2005 Form 20-F as Exhibit 4.44).

4.137*	Termination Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated December 1, 2006 (to terminate the Billing Technology License Agreement entered into by Shengqu and Nanjing Shanda on January 1, 2006 filed with 2005 Form 20-F as Exhibit 4.45).

4.138*	Termination Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated December 1, 2006 (to terminate the Billing Technology License Agreement entered into by Shengqu and Bianfeng Networking on January 1, 2006 filed with 2005 Form 20-F as Exhibit 4.46).

4.139*	Strategic Consulting Service Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated January 1, 2007.

4.140*	Strategic Consulting Service Agreement between Nanjing Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated January 1, 2007.

4.141*	Strategic Consulting Service Agreement between Hangzhou Bianfeng Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated January 1, 2007.

4.142*	Technical Support Agreement between Shanghai Shanda Networking Co., Ltd. and Shanda Computer (Shanghai) Co., Ltd. dated January 1, 2007.

Exhibit
Number	Description
4.143*	Technical Support Agreement between Nanjing Shanda Networking Co., Ltd. and Shanda Computer (Shanghai) Co., Ltd. dated January 1, 2007.

4.144*	Technical Support Agreement between Hangzhou Bianfeng Networking Co., Ltd. and Shanda Computer (Shanghai) Co., Ltd. dated January 1, 2007.

4.145*	Website Development Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated January 1, 2007.

8.1*	List of Subsidiaries.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	filed herewith

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANDA INTERACTIVE
ENTERTAINMENT LIMITED

/s/ Tianqiao Chen

Name: Tianqiao Chen
Title: Chairman and Chief Executive Officer
Date: June 26, 2007

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
ACTOZ SOFT COMPANY LIMITED
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
SHANDA INTERACTIVE ENTERTAINMENT LIMITED:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows expressed in Renminbi present fairly, in all material respects, the financial position of Shanda Interactive Entertainment Limited (the “Company”) and its subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the related Financial Statement Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and Financial Statement Schedule I are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and Financial Statement Schedule I based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2(24) to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People’s Republic of China
June 25, 2007

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended December 31
	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
					(Note 2(3))
Net revenues:	2(18)
Online MMORPGs game revenue		994,663,760	1,255,340,380	1,240,095,933	158,809,524
Online casual game revenue		214,513,007	402,968,774	302,800,432	38,777,317
Other revenues	5	89,548,104	238,301,952	111,563,960	14,287,136

Total net revenues		1,298,724,871	1,896,611,106	1,654,460,325	211,873,977

Cost of revenue	2(21)	(471,183,798)	(614,427,273)	(689,805,061)	(88,338,015)

Gross profit		827,541,073	1,282,183,833	964,655,264	123,535,962

Operating expenses:
Product development	2(22)	(71,838,477)	(164,756,024)	(167,792,398)	(21,487,879)
Sales and marketing	2(23)	(91,175,636)	(235,437,664)	(181,084,551)	(23,190,102)
General and administrative		(153,564,436)	(260,091,615)	(238,146,205)	(30,497,548)

Total operating expenses		(316,578,549)	(660,285,303)	(587,023,154)	(75,175,529)

Income from operations		510,962,524	621,898,530	377,632,110	48,360,433

Interest income		19,676,978	29,025,897	24,742,314	3,168,557
Amortization of convertible debt issuance cost	2(14)	(3,523,935)	(18,492,523)	(17,490,851)	(2,239,918)
Investment income (loss)	13	43,494,032	(5,898,971)	72,362,284	9,266,880
Other income, net	6	83,655,918	174,904,598	133,912,758	17,149,174

Income before income tax expenses, equity in loss of affiliated companies, and minority interests		654,265,517	801,437,531	591,158,615	75,705,126

Income tax expenses	7	(38,940,924)	(96,711,992)	(36,488,915)	(4,672,854)
Equity in loss of affiliated companies	12	(4,180,283)	(544,268,271)	(26,226,708)	(3,358,652)
Minority interests		(1,661,422)	4,825,541	766,886	98,209

Net income		609,482,888	165,282,809	529,209,878	67,771,829

Income attributable to Series A and Series A-1 Preferred Shareholders	18	(82,478,882)	—	—	—

Net income attributable to ordinary shareholders		527,004,006	165,282,809	529,209,878	67,771,829

Other comprehensive income:
Unrealized appreciation (depreciation) of marketable securities	2(6)	133,698,934	(102,482,869)	168,270,960	21,549,164
Cumulative currency translation adjustments of an affiliated company	2(3)	—	(1,150,365)	6,629,305	848,964

Comprehensive income		660,702,940	61,649,575	704,110,143	90,169,957

Earnings per share	2(29), 8
Basic		4.32	1.17	3.71	0.48

Diluted		4.05	1.13	3.66	0.47

Earnings per ADS
Basic		8.64	2.34	7.42	0.96

Diluted		8.10	2.26	7.32	0.94

Weighted average ordinary shares outstanding	8
Basic		122,136,580	141,338,480	142,598,398	142,598,398

Diluted		130,167,656	146,347,595	144,605,703	144,605,703

Weighted average ADS outstanding
Basic		61,068,290	70,669,240	71,299,199	71,299,199

Diluted		65,083,828	73,173,798	72,302,852	72,302,852

* Share-based compensation was related to the	2(24), 21
associated operating expense categories as follows:
Product development		(6,899,138)	(4,038,525)	(1,074,650)	(137,622)
Sales and marketing		(633,421)	(370,787)	(98,665)	(12,635)
General and administrative		(16,479,254)	(8,122,615)	(38,388,924)	(4,916,173)

Share-based compensation expense included in cost of revenue		(4,816,015)	(1,165,950)	(454,783)	(58,241)
The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,	December 31,
	Note	2005	2006	2006
		RMB	RMB	US$
				(Note 2(3))
ASSETS
Current assets:
Cash and cash equivalents	2(4), 9	949,621,601	1,291,901,253	165,443,832
Restricted cash	12	150,778,672	—	—
Short-term investments	2(5)	126,360,137	407,399,094	52,172,461
Marketable securities	2(6), 13	1,933,673,748	1,844,966,179	236,270,593
Accounts receivable, net of allowance for doubtful accounts	2(7), 10	81,127,164	31,685,173	4,057,676
Inventories	2(8), 11	28,480,970	8,972,212	1,149,002
Deferred licensing fees and related costs	2(20)	24,067,061	27,432,410	3,513,057
Prepayments and other current assets		41,085,629	51,707,824	6,621,822
Deferred tax assets	7	17,124,664	17,421,334	2,231,016

Total current assets		3,352,319,646	3,681,485,479	471,459,459

Investment in affiliated companies	2(9), 12	328,581,623	334,692,621	42,861,503
Property and equipment	2(10), 14	258,352,452	349,153,310	44,713,372
Intangible assets	2(11), 15	212,314,772	186,062,069	23,827,535
Goodwill	2(12), 16	245,092,242	493,563,626	63,206,888
Long-term deposits		2,862,802	—	—
Long-term prepayments	2(13), 14	18,157,950	100,159,566	12,826,664
Other long-term assets	2(14)	52,771,434	—	—

Total assets		4,470,452,921	5,145,116,671	658,895,421

LIABILITIES
Current liabilities:
Accounts payable		65,390,260	91,183,943	11,677,224
Licensing fees payable		18,157,692	14,135,376	1,810,209
Taxes payable		37,044,920	80,253,193	10,277,408
Deferred revenue	2(19)	172,455,470	201,649,436	25,823,688
Licensing fees payable to a related party	23	13,830,197	46,090,032	5,902,395
Due to related parties	23	3,040,380	3,043,783	389,794
Acquisition related obligation	4(2), 12	158,430,162	3,046,866	390,189
Other payables and accruals		141,551,334	138,017,272	17,674,808
Convertible debt redeemable within one year	2(16), 17	—	2,147,392,500	275,000,000

Total current liabilities		609,900,415	2,724,812,401	348,945,715

Convertible debt	17	2,219,305,000	—	—

Total liabilities		2,829,205,415	2,724,812,401	348,945,715

Minority interests		3,388,896	2,910,010	372,662
Commitments and contingencies	25	—	—	—

Shareholders’ equity
Ordinary shares (US$0.01 par value, 186,000,000 shares authorized, 141,982,766 issued and outstanding as of December 31, 2005; and 143,208,848 issued and outstanding as of December 31, 2006)	19	11,751,186	11,848,995	1,517,409
Additional paid-in capital		1,397,092,348	1,468,824,697	188,101,054
Statutory reserves	2(27)	87,619,085	142,019,159	18,187,299
Deferred share-based compensation		(3,595,349)	—	—
Accumulated other comprehensive gain		30,181,706	205,081,971	26,263,267
Retained earnings		114,809,634	589,619,438	75,508,015

Total shareholders’ equity		1,637,858,610	2,417,394,260	309,577,044

Total liabilities and shareholders’ equity		4,470,452,921	5,145,116,671	658,895,421

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Series A and Series A-1
			Convertible Preferred Shares
	(US$0.01 par value)		(US$0.01 par value)		Additional		Deferred			Total
	Number	Par	Number	Par	paid-in	Statutory	share-based	Accumulated other	Retained	shareholders’
	of shares	value	of shares	value	capital	reserves	compensation	Comprehensive gain	earnings	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2004	89,728,818	7,426,853	30,060,100	2,488,074	425,560,660	27,312,573	(51,571,508)	116,006	211,268,495	622,601,153

Issuance of common share upon IPO (Note 19)	21,381,586	1,769,754	—	—	873,737,944	—	—	—	—	875,507,698
Exercise of share option (Note 21)	4,116,074	340,687	—	—	52,296,796	—	—	—	—	52,637,483
Conversion of Series A and A-1 Preferred Shares upon completion of the IPO	30,060,100	2,488,074	(30,060,100)	(2,488,074)	—	—	—	—	—	—
Repurchase of shares (Note 20)	(5,326,250)	(440,853)	—	—	(49,021,195)	—	—	—	(571,312,952)	(620,775,000)
Dividends to ordinary shareholders	—	—	—	—	—	—	—	—	(143,869,619)	(143,869,619)
Dividends to preferred shareholders	—	—	—	—	—	—	—	—	(48,212,650)	(48,212,650)
Forfeited share option (Note 21)	—	—	—	—	(2,120,648)	—	2,120,648	—	—	—
Amortization of deferred share-based compensation	—	—	—	—	—	—	28,827,828	—	—	28,827,828
Unrealized net appreciation of marketable securities (Restated)	—	—	—	—	—	—	—	133,698,934	—	133,698,934
Net income	—	—	—	—	—	—	—	—	609,482,888	609,482,888
Appropriations to statutory reserves (Note 2(27))	—	—	—	—	—	12,712,906	—	—	(12,712,906)	—

Balance as of December 31, 2004 (Restated)	139,960,328	11,584,515	—	—	1,300,453,557	40,025,479	(20,623,032)	133,814,940	44,643,256	1,509,898,715

Exercise of share option (Note 21)	2,762,438	227,917	—	—	61,257,423	—	—	—	—	61,485,340
Repurchase of shares (Note 20)	(740,000)	(61,246)	—	—	(7,277,215)	—	—	—	(47,522,825)	(54,861,286)
Forfeited share option (Note 21)	—	—	—	—	(3,329,806)	—	3,329,806	—	—	—
Amortization of deferred share-based compensation	—	—	—	—	—	—	13,697,877	—	—	13,697,877
Unrealized net depreciation of marketable securities	—	—	—	—	—	—	—	(102,482,869)	—	(102,482,869)
Cumulative currency translation adjustments of an affiliated company	—	—	—	—	—	—	—	(1,150,365)	—	(1,150,365)
Net income	—	—	—	—	—	—	—	—	165,282,809	165,282,809
Shareholder’s contribution (Note 13)	—	—	—	—	45,988,389	—	—	—	—	45,988,389
Appropriations to statutory reserves (Note 2(27))	—	—	—	—	—	47,593,606	—	—	(47,593,606)	—

Balance as of December 31, 2005	141,982,766	11,751,186	—	—	1,397,092,348	87,619,085	(3,595,349)	30,181,706	114,809,634	1,637,858,610

Exercise of share option (Note 21)	1,226,082	97,809	—	—	34,732,972	—	—	—	—	34,830,781
Write-off deferred share-based compensation	—	—	—	—	(3,595,349)	—	3,595,349	—	—	—
Recognize share-based compensation under FAS123R	—	—	—	—	40,017,022	—	—	—	—	40,017,022
Unrealized net appreciation of marketable securities	—	—	—	—	—	—	—	191,833,841	—	191,833,841
Realized net appreciation of marketable securities	—	—	—	—	—	—	—	(23,562,881)	—	(23,562,881)
Cumulative currency translation adjustments of an affiliated company	—	—	—	—	—	—	—	6,629,305	—	6,629,305
Equity pick-up adjustment of an affiliated company	—	—	—	—	577,704	—	—	—	—	577,704
Net income	—	—	—	—	—	—	—	—	529,209,878	529,209,878
Appropriations to statutory reserves (Note 2(27))	—	—	—	—	—	54,400,074	—	—	(54,400,074)	—

Balance as of December 31, 2006	143,208,848	11,848,995	—	—	1,468,824,697	142,019,159	—	205,081,971	589,619,438	2,417,394,260

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
	Restated			(Note2(3))
Cash flows from operating activities:
Net income	609,482,888	165,282,809	529,209,878	67,771,829
Adjustments for:
Share-based compensation costs	28,827,828	13,697,877	40,017,022	5,124,671
Depreciation of property and equipment	29,059,685	46,671,567	72,149,184	9,239,590
Amortization of intangible assets	52,843,104	67,460,912	81,768,130	10,471,414
Amortization of land use right	—	—	907,898	116,267
Provision for losses on receivables	842,270	55,675,931	26,365,478	3,376,423
Provision for losses on inventories	—	10,794,286	12,833,241	1,643,454
Loss from disposal of fixed assets	803,217	662,160	3,419,794	437,947
Investment loss(income)	(43,494,032)	5,898,971	(72,362,284)	(9,266,880)
Interest income on loan receivable	(730,678)	—	—	—
Interest income on restricted cash	—	(2,750,995)	—	—
Purchased in-progress research and development	—	4,147,000	—	—
Foreign exchange gain	—	(46,254,419)	(59,484,139)	(7,617,675)
Amortization of convertible debt issuance cost	3,523,935	18,492,523	17,490,851	2,239,918
Other income	(1,222,699)	—	—	—
Deferred tax assets	(7,544,269)	12,660,475	(296,670)	(37,992)
Equity in loss of affiliated companies	4,180,283	544,268,271	26,226,708	3,358,652
Minority interests	1,661,422	(4,825,541)	(766,886)	(98,209)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(32,372,698)	(84,098,143)	29,076,513	3,723,605
Inventories	(6,039,188)	(33,189,092)	6,675,517	854,882
Due from related parties	1,349,893	—	(4,000,000)	(512,249)
Deferred licensing fees and related costs	4,425,964	24,893,734	(3,365,349)	(430,974)
Prepayments and other current assets	(3,387,526)	(23,446,948)	11,313,765	1,448,867
Upfront licensing fee paid	(11,587,800)	(42,107,260)	(17,789,460)	(2,278,159)
Prepayment for upfront license fee	—	(22,523,080)	—	—
Other long-term deposits	(14,464)	(499,398)	—	—
Accounts payable	10,802,808	21,204,583	(15,310,787)	(1,960,734)
Licensing fees payable	(28,958,855)	65,101	(4,022,317)	(515,107)
Taxes payable	26,817,958	(4,487,054)	42,811,523	5,482,542
Deferred revenue	49,801,190	(87,664,935)	29,193,966	3,738,646
License fee payable to a related party	52,272,515	(38,442,318)	32,259,836	4,131,268
Due to related parties	1,757,572	(7,491,973)	3,403	436
Other payables and accruals	64,230,449	55,692,882	(4,258,199)	(545,315)

Net cash provided by operating activities	807,330,772	649,787,926	780,066,616	99,897,117

Cash flows from investing activities:
Increase of short-term investments	—	(126,360,137)	(281,038,957)	(35,990,492)
Purchase of marketable securities	(432,524,942)	(1,574,695,967)	(464,308,360)	(59,460,392)
Proceeds from disposal of marketable securities	196,221,753	7,661,458	788,774,864	101,012,315
Proceeds from income of other investment	2,130,935	989,677	5,582,574	714,917
Proceeds from interest income of restricted cash	—	—	2,750,995	352,299
Increase in loan receivable	58,352,761	—	—	—
Purchase of property and equipment	(74,025,031)	(160,318,006)	(122,542,521)	(15,693,076)
Prepayment for purchase of land use right	—	(18,157,950)	(82,909,514)	(10,617,582)
Proceeds from disposal of fixed assets	269,095	469,193	357,457	45,777
Purchase of intangible assets	(23,379,233)	(40,450,554)	(14,572,071)	(1,866,133)
Net cash paid for purchase of subsidiaries and VIE subsidiaries	(182,444,474)	(161,517,636)	(256,187,213)	(32,807,921)
Proceeds from disposal of other long-term assets	—	453,103	—	—
Proceeds from disposal of a VIE subsidiary, net	—	(129,265)	—	—
Investment in affiliated companies	(160,275,860)	(759,404,237)	(25,130,698)	(3,218,295)

Net cash used in investing activities	(615,674,996)	(2,831,460,321)	(449,223,444)	(57,528,583)

Cash flows from financing activities:
Proceeds from issuance of common stock upon IPO, net of IPO issuance costs	875,507,698	—	—	—
Proceeds from issuance of common stock under stock option plan	41,587,542	72,516,739	23,576,841	3,019,304
Proceeds from issuance of convertible debt, net of issuance cost	2,225,430,331	—	—	—
Repurchase of stock	(620,775,000)	(54,861,286)	—	—
Cash injection in VIE subsidiaries by minority shareholders	3,724,650	245,000	288,000	36,882
Dividends to ordinary shareholders	(143,869,619)	—	—	—
Dividends to preferred shareholders	(48,212,650)	—	—	—

Net cash provided by financing activities	2,333,392,952	17,900,453	23,864,841	3,056,186

Effect of exchange rate changes on cash	—	(10,577,630)	(12,428,361)	(1,591,604)

Net increase (decrease) in cash and cash equivalents	2,525,048,728	(2,174,349,572)	342,279,652	43,833,116
Cash, beginning of year	598,922,445	3,123,971,173	949,621,601	121,610,716

Cash, end of year	3,123,971,173	949,621,601	1,291,901,253	165,443,832

Supplemental disclosure of cash flow information:
Cash paid during the year for income tax	33,121,613	101,307,276	25,867,784	3,312,688

Supplemental disclosure of investing activities:
Total consideration for purchase of subsidiaries	198,580,000	246,539,225	249,286,500	31,924,200
Consideration paid in previous year	—	(41,384,900)	—	—
Acquisition related obligation at December 31, 2005	—	(10,402,485)	7,355,619	941,977
Contingent consideration paid for the acquisitions in 2004	—	6,600,000	—	—

Cash paid for purchase of subsidiaries	198,580,000	201,351,840	256,642,119	32,866,177
Cash acquired	(16,135,526)	(39,834,204)	(454,906)	(58,256)

Cash paid for business acquisition, net	182,444,474	161,517,636	256,187,213	32,807,921

Supplemental disclosure of non-cash investing and financing activities:
Accrual related to purchase of property and equipment	20,469,415	25,671,372	66,775,841	8,551,467
Conversion of Series A and A-1 Preferred Shares to ordinary shares	2,488,074	—	—	—
The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(AMOUNTS EXPRESSED IN Renminbi (RMB) UNLESS OTHERWISE STATED)
1. ORGANIZATION AND NATURE OF OPERATIONS
     The accompanying consolidated financial statements include the financial statements of Shanda Interactive Entertainment Limited (the “Company” or “Shanda Interactive”), its subsidiaries, which mainly include Shanda Holdings Limited(the “Shanda BVI”) and Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”) and certain variable interest entities (“VIEs” or “VIE subsidiaries”), which include Shanghai Shanda Networking Co., Ltd. (“Shanda Networking”) and its subsidiaries. The Company, its subsidiaries and the VIE subsidiaries are collectively referred to as the “Group”.
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
     The Group is principally engaged in the development and operation of online games and related businesses in the People’s Republic of China (the “PRC”). The Group develops and operates online games primarily through Shengqu, Shanda Networking, Nanjing Shanda Networking Co., Ltd. (“Nanjing Shanda”) and Hangzhou Bianfeng Networking Co., Ltd. (“Bianfeng Networking”), which are subsidiaries of Shanda Networking.
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
     To comply with PRC laws and regulations that restrict foreign ownership of companies that operate online games, the Company operates its online games mainly through Shanda Networking, which is wholly owned by Tianqiao Chen and Danian Chen, and Nanjing Shanda and Bianfeng Networking, which are subsidiaries of Shanda Networking. These three companies hold the license and approvals to operate online games in the PRC.
     Pursuant to the contractual arrangements with Shanda Networking, Nanjing Shanda and Bianfeng Networking, Shengqu provides services, software licenses and equipment to Shanda Networking, Nanjing Shanda and Bianfeng Networking, in exchange for fees, determined according to certain agreed formulas. During the years ended

December 31, 2004, 2005 and 2006, the total amount of such fees was approximately RMB646.1 million, RMB1,034.5 million and RMB938.0 million, which represented the substantial majority operating profit of Shanda Networking, Nanjing Shanda and Bianfeng Networking. Shengqu has also undertaken to provide financial support to Shanda Networking to the extent necessary for its operations. The principal services, software license and equipment lease agreements that Shengqu has entered into with Shanda Networking, Nanjing Shanda and Bianfeng Networking are:
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
(3) Foreign currency translation
     The Company’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company, its subsidiaries and VIE subsidiaries is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income. The exchange differences for translation of group companies’ balances where RMB is not their functional currency are included in cumulative translation adjustments, which is included within Shareholder’s Equity under Accumulated Other Comprehensive Gain. From January 1, 2007, the Company changed its functional currency from RMB to USD given the significant change in the nature of the Company’s operations from that date.
     Translations of amounts from RMB into United States dollars (“US$” or “U.S. dollars”) are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.8087, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2006. This convenient translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2006, or at any other rate.
(4) Cash and cash equivalents
     Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.
(5) Short-term investments
     Short-term investments represent the bank time deposits with the maturities between three months and six months.
(6) Marketable securities
     Marketable securities primarily consist of available-for-sale marketable equity securities, marketable corporate bonds, or mutual funds. Marketable securities are classified as short-term based on their liquid nature and because such securities are available for current operations. Marketable securities are carried at fair market value with unrealized appreciation (depreciation) reported as a component of accumulated other comprehensive gain (loss) in shareholders’ equity. The specific identification method is used to determine the cost of securities. Realized gains and losses are reflected as investment income or losses.
     During the years ended December 31, 2004, 2005 and 2006, the Company recorded unrealized gains/(losses) on its marketable securities of approximately, RMB 133.7 million and RMB(102.5) million and RMB 168.3 million, respectively, as a component of comprehensive income.
(7) Allowances for doubtful accounts
     The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
(8) Inventories
     Inventories are valued at the lower of cost or market value. The value of inventories is determined using the weighted average method. The Group provides estimated inventory allowance for excessive, slow moving and obsolete inventories as well as inventory whose carrying value is in excess of net realizable value.
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
     The Company continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts’ ratings and estimates of 12 month share price targets for the investee; changes in stock market price or valuation subsequent to the balance sheet date; and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. During the years ended December 31, 2004, 2005 and 2006, the Company recorded impairment loss of approximately Nil, RMB521,486,000 and Nil, respectively. These write-downs for equity method investments are included in equity in loss of affiliated companies.

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
(11) Intangible assets
     Online game product development costs
     The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No.86”). Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in online game environment in the PRC market. During the years ended December 31, 2004, 2005 and 2006, the cost incurred for development of on-line game products was not capitalized because of the uncertainty in technological feasibility.
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
     Upfront licensing fees
     Upfront licensing fees paid to third party licensors are capitalized and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which is usually 3 to 5 years.
     Software and copyrights
     Software and copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the shorter of the useful economic life or stipulated period in the contract, which is usually 1 to 5 years.

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
(13) Long-term prepayments
     Long-term prepayments represent the prepayments for usage of the parcels of land where the office buildings are located. Long-term prepayments are recorded at cost, and are amortized over the lease period of 50 years.
(14) Other long-term assets
     Other long-term assets include the issuance costs, amounting to RMB52.1 million, of the Company’s Zero Coupon Senior Convertible Notes due 2014 (“Convertible Notes”). The issuance costs of its Convertible Notes is deferred and being amortized on a straight-line basis over a period of three years from the date of issuance, which is October 15, 2004, to the first date when the Company may be required to repurchase all or any portion of their principal amount. The amortization expense for the years ended December 31, 2004, 2005 and 2006 was RMB3.5 million, RMB18.5 million and RMB 17.5 million, respectively. The unamortized issuance cost, amounting to RMB12.6 million, is reclassified to prepayments and other current assets as of December 31, 2006 and will be amortized within one year. Other long-term assets as of December 31, 2005 also includes a prepayment in respect of the upfront license fees paid for a new game of Rmb 22.5 million.
(15) Impairment of long-lived assets and intangible assets
     Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. The Company recognizes impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. No material impairment of long-lived assets and intangible assets was recognized for any of the years presented.
(16) Convertible debt
     The Company applies SFAS No. 78, “Classification of Obligations That Are Callable by the Creditor” to determine the classification of its convertible debt. In accordance with SFAS 78, obligations such as convertible notes are required to be classified as a current liability if they are or will be callable within one year from the balance sheet date.
(17) Financial instruments
     Financial instruments of the Company primarily comprise of cash and cash equivalents, short-term investments, marketable securities, accounts receivable, prepayments and other current assets, amount due from/to related parties, accounts payable, other payables which includes convertible debt payable. As of December 31, 2005 and 2006, their carrying values approximated their fair values.
(18) Revenue recognition
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
     Starting from November 28, 2005, the Group changed the operation of certain MMORPGs from the pay-to-play model to a free-to-pay model. Under the new model, players can access the games free of charges but may purchase points for in-game premium features. The distribution of points to the end users typically is made by sales of pre-paid game cards, in physical or virtual forms. The unused time units as of November 28, 2005 were converted into point units immediately. Subscription fees are deferred when received and revenue is recognized over the life of the premium features or as the premium features are consumed.
     For casual online games, which are typically less complex and have shorter play duration than MMORPGs, the Group receives subscription fee from distributors for the sales of points, which allow end users to purchase premium features. Casual games can be accessed and played by end users free of charge and without the purchase of premium features. Subscription fee is deferred when received and revenue is recognized over the life of the premium features or as the premium features are consumed.

     Other Revenues
     Other revenues principally comprise of revenue from sale of EZ series, subscription fees from online literature portal, advertising revenues, fees from technical services and cooperation, service fees from rendering management software to internet cafe, mobile valued-added services revenue, sale of E-Key and other online game related auxiliary products.
     The EZ series product includes products such as EZ Play, EZ Pod, EZ station etc. By using EZ series products, users can have access to the Shanda Home Entertainment Platform (“the Platform”) and pay subscription fee to subscribe various online contents, such as games, music and films. As of December 31, 2006, the Platform was in operation but no subscription fee was charged to users. Revenue from sale of EZ series was recognized upon delivery as the EZ series had separate value of working as a substitute of the traditional keyboard, mouse and joystick to the users and the Company had no future legal or constructive obligation related to the sale of EZ series.
     The Group operated an online literature portal, www.cmfu.com. Some of the contents is free to view, for premium contents, readers have to pay subscription fees to get access. Subscription fee is collected by the Group via sale of pre-paid card, in physical or virtual form, and charged to readers per thousand characters they read. Subscription fees are deferred when received and revenue is recognized based upon the number of characters read by the readers.
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
     The Group renders technical service and cooperation on its network PC platform. Revenue is recognized when the services or cooperation are rendered and fee collection is reasonably assured.
     The Group licenses a software it developed to internet café for their daily operation and management. Fixed licensing fees, as stipulated in license agreements, are charged to internet café on a monthly basis. Licensing revenue is recognized based on the usage of the software and when the fee collection is reasonably assured.
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

     The Group’s subsidiaries and its VIE subsidiaries are subject to business tax and related surcharges and value added tax on the revenues earned for services provided and products sold in the PRC. The applicable business tax rate varies from 3% to 5% and the rate of value added tax varies from 4% to 17%. In the accompanying statements of operations and comprehensive income, business tax and related surcharges for revenues derived from on-line games, advertisement, mobile valued-added services are deducted from gross receipts to arrive at net revenues.
(19) Deferred revenue
     Deferred revenue primarily represents subscription fees received from customers that cover online game services to be rendered in the future. Deferred revenue is stated at the amount of subscription fees received less the amount previously recognized as revenue upon the rendering of online game services or expiration of the time units or expiration of game cards in accordance with the Group’s published expiration policy.
(20) Deferred licensing fees and related costs
     Upon the receipt of subscription fees from the distributors, the Group is obligated to pay on-going licensing fees and other costs related to such subscription fees, including business tax and related surcharges. As subscription fees are deferred (Note 2(19)), the related on-going licensing fees and costs are also deferred. The deferred licensing fees and related costs are recognized in the statements of operations and comprehensive income in the period in which the related online game subscription fees are recognized as revenue.
(21) Cost of revenue
     Cost of services rendered
     Cost of services rendered consists primarily of online game licensing fees, server leasing charges, depreciation, maintenance and rental of computer equipment, amortization of upfront licensing fees, manufacturing costs for prepaid game cards and other overhead expenses directly attributable to the provision of online game services. Cost of services rendered amounted to approximately RMB443,558,000, RMB567,267,000 and RMB642,799,000 during the years ended December 31, 2004, 2005 and 2006, respectively.
     Cost of goods sold
     Cost of goods sold primarily consists of direct of EZ series, E-Key and other on-line game auxiliary products, as well as the corresponding shipping and handling costs for the products sold. Cost of goods sold amounted to approximately RMB27,626,000, RMB47,160,000 and RMB47,006,000, during the years ended December 31, 2004, 2005 and 2006, respectively.
(22) Product development
     Product development costs consist primarily of payroll, depreciation expense and other overhead expenses incurred by the Group to develop, maintain, monitor and manage the Group’s online gaming products, software and websites, and are recorded on an accrual basis.

(23) Sales and marketing
     Sales and marketing costs consist primarily of advertising and market promotion expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel, and are recorded on an accrual basis. Advertising expenses amounted to approximately RMB16,015,000, RMB66,248,000 and RMB66,950,000 during the years ended December 31, 2004, 2005 and 2006, respectively.
(24) Share-based compensation
     Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which supersedes SFAS No. 123, “Accounting-Based Compensation” (“SFAS 123”) and Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under the fair value recognition provisions of SFAS 123R, the Company is required to measure the cost of employee services received in exchange for share-based compensation measured at the grant date fair value, or minimal value, of the award.
     The Company recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award, which is usually the vesting term. In March 2005, the Securities & Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”) relating to SFAS 123R. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R.
     The Company elected the modified prospective method and therefore has not restated results for prior periods. Had the Company determined the share-based compensation expense for the Company’s share options based upon the fair value at the grant date for share options awards in 2004 and 2005, as prescribed by SFAS 123, the Company’s net income attributable to ordinary shareholders and earnings per share for these two years would have been reduced to the pro forma amounts indicated below.

	2004	2005
	RMB	RMB
Net income attributable to ordinary shareholders as reported	527,004,006	165,282,809
Add: Share-based compensation expenses under APB No. 25	28,827,828	13,697,877
Less: Share-based compensation expenses under SFAS No. 123	(67,612,681)	(50,192,400)
Add: Allocation to participating shareholders	3,184,018	—

Pro forma net income attributable to ordinary shareholders	491,403,171	128,788,286

Basic earnings per share
As reported	4.32	1.17

Pro forma	4.02	0.91

Basic earnings per ADS
As reported	8.64	2.34

Pro forma	8.04	1.82

Diluted earnings per share
As reported	4.05	1.13

Pro forma	3.78	0.88

Diluted earnings per ADS
As reported	8.10	2.26

Pro forma	7.56	1.76

     The valuation provisions of SFAS 123R apply to new grants and unvested grants that were then outstanding. Estimated compensation for unvested grants that were outstanding as of the effective date is recognized over the remaining service period using the fair value estimated under the SFAS 123 pro forma disclosures.

     The effects of application of SFAS 123R on the consolidated statements of operations and comprehensive income for the year ended December 31, 2006 are summarized as follows (in thousands, except per share data):

Year ended
December 31, 2006
Decrease in Net income from continuing operations	36,422
Decrease in income before income tax expense	36,422
Decrease in net income	36,422
Decrease in basic net income per share	0.26
Decrease in diluted net income per share	0.25
     During the years ended December 31, 2004, 2005 and 2006, the Company calculated the fair value of each option granted on the date of grant using the Black-Scholes pricing model, which is consistent with the valuation techniques previously utilized for options in footnote disclosures required under SFAS 123, as amended by FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s share price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The assumptions used to value stock-based compensation awards for the years ended December 31, 2004, 2005 and 2006 are presented as follows:

	2004	2005	2006
Risk-free interest rate	2.8-4.0%	3.9-4.2%	5.2%
Term of share option/Expected life (in years)	5 years	6.25 years	6.25 years *
Expected dividend yield	0%	0%	0%
Volatility	58%-71%	58%-60%	61%
Fair value per option at grant date	RMB23.66-RMB49.26	RMB73.39-RMB82.59	RMB32.00

*	The Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term. As a result, according to SAB 107, considering the Company’s stock option awards have the characteristics of “plain vanilla” option, the Company uses a “simplified” method to determine the expected term of the options granted in 2006.
     SFAS 123R requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Compensation cost estimated for the SFAS 123 pro forma disclosures accounted for forfeitures as they occur.
(25) Leases
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

(26) Taxation
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
(27) Statutory reserves
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
     Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the year ended December 2004, 2005 and 2006, the Group made total appropriations to these statutory reserves of approximately RMB12,713,000, RMB47,594,000 and RMB 54,400,000 repectively.
     There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so.
(28) Dividends
     Dividends are recognized when declared.
     On March 5, 2004, a cash dividend of US$23 million (equivalent to RMB192 million) was declared by the Company to its holders of ordinary shares and preferred shares in proportion to their respective share ownership, on an as-converted basis, which is approximately 74.9% and 25.1%, respectively.
     Relevant PRC laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations (see Note 2(27)).
     In addition, since a significant amount of the Group’s future revenues will be denominated in RMB, the existing and any future restrictions on currency exchange may limit the Group’s ability to utilize revenues generated in RMB to fund the Group’s business activities outside China, if any, or expenditures denominated in foreign currencies.

(29) Earnings per share
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
(30) Segment reporting
     The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.
(31) Reclassifications
     Certain reclassifications have been made to all years presented in the consolidated financial statements to conform to the current year presentation.
3. Recent accounting pronouncements
     In September 2006, the SEC released SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 is effective for the Company in the current fiscal year ended December 31, 2006. The adoption of SAB 108 did not have a significant impact on its financial statements.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for the Company starting January 1, 2008. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is still assessing the impact of the adoption of SFAS 157 on its financial statements.

     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Group recognize and disclose in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective for the Group on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Group adopted FIN 48 as of January 1, 2007 and based on the assessment completed by the Group, the adoption of FIN 48 did not result in any material items being recognized.
     In June 2006, the FASB ratified the provisions of the Emerging Issue Task Force Issue No. 06-3 “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”), which requires the Company to disclose how it accounts for taxes imposed on and concurrent with a specific revenue-producing transaction. EITF 06-3 will be effective for the Company starting January 1, 2007. The Group presents revenue net of business taxes of RMB1,298,725,000, RMB1,896,611,000 and RMB1,654,460,000 for the years ended December 31, 2004, 2005 and 2006 respectively.

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
Acquisition completed in 2006
There were no significant acquisitions completed in 2006.
Acquisition completed in 2005
(1)	Shanghai Haofang Online Information Technology Co., Ltd. and Grandpro Technology Limited (collectively “Haofang”)
     Subsequent to the acquisition of 17.86% equity interest for the consideration of US$5.0 million in cash (equivalent to RMB41.4 million) in Haofang, the operator of the largest network PC game platform, in China in October 2005, the Group further acquired its remaining 82.14% equity interest in May 2005 for the consideration of US$20.0 million in cash (equivalent to RMB 165.5 million). As a result, Haofang changed from an associated company in 2004, accounted for using equity method of accounting, to a wholly-owned subsidiary of the Group. Pursuant to the purchase agreement, the Group was initially required to make contingent payment to the selling shareholders if 2005 earnings of Haofang exceeded a pre-set target. A supplemental agreement was signed in February 2006 to change the contingent payment arrangement to a fixed additional payment; as a result, a final payment of US$31.0 million (equivalent to Rmb249.3 million) was paid and recorded as an adjustment to goodwill by the Group in February 2006.
     The purchase price was allocated as follows:

RMB
Cash	39,399,000
Other assets	17,359,000
Identifiable intangible assets	75,614,000
Purchased in-progress research and development	4,147,000
Goodwill	346,583,000
Current liabilities	(26,887,000)

Purchase price	456,215,000

     Identifiable intangible assets acquired, including software technology of RMB46.0 million and customer base of

RMB29.6 million, have estimated useful lives of 5.5 years. Purchased in-progress research and development of RMB4.1 million were written off at the date of acquisition in accordance with FASB Interpretation No.4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”) because the technological feasibility of the in-progress technology has not yet been established and that the technology has no alternative future use. Those write-offs are included in product development expenses.
     Goodwill of RMB346,583,000 represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired, and is not deductible for tax purposes. In accordance with SFAS No. 142, goodwill is not amortized but is tested for impairment. The purchase price allocation for Haofang acquisition is primarily based on an appraisal performed by an independent appraisal firm together with the management assessment based on their experience in online game business in the PRC.
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
(2) Gametea
     In November 2005, the Group acquired 100% equity interest of Wenzhou Chuangjia Technology Co., Ltd. and Shanghai Qipai Computer Technology Co., Ltd. (collectively “Gametea”), a leading online casual game platform that develops and operates chess and board games in China. Pursuant to the acquisition agreement, the total purchase consideration was US$4.9 million (equivalent to RMB39.6 million), of which US$3.6 million (equivalent to RMB29.1 million) and US$0.9 million (equivalent to RMB7.4 million) were paid in 2005 and 2006, respectively, and the remaining purchase consideration will be paid in one installment in 2007.
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
5. OTHER NET REVENUES

	2004	2005	2006
	RMB	RMB	RMB
EZ series	—	22,533,424	28,882,189
Online literature	659,902	10,073,993	20,787,012
Advertising	12,044,832	80,105,525	18,762,869
Technical service and cooperation	—	12,622,838	9,635,519
License of management software to internet café	1,514,407	5,551,026	9,159,984
Mobile value-added services	19,078,242	15,512,057	8,734,996
Mobile game	883,953	4,396,200	4,456,854
Game content related goods	26,592,011	405,394	3,194,397
E-Keys	25,479,708	76,838,512	645,809
Others	3,295,049	10,262,983	7,304,331

	89,548,104	238,301,952	111,563,960

6. OTHER INCOME

	2004	2005	2006
	RMB	RMB	RMB
Government financial incentives	88,083,411	137,282,361	83,907,206
Foreign exchange gain (Note 24)	43,804	48,943,965	59,807,857
Others	(4,471,297)	(11,321,728)	(9,802,305)

	83,655,918	174,904,598	133,912,758

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
     China
     The Group’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, the Group is generally subject to EIT at a statutory rate of 33%. Group companies that are registered in the Pudong New District of Shanghai are, however, subject to a 15% preferential EIT rate pursuant to the local tax preferential treatment. Shengqu, as a software development enterprise, has been granted a two year EIT exemption and followed by a three year 50% EIT reduction on its taxable income, commencing the year ended December 31, 2003 (“tax holiday”). Shengqu’s qualifications as a software development enterprise or a technology advanced enterprise are required to be reassessed on an annual basis. Nanjing Shanda, as a result of receiving government’s recognition as a technology advanced enterprise, has been entitled to a full income tax exemption for two years effective from January 1, 2005 and will be subject to a preferential tax rate of 15% after January 1, 2007. In April 2006, government recognition in October 2005 of Bianfeng Networking as a technologically advanced enterprise was acknowledged by the local tax authority, which was previously subject to income taxes at a statutory rate of 33%. As a result of the acknowledgement, Bianfeng Networking is entitled to a two-year exemption from income taxes commencing from 2004, which was deemed to be its first cumulative profit-making year by the local tax authority, and thus reversed the income tax expense and defer tax assets RMB10.3 million and RMB3.7 million previously recognized in the years ended December 31, 2004 and 2005. Starting from January 1, 2006, Bianfeng Networking is subject to a preferential tax rate of 15%.
     Composition of income tax expense
     The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
	RMB	RMB	RMB
Current income tax expenses	46,485,395	84,204,730	50,826,715
Changes of tax status	—	—	(14,041,130)
Change in deferred tax assets	(8,690,988)	9,365,576	(7,486,266)
Change in valuation allowance	1,146,517	3,141,686	7,189,596

Income tax expenses	38,940,924	96,711,992	36,488,915

     Reconciliation of the differences between statutory tax rate and the effective tax rate
     The reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Statutory income tax rate	33%	33%	33%
Tax differential from statutory rate applicable to the subsidiaries and the VIE subsidiaries in the PRC	(20%)	(18%)	(15%)
Effect of tax holidays	(11%)	(7%)	(10%)
Others	4%	4%	(2%)

Effective EIT rate	6%	12%	6%

     The aggregate amount and per share effect of the tax holiday are as follows:

	2004	2005	2006
The aggregate effect	71,969,207	58,825,515	57,886,654
Per share effect-basic	0.59	0.42	0.41
Per share effect-diluted	0.55	0.40	0.40

     Significant components of deferred tax assets

	December 31,	December 31,
	2005	2006
	RMB	RMB
Licensing fees and related costs and revenue deferred	14,857,898	10,792,046
Tax losses carried forward	6,973,630	14,163,226
Other temporary differences	2,266,766	6,629,288
Less: Valuation allowance	(6,973,630)	(14,163,226)

Deferred tax assets	17,124,664	17,421,334

     Movement of valuation allowances

	2005	2006
	RMB	RMB
At beginning of year	3,831,944	6,973,630
Current year addition	6,318,048	8,725,564
Current year reversal	(3,176,362)	(1,535,968)

At end of year	6,973,630	14,163,226

Valuation allowances have been provided on the net deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2005 and 2006, valuation allowances were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carryforwards generated by certain VIE subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur. Tax losses carry forward in the amount of approximately RMB1,867,000 and RMB31,696,000 and RMB34,170,000 incurred in 2004, 2005 and 2006 will expire in the year ending December 31, 2010, 2011 and 2012, respectively.

8. EARNINGS PER SHARE
     Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 and EITF No. 03-06 for the years ended December 31 2004, 2005 and 2006 as follows:

	2004	2005	2006
	RMB	RMB	RMB
Numerator:
Net income	609,482,888	165,282,809	529,209,878
Dividends to Series A and Series A-1Prefer Shareholders (Note 18)	(48,212,650)	—	—
Earnings allocated to participating Preferred Shareholders	(34,266,232)	—	—

Numerator for basic and diluted earnings per share	527,004,006	165,282,809	529,209,878

Denominator:
Denominator for basic earnings per share
Weighted-average ordinary shares outstanding	122,136,580	141,338,480	142,598,398
Dilutive effect of share options	8,031,076	5,009,115	2,007,305

Denominator for diluted earnings per share	130,167,656	146,347,595	144,605,703

Basic earnings per share	4.32	1.17	3.71

Diluted earnings per share	4.05	1.13	3.66

     Net income, after deducting accretion and dividends to holders of Preferred Shareholders, has been allocated to the ordinary share and Preferred Shares based on their respective rights to share in dividends.
     Potential dilutive securities, consisted of Series A and A-1 Preferred Shares in 2003 and Series A and A-1 Preferred Shares and Convertible Notes in 2004, were not included in the computation of earnings per share for 2004, 2005 and 2006 because of their anti-dilutive effects.
9. CASH AND CASH EQUIVALENTS
     Cash and cash equivalents as of December 31, 2006 include cash balances held by the Company’s VIE subsidiaries of approximately RMB486,413,000. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 27). However, these cash balances can be utilized by the Company for its normal operations pursuant to various agreements which enable the Company to substantially control these VIE subsidiaries as described in Note 2(2) for its normal operations.
     Included in the cash and cash equivalents are cash balances denominated in U.S. dollars of approximately US$20,749,000 and US$73,095,000 (equivalent to approximately RMB167,449,000 and RMB570,810,000) as of December 31, 2005 and 2006, respectively.
10. ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2005	2006
	RMB	RMB
Accounts receivable	131,553,747	67,727,576
Less: Allowance for doubtful accounts	(50,426,583)	(36,042,403)

	81,127,164	31,685,173

     The movement of the allowance for doubtful accounts during the years is as follow:

	2005	2006
	RMB	RMB
Balance as beginning of year	547,857	50,426,583
Add: Current year additions	53,849,939	20,365,478
Less: Current year write-offs	(3,971,213)	(34,749,658)

Balance at end of year	50,426,583	36,042,403

11. INVENTORIES

	December 31,	December 31,
	2005	2006
	RMB	RMB
Finished goods	18,857,526	7,955,015
Raw materials	9,623,444	1,017,197

Total inventories	28,480,970	8,972,212

12. INVESTMENTS IN AFFILIATED COMPANIES
     The following table includes the Group’s carrying amount and percentage ownership of the investments in affiliated companies at December 31, 2006 and the carrying amount at December 31, 2005:

	December 31,	December 31,
	2005	2006
			Percentage
			ownership
	RMB	RMB	%
Actoz Soft Co., Ltd.	328,274,787	329,273,333	40.48%
Shanghai Orient Youth Culture Co., Ltd.	306,836	353,688	30.00%
Shanghai Shana Modern Family Magazine Co., Ltd (“Shanda Family”)	—	5,065,600	49.00%

Total	328,581,623	334,692,621

     The movement of the investments in affiliated companies is as follows:

		Shanghai Orient
	Actoz Soft	Youth Culture		Shanda
	Co., Ltd.	Co., Ltd.	Haofang	Family	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balances at December 31, 2004	118,891	—	37,045	—	155,936
Investments	759,105	300	165,543	—	924,948
Share of profit on affiliated companies investments	10,710	7	4,416	—	15,133
Other equity movement	(1,296)	—	—	—	(1,296)
Amortization of identifiable intangible assets, net of tax	(22,189)	—	(266)	—	(22,455)
Immediate write off of purchased in-progress research and development	(15,460)	—	—	—	(15,460)
Other-than-temporary impairment	(521,486)	—	—	—	(521,486)
Transferred out for consolidation	—	—	(206,738)	—	(206,738)

Balances at December 31, 2005 (Note 4)	328,275	307	—	—	328,582

Investments	17,290	—	—	7,840	25,130
Share of profit / (loss) on affiliated companies investments	1,022	47	—	(2,774)	(1,705)
Other equity movement	7,207	—	—	—	7,207
Amortization of identifiable intangible assets, net of tax	(24,521)	—	—	—	(24,521)

Balances at December 31, 2006	329,273	354	—	5,066	334,693

     Investment in Actoz Soft Co., Ltd.
     Actoz Soft Co., Ltd., or Actoz, is a Korean developer, operator and publisher of online games listed on the KOSDAQ. As the result of acquisition of approximately 29% of the stake from its then shareholders in November 2004 and approximately 9% of its stake in the open market in December 2004, at an aggregate cost of US$106.1 million, equivalent to approximately RMB878 million, the Company owned approximately 38% of Actoz’ stake as at December.31, 2005, and thus accounted for the investment using equity method of accounting.
     Pursuant to the share purchase agreement, an escrow amount of US$18.3 million (equivalent to RMB148.0 million) was required to be set aside in an escrow account which would be released against the remaining portion of purchase consideration in 365 calendar days after the completion date of the acquisition. As at December 31, 2005, the escrow amount was recorded as restricted cash in the financial statements, and was subsequently released in February 2006.
     The purchase price of Actoz was allocated as follows:

RMB
Fair value of net assets acquired	128,419,000
Identified intangible assets	183,884,000
Purchased in-progress research and development	15,460,000
Deferred tax liabilities arising from the acquisition	(50,567,000)
Goodwill	600,800,000

Total	877,996,000

     Identifiable intangible assets acquired include trademarks of RMB54.5 million that was determined to have infinite life and thus not subject to amortization. The remaining identifiable intangible assets acquired include completed technology of RMB63.7 million with estimated weighted-average useful life of 6.3 years, core technology of RMB35.7 million with estimated useful life of 4 years, customer database of RMB23.2 million with estimated useful life of 2 years, and non-compete agreement of RMB6.8 million with estimated useful life of 2.5 years. Purchased in-progress research and development of RMB15.5 million was written off at the date of acquisition in accordance with FIN 4 because the technological feasibility of the in-progress technology has not yet been established and the technology has no alternative future use. Those write-offs are included in equity in loss of affiliated companies.
     In December 2006, the Company additionally purchased 2.3% of Actoz’ stake in the open market, and increased its share percentage in Actoz to 40.48%.
     In the fourth quarter of 2005, the Company recognized an other-than-impairment charge of US$ 64.6 million, equivalent to RMB 521.5 million, on its investment in Actoz based on the quoted market price. The impairment charge was made primarily as a result of (1) the continued decline in Actoz’s quoted market price on the KOSDAQ; (2) a continued decline in royalties generated for Actoz by Shanda’s operation of Mir II, a MMORPG licensed from Actoz, in the PRC, which was mainly due to the continued aging of Mir II and adoption of the free-to-play model (Note 2(18)) for Mir II; and (3) intensified competition. As of December 31, 2005, the value of the investment in Actoz based on the quoted market price was RMB328.3 million, which is equal to its carrying amount.
     In the year ended December 31, 2006, the investment in Actoz was not further impaired based on an assessment of the conditions and circumstances existing as of December 31, 2006 including consideration of the Actoz quoted market price.

     The financial information for Actoz as of and for the years ended December 31, 2005 and 2006 is disclosed below:

	2005	2006
Current assets	232,708,000	226,045,000
Non-current assets	188,483,000	241,134,000
Current Liabilities	43,789,000	72,344,000
Non-current liabilities	16,015,000	11,873,000
Net assets	361,387,000	382,962,000
Net income	33,394,000	2,679,000
     The net assets of Actoz as of December 31, 2005 and 2006 are reconciled to the Group’s carrying amount of the investments in Actoz as at the same balance sheet dates as below:

	2005	2006
Net assets of Actoz as of December 31	361,387,000	382,962,000
The Group’s approximate percentage ownership of the investments in Actoz	38%	40.48%

Net assets of Actoz shared by the Group as of December 31	137,833,000	155,023,000
Add: Purchase price allocation	190,442,000	174,250,000

	328,275,000	329,273,000

     The purchase price allocation includes identified intangible assets, deferred tax liabilities arising from the acquisition and goodwill, netting off against the amortization of identified intangible assets and deferred tax liabilities, and the recognition of an other-than-impairment charge.
Shanda Modern Family Magazine
     On November 2005, Shanda Networking entered into a joint venture agreement with Modern Family Magazine, the parent company of Shanda Family. According to the agreement, Shanda Networking contributed RMB 7.84 million in cash to Shanda Family in January 2006 in exchange for 49% of its equity interest, and the investment was accounted for using equity method of accounting in 2006. According to an option agreement signed on the same day, Shanda Networking is granted to purchase additional 2% of its equity interest at a cost of RMB 320,000.

13. MARKETABLE SECURITIES
     Marketable securities as of December 31, 2005 and 2006 comprised of:

	2005
	Cost	Unrealized gain	Fair value
	RMB	RMB	RMB
Mutual funds	18,102,028	546,681	18,648,709
Listed securities
– SINA Corporation (“SINA”)	1,884,084,977	30,930,712	1,915,015,689
– Others	9,350	—	9,350

Total	1,902,196,355	31,477,393	1,933,673,748

	2006
	Cost	Unrealized gain/(loss)	Fair value
	RMB	RMB	RMB
Mutual funds	474,198,954	(406,831)	473,792,123
Listed securities
– SINA Corporation (“SINA”)	1,171,010,202	200,155,184	1,371,165,386
– Others	8,670	—	8,670

Total	1,645,217,826	199,748,353	1,844,966,179

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
     After the series of acquisition of the shares in SINA, a NASDAQ listed online media company and value-added information service provider for China and the global Chinese communities, in the open market in 2004 and 2005, as at December 31, 2005, the Group held approximately 19.5% of the issued and outstanding shares of SINA at an aggregate cost of approximately US$227.6 million, equivalent to RMB1,884.1 million. The investment was recorded in marketable securities and carried at fair market value with unrealized appreciation of approximately RMB30.9 million reported as a component of accumulated other comprehensive gain in shareholders’ equity as at December 31, 2005.
     In November 2006, the Group sold approximately 3.7 million shares in SINA under Rule 144, with net proceeds of approximately US$99.1 million, or equivalent to approximately RMB779.9 million. Realized appreciation of approximately RMB23.6 million was transferred out from accumulated other comprehensive gain in shareholders’ equity. The net gain from disposal of SINA’s stake, amounting to US$8.6 million, or equivalent to approximately RMB66,900,000, was recorded as investment income in the consolidated statement of operations and comprehensive income. As at December 31, 2006, the Group still held approximately 11.4% of SINA’s stake, and the unrealized appreciation of RMB200,155,184 was reported as a component of accumulated other comprehensive gain in shareholders’ equity. Refer to Note 26 for further disposal of the shares in SINA subsequent to December 31, 2006.
14. PROPERTY AND EQUIPMENT
Property and equipment and its related accumulated depreciation as of December 31, 2005 and 2006 are as follows:

	2005	2006
	RMB	RMB
Computer equipment	274,359,255	307,643,212
Leasehold improvements	27,000,475	24,317,563
Furniture and fixtures	6,195,430	7,382,554
Motor vehicles	8,610,393	8,688,045
Office buildings	34,607,050	158,045,849
Less: Accumulated depreciation	(92,420,151)	(156,923,913)

Net book value	258,352,452	349,153,310

     Land use right, associated with the purchase of office buildings, was recorded in long-term prepayments.
     Depreciation expense for the years ended December 31, 2004, 2005 and 2006 was approximately RMB29,060,000, RMB46,672,000 and RMB72,149,000 respectively.
15. INTANGIBLE ASSETS
     Intangible assets consist of upfront licensing fees paid to online game licensors, software and copyrights, and intangible assets arising from business combinations. Gross carrying amount, accumulated amortization and net book value of the Group’s intangible assets as of December 31, 2005 and 2006 are as follows:

	2005	2006
	RMB	RMB
Gross carrying amount:
Upfront licensing fee paid	106,264,384	146,576,924
Software, copyrights and others	81,436,559	96,008,630
Intangible assets arising from business combinations
- Software technology	112,360,179	112,360,179
- Game engine	14,898,060	14,898,060
- Non-compete arrangement	2,626,000	2,626,000
- Customer base	35,054,504	35,054,504
- Other	5,332	636,148

	352,645,018	408,160,445

Less: accumulated amortizations
Upfront licensing fee paid	(60,345,243)	(83,112,971)
Software, copyrights and others	(46,671,228)	(71,379,241)
Intangible assets arising from business combinations	(33,313,775)	(67,606,164)

	(140,330,246)	(222,098,376)

Net book value	212,314,772	186,062,069

     Amortization expense for the years ended December 31, 2004, 2005 and 2006 amounted to approximately RMB52,683,000, RMB 67,461,000 and RMB81,768,000, respectively.
     The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Amortization
RMB
2007	63,874,418
2008	46,745,276
2009	26,293,940
2010	16,778,365
2011	314,488

154,006,487

16. GOODWILL
     The changes in the carrying amount of goodwill from significant acquisition are as follows:

	Haofang	Bianfeng	Gametea	Others	Total
RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of December 31, 2004	—	106,170	—	27,789	133,959
Acquisitions	97,296	—	17,387	—	114,683
Disposal of a subsidiary	—	—	—	(4,193)	(4,193)
Others	—	—	—	643	643

Balance as of December 31, 2005	97,296	106,170	17,387	24,239	245,092

	Haofang	Bianfeng	Gametea	Others	Total
RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Acquisitions	249,287	—	—	—	249,287
Others	—	—	—	(815)	(815)

Balance as of December 31, 2006	346,583	106,170	17,387	23,424	493,564

     In October 2006, the Company performed a goodwill impairment test at reporting unit level relating to goodwill arising from its acquisition and concludes that there was no impairment as to the carrying value of goodwill as of December 31, 2006.
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
     The holders have the right to require the Company to repurchase all or a portion of their notes on October 15, 2007 at a repurchase price equal to 100% of the principal amount of Notes to be repurchased, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date. Accordingly, the convertible debt is classified as a current liability as at December 31, 2006.
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
21. SHARE OPTION PLAN
2003 Share Incentive Plan
     On March 31, 2003, Shanda BVI authorized a share option plan (the “2003 Share Incentive Plan”) that provides for the issuance of options to purchase up to 13,309,880 ordinary shares. Under the 2003 Share Incentive Plan, the directors may, at their discretion, grant any officers (including directors) and employees of Shanda BVI and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company’s ordinary shares, equals to the excess of the fair market value of the Company’s ordinary shares, or (iii) other types of compensation based on the performance of the Company’s ordinary shares. On March 31, 2003, Shanda BVI granted options to purchase 7,320,436 ordinary shares under the 2003 Share Incentive Plan at an exercise price of US$1.5160 per share. On December 18, 2003, the Company granted additional options to purchase 1,537,367 ordinary shares to certain executive officers under the 2003 Share Incentive Plan at an exercise price of US$1.5160. The options can be exercised within 10 years from the award date. These awards vest over a three year period, with 25% of the options to vest immediately upon granting, and an additional 25% to vest on each of the first, second and third anniversaries of the award date as stipulated in the share option agreement. The exercise price for the share options granted on December 18, 2003 was not determined based on the fair value of the Company’s ordinary shares. Accordingly, compensation expense will be recognized over vesting terms of the options based on the difference between the estimated fair value of the Company’s ordinary shares and the exercise price of the options granted. The estimated fair value of the Company’s ordinary shares was determined with reference to the Company’s expected initial public offering price. The total share-based compensation expense of approximately RMB69,730,000 relating to the options granted on December 18, 2003 will be recognized based on the vesting terms. Accordingly, share-based compensation expense of approximately RMB28,828,000 and RMB13,698,000 were recognized in the consolidated statements of operations and comprehensive income in 2004 and 2005, respectively.
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
2005 Equity Compensation Plan
     In October 2005, the Company authorized an equity compensation plan (the “2005 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 7,449,235 ordinary shares, plus ordinary shares reserved for issuance, but not yet issued, under the Company’s 2003 Share Incentive Plan. Under the 2005 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Company and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company’s ordinary shares, equals to the excess of the fair market value of the Company’s ordinary shares, or (iii) other types of compensation based on the performance of the Company’s ordinary shares. On June 28, 2006, the Company granted options under the 2005 Equity Compensation plan to purchase 3,000,000 ordinary shares of the Company to some of its directors and officers and other employees at an exercise price equal to the average market value in the previous three months. The options can be exercised within 10 years from the award date. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement.
Activities of share options
     The Company’s share option activities as of and for the years ended December 31, 2004, 2005 and 2006 are set out below:

			Weighted averaged
	Options	Weighted Average	remaining	Aggregate Intrinsic
	Outstanding	Exercise Price	contractual life	value
		US$		US$
December 31, 2003	8,857,803	1.516
Granted	4,258,503	5.57
Exercised	(4,116,074)	1.55
Forfeited	(116,830)	3.51
December 31, 2004	8,883,402	3.42

Granted	567,731	15.63
Exercised	(2,762,438)	2.70
Forfeited	(467,920)	5.33
December 31,2005	6,220,775	4.71

Granted	3,000,000	6.85
Exercised	(1,226,082)	3.57
Forfeited	(406,671)	7.88
Expired	(20,785)	13.87
December 31,2006	7,567,237	5.55	7.90	41,911,461

Vested and expected to vest as of December 31,2006	6,545,264	5.33	7.69	37,808,285

Vested and exercisable as of December 31,2006	2,907,096	3.18	6.58	22,719,984

The aggregate intrinsic value is calculated as the difference between the market value of US$10.84 as of December 31, 2006 and the exercise price of the shares. The total intrinsic value of options exercised during the three years ended December 31, 2004, 2005 and 2006 was RMB 671.3 million, RMB 112.4 million and RMB 73.7 million.
The weighted average estimated fair value of options granted during fiscal years 2004, 2005 and 2006 was US$2.97, US$9.32, US$4.00 respectively. The total fair value of options vested during the three years ended December 31, 2004, 2005 and 2006 was RMB 26.3 million, RMB 55.6 million and RMB 48.3 million.
As of December 31, 2006, there was RMB 88.0 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees. This cost is expected to be recognized over a weighted averaged period of 2.8 years. Total compensation cost may be adjusted for future changes in estimated forfeitures. As of year ended December 31, 2006, total cash received from the exercise of stock options amounted to RMB 23,576,841.
A summary of unvested stock option activity as of December 31, 2006, and changes during the year ended December 31, 2006 is presented below:

		Weighted Average
Unvested Stock Option	Number of Options	Grant-date Fair Value US$
Unvested at January 1, 2006	5,055,922	2.80
Granted	3,000,000	4.00
Vested	(2,989,110)	1.95
Forfeited	(406,671)	3.94

Unvested at December 31, 2006	4,660,141	4.02

Expected to vest at December 31, 2006	3,638,168	4.02

Information regarding the stock options outstanding at December 31, 2006 is summarized as below:

	Options Outstanding at		Options Exercisable at
	December 31, 2006		December 31, 2006
		Weighted Average Remaining
Exercise Prices US$	Number Outstanding	Contractual Life (years)	Number Outstanding
1.516	1,967,966	6.25	1,967,966
5.50	2,158,452	7.14	802,037
6.85	3,000,000	9.50	—
8.00	35,850	7.58	35,850
15.33	163,078	8.07	40,770
15.55	171,940	8.08	42,985
14.89	40,295	8.13	10,074
16.86	29,656	8.42	7,414

	7,567,237		2,907,096

22. EMPLOYEE BENEFITS
     The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to approximately RMB13,741,000, RMB24,234,000 and RMB 33,477,000 for the years ended December 31, 2004, 2005 and 2006, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

23. RELATED PARTY TRANSACTIONS
     During the years ended December 31, 2004, 2005 and 2006, significant related party transactions were as follows:

	2004	2005	2006
	RMB	RMB	RMB
Online game licensing fees paid to Actoz, an affiliated company	173,855,652	167,593,961	207,188,362
Online game upfront licensing fee paid to Actoz	—	24,299,400	968,424
Bad debt recognized for the loan to a subsidiary of Actoz	—	—	4,000,000
Purchase of SINA shares from related parties (Note 13)	—	88,797,021	—
Purchase of game content related merchandise from minority shareholder of a VIE subsidiary	1,900,118	1,359,333	—
Provision of advertising and promotion services to an affiliated company	4,900,000	—	—
Technical service fees from minority shareholders of VIE subsidiaries	1,100,000	—	—

Total	181,755,770	282,049,715	212,156,786

     As of December 31, 2005 and 2006, the Group had licensing fees payable to Actoz of approximately RMB13,830,000 and RMB 46,090,000 respectively.
     As of December 31, 2005 and 2006, the Group had amounts due to related parties of approximately RMB3,040,000 and RMB3,044,000 respectively, mainly arising from purchase of game related merchandise from certain minority shareholders of VIE subsidiaries.
     All amounts due to related parties are unsecured, interest-free and have no definite terms.
24. CERTAIN RISKS AND CONCENTRATIONS
     Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, marketable securities, accounts receivable, due from/to related parties and prepayments and other current assets. As of December 31, 2005 and 2006 substantially all of the Group’s cash and cash equivalents, short-term investments and marketable securities were held by major financial institutions located in the PRC, in Hong Kong and in the Switzerland, which management believes are of high credit quality.
     No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2004, 2005 and 2006.
     On July 21, 2005, the People’s Bank of China, or PBOC, announced an adjustment of the exchange rate of the US dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an appreciation of the RMB against the US dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of RMB against the US dollar.
25. COMMITMENTS AND CONTINGENCIES
     Operating lease agreements
     The Group has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December, 31, 2006 are as follows:

		Computer
	Office premise	equipment	Total
	RMB	RMB	RMB
2007	6,891,492	1,649,620	8,541,112
2008	692,917	292,200	985,117
2009	224,806	—	224,806
2010	37,468	—	37,468
2011	—	—	—

	7,846,683	1,941,820	9,788,503

     As of December 31, 2006, the Group had leased servers under operating lease arrangements where the lease payments are calculated based on certain formulas, as specified in the agreements, with reference to the actual number of users of the leased assets. The server leasing rental expenses under these operating leases amounted to approximately RMB55,699,000, RMB43,909,000 and RMB40,949,000 during the years ended December 31, 2004, 2005 and 2006, respectively. As the future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments as disclosed above.
     Total rental expenses including server leasing rental, office rental and server maintenance were approximately RMB94,665,000, RMB115,975,000 and RMB129,781,000 during the years ended December 31, 2004, 2005 and 2006, respectively, and were charged to the statements of operations and comprehensive income when incurred.
     As of December 31, 2006, the Group also has commitments in respect of the maintenance contracts in relation to the servers owned by the Group amounting to RMB30,301,000 and RMB16,009,000 by the years ended December 31, 2007 and 2008 respectively.
     Capital commitment
     Capital commitments for purchase of land use right, property and equipment, and game license as of December 31, 2006 were approximately RMB27,361,000.

     Contingencies
     The Group accounts for loss contingencies in accordance with SFAS 5 “Accounting for Loss Contingencies”, and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss in respect of each loss contingency.
a.	PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games, to 50%. In addition, foreigners or foreign invested enterprises are currently not able to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and accordingly Shengqu is considered as a foreign invested enterprise under PRC law. In order to comply with foreign ownership restrictions, the Group operates its online games business in the PRC through Shanda Networking, which is wholly owned by Tianqiao Chen and Danian Chen, both of whom are PRC citizens. Shanda Networking holds the licenses and approvals that are required to operate the online games business and to sell online advertising on Shanda’s web pages and Shengqu owns the substantial majority of the physical assets required to operate the online games business. Shengqu has entered into a series of contractual arrangements with Shanda Networking, Nanjing Shanda and Bianfeng Networking, pursuant to which Shengqu provides Shanda Networking, Nanjing Shanda and Bianfeng Networking with services, software licenses and equipment in exchange for fees, and Shengqu undertakes to provide financial support to Shanda Networking, Nanjing Shanda and Bianfeng Networking to the extent necessary for their operations. In addition, Shengqu has entered into agreements with Shanda Networking and its shareholders that provide it with the substantial ability to control Shanda Networking. In the opinion of management and the Company’s PRC legal counsel, (i) the ownership structure of the Company, Shengqu and Shanda Networking are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with Shanda Networking and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with Shanda Networking were found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with Shanda Networking is remote.

b.	On October 8, 2003, Wemade Entertainment Co., Ltd., (“Wemade”) and Actoz, the developers of the Group’s online game — “The Legend of Mir II”, or Mir II, filed claims against the Group in the Beijing First Intermediate People’s Court (the “Beijing Court”) with respect to the Group’s development and operation of an online game — “Woool”. Wemade and Actoz alleged, among other things, that Woool which was developed by the Group internally copied certain elements of games owned by the developers, thereby infringing upon the copyrights of these games. In addition, Wemade and Actoz alleged that the operation of Woool violates the PRC Anti-Unfair Competition Law. Wemade and Actoz requested that the Beijing Court order the Group to stop operation of Woool and to pay to them legal fees and related costs incurred in connection with this litigation. Wemade and Actoz did not made any claim for damages against the Group.

On February 5, 2007, the Group entered into an agreement with Wemade and Actoz, to fully settle copyright infringement and unfair competition claims brought them in 2003 with respect to Shanda’s development and operation of Woool. Under the terms of the settlement, Wemade and Actoz agree to recognize the Group’s copyright for Woool. In addition, the Group agrees to recognize Wemade and Actoz’s jointly-owned copyright of Mir II, the online game which they license to the Group to exclusively operate in mainland China and Hong Kong.
c.	On April 25, 2006, China Cyber Port Co., Ltd. (“China Cyber Port”) filed a lawsuit against Shanghai Haofang Online Technology Co. Ltd. (“Shanghai Haofang”) in the Shanghai No.1 Intermediate People’s Court (the “Shanghai Court”) with respect to a dispute regarding the alleged copyright infringement of the certain Internet games exclusively distributed by China Cyber Port in the PRC. China Cyber Port has requested that the Shanghai Court order Shanghai Haofang to stop infringing the copyright of the games and to pay China Cyber Port the damage, legal fees and related costs incurred in connection with this litigation. The Shanghai Court accepted the case, and Shanghai Haofang received the Notice of Litigation on, April 27, 2006. On February 2, 2007, Shanghai First Intermediate People’s Court held a hearing on the Haofang case. As of the report date, the case is still pending for the final judgment.

In the opinion of management, it is reasonably possible that the Group could incur a loss with respect to this litigation, whether through reaching a final judgment on the merits or through settlement. However, as of the date of the report, it is not possible to estimate the range of such loss, if any. Accordingly, no provision has been made as of December 31, 2006.
26. SUBSEQUENT EVENTS
     Except as disclosed in Note 25, the Group had the following significant events occurred subsequent to December 31, 2006:

      Beginning January 1, 2007, the functional currency of Shanda Interactive Entertainment Limited (“Shanda Interactive”), the Group's parent company incorporated in the Cayman Islands, was changed from Renminbi to US dollars due to the changes in the economic facts and circumstances of Shanda Interactive, including the implementation of its international game licensing operation. Accordingly, exchange gains and losses from the remeasurement of Shanda Interactive’s assets and liabilities into Renminbi are no longer recorded in the statement of operations instead they are treated as a translation adjustment under the shareholders’ equity.
     On February 2, 2007, the Group entered into an exclusive licence agreement with Wemade Entertainment, Co., Ltd. (“Wemade”), to operate the MMORPG game, Changchun Online in mainland China. The up-front licence fee payable to Wemade in respect of the initial five year term of the agreement was US$20 million. Additional amounts may be payable if certain performance targets are met.
     On February 2, 2007, the Group entered into an agreement with Wemade and Actoz to fully settle the copyright infringement and unfair competition case before the Beijing Court. Under the terms of this settlement, Wemade and Actoz agreed to recognize the Company’s copyright for World of Legends and the Company agreed to recognize Wemade and Actoz’s joint ownership over the copyright of Mir II. In addition, no additional costs would be required to be incurred by any of the three parties and each party would bear its own legal costs in connection with the case.
     On February 2, 2007, Actoz entered into an agreement with Wemade for the sale of its 40% equity interest in Wemade back to Wemade for a total consideration of US$20 million. The resulting net gain recorded by Actoz was approximately US$6.5 million. However, a net loss on disposal of approximately US$0.8 million was recorded by the Group due to the higher carrying value of the Group’s associated investment in Wemade.
     On March 9, 2007, our Board of Directors approved a share repurchase program that took effect on that date. Under the program, the Group is authorized to repurchase up to US$50 million worth of outstanding American Depositary Shares, or ADSs, representing our ordinary shares from time to time over the following 12 month period, depending on market conditions, share price and other factors, subject to the relevant rules under the United States’ securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and may include derivative transactions. The program may be suspended or discontinued at any time. As of March 31, 2007, the Group has repurchased 1,476,550 ordinary shares (which was equal to 738,275 ADSs) from the open market at a cost of approximately US$ 16.0 million (RMB 124.9 million).
     A new taxation law was enacted on March 16, 2007 by the National People’s Congress (China’s top legislature) representing a comprehensive overhaul of the Chinese taxation system effective from 1 January 2008. The key impact of the new taxation law would be a change in the Chinese corporate tax rate to 25%. However, at this point it is unclear as to how tax rates would be increased to 25% over the 5 year implementation period commencing 2009. The Group has made a preliminary assessment in relation to the potential impact on adoption of the new Chinese taxation law taking into account currently available information in relation to the new taxation legislation in China and believes that the impact of adoption of the new Chinese Taxation Law on the Group’s deferred tax balance as of December 31, 2006 would not be significant.
     On April 24, 2007, the Group granted options to certain of our executives and other employees under the 2005 option plan to purchase 655,000 of our ordinary shares. The key terms and conditions of these options are largely similar to those issued in the 2006 year.
     On June 6, 2007, based on a consideration of the evidence presented by the parties, the Shanghai First Intermediate People’s Court dismissed the claim filed by China Cyberport Co., Ltd. against Haofang. China Cyberport Co., Ltd. has since appealed against the ruling handed down. The Group considers the likelihood of China Cyberport Co., Ltd. being able to launch a successful appeal to not be high.
     Subsequent to the end of the 2006 financial year, the Group has disposed of all its remaining shareholding in SINA Corporation (“SINA”) in three separate transactions. On February 8, 2007, the Group sold 4,000,000 shares of SINA in accordance with Rule 144 of the Securities Act 1933, as amended, with net proceeds of approximately US$129.6 million (RMB1.0 billion). On May 11, 2007 and May 15, 2007, the Group sold 1,066,344 and 1,051,934 shares of SINA in the open market, for approximately US$38.1 million (RMB297.5 million) and US$38.4 million (RMB299.9 million), respectively.
     During the period from January 1, 2007 to June 22, 2007, the Group acquired additional Actoz shares from on market transactions. Consequently, the total equity interest in Actoz has been increased to approximately 49.48% as of June 22, 2007.
27. RESTRICTED NET ASSETS
     Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations., Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1,588.6 million, or 65.7% of the Company total consolidated net assets as of December 31, 2006. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company shareholders. See “Financial Statement Schedule I”.

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended December 31
	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
					(Note 3)
Net revenues		—	—	—	—

Cost of services		—	—	—	—

Gross profit		—	—	—	—

Total operating expenses		(37,565,204)	(50,557,257)	(54,831,727)	(7,021,877)

Loss from operations		(37,565,204)	(50,557,257)	(54,831,727)	(7,021,877)

Interest income		11,877,054	9,244,779	3,314,699	424,488
Amortization of convertible debt issuance cost		(3,523,935)	(18,492,523)	(17,490,851)	(2,239,918)
Foreign exchange gain		—	63,337,152	77,935,174	9,980,557
Other income, net		—	—	(2,045,978)	(262,013)
Investment income		40,579,577	596,100	71,469,808	9,152,587

Income before income tax expense and equity in profit of subsidiaries and equity in loss of affiliated companies		11,367,492	4,128,251	78,351,125	10,033,824

Income tax expense		—	—	—	—

Equity in profit of subsidiaries	1	598,115,396	709,579,577	474,357,914	60,747,361
Equity in loss of affiliated companies		—	(548,425,019)	(23,499,161)	(3,009,356)

Net income		609,482,888	165,282,809	529,209,878	67,771,829

Accretion for Series A and Series A-1 Preferred Shares		—	—	—	—
Income attributable to Series A and Series A-1 Preferred Shareholders		(82,478,882)	—	—	—

Net income attributable to ordinary shareholders		527,004,006	165,282,809	529,209,878	67,771,829

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONDENSED BALANC SHEETS

	2005	2006	2006
	RMB	RMB	US$
			(Note 3)
ASSETS

Current assets:
Cash and cash equivalents	59,405,976	443,160,574	56,752,158
Restricted cash	150,778,672	—	—
Marketable securities	1,871,632,968	1,784,683,557	228,550,662
Prepayments and other current assets	2,480,414	25,884,420	3,314,818

Total current assets	2,084,298,030	2,253,728,551	288,617,638

Investment in subsidiaries	1,820,041,365	2,181,687,152	279,391,852
Investment in affiliate companies	328,274,788	329,273,333	42,167,497
Other long-term assets	30,248,354	—	—

Total assets	4,262,862,537	4,764,689,036	610,176,987

LIABILITIES
Current liabilities:
Due to subsidiaries	239,486,587	191,730,333	24,553,425
Acquisition related obligation	148,027,677	—	—
Other payable and accruals	18,184,663	8,171,943	1,046,517
Convertible debt redeemable within one year	—	2,147,392,500	275,000,000

Convertible debt	2,219,305,000	—	—

Total liabilities	2,625,003,927	2,347,294,776	300,599,942

Shareholders’ equity
Ordinary shares (US$0.01 par value, 186,000,000 shares authorized, 141,982,766 issued and outstanding as of December 31, 2005, and 143,208,848 issued and outstanding as of December 31, 2006)	11,751,186	11,848,995	1,517,409

Additional paid-in capital	1,397,092,348	1,468,824,697	188,101,054
Deferred share-based compensation	(3,595,349)	—	—
Accumulated other comprehensive gain	30,181,706	205,081,971	26,263,267
Retained earnings	202,428,719	731,638,597	93,695,314

Total shareholders’ equity	1,637,858,610	2,417,394,260	309,577,044

Total liabilities and shareholders’ equity	4,262,862,537	4,764,689,036	610,176,986

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONDENSED CASH FLOW STATEMENT

	For the years ended December 31
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
				(Note 3)
Net cash provided by (used in) operating activities	3,790,095	(5,561,372)	(7,473,144)	(957,028)

Net cash used in investing activities	(236,896,202)	(2,172,229,862)	5,902,772	755,922

Net cash provided by financing activities	2,329,668,302	17,655,453	392,029,424	50,204,186

Effect of foreign exchange rate changes on cash	—	(4,446,227)	(6,704,454)	(858,588)

Net increase (decrease) in cash	2,096,562,195	(2,164,582,008)	383,754,598	49,144,492

Cash, beginning of year	127,425,789	2,223,987,984	59,405,976	7,607,666

Cash, end of year	2,223,987,984	59,405,976	443,160,574	56,752,158

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I
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
     Operating expenses for the Company for the years ended December 31, 2004, 2005 and 2006 include share-based compensation expense as a result of the options granted to employees in December 2003. Total share-based compensation expense for the years ended December 31, 2004, 2005 and 2006 was approximately RMB28,828,000, RMB13,698,000 and RMB40,017,000, respectively.
2. COMMITMENTS
     The Company has long term obligations arising from the issuance of Zero Coupon Senior Convertible Notes due 2014 in October 2004 (See Note 17 of the notes to the consolidated financial statements). There are no other long-term obligations or significant commitments.

3. FOREIGN CURRENCIES
     The unaudited United States dollar (“US$”) amounts disclosed in the financial statement are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.8087 on December 31, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2006, or at any other certain rate.

ACTOZ SOFT CO., LTD.
BALANCE SHEETS
DECEMBER 31, 2006 and 2005

	Thousands of Korean won
	2006		2005
ASSETS
CURRENT ASSETS :
Cash and cash equivalents(Notes 2 and 3)	~~W~~	642,460	~~W~~	801,378
Short-term financial instruments(Notes 2 and 3)		17,000,000		22,000,000
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~1,296,451 thousand in 2006 and ~~W~~1,584,503 thousand in 2005(Notes 2 and 10)		6,479,382		2,634,880
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~18,924 thousand in 2006 and 18,924 thousand in 2005		299		12,270
Short-term loans, net of allowance for doubtful accounts of ~~W~~118,416 thousand in 2006 and ~~W~~120,416 thousand in 2005(Note 8)		7,650		89,850
Prepayments		135,649		322,791
Prepaid value added taxes		517,468		315,589
Prepaid expenses		1,387,715		2,249,520
Short-term deferred income tax assets(Notes 2 and 15)		348,625		463,276
Accrued income and other current assets		309,938		213,772

Total Current Assets		26,829,186		29,103,326

NON-CURRENT ASSETS :
Marketable securities(Notes 2 and 4)		463,011		713,011
Investment securities(Notes 2 and 5)		12,404,545		12,116,354
Rental deposits		8,106,356		4,914,800
Deferred income tax asset(Notes 2 and 15)		5,954,297		3,505,273
Other investments				975,047

Property and equipment, net(Notes 2, 6 and 9)		709,724		872,841

Intangible assets(Notes 2 and 7)		7,743,636		6,999,713

Total Non-Current Assets		35,381,569		30,097,039

TOTAL ASSETS	~~W~~	62,210,755	~~W~~	59,200,365

(Continued)

ACTOZ SOFT CO., LTD.
BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2006 and 2005

	Thousands of Korean won
	2006		2005
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES :
Accrued expenses(Notes 8 and 10)	~~W~~	6,263,920	~~W~~	3,386,721
Income taxes payable				—
Withholdings		118,670		80,801
Advance receipts		2,074,897		3,376,093

Total Current Liabilities		8,457,487		6,843,615

LONG-TERM LIABILITIES :		—		—

Total Liabilities		8,457,487		6,843,615

COMMITMENTS AND CONTINGENCIES(Note 20)

SHAREHOLDERS’ EQUITY :
Common stock, par value ~~W~~500(Note 11)
Authorized: 50,000,000 shares Issued: 8,914,500 shares		4,457,250		4,457,250
Capital surplus(Note 11):
Paid-in capital in excess of par		19,169,186		19,169,186
Retained earnings(Note 12)
Reserve for business rationalization(Note 12)		170,000		170,000
Reserve for technology development(Note 12)		—		—
Change in retained earnings of valuation(Note 12)		(503,558)		(166,285)
Unappropriated retained earnings		29,301,883		27,648,409
Capital adjustments(Note 13)		1,158,507		1,078,190

Total Shareholders’ Equity		53,753,268		52,356,750

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	~~W~~	62,210,755	~~W~~	59,200,365

See accompanying Notes to Financial Statements.

ACTOZ SOFT CO., LTD.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Thousands of Korean won
	2006		2005
Sales(Noote 8)	~~W~~	29,838,521	~~W~~	29,168,255

Cost of sales(Note 8)		(19,726,866)		(19,843,130)

Gross profit		10,111,655		9,325,125

Selling and administrative expenses(Note 14)		(14,070,837)		(6,816,010)

Operating income		(3,959,182)		2,509,115

Other income(expenses):
Interest income		884,627		817,055
Gain on disposal of investment securities		197,782		360,431
Reversal of allowance for doubtful accounts		12,101		180,393
Reversal of Stock option cost		169,768
Refund of income taxes(Note 15)		—		116,475
Gain on foreign exchange transactions and translation, net		—		62,143
Loss on foreign exchange transactions and translation, net		(99,650)		—
Equity in earnings of investees, net(Note 5)		148,766		—
Equity in losses of investees, net(Note5)		—		(1,683,890)
Gain on disposal of property and equipments		326		—
Loss on disposal of property and equipments		—		(568,332)
Loss on disposal of investments		(2,727)		—
Impairment loss on investments		—		(103,011)
Impairment loss on intangible assets		—		—
Other bad debt		—		(102,411)
Contribution(Note 18)		(64,938)		(30,000)
Other, net		86,228		438,256

		1,332,283		(512,891)

Income before income taxes		(2,626,899)		1,996,224

Extraordinery Gain/Loss(Note 21)		3,792,826		—

Income tax expenses (benefits) (Note 15)		(150,274)		(166,729)

Net income(Note 16)	~~W~~	1,316,201	~~W~~	2,162,953

Net income per share in Korean won(Note 16)	~~W~~	148	~~W~~	243

See accompanying Notes to Financial Statements.

ACTOZ SOFT CO., LTD.
STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Thousands of Korean won
	2006		2005
RETAINED EARNINGS BEFORE APPROPRIATIONS

Unappropriated retained earnings carried over from prior year	~~W~~	27,648,409	~~W~~	25,485,456
Prior period adjustments		—		—
Net income for the year		1,316,201		2,162,953

		28,964,610		27,648,409

TRANSFER OF VOLUNTARY RESERVES
Reserve for technology development(Note 12)		—		—

		28,964,610		27,648,409

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO NEXT YEAR	~~W~~	28,964,610	~~W~~	27,648,409

See accompanying Notes to Financial Statements.

ACTOZ SOFT CO., LTD.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Thousands of Korean won
	2006		2005
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	~~W~~	1,316,201	~~W~~	2,162,953

Addition of expenses not involving cash outflows :
Depreciation		698,612		411,656
Amortization of intangible assets		1,443,067		542,592
Loss on disposal of property and equipment				568,332
Stock compensation		239,745		169,768
Other bad debts				102,411
Loss on disposal of investment		2,727
Loss on Impairment of investment				103,011
Loss on impairment of intangible assets				—
Equity in losses of investees		115,561		2,351,917

		2,499,712		4,249,687

Deduction of revenues not involving cash inflows :
Reversal of allowance for doubtful accounts		(2,000)		(3,400)
Gain on disposal of investment securities		(197,782)		(360,431)
Gain on disposal of Property & Equipments		(326)
Reversal of Stock option cost		(169,768)
Retrun of shorterm insider trading gain		(3,792,826)
Equity in earnings of investees		(264,327)		(668,026)

		(4,427,029)		(1,031,857)

Changes in assets and liabilities resulting from operations:
Decrease(increase) in accounts receivable-trade		(3,844,502)		5,419,839
Decrease(increase) in prepayments		187,142		(98,765)
Decrease(increase) in prepaid value added taxes		(201,879)		181,827
Decrease(increase) in accrued income and other current assets		(96,166)		(122,164)
Decrease in prepaid income taxes		—		—
Decrease(increase) in prepaid expenses		861,804		(2,246,375)
Decrease(increase) in deferred income tax asset		(2,334,373)		(6,357,354)
Increase in withholdings		37,869		9,572
Increase(decrease) in accrued expenses		2,877,199		(3,371,935)
Increase in income taxes payable		—		(182,442)
Increase(decrease) in advance receipts		(1,301,195)		3,347,809
Decrease in deferred income tax liability		—		2,438,755

		(3,814,101)		(981,233)

Net cash provided by(used in) operating activities	(~~W~~	4,425,217)	~~W~~	4,399,550

(Continued)

ACTOZ SOFT CO., LTD.
STATEMENTS OF CASH FLOWS(CONTINUED)
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Thousands of Korean won
	2006		2005
CASH FLOWS FROM INVESTING ACTIVITIES
Cash inflows from investing activities :
Decrease in short-term financial instruments	~~W~~	58,500,000	~~W~~	69,500,000
Decrease in short-term loans		134,200		608,000
Decrease in accounts receivable-other		154,447		4,830,604
Disposal of marketable securities		250,000		150,000
Disposal of equity method valued investment securities		—		—
Disposal of other investment		452,273		—
Return of Foreign advance payments		520,500		—
Dividend income from equity method valuation of investment securities		68,245		2,000,000
Retrun of shorterm insider trading gain		3,792,826		—
Decrease in rental deposits		—		2,100,550
Disposal of property and equipment		409		4,210,737

		63,872,900		83,399,891

Cash outflows from investing activities :
Acquisition of short-term financial instruments		53,500,000		75,000,000
Acquisition of marketable securities		—		610,000
Increase in short-term loans		50,000		110,336
Increase in accounts receivable-other		142,477		2,275,723
Acquisition of equity method valued investment securities		—		—
Increase in other investment		—		975,500
Increase in rental deposits		3,191,556		4,932,300
Acquisition of property and equipment		535,578		687,693
Disbursement of development cost		—		2,818,477
Acquisition of other intangible assets		2,186,990		398,482

		59,606,601		87,808,511

Net cash used in investing activities		4,266,299		(4,408,620)

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities :
Increase in short-term borrowings		—		—

		—		—

Cash outflows from financing activities :
Repayment of short-term borrowings		—		—

		—		—

Net cash used in financing activities		—		—

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS		(158,918)		(9,070)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		801,378		810,448

CASH AND CASH EQUIVALENTS AT END OF YEAR	~~W~~	642,460	~~W~~	801,378

See accompanying Notes to Financial Statements.

ACTOZ SOFT CO., LTD.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
1.	General

Actoz Soft Co., Ltd. (the “Company”) was incorporated on October 29, 1996 under the laws of the Republic of Korea. The Company is engaged in developing and distributing online game software products. The Company is registered as a venture business at the Korean Small and Medium Enterprise Service in accordance with the special law for the promotion of venture businesses. The Company’s capital stock as of December 31, 2006 amounts to ~~W~~4,457,250 thousand. The Company’s shares were listed on the Korea Securities Dealers Automated Quotation (KOSDAQ) market since August 14, 2001.

2.	Summary of Significant Accounting Policies
a.	Basis of Presentation of Financial Statements

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 15 through 17 became applicable to the Company on January 1, 2005, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2005.

And as SKFAS Nos. 18 through 20 became effective for the Company on January 1, 2006, the Company adopted these Standards in its financial statements for the year ended December 31, 2006.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The accounts of Online-works Co., Ltd., a wholly owned subsidiary, were not consolidated into the accounts of the Company as allowed under the financial accounting standards generally accepted in the Republic of Korea Financial. The investment in the subsidiary was accounted under the equity method (see note 5)

b.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and highly liquid temporary cash investments with original maturities of three months or less.

c.	Financial Instruments

Investments which are readily convertible into cash within four to 12 months of purchase are classified in the balance sheet as short-term financial instruments. Long-term financial instruments are financial instruments not classified as short-term financial instruments.

d.	Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the estimated recoverable amount of the individual receivables

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

Differences between the purchase cost and the Company’s proportionate equity in net asset value of the investee are amortized over five years using the straight-line method. Unrealized profits arising from sales by the Company to equity-method investees are eliminated. The Company’s proportionate unrealized profits arising from sales by equity-method investees to the Company or transactions between equity-method investees are also eliminated.

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included under the capital adjustment account, a component of shareholders’ equity

g.	Property and Equipment

Property and equipment are stated at acquisition cost. Routine maintenance and repairs are charged to expense as incurred. Expenditures, which enhance the value or extend the useful life of the related assets, are capitalized.

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

Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carryforwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable. Deferred income tax assets and liabilities are classified into current and non-current portions, and are presented in their net amounts.

j.	Accrued Severance Benefits

In accordance with the Company’s policy, Employees with at least one year of service are entitled to receive severance benefits. The Company pays out accrued severance benefits to its employees annually.

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

n.	Earnings Per Share

Basic earnings per share is calculated by dividing net income allocated to common stock by the weighted-average number of shares of common stock outstanding during each period.

o	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

p.	Contingent Liabilities

Contingent losses are recorded in liabilities if it is probable and the loss amount can be reasonably estimated.

q.	Reclassification of Certain Accounts

Certain amounts in the financial statements as of and for the year ended December 31, 2005, have been reclassified to conform to the December 31, 2006 financial statement presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.

3. Cash and Cash Equivalents and Short-term Financial Instruments
Details of cash and cash equivalents and short-term financial instruments as of December 31, 2006 and 2005 are as follows:

	Thousands of Korean won
	Annual interest
	rate(%)	2006		2005
<Cash and cash equivalents >
Cash	—	~~W~~	1,000	~~W~~	1,000
Ordinary deposit	0.1		43,837		86,862
Cash Management Account(“CMA”)	3.85		597,623		713,516

Total		~~W~~	642,460	~~W~~	801,378

<Short-term financial instruments>
Time deposits	4.1 ~ 5.0	~~W~~	17,000,000	~~W~~	22,000,000

Total		~~W~~	17,000,000	~~W~~	22,000,000

4. Marketable Securities
Marketable securities of the Company at December 31, 2006 and 2005 are classified as available-for-sale securities according to its purpose of acquisition and intent of holding and consist of the following :
<2006>

				Thousands of Korean won
	Percentage of	Acquisition		Fair value or		Book
Investee	ownership	cost		net asset value		value
<Equity securities>
Joyspell Co., Ltd.	3.67%	~~W~~	206,023	~~W~~	44,194	~~W~~	103,011

<Debt securities>
Online-works Co., Ltd. -convertible debenture(1st series non-guaranteed privately placed)	—		200,000		200,000		200,000

Online-works Co., Ltd.- convertible debenture(2st series non-guaranteed privately placed)	—		160,000		160,000		160,000

Total		~~W~~	566,023	~~W~~	404,194	~~W~~	463,011

The company recognized an impairment loss amounting to ~~W~~103,011 thousand on marketable securities relating to Joyspell due to the decrease of the net asset of Joyspell. No further impairment was recognized in 2006 based on the analysis as of December 31, 2006.

<2005>

				Thousands of Korean won
	Percentage of	Acquisition		Fair value or		Book
Investee	ownership	cost		net asset value		value
<Equity securities>
Joyspell Co., Ltd.	5.08%	~~W~~	206,023	~~W~~	49,252	~~W~~	103,011
<Debt securities>

Online-works Co., Ltd. -convertible debenture(1st series non-guaranteed privately placed)	—		350,000		350,000		350,000

Online-works Co., Ltd.- convertible debenture(2st series non-guaranteed privately placed)	—		260,000		260,000		260,000

Total		~~W~~	816,023	~~W~~	659,252	~~W~~	713,011

5. Investment Securities
Investment securities stated by the equity method of accounting at December 31, 2006 and 2005 are as follows:
(1) Detail of investment securities

		Percentage	Thousands of Korean won
	No. of	of	Acquisition		Net asset		Book value
Investee	shares	ownership	cost		value		2006		2005
Wemade Entertainment Co., Ltd.	56,000	40.0%	~~W~~	280,000	~~W~~	10,858,722	~~W~~	10,858,722	~~W~~	10,697,586

Anipark Co., Ltd.	900,000	15.65%		563,850		925,674		925,673		896,028

Onlineworks Co., Ltd.	60,000	100.0%		300,000		495,295		497,013		522,740
Beijing Oriental Interactive Science and Technology Development Co., Ltd.	—	44.31%		2,201,150		123,137		123,137		—

Total			~~W~~	3,345,000	~~W~~	12,402,828	~~W~~	12,404,545	~~W~~	12,116,354

(2) Detail of valuation by the equity method
<2006>

	Thousands of Korean won
					Capital		Retained		Other
	Beginning		Earnings		adjustments		earnings of		increase		Balance at end
Investee	balance		(loss) P/L		of valuation		valuation		(decrease)		of 2006
Wemade Entertainment Co., Ltd.	~~W~~	10,697,586	~~W~~	234,682	(~~W~~	5,301)	~~W~~	—	(~~W~~	68,245)	~~W~~	10,858,722

Anipark Co., Ltd.		896,028		29,645		—		—		—		925,673

Onlineworks Co., Ltd.		522,740		(25,727)		—		—		—		497,013
Beijing Oriental Interactive Science and Technology Development Co., Ltd.		—		(90,286)		15,640		—		197,783		123,137

Total	~~W~~	12,116,354	~~W~~	148,314	~~W~~	10,339	~~W~~	—	~~W~~	129,538	~~W~~	12,404,545

For Wemade entertainment Co., Ltd., other decrease was a result of dividends receipts.
For Beijing Oriental Interactive Science and Technology Development Co., Ltd., other increase was recorded as a gain on disposal of investment securities for the change in the equity interest arising from the capital increases.
For Beijing Oriental Interactive Science and Technology Development Co., Ltd., ~~W~~453 thousand of a valuation loss was recorded as allowance for doubtful accounts.
<2005>

	Thousands of Korean won
					Capital		Retained		Other
	Beginning		Earnings		adjustments of		earnings of		increase		Balance at end
Investee	balance		(loss) P/L		valuation		valuation		(decrease)		of 2005
Wemade Entertainment Co., Ltd.	~~W~~	12,043,171	~~W~~	668,026	(~~W~~	13,611)	~~W~~	—	(~~W~~	2,000,000)	~~W~~	10,697,586

Anipark Co., Ltd.		989,244		(460,298)		22,675		(16,024)	360,431			896,028

Onlineworks Co., Ltd.		1,437,841		(783,609)		18,769		(150,261)	—			522,740
Beijing Oriental Interactive Science and Technology Development Co., Ltd.		1,107,401		(1,108,009)		156		—	452			—

Total	~~W~~	15,577,657	~~W~~	(1,683,890)	~~W~~	27,989	~~W~~	(166,285)	~~W~~	(1,639,117)	~~W~~	12,116,354

6. Property and Equipment
Property and equipment as of December 31, 2006 and 2005 are as follows:

	Thousands of Korean won
	2006		2005
Land	~~W~~	—	~~W~~	—
Machinery		2,636,353		2,365,713
Furniture and fixture		1,159,997		1,301,143
Vehicles		31,349		31,349

Total acquisition cost		3,827,699		3,698,205
Less accumulated depreciation		(3,117,975)		(2,825,364)

Property and equipment, net	~~W~~	709,724	~~W~~	872,841

7. Intangible Assets
Details of development cost and other intangible assets for the years ended December 31, 2006 and 2005 are as follows:
<2006>

	Thousands of Korean won
	Development		Industrial
Description	cost		property right		Others		Total
Beginning balance	~~W~~	6,408,233	~~W~~	12,602	~~W~~	578,878	~~W~~	6,999,713
Increase in the year		1,938,349		5,642		242,999		2,186,990
Amortization		(1,212,956)		(4,013)		(226,098)		(1,443,067)

Ending balance	~~W~~	7,133,626	~~W~~	14,231	~~W~~	595,779	~~W~~	7,743,636

<2005>

	Thousands of Korean won
	Development		Industrial
Description	cost		property right		Others		Total
Beginning balance	~~W~~	3,929,807	~~W~~	5,275	~~W~~	390,263	~~W~~	4,325,345
Increase in the year		2,818,478		10,232		388,249		3,216,959
Amortization		(340,052)		(2,905)		(199,634)		(542,591)

Ending balance	~~W~~	6,408,233	~~W~~	12,602	~~W~~	578,878	~~W~~	6,999,713

8. Transactions with Related Parties
Major transactions and account balances with related parties as of and for the years ended December 31, 2006 and 2005 are as follows:
<2006>

	Thousands of Korean won
							Commission		Related		Related
Company	Sales		Investment		Outsourcing		paid		receivables		payables
Wemade Entertainment Co., Ltd.	~~W~~	927,458	~~W~~	—	~~W~~	17,995,844	~~W~~	—		206,053	~~W~~	5,702,923

Anipark Co., Ltd.				—		397,008		—				406,879

Shanda Interactive Entertainment Ltd.		26,260,031		—		—		—		5,812,681		—

Total	~~W~~	27,187,489	~~W~~	—	~~W~~	18,392,852	~~W~~	—	~~W~~	6,018,734	~~W~~	6,109,802

<2005>

	Thousands of Korean won
							Commission		Related		Related
Company	Sales		Investment		Outsourcing		paid		receivables		payables
Wemade Entertainment Co., Ltd.	~~W~~	481,070	~~W~~	—	~~W~~	18,272,535	~~W~~	—	~~W~~	397,327	~~W~~	2,746,291

Anipark Co., Ltd.		77,500		—		1,017,173		—				496,365

Shanda Interactive Entertainment Ltd.		22,386,381		—		—		—		1,729,671		—

Beijing Oriental Interactive Science and Technology Development Co., Ltd.		—		520,500		—		—		520,500		—

Total	~~W~~	22,944,951	~~W~~	520,500	~~W~~	19,289,708	~~W~~	—	~~W~~	2,647,498	~~W~~	3,242,656

Short-term housing loan to shareholders, officers and employees at December 31, 2006 and 2005 amounted to ~~W~~126,066 thousand and ~~W~~210,266 thousand, respectively, and the related interest income recognized in 2006 and 2005 amounted to ~~W~~5,972 thousand and 14,089 thousand, respectively.
There is no collateral or guarantee provided by the Company or received from the related parties as of December 31, 2006.

9. Insurance
As of December 31, 2006 the Company has fire insurance for its machinery with LIG Fire Insurance Co., Ltd. with the coverage amount totaling ~~W~~2,338,027 thousand.
In addition, the Company’s vehicles are insured for comprehensive coverage.
10. Assets and Liabilities Denominated in Foreign Currencies
Details of assets and liabilities denominated in foreign currencies as of December 31, 2006 and 2005 are as follows:

	(In U.S. dollars, JPY, EUR, GBP and thousands of Korean won)
	Foreign currency				Korean won equivalent
Account	2006		2005		2006		2005
Assets:
Accounts receivable	USD	7,958,500.09	USD	3,804,690	~~W~~	7,601,823	~~W~~	3,854,151
	JPY	6,150.00	JPY	—		48		—
	EUR	12,673.52	EUR	16,317		15,490		19,583
	GBP		GBP	3,720		—		6,492

					~~W~~	7,617,361	~~W~~	3,880,226

Liabilities:
Accrued expenses	USD	6,527,381.91	USD	1,586,613	~~W~~	6,068,057	~~W~~	1,607,239
	EUR	13,765.66	EUR	11,422		16,825		13,708
	JPY	2,706.00	JPY	—		21		—

					~~W~~	6,084,903	~~W~~	1,620,947

11. Capital Stock
Capital stock of the Company as of December 31, 2006 and 2005 is as follows;

	2006		2005
Number of shares authorized		50,000,000		50,000,000
Number of shares issued:
Common stock		8,914,500		8,914,500
Par value	~~W~~	500	~~W~~	500
There was no change in capital stock or capital surplus in 2006.

12. Retained Earnings
(1) Reserve for business rationalization
Pursuant to the Regulation of Tax Reduction and Exemption Act (RTREA), the Company is required to appropriate, as a reserve for business rationalization, an amount equal to the tax reduction arising under the RTREA. This reserve is not available for dividends, but may be transferred to common stock, or may be used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
(2) Other reserve
Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for technology development. This reserve is not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
13. Capital Adjustments
(1) Treasury stock
In 2003, the Company purchased its own stock consisting of 480 shares of common stock in relation to increasing its capital. The Company intends to sell the treasury stock in the future.
(2) Stock options
The Company granted stock options to its representative director as follows.

Grantee	Exercise period	Number of shares	Exercise price
Director	Within 7 years from grant date
	(the vesting period : 2 years)	140,000	9,100Won

Employees	Within 7 years from grant date
	(the vesting period : 2 years)	127,420	8,300Won
The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest. The expense for 2006 amounted to ~~W~~ 239,745 thousand.

14. Selling and Administrative Expenses
Selling and administrative expenses in 2006 and 2005 consist of the following:

	Thousands of Korean won
	2006		2005
Salaries and wages	~~W~~	2,996,657	~~W~~	1,787,499
Severance benefits		208,393		141,387
Stock compensation		239,745		169,768
Employee benefits		436,249		208,430
Travel		183,470		62,474
Entertainment		166,143		73,490
Communications		29,789		13,709
Utilities		12,621		27,731
Taxes and dues		138,877		59,991
Depreciation		211,248		159,094
Rent		50,462		111,042
Repairs		11,964		5,612
Vehicles		19,542		8,419
Books and printing		7,115		6,345
Supplies		29,402		13,070
Education and training		88,047		24,149
Bad debt		12,115		1,057,467
Commissions		966,470		1,347,665
Advertising		2,829,857		727,192
Insurance		79,276		43,094
Amortization		1,443,067		542,592
Ordinary R&D		3,598,515		204,241
Others		311,813		21,549

Total	~~W~~	14,070,837	~~W~~	6,816,010

15. Income Taxes
(1)	Components of income tax expense(benefit) for the year ended December 31, 2006 are as follows;

	Thousands of Korean won
Description	Amount
Current	~~W~~	2,184,099
Deferred:
Change in cumulative temporary differences		296,292
Change in tax credit carryforwards		(2,630,665)

Income tax expense(benefit)	~~W~~	(150,274)

(2)	Reconciliations of accounting income and taxable income for the year ended December 31, 2006 are as follows;

	Thousands of Korean won
	Temporary differences		Permanent differences
Additions:
Accrued income recorded in prior year	~~W~~	96,845
Allowance for doubtful accounts		1,353,584
Investment securities		184,258
Entertainment expense in excess of limit			~~W~~	135,196
Stock compensation				239,745
Taxes & dues				52,750
Contribution				64,938
Capital adjustments relating to equity method				10,339

Total	~~W~~	1,634,687	~~W~~	502,968

Deductions:
Accrued income in current year	~~W~~	194,810
Allowance for doubtful accounts		1,672,533
Investment securities		472,449
Development cost		372,322
Dividend income			~~W~~	20,473
Refund of income taxes				169,768
Income tax expense				150,274

Total	~~W~~	2,712,114	~~W~~	340,515

(3)	Changes in temporary differences during the year ended December 31, 2006 and deferred tax assets as of December 31, 2006 are as follows;

	Thousands of Korean won
	January 1,			December 31,
Description	2006	Decrease	Increase	2006
Allowance for doubtful accounts	1,672,533	1,672,533	1,353,584		1,353,584
Bad debt	108,954				108,954
Development cost	988,248	372,322			615,926
Available-for-sale securities	303,011				303,011
Accrued income	(96,845)	(96,845)	(194,810)		(194,810)
Investment securities	(8,771,354)	(184,258)	(472,449)		(9,059,545)

Sub-total	(5,795,453)	1,763,752	686,325		(6,872,880)

Deferred taxes from tax credit carry-forwards					8,192,964

Tax effect of temporary differences:					(1,890,042)

Short-term deferred income taxes					348,625

Deferred income taxes				~~W~~	5,954,297

The future income tax rate of 27.5% has been used in computing deferred income taxes.
The beginning balances are based on the previous year’s amendment tax return and the difference in amount between the tax return and audited financial report of the previous year was recorded as income tax refunds in current year.
16. Income Per Share
Net income per share amounts for the years ended December 31, 2006 and 2005 are as follows:
(1) Basic income per share

	Korean won(in thousands except for income per share)
	2006		2005
Net income	~~W~~	1,316,201	~~W~~	2,162,953
Extraordinary gains		3,792,826		—
Extraordinary losses		—		—
Income taxes relating to extraordinary items		1,043,027		—

Ordinary income(loss)		(1,433,598)		2,162,953
Weighted average number of shares outstanding		8,914,020		8,914,020

Basic ordinary income(loss) per share in Korean won	~~W~~	(161)	~~W~~	243

Basic earnings per share in Korean won	~~W~~	148	~~W~~	243

As there are no diluted securities outstanding as of December 31, 2006, diluted earnings per shares is identical to basic earnings per share and diluted ordinary income per share to the basic ordinary income per share.
     (2) Weighted average number of shares outstanding
          <2006>

	Numbers		Weighted number
	of shares	Days	of shares
Beginning balance	8,914,500
Treasury stock	(480)

Total	8,914,020	365	3,253,617,300
			÷365

Weighted average number of shares			8,914,020

          <2005>

	Numbers		Weighted number
	of shares	Days	of shares
Beginning balance	8,914,500
Treasury stock	(480)

Total	8,914,020	365	3,253,617,300
			÷365

Weighted average number of shares			8,914,020

17. Value Added Information
Details of value added information for the years ended December 31, 2006 and 2005 are as follows:
<2006>

			Thousands of Korean won
			Selling and		Development cost
			administrative		and its impairment
	Cost of sales		expense		loss		Total
Salaries	~~W~~	796,542	~~W~~	5,195,539	~~W~~	1,288,809	~~W~~	7,280,890
Provision for retirement and severance benefits		83,234		469,564		92,994		645,792
Employee benefits		86,182		695,370		147,779		929,331
Rent		25,607		124,021		42,860		192,488
Depreciation		91,759		462,534		144,318		698,611
Taxes and dues				138,877				138,877

Total	~~W~~	1,083,324	~~W~~	7,085,905	~~W~~	1,716,760	~~W~~	9.885,989

     <2005>

			Thousands of Korean won
			Selling and		Development cost
			administrative		and its impairment
	Cost of sales		expense		loss		Total
Salaries	~~W~~	355,930	~~W~~	1,787,499	~~W~~	1,762,769	~~W~~	3,906,198
Provision for retirement and severance benefits		24,304		141,387		108,002		273,693
Employee benefits		33,840		208,430		189,203		431,473
Rent		20,618		111,042		116,599		248,259
Depreciation		36,916		179,478		195,262		411.656
Taxes and dues		—		59,991		—		59,991

Total	~~W~~	471,608	~~W~~	2,487,827	~~W~~	2,371,835	~~W~~	5,331,270

18. Employees’ Benefits and Contribution to Society
The Company provides various employee benefits such as a national pension, a medical insurance, workmen’s accident compensation and a paid vacation. The Company paid ~~W~~929,332 thousand for such employee benefits in 2006.
The Company contributed ~~W~~64,938 thousand to the Korea Game Industry Association in 2006.
19. Supplementary Cash Flow Information
Major transactions not involving the inflow or outflow of cash for the years ended December 31, 2006 and 2005 are as follows:

	Thousands of Korean won
Description	2006	2005
Transfer of marketable securities into intangible assets	—	150,000
20. Commitments and Contingencies
     At February 12, 2007, the Company disposed Share of Wemade (56,000 shares) to Wemade with USD 20,000,000.00.

21. Extraordinary gain
In 2006, the former CEO sold his stocks in Actoz within six months after his purchase which violated the Korean Securities Regulations. The Company took legal action to collect the former CEO’s illegal transaction gain of KRW 4,450 million. As a result, the Company received KRW 3,793 million from the former CEO as the juridical decision was in favor of the Company. The gain was recorded as extra ordinary gain in the statements of income.
22. Interim Period Information
Interim financial information of the Company for the final(4th) quarter of 2006 and 2005 are summarized as follows:

	Korean won(in thousands
	except for income per share)
	2006		2005
Sales	~~W~~	9,610,305	~~W~~	3,319,088
Gross profit(loss)		3,340,453		1,180,014
Operating income(loss)		259,194		(1,154,896)
Quarterly net income(loss)		620,483		(2,200,312)
Quarterly net income(loss) per share in Korean won	~~W~~	70	(~~W~~	247)
23. Economic Environment
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
24. Reconciliation to United States Generally Accepted Accounting Principles
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
The effects of the significant adjustments to net income and stockholders’ equity which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows:

	Thousands of Korean won
Description	2006	2005

Net income in accordance with Korean GAAP	1,316,201	2,162,953
Adjustments:
Depreciation(1)	11,580	(243,554)
Stock option(2)	(20,212)	79,036
Intangible assets(3)	(725,393)	(2,473,467)
Revenue(4)	(728,856)	1,380,154
U.S. GAAP adjustments of equity method affiliates(5)	(565,703)	2,789,911
U.S. GAAP adjustments of consolidated subsidiaries(6)	359,681	41,343
Deferred tax effects of U.S. GAAP adjustments(7)	529,265	345,904

	(1,139,638)	1,919,327

Net income as adjusted in accordance with U.S. GAAP	176,563	4,082,280

	Thousands of Korean won
Description	2006	2005

Stockholders’ equity in accordance with Korean GAAP	53,753,268	52,356,750
Adjustments:
Depreciation(1)	340,199	328,619
Stock option(2)	—	(90,732)
Intangible assets(3)	(7,133,626)	(6,408,233)
Revenue(4)	(2,330,260)	(1,601,401)
U.S. GAAP adjustments of equity method affiliates(5)	(1,500,640)	(934,937)
U.S. GAAP adjustments of consolidated subsidiaries(6)	(363,596)	(723,277)
Deferred tax effects of U.S. GAAP adjustments(7)	2,666,495	2,137,230

	(8,321,428)	(7,292,731)

Stockholders’ equity as adjusted in accordance with U.S. GAAP	45,431,840	45,064,019

(1) The Company depreciates its property and equipment using the declining balance method over their respective useful lives. To conform to Shanda’s accounting policy, the Company restated the depreciation expenses using straight-line method.
(2) Under Korean GAAP & US GAAP, The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes stock compensation expense over the period in which the options are vested. Generally there are no differences between Korean GAAP and US GAAP in stock option accounting. However, some assumptions, such as expected exercise period and Volatility of the stock, are differently applied, when measuring the fair value of stock option.
(3) Under Korean GAAP, the Company capitalizes development costs resulting from developing new game products in which the elements of costs satisfy the certain conditions required and future economic benefits are clearly expected, and amortizes it over a five year period beginning in the year the related products are first saleable or usable. Under US GAAP, The Company accounts for costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No.86”), which requires that costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Accordingly, all costs incurred to establish the technological feasibility of the games are expensed and the recorded amortization expenses under K GAAP are reversed.
(4) Under Korean GAAP, the Company recognizes the upfront fee as revenue for games licensed to third parties upon receipt from its licensees when licensed agreement is entered into. Under US GAAP, in accordance with SAB 101, upfront fee received form licensed games are recorded as deferred revenue and evenly credited as revenue over the licensed period.
(5) The difference is resulted from the adjustment of development cost incurred as stated in (3) above by one of the Company’s affiliates. The development costs were expensed off and the related amortization expenses under Korean GAAP were reversed, which resulted in negative effect on net income for the affiliate.
(6) The difference is mainly resulted from the additional U.S. GAAP adjustments for the consolidation of Online-works Co. Ltd.. Additional U.S. GAAP adjustments such as bad debt adjustment and the expensed-off development costs as stated in (3) are included in this reconciliation item.

(7) In general, accounting for deferred income taxes is substantially the same between Korean GAAP and U.S. GAAP. The Company is also required to recognize the additional deferred tax effects that result from differences between the reported Korean GAAP and U.S. GAAP amounts.
25. Subsequent Events
     On February 2, 2007, the Company entered into an agreement with Wemade for the sale of its 40% equity interest in Wemade back to Wemade for a total consideration of US$20 million. The resulting net gain recorded by the Company was approximately US$6.5 million.
     On February 2, 2007, the Company entered into an agreement with Wemade and Shanda to fully settle the copyright infringement and unfair competition case before the Beijing Court. Under the terms of this settlement, Wemade and the Company agreed to recognize Shanda’s copyright for World of Legends and Shanda agreed to recognize Wemade and the Company’s joint ownership over the copyright of Mir II. In addition, no additional costs would be required to be incurred by any of the three parties and each party would bear its own legal costs in connection with the case.