Form 20-F
period 2007-12-31
SHANDA INTERACTIVE ENTERTAINMENT LTD
filed 2008-06-27
CIK 1278308

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________.

Commission file number: 000-50705

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
 No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203, People’s Republic of China
 (Address of principal executive offices)
Grace Wu
Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203, People’s Republic of China
Telephone: (86-21) 5050-4740
Fax: (86-21) 5080-5132
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 144,741,544 ordinary shares, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes    ☐   No

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
☑  Large accelerated filer    ☐  Accelerated filer      ☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
☑ U.S. GAAP                ☐ International Financial Reporting Standards as issued by the International Accounting Standard Boards                      ☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17     ☐  Item 18

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

•	in certain instances, Shanda Networking, Nanjing Shanda, and Hangzhou Bianfeng are referred to collectively as “our PRC operating companies”;

•	in certain instances, Shengqu Information Technology (Shanghai) Co., Ltd., or Shengqu, and Shanda Computer Co., Ltd., or Shanda Computer, are referred to collectively as “our PRC subsidiaries”;

•	in certain instances, our PRC operating companies and PRC subsidiaries are referred to collectively as “our PRC companies”;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars” and “US$” are to the legal currency of the United States.

This form contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2007 which was RMB7.2946 to US$1.00. We make no representation that the Renminbi amounts referred to in this form could have been or could be converted into U.S. dollars at any particular rate or at all. On June 26, 2008, the noon buying rate was RMB6.8630 to US$1.00.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the five years ended December 31, 2007 and the consolidated balance sheet data as of December 31, 2003, 2004, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. The report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company on our consolidated financial statements as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of operations data for the years ended December 31, 2003 and 2004 and our consolidated balance sheets as of December 31, 2003, 2004, and 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
	2003	2004(4)	2005	2006	2007
		(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$(1)
Consolidated Statements of Operations and Comprehensive Income Data
Net revenues:
Online game net revenues:
MMORPGs	580,315	994,664	1,255,341	1,240,096	2,040,938	279,787
Casual	8,313	214,513	402,968	302,800	329,655	45,192
Other revenues	11,352	89,548	238,302	111,564	96,672	13,253
Total net revenues	599,980	1,298,725	1,896,611	1,654,460	2,467,265	338,232
Cost of revenue	(233,701)	(471,184)	(614,427)	(689,805)	(807,102)	(110,644)
Gross profit	366,279	827,541	1,282,184	964,655	1,660,163	227,588
Operating expenses	(153,106)	(316,579)	(660,285)	(587,023)	(658,199)	(90,231)
Income from operations	213,173	510,962	621,899	377,632	1,001,964	137,357
Interest income and investment income	13,531	63,171	23,127	97,104	535,622	73,427
Amortization of convertible debt issuance cost	—	(3,524)	(18,492)	(17,490)	(13,131)	(1,800)
Other income (expense), net	61,152	83,656	174,903	133,913	28,041	3,844
Income before income tax expenses, equity in loss of affiliated companies, minority interests	287,856	654,265	801,437	591,159	1,552,496	212,828
Income tax expenses	(18,647)	(38,941)	(96,711)	(36,489)	(133,836)	(18,347)
Equity in loss of affiliated companies.	—	(4,180)	(544,268)	(26,227)	(15,503)	(2,125)
Minority interests	3,641	(1,661)	4,825	767	(7,015)	(962)
Net income	272,850	609,483	165,283	529,210	1,396,142	191,394

	For the year ended December 31,
	2003	2004(4)	2005	2006	2007
		(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$(1)
Earnings per Share Data:
Accretion for preferred shares	(24,963)	—	—	—	—	—
Income attributable to preferred shareholders	(48,358)	(82,479)	—	—	—	—
Income attributable to ordinary shareholders	199,529	527,004	165,283	529,210	1,396,142	191,394
Earnings per share, basic	2.14	4.32	1.17	3.71	9.74	1.34
Earnings per share, diluted	2.07	4.05	1.13	3.66	9.54	1.31
Earnings per ADS, basic(2)	4.28	8.64	2.34	7.42	19.48	2.68
Earnings per ADS, diluted(2)	4.14	8.10	2.26	7.32	19.08	2.62

	As of December 31,
	2003	2004(4)	2005	2006	2007
		(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$(1)
Consolidated Balance Sheets Data:
Cash and cash equivalents	598,922	3,123,971	949,622	1,291,901	1,985,302	272,161
Working capital(3)	459,445	3,200,918	2,742,420	956,672	2,133,422	292,466
Total assets	928,978	4,291,164	4,470,453	5,145,117	4,762,732	652,912
Total liabilities	303,661	2,774,386	2,829,205	2,724,813	923,017	126,534
Minority interests	2,716	6,879	3,389	2,910	216,298	29,652
Total shareholders’ equity	622,601	1,509,899	1,637,859	2,417,394	3,623,417	496,726

(1)
Translations of RMB amounts into U.S. dollars were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007.

(2)	Each ADS represents two ordinary shares.

(3)	Working capital represents total current assets less total current liabilities.

(4)	Certain reclassifications have been made to the consolidated financial statements of the year ended December 31, 2006 to conform to the current year presentation.

EXCHANGE RATE INFORMATION

The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.  These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period End
2003	8.2770	8.2800	8.2272	8.2769
2004	8.2770	8.2773	8.2765	8.2765
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8087
2007	7.5806	7.8127	7.2946	7.2946

	Renminbi per U.S. Dollar Noon Buying Rate
	High	Low
December 2007	7.4120	7.2946
January 2008	7.2946	7.1818
February 2008	7.1973	7.1100
March 2008	7.1110	7.0105
April 2008	7.0185	6.9840
May 2008	7.0000	6.9377
June 2008 (through June 26)	6.9633	6.8630
____________
(1)	Annual averages are calculated using month-end rates.

Source: Federal Reserve Bank of New York

On June 26, 2008, the noon buying rate was RMB6.8630 to US$1.00.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.	RISK FACTORS

Risks Relating to our Business

If we are unable to consistently develop, acquire, co-develop, or license additional successful online games, our business, financial condition and results of operations may be materially and adversely affected.

In order to maintain our long-term profitability and operational success, we must continue to develop, acquire, co-develop or license new online games that are attractive to our users to replace our existing online games as they reach the end of their commercial lifespan.

Our ability to internally develop successful online games will depend on our ability to anticipate changing consumer tastes and preferences, to adopt new technologies, to attract, retain and motivate talented online game developers and to effectively execute online game development plans. In-house online game development requires a substantial initial investment prior to commercial launch of a game as well as a significant commitment of future resources to produce upgrades and expansion packs.

We have acquired several online game development and operating companies to expand our online game portfolio. For example, in June 2007, we acquired Chengdu Aurora Technology Development Co., Ltd, or Aurora, a leading developer and operator of massively multiplayer online role-playing games, or MMORPGs, including Fengyun Online, which is a 3D MMORPG. However, our ability to expand our online game offering through future acquisitions will depend on the availability of suitable acquisition targets at reasonable terms, our ability to compete effectively to attract these targets, the availability of financing to complete larger acquisitions, and our ability to obtain any required governmental approvals. Future acquisitions could also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses. Such transactions and the subsequent integration processes would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered with respect to the acquisition or in the process of integration could have an adverse effect on our ability to manage our business.

Co-development with key players in the game industry form part of our strategy to expanding our online game portfolio. For example, in July 2007, we entered into a co-development agreement with THQ Inc. in respect to Company of Heroes Online.  However, our ability to grow our online game portfolio through co-development will depend on the availability of suitable game titles and co-development partners at reasonable terms, our ability to compete effectively to attract these partners, and our ability to complete the co-development on planned schedules.

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

We cannot be certain that the games we license from third parties, acquire through investment, co-develop with a third party or internally develop will be attractive to users, will be viewed by the regulatory authorities as complying with content restrictions, will be launched as scheduled or will be able to compete with games operated by our competitors. Furthermore, we may be unable to fully recover the costs associated with developing in-house, acquiring, co-developing, or licensing games if the games are not popular among our users. If we are not able to consistently license, acquire, co-develop, or develop online games with continuing appeal to users, our future profitability and growth prospects will decline.

If we are unable to maintain stable relationships with the overseas licensors of our online games, we may experience difficulties in the continued operation of our existing licensed games, the extension of existing licenses and the granting of licenses for new games.

We need to maintain stable working relationships with our overseas licensors in order to ensure the continued smooth operation of our licensed online games and our continued access to new online game licenses. In 2007, we derived approximately 67.2% of our net revenues from online games that were licensed from third parties. We are dependent upon our licensors for the provision of technical support necessary for the operation of the licensed games as well as expansion packs and upgrades that help to sustain interest in a game among online users. In addition, certain marketing activities often require the consent of our licensors. Moreover, certain of our licenses may be terminated upon the occurrence of certain events, such as our material breach of the license. If a licensed game is successful during its initial term of operation, we may be required to negotiate with our licensors to extend that term of operation. For example, one of our successful casual games, BNB, is licensed from a third party pursuant to a license agreement which will expire in September 2008. We may not be able to renew this license agreement with the licensor on commercially acceptable terms or at all. Our ability to maintain stable working relationships with our overseas licensors also influences our ability to license new online games developed by the same or other licensors. If we are unable to maintain stable relationships with our overseas licensors, our financial condition and results of operations may be materially and adversely affected.

We face risks associated with the licensing of our games overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

As of the date of this report, we have licensed Crazy Kart, Super Star, Magical Land, Fengyun Online and Might and Hero to game operators in 5, 2, 1, 1 and 1 countries or regions, respectively. We plan to further license our existing and new games in more countries and regions. The offering of our games in the international markets exposes us to a number of risks, including:

•   difficulties in identifying and maintaining good relationships with licensees who are knowledgeable about, and can effectively distribute and operate our games in, overseas markets;

•   difficulties in developing games and expansion packs catering to overseas markets and in renewing our license agreements with licensees upon their expiration;

•   difficulties in maintaining the reputation of our company and our games, given that our games are operated by licensees in the overseas markets pursuant to their own standards;

•   difficulties and costs in protecting our intellectual property rights overseas;

•   difficulties and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our games, such as game import regulatory procedures, taxes and other restrictions and expenses;

•   fluctuations in currency exchange rates; and

•   interruptions in cross-border Internet connections or other system failures.

For example, South Korea requires online game companies to obtain a ratings classification for online games and implement procedures to restrict the distribution of online games to minors. As a result, our international expansion may also be adversely affected by public opinion or government policies overseas. Our inability to expand our business internationally would have a material and adverse affect on our business financial conditions and results of operations.

We or our licensors may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us or our licensors, may materially disrupt our business.

We cannot be certain that internally developed or licensed online games and other interactive entertainment content do not and will not infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. Of the twenty online games that we commercially operated as of December 31, 2007, eleven are internally developed and eight are licensed form third parties. In connection with our EZ initiative, we also cooperate with numerous service and content providers that supply interactive entertainment content, such as movies, music, news and information. We or any of our licensors may become subject to legal proceedings and claims from time to time relating to the intellectual property of others. For example, we were subject to litigation with respect to our operation of The World of Legend, or Woool, which is one of our in-house developed games, when Actoz Soft Co., Ltd., or Actoz, and Wemade Entertainment Co., Ltd., or Wemade, filed copyright infringement and unfair competition claims against us in the Beijing First Intermediate People’s Court. These claims were settled in February 2007. For more details about the Actoz and Wemade litigation, please see “Legal Proceedings” in Item 8 “Financial Information”. If we or our licensors are found to have violated the intellectual property rights of others, we may be required to pay damages and be enjoined from using such intellectual property, and we may incur new or additional licensing fees if we wish to continue using the infringing content, or be forced to develop or license alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.

We are substantially dependent on two online games, which accounted for approximately 75.1% of our net revenues in 2007 and which may have a finite commercial lifespan.

We are dependent upon The Legend of Mir II, or Mir II, and Woool, for the majority of our net revenues. In 2007, Mir II and Woool accounted for approximately 52.7% and 22.4% of our net revenues, respectively. These and other online games may, however, have finite commercial life spans. We believe that Mir II and Woool, which we commercially launched in the fourth quarter of 2001 and the third quarter of 2003, respectively, have already entered the mature stages of their lifecycles. Revenues from Mir II sequentially decreased in the third and fourth quarters of 2005, and revenues from Woool sequentially decreased in the fourth quarter of 2005 and first quarter of 2006. While the adoption of our new Come-Stay-Pay model in November 2005 has reversed the decreasing trend in revenue, we cannot assure you that revenues will not continue to decline in the future. In order to maximize the lifespan of Mir II and Woool, we work with our licensors and rely upon in-house efforts to continuously enhance, expand and upgrade Mir II and Woool to include new features. If we fail to do so, revenue generated by Mir II and Woool may decline. Nonetheless, we expect to continue to derive a substantial portion of our net revenues from Mir II and Woool through at least 2008. Accordingly, our business, financial condition and results of operations would be materially and adversely affected by any occurrence that leads to a continued downward trend in revenue generated by Mir II and Woool, including but not limited to:

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

The media in China has reported incidents of violent crimes allegedly inspired by or in connection with online games. In addition, incidences of excessive online game playing and allegations that online games distract students and interfere with their education have also been reported in the media. This negative publicity regarding the online game industry has led to several regulatory initiatives and could lead to additional regulation in the future. For example, in July 2005, the Ministry of Culture, or the MOC, and the Ministry of

Information Industry, or the MII, jointly issued an opinion which requires online game operators to develop systems and softwares for identity certification, to implement anti-addiction modifications to game rules and to restrict players under eighteen years of age from playing certain games. In addition, in August 2005, the General Administration of Press and Publication, or the GAPP, proposed an online game anti-addiction system that would have reduced and eliminated experience points that a user can accumulate after three and five hours of consecutive playing, respectively. On April 5, 2007, the GAPP, Ministry of Education, Chinese Communist Party Central Committee Office of Social Ethics, Ministry of Public Security, the MII, Central Committee of Chinese Communist Youth League, All-China Women’s Federation and China Working Committee for Future Generations issued The Circular on Implementation of Online Game Anti-addiction System for Protecting Physical and Mental Well-being of Minors, or the April 5 Circular. The April 5 Circular has two annexes, Annex I: Online Game Anti-addiction System Development Standard and Annex II: Real Identity Verification Procedure for Online Game Anti-addiction System. According to the April 5 Circular and its annexes, online game players are required to register with their real names and identity card numbers and all game operators are required to develop an anti-addiction system to curb the potential addiction of players under the age of eighteen, to online games. Violation of the April 5 Circular may incur regulatory sanctions, including monetary fines, forced termination of online game operations and revocation of our licenses needed for operations. The implementation of the anti-addiction system and other regulations which may be mandated in response to negative publicity could have a material and adverse impact on our business, financial condition and results of operations.

We face significant competition which could reduce our market share and materially and adversely affect our business, financial condition and results of operations.

The online game market in China is increasingly competitive. Our results of operations to date may be a result, in part, of a first-mover advantage which may not continue to be available to us. A significant number of competitors have entered the online game business in China. We expect more companies to enter the market and we expect a wider range of online games to be introduced to the China market. Competition from other online game operators, both based in China as well as overseas, is likely to increase in the future. Other online game operators or developers, such as China-based Netease, The9, Giant Interactive, Perfect World, Kingsoft, NetDragon and 9you as well as overseas-based Electronic Arts, NCsoft and Nexon, are current, or potential future, competitors. As the online game industry in China is relatively new and constantly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other commercial relationships with, larger, well-established and well-financed companies and therefore obtain significantly greater financial, marketing and game licensing and development resources than we have. In addition, increased competition in the online game industry in China could make it difficult for us to retain existing users and attract new users. Moreover, game consoles that have achieved significant successes in markets other than China have not yet formally entered the market in China due to regulatory and other concerns. If these game consoles, many of which are strengthening their online game features, formally enter the market in China, we would face additional competition. We also compete with other forms of entertainment, such as television and movies. If we are unable to compete effectively in China’s online game market as well as China’s entertainment market, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to successfully implement our growth strategies, including our 3C strategy, which may materially and adversely affect our business, financial condition and results of operations.

Our growth strategy is based on our 3C strategy which focuses on the development of our content, community and commerce.  As of December 31, 2007, our primary content offering was our online games.  Our ability to successfully implement our 3C strategy will depend upon our success in sourcing additional new content, including additional new online games and original online literature, developing our integrated platform for our community of users and attracting other Internet content providers, or ICPs, to use our e-commerce system. Many ICPs in China may, nonetheless, regard our e-commerce infrastructure service as undesirable or the fee we charge for such service as unreasonable. We cannot assure you that we will be able to attract third parties to use our e-commerce service on a commercially viable basis or in a timely manner, or at all. Moreover, the execution of the 3C strategy requires a significant amount of managerial time and energy. If we are unable to successfully implement our 3C growth strategies, our revenue and profitability may not grow as we expect, which may have a material and adverse effect on our business, financial condition and results of operations.

We face the risks of uncertainties regarding the growth of the online game industry and market acceptance of our online games and in-game items.

The online game industry, from which we derive most of our revenues, is a relatively new and evolving industry and concept. The growth of the online game industry and the level of demand and market acceptance of our online games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include:

•  the growth of personal computer, Internet and broadband users and penetration in China and other markets in which we offer our games, and the rate of any such growth;

•  whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•  general economic conditions, particularly economic conditions that impact the level of discretionary consumer spending;

•  the availability and popularity of other forms of entertainment, particularly games of console systems, such as those made by Sony, Nintendo and Microsoft, which are already popular in developed countries and may gain popularity in China and other countries in which we market our games;

•  changes in consumer demographics and public tastes and preferences;

•  the popularity and price of new online games and in-game items that we and our competitors launch and distribute; and

•  our ability to timely upgrade and improve our existing games to extend their life spans and to maintain their competitive positions in the online game market.

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, MMORPGs are popular in China. However, there is no assurance that MMORPGs will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or the MMORPGs that we operate, will likely adversely affect our business and prospects. We must be able to track and respond to these changes in consumer preferences in a timely and effective manner. Furthermore, given that the item-based revenue model relies on in-game purchases, we must be able to track and respond quickly to changes in game preferences and consumer spending trends.

The change to the revenue model for our leading MMORPGs may reduce the amount of revenue that otherwise would have been generated by these games, thereby negatively affecting our financial condition and results of operations.

In late November 2005, we replaced the pay-to-play revenue model with a “Come-Stay-Pay,” or CSP, revenue model for Mir II, Woool and Magical Land, which are three of our leading MMORPGs. We have since adopted this CSP revenue model for all of our casual games and most of our MMORPGs. Under the CSP revenue model, our users are able to play the basic functions of these games for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the player’s game experience. We have licensed or co-developed a number of new games, including but not limited to Atrix, Chang Chun Online, Dragon Nest, Free Jack, Aion, Company of Heroes Online, Dead or Alive Online and Lazeska, most of which will be operated under the CSP revenue model. In 2007, net revenue generated from games operated under the CSP revenue model accounted for 96.1% of our net revenue. Although we believe this new revenue model has initially shown promising results and will benefit our company in the long run, we cannot assure that it will ultimately be successful, or that it will not have a negative impact on our financial condition and results of operations. Any material reduction in revenue would have a material and adverse affect on our financial condition and results of operations.

There are risks associated with our pursuit of growth through acquisitions and strategic investments.

In recent years we have pursued, and in the future we may continue to pursue, growth through acquisitions and strategic investments. We acquired or invested in eight businesses in 2004 and 2005 with a total value of US$421.0 million. In July 2004, we acquired Hangzhou Bianfeng Software Co., Ltd., or Hangzhou Bianfeng, at a total purchase price of US$20.0 million.  In May 2005, we completed the acquisition of Shanghai Haofang Online Information Technology Co., Ltd., or Haofang, at a total purchase price of US$56.0 million. In February 2005, we completed our purchase of an approximately 19.5% stake in SINA Corp., or SINA, which is an online media company and value-added service provider in China, at a total purchase price of US$227.6 million. In February 2005, we also completed the purchase of a 29% stake in Actoz, increasing our total stake as of such date to approximately 38.1%, at a total purchase price at US$106.1 million. In 2006 and 2007, we purchased an additional 12.0% of the shares of Actoz on the open market and increased our total stake to approximately 50.1% as of December 31, 2007. In 2007, we also acquired Aurora.  For more information on our acquisitions, see “History and Development of the Company” in Item 4 “Information on the Company”. These acquired or invested companies operate businesses that either complement our core online game business or represent related but new lines of business. We may, however, fail to realize the synergies contemplated at the time of executing these transactions, which could negatively impact our financial condition and results of operations. For example, we completed the purchase of our equity stake in Actoz, the co-owner of Mir II, in February 2005, for a total consideration of RMB878 million (US$106.1 million), which represented an 81% premium over the open market price at the time that we entered into the purchase agreement in October 2004. In the fourth quarter of 2005, however, we recorded a non-cash impairment charge of RMB521.5 million (US$64.6 million) to reflect the fair value of our 38.1% stake in Actoz. We recognized the impairment charge primarily as a result of the continued decline in royalties payable to Actoz from our operation of Mir II in China. The decision to recognize impairment was also influenced by the decline in the market price for shares of Actoz, which in the fourth quarter of 2005 was determined to be other than temporary, mainly due to the continued decline in Mir II royalties. In addition, as of December 31, 2007, the goodwill and intangibles relating to Haofang amounted to approximately RMB386.7 million (US$53.0 million). In accordance with SFAS No. 142, goodwill and intangible assets are tested for impairment at the reporting unit level annually or when there are indicators of impairment. Haofang experienced substantial year over year decline in profit and revenue in 2007. Our management obtained an independent valuation to ascertain the fair value of Haofang as of September 30, 2007. Based on the valuation report and the assessment of the financial position and business prospects of Haofang, including the financing of Haofang by a consortium of venture capital firms which closed in the first quarter of 2008, our management concluded that there was no impairment in the carrying value of Haofang for 2007. We will continuously monitor the operation of Haofang for any impairment indicators. If Haofang’s actual cash flow for 2008 does not reflect our management’s current estimates, an impairment in this investment may be necessary for 2008.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2007. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2007. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

Operation of pirate game servers and the expenses incurred in protecting our intellectual property rights may adversely affect our business.

We continue to face challenges from pirate game servers, which are game servers that operate unauthorized copies of our online games and permit users to play those games without purchasing pre-paid game cards from us. We have detected the operation by pirate servers of unauthorized copies of several of our leading games. In September 2002, for example, we discovered that the server-end software of Mir II was unlawfully released into the China market. This software leak enabled unauthorized third parties to set up local server networks to operate Mir II, which we believe continue to divert a significant number of users of one of our most popular online games away from us. Although we have made efforts to shutdown pirate servers across China, the intellectual property enforcement regime in China is not as robust as that of the United States, and we continue to face considerable challenges when attempting to enforce our intellectual property rights. Enforcement actions generally require cooperation from local authorities, which are not always willing to use their limited resources to enforce the intellectual property rights of national corporations against individuals or companies in their districts. In addition, detailed comparisons of software codes and litigation proceedings are often necessary to enforce our intellectual property rights, which sometimes result in substantial costs. Despite our efforts to shutdown pirate servers, we believe that a significant number of pirate game servers continue to operate unauthorized copies of our online games. The continued operation of our leading games by pirate game servers, or the operation of any new games that we may introduce by pirate servers, may materially and adversely affect our business, financial condition and results of operations.

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

Our recent growth has placed significant strain on our management, operational, financial and other resources. For example, the total number of our employees increased from 562 as of December 31, 2003 to 1,429 as of December 31, 2004, and to 2,392 as of December 31, 2005. We reduced the total number of our employees to 1,906 as of December 31, 2006 in order to streamline operations and reduce costs but as of December 31, 2007, we had 2,564 employees. In addition, certain of our directors, officers and key employees that have recently joined our company will need time to learn our business and successfully integrate themselves into our company. In addition, as a result of our growth we need to continue to develop and expand our financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success is heavily dependent upon the continued service of our key executives and other key employees. In particular, we rely on the expertise, experience and leadership ability of Tianqiao Chen, our founder, controlling shareholder, chairman of our board of directors and chief executive officer, in our business operations, and rely on his personal relationships with our employees, the relevant regulatory authorities, our game and service suppliers and Shanda Networking. We also rely on a number of key technology officers and staff for the development and operation of our online games. In addition, as we expect to focus increasingly on the development of our own online games, we will need to continue attracting and retaining skilled and experienced online game developers to maintain our competitiveness.

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

Prior to January 1, 2008, our PRC companies were governed by the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the People’s Republic of China on Enterprises Income Tax, or the Old EIT Law. Under the Old EIT Law, our PRC companies were generally subject to an income tax rate of 33%, subject to certain tax holidays and preferential tax rates. For example, companies incorporated in the Pudong New District of Shanghai were subject to a 15% preferential income tax rate prior to January 1, 2008. We reported an effective income tax rate of 8.6% in 2007. However, after taking into account the effects of the net gain of US$64.6 million (RMB422.4 million) from the sale of SINA, which was taxable as derived through overseas entities, our effective tax rate in 2007 would have been 11.8%.

On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the New EIT Law, as supplemented by various detailed implementation guidance, which became effective as of January 1, 2008. The New EIT Law applies a general enterprise income tax rate of 25% on both foreign-invested enterprises and domestic enterprises.

    Under the New EIT Law, preferential tax treatments will be granted to enterprises that conduct business in certain encouraged sectors and to enterprises that qualify as “new and high technology enterprises”. On April 14, 2008, the Ministry of Science and Technology and the Ministry of Finance and State Administration of Taxation jointly issued Guokefahuo [2008] No.127, “Administrative Measures for Assessment of High and New Tech Enterprises,” or the Measures, which established new criteria for the assessment of the “new and high technology” status. Although certain of our PRC companies were recognized as “new and high technology enterprises” under the Old EIT Law, the status of these entities will be reassessed under the New EIT Law in accordance with the Measures. We cannot assure you that our PRC companies will be able to maintain their status as “new and high technology enterprises” under the New EIT Law. If any of our PRC companies that previously qualified as “new and high technology enterprises” fails to qualify under the new criteria, our income tax expenses would increase, which would have a material and adverse effect on our net income and results of operations.

    Furthermore, pursuant to the New EIT Law, certain enterprises established prior to March 16, 2007 that are entitled to reduced tax rates in accordance with the then prevailing tax laws and regulations shall be eligible for a five-year transition period beginning from January 1, 2008 in accordance with the stipulations of the State Council. On December 26, 2007, the State Council issued Notice No. [2007] 39, “Notice by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law”, or Notice No.39. Under Notice No.39, it is uncertain as to whether the transitional tax rates would be applicable to the companies that enjoyed preferential tax rates of 15% under a local preferential tax policy such as the companies incorporated in the Pudong New District of Shanghai. If our PRC companies can not enjoy the grandfathering treatment, our income tax expenses would increase, which would have a material and adverse effect on our net income and result of operations.

     In addition, pursuant to the New EIT Law as supplemented by Circular Caishui [2008] No. 1 issued by Ministry of Finance of China on February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a foreign invested enterprise to its immediate holding company outside China would be subject to withholding taxes. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company.

Our PRC subsidiaries are considered foreign invested enterprises, or FIEs, and are directly held by our subsidiary in Hong Kong. According to tax treaty between Mainland China and the Hong Kong Special Administrative Region, dividends payable by a FIE in China to a company in Hong Kong will be subject to a 5% withholding tax. This 5% withholding tax rate would be applicable on all distributions of profits derived after January 1, 2008 by our PRC subsidiaries to their overseas intermediate holding companies.

    There is uncertainty in connection with the interpretation and actual implementation of the New EIT Law and its related regulations and we are still in the process of reviewing and assessing the implications of the New EIT Law and its related regulations on our PRC companies. We have determined the appropriate deferred tax balances as of December 31, 2007 based upon our best estimate of the timing differences that would be realized in the future.

Any significant increase in our income tax expenses may have a material adverse effect on our profit for the year. Furthermore, any reduction or elimination of the financial subsidies or preferential tax treatments we enjoyed prior to January 1, 2008 or imposition of additional taxes on us or our PRC companies may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

In 2005, 2006 and 2007, we received aggregate government financial incentives of RMB137.3 million, RMB83.9 million and RMB 57.5 million (US$7.9 million), respectively, which were calculated with reference to taxable revenue and taxable income. For Shengqu and Shanda Networking, incentives granted with reference to taxable revenue on which we pay business tax have a term of 3 years and for incentives granted with reference to taxable income on which we pay income tax have a term of 8 years. For Shengqu and Shanda Networking, the term of the government financial incentives for taxable revenues expired as of December 31, 2005 and December 31, 2004, respectively. The government financial incentives were reduced substantially in 2006 and for all subsequent years. Eligibility conditions for the government financial incentives we receive require that we continue to meet a number of financial and non-financial criteria and our continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these government financial incentives, generally with prospective effect. If we had not received these government financial incentives in 2005, our income before income tax expenses, equity in loss of affiliated companies, and minority interests would have been RMB664.1 million, a decrease of 17.1% from the reported amount. If we had not received these government financial incentives in 2006, our income before tax expenses, equity in loss of affiliated companies and minority interests would have been RMB507.3 million, a decrease of 14.2% from the reported amount. If we had not received these government financial incentives in 2007, our income before income tax expenses, equity in loss of affiliated companies, and minority interests would have been RMB1,495.0 million (US$204.9 million), a decrease of 3.7% from the reported amount. As the receipt of these government financial incentives are subject to periodic time lags and inconsistent municipal government practice on payment times, for so long as we continue to receive these government financial incentives, our net income in a particular quarter may be higher or lower relative to other quarters based on the potentially uneven receipt by us of these government financial incentives in addition to any business or operating related factors we may otherwise experience.

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

Interest and dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.

Under the New EIT Law and implementations regulations issued by the PRC State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC.

Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are deemed to be a PRC “resident enterprise,” dividends distributed from our PRC subsidiaries to our company could be exempt from PRC dividend withholding tax, and dividends from our company to our ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.  If we are required under the New EIT Law to withhold PRC income tax on interest or dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

We may be deemed a PRC resident enterprise under the New EIT Law and be subject to the PRC taxation on our worldwide income.

The New EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations to the New EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finance and treasury, and acquisition and disposition of properties and other assets of an enterprise. Substantially all of our operational management is currently based in the PRC. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and a material adverse effect on our net income and results of operations.

We may become a passive foreign-investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, in 2007. If we were or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will be subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to additional reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares and ADSs, which is subject to change.

We cannot assure you that we were not a PFIC for 2007 or that we will not be a PFIC for 2008 or any future taxable year. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see the subsection “Taxation” included in Item 10 “Additional Information”.

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

We believe that we are engaged primarily in the businesses of, among other things, developing and operating online games. In addition, less than 40% of the fair market value of our assets is represented by investment securities. As a result, we believe, that we are not an investment company as that term is defined under the Investment Company Act. We may, however, be required to take significant actions that are contrary to our business objectives to avoid being deemed an investment company in the future. We may, for example, need to hold a significant portion of our assets and invest portions of our cash flows in low-yielding investments or we may need to acquire additional income or loss generating assets that we might not otherwise have acquired. In addition, we may need to sell all or a portion of our investments in Actoz, or forego opportunities to acquire minority interests in other companies that could be important to our strategy.

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

Changes to existing accounting pronouncements, including SFAS 123R, may adversely affect our reported results of operations or how we conduct our business.

A change in accounting pronouncements can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. For example, pursuant to SEC rules, we adopted the Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) starting January 1, 2006. SFAS 123R requires us to measure compensation costs for all share-based compensation at fair value and take compensation charges equal to that value. The method that we use to determine the fair value of stock options is based upon, among other things, the volatility of our ADSs. The price of our ADSs has historically been volatile. Therefore, the requirement to measure compensation costs for all share-based compensation under SFAS 123R could negatively affect our profitability and the trading price of our ADSs. SFAS 123R and the impact of expensing on our reported results could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. This change to existing rules, future changes, if any, or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

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

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside of our control. Significant fluctuations in our quarterly operating results could be caused by any of the factors identified in this section, including but not limited to our ability to retain existing users, attract new users at a steady rate and maintain user satisfaction; the announcement or introduction of new games or update to existing games by us or our competitors; technical difficulties, system downtime or Internet failures; seasonality of the online game market; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; governmental regulation; seasonal trends in Internet use; a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our spending quickly; and general economic conditions and economic conditions specific to the online game and China market. As a result of these and other factors, you should not place undue reliance on our financial guidance, nor should you rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our quarterly revenue and operating margin guidance is our best estimate at the time guidance is provided. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ADSs could decline and you could lose part or all of your investment.

Risks Relating to Regulation of the Internet and to Our Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online game industry, we could be subject to severe penalties.

On December 11, 2001, the PRC State Counsel promulgated the Foreign-Invested Telecommunications Enterprises Regulation, or the FITE Regulation, which became effective on January 1, 2002. Under the FITE Regulation, foreign ownership of companies that provide value-added telecommunication services, which includes online game operation, is limited to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China or to provide Internet information content, such as online advertising. We are a Cayman Islands exempted company and we conduct our operations in China primarily through Shengqu, our indirectly wholly-owned subsidiary. We and Shengqu are foreign or foreign-invested enterprises under PRC law and accordingly are ineligible to apply for a license to operate online games or to sell online advertising. In order to comply with foreign ownership restrictions, we operate our online game business in China through Shanda Networking, which is wholly-owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our chief operating officer, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Our PRC operating companies and other subsidiaries of Shanda Networking hold the licenses and approvals that are required to operate our online game business and to sell online advertising on our web pages and Shengqu owns the substantial majority of our physical assets. Shengqu has entered into a series of contractual arrangements with Shanda Networking and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanda Networking and accordingly, we consolidate the results of operations of Shanda Networking and its subsidiaries in our financial statements. For a description of these contractual arrangements, see “Organizational Structure” in Item 4, “Information on the Company” and Item 7 “Major Shareholders and Related Party Transactions”.

On July 13, 2006, the MII issued The Circular of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunication Services, or the MII Circular 2006. Under the MII Circular 2006, since the FITE Regulation went into effect, some foreign investors have been engaged in value-added telecom services illegally by conspiring with domestic value-added telecom enterprises to circumvent the requirements of the FITE Regulation by delegating domain names and licensing trademarks.

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

Accordingly, Shengqu and Shanda Networking have certain corrective measures in order to achieve compliance with MII Circular 2006. Shengqu has transferred to Shanda Networking 22 domain names and 26 trademarks primarily used by our PRC operating companies.

In the opinion of our PRC counsel, (1) the ownership structures of our company, Shengqu, and our PRC operating companies are in compliance with existing PRC laws and regulations; (2) our contractual arrangements with Shanda Networking and its shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (3) the business operations of our company, Shengqu, and our PRC operating companies, as described in this annual report, are in compliance with existing PRC laws and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to our view. If we, Shengqu, or any of our PRC operating companies are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our PRC companies’ business and operating licenses;

•	discontinuing or restricting our PRC companies’ operations;

•	imposing conditions or requirements with which we, Shengqu or our PRC operating companies may not be able to comply;

•	requiring us, Shengqu or our PRC operating companies to restructure the relevant ownership structure or operations; or

•	taking other regulatory or enforcement actions, including levying fines, that could be harmful to our business.

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

We conduct substantially all of our operations, and generate substantially all of our revenues, through our PRC operating companies. Our control over these entities is based upon contractual arrangements with Shanda Networking and its shareholders that provide us with the substantial ability to control Shanda Networking. The two shareholders of Shanda Networking, Tianqiao Chen and Danian Chen, are also our controlling shareholders. As a result, Tianqiao Chen and Danian Chen may be able to cause these agreements to be amended in a manner that will be adverse to our company, or may be able to prevent these agreements from being renewed, even if their renewal would be beneficial for us. Although we have entered into an agreement that prevents the amendment of these agreements without the approval of our audit committee, which is comprised of our independent directors, we can provide no assurances that these agreements will not be amended in the future to contain terms that may be adverse to our interests.

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

We also could face material and adverse tax consequences if the PRC tax authorities determine that our contracts with our PRC operating companies were not entered into based on arm’s length negotiations. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recorded by our PRC operating companies, which could adversely affect us by:

•
increasing our PRC operating companies’ tax liability without reducing Shengqu or Shanda Computer’s tax liability, which could further result in late payment fees and other penalties to our PRC operating companies for under-paid taxes; or

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

We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC companies. We rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, including the funds necessary to allow us to pay dividends on the shares underlying our ADSs and the funds necessary to service any debt we may incur, or financing we may need for operations other than through our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries’ ability to pay dividends or make other distributions to the intermediate holding company and thus to us. We generate substantially all of our revenues through contractual arrangements with our PRC operating companies. However, PRC governmental authorities may require us to amend these contractual arrangements in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to us. Furthermore, PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and our affiliated PRC entities are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB2,849.5 million (US$390.6 million), or 78.6%, of our total consolidated net assets as of December 31, 2007. Any limitation on the ability of our PRC subsidiaries and our affiliated PRC entities to transfer funds to us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

In addition, any transfer of funds from us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. It is not permitted under PRC law for our PRC companies to directly lend money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC companies could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese entity to another in a timely manner.

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

Our major shareholders who are PRC residents or whose shares are beneficially owned by PRC residents, have completed foreign exchange registration with the local Shanghai Foreign Exchange Bureau according to these SAFE regulations. As a result of the newness of the regulations and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how the regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We are committed to complying and to ensuring that our shareholders who are subject to the regulations comply with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulations or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross border investment activities, limit our PRC subsidiaries to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute dividend to you could be materially and adversely affected.

The laws and regulations governing the online game industry and related businesses in China are developing and subject to future changes. If we or any of our PRC operating companies fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The Internet industry, including the operation of online games, in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, the MII, the State Administration of Industry and Commerce, or SAIC, the MOC, the SAAP, the State Administration of Radio, Film and Television, or SARFT, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and online game industries.

Our PRC operating companies are required to obtain applicable permits or approvals from different regulatory authorities in order to provide their services. For example, an Internet content provider, or ICP, must obtain a value-added telecommunications business operation license, or ICP license, from the MII in order to engage in any commercial ICP operations within China. An online game operator must also obtain a license from the MOC and a license from the GAPP in order to distribute games through the Internet. In addition, in connection with our launch of certain EZ series products, which offer video and audio content, such as music and movies, our PRC operating companies may need to obtain a license from SARFT. We understand, however, that companies that are not state-owned may not be able to obtain such license. If any of our PRC operating companies fails to obtain or maintain any of the required permits or approvals, they may be subject to various penalties, including fines and the discontinuation or restriction of their operations. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.

We currently operate a large number of websites, the domain names of which are registered under the names of Shanda Networking and Shengqu. In order to streamline and optimize our Internet publication businesses, we have started to put all of our Internet publication businesses, including our editing, content supervision, publication, and other related businesses, under Shanda Networking. We have reported to the MII of the change and Shanda Networking has applied to the GAPP for expanding its Internet publication license from the publication of online games to encompass books, newspapers, periodicals, music and video products, works in the fields of literature, art, natural science, social science, engineering, and other electronic publications. We believe that Shanda Networking has satisfied all qualifications required to obtain the permission for license expansion and we do not believe that, while its application is pending, the regulatory authorities will take any action against it. However, we cannot assure you that it will obtain this approval or that the regulatory authority will not take any action against it.

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

China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has stopped the distribution of information through the Internet that it believes violates PRC law. The MII, the GAPP and the MOC have promulgated regulations that prohibit games from being distributed through the Internet if the games contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. In addition, certain PRC social organizations have recently discussed the possibility of implementing a rating system for online games. The effect that such a system could have on our business is unclear.

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

In February 2007, the Ministry of Public Security, the MOC, the MII and the GAPP jointly issued a circular regarding online gambling. In an effort to clamp down on online games that involve gambling and online betting as well as address concerns that “virtual money” might be used for money laundering or illicit trade, the circular (1) requires that the online game operators shall not charge commissions that employ “virtual money” or other means in relation to winning or losing of games; (2) requires online game operators to set up quantity limits in guessing and betting games by using game points; (3) bans the exchange of “virtual money” into real currencies or properties; and (4) bans the provision of services for game points transfer among game users. In February 2007, 14 PRC regulatory authorities jointly promulgated a circular with regard to further strengthening management of Internet cafe and online games, according to which, “virtual money” shall be strictly regulated by the People’s Bank of China, and in particular: (1) the aggregate amount of “virtual money” issued by online game operators and the amount of “virtual money” purchased by each individual online game player shall be restricted; (2) “virtual money” issued by online game operators can be only used for purchasing virtual products and services provided by the online game operators and shall not be used for purchasing tangible or physical products; (3) the price for converting “virtual money” back into the official currency by consumers shall not exceed the respective original purchase price; and (4) trading of “virtual money” is banned. We believe our online operations are in compliance with the provisions of these two circulars in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of these two circulars, and we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to our view. If the PRC regulatory authorities deem our online operations to be in violation of these two circulars, our business will be materially and adversely affected.

The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafes, which are currently the primary venue for our users to play online games. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our customer base.

In April 2001, the PRC government began tightening its regulation and supervision of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. The PRC government has also imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. Moreover, the SAIC, one of the government agencies in charge of Internet cafe licensing, and other government agencies jointly issued a notice in February 2004 suspending the issuance of new Internet cafe licenses for a period of six months. On February 15, 2007, fourteen PRC government departments jointly issued a circular in connection with the strengthening of Internet cafe and online game administration. According to the circular, local authorities were barred from issuing new Internet cafe licenses for the remainder of 2007. It is unclear when this suspension will be lifted, if at all. Since a substantial portion of our users play our games in Internet cafes, any reduction in the number, or slowdown in the growth, of Internet cafes in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues and expand our customer base, thereby reducing our profitability and growth prospects.

Currently there are no laws or regulations in the PRC specifically governing virtual asset property rights and therefore, it is not clear what liabilities, if any, online game operators may have for virtual assets.

In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our users’ game characters, are acquired and accumulated. Such virtual assets can be important to online game players and in some cases are exchanged between players for monetary value. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service or by a network crash. Currently, there are no PRC laws and regulations specifically governing virtual asset property rights. As a result, it is unclear who is the legal owner of virtual assets and whether and how the ownership of virtual assets is protected by law. In case of a loss of virtual assets, we may be sued by online game players and may be held liable for damages, which may negatively affect our business, financial condition and results of operations.

Risks Relating to the People’s Republic of China

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal conditions and developments in China.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic and business matters. The overall effect of legislation since 1979 has been a significant enhancement of the protections afforded to various forms of foreign-invested enterprises in mainland China. Our PRC subsidiaries are wholly foreign owned enterprises, or WFOEs, which are enterprises incorporated in mainland China and wholly-owned by foreign investors. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in mainland China in general and laws and regulations applicable to WFOEs in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

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

Currently, our PRC subsidiaries may purchase foreign exchange for settlement of “current account transactions”, including payment of dividends to us and payment of license fees to foreign game licensors, and our PRC operating companies may purchase foreign exchange for payment of license fees to foreign game licensors without the approval of SAFE. Our PRC subsidiaries may also retain foreign exchange in its current account, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future.

Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE, and if we finance our PRC subsidiaries by means of capital contributions, those capital contributions must be approved by the MOC. Our ability to use the U.S. dollar proceeds of the sale of our equity or debt to finance our business activities conducted through our PRC subsidiaries will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance Shanda Networking or its subsidiaries’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 18.0% appreciation of the RMB against the U.S. dollar by March 31, 2008. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollars could negatively impact our results of operations. Moreover, we have material monetary assets and liabilities denominated in U.S. dollars, which mainly consists of our bank deposits and investments in marketable securities and affiliated companies. The fluctuation of foreign exchange rate affects the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, an appreciation of the Renminbi against U.S. dollars results in a foreign exchange loss for monetary assets denominated in U.S. dollars, and a foreign exchange gain for monetary liabilities denominated in U.S. dollars. On the contrary, a devaluation of the Renminbi against U.S. dollars results in a foreign exchange gain for monetary assets denominated in U.S. dollars, and a foreign exchange loss for monetary liabilities denominated in U.S. dollars.

In addition, certain of our acquisitions may expose us to additional currency fluctuations that would affect our reported valuation of those holdings. Actoz, which we began to consolidate beginning in the third quarter of 2007, is a South Korean company. Changes in its valuation as a consequence of fluctuations in the Korean Won would be reflected in our valuation.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge all or part of our exposure or at all.

In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars. Conversely, an increase in the value of the Renminbi could increase our reported earnings in U.S. dollar terms without a fundamental change in our business or operating performance.

Since our revenues are primarily denominated in Renminbi, our valuation could be materially and adversely affected by the devaluation of the Renminbi if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. In addition, certain of our acquisitions may expose us to additional currency fluctuations that would affect our reported valuation of those holdings. Actoz, which we consolidated beginning in the third quarter of 2007, is a South Korean company; changes in its valuation as a consequence of fluctuations in the Korean Won would be reflected in our valuation.

Inflation in China and/or measures to contain inflation could negatively affect our profitability and growth.

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

You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management.

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

We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases, including avian influenza, or avian flu, and SARS.

Our business could be adversely affected by the effects of natural disasters, avian flu, SARS or another epidemic or outbreak. On May 12, 2008, China experienced an earthquake with a reported magnitude of  8.0 in Sichuan Province.  As of June 13, 2008, the death toll from the earthquake was estimated by PRC authorities to be 69,163 people but many people remain unaccounted for.  As a result of the earthquake, we observed a three-day national period of mourning, during which we suspended our online games, for the victims in accordance with a public notice issued by the PRC government.  There have been recent reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These natural disasters, outbreaks of contagious diseases, and other adverse public health developments in China, could severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future natural disasters or outbreak of avian flu, SARS or any other epidemic.

We may be subject to fines and legal sanctions if we or our Chinese employees fail to comply with recent PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

On March 28, 2007, the SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, or Notice 78. According to the Individual Foreign Exchange Administration Rules issued by the People’s Bank of China, the concept “domestic individuals” Under Notice 78, PRC citizens who participate in an employee stock option holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. We and our Chinese employees who have been granted restricted shares or stock options pursuant to our share incentive plan are subject to Notice 78 because we are an overseas listed company. However, in practice, there exist significant uncertainties with regard to the interpretation and implementation of Notice 78. We cannot provide any assurance that we or our Chinese employees will be able to comply with, qualify under, or obtain any registration required by Notice 78. In particular, if we and/or our Chinese employees fail to comply with the provisions of Notice 78, we and/or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities, as a result of which our business operations and employee option plans could be materially and adversely affected.

Risks Relating to our ADSs

One shareholder has significant control over the outcome of our shareholder votes.

As of March 31, 2008, Premium Lead Company Limited, or Premium Lead, beneficially owned approximately 41.3% of our outstanding equity interests.   Accordingly, Premium Lead has and is expected to maintain significant control over the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

If Premium Lead, which holds approximately 41.3% of our ordinary shares as of March 31, 2008, or any other major shareholder chooses to dispose of a material portion of the ordinary shares that it holds, the prevailing market price for our securities may decline.

On December 27, 2007, Skyline Media Limited, or Skyline Media, transferred 60,000,000 of our ordinary shares, representing 41.3% of our outstanding ordinary shares as of March 31, 2008, to Premium Lead, whose beneficial owner is Tianqiao Chen, our chairman and chief executive officer.

On September 19, 2007, Skyline Media sold 9,131,878 of our ordinary shares pursuant to Rule 144 under the Securities Act of 1933. On the day of this sale, the market price for our ordinary shares decreased by approximately 6.8%. If Premium Lead, or any other major shareholder, chooses to sell a material portion of the ordinary shares that it holds, or indicate its intention to do so, the prevailing market price for our securities may decline.

The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering in May 2004, the sale prices of our ADSs on the NASDAQ Global Market ranged from US$10.58 to US$45.40 per ADS and the last reported sale price on June 26, 2008 was US$27.83. Our ADS price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of company law as compared to the United States, and provides significantly less protection to investors. Therefore, our shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

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

You may be subject to limitations on transfer of your ADSs.

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

Our business was founded in December 1999 when Tianqiao Chen and Danian Chen established Shanda Networking, initially focusing on investments relating to the development and operation of a Chinese language online virtual community. In November 2003, we incorporated Shanda Interactive Entertainment Limited in the Cayman Islands.

Our principal executive offices are located at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, China. Our telephone number is (86-21) 5050-4740. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

In November 2001, we commercially launched Mir II, our first MMORPG. In March 2003, we commercially launched Fortress II, our first casual game, and in October 2003, we launched Woool, our first in-house developed online game. As of December 31, 2007, Shanda commercially operated twenty online games, comprising of eleven MMORPGs and nine casual games, one network PC game platform and two online chess and board game platforms.

In addition to our comprehensive online game portfolio, in 2005 Shanda introduced the EZ Center platform, a unified software solution on top of our service platform that integrates entertainment and informational content from the Internet and provides users with access to such content through a user-friendly interface. For more information on the EZ initiative, see also “Business Overview” in Item 4 “Information on the Company”, Item 5 “Operating and Financial Review and Prospects,” and Item 3 “Risk Factors”.

In the fourth quarter of 2005, we adopted a “Come-Stay-Pay”, or CSP, revenue model for Mir II, Magical Land and Woool, which are three of our leading MMORPGs. We have since adopted this CSP revenue model for all of our casual games and most of our MMORPGs.  For more information on the new revenue model, see also “Business Overview” in Item 4 “Information on the Company”, Item 5 “Operating and Financial Review and Prospects,” and Item 3 “Risk Factors”.

As part of our efforts to further broaden our content offerings and expedite our growth, we have developed our business through a number of strategic acquisitions and investments, including the following:

•	In July 2004, we acquired Hangzhou Bianfeng Software Co. Ltd., or Hangzhou Bianfeng, an online chess and board games platform;

•	In October 2004, we completed the acquisition of Beijing Digital Red Software Application Technology Co., Ltd., or Digital Red, a developer of mobile phone games;

•	In September 2004, we acquired Shanghai Xuanting Entertainment Information Technology Co., Ltd., which operates Qidian, an original online literature forum;

•
In February 2005, we also completed the purchase of a 29% stake in Actoz, which is the co-owner of Mir II, increasing our total stake as of such date to approximately 38.1%. Actoz is a Korean developer, operator and publisher of online games. In 2007, we purchased an additional 857,987 ordinary shares of Actoz through the open market and increased our stake in Actoz to 50.1% as of December 31, 2007;

•
In February 2005, we also completed our purchase of an approximately 19.5% stake in SINA Corporation, or SINA, an online media company and value-added service provider in China. Subsequently, we sold 3,703,487 shares of SINA for US$99.1 million (RMB779.9 million) on November 6, 2006; 4,000,000 shares of SINA for US$129.6 million (RMB1.0 billion) on February 8, 2007; 1,066,344 shares of SINA for US$38.1 million (RMB292.5 million) on May 11, 2007; and 1,051,934 shares of SINA for US$38.4 million (RMB294.3 million) on May 15, 2007. As of December 31, 2007, we did not hold any shares of SINA;

•	In May 2005, we completed our acquisition of Shanghai Haofang Online Information Technology Co. Ltd., or Haofang, which is the operator of the largest network PC game platform in China;

•	In November 2005, we acquired Wenzhou Chuangjia Technology Co., Ltd., or Gametea, which develops chess and board games and operates a casual game platform in China; and

•	In June 2007, we acquired Aurora, which owns Fengyun Online.

In October 2004, we issued US$275 million in aggregate principal amount of zero coupon senior convertible notes pursuant to Rule 144A under the Securities Act of 1933, as amended. We redeemed the outstanding amount of these convertible notes on November 15, 2007.

B.	BUSINESS OVERVIEW

We are a leading interactive entertainment media company and one of the largest operators of online games in China. We offer a portfolio of diversified entertainment content, including some of the most popular massively multi-player online role playing games, or MMORPGs, and casual games in China through our business unit, named Shanda Games, or SDG, along with original online literature, online chess and board games, a network PC game platform and mobile games.

SDG operates online games which are developed in-house, co-developed with SDG’s partners, acquired or licensed from third-parties, through a game service platform which includes our game operation technology infrastructure and game content management system. In 2007, we commercially launched four MMORPGs, namely Latale, Dungeons and Dragons Online, Fengyun Online, and World Hegemony, and four casual games, namely Kung Fu Kids, Tales Runner, Push Push Online and Popland.  As of December 31, 2007, SDG’s technology infrastructure consisted of a nation-wide server network with the capacity to accommodate approximately 8.5 million concurrent online users. In 2007, the highest quarterly active paying accounts, or APA reached 3.47 million for our MMORPGs and 2.38 million for our casual games, and the highest monthly average revenue per active paying accounts, or ARPU, reached RMB59.7 for our MMORPGs and RMB18.1 for our casual games. In addition, for each of our online games, SDG has a separate game content management team which manages the operation of the online game and the community of users within the online game.

Shanda Online, or SDO, encompasses a unified community and an online entertainment content e-commerce service platform. This e-commerce service platform includes an online payment and billing system, a distribution network, a marketing platform, and a customer relationship management system, or CRM system, which in turn includes a customer information management system, or CIM system and customer service center. SDO’s nation-wide distribution network includes approximately 320,000 distribution points for our pre-paid cards.

In late November 2005, we introduced a “Come-Stay-Pay”, or CSP, revenue model for Mir II, Woool and Magical Land, which are three of our leading MMORPGs. Under this new revenue model, users are able to play the basic functions of an MMORPG for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. In 2007, our CSP revenue model was expanded to most of our MMORPGs, which we believe has helped us to achieve consecutive revenue growth over the last three quarters of 2006 and each quarter of 2007. The CSP revenue model allows us to make frequent adjustments to meet the changing demands of users in order to enhance game interaction and create a better game community. In addition, the CSP revenue model offers flexible ways to generate revenues, including attracting more users, increasing APA and growing ARPU.

In 2005, we introduced our EZ Center platform as a unified software solution on top of our service platform, designed to integrate entertainment and informational content from the Internet and provide users with access to such content through a user-friendly interface. The EZ Pod, which is the first product launched off our EZ Center platform, enables PC users to navigate and access the aggregated Internet content over our EZ Center platform using a remote control. In 2006, we modified our EZ Center platform strategy to focus on providing PC users with console-like game experiences. We are in the developmental stages of the EZ initiatives and EZ product sales did not constitute a significant proportion of our operations in 2007, 2006 or 2005. The development of EZ initiatives will continue as a part of our ongoing strategy

Our Diversified Entertainment Content

Our diversified entertainment content offerings primarily consist of online games, including MMORPGs and casual games, which are primarily operated and managed by SDG, as well as online chess and board games, a network PC game platform, original online literature and mobile games.

MMORPGs

Our MMORPGs are action-adventure based, and draw upon themes including martial arts, combat, fantasy adventure and historical events. Each MMORPG creates a virtual world within which players interact with one another inside the game. Typical features of our MMORPGs include the following:

•	players may assume the ongoing role, or alter-ego, of a particular game character, each with different strengths and weaknesses;

•
each game character may gain experience and collect certain game features and items, such as weapons and points, which increase the status and power of the game character and, in the process, build a strong game identity; the variety of features that are available means that a player is unlikely to “meet” anyone in the virtual world exactly like his or her game character;

•	although each game character may be unique, groups of players may, and often must, form teams or alliances to fulfill certain game objectives, such as quests and missions;

•
game features and items may be “traded” or “sold” within the game, and game characters may take on life-like social experiences such as getting married and forming master/disciple relationships with other players; in addition, players may communicate with each other through our instant messaging service or our chat room during the game on SDO’s operation platform which supports all of our online games;

•	special events are held from time to time to stimulate group interest, such as “fortress raids” where players are encouraged to form groups and attack a particular fortress at a specified time; and

•	the game is ultimately never won or lost, but instead continues through a game story that is interactively written by the game developer and players and does not have a natural ending.

Most of our MMORPGs are now operated under our CSP revenue model. Under the CSP revenue model, users are able to play the basic functions of a MMORPG for free and may choose to purchase in-game value-added services, as well as certain in-game items and premium features, which enhance the game experience. As was the case with our traditional subscription-based pay-to-play revenue model, payment is collected upon the sale of our pre-paid cards under the CSP revenue model. However, game points are consumed as users purchase value-added services and in-game items, instead of as users play the games, which allows us to create additional sources of revenue by offering increased in-game items and premium features through new expansion packs.

In preparation for the commercial launch of a new game, we conduct closed beta testing of the game in an effort to eliminate technical problems. This closed beta testing is followed by open beta testing in which we allow our registered users to play in open market conditions to ensure performance consistency and stability of operation systems.

The following table summarizes the eleven MMORPGs or other massively multiplayer online games that we offered as of December 31, 2007:

Game	Description	Game Source	Date of Commercial Launch
Mir II	Martial arts adventure	Licensed	November 2001
Woool	Martial arts adventure	In-house developed	October 2003
The Sign	3D martial arts adventure	In-house developed	May 2004
The Age	Society simulation	In-house developed	June 2004
Magical Land	Fantasy role-playing	In-house developed	July 2005
R.O.	Fantasy role-playing	Licensed	September 2005
Archlord	3D martial arts adventure	Licensed	July 2006
Latale	Cartoon role-playing	In-house developed	April 2007
Fengyun Online	3D martial arts adventure	Acquisition	July 2007
World Hegemony	Strategy web game	In-house developed	November 2007
Dungeons and Dragons Online	3D fantasy role-playing	Licensed	December 2007

In 2007, the highest APA reached 3.47 million and the highest ARPU reached RMB59.7 for our MMORPGs. In 2007, we commercially launched four MMORPGs, namely Latale, Dungeons and Dragons Online, Fengyun Online and World Hegemony.

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

The following table summarizes the nine casual games that we offered as of December 31, 2007:

Game	Description	Game Source	Launch
BNB	Battle	Licensed	August 2003
GetAmped	3D fighting game	Licensed	May 2004
Maple Story	Side-scrolling combat game	Licensed	August 2004
Shanda Richman	3D strategy	In-house developed	December 2005
Crazy Kart	3D racing game	In-house developed	March 2006
Kung Fu Kids	3D fighting game	In-house developed	June 2007
Tales Runner	3D running game	Licensed	July 2007
Push Push Online	Battle	In-house developed	November 2007
Popland	Battle	In-house developed	December 2007

In 2007, the highest APA reached 2.38 million and the highest ARPU, reached RMB18.1 for our casual games (including our online chess and board games and our network PC games platform). In 2007, we commercially launched 4 casual games, namely Kung Fu Kids, Tales Runner, Push Push Online and Popland.

Our Online Chess and Board Games

Our online chess and board games are mainly offered through Hangzhou Bianfeng, which we acquired in 2004, and Gametea, which we acquired in 2005. Through Hangzhou Bianfeng and Gametea, we offer a variety of games, including card games, board games, mahjong and simple arcade games.

Our Original Online Literature

We also provide original literature on three Chinese language original literature portals, namely Qidian, Jinjiang Literature City, or Jinjiang, and Hongxiu.com. We acquired Qidian in 2004, 50% of Jinjiang’s outstanding shares in 2007 and 60% of Hongxiu.com’s outstanding shares in 2008. Through these literature portals, we publish original works, including magic fantasy works, science fiction works and other works, of independent writers.  Users can access for free certain sections of the original works and can pay a membership fee to read a complete work and to access a broader selection of content.

Network PC Games Platform

Through Haofang, which we acquired in May 2005, we provide a personal computer game network to our users. Through this platform, users of PC games are able to find and connect through the Internet with other players of the same PC games. This enables users to form a large virtual network to interact with other users. Without such an Internet based network, users of PC games would generally be limited to playing with other users that are either at the same personal computer or connected through a local area network. Unlike with our MMORPGs and casual games, we do not own or license the content that PC game players use over the Haofang network. Nonetheless, we believe that the Haofang PC game network enhances our overall online game platform.

Mobile Games

Through Digital Red, which we acquired in October 2004, we develop and offer mobile games to users of mobile phones. Digital Red offers nearly 500 individual mobile games and several online mobile games, including the mobile versions of Woool and Magical Land, to users through arrangements with various mobile phone manufacturers. Going forward, Digital Red plans to provide other mobile services in addition to mobile games.

Sources of Online Game Content

In-House Game Development

Our in-house development focuses on the development of updates, expansion and sequels of our existing MMORPGs, new MMORPGs, and casual games. As of December 31, 2007, approximately 800 employees were engaged in our in-house game development efforts in China and eleven of the twenty online games that we commercially operated were developed in-house, including five casual games.

Acquisition and Investment

We have increased our online game content offerings through strategic acquisitions.  For example, in June 2007, we acquired all of the outstanding shares of Aurora and as a result of this acquisition, all rights to Fengyun Online, which is a 3D MMORPG.

We also provide funding, through our Project 18 fund, to selected independent studios for their online game development projects.  As a condition to these investments, we obtain the intellectual property rights to the games developed by these independent studios.   For example, in 2007, we entered into a development agreement with Maishi Information Technology Limited, or Maishi and Linyu Technology Limited, or Linyu in connection with the development of Gui Chui Deng Online and Creation of Gods, respectively. In addition, we will have the right to become a substantial shareholder of Maishi and Linyu.

Co-Development

We co-develop some of our games with other game developers.  For example, we have co-developed Dead or Alive Online, which is a 3D fighting game with Tecmo Ltd., and Company of Heroes Online, which is a 3D real-time strategy PC game with THQ Inc.  Pursuant to the agreements relating to the co-development of these games, we have the right to operate the games in China and will share any third party licensing revenues as consideration for the development work performed by us. In addition, each party will own the intellectual property created by it.

Game Licensing

We license games from developers in various countries where online game use is relatively established. We monitor each of the South Korean, Japanese, United States and European markets to identify and source new online games. Prior to negotiating a license agreement with an overseas game developer, we evaluate the game in our game testing center.

The cost of licensing games from developers generally consists of an upfront licensing fee, which we normally pay in several installments, and ongoing licensing fees, or royalties, which are equal to a percentage of revenues generated from operation of the game. The ongoing licensing fee payments for games which have been commercially launched range generally from 20% to 30% of revenues for MMORPGs, and 20% to 40% of revenues for casual games. As a new development in the game licensing practice, more and more licensors require a minimum guarantee which is a fixed amount of recoupable and non-refundable advance, against which we can credit, any royalties due under the license agreement. Each of our licenses provides us with the exclusive right to operate the game in China. Most developers agree to timely provide us, without any additional charge, with updates, enhancements and improvements developed for the games licensed to us. The majority of our game licenses require the licensors to provide us with technical support. As of December 31, 2007, eight of the twenty online games that we commercially operated are licensed from overseas developers.

SDG’s Game Product Management and Technology Infrastructure

Game Product Management

SDG has a dedicated product management team for each MMORPG and casual game to manage the game contents. Each product management team acts as a product specialist to interact with SDG’s functional departments.  Specifically, SDG’s product management teams:

•	perform cost/return analysis and develop operational plans before the launch of each game;

•	coordinate internal resources and interact with the other departments to ensure the smooth operation of the game on a day-to-day basis;

•	control the timing of the release of new game versions and enhancements; and

•	manage the online game’s virtual community on an hour-by-hour basis including, for example, by organizing in-game events.

Technology Infrastructure

We have developed an extensive technology infrastructure to support the operation of our games, including a nationwide server network. Due to the real-time interaction among thousands of users, the stable operation of our MMORPGs requires a large number of servers and a significant amount of connectivity bandwidth. Due to China’s large geographical area and limitations on bandwidth, we have located game servers for our MMORPGs in a number of regions throughout China. As a result, our users can play our games using servers located in their region without exchanging data across the national network, thereby increasing the speed at which our games operate and enhancing the user experience.

As of December 31, 2007, our server network for our game operations consisted of approximately 12,500 servers and 2,100 server annex equipment units with the capacity to accommodate up to 8.5 million concurrent online users. As of December 31, 2007, we owned approximately 70% of the servers in our network, and we leased the remainder from telecommunications operators. All of the servers in our server network are located on the premises of our hosting telecommunications operators.

SDO’s Unified Community and Online Entertainment Content E-Commerce Service Platform

Shanda Online, or SDO, operates a unified community and an online entertainment content e-commerce service platform. This e-commerce service platform includes an online payment and billing system, a distribution network, a marketing platform, and a customer relationship management system, or CRM system, which consists of a customer information management system, or CIM system and customer service center. SDO’s nation-wide distribution network includes approximately 320,000 distribution points for our pre-paid cards.

We have created a unified user community by offering all of our interactive entertainment contents, including our online games, online chess and board games, and original online literature, through SDO’s online entertainment content e-commerce service platform.  Users may access all of our interactive entertainment through one single account. Each type of our interactive entertainment offerings develops a unique and distinct community of users and SDO’s e-commerce service platform aggregates and integrates these online communities into a single community.

Online Payment and Billing System

Through SDO’s e-commerce service platform’s online payment and billing system, a user may purchase virtual currency which can then be used to purchase value-added services and in-game items in our interactive entertainment.  For example, a user could purchase virtual currency to purchase an in-game item such as a weapon, for use in one of our online games or a premium membership to our original online literature content.  Fees incurred for these value-added services are deducted from a user’s account.

Our users can purchase virtual currency in the form of virtual or physical pre-paid cards and through bank cards.  Each pre-paid card, which is sold through SDO’s extensive distribution network, contains a unique access code and password that enables users to purchase virtual currency.

Distribution Network

   We have built an extensive nationwide pre-paid card distribution network. We distribute our pre-paid cards through three principal channels:

•	our e-sales system for virtual pre-paid cards;

•	our offline distribution network for physical pre-paid cards; and

•	direct online sales.

Other than direct online sales, we generally operate by selling pre-paid cards to a group of regional distributors from whom we generally collect payment on a prepaid basis. These distributors resell the cards to sub-distributors who, in turn, distribute the cards directly to Internet cafes and other retail points of sale. Based on a survey we conducted among our regional distributors in December 2007 and sales records in our e-sales system, we estimate that our e-sales and offline distribution networks include approximately 149,000 and 172,000 points of sale in China, respectively.

The following table sets forth the percentage of pre-paid card sales from each of these distribution channels in 2006 and 2007:

Distribution Channel	Prepaid Card Sales in
	2006	2007
E-sales	56.5%	53.1%
Offline Distribution	22.4%	22.1%
Direct Online Sales	20.5%	24.3%
Other	0.6%	0.5%
Total	100%	100%

In 2007, we offered average sales discounts of approximately 16.6% and 19.5%, compared to 19.3% and 16.6% in 2006 to our e-sales distributors and offline distributors, respectively.  In May 2007, we issued pre-paid cards with a special discount at the rate of 40%, which could only be used for the newly launched MMORPG, Latale. In August 2007, we issued pre-paid cards with special discount at the rate of 28%, which could only be used for some of our online games, including Magical Land, Age, GetAmped, Kung Fu Kids, Crazy Kart and The Sign, resulting in the increase of average discount rate for offline pre-paid card, partially offset by  the decrease of e-sale pre-paid card discount and the minor decrease of discount rates for ordinary pre-paid cards offered rate to our  offline distributors for certain of our games. As a result, our average sales discounts for our offline distributors increased and the average sales discount for our e-sales distributors decreased, in 2007. In addition, we are actively promoting direct online sales of our pre-paid cards through debit card payments. In 2007, we offered an average sales discount of approximately 9.1% for our prepaid cards sold directly to users via the direct online sales system. For more information on our sales discount policy, please also see subsection “A. Operating Results—Net Revenue” in Item 5 “Operating and Financial Review and Prospects.”

Marketing Platform

Due to the group interaction appeal of online games, word-of-mouth is a major medium for promoting our games. Our marketing strategy includes utilizing our large user base and nationwide distribution network to retain our existing users and attract new users. We employ a variety of traditional and online marketing programs and promotional activities, including in-game events, in-game marketing, peer user recommendation program, open beta testing and offline efforts.

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

After our transition to the CSP revenue model, we conducted more in-game events to promote our new games and existing games during holidays, which have been proven very effective and cost-efficient. Examples of these in-game events include giving virtual currency to users during Chinese New Year and organizing in-game parties during special holidays such as Christmas and Valentine’s Day.

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

Customer Relation Management System

Our CRM system includes a customer information management system, or CIM system, and a customer service center. Our CIM system operates a data center and servers which maintain user information, including user registration information and data relating to usage patterns. Our CIM system can analyze and organize the data upon game management teams’ and other content management teams’ demand. Through the CIM system, product management teams can monitor their user activities real time and manage and promote their contents according to the user data effectively.

Our customer service center includes the following three principal channels:

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

We are in the developmental stages of the EZ initiatives and EZ product sales did not constitute a significant proportion of our operations in 2007, 2006 or 2005. The development of EZ initiatives will continue as a part of our ongoing strategy

Competition

SDG competes primarily with other online game operators based in China. We believe that domestic operators, including us, are likely to have a competitive advantage over international service providers entering the China market, as these international service providers are likely to lack operational infrastructure in China and content localization experience for the China market. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international operators establish joint ventures or form alliances with, or acquire, domestic operators. In addition, we compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or other online entertainment.

SDO competes primarily with other user community platform owners and e-commerce infrastructure providers, such as Tencent and Junnet. We believe SDO has a large user community, strong distribution network and expertise in serving online game operations. We cannot assure you, however, that this competitive advantage will continue to exist.

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

As of December 31, 2007, we owned 77 software copyrights, each of which we have registered with the State Copyright Bureau of the PRC.

As of December 31, 2007, we owned 101 trademarks, each in various classes, each of which we have registered with the China Trademark Office, and had 154 trademark applications, each in various classes, pending with the China Trademark Office. We have also filed applications to register certain trademarks in a number of other jurisdictions, including Germany, Hong Kong, South Korea, the United States, India, Japan, Canada, Singapore, Vietnam and New Zealand.

As of December 31, 2007, we held 15 patents granted by the State Intellectual Property Office of the PRC and we had 58 patent applications pending with the State Intellectual Property Office. In addition, we held 5 patents that have been granted by select jurisdictions outside of China, including the US, Canada, Japan, European Union, South Korea and Singapore.

Regulatory Matters

The online game industry in China operates under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and the various ministries and agencies under its leadership. These ministries and agencies mainly include:

•	the MII;

•	the MOC;

•	the GAPP;

•	the State Copyright Bureau;

•	the SAIC;

•	the Ministry of Public Security; and

•	the Bureau of State Secrecy.

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

Foreign Ownership Restrictions

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes operating online games, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the required licenses for operating online games in China. In order to comply with foreign ownership restrictions, we operate our online game business in China through Shanda Networking, which is wholly-owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our director and chief operating officer, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Under PRC law, we cannot hold the licenses and approvals necessary to operate our online games because those licenses and approvals can only be held by domestic PRC persons and we are not considered to be a domestic PRC person for this purpose. We believe that (1) the ownership structures of our company, Shengqu and our PRC operating companies are in compliance with existing PRC laws and regulations, (2) our contractual arrangements with Shanda Networking and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (3) the business operations of our company, Shengqu and our PRC operating companies, as described in this annual report, are in compliance with existing PRC laws and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to our view. If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online game industry, we could be subject to severe penalties.

Licenses

There are a number of aspects of our business which require us to obtain licenses from a variety of PRC regulatory authorities.

As ICP service providers, our PRC operating companies are required to either hold value-added telecommunications business operation licenses, or ICP licenses, issued by MII or its local offices or be sublicensed by qualified ICP license holders. Moreover, ICP operators providing ICP services in multiple provinces, autonomous regions and centrally administered municipalities may be required to obtain an inter-regional ICP license. Shanda Networking and Shanghai Shulong Technology Development Co., Ltd., or Shulong, have already obtained inter-regional ICP licenses, which both cover short message services, or SMS services. Shanda Networking’s license also covers online bulletin board service. Nanjing Shanda and Hangzhou Bianfeng currently conduct ICP businesses by having sublicensing arrangements with Shanda Networking, which are recorded on Shanda Networking’s ICP license.

Each ICP license holder that engages in the supply and servicing of Internet cultural products, which include online games, must obtain an additional Internet culture business operations license from the MOC. Shanda Networking holds an Internet culture business operations license issued by the MOC. In connection with our launch of certain EZ series products, which offer video and audio content, such as music and movies, we may need to obtain a license from SARFT. We understand that non-state-owned companies may not be able to obtain such a license and, accordingly, if it is determined that such a license is required our EZ initiative may be materially and adversely affected.

The GAPP and the MII jointly impose a license requirement for any company that intends to engage in online publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Shanda Networking holds an online publishing license for online games issued by the GAPP. In addition, the MOC requires us to submit for its content review and approval any online games we would like to import. If we import games without that approval, the MOC may impose penalties on us, including revoking our Internet culture business operations license required for the operation of online games in China.

The Ministry of Public Security imposes a license requirement for any company that intends to engage in the development and sales of computer and information system safety guard products. Shanda Networking holds a computer and information system safety guard products sales license issued by the Ministry of Public Security.

ICP License Sublicensing

According to rules promulgated by the MII, an ICP service provider that has obtained an inter-regional ICP license shall conduct its business operations in provinces, autonomous regions and centrally administered municipalities as covered by its license within one year after acquiring the license. An inter-regional ICP service provider may authorize its subsidiaries or its branches to conduct an ICP business in licensed regions. If it authorizes its subsidiaries, the ICP service provider’s shareholding in such subsidiaries must be greater than 51%. Moreover, an ICP service provider shall not authorize two or more subsidiaries or branches to conduct the same ICP business in the same region. Shanda Networking has authorized Nanjing Shanda and Hangzhou Bianfeng to conduct ICP business in several regions. Nanjing Shanda is responsible for the east and central-south of China. Hangzhou Bianfeng is responsible for north-east China. Shanda Networking will continue to conduct online game business in residual regions, with its Xian branch, Beijing branch and its subsidiary, Chengdu Jisheng Technology Co., Ltd. being responsible for north-west China, north China and south-west China, respectively. Shulong has set up five branches and authorized them to conduct ICP business in five regions of north China, north-east China, central-south China, south-west China and north-west China. Shulong is responsible for east China.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MII, the MOC and the GAPP. These measures specifically prohibit Internet activities, which includes the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In addition, the PRC government has promulgated regulations that require online game operators to implement anti-addiction measures for users under eighteen years of age. The regulations provide that the anti-addiction system must be formally implemented beginning on July 16, 2007. See Item 3.D. “Risk Factors—Risks Relating to our Business—Negative publicity in China regarding online games could lead to additional government regulations that may have a material and adverse impact on our business, financial condition and results of operations.”

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

Import Regulation

Our ability to license online games from abroad and import them into China is regulated in several ways. We are required to register with the MOC any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we cannot remit licensing fees out of China to any foreign game licensor. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we are not allowed to publish or reproduce the imported game software in China. In addition, imported online game software is also required to pass a content examination by the MOC. Any imported online game software, which has not been examined and approved by the MOC, is not allowed to be put into operation in China.

Publishing Regulation

Our publishing activities include both online publishing and offline publishing. In order to engage in the online publishing business, we have obtained licenses for online game publishing from both the GAPP and the MOC. We do not hold the required license to engage in online or offline literature publishing. In order to operate our original online literature publishing business, Shanda Networking has applied to GAPP to expand its Internet publication license, which was originally granted for the publication of online games, to encompass, among other things, books literary works and other electronic publications. We believe that Shanda Networking has satisfied all qualifications required to obtain the permission to expand its license and we do not believe that, while its application is pending, the regulatory authorities will take any action against it. However, we cannot assure you that it will obtain this approval or that the regulatory authority will not take any action against it. In order to operate the offline publishing business, we cooperate with companies that are licensed to conduct such business.

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

Internet Cafe Regulation

Internet cafes are required to obtain a license from the MOC and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafes, many Internet cafes distribute our virtual pre-paid cards. The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafes, which are currently the primary venue for our users to play online games. In February 2004, the SAIC and other related government agencies issued a notice to suspend issuance of new Internet cafe licenses for a six month period. In January 2007, 14 PRC government departments jointly issued a circular in connection with the strengthening of Internet cafe and online game administration. According to the circular, local authorities are barred from issuing new Internet cafe licenses for the remainder of 2007. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our customer base.

Privacy Protection

PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits

Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MII or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

C.	ORGANIZATIONAL STRUCTURE

We are a Cayman Islands exempted company and we conduct our operations in China primarily through our PRC subsidiaries, which are our indirectly wholly-owned subsidiaries. We and Shengqu are foreign or foreign-invested enterprises under PRC law and accordingly are ineligible to apply for a license to operate online games.

In order to comply with foreign ownership restrictions, we operate our online game business in China through Shanda Networking, which is wholly-owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our director and chief operating officer, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Our PRC operating companies, and other subsidiaries of Shanda Networking hold the licenses and approvals that are required to operate our online game business and to sell online advertising on our web pages, and Shengqu owns the substantial majority of our physical assets.

Shengqu has entered into a series of contractual arrangements with Shanda Networking and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of Shanda Networking and its subsidiaries (including the other PRC operating companies) and accordingly we consolidate the results of operations of Shanda Networking and its subsidiaries in our financial statements. However, neither we nor Shengqu owns the equity of our PRC operating companies, and, although we consolidate the results of our PRC operating companies in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations through our contractual arrangements with Shanda Networking, we do not have direct access to the cash and cash equivalents or future earnings of our PRC operating companies.

Shanda Computer operates our unified community and online entertainment e-commerce service platform. Shanda Computer has entered into a series of agreements with our PRC operating companies, pursuant to which Shanda Computer provides technical services and software licenses to our PRC operating companies.

As of December 31, 2007, we had approximately RMB1,985.3 million (US$272.2 million) in cash and cash equivalents, of which RMB659.1 million (US$90.4 million) was held by Shanda Networking and its subsidiaries.

Pursuant to our contractual arrangements between our PRC subsidiaries and our PRC operating companies, we provide services, software licenses and equipment to our PRC operating companies in exchange for fees. The principal service, software license and equipment lease agreements that we have entered into are:

•	Equipment leasing agreements, pursuant to which our PRC operating companies lease a substantial majority of their operating assets from Shengqu;

•	Technical support agreements, pursuant to which Shanda Computer provides technical support for our PRC operating companies’ operations;

•	Technology licensing agreements, pursuant to which Shanda Computer licenses operation support systems to our PRC operating companies;

•	Software license agreements, pursuant to which Shengqu licenses certain software to our PRC operating companies;

•	Strategic consulting agreements, pursuant to which Shengqu provides strategic consulting services to Shanda Networking and Hangzhou Bianfeng; and

•	Online game distribution and service agreements, pursuant to which our PRC operating companies distribute and service certain online games that are licensed or owned by Shengqu.

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

The following diagram illustrates our corporate and share ownership structure as of March 31, 2008.

Shanda Interactive Entertainment Limited (Cayman Islands)
100%
100%
(1)
Shanda Online Holdings Limited (Cayman Islands)
Shanda Games Holdings (HK) Ltd. (Hong Kong)
100%
100%
Shanda Online International (HK) Ltd. (Hong Kong)
Shengqu Information Technology (Shanghai) Co., Ltd. (PRC)
100%
Shanda Computer (Shanghai) Co., Ltd. (PRC)
Tianqiao Chen
Danian Chen
70%
30%
Shanghai Shanda Networking Co., Ltd. (PRC)
(2)
Equity Interest
Contracts relating to transfer of assets and provisions of services, software licenses and equipment
Contracts with shareholders of Shanda Networking relating to governance of, and rights over, Shanda Networking

____________

(1)	Shanda Interactive Entertainment Limited holds a beneficial ownership interest in a number of subsidiaries and investee companies, a list of which is set forth below.

(2)
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

Subsidiaries and Investee Companies

The following table sets forth the direct and indirect subsidiaries and investee companies of Shanda Interactive Entertainment Limited as of March 31, 2008.

	Shanda Interactive Entertainment’s Beneficial Ownership Percentage (1)	Jurisdiction of Incorporation	Business

Grandpro Technology Ltd.	85.03%	BVI	Network PC game platform operator
Shanda Holdings Limited	100%	BVI	Investment Holding
Shanda Zona LLC	100%	Delaware	Developer and provider of server infrastructure
Shanda Zona Limited	100%	BVI	Developer and provider of server infrastructure
Actoz Soft Co., Ltd.	50.1%	Korea	Developer, operator and publisher of online games

Grandpro Technology (Shanghai) Co., Ltd.	100%	PRC	Network PC game platform operator
Shanda Online Holdings Limited	100%	Cayman	Investment Holding
EZ Home Holdings (HK) Limited	100%	Hong Kong	Investment Holding
Sicent International (HK) Ltd.	100%	Hong Kong	Investment Holding
In-game Media Holdings (HK) Ltd.	100%	Hong Kong	Investment Holding
Shanda Publishing (HK) Limited	100%	Hong Kong	Investment Holding
Chengdu Guangmang Technology Co., Ltd.	20%	PRC	Online game development

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

	Shanda Networking’s Beneficial Ownership Percentage(1)	Jurisdiction of Incorporation	Business
Nanjing Shanda Networking Co., Ltd.	100%	PRC	Operation of online games
Hangzhou Bianfeng Networking Co., Ltd.	100%	PRC	Operation of online games
Shanghai Shengjin Software Development Co., Ltd.	100%	PRC	Development of online games
Shanghai Shengpin Network Technology Development Co., Ltd.	100%	PRC	Development of online games
Shanghai Shanda Xinhua Network Development Co., Ltd.	56.0%	PRC	Development and distribution of game publications and Products
Shanghai Orient Youth Culture Development Co., Ltd.	16.8%(2)	PRC	Expo services, consulting services related to international cultural activities, and advertising business
Chengdu Jisheng Technology Co., Ltd.	100.0%	PRC	Development and distribution of management software for Internet cafes
Shanghai Shulong Technology Development Co., Ltd.	100.0%	PRC	Short messaging services
Shanghai Haofang Online Information Technology Co., Ltd.	100%	PRC	Operation of network PC game platform
Hangzhou Bianfeng Software Co., Ltd.	100%	PRC	Development and operation of online chess and board games
Beijing Manyou Tiandi Networking Service Co., Ltd.	51.02%	PRC	Development of virtual community website
Shanghai Xuanting Entertainment Information Technology Co., Ltd.	100%	PRC	Publication of original literature online
Beijing Digital Red Software Technology Co., Ltd.	100%	PRC	Development of mobile phone-based wireless games
Shanghai Shengyue Advertisement Co., Ltd.	100%	PRC	Provider of online advertising services
Beijing Shengkai Interactive Entertainment Technology Co., Ltd.	75%	PRC	Development of video games.

Shanghai Shanda Family Culture Communication Co., Ltd.	49%	PRC	Distributor of magazines
Shanghai Shengci Network Technology Co., Ltd.	100%	PRC	Developer of instant message software
Wenzhou Chuangjia Technology Co., Ltd.	100%	PRC	Development and operation of online chess and board games.
Shanghai Shengyu Networking Technology Co., Ltd.	100%	PRC	Developer of software
Chengdu Aurora Technology Development Co., Ltd.	100%	PRC	Operation of online games
Shanghai Shengguang Networking Technology Co., Ltd.	40%	PRC	Developer of software
Beijing Jinjiang Original Network Technology Co., Ltd.	50%	PRC	Publication of original literature online
Dalian Shanda Networking Co., Ltd.	100%	PRC	Operation of online games

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

As of March 31, 2008, we currently occupy approximately 2,000 square meters of leased office space and warehouse space in a number of locations in Shanghai and approximately 6,500 square meters of additional leased office space in Beijing, Shenzhen, Chengdu, Hangzhou, Guangzhou and Wuhan, China; Tokyo, Japan; and Santa Clara, California. We believe that our existing facilities are adequate for our current requirements.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

Overview

We are a leading interactive entertainment company and one of the largest operators of online games in China. We offer a portfolio of diversified entertainment content including some of the most popular massively multi-player online role playing games, or MMORPGs, and casual online games in China, along with online chess and board games, a network PC game platform, original online literature and mobile games.

Prior to November 2005, we operated all MMORPGs under a pay-to-play model, or “Come-Pay-Stay” (CPS) model. Under this model, users are charged based on the duration of time spent playing games. Beginning in November 2005, we introduced a “Come-Stay-Pay”, or CSP, revenue model for Mir II, Woool, and Magical Land, which are three of our leading MMORPGs. Under the new CSP revenue model, users are able to play the basic functions of an MMORPG for free and may choose to purchase in-game value-added services, including certain in-game items and premium features, which enhance the game experience. In 2007, our CSP revenue model was expanded to most of our MMORPGs.  The CSP revenue model allows us to make frequent adjustments to meet the changing demands of users, which effectively prolongs the lives of our MMORPG titles. Under CSP revenue model, online games were transformed from merely game products to an entertainment platform. We are able to attract more users and increase the revenue by creating demand and satisfy the needs of our users in the virtual community. Our revenue from online game operation has grown sequentially in each of the eight quarters since the adoption of the CSP revenue model.

In November 2005, we introduced our EZ Center platform as a unified software solution on top of our service platform to integrate entertainment and informational content from the Internet and provide users with access through a user-friendly interface. The EZ Pod, which is the first product launched off our EZ Center platform, enables PC users to navigate and access the aggregated Internet content over our EZ Center platform using a remote control. In 2006, we modified our EZ Center platform strategy to focus on providing PC users with console-like game experiences. The Group is in the developmental stages of the EZ initiatives and EZ product sales did not constitute a significant proportion of the Group's operations in 2007, 2006 and 2005. The development of EZ initiatives will continue as part of the Group's ongoing strategy

Factors Affecting Results of Operations

Significant factors affecting our financial condition and results of operations include:

•	the commercial lifespan of the online games and other content that we offer, and our ability to extend their lifespan and/or replace such content with new popular online games during that lifespan;

•	the willingness of users to purchase in-game value-added services following the introduction of our CSP revenue model for our MMORPGs;

•	our ability to offer various virtual items or value-added services users prefer under the CSP revenue model;

•
the arrival of additional competition into our markets and its erosion of any first-mover advantage that we might have benefited from by having been one of the first entrants into the online game market in China, and any effect on market prices and the costs of our services and operations;

•
our ability to successfully grow through the identification and acquisition of complementary businesses on terms acceptable to us and our ability to successfully integrate acquired companies and realize synergies envisioned at the time of acquisition;

•	our ability to successfully transition from a pure online game company to an interactive entertainment media platform, content and service provider;

•	the cost of researching, developing and marketing new products;

•	the costs of in-house development, acquisition, licensing and co-development of new games;

•	the future availability of preferential tax treatments and government financial incentives in China;

•	the discounts offered for sales of our prepaid cards;

•	the effect of PRC regulations on the conduct of our operations;

•	the growth of Internet and personal computer use and the popularity of these media as a source of entertainment; and

•	natural disasters, such as earthquakes, health epidemics and other outbreaks of contagious diseases, including avian flu and SARS.

Related Party Arrangements

In order to comply with current foreign ownership restrictions, we operate our online game business in China through Shanda Networking, a company wholly-owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our director and chief operating officer, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Tianqiao Chen and Danian Chen, together with Qianqian Luo, also indirectly own all of the shares of Premium Lead as of March 31, 2008. We have entered into a series of contractual arrangements with Shanda Networking, Nanjing Shanda, Hangzhou Bianfeng and the shareholders of Shanda Networking, pursuant to which we, through our PRC subsidiaries, provide services, software licenses and equipment to our PRC operating companies in exchange for fees. In addition, we have undertaken to provide financial support to our PRC operating companies to the extent necessary for their operations. As a result of these contractual arrangements, we are considered the primary beneficiary of our PRC operating companies and consolidate the results of operations of our PRC operating companies in our financial statements. For a description of our contractual arrangements with Shanda Networking and its shareholders and with Nanjing Shanda and Hangzhou Bianfeng, see “Organizational Structure” in Item 4 and “Major Shareholders and Related Party Transactions” in Item 7.

A.	OPERATING RESULTS

Our operating results include the consolidation of the financial results of each of Aurora  and Actoz beginning in the third quarter of 2007. Prior to the third quarter of 2007, we recorded our minority equity interest in Actoz under “investment securities”.

Net Revenues

In 2007, we had net revenues of RMB2,467.3 million (US$338.2 million), of which net revenues from our online games were RMB2,370.6 million (US$325.0 million), accounting for approximately 96.1% of total net revenues, and net revenues from other sources were RMB96.7 million (US$13.3 million), accounting for approximately 3.9% of total net revenues. Our online game revenues are net of a sales discount, which in 2007 averaged approximately 16.6%, 19.5% and 9.1 % of the face value of our pre-paid cards that we sell to our e-sales distributors, offline distributors and end-users via direct online payment, respectively. The sales discounts represent the difference between the price at which we sell pre-paid cards to distributors and the face value of the pre-paid cards.

Our net revenues reflect a deduction from our revenues for business taxes and related surcharges incurred in connection with our China operations. Since Shanda Networking and its subsidiaries operate in China, their revenues are subject to a business tax, at an effective rate of 4.58% for 2007, on revenues earned from services provided in the PRC. We deduct these amounts from our revenues to arrive at our net revenues. Due to the preferential treatments for qualified high technology companies in China and the incentive from local government to encourage regional business development, a portion of our revenues for which we previously paid business taxes in connection with our operations in China are currently refunded to us in the form of government financial incentives, but the amount of the financial incentives and the timing to grant them are subject to determination of the government authorities. Upon receipt, these government financial incentives are recognized as other income in our statements of operations and comprehensive income. Please see “Taxation” in Item 10 “Additional Information” and note 6 to our consolidated financial statements.

Sources of Revenues

Online game revenues. We derive our online game revenues, which constitute substantially all of our revenues, from online game usage fees and purchases of in-game items paid by users of our MMORPGs and casual games. Mir II and Woool are our two most popular MMORPGs and accounted for 52.7% and 22.4% of our net revenues in 2007, respectively. However, we believe that Mir II and Woool, which we commercially launched in the fourth quarter of 2001 and the third quarter of 2003, respectively, have already entered into a mature stage of their lifecycles. To maximize the lifespan of Mir II and Woool, we have taken various measures to upgrade in-game features and offer a variety of customized in-game virtual items and value-added services to players under the CSP revenue model. Going forward, we expect Mir II and Woool to continue to be significant contributors to our net revenues during the remainder of their respective lifecycles. Revenues from casual games are primarily derived from BNB and Maple Story. In 2007, the revenue contribution from casual games decreased to 13.4% of total net revenue from 18.3% of total net revenue in 2006. Previously under the CPS model, online games had a relatively short commercial lifecycle of typically four to five years for successful games. Our new CSP revenue model has prolonged the lifecycle of our online games by creating an online community instead of merely offering a stand-alone game product. Accordingly, we believe that developing new versions of our existing games is just as important as developing and launching new games. As part of our efforts to introduce new content to our users, we commercially launched four MMORPGs, namely Fengyun Online, Dungeons and Dragons Online, Latale and World Hegemony, and four casual games, namely

Tales Runner, Kung Fu Kids, Push Push Online, and Pop Land, as well the expansion packs for most of our MMORPGs and casual games in 2007. In addition, we have entered into license or co-development agreements to operate a number of new games including but not limited to Atrix, Chang Chun Online, Dragon Nest, Freejack, Aion, Company of Heroes Online and Dead or Alive Online , most of which we expect will be launched in 2008. With the combination of our new games and the expansion packs for our existing games, we expect that our online game revenues will grow sequentially in 2008.

Other net revenues. Our other net revenues primarily consist of net revenues from subscription fees from our original online literature websites, net revenues from online advertisement, service fees from rendering management software to Internet cafes, mobile valued-added services revenue, sales of EZ series products, sale of E-Key and other online game related auxiliary products. In 2007, the contribution from other revenues decreased to 3.9% of total net revenue from 6.7% of total net revenues in 2006.

Significant Factors

Come-Pay-Stay (CPS) revenue model. Prior to late November 2005, our MMORPG online game revenues were primarily derived from the purchase and utilization of playing time by our users. Accordingly, the two primary factors that affected our MMORPG online game revenues were:

•	the length of time that users play our games, or total user-hours; and

•	our average revenue per user-hour.

We calculated our total user-hours based on our average concurrent users, which is a commonly used industry statistic and is still used by some online game operators in China. In a given period, the number of total user-hours equals the average concurrent users for that period multiplied by the number of hours in that period. In measuring average concurrent users, we determined the number of users logged on to each of our commercially launched games at one minute intervals, and then averaged that data over the course of a day to derive daily averages. Average daily information was further averaged over a particular period to determine average concurrent users for that period.

Our average revenue per user-hour was derived by taking the revenues from our online games for a period and dividing this number by total user-hours in that period.

Come-Stay-Pay (CSP) revenue model. In late November 2005, we adopted a CSP revenue model for Mir II, Magical Land and Woool, which are three of our leading MMORPGs. By the end of 2007, we had adopted the CSP revenue model in all of our casual games and most of our MMORPGs. Under this model, users purchase value-added services and in-game items by converting game points from pre-paid cards. Because playing the basic features of the game is free and the purchase of in-game items is optional, average concurrent users is no longer a significant factor under this model as was the case under the CPS revenue model. The most significant factors that affect MMORPG and casual game revenue under the CSP revenue model are:

•	the number of active paying accounts; and

•	the average revenue per active paying account.

The number of active paying accounts for any given period is equal to the number of accounts from which game points are utilized during such period. Our average revenue per paying account is equal to our revenue for the given period divided by our active paying accounts in that period. For a discussion of factors that might affect the number of active paying casual game account and the average revenue per active paying account, see “Risk Factors” in Item 3 “Key Information”.

Revenue Collection

Our online game revenues are collected through the sale of pre-paid cards, which we sell in both virtual and physical form, to third-party distributors and retailers, including Internet cafes, as well as through our direct online payment systems. In most cases, we receive cash payments from these parties in exchange for delivery of the pre-paid cards. We do not provide refunds to these distributors or retailers with respect to unsold inventories of pre-paid cards. We also collect online game revenues through certain telecommunications service operators that bundle broadband access services for home users with our online games. In May 2007, we issued pre-paid cards with special discount at the rate of 40%, which could only be used for the newly launched MMORPG, Latale. In August 2007, we issued pre-paid cards with special discount at the rate of 28%, which could only be used for some of our online games, including Magical Land, The Age, GetAmped, Kung Fu Kids, Crazy Kart and The Sign. As a result, the average discount rate for offline pre-paid card increased from 16.6% in 2006 to 19.5% in 2007, partially offset by the decrease of e-sale pre-paid card discount from 19.3% in 2006 to 16.6% in 2007 and a decrease of discount rates for ordinary pre-paid cards offered to our distributors.

Our other revenues are collected from sales of EZ series products, sales of our E-key, subscription fees from our original online literature websites, advertising revenues, fees from online advertisement, service fees from rendering management software to Internet cafes, fees from other online game-related auxiliary products and payments from mobile telecommunications service operators in connection with our SMS services.

In 2007, we recognised a recovery of bad debt in the amount of RMB7.4 million (US$1.0 million), which was mainly due to the collection of overdue receivables which we had previously written off. As of December 31, 2007, we had net accounts receivable of RMB32.2 million (US$4.4 million), which were also mainly due from purchasers of online advertising, SMS services, sales of EZ series products and pre-paid cards.

Revenue Recognition and Deferred Revenue

In the case of games operated under the CPS revenue model, we recognize revenues based on the time units actually consumed by our users, and, in the case of the games operated under CSP revenue model, we recognize revenues over the life of the in-game premium features users purchase or as the premium features are consumed. We also recognize revenues when our users who had previously purchased playing time and/or points are no longer entitled to access the online games in accordance with our published expiration policy. We account for the amounts received upon the sale of pre-paid cards, but prior to usage or expiration of the value sold, as deferred revenue in our consolidated balance sheets. Deferred revenue is reduced as revenues are recognized. As of December 31, 2007, we had deferred revenue of RMB408.6 million (US$56.0 million), an increase from RMB201.6 million as of December 31, 2006.

Sales Tax

Our PRC companies are subject to PRC business tax. We primarily pay business tax on gross revenues generated from online game operations, rentals, service fees and license fees. Our PRC operating companies pay business tax on their gross revenues derived from online game operations at a rate ranging from 3% to 5%, and this business tax is deducted from total revenues. In addition, our PRC subsidiaries pay a 5% business tax on the gross revenues derived from their contractual arrangements with our PRC operating companies, and these taxes are primarily recorded in operating expenses in accordance with our accounting policy.

Cost of Revenues

Our cost of revenues primarily consists of ongoing licensing fees for online games, amortization of upfront licensing fees and other intangible assets related to game operations, server leasing and maintenance fees, salary and benefits, depreciation of property, equipment and software.

Ongoing licensing fees. The cost of licensing games from developers consists of upfront licensing fees, which are generally paid in several installments, and ongoing licensing fees, which are equal to a percentage of our revenues generated from the relevant licensed game. The ongoing licensing fee payments range from 20% to 30% of revenues for our commercially launched MMORPGs, and from 20% to 40% of our revenues for our commercially launched casual games. The cost of ongoing licensing fees was equal to 15.7% of our net revenues in 2007 and 17.7% of our net revenues in 2006, and constituted the largest component of our cost of revenue in each such period. Eight of the twenty online games we offer commercially are licensed from third parties. The decrease of ongoing licensing fees as a percentage of our net revenues is primarily due to the consolidation of Actoz’s financial results beginning in the third quarter of 2007. In 2008, we expect that ongoing license fees will increase as a result of continued growth of revenues from licensed games.

Amortization of upfront licensing fees and other intangible assets related to game operations. Amortization of upfront licensing fees and other intangible assets related to game operations was equal to 3.9% of our net revenues in 2007 and 3.4% of our net revenues in 2006. Upfront licensing fees are paid to developers of the licensed games in several installments and are amortized over the licensed period upon commercial launch of the games. Other intangible assets related to game operations includes the software, copyright, and other intellectual property rights acquired in connection with various business combinations. As a result of licensing new games and purchasing software related to game operations, we expect the amortization of upfront licensing fees and other intangible assets related to game operations to increase in 2008. During the year ended December 31, 2007 we recognized an impairment of intangible assets in the amount of RMB20.1 million (US$2.8 million), primarily relating to license fees of Dungeons and Dragon Online.

Server leasing and maintenance fees. Server leasing and maintenance fees were equal to 3.5% of our net revenues in 2007 and 5.9% of our net revenues in 2006. The decrease of server leasing and maintenance fees as a percentage of net revenues was primarily due to elimination or combination of server groups for existing games as part of our cost saving efforts, partially offset by the increased costs for the additional servers in connection with the introduction of our new games. As of December 31, 2007, we leased approximately 30% of our servers, primarily from telecommunications companies. These companies host our server network, and receive maintenance fees from us in addition to the lease payments. The majority of our server leases have variable payment obligations based on the number of our users logging on to each relevant server. We expect our server leasing and maintenance fees to increase in 2008 as we lease and purchase additional servers as we introduce new games.

Depreciation of property, equipment and software. Depreciation of property, equipment and software, which consisted primarily of servers and other computer equipment, was equal to 2.2% of our net revenues in 2007 and 3.2% of our net revenues in 2006 We include depreciation expenses within our cost of revenue when the relevant assets are directly related to the operations of our online games network and provision of online games services. Depreciation expenses are characterized as operating expenses in all other cases. As we expect to continue to purchase additional servers in connection with the introduction of new games, we believe that our depreciation expenses as a percentage of our net revenues will continue to increase in 2008.

Salary and benefits. Salary and benefits expense was equal to 2.7% of our net revenues in 2007 and 3.2% of our net revenues in 2006. Salary and benefits expense includes employee wages and welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits. Salary and benefits expense included in our cost of revenue primarily relates to employees involved in the operation of our online games, including network maintenance, billing systems and our call center. In 2007 and 2006, approximately 21.8% and 21.3%, respectively, of our salary and benefits expense was included in our cost of revenue, with the remainder constituting operating expenses. Beginning from the second quarter of 2006, we adopted a new compensation structure for employees that operate our games, pursuant to which an employee’s bonus is tied to the financial performance of the game that his group operates. Moreover, we typically perform a merit-based increase in salaries throughout the Company in the third quarter of every year. Based on the expected commercial launch of new games in 2008, the increased number of employees involved in game operations, the results of the new compensation structure and the anticipated increase in salaries in the third quarter, we expect the salary and benefit expenses to increase in 2008.

Gross profit/margin. Gross profit represented 67.3% of our net revenues in 2007 and 58.3% of our net revenues in 2006.

Operating Expenses

Our operating expenses consist of product development expenses, sales and marketing expenses, general and administrative expenses.

Product development expenses. Product development expenses were equal to 6.6% of our net revenues in 2007 and 10.1% of our net revenues in 2006. Our product development expenses primarily consist of salary, benefits expenses of personnel engaged in the research and development of our products, amortization of software used by our research and development center, rental and management fees for office space used by our research and development center, and depreciation of equipment used in research and development activities. We expect our product development expenses to increase in 2008 as we acquire additional game titles through funding game development by independent studios and our in-house development, and the full year consolidation of Actoz.

Sales and marketing expenses. Sales and marketing expenses were equal to 7.3% of our net revenues in 2007 and 10.9% of our net revenues in 2006. Our sales and marketing expenses primarily consist of promotion, advertising and sponsorship of media events and salary, benefits expenses and share-based compensation of our sales and marketing department. Beginning in 2006, we took various measures to improve the budget control procedure. Our sales and marketing budget is set based on a certain percentage of forecasted revenues on a quarterly basis, and then we allocate budgets to each of our teams responsible for existing and new games, as well as our other business lines. In 2007, we changed our employee compensation scheme for sales and marketing employees to link their bonuses to the actual performance of the game for which his group works. We expect that our sales and marketing expenses to increase due to the expansion of our online game portfolio.

General and administrative expenses. General and administrative expenses were equal to 12.8% of our net revenues in 2007 and 14.4% of our net revenues in 2006. General and administrative expenses primarily consist of salary, benefits expenses and share-based compensation for general management, finance and administrative personnel, professional service fees, business tax expense, and provision for doubtful debts. Our business tax expense primarily relates to services and licensing fees paid by our PRC operating companies to our PRC subsidiaries. Going forward, we expect the general and administrative expenses to increase in 2008 due to the increased business tax to be paid by our PRC operating companies, as a result of the expected growth of game revenues. See the sections entitled “Our Corporate Structure” and “Related Party Transactions” in Item 7 “Major Shareholders and Related Party Transactions” for additional description of the relationship between our PRC subsidiaries and our PRC operating companies.

Income from operations/margin. In 2007, our income from operations accounted for 40.6% of our net revenues.  In 2006, our income from operations accounted for 22.8% of our net revenues.

Other Income

Our other income consists primarily of government financial incentives that certain of our PRC companies receive from municipal governments and that are calculated with reference to taxable income and revenues, as the case may be. In 2006 and 2007, we received aggregate government financial incentives of RMB83.9 million and RMB57.5 million (US$7.9 million), respectively, from municipal governments. Going forward, eligibility for the government financial incentives we are to receive requires that we continue to meet a number of government financial and non-financial criteria, which generally include:

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

In 2008, we expect to continue receiving government financial incentives related to our taxable income and revenues in 2007. Such government financial incentives will be subject to periodic time lags and inconsistent municipal government practice on payment times.

In 2007, other income also includes a foreign exchange loss of RMB5.4 million (US$0.7 million), primarily due to the net revaluation of the monetary assets denominated in the U.S. dollar and the change of functional currency of our company from RMB to U.S. dollar in 2007.  We cannot predict a foreign exchange gain or loss in 2008 because that fully depends upon the amount of monetary assets and liabilities we have in the U.S. dollar as well as the trend of the foreign exchange rates.

Income Tax Expense

Under the current laws of the Cayman Islands and the British Virgin Islands, neither Shanda Interactive Entertainment Limited nor Shanda Holdings Limited, our wholly-owned subsidiary incorporated in the British Virgin Islands, is subject to tax on its income or capital gains. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.

PRC Enterprise Income Tax. Prior to January 1, 2008, our PRC companies were governed by the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the People’s Republic of China on Enterprises Income Tax, or the Old EIT Law. Under the Old EIT Law, our PRC companies were generally subject to an income tax rate of 33%, subject to certain tax holidays and preferential tax rates. For example, companies incorporated in the Pudong New District of Shanghai were subject to a 15% preferential income tax rate prior to January 1, 2008. We reported an effective income tax rate of 8.6% in 2007. However, after taking into account the effects of the net gain of US$64.6 million (RMB422.4 million) from the sale of SINA’s shares, which was taxable as derived through overseas entities, our effective tax rate in 2007 would have been 11.8%.

       On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the New EIT Law, as supplemented by various detailed implementation guidance, which became effective as of January 1, 2008. The New EIT Law applies a general enterprise income tax rate of 25% on both foreign-invested enterprises and domestic enterprises.

     Under the New EIT Law, preferential tax treatments will be granted to enterprises that conduct business in certain encouraged sectors and to enterprises that qualify as “new and high technology enterprises”. On April 14, 2008, the Ministry of Science and Technology and the Ministry of Finance and State Administration of Taxation jointly issued Guokefahuo [2008] No.127, “Administrative Measures for Assessment of High and New Tech Enterprises,” or the Measures, which established new criteria for the assessment of the “new and high technology” status. Although certain of our PRC companies were recognized as “new and high technology enterprises” under the Old EIT Law, the status of these entities would have to be reassessed under the New EIT Law in accordance with the newly established criteria. We cannot assure you that these PRC companies would be able to maintain their status as “new and high technology enterprises” under the New EIT Law. If any of our PRC companies that previously qualified as “new and high technology enterprises” fails to qualify under the new criteria, our income tax expenses would increase, which would have a material and adverse effect on our net income and results of operations.

    Furthermore, pursuant to the New EIT Law, certain enterprises established prior to March 16, 2007 that are entitled to reduced tax rates in accordance with the then prevailing tax laws and regulations shall be eligible for a five-year transition period beginning from January 1, 2008 in accordance with the stipulations of the State Council. On December 26, 2007, the State Council issued Notice No. [2007] 39, “Notice by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law”, or the Notice No.39. Under the Notice No.39, it is uncertain as to whether the transitional tax rates would be applicable to the companies that enjoyed preferential tax rates of 15% under a local preferential tax policy such as the companies incorporated in the Pudong New District of Shanghai. If our related PRC companies can not enjoy the grandfathering treatment, our income tax expenses would increase, which would have a material and adverse effect on our net income and result of operations.

In addition, pursuant to the New EIT Law as supplemented by Circular Caishui [2008] No. 1 issued by Ministry of Finance of China on February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a foreign invested enterprise to its immediate holding company outside China would be subject to withholding taxes. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company.

Our PRC subsidiaries are considered foreign invested enterprises, or FIEs, and are directly held by our subsidiary in Hong Kong. According to tax treaty between Mainland and the Hong Kong Special Administrative Region, dividends payable by an FIE in China to a company in Hong Kong will be subject to a 5% withholding tax. This 5% withholding tax rate would be applicable on all distributions of profits derived after January 1, 2008 by our PRC subsidiaries to their overseas intermediate holding companies.

    There is uncertainty in connection with the interpretation and actual implementation of the New EIT Law and its related regulations and we are still in the process of reviewing and assessing the implications of the New EIT Law and its related regulations on our PRC subsidiaries and PRC operating companies. We have determined the appropriate deferred tax balances as of December 31, 2007 based upon our best estimate of the timing differences that would be realized in the future.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands in our management’s judgment.

Revenue Recognition

Substantially all of our revenues are collected through the sales of pre-paid cards, which we sell in both virtual and physical form, to third party distributors and retailers. Prior to late November 2005, we operated all MMORPGs under the CPS revenue model.

Under this model, the subscription fees from distributors or retailers are deferred when received and revenue is recognized based upon the actual usage of time units by the users. In late November 2005, we changed the revenue model of certain MMORPGs from the pay-to-play to a CSP revenue model. Under the new model, players can access the game free of charge but must pay for in-game premium features, which is the same model under which our casual games were operated. Under the CSP revenue model, sales of prepaid cards and online direct payment are booked as deferred revenue when received and revenue is recognized over the life of the premium features users purchase or as the premium features are consumed.

Deferred revenues include the value of the prepaid cards which were sold but not yet activated by users within our published expiration policy, and the value of the prepaid cards which were sold and transferred to game accounts but not yet consumed within our published expiration policy. Both are collectively referred to as deferred revenues from expired cards. In accordance with our published expiration policy and our belief that the likelihood of our being required to render online game services in connection with these expired card to be remote, starting from January 2005, we recognized revenues for pre-paid cards which are sold but not yet activated six and twelve months after the pre-paid cards are sold, for virtual pre-paid cards and physical pre-paid cards, respectively. For the deferred revenues which were deposited in game account but not yet consumed, we recognize them as revenues after the game accounts remain inactive for certain period of time, specifically, seven months for both of MMORPGs and casual games. As a result of the above policies, we recognized net revenues from expired cards of RMB39.8 million in 2006 and RMB22.4 million (US$3.1 million) in 2007.

Consolidation of Variable Interest Entities

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes the operation of online games, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China or to provide Internet information content (such as online advertising). We are a Cayman Islands exempted company and we conduct our operations in China primarily through Shengqu, our indirect wholly-owned subsidiary. We and Shengqu are foreign or foreign-invested enterprises under PRC law and accordingly are ineligible to apply for a license to operate online games or to sell online advertising. In order to comply with foreign ownership restrictions, we operate our online games business in China through Shanda Networking, which is wholly-owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our chief operating officer, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng, which are subsidiaries of Shanda Networking. Our PRC operating companies and other subsidiaries of Shanda Networking hold the licenses and approvals that are required to operate our online game business and to sell online advertising on our web pages and Shengqu owns the substantial majority of our physical assets. Shengqu has entered into a series of contractual arrangements with our PRC operating companies, and the shareholders of Shanda Networking. As a result of these contractual arrangements, we are considered the primary beneficiary of our PRC operating companies and consolidate their results of operations in our financial statements.

Property and Equipment, Intangible Assets, Long-term Prepayments and Other Long-lived Assets

Our accounting for long-lived assets, including property and equipment, intangible assets, long-term prepayments and other long-lived assets is described in notes 2(10), 2(11), 2(13) and 2(14) to our consolidated financial statements. The recorded values of long-lived assets, including property and equipment, intangible assets, long-term prepayments and other long-lived assets are affected by a number of management estimates, including the estimated useful lives, residual values and impairment charges. We assess the impairment for long-lived assets whenever events or changes in circumstances indicate that the applicable carrying amount may not be recoverable. During the years ended December 31, 2005 and 2006, we did not record any material impairment charges for long-lived assets.  During the year ended December 31, 2007, we recognized an impairment of intangible assets charges to cost of sales in the amount of RMB20.1 million, primarily relating to license fees relating to Dungeons and Dragon Online. The provisions represent management’s best estimate of the probable and reasonably estimable loss.

Impairment of Investment in Affiliated Companies

We continually review our investments in affiliated companies to determine whether a decline in fair value below the cost basis is other than temporary. The primary factors we consider in its determination are the length of time that the fair value of the investment is below its carrying value; and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reasons for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts’ ratings and estimates of 12 month share price targets for the investee; changes in stock market price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. In determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the cost basis of the security is written down to fair value. Write-downs for equity method investments are included in equity in earning (loss) of affiliated companies. In the fourth quarter of 2005, we recorded a non-cash impairment charge of RMB521.5 million to reflect the fair value of our 38.1% stake in Actoz, the co-owner of Mir II. We completed the purchase of our controlling stake in February 2005 for a total consideration of RMB878.0 million. We recognized the impairment charge primarily as a result of the continued decline in royalties payable to Actoz from our operation of Mir II in China. The decision to recognize impairment was also influenced by the decline in market price for shares of Actoz, which in the fourth quarter of 2005 was determined to be other than temporary mainly due to the continued decline in Mir II royalties. In 2006, the revenue from Mir II rebounded after changing to the CSP business model, and the share price of Actoz appreciated during the year to a level that was close to our investment cost. Therefore, we believe that the circumstances that triggered impairment of the investment in Actoz has substantially changed and therefore no further impairment was necessary.

As of December 31, 2007, the goodwill and intangibles relating to Haofang amounted to approximately RMB386.7 million (US$53.0 million). In accordance with SFAS No. 142, goodwill and intangible assets are tested for impairment at the reporting unit level annually or when there are indicators of impairment. Our management obtained an independent valuation to ascertain the fair value of Haofang as of September 30, 2007. Based on the valuation report and the assessment of the financial position and business prospects of Haofang, including the financing of Haofang by a consortium of venture capital firms which closed in the first quarter of 2008, our management concluded that there was no impairment in the carrying value of Haofang for 2007. However, we will continuously monitor the operation of Haofang for any impairment indicators. If the actual cash flow of 2008 does not reflect our management’s current estimates, then an impairment in this investment may be necessary for 2008.

Allowances for Doubtful Accounts

We determine the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments, we consider making additional allowances. During the years ended December 31, 2005, 2006 and 2007, we made provisions of RMB55.7 million, RMB26.4 million and RMB2.9 million (US$0.4 million) which was offset by RMB10.3 million (US$1.4 million) from the collection of overdue receivables for doubtful accounts, respectively.

Share-Based Compensation

We have equity compensation plans, which allow for the granting of stock options to certain senior executives, management, employees and directors. Prior to January 1, 2006, we accounted for any grants made pursuant to the plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB No. 25, the intrinsic value approach, with the required disclosures under the related accounting guidance described in note 2(24) to our consolidated financial statements.

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

We recognized compensation expense of RMB28.8 million in 2004 and RMB13.7 million in 2005 with respect to the options granted in December 2003. These options had the same exercise price as the options granted to our directors and officers in March 2003.

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

On June 28, 2006, we granted options to purchase an additional 3,000,000 of our ordinary shares to some of our directors, officers and other employees. For the year ended December 31, 2006, the share-based compensation expense amounted to RMB40.0 million.

In 2007, we granted options under the 2005 Equity Compensation Plan, or the 2005 Plan, to purchase an aggregate of 1,080,000 of our ordinary shares to some of our officers and other employees. For the year ended December 31, 2007, the share-based compensation expense amounted to RMB58.2 million (US$8.0 million).

From January 2, 2008 through April 14, 2008, we granted options under the 2005 Plan to purchase an aggregate of 100,000 of our ordinary shares to some of our officers and other employees.

Income Taxes

We account for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”, with the required disclosures as described in note 7 to our consolidated financial statements. Accordingly, we record valuation allowances to reduce our deferred tax assets when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2005, 2006 and 2007, valuation allowances recognized were RMB7.0 million, RMB14.2 million and RMB10.0 million (US$1.4 million), respectively. Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain tax loss carry forwards generated by certain indirectly held subsidiaries. As of December 31, 2005, 2006 and 2007, we have recorded deferred tax assets, net of valuation allowances, of RMB17.1 million, RMB17.4 million and RMB150.3 million (US$20.6 million), respectively. We do not believe any further valuation allowances to reduce our net deferred tax assets are necessary as we currently anticipate future taxable profits which will allow us to fully utilize our net deferred tax assets in the foreseeable future. If, however, events were to occur in the future which are not currently contemplated, that would not allow us to realize all or part of our net deferred tax assets in the future, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.

Contingencies

We account for loss contingencies under the provisions of SFAS No. 5, “Accounting for Contingencies”, with the required disclosures as described in note 25 to our consolidated financial statements. We record loss contingencies when, based on information available, it is likely that a loss has been incurred and the amount of the loss can be reasonably estimated. Based on our current knowledge, which includes consultation with outside counsel handling our defense in these matters, we believe that we have made adequate provisions for current or unasserted claims. It is possible, however, that our future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings. As of December 31, 2007, we did not have any accruals for loss contingencies.

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net revenues. Our net revenues increased from RMB1,654.5 million in 2006 to RMB2,467.3 million (US$338.2 million) in 2007.

Our online game net revenues increased from RMB1,542.9 million in 2006 to RMB2,370.6 million (US$325.0 million) in 2007. Net revenues from MMORPGs increased from RMB1,240.1 million in 2006 to RMB2,040.9 million (US$279.8 million) in 2007. Net revenues from casual games increased from RMB302.8 million in 2006 to RMB329.7 million (US$45.2 million) in 2007.

The increase in our net revenues from MMORPGs was primarily due to an increase in revenues from Mir II, Woool, Latale, Archlord and Fengyun Online, partially offset by a decrease in revenue from The Sign. Starting from late November 2005, we have operated our leading MMORPGs using the CSP revenue model. Under the CSP revenue model, which is also used for our casual games, playing the basic features of the game is free and users are able to purchase in-game items and value-added services. The most significant factors effecting revenue under the CSP revenue model are the number of active paying accounts and the average revenue per paying account, which we reported on a quarterly basis. In the four quarters of 2007, the number of active paying accounts for MMORPGs was 2.34 million, 2.72 million, 3.08 million and 3.47 million, respectively, and the average revenue per paying account per quarter was RMB176.9, RMB173.9, RMB179.1 and RMB173.4, respectively.

The increase in our net revenues from our casual games was primarily due to an increase in revenues from Maple Story, GetAmped and Crazy Kart, partially offset by a decrease in revenue from BNB. In the four quarters of 2007, the number of active paying accounts for casual games was 2.38 million, 1.68 million, 1.82 million and 1.58 million, respectively, and the average revenue per paying account per quarter was RMB38.2, RMB42.1, RMB45.2 and RMB54.3, respectively.

Our other net revenue decreased from RMB111.6 million in 2006 to RMB96.7 million (US$13.3 million) in 2007. This decrease in other net revenue was primarily due to a decrease in revenues from the sales of EZ series products,  technical service and cooperation fees and mobile game revenue. The decrease in other net revenue was partially offset by an increase in revenue from licensing of management software to Internet cafes and the revenue from subscription fees from our original online literature websites.

Cost of revenue. Our cost of revenue increased 17.0% from RMB689.8 million in 2006 to RMB807.1 million (US$110.6 million) in 2007. This increase was primarily due to the increase in ongoing licensing fees, the amortization of upfront licensing fees and other intangible assets related to game operations, depreciation of property and equipment, and salary and benefits of employees directly engaged in provision of our online games services. The increase in cost of revenue was partially offset by a decrease in server leasing and maintenance fees.

•
Ongoing licensing fees for online games increased 31.7% from RMB293.4 million in 2006 to RMB386.5 million (US$53.0 million) in 2007. This increase was primarily due to the increase of revenues derived from licensed games, which was partially offset by the decrease in the ongoing license fees as a result of the consolidation of Actoz’s financial results beginning in the third quarter of 2007. Ongoing licensing fees for online games totaled approximately 17.7% of our net revenues in 2006 compared to approximately 15.7% of our net revenues in 2007.

•
Amortization of upfront online game licensing fees and other intangible assets related to game operations increased 69.4% from RMB56.4 million in 2006 to RMB96.8 million (US$13.1 million) in 2007. This increase was primarily due to the increase in the number of licensed games we commercially launched and the intense market competition for new game titles.  Amortization of upfront online game licensing fees and other intangible assets related to game operations totaled approximately 3.4% and 3.9% of our net revenues in 2006 and 2007, respectively.

•
Depreciation of property and equipment increased 4.0% from RMB53.1 million in 2006 to RMB55.2 million (US$7.6 million) in 2007. This increase was primarily due to the expansion of our game network infrastructure to cope with the growth of our business. Depreciation of property and equipment totaled approximately 3.2% and 2.2% of our net revenues in 2006 and 2007, respectively.

•
Salary and benefits increased 24.1% from RMB53.1 million in 2006 to RMB65.9 million (US$9.0 million) in 2007. This increase was primarily due to a merit-based salary increase effective beginning in the second quarter of 2007 and the bonus granted to the employees directly engaged in online games services as a result of implementing a performance-based employee incentive program. Salary and benefits attributable to costs of revenue totaled approximately 3.2% and 2.7% of our net revenues in 2006 and 2007, respectively.

•
Aggregate server leasing fees and server maintenance fees decreased 11.7% from RMB97.2 million in 2006 to RMB85.8 million (US$11.8 million) in 2007. This decrease was primarily due to elimination or combination of server groups for existing games as part of our cost saving efforts, which are partially offset by the costs for the additional servers in connection with the introduction of our new games. Aggregate server leasing and maintenance fees totaled approximately 5.9% and 3.5% of our net revenues in 2006 and 2007, respectively.

•
Other cost of revenue, which includes manufacturing costs for our EZ series products, user password protection product and pre-paid cards, rental of leased software, commission paid or payable to the writers of original online literature which were published on our original online literature websites, technical service charges (including commissions paid or payable to telecommunications providers), cost of customer loyalty program, impairment of upfront licensing fees and inventory provisions, among other things, decreased 13.5% from RMB136.6 million in 2006 to RMB118.1 million (US$16.2 million) in 2007. The decrease was primarily due to lower manufacturing costs and inventory provision for our EZ series products, which was partially set off by the impairment charge of upfront licensing fees.  Other cost of revenue totaled approximately 8.3% and 4.8% of our net revenues in 2006 and 2007, respectively.

Gross profit. As a result of the foregoing, our gross profit increased 72.1% from RMB964.7 million in 2006 to RMB1,660.2 million (US$227.6 million) in 2007. Our gross profit margin, which is equal to our gross profit divided by our net revenues, increased from 58.3% in 2006 to 67.3% in 2007.

Operating expenses. Our operating expenses increased from RMB587.0 million in 2006 to RM658.2 million (US$90.2 million) in 2007. This increase was due to increases in our general and administrative expenses, partially offset by decreases in our product development expenses and sales and marketing expenses.

•
Our product development expenses decreased from RMB167.8 million in 2006 to RMB163.5 million (US$22.4 million) in 2007. This decrease was primarily due to (i) the decrease of RMB10.4 million in outsourcing service charges for development of EZ series products; (ii) the decrease of rental and management fees from RMB11.3 million in 2006 to RMB5.3 million (US$0.7 million) in 2007 as a result of making use of our own new office premise; (iii) the decrease of amortization of intangible assets from RMB8.6 million in 2006 to RMB2.9 million (US$0.4 million) in 2007; and (iv) the decrease of outsourcing service charges for the development of new online games from RMB11.7 million in 2006 to RMB8.4 million (US$1.2 million) in 2007. The decrease of product development expenses were partially offset by the increase of RMB19.5 million in salary and government mandated welfare benefits of our employees engaged in the development of online games and technology supporting our operations due to (i) the consolidation of Actoz’s results of operations beginning in the third quarter of 2007, (ii) an increase of the headcount of research and development employees from 720 as of December 31, 2006 to 1022 as of December 31, 2007; and (iii) the implementation of a merit-based increase in salary in the middle of 2007. Product development expenses totaled approximately 10.1% and 6.6 % of our net revenues in 2006 and 2007, respectively.

•
Our sales and marketing expenses decreased from RMB181.1 million in 2006 to RMB179.7 million (US$24.6 million) in 2007. This decrease was mainly due to a decrease of logistics, outsourcing labor and other expenses from RMB14.0 million in 2006 to RMB6.0 million (US$0.8 million). The decrease of our sales and marketing expenses was partially offset by the increase in our  marketing promotion expenses from RMB105.3 million in 2006 to RMB112.0 million (US$15.3 million) as a result of our new policy to enhance off-line marketing promotion activities for attracting more new users. Sales and marketing expenses totaled approximately 10.9% and 7.3% of our net revenues in 2006 and 2007, respectively.

•	Our general and administrative expenses increased by 32.2% from RMB238.1 million in 2006 to RMB314.9 million (US$43.2 million) in 2007. This increase was primarily due to the following factors:

•
An increase in salary and benefits expenses by  43.1% from RMB52.4 million in 2006 to RMB75.0 million (US$10.3 million) in 2007, due to an increase in headcount of employees engaged in general and administrative work from approximately 250 as of December 31, 2006 to approximately 379 as of December 31, 2007;

•
An increase in business taxes by 101.4% from RMB48.7 million in 2006 to RMB98.1 million (US$13.4 million) in 2007, primarily due to business taxes incurred by our PRC subsidiaries from revenues collected from our PRC operating companies;

•
An increase in share-based compensation cost by 48.7% from RMB38.4 million in 2006 to RMB57.1 million (US$7.8 million) in 2007, arising from options granted to our directors, officers and other employees pursuant to the 2005 Equity Plan; and

•
The increase in other general and administrative expenses from RMB72.2 million in 2006 to RMB84.7 million (US$11.6 million) in 2007, which relate primarily to consulting, legal and audit fees, rental and management fees and amortization of intangible assets.

The increase of general and administrative expenses in 2007 was partially set off by a decrease in doubtful accounts provision expenses from RMB26.3 million in 2006 to recovery of RMB7.4 million (US$1.0 million) in 2007, mainly due to the collection from overdue receivables from online advertising and sales of EZ series products.

General and administrative expenses accounted for approximately 14.4% and 12.8% of our net revenues in 2006 and 2007, respectively.

Income from operations. As a result of the foregoing, our operating income increased from RMB377.6 million in 2006 to RMB1,002.0 million (US$137.4 million) in 2007. Our operating margin, which is equal to our operating profit divided by our net revenues, increased from 22.8% in 2006 to 40.6% in 2007.

Income before minority interests and income tax expenses. Our income before minority interests and income tax expenses increased 162.6% from RMB591.2 million in 2006 to RMB1,552.5 million (US$212.8 million) in 2007. This increase was primarily due to the increase in income from operations, as well as the following:

•
Interest income. Our interest income increased from RMB24.7 million in 2006 to RMB65.8 million (US$9.0 million) in 2007. This increase was primarily due to the increase in our average cash and cash equivalents balances in 2007 relative to those in 2006.

•	Amortization of convertible debt issuance cost. Amortization of convertible debt issuance costs decreased from RMB17.5 million in 2006 to RMB13.1 million (US$1.8 million) in 2007

•
Investment income (loss). We had investment income of RMB72.4 million in 2006 and an investment income of RMB469.8 million (US$64.4 million) in 2007. The increase in investment income in 2007 primarily related to gains from the disposal of shares of SINA.

•
Other income. Our other income decreased from RMB133.9 million in 2006 to RMB28.0 million (US$3.8 million) in 2007. Our other income in 2007 was primarily comprised of government financial incentives of RMB57.5million (US$7.9 million),  compared to RMB83.9  million in 2006, from local government authorities in China relating to business and income taxes we previously paid in the PRC. The decrease in our government financial incentives in 2007 is primarily due to the expiration of financial incentives for certain of our subsidiaries. Looking forward, we expect that the government financial incentives will further decline as compared to that in 2007. Other income in 2007 also included a foreign exchange loss of RMB5.4 million (US$0.7 million), compared to a foreign exchange gain of RMB59.8 million in 2006, as a result of a revaluation of the net monetary assets denominated in U.S. Dollar following the continued appreciation of the RMB against the U.S. dollar in 2007.

Income tax expenses. Our income tax expenses increased from RMB36.5 million in 2006 to RMB133.8 million (US$18.3 million) in 2007, primarily due to the expiration of tax holidays for Nanjing Shanda and an increase of our operating profit.  We expect the effective income tax rate will increase further in 2008 as a result of the adoption of the new EIT Law.

Equity in loss of affiliates. Our equity in loss of an affiliate decreased from RMB26.2 million in 2006 to RMB15.5 million (US$2.1 million) in 2007. Equity in loss of an affiliate includes an investment loss incurred in the first half of 2007 by Actoz, which we began to consolidate in the third quarter of 2007.

Net income. As a result of the foregoing, our net income increased by 163.8% from RMB529.2 million in 2006 to RMB1,396.1 million (US$191.4 million) in 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net revenues. Our net revenues decreased from RMB1,896.6 million in 2005 to RMB1,654.5 million in 2006.

Our online game net revenues decreased from RMB1,658.3 million in 2005 to RMB1,542.9 million in 2006. Net revenues from MMORPGs decreased by 1.2% from RMB1,255.3 million in 2005 to RMB1,240.1 million in 2006. Net revenues from casual games decreased from RMB403.0 million in 2005 to RMB302.8 million in 2006.

The decrease in our net revenues from MMORPGs was primarily due to a decrease in revenues from Woool, partially offset by an increase in revenue of Mir II, Magical Land and Archlord. Starting from late November 2005, we have operated our leading MMORPGs using CSP revenue model. Under the CSP revenue model, which is also used for our casual games, playing the basic features of the game is free and users are able to purchase in-game items and value-added services. The most significant factors effecting revenue under the CSP revenue model are the number of active paying accounts and the average revenue per paying account, which we reported on a quarterly basis. In each of the four quarters of 2006, the number of active paying accounts for MMORPGs was 2.47 million, 2.23 million, 2.14 million and 2.29 million, respectively, and the average revenue per paying account per quarter was RMB91.2, RMB136.6, RMB155.3 and RMB165.1, respectively.

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

Our other net revenue also decreased from RMB238.3 million in 2005 to RMB111.6 million in 2006. This decrease in other net revenue was primarily due to decreases in sales of online advertising and user password protection products, as well as a decrease in revenue from mobile value-added services. The decrease in other net revenue was partially offset by an increase in revenue from sales of EZ series products, subscription fees from our original online literature websites and the revenue from licensing of management software to Internet cafes.

Cost of revenue. Our cost of revenue increased 12.3% from RMB614.4 million in 2005 to RMB689.8 million in 2006. This increase was primarily due to increases in our amortization of upfront licensing fees and other intangible assets related to game operations, server leasing and maintenance fees, depreciation of property and equipment, salary and benefits of employees directly engaged in provision of our online games services, and manufacturing costs for our EZ series products. The increase in cost of revenue was partially offset by decreases in the cost of our user password protection products and ongoing licensing fees for online games:

•
Ongoing licensing fees for online games decreased 1.9% from RMB299.2 million in 2005 to RMB293.4 million in 2006. The decrease in ongoing licensing fees for online games is primarily the result of the decrease in sales of BNB, a licensed casual game. Ongoing licensing fees for online games totaled approximately 15.8% of our net revenues in 2005 compared to approximately 17.7% of our net revenues in 2006.

•
Amortization of upfront online game licensing fees and other intangible assets related to game operations increased 51.4% from RMB37.3 million in 2005 to RMB56.4 million in 2006. This increase was principally due to the acquisition of Haofang in May 2005, the operator of a network PC game platform. We commenced amortization of the acquired intangible assets in Haofang immediately after the acquisition. As 2006 was the first full year that the acquired intangible assets in Haofang were amortized, amortization expense for 2006 was higher than that in 2005. Amortization of upfront online game licensing fees and other intangible assets related to game operations totaled approximately 2.0% and 3.4% of our net revenues in 2005 and 2006, respectively.

•
Aggregate server leasing fees and server maintenance fees increased 9.4% from RMB88.9 million in 2005 to RMB97.2 million in 2006. This increase was primarily due to acquiring of additional servers and increased maintenance fees. Aggregate server leasing and maintenance fees totaled approximately 4.7% and 5.9% of our net revenues in 2005 and 2006, respectively.

•
Depreciation of property and equipment increased 20.7% from RMB44.0 million in 2005 to RMB53.1 million in 2006. This increase was primarily due to our acquiring of additional servers and our new office premise. Depreciation of property and equipment totaled approximately 2.3% and 3.2% of our net revenues in 2005 and 2006, respectively.

•
Salary and benefits increased 29.8% from RMB40.9 million in 2005 to RMB53.1 million in 2006. This increase was primarily due to a merit-based salary raise throughout the Company in the middle of 2006 and the additional bonus granted to the employees directly engaged in provision of our online games services as a result of implementing a performance-based employee incentive program starting from the second quarter of 2006. Salary and benefits attributable to costs of revenue totaled approximately 2.2% and 3.2% of our net revenues in 2005 and 2006, respectively.

•
Other cost of revenue, which includes manufacturing costs for our EZ series products, user password protection product and pre-paid cards, rental of leased software, commission paid or payable to the writers of original online literature which were published on our original online literature websites, technical service charges (including commissions paid or payable to telecommunications providers), cost of customer loyalty program, inventory provisions, among other things, increased 31.2% from RMB104.1 million in 2005 to RMB136.6 million in 2006. This increase was primarily due to an increase in manufacturing costs for our EZ series products, and an increase in the charges paid or payable to business partners for operation of the certain games in particular regions. The increase was also caused by a cost arising from a new customer loyalty program, which was implemented beginning in June 2006. The increase in cost of revenue was partially offset by a decrease in manufacturing costs of user password protection products due to slowdown in sales. Other cost of revenue totaled approximately 5.5% and 8.3% of our net revenues in 2005 and 2006, respectively.

Gross profit. As a result of the foregoing, our gross profit decreased 24.8% from RMB1,282.2 million in 2005 to RMB964.7 million in 2006. Our gross profit margin, which is equal to our gross profit divided by our net revenues, decreased from 67.6% in 2005 to 58.3% in 2006.

Operating expenses. Our operating expenses decreased from RMB660.3 million in 2005 to RM587.0 million in 2006. This increase was due to decreases in our product development, sales and marketing and general and administrative expenses.

•
Our product development expenses increased from RMB164.8 million in 2005 to RMB167.8 million in 2006. This increase was primarily due to an increase in depreciation of property and equipment from RMB12.6 million in 2005 to RMB18.5 million in 2006 as a result of acquiring our new office premise and information technology equipment. The increase was also attributable to the increased outsourcing service charges from RMB7.5 million in 2005 to RMB11.7 million in 2006 for development of new online games. The number of our employees engaged in the development of online games, our EZ initiative and technology supporting our operations decreased from approximately 810 as of December 31, 2005 to approximately 720 as of December 31, 2006, but salary and benefits expenses incurred for project development staff in 2006 did not decline as a result of a merit-based increase in salary throughout the company in the middle of 2006. Product development expenses totaled approximately 8.7% and 10.1% of our net revenues in 2005 and 2006, respectively.

•
Our sales and marketing expenses decreased from RMB235.4 million in 2005 to RMB181.1 million in 2006. This decrease was mainly due to a significant cut in marketing promotion expenses from RMB168.6 million in 2005 to RMB105.3 million as a result of enhanced budgeting controls. The number of sales and marketing personnel slightly decreased from approximately 350 as of December 31, 2005 to approximately 270 as of December 31, 2006. The decrease in our sales and marketing expenses was partially offset by an increase in salary and benefit of our sales and marketing personnel from RMB34.6 million in 2005 to RMB43.0 million in 2006, due to a merit-based salary raise throughout the company in the middle of 2006, as well as implementing a performance-based employee incentive program. Sales and marketing expenses totaled approximately 12.4% and 10.9% of our net revenues in 2005 and 2006, respectively.

•	Our general and administrative expenses decreased by 8.4% from RMB260.1 million in 2005 to RMB238.1 million in 2006. This decrease was primarily due to the following factors:

•
The decrease in provisions for doubtful debts from RMB55.7 million in 2005 to RMB26.4 million in 2006, as a result of tightening credit controls over receivables from online advertising and sales of EZ series products.

•
The 23.5% increase in salary and benefits expenses from RMB42.4 million in 2005 to RMB52.4 million in 2006, which was primarily attributable to the increase in the number of employees engaged in general and administrative work from approximately 200 as of December 31, 2005 to approximately 250 as of December 31, 2006, as well as a merit-based salary raise throughout the company in the middle of 2006.

•
The 15.8% decrease in business taxes from RMB57.8 million in 2005 to RMB48.7 million in 2006, which primarily relate to business taxes incurred by Shengqu from revenues collected from our PRC operating companies;

•
The 372.6% increase in share-based compensation cost from RMB8.1 million in 2005 to RMB38.4 million in 2006, which is due to the options granted to our directors and officers and other administration staff under the 2005 Equity Plan in June 2006.

•
The decrease in other general and administrative expenses from RMB96.1 million in 2005 to RMB72.2 million in 2006, which relate primarily to consulting, legal and audit fees, rental and management fees and amortization of intangible assets-reevaluation.

General and administrative expenses accounted for approximately 13.7% and 14.4% of our net revenues in 2005 and 2006, respectively.

Income from operations. As a result of the foregoing, our operating income decreased from RMB621.9 million in 2005 to RMB377.6 million in 2006. Our operating margin, which is equal to our operating profit divided by our net revenues, decreased from 32.8% in 2005 to 22.8% in 2006.

Income before minority interests and income tax expenses. Our income before minority interests and income tax expenses decreased 26.2% from RMB801.4 million in 2005 to RMB591.2 million in 2006. This decrease was primarily the result of the decrease in income from operations, as well as the following:

•
Interest income. Our interest income decreased from RMB29.0 million in 2005 to RMB24.7 million in 2006. This decrease was primarily due to the decrease in our average cash and cash equivalents balances in 2006 relative to those in 2005.

•	Amortization of convertible debt issuance cost. Amortization of convertible debt issuance costs decreased from RMB18.5 million in 2005 to RMB17.5 million in 2006.

•
Investment income (loss). We had an investment loss of RMB5.9 million in 2005 and an investment income of RMB72.4 million in 2006. The loss in 2005 primarily related to loss on disposition of investment in Bothtec Inc. and Shenzhen Fenglin Huoshan Computer Technology Co., Ltd., while the investment gain in 2006 primarily related to gains from disposal of marketable securities.

•
Other income. Our other income decreased from RMB174.9 million in 2005 to RMB133.9 million in 2006. Our other income in 2006 was primarily comprised of government financial incentives of RMB83.9 million,  compared to RMB137.3 million in 2005, from local government authorities in China relating to business and income taxes we previously paid in the PRC. The decrease in our government financial incentives in 2006 is primarily due to expiry of the financial incentive treatments in certain subsidiary companies. Looking forward, we expect that the government financial incentives will further decline as compared to that in 2006. Other income in 2006 also included a foreign exchange gain of RMB59.8 million, compared to RMB48.9 million in 2005, as a result of the continued appreciation of the RMB against the U.S. dollar.

Income tax expenses. Our income tax expenses decreased from RMB96.7 million in 2005 to RMB36.5 million in 2006, primarily due to the decrease in taxable income and reversal of income tax expense previously recorded in Hangzhou Bianfeng for the year ended December 31, 2005 amounting to RMB10.3 million as a result of the preferential tax treatment obtained in 2006.

Equity in loss of affiliates. Our equity in loss of an affiliate decreased from RMB544.3 million in 2005 to RMB26.2 million in 2006. The significant loss in 2005 was primarily due to the recognition of a non-cash impairment charge of RMB521.5 million in the fourth quarter of 2005 to reflect the fair value of our 38.1% stake in Actoz. We completed the purchase of our 38.1% controlling stake in February 2005 for a total consideration of RMB878.0 million, which represented a premium over the then quoted market price. We recognized an impairment charge on our investment in Actoz primarily as a result of the continued decline in royalties payable to Actoz from our operation of Mir II in China. The decision to recognize impairment was also influenced by the decline in the market price for shares of Actoz.

Net income. As a result of the foregoing, our net income increased by 220.2% from RMB165.3 million in 2005 to RMB529.2 million in 2006.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

To date, we have financed our operations through internally generated cash, the sale of our preferred shares to an investor in March 2003, our initial public offering of ADSs in May 2004 and the offering of the convertible notes in October 2004. As of December 31, 2007, we had approximately RMB1,985.3 million (US$272.2 million) in cash and cash equivalents, of which RMB659.1 million (US$90.4 million) was held by Shanda Networking and its subsidiaries. Our cash and cash equivalents primarily consist of cash on hand, demand deposits, and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Although we consolidate the results of Shanda Networking and its subsidiaries in our consolidated financial statements and we can utilize the cash and cash equivalents of Shanda Networking and its subsidiaries in our operations, we do not have direct access to the cash and cash equivalents or future earnings of Shanda Networking or any of its subsidiaries. However, these cash balances can be utilized by us for our normal operations pursuant to our agreements with Shanda Networking and its subsidiaries that provide us with the substantial ability to control these companies and their operations. See “Organizational Structure” in Item 4 and “Exchange Controls” in Item 10.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in the years ended December 31, 2005, 2006 and 2007:

	For the years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	649,787.9	780,066.6	1,159,971.6	159,017.8
Net cash (used in)/provided by investing activities	(2,831,460.3)	(449,223.4)	1,687,789.2	231,375.2
Net cash provided by/(used in) financing activities	17,900.5	23,864.8	(2,053,295.7)	(281,481.6)
Effect of exchange rate change on cash	(10,577.6)	(12,428.4)	(101,064.8)	(13,854.8)
Net increase (decrease) in cash and cash equivalents	(2,174,349.5)	342,279.6	693,400.3	95,056.6
Cash beginning of period	3,123,971.1	949,621.6	1,291,901.2	177,103.8
Cash, end of period	949,621.6	1,291,901.2	1,985,301.5	272,160.4

We had net cash provided by operating activities of RMB1,160 million (US$159.0 million) in 2007 compared to RMB780.1 million in 2006. The cash provided by operating activities was primarily derived from our online games operations, advertising, subscription fees from our original online literature websites and sales of our Internet cafe management software. The increase was primarily due to increase in our net income resulting from the growth of our business and tight expense budget control. The increase in net cash provided by operating activity in 2007 was also due to an increase in deferred revenue. We had net cash provided by operating activities of RMB780.1 million in 2006 compared to RMB649.8 million in 2005.

In 2007, we had net cash provided by investing activities of RMB1,687.8 million (US$231.4 million), compared to net cash used in investing activities of RMB449.2 million in 2006. This increase in 2007 was primarily due to proceeds of US$206.1 million ( RMB1,593.4 million ) from the sale of an aggregate of 6,118,278 shares of SINA, and proceeds of US$60.0 million (RMB448.5 million) from the sale of UBS enhanced yield portfolio AA USD, which were offset by an increase in bank deposits with maturity date over three months of RMB231.5 million (US$31.7 million), and the payment of RMB113.6 million (US$15.6 million) for the purchase of property, equipment, software, intangible assets and land use rights.

In 2006, we had net cash used in investing activities of RMB449.2 million, compared to RMB2,831.5 million in 2005.  In 2006, our cash used in investing activities was principally due to the purchase of UBS enhanced yield portfolio AA USD of RMB464.3 million, an increase in bank deposits with maturity date over three months of RMB281.0 million, the payment of RMB220.0 million for purchase of property, equipment, software, intangible assets and land use rights, new investments totaling RMB25.1 million in our affiliate companies, Actoz and Shanda Family, and the consideration of RMB249.3 and RMB7.4 million paid for the acquisitions of Haofang and Gametea, respectively. In 2006, our cash provided by investing activities was primarily from proceeds of RMB779.9 million received in the sale of 3,703,487 shares of SINA.

In 2005, we had net cash used in investing activities of RMB2,831.5 million. Our net cash used in investing activities in 2005 was principally attributed to the payment of RMB1,559.5 million to purchase shares of SINA, the payment of RMB759.1 million for the purchase of the shares of Actoz, the payment of RMB218.9 million for purchase of property, equipment, software, intangible assets and land use rights, the net increase in time deposits of RMB 126.4 million, the payment of RMB165.5 million for the acquisition of Haofang, and the payment of RMB29.2 million for the acquisition of Gametea.

In 2007, we had net cash used in financing activities of RMB 2,053.3 million (US$281.5 million), compared to net cash provided by financing activities of RMB23.9 million in 2006. Our cash used in financing activities was primarily attributed to the settlement of RMB2,044.9 million (US$280.3 million) for convertible debt and the repurchase of 1,476,550 of our ordinary shares from the open market for RMB 124.0 million (US$17.0 million). This amount was partially offset by the proceeds of RMB115.6 million (US$15.8 million) in connection with the stock options exercised by our officers, directors and employees.  In 2006, we had net cash provided by financing activities of RMB23.9 million, compared to RMB17.9million in 2005. Our cash provided by financing activities in 2006 was primarily attributed to the proceeds of RMB23.6 million in connection with the stock options exercised by our officers, directors and employees. In 2005, we had net cash provided by financing activities of RMB17.9 million, which was comprised of RMB72.5million in connection with stock option exercises by our officers, directors and employees, and partially offset by RMB54.9 million used for share repurchases.

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

Capital Expenditures

We made capital expenditures of RMB218.9 million, RMB220.0 million, and RMB113.6 million in 2005, 2006 and 2007, respectively. Our capital expenditures declined in 2007 because we had purchased office premises in 2006. To date, the capital expenditures have primarily consisted of purchases of online game network infrastructure, software, and copyrights as well as office premises. Since we will continue to purchase severs and IT equipment for new game operations and perform extensive network upgrades in 2008, we expect the capital expenditures in 2008 to increase.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We focus our research and development activities principally on the in-house development of updates, expansion and sequels of our existing MMORPGs, new MMORPGs and casual games.

Our research and development efforts and plans consist of:

•	development of updates, expansions and sequels of our existing MMORPGs, new MMORPGs and casual games;

•	localization of games licensed from abroad for commercialization in China;

•	improving our unified user platform, including our unified billing and user authentication system; and

•	improving our server management and control systems.

Our research and development expenditures were RMB164.8 million, RMB167.8 million and RMB163.5 million in 2005, 2006 and 2007, respectively.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2005 to December 31, 2007 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.	CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table sets forth our contractual obligations as of December 31, 2007:

	Payments Due by Period
	Total	January 1, 2008 to December 31, 2008	January 1, 2009 to December 31, 2009	January 1, 2010 to December 31, 2010	January 1, 2011 to December 31, 20101	Thereafter
	(RMB in millions)
Operating lease obligations:
Office premises		8.0	4.0	3.5	0.2	15.7
Computer equipment and others		68.0	21.2	—	—	89.2
Obligations relating to upfront licensing fees for licensed games		—	—	—	—	—
Total contractual obligations		76.0	25.2	3.5	0.2	104.9

As of December 31, 2007, substantially all of our operating lease arrangements for servers and related services provide for the calculation of lease payments based on formulas that reference the actual number of users of the relevant servers. Our rental expenses under these operating leases were RMB43.9 million, RMB40.9 million and RMB23.0 million (US$3.2 million) in 2005, 2006 and 2007, respectively. As future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments shown above.  As of December 31, 2007, we had entered into maintenance contracts in relation to the servers we owned amounting to RMB72.3 million.

As of December 31, 2007, we had capital commitments for the purchase of land use rights, property and equipment, and game license as of December 31, 2007 in the aggregate amount of RMB169.0 million.

Apart from the foregoing, as of December 31, 2007, we did not have any other long-term debt obligations, operating lease obligations or purchase obligations. However, pursuant to the contractual arrangements between Shengqu, Shanda Networking and the shareholders of Shanda Networking, Shengqu has an option, exercisable at such time, if any, as it is legally permissible, to acquire 100% of the equity interest in Shanda Networking for RMB10.0 million or such lower amount as permitted by applicable law. In addition, Shengqu has agreed to indemnify the shareholders of Shanda Networking to the extent that they are subject to any legal or economic liabilities as a result of performing their obligations pursuant to their agreements with Shengqu. Furthermore, Shengqu has undertaken to provide financial support to Shanda Networking and its subsidiaries to the extent necessary for its operations. See Item 7 “Major Shareholders and Related Party Transactions” and “Organizational Structure” in Item 4.

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

The following table sets forth certain information relating to our directors and executive officers as of June 26, 2008. The business address of each of our directors and executive officers is No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, China.

Name	Age	Position
Tianqiao Chen(1)	35	Chairman of the Board and Chief Executive Officer
Qunzhao Tan	32	Director, President and Chief Technology Officer
Danian Chen	30	Director , Executive Senior Vice President and Chief Operating Officer
Qianqian Luo(1)	32	Non-executive Director
Jingsheng Huang(2)	50	Independent Director
Chengyu Xiong(2)	54	Independent Director
Bruno Wu(2)	41	Independent Director
Jun Tang	45	Non-executive Director
Yanmei Zhang	44	Senior Vice President
Grace Wu	37	Director, Senior Vice President and Chief Financial Officer
Haifa Zhu	35	Senior Vice President and Chief Investment Officer
Danning Mi	40	Vice President and Chief Information Officer
Diana Li	37	Executive Senior Vice President and Chief Executive Officer of Shanda Games
Hai Ling	38	Senior Vice President and President of Shanda Games
Xiangdong Zhang	32	Senior Vice President and Chief Producer of Shanda Games
Jisheng Zhu	35	Vice President and Chief Technology Officer of Shanda Games
Jingying Wang	37	Executive Senior Vice President and Chief Executive Officer of Shanda Online
Jianwu Liang	27	Vice President and Chief Technology Officer of Shanda Online
Haibin Qu	33	Executive Senior Vice President
Donald Chan	40	Senior Vice President
____________

(1)	Member of the compensation committee.
(2)	Member of the audit committee.

Tianqiao Chen, one of our co-founders, has served as the chairman of our board of directors and our chief executive officer since our inception in December 1999. Mr. Chen established Shanda Networking with Danian Chen in December 1999. Prior to establishing Shanda Networking, Mr. Tianqiao Chen served as the vice director of the office of the president of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. From 1994 to 1998, Mr. Chen served in various management positions with Shanghai Lujiazui Group. Mr. Chen serves as a member of the board of directors of Actoz.  Mr. Tianqiao Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Danian Chen, our co-founder, and is married to Qianqian Luo, one of our directors.

Qunzhao Tan has served as our president since April 2008 and our chief technology officer since July 2003 and as a member of our board of directors in October 2006.  Mr. Tan previously served as our executive senior vice president from June 2006 to April 2008, senior vice president from August 2005 to June 2006, vice president from July 2003 to August 2005 and director of research and development from November 1999 to July 2003. Prior to joining us, Mr. Tan worked as an assistant in the Institute of Clean Coal Technology of East China University of Science and Technology from July 1996 to November 1999. Mr. Tan serves as a member of the board of directors of Actoz. Mr. Tan holds a bachelor’s degree in chemical engineering from East China University of Science and Technology.

Danian Chen, one of our co-founders, established Shanda Networking with Tianqiao Chen in December 1999. Mr. Danian Chen has served as chief operating officer since April 2008 and as a member of our board of directors since our inception in 1999.  Mr. Danian Chen has served as our executive senior vice president since August 2005 and as our senior vice president from July 2003 to August 2005, and director of products from December 1999 to July 2003. Prior to co-founding Shanda Networking, Mr. Danian Chen worked as an employee in Xinghui International Transport Company, Haijie Shipping Agency Company and Jinyi Network from September 1996 to November 1999. Mr. Danian Chen is Tianqiao Chen’s brother.

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

Jun Tang has served as our director since April 2004 and served as our president from February 2004 to April 2008. Prior to joining us, Mr. Tang served as the president of Microsoft China Co., Ltd. from March 2002 to January 2004 and the general manager of Microsoft Asia product support and service and Microsoft Global Technical Engineering Center from January 1998 to March 2002. In 2002, he founded Intertex Company, a software and entertainment company, in California. Mr. Tang serves as a member of the board of directors of Actoz.  Mr. Tang received his doctorate degree, master’s degree and bachelor’s degree in the U.S., Japan and China, respectively.

Yanmei Zhang has served as our senior vice president since August 2005.  Ms. Zhang previously served as vice president from January 2005 to August 2005. Prior to joining us, Ms. Zhang served as vice president at Sony China Corp. from January 1994 until December 2004. Ms. Zhang joined Sony America in New York in 1991 as international Human Resources specialist and served in that position until 1993. Ms. Zhang holds a master’s degree in business administration from University of South Carolina and a bachelor’s degree in English from Shanxi University.

Grace Wu has served as our senior vice president since April 2008, chief financial officer since November 2007 and as our director since December 2007. Previously, Ms. Wu served as our vice president of strategic investments from October 2007.  Prior to joining us, Ms. Wu spent five years with AU Optronics Corp., where she was responsible for financial planning and analysis, investor relations and capital markets activities. Prior to that, Ms. Wu worked at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets and investment banking divisions. Ms. Wu serves as a member of the board of directors of Actoz.  Ms. Wu holds a bachelor's degree from National Taiwan University and a Master of International Affairs degree in international banking and finance from Columbia University.

Haifa Zhu has served as chief investment officer and senior vice president since April 2008.  Mr. Zhu previously served as assistant vice president of investments, director of platform operations, director of our central user platform and vice director of our new business center.  Before joining Shanda, Mr. Zhu was responsible for investments at Nuovo Assets Investment Ltd. from 2001 to 2004.  Prior to joining Nuovo Assets, Mr. Zhu worked in technology management for Shanghai Academy of Science from 1996 to 2001.  Mr. Zhu holds a master’s degree in business administration and a bachelor’s degree from Fudan University.

Danning Mi has served as chief information officer and vice president since April 2008.  Mr. Mi previously served as assistant vice president from October 2005 to April 2008.  Prior to joining Shanda, Mr. Mi served in various managerial capacities, including chief information officer, at Founder Technology Group.  Mr. Mi holds a master’s in psychology and physics from Beijing Normal University.

Diana Li has served as executive senior vice president and chief executive officer of Shanda Games since April 2008 and our vice president since March 2007. Ms. Li previously served as vice president of Shanda Games from May 2006 to March 2007 and a director of both our Project Management Center and Game Design Center from February 2005 to May 2006. Before joining Shanda, Ms. Li was a project director at Expedia Inc., responsible for project management and operations for Expedia in the Asia Pacific including Australia. From 1999 to 2004, Ms. Li held management positions in various product groups of Microsoft including the Office, Windows Server and Xbox product groups. Prior to joining Microsoft, Ms. Li was a manager at Fidelity Investments in Boston from 1998 to 1999, and she was a team manager at Unifi Telecommunication Inc. from 1995 to 1998. Ms. Li holds a bachelor’s of science degree in psychology from Beijing University and a master’s of science degree in applied statistics and operations research from Bowling Green State University in Ohio.

Hai Ling has served as president of Shanda Games since April 2008 and our senior vice president since August 2005. Mr. Ling previously served as our vice president from August 2003 to August 2005 and as our director of sales. Prior to joining us, Mr. Ling served as general manager of Powerise Technology Co. from 1997 to 2003. Mr. Ling holds a bachelor’s degree in computer science and technology from the National University of Defense Technology.

Xiangdong Zhang has served as chief producer of Shanda Games since April 2008 and as our senior vice president since June 2006. Mr. Zhang previously served as our vice president from July 2005 to June 2006 and director of our product management center from 2001 to July 2005. Prior to joining us, Mr. Zhang served as the editor-in-chief of the game channel at China.com from 1999 to 2001. Mr. Zhang holds a bachelor’s degree in engineering from Dalian Institute of Light Industry.

Jisheng Zhu has served as chief technology officer of Shanda Games since April 2008 and our vice president since March 2007. Mr. Zhu previously served as the vice president of Shanda Online from July 2006 to March 2007, the director of our Technical Support Center from January 2005 to June 2006, and a manager of our Network Security Department from May 2003 to December 2004. Before joining Shanda, Mr. Zhu served as the engineering service director of Kingnet Security Inc. from 2001 to 2003 and as the director of research and development in Eachnet.com from 2000 to 2001. Mr. Zhu holds a master’s degree in automatic control from East China University of Science and Technology.

Jingying Wang has served as executive senior vice president and chief executive officer of Shanda Online since April 2008 and our senior vice president since August 2005. Ms. Wang previously served as our vice president from July 2003 to August 2005 and our director of customer services from May 2002 to July 2003. Prior to joining us, Ms. Wang served as the customer services manager of Shanghai Waterman Drinks Co., Ltd. from December 2000 to May 2002, and the customer services supervisor of Hangzhou Marykay Cosmetics Co., Ltd. from 1998 to December 2000. Ms. Wang holds a bachelor’s degree in radio technology from Shanghai University.

Jianwu Liang has served as chief technology officer of Shanda Online since April 2008 and our vice president since March 2007. Mr. Liang previously served as the vice president of Shanda Online from July 2006 to March 2007, and as the director of our billing platform center from July 2005 to July 2006. Mr. Liang joined Shanda in February 2002 and worked in our Billing Platform Center. Before joining Shanda, Jianwu Liang worked in a Shanghai software company from May 2000 to January 2002, and was responsible for research and development as well as project management. Mr. Liang holds a bachelor’s degree in applied mathematics from Shanghai Jiao Tong University.

Haibin Qu has served as our executive senior vice president since August 2005. Mr. Qu previously has served as senior vice president from July 2003 to August 2005, vice president from September 2002 to June 2003 and director of business development from February 2000 to August 2002. Prior to joining us, Mr. Qu served as a vice president of Shanghai Fuwei Technology Development Co., Ltd. from September 1996 to December 1999. Mr. Qu holds a bachelor’s degree in mechanics from Fudan University.

Donald Chan has served as our senior vice president since September 2007. Prior to joining Shanda, Mr. Chan worked with Leo Burnett Company from 1995 to 2007, and served as managing director in China for Leo Burnett Shanghai from 2002 to 2007. Prior to that, Mr. Chan served as an associate account director at The Ball Partnership from 1993 to 1995 and worked in the marketing department of Hutchinson Telecom from 1990 to 1993. Mr. Chan graduated from Queen’s University, Canada, with a bachelor’s degree in electronic engineering.

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

In 2007, the aggregate cash compensation paid to our directors and executive officers as a group was RMB20.5 million (US$2.81 million). In addition, options to acquire an aggregate of 470,000 ordinary shares were granted to our directors and executive officers in 2007. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.

Equity Compensation Plans

In order to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, employees and other eligible persons, we have adopted our 2003 Incentive Plan, or the 2003 Plan and our 2005 Plan, or the 2005 Plan. In March 2003, our board of directors adopted the 2003 Plan. An aggregate of 13,309,880 ordinary shares, which is equal to approximately 9.2% of our issued and outstanding ordinary shares as of March 31, 2008, were reserved for issuance under the 2003 Plan. In October 2005, our shareholders approved the 2005 Plan at our annual general meeting of shareholders. An aggregate of 7,449,235 ordinary shares, which is equal to approximately 5.1% of our issued and outstanding ordinary shares as of March 31, 2008, were reserved for issuance under the 2005 Plan.

The table set forth below summarizes stock option activity under the plans for the years ended December 31, 2005, 2006 and 2007:

	2005		2006		2007
	Options Outstanding	Weighted Average Exercise Price (US$)	Options Outstanding	Weighted Average Exercise Price (US$)	Options Outstanding	Weighted Average Exercise Price (US$)
Outstanding at beginning of year	8,883,402	3.42	6,220,775	4.71	7,567,237	5.55
Granted	567,731	15.63	3,000,000	6.8505	1,080,000	14.03
Exercised	(2,762,438)	2.70	(1,226,082)	3.57	(3,009,246)	4.60
Forfeited	(467,920)	5.33	(406,671)	7.88	(370,900)	7.42
Expired			(20,785)	13.87	(9,250)	15.01
Outstanding at end of year	6,220,775	4.71	7,567,237	5.55	5,257,841	7.68
Vested and exercisable at end of year	1,164,853	3.97	2,907,096	3.18	1,398,925	3.98

As of December 31, 2007, options to purchase an aggregate of 4,385,284 ordinary shares were available for grant under the 2003 Plan and the 2005 Plan. The table set forth below summarizes outstanding and exercisable stock options under the 2003 Plan and the 2005 Plan as of December 31, 2007.

	Options Outstanding at December 31, 2007			Options Exercisable at December 31, 2007
Exercise Prices US$	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (US$)	Number Outstanding	Weighted Average Exercise Price (US$)
1.516	871,947	5.25	1.516	871,947	1.516
5.5	741,939	6.16	5.5	85,508	5.5
8.00	35,850	6.58	8.00	35,850	8.00
15.33	83,078	7.07	15.33	1,539	15.33
15.55	138,220	7.08	15.55	63,500	15.55
14.89	20,149	7.13	14.89	-	14.89
16.86	29,656	7.42	16.86	14,828	16.86
6.8505	2,287,002	8.50	6.85	325,753	6.85
11.64	625,000	5.31	11.64	-	11.64
16.18	150,000	5.73	16.18	-	16.18
18.03	100,000	5.77	18.03	-	18.03
18.64	100,000	5.79	18.64	-	18.64
19.09	75,000	5.83	19.09	-	19.09
	5,257,841			1,398,925

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

For a description of our past stock option compensation expense and recent accounting changes, see Item 5 “Operating and Financial Review and Prospects – A. Operating Results – Critical Accounting Policies – Share-based Compensation.”

The table below sets forth the option grants made to our directors and executive officers as of June 26, 2008 pursuant to the plans as of such date:

Name	Number of Shares Underlying Options Granted	Per Share Exercise Price (in US$)	Date of Grant	Date of Expiration
Tianqiao Chen	266,198	1.516	March 31, 2003	March 31, 2013
Danian Chen	266,198	1.516	March 31, 2003	March 31, 2013
Jun Tang	2,661,976	5.5	February 12, 2004	February 12, 2014
Qianqian Luo	266,198	1.516	March 31, 2003	March 31, 2013
Jingsheng Huang	*	1.516	March 31, 2003	March 31, 2013
Qunzhao Tan	2,129,581	1.516	March 31, 2003	March 31, 2013
Qunzhao Tan	150,000	6.8505	June 28, 2006	June 28, 2016
Yanmei Zhang	*	15.33	January 25, 2005	January 25, 2015
Yanmei Zhang	*	6.8505	June 28, 2006	June 28, 2016
Grace Wu	*	18.0287	October 8, 2007	October 8, 2013
Haifa Zhu	*	5.5	April 1, 2004	April 1, 2014
Haifa Zhu	*	15.55	January 28, 2005	January 28, 2015
Haifa Zhu	*	6.8505	June 28, 2006	June 28,2016
Haifa Zhu	*	11.6406	April 24, 2007	April 24,2013
Danning Mi	*	16.86	August 1, 2005	August 1, 2015
Danning Mi	*	6.8505	June 28, 2006	June 28, 2016
Diana Li	*	14.89	February 16, 2005	February 16, 2015
Diana Li	*	6.8505	June 28, 2006	June 28, 2016
Diana Li	*	11.6406	April 24, 2007	April 24, 2013
Hai Ling	*	1.516	March 31, 2003	March 31, 2013
Hai Ling	*	5.5	April 1, 2004	April 1, 2014
Hai Ling	*	6.8505	June 28, 2006	June 28, 2016
Xiangdong Zhang	*	1.516	March 31, 2003	March 31, 2013
Xiangdong Zhang	*	5.5	April 1, 2004	April 1, 2014
Xiangdong Zhang	*	6.8505	June 28, 2006	June 28, 2016
Jisheng Zhu	*	5.5	April 1, 2004	April 1, 2014
Jisheng Zhu	*	6.8505	June 28, 2006	June 28, 2016
Jisheng Zhu	*	11.6406	April 24, 2007	April 24, 2013
Jingying Wang	*	1.516	March 31, 2003	March 31, 2013
Jingying Wang	*	6.8505	June 28, 2006	June 28, 2016
Jianwu Liang	*	1.516	March 31, 2003	March 31, 2013
Jianwu Liang	*	6.8505	June 28, 2006	June 28, 2016
Jianwu Liang	*	11.6406	April 24, 2007	April 24, 2013
Haibin Qu	1,863,383	1.516	March 31, 2003	March 31, 2013
Donald Chan	*	16.184	September 25, 2007	September 25, 2013
____________

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

C.	BOARD PRACTICES

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

As of December 31, 2005, 2006 and 2007, we had 2,392, 1,906 and 2,564 full-time employees, respectively. The following table sets forth the number of our employees by department as of December 31, 2006 and 2007:

	As of December 31, 2006		As of December 31, 2007
	Number	Percent	Number	Percent
Senior Management	27	1.4	31	1.2
Customer Service	398	20.9	485	18.9
Technology Support	245	12.9	233	9.1
Game Development	504	26.4	887	34.6
Product Management	324	17.0	410	16
Sales, Marketing and Public Relations	229	12.0	218	8.5
Finance and Administration / Investment and Overseas Business	179	9.4	300	11.7

Total	1,906	100	2564	100

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In addition to the benefits that we are required to provide to our employees pursuant to PRC regulations, we also provide life insurance and supplemental medical and housing insurance. The total amount of contributions we made to employee benefit plans in 2005, 2006 and 2007 were RMB 24.2 million, RMB33.5 million and RMB37.0 million (US$5.1 million), respectively.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of March 31, 2008:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own ordinary shares within the meaning of Rule 13d-3 of the Exchange Act.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 145,303,814 ordinary shares outstanding as of March 31, 2008.

On December 27, 2007, Skyline Media transferred 60,000,000 ordinary shares, representing 41.3% of our outstanding ordinary shares as of March 31, 2008, to Premium Lead Company Limited, whose beneficial owner is Tianqiao Chen, our chairman and chief executive officer. On December 27, 2007, Skyline Media also transferred 11,938,212 ordinary shares, representing 8.2% of our outstanding ordinary shares as of March 31, 2008, to Crystal Day Holdings Limited, a Hong Kong corporation, which is wholly-owned by Silver Rose Investment Limited. Silver Rose Investment Limited is a British Virgin Islands corporation, which in turn is wholly-owned by HSBC International Trustee Limited acting as trustee of The C&T Trust for the benefit of the daughter of Tianqiao Chen and Qianqian Luo. As a result of these transactions, Skyline Media no longer holds any of our ordinary shares.

	Shares Beneficially Owned
Name	Number	Percentage of Total
Tianqiao Chen(1)	62,454,538	43%
Premium Lead Company Limited(2)	60,000,000	41.3%
Crystal Day Holdings Limited(3)	11,938,212	8.2%
AXA Group(4)	3,904,603	2.7%
Qianqian Luo(5)	2,454,538	1.7%
Jingsheng Huang	*	*
Qunzhao Tan(6)	1,431,281	0.99%
Danian Chen(7)	1,156,270	0.8%
Yanmei Zhang	*	*
Haifa Zhu	*	*
Danning Mi	*	*
Diana Li	*	*
Hai Ling	*	*
Xiangdong Zhang(8)	*	*
Jisheng Zhu	*	*
Jingying Wang(9)	*	*
Jianwu Liang	*	*
Haibin Qu(10)	*	*
____________

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this table, would beneficially own less than 1% of our ordinary shares.

(1)
Represents 60,000,000 ordinary shares owned by Premium Lead and 2,454,538 ordinary shares, comprising of 1,227,269 ADSs, held by DBS Trustees Limited acting as trustees of the Jade Trust. Ordinary shares held by DBS Trustees Limited acting as trustees of the Jade Trust are held for the benefit of Tianqiao Chen and his family members. The number of shares was taken from the Schedule 13G filed with the SEC by Tianqiao Chen on January 15, 2008.

(2)
Tianqiao Chen is the sole shareholder of Shanda Media Limited, which owns 60% of First Step Investment Limited. First Step Investment Limited owns 60% of Premium Lead. Tianqiao Chen is a director of First Step Investment Limited and Premium Lead. The number of shares was taken from the Schedule 13G filed with the SEC by Premium Lead on January 15, 2008.

(3)
Crystal Day Holdings Limited, a Hong Kong corporation, is wholly-owned by Silver Rose Investment Limited.  Silver Rose Investment Limited is a British Virgin Islands corporation, which in turn is wholly-owned by HSBC International Trustee Limited acting as trustee of the The C&T Trust for the benefit of the daughter of Tianqiao Chen and Qianqian Luo. The number of shares was taken from the Schedule 13G filed with the SEC by Crystal Day Holdings Limited on January 7, 2008.

(4)	The number of shares was taken from the Schedule 13G filed with the SEC by AXA Group on February 14, 2008.

(5)
Represents 2,454,538 ordinary shares, comprising of 1,227,269 ADSs, held by DBS Trustees Limited acting as trustees of the Jade Trust. Ordinary shares held by DBS Trustees Limited acting as trustees of the Jade Trust are held for the benefit of Tianqiao Chen and his family members. Ms. Luo is our director and the wife of Tianqiao Chen, our chairman and chief executive officer.

(6)
These ordinary shares, or stock options to purchase ordinary shares, are held by DBS Trustees Limited acting as Trustees of the Three Gorges Trust for the benefit of Qunzhao Tan and his family members.

(7)
Represents 1,156,270 ordinary shares, comprising of 198,000 ordinary shares and 479,135 ADSs, held by DBS Trustees Limited acting as trustees of the Chi Feng Trust. Ordinary shares held by DBS Trustees Limited acting as trustees of the Chi Feng Trust are held for the benefit of Danian Chen and his family members.

(8)	These ordinary shares, or stock options to purchase ordinary shares, are held by DBS Trustee Limited acting as Trustee of the Shabak Trust for the benefit of Xiangdong Zhang and his family members.

(9)	These ordinary shares, or stock options to purchase ordinary shares, are held by DBS Trustee Limited acting as Trustees of the Fly Trust for the benefit of Jingying Wang and her family members.

(10)	These ordinary shares, or stock options to purchase ordinary shares, are held by DBS Trustees Limited acting as Trustees of theHub Trust for the benefit of Haibin Qu and his family members.

None of our existing shareholders have voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2008, of the 145,303,814 issued and outstanding ordinary shares, approximately 18.92% of those ordinary shares were held in the United States by 292 institutional holders of record.

B.	RELATED PARTY TRANSACTIONS

Shengqu/Shanda Networking and Shanda Computer/Shanda Networking Arrangements

In order to comply with PRC regulations, through the date of this annual report, we have operated our online game business in China through Shanda Networking, a company wholly-owned by Tianqiao Chen and Danian Chen, who are our founders and are also PRC citizens. We have entered into a series of contractual arrangements with Shanda Networking and its shareholders, including contracts relating to the transfer of assets, the provision of services, software licenses and equipment, and certain shareholder rights and corporate governance matters.

Each of Shengqu’s and Shanda Computer’s contractual arrangements with Shanda Networking and its shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors.

In December 2004, with an effective date of January 1, 2005, we reorganized our online game operations in China, splitting such operations between our PRC operating companies. Nanjing Shanda and Hangzhou Bianfeng are subsidiaries of Shanda Networking. Following this reorganization, each of these companies operates our online games in distinct provinces and regions across China. In connection with this reorganization, we entered into a series of contractual arrangements with our PRC operating companies and modified certain existing contractual arrangements with Shanda Networking.

The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions of how to obtain copies of those agreements are provided in this annual report under “Documents on Display” included in Item 10 “Additional Information”.

No	Agreement	Date	Parties	Purpose	Payment

1	Research and Development Agreement	March 15, 2006	Shengqu and Chuangjia	Shengqu to develop dynamic encryption algorithm project	Chuangjia to make RMB600,000

2	Research and Development Agreement	June 5, 2006	Shengqu and Chuangjia	Shengqu to develop Gametea virtual image software	Chuangjia to make RMB800,000

3	Research and Development Agreement	October 26, 2006	Shengqu and Chuangjia	Shengqu to develop Gametea Richman, a LAN casual game	Chuangjia to make RMB 2.2 million

4	Research and Development Agreement	January 1, 2007	Shengqu and Chuangjia	Shengqu to develop Gametea new game foundation framework technology	Chuangjia to make RMB 1 million

5	Research and Development Agreement	April 15, 2007	Shengqu and Chuangjia	Shengqu to develop Gametea dynamic effect Plug-in playing technology	Chuangjia to make RMB 600,000

6	Research and Development Agreement	May 1, 2007	Shengqu and Chuangjia	Shengqu to develop Gametea animation & Expression project	Chuangjia to make RMB400,000

7	Research and Development Agreement	May 10, 2007	Shengqu and Chuangjia	Shengqu to develop P2P module	Chuangjia to make RMB 1 million

8	Research and Development Agreement	October 31, 2005	Shengqu and Shengjin	Shengjin to develop Shanda Richman, an online casual game	Shengqu to make: (i) recoupable installment payments of totaling 2 million over 24 months; and (ii) monthly royalty payments equal to 16%

9	Research and Development Agreement	July 14, 2004	Shengqu and Shengjin	Shengjin to develop The Sign, a MMORPG	Shengqu to make: (i) recoupable installment payments of totaling 2 million over 24 months; and (ii) monthly royalty payments between 5% and 10%.

10	Purchase Agreement	December 21, 2004	Shengqu and Shengpin	Shengqu to purchase from Shengpin copyright for The Age, a MMORPG	RMB2.7 million

11	Kung Fu Kids License Agreement	June 21, 2007	Shengqu and PRC operating companies	Shengqu licenses right to operate Kung Fu Kids to our PRC operating companies	RMB2.256 million and 35% royalty

12	Maple Story License Agreement	July 1, 2007	Shengqu and PRC operating companies	Shengqu licenses right to operate Maple Story to our PRC operating companies	RMB19 million and (i) 35% royalty from July 1, 2007 to August 31, 2008; and (ii) 45% royalty after September 1, 2008

13	Tales Runner License Agreement	July 18, 2007	Shengqu and PRC operating companies	Shengqu licenses right to operate Tales Runner to our PRC operating companies	RMB4.55 million and 30% royalty

14	World Hegemony License Agreement	November 16, 2007	Shengqu and PRC operating companies	Shengqu licenses right to operate World Hegemony to our PRC operating companies	35% royalty

15	Disney Magic Board Online License Agreement	December 20, 2007	Shengqu and PRC operating companies	Shengqu licenses right to operate Disney Magic Board Online to our PRC operating companies	RMB 6 million and 35%or 40% royalty

16	Dungeons and Dragons License Agreement	December 26, 2007	Shengqu and PRC operating companies	Shengqu licenses right to operate Dungeons and Dragons to our PRC operating companies	RMB31.9 million and 26% royalty

17	Popland License Agreement	December 28, 2007	Shengqu and PRC operating companies	Shengqu licenses right to operate Popland to our PRC operating companies	RMB 1.5 million and 35% royalty

18	Tales of Dragons License Agreement	April 2, 2008	Shengqu and PRC operating companies	Shengqu licenses right to operate Tales of Dragons to our PRC operating companies	RMB 1.5 million and 35% royalty

19	Might & Hero License Agreement	May 11, 2008	Shengqu and PRC operating companies	Shengqu licenses right to operate Might & Hero to our PRC operating companies	26% royalty

20	The Conqueror License Agreement	May 12, 2008	Shengqu and PRC operating companies	Shengqu licenses right to operate The Conqueror to our PRC operating companies	26% royalty

21	1000 Years License Agreement	May 30, 2008	Shengqu and PRC operating companies	Shengqu licenses right to operate 1000 Years to our PRC operating companies	RMB 3.82 million and (i) 30% royalty, (ii) 55% of the Third Party License Fee, and (iii) 30% of the Third Party Royalty

22	Cooperation Agreement	July 1, 2007	Shengqu and Haofang Online	Shengqu and Haofang Online operate the World of Legend	55% royalty

23	The Woool License Agreement Extension	January 1, 2007	Shengqu and PRC operating companies	Shengqu extends term Woool operating license to our PRC operating companies	26% royalty

24	The Age License Agreement Extension	January 1, 2007	Shengqu and PRC operating companies	Shengqu extends term The Age operating license to our PRC operating companies	26% royalty

25	3G Hero License Agreement	September 1, 2006	Shengqu and PRC operating companies	Shengqu licenses right to operate 3G Hero to our PRC operating companies	35% royalty

26	Shanda Richman License Agreement	December 8, 2006	Shengqu and PRC operating companies	Shengqu licenses right to operate Shanda Richman to our PRC operating companies	35% royalty

27	GetAmped License Agreement	February 18, 2006	Shengqu and PRC operating companies	Shengqu licenses right to operate GetAmped to our PRC operating companies	25% royalty

28	LaTale License Agreement	April 2, 2007	Shengqu and PRC operating companies	Shengqu licenses right to operate LaTale to our PRC operating companies	RMB7,740,900 and 32% royalty

29	Arena Software III License Agreement	May 1, 2006	Grandpro and Haofang Online	Grandpro licenses right to use Arena Software III to Haofang Online	35% royalty

30	Mir II License Agreement Extension	September 28, 2005	Shengqu and PRC operating companies	Shengqu extends term Mir II operating license to our PRC operating companies	RMB23,799,400 and 26% royalty

31	BNB License Agreement Extension	October 1, 2005	Shengqu and PRC operating companies	Shengqu extends term BNB operating license to our PRC operating companies	RMB12,138,000 and 45% royalty

32	The Woool License Agreement Extension	January 1, 2006	Shengqu and PRC operating companies	Shengqu extends term Woool operating license to our PRC operating companies	RMB15,000,000 and 26% royalty

33	The Age License Agreement Extension	January 1, 2006	Shengqu and PRC operating companies	Shengqu extends term The Age operating license to our PRC operating companies	RMB1,080,000 and 26% royalty

34	The Sign License Agreement Extension	January 1, 2006	Shengqu and PRC operating companies	Shengqu extends term The Sign operating license to our PRC operating companies	RMB1,080,000 and 26% royalty

35	R.O. License Agreement	September 1, 2005	Shengqu and PRC operating companies	Shengqu licenses right to operate R.O. to our PRC operating companies	RMB5,669,860 and 35% royalty

36	3G Hero License Agreement	September 1, 2005	Shengqu and PRC Operating Companies	Shengqu licenses right to operate 3G Hero to our PRC operating companies	RMB2,000,000 and 35% royalty

37	Shanda Richman License Agreement	December 8, 2005	Shengqu and PRC operating companies	Shengqu licenses right to operate Shanda Richman to our PRC operating companies	RMB1,500,000 and 35% royalty

38	Crazy Kart License Agreement	March 18, 2006	Shengqu and PRC operating companies	Shengqu licenses right to operate Crazy Kart to our PRC operating companies	RMB1,200,000 and 35% royalty

39	Doudizhu License Agreement	May 1, 2006	Grandpro and Haofang Online	Grandpro licenses right to operate Doudizhu to Haofang Online	35% royalty

40	The Woool License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate Woool to our PRC operating companies	RMB30,000,000 and 26% royalty

41	The Age License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate the Age to our PRC operating companies	RMB3,300,000 and 26% royalty

42	The Sign License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate The Sign to our PRC operating companies	RMB2,900,000 and 26% royalty

43	Maple Story License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate Maple Story to our PRC operating companies	RMB3,972,960 and 35% royalty

44	Mir II License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate Mir II to our PRC operating companies	RMB11,035,733 and 26% royalty

45	BNB License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate BNB to our PRC operating companies	RMB1,308,701 and 35% royalty

46	GetAmped License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to operate GetAmped to our PRC operating companies	RMB958,222 and 25% royalty

47	Arena Software I License Agreement	May 1, 2006	Grandpro and Haofang Online	Grandpro licenses right to use Arena Software I to Haofang Online	35% royalty

48	Arena Software II License Agreement	May 1, 2006	Grandpro and Haofang Online	Grandpro licenses right to use Arena Software II to Haofang Online	35% royalty

49	Unified Platform Verification System License Agreement	January 1, 2007	Shanda Computer and Shanda Networking	Shanda Computer licenses right to use Unified Platform Verification System to Shanda Networking	monthly royalty fee equal to log-in number multiplied by unit price as set forth in Exhibit A.

50	Unified Platform Verification System License Agreement	January 1, 2007	Shanda Computer and Nanjing Shanda	Shanda Computer licenses right to use Unified Platform Verification System to Nanjing Shanda	monthly royalty fee equal to log-in number multiplied by unit price as set forth in Exhibit A.

51	Unified Platform Verification System License Agreement	January 1, 2007	Shanda Computer and Hangzhou Bianfeng	Shanda Computer licenses right to use Unified Platform Verification System to Hangzhou Bianfeng	monthly royalty fee equal to log-in number multiplied by unit price as set forth in Exhibit A.

52	Jingling System Software License Agreement	January 1, 2008	Shanda Computer and Shanda Networking	Shanda Computer licenses right to use Jingling System to Shanda Networking	monthly royalty fee equal to Q&A number multiplied by unit price as set forth in Exhibit A

53	Jingling System Software License Agreement	January 1, 2008	Shanda Computer and Nanjing Shanda	Shanda Computer licenses right to use Jingling System to Nanjing Shanda	monthly royalty fee equal to Q&A number multiplied by unit price as set forth in Exhibit A

54	Jingling System Software License Agreement	January 1, 2008	Shanda Computer and Hangzhou Bianfeng	Shanda Computer licenses right to use Jingling System to Hangzhou Bianfeng	monthly royalty fee equal to Q&A number multiplied by unit price as set forth in Exhibit A

55	Physical Card Online-sales System Software License Agreement	January 1, 2008	Shanda Computer and Shanda Networking	Shanda Computer licenses right to use Physical Card Online-sales System to Shanda Networking	Shanda Networking to make monthly royalty equal to 15%

56	Physical Card Online-sales System Software License Agreement	January 1, 2008	Shanda Computer and Nanjing Shanda	Shanda Computer licenses right to use Physical Card Online-sales System to Nanjing Shanda	Nanjing Shanda to make monthly royalty equal to 15%

57	Physical Card Online-sales System Software License Agreement	January 1, 2008	Shanda Computer and Hangzhou Bianfeng	Hangzhou Bianfeng licenses right to use Physical Card Online-sales System to Hangzhou Bianfeng	Hangzhou Bianfeng to make monthly royalty equal to 15%

58	Virtual Card Online-sales System Software License Agreement	January 1, 2008	Shanda Computer and Shanda Networking	Shanda Computer licenses right to use Virtual Card Online-sales System to Shanda Networking	Shanda Networking to make monthly royalty equal to 15%

59	Virtual Card Online-sales System Software License Agreement	January 1, 2008	Shanda Computer and Nanjing Shanda	Shanda Computer licenses right to use Virtual Card Online-sales System to Nanjing Shanda	Nanjing Shanda to make monthly royalty equal to 15%

60	Virtual Card Online-sales System Software License Agreement	January 1, 2008	Shanda Computer and Hangzhou Bianfeng	Shanda Computer licenses right to use Virtual Card Online-sales System to Hangzhou Bianfeng	Hangzhou Bianfeng to make monthly royalty equal to 15%

61	Debit Card and Credit Card Online-sales System Software License Agreement	January 1, 2008	Shanda Computer and Shanda Networking	Shanda Computer licenses right to use Debit Card and Credit Card Online-sales System to Shanda Networking	Shanda Networking to make monthly royalty equal to 15%

62	Debit Card and Credit Card Online-sales System Software License Agreement	January 1, 2008	Shanda Computer and Nanjing Shanda	Shanda Computer licenses right to use Debit Card and Credit Card Online-sales System to Nanjing Shanda	Nanjing Shanda to make monthly royalty equal to 15%

63	Debit Card and Credit Card Online-sales System Software License Agreement	January 1, 2008	Shanda Computer and Hangzhou Bianfeng	Shanda Computer licenses right to use Debit Card and Credit Card Online-sales System to Hangzhou Bianfeng	Hangzhou Bianfeng to make monthly royalty equal to 15%

64	Equipment Management Platform Software License Agreement	January 1, 2008	Shengqu and Shanda Networking	Shengqu licenses right to use Equipment Management Platform Software to Shanda Networking	Shanda Netowkring to pay: (i) monthly service fees equal to RMB77,000; and (ii) monthly supporting fees equal to request number multiplied by RMB55,000

65	Equipment Management Platform Software License Agreement	January 1, 2008	Shengqu and Nanjing Shanda	Shengqu licenses right to use Equipment Management Platform Software to Nanjing Shanda	Nanjing Shanda to pay: (i) monthly service fees equal to RMB77,000; and (ii) monthly supporting fees equal to request number multiplied by RMB55,000

66	Equipment Management Platform Software License Agreement	January 1, 2008	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use Equipment Management Platform Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay: (i) monthly service fees equal to RMB11,000; and (ii) monthly supporting fees equal to request number multiplied by RMB55,000

67	Octopod System Software License Agreement	January 1, 2008	Shengqu and Shanda Networking	Shengqu licenses right to use Octopod System Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to number of servers multiplied by RMB110

68	Octopod System Software License Agreement	January 1, 2008	Shengqu and Nanjing Shanda	Shengqu licenses right to use Octopod System Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to number of servers multiplied by RMB110

69	Octopod System Software License Agreement	January 1, 2008	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use Octopod System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to number of servers multiplied by RMB110

70	User Platform Software License Agreement	January 1, 2008	Shengqu and Shanda Networking	Shengqu licenses right to use User Platform Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to total number of subsidiary systems multiplied by RMB5,500

71	User Platform Software License Agreement	January 1, 2008	Shengqu and Nanjing Shanda	Shengqu licenses right to use User Platform Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to total number of subsidiary systems multiplied by RMB5,500

72	User Platform Software License Agreement	January 1, 2008	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use User Platform Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to total number of subsidiary systems multiplied by RMB5,500

73	Remote Desktop System Software License Agreement	January 1, 2008	Shengqu and Shanda Networking	Shengqu licenses right to use Remote Desktop System Software to Shanda Networking	Shanda Networking to pay monthly service fees equal to RMB40,000

74	Remote Desktop System Software License Agreement	January 1, 2008	Shengqu and Nanjing Shanda	Shengqu licenses right to use Remote Desktop System Software to Nanjing Shanda	Nanjing Shanda to pay monthly service fees equal to RMB40,000

75	Remote Desktop System Software License Agreement	January 1, 2008	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use Remote Desktop System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly service fees equal to RMB10,000

76	Graph Supervision System Software License Agreement	January 1, 2008	Shengqu and Shanda Networking	Shengqu licenses right to use Graph Supervision System Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to revenue multiplied by 1.1%

77	Graph Supervision System Software License Agreement	January 1, 2008	Shengqu and Nanjing Shanda	Shengqu licenses right to use Graph Supervision System Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to revenue multiplied by 1.1%

78	Graph Supervision System Software License Agreement	January 1, 2008	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use Graph Supervision System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to revenue multiplied by 1.1%

79	Server Local Verification Software License Agreement	January 1, 2008	Shengqu and Shanda Networking	Shengqu licenses right to use Server Local Verification Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to total number servers multiplied by RMB55

80	Server Local Verification Software License Agreement	January 1, 2008	Shengqu and Nanjing Shanda	Shengqu licenses right to use Server Local Verification Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to total number servers multiplied by RMB55

81	Server Local Verification Software License Agreement	January 1, 2008	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use Server Local Verification Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to total number servers multiplied by RMB55

82	External Application Supervision System Software License Agreement	January 1, 2008	Shengqu and Shanda Networking	Shengqu licenses right to use External Application Supervision System Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to Supervised Object number multiplied by RMB2,200

83	External Application Supervision System Software License Agreement	January 1, 2008	Shengqu and Nanjing Shanda	Shengqu licenses right to use External Application Supervision System Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to Supervised Object number multiplied by RMB2,200

84	External Application Supervision System Software License Agreement	January 1, 2008	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use External Application Supervision System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to supervised object number multiplied by RMB2,200

85	HIDS System Software License Agreement	January 1, 2008	Shengqu and Shanda Networking	Shengqu licenses right to use HIDS System Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to alarm number multiplied by RMB550

86	HIDS System Software License Agreement	January 1, 2008	Shengqu and Nanjing Shanda	Shengqu licenses right to use HIDS System Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to alarm number multiplied by RMB550

87	HIDS System Software License Agreement	January 1, 2008	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use HIDS System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to alarm number multiplied by RMB550

88	GameMaster System Software License Agreement	January 1, 2008	Shengqu and Shanda Networking	Shengqu licenses right to use GameMaster System Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to revenue multiplied by 0.55%

89	GameMaster System Software License Agreement	January 1, 2008	Shengqu and Nanjing Shanda	Shengqu licenses right to use GameMaster System Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to revenue multiplied by 0.55%

90	GameMaster System Software License Agreement	January 1, 2008	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use GameMaster System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to revenue multiplied by 0.55%

91	Kangarooo System Software License Agreement	January 1, 2008	Shengqu and Shanda Networking	Shengqu licenses right to use Kangaroo System Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to request number multiplied by RMB110,000

92	Kangarooo System Software License Agreement	January 1, 2008	Shengqu and Nanjing Shanda	Shengqu licenses right to use Kangaroo System Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to request number multiplied by RMB110,000

93	Kangarooo System Software License Agreement	January 1, 2008	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use Kangaroo System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to request number multiplied by RMB110,000

94	Cobweb System Software License Agreement	January 1, 2008	Shengqu and Shanda Networking	Shengqu licenses right to use Cobweb System Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to request number multiplied by RMB11,000

95	Cobweb System Software License Agreement	January 1, 2008	Shengqu and Nanjing Shanda	Shengqu licenses right to use Cobweb System Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to request number multiplied by RMB11,000

96	Cobweb System Software License Agreement	January 1, 2008	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use Cobweb System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to request number multiplied by RMB11,000

97	Netview System Software License Agreement	January 1, 2008	Shengqu and Shanda Networking	Shengqu licenses right to use Netview System Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to equipment number multiplied by RMB55

98	Netview System Software License Agreement	January 1, 2008	Shengqu and Nanjing Shanda	Shengqu licenses right to use Netview System Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to equipment number multiplied by RMB55

99	Netview System Software License Agreement	January 1, 2008	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use Netview System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to equipment number multiplied by RMB55

100	Event Platform Software License Agreement	January 1, 2008	Shengqu and Shanda Networking	Shengqu licenses right to use Event Platform Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to event number multiplied by RMB231

101	Event Platform Software License Agreement	January 1, 2008	Shengqu and Nanjing Shanda	Shengqu licenses right to use Event Platform Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to event number multiplied by RMB231

102	Event Platform Software License Agreement	January 1, 2008	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use Event Platform Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to event number multiplied by RMB231

103	Network Log Supervision System Software License Agreement	January 1, 2008	Shengqu and Shanda Networking	Shengqu licenses right to use Network Log Supervision System Software to Shanda Networking	Shanda Networking to pay monthly supporting fees equal to request number multiplied by RMB5.5

104	Network Log Supervision System Software License Agreement	January 1, 2008	Shengqu and Nanjing Shanda	Shengqu licenses right to use Network Log Supervision System Software to Nanjing Shanda	Nanjing Shanda to pay monthly supporting fees equal to request number multiplied by RMB5.5

105	Network Log Supervision System Software License Agreement	January 1, 2008	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use Network Log Supervision System Software to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly supporting fees equal to request number multiplied by RMB5.5

106	New E-sales System License Agreement	December 9, 2005	Shengqu and PRC operating companies	Shengqu licenses right to use E-Sales System software to our PRC operating companies	Our PRC operating companies to make: (i) installment payments of RMB3,250,000 over 12 months; and (ii) monthly royalty payments equal to 15%

107	New Xintianyou License Agreement	January 1, 2006	Shengqu and PRC operating companies	Shengqu licenses right to use Xintianyou to our PRC operating companies	Our PRC operating companies to make: (i) one installment payments of RMB3,600,000 over 12 months, and (ii) monthly royalty equal to 5%

108	E-sales System License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to use E-Sales System software to our PRC operating companies	Our PRC operating companies to make: (i) one installment payments of RMB6,000,000 over 12 months, and (ii) monthly royalty equal to 15%

109	Xintianyou License Agreement	December 28, 2004	Shengqu and PRC operating companies	Shengqu licenses right to use Xintianyou to our PRC operating companies	Our PRC operating companies to make: (i) one installment payments of RMB3,600,000 over 12 months, and (ii) monthly royalty equal to 5%

110	New Business Support System License Agreement	January 1, 2008	Shanda Computer and Shanda Networking	Shanda Computer licenses right to use Business Support System in South-west China, North-west China and North China to Shanda Networking	Shanda Networking to make monthly royalty payments equal to the number of online game players per month multiplied by unit price as set forth in Appendix 2

111	New Business Support System Technology License Agreement	January 1, 2008	Shanda Computer and Nanjing Shanda	Shanda Computer licenses right to use Business Support System in East China and South-central China to Nanjing Shanda	Nanjing Shanda to make monthly royalty payments equal to the number of online game players per month multiplied by unit price as set forth in Appendix 2

112	New Business Support System License Agreement	January 1, 2008	Shanda Computer and Hangzhou Bianfeng	Shanda Computer licenses right to use Business Support System in North-east China to Hangzhou Bianfeng	Hangzhou Bianfeng to make monthly royalty payments equal to the number of online game players per month multiplied by unit price as set forth in Appendix 2

113	Termination Agreement to New Billing Technology License Agreement	December 1, 2006	Shengqu and Shanda Networking	Shengqu terminates the right to use billing technology in South-west China, North-west China and North China to Shanda Networking

114	Termination Agreement to New Billing Technology License Agreement	December 1, 2006	Shengqu and Nanjing Shanda	Shengqu terminates the right to use billing technology in East China and South-central China to Nanjing Shanda

115	Termination Agreement to New Billing Technology License Agreement	December 1, 2006	Shengqu and Hangzhou Bianfeng	Shengqu terminates the right to use billing technology in North-east China to Hangzhou Bianfeng

116	New Billing Technology License Agreement	January 1, 2006	Shengqu and Shanda Networking	Shengqu licenses right to use billing technology in South-west China, North-west China and North China to Shanda Networking	Shanda Networking to make monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB10 for 2006

117	New Billing Technology License Agreement	January 1, 2006	Shengqu and Nanjing Shanda	Shengqu licenses right to use billing technology in East China and South-central China to Nanjing Shanda	Nanjing Shanda to make monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB10 for 2006

118	New Billing Technology License Agreement	January 1, 2006	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use billing technology in North-east China to Hangzhou Bianfeng	Hangzhou Bianfeng to make monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB10 for 2006

119	Amendment to the Amended and Restated Billing Technology License Agreement	December 28, 2004	Shengqu and Shanda Networking	Shengqu licenses right to use billing technology in South-west China, North-west China and North China to Shanda Networking	Shanda Networking to make monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB13.46 for 2005

No	Agreement	Date	Parties	Purpose	Payment

120	Billing Technology License Agreement	December 28, 2004	Shengqu and Nanjing Shanda	Shengqu licenses right to use billing technology in East China and South-central China to Nanjing Shanda	Nanjing Shanda to make monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB13.46 for 2005

121	Billing Technology License Agreement	December 28, 2004	Shengqu and Hangzhou Bianfeng	Shengqu licenses right to use billing technology in North-east China to Hangzhou Bianfeng	Nanjing Shanda to make monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB13.46 for 2005

122	The Amended and Restated Billing Technology License Agreement	December 9, 2003	Shengqu and Shanda Networking	Shengqu licenses right to use billing technology in China to Shanda Networking	Shanda Networking to make monthly royalty payments equal to the number of monthly average concurrent users multiplied by RMB13.46 for 2004 and RMB 15.3 for 2003

123	Equipment Lease Agreement	December 28, 2004	Shengqu and Nanjing Shanda	Shengqu leases certain equipment to Nanjing Shanda	Nanjing Shanda to pay monthly rent equal to 4.2% of the original value of the leased equipment.

124	Equipment Lease Agreement	December 28, 2004	Shengqu and Hangzhou Bianfeng	Shengqu leases certain equipment to Hangzhou Bianfeng	Hangzhou Bianfeng to pay monthly rent equal to 4.2% of the original value of the leased equipment.

125	New Strategic Consulting Service Agreement	January 1, 2007	Shengqu and Shanda Networking	Shengqu provides strategic consulting service to Shanda Networking
Shanda Networking to pay monthly consulting fee equal to the result of the following formula: (player number of paying account x ARPU as described in the Exhibit 1 - fees paid to cooperative parties - other reasonable costs) x 60%

126	New Strategic Consulting Service Agreement	January 1, 2007	Shengqu and Nanjing Shanda	Shengqu provides strategic consulting service to Nanjing Shanda
Nanjing Shanda to pay monthly consulting fee equal to the result of the following formula: (player number of paying account x ARPU as described in the Exhibit 1 - fees paid to cooperative parties - other reasonable costs) x 60%

127	New Strategic Consulting Service Agreement	January 1, 2007	Shengqu and Hangzhou Bianfeng	Shengqu provides strategic consulting service to Hangzhou Bianfeng
Hangzhou Bianfeng to pay monthly consulting fee equal to the result of the following formula: (player number of paying account x ARPU as described in the Exhibit 1 - fees paid to cooperative parties - other reasonable costs) x 60%

128	New Technical Support Agreement	January 1, 2007	Shanda Computer and Shanda Networking	Shanda Compute provides technical support to Shanda Networking
Shanda Networking to make monthly service fee equal to the result of the following formula:
service fee of different employee /per day described in the Schedule A x number of business days) x 88% + other reasonable out of pocket costs

129	New Technical Support Agreement	January 1, 2007	Shanda Computer and Nanjing Shanda	Shanda Compute provides technical support to Nanjing Shanda
Nanjing Shanda to make monthly service fee equal to the result of the following formula:
service fee of different employee /per day described in the Schedule A x number of business days) x 88% + other reasonable out of pocket costs

130	New Technical Support Agreement	January 1, 2007	Shanda Computer and Hangzhou Bianfeng	Shanda Compute provides technical support to Hangzhou Bianfeng
Hangzhou Bianfeng to make monthly service fee equal to the result of the following formula:
service fee of different employee /per day described in the Schedule A x number of business days) x 88% + other reasonable out of pocket costs

131	Amended Strategic Consulting Service Agreement II	December 28, 2004	Shengqu and Shanda Networking	Shengqu provides strategic consulting service to Shanda Networking	Shanda Networking to pay: (i) standard monthly fee of RMB150.00 per user; and (ii) RMB1,900,000 for 2005

132	Amended Strategic Consulting Service Agreement III	December 28, 2005	Shengqu and Shanda Networking	Shengqu provides strategic consulting service to Shanda Networking	Shanda Networking to pay: (i) standard monthly fee of RMB92.00 per user; and (ii) RMB1,600,000 for 2006

133	Amended Strategic Consulting Service Agreement	December 28, 2004	Shengqu and Shanda Networking	Shengqu provides strategic consulting service to Shanda Networking	Shanda Networking to pay: (i) standard monthly fee of RMB86.00 per user; and (ii) RMB1,900,000 for 2004

134	Entrusted Loan Agreement	March 19, 2006	Nanjing Shanda and China Merchants Bank Dongfang Branch	Nanjing Shanda provides Shanda Computer with a loan through services provided by China Merchants Bank	Nanjing Shanda to provide Shanda Computer a loan of RMB38,000,000

135	Loan Agreement	March 19, 2006	China Merchants Bank Dongfang Branch and Shanda Computer	Nanjing Shanda provides Shanda Computer with a loan through services provided by China Merchants Bank	Nanjing Shanda to provide Shanda Computer a loan of RMB38,000,000

No	Agreement	Date	Parties	Purpose	Payment

136	Entrusted Loan Agreement	March 19, 2006	Hangzhou Bianfeng and China Merchants Bank Dongfang Branch	Hangzhou Bianfeng provides Shanda Computer with a loan through services provided by China Merchants Bank	Hangzhou Bianfeng to provide Shanda Computer a loan of RMB27,000,000

137	Loan Agreement	March 19, 2006	China Merchants Bank Dongfang Branch and Shanda Computer	Hangzhou Bianfeng provides Shanda Computer with a loan through services provided by China Merchants Bank	Hangzhou Bianfeng to provide Shanda Computer a loan of RMB27,000,000

138	Entrusted Loan Agreement	March 24, 2006	Shanda Networking and China Industrial & Commercial Bank Pudong Branch	Shanda Networking provides Shanda Computer with a loan through services provided by China Industrial & Commercial Bank	Shanda Networking to provide Shanda Computer a loan of RMB35,000,000

139	Loan Agreement	March 24, 2006	Shanda Networking, Shanda Computer and China Industrial & Commercial Bank Pudong Branch	Shanda Networking provides Shanda Computer with a loan through services provided by China Industrial & Commercial Bank	Shanda Networking to provide Shanda Computer a loan of RMB35,000,000

140	Loan Agreement	January 4, 2006	Shanda Networking, Shanghai Bank Xujiahui Branch and Shegnqu	Shanda Networking provides Shengqu with a loan through services provided by Shanghai Bank	Shanda Networking to provide Shengqu a loan of RMB100,000,000

141	Entrusted Loan Agreement	January 4, 2006	Shanda Networking and China Merchants Bank Dongfang Branch	Shanda Networking provides Shengqu with a loan through services provided by China Merchants Bank	Shanda Networking to provide Shengqu a loan of RMB100,000,000

142	Loan Agreement	January 4, 2006	China Merchants Bank Dongfang Branch and Shengqu	Shanda Networking provides Shengqu with a loan through services provided by China Merchants Bank	Shanda Networking to provide Shengqu a loan of RMB100,000,000

143	Entrusted Loan Agreement	January 4, 2006	Nanjing Shanda and China Merchants Bank Dongfang Branch	Nanjing Shanda provides Shengqu with a loan through services provided by China Merchants Bank	Nanjing Shanda to provide Shengqu a loan of RMB100,000,000

144	Loan Agreement	January 4, 2006	China Merchants Bank Dongfang Branch and Shengqu	Nanjing Shanda provides Shengqu with a loan through services provided by China Merchants Bank	Nanjing Shanda to provide Shengqu a loan of RMB100,000,000

145	Cooperation Agreement	January 1, 2005	Shengqu and Shengyue	Shengqu to plan, design and create media content and prepare such materials for Shengyue	Shengyue to pay a service fee equal to 80% of the revenue realized through the distribution of media content

146	Service Agreement	April 1, 2008	Shengqu and Shanda Networking	Shengqu to provide audible group chat service to Shanda Networking	Shanda Networking to pay a service fee equal to user number multiplied by usage time multiplied by fee rate

147	Service Agreement	April 1, 2008	Shengqu and Shanda Networking	Shengqu to provide data analysis service to Shanda Networking	Shanda Networking to pay a service fee equal to service request multiplied by fee rate

148	Office Premises Lease Agreement	January 1, 2008	Shengqu and Shanda Networking	Shengqu to provide the office to Shanda Networking	RMB 3.36 million

149	Equipment Purchase Agreement	January 1, 2008	Shengqu and Aurora	Aurora purchase the equipments from Shengqu	RMB54,384

150	Website Development Agreement	January 1, 2007	Shengqu and Shanda Networking	Shengqu to design and cdevelop Rainbow Service website for Shanda Networking	Shanda Networking to make monthly supporting fees equal to request number multiplied by RMB100,000

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

Other Related Party Transactions

Authorization of Skyline Media Limited, Skyline Capital International Limited and Shanda Media Limited to purchase shares of SINA on behalf of the Company. On February 14, 2005, we entered into an agreement to purchase 688,015 shares of SINA, at an aggregate purchase price of US$10.7 million from Skyline Media Limited, Skyline Capital International Limited and Shanda Media Limited, in connection with our strategic investment in SINA. This aggregate purchase price is equivalent to a US$15.59 per share purchase price, which represents the actual cost incurred by the sellers in purchasing the shares of SINA less certain past profits realized by the sellers on behalf of us in connection with trading shares of SINA. The beneficial owners of Skyline Media, Skyline Capital International Limited and Shanda Media Limited are Tianqiao Chen, our chairman and chief executive officer, Danian Chen, our chief operating officer and the brother of Tianqiao Chen, and Qianqian Luo, our director and the wife of Tianqiao Chen

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

Actoz / Wemade

On July 3, 2003, we initiated an arbitration in Singapore, under the auspices of the International Chamber of Commerce, or the ICC, against Actoz and Wemade, which are two online game developers based in South Korea, in order to resolve, among other things, certain disputes relating to the software license agreement between Shanda Networking and Actoz for Mir II. In August 2003, we settled the disputes regarding the Mir II license agreement with Actoz and requested discontinuance of the arbitration. Wemade, however, objected to the discontinuation request and filed claims against Shanda and Actoz, alleging, among other things, that Wemade validly terminated the Mir II license in November 2002. In October 2005, the arbitrator appointed by the ICC to decide the dispute, issued its award. The tribunal found that Actoz was fully authorized to enter into the settlement with Shanda on behalf of Wemade and that Wemade had no legitimate interest to object to the withdrawal of the arbitration. Accordingly, the claims made by Wemade against Shanda and Actoz were dismissed. In addition, Wemade paid for costs incurred by Shanda and Actoz beginning from August 29, 2003 in defending against such claims.

On October 8, 2003, Wemade filed a claim with the Beijing First Intermediate People’s Court, or the Beijing Court, against us and Beijing Lian Jin Century Scientific and Commercial Centre, a Beijing-based distributor of our games, which alleged that we infringed upon Wemade’s copyright and violated the PRC Anti-Unfair Competition Law with respect to Mir II in connection with our development and operation of Woool. In the claim which was served to us on December 29, 2003, Wemade alleged, among other things, that the Chinese name for Woool, which includes two characters from the Chinese name for Mir II, had misled users and that we had encouraged users to switch from Mir II to Woool by permitting the transfer of game characters developed in Mir II to Woool. Wemade also alleged that we had copied Mir II and elements of the Legend of Mir III, another game developed by Wemade, in developing Woool and that customers had been misled into thinking that Woool was a new version of Mir II. Wemade requested the court to order us to stop operating Woool, destroy all data relating to Woool, stop distributing and marketing products related to Woool, take down the Woool website, stop selling pre-paid cards and related products with respect to Woool, and pay Wemade’s legal fees and related costs incurred by Wemade in connection with this litigation.  On May 24, 2004, the Beijing Court informed us that Actoz joined Wemade as a co-plaintiff in these proceedings. In October 2005, the Beijing Court completed a series of hearings in connection with the allegations. On February 2, 2007, we entered into an agreement with Wemade and Actoz to fully settle the copyright infringement and unfair competition case before the Beijing Court. All parties agreed to settle at no additional cost to any party and each party would bear its own costs incurred to date in relation to the litigation. Under the terms of the settlement, Wemade and Actoz agreed to recognize our copyright for Woool, and we agreed to recognize Wemade and Actoz’s jointly-owned copyright of Mir II.

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

China Cyberport

On April 25, 2006, China Cyberport Co. Ltd., or China Cyberport, filed a claim with the Shanghai First Intermediate People’s Court, or the Shanghai Court, against our affiliate company Haofang. The claim alleged that Haofang, which operates a PC game network platform that allows users to play PC games against each other through the Internet, had infringed upon China Cyberport’s exclusive distribution rights for certain PC games. China Cyberport requested that the Shanghai Court order Haofang to cease operation of its PC game network, to pay damages in the amount of RMB120 million and to reimburse China Cyberport for costs incurred in connection with the dispute. On February 2, 2007, the Shanghai Court completed the first hearing in connection with the allegations. On June 6, 2007, the Shanghai Court dismissed China Cyberport’s complaint based on the finding that China Cyberport was not a qualified plaintiff. On June 14, 2007, China Cyberport filed an appeal with the Shanghai High Court to appeal the dismissal of the claim against Haofang by the Shanghai Court.  On August 1, 2007, the Shanghai High Court dismissed the appeal.

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

Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:

On February 19, 2008, we entered into an agreement with Actoz for an exclusive license to operate the 3D MMORPG entitled Lazeska in China.

On February 20, 2008, we entered into an agreement with NCSoft Corporation for an exclusive license to operate Atrix in China.

On April 3, 2008, Tang Jun resigned as our president and Qunzhao Tan was named as president.  In addition, we announced additional key executive appointments, including without limitation, the appointment of Diana Li as the chief executive officer of Shanda Games and Jingying Wang as the chief executive officer of Shanda Online.

On April 8, 2008 and April 9, 2008, we announced additional senior management appointments for Shanda Online and Shanda Games, and for our group.

Item 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

Our ADSs, each representing two of our ordinary shares, have been listed on The NASDAQ Global Market since May 13, 2004. Our ADSs trade under the symbol “SNDA.” The following table provides the high and low sale prices for our ADSs on The NASDAQ Global Market for (1) the year of 2005 and the year of 2006, (2) each of the quarters since the first quarter of 2006, and (3) each of the most recent six months. On June 26, 2008, the last reported sale price for our ADSs was US$27.83 per ADS.

	Sale Price (US$)
	High	Low
Yearly highs and lows Year 2004 (from May 13, 2004)	45.40	10.58
Year 2005	43.55	14.80
Year 2006	22.49	12.23
Year 2007
Quarterly highs and lows:
First quarter 2006	18.40	12.58
Second quarter 2006	15.30	12.23
Third quarter 2006	17.84	12.65
Fourth quarter 2006	22.49	13.63
First quarter 2007	26.85	20.59
Second quarter 2007	31.00	24.31
Third quarter 2007	37.94	23.75
Fourth quarter 2007	39.89	31.04
First quarter 2008	34.89	25.91
Second quarter 2008 (through June 26)	37.60	26.44
Monthly highs and lows:
December 2007	39.00	32.67
January 2008	33.15	25.91
February 2008	34.89	26.17
March 2008	33.59	26.55
April 2008	34.29	26.44
May 2008	37.60	30.80
June 2008 (through June 26)	33.64	27.60

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

Our ADSs, each representing two of our ordinary shares, have been listed on The NASDAQ Global Market since May 13, 2004 under the symbol “SNDA.”

D.	SELLING SHAREHOLDER

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

Item 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar and the Japanese yen, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rats for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further reevaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations.

In October 2005, SAFE promulgated regulations that require registration with local SAFE in connection with direct or indirect offshore investment by PRC residents, including PRC individual residents and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and also apply to our prior and future offshore acquisitions.

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

United States Federal Income Taxation

The following summary describes certain United States federal income tax consequences of the ownership of our ADSs as of the date hereof, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold our ADSs. The discussion is applicable to United States Holders (as defined below) who hold our ADSs as capital assets. As used herein, the term “United States Holder’’ means a holder of an ADS that is for United States federal income tax purposes:

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

This summary does not describe all of the United States federal income tax consequences that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•	a person whose “functional currency” is not the United States dollar; or

•	a person who has acquired our ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code’’), and proposed, temporary and final regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of American depositary receipts and the issuer of the security underlying the American depositary receipts may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of American depositary receipts. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the described availability of the reduced tax rate for dividends received by certain non-corporate holders below could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

We do not anticipate paying dividends on our ordinary shares or indirectly on our ADSs, in the foreseeable future. See “Dividend Policy” in Item 8.

Subject to the “Passive Foreign Investment Company” discussion below, the gross amount of distributions on the ADSs will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. We do not expect to maintain earnings and profits calculations in accordance with United States federal income tax principles. Therefore, it is expected that a distribution will generally be reported as a dividend. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by the depositary. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to the description above regarding concerns expressed by the U.S. Treasury and subject to applicable limitations, dividends paid to certain non-corporate United States investors in taxable years beginning before January 1, 2011 may be taxable at a maximum of 25%. You should consult your own tax advisors regarding the availability of the reduced tax rate on dividends given your particular circumstances.

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

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale or exchange of ADSs in an amount equal to the difference between the amount realized for the ADSs and your tax basis in the ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Passive Foreign Investment Company

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for 2007, and we do not expect to become one in the future, although there can be no assurance in this regard.

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

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules discussed below.

Provided that you do not make a mark-to-market election described below, if we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs. Distributions received in a taxable year will be treated as excess distributions to the extent they exceed 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs. Under these special tax rules:

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

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends paid by us in taxable years beginning before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

Alternative treatment will be available if you make a valid election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the NASDAQ Global Market which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

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

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished timely to the Internal Revenue Service.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

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

Foreign Currency Risk

Our business is operated in the PRC, and its value is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. The fluctuation of foreign exchange rate between U.S. dollars and Renminbi affects the value of your investment in our ADSs. All our revenues and most of expenses are substantially denominated in Renminbi, their exposure to foreign exchange risks should generally be limited. However, as at the release date of our annual report, we do have material monetary assets and liabilities denominated in U.S. dollars, which mainly consist of the investments in marketable securities and affiliated companies and the convertible notes payable. The fluctuation of foreign exchange rate affects the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, appreciation of Renminbi against U.S. dollars will devaluate the assets and liabilities denominated in U.S. dollars, while devaluation of Renminbi against U.S. dollars will appreciate the assets and liabilities denominated in U.S. dollars. In 2007, a foreign exchange loss of RMB5.4 million (US$0.7 million) incurred as a result of revaluation of monetary assets and liabilities denominated in U.S. dollar following the appreciation of Renminbi against the U.S. dollar. Effective from January 1, 2007, Shanda Interactive Entertainment Limited, our listed company incorporated in Cayman Islands, changed its functional currency from Renminbi to U.S. dollars due to changes in its economic facts and circumstances, including an active plan to explore overseas markets. Going forward, the exchange gain or losses from revaluation of the monetary assets and liabilities denominated in U.S. dollars of Shanda Interactive Entertainment Limited will not be recorded in the statement of operations, but instead will be treated as a cumulative translation adjustment under shareholders’ equity in the balance sheet.

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

Not applicable

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission’s rules and regulations.

Management’s Report on Internal Control over Financial Reporting

Management of Shanda Interactive Entertainment Limited (together with its consolidated subsidiaries, the “Group”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Group's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Group's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Company’s management, including our principal executive officer and principal financial officer, the Group conducted an assessment of the effectiveness of its internal control over financial reporting based upon criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. Based on this assessment, management determined that the Group’s internal control over financial reporting was effective as of December 31, 2007.

Management of the Company has excluded Actoz from its assessment in respect of the Group’s internal control over financial reporting as of December 31, 2007, as the Group only consolidated Actoz into the Group’s financial results from the beginning of the third quarter of 2007 as its equity interest in Actoz had reached 50.1%. As of December 31, 2007, the Group owned approximately 50.1% of the outstanding shares of Actoz. Actoz's stand-alone financial statements represent approximately 12% of both the total and net assets, 6% of the total revenues and 1% of the net income of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, the Company’s independent registered public accounting firm, as stated in its report included on page F-2.

Changes in Internal Control over Financial Reporting
During the year ended December 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

	For the year ended December 31,
	2006	2007
	RMB	RMB	US$
	(in thousands)

Audit fees (1)	8,430	12,500	1,713.6
Audit-related fees (2)	2,210	1,100	150.8
Others (3)	-	-	-
Total	10,640	13,600	1,864.4

(1)
Audit fees means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. Services comprising the fees disclosed under this category also involve principally limited reviews performed on our consolidated financial statements and the audits of the annual financial statements of our subsidiaries and affiliated companies.

(2)
Audit-related fees means the aggregate fees in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”.

(3)
Other fees means the aggregate fees for (i) the issuance of agreed-upon procedures reports by our principal auditors as part of the due diligence work relating to our merger and acquisition projects and (ii) compliance, advisory and other tax related service.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of ADS Purchased	(b) Average Price Paid per ADS in US$	(c) Total Number of ADS Purchased as Part of Publicly Announced Plan(1)	(d) Maximum Approximate U.S. dollar Value of ADS that May Yet Be Purchased Under the Plan
March 1 – March 31, 2007	738,275	$21.73	738,275	$16,041,710
____________

(1)
On March 9, 2007, we announced a share repurchase plan, under the plan, pursuant to which we are authorized to repurchase up to US$50 million worth of our outstanding ADS from time to time over the next 12 months following the plan’s approval date.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements for the Company and its subsidiaries are included at the end of this annual report.

As of June 26, 2008, we owned approximately 50.1% of Actoz Soft Co., Ltd., and pursuant to Rule 3-09 of SEC Regulation S-X, we have included the financial statements of Actoz Soft Co., Ltd. at the end of this annual report.

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

4.69
Online Game Software Sublicense Agreement on game Woool between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.69 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.70
Online Game Software Sublicense Agreement on game “the Age” between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.70 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.71
Online Game Software Sublicense Agreement on game “3G Hero” between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated September 1, 2007 (Incorporated by reference to Exhibit 4.71 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.72
Online Game Software Sublicense Agreement on game “Shanda Richman” between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated December 8, 2006 (Incorporated by reference to Exhibit 4.72 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.73
Online Game Software Sublicense Agreement on game “GetAmped” between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated February 18, 2006 (Incorporated by reference to Exhibit 4.73 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.74
Online Game Software Sublicense Agreement on game “LaTale” between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated April 2, 2007 (Incorporated by reference to Exhibit 4.74 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.75
Arena Software III Licensing Agreement between Grandpro Information Technology (Shanghai) Co., Ltd. and Shanghai Haofang Online Information Technology Co., Ltd. dated May 1, 2006 (Incorporated by reference to Exhibit 4.75 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.76
Unified Platform Verification System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.76 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.77
Unified Platform Verification System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.77 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.78
Unified Platform Certification System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.78 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.79
Jingling System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.79 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.80
Jingling System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.80 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.81
Jingling System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.81 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.82
Physical Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.82 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.83
Physical Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.83 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.84
Physical Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.84 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.85
Virtual Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.85 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.86
Virtual Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 2007 (Incorporated by reference to Exhibit 4.86 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.87
Virtual Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.87 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.88
Debit Card and Credit Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.88 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.89
Debit Card and Credit Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.89 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.90
Debit Card and Credit Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.90 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.91
Equipment Management Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.91 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.92
Equipment Management Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.92 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.93
Equipment Management Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.93 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.94
Octopod System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.94 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.95
Octopod System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.95 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.96
Octopod System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.96 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.97
User Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.97 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.98
User Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.98 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.99
User Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.99 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.100
Remote Desktop System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.100 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.101
Remote Desktop System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.101 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.102
Remote Desktop System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.102 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.103
Graph Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.103 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.104
Graph Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.104 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.105
Graph Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.105 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.106
Server Local Verification System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.106 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.107
Server Local Verification System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.107 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.108
Server Local Verification System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.108 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.109
External Application Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.109 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.110
External Application Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.110 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.111
External Application Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.111 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.112
Hids System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.112 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.113
Hids System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.113 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.114
Hids System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.114 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.115
Gamemaster System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.115 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.116
Gamemaster System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.116 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.117
Gamemaster System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.117 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.118
Kangarooo System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.118 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.119
Kangarooo System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.119 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.120
Kangarooo System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.120 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.121
Cobweb System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.121 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.122
Cobweb System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.122 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.123
Cobweb System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.123 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.124
Netview System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.124 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.125
Netview System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.125 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.126
Netview System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.126 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.127
Event Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.127 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.128
Event Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.128 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.129
Event Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.129 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.130
Network Log Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.130 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.131
Network Log Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.131 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.132
Network Log Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.132 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.133
Business Support System License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.133 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.134
Business Support System License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.134 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.135
Business Support System License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.135 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.136
Termination Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated December 1, 2006 (to terminate the Billing Technology License Agreement entered into by Shengqu and Shanghai Shanda on January 1, 2006 filed with 2005 Form 20-F as Exhibit 4.44) (Incorporated by reference to Exhibit 4.136 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.137
Termination Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd. dated December 1, 2006 (to terminate the Billing Technology License Agreement entered into by Shengqu and Nanjing Shanda on January 1, 2006 filed with 2005 Form 20-F as Exhibit 4.45) (Incorporated by reference to Exhibit 4.137 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.138
Termination Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. dated December 1, 2006 (to terminate the Billing Technology License Agreement entered into by Shengqu and Bianfeng Networking on January 1, 2006 filed with 2005 Form 20-F as Exhibit 4.46) (Incorporated by reference to Exhibit 4.138 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.139
Strategic Consulting Service Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.139 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.140
Strategic Consulting Service Agreement between Nanjing Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.140 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.141
Strategic Consulting Service Agreement between Hangzhou Bianfeng Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.141 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.142
Technical Support Agreement between Shanghai Shanda Networking Co., Ltd. and Shanda Computer (Shanghai) Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.142 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.143
Technical Support Agreement between Nanjing Shanda Networking Co., Ltd. and Shanda Computer (Shanghai) Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.143 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.144
Technical Support Agreement between Hangzhou Bianfeng Networking Co., Ltd. and Shanda Computer (Shanghai) Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.144 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.145
Website Development Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd. dated January 1, 2007 (Incorporated by reference to Exhibit 4.145 to our 2006 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 26, 2007).

4.146*
Research and Development Agreement between Wenzhou Chuangjia Technology Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., with respect to the “Commissioned P2P Module Development ”, dated May 10, 2007.

4.147*
Research and Development Agreement between Wenzhou Chuangjia Technology Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., with respect to “Gametea New Game Foundation Framework Technology Development”, dated January 1, 2007.

4.148*
Research and Development Agreement between Wenzhou Chuangjia Technology Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., with respect to “Gametea Virtual Character System Development”, dated June 5, 2006.

4.149*
Research and Development Agreement between Wenzhou Chuangjia Technology Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., with respect to “Gametea Monopoly Casual Games Development”, dated October 26, 2006.

4.150*
Research and Development Agreement between Wenzhou Chuangjia Technology Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., with respect to “Gametea Dynamic Effect Plug-in Playing Technology Development”, dated April 15, 2007.

4.151*
Research and Development Agreement between Wenzhou Chuangjia Technology Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., with respect to the “Commissioned Dynamic Encryption Algorithm Development”, dated March 15, 2006.

4.152*
Research and Development Agreement between Wenzhou Chuangjia Technology Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., with respect to “Gametea Animation & Expression Technology Development”, dated May 1, 2007.

4.153*
Online Game Software Sublicense Agreement between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Popland, dated December 28, 2007.

4.154*
Online Game Software Sublicense Agreement between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Maple Story, dated July 1, 2007.

4.155*
Online Game Software Sublicense Agreement between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Might & Hero, dated May 11, 2008.

4.156*
Online Game Software Sublicense Agreement between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to The Conqueror, dated May 12, 2008.

4.157*
Online Game Software Sublicense Agreement between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Dungeons & Dragons, dated December 26, 2007.

4.158*
Online Game Software Sublicense Agreement between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to One Thousand Year, dated May 30, 2008.

4.159*
Online Game Software Sublicense Agreement between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Tales of Dragons, dated April 2, 2008.

4.160*
Online Game Software Sublicense Agreement between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Tales Runner, dated July 18, 2007.

4.161*
Online Game Software Sublicense Agreement between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Kongfu Kids, dated June 21, 2007.

4.162*
Online Game Software Sublicense Agreement between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to Disney Magic Board, dated December 20, 2007.

4.163*
Online Game Software Sublicense Agreement between Shengqu Information Technology (Shanghai) Co., Ltd., Shanghai Shanda Networking Co., Ltd., Nanjing Shanda Networking Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd. with respect to World Hegemony, dated November 16, 2007.

4.164*	Jingling System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.165*	Jingling System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.166*	Physical Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.167*	Physical Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd., and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.168*	Physical Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd., and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.169*	Jingling System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.170*	Debit Card and Credit Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.171*	Business Support System License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.172*	Debit Card and Credit Card Online Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.173*	Virtual Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.174*	Business Support System License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.175*	Debit Card and Credit Card Online Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.176*	Virtual Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.177*	Business Support System License Agreement between Shanda Computer (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.178*	Virtual Card Online-Sales System Software Licensing Agreement between Shanda Computer (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.179*	Server Local Verification System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co. Ltd., dated January 1, 2008.

4.180*	Server Local Verification System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.181*	Server Local Verification System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd, and Shanghai Shanda Networking Co., Ltd Dated January 1, 2008.

4.182*	Cobweb System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.183*	Cobweb System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.184*	Cobweb System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.185*	Graph Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.186*	Graph Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.187*	Graph Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.188*	Event Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.189*	Event Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.190*	Event Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.191*	Equipment Management Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.192*	Equipment Management Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.193*	Equipment Management Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.194*	Gamemaster System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.195*	Gamemaster System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd dated January 1, 2008.

4.196*	Gamemaster System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd dated January 1, 2008.

4.197*	HIDS System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.198*	HIDS System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.199*	HIDS System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.200*	External Application Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.201*	External Application Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.202*	External Application Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.203*	Network Log Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.204*	Network Log Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.205*	Network Log Supervision System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.206*	Kangaroo System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.207*	Kangaroo System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.208*	Kangaroo System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.209*	Netview System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.210*	Netview System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.211*	Netview System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.212*	Remote Desktop System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.213*	Remote Desktop System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.214*	Remote Desktop System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.215*	User Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.216*	User Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.217*	User Platform Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.218*	Octopod System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Hangzhou Bianfeng Networking Co., Ltd., dated January 1, 2008.

4.219*	Octopod System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Nanjing Shanda Networking Co., Ltd., dated January 1, 2008.

4.220*	Octopod System Software Licensing Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd., dated January 1, 2008.

4.221*
Cooperation Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Holdfast Online Information Technology Co., Ltd., with respect to the operating cooperation of the The World of Legend, dated July 1, 2007.

4.222*	Network Equipment Purchasing Agreement between Chengdu Aurora Science and Technology Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated January 1, 2008.

4.223*	Data Analysis Service Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated April 1, 2008.

4.224*	Audible Group Chat Service Agreement between Shanghai Shanda Networking Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd, dated April 1, 2008.

4.225*	Office Premises Lease Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanda Networking Co., Ltd, dated January 1, 2008.

8.1*	List of Subsidiaries.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
____________

*        filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANDA INTERACTIVE
ENTERTAINMENT LIMITED

/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Chairman and Chief Executive Officer

Date: June 27, 2008

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
SHANDA INTERACTIVE ENTERTAINMENT LIMITED:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders' equity and of cash flows expressed in Renminbi present fairly, in all material respects, the financial position of Shanda Interactive Entertainment Limited (the “Company”) and its subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  In addition, in our opinion, the accompanying Financial Statement Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements and the Financial Statement Schedule I, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting included in Item 15 of the accompanying Form 20-F (“Management's Report on Internal Control over Financial Reporting”).  Our responsibility is to express opinions on these financial statements, on the Financial Statement Schedule I, and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2007).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As disclosed in Note 2(26) to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No.109, Accounting for Income Taxes. Also, as disclosed in Note 2(24) to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Actoz Soft Co., Limited (“Actoz”) from its assessment of internal control over financial reporting as of December 31, 2007 because Actoz was only consolidated from the beginning of the third quarter of 2007 and qualified under current United States Securities and Exchange Commission regulations for exclusion from management's assessment of internal control over financial reporting.  We have also excluded Actoz from our audit of internal control over financial reporting.  Actoz is a subsidiary of the Company and the stand-alone financial statements of Actoz constitute 12% of both the total and net assets, 6% of the total revenues and 1% of the net income of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People's Republic of China
June 27, 2008

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended December 31
	Note	2005	2006	2007	2007
		RMB	RMB	RMB	US$
					(Note 2(3))
Net revenues:	2(18)
Online MMORPGs game revenue		1,255,340,380	1,240,095,933	2,040,937,961	279,787,508
Online casual game revenue		402,968,774	302,800,432	329,654,387	45,191,565
Other revenues	5	238,301,952	111,563,960	96,672,154	13,252,564
Total net revenues		1,896,611,106	1,654,460,325	2,467,264,502	338,231,637

Cost of revenue	2(21)	(614,427,273)	(689,805,061)	(807,101,556)	(110,643,703)

Gross profit		1,282,183,833	964,655,264	1,660,162,946	227,587,934

Operating expenses:
Product development	2(22)	(164,756,024)	(167,792,398)	(163,546,391)	(22,420,200)
Sales and marketing	2(23)	(235,437,664)	(181,084,551)	(179,713,493)	(24,636,511)
General and administrative		(260,091,615)	(238,146,205)	(314,938,803)	(43,174,239)
Total operating expenses		(660,285,303)	(587,023,154)	(658,198,687)	(90,230,950)
Income from operations		621,898,530	377,632,110	1,001,964,259	137,356,984

Interest income		29,025,897	24,742,314	65,804,468	9,020,984
Amortization of convertible debt issuance cost	2(14)	(18,492,523)	(17,490,851)	(13,131,146)	(1,800,119)
Investment income (loss)	13	(5,898,971)	72,362,284	469,816,746	64,406,101
Other income, net	6	174,904,598	133,912,758	28,041,475	3,844,142
Income before income tax expenses, equity in loss of affiliated companies, and minority interests		801,437,531	591,158,615	1,552,495,802	212,828,092

Income tax expenses	7	(96,711,992)	(36,488,915)	(133,836,237)	(18,347,303)
Equity in loss of affiliated companies	12	(544,268,271)	(26,226,708)	(15,502,851)	(2,125,250)
Minority interests		4,825,541	766,886	(7,014,687)	(961,627)
Net income		165,282,809	529,209,878	1,396,142,027	191,393,912

Other comprehensive income:
Unrealized appreciation(depreciation) of marketable securities	2(6)	(102,482,869)	191,833,841	61,850,719	8,478,973
Reclassification of realized gains of marketable securities in net income	2(6)	-	(23,562,881)	(260,252,994)	(35,677,486)
Cumulative currency translation adjustments of Shanda Interactive	2(3)	-	-	(14,371,776)	(1,970,195)
Cumulative currency translation adjustments of an affiliated company	2(3)	(1,150,365)	6,629,305	(14,478,214)	(1,984,785)
Comprehensive income		61,649,575	704,110,143	1,168,889,762	160,240,419

Earnings per share	2(29), 8
Basic		1.17	3.71	9.74	1.34
Diluted		1.13	3.66	9.54	1.31

Earnings per ADS
Basic		2.34	7.42	19.48	2.68
Diluted		2.26	7.32	19.08	2.62

Weighted average ordinary shares outstanding	8
Basic		141,338,480	142,598,398	143,340,207	143,340,207
Diluted		146,347,595	144,605,703	146,286,519	146,286,519

Weighted average ADS outstanding
Basic		70,669,240	71,299,199	71,670,104	71,670,104
Diluted		73,173,798	72,302,852	73,143,259	73,143,259

* Share-based compensation was related to the	2(24), 21
associated operating expense categories as follows:
Product development		(4,038,525)	(1,074,650)	(842,227)	(115,459)
Sales and marketing		(370,787)	(98,665)	-	-
General and administrative		(8,122,615)	(38,388,924)	(57,096,570)	(7,827,238)

Share-based compensation expense included in cost of revenue		(1,165,950)	(454,783)	(266,335)	(36,511)

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2006	December 31, 2007	December 31, 2007
		RMB	RMB	US$
				(Note 2(3))

ASSETS
Current assets:
Cash and cash equivalents	2(4), 9	1,291,901,253	1,985,301,531	272,160,438
Short-term investments	2(5)	407,399,094	791,309,160	108,478,760
Marketable securities	2(6), 13	1,844,966,179	11,243,594	1,541,359
Accounts receivable, net of allowance for doubtful accounts	2(7), 10	31,685,173	32,167,476	4,409,766
Inventories	2(8), 11	8,972,212	2,157,9733	295,832
Deferred licensing fees and related costs	2(20)	27,432,410	51,311,834	7,034,2222
Prepayments and other current assets		51,707,824	67,953,183	9,315,545
Deferred tax assets	7	17,421,334	67,282,205	9,223,563
Total current assets		3,681,485,479	3,008,726,956	412,459,485

Investment in affiliated companies	2(9), 12	334,692,621	8,470,716	1,161,231
Property and equipment	2(10), 14	349,153,310	316,182,304	43,344,708
Intangible assets	2(11), 15	186,062,069	314,067,437	43,054,785
Goodwill	2(12), 16	493,563,626	606,220,501	83,105,379
Long-term deposits		-	56,329,734	7,722,114
Long-term prepayments	2(13), 14	100,159,566	135,229,505	18,538,303
Other long term assets	2(14)	-	234,449,793	32,140,185
Non-current deferred tax assets	7	-	83,055,190	11,385,846
Total assets		5,145,116,671	4,762,732,136	652,912,036

LIABILITIES
Current liabilities:
Accounts payable		91,183,943	48,551,628	6,655,831
Licensing fees payable		14,135,376	88,549,249	12,139,014
Taxes payable		80,253,193	127,548,651	17,485,352
Deferred revenue	2(19)	201,649,436	408,598,028	56,013,767
Licensing fees payable to a related party	22	46,090,032	-	-
Due to related parties	22	3,043,783	3,044,007	417,296
Acquisition related obligation	4(2), 12	3,046,866	-	-
Other payables and accruals	17	138,017,272	191,598,744	26,265,834
Convertible debt redeemable within one year	2(16), 18	2,147,392,500	-	-
Deferred tax liabilities		-	7,414,184	1,016,393
Total current liabilities		2,724,812,401	875,304,491	119,993,487

Non-current deferred tax liabilities		-	34,056,309	4,668,701
Non-current income tax liabilities	7	-	9,427,110	1,292,341
Other long-term liabilities		-	4,229,417	579,801
Total liabilities		2,724,812,401	923,017,327	126,534,330

Minority interests		2,910,010	216,297,998	29,651,798

Commitments and contingencies	25	-	-	-

Shareholders' equity
Ordinary shares (US$0.01 par value, 186,000,000 shares authorized, 143,208,848 issued and outstanding as of December 31, 2006, and 144,741,544 issued and outstanding as of December 31, 2007)	19	11,848,995	11,962,574	1,639,922
Additional paid-in capital		1,468,824,697	1,614,401,350	221,314,582
Statutory reserves	2(27)	142,019,159	147,694,485	20,247,099
Accumulated other comprehensive gain		205,081,971	(22,170,294)	(3,039,276)
Retained earnings		589,619,438	1,871,528,696	256,563,581
Total shareholders' equity		2,417,394,260	3,623,416,811	496,725,908

Total liabilities and shareholders' equity		5,145,116,671	4,762,732,136	652,912,036

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares						Accumulated
	(US$0.01 par value)			Additional		Deferred	other		Total
	Number		Par	paid-in	Statutory	share-based	Comprehensive	Retained	shareholders'
	of shares		value	capital	reserves	compensation	income	earnings	Equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2005 (Restated)	139,960,328		11,584,515	1,300,453,557	40,025,479	(20,623,032)	133,814,940	44,643,256	1,509,898,715

Exercise of share option (Note 21)	2,762,438		227,917	61,257,423	-	-	-	-	61,485,340
Repurchase of shares (Note 20)	(740,000)		(61,246)	(7,277,215)	-	-	-	(47,522,825)	(54,861,286)
Forfeited share option (Note 21)	-		-	(3,329,806)	-	3,329,806	-	-	-
Amortization of deferred share-based compensation	-		-	-	-	13,697,877	-	-	13,697,877
Unrealized net depreciation of marketable securities	-		-	-	-	-	(102,482,869)	-	(102,482,869)
Cumulative currency translation adjustments of an affiliated company	-		-	-	-	-	(1,150,365)	-	(1,150,365)
Net income	-		-	-	-	-	-	165,282,809	165,282,809
Shareholder's contribution	-		-	45,988,389	-	-	-	-	45,988,389
Appropriations to statutory reserves (Note 2(27))	-		-	-	47,593,606	-	-	(47,593,606)	-
Balance as of December 31, 2005	141,982,766		11,751,186	1,397,092,348	87,619,085	(3,595,349)	30,181,706	114,809,634	1,637,858,610

Exercise of share option (Note 21)	1,226,082		97,809	34,732,972	-	-	-	-	34,830,781
Write-off deferred share-based compensation	-		-	(3,595,349)	-	3,595,349	-	-	-
Recognize share-based compensation under FAS123R	-		-	40,017,022	-	-	-	-	40,017,022
Unrealized net appreciation of marketable securities	-		-	-	-	-	191,833,841	-	191,833,841
Realized net appreciation of marketable securities	-		-	-	-	-	(23,562,881)	-	(23,562,881)
Cumulative currency translation adjustments of an affiliated company	-		-	-	-	-	6,629,305	-	6,629,305
Equity pick-up adjustment of an affiliated company	-		-	577,704	-	-	-	-	577,704
Net income	-		-	-	-	-	-	529,209,878	529,209,878
Appropriations to statutory reserves (Note 2(27))	-		-	-	54,400,074	-	-	(54,400,074)	-
Balance as of December 31, 2006	143,208,848		11,848,995	1,468,824,697	142,019,159	-	205,081,971	589,619,438	2,417,394,260

Exercise of share option (Note 21)	3,009,246		227,845	104,866,614	-	-	-	-	105,094,459
Recognize share-based compensation under FAS123R	-		-	53,752,161	-	-	-	-	53,752,161
Repurchase of shares (Note 20)	（1,476,550	）	(114,266)	(15,298,905)				(108,557,443)	(123,970,614)
Unrealized net appreciation of marketable securities	-		-	-	-	-	61,850,719	-	61,850,719
Realized net appreciation of marketable securities	-		-	-	-	-	(260,252,994)	-	(260,252,994)
Cumulative currency translation adjustments of the company	-		-	-	-	-	(14,371,776)	-	(14,371,776)
Cumulative currency translation adjustments of an affiliated company	-		-	-	-	-	(15,008,981)	-	(15,008,981)
Equity pick-up adjustment of an affiliated company	-		-	2,256,783	-	-	530,767	-	2,787,550
Net income	-		-	-	-	-	-	1,396,142,027	1,396,142,027
Appropriations to statutory reserves (Note 2(27))	-		-	-	5,675,326	-	-	(5,675,326)	-
Balance as of December 31, 2007	144,741,544		11,962,574	1,614,401,350	147,694,485	-	(22,170,294)	1,871,528,696	3,623,416,811

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	165,282,809	529,209,878	1,396,142,027	191,393,912
Adjustments for:
Share-based compensation costs	13,697,877	40,017,022	58,205,132	7,979,208
Depreciation of property and equipment	46,671,567	72,149,184	85,469,276	11,716,787
Amortization of intangible assets	67,460,912	81,768,130	110,544,381	15,154,276
Amortization of land use right	-	907,898	1,710,287	234,459
Intangible assets impairment	-	-	20,095,454	2,754,840
Provision for losses on receivables	55,675,931	26,365,478	(7,415,810)	(1,016,616)
Provision for losses on inventories	10,794,286	12,833,241	2,222,145	304,629
Loss from disposal of fixed assets	662,160	3,419,794	2,349,843	322,135
Investment loss (income)	5,898,971	(72,362,284)	(469,816,746)	(64,406,101)
Interest income on restricted cash	(2,750,995)	-	-	-
Purchased in-progress research and development	4,147,000	-	3,072,821	421,246
Foreign exchange (gain) loss	(46,254,419)	(59,484,139)	4,848,201	664,629
Amortization of convertible debt issuance cost	18,492,523	17,490,851	13,244,238	1,815,622
Deferred tax assets	12,660,475	(296,670)	(33,242,321)	(4,557,114)
Equity in loss of affiliated companies	544,268,271	26,226,708	15,502,851	2,125,250
Deferred tax liabilities	-	-	(4,579,544)	(627,799)
Minority interests	(4,825,541)	(766,886)	7,014,687	961,627
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(84,098,143)	29,076,513	25,960,114	3,558,813
Inventories	(33,189,092)	6,675,517	4,727,182	648,039
Due from related parties	-	(4,000,000)	2,000,000	274,175
Deferred licensing fees and related costs	24,893,734	(3,365,349)	(24,062,081)	(3,298,616)
Prepayments and other current assets	(23,446,948)	11,313,765	21,982,426	3,013,520
Upfront licensing fee paid in intangible assets	(42,107,260)	(17,789,460)	(41,300,254)	(5,661,757)
Prepayment for upfront license fee in other long term assets	(22,523,080)	-	(234,449,793)	(32,140,185)
Other long-term deposits	(499,398)	-	576,520	79,034
Accounts payable	21,204,583	(15,310,787)	3,088,991	423,463
Licensing fees payable	65,101	(4,022,317)	22,247,906	3,049,914
Taxes payable	(4,487,054)	42,811,523	4,969,232	681,221
Deferred revenue	(87,664,935)	29,193,966	192,704,627	26,417,436
License fee payable to a related party	(38,442,318)	32,259,836	(46,090,032)	(6,318,377)
Due to related parties	(7,491,973)	3,403	224	31
Other payables and accruals	55,692,882	(4,258,199)	22,249,613	3,050,147
Net cash provided by operating activities	649,787,926	780,066,616	1,159,971,597	159,017,848

Cash flows from investing activities:
Increase of short-term investments	(126,360,137)	(281,038,957)	(231,497,377)	(31,735,445)
Purchase of marketable securities	(1,574,695,967)	(464,308,360)	-	-
Proceeds from disposal of marketable securities	7,661,458	788,774,864	2,042,337,912	279,979,425
Proceeds from income of other investment	989,677	5,582,574	40,205,163	5,511,634
Proceeds from interest income of restricted cash	-	2,750,995	-	-
Increase in loan receivable	-	-	(14,000,000)	(1,919,228)
Purchase of property and equipment	(160,318,006)	(122,542,521)	(90,694,661)	(12,433,123)
Prepayment for purchase of land use right	(18,157,950)	(82,909,514)	(12,630,226)	(1,731,449)
Prepayment for investment in affiliated companies	-	-	(12,150,000)	(1,665,616)
Proceeds from disposal of fixed assets	469,193	357,457	1,647,860	225,902
Purchase of intangible assets	(40,450,554)	(14,572,071)	(10,262,238)	(1,406,827)
Net cash paid for purchase of subsidiaries and VIEs	(161,517,636)	(256,187,213)	(20,167,197)	(2,764,675)
Proceeds from disposal of other long-term assets	453,103	-	-	-
Proceeds from disposal of a VIEs, net	(129,265)	-	-	-
Investment in affiliated companies	(759,404,237)	(25,130,698)	(5,000,000)	(685,439)
Net cash (used in) provided by investing activities	(2,831,460,321)	(449,223,444)	1,687,789,236	231,375,159

Cash flows from financing activities:
Proceeds from issuance of common stock under stock option plan	72,516,739	23,576,841	115,566,357	15,842,727
Repurchase of common stock	(54,861,286)	-	(123,970,614)	(16,994,847)
Settlement of convertible debt	-	-	(2,044,891,442)	(280,329,483)
Cash injection in VIE subsidiaries by minority shareholders	245,000	288,000	-	-
Net cash provided by (used in) financing activities	17,900,453	23,864,841	(2,053,295,699)	(281,481,603)

Effect of exchange rate changes on cash	(10,577,630)	(12,428,361)	(101,064,856)	(13,854,749)

Net increase (decrease) in cash and cash equivalents	(2,174,349,572)	342,279,652	693,400,278	95,056,655
Cash, beginning of year	3,123,971,173	949,621,601	1,291,901,253	177,103,783
Cash, end of year	949,621,601	1,291,901,253	1,985,301,531	272,160,438

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	101,307,276	25,867,784	162,322,739	22,252,452

Supplemental disclosure of investing activities:
Total consideration for purchase of subsidiaries	246,539,225	249,286,500	1,069,045,780	146,553,036
Consideration paid in previous year	(41,384,900)	-	(895,286,192)	(122,732,733)
Acquisition related obligation at year end	(10,402,485)	-	(20,200,000)	(2,769,172)
Acquisition related obligation paid	-	7,355,619	3,046,866	417,688
Contingent consideration paid for the acquisitions	6,600,000	-	-	-
Cash paid for purchase of subsidiaries	201,351,840	256,642,119	156,606,454	21,468,819
Cash acquired	(39,834,204)	(454,906)	(136,439,257)	(18,704,144)
Cash paid for business acquisitions, net	161,517,636	256,187,213	20,167,197	(2,764,675)

Supplemental disclosure of non-cash investing and financing activities:
Accrual related to purchase of property and equipment	25,671,372	66,775,841	25,042,342	3,432,997
Acquisition related obligation at year end	10,402,485	-	20,200,000	2,769,172
The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(AMOUNTS EXPRESSED IN Renminbi (RMB) UNLESS OTHERWISE STATED)

1.  ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Shanda Interactive Entertainment Limited (the “Company” or “Shanda Interactive”), its subsidiaries, which mainly include Shanda Holdings Limited (the “Shanda BVI”) , Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”), Shanda Computer Co., Ltd. (“Shanda Computer”) and certain variable interest entities (“VIEs” or “VIE subsidiaries”), which include Shanghai Shanda Networking Co., Ltd. (“Shanda Networking”) and its subsidiaries. The Company, its subsidiaries and VIE subsidiaries are collectively referred to as the “Group”.

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

The Group is principally engaged in the development and operation of online games and related businesses in the People’s Republic of China (the “PRC”). The Group develops and operates online games primarily through Shengqu, Shanda Networking, Nanjing Shanda Networking Co., Ltd. (“Nanjing Shanda”) and Hangzhou Bianfeng Networking Co., Ltd. (“Bianfeng Networking”). Nanjing Shanda and Bianfeng Networking are both subsidiaries of Shanda Networking.

Shanda Networking was the predecessor of the Group and operated substantially all of the businesses of the Group prior to March 2003. It is wholly owned by Tianqiao Chen and Danian Chen, the Company’s Chief Executive Officer and Chief Operating Officer, respectively, who are PRC citizens. Tianqiao Chen and Danian Chen, together with Qianqian Luo, a director of the Company and spouse of Tianqiao Chen, also own all of the shares of Skyline Media Limited (“Skyline”), the Company’s controlling shareholder until December 27, 2007 when Skyline transferred 60,000,000 of the Company’s ordinary shares, representing 41.45% of the outstanding ordinary shares as of December 31, 2007, to Premium Lead Company Limited (“Premium Lead”), a newly-formed British Virgin Islands corporation. The beneficial owner of Premium Lead is Tianqiao Chen.

In March 2003, the Group undertook a restructuring and reorganization (the “Reorganization”) immediately prior to the issuance of Series A and A-1 Preferred Shares to a foreign investor. The Reorganization was necessary to comply with PRC law and regulations that limit foreign ownership of companies that provide Internet content services, which includes operating online games.

As part of the Reorganization, Shanda BVI established Shengqu, a wholly foreign owned enterprise, and Shengqu entered into a series of agreements with Shanda Networking. Pursuant to these agreements, Shanda Networking transferred substantially all of its operating assets to Shengqu, except for certain assets that an online game operator must own to qualify to be an Internet content provision license holder, and Shengqu provides software services, software licenses and equipment to Shanda Networking in exchange for fees. As a result of these agreements, the Company is considered the primary beneficiary of Shanda Networking (Note 2(2)) and accordingly Shanda Networking’s results are consolidated in the financial statements of the Company.

In March 2005, Shanda BVI established Shanda Computer, a wholly foreign owned enterprise. In 2007, Shanda Computer entered into a series of agreements with Shanda Networking and other VIEs, pursuant to which Shanda Computer provides technology services and software licenses to these VIEs.

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

In May 2004, Shanda Interactive completed an initial public offering of American Depository Shares (ADSs). ADSs of the Company are traded from May 13, 2004 on NASDAQ National Market under the symbol “SNDA” in the United States of America.

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

The Group has adopted FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (“FIN 46R”). FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

To comply with PRC laws and regulations that restrict foreign ownership of companies that operate online games, the Company operates its online games mainly through Shanda Networking, which is wholly owned by

Tianqiao Chen and Danian Chen, and Nanjing Shanda and Bianfeng Networking, which are subsidiaries of Shanda Networking. These three companies hold the licenses and approvals to operate online games in the PRC.

Pursuant to the contractual arrangements with Shanda Networking, Nanjing Shanda and Bianfeng Networking, Shengqu and Shanda Computer mainly provide the following inter-group services to Shanda Networking, Nanjing Shanda and Bianfeng Networking, respectively.

Shengqu

•	Gaming-related licensing service;
•	Software licensing service;
•	Equipment and maintenance service; and
•	Strategic consulting service.

Shanda Computer

•	Licensing of billing technology; and
•	Billing service.

The fees in return for the aforementioned inter-group services are determined according to certain agreed formulas. During the years ended December 31, 2005, 2006 and 2007, the amount of such inter-group fee charges approximated RMB1,034.5 million, RMB938.0 million and RMB1,854.6 million, respectively. Out of the aforementioned inter-group service charges of 2007 are the fees totaling approximately RMB603.2 million from Shanda Computer, which took over certain role of inter-group service provider, with the scope addressed above, from Shengqu thereafter since January 2007. The principal services, software license and equipment lease agreements that Shengqu and Shanda Computer have entered into with Shanda Networking, Nanjing Shanda and Bianfeng Networking are:

•	Equipment leasing agreements, pursuant to which Shanda Networking, Nanjing Shanda and Bianfeng Networking lease a substantial majority of their operating assets from Shengqu;

•	A technical support agreement, pursuant to which Shanda Computer, and Shengqu for the periods prior to January 1, 2007, provides technical support for Shanda Networking’s operations;

•
Technology licensing agreements, pursuant to which Shanda Computer, and Shengqu for the periods prior to January 1, 2007, licenses billing technology to Shanda Networking, Nanjing Shanda and Bianfeng Networking;

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

As a result of these agreements, the Company is considered the primary beneficiary of Shanda Networking and accordingly Shanda Networking's results are consolidated in the Company's financial statements.

(3)	Foreign currency translation

The Company’s reporting currency is the Renminbi (“RMB”). The Company’s subsidiaries and VIEs, with the exception of Actoz Soft Co., Ltd. (“Actoz”), use RMB as their functional currency. From January 1, 2007, the Company changed its functional currency from RMB to USD given the significant change in the nature of the Company’s operations from that date. From July 1, 2007, the Company consolidated Actoz, a company incorporated in South Korea into its consolidated financial statements. Actoz has the Korean WON as its functional currency.

Transactions denominated in currencies other than functional currencies are translated into RMB at the exchange rates quoted by the People's Bank of China or the Seoul Money Brokerage Services Limited prevailing at the dates of the transactions for PRC and Korean subsidiaries, respectively. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People's Bank of China or the Seoul Money Brokerage Services Limited at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income. The exchange differences for translation of group companies' balances are included in cumulative translation adjustments, which is included within Shareholders' Equity under Accumulated Other Comprehensive Gain.

Translations of amounts from RMB into United States dollars (“US$” or “U.S. dollars”) are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2946, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2007. This convenient translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2007, or at any other rate.

(4)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.

(5)	Short-term investments

Short-term investments represent the bank time deposits with the maturities longer than three months.

(6)	Marketable securities

Marketable securities primarily consist of available-for-sale marketable equity securities, marketable corporate bonds, or mutual funds. Marketable securities are classified as short-term based on their high liquidity. Marketable securities are carried at fair market value with unrealized appreciation (or depreciation) reported as a component of accumulated other comprehensive gain (or loss) in shareholders' equity. The specific identification method is used to determine the cost of marketable securities disposed. Realized gains and losses are reflected as investment income or losses.

During the years ended December 31, 2005, 2006 and 2007, the Group recorded unrealized gains (losses) on its marketable securities of approximately RMB(102.5) million, RMB191.8 million and RMB61.9 million, respectively, as a component of comprehensive income. During the years ended December 31, 2006 and 2007, the Group reclassified realized gains on its marketable securities of approximately RMB23.6 million and RMB260.3 million,  respectively, in investment income. No realized gains (losses) were recognized in 2005.

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

The Company continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific; analysts’ ratings and estimates of 12 month share price targets for the investee; changes in stock market price or valuation subsequent to the balance sheet date; and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. During the year ended December 31, 2005, the Company recorded an impairment loss of approximately RMB521.5 million. No impairment losses were recorded in the years ended December 31, 2006 and 2007. Impairment losses on equity method investments are included in earnings of affiliated companies.

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

(11)  Intangible assets

Online game product development costs

The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed" (“SFAS 86”). Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in online game environment in the PRC market. During the years ended December 31, 2005, 2006 and 2007, the cost incurred for development of on-line game products was not capitalized because of the uncertainty in technological feasibility.

Website and internally used software development costs

The Group recognizes website and internally used software development costs in accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been immaterial and as a result all website and internally used software development costs have been expensed as incurred.

Upfront licensing fees

Upfront licensing fees paid to third party licensors are capitalized if the related game software has reached technological feasibility in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which is usually 3 to 5 years.

Software and copyrights

Software and copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the shorter of the useful economic life or stipulated period in the contract, which is usually 1 to 5 years.

Software technology, game engine, non-compete agreements, customer base and trademark acquired through business combinations

An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by SFAS No.141 “Business Combinations” (“SFAS 141”). Software technology, game engine, non-compete agreements, customer base and trademark arising from the acquisitions of subsidiaries and VIE subsidiaries are initially recognized and measured at estimated fair value upon acquisition. Amortization is computed using the straight-line method over the following estimated useful lives:

Software technology	0.5 to 5.5 years
Game engine	3 years
Non-compete agreements	2.5 years
Customer base Trademarks IPR&D	2 to 5.5 years 7.5 or 20 years Write off immediately

(12)  Goodwill

Goodwill is measured as the excess of the purchase price over the fair value assigned to the individual assets acquired and liabilities assumed. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in SFAS No. 141 should be recognized as goodwill.

In accordance with SFAS No.142 “Goodwill and other intangible assets” (“SFAS 142”), no amortization is recorded for goodwill. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In October of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

(13)  Long-term prepayments

Long-term prepayments mainly represent the prepayments for usage of the parcels of land where the office buildings are located. The land use rights are recorded at cost, and are amortized over their respective lease periods (usually over 50 years).

(14)  Other long-term assets

 Other long-term assets mainly represent the upfront license fees of those on-line games that have not yet been commercially launched. Other long term assets as of December 31, 2007 include a prepayment in respect of the upfront license fees paid for new games of RMB 234.4 million.

    Issuance costs of the Company’s Zero Coupon Senior Convertible Notes due 2014 (“Convertible Notes”), amounting to RMB52.1 million as of 31 December 2005, is deferred and being amortized on a straight-line basis over a period of three years from the date of issuance, which is October 15, 2004, to the first date when the Company may be required to repurchase all or any portion of their principal amount. The amortization expense for the years ended December 31, 2005, 2006 and 2007 was RMB18.5 million, RMB17.5 million and RMB12.6 million, respectively.

(15)  Impairment of long-lived assets and intangible assets

Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. The Company recognizes impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. Impairment of approximately RMB20.1 million related to intangible assets was recognized during the year ended December 31, 2007. No impairment was recognized during the year ended December 31, 2005 and 2006.

(16)  Convertible debt

The Company applies SFAS No. 78, “Classification of Obligations That Are Callable by the Creditor” (“SFAS 78”) to determine the classification of its convertible debt. In accordance with SFAS 78, obligations such as convertible notes are required to be classified as a current liability if they are or will be callable within one year from the balance sheet date.

(17)  Financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, short-term investments, marketable securities, accounts receivable, prepayments and other current assets, amount due from/to related parties, accounts payable, other payables which includes convertible debt payable. As of December 31, 2006 and 2007, their carrying values approximated their fair values.

(18)  Revenue recognition

Online game revenue

Prior to November 28, 2005, the Group operated all Massively Multiplayer Online Role-Playing Games (“MMORPGs”) under a pay-to-play model. Under this model, the Group receives subscription fees from distributors for the sale of time units, which allow end users to access its online game products. The distribution of time units to the end users typically is made by sales of pre-paid game cards, in physical or virtual form. The pre-paid game cards entitle the end users to access the Group's online game products for a specified period of time in accordance with the Group's published expiration policy. All subscription fees are deferred when received and revenue is recognized based upon the actual usage of time units by the end users, or when the end users are no longer entitled to access the online game products in accordance with the Group's published expiration policy.

Starting from November 28, 2005, the Group changed the operation of most MMORPGs from the pay-to-play model to a free-to-play model. Under the new model, players can access the games free of charges but may purchase points for in-game premium features. The distribution of points to the end users typically is made by sales of pre-paid game cards, in physical or virtual forms. The unused time units as of November 28, 2005 were converted into point units immediately. Subscription fees are deferred when received and revenue is recognized over the life of the premium features or as the premium features are consumed.

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

The EZ series product range includes products such as EZ Play, EZ Pod, EZ stations etc. By using EZ series products, users can have access to the Shanda Home Entertainment Platform (the “Platform”) and pay subscription fee to subscribe various online contents, such as games, music and films. As of December 31, 2007, the Platform was in operation but no subscription fee was charged to users. Revenue from sale of EZ series was recognized upon delivery as the EZ series had separate value of working as a substitute of the traditional keyboard, mouse and joystick to the users and the Company had no future legal or constructive obligation related to the sale of EZ series.

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

The Group licenses software it developed to internet cafés for their daily operation and management. Fixed licensing fees, as stipulated in license agreements, are charged to internet café on a monthly basis. Licensing revenue is recognized based on the usage of the software and when the fee collection is reasonably assured.

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

The Group's subsidiaries and its VIE subsidiaries are subject to business tax and related surcharges and value added tax on the revenues earned for services provided and products sold in the PRC. The applicable business tax rate varies from 3% to 5% and the rate of value added tax varies from 4% to 17%. In the accompanying consolidated statements of operations and comprehensive income, business tax and related surcharges for revenues derived from on-line games, advertisement, mobile valued-added services are deducted from gross receipts to arrive at net revenues.

(19)  Deferred revenue

Deferred revenue primarily represents subscription fees received from customers that cover online game services to be rendered in the future. Deferred revenue is stated at the amount of subscription fees received less the amount previously recognized as revenue upon the rendering of online game services or expiration of the time units or expiration of game cards in accordance with the Group's published expiration policy.

  (20) Deferred licensing fees and related costs

Upon the receipt of subscription fees from the distributors, the Group is obligated to pay on-going licensing fees and other costs related to such subscription fees, including business tax and related surcharges. As subscription fees are deferred (Note 2(19)), the related on-going licensing fees and costs are also deferred. The deferred licensing fees and related costs are recognized in the consolidated statements of operations and comprehensive income in the period in which the related online game subscription fees are recognized as revenue.

(21)  Cost of revenue

Cost of services rendered

Cost of services rendered consists primarily of online game licensing fees, server leasing charges, depreciation, maintenance and rental of computer equipment, amortization of upfront licensing fees, manufacturing costs for prepaid game cards and other overhead expenses directly attributable to the provision of online game services. Cost of services rendered amounted to approximately RMB567,267,000, RMB642,799,000 and RMB796,187,000 during the years ended December 31, 2005, 2006 and 2007, respectively.

Cost of goods sold

Cost of goods sold primarily consists of direct of EZ series, E-Key and other on-line game auxiliary products, as well as the corresponding shipping and handling costs for the products sold. Cost of goods sold amounted to approximately RMB47,160,000, RMB47,006,000 and RMB10,914,000, during the years ended December 31, 2005, 2006 and 2007, respectively.

(22)  Product development

Product development costs consist primarily of payroll, depreciation expense and other overhead expenses incurred by the Group to develop, maintain, monitor and manage the Group's online gaming products, software and websites, and are recorded on an accrual basis.

(23)  Sales and marketing

Sales and marketing costs consist primarily of advertising and market promotion expenses, payroll and other overhead expenses incurred by the Group's sales and marketing personnel, and are recorded on an accrual basis. Advertising and market promotion expenses amounted to approximately RMB168,579,000, RMB105,310,000 and RMB112,043,000 during the years ended December 31, 2005, 2006 and 2007, respectively.

(24)  Share-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No.123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which supersedes SFAS No. 123, “Accounting-Based Compensation” (“SFAS 123”) and Accounting Principles Board (“APB”) Opinion No.25, “Accounting for Stock Issued to Employees” (“APB 25”). Under the fair value recognition provisions of SFAS 123R, the Company is required to measure the cost of employee services received in exchange for share-based compensation measured at the grant date fair value, or minimal value, of the award.

The Company recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award, which is usually the vesting term. In March 2005, the Securities & Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No.107 (“SAB 107”) relating to SFAS 123R. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R.

The Company elected the modified prospective method and therefore has not restated results for prior periods. Had the Company determined the share-based compensation expense for the Company’s share options based upon the fair value at the grant date for share options awards in 2005, as prescribed by SFAS 123, the Company’s net income attributable to ordinary shareholders and earnings per share in 2005 would have been reduced to the pro forma amounts indicated below.

2005
RMB
Net income attributable to ordinary shareholders as reported	165,282,809
Add: Share-based compensation expenses under APB No. 25	13,697,877
Less: Share-based compensation expenses under SFAS No. 123	(50,192,400)
Add: Allocation to participating shareholders	-

Pro forma net income attributable to ordinary shareholders	128,788,286

Basic earnings per share
As reported	1.17

Pro forma	0.91

Basic earnings per ADS
As reported	2.34

Pro forma	1.82

Diluted earnings per share
As reported	1.13

Pro forma	0.88

Diluted earnings per ADS
As reported	2.26

Pro forma	1.76

The valuation provisions of SFAS 123R apply to new grants and unvested grants that were then outstanding. Estimated compensation for unvested grants that were outstanding as of the effective date is recognized over the remaining service period using the fair value estimated under the SFAS 123 pro forma disclosures.

The effects of application of SFAS 123R on the consolidated statements of operations and comprehensive income for the year ended December 31, 2007 are summarized as follows (in thousands, except per share data):

Year ended December 31, 2007
Decrease in income from operations	58,205
Decrease in income before income tax expense	58,205
Decrease in net income	58,205
Decrease in basic net income per share	0.41
Decrease in diluted net income per share	0.40

During the years ended December 31, 2005, 2006 and 2007, the Company calculated the fair value of each option granted on the date of grant using the Black-Scholes pricing model, which is consistent with the valuation techniques previously utilized for options in footnote disclosures required under SFAS 123, as amended by FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s share price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The assumptions used to value stock-based compensation awards for the years ended December 31, 2005, 2006 and 2007 are presented as follows:

	2005	2006	2007

Risk-free interest rate (1)	3.9-4.2%	5.2%	4.16%-4.51%
Expected life (in years) (2)	6.25 years	6.25 years	5 years
Expected dividend yield (3)	0%	0%	0%
Volatility (4)	58%-60%	61%	56%-58%
Fair value per option at grant date	RMB73.39-82.59	RMB32.00	RMB55.91-80.82

(1) The risk-free interest rate is based on the US treasury yield for a term consistent with the expected term of the awards.
(2) The management estimates the expected term of stock options granted under the Plan which is based on the vesting period and the contractual term for each grant.
(3) The Company has no history or expectation of paying dividends on its common stock.
(4) The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of comparable companies for a period equal to the expected term preceding the grant date.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Compensation cost estimated for the SFAS 123 pro forma disclosures accounted for forfeitures as they occur.

(25)  Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the consolidated statements of operations and comprehensive income on a straight-line basis over the lease periods or based on certain formulas, as specified in the lease agreements, with reference to the actual number of users of the leased assets, as appropriate.

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

In July 2006, the FASB issued FASB Interpretation No.48 Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No.109 (“FIN 48”) which became effective for fiscal years beginning after December 15, 2006. The interpretation prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Group’s adoption of FIN 48 did not result in any adjustments to the opening balance of the Group’s retained earnings as of January 1, 2007. See Note 7, “Taxation”, for additional information as to the impact of adopting this pronouncement.

(27)  Statutory reserves

China

The Group’s subsidiary and the VIE incorporated in the PRC are required on  an  annual  basis  to  make  appropriations of retained earnings set at certain  percentage  of  after-tax profit determined in accordance with PRC accounting  standards  and  regulations  (“PRC GAAP”). Shengqu, Shanda Computer and Grandpro Technology (Shanghai) Co., Ltd, in accordance with the Law of the PRC on Enterprises Operated Exclusively with Foreign Capital, must make appropriations to (i) general reserve and (ii) enterprise expansion fund.

The general reserve fund requires annual appropriations of 10% of after-tax profit  (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; enterprise expansion fund appropriation is at the company’s discretion. The Group’s VIEs, in accordance with the China Company Laws, must make appropriations to a (i) statutory reserve fund and (ii) discretionary surplus fund. Until January 1, 2006, contributions to a statutory public welfare fund were also required. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; the statutory public welfare fund requires annual appropriations of at least 5~10% of after-tax profit (as determined under PRC GAAP at each year-end before 2006); other fund appropriation is at the company’s discretion.

The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund was mainly used to expand the production and operation; it also may be used for increasing the registered capital. The statutory public welfare fund must be used for capital expenditures for the collective welfare of employees.

Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the year ended December 31, 2005, 2006 and 2007, the Group made total appropriations to these statutory reserves of approximately RMB47,594,000, RMB54,400,000 and RMB5,675,000 respectively.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.

Korea

Actoz Soft Co., Ltd. is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock in accordance with the Commercial Code of Korea. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock by an appropriate resolution of the company’s board of directors or used to reduce accumulated deficit, if any, with the ratification of the company’s majority shareholders. As Actoz did not declare or pay cash dividend, the Group did not make appropriation to this legal reserve.

(28)  Dividends

Dividends of the Company are recognized when declared.

Relevant laws and regulations permit payments of dividends by the PRC and Korean subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations (see Note 2(27)).

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

(29)  Segment reporting

            The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no significant other geographical segments are presented.

(30)  Reclassifications

Certain reclassifications have been made to all years presented in the consolidated financial statements to conform to the current year presentation.

3.	Recent accounting pronouncements

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements” (“SFAS No.157”), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No.157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No.157 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No.157 on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51”. This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years beginning on or after December 15, 2008. The Company is in the process of evaluating whether the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, which replaces SFAS No. 141. This revised standard requires assets, liabilities and non-controlling interests acquired to be measured at fair value and requires that costs incurred to effect the acquisition be recognized separately from the business combination. In addition, this statement expands the scope to include all transactions and other events in which one entity obtains control over one or more businesses. This statement is effective for all business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is in the process of evaluating whether the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

In December 2007, the SEC published Staff Accounting Bulletin No. 110 (“SAB 110”) which amends SAB No. 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FASB Statement No. 123R, “Share-Based Payment”. The Company is currently evaluating the impact of adopting SAB No. 110 on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115”, which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Company is in the process of evaluating whether the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133”, which is effective for fiscal years beginning after November 15, 2008. This statement amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users of financial statements with an enhanced understanding of: a) How and why an entity uses derivative instruments; b) How derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations; and c) How derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The Company is in the process of evaluating whether the adoption of this standard will have a material effect on its financial statements disclosures.

In April 2008, the FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets”, which is effective for fiscal years beginning after November 15, 2008. This statement amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. The Company is currently evaluating the impact of adopting FSP FAS No. 142-3 on its financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, which is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The Company is currently evaluating the impact of adopting SFAS No. 162 on its financial position, results of operations or cash flows.

4.	BUSINESS COMBINATIONS

The Group accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities the Group acquired based on their estimated fair values. The Group makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

Acquisition completed in 2007

(1)	Actoz Soft Co., Ltd

From January 5, 2007 through July 5, 2007, the Group acquired an additional 9.62% equity interest in Actoz Soft Co., Ltd. (“Actoz”), a Korean developer, operator and publisher of online games listed on the KOSDAQ, of which a 40.48% stake was owned by the Group as at December 31 2006, for consideration of US$9.2 million in cash (equivalent to RMB 71.0 million). As a result, the Group became the majority shareholder and had unilateral control of Actoz and consolidates Actoz’s financial statements starting from the third quarter of 2007.

The purchase price of Actoz based on the Group's carrying amount of its investment in Actoz (Note 12) was allocated as follows:

RMB
Cash	56,114,000
Other assets	223,179,000
Identifiable intangible assets	105,945,000
Purchased in-progress research and development	3,073,000
Deferred tax liability	(29,918,000)
Goodwill	86,479,000
Current liabilities	(60,761,000)
Purchase price	384,111,000
Identifiable intangible assets acquired, including software technology of RMB59.1 million and trademarks of RMB46.8 million, have estimated useful lives of 0.5 to 5.5 years and 20 years respectively. Purchased in-progress research and development of RMB3.1 million were written off at the date of acquisition in accordance with FASB Interpretation No.4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”) because the technological feasibility of the in-progress technology has not yet been established and that the technology has no alternative future use. Those write-offs are included in costs of revenue.

Goodwill of RMB86,479,000 represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired, and is not deductible for tax purposes. In accordance with SFAS 142, goodwill is not amortized but is tested for impairment. The purchase price allocation for Actoz acquisition is primarily based on an appraisal performed by an independent appraisal firm together with the management assessment based on their experience in online game business in the Korea.

The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2006 and 2007, as if the acquisition of Actoz had occurred on January 1, 2006 and 2007, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

	Year ended December 31, 2006	Year ended December 31, 2007
	Unaudited in RMB	Unaudited in RMB

Net revenues	1,688,206,000	2,500,757,000
Net income	503,027,000	1,393,651,000
Earnings per share
Basic	3.53	9.72
Diluted	3.48	9.53

The pro forma net income for 2006 and 2007 includes RMB41.2 million and RMB20.3 million respectively for the amortization of identifiable intangible assets, and was determined using at the actual effective income tax rate of Actoz in each year.

(2)	Aurora

In July 2007, the Group acquired a 100% equity interest of Chengdu Aurora Technology Development Co. Ltd, or Aurora, a leading developer and operator of MMORPGs in China. Pursuant to the acquisition agreement, the total purchase consideration was RMB101 million (US$13.8 million), of which RMB80.8 million (US$11.1 million) were paid in 2007, and RMB15.1 million (US$2.0 million) and RMB5.1 million (US$0.7 million) will be paid in 2008 and 2009, respectively.

The purchase price of Aurora was allocated as follows:

RMB
Cash	24,260,000
Other assets	12,114,000
Identifiable intangible assets	64,530,000
Deferred tax liabilities	(16,133,000)
Goodwill	26,177,000
Current liabilities	(9,948,000)

Purchase price	101,000,000

Identifiable intangible assets acquired, mainly including software technology and trademarks of RMB64.5 million, have estimated useful lives of 4.5-5.5 years and 7.5 years respectively. Goodwill of RMB26.2 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired, and is not deductible for tax purposes. In accordance with SFAS 142, goodwill is not amortized but is tested for impairment.

The following unaudited pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2007, as if the acquisition of Aurora had occurred on January 1, 2007, and after giving effect to purchase accounting adjustments. Aurora did not have any significant operations in 2006 and therefore no comparative figures have been presented above. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

2007
Unaudited in RMB

Net revenues	2,512,497,000
Net income	1,417,026,000
Earnings per share
Basic	9.89
Diluted	9.69

The pro forma net income for 2007 includes RMB13.0 million for the amortization of identifiable intangible assets, and was determined using the actual effective income tax rate of Aurora in each year.

Acquisitions completed in 2006 and 2005

There was no significant acquisition completed in 2006. The Group completed the acquisition of Grandpro Technology Limited in 2005 which has been described in the 2006 consolidated financial statements.

5.	OTHER NET REVENUES

	2005	2006	2007
	RMB	RMB	RMB

EZ series	22,533,424	28,882,189	7,160,209
Online literature	10,073,993	20,787,012	28,660,005
Advertising	80,105,525	18,762,869	19,827,722
Technical service and cooperation	12,622,838	9,635,519	3,388,609
License of management software to internet café	5,551,026	9,159,984	18,651,587
Mobile value-added services	15,512,057	8,734,996	9,099,237
Mobile games	4,396,200	4,456,854	892,725
Game content related goods	405,394	3,194,397	162,997
E-Keys	76,838,512	645,809	1,003,427
Others	10,262,983	7,304,331	7,825,636

	238,301,952	111,563,960	96,672,154

6.        OTHER INCOME

	2005	2006	2007
	RMB	RMB	RMB

Government financial incentives	137,282,361	83,907,206	57,496,592
Foreign exchange gain (loss) (Note 24)	48,943,965	59,807,857	(5,356,584)
Non-operating expense	(9,106,311)	(4,981,582)	(15,551,983)
Others	(2,215,417)	(4,820,723)	(8,546,550)

	174,904,598	133,912,758	28,041,475

Government financial incentives are granted by the municipal government upon the qualification of a company as a new-high technology enterprise. These government financial incentives are calculated with reference to either the group companies' taxable income or revenue, as the case may be. Eligibility for the government financial incentives the group companies receives requires that the group companies continue to meet a number of government financial and non-financial criteria to continue to qualify for these governments financial incentives and its continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these financial incentives. There is no guarantee that the Group will continue to receive these government financial incentives in the future. Accordingly, government financial incentives are recognized as other income when received.

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

China

The Group's subsidiaries and VIE subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People's Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, the Group is generally subject to EIT at a statutory rate of 33%. Group companies that are registered in the Pudong New District of Shanghai are, however, subject to a 15% preferential EIT rate pursuant to the local tax preferential treatment before January 1, 2008. Shengqu, as a software development enterprise, has been granted a two year EIT exemption and followed by a three year 50% EIT reduction on its taxable income, commencing the year ended December 31, 2003 (“tax holiday”). Shengqu’s qualifications as a software development enterprise or a technology advanced enterprise are required to be reassessed on an annual basis. Nanjing Shanda, as a result of receiving government’s recognition as a technology advanced enterprise, has been entitled to a full income tax exemption for two years effective from January 1, 2005 and will be subject to a preferential tax rate of 15% in 2007. In April 2006, government recognition in October 2005 of Bianfeng Networking as a technologically advanced enterprise was acknowledged by the local tax authority, which was previously subject to income taxes at a statutory rate of 33%. As a result of the acknowledgement, Bianfeng Networking is entitled to a two-year exemption from income taxes commencing from 2004, which was deemed to be its first cumulative profit-making year by the local tax authority, and thus reversed the income tax expense and defer tax assets RMB10.3 million and RMB3.7 million previously recognized in the years ended December 31, 2004 and 2005. In 2006 and 2007, Bianfeng Networking was subject to a preferential tax rate of 15%.

In 2007, the National People’s Congress passed new PRC EIT Law and Detailed Implementation Rules of China EIT Law. The new tax laws take effect on January 1, 2008. The new tax laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments will continue to be granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a high and new technology enterprise. On April 14, 2008, the Ministry of Science and Technology and the Ministry of Finance and State Administration of Taxation jointly issued Guokefahuo [2008] No.127, “Administrative Measures for Assessment of High-New Tech Enterprises,” or Measures, and “Catalogue of High/New Tech Domains Strongly Supported by the State,” or Catalogue, each of which is retroactively effective as of January 1, 2008. The Measures mainly set forth general guidelines regarding criteria as well as application procedures for qualification as a High New Tech Enterprise under the new EIT Law. Currently, the

Group is in the process of reviewing and assessing the implications of the Measures and the Catalogue on our subsidiaries and VIEs in China.

According to grandfathering law published by the State Department, there will be a five-year transition period during which certain enterprises may be allowed to continue to enjoy their existing preferential tax treatments approved by the applicable tax laws and administrative regulations.

Pursuant to the New EIT Law and Circular Caishui [2008] No. 1 issued by Ministry of Finance of China on February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a foreign invested enterprise (“FIE”) to its immediate holding company outside China would be subject to withholding taxes. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company. The Company’s subsidiaries, Shengqu, and Shanda Computer are considered FIEs and are directly held by our subsidiary in Hong Kong. According to tax treaty between Mainland and Hong Kong Special Administrative Region, dividends payable by an FIE in China to the company in Hong Kong will be subject to 5% withholding tax. All of these foreign invested enterprises will be subject to the withholding tax for their earnings generated and distributed after January 1, 2008.

Korea

Actoz, the subsidiary incorporated in the Republic of Korea (“Actoz”) is subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the Republic of Korea (collectively the “Korea Income Tax Laws”), respectively. Actoz is, however, subject to a 14.3% and 27.5% (in the excess of KRW 100,000,000 of taxable income) tax rate which includes resident tax surcharges in accordance with the Korea Income Tax Laws & Local Tax Law.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007
	RMB	RMB	RMB

Current income tax expenses	84,204,730	50,826,715	171,131,529
Changes of tax status	-	(14,041,130)	-
Change in deferred tax assets	9,365,576	(7,486,266)	(28,411,085)
Change in deferred tax liabilities	-	-	(4,579,544)
Change in valuation allowance	3,141,686	7,189,596	(4,304,663)
Income tax expenses	96,711,992	36,488,915	133,836,237

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory EIT rate and the Group's effective tax rate for the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007

Statutory income tax rate	33%	33%	33%
Tax differential from statutory rate applicable to the subsidiaries and the VIE subsidiaries in the PRC	(18%)	(15%)	(13%)
Non-taxable income outside the PRC	-	(4%)	(9%)
Enacted tax rate change	-	-	(1%)
Effect of tax holidays	(7%)	(10%)	(2%)
Others	4%	2%	1%

Effective EIT rate	12%	6%	9%

The aggregate amount and per share effect of the tax holiday are as follows:

	2005	2006	2007

The aggregate effect	58,825,515	57,886,654	30,302,276
Basic share effect	0.42	0.41	0.21
Diluted share effect	0.40	0.40	0.21

Significant components of deferred tax assets

	December 31, 2006	December 31, 2007
	RMB	RMB

Licensing fees and related costs and deferred revenues	10,792,046	35,425,700
Tax losses carry forward	14,163,226	7,875,648
Other temporary differences	6,629,288	29,138,074
Foreign tax deductions	-	66,845,847
Development cost	-	21,021,178
Less: Valuation allowance	(14,163,226)	(9,969,052)

Deferred tax assets	17,421,334	150,337,395

Movement of valuation allowances

	2006	2007
	RMB	RMB

At beginning of year	6,973,630	14,163,226
Current year additions	8,725,564	6,647,018
Current year reversals	(1,535,968)	(10,841,192)

At end of year	14,163,226	9,969,052

Valuation allowances have been provided on the net deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2006 and 2007, valuation allowances were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards generated by certain VIE subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur. Tax losses incurred in 2005, 2006, and 2007 approximated RMB31.7 million, RMB34.2 million, and RMB6.4 million, respectively. The tax losses carry forward as at December 31, 2005, 2006, and 2007, which approximated RMB33.9 million, RMB68.1 million, and RMB31.5 million, respectively, will expire during the period from 2008 to 2012.

In July 2006, the FASB issued FIN 48, which became effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes a recognition threshold and a measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, but it prohibits any discounting of any of the related tax effects for the time value of money. FIN 48 also mandates expanded financial statement disclosure about uncertainty in income tax reporting positions.

The Group implemented the provisions of FIN 48 as of January 1, 2007 and the adoption of FIN 48 had no impact on the Group’s results of operations and shareholder’s equity.

As of January 1, 2007, the Group’s unrecognized tax benefits amounted to approximately RMB9,427,000. The 2007 activity in the Company’s unrecognized tax benefits is summarized as follows:

RMB
Balance as of January 1, 2007	9,427,000
Additions for tax positions of the current year	-
Balance as of December 31, 2007	9,427,000

If the Group’s unrecognized tax benefits accrued as of December 31, 2007 were to become recognizable in the future, the Group would record a total reduction of approximately RMB 9,427,000 in the income tax provision. The directors are not aware of any factors that indicate the unrecognized tax benefits accrued as of December 31, 2007 will be qualified as being recognized in the foreseeable future and consider it a long-term liability.

The Group’s accounting policy is to record estimated interest and penalties related to the potential underpayment of income taxes, net of related tax effects, as a component of the income tax provision. As of December 31, 2007, the Group had accrued no such estimated interest expense and income tax penalty expense.

The Group’s uncertain tax positions are taken with respect to income tax return reporting periods beginning after December 31, 2002, which are the periods that remain generally open to income tax audit examination by the various income tax authorities that have jurisdiction over the Company’s subsidiary and VIE’s income tax reporting for that period of time. The Group has monitored and will continue to monitor the lapsing of statutes of limitations on potential tax assessments for related changes in the measurement of unrecognized tax benefits, related net interest and penalties, and deferred tax assets. As of December 31, 2007, however, the Group does not expect to record any material changes in the measurement of unrecognized tax benefits, related net interest and penalties or deferred tax assets and liabilities due to the lapsing of statutes of limitations on potential tax assessments within the next twelve months.

8.           EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 and EITF No. 03-06 for the years ended December 31 2005, 2006 and 2007 as follows:

	2005	2006	2007
	RMB	RMB	RMB
Numerator:
Net income	165,282,809	529,209,878	1,396,142,027
Numerator for basic and diluted earnings per share	165,282,809	529,209,878	1,396,142,027

Denominator:
Denominator for basic earnings per share
Weighted-average ordinary shares outstanding	141,338,480	142,598,398	143,340,207
Dilutive effect of share options	5,009,115	2,007,305	2,946,312

Denominator for diluted earnings per share	146,347,595	144,605,703	146,286,519

Basic earnings per share	1.17	3.71	9.74
Diluted earnings per share	1.13	3.66	9.54

Net income has been allocated to the ordinary shareholders based on their respective rights to share in dividends.

9.           CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2007 include cash balances held by the Company's VIE subsidiaries of approximately RMB660,116,000. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 27). However, these cash balances can be utilized by the Company for its normal operations pursuant to various agreements which enable the Company to substantially control these VIE subsidiaries as described in Note 2(2) for its normal operations.

Included in the cash and cash equivalents are cash balances denominated in U.S. dollars of approximately US$73,095,000 and US$105,080,000 (equivalent to approximately RMB570,810,000 and RMB766,517,000) as of December 31, 2006 and 2007, respectively.

   Included in the cash and cash equivalents are cash balances denominated in Korean Won of approximately KRW 5,544,942,000 (equivalent to approximately RMB43,223,000) as of December 31, 2007.

10.           ACCOUNTS RECEIVABLE

	December 31, 2006	December 31, 2007
	RMB	RMB

Accounts receivable	67,727,576	74,201,445
Less: Allowance for doubtful accounts	(36,042,403)	(42,033,969)

	31,685,173	32,167,476

The movement of the allowance for doubtful accounts during the years is as follow:

	2006	2007
	RMB	RMB

Balance at beginning of year	50,426,583	36,042,403
Add: Current year additions	20,365,478	12,342,615
Less: Current year write-offs	(34,749,658)	(6,351,049)

Balance at end of year	36,042,403	42,033,969

11.           INVENTORIES

	December 31, 2006	December 31, 2007
	RMB	RMB

Finished goods	7,955,015	2,075,783
Raw materials	1,017,197	82,190
Total inventories	8,972,212	2,157,973

12.           INVESTMENTS IN AFFILIATED COMPANIES

The following table includes the Group’s carrying amount and percentage ownership of the investments in affiliated companies at December 31, 2007 and the carrying amount at December 31, 2006:

	December 31, 2006	December 31, 2007
	RMB	RMB	Percentage ownership
			%

Actoz Soft Co., Ltd *	329,273,333	-	-
Shanghai Orient Youth Culture Co., Ltd.	353,688	414,130	30.00%
Shanghai Shanda Modern Family Magazine Co., Ltd (“Shanda Family”)	5,065,600	3,056,586	49.00%
Chengdu Sunray Technology Co., Ltd.	-	5,000,000	20.00%
Total	334,692,621	8,470,716

* Actoz was consolidated from July 1, 2007.

The movement of the investments in affiliated companies is as follows:

	Actoz Soft Co., Ltd.	Shanghai Orient Youth Culture Co., Ltd.	Shanda Family	Chengdu Sunray Technology Co., Ltd	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balances at December 31, 2005	328,275	307	-	-	328,582
Investments	17,290	-	7,840	-	25,130
Share of profit / (loss) on affiliated companies investments	1,022	47	(2,774)	-	(1,705)
Other equity movement	7,207	-	-	-	7,207
Amortization of identifiable intangible assets, net of tax	(24,521)	-	-	-	(24,521)
Balances at December 31, 2006	329,273	354	5,066	-	334,693
Investments	71,024	-	-	5,000	76,024
Share of profit / (loss) on affiliated companies investments	(6,639)	60	(2,009)	-	(8,588)
Other equity movement	(2,632)	-	-	-	(2,632)
Amortization of identifiable intangible assets, net of tax	(6,915)	-	-	-	(6,915)
Transferred out due to consolidation (Note 4)	(384,111)	-	-	-	(384,111)
Balances at December 31, 2007	-	414	3,057	5,000	8,471

Investment in Actoz Soft Co., Ltd.

Actoz Soft Co., Ltd., or Actoz, is a Korean developer, operator and publisher of online games listed on the KOSDAQ. As the result of acquisition of approximately 29% of the stake from key shareholders in November 2004 and approximately 9% of its stake in the open market in December 2004, at an aggregate cost of US$106.1 million, equivalent to approximately RMB878 million, the Company owned approximately 38% of Actoz’ stake as at December 31, 2005, and thus accounted for the investment using equity method of accounting.

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

In the fourth quarter of 2005, the Company recognized an other-than-temporary impairment charge of US$64.6 million, equivalent to RMB 521.5 million, on its investment in Actoz based on the quoted market prices. The impairment charge was made primarily as a result of (1) the continued decline in Actoz’s quoted market price on the KOSDAQ; (2) a continued decline in royalties generated for Actoz by Shanda’s operation of Mir II, a MMORPG licensed from Actoz in the PRC, which was mainly due to the continued aging of Mir II and adoption of the free-to-play model (Note 2(18)) for Mir II; and (3) intensified competition. As of December 31, 2005, the value of the investment in Actoz based on the quoted market price was RMB328.3 million, which is equal to its carrying amount.

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

From January 5, 2007 through July 5, 2007, the Company has further acquired a 9.62% equity interest of Actoz Soft Co., Ltd. (“Actoz”), for the consideration of US$9.2 million in cash (equivalent to approximately RMB 71.0 million). As a result, the Company holds 50.1% equity interest in Actoz and became the majority shareholder of Actoz and consolidated Actoz’s financial statements starting from July 1, 2007 (Note 4).

Shanda Family

In November 2005, Shanda Networking entered into a joint venture agreement with Modern Family Magazine, the parent company of Shanda Family. According to the agreement, Shanda Networking contributed RMB7.84 million in cash to Shanda Family in January 2006 in exchange for 49% of its equity interest, and the investment was accounted for using equity method of accounting in 2006. According to an option agreement signed on the same day, Shanda Networking is granted to purchase additional 2% of its equity interest at a cost of RMB320,000.

Chengdu Sunray Technology Co., Ltd. (“Sunray”)

In October 2007, Shengqu entered into a joint venture agreement with Mr. Haitao Peng and six other shareholders of Sunray. According to the agreement, Shengqu contributed RMB5 million in cash to Sunray in December 2007 in exchange for 20% of its equity interest, and the investment was accounted for using equity method of accounting as of its acquisition date.

13.  MARKETABLE SECURITIES

Marketable securities as of December 31, 2006 and 2007 comprised of:

	2006
	Cost	Unrealized gain	Fair value
	RMB	RMB	RMB

Mutual funds	474,198,954	(406,831)	473,792,123
Listed securities
- SINA Corporation ("SINA")	1,171,010,202	200,155,184	1,371,165,386
- Others	8,670	-	8,670

Total	1,645,217,826	199,748,353	1,844,966,179

	2007
	Cost	Unrealized gain/(loss)	Fair value
	RMB	RMB	RMB

Mutual funds	9,897,517	1,346,077	11,243,594

Total	9,897,517	1,346,077	11,243,594

Investment in SINA

During the year of 2004, the Group purchased shares in SINA Corporation (“SINA”), a NASDAQ listed online media company and value-added information service provider for China and the global Chinese communities, in the open market. A portion of the shares were disposed of in 2004 with realized gain of approximately RMB40.6 million.

On February 18, 2005, the Company; Skyline, the holder of 60.4% of the outstanding ordinary shares of the Company as of March 31, 2005; Skyline Capital International Limited ("SCIL"), a British Virgin Islands limited company and the sole shareholder of Skyline; Shanda Media Limited ("SML"), a British Virgin Islands limited company and holder of 40% of the outstanding share capital of SCIL and Mr. Tianqiao Chen ("Mr. Chen"), the sole shareholder of SML, made series of purchases of shares of SINA.

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

After the series of acquisition of the shares in SINA from the open market in 2004 and 2005, as at December 31, 2005, the Group held approximately 19.5% of the issued and outstanding shares of SINA at an aggregate cost of approximately US$227.6 million, equivalent to RMB1,884.1 million. The investment was recorded in marketable securities and carried at fair market value with unrealized appreciation of approximately RMB30.9 million reported as a component of accumulated other comprehensive gain in shareholders’ equity as at December 31, 2005.

In November 2006, the Group sold approximately 3.7 million shares in SINA under Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), with net proceeds of approximately US$99.1 million, or equivalent to approximately RMB779.9 million. Realized appreciation of approximately RMB23.6 million was transferred out from accumulated other comprehensive gain in shareholders’ equity to investment income in the consolidated statement of operations and comprehensive income. The net gain from disposal of SINA’s stake, amounting to US$8.6 million, or equivalent to approximately RMB66.9 million, was recorded as investment income in the consolidated statement of operations and comprehensive income. As at December 31, 2006, the Group still held approximately 11.4% of SINA’s stake, and the unrealized appreciation of RMB200,155,184 was reported as a component of accumulated other comprehensive gain in shareholders’ equity.

On February 8, 2007, the Group sold 4 million ordinary shares of SINA, pursuant to Rule 144 for approximately US$129.6 million (RMB1.0 billion). On May 11, 2007 and May 15, 2007, the Group sold the remaining 1,066,344 and 1,051,934 shares of SINA in open-market transactions for US$38.1 million (RMB292.5 million) and US$38.4 million (RMB294.3 million), respectively. Realized appreciation of approximately RMB260.3 million was transferred out from accumulated other comprehensive gain in shareholders’ equity to investment income in the consolidated statement of operations and comprehensive income. The total net gain from disposal of Sina’s stake in 2007, amounting to US$64.6 million, or equivalent to approximately RMB422.4 million, was recorded as investment income in the consolidated statement of operations and comprehensive income.

As of December 31, 2007, the Group had fully disposed of its SINA shareholding.

Investment in UBS enhanced yield portfolio AA USD (“EYP”)

On December 1, 2006, the Company purchased 578,324 units of EYP, an innovative cash management solution portfolio which was issued and managed by UBS Global Asset Management, for the consideration of US$59.1 million in cash (equivalent to approximately RMB 464.3 million).

The investment was recorded in marketable securities and carried at fair market value with unrealized appreciation of approximately RMB1.9 million reported as a component of accumulated other comprehensive gain in shareholders’ equity as at December 31, 2006.

In October 2007 and November 2007, the Company sold the 380,989 and 197,335 units of EYP for US$40.0 million (RMB300.7 million) and US$20.0 million (RMB147.8 million), respectively. The total net gain from disposal of EYP in 2007, amounting to US$0.9 million, or equivalent to approximately RMB6.8 million, was recorded as investment income in the consolidated statement of operations and comprehensive income.

As of December 31, 2007, the Company had fully disposed of all its EYP.

14.         PROPERTY AND EQUIPMENT

Property and equipment and its related accumulated depreciation as of December 31, 2006 and 2007 are as follows:

	2006	2007
	RMB	RMB

Computer equipment	307,643,212	321,917,801
Leasehold improvements	24,317,563	24,793,945
Furniture and fixtures	7,382,554	30,760,294
Motor vehicles	8,688,045	10,651,150
Office buildings	158,045,849	165,708,921
Less: Accumulated depreciation	(156,923,913)	(237,649,807)
Net book value	349,153,310	316,182,304

Land use rights, associated with the purchase of office buildings, were recorded in long-term prepayments.

Depreciation expense for the years ended December 31, 2005, 2006, and 2007 was approximately RMB46,672,000, RMB72,149,000 and RMB85,469,000 respectively.

15.	INTANGIBLE ASSETS

Intangible assets consist of upfront licensing fees paid to online game licensors, software and copyrights, and intangible assets arising from business combinations. Gross carrying amount, accumulated amortization and net book value of the Group's intangible assets as of December 31, 2006 and 2007 are as follows:

	2006	2007
	RMB	RMB
Gross carrying amount:
Upfront licensing fee paid	146,576,924	185,491,578
Software, copyrights and others	96,008,630	127,457,898
Intangible assets arising from business combinations
- Software technology	112,360,179	228,806,229
- Game engine	14,898,060	14,898,060
- Non-compete arrangement	2,626,000	2,852,621
- Customer base	35,054,504	35,054,504
- Trademarks	-	53,802,176
- Other	636,148	3,964,734
	408,160,445	652,327,800
Less: accumulated amortization

Upfront licensing fee paid	(83,112,971)	(105,714,391)
Software, copyrights and others	(71,379,241)	(98,328,476)
Intangible assets arising from business combinations	(67,606,164)	(114,122,042)

	(222,098,376)	(318,164,909)

Less: Impairment for upfront licensing fee paid	-	(20,095,454)

Net book value	186,062,069	314,067,437

Amortization expense for the years ended December 31, 2005, 2006 and 2007 amounted to approximately RMB67,461,000, RMB 81,768,000 and RMB110,544,000 respectively.

Impairment of intangible assets charge to cost of sales in 2007 amounting to RMB20,095,454 mainly related to Dungeon & Dragon Online ("DDO") because the game was determined not to be popular enough among users to fully recover the upfront and minimum royalty licensing costs. The provisions represent management’s best estimate of the probable and reasonably estimable loss.

The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Amortization
RMB
2008	97,530,853
2009	71,870,078
2010	52,726,460
2011	31,664,331
2012	24,123,632
277,915,354

16.        GOODWILL

The changes in the carrying amount of goodwill from significant acquisitions are as follows:

	Haofang	Bianfeng	Actoz	Aurora	Others	Total
RMB’000
Balance as of December 31, 2005	97,296	106,170	-	-	41,626	245,092
Acquisitions	249,287	-	-	-	-	249,287
Others	-	-	-	-	(815)	(815)
Balance as of December 31, 2006	346,583	106,170	-		40,811	493,564

Acquisitions	-	-	86,479	26,177	-	112,657
Others	-	-	-	-	-	-
Balance as of December 31, 2007	346,583	106,170	86,479	26,177	40,811	606,221

In October 2007, the Company performed a goodwill impairment test at reporting unit level relating to goodwill arising from its acquisitions and concluded that there was no impairment as to the carrying value of goodwill as of December 31, 2007.

17.        OTHER PAYABLES AND ACCRUALS

	2006	2007
	RMB	RMB

Salary and welfare payable	40,723,357	44,119,310
Advance from customers	10,754,266	25,438,929
Unpaid rental for server software	10,446,852	24,689,987
Unpaid advertisement and promotion fee	34,110,192	21,322,628
Acquisition payable for Aurora	-	20,200,000
Other payables	41,982,605	55,827,890
Total	138,017,272	191,598,744

18.        CONVERTIBLE DEBT

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

The Company had the right to redeem the Notes in whole or in part, at any time or from time to time, on or after October 15, 2007 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

The holders had the right to require the Company to repurchase all or a portion of their notes on October 15, 2007 at a repurchase price equal to 100% of the principal amount of Notes to be repurchased, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date. Accordingly, the convertible debt is classified as a current liability as at December 31, 2006.

On October 17, 2007 and November 14, 2007, the Company redeemed all the Notes from the holders for the considerations of US$15.4 million (RMB115.4 million) in cash and US$259.6 million (RMB1,929.5 million) in cash, respectively.

19.        SHAREHOLDERS’ EQUITY

Upon incorporation, Shanda BVI issued 50,000 ordinary shares at a par value of US$1.00 per share. In March 2003, Shanda BVI split its ordinary shares at a ratio of 1:100 resulting in 5,000,000 ordinary shares outstanding with a par value of US$0.01 per share. The share split has been reflected as if it occurred upon incorporation of Shanda BVI. Subsequent to the share split and prior to the Reorganization as described in Note 1, Shanda BVI issued an additional 95,000,000 ordinary shares at par value. In November 2003, a special dividend of RMB8,277,000 (US$1,000,000) was distributed by the Company to its ordinary shareholders and the amount was immediately used to settle the promissory notes, recorded as subscription receivables, owed by the ordinary shareholders to Shanda BVI.  Upon the Reorganization, paid in capital of the VIE subsidiaries recognized as group equity was transferred to represent the Group's additional paid-in capital.

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

On March 9, 2007, the Board of Directors approved a share repurchase program, effective March 2007.  Under the program, the Company is authorized to repurchase up to $50 million worth of outstanding American Depositary Shares of the Company from time to time over the next 12 months, depending on market conditions, share price and other factors, subject to the relevant rules under United States securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and may include derivative transactions, and will be funded by the Company’s available working capital. As of December 31, 2007, the Company had repurchased a total of 738,275 ADSs for an aggregate consideration of US$16 million (equivalent to Rmb124.0 million). After the repurchase, those shares were retired. The excess of US$16 million of purchase price over par value, equivalent to RMB123.9 million, was allocated between additional paid-in capital and retained earnings of US$2.0million and US$14 million, respectively (equivalent to RMB15.3 million and RMB108.6 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.

21.        SHARE OPTION PLAN

(1).  Shanda Interactive Entertainment Limited

2003 Share Incentive Plan

On March 31, 2003, Shanda BVI authorized a share option plan (the "2003 Share Incentive Plan") that provides for the issuance of options to purchase up to 13,309,880 ordinary shares. Under the 2003 Share Incentive Plan, the directors may, at their discretion, grant any officers (including directors) and employees of Shanda BVI and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company's ordinary shares, equals to the excess of the fair market value of the Company's ordinary shares, or (iii) other types of compensation based on the performance of the Company's ordinary shares. On March 31, 2003, Shanda BVI granted options to purchase 7,320,436 ordinary shares under the 2003 Share Incentive Plan at an exercise price of US$1.5160 per share. On December 18, 2003, the Company granted additional options to purchase 1,537,367 ordinary shares to certain executive officers under the 2003 Share Incentive Plan at an exercise price of US$1.5160. The options can be exercised within 10 years from the award date. These awards vest over a three year period, with 25% of the options to vest immediately upon granting, and an additional 25% to vest on each of the first, second and third anniversaries of the award date as stipulated in the share option agreement. The exercise price for the share options granted on December 18, 2003 was not determined based on the fair value of the Company’s ordinary shares. Accordingly, compensation expense will be recognized over vesting terms of the options based on the difference between the estimated fair value of the Company’s ordinary shares and the exercise price of the options granted. The estimated fair value of the Company’s ordinary shares was determined with reference to the Company’s expected initial public offering price. The total share-based compensation expense of approximately RMB69,730,000 relating to the options granted on December 18, 2003 will be recognized based on the vesting terms. Accordingly, share-based compensation expense of approximately RMB28,828,000 and RMB13,698,000 were recognized in the consolidated statements of operations and comprehensive income in 2004 and 2005, respectively.

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

2005 Equity Compensation Plan

In October 2005, the Company authorized an equity compensation plan (the “2005 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 7,449,235 ordinary shares, plus ordinary shares reserved for issuance, but not yet issued, under the Company’s 2003 Share Incentive Plan. Under the 2005 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Company and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company's ordinary shares, equals to the excess of the fair market value of the Company's ordinary shares, or (iii) other types of compensation based on the performance of the Company's ordinary shares. On June 28, 2006, the Company granted options under the 2005 Equity Compensation plan to purchase 3,000,000 ordinary shares of the Company to some of its directors and officers and other employees at an exercise price equal to the average market value in the previous three months. The options can be exercised within 10 years from the award date. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement.

On April 24, 2007, the Company granted options under the 2005 Equity Compensation plan to purchase 655,000 ordinary shares of the Company to some of its directors and officers and other employees at an exercise price equal to the average market value in the previous three months.  The options can be exercised within 6 years from the award date. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement.

From September 25, 2007 through October 31 2007, the Company granted options under the 2005 Equity Compensation plan to purchase 425,000 ordinary shares of the Company at an exercise price equal to the average market value in the previous fifteen days.  The options can be exercised within 6 years from the award date. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement.

Activities of share options

The Company’s share option activities as of and for the years ended December 31, 2005, 2006 and 2007 are set out below:

	Options Outstanding	Weighted Average Exercise Price	Weighted averaged remaining contractual life	Aggregate Intrinsic value
		US$		US$
December 31, 2004	8,883,402	3.42
Granted	567,731	15.63
Exercised	(2,762,438)	2.70
Forfeited	(467,920)	5.33
December 31,2005	6,220,775	4.71
Granted	3,000,000	6.85
Exercised	(1,226,082)	3.57
Forfeited	(406,671)	7.88
Expired	(20,785)	13.87
December 31,2006	7,567,237	5.55
Granted	1,080,000	14.03
Exercised	(3,009,246)	4.60
Forfeited	(370,900)	7.42
Expired	(9,250)	15.01
December 31,2007	5,257,841	7.68	6.95	46,129,463
Vested and expected to vest as of December 31, 2007	4,695,059	7.56	6.89	41,807,454
Vested and exercisable as of December 31, 2007	1,398,925	3.98	6.20	17,287,818

The aggregate intrinsic value is calculated as the difference between the market value of US$7.62, US$10.84, US$16.34 as of December 31, 2005, 2006 and 2007 and the exercise price of the shares. The total intrinsic value of options exercised during the three years ended December 31, 2005, 2006 and 2007 was RMB 112.4 million, RMB 73.7million and RMB 257.6 million.

The weighted average estimated fair value of options granted during fiscal years 2005, 2006 and 2007 was US$9.32, US$4.00, US$8.54 respectively. The total fair value of options vested during the three years ended December 31, 2005, 2006 and 2007 was RMB 55.6 million, RMB 48.3 million and RMB 46.2 million.

As of December 31, 2007, there was RMB 101.5 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees. This cost is expected to be recognized over a weighted averaged period of 2.9 years. Total compensation cost may be adjusted for future changes in estimated forfeitures. In 2007, total cash received from the exercise of stock options amounted to RMB 105.1 million.

A summary of unvested stock option activity as of December 31, 2007, and changes during the year ended is presented below:

Unvested Stock Option	Number of Options	Weighted Average Grant-date Fair Value US$

Unvested at January 1, 2006	4,660,141	4.02
Granted	1,080,000	8.54
Vested	(1,510,325)	3.85
Forfeited	(370,900)	4.36
Unvested at December 31, 2007	3,858,916	5.32
Expected to vest at December 31, 2007	3,296,134	5.34

Information regarding the stock options outstanding at December 31, 2007 is summarized as below:

	Options Outstanding at		Options Exercisable at
	December 31, 2007		December 31, 2007
		Weighted Average Remaining
Exercise Prices US$	Number Outstanding	Contractual Life (years)	Number Outstanding
1.516	871,947	5.25	871,947
5.50	741,939	6.16	85,508
6.85	2,287,002	8.50	325,753
8.00	35,850	6.58	35,850
11.64	625,000	5.31	-
14.89	20,149	7.13	-
15.33	83,078	7.07	1,539
15.55	138,220	7.08	63,500
16.86	29,656	7.42	14,828
16.18	150,000	5.73	-
18.03	100,000	5.77	-
18.64	100,000	5.79	-
19.09	75,000	5.83	-

	5,257,841		1,398,925

(2).  Actoz Soft Co., Ltd

Since 2005, Actoz has granted stock options to officers and employees as a incentive program.

A total of 407,420 shares were granted to two former CEOs and forfeited due to their resignations in 2005 and 2006. A total of 127,420 shares were granted to eight officers and employees in July 2006. A total of 140,000 shares were granted to current CEO in March 2007 and 470,730 shares were granted to 73 officers and employees in September 2007.

The stock options may be exercised from the date that is two years from the grant date for a period of five years under relevant law. The grantees who were granted before March 2007 may exercise 2/3 of granted stock options two years after the grant date and 1/3 of granted stock options may be excised three years after the grant date. Grantees who were granted in September 2007 may exercise 1/2 of granted stock options two years after from granting date, 1/4 of granted stock option may be excised three years after from granting date, and 1/4 of granted stock options may be exercised four years after from granting date.

Under the relevant law, the option exercise price is decided based on the price calculated by taking the arithmetic average of the weighted average of the periods of past two months, one month and one week each prior to the day immediately preceding the date of the shareholders meeting.

Actoz may decide upon one or more methods for exercise of the options pursuant to the resolution of the board of directors: 1) delivery of new shares of Actoz, 2) delivery of Actoz’s treasury stock; or 3) payment by Actoz to the Grantee of the difference between the market price at the time of exercise and the exercise price, in cash or treasury stock.

The assumptions used to value stock-based compensation awards for the years ended December 31, 2007 are presented as follows:

2007

Risk-free interest rate	4.80-5.39%
Term of share option/Expected life (in years)	4.7-4.9 years
Expected dividend yield	0%
Volatility	80%-83%
Fair value per option at grant date	KRW5,997-KRW6,198

Activities of share options

Actoz’s share option activities as of and for the years ended December 31, 2005, 2006 and 2007 are set out below:

	Options Outstanding	Weighted Average Exercise Price	Weighted averaged remaining contractual life	Aggregate Intrinsic value
		KRW		KRW
December 31, 2005	267,420	9,470
Granted	267,420	8,719
Exercised	-	-
Forfeited	(267,420)	9,470
December 31, 2006	267,420	8,719
Granted	610,730	9,747
Exercised	-	-
Forfeited	(175,230)	9,028
December 31, 2007	702,920	9,535	6.44	-
Vested and expected to vest as of December 31, 2007	667,774	9.535	6.44	-
Vested and exercisable as of December 31, 2007	-	-	-	-

The aggregate intrinsic value is calculated as the difference between the market value of KRW 8,100 as of December 31, 2007 and the exercise price of the shares.

The weighted average estimated fair value of options granted during fiscal years 2005, 2006, and 2007 were KRW2,580, KRW5,173, and KRW6,152, respectively.

As of December 31, 2007, there was KRW 3,608 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to Actoz’s employees. This cost is expected to be recognized over a weighted averaged period of 3.09 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

A summary of unvested stock option activity as of December 31, 2007, and changes during the year ended December 31, 2007 is presented below:

Unvested Stock Option	Number of Options	Weighted Average Grant-date Fair Value KRW

Unvested at January 1, 2007	267,420	5,173
Granted	610,730	6,152
Vested	-	-
Forfeited	(175,230)	4,542
Unvested at December 31, 2007	702,920	6,181
Expected to vest at December 31, 2007	667,774	6,181

Information regarding the stock options outstanding at December 31, 2007 is summarized as below:

	Options Outstanding at		Options Exercisable at
	December 31, 2007		December 31, 2007
		Weighted Average Remaining
Exercise Prices KRW	Number Outstanding	Contractual Life (years)	Number Outstanding
8,300	102,420	5.57	-
9,500	140,000	6.24	-
9,820	460,500	6.70	-

	702,920		-

22.       EMPLOYEE BENEFITS

The full-time employees of the Company's subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees' salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to approximately RMB24,234,000, RMB33,477,000 and RMB37,005,000 for the years ended December 31, 2005, 2006 and 2007, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

23.        RELATED PARTY TRANSACTIONS

During the years ended December 31, 2005, 2006 and 2007, significant related party transactions were as follows:

	2005	2006	2007
	RMB	RMB	RMB

Online game licensing fees paid to Actoz, an affiliated company	167,593,961	207,188,362	158,171,841	*
Online game upfront licensing fee paid to Actoz	24,299,400	968,424	7,740,900	*
Bad debt recognized for the loan to a subsidiary of Actoz	-	4,000,000	-
Purchase of game content related merchandise from minority shareholder of a VIE subsidiary	1,359,333	-	-
Purchase of SINA shares from related parties (Note 13)	88,797,021	-	-

Total	282,049,715	212,156,786	165,912,741

*: The transactions are up to June 30, 2007 as Actoz has been consolidated from July 1, 2007.

As of December 31, 2006, the Group had licensing fees payable to Actoz of approximately RMB46,090,000.

As each as of December 31, 2006 and 2007, the Group had amounts due to related parties of approximately RMB3,044,000, mainly arising from purchase of game related merchandise from certain minority shareholders of VIE subsidiaries.

All amounts due to related parties are unsecured, interest-free and have no definite terms.

24.        CERTAIN RISKS AND CONCENTRATIONS

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, marketable securities, accounts receivable, due from/to related parties and prepayments and other current assets. As of December 31, 2006 and 2007 substantially all of the Group's cash and cash equivalents, short-term investments and marketable securities were held by major financial institutions located in the PRC, in Hong Kong and in the Switzerland, which management believes are of high credit quality.

No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2005, 2006 and 2007.

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

25.        COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Group has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December, 31, 2007 are as follows:

	Office premise	Computer equipment	Total
	RMB	RMB	RMB

2008	8,064,561	67,973,287	76,037,848
2009	3,966,407	21,272,270	25,238,677
2010	3,472,859	-	3,472,859
2011	155,242	-	155,242
2012	-	-	-

	15,659,069	89,245,557	104, 904,626

As of December 31, 2007, the Group had leased servers under operating lease arrangements where the lease payments are calculated based on certain formulas, as specified in the agreements, with reference to the actual number of users of the leased assets. The server leasing rental expenses under these operating leases amounted to approximately RMB43,909,000, RMB40,949,000 and RMB22,980,000 during the years ended December 31, 2005, 2006 and 2007, respectively. As the future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments as disclosed above.

Total rental expenses including server leasing rental, office rental and server maintenance were approximately RMB115,975,000, RMB129,781,000 and RMB106,308,000 during the years ended December 31, 2005, 2006 and 2007, respectively, and were charged to the statements of operations and comprehensive income when incurred.

As of December 31, 2007, the Group also has commitments in respect of the maintenance contracts in relation to the servers owned by the Group amounting to RMB72, 307,000.

Capital commitments

Capital commitments for purchase of land use rights, property and equipment, and game licenses as of December 31, 2007 were approximately RMB168,982,000.

Contingencies

The Group accounts for loss contingencies in accordance with SFAS No. 5 “Accounting for Loss Contingencies”, and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss in respect of each loss contingency.

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

b.
On October 8, 2003, Wemade Entertainment Co., Ltd., (“Wemade”) and Actoz, the developers of the Group’s online game -  "The Legend of Mir II", or Mir II, filed claims against the Group in the Beijing First Intermediate People’s Court (the “Beijing Court”) with respect to the Group’s development and operation of an online game - “Woool”. Wemade and Actoz alleged, among other things, that Woool which was developed by the Group internally copied certain elements of games owned by the developers, thereby infringing upon the copyrights of these games. In addition, Wemade and Actoz alleged that the operation of Woool violates the PRC Anti-Unfair Competition Law. Wemade and Actoz requested that the Beijing Court order the Group to stop operation of Woool and to pay to them legal fees and related costs incurred in connection with this litigation. Wemade and Actoz did not made any claim for damages against the Group.

On February 5, 2007, the Group entered into an agreement with Wemade and Actoz, to fully settle copyright infringement and unfair competition claims brought them in 2003 with respect to Shanda's development and operation of Woool. Under the terms of the settlement, Wemade and Actoz agree to recognize the Group's copyright for Woool. In addition, the Group agrees to recognize Wemade and Actoz's jointly-owned copyright of Mir II, the online game which they license to the Group to exclusively operate in mainland China and Hong Kong.

c.
On April 25, 2006, China Cyber Port Co., Ltd. (“China Cyber Port”) filed a lawsuit against Shanghai Holdfast Online Information Technology Co. Ltd. (“Shanghai Haofang”) in the Shanghai No.1 Intermediate People’s Court (the “Shanghai Court”) with respect to a dispute regarding the alleged copyright infringement of certain Internet games exclusively distributed by China Cyber Port in the PRC. China Cyber Port has requested that the Shanghai Court order Shanghai Haofang to stop infringing the copyright of the games and to pay China Cyber Port the damage, legal fees and related costs incurred in connection with this litigation. The Shanghai Court accepted the case, and Shanghai Haofang received the Notice of Litigation on April 27, 2006. On February 2, 2007, Shanghai First Intermediate People’s Court held a hearing on the case. In June 2007, the Shanghai Court dismissed the case, ruling that China Cyber Port did not provide enough evidence to prove exclusive ownership to the games. China Cyber Port has since appealed against the Shanghai Court’s ruling. Subsequently, Shanghai Haofang has received the final verdict on August 1, 2007 from Shanghai High People’s Court that upheld the original verdict. Management believed that as of December 31, 2007 this matter has been closed.

26.        SUBSEQUENT EVENTS

The Group had the following significant events occurred subsequent to December 31, 2007:

In January 2008, Grandpro Technology Limited (“Grandpro”) entered into a series of agreements with Intel Capital Corporation, Shanghai International Shanghai Growth Investment Limited, CCIB SPC-Asia Pacific Small and Mid Cap Companies Segregated Portfolio, UG SPC-Asean Plus Three Segregated Portfolio, and CCIB Opportunity Income Growth Fund (collectively referred to as the “Investors”). Under the agreements, Grandpro would issue a maximum of 2,000 preference shares to the Investors for a total consideration of US$20 million (or US$10,000 per preference share). As of the closing date of the transaction, February 5, 2008, a total of 1,760 preference shares have been issued with proceeds of US$17.6 million.

Under the agreements, the Investors may convert the preference shares into ordinary shares of Grandpro. If all the preference shares were to be converted, the total shareholding held by the Investors would be about 17% of the issued capital of Grandpro. If Grandpro is not able to achieve a Qualified Initial Public Offering (“IPO”), as defined in the agreements, by December 31, 2010, the Investors have the option to redeem their investment with interest compounded annually at 10% per annum. Under this transaction, Shanda provides a guarantee to the Investors in respect of the performance of Grandpro’s redemption obligations under the agreements.

From January 2, 2008 through April 14 2008, the Company granted options under the 2005 Equity Compensation plan to purchase 100,000 ordinary shares of the Company at an exercise price equal to the average market price in the previous fifteen days. The options can be exercised within 6 years from the award date. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement.

In June, 2008, the Group has acquired 60% equity interest of Hongxiutianxiang Science and Technology

Development (Beijing) Co., Ltd. (“Hongxiutianxiang”), a leading developer and operator of online literature in China, for the consideration of RMB 12.0 million in cash. As a result, the Group became the majority shareholder of Hongxiutianxiang and will consolidate Hongxiutianxiang beginning from the third quarter of 2008.

In May, 2008, the Group has acquired 75% equity interest of Shanghai Yisheng Network Technology Co., Ltd., (“Yisheng”), an online game radio broadcasting company in China, for the consideration of RMB9.0 million in cash. As a result, the Group became the majority shareholder of Yisheng and will consolidate Yisheng beginning from the second quarter of 2008.

27.        RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations., Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 2,849.5 million, or 78.6% of the Company total consolidated net assets as of December 31, 2007. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company shareholders. See "Financial Statement Schedule I".

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended December 31
	Note	2005	2006	2007	2007
		RMB	RMB	RMB	US$
					(Note 3)

Net revenues		-	-	-	-
Cost of services		-	-	-	-
Gross profit		-	-	-	-
Total operating expenses		(50,557,257)	(54,831,727)	(71,915,015)	(9,858,665)
Loss from operations		(50,557,257)	(54,831,727)	(71,915,015)	(9,858,665)
Interest income		9,244,779	3,314,699	24,846,511	3,406,151
Amortization of convertible debt issuance cost		(18,492,523)	(17,490,851)	(12,757,512)	(1,748,898)
Foreign exchange gain		63,337,152	77,935,174	4,025,066	551,787
Other income, net		-	(2,045,978)	(1,130,760)	(155,013)
Investment income		596,100	71,469,808	451,143,232	61,846,192
Income before income tax expense and equity in profit of subsidiaries and equity in loss of affiliated companies		4,128,251	78,351,125	394,211,522	54,041,554
Income tax expense		-	-	-	-
Equity in profit of subsidiaries	1	709,579,577	474,357,914	1,015,484,780	139,210,482
Equity in loss of affiliated companies		(548,425,019)	(23,499,161)	(13,554,277)	(1,858,125)
Net income		165,282,809	529,209,878	1,396,142,025	191,393,911
Net income attributable to ordinary shareholders		165,282,809	529,209,878	1,396,142,025	191,393,911

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONDENSED BALANCE SHEETS

	2006	2007	2007
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	443,160,574	666,229,746	91,331,909
Marketable securities	1,784,683,557	-	-
Prepayments and other current assets	25,884,420	2,976,777	408,080
Total current assets	2,253,728,551	669,206,523	91,739,989

Investment in subsidiaries	2,306,488,995	2,993,346,652	410,351,034
Investment in affiliate companies	329,273,333	-	-
Total assets	4,889,490,879	3,662,553,175	502,091,023

LIABILITIES
Current liabilities:
Due to subsidiaries	316,532,176	32,356,851	4,435,727
Other payable and accruals	8,171,943	6,027,766	826,332
Deferred revenue		751,750	103,056
Convertible debt redeemable within one year	2,147,392,500	-	-
Total liabilities	2,472,096,619	39,136,367	5,365,115

Shareholders' equity
Ordinary shares (US$0.01 par value, 186,000,000 shares authorized, 143,208,848 issued and outstanding as of December 31, 2006, and 144,741,544 issued and outstanding as of December 31, 2007)	11,848,995	11,962,574	1,639,922
Additional paid-in capital	1,468,824,697	1,614,401,350	221,314,582
Accumulated other comprehensive gain	205,081,971	(22,170,295)	(3,039,275)
Retained earnings	731,638,597	2,019,223,179	276,810,679
Total shareholders' equity	2,417,394,260	3,623,416,808	496,725,908
Total liabilities and shareholders' equity	4,889,490,879	3,662,553,175	502,091,023

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONDENSED CASH FLOW STATEMENT

	For the years ended December 31
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
				(Note 3)

Net cash provided by (used in) operating activities	(5,561,372)	(7,473,144)	7,863,768	1,078,026
Net cash provided by (used in) investing activities	(2,172,229,862)	5,902,772	1,086,086,709	148,889,138
Net cash provided by (used in) financing activities	17,655,453	392,029,424	(776,602,451)	(106,462,650)
Effect of foreign exchange rate changes on cash	(4,446,227)	(6,704,454)	(94,278,854)	(12,924,472)
Net increase (decrease) in cash	(2,164,582,008)	383,754,598	223,069,172	30,580,042
Cash, beginning of year	2,223,987,984	59,405,976	443,160,574	60,751,867
Cash, end of year	59,405,976	443,160,574	666,229,746	91,331,909

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(AMOUNTS EXPRESSED IN Renminbi (RMB) UNLESS OTHERWISE STATED)

1.  BASIS OF PRESENTATION

The condensed financial statements of Shanda Interactive Entertainment Limited (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America except for accounting of the Company's subsidiaries and certain footnote disclosures as described below.

Shanda Holding Limited, formerly known as Spirit High Ventures Ltd., was incorporated in British Virgin Islands as a limited liability company on July 2, 2002. Shanda Interactive Entertainment Limited was incorporated in Cayman Islands on November 17, 2003 and became the holding company through a share purchase agreement in December 2003. Shanda Holding Limited was considered the predecessor of the Company. The Company is generally a holding company of certain subsidiaries and variable interest entities (collectively "subsidiaries").

The Company records its investment in subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". Such investment is presented on the balance sheet as "Investment in subsidiaries" and the subsidiaries' profit or loss are recognized based on the effective shareholding percentage as "Equity in profit of subsidiary companies" on the statement of operations and comprehensive income. The beginning retained earnings for the periods presented include equity in earnings of all subsidiaries from their respective date of incorporation or date of purchase, as the case maybe.

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

Operating expenses for the Company for the years ended December 31, 2005, 2006 and 2007 include share-based compensation expense as a result of the options granted to employees in December 2003. Total share-based compensation expenses for the years ended December 31, 2005, 2006 and 2007 were approximately RMB13,698,000, RMB40,017,000 and RMB53, 752,000, respectively.

2.  COMMITMENTS

There are no long-term obligations or significant commitments.

3.  FOREIGN CURRENCIES

Translations of amounts from RMB into United States dollars (“US$” or “U.S. dollars”) are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2946, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2007. This convenient translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2007, or at any other rate.

4.  RECLASSIFICATIONS

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

December 3, 2006
/s/ Woori Accounting Corporation

ACTOZ SOFT CO., LTD.
BALANCE SHEETS
DECEMBER 31, 2006 and 2005

	Thousands of Korean won
	2006 (unaudited)		2005
ASSETS
CURRENT ASSETS :
Cash and cash equivalents(Notes 2 and 3)	~~W~~	642,460	~~W~~	801,378
Short-term financial instruments(Notes 2 and 3)		17,000,000		22,000,000
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~1,296,451 thousand in 2006 and ~~W~~1,584,503 thousand in 2005(Notes 2 and 10)		6,479,382		2,634,880
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~18,924 thousand in 2006 and 18,924 thousand in 2005		299		12,270
Short-term loans, net of allowance for doubtful accounts of ~~W~~118,416 thousand in 2006 and ~~W~~120,416 thousand in 2005(Note 8)		7,650		89,850
Prepayments		135,649		322,791
Prepaid value added taxes		517,468		315,589
Prepaid expenses		1,387,715		2,249,520
Short-term deferred income tax assets(Notes 2 and 15)		348,625		463,276
Accrued income and other current assets		309,938		213,772

Total Current Assets		26,829,186		29,103,326

NON-CURRENT ASSETS :
Marketable securities(Notes 2 and 4)		463,011		713,011
Investment securities(Notes 2 and 5)		12,404,545		12,116,354
Rental deposits		8,106,356		4,914,800
Deferred income tax asset(Notes 2 and 15)		5,954,297		3,505,273
Other investments				975,047

Property and equipment, net(Notes 2, 6 and 9)		709,724		872,841

Intangible assets(Notes 2 and 7)		7,743,636		6,999,713

Total Non-Current Assets		35,381,569		30,097,039

TOTAL ASSETS	~~W~~	62,210,755	~~W~~	59,200,365

(Continued)

ACTOZ SOFT CO., LTD.
BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2006 and 2005

	Thousands of Korean won
	2006 (unaudited)		2005
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES :
Accrued expenses(Notes 8 and 10)	~~W~~	6,263,920	~~W~~	3,386,721
Income taxes payable				—
Withholdings		118,670		80,801
Advance receipts		2,074,897		3,376,093

Total Current Liabilities		8,457,487		6,843,615

LONG-TERM LIABILITIES :		—		—

Total Liabilities		8,457,487		6,843,615

COMMITMENTS AND CONTINGENCIES(Note 20)

SHAREHOLDERS’ EQUITY :
Common stock, par value ~~W~~500(Note 11)
Authorized: 50,000,000 shares Issued: 8,914,500 shares		4,457,250		4,457,250
Capital surplus(Note 11):
Paid-in capital in excess of par		19,169,186		19,169,186
Retained earnings(Note 12)
Reserve for business rationalization(Note 12)		170,000		170,000
Reserve for technology development(Note 12)		—		—
Change in retained earnings of valuation(Note 12)		(503,558)		(166,285)
Unappropriated retained earnings		29,301,883		27,648,409
Capital adjustments(Note 13)		1,158,507		1,078,190

Total Shareholders’ Equity		53,753,268		52,356,750

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	~~W~~	62,210,755	~~W~~	59,200,365

See accompanying Notes to Financial Statements.

ACTOZ SOFT CO., LTD.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Thousands of Korean won
	2006 (unaudited)		2005
Sales(Note 8)	~~W~~	29,838,521	~~W~~	29,168,255

Cost of sales(Note 8)		(19,726,866)		(19,843,130)

Gross profit		10,111,655		9,325,125

Selling and administrative expenses(Note 14)		(14,070,837)		(6,816,010)

Operating income		(3,959,182)		2,509,115

Other income(expenses):
Interest income		884,627		817,055
Gain on disposal of investment securities		197,782		360,431
Reversal of allowance for doubtful accounts		12,101		180,393
Reversal of Stock option cost		169,768
Refund of income taxes(Note 15)		—		116,475
Gain on foreign exchange transactions and translation, net		—		62,143
Loss on foreign exchange transactions and translation, net		(99,650)		—
Equity in earnings of investees, net(Note 5)		148,766		—
Equity in losses of investees, net(Note5)		—		(1,683,890)
Gain on disposal of property and equipments		326		—
Loss on disposal of property and equipments		—		(568,332)
Loss on disposal of investments		(2,727)		—
Impairment loss on investments		—		(103,011)
Impairment loss on intangible assets		—		—
Other bad debt		—		(102,411)
Contribution(Note 18)		(64,938)		(30,000)
Other, net		86,228		438,256

		1,332,283		(512,891)

Income before income taxes		(2,626,899)		1,996,224

Extraordinary Gain/Loss(Note 21)		3,792,826		—

Income tax expenses (benefits) (Note 15)		(150,274)		(166,729)

Net income(Note 16)	~~W~~	1,316,201	~~W~~	2,162,953

Net income per share in Korean won(Note 16)	~~W~~	148	~~W~~	243

See accompanying Notes to Financial Statements.

ACTOZ SOFT CO., LTD.
STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Thousands of Korean won
	2006 (unaudited)		2005
RETAINED EARNINGS BEFORE APPROPRIATIONS

Unappropriated retained earnings carried over from prior year	~~W~~	27,648,409	~~W~~	25,485,456
Prior period adjustments		—		—
Net income for the year		1,316,201		2,162,953

		28,964,610		27,648,409

TRANSFER OF VOLUNTARY RESERVES
Reserve for technology development(Note 12)		—		—

		28,964,610		27,648,409

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO NEXT YEAR	~~W~~	28,964,610	~~W~~	27,648,409

See accompanying Notes to Financial Statements.

ACTOZ SOFT CO., LTD.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Thousands of Korean won
	2006 (unaudited)		2005
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	~~W~~	1,316,201	~~W~~	2,162,953

Addition of expenses not involving cash outflows :
Depreciation		698,612		411,656
Amortization of intangible assets		1,443,067		542,592
Loss on disposal of property and equipment				568,332
Stock compensation		239,745		169,768
Other bad debts				102,411
Loss on disposal of investment		2,727
Loss on Impairment of investment				103,011
Loss on impairment of intangible assets				—
Equity in losses of investees		115,561		2,351,917

		2,499,712		4,249,687

Deduction of revenues not involving cash inflows :
Reversal of allowance for doubtful accounts		(2,000)		(3,400)
Gain on disposal of investment securities		(197,782)		(360,431)
Gain on disposal of Property & Equipments		(326)
Reversal of Stock option cost		(169,768)
Retrun of shorterm insider trading gain		(3,792,826)
Equity in earnings of investees		(264,327)		(668,026)

		(4,427,029)		(1,031,857)

Changes in assets and liabilities resulting from operations:
Decrease(increase) in accounts receivable-trade		(3,844,502)		5,419,839
Decrease(increase) in prepayments		187,142		(98,765)
Decrease(increase) in prepaid value added taxes		(201,879)		181,827
Decrease(increase) in accrued income and other current assets		(96,166)		(122,164)
Decrease in prepaid income taxes		—		—
Decrease(increase) in prepaid expenses		861,804		(2,246,375)
Decrease(increase) in deferred income tax asset		(2,334,373)		(6,357,354)
Increase in withholdings		37,869		9,572
Increase(decrease) in accrued expenses		2,877,199		(3,371,935)
Increase in income taxes payable		—		(182,442)
Increase(decrease) in advance receipts		(1,301,195)		3,347,809

Decrease in deferred income tax liability		—		2,438,755

		(3,814,101)		(981,233)

Net cash provided by(used in) operating activities	(~~W~~	4,425,217)	~~W~~	4,399,550

(Continued)

ACTOZ SOFT CO., LTD.
STATEMENTS OF CASH FLOWS(CONTINUED)
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Thousands of Korean won
	2006 (unaudited)		2005
CASH FLOWS FROM INVESTING ACTIVITIES
Cash inflows from investing activities :
Decrease in short-term financial instruments	~~W~~	58,500,000	~~W~~	69,500,000
Decrease in short-term loans		134,200		608,000
Decrease in accounts receivable-other		154,447		4,830,604
Disposal of marketable securities		250,000		150,000
Disposal of equity method valued investment securities		—		—
Disposal of other investment		452,273		—
Return of Foreign advance payments		520,500		—
Dividend income from equity method valuation of investment securities		68,245		2,000,000
Retrun of shorterm insider trading gain		3,792,826		—
Decrease in rental deposits		—		2,100,550
Disposal of property and equipment		409		4,210,737

		63,872,900		83,399,891

Cash outflows from investing activities :
Acquisition of short-term financial instruments		53,500,000		75,000,000
Acquisition of marketable securities		—		610,000
Increase in short-term loans		50,000		110,336
Increase in accounts receivable-other		142,477		2,275,723
Acquisition of equity method valued investment securities		—		—
Increase in other investment		—		975,500
Increase in rental deposits		3,191,556		4,932,300
Acquisition of property and equipment		535,578		687,693
Disbursement of development cost		—		2,818,477
Acquisition of other intangible assets		2,186,990		398,482

		59,606,601		87,808,511

Net cash used in investing activities		4,266,299		(4,408,620)

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities :
Increase in short-term borrowings		—		—

		—		—

Cash outflows from financing activities :
Repayment of short-term borrowings		—		—

		—		—

Net cash used in financing activities		—		—

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS		(158,918)		(9,070)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		801,378		810,448

CASH AND CASH EQUIVALENTS AT END OF YEAR	~~W~~	642,460	~~W~~	801,378

See accompanying Notes to Financial Statements.

ACTOZ SOFT CO., LTD.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1.   General

Actoz Soft Co., Ltd. (the “Company”) was incorporated on October 29, 1996 under the laws of the Republic of Korea. The Company is engaged in developing and distributing online game software products. The Company is registered as a venture business at the Korean Small and Medium Enterprise Service in accordance with the special law for the promotion of venture businesses. The Company’s capital stock as of December 31, 2006 amounts to W4,457,250 thousand. The Company’s shares were listed on the Korea Securities Dealers Automated Quotation (KOSDAQ) market since August 14, 2001.

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

3. Cash and Cash Equivalents and Short-term Financial Instruments

Details of cash and cash equivalents and short-term financial instruments as of December 31, 2006 and 2005 are as follows:

	Thousands of Korean won
	Annual interest
	rate (%)	2006 (unaudited)		2005
<Cash and cash equivalents >
Cash	—	~~W~~	1,000	~~W~~	1,000
Ordinary deposit	0.1		43,837		86,862
Cash Management Account (“CMA”)	3.85		597,623		713,516

Total		~~W~~	642,460	~~W~~	801,378

<Short-term financial instruments>
Time deposits	4.1 ~ 5.0	~~W~~	17,000,000	~~W~~	22,000,000

Total		~~W~~	17,000,000	~~W~~	22,000,000

4. Marketable Securities

Marketable securities of the Company at December 31, 2006 and 2005 are classified as available-for-sale securities according to its purpose of acquisition and intent of holding and consist of the following:
<2006 (unaudited)>

				Thousands of Korean won
	Percentage of	Acquisition		Fair value or		Book
Investee	ownership	cost		net asset value		value
<Equity securities>
Joyspell Co., Ltd.	3.67%	~~W~~	206,023	~~W~~	44,194	~~W~~	103,011

<Debt securities>
Online-works Co., Ltd. -convertible debenture(1st series non-guaranteed privately placed)	—		200,000		200,000		200,000

Online-works Co., Ltd.- convertible debenture (2nd series non-guaranteed privately placed)	—		160,000		160,000		160,000

Total		~~W~~	566,023	~~W~~	404,194	~~W~~	463,011

The company recognized an impairment loss amounting to W103,011 thousand on marketable securities relating to Joyspell due to the decrease of the net asset of Joyspell. No further impairment was recognized in 2006 based on the analysis as of December 31, 2006.
<2005>

				Thousands of Korean won
	Percentage of	Acquisition		Fair value or		Book
Investee	ownership	cost		net asset value		value
<Equity securities>
Joyspell Co., Ltd.	5.08%	~~W~~	206,023	~~W~~	49,252	~~W~~	103,011
<Debt securities>

Online-works Co., Ltd. - convertible debenture (1st series non-guaranteed privately placed)	—		350,000		350,000		350,000

Online-works Co., Ltd.- convertible debenture (2nd series non-guaranteed privately placed)	—		260,000		260,000		260,000

Total		~~W~~	816,023	~~W~~	659,252	~~W~~	713,011

5. Investment Securities

Investment securities stated by the equity method of accounting at December 31, 2006 and 2005 are as follows:

(1)	Detail of investment securities

		Percentage	Thousands of Korean won
	No. of	of	Acquisition		Net asset		Book value
Investee	shares	ownership	cost		value		2006 (unaudited)		2005
Wemade Entertainment Co., Ltd.	56,000	40.0%	~~W~~	280,000	~~W~~	10,858,722	~~W~~	10,858,722	~~W~~	10,697,586

Anipark Co., Ltd.	900,000	15.65%		563,850		925,674		925,673		896,028

Onlineworks Co., Ltd.	60,000	100.0%		300,000		495,295		497,013		522,740
Beijing Oriental Interactive Science and Technology Development Co., Ltd.	—	44.31%		2,201,150		123,137		123,137		—

Total			~~W~~	3,345,000	~~W~~	12,402,828	~~W~~	12,404,545	~~W~~	12,116,354

(2)  Detail of valuation by the equity method

<2006 (unaudited)>

	Thousands of Korean won
					Capital		Retained		Other
	Beginning		Earnings		adjustments		earnings of		increase		Balance at end
Investee	balance		(loss) P/L		of valuation		valuation		(decrease)		of 2006
Wemade Entertainment Co., Ltd.	~~W~~	10,697,586	~~W~~	234,682	(~~W~~	5,301)	~~W~~	—	(~~W~~	68,245)	~~W~~	10,858,722

Anipark Co., Ltd.		896,028		29,645		—		—		—		925,673

Onlineworks Co., Ltd.		522,740		(25,727)		—		—		—		497,013
Beijing Oriental Interactive Science and Technology Development Co., Ltd.		—		(90,286)		15,640		—		197,783		123,137

Total	~~W~~	12,116,354	~~W~~	148,314	~~W~~	10,339	~~W~~	—	~~W~~	129,538	~~W~~	12,404,545

For Wemade entertainment Co., Ltd., other decrease was a result of dividends receipts.
For Beijing Oriental Interactive Science and Technology Development Co., Ltd., other increase was recorded as a gain on disposal of investment securities for the change in the equity interest arising from the capital increases.
For Beijing Oriental Interactive Science and Technology Development Co., Ltd., W453 thousand of a valuation loss was recorded as allowance for doubtful accounts.
<2005>

	Thousands of Korean won
					Capital		Retained		Other
	Beginning		Earnings		adjustments of		earnings of		increase		Balance at end
Investee	balance		(loss) P/L		valuation		valuation		(decrease)		of 2005
Wemade Entertainment Co., Ltd.	~~W~~	12,043,171	~~W~~	668,026	(~~W~~	13,611)	~~W~~	—	(~~W~~	2,000,000)	~~W~~	10,697,586

Anipark Co., Ltd.		989,244		(460,298)	22,675			(16,024)	360,431			896,028

Onlineworks Co., Ltd.		1,437,841		(783,609)		18,769		(150,261)		—		522,740
Beijing Oriental Interactive Science and Technology Development Co., Ltd.		1,107,401		(1,108,009)		156		—		452		—

Total	~~W~~	15,577,657	~~W~~	(1,683,890)	~~W~~	27,989	~~W~~	(166,285)	~~W~~	(1,639,117)	~~W~~	12,116,354

6. Property and Equipment

Property and equipment as of December 31, 2006 and 2005 are as follows:

	Thousands of Korean won
	2006 (unaudited)		2005
Land	~~W~~	—	~~W~~	—
Machinery		2,636,353		2,365,713
Furniture and fixture		1,159,997		1,301,143
Vehicles		31,349		31,349

Total acquisition cost		3,827,699		3,698,205
Less accumulated depreciation		(3,117,975)		(2,825,364)

Property and equipment, net	~~W~~	709,724	~~W~~	872,841

7. Intangible Assets

Details of development cost and other intangible assets for the years ended December 31, 2006 and 2005 are as follows:
<2006 (unaudited)>

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
<2006 (unaudited)>

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

Short-term housing loan to shareholders, officers and employees at December 31, 2006 and 2005 amounted to W126,066 thousand and W210,266 thousand, respectively, and the related interest income recognized in 2006 and 2005 amounted to W5,972 thousand and 14,089 thousand, respectively.
There is no collateral or guarantee provided by the Company or received from the related parties as of December 31, 2006.

9. Insurance

As of December 31, 2006 the Company has fire insurance for its machinery with LIG Fire Insurance Co., Ltd. with the coverage amount totaling W2,338,027 thousand.
In addition, the Company’s vehicles are insured for comprehensive coverage.

10. Assets and Liabilities Denominated in Foreign Currencies

Details of assets and liabilities denominated in foreign currencies as of December 31, 2006 and 2005 are as follows:

	(In U.S. dollars, JPY, EUR, GBP and thousands of Korean won)
	Foreign currency				Korean won equivalent
Account	2006 (unaudited)		2005		2006 (unaudited)		2005
Assets:
Accounts receivable	USD	7,958,500.09	USD	3,804,690	~~W~~	7,601,823	~~W~~	3,854,151
	JPY	6,150.00	JPY	—		48		—
	EUR	12,673.52	EUR	16,317		15,490		19,583
	GBP		GBP	3,720		—		6,492

					~~W~~	7,617,361	~~W~~	3,880,226

Liabilities:
Accrued expenses	USD	6,527,381.91	USD	1,586,613	~~W~~	6,068,057	~~W~~	1,607,239
	EUR	13,765.66	EUR	11,422		16,825		13,708
	JPY	2,706.00	JPY	—		21		—

					~~W~~	6,084,903	~~W~~	1,620,947

11. Capital Stock

Capital stock of the Company as of December 31, 2006 and 2005 is as follows;

	2006 (unaudited)		2005
Number of shares authorized		50,000,000		50,000,000
Number of shares issued:
Common stock		8,914,500		8,914,500
Par value	~~W~~	500	~~W~~	500
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

The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest. The expense for 2006 amounted to W 239,745 thousand.

14. Selling and Administrative Expenses

Selling and administrative expenses in 2006 and 2005 consist of the following:

	Thousands of Korean won
	2006 (unaudited)		2005
Salaries and wages	~~W~~	2,996,657	~~W~~	1,787,499
Severance benefits		208,393		141,387
Stock compensation		239,745		169,768
Employee benefits		436,249		208,430
Travel		183,470		62,474
Entertainment		166,143		73,490
Communications		29,789		13,709
Utilities		12,621		27,731
Taxes and dues		138,877		59,991
Depreciation		211,248		159,094
Rent		50,462		111,042
Repairs		11,964		5,612
Vehicles		19,542		8,419
Books and printing		7,115		6,345
Supplies		29,402		13,070
Education and training		88,047		24,149
Bad debt		12,115		1,057,467
Commissions		966,470		1,347,665
Advertising		2,829,857		727,192
Insurance		79,276		43,094
Amortization		1,443,067		542,592
Ordinary R&D		3,598,515		204,241
Others		311,813		21,549

Total	~~W~~	14,070,837	~~W~~	6,816,010

15. Income Taxes

(1)   Components of income tax expense (benefit) for the year ended December 31, 2006 (unaudited) are as follows;

	Thousands of Korean won
Description	Amount
Current	~~W~~	2,184,099
Deferred:
Change in cumulative temporary differences		296,292
Change in tax credit carry forwards		(2,630,665)

Income tax expense (benefit)	~~W~~	(150,274)

(2)   Reconciliations of accounting income and taxable income for the year ended December 31, 2006 (unaudited) are as follows;

	Thousands of Korean won
	Temporary differences		Permanent differences
Additions:
Accrued income recorded in prior year	~~W~~	96,845
Allowance for doubtful accounts		1,353,584
Investment securities		184,258
Entertainment expense in excess of limit			~~W~~	135,196
Stock compensation				239,745
Taxes & dues				52,750
Contribution				64,938
Capital adjustments relating to equity method				10,339

Total	~~W~~	1,634,687	~~W~~	502,968

Deductions:
Accrued income in current year	~~W~~	194,810
Allowance for doubtful accounts		1,672,533
Investment securities		472,449
Development cost		372,322
Dividend income			~~W~~	20,473
Refund of income taxes				169,768
Income tax expense				150,274

Total	~~W~~	2,712,114	~~W~~	340,515

(3)   Changes in temporary differences during the year ended December 31, 2006 (unaudited) and deferred tax assets as of December 31, 2006 (unaudited) are as follows;

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

16. Income Per Share

Net income per share amounts for the years ended December 31, 2006 and 2005 are as follows:

(1) Basic income per share

	Korean won (in thousands except for income per share)
	2006 (unaudited)		2005
Net income	~~W~~	1,316,201	~~W~~	2,162,953
Extraordinary gains		3,792,826		—
Extraordinary losses		—		—
Income taxes relating to extraordinary items		1,043,027		—

Ordinary income (loss)		(1,433,598)		2,162,953
Weighted average number of shares outstanding		8,914,020		8,914,020

Basic ordinary income (loss) per share in Korean won	~~W~~	(161)	~~W~~	243

Basic earnings per share in Korean won	~~W~~	148	~~W~~	243

As there are no diluted securities outstanding as of December 31, 2006, diluted earnings per shares is identical to basic earnings per share and diluted ordinary income per share to the basic ordinary income per share.
(2) Weighted average number of shares outstanding
          <2006 (unaudited)>

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

<2006 (unaudited)>

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

18. Employees’ Benefits and Contribution to Society

The Company provides various employee benefits such as a national pension, a medical insurance, workmen’s accident compensation and a paid vacation. The Company paid W929,332 thousand for such employee benefits in 2006 (unaudited).
The Company contributed W64,938 thousand to the Korea Game Industry Association in 2006 (unaudited).

19. Supplementary Cash Flow Information

Major transactions not involving the inflow or outflow of cash for the years ended December 31, 2006 and 2005 are as follows:

	Thousands of Korean won
Description	2006 (unaudited)	2005
Transfer of marketable securities into intangible assets	—	150,000

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

22. Interim Period Information

Interim financial information of the Company for the final (4th) quarter of 2006 and 2005 are summarized as follows:

	Korean won (in thousands
	except for income per share)
	2006 (unaudited)		2005
Sales	~~W~~	9,610,305	~~W~~	3,319,088
Gross profit (loss)		3,340,453		1,180,014
Operating income (loss)		259,194		(1,154,896)
Quarterly net income (loss)		620,483		(2,200,312)
Quarterly net income (loss) per share in Korean won	~~W~~	70	(~~W~~	247)

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
The effects of the significant adjustments to net income and stockholders’ equity which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows:

	Thousands of Korean won
Description	2006 (unaudited)	2005

Net income in accordance with Korean GAAP	1,316,201	2,162,953
Adjustments:
Depreciation(1)	11,580	(243,554)
Stock option(2)	(20,212)	79,036
Intangible assets(3)	(725,393)	(2,473,467)
Revenue(4)	(728,856)	1,380,154
U.S. GAAP adjustments of equity method affiliates(5)	(565,703)	2,789,911
U.S. GAAP adjustments of consolidated subsidiaries(6)	359,681	41,343
Deferred tax effects of U.S. GAAP adjustments(7)	529,265	345,904

	(1,139,638)	1,919,327

Net income as adjusted in accordance with U.S. GAAP	176,563	4,082,280

	Thousands of Korean won
Description	2006 (unaudited)	2005

Stockholders’ equity in accordance with Korean GAAP	53,753,268	52,356,750
Adjustments:
Depreciation(1)	340,199	328,619
Stock option(2)	—	(90,732)
Intangible assets(3)	(7,133,626)	(6,408,233)
Revenue(4)	(2,330,260)	(1,601,401)
U.S. GAAP adjustments of equity method affiliates(5)	(1,500,640)	(934,937)
U.S. GAAP adjustments of consolidated subsidiaries(6)	(363,596)	(723,277)
Deferred tax effects of U.S. GAAP adjustments(7)	2,666,495	2,137,230

	(8,321,428)	(7,292,731)

Stockholders’ equity as adjusted in accordance with U.S. GAAP	45,431,840	45,064,019

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