Form 20-F
period 2008-12-31
SHANDA INTERACTIVE ENTERTAINMENT LTD
filed 2009-06-30
CIK 1278308

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________   to  ___________________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report  ________________.

Commission file number: 000-50705

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
 No. 208 Juli Road
Pudong New Area
Shanghai 201203, People’s Republic of China
 (Address of principal executive offices)
Grace Wu
Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 208 Juli Road
Pudong New Area
Shanghai 201203, People’s Republic of China
Telephone: (86-21) 5050-4740
Fax: (86-21) 5080-5132
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
American Depositary Shares, each representing	The NASDAQ Stock Market LLC
2 ordinary shares, par value US$0.01 per share	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 136,931,734 ordinary shares, par value US$0.01 per share.

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
☑ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes      ☐ No

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

Introduction

CONVENTIONS WHICH APPLY TO THIS FORM

Except where the context otherwise requires and for purposes of this form only:

•
“advanced casual game” refers to a more sophisticated sub-category of casual games which are generally less time consuming and require less focus and attention than MMORPGs but possess certain elements of MMORPGs including a story line, elaborate graphics, availability of virtual items and frequent interactions among game players;

•	“expansion pack” refers to an addition to an existing game that usually includes new game areas, weapons, objects, and/or an extended story line to a complete and already released game;

•	“light casual games” refers to online chess and board games and e-sports games;

•	“MMORPG” refers to a massively multi-player online role-playing game;

•	“online game” refers to MMORPGs, advanced casual games, and light casual games;

•	“our PRC subsidiaries” refers to Shanda Computer and Shengqu;

•	“our PRC operating companies” refers to the Shanda Networking entities and the Shulong entities;

•
“the Reorganization” refers to the reorganization effort which we commenced in 2008 to provide each of our businesses with a sharper focus on its respective business operations, strategies and competitive challenges;

•
“the Separation” refers to our transfer effective July 1, 2008 of substantially all of our assets and liabilities related to the MMORPG and advanced casual game business to Shanda Games, and Shengqu’s transfer of substantially all of its assets and liabilities unrelated to the MMORPG and advanced casual game business to Shanda Computer and Shanda’s other entities;

•
“Shanda Games” refers to Shanda Games Limited, a Cayman Islands company, and, unless the context requires otherwise, includes its subsidiaries, including Shanda Games Holdings (HK) Limited, or Shanda Games (HK), Shanda Games International (Pte) Ltd., Shanda Games Korean Investment Limited, Actoz Soft Co., Ltd., or Actoz, and Shengqu Information Technology (Shanghai) Co., Ltd., or Shengqu, and, in the context of describing its operations, its VIEs, including the Shulong entities and Chengdu Aurora Technology Development Co., Ltd., or Chengdu Aurora;

•	“Shanda Literature” refers to Shanda Literature Corporation, a Cayman Islands Company, and its consolidated subsidiaries and affiliates, including, Qidian, Jinjiang and Hongxiu;

•
“Shanda Networking entities” refers to Shanda Networking and its subsidiaries, which prior to the Separation, included Hangzhou Bianfeng and Nanjing Shanda and following the Separation, included Shengfutong and Nanjing Shanda;

•
“Shanda Online” refers to Shanda Online International (HK) Limited, a Hong Kong company wholly owned by us, and, unless the context requires otherwise, its subsidiaries, including Shanda Computer (Shanghai) Co., Ltd., or Shanda Computer, and, in the context of describing its operations, also includes its VIEs, including Shanghai Shanda Networking Co., Ltd., or Shanda Networking, Nanjing Shanda Networking Co., Ltd., or Nanjing Shanda, and Shanghai Shengfutong Electronic Business Co., Ltd., or Shengfutong;

•
“Shulong entities” refers to Shanghai Shulong Technology Development Co., Ltd., or Shanghai Shulong, Shanghai Shulong Computer Technology Co., Ltd., or Shulong Computer, and Nanjing Shulong Computer Technology Co., Ltd., or Nanjing Shulong;

•	“VIE” refers to variable interest entities;

•
“VIE agreements” refers to a series of contractual arrangements between a PRC subsidiary, on the one hand, and its VIEs and their shareholders, on the other hand, including contracts relating to the provision of services, software licenses and equipment, and certain shareholder rights and corporate governance matters; and

•
“we”, “us”, “our company” and “our” refer to Shanda Interactive Entertainment Limited, its predecessor entities and its consolidated subsidiaries including our PRC subsidiaries and affiliates, including the Shulong entities, Chengdu Aurora, the Shanda Networking entities, Hangzhou Bianfeng Networking Co., Ltd., or Hangzhou Bianfeng, Wenzhou Chuangjia Technology Co., Ltd., or Gametca, Shanghai Xuanting Entertainment Technology Co., Ltd., or Qidian, Jinjiang Literature City, or Jinjiang, Hongxiu.com, or Hongxiu and Chengdu Jisheng Technology Co., Ltd., or Chengdu Jisheng.

This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, for all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.8225 to US$1.00. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi amounts referred to in this form could have been or could be converted into U.S. dollars at any particular rate or at all. On June 26, 2009, the exchange rate was RMB6.8330 to US$1.00.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the five years ended December 31, 2008 and the consolidated balance sheet data as of December 31, 2004, 2005, 2006, 2007, and 2008 have been derived from our audited consolidated financial statements, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. The report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company on our consolidated financial statements as of December 31, 2007 and 2008 and for each of the three years in the period ended December 31, 2008 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of operations data for the years ended December 31, 2004 and 2005 and our consolidated balance sheets as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
	2004	2005	2006	2007	2008
		(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$(1)
Consolidated Statements of Operations and Comprehensive Income Data
Net revenues:
Online game related revenues:
MMORPGs related revenues	994,664	1,255,341	1,240,096	2,040,938	2,982,335	437,132
Casual related revenues	214,513	402,968	302,800	329,655	440,949	64,632
Other revenues	89,548	238,302	111,564	96,672	145,784	21,368
Total net revenues	1,298,725	1,896,611	1,654,460	2,467,265	3,569,068	523,132
Cost of revenue	(471,184)	(614,427)	(689,805)	(807,102)	(1,020,470)	(149,574)
Gross profit	827,541	1,282,184	964,655	1,660,163	2,548,598	373,558

	For the year ended December 31,
	2004	2005	2006	2007	2008
		(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$(1)
Operating expenses	(316,579)	(660,285)	(587,023)	(658,199)	(1,106,315)	(162,157)
Income from operations	510,962	621,899	377,632	1,001,964	1,442,283	211,401
Interest income and investment income	63,171	23,127	97,104	535,622	80,771	11,839
Interest expenses	(3,524)	(18,492)	(17,490)	(13,131)	(10,295)	(1,509)
Other income, net	83,656	174,903	133,913	28,041	36,657	5,373
Income before income tax expenses, equity in loss of affiliated companies, minority interests	654,265	801,437	591,159	1,552,496	1,549,416	227,104
Income tax expenses	(38,941)	(96,711)	(36,489)	(133,836)	(276,471)	(40,524)
Equity in loss of affiliated companies.	(4,180)	(544,268)	(26,227)	(15,503)	(337)	(49)
Minority interests	(1,661)	4,825	767	(7,015)	(24,206)	(3,548)
Net income	609,483	165,283	529,210	1,396,142	1,248,402	182,983

	For the year ended December 31,
	2004	2005	2006	2007	2008
		(in thousands, except per share and per ADS data)
	RMB	RMB	RMB	RMB	RMB	US$(1)
Earnings per Share Data:
Income attributable to preferred shareholders	(82,479)	—	—	—	—	—
Income attributable to ordinary shareholders	527,004	165,283	529,210	1,396,142	1,248,402	182,983
Earnings per share, basic	4.32	1.17	3.71	9.74	8.73	1.28
Earnings per share, diluted	4.05	1.13	3.66	9.54	8.63	1.26
Earnings per ADS, basic(2)	8.64	2.34	7.42	19.48	17.46	2.56
Earnings per ADS, diluted(2)	8.10	2.26	7.32	19.08	17.26	2.52

	As of December 31,
	2004	2005	2006	2007	2008
		(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$(1)
Consolidated Balance Sheets Data:
Cash and cash equivalents	3,123,971	949,622	1,291,901	1,985,302	3,397,844	498,035
Working capital(3)	3,200,918	2,742,420	956,672	2,133,422	3,355,817	491,875
Total assets	4,291,164	4,470,453	5,145,117	4,762,732	6,467,847	948,017
Total liabilities	2,774,386	2,829,205	2,724,813	923,017	2,544,247	372,920
Minority interests	6,879	3,389	2,910	216,298	288,765	42,325
Total shareholders’ equity	1,509,899	1,637,859	2,417,394	3,623,417	3,634,835	532,772

(1)
Translations of RMB amounts into U.S. dollars were made at a rate of RMB6.8225 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008.

(2)	Each ADS represents two ordinary shares.
(3)	Working capital represents total current assets less total current liabilities.

EXCHANGE RATE INFORMATION

This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader.   For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.  These rates are provided solely for your convenience and we make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning the exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate(1)
	Average(2)	High	Low	Period End
2004	8.2770	8.2773	8.2765	8.2765
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8087
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225

	Renminbi per U.S. Dollar Exchange Rate
	High	Low
December 2008	6.8842	6.8225
January 2009	6.8403	6.8225
February 2009	6.8470	6.8241
March 2009	6.8438	6.8240
April 2009	6.8361	6.8180
May 2009	6.8326	6.8176
June 2009 (through June 26)	6.8371	6.8264
____________
(1)
For December 2008 and prior periods, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated using month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

On June 26, 2009, the daily exchange rate was RMB6.8330 to US$1.00.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.	RISK FACTORS

Risks Relating to Our Business

We may not be able to successfully implement our growth strategy which may materially and adversely affect our business, financial condition and results of operations.

Our growth strategy focuses on the development of our integrated online value-added service platform which delivers a broad array of online entertainment content to a large and diverse user base.  As of March 31, 2009, we offered a digital content delivery system, promotion-payment community system and customer relationship management system on our service platform, and our primary online entertainment content were MMORPGs, advanced casual games, online literature, online chess and board games, and e-sports games. Our ability to successfully implement our growth strategy will depend upon our success in attracting Internet content providers, or ICPs, to offer their content to our large and diverse user base through our service platform. In order to make our service platform more desirable to ICPs, we must increase the scope and improve the quality of the services that we offer on our service platform. Many ICPs in China may, nonetheless, regard our service platform as undesirable or the fee we charge for such service as unreasonable. We cannot assure you that we will be able to attract third parties to use our service platform on a commercially viable basis or in a timely manner, or at all. Moreover, the execution of our growth strategy requires a significant amount of managerial time and energy. If we are unable to successfully implement our growth strategy, our revenue and profitability may not grow as we expect, which may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to offer additional successful interactive entertainment offerings through our platform, our business prospects, financial condition and results of operations would be materially and adversely affected.

To remain competitive, we need to develop and source interactive online content that appeals to our users.  We currently offer MMORPGs, advanced casual games, online literature, online chess and board games, and e-sports games on our service platform.  Our ability to develop and source additional online content to supplement the current offerings available on our service platform will depend on our ability to anticipate changing consumer tastes and preferences and to adopt new technologies to our platform.  However, we cannot assure you that we will be successful in executing such strategy. If we fail to do so, our business, financial condition, results of operations and business prospects would be materially and adversely affected.

Our business may be adversely affected by the global economic downturn and the slowdown of China’s economy.

We rely on the spending of our users for our revenues, which may in turn depend on our users’ level of disposable income, perceived future earnings capability and willingness to spend. Economies around the world have been deteriorating since 2008. Global markets have experienced significant financial turmoil and upheaval characterized by extreme volatility and declines in prices of securities and commodities, diminished credit availability, inability to access capital markets, waves of bankruptcies, rising unemployment rates and declining consumer and business confidence. In addition, China’s economy experienced a slowdown after the second quarter of 2008, when the quarterly growth rate of

China’s gross domestic product reached 11.9% and was further exacerbated by the recent global financial crisis and economic downturn. In the first quarter of 2009, the growth rate of China’s gross domestic product decreased to 6.1%.

It is uncertain how long the global crisis in the financial services and credit markets will continue and how much of an adverse impact it will have on the global economy in general and the economies in China and other jurisdictions where our users enjoy our online entertainment content. We cannot assure you that the various macroeconomic measures and monetary policies adopted by the PRC government, including the economic stimulus package, will be effective in sustaining the growth rate of the Chinese economy. In addition, such measures and policies, even if they benefit the overall Chinese economy in the long term, may adversely affect us if they result in a reduction of the disposable income of our users. Due to such uncertain economic conditions, our users may reduce the amount they spend on online entertainment. The occurrence of any of the foregoing would adversely affect our business, financial conditions and results of operations.

We depend substantially on Shanda Games’ business, and specifically two MMORPGs, which accounted for approximately 71.6% of our net revenues in 2008 and have finite commercial lifespan.

We are dependent upon Shanda Games’ business of developing, sourcing and managing intellectual property rights relating to MMORPGs and advanced casual games for the majority of our net revenues.  In 2008, Shanda Games’ business accounted for approximately 94.6% of our net revenues and specifically, Mir II and Woool, which are two MMORPGs, accounted for approximately 52.1% and 19.5% of our net revenues, respectively. We expect to continue to derive a substantial majority of our net revenues from Mir II and Woool in the near term. Thus, our business prospects, financial condition and results of operations would be materially and adversely affected by any factor that contributes to a decline in revenues from Mir II and Woool, including:

•	any reduction in purchases of virtual items by Mir II or Woool players;

•	a decrease in the popularity of either game in China due to increased competition or other factors;

•	loss of our rights to operate either game due to a termination of a license or other reasons;

•	failure to improve, update or enhance Mir II or Woool in a timely manner; or

•	any lasting or prolonged server interruption due to network failures or other factors or any other adverse developments specific to Mir II or Woool.

As with other MMORPGs, Mir II and Woool have finite commercial lifespans. We believe that Mir II and Woool, which Shanda Games launched in 2001 and 2003, respectively, are in the mature stages of their commercial lifespan. Shanda Games was able to reverse the decreasing trend in revenues from these two games with the adoption of its item-based revenue model in November 2005 and has since been able to continue generating revenue growth for both games and extend the lifespan of the games by enhancing, expanding and upgrading Mir II and Woool to include new features that appeal to existing players and attract new players. However, we cannot assure you that revenues from these games will not decline in the future. If Shanda Games is not able to extend the commercial lifespan of Mir II and Woool, our business prospects, financial condition and results of operations may be materially and adversely affected.

If Shanda Games is unable to develop and source additional new MMORPGs and advanced casual games, our business prospects, financial condition and results of operations would be materially and adversely affected.

Shanda Games develops and sources new MMORPGs and advanced casual games which appeal to our users, through its multi-channel strategy, including in-house development, licensing, investments and acquisitions, co-development and co-operation. However, we cannot assure you that Shanda Games will be successful in executing such strategy. If Shanda Games fails to execute this strategy, our business, financial condition, results of operations and business prospects would be materially and adversely affected. The following summarizes risks relating to in-house development, licensing and investments and acquisitions of  MMORPGs and advanced casual games.

•	In-house development of new MMORPGs and advanced casual games and introduction of expansion packs for existing games

Shanda Games must continue to successfully develop new MMORPGs and advanced casual games in house to expand its game portfolio and introduce expansion packs to extend the commercial lifespan of its existing games.

Shanda Games’ ability to develop successful new MMORPGs and advanced casual games in house will largely depend on (i) its ability to anticipate and effectively respond to changing game player interests and preferences and technological advances in a timely manner, (ii) to attract, retain and motivate talented online game developers, and (iii) to effectively execute game development plans. In-house development requires a substantial initial investment prior to the launch of the game, as well as a significant commitment of future resources to produce updates and expansion packs, which are more substantial enhancements than updates.

Shanda Games’ ability to introduce successful expansion packs for its existing MMORPGs and advanced casual games will also depend on its ability to collect and analyze user behavior data and feedback from the player community in a timely manner and to effectively incorporate features into its expansion packs to improve the variety and attractiveness of the virtual items in its games. We cannot assure you that Shanda Games will be able to collect and analyze game player behavior data on a timely basis or that such data will accurately reflect game player behavior.

•	Maintaining good relationships with our licensors, extending licenses for our existing licensed games and licensing new games

Shanda Games licenses many of its MMORPGs and advanced casual games, including some of its most popular games, from third parties.  In 2008, we derived approximately 64.6% of our net revenues from MMORPGs and advanced casual games that Shanda Games licenses from third parties.  Shanda Games must maintain good relations with its licensors to ensure the continued smooth operation of its licensed games. Additionally, Shanda Games depends upon its licensors to provide technical support necessary for the operation of the licensed games, as well as expansion packs and updates that help to sustain interest in a game. Finally, certain marketing activities often require the consent of Shanda Games’ licensors. Moreover, Shanda Games’ licenses may be terminated upon the occurrence of certain events, such as a material breach by Shanda Games. Only some of its license agreements allow Shanda Games to automatically extend the term of the license without renegotiating with the licensors. Shanda Games may want to extend a license upon its expiration but may not be able to do so on terms acceptable to Shanda Games or at all. Shanda Games’ licensors may also demand new royalty terms that are unacceptable to it. Shanda Games’ ability to continue to license its MMORPGs and advanced casual games and to maintain good relationship with its licensors also affects its ability to license new games developed by the same licensors.

•	Investments in and acquisitions of other companies that Shanda Games believes may benefit its business

Shanda Games intends to continue to expand its game portfolio by investing in or acquiring other game developers that complement its business or that Shanda Games believes may benefit it in terms of game player base or content offering. However, Shanda Games’ ability to grow through such investments and acquisitions will depend on the availability of suitable candidates at an acceptable cost or at all and its ability to consummate such transactions on commercially reasonable terms, as well as its ability to obtain any required governmental approvals. The benefits of an investment or acquisition may take considerable time to develop and we cannot assure you that any particular transaction Shanda Games enters into will achieve the intended benefits. Moreover, the identification and completion of these transactions may require Shanda Games to expend significant management and other resources. Future acquisitions could also expose Shanda Games to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses.

Shanda Games’ new games may not be commercially successful, and Shanda Games may fail to launch new games according to its timetable, or at all.

Shanda Games must introduce new  MMORPGs and advanced casual games that can generate additional revenues and diversify its revenue sources in order to remain competitive. The games in its announced pipeline only represent its current expectations. We cannot assure you that these games, if launched, will be commercially successful, and you should not use the performance of Shanda Games’ existing MMORPGs and advanced casual games as an indication of the future performance of any game in its pipeline. There are many factors that may adversely affect the popularity of Shanda Games’ new MMORPGs and advanced casual games, and if its new games are not commercially successful, Shanda Games may not be able to recover its game sourcing or development costs, which can be significant.

The timing of the launch of Shanda Games’ pipeline games is also critical to its business. We also cannot assure you that Shanda Games will be able to launch these online games based on its current timetable, or at all. A number of factors, including technical difficulties, a lack of sufficient game development personnel, a lack of marketing or other resources and acceptance of or interest in the new games among game players during the testing phase, and adverse developments in our relationship with the licensors of its newly licensed games could result in delayed launching of its new games. If Shanda Games fails to launch MMORPGs and advanced casual games according to its timetable, we may disappoint our user base, fail to meet our financial guidance, or lose our market leadership position in the industry to competitors, any of which may have a material adverse effect on our business, financial condition and results of operations.

Shanda Games’ new MMORPGs  and advanced casual games may attract game players away from its existing games, which may have a material adverse effect on our business, financial condition and results of operations.

Shanda Games’ MMORPGs and advanced casual games may attract away players of its existing games and shrink its existing games’ player bases, which could in turn make these existing games less attractive to other game players, resulting in decreased revenues from its existing games. Players of existing games may also spend less money to purchase virtual items in new MMORPGs and advanced casual games than they would have spent if they had continued playing Shanda Games’ existing games, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if game players migrate from existing MMORPGs and advanced casual games with a higher profit margin to new games with a lower profit margin, our business, financial condition and results of operations may be materially and adversely affected.

There are risks that the revenue models Shanda Games adopts for its MMORPGs  and advanced casual games may not be suitable.

Shanda Games has currently adopted the item-based revenue model for substantially all of its MMORPGs and advanced casual games. Shanda Games currently expects that a substantial majority of its revenues, and therefore a substantial majority of our revenues, will continue to be generated under the item-based revenue model, under which its game players can play games  for free, but may choose to pay for in-game virtual items and other value-added services provided by the game operator to enhance the game-playing experience. The item-based revenue model requires Shanda Games to develop or license MMORPGs and advanced casual games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires Shanda Games to track closely game players’ tastes and preferences, especially as to in-game consumption patterns. If Shanda Games fails to develop or license virtual items so as to provide incentive to game players to purchase them, Shanda Games may not be able to effectively translate its game player base into revenues. Although the item-based revenue model is currently a prevalent revenue model for online games in China, it may not be the most suitable for every game. In addition, the item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations designed to reduce the amount of time that Chinese youth spend on online games and intended to limit the total amount of virtual currency issued by online game operators and the amount of purchase by an individual game player. A revenue model that does not charge for time may be viewed by the PRC regulators as inconsistent with this goal. Furthermore, Shanda Games may change the revenue model for some of its MMORPGs and advanced casual games if it believes the existing revenue models are not optimal. We cannot assure you that the revenue models that Shanda Games has adopted for its games will continue to be commercially successful, or that Shanda Games will not in the future need to switch its revenue models or introduce new revenue models. Any change in revenue model could result in the disruption of Shanda Games’ game operations, decreases in the number of its game players or decreases in the revenues Shanda Games generates from its games.

Shanda Games faces the risk of uncertainties regarding the growth of the online game industry and market acceptance of its online games.

The growth of the online game industry and the level of demand and market acceptance of Shanda Games’ MMORPGs and advanced casual games are subject to a high degree of uncertainty. Shanda Games’ results of operations will depend on factors beyond its control, including:

•	the growth rate in the number of users of personal computer, Internet and broadband in China and other markets in which Shanda Games offers its games;

•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	general economic conditions, particularly economic conditions that impact the level of discretionary consumer spending;

•
the availability and popularity of other forms of entertainment, particularly games of console systems, such as those made by Microsoft, Nintendo and Sony, which are already popular in many other countries and may gain popularity in China and other countries or regions in which we market our online entertainment content;

•	changes in consumer demographics and public tastes and preferences;

•	the popularity and price of new games and virtual items that Shanda Games and its competitors launch and distribute; and

•	its ability to timely upgrade and improve its existing games to extend their commercial lifespan and to maintain or expand their market share in the online game industry.

Shanda Games’ ability to plan for product development and distribution and promotional activities will be significantly affected by its ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Although MMORPGs are currently popular in China, there is no assurance that they will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or the MMORPGs and advanced casual games that Shanda Games operates, would adversely affect its business prospects and results of operations, and therefore our business prospects and results of operations. Shanda Games must be able to track and respond to these changes in game players’ preferences in a timely and effective manner. Furthermore, given that the item-based revenue model relies on in-game purchases, Shanda Games must be able to track and respond quickly to changes in game preferences and consumer spending trends.

Shanda Games may not be able to adapt to the rapidly evolving online game industry in China.

China’s online game industry is evolving rapidly. Shanda Games must adapt to new industry trends, including changes in game players’ preferences, new revenue models, new game content distribution models, new technologies and new governmental regulations. Shanda Games evaluates these changes as they emerge and strive to adapt its business and operations in order to maintain and strengthen its leadership in the online game industry. However, we cannot assure you that Shanda Games will be able to do so successfully, which may have a material adverse effect on our business, financial condition and results of operations.

Shanda Games faces significant competition in the online game industry in China which could reduce its market share and materially and adversely affect our business, financial condition and results of operations.

The online game industry in China is increasingly competitive. In recent years, numerous competitors have entered the online game industry in China. We expect more companies to enter the market and we expect a wider range of online games to be introduced to China. Competition from other online game operators, both based in China as well as overseas, is likely to increase in the future. Other online game operators or developers, such as China-based Changyou.com Limited, Giant Interactive Group, Inc., Kingsoft Corporation Limited, or Kingsoft, NetDragon Websoft Inc., NetEase.com, Nineyou International Limited, Perfect World Co., Ltd., Tencent Holdings Limited, and The9 Limited, as well as international game developers, such as Blizzard Entertainment, Inc., Electronic Arts Inc., NCSoft Corporation,

Nexon Corporation, NHN Corp. and Webzen, Inc., are Shanda Games’ current or potential future competitors. As the online game industry in China is constantly evolving, Shanda Games’ current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by Shanda Games. These products and services may weaken Shanda Games’ brand name and achieve greater market acceptance than those of Shanda Games. In addition, at or around the time when Shanda Games launches its new MMORPGs or advanced casual games, competitors may launch similar games, which may compete with Shanda Games’ games for potential game players. Furthermore, any of Shanda Games’ current or future competitors may be acquired by, receive investments from or enter into other strategic or commercial relationships with, larger, more established and better financed companies and therefore obtain significantly greater financial, marketing and game licensing and development resources than Shanda Games has. In addition, increased competition in the online game industry in China could make it difficult for Shanda Games to retain existing players and attract new players. Moreover, Shanda Games may face competition from console games that have achieved significant success in markets other than China but have yet to be permitted to be sold in China due to regulatory and other reasons. If these game consoles, many of which are strengthening their online game features, are permitted to be sold in China, Shanda Games would face additional competition. Shanda Games also competes with other forms of entertainment, such as television and movies. If Shanda Games is unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

Shanda Games’ business may be materially harmed if its games are not featured in a sufficient number of Internet cafes in China.

A substantial number of game players access Shanda Games’ MMORPGs and advanced casual games through Internet cafes in China. Due to limited hardware capacity, Internet cafes generally feature a limited number of games on their computers. Shanda Games thus competes with a growing number of other online game operators to have its games featured on these computers. This competition may intensify in China due to a nationwide suspension of approval for the establishment of new Internet cafes in 2007. If Shanda Games fails to feature its MMORPGs and advanced casual games prominently and sufficiently in Internet cafes in China, or fail to do so cost-effectively, our business, financial condition and results of operations may be materially and adversely affected.

Shanda Games faces risks associated with the licensing of its MMORPGs and advanced casual games internationally, and if Shanda Games is unable to effectively manage these risks, they could impair its ability to expand its business internationally.

As of March 31, 2009, Shanda Games licensed six of its MMORPGs and advanced casual games to game operators in a number of countries or regions. Shanda Games plans to further license its existing and new MMORPGs and advanced casual games in more countries and regions.

Licensing its games in the international markets exposes Shanda Games to a number of risks, including difficulties relating to:

•	identifying and maintaining good relations with game operators who are knowledgeable about, and can effectively distribute and operate its online games in, international markets;

•	negotiating licensing agreements with game operators on terms that are commercially acceptable to it;

•	developing games and expansion packs catering to overseas markets and renewing its license agreements with game operators upon their expiration;

•	maintaining the reputation of Shanda Games and its games, given that its games are operated by game operators in the overseas markets pursuant to their own standards;

•	protecting its intellectual property rights overseas and the related costs;

•	policing and accurately calculating the royalties it is entitled to receive; and

•
complying with the different commercial and legal requirements of the international markets which it offers its games, such as game import regulatory procedures, taxes and other restrictions and expenses.

For example, South Korea requires online game operators to obtain ratings classifications for online games and implement procedures to restrict minors from accessing online games. As a result, Shanda Games’ plan to continue to license its MMORPGs and advanced casual games in international markets may also be adversely affected by public opinion or government policies in select markets in which Shanda Games licenses its games. Shanda Games’ inability to license its games internationally would have a material adverse effect on our business, financial conditions and results of operations.

If Shanda Games fails to anticipate or successfully implement new technologies, its games may become obsolete or uncompetitive, and our business prospects and results of operations could be materially and adversely affected.

The online game industry is subject to rapid technological change. Shanda Games needs to anticipate the emergence of new technologies and assess its market acceptance. In addition, government authorities or industry organizations may adopt new standards that apply to game development. Shanda Games also needs to invest significant financial resources in product development to keep pace with technological advances. However, development activities are inherently uncertain, and Shanda Games’ significant expenditures on technologies may not generate corresponding benefits. If Shanda Games falls behind in adopting new technologies or standards, its existing games may lose popularity, and its newly-developed games may not be well received by its game players. In addition, Shanda Games may incur significant cost overrun in product development. As a result, our business prospects and results of operations could be materially and adversely affected.

Errors or defects in Shanda Games’ MMORPGs and advanced casual games and the proliferation of cheating programs could materially and adversely affect our business prospects and results of operations.

Shanda Games’ MMORPGs and advanced casual games may contain errors or other defects. In addition, parties unrelated to Shanda Games have developed, and may continue to develop, Internet cheating programs that enable Shanda Games’ players to obtain unfair advantages over other game players who do not use such programs. Furthermore, certain cheating programs could cause the loss of a character’s superior features acquired by a player. The occurrence of errors or defects in its games, and its failure to discover and disable cheating programs affecting the fairness of its game environment, could disrupt Shanda Games’ operations, damage its reputation and discourage its users from playing the game. As a result, such errors, defects and cheating programs could materially and adversely affect our business, financial condition and results of operations.

We face the risks of uncertainties regarding the growth of the online literature industry and market acceptance.

The online literature business is a relatively new and evolving industry and concept. Our online literature business is dependent on authors using our various online platforms, as opposed to the traditional paperback format, to publish their literary works. In addition, reading literary works online represents a new means of reading literary works. We cannot be certain that our users prefer to read literary works online as opposed to the traditional paperback form.  In addition, we cannot be certain that the authors will prefer to publish their literary works online on one of our literature platforms, as opposed to in paperback form. The failure of authors to publish and our users to read, literary works online will likely adversely affect our business and prospects.

Our content providers depend on Shanda Online to provide services that are critical to our business.

Many of our content providers, including Shanda Games, have engaged Shanda Online to provide certain integrated platform services.  These content providers depend on Shanda Online for the provision of services that are critical to the operation of their businesses, including, among others, online billing and payment, customer service, user authentication, pre-paid card marketing and distribution and data support service. If Shanda Online breaches its obligations under the contractual arrangements to provide such service to any ICP or refuses to renew these service agreements on terms acceptable to the ICP, or at all, an ICP, such as Shanda Games, may not be able to find a suitable alternative service provider or establish its own integrated service platform in a timely manner. Similarly, any failure of or significant quality deterioration in Shanda Online’s integrated service platform could materially and adversely affect an ICP’s business.   For example, some ICPs rely on Shanda Online’s customer service representatives as the first point of contact to serve its users. Shanda Online handles such customer requests such as adding virtual currencies to accounts with pre-paid cards, retrieving forgotten passwords and recovering lost user accounts, and liaising with the ICP if the inquiries involve content-related technical problems, such as recovering any in-game items for example. Some ICPs also rely on Shanda Online to provide user authentication services for their users who access their content through Shanda Online’s service platform, and for pre-paid card distribution.  If Shanda Online fails to address customer service requests properly and in a timely manner, our users may be unable to access the online entertainment content available on our platform or attribute any unpleasant experience with Shanda Online’s customer service to us.  Any negative impact to our reputation could lead to Shanda Online failing to retain current or failing to attract new users or ICPs, in which case, our business, financial condition and results of operations could be materially and adversely affected.

Because Shanda Online offers its services to other ICPs, our users may consume less on our internal content providers.

Shanda Online provides integrated services to other content providers that compete with Shanda Games’ MMORPGs and advanced casual games, including Kingsoft, LineKong Entertainment Technology Co., Ltd. and Shanghai Storm, and may enter into additional similar commercial relationships with other ICPs that compete with Shanda Games’ games. These commercial relationships may strengthen these online game companies’ market share and enable them to achieve market acceptance for their products and services, which may have a material adverse effect on Shanda Games’, and therefore our, business. In particular, the online games that Shanda Games’ competitors offer through Shanda Online’s integrated services platform may attract away players of Shanda Games’ MMORPGs and advanced casual games and shrink its player bases, which could in turn make these MMORPGs and advanced casual games less attractive to other players. Furthermore, even though Shanda Online charges these other content providers a fee for its services, if Shanda Games’ current users spend money on its competitors’ games which are offered through Shanda Online’s integrated services platform that would otherwise have been spent on Shanda Games’ MMORPGs and advanced casual games, our business, financial conditions and results of operations could be materially and adversely affected.

We could be liable for failure of or disruptions in, or third-party breaches of security of Shanda Online’s online payment platform, and the reduction in sales made through those channels may have a material adverse impact on our revenues.

Currently, many of the ICPs offering their online entertainment content on our service platform rely on Shanda Online’s integrated service platform’s online payment system to sell virtual pre-paid cards to our users. Secured transmission of confidential information, such as our users’ credit card numbers and expiration dates, personal information and billing addresses, over public networks is essential to maintaining consumer confidence in such payment channels, which allow the ICPs to collect payments on a timely basis. In addition, we expect that an increasing amount of the sales of pre-paid cards will be conducted over the Internet as a result of the growing use of online payment systems. As a result, associated online crime will likely increase as well and we cannot assure you that Shanda Online’s current security measures and those of the third parties with whom Shanda Online transacts business, are adequate. Security breaches of these online payment systems could result in non-collection of payments and expose us to litigation and possible liability for failing to protect confidential user information and could harm our reputation and our ability to attract users to our platform and to encourage the consumption by users of the online entertainment content available on our service platform.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, trademarks, service marks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business, whether owned by us or licensed to us, may adversely affect our business and reputation.

We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, licensors, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. Despite our precautions, third parties may obtain and use intellectual property that we own or license without our consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business.

For instance, Shanda Games continues to face challenges from pirate game servers, which are game servers that operate unauthorized copies of its games and permit users to play those games without purchasing Shanda Online’s pre-paid game cards. Shanda Games has detected the operation by pirate servers of unauthorized copies of several of its leading games. In September 2002, for example, Shanda Games discovered that the server-end software of Mir II was unlawfully released into the China market. This software leak enabled unauthorized third parties to set up local server networks to operate Mir II, which Shanda Games believes continues to divert from it a significant number of users of one of its most popular MMORPGs. Although Shanda Games has made efforts to shut down pirate game servers across China, the intellectual property enforcement regime in China is not as robust as that of the United States, and Shanda

Games continues to face considerable challenges when attempting to enforce its intellectual property rights. Enforcement actions generally require cooperation from local authorities, which are not always willing to use their limited resources to enforce the intellectual property rights of national corporations against individuals or companies in their districts. In addition, detailed comparisons of software codes and litigation proceedings are often necessary to enforce Shanda Games’ intellectual property rights, which sometimes result in substantial costs. Despite Shanda Games’ efforts to shut down pirate game servers, Shanda Games believes that a significant number of pirate game servers continue to operate unauthorized copies of its MMORPGs and advanced casual games. In addition, many websites publish literary works for which Shanda Literature owns the intellectual property rights.  Shanda Literature has approached many of these websites to remove these literary works from their websites.  However, despite these efforts, there are websites which continue to publish these literary works. The continued operation of Shanda Games’ MMORPGs and advanced casual games by pirate game servers, the operation by pirate game servers of any new games that Shanda Games introduces and the continued publication of literary works by other companies may materially and adversely affect our business, financial condition and results of operations.

The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures in the PRC are uncertain and do not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures in the United States and other developed countries. Policing unauthorized use of intellectual property is difficult and expensive. Any steps we take to prevent the misappropriation of our intellectual property may be inadequate. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against it or its licensors, may materially disrupt our business.

We cannot be certain that any of the online entertainment content available on our service platform does not and will not infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. For example, of the 22 games that Shanda Games operated as of March 31, 2009, 13 are developed in-house, 7 are licensed from third parties and 2 are invested in or acquired from third parties. Shanda Games or any of its licensors, co-developers or online game developers and operators in which Shanda Games has invested may infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties and become subject to legal proceedings and claims from time to time relating to the intellectual property rights of others. For example, in 2003, Actoz and Wemade Entertainment Co., Ltd. filed a lawsuit against Shanda in the Beijing First Intermediate People’s Court alleging copyright infringement and unfair competition claims with respect to Woool, an in-house developed game. These claims were settled in February 2007.  Furthermore, while many of Shanda Literature’s online authors represent to Shanda Literature that the literary works that they post online are original works, such representations may not be true and accurate as the authors may have already published such works through other mediums, including through another online literature platform.  In such event, Shanda Literature’s publication of the literary work may infringe the intellectual property rights of such other online literature platforms.

Some of our employees were previously employed at other companies, including some of our current and potential competitors. To the extent these employees or any employees we may hire in the future are involved in research that is similar to the research that they performed at their former employers, we may become subject to claims that these employees violated the intellectual property rights, such as trade secret rights, of their former employers. In addition, our competitors may file lawsuits or initiate proceedings against us. Although we are not aware of any pending or threatened claims alleging these types of violations of intellectual property rights, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future content offerings, which could result in substantial costs and diversion of our financial and management resources.

If we are found to have violated the intellectual property rights of others, we may be subject to monetary damages and be enjoined from using such intellectual property, and we may incur new or additional licensing costs if we desire to continue using the infringing content, be forced to develop or license alternatives or be forced to stop using such infringing intellectual property, any of which may materially and adversely affect our business and results of operations. In addition, we may incur substantial expenses and require significant attention of management in defending against these third-party infringement claims, regardless of their merit.

Network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business prospects and results of operations.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure, including as a result of natural disasters such as earthquakes and floods, may cause significant harm to our reputation and our ability to attract and maintain users. We maintain a distributed server network architecture with third-party service providers hosting servers in more than one hundred cities throughout China. We do not maintain full backup for our server network hardware.

Major risks involved in such network infrastructure include:

•
any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware; and

•
any disruption or failure in the national backbone network, which would prevent our players outside Shanghai from logging on to any of our games or other content, or playing the games, for which the servers are all located in Shanghai.

In the past, our server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third-party service providers. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer virus, hackings and similar events. Any network interruption or inadequacy that causes interruptions in the availability of the online entertainment content on our service platform or deterioration in the quality of access to our online entertainment content could reduce our users’ satisfaction. In addition, any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

Any failure to maintain a stable and efficient distribution and payment network could have a material and adverse impact on our business, financial condition and results of operations.

Online payment systems in China are at a developmental stage and are not as widely available or acceptable to consumers in China as in the United States. As a result, Shanda Online relies heavily on a multi-layer distribution and payment network composed of third party distributors for sales to, and collection of payment from, our users. As Shanda Online does not enter into long-term agreements with any of its distributors, we cannot assure you that Shanda Online will continue to maintain favorable relationships with them.  If Shanda Online fails to maintain a stable and efficient distribution and payment network, our business, financial condition and results of operations could be materially and adversely affected.

The successful operation of our business and implementation of our growth strategies, including our ability to accommodate additional ICPs and users in the future, depend upon the performance and reliability of the Internet infrastructure and fixed line and wireless telecommunications networks in China.

Although there are private sector Internet service providers in China, almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines and wireless telecommunication networks. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. Although the PRC government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we have no access to alternative networks and services on a timely basis, if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage.

The limited use of personal computers in China and the relatively high cost of Internet access may limit the development of the Internet in China and impede our growth.

Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is still much lower than compared with the United States. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the wider availability of broadband Internet access, the cost of personal Internet access, in contrast with Internet access through Internet cafes, remains relatively high in comparison to the average per capita income in China. These factors may limit the growth of our business. Furthermore, any Internet access or other telecommunications fee increase could reduce the number of users that enjoy our online entertainment content.

Our business could suffer if we do not successfully manage our growth.

Our recent growth has placed significant strain on our management, operational, financial and other resources. For example, the total number of our employees increased from 562 as of December 31, 2003 to

3,124 employees as of December 31, 2008. As a result of our growth we need to continue to develop and expand our financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success is heavily dependent upon the continued service of our key executives and other key employees. In particular, we rely on the expertise, experience and leadership ability of Tianqiao Chen, our founder, chairman of our board of directors and chief executive officer, in our business operations, and rely on his personal relationships with our employees, the relevant regulatory authorities, the ICPs who offer their online entertainment content on our service platform and service suppliers.  We also rely on a number of key technology officers and staff for the development and operation of the online entertainment content available on our service platform.

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

You should not place undue reliance on our financial guidance, nor should you rely on our quarterly operating results as an indication of our future performance because our quarterly operating results may be subject to significant fluctuations.

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are beyond our control. Significant fluctuations in our quarterly operating results could be caused by any of the factors identified in this section, including, but not limited to:

•	our ability to retain existing users, attract new users at a steady rate and maintain user satisfaction;

•	the announcement or introduction of new games or updates to existing games by us or our competitors;

•	technical difficulties, system downtime or Internet failures;

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

•	governmental regulations;

•
seasonality effect for our business, such as during and around the Chinese New Year holidays in the first quarter and the National Day holidays in the fourth quarter, when fewer of our users consume our online entertainment content;

•	a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our users’ spending quickly;

•	the introduction and nationwide roll-out of the third-generation wireless telecommunication network in China; and

•	general economic conditions and economic conditions specific to the online game industry and China.

As a result, you should not rely on our financial guidance or quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ADSs could decline and you could lose part or all of your investment.

The discontinuation of any of the preferential tax treatments or the government financial incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Prior to January 1, 2008, our PRC operating companies and our PRC subsidiaries, or our PRC companies, were governed by the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the People’s Republic of China on Enterprises Income Tax, or the Old EIT Law. Under the Old EIT Law, our PRC companies were generally subject to a 33% income tax rate, which was subject to certain tax holidays and preferential tax rates.  On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the New EIT Law, as supplemented by various detailed implementation guidance, which became effective as of January 1, 2008. Under the New EIT Law, a preferential tax rate of 15% is applicable to enterprises that qualify as “high and new technology enterprises”, a status reassessed every three years. In addition, an enterprise is entitled to a 10.0% income tax rate for the year in which it is recognized as a “national key software enterprise”, a status reassessed every year.   Shengqu, Shanda Computer, Shanda Networking, Hangzhou Bianfeng, Shanghai Shulong, Chengdu Aurora, Haofang and Chengdu Jisheng were recognized as “high and new technology enterprises” in 2008 and are entitled to a 15.0% preferential income tax rate for the three-year period ending December 31, 2010. In addition, Shengqu has been recognized as a national key software enterprise for 2008. However, we cannot assure you that these enterprises will be able to maintain their status as “high and new technology enterprises” and/or “national key software enterprises”.  If any of these enterprises that qualified as a “high and new technology enterprise” or “national key software enterprise” fails to continue to qualify for such status, our income tax expenses would increase, which would have a material adverse effect on our net income and results of operations.

Furthermore, pursuant to the New EIT Law, certain enterprises established prior to March 16, 2007 that are entitled to reduced tax rates in accordance with the then prevailing tax laws and regulations shall be eligible for a five-year transition period beginning from January 1, 2008 in accordance with the stipulations of the State Council. On December 26, 2007, the State Council issued “Notice by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law”, or Notice No. 39. Under the New EIT Law and Notice No.39, it is uncertain whether the transitional tax rates would apply to the companies that enjoyed preferential tax rates of 15.0% under a local preferential tax policy.  If our PRC companies cannot enjoy the grandfathering treatment, our income tax expenses would increase, which would have a material adverse effect on our net income and results of operations.

In 2006, 2007, and 2008, we received aggregate government financial incentives of RMB83.9 million, RMB57.5 million and RMB62.3 million (US$9.1 million), respectively, which were calculated with reference to taxable revenue and taxable income. To be eligible for the government financial incentives, we are required to continue to meet a number of financial and non-financial criteria and to be further subject to the discretion of the municipal government. If we had not received these government financial incentives in 2006, our income before tax expenses, equity in loss of affiliated companies and minority interests would have been RMB507.3 million, a decrease of 14.2% from the reported amount. If we had not received these government financial incentives in 2007, our income before income tax expenses, equity in loss of affiliated companies, and minority interests would have been RMB1,495.0 million, a decrease of 3.7% from the reported amount. If we had not received these government financial incentives in 2008, our income before tax expenses, equity in loss of affiliated companies and minority interests would have been RMB1,487.2 million (US$218.0 million), a decrease of 4.0% from the reported amount.   As the receipt of these government financial incentives are subject to periodic time lags and inconsistent municipal government practice on payment times, for so long as we continue to receive these government financial incentives, our net income in a particular quarter may be higher or lower relative to other quarters based on the potentially uneven receipt by us of these government financial incentives, in addition to any business or operating related factors we may otherwise experience.  Moreover, the central government or municipal government could determine at any time to eliminate or reduce these government financial incentives, generally with prospective effect. We cannot assure you that we will continue to enjoy these preferential tax treatments or government financial incentives in the future. The discontinuation or reduction of these preferential tax treatments or government financial incentives could materially and adversely affect our business, financial condition and results of operations.

There are significant uncertainties under the New EIT Law relating to our PRC enterprise income tax liabilities.

Under the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate is lowered to 5.0% if a Hong Kong resident enterprise owns over 25% of the PRC company. However, according to a tax circular issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. In addition, under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes.

Although we are a Cayman Islands company with wholly-owned subsidiaries incorporated in Hong Kong, the PRC tax authorities may regard the main purpose of these Hong Kong entities as obtaining a lower withholding tax rate of 5.0%. As a result, the PRC tax authorities could levy a higher withholding tax rate to dividends received by our wholly-owned subsidiaries incorporated in Hong Kong from our PRC subsidiaries. In addition, a substantial majority of the members of our management team are located in China. Under current PRC laws and regulations, it is  uncertain whether we would be deemed PRC tax resident enterprises under the New EIT Law. If we are deemed PRC tax resident enterprise, our global income will be subject to PRC enterprise income tax at the rate of 25.0% and we may be required to withhold PRC income tax from certain payments to non-PRC holders of our ordinary shares or ADSs. See “— Risks Relating to Our ADSs— We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax” .

We may become a passive foreign-investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Although it is not clear how the contractual arrangements between us and our PRC operating companies will be treated for PFIC purposes, based upon the composition of our income and assets, including goodwill, and the market price of our ADSs, we believe we were not a passive foreign investment company, or PFIC, for 2008. If we were or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will be subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to additional reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets, by value, in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets may be based, in part, on the quarterly market value of our ordinary shares and ADSs, which is subject to change.  We cannot assure you that we were not a PFIC for 2008 or that we will not be a PFIC for 2009 or any future taxable year. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see the section entitled “Taxation—United States Federal Income Taxation Consideration— Passive Foreign Investment Company Rules”.

We may be required to take significant actions that are contrary to our business objectives to avoid being deemed an investment company as defined under the Investment Company Act.

Generally, the Investment Company Act provides that a company is not an investment company and is not required to register under the Investment Company Act as an investment company if:

•
the company is primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than those of investing, reinvesting, owning, holding or trading in securities; and

•	40% or less of the fair market value of the company’s assets is represented by investment securities.

We believe that we are engaged primarily in the business of, among other things, developing and operating an integrated service platform for the distribution, payment and customer servicing of online entertainment content, including MMORPGs, advanced casual games, online literature, online chess and board games and e-sports games. In addition, less than 40% of the fair market value of our assets is represented by investment securities. As a result, we believe that we are not an investment company as that term is defined under the Investment Company Act. We may, however, be required to take significant actions that are contrary to our business objectives to avoid being deemed an investment company in the future. We may, for example, need to hold a significant portion of our assets and invest portions of our cash flows in low-yielding investments or we may need to acquire additional income or loss generating assets that we might not otherwise have acquired. In addition, we may need to forego opportunities to acquire minority interests in other companies that could be important to our growth strategy.

The Investment Company Act also contains substantive regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters which would be incompatible with our operations. If we were to be deemed an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. We could also be subject to other adverse consequences.

We may need to record impairment charges to earnings if our acquisition goodwill, investments in affiliate companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations.

We acquire, invest in or license content from various content providers and record any acquisition goodwill, investments in affiliate companies and acquired intangible assets on our balance sheet in connection with such acquisitions, investments and licenses, respectively. We are required to review our acquisition goodwill for impairment at least annually and review our investments in affiliate companies and acquired intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, including a decline in stock price and market capitalization and slow down in our industry, which may result from the recent global economic slowdown. If the carrying value of our acquisition goodwill, investments in affiliate companies or acquired intangible assets were determined to be impaired, we would be required to write down the carrying value. For example, we completed the purchase of an 29.9% equity stake in Actoz, the co-owner of Mir II, in February 2005, for a total consideration of RMB878 million (US$106.1 million), which represented an 81% premium over the open market price at the time that we entered into the purchase agreement in October 2004. In the fourth quarter of 2005, however, we recorded a non-cash impairment charge of RMB521.5 million (US$64.6 million) to reflect the fair value of our then 38.1% stake in Actoz. We recognized the impairment charge primarily as a result of the continued decline in royalties payable to Actoz from our operation of Mir II in China. The decision to recognize impairment was also influenced by the decline in the market price for shares of Actoz, which in the fourth quarter of 2005 was determined to be other than temporary, mainly due to the continued decline in Mir II royalties.

We cannot assure you that we will have the ability to effectively integrate the operation of the acquired companies and achieve the synergies contemplated at the time of entering into these transactions. If we are unable to achieve the synergies contemplated at the time of acquiring these companies, the carrying value of the acquired companies may not be recoverable. We are required by U.S. GAAP to review the impairment of goodwill at least on an annual basis. If an  impairment is determined and charged to the earnings in our financial statements, we would be required to record charges to earnings in our financial statements during the period and our financial condition and results of operations would be materially and adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of such company’s internal control over financial reporting.  Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2008. In addition, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, reported that our internal control over financial reporting was effective as of December 31, 2008. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

Risks Relating to Regulation of the Internet and to Our Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online game industry, we could be subject to severe penalties.

On December 11, 2001, the PRC State Counsel promulgated the Regulations for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which became effective on January 1, 2002 and were subsequently amended on September 10, 2008.  Under the FITE Regulations, foreign ownership of companies that provide value-added telecommunication services, which includes online game operation, is limited to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China or to provide Internet information content, such as online advertising. We are a Cayman Islands exempted company and we conduct our operations in China primarily through Shengqu and Shanda Computer, our indirect wholly owned subsidiaries. We, Shengqu and Shanda Computer are foreign or foreign-invested enterprises under PRC law and accordingly are ineligible to apply for certain licenses required to operate our business. In order to comply with foreign ownership restrictions, except as otherwise disclosed in “— The laws and regulations governing the online game industry and related businesses in China are developing and subject to future changes. If we or any of our PRC operating companies fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected”, Shanghai Shulong which is wholly owned by two PRC citizens holds the licenses and approvals that are required to operate Shanda Games’ MMORPG and advanced casual game business and Shanda Networking which is wholly owned by two PRC citizens holds the licenses and approvals that are required to operate Shanda Online’s integrated service platform business. Shengqu and Shanda Computer have entered into VIE agreements with Shanghai Shulong and its shareholders, and Shanda Networking and its shareholders, respectively. As a result of these contractual arrangements, we are considered the primary beneficiary of the Shanda Networking entities and the Shulong entities and accordingly, we consolidate the results of operations of the Shanda Networking entities and the Shulong entities in our financial statements.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT Circular 2006. According to the MIIT Circular 2006, since the FITE Regulations went into effect, some foreign investors had engaged in value-added telecom services illegally by conspiring with domestic value-added telecom enterprises to circumvent the requirements of the FITE Regulations by delegating domain names and licensing trademarks.  In order to further strengthen the administration of foreign investors that conduct value-added telecommunications business, the MIIT Circular 2006 provides that any domain name or trademark used by a value-added telecom carrier shall be legally owned by such carrier or its shareholders. The MIIT Circular 2006 also provides that the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide. In addition, value-added telecom carriers are required to establish or improve the measures of ensuring network security. As to the companies which have obtained the operating licenses for value-added telecom services, they are required to conduct self-examination and self-correction according to the said requirements and report the result of such self-examination and self-correction to the provincial branches of the MIIT. As some of the domain names and trademarks that Shanda Games uses in its operations are not owned by Shanghai Shulong or its shareholders, Shanda Games may be in violation of the provisions of the MIIT Circular 2006.  As a result, we or Shanda Games may be subject to various penalties, including fines and the discontinuation of or restrictions on our operations.

In the opinion of our PRC counsel, (1) the ownership structures of our company, Shanda Computer, Shengqu, and our PRC operating companies are in compliance with existing PRC laws and regulations; (2) our contractual arrangements with Shanda Networking, Shanghai Shulong and their respective shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (3) the business operations of our company, Shanda Computer, Shengqu, and our PRC operating companies, as described in this annual report, are in compliance with existing PRC laws and regulations in all material aspects, except for the failure to obtain certain Internet Publishing Licenses as disclosed in “— The laws and regulations governing the online game industry and related businesses in China are developing and subject to future changes. If we or any of our PRC operating companies fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected”. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to our view. If we, Shengqu, Shanda Computer, or any of our PRC operating companies are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our PRC operating companies’ business and operating licenses;

•	discontinuing or restricting our PRC operating companies’ operations;

•	imposing conditions or requirements with which we, Shengqu, Shanda Computer or our PRC operating companies may not be able to comply;

•	requiring us, Shengqu, Shanda Computer or our PRC operating companies to restructure the relevant ownership structure or operations; or

•	taking other regulatory or enforcement actions, including levying fines, that could be harmful to our business.

Any of these actions could cause our business, financial condition and results of operations to suffer and the price of our ADSs to decline.

The contractual arrangements related to critical aspects of our operations with Shanda Networking, Shanghai Shulong and their respective shareholders may not be as effective in providing operational control as direct ownership.

We rely on the VIE agreements which are contractual arrangements with Shanda Networking and Shanghai Shulong and their respective shareholders that provide us with the substantial ability to control the Shanda Networking entities and the Shulong entities. These contractual arrangements may not be as effective as direct ownership in providing us control over our PRC operating companies. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of the Shanda Networking entities and the Shulong entities, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level.  However, under the current contractual arrangements, as a legal matter, if Shanda Networking, Shanghai Shulong or their respective shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective.

Pursuant to equity pledge agreements, the shareholders of Shanghai Shulong and Shanda Networking pledged their equity interests in Shanghai Shulong and Shanda Networking to Shengqu and Shanda Computer, respectively. According to the PRC Property Rights Law, which became effective October 1, 2007, a pledge is created only when such pledge is registered with the relevant Administration for Industry and Commerce office. We have registered the equity pledge by the shareholders of Shanda Networking and Shanghai Shulong with the relevant Administration for Industry and Commerce.  However, all of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may be unable to exert effective control over our PRC operating companies, and our ability to conduct our business may be materially and adversely affected.

Shareholders of Shanda Networking and Shanghai Shulong may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.

We conduct substantially all of our operations, and generate substantially all of our revenues, through our PRC operating companies. Our control over these entities is based upon the VIE agreements. The shareholders of our PRC operating companies may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.

For example, the two shareholders of Shanda Networking, Tianqiao Chen and Danian Chen, are among our principal shareholders. As a result, they may be able to cause the contractual arrangements they have entered into with us to be amended in a manner to maximize their interest, economically or otherwise, even if such amendment is contrary to the interest of our company and our other shareholders. Although our audit committee charter requires the approval of our audit committee, which is comprised of our independent directors, to make any amendment to these agreements, we cannot assure you that such mechanism will be effective in preventing such amendment.  Furthermore, the shareholders of Shanda Networking and Shanghai Shulong may decide to breach their contracts with us if they believe such action furthers their own interest, or if they otherwise act in bad faith. In particular, the two shareholders of Shanghai Shulong, Dongxu Wang and Yingfeng Zhang, are our employees. They are not our directors or principal shareholders.  Therefore, they do not owe any fiduciary duty to our company and given that their economic stake in us is relatively small compared to their ownership interest in Shanghai Shulong, they may take actions that adversely affect us. If the shareholders of Shanda Networking or Shanghai Shulong breach their contracts with us or otherwise have disputes with us, we may have to initiate legal proceedings, which involves significant uncertainty. Such disputes and proceedings may significantly disrupt our business operations, adversely affect our ability to control the Shanda Networking entities and the Shulong entities, and we cannot assure you that the outcome of such disputes and proceedings will be in our favor.

Our arrangements with our PRC operating companies may be subject to scrutiny by the PRC tax authorities for transfer pricing adjustments.

We also could face material and adverse tax consequences if the PRC tax authorities determine that the VIE agreements with Shanda Networking and Shanghai Shulong were not entered into based on arm’s length negotiations. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recorded by our PRC operating companies, which could adversely affect us by:

•
increasing our PRC operating companies’ tax liability without reducing our PRC subsidiaries’ tax liability, which could further result in late payment fees and other penalties to our PRC operating companies for under-paid taxes; or

•	limiting our PRC subsidiaries’ ability to maintain preferential tax treatments and government financial incentives, if the transfer pricing adjustment is significant.

As a result, any transfer pricing adjustment could have a material and adverse impact upon our financial condition.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC companies, which could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese affiliated entity to another in a timely manner.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC operating companies. We rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, including the funds necessary to allow us to pay dividends on the shares underlying our ADSs and the funds necessary to service any debt we may incur or financing we may need for operations. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries’ ability to pay dividends or make other distributions to the intermediate holding company and thus to us. We generate substantially all of our revenues through contractual arrangements with our PRC operating companies. However, PRC governmental authorities may require us to amend these contractual arrangements in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to us. Furthermore, PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and our PRC operating companies are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1,950.0 million (US$285.8 million), or 53.7%, of our total consolidated net assets as of December 31, 2008. Any limitation on the ability of our PRC subsidiaries and our PRC operating companies to transfer funds to us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

In addition, any transfer of funds from us to any of our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. It is not permitted under PRC law for our PRC companies to directly lend money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC companies could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese entity to another in a timely manner.

Regulations relating to offshore investment activities by PRC residents may subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in our PRC subsidiaries.

In October 2005, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, their failure to comply with the registration procedures set forth in such regulation may result in fines or sanctions imposed by the PRC government including restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity.

We are committed to complying with and to ensuring that our shareholders who are subject to the regulations will comply with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 75 or other related rules. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in our PRC subsidiaries.

The laws and regulations governing the online game industry and related businesses in China are developing and subject to future changes. If we or any of our PRC operating companies fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The Internet industry, including the operation of online games, in China is highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, the MIIT, the State Administration of Industry and Commerce, or the SAIC, the Ministry of Culture, or the MOC, the General Administration of Press and Publication, or the GAPP, the State Administration of Radio, Film and Television, or the SARFT, and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the Internet and the online game industry.

Our PRC operating companies are required to obtain applicable permits or approvals from different regulatory authorities in order to provide their services. For example, an ICP must obtain a value-added telecommunications business operation license, or ICP license, from the MIIT or its local offices in order to engage in any commercial operations online within China. An online game operator must also obtain an Internet culture operation license from the MOC, an Internet publishing license from the GAPP in order to distribute games through the Internet and approval from the MIIT to provide online bulletin board services. Shanghai Shulong currently holds an ICP license as well as an Internet culture operation license.  Chengdu Aurora is in the process of applying to extend its Internet culture operation license since its old license expired on October 24, 2008. Shanghai Shulong currently does not hold an Internet publishing license and publishes its online games through cooperation with Shanda Networking, which holds such a license. In addition, Shanghai Shulong and Chengdu Aurora are in the process of applying for approval to provide online bulletin board services. If any of our PRC operating companies fails to obtain or maintain any of the required permits or approvals or if our practice is later challenged by government authorities, they may also be subject to various penalties, including fines and the discontinuation of or restriction on our operations. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.

As the online game industry is at an early stage of development in China, new laws and regulations may be adopted in the future to address new issues that arise from time to time, such as online advertising and the use of virtual currency. Also, different regulatory authorities may have different views regarding the licensing requirements for the operation of online games and related businesses. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online game industry and related businesses. While we believe that we comply with all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

If we are required to comply with or are found to violate any laws or regulations governing virtual currency, pre-paid card issuance and usage, online payment or money laundering, we may have to obtain additional licenses or approvals, be forced to change our current business practice, or be subject to certain penalties.

On April 16, 2009, the People’s Bank of China, or PBOC, issued a notice regarding the payment and clearance business carried out by non-financial institutions, or the PBOC Notice.  The PBOC Notice requires non-financial institutions which engage in payment and clearance business to register with PBOC before July 31, 2009. Because certain services currently provided by Shanda Online may be subject to the requirements of the PBOC Notice, Shanda Online intends to register with PBOC.  However, if PBOC requires Shanda Online to obtain additional licenses or approvals for its services, there is no guarantee that Shanda Online will be able to obtain such licenses or approvals.  In the event that Shanda Online fails to obtain any or all of the licenses or approvals required by PBOC, our business and financial condition, operations results and business prospects may be materially and adversely affected.

On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly issued a notice regarding strengthening online game virtual currency administration, or the Virtual Currency Notice. The Virtual Currency Notice requires enterprises which issue online game virtual currency (in the form of pre-paid card, pre-payment or pre-paid card point) or provide online game virtual currency transaction services, to apply for approval from the Ministry of Culture through its provincial branches within 3 months following the date of the Virtual Currency Notice.  Any enterprises which fail to submit the application will be subject to sanctions.  In addition, the Virtual Currency Notice regulates, among other items, the amount of virtual currency an enterprise can issue, the retention period of user record, the function of virtual currency, and the return of unused virtual currency upon termination of online services.  The Virtual Currency Notice prohibits enterprises, which provide online game virtual currency transaction services, from providing transaction services to players under the age of 18.  It also prohibits online game operators from awarding in-game items or virtual currency to players based on random selection through lucky draws, wagers or lotteries. Shanda Games intends to apply for the above mentioned approval for our online game virtual currency related businesses.  However, we cannot guarantee you that we will be able to obtain such approval.  If we fail to obtain such approval or our current or future operations are found to violate the Virtual Currency Notice or any other related regulations, our business and financial condition, operation results and business prospects may be materially and adversely affected.

Additional government regulations resulting from negative publicity in China regarding online games or otherwise may have a material adverse effect on our business, financial condition and results of operations.

The media in China has reported incidents of violent crimes allegedly provoked by, or committed in connection with, online games. In addition, there have been widespread negative media reports that focus on how online games are addictive and how excessive game playing could distract students and interfere with their education. Certain non-governmental organizations may also organize protests or publicity campaigns against online game companies in order to protect youth from the risk of becoming addicted to certain online games. The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to such games, particularly by minors. In 2007, eight PRC government authorities, including the GAPP, the Ministry of Education and the MIIT, jointly issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue compliance system” in an effort to curb addiction to online games by minors. Under the anti-fatigue compliance system, three hours or less of continuous play is defined to be “healthy”, three to five hours is defined to be “fatiguing”, and five hours or more is defined to be “unhealthy”. Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. It is unclear whether these restrictions would be expanded to apply to adult game players in the future. More stringent government regulations, including stricter anti-fatigue rules, could discourage game players from playing our games, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the PRC State Administration of Taxation recently announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20.0%. However, it is currently unclear how the tax will be collected or if there will be any effect on our game players or our business.

Furthermore, similar adverse public reaction may arise, and similar government policies may be adopted, in other jurisdictions where we license out our online games, which could materially and adversely affect our overseas licensing revenues.

Shanda Games may be required to reapply for approvals for imported games.

The MOC issued a Circular Concerning the Examination and Declaration of Imported Online Game Products on April 24, 2009. According to this circular, in the event of a change of the operator of an imported online game, the game’s existing import approval will be automatically revoked and the new operator must apply to the MOC for a new approval for the same game. As this circular is newly issued, it remains unclear how and to what extent this circular will be implemented or enforced.

Shanda Games currently operates substantially all of its imported MMORPGs and advanced casual games under import approvals granted by the MOC to Shanda Networking. Under this new circular, Shanda Games may be required to reapply to the MOC for approvals for imported games granted to any of its affiliates. Shanda Games is committed to complying with the requirements of this circular. However, we cannot assure you that Shanda Games will succeed in obtaining all the approvals as required by this circular in time or at all. If Shanda Games fails to comply with the requirements of this circular or fail to obtain all the approvals for its imported games, Shanda Games may be subject to fines, revocation of our operating licenses, the discontinuation or restrictions on its operations and other sanctions that may be imposed by the MOC. As a result, our business, financial condition and results of operations could be materially and adversely affected.

The PRC government has tightened its regulation of Internet cafes, which are currently one of the primary venues for our users to play Shanda Games’ MMORPGs and advanced casual games. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our game player base.

Internet cafes are one of the primary places where Shanda Games’ MMORPGs and advanced casual games are played. In March 2001, the PRC government began tightening its regulation and supervision of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. The PRC government has also imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. In February 2004, the government agencies in charge of Internet cafe licensing jointly issued a notice suspending the issuance of new Internet cafe licenses for a period of six months. In February 2007, 14 PRC government departments jointly issued a circular to strengthen the regulation of Internet cafes and online games. According to the circular, local authorities were banned from issuing new Internet cafe licenses for the remainder of 2007. Since this ban was imposed in 2007, to our knowledge, local authorities have not issued new Internet cafe licenses and it is unclear when local authorities will start issuing new licenses again. Governmental authorities may from time to time impose stricter requirements, such as the customers’ age limit and hours of operation, among others, as a result of the occurrence and perception of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafes. Since a substantial portion of our users play Shanda Games’ MMORPGs and advanced casual games in Internet cafes, any reduction in the number, or slowdown in the growth, of Internet cafes in China, or any new regulatory restrictions on its operations, could limit our ability to maintain or increase our revenues and expand our game player base, thereby adversely affecting our results of operations and growth prospects.

The PRC government may prevent us from distributing, and we may be subject to liability for, content deemed to be inappropriate.

China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has stopped the distribution of information through the Internet that it believes violates PRC law. The MIIT, the GAPP and the MOC have promulgated regulations that prohibit games from being distributed through the Internet if the games contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise state security or secrets. In addition, certain PRC social organizations have recently discussed the possibility of implementing a rating system for online games. The effect that such a system could have on our business is unclear.

If any games Shanda Games offers were deemed to violate any such content restrictions, Shanda Games would not obtain the GAPP approval, may not be able to continue such offerings and/or could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of its license for operating online games, which would materially and adversely affect our business, financial condition and results of operations.

We may also be subject to potential liability for unlawful actions of our users or for content we offer through our service platform is deemed inappropriate. Furthermore, we may be required to delete content that violates the laws of the PRC and report content that we suspect may violate PRC law. It may be difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our games or other services in China.

In February 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling. In order to clamp down on online games that involve gambling and online betting as well as address concerns that “virtual money” might be used for money laundering or illicit trade, the circular (i) requires that online game operators shall not charge commissions that employ “virtual money” or other means in relation to winning or losing of games; (ii) requires online game operators to set up quantity limits in guessing and betting games by using virtual currency; (iii) bans the exchange of “virtual money” into real currencies or properties; and (iv) bans the provision of services for virtual currency transfer among game players. In February 2007, 14 PRC regulatory authorities jointly promulgated a circular with regard to further strengthening management of Internet cafe and online games, according to which “virtual money” shall be strictly regulated by the PBOC, and in particular: (i) the aggregate amount of “virtual money” issued by online game operators and the amount of “virtual money” purchased by each individual online game player shall be restricted; (ii) “virtual money” issued by online game operators can only be used for purchasing virtual products and services provided by the online game operators and shall not be used for purchasing tangible or physical products; (iii) the price for converting “virtual money” back into the official currency by consumers shall not exceed the respective original purchase price; and (iv) trading of “virtual money” is banned. Shanda Games believes its operations are in compliance with the provisions of these two circulars in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of these two circulars, and we cannot assure you that the PRC regulatory authorities will not take a view contrary to that of Shanda Games. If the PRC regulatory authorities deem its online operations to be in violation of either of these two circulars, the PBOC may confiscate the revenues generated through these illegal activities and/or impose fines on Shanda Games in accordance with the Law of the PBOC and our business will be materially and adversely affected. It is unclear whether we will be subject to other penalties under current PRC laws.

Currently there are no laws or regulations in the PRC specifically governing virtual asset property rights and therefore, it is not clear what liabilities, if any, online game operators may have for virtual assets.

In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of a user’s game characters, are acquired and accumulated.  Such virtual assets can be important to online game players and in some cases are exchanged between players for monetary value. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service or by a network crash. Currently, there are no PRC laws and regulations specifically governing virtual asset property rights. As a result, it is unclear who is the legal owner of virtual assets and whether and how the ownership of virtual assets is protected by law. In case of a loss of virtual assets, Shanda Games may be sued by online game players and may be held liable for damages, which may negatively affect our business, financial condition and results of operations.  Shanda Games has been involved in a number of lawsuits related to in-game items in its games, some of which are ongoing.

In addition, it is unclear under PRC law whether an operator of online games such as Shanda Games would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments by PRC courts regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to return the virtual items or be liable for the loss and damage incurred therefrom.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the advertising content provided in our virtual advertising space; we may also be penalized by the governmental authority for such content.

Our wholly-owned subsidiary, Shanghai Shengyue Advertisement Co., Ltd., or Shengyue, acts as our advertising agent to sell the virtual advertising space in our online entertainment content to third-party advertisers. Civil claims may be filed against Shengyue or us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed in the virtual advertising space. Offensive and objectionable content and legal standards for defamation and fraud in China are less defined than in other more developed countries and we may not be able to properly screen out unlawful content. If such activities result in damages to any third party or violates any other regulation related to advertising business, PRC governmental authority may penalize us by revoking our game licenses, imposing fines, suspending our business license or imposing criminal liability on us, which would materially and adversely affect our business, financial condition and results of operations.

Due to our leading position in the industry, we may be subject to claims under the Anti-Monopoly Law.  Any claims which are resolved against us may have an adverse impact on our business, financial condition and results of operations.

The new Anti-Monopoly Law (“AML”) was passed by the National People’s Congress on August 30, 2007 and came into effect on August 1, 2008.  While certain aspects of the AML are unclear and dependent on subsequent interpretation and development, the law sets forth the prohibited conduct (referred to as “Monopolistic Acts”), the enforcement mechanisms, and the penalties for those who violate its provisions. In essence, the AML prohibits “Monopolistic Acts,” which include “monopoly agreements,” abuse of a dominant market position, and certain “concentrations”, which result or could result in the elimination or restriction of competition.  The law also provides that the State Council will establish an Anti-Monopoly Commission with authority to make competition policy, publish guidelines, and lead and coordinate anti-monopoly enforcement work.

So far the AML has only been tested by a limited number of cases. It remains to be seen how the AML will be implemented in practice and what it will mean for us and other companies in China.  Nevertheless, given the leading position we have in the Chinese market, it is likely that some of our competitors and our users may seek to take advantage of the AML to make claims against or solve disputes with us, which may have an adverse impact on our business, operation and financial conditions.

The PRC government may unintentionally restrict access to Shanda Games’ MMORPGs and advanced casual games.

The MIIT issued a Circular regarding the Pre-installment of Green Web Filter Software on Computers on May 19, 2009.  According to this circular, starting from July 1, 2009, all computers sold in China are required to be installed with government-designated software to block “unhealthy words or pictures”.  However, according to certain media reports, testing by experts suggest that the software, called Green Dam - Youth Escort, may be used to censor other websites deemed inappropriate by the government, disable programs when people input sensitive words, monitor personal communications and track where people surf on the Internet.

It is unclear how and to what extent it may be implemented by the MIIT.  Although this circular is not intended to block access to online games, if it is strictly implemented, it could potentially discourage or restrict the use of internet by the players of Shanda Games’ MMORPGs and advanced casual games, and consequently have an adverse impact on our business, operation and financial conditions.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic and business matters. The overall effect of legislation since 1979 has been a significant enhancement of the protections afforded to various forms of foreign-invested enterprises in mainland China. Our PRC subsidiaries are wholly foreign owned enterprises, or WFOEs, which are enterprises incorporated in mainland China and wholly owned by foreign investors. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in mainland China in general and laws and regulations applicable to WFOEs in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties.  These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

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

Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE, and if we finance our PRC subsidiaries by means of capital contributions, those capital contributions must be approved by the MOC. Our ability to use the U.S. dollar proceeds of the sale of our equity or debt to finance our business activities conducted through our PRC subsidiaries will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our PRC operating companies’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar, may affect our costs and operating margins. For example, we began consolidating the financial results of Actoz beginning in the third quarter of 2007.  We pay royalty fees to Actoz in U.S. dollars, and Actoz reports its financial results in Korean Won. When we determine our financial results for any period, Actoz’s financial results are converted into U.S. dollars. Therefore, any depreciation of the Korean Won against the U.S. dollars would have the effect of increasing our costs.  Since January 1, 2008 through March 31, 2009, the Korean Won has depreciated against the U.S. dollar by 46.5%.  In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in U.S. dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar.  Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a more than 21% appreciation of the Renminbi against the U.S. dollar as of September 9, 2008. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. On the other hand, as substantially all of our revenues are denominated in Renminbi, any potential future devaluation of the Renminbi against U.S. dollars could negatively impact our results of operations.  Moreover, we have material monetary assets and liabilities denominated in U.S. dollars, which mainly consists of our bank deposits and US$175.0 million in aggregate principal amount of our 2% convertible senior notes due 2011, or the convertible notes. The fluctuation of foreign exchange rate affects the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, an appreciation of the Renminbi against U.S. dollars results in a foreign exchange loss for monetary assets denominated in U.S. dollars, and a foreign exchange gain for monetary liabilities denominated in U.S. dollars. On the contrary, a devaluation of the Renminbi against U.S. dollars results in a foreign exchange gain for monetary assets denominated in U.S. dollars, and a foreign exchange loss for monetary liabilities denominated in U.S. dollars.  Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge all or part of our exposure or at all.  In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars. Conversely, an increase in the value of the Renminbi could increase our reported earnings in U.S. dollar terms without a fundamental change in our business or operating performance.

Since our revenues are primarily denominated in Renminbi, our valuation could be materially and adversely affected by the devaluation of the Renminbi if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

Inflation in China and measures to contain inflation could negatively affect our profitability and growth.

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

We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases, including avian influenza, or avian flu, SARS and H1N1 influenza, or H1N1 flu.

Our business could be adversely affected by natural disasters, avian flu, SARS, H1N1 flu, also known as swine flu, or other epidemics or outbreaks. On May 12, 2008, China experienced an earthquake with a reported magnitude of 8.0 on the Richter scale in Sichuan Province, resulting in the death of tens of thousands of people. As a result of the earthquake, we observed a three-day period of national mourning for the victims, during which period we suspended our online entertainment content, in accordance with a public notice issued by the PRC government. There have been recent reports of outbreaks of a highly pathogenic avian flu caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. Since April 2009, there have been reports on the occurrences of H1N1 flu in Mexico, the United States, China and certain other countries and regions around the world. An outbreak of avian flu or H1N1 flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 that affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries and regions, would also have similar adverse effects. These natural disasters, outbreaks of contagious diseases, and other adverse public health developments in China could severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future natural disasters or outbreak of avian flu, H1N1 flu, SARS or any other epidemic.

We may be subject to fines and legal sanctions if we or our Chinese employees fail to comply with recent PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

On March 28, 2007, the SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, or Notice 78. Under Notice 78, PRC individuals who participate in an employee stock option holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. We and our Chinese employees who have been granted restricted shares or stock options pursuant to our share incentive plan are subject to Notice 78 because we are an overseas listed company. However, in practice, there exist significant uncertainties with regard to the interpretation and implementation of Notice 78. We are committed to complying with the requirements of Notice 78.  However, we cannot provide any assurance that we or our Chinese employees will be able to complete, qualify under, or obtain any registration required by Notice 78. In particular, if we and/or our Chinese employees fail to comply with the provisions of Notice 78, we and/or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities, as a result of which our business operations and employee option plans could be materially and adversely affected.

Risks Relating to Our ADSs

One shareholder has significant control over the outcome of our shareholder votes.

As of December 31, 2008, Premium Lead Company Limited, or Premium Lead, whose beneficial owner is Tianqiao Chen, our chairman and chief executive officer, owned approximately 43.8% of our outstanding equity interests.   Accordingly, Premium Lead has and is expected to maintain significant control over the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

If Premium Lead, which holds approximately 43.8% of our ordinary shares as of December 31, 2008, or any other major shareholder chooses to dispose of a material portion of the ordinary shares that it holds, the prevailing market price for our securities may decline.

On September 19, 2007, Skyline Media Limited, or Skyline Media, sold 9,131,878 of our ordinary shares pursuant to Rule 144 under the Securities Act of 1933. On the day of this sale, the market price for our ordinary shares decreased by approximately 6.8%. If Premium Lead, to whom Skyline Media transferred 60,000,000 of our ordinary shares on December 27, 2007 and whose beneficial owner is Tianqiao Chen, our chairman and chief executive officer, or any other major shareholder, chooses to sell a material portion of the ordinary shares that it holds, or indicate its intention to do so, the prevailing market price for our securities may decline.

The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering in May 2004, the sale prices of our ADSs on the NASDAQ Global Select Market ranged from US$10.58 to US$63.66 per ADS and the last reported sale price on June 26, 2009 was US$60.63.

Our ADS price may fluctuate in response to a number of events and factors, including among other factors:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding intellectual property rights litigation;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of our products;

•	addition or departure of our executive officers and key research personnel; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

The price of our ADSs also could be affected by possible sales of our ordinary shares or ADSs by investors who view the convertible notes as a more attractive means of equity participation in our company and by hedging or arbitrage activity involving our ordinary shares and ADSs that we believe has developed as a result of the issuance of the convertible notes.

We may be unable to raise the funds to pay interest on the convertible notes or to purchase the convertible notes on the purchase dates or upon a fundamental change.

The convertible notes bear interest at an annual rate of 2.0%, payable semi-annually, and we in certain circumstances are obligated to pay additional interest. If a fundamental change occurs, holders of the convertible notes may require us to repurchase, for cash, all or a portion of their convertible notes. In addition, upon conversion of the convertible notes, we will pay the principal amount in cash. We used all of the net proceeds from the sale of the convertible notes, together with cash on hand, to repurchase US$175.0 million worth of our ADSs pursuant to an accelerated share repurchase program. We may not have sufficient funds for any required repurchase of the convertible notes or required payment of principal or interest, and we may have to obtain financing to make payments under the convertible notes. If we fail to pay interest or principal on the convertible notes or repurchase the convertible notes when required, we will be in default under the indenture governing the convertible notes.

The accounting treatment for convertible notes is subject to uncertainty.

The accounting for convertible debt securities, such as the convertible notes, is subject to frequent scrutiny by various accounting regulatory bodies and is subject to change. We cannot predict if or when any such change could be made and any such change could have an adverse impact on our reported or future financial results.

Any such impacts could adversely affect the trading price of our ADSs and in turn negatively impact the trading price of the convertible notes.

Conversion of the convertible notes may dilute the ownership interest of existing holders of our ordinary shares and ADSs.

Under certain circumstances, upon conversion of the convertible notes, we have the right to deliver our ordinary shares or ADSs representing such ordinary shares, in lieu of cash. If we decide to deliver ordinary shares or ADSs representing such ordinary shares, the ownership interests of existing holders of ADSs may be diluted. Any sales in the public market of our ADSs issuable upon such conversion could adversely affect prevailing market prices of our ADSs. In addition, the anticipated conversion of the notes into any ordinary shares or ADSs representing such ordinary shares could depress the price of our ADSs.

Provisions of the convertible notes could discourage an acquisition of us by a third party.

Certain provisions of the convertible notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a “fundamental change”, holders of the convertible notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. We may also be required to issue additional shares upon conversion or provide for conversion into the acquirer’s capital stock in the event of certain fundamental changes.

As a foreign private issuer with ADSs listed on the NASDAQ Global Select Market, we follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose ADSs are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain NASDAQ requirements. A foreign private issuer that elects to follow its home country practice must submit to the NASDAQ Stock Market LLC a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each NASDAQ requirement with which it does not comply followed by a description of its applicable home country practice.

As a company incorporated in the Cayman Islands with ADSs listed on the NASDAQ Global Select Market, we intend to follow our home country practice instead of NASDAQ requirements that mandate that:

•	our board of directors be comprised of a majority of independent directors;

•	our directors be selected or nominated by a majority of the independent directors or a nomination committee comprised solely of independent directors;

•	our board adopt a formal written charter or board resolution addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws; and

•	the compensation of our executive officers be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors.

As we are a Cayman Islands company, you may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited.

Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of our shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in the federal court of the United States.

In addition, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of our assets and a substantial portion of the assets of these persons are located outside the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a public company incorporated in a jurisdiction in the United States.

In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

You may have difficulties in enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state due to the lack of reciprocal treaty in the Cayman Islands or the PRC providing statutory recognition of judgments obtained in the United States. Furthermore, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons who reside outside the United States predicated upon the securities laws of the United States or any state.

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

We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.

Pursuant to the New EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See “— Risks Relating to Our Business—There are significant uncertainties under the New EIT Law relating to our PRC enterprise income tax liabilities”. If we are so treated by the PRC tax authorities, we would be obligated to withhold PRC income tax of up to 5.0% on payments of dividends on our shares and/or ADSs to investors that are non-resident enterprises of the PRC located in Hong Kong and 10.0% on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC located outside Hong Kong, if the dividends payable on our ordinary shares and/or ADSs are considered derived from sources within the PRC. In addition, any gain realized by any investors who are non-resident enterprises of the PRC from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within the PRC and be subject to a 10% PRC withholding tax. Such PRC withholding tax would reduce your investment return on our ordinary shares and/or ADSs and may also materially and adversely affect the price of our ordinary shares and/or ADSs.

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

Our business was founded in December 1999 when Tianqiao Chen and Danian Chen established Shanda Networking to develop and operate a Chinese language online virtual community. We identified at an early stage, online games as an attractive media content segment with high growth potential and strong user interaction, and commercially launched Mir II, our first MMORPG in November 2001. In November 2003, we incorporated Shanda Interactive Entertainment Limited in the Cayman Islands. We completed our initial public offering of American depositary receipts on the NASDAQ Global Market in May 2004.  As a result of our financial performance, among other factors, we are currently listed on the NASDAQ Global Select Market.

Today, we are one of China’s leading interactive entertainment media companies. We operate an integrated service platform on which users enjoy a broad array of online entertainment content, including MMORPGs, advanced casual games, light casual games, and online literature. This platform offers certain services to internet content providers, or ICPs, such as Shanda Games and Shanda Literature, as well as third-party independent content providers, as a turnkey solution to distribute their content to our large and diverse user base.

We have diversified the content we offer on our integrated service platform through in-house development, investments and numerous strategic acquisitions.  For example, we support the operation of Shanda Games which operated, as of March 31, 2009,  13 MMORPGs and nine advanced casual games. In addition,

•	In July 2004, we acquired Hangzhou Bianfeng Software Co. Ltd., or Hangzhou Bianfeng, which operates an online chess and board games platform;

•	In September 2004, we acquired Shanghai Xuanting Entertainment Information Technology Co., Ltd., which operates Qidian.com, an original online literature platform;

•	In May 2005, we completed our acquisition of Shanghai Haofang Online Information Technology Co. Ltd., or Haofang, which operates a leading e-sports game platform in China;

•	In November 2005, we acquired Wenzhou Chuangjia Technology Co., Ltd., or Gametea, which operates an online chess and board game platform in China;

•	In August 2007, we acquired 50% of the equity interest in Jinjiang Literature City, or Jinjiang, which operates Jjwxc.net, an original online literature platform; and

•	In April 2008, we acquired 60% of the equity interest in Hongxiu.com, or Hongxiu, which operates an original online literature platform of the same name.

In 2008, we commenced a reorganization to provide each of our businesses with a sharper focus on its respective business operations, strategies and competitive challenges. Specifically, we reorganized certain of our content businesses into Shanda Games, which develops, sources and manages intellectual property rights related to MMORPGs and advanced casual games; Shanda Literature, which operates our online literature platforms; and other online content businesses. In addition, we established Shanda Online, which owns and operates our integrated service platform.

In September 2008, we issued US$175 million in aggregate principal amount of 2.0% senior convertible notes due 2011 (the “Convertible Notes”) pursuant to Rule 144A under the Securities Act.  All of the proceeds from the issuance of the Convertible Notes were used to repurchase our ADSs pursuant to an accelerated share repurchase program which we completed in March 2009.  For more information on our accelerated share repurchase program, see Item 16E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and Item 3 “Risk Factors”.

On May 25, 2009, we announced our intention to submit a draft registration statement on a confidential basis to the U.S. Securities and Exchange Commission for a potential initial public offering of Shanda Games.

On June 8, 2009, we signed a definitive agreement with Hurray! Holding, Co., Ltd., (“Hurray!”, NASDAQ: HRAY), to purchase, by means of a tender offer, 51% of the outstanding shares of Hurray!.  Hurray! is a leader in artist development, music production and offline distribution in China and a leading distributor of music and music-related products such as ringtones, ring-back tones, and truetones, to mobile users in China through a wide range of wireless value-added services platforms over mobile networks and through the Internet. We launched the tender offer on June 16, 2009.

Our principal executive offices are located at 208 Juli Road, Pudong New Area, Shanghai 201203, China. Our telephone number is (86-21) 5050-4740. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.	BUSINESS OVERVIEW

We are one of China’s leading interactive entertainment media companies, offering a broad array of online entertainment content on  an integrated service platform to a large and diverse user base. Our  content includes:

•	MMORPGs and advanced casual games offered by Shanda Games, the leading online game company in China in terms of revenues and the size and diversity of its game portfolio;

•	Online literature offered by Shanda Literature, which operates three leading online literature platforms in China in terms of the number of daily page views;

•	A leading e-sports game platform in China offered by Haofang; and

•	Online chess and board games offered by Hangzhou Bianfeng and Gametea, two leading online chess and board game platforms in China.

Shanda Online

Shanda Online operates our integrated service platform which provides distribution, payment, customer service, and other e-commerce services for online entertainment content, including MMORPGs, advanced casual games, light casual games, and online literature. Shanda Online provides such services to our internally developed and operated content as well as third party ICPs.

The service modules of Shanda Online’s platform include a digital content delivery system, a promotion-payment community system and a customer relationship management system. Shanda Online is amongst the most experienced distribution, payment and customer service providers in China for online entertainment content with nearly ten years of operational experience. Shanda Online’s platform has also won multiple prestigious awards including “Best Call Center” in 2005, 2007, 2008 and 2009, “China’s Outstanding Customer Service Award”, “Top 10 Service Brands in China” and “Top 10 Most Influential Brands with High Customer Satisfaction”.

Shanda Online’s digital content delivery system facilitates the delivery of online entertainment content to home and Internet cafe users on a timely and efficient basis. The system is comprised of a nationwide network of servers and an Internet cafe delivery solution. Due to China’s large geographical area and limitations on bandwidth, Shanda Online has located servers throughout China and purchased a significant amount of connectivity bandwidth, to enhance the experience of our users who enjoy the online entertainment content available on the platform from their homes. In addition, Shanda Online has partnered with Chengdu Jisheng, one of our VIEs, to provide a delivery system for internet cafes, where many of Internet users access the online entertainment content. As of March 31, 2009, Shanda Online’s digital content delivery system covered approximately 60,000 Internet cafes in China.

Shanda Online’s promotion payment community system promotes the purchase of pre-paid cards, which can be  converted into virtual currency for consumption of the online entertainment content available on Shanda Online’s service platform. Shanda Online has developed an extensive multi-channel system for the sale of pre-paid cards. For example, as of March 31, 2009, our users were able to purchase pre-paid cards online with credit and/or debit card issued by 16 banks in China; offline through over 300,000 various points of sale across China; or by using their wireless or fixed phone lines. In 2008, online purchases of virtual pre-paid cards accounted for approximately 80.5% of our net revenues. In addition, Shanda Online has developed various programs which provide incentives to our existing community of users, to introduce new users to the service platform.

Shanda Online’s customer relationship management system provides industry leading customer services, as well as data-mining and analysis services. The customer relationship management system consists of a 24-hour call center and a walk-in customer service center, as well as a customer information management system which monitors on a real-time basis, and has accumulated over 16 terabytes of data relating to our users’ usage patterns and behaviors.  As of March 31, 2009, Shanda Online had in aggregate, approximately 1,000 full-time and contracted customer service representatives.

As of March 31, 2009, 13 third-party game developers and operators in China offered or had agreed to offer their games through Shanda Online’s service platform.  For example,

●
in January 2009, Kingsoft Corporation Limited (“Kingsoft”, SEHK: 3888), an online game operator based in China, agreed to use the service platform to support the operation in China of JX Online II, which is one of Kingsoft’s in-house developed games;

●
in February 2009, Shanghai Storm Information Technology, Co., Ltd., an online game operator based in China (“Shanghai Storm”), agreed to use the service platform to support the operation in China of Yuyan Online, which is one of Shanghai Storm’s in-house developed 2.5D MMORPGs;

●
in March 2009, LineKong Entertainment Technology Co., Ltd. (“LineKong”) agreed to use the service platform to support the operation in China of The Legend of Kung-Fu, which is one of LineKong’s in-house developed 2D turn-based MMORPGs; and

●
in March 2009, Shanghai Chenlu Information Technology Company Limited (“9wee.com”) agreed to use the service platform to support the operation in China of Hero and Three Kingdoms, which is one of 9wee.com’s in-house developed games.

We believe that these additional online entertainment offerings will help attract additional users to Shanda Online’s service platform. In addition, 45 third-party ICPs have agreed to use Shanda Online’s distribution channels.

Shanda Games

Shanda Games, our wholly owned subsidiary, is China’s leading company in terms of revenues generated from MMORPGs and advanced casual games and the size and diversity of its game portfolio. Through its extensive experience in the online game industry in China, Shanda Games has created a scalable approach to develop, source and manage intellectual property rights relating to MMORPGs and advanced casual games. Shanda Games uses multiple channels, including through in-house development, licensing, investment and acquisition, co-development and co-operation, to build a large and diversified game portfolio and pipeline of various genres. Shanda Games operates a nationwide, secure network to host hundreds of thousands of users playing simultaneously, and monitors and adjusts the game environment to optimize its game players’ experience.

As of March 31, 2009, Shanda Games operated 13 MMORPGs and nine advanced casual games.  Each MMORPG creates an evolving virtual world within which game players can play and interact with one another simultaneously over the Internet. Because MMORPGs require a significant amount of players’ time and commitment to develop the skills and character attributes required to progress to the next level, MMORPGs tend to develop high game player loyalty.

Advanced casual games are generally less time-consuming and require less focus and attention than MMORPGs but possess certain elements of MMORPGs such as a story line, elaborate graphics, availability of virtual items and frequent interaction among game players. Advanced casual games are an important component of Shanda Games’ overall growth strategy because such games generally attract a broader range of demographic groups, as well as more home users, than MMORPGs.

The following table sets forth certain information relating to the MMORPGs developed and/or operated by Shanda Games as of March 31, 2009:

Game	Genre	Visual Dimensions	Launch Date
Mir II	Martial arts adventure	2D	November 2001
Woool	Martial arts adventure	2D	October 2003
The Sign	Martial arts adventure	3D	May 2004
The Age	Martial arts adventure	2D	June 2004
Magical Land	Fantasy	2D	July 2005
R.O	Fantasy	2D	September 2005
Archlord	Fantasy	3D	July 2006
Latale	Side-scrolling combat	2D	April 2007
Fengyun Online	Martial arts adventure	3D	July 2007
World Hegemony	Strategy web game	2D	November 2007
Might & Hero	Strategy web game	2D	May 2008
Tales of Dragons	Fantasy	2D	July 2008
A Thousand Years III	Martial arts adventure	2D	November 2008

The following table sets forth certain information relating to the advanced casual games developed and/or operated by Shanda Games as of March 31, 2009:

Game	Genre	Visual Dimensions	Launch Date
BnB	Battle	2D	August 2003
GetAmped	Fighting	3D	May 2004
Maple Story	Side-scrolling combat	2D	August 2004
Shanda Richman	Strategy	3D	December 2005
Crazy Kart(1)	Racing	3D	March 2006
Kongfu Kids	Fighting	3D	June 2007
Tales Runner	Running	3D	July 2007
Push Push Online	Battle	2D	November 2007
Popland	Battle	2D	December 2007
Disney® Magic Board Online(2)	Racing	3D	July 2008
X-Up(1)	Sports	3D	September 2008

(1)	Shanda Games has granted Haofang an exclusive license to operate Crazy Kart and X-Up in Mainland China.
(2)	Disney® Magic Board Online is an in-house developed racing game which uses certain cartoon characters licensed from Disney.

Shanda Literature

We, through our wholly owned subsidiary Shanda Literature,  operate three of the top ten online literature platforms in China, in terms of daily average page views as of March 31, 2009, according to the ranking published on www.iwebchoice.com, which is owned by iResearch. These online literature platforms include:

•	Qidian.com, which is the largest online original literature platform in China with approximately 29 million registered accounts as of March 31, 2009;

•	Hongxiu.com, which operates a romance literature platform with approximately two million registered accounts as of March 31, 2009; and

•	Jjwxc.net, which operates a romance literature platform with approximately three million registered accounts as of March 31, 2009.

As of March 31, 2009, Shanda Literature’s three platforms, in aggregate, average over 325 million page views each day, with 38 million characters uploaded daily.  The total aggregate number of characters published has reached over 34 billion.

Most of the literary works that Shanda Literature publishes is written by online authors, some of whom, depending on the user receptiveness to and the popularity of a particular literary work, have the opportunity to enter into a revenue-sharing agreement with Shanda Literature.  Shanda Literature has also engaged a number of famous Chinese authors to write  literary works for publication by Shanda Literature and has established partnerships with traditional offline book publishers to publish on its online platforms, certain books which were previously offered only in hard copies.

Shanda Literature, which is one of the few companies in China with the necessary government approval to publish literature through the Internet or through a wireless network, generates its revenues by monetizing the copyrights relating to the literary works it publishes.  Shanda Literature allows its users to access limited portions of most of the literary works for free and charges users a subscription fee to access premium content.  In addition, Shanda Literature’s literary works provide synergistic opportunities for other businesses to develop other entertainment offerings. For example, Shanda Literature has licensed certain intellectual property rights related to Xing Chen Bian and Gui Chui Deng to Shanda Games to develop MMORPGs and certain intellectual property rights related to some of its literary works to television producers, movie studios, and traditional offline book publishers.

Shanda Literature’s platforms have received numerous awards.  For example, Qidian received the “2008 Forbes New Media Award” by Forbes China magazine, “2008 Fast Growing New Business Ventures” by New Weekly magazine, “2008 Annual Literature Award” which is issued by GAPP, and “Top 10 China Internet Brand” which is issued by Google China.

Online Chess and Board Games

We offer online chess and board games, which are considered light casual games, mainly through Hangzhou Bianfeng and Gametea, which we acquired in 2004 and 2005, respectively. Online chess and board games include card games, traditional board games, mahjong and simple arcade games.  Because the rules of these games may differ from one region to another, the players of online chess and board games generally form a tight online community.  We believe that the online chess and board game platforms expand the breadth of our content offerings and broaden our user base.

E-Sports Games Platform

Haofang, which we acquired in May 2005, primarily operates an e-sports games platform,  through which a user can connect his or her computer with other users’ computers through the Internet to form a virtual private network, or VPN, to play a personal computer game. Without a VPN service, users of personal computer games would generally be limited to playing with other users that are either at the same personal computer or connected through a local area network. We believe that the Haofang’ e-sports platform expands the breadth of our content offerings and broadens our user base.

Competition

Shanda Online adopts an open and content-neutral strategy offering various services to ICPs and it competes with different competitors in each of its service areas.

Shanda Games competes primarily with other online game developers and operators in China, including Changyou.com Limited, Giant Interactive Group, Inc., Kingsoft Corporation Limited, NetDragon Websoft Inc., NetEase.com, Nineyou International Limited, Perfect World Co., Ltd., Tencent Holdings Limited and The9 Limited. Shanda Games also competes with other private companies in China devoted to game development or operation, many of which are backed by venture capital funds and international competitors. Competition may also come from international game developers and operators. Shanda Games competes primarily on the basis of the quality or features of its MMORPGs and advanced casual games, its operational infrastructure and expertise, the strength of its product management approach, and the services it offers that enhance our game players’ experience.

We believe that domestic game developers and operators, including Shanda Games, are likely to have a competitive advantage over international competitors entering the China market, as these companies are likely to lack operational infrastructure in China and content localization experience for the market. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international competitors establish joint ventures, form alliances with or acquire domestic game developers and operators. In addition, Shanda Games also competes for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment.

Shanda Literature competes primarily with other online literature portals as well as certain traditional publishers who have developed online literature businesses.  Haofang and our online chess and board game platforms compete primarily with other e-sports game and light casual game platforms such as ourgame.com and Tencent’s online chess and board platform.

Intellectual Property and Proprietary Rights

We rely on copyright, trademark, patent, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, suppliers, business partners and others to protect our intellectual property rights. Our employees are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. Despite these precautions, third parties may obtain and use intellectual property that we own or license without our consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

As of March 31, 2009, we owned 109 software copyrights, each of which has been registered with the State Copyright Bureau of the PRC.

As of March 31, 2009, we owned 102 trademarks, each in various classes, each of which has been registered with the China Trademark Office, and had 205 trademark applications each in various classes, pending with the China Trademark Office. We have also filed applications to register certain trademarks in a number of other jurisdictions, including Germany, Hong Kong, South Korea, the United States, India, Japan, Canada, Singapore, Vietnam and New Zealand.

As of March 31, 2009, we held 25 patents granted by the State Intellectual Property Office of the PRC and had 87 patent applications pending with the State Intellectual Property Office. In addition, we held 5 patents that have been granted by select jurisdictions outside of China, including the US, Canada, Japan, European Union, South Korea and Singapore.

Regulatory Matters

The online media industry in China operates under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and the various ministries and agencies under its leadership. These ministries and agencies mainly include:

•	the Ministry of Industry and Information Technology, or the MIIT;

•	the Ministry of Culture, or the MOC;

•	the General Administration of Press and Publication, or the GAPP;

•	the State Copyright Bureau;

•	the State Administration of Industry and Commerce, or the SAIC;

•	the State Administration of Radio, Film and Television;

•	the Ministry of Commerce;

•	the State Council Information Office;

•	the Ministry of Public Security; and

•	the Bureau of State Secrecy.

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

Foreign Ownership Restrictions

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes operating online games, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for Internet Culture Business License from the MOC and Internet Publishing License from the GAPP for operating online games in China. In order to comply with foreign ownership restrictions, we operate our business in China through our variable interest entities, namely the Shulong entities with respect to Shanda Games and the Shanda Networking entities with respect to Shanda Online.  The equity interests in Shanghai Shulong and Shanda Networking are owned by PRC citizens. Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong and Shanda Computer, Shanda Networking and the shareholders of Shanda Networking entered into VIE agreements to provide Shengqu and Shanda Computer with effective control of Shanghai Shulong and Shanda Networking, respectively.  Under PRC law, Shanda Games cannot hold the licenses and approvals necessary to operate its MMORPGs and advanced casual games because those licenses and approvals can only be held by domestic PRC persons and Shanda Games is not considered to be a domestic PRC person for this purpose. We believe that (i) the ownership structures of our company, our wholly foreign-owned operating entities, and our PRC operating companies are in compliance with existing PRC laws and regulations; (ii) our contractual arrangements with Shanghai Shulong and Shanda Networking and each of its shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of our company, our PRC subsidiaries and our PRC operating companies, as described in this annual report, are in compliance with existing PRC laws and regulations in all material aspects, except for the failure to own certain domain names and trademarks as mentioned in “Risk Factors – Risks Relating to Regulation of the Internet and to Our Structure – If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online game industry, we could be subject to severe penalties.” as well as the failure to obtain an Internet publishing license and online bulletin board service approval as disclosed in “— The laws and regulations governing the online game industry and related businesses in China are developing and subject to future changes. If we or any of our PRC operating companies fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected”. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to our view. If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online game industry, we could be subject to severe penalties.

Licenses

There are a number of aspects of our business which require us to obtain licenses from a variety of PRC regulatory authorities.

As ICPs, our PRC operating companies are required to either hold an ICP license or be sublicensed by qualified ICP license holders. Moreover, ICP operators providing ICP services in multiple provinces, autonomous regions and centrally administered municipalities may be required to obtain an inter-regional ICP license. Shanda Networking and Shanghai Shulong have already obtained inter-regional ICP licenses, which both cover short message services, or SMS services.

Shanda Networking’s license also covers online bulletin board service. Nanjing Shulong and Shulong Computer currently conduct ICP businesses by having sublicensing arrangements with Shanghai Shulong and Nanjing Shanda currently conduct ICP businesses by having sublicensing arrangements with Shanda Networking.

Each ICP license holder that engages in the supply and servicing of Internet cultural products, which include online games, must obtain an additional Internet Culture Business License from the MOC and an Internet Publishing License from the GAPP.  Shanghai Shulong currently does not have an Internet Publishing License, and publishes its online games through cooperation with Shanda Networking, which holds such license. Shanghai Shulong is currently in the process of applying for the Internet Publishing License.  In addition, the MOC requires Shanda Games to submit for its review and approval any online games Shanda Games would like to import. If Shanda Games imports games without that approval, the MOC may impose penalties on Shanda Games, including revoking Shanda Games’ Internet Culture Business License required for the operation of online games in China.

An ICP, who offers video and audio content, such as music and movies, is required to obtain a license from the SARFT. Shanda Networking currently holds such a license.

The Ministry of Public Security imposes a license requirement for any company that intends to engage in the development and sales of computer and information system safety guard products. Shanda Networking holds a computer and information system safety guard products sales license issued by the Ministry of Public Security.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MIIT, the MOC and the GAPP. These measures specifically prohibit Internet activities, which includes the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In addition, the PRC government has promulgated regulations that require online game operators to implement anti-addiction measures for users under eighteen years of age. The regulations provide that the anti-addiction system must be formally implemented beginning on July 16, 2007. See Item 3.D. “Risk Factors—Risks Relating to Our Business—Negative publicity in China regarding online games could lead to additional government regulations that may have a material and adverse impact on our business, financial condition and results of operation.”

Regulation of Information Security

Internet content in China is also regulated and restricted from a state security standpoint. The Standing Committee of the National People’s Congress, China’s national legislative body, issued a decision in December 2000, according to which any effort to conduct the following actions in China may be subject to criminal punishment in China: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

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

Import Regulation

Shanda Games’ ability to license MMORPGs or advanced casual games from abroad and import them into China is regulated in several ways. Shanda Games is required to register with the MOC any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, Shanda Games cannot remit licensing fees out of China to any foreign game licensor. Furthermore, the State Copyright Bureau requires Shanda Games to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, Shanda Games is not allowed to publish or reproduce the imported game software in China. In addition, imported online game software is also required to pass a content examination by the MOC. Any imported online game software, which has not been examined and approved by the MOC, is not allowed to be put into operation in China.

Publishing Regulation

Our publishing activities include both online publishing and offline publishing. In order to engage in the online publishing business, Shanda Networking has obtained the license for production of online games from the GAPP. Qidian also  hold the required government approval to engage in online literature publishing. As Shanda Literature does not hold the license for offline literature publishing, Shanda Literature cooperates with companies that hold such license to conduct such business.

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

Internet Cafe Regulation

Internet cafes are required to obtain a license from the MOC and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafes, many Internet cafes distribute our virtual pre-paid cards. The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafes, which are currently the primary venue for our users to play online games. In February 2004, the SAIC and other related government agencies issued a notice to suspend issuance of new Internet cafe licenses for a six month period. In January 2007, 14 PRC government departments jointly issued a circular in connection with the strengthening of Internet cafe and online game administration. According to the circular, local authorities are banned from issuing new Internet cafe licenses for the remainder of 2007. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our customer base.

Privacy Protection

PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the ICP may be liable for damages caused to its users.

C.	ORGANIZATIONAL STRUCTURE

We are a Cayman Islands exempted company and we conduct our operations in China primarily through our PRC subsidiaries, which are our indirect wholly owned subsidiaries.

In order to comply with foreign ownership restrictions under PRC law, Shanda Games operates its business in China through Shanghai Shulong, which is wholly owned by Dongxu Wang and Yingfeng Zhang, two PRC citizens, and its wholly-owned subsidiaries, Shulong Computer, Nanjing Shulong and Chengdu Aurora. Shanda Online operates its business in China through Shanda Networking, which is wholly-owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our chief operating officer, both of whom are PRC citizens, and through Nanjing Shanda, which is a subsidiary of Shanda Networking. Our PRC operating companies hold the licenses and approvals that are required to operate our businesses.

In connection with the Reorganization, Shengqu has entered into VIE agreements with Shanghai Shulong and its shareholders, including contracts relating to share purchase option, share pledge, exclusive consulting and services, share entrustment, business operation and other shareholder rights and corporate governance matters. In addition, Shanda

Computer has entered into VIE agreements with Shanda Networking and its shareholders. As a result of these VIE agreements, we are considered the primary beneficiary of the Shulong entities and the Shanda Networking entities, and accordingly we consolidate the results of operations of our PRC operating companies in our financial statements. However, none of us, Shengqu or Shanda Computer owns the equity of our PRC operating companies, and, although we consolidate the results of our PRC operating companies in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations through our contractual arrangements with Shanda Networking and Shanghai Shulong, we do not have direct access to the cash and cash equivalents or future earnings of our PRC operating companies.  These VIE agreements may only be amended with the approval of our audit committee or another independent body of our board of directors.

The following diagram illustrates our significant direct and indirect subsidiaries and VIEs as of March 31, 2009.

(1) Shanda Interactive Entertainment Limited holds a beneficial ownership interest in a number of subsidiaries, investee companies and variable interest entities, a list of which is set forth below.

Subsidiaries

The following table sets forth the direct and indirect subsidiaries and investee companies of Shanda Interactive Entertainment Limited as of March 31, 2009.

	Shanda Interactive Entertainment’s Beneficial Ownership Percentage (1)	Jurisdiction of Incorporation	Business
Grandpro Technology Limited	76.86%	BVI	Investment holding company for equity interests in Grandpro Technology (Shanghai) Co., Ltd.
Grandpro Technology (Shanghai) Co., Ltd.	100%	PRC	E-sports game platform operator
Shanghai Haofang Online Information Technology Co., Ltd.	100%	PRC	E-sports game platform operator
Wenzhou Chuangjia Technology Co., Ltd.,	100%		Developer of chess and board games and operator of a casual game platform
Nanjing Shanda Networking Co., Ltd.	100%	PRC	Operation of online games
Hangzhou Bianfeng Networking Co., Ltd.	100%	PRC	Operator of online chess and board game community
Wenzhou Chuangjia Technology Co., Ltd.	100%	PRC	Operator of online chess and board game community
Chengdu Jisheng Technology Co., Ltd.	97.62%	PRC	Development and distribution of management software for Internet cafes
Shanghai Xuanting Entertainment Information Technology Co., Ltd.	100%	PRC	Operator of Qidian.com
Shanghai Shengyue Advertisement Co., Ltd.	100%	PRC	Provider of online advertising services
Beijing Jinjiang Original Network Technology Co., Ltd.	50%	PRC	Operator of Jjwxc.net
Beijing Grace Net Information Technology Co., Ltd.	60%	PRC	Operator of Hongxiu.com

(1)	For purposes of reporting beneficial ownership, we include interests held by controlled subsidiaries and nominee shareholders.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our principal executive offices are located at No. 208 Juli Road, Pudong New Area, Shanghai 201203, P.R.C. We own an aggregate of 25,712.87 square meters of office place in Shanghai and 50,723.80 square meters of land in Shanghai which we plan to use for office space.

As of March 31, 2009, we occupied an aggregate of approximately 22,086 square meters of leased office space in a number of locations in China, Korea, and Singapore. We believe that our existing facilities are adequate for our current requirements.

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

Overview

We are one of China’s leading interactive entertainment media companies, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Our content includes:

•	MMORPGs and advanced casual games offered by Shanda Games, the leading online game company in China in terms of revenues and the size and diversity of its game portfolio;
•	Online literature offered by Shanda Literature, which operates three leading online literature platforms in China in terms of the number of daily page views;
•	A leading e-sports game platform in China offered by Haofang; and
•	Online chess and board games offered by Hangzhou Bianfeng and Gametea, two leading online chess and board game platforms in China.

Factors Affecting Results of Operations

Significant factors affecting our financial condition and results of operations include:

•	our ability to successfully transition from a pure online game company to an interactive entertainment media platform, content and service provider;

•	the continued improvement of existing services and introduction of additional services that Shanda Online offers on its integrated service platform;

•	the willingness of content providers to offer their content through Shanda Online’s integrated service platform;

•	the receptiveness of content providers to the services offered by Shanda Online’s integrated service platform;

•	our user’s continued stickiness and willingness to consume the broad array of entertainment content offered on Shanda Online’s integrated service platform;

•	the discounts offered for sales of our pre-paid cards;

•	the willingness of users to purchase in-game virtual items or value-added services in our online game related content;

•	our ability to offer various virtual items or value-added services that our users prefer;

•	the arrival of additional competition into the markets of each of our businesses ;

•
our ability to successfully grow through the identification and acquisition of complementary businesses on terms acceptable to us and our ability to successfully integrate acquired companies and realize synergies envisioned at the time of acquisition;

•	the cost of researching, developing and marketing new products and content;

•	the future availability of preferential tax treatments and government financial incentives in China;

•	the effect of PRC regulations on the conduct of our operations;

•	the growth of Internet and personal computer use and the popularity of these media as a source of entertainment; and

●	natural disasters, such as earthquakes, health epidemics and other outbreaks of contatgious diseases, including avian ful, SARS and H1N1 influenza.

A.	OPERATING RESULTS

In 2008, we commenced a reorganization to provide each of our businesses with a sharper focus on its respective business operations, strategies and competitive challenges (“the Reorganization”).   For example, on June 27, 2008, our board of directors approved a master separation agreement, effective as of July 1, 2008 pursuant to which we transferred substantially all of our assets and liabilities related to the MMORPG and advanced casual game business to a newly-established legal entity, Shanda Games Limited or Shanda Games, and Shengqu transferred substantially all of its assets and liabilities unrelated to the MMORPG and advanced casual game business to Shanda Computer and our other entities (the “Separation”).  Following the Separation, Shanda Games, develops, sources and manages intellectual property rights related to MMORPGs and advanced casual games.  In addition, we have established Shanda Literature, which operates our online literature platforms; Shanda Online, which owns and operates our integrated service platform, and other online content businesses.

Structure of Our Business Prior to the Separation

Prior to the Separation, in order to comply with certain foreign ownership restrictions of companies that provide Internet content services, we operated the MMORPG and advanced casual game business in China primarily through Shanda Networking, a company wholly-owned by Tianqiao Chen, our chairman and chief executive officer, and Danian Chen, our director and chief operating officer, both of whom are PRC citizens, and through Nanjing Shanda  and Hangzhou Bianfeng.  The Shanda Networking entities hold the licenses and approvals required to operate the MMORPG and advanced casual game business. At the same time, we also operated our integrated service platform through Shanda Networking, and  our other businesses through  other variable interest entities.

In addition, Shengqu which is our wholly owned subsidiary entered into VIE agreements with Shanda Networking  and its shareholders, pursuant to which Shengqu agreed to provide certain services, software licenses and equipment relating to MMORPG and advanced casual game business to the Shanda Networking in exchange for a fee. As a result of these VIE arrangements, we were considered the primary beneficiary of the Shanda Networking entities and consolidated the results of operations of the Shanda Networking entities in our financial statements. In addition, Shanda Computer entered into a series of contractual agreements with Shanda Networking pursuant to which Shanda Computer provided certain services and software licenses relating to the service platform to the Shanda Networking entities in exchange for a fee.

Description of the Separation and Related Key Agreements

Effective as of July 1, 2008, we agreed to transfer all our assets and liabilities related to MMORPGs and advanced casual games to Shanda Games.

Following the Separation, we have the following reporting segments and corporate structure:

•   Shanda Games which develops, sources and manages intellectual property rights relating to MMORPGs and advanced casual games; and

•   Shanda Online which operates our integrated service platform that provides distribution, payment, customer service, and other e-commerce services for online entertainment content.

In order to comply with PRC laws restricting foreign ownership in the online game business in China, Shanda Games operates its business in China through the Shulong entities. Shanghai Shulong currently holds an ICP license and an Internet culture operation license which are required to operate its  business. Shanda Games publishes its MMORPGs and advanced casual games under an Internet publishing license held by Shanda Networking. Shengqu owns the substantial majority of Shanda Games’ physical assets.  Shanda Online operates its business through the Shanda Networking entities.  Shanda Networking currently holds an ICP license and an Internet culture operation license that are required to operate its platform business.  As a result of the VIE agreements between Shengqu and both Shanghai Shulong and its shareholders, Shengqu is considered the primary beneficiary of the Shulong entities and Shanda Games consolidates the results of operations of the Shulong entities.  At the same time, Shanda Computer has entered into a similar series of VIE agreements with both Shanda Networking and its shareholders and therefore, Shanda Computer is considered the primary beneficiary of the Shanda Networking entities.

In connection with the Separation, Shanda Games and Shanda Online entered into several operational agreements.  Specifically, Shengfutong, which is a subsidiary of Shanda Networking, and the Shulong entities entered into a sales agency agreement pursuant to which Shengfutong has agreed, for a period of five years commencing on July 1, 2008, to be the exclusive sales agent of the Shulong entities for the distribution of pre-paid cards which can be used to access and play Shanda Games’ MMORPGs and advanced casual games on Shanda Online’s integrated service platform.  Shanda Games has agreed to pay Shengfutong an amount equal to the difference between (x) the amount Shengfutong receives from distributors or users from the sale of the pre-paid cards and (y) a fixed percentage of the face value of a pre-paid card as agreed upon between Shengfutong and Shanda Games.  In addition, Shanda Networking and Nanjing Shanda, on the one hand, and the Shulong entities, on the other hand, entered into a cooperation agreement which provides that Shanghai Shanda and Nanjing Shanda shall provide certain online e-commerce platform services to Shanda Games for a period of five years commencing on July 1, 2008. The services Shanda Networking and Nanjing Shanda have agreed to provide Shanda Games include, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, pre-paid card marketing and distribution and data support services.  Shanda Games will pay Shanda Networking a fee which is equal to a fixed percentage of the portion of the face value of the pre-paid cards that are used in Shanda Games’ MMORPGs and advanced casual games.

In addition, we transferred all of our equity interest in Actoz which represented 53.8% of the outstanding shares of Actoz to Shanda Games, in the second quarter of 2009.

Selected Financial Information Regarding Business Segments

The segment information provided below has been prepared as if each reporting segment’s current corporate structure which separates our business into (i) the development, sourcing and management of intellectual property rights relating to MMORPGs and advanced casual games and (ii) the operation of our service platform that provides distribution, payment, customer services and other e-commerce sevice for online entertainment content, had been in existence throughout the periods presented and as if the Reorganization had occurred as of the earliest period presented. Accordingly, for the period from January 1, 2007 to June 30, 2008, the information was prepared by combining the revenues and cost of revenues that were directly applicable to each reporting segment, and for the period from July 1, 2008 to December 31, 2008, the information set forth below consists of the revenue and gross profit of each segment, including with respect to Shanda Games as a standalone entity subsequently to the Separation.  However, this information is not practicable to present for 2006 and as such it is not included in the presentation. Summarized below are the unaudited  net revenues, costs of revenues and gross profits with respect to each reporting segment.

	Year Ended December 31, 2008
	(in millions of RMB)
	Shanda Games	Shanda Online		Others	Elimination	Total

Net revenues	3,376.8	784.1	(1)	268.2	(860.0)	3,569.1
Costs of revenues	(1,489.4)	(126.0)		(171.9)	766.8	(1,020.5)
Gross profit	1,887.4	658.1		96.3	(93.2)	2,548.6

	Year Ended December 31, 2007
					(in million)
	Shanda Games		Shanda Online		Others	Elimination	Total

Net revenues	2,322.8	(2)	593.9	(3)	155.1	(604.5)	2,467.3
Costs of revenues	(1,261.1)		(79.8)		(97.3)	631.1	(807.1)
Gross profit	1,061.7		514.1		57.8	26.6	1,660.2

(1)
Represents fees for certain technical services provided by Shanda Online primarily to Shanda Games as calculated pursuant to contractual agreements entered into both prior to and in connection with the Separation.  Therefore, net revenues were calculated using a combination of both methods of calculating these fees, and net revenues for the years ended December 31, 2007 and 2008 may not be comparable.

(2)
For the period from January 1, 2007 through June 30, 2007, Shanda Games, accounted for the investment in Actoz using the equity method of accounting.  Beginning in the third quarter of 2007, Shanda Games began consolidating the financial results of Actoz.

(3)
For the year ended December 31, 2007, net revenues represented fees for certain technical services provided by Shanda Online primarily to Shanda Games pursuant to contractual agreements entered into prior to the Separation.

Net Revenues

Shanda Games

Shanda Games’ revenues primarily consist of revenues generated from the sale of in-game virtual items and game usage time for its MMORPGs and advanced casual games.

Shanda Games’ revenues are net of PRC business tax, which varies between 3% to 5%, and net of a sales discount.

For 2007 and the six months ended June 30, 2008, the sales discount represented the difference between the face value of the pre-paid card and the price at which we sold the pre-paid card to distributors or to end-users via direct online payment. For the six months ended December 31, 2008, the sales discount represents the difference between the face value of the pre-paid cards and the price at which Shengfutong sells the pre-paid cards to third-party distributors and retailers or directly to game players.

Shanda Online

Shanda Online’s revenues primarily consist of revenues from certain services provided to ICPs through its integrated service platform and end-to-end service solution package. Shanda Online charges a fee for its online value-added services. The fee can be structured as a fixed portion of the revenue calculated based on the face value of pre-paid card consumed for the content of the content provider depending on the scope of services required by the content provider.

Prior to the Separation, the service fees were incurred based on certain contractual arrangements entered into prior to the Separation between both Shanda Computer and Shengqu and the Shanda Networking entities (“Prior Contractual Arrangement”). After the Separation, Shanda Online charges its content providers a service fee which is a fixed percentage of the portion of the face value of the pre-paid cards that are used on the content provider’s content (“Fixed Portion Arrangement”). Therefore, Shanda Online’s net revenues in 2007 was calculated in accordance with the Prior Contractual Arrangement while Shanda Online’s net revenues in 2008 were prepared based on the combination of terms and conditions of the Prior Contractual Arrangement and Fixed Portion Arrangement.

Shanda Online’s revenues are net of PRC business taxes and related surcharges for revenues derived online, which vary from 3% to 5%.

Others

In addition, we also generate revenues from:

•	Operation and management of online literature content by charging subscription fee to our users for premium literature content;

•	Advertising, sponsorship, or a combination of both of which the revenue is recognized ratably over the displayed period of the advertisement and when the collectability is reasonably assured;

•	The provision of management software to internet cafes via charging, on a monthly basis, a fixed rate per each 100 computers that install our management software; and

•	Operation of light casual games via users’ virtual item consumption.

Revenues in Others are also net of the PRC business tax that related PRC operating companies pay on their gross revenues at a rate, which ranges from 3% to 5%.

Costs of Revenues

Shanda Games

Shanda Games’ cost of revenues primarily consists of server and equipment utilization costs, upfront and ongoing licensing fees for MMORPGs and advanced casual games, salary and benefits and other miscellaneous expenses. Server and equipment utilization costs consist of server leasing expense, depreciation of purchased servers and equipment, server and equipment maintenance fees, software rental fees and fees paid to Shanda Online for various support services including online billing and payment, user authentication, customer service, anti-fatigue compliance and data support service.  For 2007, the fee paid to Shanda Online was calculated in accordance with the terms and conditions of the Prior Contractual Arrangement and for 2008, based on the combination of both Prior Contractual Arrangement and the Fixed Portion Arrangement.

The cost of licensing games from third-party licensors consists of upfront licensing fees, which are generally paid in several installments, and ongoing royalties, the majority of which is equal to a percentage of the revenues we generate from the relevant licensed game and in some circumstances includes a minimum guarantee. Upfront licensing fees are amortized on a straight-line basis over the shorter of the licensed period and the useful economic life of the relevant MMORPGs or advanced casual games.

Salary and benefits expense includes employee salary  and welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits.

Shanda Online

Shanda Online’s cost of revenues mainly consists of server and equipment utilization costs, salary and benefits, cost of our customer loyalty program and other miscellaneous expenses.

Server and equipment utilization costs consist of server leasing expense, depreciation of purchased servers and equipment, server and equipment maintenance fees, and software rental fees.  Salary and benefits expense includes employee wages and welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits.

Others

Costs associated with our other businesses include cost and expenses associated with literary works published on our online literature platform, technical service charges and inventory provisions.

Revenues

In 2008, we had net revenues of RMB3,569.1 million (US$523.1 million).  The following table sets forth a breakdown of our net revenues into online game related revenues and other revenues for the periods indicated:

	For the Year Ended December 31,
	2006		2007		2008
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues
	(in millions, except percentages)
Net revenues:
Online Game Related Revenues MMORPGs related revenues	1,240.1	75.0%	2,040.9	82.7%	2,982.3	83.6%
Casual game(1) related revenues	302.8	18.3%	329.7	13.4%	441.0	12.3%

	For the Year Ended December 31,
	2006		2007		2008
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues
	(in millions, except percentages)
Other revenues	111.6	6.7%	96.7	3.9%	145.8	4.1%
Total net revenues	1,654.5	100.0%	2,467.3	100.0%	3,569.1	100.0%

Note (1): Includes advanced casual games, e-sports game platform and online chess and board platforms.

Our online game related revenues include both  light casual games revenues derived from online game related content offered on Shanda Online’s platform and services related thereto. The online game related content includes MMORPGs, advanced casual games, light casual games, including e-sports games and online chess and board games.  Our online game related revenues are net of sales discount. The sales discount represents the difference between the face value of the pre-paid card and the price at which we sell the pre-paid card to our distributors or to our end-users via direct online payment. Users can use points on these pre-paid cards to play or purchase virtual items in our online games to enhance their game experience. In addition, users can use these points to pay for their VIP membership fees on our e-sports game platform.

Our other revenues primarily consist of net revenues derived from other non-game related content such as  our  online literature platforms, provision of management software to Internet cafes, sale of E-Key products, and online advertisement.

Our revenues are also net of the PRC business tax that our PRC subsidiaries pay on their gross revenues at a rate, which ranges from 3% to 5%.

We expect our revenues to continue its sequential growth in 2009 as we continue to encourage our users’ consumption of the online entertainment content offered on our platform while we continue to broaden our user base through expansions and diversification of our online entertainment content and extend our platform services to more content providers.

Cost of Revenues

The aggregate of our cost of revenues was RMB1,020.5 million (US$149.6 million) in 2008.  The following table sets forth a breakdown of our cost of revenues, by amount and percentage of our net revenues, for the periods indicated:

	For the Year Ended December 31,
	2006		2007		2008
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues
	(in millions, except percentages)
Net revenues	1,654.5	100.0%	2,467.3	100.0%	3,569.1	100.0%
Cost of revenues:
Server and equipment utilization costs	172.7	10.4%	167.0	6.8%	187.9	5.3%
Upfront and ongoing licensing fees	315.3	19.1%	420.8	17.1%	534.5	15.0%
Salary and benefits	53.1	3.2%	65.9	2.7%	92.1	2.6%
Others	148.7	9.0%	153.4	6.1%	206.0	5.7%
Total cost of revenues	689.8	41.7%	807.1	32.7%	1,020.5	28.6%
Gross profit/margin	964.7	58.3%	1,660.2	67.3%	2,548.6	71.4%

Server and equipment utilization costs consist of server leasing expense, depreciation of purchased servers and equipment, server and equipment maintenance fees, software rental fees. Server and equipment utilization costs constituted approximately 10.4%, 6.8% and 5.3% of our net revenues in 2006, 2007, and 2008, respectively. The decrease of server and equipment utilization costs as a percentage of our net revenues from 2006 to 2008 is primarily due to increased utilization rate of our servers and decreased server procurement costs as a result of economies of scale. We expect our server and equipment utilization costs to increase in 2009 as we lease and purchase additional servers to support the broadened user base, expanded entertainment content offerings and our integrated service platform enhancement.

Upfront and ongoing licensing fees.  The cost of licensing games from third-party licensors consists of upfront licensing fees, which are generally paid in several installments, and ongoing royalties, the majority of which is equal to a percentage of the revenues we generate from the relevant licensed game and in some circumstances includes a minimum guarantee. Upfront licensing fees are amortized on a straight-line basis over the shorter of the licensed period and the useful economic life of the relevant online game. Upfront licensing fees and ongoing licensing fees for games constituted approximately 19.1%, 17.1% and 15.0% of our net revenues in 2006, 2007 and 2008, respectively. The decrease of ongoing licensing fees as a percentage of our net revenues from 2006 to 2008 is primarily due to the consolidation beginning from the third quarter of 2007 of the financial results of Actoz, which licenses several games to us, including Mir II, which is our most popular game in terms of revenues in 2008. In 2009, we expect that upfront and ongoing licensing fees will increase as a result of continued growth of revenues contributed from existing licensed games, and as we license new games.

Salary and benefits. Salary and benefits expense includes employee wages and welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits. Salary and benefits expense included in our cost of revenue primarily relates to employees involved in the operation of our content offerings including online game and online literature or our integrated service platform, including network maintenance, billing systems and customer service center. At end of 2007, we adopted an additional performance-based compensation structure. Prior to this change, we typically perform a merit-based increase in salaries in the second quarter of every year. We expect the salary and benefit expenses to increase in 2009 as we increase the number of our staff to support and operate the expanded entertainment content offered on our platform and the broadened user base.

Others. Other costs include costs and expenses associated with the literary works published on our online literature platforms, cost of customer loyalty program, impairment of intangible assets, manufacturing costs of E-key products and pre-paid cards, rental of leased software, technical service charges and other miscellaneous costs. During the year ended December 31, 2007 we recognized an impairment of intangible assets in the amount of RMB20.1 million, primarily relating to upfront and minimum royalty licensing fees of one of Shanda Games’ games.

Gross profit/margin. Gross profit as a percentage of our net revenues was 58.3%, 67.3% and 71.4% in 2006, 2007 and 2008, respectively.

Operating Expenses

Our operating expenses were RMB587.0 million, RMB658.2 million and RMB1,106.3 million (US$162.2 million) in 2006, 2007 and 2008, respectively. The following table sets forth a breakdown of our operating expenses by amount and percentage of our net revenues, for the periods indicated:

	For the Year Ended December 31,
	2006		2007		2008
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues
	(in millions, except percentages)
Net revenues	1,654.5	100.0%	2,467.3	100.0%	3,569.1	100.0%
Operating expenses:
Product development	167.8	10.1%	163.6	6.6%	274.6	7.7%
Sales and marketing	181.1	10.9%	179.7	7.3%	318.0	8.9%
General and administrative	238.1	14.5%	314.9	12.8%	513.7	14.4%
Total operating expenses	587.0	35.5%	658.2	26.7%	1,106.3	31.0%
Operating profit/margin	377.7	22.8%	1,002.0	40.6%	1,442.3	40.4%

Product development expenses. Our product development expenses primarily consist of salary and benefits expenses of personnel engaged in the product development of our online games, outsourced game and platform development expenses, share-based compensation, amortization of software used by our research and development staff, rental and management fees for office space used by our research and development staff, and depreciation of equipment used in research and development activities. Product development expenses were 10.1%, 6.6% and 7.7% of our net revenues in 2006, 2007 and 2008, respectively. We expect our product development expenses to increase in 2009 as we continue to develop and upgrade content related products and services as well as investments in our integrated service  platform and other research and development effort.

Sales and marketing expenses. Our sales and marketing expenses primarily consist of promotion and advertising expenses for our online entertainment content and integrated service platform, salary and benefits for our sales and marketing personnel, share-based compensation, and other expenses incurred by our sales and marketing personnel. Sales and marketing expenses were 10.9%, 7.3% and 8.9% of our net revenues in 2006, 2007 and 2008, respectively. We expect that our sales and marketing expenses to increase in 2009 as we continue to promote our entertainment content offerings and integrated service platform, enhance our sales and marketing efforts in our existing markets and expand into new markets.

General and administrative expense. General and administrative expenses primarily consist of salary and benefits expenses for general management, finance and administrative personnel, professional service fees, business tax expense, share-based compensation, and other expenses. General and administrative expenses were 14.5%, 12.8% and 14.4% of our net revenues in 2006, 2007 and 2008, respectively. Our business tax expense primarily relates to services and licensing fees charged by our PRC subsidiaries to our PRC operating companies as well as intercompany transactions. We expect the general and administrative expenses to increase in 2009 due to the increased business tax expense as a result of increasing volume of services to be performed by our PRC subsidiaries and of increasing volume of intercompany transactions as well as the increased salary and benefits expenses with the adoption the new performance-based compensation structure at the end of 2007.

Operating profit/margin. Operating profit as a percentage of our net revenues was 22.8%, 40.6% and 40.4% in 2006, 2007 and 2008, respectively.

Other Income, Net

Other income, net primarily consists of government incentives. Due to the preferential treatments for qualified high technology companies and software companies in China and the incentive from local governments to encourage regional business development, certain of our PRC subsidiaries receive financial incentives from municipal governments that are calculated with reference to taxable income and revenues, as the case may be. The amount of the financial incentives and the timing to grant them are subject to determination by the government authorities. Upon receipt, these government financial incentives are recognized as other income in our statements of operations and comprehensive income. Please see “Other Income, Net” of Note 6 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

In 2006, 2007 and 2008, we received aggregate government financial incentives of RMB83.9 million, RMB57.5 million and RMB62.3 million (US$9.1 million), respectively, from municipal governments. Going forward, eligibility for the government financial incentives we are to receive requires that we continue to meet a number of government financial and non-financial criteria, which generally include:

•	generating more than a minimum level of revenues from high-tech or software related sales or services, determined as a percentage of total revenues;

•	employing more than a minimum number of employees in product development; and

•	expending more than a minimum amount on product development, determined as a percentage of total revenues.

The continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these financial incentives. Upon expiration of these government financial incentives, we will consider available options, in accordance with applicable law, that would enable us to qualify for additional government financial incentives to the extent they are then available to us.

In 2009, we expect to continue receiving government financial incentives related to our taxable income and revenues in 2008. Such government financial incentives will be subject to periodic time lags and inconsistent municipal government practice on payment times.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, neither Shanda Interactive Entertainment Limited nor Shanda Holdings Limited, our wholly-owned subsidiary incorporated in the British Virgin Islands and Cayman Islands, is subject to tax on its income or capital gains. Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries in Hong Kong are subject to 17.5% income tax for the year end December 31, 2007 and 16.5% for the year ended December 31, 2008 on their taxable income generated from operations in Hong Kong.

PRC Enterprise Income Tax

Prior to January 1, 2008, our PRC operating entities were governed by the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the PRC on Enterprises Income Tax, or the Old EIT Laws. Pursuant to the Old EIT Laws, PRC enterprises were generally subject to Enterprise Income Tax, or the EIT, at a statutory rate of 33% (30% state income tax plus 3% local income tax), or 15% for certain technology enterprises, on PRC taxable income. Companies that are registered in the Pudong New District of Shanghai are, however, subject to a 15% preferential EIT rate pursuant to the local tax preferential treatment before January 1, 2008. Furthermore, foreign invested enterprises were exempted from PRC state income tax for two years, beginning with their first profitable year of operations, and were entitled to a 50% tax reduction for the subsequent three years.

In March 2007, the Chinese government enacted the PRC Enterprise Income Tax Law, or the New EIT Law, and promulgated related regulation, Implementing Regulations for the PRC Enterprise Income Tax Law. The law and regulation went into effect on January 1, 2008. The PRC Enterprise Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. The PRC Enterprise Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%.

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises,” which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental regulatory authorities further clarified that high and new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007, would be allowed to enjoy grandfather treatment for the unexpired tax holidays, on condition that they were re-approved for “high and new technology enterprise status” under the regulations released on April 14, 2008.

In December 2008, the local governments announced the recognition of our subsidiaries and VIEs, including Shengqu, Shanghai Shulong, Chengdu Aurora, Shanda Computer, Shanda Networking, Hangzhou Bianfeng, Haofang and Chengdu Jisheng as “high and new technology enterprises”. Accordingly, these entities are entitled to a preferential tax rate of 15%, which is effective retroactively to January 1, 2008. In addition, as Shengqu was also qualified as a key national software enterprise on December 31, 2008, it was entitled to be subject to a 10% income tax rate for 2008.

As required by the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. A lower withholding tax rate will be applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% withholding tax rate. As of December 31, 2008, we accrued a withholding tax of RMB60.0 million (US$8.8 million) based on the 5% withholding tax rate of the profits of our PRC subsidiaries in 2008 that these PRC subsidiaries plan to distribute to their immediate holding companies in Hong Kong.

 Equity in Earning (Loss) of Affiliated Companies

We record our investment in affiliates under the equity method of accounting, and the profit of the affiliates is presented as “Equity in earning (loss) of affiliated companies” on the statements of operations and comprehensive income.

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

Revenue Recognition

We sold pre-paid cards, in both virtual and physical forms, to third party distributors and retailers, including Internet cafes, as well as through direct online payment systems. The pre-paid cards entitle end users to access our online entertainment contents. All proceeds received from distributors or retailers from the sale of pre-paid cards are deferred when received. Deferred revenue is reduced as revenues are recognized.

For online game related content, revenue is recognized under either the item-based revenue model or the time-based revenue model. Under the item-based revenue model, revenues are recognized over the life of the in-game virtual items that game players purchase or as the in-game virtual items are consumed. Under the time-based revenue model, revenues are recognized based on the usage time consumed by the game players. Revenues are also recognized when game players who had previously purchased usage time are no longer entitled to access the online games in accordance with the published expiration policy.

For literature content, the revenue is recognized when the users pay a subscription fee for the premium literary contents.

For advertising, the revenue is recognized ratably over the displayed period of the advertisement and when the collectability is reasonably assured.

We derive revenue from the provision of management software to internet cafes by charging, on a monthly basis, computers that install our management software.

We also derive revenues from sale of E-Key, a secure ID product. Revenue is recognized when the titles of such products are transferred to the customers and collections are reasonably assured.

Consolidation of Variable Interest Entities

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes the operation of online games, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games in China or to provide Internet information content.

Prior to the Separation, we operated the MMORPG and advanced casual game business in China primarily through the Shanda Networking entities.  Shanda Networking holds the licenses and approvals required to operate the MMORPG and advanced casual game business.  At the same time, we also operated our integrated service platform through Shanda Networking, and our other businesses through other variable interest entities.

In addition, Shengqu, which is our wholly owned subsidiary, entered into VIE agreements with the Shanda Networking  and its shareholders, pursuant to which Shengqu agreed to provide certain services, software licenses and equipment relating to the online games business to the Shanda Networking in exchange for a fee. As a result of these VIE arrangements, we were considered the primary beneficiary of the Shanda Networking entities and consolidated the results of operations of the Shanda Networking entities in our financial statements. In addition, Shanda Computer entered into a series of contractual agreements with Shanda Networking, pursuant to which Shanda Computer provided certain services and software licenses relating to the service platform to the Shanda Networking entities in exchange for a fee.

After the Separation, we conduct all MMORPG and advanced casual game businesses through the Shulong entities.  The Shulong entities hold the licenses and approvals to operate MMORPGs and advanced casual games in the PRC except for the Internet Culture Business License as disclosed in “Item 4 Information on the Company – Business overview”.  The capital of Shanghai Shulong is funded by Shengqu and recorded as interest-free loans to these PRC employees.  The portion of the loans for capital injection is eliminated with the capital of Shanghai Shulong during consolidation.  The interest-free loans to the employee shareholders of Shanghai Shulong as of December 31, 2008 were RMB10.8 million.  Pursuant to the VIE agreements, Shengqu provides services, software and technology license and equipment to the Shulong entities, in exchange for fees, determined according to certain agreed formulas.  As a result, we are considered the primary beneficiary of the Shulong entities and accordingly Shanghai Shulong’s result of operations, assets and liabilities are consolidated in our financial statements after the separation.

In addition, after the Separation, we operate integrated service platform through Shanda Networking, Nanjing Shanda and Shengfutong. These three companies hold the necessary licenses to provide and operate Internet content services in the PRC.

Pursuant to the VIE agreements, Shanda Computer provides services and software and technology license to Shanda Networking, Nanjing Shanda and Shengfutong, in exchange for a fee, determined according to certain agreed formulas. Shanda Computer has also undertaken to provide financial support to Shanda Networking to the extent necessary for its operations. As a result, we are considered the primary beneficiary of Shanda Networking and accordingly, Shanda Networking’s results of operations, assets and liabilities are consolidated in our financial statements after the Separation.

Property and Equipment, Intangible Assets, Long-term Prepayments and Other Long-lived Assets

Our accounting for long-lived assets, including property and equipment, intangible assets, long-term prepayments and other long-lived assets is described in notes 2(11), 2(12), 2(14) and 2(15) to our consolidated financial statements included in this annual report on Form 20-F. The recorded values of long-lived assets, including property and equipment, intangible assets, long-term prepayments and other long-lived assets are affected by a number of management estimates, including the estimated useful lives, residual values and impairment charges. Significant judgment is required in the assessment of the estimated useful lives of these assets, especially for game licenses. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

We assess the impairment for long-lived assets whenever events or changes in circumstances indicate that the applicable carrying amount may not be recoverable. During the years ended December 31, 2006 and 2008, we did not record any material impairment charges for long-lived assets.  During the year ended December 31, 2007, we recognized an impairment of intangible assets charges to cost of sales in the amount of RMB20.1 million, relating to upfront and minimum royalty licensing fees of one of Shanda Games’ games. The provision represents management’s best estimate of the probable and reasonably estimable loss.

Impairment of Investment in Affiliated Companies

We continually review our investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in its determination are the length of time that the fair value of the investment is below its carrying value; and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reasons for the decline in fair value, be it general market conditions, industry specific or investee specific reasons; analysts’ ratings and estimates of 12 month share price targets for the investee; changes in stock market price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. The determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Write-downs for equity method investments are included in equity in earning (loss) of affiliated companies.

Impairment of Goodwill

We review our goodwill on an annual basis or more frequently if events or changes in circumstances indicate that the goodwill might be impaired as required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. In performing this review, we are required to make an assessment of fair value for our goodwill under each reporting unit. When determining fair value, we utilize various assumptions, including projection of future cash flows. A change in these underlying assumptions will cause a change in the results of the test and, as such, could cause the fair value to be less than the respective carrying amount. In such event, we would be required to record a charge, which would significantly impact our earnings.

        No impairment losses were recorded in the years ended December 31, 2006 and 2007. We recorded an impairment loss of goodwill in the amount of RMB14.5 million (US$2.1 million) related to the goodwill arising from the acquisition of Beijing Digital Red Software Technology Co., Ltd. and write-off of goodwill in the amount of RMB1.5 million (US$0.2 million) in 2008.

Allowances for Doubtful Accounts

We determine the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments, we consider making additional allowances. During the years ended December 31, 2006, 2007 and 2008, we made provisions of RMB26.7 million, RMB2.9 million and RMB15.8 million (US$2.3 million) which was offset by RMB0.3 million, RMB10.3 million and RMB5.9 million (US$0.8 million) from the collection of overdue receivables for doubtful accounts, respectively.

Share-Based Compensation

Since January 1, 2006, we have accounted for grants made pursuant to the plans in accordance with, Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123R, which supersedes

SFAS No. 123, “Accounting-Based Compensation” (“SFAS 123”) and Accounting Principles Board (“APB”) Opinion No.25, “Accounting for Stock Issued to Employees” (“APB 25”) and requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of SFAS 123(R) apply to new awards, to awards granted to employees and directors before the adoption of SFAS 123(R) whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. Under SFAS 123(R), the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards.

In March 2005, the United States Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123(R) and the valuation of share-based payments for public companies. We have applied the provisions of SAB 107 in its adoption of SFAS 123(R).

In accordance with FAS123(R), we have recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only, and using the graded-vesting attribution method for awards with graded vesting features and performance conditions.

The determination of the fair value of share options on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the vesting period, risk-free interest rate, expected dividend yield, and actual and projected employee stock option exercise behaviors. Furthermore, we are required to estimate forfeitures at the time of grant and recognize stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

(1)	Shanda Interactive Entertainment Limited

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

2005 Equity Compensation Plan

In October 2005, the Company authorized an equity compensation plan (the “2005 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 7,449,235 ordinary shares, plus ordinary shares reserved for issuance, but not yet issued, under the Company’s 2003 Share Incentive Plan. Under the 2005 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Company and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares; (ii) share appreciation rights to receive payment, in cash and/or the Company's ordinary shares, equals to the excess of the fair market value of the Company's ordinary shares; or (iii) other types of compensation based on the performance of the Company's ordinary shares.

Under the 2003 Share Incentive Plan and 2005 Equity Compensation Plan, the share-based compensation expense of approximately RMB40.0 million, RMB53.8 million and RMB47.5 million (US$7.0 million) were recognized in the consolidated statements of operations and comprehensive income in the years ended December 31, 2006, 2007 and 2008, respectively.

(2)	Shanda Games Limited (“Shanda Games”)

In November 2008, Shanda Games authorized an equity compensation plan (the “2008 Equity Compensation Plan”) that provides for the issuance of options and restricted shares. Under the 2008 Equity Compensation Plan, the share-based compensation expense of approximately RMB2.2 million was recognized in the consolidated statements of operations and comprehensive income in the years ended December 31, 2008.

Income Taxes and Valuation Allowance

We account for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”, with the required disclosures as described in note 7 to our consolidated financial statements. Accordingly, we record valuation allowances to reduce our deferred tax assets when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2007 and 2008, valuation allowances recognized were RMB10.0 million and RMB59.7 million (US$8.8 million), respectively. As of December 31, 2007 and 2008, we have recorded deferred tax assets, net of valuation allowances, of RMB150.3 million and RMB124.1 million (US$18.2 million), respectively. If, events were to occur in the future which are not currently contemplated that would not allow us to realize all or part of our net deferred tax assets in the future, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.

FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—An interpretation of FASB Statement No. 109”, or FIN 48, prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Our adoption of FIN 48 did not result in any adjustments to the opening balance of our retained earnings as of January 1, 2007. We did not have any interest and penalties associated with uncertain tax positions and did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2007 and 2008.

Contingencies

We account for loss contingencies under the provisions of SFAS No. 5, “Accounting for Contingencies”, with the required disclosures as described in note 25 to our consolidated financial statements. We record loss contingencies when, based on information available, it is likely that a loss has been incurred and the amount of the loss can be reasonably estimated. Based on our current knowledge, which includes consultation with outside counsel handling our defense in these matters, we believe that we have made adequate provisions for current or unasserted claims. It is possible, however, that our future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings. As of December 31, 2008, we did not have any accruals for loss contingencies.

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net revenues.  Our net revenues increased 44.7% from RMB2,467.3 million in 2007 to RMB3,569.1 million (US$523.1 million) in 2008. The online game related revenues increased from RMB2,370.6 million in 2007 to RMB3,423.3 million (US$501.8 million) in 2008. The increase in our online game related revenues was primarily due to an increase in net revenues from our existing MMORPGs and advanced casual games and the introduction and the full-year contribution of some of our new MMORPGs.

Our other net revenue increased from RMB96.7 million in 2007 to RMB145.8 million (US$21.4 million) in 2008. This increase in other net revenue was primarily due to an increase in revenue from online advertisement, licensing of management software to Internet cafes and subscription fees from our original online literature websites.

Cost of revenues.  Our cost of revenues increased 26.4% from RMB807.1 million in 2007 to RMB1,020.5 million (US$149.6 million) in 2008. This increase was primarily due to the following reasons:

•
Server and equipment utilization costs increased 12.5% from RMB167.0 million in 2007 to RMB187.9 million (US$27.5 million) in 2008 primarily due to the increased servers and services provided to support the growth of our user base and growth of our revenues generated from our online entertainment content. The increase in the number of servers was partially offset by the elimination or combination of server groups for our existing online game related content as well as the introduction of new virtualization technologies which improved our server efficiency. Server and equipment utilization costs totaled approximately 6.8% of our net revenues in 2007 compared to approximately 5.3% of our net revenues in 2008. The decrease in server and equipment utilization costs as a percentage of net revenues resulted primarily from increased utilization rate of our servers and decreased server procurement costs as a result of economies of scale.

•
Upfront and ongoing licensing fees for online games increased 27.0% from RMB420.8 million in 2007 to RMB534.5 million (US$78.3 million) in 2008 primarily due to the commercialization in 2008 of licensed games, which commences the amortization of the upfront licensing fees, and the increase of revenues derived from licensed games, which was partially offset by the decrease in the ongoing license fees as a result of the consolidation of Actoz’s financial results beginning in the third quarter of 2007. Upfront and ongoing licensing fees for online games totaled approximately 17.1% of our net revenues in 2007 compared to approximately 15.0% of our net revenues in 2008.

•
Salary and benefits increased 39.9% from RMB65.9 million in 2007 to RMB92.1 million (US$13.5 million) in 2008. This increase was primarily due to a salary increase and the bonus granted to the employees directly engaged in the online game related content operation and platform service provision as a result of implementing a performance-

based incentive program. Salary and benefits attributable to costs of revenue totaled approximately 2.7% and 2.6% of our net revenues in 2007 and 2008, respectively.

•
Other expenses increased 34.2% from RMB153.4 million in 2007 to RMB206.0 million (US$30.2 million) in 2008, primarily due to the increased costs associated with the literary works published on our online literature platforms and increased expenses relating to our customer loyalty program. Other expenses totaled approximately 6.1% and 5.7% of our net revenues in 2007 and 2008, respectively.

Gross profit.  As a result of the foregoing, our gross profit increased 53.5% from RMB1,660.2 million in 2007 to RMB2,548.6 million (US$373.6 million) in 2008. Our gross profit margin, which is equal to our gross profit divided by our net revenues, increased from 67.3% in 2007 to 71.4% in 2008 primarily due to the growth in net revenues.

Operating expenses.  Our operating expenses increased 68.1% from RMB658.2 million in 2007 to RMB1,106.3 million (US$162.2 million) in 2008. This increase was primarily due to the following reasons:

•
Our product development expenses increased 67.9% from RMB163.6 million in 2007 to RMB274.6 million (US$40.3 million) in 2008, primarily due to (i) an increase of the headcount of research and development employees in 2008; (ii) the adoption of a new performance-based compensation structure; (iii) the consolidation of Actoz’s financial result beginning from the third quarter of 2007; and (iv) an increase of RMB22.5 million in outsourced product development costs. Product development expenses totaled approximately 6.6% and 7.7% of our net revenues in 2007 and 2008, respectively.

•
Our sales and marketing expenses increased 76.9% from RMB179.7 million in 2007 to RMB318.0 million (US$46.6 million) in 2008, primarily due to (i) an increase of RMB108.6 million in our marketing promotion expenses in 2008 as a result of our effort to enhance off-line marketing promotion activities to attract more new users; and (ii) an increase of RMB26.4 million in salary and benefits expenses in 2008 arising from an increase of the headcount of sales and marketing employees. Sales and marketing expenses totaled approximately 7.3% and 8.9% of our net revenues in 2007 and 2008, respectively.

•
Our general and administrative expenses increased 63.1% from RMB314.9 million in 2007 to RMB513.7 million (US$75.3 million) in 2008 primarily due to: (i) an increase of RMB68.5 million in salary and benefits expenses in 2008, due to an increase in headcount of employees engaged in general and administrative work; (ii) an increase of RMB74.6 million in business taxes in 2008, primarily due to the increased intercompany transaction as a result of the Reorganization and the increased volume of services which our PRC subsidiaries provided and revenue collected from our PRC operating companies; (iii) an increase of RMB14.2 million in consulting, legal and audit fees in 2008, primarily due to the group’s corporate restructuring; (iv) an increase of RMB17.4 million in doubtful accounts provision expenses in 2008, mainly due to the overdue receivables from online advertising; and (v) the increase of RMB24.1 million in other general and administrative expenses in 2008, which relate primarily to office expenses, traveling expenses, rental and management fees and amortization of intangible assets. General and administrative expenses accounted for approximately 12.8% and 14.4% of our net revenues in 2007 and 2008, respectively.

Income from operations.  As a result of the foregoing, our operating income increased from RMB1,002.0 million in 2007 to RMB1,442.3 million (US$211.4 million) in 2008. Our operating margin, which is equal to our operating profit divided by our net revenues, has remained stable from 40.6% in 2007 to 40.4% in 2008.

Income before income tax expenses, equity in earning (loss) of affiliated companies and minority interests.  Our income before income tax expenses, equity in earning (loss) of affiliated companies and minority interests decreased 0.2% from RMB1,552.5 million in 2007 to RMB1,549.4 million (US$227.1 million) in 2008. This decrease was primarily due to the following factors: (i) Interest income. Our interest income increased from RMB65.8 million in 2007 to RMB72.6 million (US$10.6 million) in 2008. This increase was primarily due to the increase in our average cash and cash equivalents balances in 2008 relative to those in 2007; (ii) Interest expenses. Interest expenses decreased from RMB13.1 million in 2007 due to the amortization of debt issuance cost related to the Company’s Zero Coupon Senior Convertible Notes due 2014, which the Company redeemed in October 2007, to RMB10.3 million (US$1.5 million) in 2008 due to the amortization of debt issuance cost and accrued interest related to the Convertible Notes which the Company issued in September 2008;(iii) Investment income (loss). We had investment income of RMB469.8 million in 2007 and an investment income of RMB8.2 million (US$1.2 million) in 2008. The higher investment income in 2007 primarily related to gains from the disposal of shares of SINA; (iv) Other income, net. Our other income increased from RMB28.1 million in 2007 to RMB36.7 million (US$5.4 million) in 2008. Our other income in 2008 was primarily comprised of government financial incentives of RMB62.3million (US$9.1 million),  compared to RMB57.5  million in 2007, from local government authorities in China relating to business and income taxes we previously paid in the PRC.

Income tax expenses.  Our income tax expenses increased 106.6% from RMB133.8 million in 2007 to RMB276.5 million (US$40.5 million) in 2008, primarily due to the net impact of the increase in our taxable income and the new enterprise income tax law which became effective as of January 1, 2008 and applies a general enterprise income tax rate of 25% on both foreign-invested enterprises and domestic enterprises, unless such enterprise qualifies as a high and new technology enterprise or other preferential tax treatment as well as the expiration of tax holiday of certain subsidiaries.

Equity in loss of affiliated companies.  Our equity in loss of an affiliate decreased from RMB15.5 million in 2007 to RMB0.3 million (US$0.05 million) in 2008. Equity in loss of an affiliate includes an investment loss incurred in the first half of 2007 as a result of our investment in Actoz, which we began to consolidate in the third quarter of 2007.

Net income.  As a result of the foregoing, our net income decreased 10.6% from RMB1,396.1 million in 2007 to RMB1,248.4 million (US$183.0 million) in 2008.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net revenues.  Our net revenues increased 49.1% from RMB1,654.5 million in 2006 to RMB2,467.3 million in 2007. Our online game related revenues increased from RMB1,542.9 million in 2006 to RMB2,370.6 million in 2007. The increase in our online game related revenues was primarily due to an increase in net revenues from our existing MMORPGs and the introduction and the full-year contribution of some of our new MMORPGs.

Our other net revenue decreased from RMB111.6 million in 2006 to RMB96.7 million in 2007. This decrease in other net revenue was primarily due to a decrease in revenues from technical service and cooperation fees and mobile game revenue. The decrease in other net revenue was partially offset by an increase in revenue from licensing of management software to Internet cafes and the revenue from subscription fees from our original online literature websites.

Cost of revenues.  Our cost of revenues increased 17.0% from RMB689.8 million in 2006 to RMB807.1 million in 2007. This increase was primarily due to the following reasons:

•
Upfront and ongoing licensing fees for online games increased 33.5% from RMB315.3 million in 2006 to RMB420.8 million in 2007 primarily due to the commercialization in 2007 of licensed games, which commences the amortization of the upfront licensing fees, and the increase of revenues derived from licensed games, which was partially offset by the decrease in the ongoing license fees as a result of the consolidation of Actoz’s financial results beginning in the third quarter of 2007. Upfront and ongoing licensing fees for online games totaled approximately 19.1% of our net revenues in 2006 compared to approximately 17.1% of our net revenues in 2007.

•
Salary and benefits increased 24.1% from RMB53.1 million in 2006 to RMB65.9 million in 2007. This increase was primarily due to the typical merit-based salary increase effective in the second quarter of 2007. Salary and benefits attributable to costs of revenue totaled approximately 3.2% and 2.7% of our net revenues in 2006 and 2007, respectively.

•
Other expenses increased 3.2% from RMB148.7 million in 2006 to RMB153.4 million in 2007, primarily due to the impairment charge of upfront licensing fee. Other expenses totaled approximately 9.0% and 6.1% of our net revenues in 2006 and 2007, respectively.

The increase in cost of revenues as mentioned above was partially offset by a decrease in the server and equipment utilization costs as follows:

•
Server and equipment utilization costs decreased 3.3% from RMB172.7 million in 2006 to RMB167.0 million in 2007 primarily due to the elimination or combination of server groups for our existing online games as well as the introduction of new virtualization technologies which improve server efficiency. The decrease was partially offset by the increased servers and services provided to support the growth in our game player base and of our revenues that we generated from our online games operations. Server and equipment utilization costs totaled approximately 10.4% of our net revenues in 2006 compared to approximately 6.8% of our net revenues in 2007.

Gross profit.  As a result of the foregoing, our gross profit increased 72.1% from RMB964.7 million in 2006 to RMB1,660.2 million in 2007. Our gross profit margin, which is equal to our gross profit divided by our net revenues, increased from 58.3% in 2006 to 67.3% in 2007 primarily due to the growth in net revenues.

Operating expenses. Our operating expenses increased 12.1% from RMB587.0 million in 2006 to RM658.2 million in 2007. This increase was primarily due to the following reasons:

•
Our product development expenses decreased 2.5% from RMB167.8 million in 2006 to RMB163.6 million in 2007, primarily due to (i) a decrease of RMB10.4 million in outsourcing service charges; (ii) a decrease of RMB6.0 million in rental and management fees in 2007 as a result of making use of our own new office premise; and (iii) a decrease of RMB5.7 million in amortization of intangible assets in 2007. The decrease is partially offset by the increase of RMB19.5 million in salary and welfare benefits of our employees engaged in the development of online games and technology supporting our operations due to (i) the consolidation of Actoz’s results of operations beginning in the third quarter of 2007; and (ii) an increase in both of salary and headcount of the research and development employees in 2007. Product development expenses totaled approximately 10.1% and 6.6 % of our net revenues in 2006 and 2007, respectively.

•
Our sales and marketing expenses decreased 1% from RMB181.1 million in 2006 to RMB179.7 million in 2007. This decrease was mainly due to a decrease of RMB8.0 million in logistics and outsourcing labor which is partially offset by the increase of RMB6.7 million in our marketing promotion expenses for attracting more new users. Sales and marketing expenses totaled approximately 10.9% and 7.3% of our net revenues in 2006 and 2007, respectively.

•
Our general and administrative expenses increased by 32.2% from RMB238.1 million in 2006 to RMB314.9 million in 2007. This increase was primarily due to the following factors: (i) an increase of RMB22.6 million in salary and benefits expenses in 2007, due to an increase in headcount of employees engaged in general and administrative work; (ii) an increase of RMB49.4 million in business taxes, primarily due to business taxes incurred by our PRC subsidiaries when collecting revenues from our PRC operating companies; (iii) an increase of RMB18.7 million in share-based compensation cost, arising from options granted to our directors, officers and other employees pursuant to the 2005 Equity Plan; and (iv) an increase of RMB19.8 million in other general and administrative expenses, which relate primarily to consulting, legal and audit fees, rental and management fees and amortization of intangible assets. The increase of general and administrative expenses in 2007 was partially offset by a decrease in doubtful accounts provision expenses from RMB26.3 million in 2006 to recovery of RMB7.4 million in 2007, mainly due to the collection from overdue receivables from online advertising and sales of EZ series products. General and administrative expenses accounted for approximately 14.5% and 12.8% of our net revenues in 2006 and 2007, respectively.

Income from operations. As a result of the foregoing, our operating income increased 165.4% from RMB377.6 million in 2006 to RMB1,002.0 million in 2007. Our operating margin, which is equal to our operating profit divided by our net revenues, increased from 22.8% in 2006 to 40.6% in 2007.

Income before minority interests and income tax expenses. Our income before minority interests and income tax expenses increased 162.6% from RMB591.2 million in 2006 to RMB1,552.5 million in 2007. This increase was primarily due to the increase in income from operations, as well as the following reasons:

•
Interest income. Our interest income increased 166.0% from RMB24.7 million in 2006 to RMB65.8 million in 2007. This increase was primarily due to the increase in our average cash and cash equivalents balances in 2007 relative to those in 2006.

•	Interest expenses. Interest expenses in relation to the amortization of convertible debt issuance cost of Note I decreased 24.9% from RMB17.5 million in 2006 to RMB13.1 million in 2007.

•
Investment income (loss). We had investment income of RMB72.4 million in 2006 and an investment income of RMB469.8 million in 2007. The higher investment income in 2007 primarily related to gains from the disposal of shares of SINA.

The increase in income before minority interests and income tax expenses as mentioned above was partially offset by a decrease in other income as follows:

•
Other income, net. Our other income decreased 79.1% from RMB133.9 million in 2006 to RMB28.0 million in 2007. Our other income, net in 2007 was primarily comprised of (i) government financial incentives of RMB57.5 million, compared to RMB83.9 million in 2006, from local government authorities in China relating to business and income taxes we previously paid in the PRC. The decrease in our government financial incentives in 2007 is primarily due to the expiration of financial incentives for certain of our subsidiaries; and (ii) foreign exchange loss of RMB5.4 million, compared to a foreign exchange gain of RMB59.8 million in 2006, as a result of a revaluation of the net monetary assets denominated in U.S. Dollar following the continued appreciation of the RMB against the U.S. dollar in 2007.

Income tax expenses. Our income tax expenses increased 266.8% from RMB36.5 million in 2006 to RMB133.8 million in 2007, primarily due to the expiration of tax holidays for Nanjing Shanda and an increase of our operating profit.

Equity in loss of affiliates. Our equity in loss of an affiliate decreased 40.8% from RMB26.2 million in 2006 to RMB15.5 million in 2007. Equity in loss of an affiliate includes an investment loss incurred in the first half of 2007 by Actoz, which we began to consolidate in the third quarter of 2007.

Net income. As a result of the foregoing, our net income increased by 163.8% from RMB529.2 million in 2006 to RMB1,396.1 million in 2007.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

To date, we have financed our operations through internally generated cash, the sale of our preferred shares to an investor in March 2003, our initial public offering of ADSs in May 2004 and the offering of the convertible notes in October 2004 and September 2008. As of December 31, 2008, we had approximately RMB3,397.8 million (US$498.0 million) in cash and cash equivalents, of which RMB1,497.2 million (US$219.5 million) was held by Shanda Networking, Shanghai Shulong and their subsidiaries. Our cash and cash equivalents primarily consist of cash on hand, demand deposits, and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Although we consolidate the results of Shanda Networking, Shanghai Shulong and its subsidiaries in our consolidated financial statements and we can utilize the cash and cash equivalents of Shanda Networking, Shanghai Shulong and their subsidiaries in our operations, we do not have direct access to the cash and cash equivalents or future earnings of Shanda Networking, Shanghai Shulong, or any of their subsidiaries. However, these cash balances can be utilized by us for our normal operations pursuant to our agreements with Shanda Networking, Shanghai Shulong and its subsidiaries that provide us with the substantial ability to control these companies and their operations. See “Organizational Structure” in Item 4 and “Exchange Controls” in Item 10.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in the years ended December 31, 2006, 2007 and 2008:

	For the years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	780,066.6	1,159,971.6	1,737,703.7	254,701.9
Net cash (used in)/provided by investing activities	(449,223.4)	1,687,789.2	(393,593.3)	(57,690.5)
Net cash provided by/(used in) financing activities	23,864.8	(2,053,295.7)	141,763.3	20,778.8
Effect of exchange rate change on cash	(12,428.4)	(101,064.8)	(73,330.8)	(10,748.4)
Net increase (decrease) in cash and cash equivalents	342,279.6	693,400.3	1,412,542.9	207,041.8
Cash beginning of period	949,621.6	1,291,901.2	1,985,301.5	290,993.3
Cash, end of period	1,291,901.2	1,985,301.5	3,397,844.4	498,035.1

We had net cash provided by operating activities of RMB1,737.7 million (US$254.7 million) in 2008 compared to RMB1,160.0 million in 2007. The cash provided by operating activities was primarily derived from our online games operations, advertising, subscription fees from our original online literature websites and sales of our Internet cafe management software. The increase was primarily due to increase in our net income resulting from the growth of our business and tight expense budget control. The increase in net cash provided by operating activity in 2008 was also due to an increase in deferred revenue. We had net cash provided by operating activities of RMB1,160.0 million in 2007 compared to RMB780.1 million in 2006.

In 2008, we had net cash used investing activities of RMB393.6 million (US$57.7 million), compared to net cash provided by investing activities of RMB1,687.8 million in 2007. This decrease in 2008 was primarily due to the payment of RMB119.8 million (US$17.6 million) for the purchase of property, equipment, software and intangible assets, an increase in bank deposits with maturity date over three months of RMB134.5 million (US$19.7 million), an increase in investment of marketable securities of RMB25.3 million (US$3.7 million), investments in affiliated companies of RMB39.3 million (US$5.8 million) and the increase of investments in subsidiaries of RMB49.4 million (US$7.2 million), as compared to proceeds of RMB1,593.4 million from the sale of an aggregate of 6,118,278 shares of SINA, and proceeds of RMB448.5 million from the sale of UBS enhanced yield portfolio AA USD in 2007.

In 2007, we had net cash provided by investing activities of RMB1,687.8 million, compared to net cash used in investing activities of RMB449.2 million in 2006. This increase in 2007 was primarily due to proceeds of RMB1,593.4 million from the sale of an aggregate of 6,118,278 shares of SINA, and proceeds of RMB448.5 million from the sale of UBS enhanced yield portfolio AA USD, which were offset by an increase in bank deposits with maturity date over three months of RMB231.5 million, and the payment of RMB113.6 million for the purchase of property, equipment, software, intangible assets and land use rights.

In 2006, we had net cash used in investing activities of RMB449.2 million.  In 2006, our cash used in investing activities was principally due to the purchase of UBS enhanced yield portfolio AA USD of RMB464.3 million, an increase in bank deposits with maturity date over three months of RMB281.0 million, the payment of RMB220.0 million for purchase of property, equipment, software, intangible assets and land use rights, new investments totaling RMB25.1 million in our affiliate companies, Actoz and Shanda Family, and the consideration of RMB249.3 million and RMB7.4 million paid for the acquisitions of Haofang and Gametea, respectively. In 2006, our cash provided by investing activities was primarily from proceeds of RMB779.9 million received in the sale of 3,703,487 shares of SINA.

In 2008, we had net cash provided by financing activities of RMB141.8 million (US$20.8 million), compared to net cash used in financing activities of RMB2,053.3 million in 2007. Our cash provided by financing activities was primarily due to the net proceeds from issuance of US$171.7 million (RMB1,171.3 million) aggregated principal amount of 2% Convertible Senior Notes due 2011 in September 2008, the proceeds from issuance of 1,960 preferred shares to investors with a total amount of US$19.6 million (RMB140.0 million) by Haofang, and the proceeds of RMB43.2 million (US$6.3 million) in connection with the stock options exercised by our officers, directors and employees, which was partially offset by the payment for repurchase of stock of RMB1,212.8 million (US$177.8 million).

In 2007, we had net cash used in financing activities of RMB 2,053.3 million, compared to net cash provided by financing activities of RMB23.9 million in 2006. Our cash used in financing activities was primarily attributed to the settlement of RMB2,044.9 million for convertible debt and the repurchase of 1,476,550 of our ordinary shares from the open market for RMB124.0 million. This amount was partially offset by the proceeds of RMB115.6 million in connection with the stock options exercised by our officers, directors and employees.  In 2006, we had net cash provided by financing activities of RMB23.9 million. Our cash provided by financing activities in 2006 was primarily attributed to the proceeds of RMB23.6 million in connection with the stock options exercised by our officers, directors and employees.

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

Capital Expenditures

We made capital expenditures of RMB181.3 million, RMB70.4 million, and RMB113.8 million (US$16.7 million) in 2006, 2007 and 2008, respectively. Our capital expenditures increased in 2008 because we had purchased computer equipment. To date, the capital expenditures have primarily consisted of purchases of online game network infrastructure, software, as well as office premises. Since we will continue to purchase severs and IT equipment for new game operations, extended service platform, and perform extensive network upgrades in 2009, we expect the capital expenditures in 2009 to increase.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We focus our research and development activities principally on the development of updates, expansion and sequels of our online game related content and the development of  integrated service platform.

Our research and development efforts and plans consist of:

•	outsourcing and in-house development of updates, expansions and sequels of our existing online game related content;

•	sourcing new games via co-development, investment and in-house development;

•
Improving, via internal and outsourcing research and development, our integrated service platform, including our digital content delivery system, unified billing and payment system, customer relationship management system, and user authentication system and related security; and

•	improving our server management and control systems.

Our research and development expenditures were RMB167.8 million, RMB163.6 million and RMB274.6 million (US$40.3 million) in 2006, 2007 and 2008, respectively.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE SHEET ARRANGEMENTS

In connection and concurrently with the issuance of preferred shares of US$19.6 million by Grandpro Technology Limited, the offshore holding company of Haofang, in 2008, we provide a full guarantee to the investors in respect of the performance of Grandpro’s redemption obligations under the agreements.

Except for the guarantee mentioned above, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.	CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table sets forth our contractual obligations as of December 31, 2008:

	Payments Due by Period
	Total	January 1, 2009 to December 31, 2009	January 1, 2010 to December 31, 2010	January 1, 2011 to December 31, 2011	January 1, 2012 to December 31, 2012	Thereafter
	(RMB in millions)
Operating lease obligations:
Office premises	12.9	8.1	4.3	0.5	—	—
Computer equipment and others	22.7	19.7	2.2	0.8	—	—
Obligations relating to upfront licensing fees for licensed games	—	—	—	—	—	—
Convertible debt and related interest	1,267.8	23.9	23.9	1,220.0	—	—
Total contractual obligations	1,303.4	51.7	30.4	1,221.3	—	—

As of December 31, 2008, substantially all of our operating lease arrangements for servers and related services provide for the calculation of lease payments based on formulas that reference the actual number of users of the relevant servers. Our rental expenses under these operating leases were RMB40.9 million, RMB23.0 million and RMB21.9 million (US$3.2 million) in 2006, 2007 and 2008, respectively. As future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments shown above.  As of December 31, 2008, we had entered into maintenance contracts in relation to the servers we owned amounting to RMB12.3 million (US$1.8 million).

As of December 31, 2008, we had capital commitments for the purchase of land use rights, property and equipment, and game license in the aggregate amount of RMB205.8 million (US$30.2 million).

In September 2008, we issued US$175 million (equivalent to RMB1,197 million) in aggregate principal amount of the Convertible Notes. For additional information on the Convertible Notes, see Note 18(2) to our consolidated financial statements included herein. Apart from the foregoing, we did not have any other long-term debt obligations, operating lease obligations or purchase obligations.

We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

G.	SAFE HARBOR

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this form relate to, among others:

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

•	our plans to launch new products, including the new EZ series products, EZ content and services, movies and music content;

•	our plans for strategic partnerships with other businesses;

•	our acquisition strategy, and our ability to successfully integrate past or future acquisitions with our existing operations;

•	the development of other delivery platforms for online games and other interactive entertainment content and services, including the new EZ series products;

•	competition in the PRC online game industry;

•	the outcome of ongoing, or any future, litigation or arbitration;

•	the outcome of our annual PFIC and Investment Company Act evaluations;

•	the expected growth in the number of Internet and broadband users in China, growth of personal computer penetration and developments in the ways most people in China access the Internet;

•	changes in PRC governmental preferential tax treatment and financial incentives we currently qualify for and expect to qualify for; and

•	PRC governmental policies relating to media and the Internet and Internet content providers and to the provision of advertising over the Internet.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Risk Factors” section of Item 3 and elsewhere in this annual report. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2009. The business address of each of our directors and executive officers is No. 208 Juli Road, Pudong New Area, Shanghai 201203, China.

Name	Age	Position
Tianqiao Chen(1)	35	Chairman of the Board and Chief Executive Officer
Qunzhao Tan	33	Director, President and Chief Technology Officer
Danian Chen	30	Director , Chief Operating Officer
Qianqian Luo(1)	32	Non-executive Director
Jingsheng Huang(2)	51	Independent Director
Chengyu Xiong(2)	54	Independent Director
Bruno Wu(2)	42	Independent Director
Yanmei Zhang	44	Senior Vice President
Grace Wu	38	Director, Chief Financial Officer
Haifa Zhu	36	Chief Investment Officer
Danning Mi	40	Chief Information Officer

(1)	Member of the compensation committee.
(2)	Member of the audit committee.

Tianqiao Chen, one of our co-founders, has served as the chairman of our board of directors and our chief executive officer since our inception in December 1999. Mr. Chen established Shanda Networking with Danian Chen in December 1999. Prior to establishing Shanda Networking, Mr. Tianqiao Chen served as the vice director of the office of the president of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. From 1994 to 1998, Mr. Chen served in various management positions with Shanghai Lujiazui Group. Mr. Chen serves as a member of the board of directors of SinoMedia Holding Ltd., which is listed on the Hong Kong Stock Exchange.  Mr. Tianqiao Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Danian Chen, our co-founder, and is married to Qianqian Luo, one of our directors.

Qunzhao Tan has served as our president since April 2008 and our chief technology officer since July 2003 and as a member of our board of directors in October 2006.  Mr. Tan previously served as our senior executive vice president from June 2006 to April 2008, senior vice president from August 2005 to June 2006, vice president from July 2003 to August

2005 and director of research and development from November 1999 to July 2003. Prior to joining us, Mr. Tan worked as an assistant in the Institute of Clean Coal Technology of East China University of Science and Technology from July 1996 to November 1999. Mr. Tan serves as a member of the board of directors of Actoz. Mr. Tan holds a bachelor’s degree in chemical engineering from East China University of Science and Technology.

Danian Chen, one of our co-founders, established Shanda Networking with Tianqiao Chen in December 1999. Mr. Danian Chen has served as chief operating officer since April 2008 and as a member of our board of directors since our inception in 1999.  Mr. Danian Chen has served as our senior executive vice president since August 2005 and as our senior vice president from July 2003 to August 2005, and director of products from December 1999 to July 2003. Prior to co-founding Shanda Networking, Mr. Danian Chen worked in Xinghui International Transport Company, Haijie Shipping Agency Company and Jinyi Network from September 1996 to November 1999. Mr. Danian Chen is Tianqiao Chen’s brother.

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

Grace Wu has served as chief financial officer since November 2007 and as our director since December 2007. Ms. Wu previously served as our vice president of strategic investments.  Prior to joining us, Ms. Wu was responsible for financial planning and analysis, investor relations and capital markets activities of AU Optronics Corp. Prior to that, Ms. Wu worked at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets and investment banking divisions.  Ms. Wu holds a bachelor's degree from National Taiwan University and a Master of International Affairs degree in international banking and finance from Columbia University.

Haifa Zhu has served as chief investment officer since April 2008.  Mr. Zhu previously served as assistant vice president of investments, director of platform operations, and deputy director of our new business center.  Prior to joining us, Mr. Zhu was responsible for investments at Nuovo Assets Investment Ltd. from 2001 to 2004.  Prior to joining Nuovo Assets, Mr. Zhu worked in technology management for Shanghai Academy of Science from 1996 to 2001.  Mr. Zhu holds a master’s degree in business administration and a bachelor’s degree from Fudan University.

Danning Mi has served as chief information officer since April 2008.  Mr. Mi previously served as assistant vice president from October 2005 to April 2008.  Prior to joining Shanda, Mr. Mi served in various managerial capacities, including chief information officer, at Founder Technology Group.  Mr. Mi holds a master’s in psychology and physics from Beijing Normal University.

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

In 2008, the aggregate cash compensation paid to our directors and executive officers as a group was RMB13.2 million (US$1.93 million). We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.

Equity Compensation Plans

In order to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, employees and other eligible persons, we have adopted our 2003 Share Incentive Plan, or the 2003 Plan and the 2005 Equity Compensation Plan. In March 2003, our board of directors adopted the 2003 Share Incentive Plan. An aggregate of 13,309,880 ordinary shares were reserved for issuance under the 2003 Share Incentive Plan.

In October 2005, our shareholders approved the 2005 Equity Compensation Plan at our annual general meeting of shareholders. An aggregate of 7,449,235 ordinary shares, which is equal to approximately 5.6% of our issued and outstanding ordinary shares as of March 31, 2009, were reserved for issuance under the 2005 Equity Compensation Plan.

The table set forth below summarizes stock option activity under the plans for the years ended December 31, 2006, 2007, and 2008:

	2006		2007		2008
	Options Outstanding	Weighted Average Exercise Price (US$)	Options Outstanding	Weighted Average Exercise Price (US$)	Options Outstanding	Weighted Average Exercise Price (US$)
Outstanding at beginning of year	6,220,775	4.71	7,567,237	5.55	5,257,841	7.68
Granted	3,000,000	6.8505	1,080,000	14.03	110,000	15.65
Exercised	(1,226,082)	3.57	(3,009,246)	4.60	(1,227,728)	4.97
Forfeited	(406,671)	7.88	(370,900)	7.42	(120,850)	15.89
Expired	(20,785)	13.87	(9,250)	15.01	(750)	15.55
Outstanding at end of year	7,567,237	5.55	5,257,841	7.68	4,018,513	8.48
Vested and exercisable at end of year	2,907,096	3.18	1,398,925	3.98	1,838,647	6.92

As of December 31, 2008, options to purchase 4,399,034 ordinary shares were available for grant under the 2003 Share Incentive Plan and 2005 Equity Compensation Plan. The table set forth below summarizes outstanding and exercisable stock options under the 2003 Share Incentive Plan and the 2005 Equity Compensation Plan as of December 31, 2008.

	Options Outstanding at December 31, 2008			Options Exercisable at December 31, 2008
Exercise Prices (US$)	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (US$)	Number Outstanding	Weighted Average Exercise Price (US$)
1.516	535,285	4.25	1.516	535,285	1.516
5.50	139,093	5.25	5.50	139,095	5.50
6.8505	2,052,256	7.50	6.8505	744,756	6.8505
8.00	35,850	5.57	8.00	35,850	8.00
11.6406	576,250	4.31	11.6406	115,000	11.6406
14.61	40,000	5.29	14.61	-	14.61
14.89	10,075	6.13	14.89	-	14.89
15.02	10,000	5.48	15.02	-	15.02
15.33	83,078	6.07	15.33	42,309	15.33
15.55	134,470	6.08	15.55	97,860	15.55
15.87	40,000	5.19	15.87	-	15.87
16.18	37,500	4.73	16.18	37,500	16.18
16.86	29,656	6.58	16.86	22,242	16.86
17.60	20,000	5.01	17.60	-	17.60
18.0287	100,000	4.77	18.0287	25,000	18.0287
18.64	100,000	4.79	18.64	25,000	18.64
19.09	75,000	4.83	19.09	18,750	19.09
Total:	4,018,513			1,838,647

Both the 2003 Share Incentive Plan and the 2005 Equity Compensation Plan are administered by our compensation committee, which has the discretion to award equity compensation grants. Subject to the provisions of the 2003 Share Incentive Plan and the 2005 Equity Compensation Plan, including the limits upon the number of ordinary shares reserved for issuance under these plans, our compensation committee determines who will receive equity compensation awards, the type and timing of awards to be granted, vesting schedules, exercise prices and other terms and conditions of the awards.

The table below sets forth the option grants made to our directors and executive officers pursuant to the plans as of March 31, 2009:

Name	Number of Shares Underlying Options Granted	Per Share Exercise Price (in US$)	Date of Grant	Date of Expiration
Tianqiao Chen	266,198	1.516	March 31, 2003	March 31, 2013
Danian Chen	266,198	1.516	March 31, 2003	March 31, 2013
Qianqian Luo	266,198	1.516	March 31, 2003	March 31, 2013
Jingsheng Huang	*	1.516	March 31, 2003	March 31, 2013
Qunzhao Tan	2,129,581	1.516	March 31, 2003	March 31, 2013
Qunzhao Tan	150,000	6.8505	June 28, 2006	June 28, 2016
Yanmei Zhang	*	15.33	January 25, 2005	January 25, 2015
Yanmei Zhang	*	6.8505	June 28, 2006	June 28, 2016
Grace Wu	*	18.0287	October 8, 2007	October 8, 2013
Haifa Zhu	*	5.5	April 1, 2004	April 1, 2014
Haifa Zhu	*	15.55	January 28, 2005	January 28, 2015
Haifa Zhu	*	6.8505	June 28, 2006	June 28, 2016
Haifa Zhu	*	11.6406	April 24, 2007	April 24, 2013
Danning Mi	*	16.86	August 1, 2005	August 1, 2015
Danning Mi	*	6.8505	June 28, 2006	June 28, 2016

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

For a description of our past stock option compensation expense and recent accounting changes, see Item 5 “Operating and Financial Review and Prospects – Operating Results – Critical Accounting Policies – Share-based Compensation.”

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

Our board has determined that three members of our board of directors, namely Mr. Huang, Mr. Xiong, and Mr. Wu, are “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules.

Board Committees

Our board of directors has established an audit committee and a compensation committee.

Audit Committee

Our audit committee currently consists of Jingsheng Huang, Chengyu Xiong and Bruno Wu. Our board of directors has determined that all of our audit committee members are independent directors within the meaning of Rule 5605(a)(2) of the NASDAQ Listing Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.

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

Compensation Committee

Our current compensation committee consists of Tianqiao Chen and Qianqian Luo.  Neither Mr. Chen nor Ms. Luo satisfy the “independence” requirements of the NASDAQ Listing Rules or meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.  This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from Rule 5605(d)(1)(B) of the NASDAQ Listing Rules that requires the compensation committees of U.S. companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of our compensation committee.  Our compensation committee is responsible for:

•
reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers, including our chief executive officer;

•	reviewing and determining bonuses for our officers and other employees;

•	reviewing and determining stock-based compensation for our directors, officers, employees and consultants;

•	administering our equity incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

D.	EMPLOYEES

As of December 31, 2006, 2007, and 2008, we had 1,906, 2,564, and 3,124 full-time employees, respectively. The following table sets forth the number of our employees by department as of December 31, 2007 and 2008:

	As of December 31, 2007		As of December 31, 2008
	Number	Percent	Number	Percent
Senior Management	31	1.2	52	1.7
Customer Service	485	18.9	553	17.7
Technology Support	233	9.1	368	11.8
Game Development	887	34.6	949	30.4
Product Management	410	16	500	16.0
Sales, Marketing and Public Relations	218	8.5	354	11.3
Finance and Administration / Investment and Overseas Business	300	11.7	348	11.1

Total	2,564	100	3,124	100

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In addition to the benefits that we are required to provide to our employees pursuant to PRC regulations, we also provide life insurance and supplemental medical and housing insurance. The total amount of contributions we made to employee benefit plans in 2006, 2007 and 2008 were RMB33.5 million, RMB37.0 million, and RMB46.1 million (US$6.8 million), respectively.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of March 31, 2009:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own ordinary shares within the meaning of Rule 13d-3 of the Exchange Act.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 133,536,978 ordinary shares outstanding as of March 31, 2009.

	Shares Beneficially Owned
Name	Number	Percentage of Total
Tianqiao Chen(1)	62,454,538	46.8%
Premium Lead Company Limited(2)	60,000,000	44.9%
Crystal Day Holdings Limited(3)	11,938,212	8.9%
FMR LLC(4)	7,321,401	5.5%
Qianqian Luo(5)	2,454,538	1.8%
Jingsheng Huang	*	*
Qunzhao Tan(6)	1,428,781	1.1%
Danian Chen(7)	1,156,270	1%
Yanmei Zhang	*	*
Grace Wu	*	*
Haifa Zhu	*	*
Danning Mi	*	*
____________

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this table, would beneficially own less than 1% of our ordinary shares.

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

(3)
Crystal Day Holdings Limited, a Hong Kong corporation, is wholly-owned by Silver Rose Investment Limited.  Silver Rose Investment Limited is a British Virgin Islands corporation, which in turn is wholly-owned by HSBC International Trustee Limited acting as trustee of The C&T Trust. The number of shares was taken from the Schedule 13G filed with the SEC by Crystal Day Holdings Limited on January 7, 2008.

(4)	The number of shares was taken from the Schedule 13G filed with the SEC by FMR LLC on May 11, 2009.

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

None of our existing shareholders have voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2009, of the 133,536,978 issued and outstanding ordinary shares, approximately 35.85% of those ordinary shares were held in the United States by 136 institutional holders of record.

B.	RELATED PARTY TRANSACTIONS

Shanda Computer/Shanda Networking Arrangements

In order to comply with PRC regulations, as of the date of this annual report, we operate our service platform business in China through Shanda Networking, a company wholly-owned by Tianqiao Chen and Danian Chen, who are our founders and are also PRC citizens. We have entered into VIE agreements with Shanda Networking and its shareholders.  The VIE agreements may only be amended with the approval of the audit committee of our board of directors.

Shareholder Rights and Corporate Governance

Transfer of Ownership when Permitted by Law. On December 30, 2003, Shengqu entered into a purchase option and cooperation agreement, or the purchase option agreement, with Tianqiao Chen, Danian Chen and Shanda Networking. Effective as of July 1, 2008, Shengqu assigned the purchase option agreement to Shanda Computer. Due to the assignment,  Tianqiao Chen and Danian Chen jointly granted Shanda Computer an exclusive option to purchase all of their equity interest in Shanda Networking, and Shanda Networking granted Shanda Computer an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law or (2) to the extent permitted by law, with respect to his individual interest, either Tianqiao Chen and Danian Chen ceases to be a director or employee of Shanda Networking or desires to transfer his equity interest in Shanda Networking to a third party. Shanda Computer may purchase such interest or assets by itself or designate another party to purchase such interest or assets. The exercise price of the option will be equal to the lower of RMB10 million or the lowest price permitted by PRC law, or a pro rata portion thereof for a purchase of a portion of the equity interest in, or assets of, Shanda Networking. Shanda Computer will bear the tax consequences of Tianqiao Chen and Danian Chen caused by any exercise by Shanda Computer of the option to purchase the equity interest in Shanda Networking. Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered. Pursuant to the purchase option agreement, at all times before Shanda Computer acquires 100% of Shanda Networking’s shares or assets, Shanda Networking may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance is relating to the daily operation of

Shanda Networking or has been disclosed to and consented to in writing by Shanda Computer; (2) enter into any transaction which may have a material effect on Shanda Networking assets, liabilities, operations, equity or other legal interests unless such transaction relates to the daily operation of Shanda Networking or has been disclosed to and consented to in writing by Shanda Computer; and (3) distribute any dividends to its shareholders in any manner, and Tianqiao Chen and Danian Chen may not cause Shanda Networking to amend its articles of association to the extent such amendment may have a material effect on Shanda Networking’s assets, liabilities, operations, equity or other legal interests except for pro rata increases of registered capital required by law.

Voting Arrangement. Pursuant to two proxies executed and delivered by Tianqiao Chen and Danian Chen to Shanda Computer by Shanda Computer, on July 1, 2008, Tianqiao Chen and Danian Chen have granted Shanda Computer or any person designated by Shengqu the power to exercise their rights as the shareholders of Shanda Networking.

Share Pledge Agreement. Pursuant to a share pledge agreement, dated July 1, 2008, Tianqiao Chen and Danian Chen have pledged all of their equity interest in Shanda Networking to Shanda Computer to secure the payment obligations of Shanda Networking under all of the agreements between Shanda Networking and Shanda Computer. Under this agreement, Tianqiao Chen and Danian Chen have agreed not to transfer, assign, pledge or in other manner dispose of their interests in Shanda Networking or create any other encumbrance on their interests in Shanda Networking which may have a material effect on Shanda Computer’s interests without the written consent of Shengqu.

Other Related Party Transactions

Game License Agreements with Actoz. On November 26, 2008, Shanda Games entered into an agreement with Actoz to extend the term of our exclusive license to operate Mir II in China for up to eight years.  Shanda Games has also entered into agreements with Actoz for an exclusive license to operate other online games in China, such as Lazeska.  Shanda Games currently owns approximately 53.8% of the outstanding stock of Actoz.

Transfer of Equity Interest of Actoz.  On May 29, 2009, we entered into an agreement to sell all of our equity interests in Actoz to Shanda Games in consideration for approximately US$70.2 million in cash.

Item 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Please see Item 18 “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

We are not involved in any legal matters that management believes will have a material adverse effect on our business.

Dividend Policy

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

Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:

On May 25, 2009, we announced our intention to submit a draft registration statement on a confidential basis to the U.S. Securities and Exchange Commission for a potential initial public offering of Shanda Games.

On June 8, 2009, we signed a definitive agreement with Hurray! to purchase, by means of a tender offer, 51% of the outstanding shares of Hurray!.  Hurray! is a leader in artist development, music production and offline distribution in China and a leading distributor of music and music-related products such as ringtones, ring-back tones, and truetones, to mobile users in China through a wide range of wireless value-added services platforms over mobile networks and through the Internet. We launched the tender offer on June 16, 2009.

Item 9.  THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

Our ADSs, each representing two of our ordinary shares, have been listed on The NASDAQ Global Market since May 13, 2004. Our ADSs trade under the symbol “SNDA.” The following table provides the high and low sale prices for our ADSs on The NASDAQ Global Select Market for (1) the years of 2004 (since the date of our IPO), 2005, 2006, 2007 and

2008, (2) each of the quarters since the first quarter of 2007, and (3) each of the most recent six months. On June 29, 2009, the last reported sale price for our ADSs was US$55.70 per ADS.

	Market Price (US$)
	High	Low
Yearly highs and lows Year 2004 (from May 13, 2004)	44.30	10.58
Year 2005	42.90	14.80
Year 2006	22.21	12.23
Year 2007	39.89	20.59
Year 2008	37.60	21.08
Quarterly highs and lows:
First quarter 2007	26.85	20.59
Second quarter 2007	31.00	24.31
Third quarter 2007	37.94	23.75
Fourth quarter 2007	39.89	31.04
First quarter 2008	34.89	25.91
Second quarter 2008	37.60	26.44
Third quarter 2008	30.74	22.06
Fourth quarter 2008	32.36	21.08
First quarter 2009	39.53	26.19
Monthly highs and lows:
December 2009	32.36	21.08
January 2009	33.47	26.19
February 2009	32.82	29.22
March 2009	39.53	30.76
April 2009	53.75	40.80
May 2009	57.62	47.22
June 2009 (through June 29)	63.66	50.83

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

Our ADSs, each representing two of our ordinary shares, have been listed on The NASDAQ Global Market since May 13, 2004 under the symbol “SNDA.”

D.	SELLING SHAREHOLDER

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

Item 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Substantially all of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar, and the Korean Won, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rats for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further reevaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As substantially all of our revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations.

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

The following is a general summary of certain Cayman Islands, the People’s Republic of China  and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective holder of our ADSs. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China  and the United States.

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

People’s Republic of China Taxation

In 2007, China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, would generally impose a 10% withholding tax on dividends payable to our non-PRC shareholders and, while less clear, with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains. See “Risk Factors— Risk Relating to Our ADSs— We may  be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax”.

If we are not deemed to be a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares or ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.

United States Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own ordinary shares or ADSs.  This discussion applies only to a U.S. Holder that owns ordinary shares or ADSs as capital assets for tax purposes.  In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons who acquired our ordinary shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons that own or are deemed to own ordinary shares or ADSs representing ten percent or more of our voting stock; or

•	persons that own ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships owning ordinary shares or ADSs, and partners in such partnerships, should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ordinary shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.  It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a holder who is a beneficial owner of ordinary shares or ADSs and is, for U.S. federal income tax purposes:

•	a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares.  These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

Taxation of Distributions.  We do not anticipate paying dividends in the foreseeable future (see “Dividend Policy” in Item 8 above).  Subject to the passive foreign investment company rules described below, any distributions paid on our ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt, or in the case of ADSs, the depositary’s receipt, of the dividend.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 may be taxable at reduced rates up to a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NASDAQ, where our ADSs are traded.  U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive in respect of our ordinary shares or ADSs and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

As described in “Taxation—People’s Republic of China Taxation,” if we were deemed to be a tax resident enterprise under PRC tax law, dividends paid with respect to our ordinary shares or ADSs might be subject to PRC income taxes.  For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes.  The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.  Subject to applicable limitations, and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, any PRC income taxes withheld from dividends will be creditable against the U.S. Holder’s U.S. federal income tax liability.  The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.  Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such PRC taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Ordinary Shares or ADSs.  Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year.  The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the relevant ordinary shares or ADSs and the amount realized on the disposition.  This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

As described in “Taxation—People’s Republic of China Taxation,” if we were deemed to be a tax resident enterprise under PRC tax law, gains from dispositions of our ordinary shares or ADSs may be subject to PRC income tax.  In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax.  A U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat the disposition gain as foreign-source gain for foreign tax credit purposes.  U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the income tax treaty between the United States and the PRC and the creditability of any PRC income tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules.  Although it is not clear how the contractual arrangements between us and our PRC operating companies will be treated for purposes of the passive foreign investment company (“PFIC”) rules, based on the composition of our income and assets, including goodwill, and on the market price of our ADSs, we believe we were not a PFIC for our 2008 taxable year.

In general, a foreign corporation is a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.  If a corporation owns at least 25% (by value) of the stock of another corporation, the corporation will be treated, for purposes of the PFIC tests, as owning its proportionate share of the 25%-owned subsidiary’s assets and receiving its proportionate share of the 25%-owned subsidiary’s income.

If we were a PFIC for any taxable year and any of our subsidiaries or other entities in which we own equity interests were also a PFIC (“Lower-tier PFICs”), U.S. Holders would be deemed to own their proportionate share of the Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules applicable to PFICs on (i) certain distributions by a  Lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

The determination of whether we are a PFIC is made annually.  Because this annual test is based on the composition of our income and assets and the market value of our assets from time to time, which may be determined, in part, by reference to the market price of our ADSs (which may fluctuate considerably given that the market price of Internet and online game companies historically have been volatile) we may be a PFIC in the current or any other taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held our ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences.  Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ordinary shares or ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such shares or ADSs.  The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts.  Further, to the extent that any distribution received by a U.S. Holder on ordinary shares or ADSs exceeds 125% of the average of the annual distributions on such shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the ordinary shares or ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above.  The ordinary shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares or ADSs, as the case may be, were traded on a qualified exchange on at least 15 days during each calendar quarter.  The NASDAQ is a qualified exchange for this purpose.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).  If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares or ADSs will be adjusted to reflect these income or loss amounts.  Any gain recognized on the sale or other disposition of ordinary shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

If we were a PFIC for any year during which a U.S. Holder held our ordinary shares or ADSs, we would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder held the ordinary shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status.  In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ordinary shares or ADSs during any year in which we are a PFIC, the U.S. Holder generally must file an IRS Form 8621 with respect to us, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding.  Payments of dividends (if any) with respect to our ordinary shares or ADSs and sales proceeds from the sale or other disposition of our ordinary shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax.  The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

We will furnish to The Bank of New York, as depositary of our ADSs, copies of our annual report. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

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

Not applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits, investments in fixed deposits with maturity over three months, PRC government and PRC corporate bonds, and interest expenses to be incurred if we seek to obtain a credit facility to satisfy our cash requirement for the repayment of the convertible notes. We have not used derivative financial instruments in our investment portfolio in order to reduce interest rate risk. Interest earning instruments carry a degree of interest rate risk. However, our future interest income may change, subject to market interest rate movement.

 Foreign Currency Risk

Our business is operated in the PRC, and its value is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. The fluctuation of foreign exchange rate between U.S. dollars and Renminbi affects the value of your investment in our ADSs. Most of our revenues and expenses are substantially denominated in Renminbi, and their exposure to foreign exchange risks should generally be limited. However, as at the release date of our annual report, we do have material monetary assets and liabilities denominated in U.S. dollars, which mainly consist of the investments in marketable securities and the convertible notes. The fluctuation of foreign exchange rate affects the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, appreciation of Renminbi against U.S. dollars will devaluate the assets and liabilities denominated in U.S. dollars, while devaluation of Renminbi against U.S. dollars will appreciate the assets and liabilities denominated in U.S. dollars. Effective from January 1, 2007, we changed our functional currency from Renminbi to U.S. dollars due to changes in its economic facts and circumstances, including an active plan to explore overseas markets. Going forward, the exchange gain or losses from revaluation of our monetary assets and liabilities denominated in U.S. dollars will not be recorded in the statement of operations, but instead will be treated as a cumulative translation adjustment under shareholders’ equity in the balance sheet.

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

Not applicable

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission’s rules and regulations.

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

Under the supervision and with the participation of the Company’s management, including our principal executive officer and principal financial officer, the Group conducted an assessment of the effectiveness of its internal control over financial reporting based upon criteria established by the Committee of Sponsoring Organizations of the

Treadway Commission (“COSO”) in Internal Control — Integrated Framework. Based on this assessment, management determined that the Group’s internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, the Company’s independent registered public accounting firm, as stated in its report included on page F-2.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Jingsheng Huang qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.

Our board of directors has determined that Mr. Jingsheng Huang is independent as such term is defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.

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

	For the year ended December 31,
	2007	2008
	RMB	RMB	US$
	(in thousands)

Audit fees (1)	12,500	12,990	1,904
Audit-related fees (2)	1,100	4,780	701
Tax fees (3)	-	450	66
Total	13,600	18,220	2,671

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

(3)	Tax fees means the aggregate fees for tax related service.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of ADS Purchased (1)(2)	(b) Average Price Paid per ADS in US$ (1)(2)	(c) Total Number of ADS Purchased as Part of Publicly Announced Plan (2)(3)	(d) Maximum Approximate U.S. dollar Value of ADS that May Yet Be Purchased Under the Plan in US$(4)
September 1 – September 30, 2008				125,000,000
December 1 – December 31, 2008	91,597	25.14	91,597	122,697,251

(1)
On September 8, 2008, we announced that our board of directors authorized us to repurchase up to US$200 million worth of our outstanding ADS from time to time over a period of 12 months following the plan’s approval date.  On September 10, 2008, we announced that we had entered into an agreement to repurchase US$175 million worth of our outstanding ADSs pursuant to an accelerated share repurchase program agreement (“ASB”).  Under the terms of the ASB, we received an initial 3.3 million ADSs followed by an additional 0.4 million ADSs on a monthly basis for the subsequent six months.  The 5.7 million ADSs represent the minimum number of ADSs to be received under the ASB.  On March 19, 2009, we received an additional 0.5 million ADSs as the final adjustment under the ASB.  We repurchased an aggregate of 6.2 million ADSs under the ASB.

(2)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.
(3)	Includes the 1.7 million ADSs delivered under the ASB in January, February and March of 2009 but paid for in September.

(4)	On December 30, 2008, our board of directors authorized us to repurchase an additional US$100 million or an aggregate of US300 million worth of outstanding ADSs.

Item 16F.       CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

Item 16G.       CORPORATE GOVERNANCE

A majority of our directors do not qualify as independent directors.  In addition, we do not have a nominations committee, nor is independent director involvement required in the selection of director nominees or in the determination of executive compensation. This home country practice of ours differs from Rule 5605(b), (d) and (e) of the NASDAQ Listing Rules, because there are no specific requirements under Cayman Islands law on director independence or on the establishment of a nominations committee, and neither are there any requirements on independent directors’ involvement in the selection of director nominees nor in the determination of executive compensation.

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

We also have established a disclosure committee, which is comprised of certain members of senior management. Pursuant to the disclosure committee’s charter, which was ratified by our board of directors, the disclosure committee is responsible for adopting, evaluating and overseeing our disclosure controls and procedures and internal controls.

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

2.4
Sale and Purchase Agreement, among Shanda Interactive Entertainment Limited, Jong Hyun Lee, Il Wang Park, Byung Chan Park, Jin Ho Lee. Sang Jun Roh, Sung Gon Bae and Yong Sung Cho, dated November 29, 2004 in connection with the sale of shares of Actoz Soft Co., Ltd. to Shanda Interactive Entertainment Limited (incorporated by reference to Exhibit 2.7 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

4.1
Employee Stock Option Plan and form of share option agreement (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-l (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.2
Employee Equity Compensation Plan (incorporated by reference to Exhibit 99.2 to our press release on Form 6-K (file no. 000-50705) filed with the Securities and Exchange Commission on September 22, 2005).

4.3
Articles of Association of Shengqu Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-l (file no. 333.114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.4*	Share Entrustment Agreement among Tianqiao Chen, Danian Chen and Shanda Computer (Shanghai) Co., Ltd. dated July 1, 2008 (English Translation).

4.5*	Share Pledge Agreement among Tianqiao Chen, Danian Chen and Shanda Computer (Shanghai) Co., Ltd. dated July 1, 2008 (English Translation).

4.6*	Power of Attorney executed by Tianqiao Chen in favor of Shanda Computer (Shanghai) Co., Ltd. dated July 1, 2008 (English Translation).

4.7*	Power of Attorney executed by Danian Chen in favor of Shanda Computer (Shanghai) Co., Ltd. dated July 1, 2008 (English Translation).

4.8*
Assignment Agreement of Purchase Option and Cooperation Agreement among Shanda Computer (Shanghai) Co., Ltd., Shanghai Shanda Networking Development Co., Ltd., Shengqu Information Technology Co., Ltd., Tianqiao Chen and Danian Chen dated July 1, 2008 (English Translation).

4.9*	Business Operating Agreement among Shanda Computer (Shanghai) Co., Ltd., Shanghai Shanda Networking Development Co., Ltd., Tianqiao Chen and Danian Chen dated July 1, 2008 (English Translation).

4.10*	Exclusive Consulting and Service Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Development Co., Ltd. dated July 1, 2008 (English Translation).

4.11*	Termination Agreement to the Share Pledge Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Tianqiao Chen and Danian Chen dated July 1, 2008 (English Translation).

4.12*
Share Entrustment Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (English Translation).

4.13*	Share Pledge Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (English Translation).

4.14*	Power of Attorney executed by Dongxu Wang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008.

4.15*	Power of Attorney executed by Yingfeng Zhang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008.

4.16*
Share Disposition Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (English Translation).

4.17*
Business Operating Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (English Translation).

4.18*	Exclusive Consulting and Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (English Translation).

4.19*	Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Dongxu Wang dated July 1, 2008 (English Translation).

4.20*	Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Yingfeng Zhang dated July 1, 2008 (English Translation).

4.21*	Termination Agreement to the Loan Agreement between Shanghai Shanda Networking Co., Ltd. and Yingfeng Zhang dated July 1, 2008 (English Translation).

4.22*
Termination Agreement to the Share Purchase Option Agreement among Shanghai Shulong Technology Development Co., Ltd., Shanghai Shanda Networking Co., Ltd. and Yingfeng Zhang dated July 1, 2008 (English Translation).

4.23*	Termination Agreement to the Share Pledge Agreement between Shanghai Shanda Networking Co., Ltd. and Yingfeng Zhang dated July 1, 2008 (English Translation).

4.24
Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shanghai Pudong New Area Imp. & Exp. Corp. and Actoz Soft Co., Ltd., dated June 29, 2001, (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.25
Supplemental Agreement among Shanghai Shanda Networking Co., Ltd., Actoz Soft Co., Ltd. and Wemade Entertainment Co., Ltd., dated July 14, 2002, (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

4.26
Settlement Agreement between Shanghai Shanda Networking Co., Ltd., and Actoz Soft Co., Ltd., dated August 19, 2003, (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 33-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.27
Amendment Agreement among Shanghai Shanda Networking Co., Ltd., Actoz Soft Co., Ltd., Shanghai Pudong Import & Export Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated August 19, 2003, (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 20, 2004).

4.28
Extension Agreement among Actoz Soft Co., Ltd,. Shanghai Shanda Networking Co., Ltd., and Shanghai Pudong Imp.& Exp. Co., Ltd., dated September 22, 2005 (Incorporated by reference to Exhibit 4.21 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on June 29, 2006).

4.29*	Extension Agreement II among Actoz Soft Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Pudong Imp.& Exp. Co., Ltd., dated November 26, 2008.

4.30*	Assignment Agreement among Actoz Soft Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated July 1, 2008.

4.31
Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Securities and Exchange Commission on April 2, 2004).

8.1*	List of Subsidiaries.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Securities and Exchange Commission on May 31, 2005).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer and Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

* filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANDA INTERACTIVE
ENTERTAINMENT LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Chairman and Chief Executive Officer

Date: June 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
SHANDA INTERACTIVE ENTERTAINMENT LIMITED:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Shanda Interactive Entertainment Limited (the “Company”) and its subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the three years ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  In addition, in our opinion, the accompanying Financial Statement Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements and the Financial Statement Schedule I, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting included in Item 15 of the accompanying Form 20-F (“Management's Report on Internal Control over Financial Reporting”).  Our responsibility is to express opinions on these financial statements, on the Financial Statement Schedule I, and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As disclosed in Note 2(27) to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No.109, Accounting for Income Taxes”.

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

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People's Republic of China
June 30, 2009

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended December 31
	Notes	2006	2007	2008	2008
		RMB	RMB	RMB	US$
					(Note 2(4))
Net revenues:	2(18)
Online game related revenues
MMORPGs related revenues		1,240,095,933	2,040,937,961	2,982,334,957	437,132,277
Casual game related revenues		302,800,432	329,654,387	440,948,871	64,631,568
Other revenues	5	111,563,960	96,672,154	145,784,600	21,368,208
Total net revenues		1,654,460,325	2,467,264,502	3,569,068,428	523,132,053

Cost of revenue	2(21)	(689,805,061)	(807,101,556)	(1,020,470,247)	(149,574,239)

Gross profit		964,655,264	1,660,162,946	2,548,598,181	373,557,814

Operating expenses:
Product development	2(22)	(167,792,398)	(163,546,391)	(274,653,604)	(40,257,032)
Sales and marketing	2(23)	(181,084,551)	(179,713,493)	(317,950,533)	(46,603,229)
General and administrative	2(24)	(238,146,205)	(314,938,803)	(513,710,546)	(75,296,526)
Total operating expenses		(587,023,154)	(658,198,687)	(1,106,314,683)	(162,156,787)
Income from operations		377,632,110	1,001,964,259	1,442,283,498	211,401,027

Interest income		24,742,314	65,804,468	72,590,963	10,639,936
Interest expense		(17,490,851)	(13,131,146)	(10,295,375)	(1,509,033)
Investment income	13	72,362,284	469,816,746	8,179,567	1,198,911
Other income, net	6	133,912,758	28,041,475	36,656,989	5,372,956
Income before income tax expenses, equity in losses of affiliated companies, and minority interests		591,158,615	1,552,495,802	1,549,415,642	227,103,797

Income tax expenses	7	(36,488,915)	(133,836,237)	(276,471,101)	(40,523,430)
Equity in losses of affiliated companies	12	(26,226,708)	(15,502,851)	(337,384)	(49,452)
Minority interests		766,886	(7,014,687)	(24,205,238)	(3,547,855)
Net income		529,209,878	1,396,142,027	1,248,401,919	182,983,060

Other comprehensive income:
Unrealized appreciation of marketable securities	2(7)	191,833,841	61,850,719	110,007	16,124
Reclassification of realized gains of marketable securities in net income	2(7)	(23,562,881)	(260,252,994)	-	-
Currency translation adjustments of the Company	2(3)	-	(14,371,776)	(39,053,516)	(5,724,224)
Currency translation adjustments of an affiliated company/ a subsidiary	2(3)	6,629,305	(14,478,214)	(72,495,874)	(10,625,999)
Comprehensive income		704,110,143	1,168,889,762	1,136,962,536	166,648,961

Earnings per share	2(30), 8
Basic		3.71	9.74	8.73	1.28
Diluted		3.66	9.54	8.63	1.26

Earnings per ADS
Basic		7.42	19.48	17.46	2.56
Diluted		7.32	19.08	17.26	2.52

Weighted average ordinary shares outstanding	8
Basic		142,598,398	143,340,207	142,991,542	142,991,542
Diluted		144,605,703	146,286,519	144,674,902	144,674,902

Weighted average ADS outstanding
Basic		71,299,199	71,670,104	71,495,771	71,495,771
Diluted		72,302,852	73,143,259	72,337,451	72,337,451

Share-based compensation included in:	2(25), 21
Cost of revenue		(454,783)	(266,335)	(857,570)	(125,697)
Product development		(1,074,650)	(842,227)	(1,865,540)	(273,439)
Sales and marketing		(98,665)	-	(1,000,655)	(146,670)
General and administrative		(38,388,924)	(57,096,570)	(52,318,564)	(7,668,533)

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2007	December 31, 2008	December 31, 2008
		RMB	RMB	US$
				(Note 2(4))

ASSETS
Current assets:
Cash and cash equivalents	2(5), 9	1,985,301,531	3,397,844,387	498,035,088
Short-term investments	2(6)	791,309,160	853,299,143	125,071,329
Marketable securities	2(7), 13	11,243,594	36,695,541	5,378,606
Accounts receivable, net of allowance for doubtful accounts	2(8), 10	32,167,476	35,783,201	5,244,881
Inventories	2(9), 11	2,157,973	3,185,570	466,921
Deferred licensing fees and related costs	2(20)	51,311,834	54,117,546	7,932,217
Prepayments and other current assets		67,953,183	190,257,782	27,886,813
Deferred tax assets	7	67,282,205	89,333,100	13,093,895
Total current assets		3,008,726,956	4,660,516,270	683,109,750

Investment in equity investees	2(10), 12	8,470,716	61,212,309	8,972,123
Property and equipment	2(11), 14	316,182,304	312,434,922	45,794,785
Intangible assets	2(12), 15	314,067,437	476,253,557	69,806,311
Goodwill	2(13), 16	606,220,501	590,267,898	86,517,830
Long-term rental deposits		56,329,734	50,423,134	7,390,713
Long-term prepayments	2(14)	122,579,505	122,975,615	18,025,008
Other long term assets	2(15)	247,099,793	159,036,211	23,310,547
Non-current deferred tax assets	7	83,055,190	34,727,042	5,090,076
Total assets		4,762,732,136	6,467,846,958	948,017,143

LIABILITIES
Current liabilities:
Accounts payable		48,551,628	54,468,189	7,983,611
Licensing fees payable		88,549,249	203,162,170	29,778,259
Taxes payable		127,548,651	112,502,637	16,489,943
Deferred revenue	2(19)	408,598,028	513,832,116	75,314,345
Due to related parties	23	3,044,007	3,043,783	446,139
Other payables and accruals	17	191,598,744	349,935,863	51,291,442
Deferred tax liabilities	7	7,414,184	67,754,854	9,931,089
Total current liabilities		875,304,491	1,304,699,612	191,234,828

Non-current deferred tax liabilities	7	34,056,309	31,469,396	4,612,590
Non-current income tax liabilities	7	9,427,110	9,427,110	1,381,768
Non-current deferred revenue		-	1,724,270	252,733
Other long-term liabilities		4,229,417	871,384	127,722
Convertible debt	18	-	1,196,055,000	175,310,370
Total liabilities		923,017,327	2,544,246,772	372,920,011

Minority interests	19	216,297,998	288,765,123	42,325,412

Commitments and contingencies	25	-	-	-

Shareholders' equity
Ordinary shares (US$0.01 par value, 186,000,000 shares authorized, 144,741,544 issued and outstanding as of December 31, 2007, and 136,931,734 issued and outstanding as of December 31, 2008)		11,962,574	11,417,174	1,673,459
Additional paid-in capital		1,614,401,350	1,230,162,337	180,309,613
Statutory reserves	2(28)	147,694,485	183,754,502	26,933,602
Accumulated other comprehensive loss		(22,170,294)	(133,609,677)	(19,583,683)
Retained earnings		1,871,528,696	2,343,110,727	343,438,729
Total shareholders' equity		3,623,416,811	3,634,835,063	532,771,720

Total liabilities and shareholders' equity		4,762,732,136	6,467,846,958	948,017,143

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares
	(US$0.01 par value)					Accumulated
	Number	Par	Additional paid-in	Statutory	Deferred share-based	other comprehensive	Retained	Total shareholders'
	of shares	value	capital	reserves	compensation	income (loss)	earnings	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2006	141,982,766	11,751,186	1,397,092,348	87,619,085	(3,595,349)	30,181,706	114,809,634	1,637,858,610

Exercise of share option	1,226,082	97,809	34,732,972	-	-	-	-	34,830,781
Write-off deferred share-based compensation	-	-	(3,595,349)	-	3,595,349	-	-	-
Recognize share-based compensation under FAS123R	-	-	40,017,022	-	-	-	-	40,017,022
Unrealized net appreciation of marketable securities	-	-	-	-	-	191,833,841	-	191,833,841
Realized net appreciation of marketable securities	-	-	-	-	-	(23,562,881)	-	(23,562,881)
Currency translation adjustments of an affiliated company	-	-	-	-	-	6,629,305	-	6,629,305
Equity pick-up of the equity movement in an affiliated company	-	-	577,704	-	-	-	-	577,704
Net income	-	-	-	-	-	-	529,209,878	529,209,878
Appropriations to statutory reserves	-	-	-	54,400,074	-	-	(54,400,074)	-
Balance as of December 31, 2006	143,208,848	11,848,995	1,468,824,697	142,019,159	-	205,081,971	589,619,438	2,417,394,260

Exercise of share option	3,009,246	227,845	104,866,614	-	-	-	-	105,094,459
Recognize share-based compensation under FAS123R	-	-	53,752,161	-	-	-	-	53,752,161
Repurchase of shares	(1,476,550)	(114,266)	(15,298,905)				(108,557,443)	(123,970,614)
Unrealized net appreciation of marketable securities	-	-	-	-	-	61,850,719	-	61,850,719
Realized net appreciation of marketable securities	-	-	-	-	-	(260,252,994)	-	(260,252,994)
Currency translation adjustments of the Company	-	-	-	-	-	(14,371,776)	-	(14,371,776)
Currency translation adjustments of an affiliated company/a subsidiary	-	-	-	-	-	(15,008,981)	-	(15,008,981)
Equity pick-up of the equity movement in an affiliated company	-	-	2,256,783	-	-	530,767	-	2,787,550
Net income	-	-	-	-	-	-	1,396,142,027	1,396,142,027
Appropriations to statutory reserves	-	-	-	5,675,326	-	-	(5,675,326)	-
Balance as of December 31, 2007	144,741,544	11,962,574	1,614,401,350	147,694,485	-	(22,170,294)	1,871,528,696	3,623,416,811

Exercise of share option	1,227,728	85,306	42,359,041	-	-	-	-	42,444,347
Recognize share-based compensation under FAS123R			53,715,776	-	-	-	-	53,715,776
Repurchase of shares	(9,037,538)	(630,706)	(98,295,606)	-	-	-	(740,759,871)	(839,686,183)
Prepayment for share repurchase	-	-	(373,067,467)	-	-	-	-	(373,067,467)
Repurchase of own shares by a subsidiary	-	-	(8,950,757)	-	-	-	-	(8,950,757)
Unrealized net appreciation of marketable securities	-	-		-	-	110,007	-	110,007
Currency translation adjustments of the Company	-	-		-	-	(39,053,516)	-	(39,053,516)
Currency translation adjustments of a subsidiary	-	-		-	-	(72,495,874)	-	(72,495,874)
Net income	-	-	-	-	-	-	1,248,401,919	1,248,401,919
Appropriations to statutory reserves	-	-	-	36,060,017	-	-	(36,060,017)	-
Balance as of December 31, 2008	136,931,734	11,417,174	1,230,162,337	183,754,502	-	(133,609,677)	2,343,110,727	3,634,835,063

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Cash flows from operating activities:				(Note 2(4))
Net income	529,209,878	1,396,142,027	1,248,401,919	182,983,060
Adjustments for:
Share-based compensation costs	40,017,022	58,205,132	56,042,329	8,214,339
Depreciation of property and equipment	72,149,184	85,469,276	90,587,389	13,277,741
Amortization of intangible assets	81,768,130	110,544,381	148,135,327	21,712,763
Impairment and write off of goodwill	-	-	15,952,603	2,338,234
Amortization of land use right	907,898	1,710,287	2,273,890	333,293
Intangible assets impairment	-	20,095,454	-	-
Provision for losses on receivables and other assets	26,365,478	(7,415,810)	15,030,858	2,203,131
Loss from disposal of fixed assets	3,419,794	2,349,843	891,250	130,634
Investment income	(72,362,284)	(469,816,746)	(8,179,567)	(1,198,911)
Write off purchased in-process research and development	-	3,072,821	-	-
Foreign exchange (gain) loss	(59,484,139)	4,848,201	557,872	81,768
Deferred taxes	(296,670)	(37,821,865)	50,244,477	7,364,525
Equity in loss of affiliated companies	26,226,708	15,502,851	337,384	49,452
Minority interests	(766,886)	7,014,687	24,205,238	3,547,855
Interest expense	17,490,851	13,244,238	10,295,375	1,509,033
Other income	-	-	(7,996,151)	(1,172,027)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	29,076,513	25,960,114	(10,835,868)	(1,588,255)
Inventories	19,508,758	6,949,327	(1,009,682)	(147,993)
Due from related parties	(4,000,000)	2,000,000	-	-
Deferred licensing fees and related costs	(3,365,349)	(24,062,081)	(3,595,591)	(527,020)
Prepayments and other current assets	11,313,765	21,982,426	(132,600,276)	(19,435,731)
Upfront licensing fee paid in intangible assets	(17,789,460)	(41,300,254)	(27,000,833)	(3,957,616)
Prepayment for upfront license fee in other long term assets	-	(234,449,793)	(47,021,644)	(6,892,143)
Other long-term deposits	-	576,520	(13,731,015)	(2,012,608)
Accounts payable	(15,310,787)	3,088,991	15,662,428	2,295,702
Licensing fees payable	(4,022,317)	22,247,906	40,980,808	6,006,714
Taxes payable	42,811,523	4,969,232	(10,012,822)	(1,467,618)
Deferred revenue	29,193,966	192,704,627	107,760,135	15,794,816
License fee payable to a related party	32,259,836	(46,090,032)	-	-
Due to related parties	3,403	224	(224)	(33)
Other payables and accruals	(4,258,199)	22,249,613	172,328,138	25,258,799
Net cash provided by operating activities	780,066,616	1,159,971,597	1,737,703,747	254,701,904

Cash flows from investing activities:
Increase of short-term investments	(281,038,957)	(231,497,377)	(134,544,456)	(19,720,697)
Purchase of marketable securities	(464,308,360)	-	(25,341,941)	(3,714,466)
Proceeds from disposal of marketable securities	788,774,864	2,042,337,912	-	-
Proceeds from income of other investment	5,582,574	40,205,163	6,519,253	955,552
Proceeds from interest income of restricted cash	2,750,995	-	-	-
Proceeds from income of marketable securities	-	-	1,660,314	243,359
Increase in loan receivable	-	(14,000,000)	(16,350,000)	(2,396,482)
Purchase of property and equipment	(122,542,521)	(90,694,661)	(95,135,704)	(13,944,405)
Prepayment for purchase of land use right	(82,909,514)	(12,630,226)	-	-
Prepayment for investment in equity investees	-	(12,150,000)	-	-
Prepayment for purchase of subsidiaries and VIEs	-	-	(11,170,000)	(1,637,230)
Proceeds from disposal of fixed assets	357,457	1,647,860	896,851	131,455
Purchase of intangible assets	(14,572,071)	(10,262,238)	(24,686,467)	(3,618,390)
Net cash paid for purchase of subsidiaries and VIEs	(256,187,213)	(20,167,197)	(25,150,477)	(3,686,401)

Net cash paid for purchase of additional shares in a subsidiary from minority shareholders	-	-	(13,041,267)	(1,911,509)
Proceeds from disposal of a VIEs, net	-	-	(56,603)	(8,297)
Repurchase of own shares by a subsidiary			(17,865,782)	(2,618,656)
Investment in affiliated companies	(25,130,698)	(5,000,000)	(39,327,000)	(5,764,309)
Net cash (used in) provided by investing activities	(449,223,444)	1,687,789,236	(393,593,279)	(57,690,476)

Cash flows from financing activities:
Proceeds from issuance of common stock under stock option plan	23,576,841	115,566,357	43,244,931	6,338,575
Proceeds from issuance of convertible debt, net of issuance costs	-	-	1,171,303,200	171,682,404
Proceeds from issuance of preferred shares of a subsidiary, net of issuance costs	-	-	139,963,792	20,515,030
Repurchase of common stock	-	(123,970,614)	(839,686,183)	(123,076,025)
Prepayment for repurchase of common stock	-	-	(373,067,467)	(54,681,930)
Settlement of convertible debt	-	(2,044,891,442)	-	-
Cash injection in VIE subsidiaries by minority shareholders	288,000	-	5,000	733
Net cash provided by (used in) financing activities	23,864,841	(2,053,295,699)	141,763,273	20,778,787

Effect of exchange rate changes on cash	(12,428,361)	(101,064,856)	(73,330,885)	(10,748,389)

Net increase in cash and cash equivalents	342,279,652	693,400,278	1,412,542,856	207,041,826
Cash, beginning of year	949,621,601	1,291,901,253	1,985,301,531	290,993,262
Cash, end of year	1,291,901,253	1,985,301,531	3,397,844,387	498,035,088

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	25,867,784	162,322,739	347,562,764	50,943,608

Supplemental disclosure of non-cash investing and financing activities:
Accrual related to purchase of property and equipment	66,775,841	25,042,342	15,296,475	2,242,063
Acquisition related obligation at year end	-	20,200,000	5,550,000	813,485

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(AMOUNTS EXPRESSED IN Renminbi (RMB) UNLESS OTHERWISE STATED)

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Shanda Interactive Entertainment Limited (the “Company” or “Shanda Interactive”), its subsidiaries, which mainly include Shanda Holdings Limited (the “Shanda BVI”) , Shanda Games Limited, Shanda Online International (HK) Limited, Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”), Shanda Computer Co., Ltd. (“Shanda Computer”) and certain variable interest entities (“VIEs” or “VIE subsidiaries”), which mainly include Shanghai Shanda Networking Co., Ltd. (“Shanda Networking”) and its subsidiaries (“Shanda Networking entities”), and Shanghai Shulong Development Co., Ltd. (“Shanghai Shulong”) and its subsidiaries (“Shulong entities”). The Company, its subsidiaries and VIE subsidiaries are collectively referred to as the “Group”. The Group is principally engaged in the development and operation of online games and integrated platform related businesses in the People’s Republic of China (the “PRC”). The Shanda Networking entities prior to the Separation as defined below include Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng and the Shanda Networking entities following the Separation include Shanda Networking, Nanjing Shanda and Shengfutong Electronic Business Co., Ltd. (“Shengfutong”).

Shanda BVI, formerly known as Spirit High Ventures Ltd., was incorporated in British Virgin Islands as a limited liability company on July 2, 2002. Shengqu and Shanda Networking were incorporated in the PRC on January 21, 2003 and December 29, 1999, respectively. Shanda Interactive was incorporated in the Cayman Islands on November 17, 2003 and became the holding company of the Group through a share purchase agreement in December 2003. Shanda Games Holdings (HK) Limited (“Games Holdings”) is a limited liability company established by the Company on 28 September 2007 and is engaged in investment holding and licensing games to oversea game operators.

In May 2004, Shanda Interactive completed an initial public offering of American Depository Shares (ADSs). ADSs of the Company are traded from May 13, 2004 on NASDAQ National Market under the symbol “SNDA” in the United States of America.

In 2008, the Company commenced a reorganization to provide each of its businesses with a sharper focus on its respective business operations, strategies, and competitive challenges (“the Reorganization”). For example, on June 27, 2008, the Company’s board of directors approved a master separation agreement, effective as of July 1, 2008 pursuant to which the Company transferred substantially all of its assets and liabilities related to the MMORPG and advanced casual game business to a newly-established legal entity, Shanda Games Limited (“Shanda Games”), and Shengqu transferred substantially all of its assets and liabilities unrelated to the MMORPG and advanced casual game business to Shanda Computer and the Company’s other entities (the “Separation”).

Prior to the Separation, in order to comply with certain foreign ownership restrictions of companies that provide Internet content services, the Company operated the MMORPG and advanced casual game business in China primarily through Shanda Networking, a company wholly-owned by Tianqiao Chen, the Company’s chairman and chief executive officer, and Danian Chen, the Company’s director and chief operating officer, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng. The Shanda Networking entities hold the licenses and approvals required to operate the MMORPG and advanced casual game business. At the same time, the Company also operated the integrated service platform through Shanda Networking, and its other businesses through other variable interest entities.

In addition, Shengqu, which is the wholly owned subsidiary of the Company, entered into VIE agreements with Shanda Networking and its shareholders, pursuant to which Shengqu agreed to provide certain services, software licenses and equipment relating to the MMORPG and advanced casual game business to Shanda Networking in exchange for a fee. As a result of these VIE arrangements, Shenqu was considered the primary beneficiary of the Shanda Networking entities and consolidated the results of operations of the Shanda Networking entities in the Company’s financial statements. In addition, Shanda Computer entered into a series of contractual agreements with Shanda Networking pursuant to which Shanda Computer provided certain services and software licenses relating to the integrated service platform to the Shanda Networking entities in exchange for a fee.

 After the Separation, in order to comply with PRC laws restricting foreign ownership in the online game business in China, Shanda Games operates its business in China through the Shulong entities. Shanghai Shulong, a company wholly-owned by two employees of the Company, currently holds an ICP license and an Internet culture operation license which are required to operate its MMORPG and advanced casual game business. Shanda Games publishes its online games under an Internet publishing license held by Shanda Networking. Shengqu owns the substantial majority of Shanda Games’ physical assets.  The Company incorporated Shanda Online International (HK) Limited in Hong Kong on October 2, 2007 to operate the Company’s integrated service platform business through the Shanda Networking entities (“Shanda Online”).  Shanda Networking currently holds an ICP license and an Internet culture operation license that are required to operate its platform business.  As a result of the VIE agreements between Shengqu and both Shanghai Shulong and its shareholders, Shengqu is considered the primary beneficiary of the Shulong entities and Shanda Games consolidates the results of operations of the Shulong entities.  At the same time, Shanda Computer has entered into a similar series of VIE agreements with both Shanda Networking and its shareholders and therefore, Shanda Computer is considred the primary beneficiary of the Shanda Networking entities.

In connection with the Separation, Shanda Games and Shanda Online entered into several operational agreements.  Specifically, Shengfutong, a wholly-owned subsidiary of Shanda Networking, and the Shulong entities entered into a sales agency agreement pursuant to which Shengfutong has agreed, for a period of five years commencing July 1, 2008, to be the exclusive sales agent of the Shulong entities for the distribution of pre-paid cards which can be used to access and play Shanda Games’ MMORPGs and advanced casual games through Shanda Online’s integrated service platform.  Shanda Games has agreed to pay Shengfutong an amount equal to the difference between (x) the amount Shengfutong receives from distributors or users from the sale of the pre-paid cards and (y) a fixed percentage of the face value of a pre-paid card as agreed upon between Shengfutong and Shanda Games.  In addition, Shanda Networking and Nanjing Shanda, on the one hand, and the Shulong entities, on the other hand, entered into a cooperation agreement which provides that Shanghai Shanda and Nanjing Shanda shall provide certain online e-commerce platform services to Shanda Games for a period of five years commencing on July 1, 2008. The services Shanda Networking and Nanjing Shanda have agreed to provide Shanda Games include, among others, online billing and payment, user authentication, customer service, antifatigue compliance, pre-paid card marketing and distribution and data support services.  Shanda Games will pay Shanda Networking a fee which is equal to a fixed percentage of the portion of the face value of the pre-paid cards that are used in Shanda Games’ MMORPGs and advanced casual games.

In addition, the Company transferred all of its equity interest in Actoz, which represented 53.8% of the outstanding shares of Actoz to Shanda Games, in the second quarter of 2009.

2.	PRINCIPAL ACCOUNTING POLICIES

(1)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

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

Prior to the Separation in July 2008, to comply with PRC laws and regulations that restrict foreign ownership of companies to operate online games, the Company operates its online game business in China through Shanda Networking, Nanjing Shanda and Bianfeng Networking. These three companies hold the licenses and approvals to operate online games business in the PRC.

The principal services, software license and equipment lease agreements that Shengqu and Shanda Computer had entered into with Shanda Networking, Nanjing Shanda and Bianfeng Networking are:

•	Equipment leasing agreements, pursuant to which Shanda Networking, Nanjing Shanda and Bianfeng Networking lease a substantial majority of their operating assets from Shengqu;

•	Technical support agreements, pursuant to which Shanda Computer, and Shengqu, provides technical support for Shanda Networking’s operations, respectively;

•
Technology license agreements, pursuant to which Shanda Computer, and Shengqu for the periods prior to January 1, 2007, licenses billing related technology and online game card sales systems to Shanda Networking, Nanjing Shanda and Bianfeng Networking;

•	Software license agreements, pursuant to which Shengqu licenses certain game related software to Shanda Networking, Nanjing Shanda and Bianfeng Networking;

•	A strategic consulting agreement, pursuant to which Shengqu provides strategic consulting services to Shanda Networking; and

•	Online game license agreements, pursuant to which Shanda Networking, Nanjing Shanda and Bianfeng Networking operate certain online games that are licensed or owned by Shengqu.

In addition, Shengqu has entered into agreements with Shanda Networking and its equity owners with respect to certain shareholder rights and corporate governance matters that provide Shengqu with the substantial ability to control Shanda Networking and to obtain profits generated by Shanda Networking. As a result of these agreements, the Company is considered the primary beneficiary of Shanda Networking and accordingly Shanda Networking's results of operations, assets and liabilities are consolidated in the Company's financial statements before the Separation in July 2008.

After the Separation in July 2008, to comply with PRC laws and regulations that restrict foreign ownership of companies that operate online games, Shanda Games conducts its MMORPG and advanced casual game business through Shanghai Shulong, which is wholly owned by certain employees of the Company, and Nanjing Shulong Computer Technology Co., Ltd. (“Nanjing Shulong”) and Shanghai Shulong Computer Technology Co., Ltd. (“Shulong Computer”), which are wholly owned subsidiaries of Shanghai Shulong. These three companies hold the licenses and approvals to operate online games in the PRC except for the Internet publishing license. The capital of Shanghai Shulong is funded by Shengqu and recorded as interest-free loans to these PRC employees. The portion of the loans for capital injection is eliminated with the capital of Shanghai Shulong during consolidation. The interest-free loans to the shareholders of Shanghai Shulong as of December 31, 2008 were RMB10.8 million.

Pursuant to the contractual arrangements with the Shulong entities, Shengqu provide services, software and technology license and equipment to the Shulong entities, in exchange for fees, determined according to certain agreed formulas. During the second half of year 2008, the total amount of such fees was approximately RMB1,132.5 million, which represented the substantial majority operating profit of the Shulong entities. Shengqu has also undertaken to provide financial support to Shanghai Shulong to the extent necessary for its operations. The following is a summary of the key agreements in effect:

•
Loan Agreements between Shengqu and the shareholders of Shanghai Shulong.  These loan agreements provide for loans of RMB10.8 million to the PRC employees for them to make contributions to the registered capital of Shanghai Shulong in exchange for equity interests in Shanghai Shulong. The loans are interest free and are repayable on demand, but the shareholders may not repay all or any part of the loans without Shengqu’s prior written consent.

•	Equity Entrust Agreement between Shengqu and the shareholders of Shanghai Shulong, pursuant to which the shareholders acknowledge their status as nominee shareholders.

•
Equity Pledge Agreement among Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong.  Pursuant to this agreement, the shareholders pledged to Shengqu their entire equity interests in Shanghai Shulong to secure the performance of their respective obligations and Shanghai Shulong’s obligations under the various agreements, including the Equity Disposition Agreement, the Business Operation Agreement and the Exclusive Consulting and Service Agreement.  Without Shengqu’s prior written consent, neither of the shareholders can transfer any equity interests in Shanghai Shulong.

•
Equity Disposition Agreement among Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong.  Pursuant to this agreement, Shengqu and any third party designated by Shengqu have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC laws and regulations, to purchase from the shareholders, as the case may be, all or any part of their equity interests in Shanghai Shulong at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations.  The agreement is for an initial term of 20 years, renewable upon Shengqu’s request.

•
Business Operation Agreement among Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong.  This agreement sets forth the rights of Shengqu to control the actions of the shareholders of Shanghai Shulong.

•
Exclusive Consulting and Service Agreement between Shengqu and Shanghai Shulong.  Pursuant to this agreement, Shengqu has the exclusive right to provide technology support and business consulting services to Shanghai Shulong for a fee.

•
Proxies executed by the shareholders of Shanghai Shulong in favor of Shengqu.  These irrevocable proxies grant Shengqu or its designees the power to exercise the rights of the shareholder as shareholders of Shanghai Shulong, including the right to appoint directors, general manager and other senior management of Shanghai Shulong.

As a result of these agreements, the Company is considered the primary beneficiary of Shanghai Shulong and accordingly Shanghai Shulong's results of operations, assets and liabilities are consolidated in the Company's financial statements after the Separation in July 2008.

In addition, after the Separation in July 2008, to comply with PRC laws and regulations that restrict foreign ownership of companies that operate Internet content services, the Group operates integrated service platform through Shanda Networking, Nanjing Shanda and Shengfutong. These three companies hold the license of internet content provider to operate Internet content services in the PRC.

Pursuant to the contractual arrangements with Shanda Networking, Nanjing Shanda and Shengfutong, Shanda Computer provides services and software and technology license to Shanda Networking, Nanjing Shanda and Shengfutong, in exchange for fees, determined according to certain agreed formulas. During the second half year of 2008, the total amount of such fees was approximately RMB266.6 million, which represented the substantial majority operating profit of Shanda Networking, Nanjing Shanda and Shengfutong. Shanda Computer has also undertaken to provide financial support to Shanda Networking to the extent necessary for its operations. The following is a summary of the key agreements in effect:

•	Equity Entrust Agreement between Shanda Computer and the shareholders of Shanda Networking, pursuant to which the shareholders acknowledge their status as nominee shareholders.

•
Equity Pledge Agreement among Shanda Computer and the shareholders of Shanda Networking.  Pursuant to this agreement, the shareholders pledged to Shanda Computer their entire equity interests in Shanda Networking to secure the performance of their respective obligations and Shanda Networking’s obligations under the various agreements, including Assignment Agreement of Purchase Option and Cooperation Agreement, the Business Operation Agreement and the Exclusive Consulting and Service Agreement. Without Shanda Computer’s prior written consent, neither of the shareholders can transfer any equity interests in Shanda Networking.

•
Assignment Agreement from Shengqu to Shanda Computer of a Purchase Option and Cooperation Agreement by and between Tianqiao Chen, Danian Chen and Shanda Computer pursuant to which Tianqiao Chen and Danian Chen jointly granted Shanda Computer an exclusive option to purchase all of their equity interest in Shanda Networking, and Shanda Networking granted Shanda Computer an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law or (2) to the extent permitted by law, with respect to his individual interest, either Tianqiao Chen and Danian Chen ceases to be a director or employee of Shanda Networking or desires to transfer his equity interest in Shanda Networking to a third party.

•
Business Operation Agreement among Shanda Computer, Shanda Networking and the shareholders of Shanda Networking.  This agreement sets forth the rights of Shanda Computer to control the actions of the shareholders of Shanda Networking.

•
Exclusive Consulting and Service Agreement between Shanda Computer and Shanda Networking. Pursuant to this agreement, Shanda Computer has the exclusive right to provide technology support and business consulting services to Shanda Networking for a fee.

•
Proxies executed by the shareholders of Shanda Networking in favor of Shanda Computer.  These irrevocable proxies grant Shanda Computer or its designees the power to exercise the rights of the shareholder as shareholders of Shanda Networking, including the right to appoint directors, general manager and other senior management of Shanda Networking.

As a result of these agreements, the Company is considered the primary beneficiary of Shanda Networking and accordingly, Shanda Networking's results of operations, assets and liabilities are consolidated in the Company's financial statements after the reorganization in July 2008.

(3)	Foreign currency translation

The Company’s reporting currency is the Renminbi (“RMB”). The Company’s subsidiaries and VIEs, with the exceptions of its subsidiaries, Actoz Soft Co., Ltd. (“Actoz”), Shanda Games Limited and Games Holdings, use RMB as their functional currency. From January 1, 2007, the Company changed its functional currency from RMB to the United States dollars (“US$” or “U.S. dollars”) given the significant change in the nature of the Company’s operations from that date. The functional currency of Shanda Games Limited and Games Holdings is the U.S. dollars. From July 1, 2007, the Company consolidated Actoz, a company incorporated in the Republic of Korea into its consolidated financial statements. Actoz has the Korean WON as its functional currency.

Assets and liabilities of the Company, Games Limited, Games Holdings and Actoz are translated at the current exchange rates quoted by the People's Bank of China or the Seoul Money Brokerage Services Limited in effect at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity for the years presented.

Transactions denominated in currencies other than functional currencies are translated into the functional currencies at the exchange rates quoted by the People's Bank of China or the Seoul Money Brokerage Services Limited prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates quoted by the People's Bank of China or the Seoul Money Brokerage Services Limited at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income.

(4)	Convenience translation

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8225, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2008. This convenient translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2008, or at any other rate.

(5)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.

(6)	Short-term investments

Short-term investments represent the bank time deposits with the original maturities longer than three months and less than one year.

(7)	Marketable securities

Marketable securities primarily consist of available-for-sale marketable equity securities, marketable corporate bonds, or mutual funds. Marketable securities are classified as short-term based on their high liquidity. Marketable securities are carried at fair market value with unrealized appreciation (or depreciation) reported as a component of accumulated other comprehensive income (or loss) in shareholders' equity. The specific identification method is used to determine the cost of marketable securities disposed. Realized gains and losses are reflected as investment income or losses.

The Company evaluates the investments periodically for possible other-than-temporary impairment and reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and the Company’s ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. If appropriate, the Company records impairment charges equal to the amount that the carrying value of its available-for-sale securities exceeds the estimated fair market value of the securities as of the evaluation date.

During the years ended December 31, 2006, 2007 and 2008, the Group recorded unrealized gains on its marketable securities of approximately RMB191.8 million, RMB61.9 million and RMB0.1 million, respectively, as a component of comprehensive income. During the years ended December 31, 2006 and 2007, the Group reclassified realized gains on its marketable securities of approximately RMB23.6 million and RMB260.3 million , respectively, in investment income. No realized gains or losses were recognized in 2008.

(8)	Allowances for doubtful accounts

The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(9)	Inventories

Inventories are valued at the lower of cost or market value. The value of inventories is determined using the weighted average method. The Group provides estimated inventory allowance for excessive, slow moving and obsolete inventories as well as inventory whose carrying value is in excess of net realizable value.

(10)	Investment in equity investees

The Group applies the Accounting Principles Board (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”) in accounting for the Company’s investments. Under APB No. 18, equity method is used for investments in affiliated companies in which the company has significant influence but does not own a majority equity interest or otherwise controls. Under this method, the Company’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of operations. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company.

Cost method is used for investments over which the company does not have the ability to exercise significant influence.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific; analysts’ ratings and estimates of 12 month share price targets for the investee; changes in stock market price or valuation subsequent to the balance sheet date; and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. Impairment losses on equity method investments are included in earnings of affiliated companies. No impairment losses were recorded in the years ended December 31, 2006, 2007 and 2008.

(11)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment	5 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Furniture and fixtures	5 years
Motor vehicles	5 years
Office buildings	20 years

Expenditures for maintenance and repairs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the Consolidated Statements of Operations and Comprehensive Income.

(12)	Intangible assets

Online game product development costs

The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed" (“SFAS 86”). Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in online game environment in the PRC market. During the years ended December 31, 2006, 2007 and 2008, the cost incurred for development of on-line game products was not capitalized because of the uncertainty in technological feasibility.

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

Upfront licensing fees

Upfront licensing fees paid to third party licensors are capitalized if the related game software has reached technological feasibility in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which is usually 3 to 7 years.

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

Software technology	0.5 to 5.5 years
Game engine	3 years
Non-compete agreements	2.5 years
Customer base	2 to 5.5 years
Trademarks	7.5 or 20 years
In-process research and development	Write off immediately

(13)	Goodwill

Goodwill is measured as the excess of the purchase price over the fair value assigned to the individual assets acquired and liabilities assumed. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in SFAS No. 141 should be recognized as goodwill.

In accordance with SFAS No.142 “Goodwill and other intangible assets” (“SFAS 142”), no amortization is recorded for goodwill. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In October of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. No impairment losses were recorded in the years ended December 31, 2006 and 2007. An impairment loss of RMB14.5 million and write-off of RMB1.5 million were recognized in 2008 (Note 16).

(14)	Long-term prepayments

Long-term prepayments, mainly represent the prepayments for usage of the parcels of land where the office buildings are located, are recorded at cost, and are amortized over their respective lease periods (usually 50 years).

(15)	Other long-term assets

Other long-term assets mainly represent the upfront license fees of those on-line games that have not yet been commercially launched and receivables from independent online game companies. Other long-term assets as of December 31, 2007 and 2008 include prepayments in respect of the upfront license fees paid for new games of RMB234.4 million and RMB113.2 million, respectively. Receivables due from independent online game companies as of December 31, 2007 and 2008 amounted to RMB12.7 million and RMB23.0 million, respectively.

Other long-term assets as of December 31, 2008 also include issuance costs of RMB22.8 million, of the Company’s 2.0% Convertible Senior Notes due 2011 (“Notes II”). The issuance costs of Notes II is deferred and being amortized on a straight-line basis over a period of three years from the date of issuance, which is September 16, 2008, to the maturity date on September 15, 2011. The amortization expense of issuance costs related to Notes II for the year ended December 31, 2008 was approximately RMB2.9 million.

(16)	Impairment of long-lived assets and intangible assets

Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. Impairment of approximately RMB20.1 million related to intangible assets was recognized during the year ended December 31, 2007. No impairment was recognized during the years ended December 31, 2006 and 2008.

(17)	Financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, short-term investments, marketable securities, accounts receivable and other current assets, amount due from/to related parties, accounts payable, other payables and convertible debt. As of December 31, 2007 and 2008, their carrying values approximated their fair values because of their generally short maturities, except for the convertible debt (Note 18).

(18)	Revenue recognition

Online game revenue

The Group derives its online game revenue from in-game virtual items and game usage time purchased by game players to play its Massively Multiplayer Online Role-Playing Games (“MMORPGs”) and casual games.

The Group sold pre-paid cards, in both virtual and physical forms, to third party distributors and retailers, including Internet cafes, as well as through direct online payment systems. The prepaid game cards entitle end users to access online game contents for a specified period of time (time-based revenue model) or purchase in-game premium features (item-based revenue model). All proceeds received from distributors or retailers from the sale of pre-paid card are deferred when received.

Under the item-based revenue model, revenues are recognized over the life of the in-game virtual items that game players purchase or as the in-game virtual items are consumed. Under the time-based revenue model, revenues are recognized based on the time units consumed by the game players. Revenues are also recognized when game players who had previously purchased playing time or virtual currency are no longer entitled to access the online games in accordance with the published expiration policy. Deferred revenue is reduced as revenues are recognized.

Other Revenues

Other revenues principally comprise of revenue from sale of EZ series, proceeds from online literature portal, advertising revenues, fees from technical services and cooperation, service fees from rendering management software to internet cafe, mobile valued-added services revenue, sale of E-Key and other online game related auxiliary products.

The Group operates online literature portals, www.qidian.com and www.hongxiu.com. Some of the contents is free to view. For premium contents, readers have to pay subscription fees to get access. Proceeds are collected by the Group via sale of pre-paid card, in physical or virtual form, and charged to readers per thousand characters they read. Proceeds are deferred when received and revenue is recognized based upon the number of characters read by the readers.

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

The EZ series product range includes products such as EZ Play, EZ Pod, EZ stations etc. By using EZ series products, users can have access to the Shanda Home Entertainment Platform (the “Platform”) and pay subscription fee to subscribe various online contents, such as games, music and films. As of December 31, 2008, the Platform was in operation but no subscription fee was charged to users. Revenue from sale of EZ series was recognized upon delivery as the EZ series had separate value of working as a substitute of the traditional keyboard, mouse and joystick to the users and the Company had no future legal or constructive obligation related to the sale of EZ series.

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

Deferred revenue primarily represents proceeds received from customers that cover online game services to be rendered in the future. Deferred revenue is stated at the amount of proceeds received less the amount previously recognized as revenue upon the rendering of online game services or expiration of the time units or expiration of game cards in accordance with the Group's published expiration policy.

(20)	Deferred licensing fees and related costs

Upon the receipt of proceeds from the distributors, which can be specifically attributable to certain online game, the Group is obligated to pay on-going licensing fees and other costs related to such proceeds, including business tax and related surcharges. As revenues are deferred (Note 2(19)), the related on-going licensing fees and costs are also deferred. The deferred licensing fees and related costs are recognized in the consolidated statements of operations and comprehensive income in the period in which the related online game proceeds received are recognized as revenue.

(21)	Cost of revenue

Cost of services rendered

Cost of services rendered consists primarily of online game licensing fees, server leasing charges, depreciation, maintenance and rental of computer equipment, amortization of upfront licensing fees, manufacturing costs for prepaid game cards and other overhead expenses directly attributable to the provision of online game services. Cost of services rendered amounted to approximately RMB642,799,000, RMB796,187,000 and RMB1,013,174,000 during the years ended December 31, 2006, 2007 and 2008, respectively.

Cost of goods sold

Cost of goods sold primarily consists of direct manufacturing costs of  E-Key and other auxiliary products, as well as the corresponding shipping and handling costs for the products sold. Cost of goods sold amounted to approximately RMB47,006,000, RMB10,914,000 and RMB7,296,000, during the years ended December 31, 2006, 2007 and 2008, respectively.

(22)	Product development

Product development costs consist primarily of salaries and benefits, depreciation expense, outsourced game development expenses and other expenses incurred by the Group to develop, maintain, monitor and manage the Group's online gaming products, software, websites and integrated platforms, and are recorded on an accrual basis.

(23)	Sales and marketing

Sales and marketing costs consist primarily of advertising and marketing promotion expenses, salaries and benefits and other expenses incurred by the Group's sales and marketing personnel, and are recorded on an accrual basis. Advertising and market promotion expenses amounted to approximately RMB105,310,000, RMB112,043,000 and RMB220,602,000 during the years ended December 31, 2006, 2007 and 2008, respectively.

(24)	General and administrative

General and administrative expenses consist primarily of salary and benefits, professional service fees, business tax expense, share-based compensation, and other expenses. The Company’s business tax expense primarily relates to services and licensing fees paid by our VIE subsidiaries to Shengqu and Shanda Computer.

(25)	Share-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No.123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which supersedes SFAS No. 123, “Accounting-Based Compensation” (“SFAS 123”) and Accounting Principles Board (“APB”) Opinion No.25, “Accounting for Stock Issued to Employees” (“APB 25”) and requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of SFAS 123(R) apply to new awards, to awards granted to employees and directors before the adoption of SFAS 123(R) whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. Under SFAS 123(R), the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards.

In March 2005, the United States Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123(R) and the valuation of share-based payments for public companies. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

In accordance with FAS 123(R), the Company has recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only, and using the graded-vesting attribution method for awards with graded vesting features and performance conditions.

(26)	Leases

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

(27)	Taxation

The income tax provision reflected in the Company’s Consolidated Statements of Operations and Comprehensive Income is provided on the taxable income of each subsidiary on the separate tax return basis.

Deferred income taxes are provided using the liability method in accordance with SFAS No. 109, “Income Taxes”. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

In July 2006, the FASB issued FASB Interpretation No.48 Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No.109 (“FIN 48”) which became effective for fiscal years beginning after December 15, 2006. The interpretation prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Group’s adoption of FIN 48 did not result in any adjustments to the opening balance of the Group’s retained earnings as of January 1, 2007. See Note 7, “Taxation”, for further information.

(28)	Statutory reserves

China

The Group’s subsidiary and the VIEs incorporated in the PRC are required on an annual basis to make  appropriations of retained earnings set at certain  percentage  of  after-tax profit determined in accordance with PRC accounting  standards  and  regulations  (“PRC GAAP”). Shengqu, Shanda Computer and Grandpro Technology (Shanghai) Co., Ltd, in accordance with the Law of the PRC on Enterprises   Operated   Exclusively with Foreign Capital, must make appropriations to (i) general reserve and (ii) enterprise expansion fund.

The general reserve fund requires annual appropriations of 10% of after-tax profit  (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; enterprise expansion fund appropriation is at the company’s discretion. The Company’s VIEs, in accordance with the China Company Laws, must make appropriations to a (i) statutory reserve fund and (ii) discretionary surplus fund. Until January 1, 2006, contributions to a statutory public welfare fund were also required. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; the statutory public welfare fund requires annual appropriations of at least 5~10% of after-tax profit (as determined under PRC GAAP at each year-end before 2006); other fund appropriation is at the company’s discretion.

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

Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the years ended December 31, 2006, 2007 and 2008, the Group made total appropriations to these statutory reserves of approximately RMB54,400,000, RMB5,675,000 and RMB36,060,000, respectively.

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

(29)	Dividends

Dividends of the Company are recognized when declared.

Relevant laws and regulations permit payments of dividends by the PRC and Korean subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations (see Note 2(28)).

In addition, since a significant amount of the Group’s future revenues will be denominated in RMB, the existing and any future restrictions on currency exchange may limit the Group’s ability to utilize revenues generated in RMB to fund the Group’s business activities outside China, if any, or expenditures denominated in foreign currencies.

(30)	Earnings per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”), basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options for the purchase of ordinary shares and the settlement of restricted share units accounted for using the treasury stock method and the conversion of the convertible debt accounted for using the as-converted method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(31)	Comprehensive income

Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustment.

(32)	Segment reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Prior to the reorganization, the Company operated and managed its business as a single segment. After the reorganization in July 2008, the Company’s business activities, for which discrete financial information is available, are regularly reviewed and evaluated by the chief operating decision makers. As a result of this evaluation, the Company determined that it has following operating segments as follows:

Shanda Games – Focused on operation of online games, which are developed in-house, co-developed with Shanda Games’ partners, acquired or licensed from third-parties, through a game service platform which includes game operation technology infrastructure and game content management system.
Shanda Online – Focused on operation of a unified community and an online entertainment content e-commerce service platform.

Information regarding the business segments provided to the Company’s chief operating decision maker (“CODM”) is usually at the gross profit margin level.  The Company does not allocate any operating expenses or assets to its segments, as the CODM does not use this information to allocate resources to or evaluate the performance of the operating segments.

As the Company generates its revenues primarily from customers in the PRC, no geographical segments are presented.

The segment information provided below has been prepared as if the current corporate structure, which separates the Company’s business into (i) the development, sourcing and management of intellectual property rights relating to MMORPGs and advanced casual games and (ii) the operation of our service platform that provides distribution, payment, customer services and other e-commerce services for online entertainment content, had been in existence throughout the periods presented and as if the Separation had occurred as of the earliest period presented. Accordingly, for the period from January 1, 2007 to June 30, 2008, the segment information was prepared by combining the revenues and expenses that were directly applicable to each business segment and for the period from July 1, 2008 to December 31, 2008, the information set forth below consists of the financial statements of each segment, including with respect to Shanda Games, as a standalone entity subsequent to the Separation.  Summarized below are the net revenues, costs of revenues and gross profits with respect to each business segment. However, this information is not practicable to present for 2006 and as such it is not included in the presentation.

	Year Ended December 31, 2008 (in thousands)
	Shanda Games	Shanda Online		Others(1)	Elimination	Total

Net revenues	3,376,756	784,186	(2)	268,164	(860,038)	3,569,068
Costs of revenues	(1,489,361)	(126,031)		(171,941)	766,863	(1,020,470)
Gross profit margins	1,887,395	658,155		96,223	(93,175)	2,548,598

	Year Ended December 31, 2007 (in thousands)
	Shanda Games		Shanda Online		Others(1)	Elimination	Total

Net revenues	2,322,799	(3)	593,938	(4)	155,056	(604,528)	2,467,265
Costs of revenues	(1,261,140)		(79,819)		(97,317)	631,174	(807,102)
Gross profit margins	1,061,659		514,119		57,739	26,646	1,660,163

(1)
The Company also has other business including revenues from operation and management of online literature content, advertising, the provision of management software to internet café and operation of online chess and board platform and e-sports platform.

(2)
Represents fees for certain technical services provided by Shanda Online primarily to Shanda Games as calculated pursuant to contractual agreements entered into both prior to and in connection with the Separation.  Therefore, net revenues were calculated using a combination of both methods of calculating these fees, and net revenues for the years ended December 31, 2007 and 2008 may not be comparable.

(3)
For the period from January 1, 2007 through June 30, 2007, Shanda Games accounted for its investment in Actoz using the equity method of accounting.  Beginning in the third quarter of 2007, Shanda Games began consolidating the financial results of Actoz.

(4)
For the year ended December 31, 2007, net revenues represented fees for certain technical services provided by Shanda Online primarily to Shanda Games pursuant to contractual agreements entered into prior to the Separation.

(33)	Fair value measurements

On January 1, 2008, the Company adopted the Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”) for financial assets and liabilities. As permitted by FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No 157”, the Company elected to defer the adoption of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.

SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets at fair value, including its marketable securities.

As of December 31, 2008, the Company's marketable securities are recorded at fair value, classified within Level 1 of the fair value hierarchy. The Company has no other financial assets or liabilities that are being measured at fair value at December 31, 2008.

The Company is also required by SFAS 107, “Disclosures about Fair Value of Financial Instruments”, to disclose the fair value of financial instruments that are not carried at fair value on the consolidated balance sheet. The fair value of the convertible debt is disclosed in Note 18.

(34)	Reclassifications

Certain reclassifications have been made to all years presented in the consolidated financial statements to conform to the current year presentation.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (Revised 2007), “Business Combinations” (“SFAS 141(R)”), which replaces Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”), although it retains the fundamental requirement in SFAS 141 that the acquisition method of accounting be used for all business combinations. This statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. However, on April 1, 2009, the FASB issued Staff Position No. FAS 141-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS141-1”). FSP FAS141-1 amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination under SFAS141(R). SFAS 141(R) and FSP FAS141-1 apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted. These statements are effective for the Company beginning January 1, 2009. The impact of the adoption of these statements on the Company’s consolidated financial statements will largely be dependent on the size and nature of the business combination after the adoption.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest. Among other matters, SFAS No. 160 requires (a) the noncontrolling interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly presented in the statement of income. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company believes there will be no material impact on its consolidated financial statements upon adoption of this standard.

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”) which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal year 2009. The Company believes there will be no material impact on its consolidated financial statements upon adoption of this standard.

In April 2008, the FASB issued Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). This guidance for determining the useful life of a recognized intangible asset applies prospectively to intangible assets acquired individually or with a group of other assets in either an asset acquisition or business combination. The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not believe the impact of adoption of the standard to be material.

In May 2008, the FASB issued FSP Accounting Principles Board (APB) Opinion 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (FSP APB 14-1). FSP APB 14-1 requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt. In addition, if the Company’s convertible debt is redeemed or converted prior to maturity and the fair value of the debt component immediately prior to extinguishment is different from the carrying value, it will result in a gain or loss on extinguishment. FSP APB 14-1 is effective for the Company’s financial statements for the year beginning on January 1, 2009. Retrospective application to all periods presented is required. The effect of applying FSP APB 14-1 on the Company’s convertible debt in 2009 is expected to reduce net income for the years ended December 31, 2007 and 2008 by approximately RMB132,831,000 and RMB19,728,000 (equivalent to approximately US$19.5 million and US$2.9 million), respectively.

In October 2008, the FASB ratified the provisions of the Emerging Issue Task Force Issue 08-07: “Accounting for Defensive Intangible Assets” (“EITF 08-7”). This issue applies to acquire intangible assets in situations in which an entity does not intend to actively use the asset, but intends to hold the asset to prevent others from obtaining access to the asset, except for intangible assets that are used in research and development activities. This issue is effective for the Company’s financial statements for the year beginning on January 1, 2009. The Company does not believe the impact of adoption of the standard to be material.

In November 2008, the FASB ratified the provisions of the Emerging Issue Task Force Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 is effective for fiscal years beginning after December 15, 2008. Early adoption is not permitted. The Company does not believe the impact of adoption of the standard to be material.

In November 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) Issue No. 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary.” EITF No.08-8 clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is indexed to the reporting entity’s own stock. EITF No.08-8 also clarifies whether or not stock should be precluded from qualifying for the scope exception of SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” or from being within the scope of EITF No.00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” EITF No.08-8 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company does not believe the impact of adoption of the standard to be material.

In April 2009, the FASB issued three Staff Positions (“FSPs”): (1) FSP FAS 157-4, which provides guidance on determining fair value when market activity has decreased; (2) FSP FAS 115-2 and FAS 124-2, which addresses other-than-temporary impairments for debt securities; and (3) FSP FAS 107-1 and APB 28-1, which discusses fair value disclosures for financial instruments in interim periods. These FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. The Company is currently evaluating the impact, if any, of these FSPs on its consolidated financial statements.

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

Acquisitions completed in 2008

In 2008, the Company agreed to pay an aggregate of RMB20,845,000 in cash to acquire 75% of the equity interest of an in-game radio broadcasting service company in China, and 60% of the equity interest of a leading developer and operator of an online literature platform in China. Total identifiable intangible assets acquired of approximately RMB16,985,000 consist of software technology and customer base which are being amortized on a straight line basis over economic lives of five years estimated by the Company.

Based on the assessment on all the acquired companies’ financial performance made by the Group in 2008, none of the acquired company on its own or in total is considered material to the Group. Thus management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combinations completed in 2008 is not necessary.

Acquisitions completed in 2007

(1)	Actoz

In 2004 and 2005, the Group acquired approximately 38.1% of equity interest in Actoz Soft Co., Ltd. (“Actoz”), a Korean developer, operator and publisher of online games listed on the KOSDAQ (Note 12).

From December 2006 through July 5, 2007, the Group acquired additional 12.0% equity interest in Actoz for a consideration of US$11.4 million in cash (equivalent to RMB88.3 million). As a result, the Group holds 50.1% equity interest in Actoz and became the majority shareholder of Actoz. Since Shanda has unilateral control of Actoz, it started to consolidate Actoz’s financial statements from July 1, 2007.

The purchase price of Actoz in connection with the total consideration of US$11.4 million in cash (equivalent to RMB88.3 million) was allocated as follows:

RMB
Cash	13,467,000
Other assets	54,270,000
Identifiable intangible assets	30,111,000
Purchased in-progress research and development	3,073,000
Deferred tax liability	(9,126,000)
Goodwill	11,088,000
Current liabilities	(14,583,000)
Purchase price	88,300,000

Total identifiable intangible assets acquired upon consolidation, including software technology of RMB59.1 million and trademarks of RMB46.8 million, have estimated useful lives of 0.5 to 5.5 years and 20 years respectively. Purchased in-progress research and development of RMB3.1 million were written off at the date of acquisition in accordance with FASB Interpretation No.4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”) because the technological feasibility of the in-progress technology has not yet been established and that the technology has no alternative future use. Those write-offs are included in costs of revenue.

Total goodwill of RMB86,479,000 comprising goodwill of RMB75,391,000 arose from 38.1% acquisition in 2004 and 2005 upon consolidation represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired, and is not deductible for tax purposes. In accordance with SFAS 142, goodwill is not amortized but is tested for impairment.

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

	Year ended December 31, 2006	Year ended December 31, 2007
	Unaudited in RMB	Unaudited in RMB

Net revenues.	1,688,206,000	2,500,757,000
Net income	503,027,000	1,393,651,000
Earnings per share
Basic	3.53	9.72
Diluted	3.48	9.53

The pro forma net income for 2006 and 2007 includes RMB41.2 million and RMB20.3 million, respectively for the amortization of identifiable intangible assets, and was determined using at the actual effective income tax rate of Actoz in each year.

In 2008, the Company further acquired a 3.7% equity interest in Actoz, for consideration of US$1.9 million (equivalent to RMB13.04 million) and increased its total equity interest in Actoz from 50.1% to 53.8%. Additional intangible assets acquired of approximately RMB2,641,000 consisting of game engine and software technology which are being amortized on a straight-line basis over economic lives of three to five years.

(2)	Aurora

In July 2007, the Group acquired a 100% equity interest of Chengdu Aurora Technology Development Co. Ltd, or Aurora, a leading developer and operator of MMORPGs in China. Pursuant to the acquisition agreement, the total purchase consideration was RMB101 million, of which RMB80.8 million and RMB15.1 million were paid in 2007 and 2008, respectively, and RMB5.1 million will be paid 2009. The primary purpose of the acquisition was to complement the Company’s core online game business.

The purchase price of Aurora was allocated as follows:

RMB
Cash	24,260,000
Other assets	12,161,000
Identifiable intangible assets	64,530,000
Deferred tax liabilities	(16,133,000)
Goodwill	26,130,000
Current liabilities	(9,948,000)
Purchase price	101,000,000

Identifiable intangible assets acquired, mainly include software technology and trademarks of RMB64.5 million, with estimated useful lives of 4.5-5.5 years and 7.5 years respectively. Goodwill of RMB26.1 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired, and is not deductible for tax purposes. In accordance with SFAS 142, goodwill is not amortized but is tested for impairment.

The following unaudited pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2007, as if the acquisition of Aurora had occurred on January 1, 2007, and after giving effect to purchase accounting adjustments. Aurora did not have any significant operations in 2006 and therefore no comparative figures have been presented below. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

Year ended December 31, 2007
Unaudited in RMB

Net revenues	2,512,497,000
Net income	1,417,026,000
Earnings per share
Basic	9.89
Diluted	9.69

The pro forma net income for 2007 includes RMB13.0 million for the amortization of identifiable intangible assets, and was determined using the actual effective income tax rate of Aurora in such year.

Acquisitions completed in 2006

There was no significant acquisition completed in 2006.

5.	OTHER REVENUES

Other revenues principally comprise of revenue from proceeds from online literature portal, advertising revenues, fees from technical services and cooperation, service fees from rendering management software to internet cafe, mobile valued-added services revenue, sale of E-Key and other online game related auxiliary products.

6.	OTHER INCOME, NET

	2006	2007	2008
	RMB	RMB	RMB

Government financial incentives	83,907,206	57,496,592	62,253,380
Donation expenses	(584,000)	(3,895,121)	(17,475,876)
Loss from disposal of fixed assets	(3,419,794)	(2,349,843)	(891,250)
Foreign exchange gain (loss)	59,807,857	(5,356,584)	(557,872)
Others	(5,798,511)	(17,853,569)	(6,671,393)

	133,912,758	28,041,475	36,656,989

Government financial incentives are granted by the municipal government upon the qualification of a company as a new-high technology enterprise. These government financial incentives are calculated with reference to either the group companies' taxable income or revenue, as the case may be. In order to be eligible for certain government financial incentives, the Group must meet a number of criteria, both financial and non-financial. In addition, the Company’s qualification is further subject to the discretion of the municipal government to immediately eliminate or reduce these financial incentives. As there is no further obligation for the Company to perform upon receipt of the government financial incentives, the government financial incentives are recognized as other income when received.

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

Hong Kong
The Company’s subsidiaries in Hong Kong are subject to taxes at 17.5% and 16.5% for the year ended December 31, 2007 and 2008, respectively. No Hong Kong profit tax has been provided as the Group did not have assessable profit that was earned in or derived from Hong Kong subsidiaries during the years presented.

China
Prior to January 1, 2008, The Company's subsidiaries and VIE subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (collectively the “previous PRC Income Tax Laws”). Pursuant to the previous PRC Income Tax Laws and rules, enterprises were generally subject to a statutory tax rate of 33% (30% state income tax plus 3% local income tax). Subsidiaries that are registered in the Pudong New District of Shanghai are, however, subject to a 15% preferential EIT rate pursuant to the local tax preferential treatment before January 1, 2008.

Shengqu, as a software development enterprise, has been granted a two-year EIT exemption and followed by a three year 50% EIT reduction on its taxable income, commencing the year ended December 31, 2003 (“tax holiday”).  Accordingly, Shengqu was subject to an income tax rate of 7.5% for the years 2006 and 2007. Nanjing Shanda, as a result of receiving government’s recognition as a technology advanced enterprise, has been entitled to a full income tax exemption for two years effective from January 1, 2005 and was subject to a preferential tax rate of 15% in 2007. In April 2006, government recognition in October 2005 of Bianfeng Networking as a technologically advanced enterprise was acknowledged by the local tax authority, which was previously subject to income taxes at a statutory rate of 33%. As a result of the acknowledgement, Bianfeng Networking is entitled to a two-year exemption from income taxes commencing from 2004, which was deemed to be its first cumulative profit-making year by the local tax authority. In 2006 and 2007, Bianfeng Networking was subject to a preferential tax rate of 15%.

In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulation Implementing Regulations for the PRC Corporate Income Tax Law. The law and regulation went into effect on January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises.  The Corporate Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%.

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises,” which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental regulatory authorities further clarified that new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007 would be allowed to enjoy grandfather treatment for the unexpired tax holidays, on condition that they were re-approved for “high and new technology enterprise” status under the regulations released on April 14, 2008.

In 2008, the local governments announced the recognition of the Company’s subsidiaries and VIEs, including Shengqu, Shanda Computer, Shanda Networking, Hangzhou Bianfeng, Shanghai Shulong, Shanghai Holdfast Online Information Technology Co., Ltd., Chengdu Aurora Technology Development Co., Ltd., and Chengdu Jisheng Technology Co., Ltd. as high-new technology enterprises. Accordingly, these entities are entitled to a preferential tax rate of 15%, which is effective retroactively to January 1, 2008.

In addition, as Shengqu is also qualified for state key software enterprise on December 30, 2008 that can enjoy 10% tax rate in 2008, Shengqu is subject to an income tax rate of 10% for the year 2008. The Corporate Income Tax Law also provides that “Software Enterprise” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to rate of 12.5% for the subsequent three years. Shanda Computer is qualified as a software enterprise, which is effective retroactively since January 1, 2008. As informed by the relevant tax bureau, Shanda Computer will be subject to a 0% income tax rate for the full year 2008 and a 50% tax reduction to an applicable rate from fiscal 2009 to fiscal 2011. Despite the fact that Shanda Computer was subject to a 0% income tax rate, they were still required by the relevant tax bureau to prepay income tax at the statutory rate of 15% during the year ended December 31, 2008, which amounted to RMB79 million. The Company expects to receive a full refund of such prepaid income tax from the relevant tax authorities in 2009.

The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% rate. All of the China-based subsidiaries were invested by immediate foreign holding company in Hong Kong. All the foreign invested enterprises will be subject to the withholding tax on January 1, 2008. In the fourth quarter of 2008, the Company’s subsidiaries planned to distribute the profit to its immediate holding companies in Hong Kong and a withholding tax of Rmb60 million was accrued based on a 5% withholding tax rate.

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

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2006, 2007 and 2008 are as follows:

	2006	2007	2008
	RMB	RMB	RMB

Current income tax expenses	50,826,715	171,131,529	226,226,624
Changes of tax status	(14,041,130)	-	-
Deferred income tax benefits	(296,670)	(37,295,292)	(9,755,523)
Withholding taxes	-	-	60,000,000
Income tax expenses	36,488,915	133,836,237	276,471,101

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory EIT rate and the Group's effective tax rate for the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006		2007		2008

Statutory income tax rate	33%		33%		25%
Tax differential from statutory rate applicable to the subsidiaries and the VIE subsidiaries in the PRC	(15%	)	(13%	)	(12%	)
Non-taxable income outside the PRC	(4%	)	(9%	)	-
Enacted tax rate change	-		(1%	)	(1%	)
Effect of tax holidays	(10%	)	(2%	)	(5%	)
Effect of the withholding taxes	-		-		4%
Effect of change in valuation allowance	-		-		4%
Others	2%		1%		3%
Effective income tax rate	6%		9%		18%

The aggregate amount and per share effect of the tax holiday are as follows:

	2006	2007	2008

The aggregate effect	57,886,654	30,302,276	81,125,328
Basic share effect	0.41	0.21	0.57
Diluted share effect	0.40	0.21	0.56

The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	December 31, 2007	December 31, 2008
	RMB	RMB
Deferred tax assets
Licensing fees and related costs and deferred revenues	35,425,700	44,099,281
Tax losses carry forward	7,875,648	18,637,417
Other temporary differences	29,138,074	49,720,058
Foreign tax credit of Actoz	72,108,718	59,688,710
Development cost	15,758,307	11,595,025
Less: Valuation allowance	(9,969,052)	(59,680,349)
Total deferred tax assets	150,337,395	124,060,142

Deferred tax liabilities
Intangible assets arisen from business combination	41,470,493	39,224,250
Withholding taxes	-	60,000,000
Total deferred tax liabilities	41,470,493	99,224,250

Movement of valuation allowances

	2007	2008
	RMB	RMB

At beginning of year	14,163,226	9,969,052
Current year additions	6,647,018	52,977,067
Current year reversals	(10,841,192)	(3,265,770)
At end of year	9,969,052	59,680,349

Valuation allowances have been provided on the net deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2007 and 2008, the majority of valuation allowances were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards generated by certain VIE subsidiaries and foreign tax credit carry forwards generated by a subsidiary. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Tax losses incurred in 2006, 2007, and 2008 were approximately RMB34.2 million, RMB6.4 million and RMB67.2 million, respectively. The tax losses carry forward as at December 31, 2006, 2007, and 2008, which approximated RMB68.1 million, RMB31.5 millions and RMB87.4 millions respectively, will expire during the period from 2009 to 2013.

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

The Group implemented the provisions of FIN 48 as of January 1, 2007 and the adoption of FIN 48 had no impact on the Group’s results of operations and shareholder’s equity. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2007	2008
	RMB	RMB

Balance at the beginning of the year	9,427,110	9,427,110
Additions for tax positions of the current year	-	-
Balance at the end of the year	9,427,110	9,427,110

If the Group’s unrecognized tax benefits accrued as of December 31, 2008 were to become recognizable in the future, the Group would record a total reduction of approximately RMB9,427,000 in the income tax provision. The directors are not aware of any factors that indicate the unrecognized tax benefits accrued as of December 31, 2008 will be qualified of being recognized in the foreseeable future and consider it a long-term liability.

The Group’s accounting policy is to record estimated interest and penalties related to the potential underpayment of income taxes, net of related tax effects, as a component of the income tax provision. As of December 31, 2007 and 2008, the Group had accrued no such estimated interest expense and income tax penalty expense.

The Group’s uncertain tax positions are taken with respect to income tax return reporting periods beginning after December 31, 2002, which are the periods that remain generally open to income tax audit examination by the various income tax authorities that have jurisdiction over the Company’s subsidiary and VIE’s income tax reporting for that period of time, which is usually five years. The Group has monitored and will continue to monitor the lapsing of statutes of limitations on potential tax assessments for related changes in the measurement of unrecognized tax benefits, related net interest and penalties, and deferred tax assets. As of December 31, 2008, however, the Group does not expect to record any material changes in the measurement of unrecognized tax benefits, related net interest and penalties or deferred tax assets and liabilities due to the lapsing of statutes of limitations on potential tax assessments within the next twelve months.

8.	EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 for the years ended December 31, 2006, 2007 and 2008 as follows:

	2006	2007	2008
	RMB	RMB	RMB
Numerator:
Net income	529,209,878	1,396,142,027	1,248,401,919
Numerator for basic and diluted earnings per share	529,209,878	1,396,142,027	1,248,401,919

Denominator:
Denominator for basic earnings per share
Weighted-average ordinary shares outstanding	142,598,398	143,340,207	142,991,542
Dilutive effect of share options	2,007,305	2,946,312	1,683,360
Denominator for diluted earnings per share	144,605,703	146,286,519	144,674,902

Basic earnings per share	3.71	9.74	8.73
Diluted earnings per share	3.66	9.54	8.63

Convertible notes were not included in the computation of diluted EPS because the inclusion of such instrument would be anti-dilutive.  The convertible notes could potentially dilute basic EPS in the future.

9.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2008 include cash balances held by the Company's VIE subsidiaries of approximately RMB1,737,910,000. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 27). However, these cash balances can be utilized by the Company for its normal operations pursuant to various agreements which enable the Company to substantially control these VIE subsidiaries as described in Note 2(2) for its normal operations.

Included in the cash and cash equivalents are cash balances denominated in U.S. dollars of approximately US$105,080,000 and US$185,125,000 (equivalent to approximately RMB766,517,000 and RMB1,263,017,000) as of December 31, 2007 and 2008, respectively.

Included in the cash and cash equivalents are cash balances denominated in Korean Won of approximately KRW 5,544,942,000 and KRW5,653,703,000 (equivalent to approximately RMB43,223,000 and RMB30,564,000) as of December 31, 2007 and 2008, respectively.

10.	ACCOUNTS RECEIVABLE

	December 31, 2007	December 31, 2008
	RMB	RMB

Accounts receivable	74,201,445	78,928,310
Less: Allowance for doubtful accounts	(42,033,969)	(43,145,109)
	32,167,476	35,783,201

The movement of the allowance for doubtful accounts during the years is as follow:

	2007	2008
	RMB	RMB

Balance at beginning of year	36,042,403	42,033,969
Add: Consolidation of Actoz.	9,651,339	-
Add: Current year additions	2,691,276	2,489,583
Less: Current year write-offs	(6,351,049)	(1,378,443)
Balance at end of year	42,033,969	43,145,109

11.	INVENTORIES

	December 31, 2007	December 31, 2008
	RMB	RMB

Finished goods	2,075,783	2,832,681
Raw materials	82,190	352,889
Total inventories	2,157,973	3,185,570

12.	INVESTMENTS IN EQUITY INVESTEES

Investments accounted for under the equity method

The following table includes the Group’s carrying amount and percentage ownership of the investments in equity investees accounted for under the equity method at December 31, 2008 and the carrying amount at December 31, 2007 and 2008:

	December 31, 2007	December 31, 2008
	RMB	RMB	Percentage ownership
			%
Beijing Jinjiang Networking Technology Co., Ltd. (“Jinjiang”)	-	9,108,325	50.00%
Shanghai Xunshi Networking Technology Co., Ltd. (“Xunshi”)	-	7,500,000	39.05%
Beijing Zhongcheng Technology Development Co., Ltd. (“Zhongcheng”)	-	6,069,050	35.00%
Chengdu Sunray Technology Co., Ltd. (“Chengdu Sunray”)	5,000,000	4,569,578	20.00%
Shanghai Caiqu Networking Technology Co., Ltd. (“Caiqu”)	-	4,000,000	10.00%
Anipark Co., Ltd. (“Anipark”)	-	3,910,455	13.30%
Huaian Shibo Numeral Technology Co., Ltd. (“Huaian Shibo”)	-	3,800,000	45.00%
Shanghai Weilai Information Technology Co., Ltd. (“Weilai”)	-	3,333,000	25.00%
Shanghai Shanda Modern Family Magazine Co., Ltd (“Shanda Family”)	3,056,586	3,064,280	49.00%
Hangzhou Aodian Technology Co., Ltd. (“Aodian”)	-	2,000,000	20.00%
Shanghai Shengguang Networking Technology Co., Ltd. (“Shengguang”)	-	1,331,685	39.05%
Shanghai Orient Youth Culture Co., Ltd. (“Orient Youth”)	414,130	117,062	30.00%
Others	-	2,408,874
Total	8,470,716	51,212,309

The movement of the investments in affiliated companies is as follows:

	Balances at January 1, 2007	Investments	Share of profit / (loss) on affiliated companies investments	Amortization of identifiable intangible assets, net of tax	Other equity movement	Transferred out due to consolidation (Note 4)	Balances at December 31, 2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Actoz	329,273	71,024	(6,639)	(6,915)	(2,632)	(384,111)	-
Orient Youth	354	-	60	-	-	-	414
Shanda Family	5,066	-	(2,009)	-	-	-	3,057
Sunray	-	5,000	-	-	-	-	5,000
Total	334,693	76,024	(8,588)	(6,915)	(2,632)	(384,111)	8,471

	Balances at December 31, 2007	Investments	Share of profit / (loss) on affiliated companies investments	Amortization of identifiable intangible assets, net of tax	Other equity movement	Transferred out due to consolidation (Note 4)	Balances at December 31, 2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Orient Youth	414	(94)	(203)	-	-	-	117
Shanda Family	3,057	-	8	-	-	-	3,065
Sunray	5,000	-	(430)	-	-	-	4,570
Jinjiang	-	9,500	308	(700)	-	-	9,108
Xunshi	-	7,500	-	-	-	-	7,500
Zhongcheng	-	6,269	(200)	-	-	-	6,069
Caiqu	-	4,000	-	-	-	-	4,000
Anipark	-	-	1,564	-	2,346	-	3,910
Huaian Shibo	-	3,800	-	-	-	-	3,800
Weilai	-	3,333	-	-	-	-	3,333
Aodian	-	2,000	-	-	-	-	2,000
Shengguang	-	2,000	(668)	-	-	-	1,332
Others	-	2,425	31	(48)	-	-	2,408
Total	8,471	40,733	410	(748)	2,346	-	51,212

Investment in Actoz

Shanda acquired approximately 29% of the stake from key shareholders of Actoz in November 2004 and approximately 9% of its stake in the open market in December 2004, at an aggregate cost of US$106.1 million, equivalent to approximately RMB878 million, Shanda owned approximately 38% of Actoz’s stake as at December 31, 2005, and thus accounted for the investment using equity method of accounting.

The purchase price of Actoz was allocated as follows:

RMB

Fair value of net assets acquired	128,419,000
Identified intangible assets	183,884,000
Purchased in-progress research and development	15,460,000
Deferred tax liabilities arising from the acquisition	(50,567,000)
Goodwill	600,800,000
Total	877,996,000

Identifiable intangible assets acquired include trademarks of RMB54.5 million that was determined to have infinite life and thus not subject to amortization. The remaining identifiable intangible assets acquired include completed technology of RMB63.7 million with estimated weighted-average useful life of 6.3 years, core technology of RMB35.7 million with estimated useful life of 4 years, customer database of RMB23.2 million with estimated useful life of 2 years, and non-compete agreement of RMB6.8 million with estimated useful life of 2.5 years. Purchased in-process research and development of RMB15.5 million was written off at the date of acquisition in accordance with FIN 4 because the technological feasibility of the in-process technology has not yet been established and the technology has no alternative future use. Those write-offs are included in equity in loss of affiliated companies.

In the fourth quarter of 2005, the Company recognized an other-than-impairment charge of US$64.6 million,

equivalent to RMB521.5 million, on its investment in Actoz based on the quoted market prices. The impairment charge was made primarily as a result of (1) the continued decline in Actoz’s quoted market price on the KOSDAQ; (2) a continued decline in royalties generated for Actoz by Shanda’s operation of Mir II, a MMORPG licensed from Actoz in the PRC, which was mainly due to the continued aging of Mir II and adoption of the free-to-play model for Mir II; and (3) intensified competition. As of December 31, 2005, the value of the investment in Actoz based on the quoted market price was RMB328.3 million, which is equal to its carrying amount.

In December 2006, the Company additionally purchased 2.3% of Actoz’ stake in the open market for the consideration of US$2.2 million (equivalent to approximately RMB17.3 million), and increased its share percentage in Actoz to 40.48%. Subsequently from January 5, 2007 through July 5, 2007, the Company further 9.62% equity interest of Actoz for the consideration of US$9.2 million in cash (equivalent to approximately RMB71.0 million) and became the majority shareholder to consolidate Actoz’s financial statements starting from July 1, 2007 (Note 4).

Investments accounted for under the cost method

In October 2008, the Group, through Shanghai IT, acquired a 1.24% stake in Shanghai Institute of Visual of Art of Fudan University (“SIVA”), a college in Shanghai, China, for a consideration of RMB10 million. The Group accounted for the RMB10 million using the cost method of accounting.

13.	MARKETABLE SECURITIES

Marketable securities as of December 31, 2007 and 2008 comprised of:

	2007
	Cost	Unrealized gain/(loss)	Fair value
	RMB	RMB	RMB

Mutual funds	9,897,517	1,346,077	11,243,594
Total	9,897,517	1,346,077	11,243,594

	2008
	Cost	Unrealized gain/(loss)	Fair value
	RMB	RMB	RMB

Mutual funds	10,897,517	1,456,084	12,353,601
Equity securities	24,341,940	-	24,341,940
Total	35,239,457	1,456,084	36,695,541

Investment in SINA

As of January 1, 2006, the Group held approximately 19.5% of the issued and outstanding shares of SINA at an aggregate cost of approximately US$227.6 million, equivalent to RMB1,884.1 million, after a series of acquisition of the shares in SINA Corporation (“SINA”) from the open market in 2004 and 2005,. The investment was recorded in marketable securities and carried at fair market value with unrealized appreciation of approximately RMB30.9 million reported as a component of accumulated other comprehensive gain in shareholders’ equity as at January 1, 2006.

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

Investment in UBS enhanced yield portfolio AA USD (“EYP”)

On December 1, 2006, the Company purchased 578,324 units of EYP, an innovative cash management solution portfolio which was issued and managed by UBS Global Asset Management, for the consideration of US$59.1 million in cash (equivalent to approximately RMB464.3 million).

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

As of December 31, 2007, the Company had fully disposed of all its EYP.

14.	PROPERTY AND EQUIPMENT

Property and equipment and its related accumulated depreciation as of December 31, 2007 and 2008 are as follows:

	2007	2008
	RMB	RMB

Computer equipment	321,917,801	391,272,394
Leasehold improvements	24,793,945	8,247,432
Furniture and fixtures	30,760,294	25,269,507
Motor vehicles	10,651,150	15,805,569
Office buildings	165,708,921	188,131,256
Less: Accumulated depreciation	(237,649,807)	(316,291,236)
Net book value	316,182,304	312,434,922

Depreciation expense for the years ended December 31, 2006, 2007, and 2008 was approximately RMB72,149,000, RMB85,469,000 and RMB90,587,000, respectively.

15.	INTANGIBLE ASSETS

Intangible assets consist of upfront licensing fees paid to online game licensors, software and copyrights, and intangible assets arising from business combinations. Gross carrying amount, accumulated amortization and net book value of the Group's intangible assets as of December 31, 2007 and 2008 are as follows:

	2007	2008
	RMB	RMB
Gross carrying amount:
Upfront licensing fee paid	185,491,578	456,683,530
Software, copyrights and others	127,457,898	138,273,345
Intangible assets arising from business combinations
- Software technology	228,806,229	241,944,786
- Game engine	14,898,060	-
- Non-compete arrangement	2,852,621	2,852,621
- Customer base	35,054,504	35,054,504
- Trademarks	53,802,176	54,666,335
- Other	3,964,734	9,587,609
	652,327,800	939,062,730
Less: accumulated amortization
Upfront licensing fee paid	(105,714,391)	(168,140,533)
Software, copyrights and others	(98,328,476)	(119,104,687)
Intangible assets arising from business combinations	(114,122,042)	(155,468,499)
	(318,164,909)	(442,713,719)

Less: Impairment for upfront licensing fee paid	(20,095,454)	(20,095,454)

Net book value	314,067,437	476,253,557

Amortization expense for the years ended December 31, 2006, 2007 and 2008 amounted to approximately RMB81,768,000, RMB110,544,000 and RMB148,135,000, respectively.

Impairment of intangible assets charge to cost of sales in 2007 amounting to RMB20,095,454 mainly related to one of the online games because it was determined that the Company would not be able to fully recover the upfront and minimum royalty licensing costs. No impairment was provided in 2008.

The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Amortization
RMB
2009	137,202,569
2010	119,410,438
2011	88,538,048
2012	69,616,735
2013	27,813,386
Total	442,581,176

16.	GOODWILL

The changes in the carrying amount of goodwill from significant acquisitions are as follows:

	Haofang	Bianfeng	Actoz	Aurora	Others	Total
RMB’000
Balance as of December 31, 2006	346,583	106,170	-	-	40,811	493,564
Acquisitions	-	-	86,479	26,130	48	112,657
Balance as of December 31, 2007	346,583	106,170	86,479	26,130	40,859	606,221

Impairment and write-off	-	-	-	-	(15,953)	(15,953)
Balance as of December 31, 2008	346,583	106,170	86,479	26,130	24,906	590,268

In October 2008, the Company performed an impairment test at reporting unit level relating to goodwill from acquisitions and concluded that there was no impairment as to the carrying value of goodwill as of December 31, 2008, except that a full impairment loss of RMB14.5 million was recorded for the goodwill of arising from the acquisition of Beijing Digital Red Software Technology Co., Ltd., which is a developer and operator of mobile phone games. The full impairment was primarily due to the expected cash flow in future years for this reporting unit was revised downward in light of lower than expected revenue earned in 2008 and other considerations such as overall industry economic situations and market risk of the reporting unit. Additionally, there was a goodwill write-off of RMB1.5 million due to close down of an acquired entity.

17.	OTHER PAYABLES AND ACCRUALS

	2007	2008
	RMB	RMB

Salary and welfare payable	44,119,310	103,384,948
Unpaid advertisement and promotion fee	21,322,628	94,407,793
Unpaid rental for server software	24,689,987	47,161,337
Advance from customers	25,438,929	23,597,944
Accrued interest for convertible debt	-	7,442,120
Unpaid audit fee	6,580,277	6,020,158
Acquisition related obligation	20,200,000	5,550,000
Deposits from distributors	6,520,220	5,297,793
Other payables	42,727,393	57,073,770
Total	191,598,744	349,935,863

18.	CONVERTIBLE DEBT

(1)	Zero Coupon Senior Convertible Notes due 2014 (“Notes I”)

In October 2004, the Company issued US$200 million in aggregate principal amount of Zero Coupon Senior Convertible Notes due 2014 (“Notes I”). The offering size increased to US$275 million when the underwriters exercised their option to purchase additional notes. Notes I were issued at par and bears no interest. Notes I were convertible into ordinary shares of the Company, at any time prior to maturity at the option of the holder at the initial conversion rate of 50.3816 ordinary shares per US$1,000 principal amount, which is equal to an initial conversion price of US$19.85 per ordinary share (or US$39.70 per ADS). The initial conversion price was higher as compared to the market price of the Company’s ADS at the date of issuance. In respect of each US$1,000 in principal amount of Notes I, the conversion consideration would consist of (a) cash in an amount equal to the principal amount of each Note I, subject to certain limitation; and (b) a number of the Company’s ordinary shares based on market value of the five consecutive trading days beginning on the third trading day following the conversion date.

The Company had the right to redeem Notes I in whole or in part, at any time or from time to time, on or after October 15, 2007 at a redemption price equal to 100% of the principal amount of Notes I to be redeemed, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

The holders had the right to require the Company to repurchase all or a portion of their Notes I on October 15, 2007 at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date.

On October 17, 2007 and November 14, 2007, the Company redeemed all Notes I from the holders for the considerations of US$15.4 million (RMB115.4 million) in cash and US$259.6 million (RMB1,929.5 million) in cash, respectively.

Issuance costs, amounting to RMB52.1 million, of Notes I is deferred and being amortized on a straight-line basis over a period of three years from the date of issuance, which is October 15, 2004, to October 2007, when the Company repurchased all Notes I. The amortization expense of issuance costs related to Notes I for the years ended December 31, 2006 and 2007 was RMB17.5 million, RMB12.8 million, respectively.

(2)	2.0% Convertible Senior Notes due 2011 (“Notes II”)

In September 2008, the Company issued US$155 million in aggregate principal amount of 2.0% Convertible Senior Notes due 2011 (“Notes II”). The offering size increased to US$175 million when the initial purchasers exercised in full their over-allotment option to purchase additional US$20 million of Notes II. Notes II were issued at par and bears interest at a fixed rate of 2.0% per annum, payable semi-annually in arrears in cash on March 15 and September 15 of each year, beginning on March 15, 2009. Notes II matures on September 15, 2011.

Notes II are initially convertible, subject to certain conditions, into shares of the Company’s ordinary shares at the conversion rate of 57.1428 ordinary shares per US$1,000 principal amount, which is equal to an initial conversion price of US$17.50 per ordinary share (or US$35.00 per ADS). The initial conversion price is higher as compared to the market price of the Company’s ADS, which is US$27.23 per ADS at the date of issuance. Upon conversion of each US$1,000 aggregate principal amount of the notes, the conversion consideration would consist of the sum of (a) cash in an amount equal to the principal portion of each note, subject to certain limitation, and, if applicable, (b) a number of ordinary shares in an amount equal to the excess of the daily conversion value over the principal portion during the observation period. The conversion rate is subject to adjustment for certain events outlined in the Notes II Offering Memorandum dated September 16, 2008 (“Offering Memorandum”).

The Company may not redeem the notes prior to their stated maturity date. If a Fundamental Change, which is defined in Offering Memorandum, occurs at any time prior to maturity, the holder of Notes II have the option to require the Company to repurchase any notes at a price equal to 100% of the principal amount of the notes plus accrued interest to the date of repurchase except for certain conditions. Notes II are senior unsecured obligations and ranked equally with all of the Company’s existing and future senior unsecured and unsubordinated indebtedness. Notes II are effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and are structurally subordinated to all existing and future liabilities of the Company’s subsidiaries, including trade payables.

The Bonds were recorded as a long-term liability. Its embedded conversion feature is not required to be bifurcated under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”.

As of December 31, 2008, the fair value of Notes II is approximately US$178.7 million or approximately 102.1% of face value. Fair value estimates related to the Company’s convertible debt discussed above are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The shares issuable upon conversion of Notes II have been considered in the computation of diluted earning per share.

The issuance costs of Notes II of RMB25.7 million is deferred and being amortized on a straight-line basis over a period of three years from the date of issuance, which is September 16, 2008, to the maturity date on September 15, 2011. The amortization expense of issuance costs related to Notes II for the year ended December 31, 2008 was approximately RMB2.9 million.

In connection and concurrently with Notes II offering, the Company has entered into a privately negotiated accelerated share repurchase agreement, pursuant to which the Company used the total proceeds of Note II of US$175 million to repurchase a variable number of its ADSs (Note 20).

19.	MINORITY INTERESTS

Minority interests include the common shares in the consolidated subsidiaries or VIE subsidiaries and preferred shares issued by a subsidiary of Shanda. The balance is summarized as follows:

	December 31, 2007	December 31, 2008
	RMB	RMB
Minority interests in consolidated subsidiaries or VIE subsidiaries
Actoz	215,249,346	138,932,858
Others	1,048,652	5,097,533
Minority interests in preferred shares issued by a subsidiary
Grandpro Technology Limited	-	144,734,732
	216,297,998	288,765,123

In 2008, Grandpro Technology Limited (“Grandpro”), a subsidiary of Shanda, entered into a series of agreements with Intel Capital Corporation, Shanghai International Shanghai Growth Investment Limited, CCIB SPC-Asia Pacific Small and Mid Cap Companies Segregated Portfolio, UG SPC-Asean Plus Three Segregated Portfolio, and CCIB Opportunity Income Growth Fund, Huitung Investments (BVI) Limited and Google.Inc (collectively referred to as the “Investors”) to issue 9,600,000 series A Preferred Shares and 10,000,000 Series A-1 Preferred Shares to the Investors for a total consideration of US$19.6 million (equivalent to RMB141.1 million). The par value of each preferred share is US$0.0001. All of the Series A Preferred Shares and the Series A-1 Preferred Shares issued by Grandpro are collectively referred to as the “Preferred Shares”.

No beneficial conversion feature charge was recognized for the issuance of Series A and Series A-1 Preferred Shares as the estimated fair value of the ordinary shares of Grandpro does not exceed the conversion price on the date of issuance. The initial carrying value of Series A and Series A-1 Preferred Shares was offset by direct issuance cost of US$168,000 (equivalent to RMB1.2 million). No dilution gain was recognized for the issuance of Preferred Shares.

Key terms of the Series A and Series A-1 Preferred shares are summarized as follows:

a. Dividends:

The Investors of the Preferred Shares are entitled to receive dividends at the rate of 6% of the original Preferred Share issue price per annum, when and if declared by the Board of Directors of Grandpro, prior and in preference to the ordinary shareholders or any other class of shareholders on an as-converted basis. The Investors of the Preferred Shares are also be entitled to receive any non-cash dividend, when and if declared by the Board on an as-converted basis.

b. Liquidation preference

Upon the occurrence of any liquidation, the Investors of the Preferred Shares shall be entitled to receive, before any distribution or payment to the holders of the ordinary shares of Grandpro, an amount equal to 100% of their original issue price, as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, plus all declared and unpaid dividends.

c. Voting rights

Each Preferred Share has voting rights equivalent to the number of ordinary shares into which such Preferred Shares could be then convertible. The Investors of the Preferred Shares also would have certain veto rights including, but not limited to, the appointment or removal of senior management and the adoption any annual budget, including contingencies.

d. Conversion

The Preferred Shares are convertible, at the option of the Investors, into Grandpro’s ordinary shares at an initial conversion ratio of 1:1 at any time after the original issuance date. In addition, each Preferred Share is automatically convertible into such number of ordinary shares of Grandpro as shall be determined by reference to the then effective and applicable conversion ratio upon the closing of a Qualified Public Offering as defined in the Preferred Shares agreement.

In the event that Grandpro issues additional ordinary shares at a price lower than the then-applicable conversion price for the Preferred Shares, the conversion price of the Preferred shares shall be reduced to a price equal to the issue price per share of the additional ordinary shares are issued, except for issuances under certain circumstances.

e. Redemption

If (i) the PRC government enacts policies, laws or regulations that prohibits non-PRC entities from investing in, holding or disposing of any securities in Grandpro, its subsidiary or VIE subsidiary, or (ii) Grandpro has not consummated a Qualified Public Offering prior to December 30, 2010, the Investors of not less than a majority of the Preferred Shares then outstanding, would have options at any time to redeem all of the Preferred Shares at a redemption price equal to the original issue price plus an annual rate of 10% accruing from the date of issuance to the redemption date plus any declared and unpaid dividends and interest thereon.  Accretion of RMB12.0 million has been made since the issuance date and the charge against net income is reflected as minority interest in the Company’s consolidated financial statements.

Shanda Interactive Entertainment Limited unconditionally and irrevocably guarantees to each of the Investors the full performance by Grandpro of its redemption of the Preferred Shares.

20.	REPURCHASE OF SHARES

On March 9, 2007, the Board of Directors approved a share repurchase program, effective March 2007.  Under the program, the Company is authorized to repurchase up to US$50 million worth of outstanding American Depositary Shares of the Company from time to time over the next 12 months, depending on market conditions, share price and other factors, subject to the relevant rules under United States securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and may include derivative transactions, and will be funded by the Company’s available working capital. As of December 31, 2007, the Company had repurchased a total of 738,275 ADSs for an aggregate consideration of US$16 million (equivalent to Rmb124.0 million). After the repurchase, those shares were retired. The excess of US$16 million of purchase price over par value, equivalent to RMB123.9 million, was allocated between additional paid-in capital and retained earnings of US$2.0million and US$14 million, respectively (equivalent to RMB15.3 million and RMB108.6 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.

On September 9, 2008, the Board of Directors approved a share repurchase program to repurchase up to US$200 million worth of its outstanding American Depositary Shares of the Company from time to time over the next 12 months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and is expected to include derivative transactions. The program may be suspended or discontinued at any time. The Company used the entire proceeds of the Notes II of US$175 million (Note 18), together with cash on hand, to repurchase a variable number of its ADSs. As of December 31, 2008, Shanda had prepaid US$175 million, portion of this prepayment had been applied for repurchase of an aggregate of 4,518,769 ADSs for a total consideration of approximately US$122.8 million (equivalent to approximately RMB839.7 million) and unused prepayment of approximately US$54.5 million (equivalent to approximately RMB373.1 million) is recorded in equity of the Company as of December 31, 2008. After the repurchase, those shares were retired. The excess of US$122.7 million of purchase price over par value, equivalent to RMB839.1 million, was allocated between additional paid-in capital and retained earnings of US$14.4 million and US$108.3 million, respectively (equivalent to RMB98.3 million and RMB740.8 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.

In addition, on December 30, 2008, the Board of Directors approved to expand the aggregate dollar value of outstanding American Depositary Shares (“ADSs”) that the Company may repurchase under its share repurchase program approved by on September 9, 2008 from US$200 million to US$300 million, including US$175 million worth of its outstanding ADSs the Company has agreed to repurchase pursuant to an accelerated share purchase program. The share repurchases may be made on the open market, in block trades or pursuant to a 10b5-1 plan and will be made subject to restrictions relating to volume, price and timing. The share repurchase plan does not obligate the Company to repurchase a minimum number of ADSs, and the share repurchase plan may be suspended or discontinued at any time.

21.	EQUITY COMPENSATION PLAN

(1)	Shanda Interactive Entertainment Limited

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

In 2006, 2007 and 2008, no options were granted under the 2003 Share Incentive Plan.

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

From January 2, 2008 through June 24 2008, the Company granted options under the 2005 Equity Compensation plan to purchase 110,000 ordinary shares of the Company at an exercise price equal to the average market value in the previous fifteen days. The options can be exercised within 6 years from the award date. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement.

Activities of share options

A summary of the option activity, relating to the options held by the Company’s employees under the 2003 Share Incentive Plan and 2005 Equity Compensation Plan as of and for the year ended December 31, 2008 are set out below:

	Options Outstanding	Weighted Average Exercise Price	Weighted averaged remaining contractual life	Aggregate Intrinsic value
		US$		US$
Outstanding at January 1, 2008	5,257,841	7.68
Granted	110,000	15.65
Exercised	(1,227,728)	4.97
Forfeited	(120,850)	15.89
Expired	(750)	15.55
Outstanding at December 31,2008	4,018,513	8.48	6.15	31,647,305
Vested and expected to vest at December 31, 2008	3,649,923	8.48	6.12	28,796,958
Vested and exercisable at December 31, 2008	1,838,647	6.92	5.86	17,196,485

The aggregate intrinsic value is calculated as the difference between the market value of US$10.84, US$16.34 and US$16.18 as of December 31, 2006, 2007 and 2008 and the exercise price of the shares. The total intrinsic value of options exercised during the three years ended December 31, 2006, 2007 and 2008 was RMB73.7million, RMB257.6 million and RMB93.9 million.

The weighted average grant-date fair value of options granted during fiscal years 2006, 2007 and 2008 was US$4.00, US$8.54 and US$7.51, respectively. The total fair value of options vested during the three years ended December 31, 2006, 2007 and 2008 was RMB48.3 million, RMB46.2 million and RMB61.0 million.

As of December 31, 2008, there was RMB67.8 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees. This cost is expected to be recognized over a weighted averaged period of 2.2 years. Total compensation cost may be adjusted for future changes in estimated forfeitures. In 2008, total cash received from the exercise of stock options amounted to RMB42.4 million.

Under Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan, share-based compensation expense of approximately RMB40.0 million, RMB53.8 million and RMB47.5 million were recognized in the consolidated statements of operations and comprehensive income in the years ended December 31, 2006, 2007 and 2008, respectively

The fair value of each option granted under Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan is estimated on the date of grant using the Black-Scholes option pricing model that uses assumptions noted in the following table:

	2006	2007	2008

Risk-free interest rate (1)	5.2%	4.16%-4.51%	2.37%-3.52%
Expected life (in years) (2)	6.25 years	5 years	5 years
Expected dividend yield (3)	0%	0%	0%
Expected volatility (4)	61%	56%-58%	59%
Fair value per option at grant date	RMB32.00	RMB55.91-80.82	RMB46.65-61.94

(1)
The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.

(2)	The expected term of stock options granted under the Plan is developed giving consideration to vesting period, contractual term and historical exercise pattern.
(3)	The Company has no history or expectation of paying dividends on its common stock.
(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of Shanda’s common stock for a period equal to the expected term preceding the grant date.

(2)	Shanda Games Limited (“Shanda Games”)

Shanda Games 2008 Equity Compensation Plan

In November 2008, Shanda Games authorized an equity compensation plan (the “2008 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 44,000,000 ordinary shares. Under the Shanda Games 2008 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Company and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company's ordinary shares, equals to the excess of the fair market value of the Company's ordinary shares, or (iii) other types of compensation based on the performance of the Company's ordinary shares.

From November 14, 2008 through December 18, 2008, Shanda Games granted options to purchase 21,857,500 ordinary shares under the Shanda Games 2008 Share Incentive Plan at an exercise price of US$3.2 per share.  The options can be exercised within 10 years from the grant date. Pursuant to the 2008 Equity Compensation Plan, for each quarter during the four years beginning on January 1, 2009 (the “Performance Period Start Date”) through and ending on December 31, 2012 (the “Performance Period”), 1/16th of Option Shares have the opportunity to be earned, including 1/3 of which can be earned subject to the participant’s continued employment with the Shanda Games, and up to 2/3 of which can be earned contingent on the achievement of different performance targets. These performance targets are related to the Shanda Games Limited’s consolidated quarterly Revenue growth rate and quarterly Income growth rate, calculated against the Shanda Games Limited’s historical highest consolidated quarterly Revenue and Income.

On each of the first four anniversaries of the Performance Period Start Date, twenty percent (20%) of the earned options during the year preceding such anniversary date shall vest and become exercisable. In the event that Shanda Games Limited sells ordinary shares (or any securities convertible or exchangeable into Ordinary Shares) pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (a “Private Placement”) prior to the consummation of the Initial Public Offering, on each of the first four anniversaries of the consummation of the Private Placement of the Ordinary Shares, an additional twenty percent (20%) of the earned options during the year preceding the corresponding first four anniversaries of the Performance Period Start Date shall vest and become exercisable, and on each of the first four anniversaries of the Initial Public Offering, an additional sixty percent (60%) of the earned option during the year preceding the corresponding first four anniversaries of the Performance Period Start Date shall vest and become exercisable. In the event that Shanda Games Limited does not consummate a Private Placement prior to consummating the Initial Public Offering, on each of the first four anniversaries of the consummation of the Initial Public Offering, an additional eighty percent (80%) of the earned options during the year preceding the corresponding first four anniversaries of the Performance Period Start Date shall vest and become exercisable provided, in each case, that the employees remain employed by Shanda Games Limited on such vesting date, and provided further that no vesting date shall occur after the tenth anniversary of the Grant Date.

In accordance with FAS123(R), the Company recognized the share-based compensation expenses, net of a forfeiture rate, using the straight-line method for the 1/3 of the 20% of the options earned subject to the employees’ continued employment with Shanda Games Limited, and using the grated-vesting method for up to 2/3 of the 20% of the options earned contingent on the achievement of different performance targets when Shanda Games Limited concluded that it is probably that the performance targets will be achieved.

The Company did not recognize the share-based compensation expenses for the earned options to be vested upon the consummation of the Private Placement or Initial Public Offering of Shanda Games Limited as the Company is not able to determine that it is probable that these performance conditions will be satisfied until the events occur.  As a result, the share-based compensation expenses for this portion of the earned options will be recognized using the graded-vesting method upon the consummation of the Private Placement (20%) or the Initial Public Offering (60% or 80%) of Shanda Games Limited.

Share-based compensation expense related to the option award granted by Shanda Games Limited under the Shanda Games 2008 Equity Compensation Plan amounted to approximately RMB2.2 million for the year ended December 31, 2008.

Shanda Games’ share option activities as of and for the years ended December 31, 2008 is set out below:

	Options Outstanding	Weighted Average Exercise Price	Weighted averaged remaining contractual life	Aggregate Intrinsic value
		US$		US$
Granted	21,857,500	3.2	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Outstanding at December 31,2008	21,857,500	3.2	9.87	-
Vested and expected to vest at December 31, 2008	3,213,100	3.2	9.87	-
Vested and exercisable at December 31, 2008	-	-	-	-
As the exercise price approximates the fair value of the ordinary share of Shanda Games Limited as of December 31, 2008, there is no intrinsic value as of December 31, 2008.

The weighted average grant-date fair value of options granted during the year ended December 31, 2008 was US$1.60. No option was vested during the year ended December 31, 2008.

As of December 31, 2008, there was RMB32.9 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees. This cost is expected to be recognized over a weighted averaged period of 3.9 years. 17,486,000 units of stock options were excluded from the determination of unrecognized compensation cost because they are contingent upon the completion of an initial public offering by Shanda Games Limited and that the contingency had not been resolved as of December 31, 2008.  Total compensation cost may be adjusted for future changes in estimated forfeitures and the probability of the achievement of performance conditions.

The fair value of each option granted under the Company’s 2008 equity compensation plan is estimated on the date of grant using the binomial pricing model that uses the assumption noted in the following table:

2008

Exercise Price	US$3.2
Fair value of common stock	US$1.6
Risk-free interest rate (1)	3.94%
Exercise Multiple (2)	1.8
Expected dividend yield (3)	0%
Expected volatility (4)	50%
Fair value per option at grant date	RMB10.4~11.8

(1)
The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve over the contractual term of the option in effect at the time of grant.

(2)	The management estimates the options will be exercised when the spot price reaches 1.8 times of strike price after becoming exercisable.
(3)	The Company has no history or expectation of paying dividends on its common stock.
(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of Shanda’s common stock for a period equal to the expected term preceding the grant date.

On December 22, 2008, Shanda Games Limited also granted Restricted Share Award consisting of 407,770 Ordinary Shares (the “Restricted Shares”) under Shanda Games’ 2008 Equity Compensation Plan.  The restricted shares will be vested in equal installments over four calendar years on December 31 of each such calendar year, commencing on December 31, 2009, subject to the employee’s continued employment with Shanda Games Limited.

Share-based compensation expense related to the Restricted Share Award granted by Shanda Games Limited under the 2008 Equity Compensation Plan amounted to RMB59,660 for the year ended December 31, 2008.

A summary of unvested restricted share activity as of December 31, 2008, and changes during the year ended is presented below:

Unvested Restricted Shares	Number of Shares	Weighted Average Grant-date Fair Value US$

Granted	407,770	3.2
Vested	-	-
Forfeited	-	-
Unvested at December 31, 2008	407,770	3.2
Expected to vest at December 31, 2008	334,371	3.2

As of December 31, 2008, there was RMB8.7 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested restricted shares granted to the employees of Shanda Games Limited. This cost is expected to be recognized over a weighted averaged period of 4 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

(3)	Actoz Soft Co., Ltd

Since 2005, Actoz has granted stock options to officers and employees as a incentive program.

A total of 127,420 shares were granted to eight officers and employees in July 2006. A total of 140,000 shares were granted to current CEO in March 2007 and 470,730 shares were granted to 73 officers and employees in September 2007. A total of 94,040 shares and 10,000 shares were granted to current officers and employees in March 2008 and October 2008, respectively.

The stock options may be exercised from the date that is two years from the grant date for a period of five years under relevant law. The grantees who were granted before March 2007 may exercise 2/3 of granted stock options two years after the grant date and 1/3 of granted stock options may be exercised three years after the grant date. Grantees who were granted in September 2007 and in 2008 may exercise 1/2 of granted stock options two years after grant date, 1/4 of granted stock option may be exercised three years after grant date, and 1/4 of granted stock options may be exercised four years after grant date.

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

The assumptions used to value stock-based compensation awards for the years ended December 31, 2007 and 2008 are presented as follows:

	2007	2008

Risk-free interest rate	4.80-5.39%	4.80-5.39%
Term of share option/Expected life (in years)	4.7-4.9 years	4.7-4.9 years
Expected dividend yield	0%	0%
Volatility	80%-83%	63%-87%
Fair value per option at grant date	KRW5,997-KRW6,198	KRW4,531-KRW6,355

Actoz’s share option activities as of and for the year ended December 31, 2008 is set out below:

	Options Outstanding	Weighted Average Exercise Price	Weighted averaged remaining contractual life	Aggregate Intrinsic value
		KRW		KRW
Outstanding at January 1, 2008	702,920	9,535
Granted	104,040	8,603
Exercised	-	-
Forfeited	(44,410)	9,700
Outstanding at December 31, 2008	762,550	9,398	5.54	611,556,900
Vested and expected to vest as of December 31, 2008	648,736	9,375	5.51	534,922,700
Vested and exercisable as of December 31, 2008	68,280	8,300	4.57	129,732,000

The aggregate intrinsic value is calculated as the difference between the market value of KRW10,200 as of December 31, 2008 and the exercise price of the shares.

The weighted average estimated fair value of options granted during fiscal years 2006, 2007, and 2008 were KRW5,173, KRW6,152 and KRW4,966, respectively.

Share-based compensation expense of approximately RMB4.4 million and RMB6.4 million were recognized in the consolidated statements of operations and comprehensive income for the years ended December 31, 2007 and 2008.

As of December 31, 2008, there was KRW2,189 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to Actoz’s employees. This cost is expected to be recognized over a weighted averaged period of 2.44 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

22.	EMPLOYEE BENEFITS

The full-time employees of the Company's subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees' salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to approximately RMB33,477,000, RMB37,005,000 and RMB46,095,000 for the years ended December 31, 2006, 2007 and 2008, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

23.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2006 and 2007, significant related party transactions were as follows:

	2006	2007
	RMB	RMB

Online game licensing fees paid to Actoz, an affiliated company	207,188,362	158,171,841	*
Online game upfront licensing fee paid to Actoz	968,424	7,740,900	*
Bad debt recognized for the loan to a subsidiary of Actoz	4,000,000	-
Total	212,156,786	165,912,741

*: The transactions are up to June 30, 2007 as Actoz has been consolidated from July 1, 2007.

As of December 31, 2007 and 2008, the Group had amounts due to related parties of approximately RMB3,044,000, mainly arising from purchase of game related merchandise from certain minority shareholders of VIE subsidiaries.

There are no related party transactions for the year ended December 31, 2008.

All amounts due to related parties are unsecured, interest-free and have no definite terms.

24.	CERTAIN RISKS AND CONCENTRATIONS

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, marketable securities, accounts receivable, due from/to related parties and other current assets. As of December 31, 2007 and 2008 substantially all of the Group's cash and cash equivalents, short-term investments and marketable securities were held by major financial institutions located in the PRC, in Hong Kong and in Korea, which management believes are of high credit quality.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

No individual customer accounted for more than 10% of net revenues during the year ended December 31, 2006, 2007 and 2008.

The Company derived the majority of its net revenues from two MMORPGs, Mir II and Woool, which accounted for approximately 46.6% and 23.7% of the net revenues for the year ended 21, 2006, 52.7% and 22.4% of the net revenues for the year ended 2007, and 52.1% and 19.5% of the net revenues for the year ended December 31, 2008, respectively.

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments and convertible debt denominated in the U.S. dollar. On July 21, 2005, the People’s Bank of China, or PBOC, announced an adjustment of the exchange rate of the US dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an appreciation of the RMB against the US dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of RMB against the US dollar.

25.	COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Group has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December, 31, 2008 are as follows:

	Office premise	Computer equipment	Total
	RMB	RMB	RMB

2009	8,074,587	19,741,667	27,816,254
2010	4,276,665	2,173,408	6,450,073
2011	500,756	816,000	1,316,756
2012	-	-	-
2013	-	-	-
	12,852,008	22,731,075	35,583,083

As of December 31, 2008, the Group had leased servers under operating lease arrangements where the lease payments are calculated based on certain formulas, as specified in the agreements, with reference to the actual number of users of the leased assets. The server leasing rental expenses under these operating leases amounted to approximately RMB40,949,000, RMB22,980,000 and RMB21,880,000 during the years ended December 31, 2006, 2007 and 2008, respectively. As the future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments as disclosed above.

Total rental expenses including server leasing rental, office rental and server maintenance were approximately RMB129,781,000, RMB106,308,000 and RMB124,229,000 during the years ended December 31, 2006, 2007 and 2008, respectively, and were charged to the statements of operations and comprehensive income when incurred.

As of December 31, 2008, the Group also has commitments in respect of the maintenance contracts in relation to the servers owned by the Group amounting to RMB12,342,000.

Capital commitments

Capital commitments for purchase of property and equipment and game licenses as of December 31, 2008 were approximately RMB205,791,000.

Contingencies

The Group accounts for loss contingencies in accordance with SFAS No. 5 “Accounting for Loss Contingencies”, and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss in respect of each loss contingency.

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games, to 50%. In addition, foreigners or foreign invested enterprises are currently not able to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and accordingly Shengqu is considered as a foreign invested enterprise under PRC law. In order to comply with foreign ownership restrictions, the Group operates its online games business in the PRC through Shanghai Shulong and through Shulong Computer and Nanjing Shulong, which are wholly-owned subsidiaries of Shanghai Shulong. Shanghai Shulong currently holds an ICP license and an Internet culture operation license that are required to operate online game business.  The Group publishes its online games under an Internet publishing license held by Shanda Networking. Shengqu has entered into a series of contractual arrangements with Shanghai Shulong, Nanjing Shulong and Shulong Computer, pursuant to which Shengqu provides Shanghai Shulong, Nanjing Shulong and Shulong Computer with services, software licenses and equipment in exchange for fees, and Shengqu undertakes to provide financial support to Shanghai Shulong, Nanjing Shulong and Shulong Computer to the extent necessary for their operations. Shengqu has also entered into agreements with Shanghai Shulong and its shareholders that provide it with the substantial ability to control Shanghai Shulong.

In addition, Shanda Computer is also considered as a foreign invested enterprise under PRC law. In order to comply with foreign ownership restrictions, the Group operates its integrated community and e-commerce service platform business in the PRC through Shanda Networking, which is wholly owned by Tianqiao Chen and Danian Chen, both of whom are PRC citizens. Shanda Networking currently holds an ICP license, Internet culture operation license and Internet publishing license that are required to operate integrated service platform business. Shanda Computer has entered into a series of contractual arrangements with Shanda Networking, Nanjing Shanda and Bianfeng Networking, pursuant to which Shanda Computer provides Shanda Networking, Nanjing Shanda and Bianfeng Networking with services, software licenses and equipment in exchange for fees, and Shanda Computer undertakes to provide financial support to Shanda Networking, Nanjing Shanda and Bianfeng Networking to the extent necessary for their operations. In addition, Shanda Computer has entered into agreements with Shanda Networking and its shareholders that provide it with the substantial ability to control Shanda Networking.

In the opinion of management and the Company’s PRC legal counsel, (i) the ownership structure of the Company, Shengqu and Shanghai Shulong, Shanda Computer and Shanda Networking, are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with Shanghai Shulong and Shanda Networking and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with Shanghai Shulong and Shanda Networking were found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with Shanghai Shulong and Shanda Networking is remote.

Guarantees

In connection and concurrently with the issuance of preferred shares of US$19.6 million by Grandpro in 2008 (Note 19), Shanda provides a full guarantee to the Investors in respect of the performance of Grandpro’s redemption obligations under the agreements.

26.	SUBSEQUENT EVENTS

The Group had the following significant events occurred subsequent to December 31, 2008:

In June 2009, the Group commenced a tender offer to acquire 51% of the total outstanding ordinary shares of Hurray Holding Co. Ltd.(“Hurray!”), a NASDAQ listed online media company and wireless value-added information service provider specializing in artist development, music production and wireless music distribution in China, at a price of US$0.04 per ordinary share (or US$4.00 per ADS) for a total consideration of US$46.2 million in cash.

In June 2009, Shanda Games entered into an agreement with an online game company in China to acquire 100% of its equity interest for RMB148.8 million in cash.

On May 25, 2009, the Group announced its plan to submit a draft registration statement on a confidential basis to the U.S. Securities and Exchange Commission for a possible initial public offering (the "Proposed IPO") of Shanda Games Limited.  The purposes of the Proposed IPO, if completed, are to further the Company's development as an interactive entertainment media company and to provide Shanda Games with a sharper focus and greater flexibility to pursue strategic opportunities in enhancing its leadership position in the online game sector.

In March 2009, the Group completed the accelerated share repurchase program as discussed in Note 18 and 20.  An aggregate of 6,229,238 ADSs were repurchased.

27.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB1,950.0 million, or 53.7% of the Company total consolidated net assets as of December 31, 2008. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company shareholders. See "Financial Statement Schedule I".

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended December 31
	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$
					(Note 3)

Net revenues		-	-	281,540	41,266
Cost of services		-	-	-	-
Gross profit		-	-	281,540	41,266
Total operating expenses		(54,831,727)	(71,915,015)	(74,026,769)	(10,850,388)
Loss from operations		(54,831,727)	(71,915,015)	(73,745,229)	(10,809,122)
Interest income		3,314,699	24,846,511	6,817,800	999,311
Interest expense		(17,490,851)	(12,757,512)	(10,295,375)	(1,509,033)
Foreign exchange gain (loss)		77,935,174	4,025,066	(3,385,935)	(496,289)
Other income, net		(2,045,978)	(1,130,760)	(265,155)	(38,865)
Investment income		71,469,808	451,143,232	6,518,284	955,410
Income before income tax expense and equity in profit of subsidiaries and equity in loss of affiliated companies		78,351,125	394,211,522	(74,355,610)	(10,898,588)
Income tax expense		-	-	-	-
Equity in profit of subsidiaries	1	474,357,914	1,015,484,780	1,322,757,529	193,881,646
Equity in loss of affiliated companies		(23,499,161)	(13,554,277)	-	-
Net income		529,209,878	1,396,142,025	1,248,401,919	182,983,058

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONDENSED BALANCE SHEETS

	2007	2008	2008
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	666,229,746	606,273,908	88,863,893
Due from related parties	-	189,101,273	27,717,299
Prepayments and other current assets	2,976,780	40,221,272	5,895,386
Total current assets	669,206,526	835,596,453	122,476,578

Investment in subsidiaries	2,993,346,652	4,021,035,488	589,378,598
Long-term assets	-	22,826,044	3,345,701
Total assets	3,662,553,178	4,879,457,985	715,200,877

LIABILITIES
Current liabilities:
Due to subsidiaries	32,356,851	31,317,301	4,590,297
Other payable and accruals	6,027,766	16,987,766	2,489,962
Deferred revenue	751,750	262,855	38,528
Convertible debt	-	1,196,055,000	175,310,370
Total liabilities	39,136,367	1,244,622,922	182,429,157

Shareholders' equity Ordinary shares (US$0.01 par value, 186,000,000 shares authorized, 144,741,544 issued and outstanding as of December 31, 2007, and 136,931,734 issued and outstanding as of December 31, 2008)	11,962,574	11,417,174	1,673,459
Additional paid-in capital	1,614,401,350	1,230,162,337	180,309,613
Accumulated other comprehensive loss	(22,170,294)	(133,609,677)	(19,583,683)
Retained earnings	2,019,223,181	2,526,865,22 9	370,372,331
Total shareholders' equity	3,623,416,811	3,634,835,06 3	532,771,720
Total liabilities and shareholders' equity	3,662,553,178	4,879,457,985	715,200,877

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONDENSED CASH FLOW STATEMENT
	For the years ended December 31
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
				(Note 3)

Net cash provided by (used in) operating activities	(7,473,144)	7,863,768	(58,116,056)	(8,518,293)
Net cash provided by (used in) investing activities	5,902,772	1,086,086,709	(237,934,346)	(34,874,950)
Net cash provided by (used in) financing activities	392,029,424	(776,602,451)	276,075,578	40,465,457
Effect of foreign exchange rate changes on cash	(6,704,454)	(94,278,854)	(39,981,014)	(5,860,171)
Net increase (decrease) in cash	383,754,598	223,069,172	(59,955,838)	(8,787,957)
Cash, beginning of year.	59,405,976	443,160,574	666,229,746	97,651,850
Cash, end of year	443,160,574	666,229,746	606,273,908	88,863,893

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

Operating expenses for the Company for the years ended December 31, 2006, 2007 and 2008 include share-based compensation expense as a result of the options granted to employees. Total share-based compensation expenses for the years ended December 31, 2006, 2007 and 2008 were approximately RMB40,017,000, RMB53,752,000 and RMB47,479,000, respectively.

2.	COMMITMENTS

There are no long-term obligations or significant commitments.

3.	FOREIGN CURRENCIES

Translations of amounts from RMB into United States dollars (“US$” or “U.S. dollars”) are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8225, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2008. This convenient translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2008, or at any other rate.