Form 20-F
period 2009-12-31
SHANDA INTERACTIVE ENTERTAINMENT LTD
filed 2010-05-20
CIK 1278308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
Telephone: (86-21) 5050-4740
Fax: (86-21) 5080-5132
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 2 ordinary shares, par value US$0.01 per share	The NASDAQ Stock Market LLC The NASDAQ Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
[None]
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
[None]
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 134,862,854 ordinary shares, par value US$0.01 per share.
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
☐ Yes       ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:

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
☐ Yes       ☑ No

Introduction
CONVENTIONS WHICH APPLY TO THIS FORM
Except where the context otherwise requires and for purposes of this form only:
•	“advanced casual game” refers to a more sophisticated sub-category of casual games which are generally less time consuming and require less focus and attention than MMORPGs but possess certain elements of MMORPGs including a story line, elaborate graphics, availability of virtual items and frequent interactions among game players;
•	“expansion pack” refers to an addition to an existing game that usually includes new game areas, weapons, objects, and/or an extended story line to a complete and already released game;
•	“Hongwen entities” refers to Qidian, Jinjiang, Hongxiu, Jushi, and Huawen Tianxia;
•	“Hurray!’s affiliated music companies” refers to Hurray! Freeland Digital Music Technology Co., Ltd., Beijing Huayi Brothers Music Co., Ltd. (“Huayi Music”), Beijing New Run Entertainment Development Co., Ltd., Guangzhou Hurray! Secular Bird Culture Communication Co., Ltd., Seed Music Group Limited, Xifule (Beijing) Culture Broker Co., Ltd (“Xifule”) and Beijing Hurray! Fly Songs International Culture Co., Ltd.;
•	“Hurray! entities” refers to Hurray! Media, Seed Music Group Limited, Seed Music Co. Ltd., Leguan Seed (Beijing) Culture Consulting Co., Ltd. and Beijing Hurray! Times and, when referring to the Hurray! entities on or after January 18, 2010, Ku6 (Beijing) Technology Co., Ltd. and WeiMoSanYi (Tianjin) Technology Co., Ltd.;
•	“Hurray! Holding” refers to Hurray! Holding Co., Ltd., a Cayman Islands company. In June 2009, we entered into a tender offer agreement with Hurray! Holding under which we commenced a tender offer to acquire at least 51% of Hurray! Holding’s outstanding ordinary shares. The tender offer was successfully completed in July 2009. As of March 31, 2010, we owned approximately 42.0% of Hurray! Holding’s outstanding ordinary shares. Unless the context requires otherwise, “Hurray!” also refers to the Hurray! entities, Hurray!’s affiliated music companies, Invest China Group Limited, Hurray Technologies, Profita Publishing Ltd., Leguan Seed (Beijing) Culture Consulting Co., Ltd., Beijing Hand-in-Hand, Shanghai Fu Ming Information Technology, Hurray Digital Media, Huayi Brothers Music, Huayi Brothers Broker, Huayi! Freeland Culture, Wuxi New Run Digital Music, and, in the context of describing its operations, the Hurray! VIEs, and, when referring to Hurray! Holding on or after January 18, 2010, Ku6 Holding Limited;
•	“Hurray! PRC subsidiaries” refers to Beijing Hurray! Times and Leguan Seed (Beijing) Culture Consulting Co., Ltd. and, when referring to the Hurray! entities on or after January 18, 2010, Ku6 (Beijing) Technology Co., Ltd. and WeiMoSanYi (Tianjin) Technology Co., Ltd;
•	“Hurray! VIEs” refers to Hurray! Solutions Ltd. (“Hurray! Solutions”), Beijing WVAS Solutions Ltd., Beijing Enterprise Network Technology Co., Ltd., Beijing Palmsky Technology Co., Ltd., Beijing Hutong Wuxian Technology Co., Ltd., Shanghai Magma Digital Technology Co., Ltd., Beijing Hengji Weiye Electronic Commerce Co., Ltd., Shanghai Saiyu Information Technology Co., Ltd., Henan Yinshan Digital Network Technology Co., Ltd., Xifule and their subsidiaries, and, when referring to the Hurray! entities on or after January 18, 2010, Ku6 (Beijing) Information Technology Co. Ltd. (“Ku6 Information”), Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. (“Tianjin Ku6”) and their subsidiaries;
•	“light casual games” refers to flash games without user-end software operated by Mochi Media, Inc. (“Mochi Media”) and online chess and board games operated by Hangzhou Bianfeng Networking Co., Ltd., (“Bianfeng”) and its subsidiaries;
•	“MMORPG” refers to massively multi-player online role-playing game;
•	“online game” refers to MMORPGs, advanced casual games, and light casual games;

•	“our PRC subsidiaries” refers to Shanda Computer, Shengqu, Shengting and the Hurray! PRC subsidiaries;
•	“our PRC operating companies” refers to the Shanda Networking entities, the Shulong entities, the Hongwen entities and the Hurray! VIEs;
•	the “Reorganization” refers to the reorganization effort which we commenced in 2008, resulting in the establishment of Shanda Games, Shanda Online and Shanda Literature;
•	the “Separation” refers to our transfer effective July 1, 2008 of substantially all of our assets and liabilities related to the MMORPG and advanced casual game business to Shanda Games, and Shengqu’s transfer of substantially all of its assets and liabilities unrelated to the MMORPG and advanced casual game business to Shanda Computer and Shanda’s other entities;
•	“Shanda Games” refers to Shanda Games Limited, a Cayman Islands company, and, unless the context requires otherwise, includes its subsidiaries, including Shanda Games Holdings (HK) Limited, Shanda Games International (Pte) Ltd., Shanda Games Technology (HK) Limited, Shanda Games Korean Investment Limited, Actoz Soft Co., Ltd., Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”), Shengji Information Technology (Shanghai) Co., Ltd. (“Shengji”), Lansha Information Technology (Shanghai) Co., Ltd., and, in the context of describing its operations, its VIEs, including the Shulong entities and Shanghai Hongli Digital Technology Co., Ltd., and, when referring to Shanda Games after December 31, 2009, Goldcool Holdings Limited, Goldcool Holdings (HK) Limited, Kuyin Software (Shanghai) Co., Ltd. and Mochi Media;
•	“Shanda Interactive” refers to Shanda Interactive Entertainment Limited;
•	“Shanda Literature” refers to Shanda Literature Corporation, a Cayman Islands company wholly-owned by us, and, unless the context requires otherwise, its subsidiaries, including Shanda Literature Limited (HK), Shengting Information Technology (Shanghai) Co., Ltd. (“Shengting”), and, in the context of describing its operations, also includes its VIEs, including Shanghai Hongwen Networking Technology Co., Ltd. (“Hongwen”), Shanghai Xuanting Entertainment Technology Co., Ltd. (“Qidian”), Jinjiang Literature City (“Jinjiang”, Hongxiu.com (“Hongxiu”), Tianjin Jushi Wenhua Book Distribution Co., Ltd. (“Jushi”) and Tianjin Huawen Tianxia Book Distribution Co., Ltd. (“Huawen Tianxia”);
•	“Shanda Networking entities” refers to Shanda Networking, Nanjing Shanda, Shengfutong and Yichong;
•	“Shanda Online” refers to Shanda Online International (HK) Limited, a Hong Kong company wholly-owned by us, and, unless the context requires otherwise, its subsidiaries, including Shanda Computer (Shanghai) Co., Ltd. (“Shanda Computer”), and, in the context of describing its operations, also includes its VIEs, including Shanghai Shanda Networking Co., Ltd. (“Shanda Networking”), Nanjing Shanda Networking Co., Ltd. (“Nanjing Shanda”), Shanghai Shengfutong Electronic Business Co., Ltd. (“Shengfutong”) and Shanghai Yichong Electronic Business Co., Ltd. (“Yichong”);
•	“Shulong entities” refers to Shanghai Shulong Technology Development Co., Ltd. (“Shanghai Shulong”), Shanghai Shulong Computer Technology Co., Ltd. (“Shulong Computer”), Nanjing Shulong Computer Technology Co., Ltd. (“Nanjing Shulong”), Chengdu Aurora Technology Development Co., Ltd. (“Chengdu Aurora”), Chengdu Simo Technology Co., Ltd. (“Chengdu Simo”), Tianjin Youji Technology Co., Ltd. (“Tianjin Youji”) and Chengdu Youji Technology Co., Ltd. (“Chengdu Youji”);
•	“VIEs” refers to variable interest entities;
•	“VIE agreements” refers to a series of contractual arrangements between a PRC company, on the one hand, and its VIEs and their shareholders, on the other hand, including contracts relating to the provision of services, software licenses and equipment, and certain shareholder rights and corporate governance matters; and
•	“we”, “us”, “our company” and “our” refer to Shanda Interactive Entertainment Limited, its predecessor entities and its consolidated subsidiaries and affiliates.

FORWARD-LOOKING INFORMATION
This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this form relate to, among others:
•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	our projected revenues, earnings, profits and other estimated financial information;
•	expected changes in our margins and certain costs or expenditures;
•	our plans to expand and diversify the sources of our revenues;
•	expected changes in the respective shares of our revenues from particular sources;
•	our plans for staffing, research and development and regional focus;
•	our plans to launch new products and services, and their projected economic lifespans;
•	our plans for strategic partnerships with other businesses;
•	our acquisition and divestiture strategy, and our ability to successfully integrate past or future acquisitions with our existing operations and complete planned divestitures;
•	competition in the relevant industries;
•	the outcome of ongoing, or any future, litigation or arbitration;
•	the outcome of our annual PFIC evaluation;
•	the expected growth in the number of Internet and broadband users in China, growth of personal computer penetration and developments in the ways most people in China access the Internet;
•	changes in PRC governmental preferential tax treatment and financial incentives we currently qualify for and expect to qualify for; and
•	PRC governmental policies relating to media and the Internet and Internet content providers and to the provision of advertising over the Internet.
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
The following table sets forth information concerning the exchange rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period End
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8470	6.8176	6.8259

	Renminbi per U.S. Dollar Exchange Rate
	High	Low
December 2009	6.8299	6.8244
January 2010	6.8295	6.8258
February 2010	6.8330	6.8258
March 2010	6.8270	6.8254
April 2010	6.8275	6.8229
May 2010 (through May 14, 2010)	6.8285	6.8245

(1)	Annual averages are calculated using month-end rates.
On December 31, 2009, the daily exchange rate was RMB6.8259 to US$1.00. On May 14, 2010, the daily exchange rate was RMB6.8263 to US$1.00.
PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not Applicable
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable
Item 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
The following selected consolidated statement of operations data for the three years ended December 31, 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. The report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company on our consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 is included elsewhere in this annual report on Form 20-F.

During the year ended December 31, 2009, the Company changed the manner in which it accounts for business combinations with the adoption of Accounting Standard Codification, or ASC, 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combination”), and retrospectively applied ASC 810 (formerly referred to as SFAS 160, “Non-controlling Interest in Consolidated Financial Statements — an amendment of ARB No. 51”) relating to presentation and disclosure of noncontrolling interest in consolidated subsidiaries and ASC 470-20 (formerly referred to as FSP APB14-1, “Accounting for Convertible Debt Instruments that may be settled in cash upon conversion (including partial cash settlement)” with respect to accounting for convertible debt. As a result, our selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and our consolidated balance sheets as of December 31, 2005, 2006 and 2007 have been revised from our previously audited consolidated financial statements, which are not included in this annual report on Form 20-F to give effect to those changes. You should read the selected consolidated financial data in conjunction with the consolidated financial statements and the related notes included under “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31, (1)
	2005	2006	2007	2008	2009
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statements of Operations and Comprehensive Income Data
Net revenues	1,896,611	1,654,460	2,467,265	3,569,068	5,240,799	767,781
Cost of revenue	(614,427)	(689,805)	(807,102)	(1,020,470)	(1,482,191)	(217,142)
Gross profit	1,282,184	964,655	1,660,163	2,548,598	3,758,608	550,639
Operating expenses	(660,285)	(587,023)	(658,199)	(1,106,315)	(1,719,225)	(251,868)
Income from operations	621,899	377,632	1,001,964	1,442,283	2,039,383	298,771
Interest income and investment income	23,127	97,104	535,622	80,771	113,652	16,650
Interest expenses (1)	(166,226)	(174,653)	(144,091)	(30,023)	(100,739)	(14,758)
Other income, net	174,903	133,913	28,041	29,380	203,578	29,824
Income before income tax expenses, equity in loss of affiliated companies	653,703	433,996	1,421,536	1,522,411	2,255,874	330,487
Income tax expenses	(96,711)	(36,489)	(133,836)	(276,471)	(485,774)	(71,166)
Equity in loss of affiliated companies	(544,268)	(26,227)	(15,503)	(337)	(50,545)	(7,405)
Net income	12,724	371,280	1,272,197	1,245,603	1,719,555	251,916
Net income attributable to non-controlling interests and redeemable preferred shares issued by a subsidiary	4,825	767	(7,015)	(16,929)	(126,991)	(18,604)
Net income attributable to Shanda Interactive	17,549	372,047	1,265,182	1,228,674	1,592,564	233,312

	For the year ended December 31, (1)
	2005	2006	2007	2008	2009
	(in thousands, except per share and per ADS data)
	RMB	RMB	RMB	RMB	RMB	US$
Earnings per Share Data:
Income attributable to Shanda Interactive	17,549	372,047	1,265,182	1,228,674	1,592,564	233,312
Earnings per share, basic	0.12	2.61	8.83	8.59	11.86	1.74
Earnings per share, diluted	0.12	2.57	8.65	8.49	11.45	1.68
Earnings per ADS, basic(2)	0.24	5.22	17.66	17.18	23.72	3.48
Earnings per ADS, diluted(2)	0.24	5.14	17.30	16.98	22.90	3.36

	As of December 31, (1)
	2005	2006	2007	2008	2009
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$(1)
Consolidated Balance Sheets Data:
Cash and cash equivalents	949,622	1,291,901	1,985,302	3,397,844	10,959,313	1,605,548
Working capital(3)	2,742,420	1,087,633	2,133,422	3,355,817	11,733,987	1,719,039
Total assets	4,465,108	5,143,246	4,762,732	6,467,847	16,159,447	2,367,372
Total liabilities	2,535,739	2,591,981	923,017	2,348,053	3,012,172	441,286
Redeemable preferred shares issued by a subsidiary	—	—	—	144,735	157,983	23,144
Total Shanda Interactive shareholders’ equity	1,925,980	2,548,355	3,623,417	3,831,029	11,546,023	1,691,502
Non-controlling interests	3,389	2,910	216,298	144,030	1,443,269	211,440
Total shareholders’ equity	1,929,369	2,551,265	3,839,715	3,975,059	12,989,292	1,902,942

(1)	Reflects retrospective application of ASC 810 (formerly referred to as SFAS 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No. 51.”) and ASC 470 (formerly referred to as FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”)

(2)	Each ADS represents two ordinary shares.

(3)	Working capital represents total current assets less total current liabilities.
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable
D. RISK FACTORS
Risks Relating to Our Online Game Business
We depend substantially on Shanda Games’s online game business.
In 2008, we commenced a reorganization of our businesses, which included the transfer of substantially all of our assets and liabilities related to our MMORPG and advanced casual game businesses to a newly-established legal entity, Shanda Games. On September 30, 2009, Shanda Games completed its initial public offering of its ADSs on the NASDAQ Global Select Market. As of March 31, 2010, we owned approximately 71.6% of Shanda Games’s outstanding ordinary shares. We are dependent upon Shanda Games’s online game business for a substantial majority of our net revenues. In 2008 and 2009, Shanda Games’s business accounted for approximately 94.6% and 91.7%, respectively, of our net revenues. We expect to continue to derive a substantial majority of our net revenues from Shanda Games in the near term. Thus, our business prospects, financial condition and results of operations would be materially and adversely affected by any factor that contributes to a decline in revenues from Shanda Games.

Shanda Games depends substantially on two MMORPGs, which accounted for approximately 75.9% and 78.2% of its net revenues in 2008 and 2009, respectively, and 71.6% and 71.4% of our net revenues in 2008 and 2009, respectively, and have finite commercial lifespans.
Mir II and Woool, which are two of Shanda Games’s MMORPGs, contributed approximately 55.3% and 20.6% of Shanda Games’s net revenues, respectively, in 2008 and 56.4% and 21.8% of Shanda Games’s net revenues, respectively, in 2009. In turn, Mir II and Woool contributed approximately 52.1% and 19.5% of our net revenues, respectively, in 2008 and 51.5% and 19.9% of our net revenues, respectively, in 2009. We expect Shanda Games to continue to derive a substantial majority of its net revenues from Mir II and Woool in the near term. Thus, our business prospects, financial condition and results of operations would be materially and adversely affected by any factor that contributes to a decline in revenues from Mir II or Woool, including:
•	any reduction in purchases of virtual items by Mir II or Woool players;
•	a decrease in the popularity of either game in China due to increased competition or other factors;
•	the loss of its rights to operate either game due to a termination of a license or other reasons;
•	failure to improve, update or enhance Mir II or Woool in a timely manner; or
•	any lasting or prolonged server interruption due to network failures or other factors or any other adverse developments specific to Mir II or Woool.
For example, in December 2009, Shanda Games introduced an expansion pack in Mir II which was not well received by the game’s users and led to some of the game’s users ceasing to purchase in-game items. Primarily as a result of the introduction of that expansion pack, we expect that Shanda Games’s quarter over quarter revenues for the first quarter of 2010 will decrease and our financial results will be adversely affected. While Shanda Games has introduced an additional expansion pack which it believes will assist to reverse the decline in revenues from Mir II, it cannot be certain that this expansion pack will in fact, achieve this desired goal.
As with other online games, Mir II and Woool have finite commercial lifespans. Shanda Games believes that Mir II and Woool, which were launched in 2001 and 2003, respectively, are in the more mature stages of their commercial lifespans. While Shanda Games was able to reverse the decreasing trend in revenues from these two games with the adoption of the item-based revenue model in November 2005 and has since been able to continue to increase its revenues from both games, we cannot assure you that Shanda Games’s revenues from these games will not decline in the future. Shanda Games may also be able to extend the commercial lifespan of Mir II and Woool by enhancing, expanding and upgrading Mir II and Woool to include new features that appeal to existing players and attract new players. If Shanda Games is not able to extend the commercial lifespan of Mir II and Woool, our business prospects, financial condition and results of operations may be materially and adversely affected.
Shanda Games’s future success relies on developing and sourcing new online games.
To remain competitive, Shanda Games must continue to develop and source new online games that appeal to game players. Shanda Games develops and sources new online games through its multi-channel strategy, including in-house development, licensing, investments and acquisitions, co-development and co-operation. However, we cannot assure you that Shanda Games will be successful in executing such a strategy. If Shanda Games fails to do so, our business, financial condition, results of operations and business prospects would be materially and adversely affected. The following summarizes risks relating to Shanda Games’s multi-channel strategy.
•	In-house development of new online games and introduction of expansion packs for Shanda Games’s existing online games.
Shanda Games must continue to successfully develop new online games in-house to expand its game portfolio and introduce updates and expansion packs, which are more substantial enhancements than updates, for its existing games to extend the commercial lifespan of its existing games.
Shanda Games’s ability to develop successful new online games in-house will largely depend on its ability to (i) anticipate and effectively respond to changing game player interests and preferences and technological advances in a timely manner, (ii) attract, retain and motivate talented online game development personnel and (iii) execute effectively its online game development plans. In-house development requires a substantial initial investment prior to the launch of a game, as well as a significant commitment of future resources to produce updates and expansion packs.
Shanda Games’s ability to introduce successful updates and expansion packs for its existing online games will also depend on its ability to collect and analyze user behavior data and feedback from the player community in a timely manner and to effectively incorporate features into its updates and expansion packs to improve the variety and attractiveness of its virtual items. We cannot assure you that Shanda Games will be able to collect and analyze game player behavior data on a timely basis or that such data will accurately reflect game player behavior.

•	Maintaining good relationships with its licensors, extending licenses for its existing licensed online games and licensing new online games.
Shanda Games licenses many of its online games, including some of its most popular games, from third parties. In 2008 and 2009, Shanda Games derived approximately 65.7% and 69.1% of its net revenues, respectively, from online games that were licensed from third parties. As of March 31, 2010, Shanda Games licensed nine of its 26 MMORPGs and five of its eight advanced casual games from other game developers. See “Business Overview — Shanda Games” section of Item 4B. Shanda Games must maintain good relations with its licensors to ensure the continued smooth operation of its licensed games. Additionally, Shanda Games depends upon its licensors to provide technical support necessary for the operation of the licensed games, as well as updates and expansion packs that help to sustain interest in games. Moreover, certain marketing activities often require the consent of its licensors. Finally, its licenses may be terminated upon the occurrence of certain events, such as a material breach by Shanda Games. Only some of its license agreements allow it to automatically extend the term of the license without renegotiating with the licensors. Shanda Games may want to extend a license upon its expiration but may not be able to do so on terms acceptable to it or at all. Its licensors may also demand new royalty terms that are unacceptable to it. Shanda Games’s ability to continue to license its online games and to maintain good relationships with its licensors also affects its ability to license new games developed by the same licensors.
•	Investments in and acquisitions of other businesses that Shanda Games believes may benefit its business.
Shanda Games intends to continue to invest in or acquire other businesses that complement its business or games that it believes may benefit it in terms of game player base or game portfolio. For example, in January 2010, Shanda Games entered into agreements to purchase Goldcool Holdings Limited, or Goldcool, a Shanghai-based online game developer and operator, and Mochi Media, which operates a leading platform for distributing and monetizing browser-based games worldwide. However, Shanda Games’s ability to grow through investments and acquisitions will depend on the availability of suitable candidates at an acceptable cost and its ability to consummate such transactions on commercially reasonable terms, such as its acquisitions of Goldcool and Mochi Media, as well as its ability to obtain any required governmental approvals. The identification and completion of these transactions may also require it to expend significant management and other resources. Moreover, the benefits of an investment or acquisition may take considerable time to materialize, and we cannot assure you that any particular transaction will achieve the intended benefits. Future acquisitions could also expose Shanda Games to potential risks, including those associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenues to offset the costs and expenses of the acquisitions and potential loss of, or harm to, its relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses.
•	Sourcing of new online games through co-development and co-operation.
Shanda Games co-develops online games with international game developers. Shanda Games also co-operates certain games in China under nonexclusive licenses granted by third-party Chinese developers who also operate those same games on their own platform. Shanda Games must maintain good relations with its co-developers and co-operators to ensure the continued smooth development and operation of its co-developed and co-operated games. Shanda Games may incur significant cost overrun in game product development in its co-development arrangements. In addition, its newly co-developed games may not be well received by its game players. Shanda Games’s ability to co-develop and co-operate successful online games also depends on the availability of co-development and co-operation partner candidates.

Shanda Games’s new games, such as AION, may not be commercially successful, and Shanda Games may fail to launch new games according to its timetable, or at all.
In order to remain competitive, Shanda Games must introduce new online games that are attractive to its game players and can generate additional revenues and diversify its revenue sources. The games in its announced pipeline only represent its current expectations. Shanda Games may not launch these games or, if launched, they may not be commercially successful. The performance of Shanda Games’s existing online games is not an indication of the future performance of any game it is currently developing. Although Shanda Games has launched several new online games in the past three years, none of these games individually has been able to contribute 10% or more of its net revenues annually. There are many factors that could adversely affect the popularity of Shanda Games’s new games, and if its new games are not commercially successful, it may not be able to recover its game sourcing or development costs, which can be significant. For example, in April 2009, Shanda Games launched AION, an MMORPG that it licensed from NCSoft Corporation, a leading South Korean game developer, operator and publisher. While the launch of AION has generated significant market attention, we cannot assure you that AION will be commercially successful or meet market expectations. The failure of new games such as AION to become commercially successful could adversely affect market confidence in Shanda Games’s and in turn our future growth prospects and result in a drop in the market price of our ADSs.
The timing of the launch of Shanda Games’s pipeline games is also critical to its business. We also cannot assure you these games will be launched based on their current timetables or at all. A number of factors, including technical difficulties, insufficient game development personnel, a lack of marketing or other resources or acceptance of or interest in the new games among game players during the testing phase and adverse developments in Shanda Games’s relationship with the licensors of its new licensed games, could result in delays in launching or prevent it from launching its new games at all. If Shanda Games fails to launch new games according to its timetable or at all, it may disappoint the game player base, fail to meet the targets for its anticipated financial and operating results or lose its market leadership position to its competitors, any of which may have a material adverse effect on our business, financial condition and results of operations.
Shanda Games’s new games may attract game players away from its existing games.
Shanda Games’s new online games may attract game players away from its existing games and shrink its existing games’ player base, which could in turn make those existing games less attractive to other game players, resulting in decreased revenues from its existing games. Players of its existing games may also spend less money to purchase virtual items in its new games than they would have spent if they had continued playing its existing games. In addition, its game players may migrate from its existing games with a higher profit margin to new games with a lower profit margin. The occurrence of any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.
Changes or adjustments Shanda Games makes to its existing or new games may not be well received by its game players.
As Shanda Games develops new online games or introduces updates and expansion packs to its existing games, it closely monitors its game players’ tastes and preferences and may introduce or change certain game features or game play styles to make its games more attractive. We cannot assure you that these changes or adjustments will be well received by its game players, who may decide not to play the new game or cease playing the existing game. For example, in December 2009, Shanda Games introduced an expansion pack in Mir II which was not well received by the game’s users and led to some of the game’s users ceasing to purchase in-game items. As a result, any changes or adjustments Shanda Games makes to existing or new games may adversely impact our revenues and business prospects.

The revenue models Shanda Games adopts for its online games may not be suitable.
Shanda Games currently operates substantially all of its online games using the item-based revenue model and has generated, and expects to continue to generate, a substantial majority of its revenues using this revenue model. Under the item-based model, its game players can play games for free, but may choose to pay for in-game virtual items and other value-added services provided by Shanda Games to enhance the game-playing experience. Although Shanda Games has adopted the item-based revenue model for substantially all of its online games, it may not be the best revenue model for its games. The item-based revenue model requires Shanda Games to develop or license online games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires Shanda Games to track closely game players’ tastes and preferences, especially as to in-game consumption patterns. If Shanda Games fails to develop or offer virtual items which game players purchase, it may not be able to effectively convert its game player base into paying users. In addition, the item-based revenue model may cause additional concerns from PRC regulators who have been implementing regulations designed to reduce the amount of time that the Chinese youth spend on online games and intend to limit the total amount of virtual currency issued by online game operators and the amount purchased by an individual game player. A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. Furthermore, Shanda Games may change the revenue model for some of its online games if it believes the existing revenue models are not optimal. We cannot assure you that the revenue model that Shanda Games has adopted for any of its online games will continue to be suitable for that game, or that Shanda Games will not in the future need to switch its revenue model or introduce a new revenue model for that game. A change in revenue model could result in various adverse consequences, including disruptions of the game operations, criticism from game players who have invested time and money in a game and would be adversely affected by such a change, decreases in the number of game players or decreases in the revenues Shanda Games generates from the online games, which could materially and adversely affect our business, financial condition and results of operations.
Shanda Games faces risks associated with the licensing of its games internationally, and if it is unable to effectively manage these risks, its ability to expand its business internationally could be impaired.
As of March 31, 2010, Shanda Games licensed 15 online games to game operators in a number of countries or regions. Shanda Games plans to further license its existing and new games in more countries and regions.
Licensing its games in international markets exposes Shanda Games to a number of risks, including:
•	identifying and maintaining good relations with game operators who are knowledgeable in, and can effectively distribute and operate its games in, international markets;
•	negotiating licensing agreements with game operators on terms that are commercially acceptable to Shanda Games and enforcing the provisions of those agreements;
•	developing games, updates and expansion packs catering to overseas markets and renewing Shanda Games’s license agreements with game operators upon expiration;
•	maintaining the reputation of Shanda Games and its games, given that its games are operated by game operators in the international markets with different standards;
•	protecting Shanda Games’s intellectual property rights overseas and managing the related costs;
•	auditing the royalties Shanda Games is entitled to receive;
•	complying with the different commercial and legal requirements of the international markets in which Shanda Games’s games are offered, such as game import regulatory procedures, taxes and other restrictions and expenses; and
•	managing foreign currency risks.
In addition, Shanda Games’s plan to continue to license its games in international markets may also be adversely affected by public opinion or government policies in markets in which it licenses its games. For example, South Korea requires online game operators, such as Actoz, to obtain ratings classifications for online games and implement procedures to restrict minors from accessing online games. More recently, the Ministry of Culture, Sports and Tourism in South Korea has enacted rules which require certain online game operators to automatically log off underage users of certain online games and to slow down the Internet speed for underage users who have been logged on continuously for too many hours. If Shanda Games is not able to license its games internationally as planned, our business, financial conditions and results of operations would be materially and adversely affected.

Shanda Games’s business may be materially harmed if its online games are not featured prominently in a sufficient number of Internet cafes in China.
A substantial number of game players access Shanda Games’s games through Internet cafes in China. Due to limited hardware capacity, Internet cafes generally feature a limited number of games on their computers. Shanda Games thus competes with a growing number of online game operators to have its online games featured on these computers. This competition has intensified in China due to a nationwide suspension of approval for the establishment of new Internet cafes in 2007. See “— Risks Relating to Regulation of the Internet and to Our Structure — The PRC government has tightened its regulation of Internet cafes, which are currently one of the primary venues for Shanda Games’s users to play online games.” If Shanda Games fails to feature its games prominently and sufficiently in Internet cafes in China or fails to do so in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.
The growth of the online game industry and market acceptance of Shanda Games’s online games remains uncertain.
The growth of the online game industry and the level of demand and market acceptance of Shanda Games’s online games are subject to a high degree of uncertainty and will depend on factors beyond its control, including:
•	the growth rate in the number of users of personal computers, Internet and broadband in China and other markets in which Shanda Games’s online games are offered;
•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;
•	changes in consumer demographics, tastes or preferences;
•	the popularity and price of new online games and virtual items that Shanda Games and its competitors launch and distribute;
•	Shanda Games’s ability to timely upgrade and improve its existing games to extend their commercial lifespan and to maintain or expand their market share in the online game industry;
•	the availability and popularity of other forms of entertainment, particularly console system games such as those made by Microsoft, Nintendo and Sony, which are popular in many other countries and are becoming increasingly popular in China and other countries or regions in which Shanda Games markets its online games; and
•	general economic conditions, particularly economic conditions that impact the level of discretionary consumer spending.
Shanda Games’s ability to plan for product development and distribution and promotional activities will be significantly affected by its ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Although MMORPGs are currently popular in China, there is no assurance that they will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or the MMORPGs that Shanda Games operates, would adversely affect our business prospects and results of operations. Shanda Games must be able to track and respond to these changes in game players’ preferences in a timely and effective manner. Furthermore, given that the item-based revenue model relies on in-game purchases, Shanda Games must be able to track and respond quickly to changes in game preferences and consumer spending trends.
Shanda Games may not be able to adapt to the rapidly evolving online game industry in China.
China’s online game industry is rapidly evolving. Shanda Games must adapt to new industry trends, including changes in game players’ preferences, new revenue models, new game content distribution models, new technologies and new governmental regulations. Shanda Games strives to adapt its business in response to evolving trends and operations in order to maintain and strengthen its leadership in the industry. However, we cannot assure you that Shanda Games will be able to do so successfully, which may have a material adverse effect on our business, financial condition and results of operations.

Shanda Games faces significant competition in the online game industry in China.
The online game industry in China is increasingly competitive. In recent years, numerous competitors have entered the online game industry in China. We expect more companies to enter the market and we expect a wider range of online games to be introduced to China. Competition from other online game operators, both based in China as well as overseas, is likely to increase in the future. Other online game operators or developers, such as China-based Changyou.com Limited, Giant Interactive Group, Inc., Kingsoft Corporation Limited, or Kingsoft, NetDragon Websoft Inc., NetEase.com, Nineyou International Limited, Perfect World Co., Ltd., Tencent Holdings Limited, and The9 Limited, as well as international game developers, such as Blizzard Entertainment, Inc., Electronic Arts Inc., NCSoft Corporation, Nexon Corporation, NHN Corp. and Webzen, Inc., are Shanda Games’s current or potential future competitors. As the online game industry in China is constantly evolving, Shanda Games’s current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, creativity or other advantages over those offered by Shanda Games. These products and services may weaken Shanda Games’s brand name and achieve greater market acceptance than those of Shanda Games. In addition, at or around the time when Shanda Games launches its new MMORPGs or advanced casual games, competitors may launch similar games, which may compete with Shanda Games’s games for potential game players. Furthermore, any of Shanda Games’s current or future competitors may be acquired by, receive investments from or enter into other strategic or commercial relationships with, larger, more established and better financed companies and therefore obtain significantly greater financial, marketing and game licensing and development resources than Shanda Games has. In addition, increased competition in the online game industry in China could make it difficult for Shanda Games to retain existing players and attract new players. Moreover, Shanda Games may face competition from console games that have achieved significant success in markets other than China but have yet to be permitted to be sold in China due to regulatory and other reasons. If these game consoles, many of which are strengthening their online game features, are permitted to be sold in China, Shanda Games would face additional competition. Shanda Games also competes with other forms of entertainment, such as television and movies. If Shanda Games is unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.
If Shanda Games fails to anticipate or successfully implement new technologies, its games may become obsolete or uncompetitive.
The online game industry is subject to rapid technological change. Shanda Games must anticipate the emergence of new technologies and assess their market acceptance. In addition, government authorities or industry organizations may adopt new standards that apply to game development. Shanda Games also must invest significant financial resources in product development to keep pace with technological advances. However, development activities are inherently uncertain, and Shanda Games’s significant expenditures on technologies may not generate corresponding benefits. If Shanda Games falls behind in adopting new technologies or standards, its existing games may lose popularity, and its newly developed games may not be well received by its game players. In addition, Shanda Games may incur significant cost overruns in product development, which could materially and adversely affect our business, financial condition and results of operations.
Shanda Games’s online games may contain errors or defects and are susceptible to cheating programs.
Shanda Games’s online games may contain errors or other defects. In addition, parties unrelated to it have developed, and may continue to develop, Internet cheating programs that enable game players to obtain unfair advantages over other game players who do not use such programs. Furthermore, certain cheating programs could cause the loss of a character’s superior features acquired by a player. The occurrence of errors or defects in Shanda Games’s online games or its failure to discover and disable cheating programs affecting the fairness of its game environment could disrupt its operations, damage its reputation and discourage players from playing its games. As a result, such errors, defects and cheating programs could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Shanda Online
Our company’s content providers depend on Shanda Online to provide services that are critical to our business.
Many of our company’s content providers, including Shanda Games, have engaged Shanda Online to provide certain integrated platform services. These content providers depend on Shanda Online for the provision of services that are critical to the operation of their businesses, including, among others, online billing and payment, customer service, user authentication, pre-paid card marketing and distribution and data support service. If Shanda Online breaches its obligations under the contractual arrangements to provide such service to any of our content providers, or refuses to renew these service agreements on terms acceptable to any of our content providers, or at all, our content providers may not be able to find a suitable alternative service provider or establish its own integrated service platform in a timely manner. Similarly, any failure of or significant quality deterioration in Shanda Online’s integrated service platform could materially and adversely affect our content providers’ businesses. For example, some of our company’s content providers rely on Shanda Online’s customer service representatives as the first point of contact to serve their users. Shanda Online handles such customer requests such as adding virtual currencies to accounts with pre-paid cards, retrieving forgotten passwords and recovering lost user accounts, and liaising with our content providers, for example to Shanda Games’s game management team if the inquiries involve game-related technical problems, such as recovering virtual items and in-game characters. Our content providers also rely on Shanda Online to provide user authentication services for their users who access their content through Shanda Online’s service platform, and for pre-paid card distribution. If Shanda Online fails to address customer service requests properly and in a timely manner, our users may be unable to access our content or attribute any unpleasant experience with Shanda Online’s customer service to our content providers or to us. Any negative impact to our reputation could lead to Shanda Online failing to retain current or failing to attract new users or content providers, in which case, our business, financial condition and results of operations could be materially and adversely affected.
Because Shanda Online offers its services to third-party content providers, our users may consume less of our internal content.
Shanda Online provides integrated services to third-party content providers that compete with our company’s content providers and may enter into additional similar commercial relationships with other content providers. These commercial relationships may strengthen these third-parties’ market shares and enable them to achieve market acceptance for their products and services, which may have a material adverse effect on our company’s content providers’ business. For example, the online games that Shanda Games’s competitors offer through Shanda Online’s integrated services platform may attract away players of Shanda Games’s online games and shrink its player bases. Furthermore, even though Shanda Online charges service fees to these third-party content providers, if Shanda Games’s current users spend money on its competitors’ games which are offered through Shanda Online’s integrated services platform that would otherwise have been spent on Shanda Games’s online games, our business, financial conditions and results of operations could be materially and adversely affected.
We could be liable for failure of, disruptions in, or third-party breaches of security of Shanda Online’s online payment platform.
Currently, many of our content providers rely on Shanda Online’s integrated service platform’s online payment system to sell virtual pre-paid cards to our users. Secured transmission of confidential information, such as our users’ credit card numbers and expiration dates, personal information and billing addresses, over public networks is essential to maintaining consumer confidence in such payment channels, which allow our content providers to collect payments on a timely basis. In addition, we expect that an increasing amount of the sales of pre-paid cards will be conducted over the Internet as a result of the growing use of online payment systems. As a result, associated online crime will likely increase as well and we cannot assure you that Shanda Online’s current security measures and those of the third parties with whom Shanda Online transacts business, are adequate. Security breaches of these online payment systems could result in non-collection of payments and expose Shanda Online or us to litigation and possible liability for failing to protect confidential game player information, which could harm Shanda Online’s reputation and its ability to attract users to its platform.

Shanda Online relies on third-party distributors to maintain a stable and efficient distribution and payment network.
Online payment systems in China are at a developmental stage and are not as widely available or acceptable to consumers in China as in the United States. As a result, Shanda Online relies heavily on a multi-layer distribution and payment network comprised of third-party distributors for sales to, and collection of payment from, our users. As Shanda Online does not enter into long-term agreements with any of its distributors, we cannot assure you that Shanda Online will continue to maintain favorable relationships with them. Shanda Online also relies on third-party distributors to distribute pre-paid cards to users which allow access to our online entertainment content. Shanda Online typically offers discount pricing rates to distributors based on different factors. If Shanda Online fails to maintain a stable and efficient distribution and payment network, or the discount rates it pays to distributors were to increase, our business, financial condition and results of operations could be materially and adversely affected.
Shanda Online’s business may be affected by network interruptions, capacity shortfalls, security breaches or computer viruses.
Any failure to maintain the satisfactory performance, reliability, security and availability of Shanda Online’s network infrastructure, including as a result of natural disasters such as earthquakes and floods, may cause significant harm to Shanda Online’s reputation and its ability to attract and maintain users. Shanda Online maintains a distributed server network architecture with third-party service providers hosting servers in more than one hundred cities throughout China. Shanda Online does not maintain full backup for its server network hardware.
Major risks involved in such network infrastructure include:
•	any break-downs or system failures resulting in a sustained shutdown of all or a material portion of Shanda Online’s servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to its systems causing loss or corruption of data or malfunctions of software or hardware;
•	any unanticipated surge in users or inability to support content resulting in an overload to Shanda Online’s server network which may cause interruptions to the service; and
•	any disruption or failure in the national backbone network, which would prevent our users outside Shanghai from logging on to any of our content, for which the servers are all located in Shanghai.
In the past, Shanda Online’s server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third-party service providers. Shanda Online’s network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer virus, hackings and similar events. Any network interruption or inadequacy that causes interruptions in the availability of the online entertainment content on its service platform or deterioration in the quality of access to Shanda Online’s online entertainment content could reduce its users’ satisfaction. In addition, any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on Shanda Online’s business, financial condition and results of operations. Shanda Online does not maintain insurance policies covering losses relating to its systems and it does not have business interruption insurance.

The successful operation of Shanda Online’s business and implementation of its growth strategies, including its ability to accommodate additional content providers and users in the future, depend upon the performance and reliability of the Internet infrastructure and fixed line and wireless telecommunications networks in China.
Although there are private sector Internet service providers in China, almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Shanda Online relies on this infrastructure to provide data communications capacity primarily through local telecommunications lines and wireless telecommunications networks. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. Although the PRC government has announced plans to develop aggressively the national information infrastructure, Shanda Online cannot assure you that this infrastructure will be developed as planned or at all. In addition, Shanda Online has no access to alternative networks and services on a timely basis, if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage.
Shanda Online relies on Shanda Games for substantial portion of its revenues.
Shanda Online operates its integrated services platform through the Shanda Networking entities, including Shanda Networking, Nanjing Shanda, Shengfutong and Yichong which entered into a cooperation agreement with the Shulong entities, VIEs of Shanda Games, to provide certain online e-commerce platform services to Shanda Games for a period of five years commencing on July 1, 2008. Shanda Games has agreed to pay the Shanda Networking entities an amount equal to the difference between (x) the amount Shengfutong receives from distributors or users from the sale of the pre-paid cards and (y) a fixed percentage of the face value of a pre-paid card as agreed upon between Shanda Networking, Nanjing Shanda and Shanda Games. See “—Our company’s content providers depend on Shanda Online to provide services that are critical to our business.” This cooperation agreement is the source of a significant portion of Shanda Online’s revenues. If Shanda Games were to decide to not renew this agreement for any number of reasons, including user dissatisfaction with Shanda Online’s services, it could have a material adverse effect on our business, financial condition and results of operations.
Use of Shanda Online’s services for illegal purposes could harm its business.
The law relating to the liability of providers of online services for the activities of their users on their service is often challenged in the PRC and internationally. In violation of our policies, unlawful goods and stolen goods have been listed and traded on our services. Shanda Online may be unable to prevent our users from selling unlawful or stolen goods or unlawful services or selling goods or services in an unlawful manner, and it may be subject to allegations of civil or criminal liability for unlawful activities carried out by users through our services. The PRC government has also raised concerns about the use of online services for gambling, money laundering and illicit trade. See “— Risks Relating to Regulation of the Internet and to Our Structure — The PRC government may prevent us from distributing, and we may be subject to liability for, content deemed to be inappropriate.”
Although Shanda Online has prohibited the listing of stolen goods and certain high-risk items and implemented other protective measures, it may be required to spend substantial resources to take additional protective measures or discontinue certain service offerings, any of which could harm its business. Any costs incurred as a result of potential liability relating to the alleged or actual sale of unlawful goods or the unlawful sale of goods could harm its business. In addition, Shanda Online may receive media attention relating to the listing or sale of unlawful goods and stolen goods using our services. This negative publicity, even if factually incorrect, could damage its reputation, diminish the value of its brand names and make users reluctant to use its services. Shanda Online’s payment system is also susceptible to potentially illegal or improper uses. These may include illegal online gambling, fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, piracy of software and other intellectual property, money laundering, bank fraud, child pornography trafficking, prohibited sales of alcoholic beverages or tobacco products, and online securities fraud. Recent changes in law have increased the penalties for intermediaries providing payment services for certain illegal activities. Despite measures it has taken to detect and lessen the risk of this kind of conduct, including its ability to take legal action to recover its losses for certain violations of its acceptable use policy, illegal activities could still be funded using Shanda Online. Any resulting claims or liabilities could adversely affect our business.

Shanda Online is dependent on the business performance of its content provider customers.
Shanda Online generates revenue from services it provides to both our company’s content providers and third-party content providers. The amount of services Shanda Online provides to these content providers is dependent on the amount of services that their users demand. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause Shanda Online’s revenues to decrease and could have a material adverse effect on our business, financial condition and results of operations.
Shanda Online’s business is subject to online security risks, including security breaches and identity theft.
To succeed, online commerce and communications must provide a secure transmission of confidential information over public networks. Shanda Online’s security measures may not detect or prevent security breaches that could harm its business. Currently, a significant number of its users authorize it to bill their credit card accounts directly for all transaction fees charged by it. Its users routinely provide credit card and other financial information. Shanda Online relies on encryption and authentication technology licensed from third parties to provide the security and authentication to effectively secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect transaction data. In addition, any party who is able to illicitly obtain a user’s password could access the user’s transaction data. An increasing number of websites have reported breaches of their security. Any compromise of its security could harm Shanda Online’s reputation and business, and could result in a violation of applicable privacy and other laws. In addition, a party that is able to circumvent our security measures could misappropriate proprietary information, cause interruption in its operations, damage its computers or those of its users, or otherwise damage its reputation and business. Under credit card rules and its contracts with its card processors, if there is a breach of credit card information that it stores, or that is stored by PayPal’s direct credit card processing customers, Shanda Online could be liable to the credit card issuing banks for their cost of issuing new cards and related expenses. In addition, if Shanda Online fails to follow credit card industry security standards, even if there is no compromise of customer information, it could incur significant fines or loose its ability to give customers the option of using credit cards to fund their payments or pay their fees. If Shanda Online were unable to accept credit cards, our business would be seriously damaged.
Shanda Online’s servers are also vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, and it has experienced “denial-of-service” type attacks on our system that have made all or portions of its website unavailable for periods of time. Shanda Online may need to expend significant resources to protect against security breaches or to address problems caused by breaches. These issues are likely to become more difficult as it expands the number of places where it operates. Security breaches, including any breach by Shanda Online or by parties with which it has commercial relationships that result in the unauthorized release of its users’ personal information, could damage its reputation and expose it to a risk of loss or litigation and possible liability.
Shanda Online’s users, as well as those of other prominent Internet companies, have been and will continue to be targeted by parties using fraudulent “spoof” and “phishing” emails to misappropriate passwords, credit card numbers, or other personal information or to introduce viruses through “trojan horse” programs to its users’ computers. These emails appear to be legitimate emails sent by Shanda Online or a user of one of those businesses, but direct recipients to fake websites operated by the sender of the email or request that the recipient send a password or other confidential information via email or download a program. Despite its efforts to mitigate “spoof” and “phishing” emails through product improvements and user education, “spoof” and “phishing” remain a serious problem that may damage the “Shanda” brand, discourage use of the Shanda Online website, and increase its costs.
System failures could harm Shanda Online’s business.
Shanda Online has experienced system failures from time to time, and any interruption in the availability of its website will reduce its current revenues and profits, could harm its future revenues and profits, and could subject it to regulatory scrutiny. Frequent or persistent interruptions in its services could cause current or potential users to believe that its systems are unreliable, leading them to switch to its competitors or to avoid its site, and could permanently harm its reputation and brands. Additionally, because Shanda Online’s customers may use its products for critical transactions, any system failures could result in damage to its customers’ businesses. These customers could seek significant compensation from Shanda Online or us for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly to address.

Although Shanda Online’s systems have been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of service attacks, and similar events. Some of its systems are not fully redundant, and its disaster recovery planning is not sufficient for all eventualities. Shanda Online’s systems are also subject to break-ins, sabotage, and intentional acts of vandalism. Despite any precautions it may take, the occurrence of a natural disaster, a decision by any of its third-party hosting providers to close a facility it uses without adequate notice for financial or other reasons, or other unanticipated problems at its hosting facilities could result in lengthy interruptions in its services.
Customer complaints or negative publicity about customer support or anti-fraud measures could diminish use of Shanda Online’s services.
Customer complaints or negative publicity about our customer support could severely diminish consumer confidence in and use of its services. Measures Shanda Online sometimes takes to combat risks of fraud and breaches of privacy and security have the potential to damage relations with its customers or decrease activity on its sites by making its sites more difficult to use or restricting the activities of certain users. These measures heighten the need for prompt and accurate customer support to resolve irregularities and disputes. Effective customer support requires significant personnel expense, and this expense, if not managed properly, could significantly impact our profitability. Failure to manage or train our customer support representatives properly could compromise our ability to handle customer complaints effectively. If Shanda Online does not handle customer complaints effectively, its reputation may suffer and it may lose its customers’ confidence.
Because Shanda Online provides a financial service and operates in a highly regulated environment, it must provide telephone as well as email customer support and must resolve certain customer contacts within relatively short time frames. As part of Shanda Online’s program to reduce fraud losses and prevent money laundering, it may temporarily restrict the ability of customers to withdraw their funds if such funds or the customer’s account activity are identified by Shanda Online’s risk models as suspicious. If Shanda Online is unable to provide quality customer support operations in a cost-effective manner, its users may have negative experiences, it may receive additional negative publicity, its ability to attract new customers may be damaged, and it could become subject to litigation. Negative publicity about, or negative experiences with, customer support for Shanda Online could cause its reputation to suffer or affect consumer confidence in the “Shanda” brand as a whole.
Risks Related to Our Other Businesses
The risk factors set forth below are believed to be important in that they may have a material impact upon the future financial performance of our other businesses, including Shanda Literature and Hurray!. For more information on the contribution of those business to our company’s financial results, see Item 5. Operating and Financial Review and Prospects.
Shanda Literature faces the risks of uncertainties regarding the growth of the online literature industry and market acceptance.
Shanda Literature operates an online-reading website where users can read literature published on the Internet. The online literature business is a relatively new and evolving industry and concept. Shanda Literature is dependent on authors using its various online platforms, as opposed to the traditional paperback format, to publish their literary works. As reading literary works online represents a new means of reading literary works, Shanda Literature cannot be certain that its users will prefer to read literary works online as opposed to the traditional paperback form. In addition, Shanda Literature cannot be certain that the authors will prefer to publish their literary works online on one of its literature platforms, as opposed to in paperback form. The failure of authors to publish, and its users to read, literary works online will likely adversely affect Shanda Literature’s business and prospects.
Shanda Literature’s business is dependent on its authors.
The literary works published on Shanda Literature’s online literature platforms are written by independent authors, including a small percentage of whom are responsible for a substantial amount of its revenues. Most of these authors are not bound by exclusivity restrictions. Shanda Literature has also recently begun contracting with popular offline authors to produce online content. If Shanda Literature is unable to retain its most popular authors or if those authors or its offline authors do not produce content that is appealing to its users, the revenues and profitability of Shanda Literature could by materially and adversely affected.
Pirated versions of copyrighted content on Shanda Literature may be viewable through other websites.
Pirated copies of literature works that are licensed to Shanda Literature are often posted on third-party websites. Unauthorized and pirated copies of Shanda Literature’s content may reduce the revenue it generates. Shanda Literature has taken, and will continue to take, a variety of actions to combat piracy. For example, in March 2010, Shanda Literature filed a copyright infringement case against Baidu, alleging that pirated copies of five of its novels could be viewed through links in Baidu search results and on a Baidu message board service. There can be no assurance that Shanda Literature’s efforts to enforce its rights and protect its intellectual property will be successful in preventing content piracy. Furthermore, litigation in China is generally expensive and time consuming and the amount of damage rewards are low in comparison to those in the United States and other developed countries.
Changes in Shanda Literature’s contracts with China’s telecommunications operators or the policies of the telecommunications operators could harm its business.
Shanda Literature has begun to offer wireless value-added services (“WVAS”) which allow its users to read literature it publishes over mobile networks. Shanda Literature’s WVAS business is subject to the risk that (i) it may not be able to successfully negotiate favorable terms with the three principal telecommunications operators in China, China Mobile Communications Corporation, or China Mobile, China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom (together, the “telecommunications operators”) and their provincial affiliates, (ii) the MIIT or the telecommunications operators may unilaterally change their policies and/or the enforcement of their current policies or (iii) the telecommunication operators may impose higher service or network fees on it, any of which could have a material and adverse effect on Shanda Literature’s revenues and profitability.

Hurray! depends on China Mobile, China Unicom and China Telecom, the three principal telecommunications network operators in China, for the major portion of its revenue.
Hurray! offers its services over mobile networks to consumers through the telecommunications operators. These principal operators service the major portion of China’s approximately 747 million mobile phone subscribers as of December 31, 2009, according to the 2009 Statistic Bulletin on National Telecommunication Industry issued by China’s Ministry of Industry and Information Technology, or the MIIT. Hurray!’s agreements with these operators and their provincial affiliates are non-exclusive and have a limited term (generally one year for China Mobile and one or two years for China Unicom). Hurray! usually renews these agreements or enter into new ones when the prior agreements expire, but occasionally the renewal or new agreements can be delayed by periods of one month or more. In 2008, China Telecom and its provincial affiliates entered into new agreements with Hurray! in connection with the network assets that they acquired from China Unicom (as discussed below).
If any of China Mobile, China Unicom or China Telecom ceases to continue to cooperate with Hurray!, it would be impossible to find appropriate replacement telecommunications operators with the requisite licenses and permits, infrastructure and customer base to offer Hurray!’s WVAS to customers of such telecommunications operator. Hurray! derived approximately 50% of its combined WVAS revenue from China Mobile, 25% from China Unicom, and 21% from China Telecom in 2009.
In addition, the Chinese government has extensive involvement in determining the structure of the telecommunications industry in China. During the development of this industry, changes in government policy have resulted in major restructurings of the telecommunications operators, including the establishment of new operators and the combination of all or part of existing operators. In an effort to promote greater competition among the telecommunications operators and foster the development of 3G mobile networks, on May 24, 2008, the MIIT, the PRC National Development and Reform Commission, or the NDRC, and the PRC Ministry of Finance jointly issued the Notice on Strengthening the Reform of Telecommunications Systems, or the Telecommunications Notice, which aims to consolidate China’s existing telecommunications operators into three new telecommunications operators that can offer both mobile and fixed-line services. Under the Telecommunications Notice, China Mobile merged with China Railway Communication Co., Ltd., which operated a national fixed-line network, China Telecom acquired the Code Division Multiple Access (CDMA) wireless business and network from China Unicom, and China Unicom, which operates a Global System for Mobile communications (GSM) network and business, merged with China Netcom, which was principally a fixed-line operator. Due to the restructuring, Hurray!’s services to China Telecom have increased and its services to China Unicom have decreased beginning from October 1, 2008, the date that China Telecom officially acquired the CDMA wireless business and network from China Unicom. On January 7, 2009, the MIIT issued 3G licenses to China Mobile, China Unicom and China Telecom. China Mobile operates the TD-SCDMA network, China’s self-developed 3G standard, China Unicom operates the WCDMA, a 3G standard originally developed in Europe, and China Telecom operates CDMA2000, a 3G standard originally developed in the U.S.
Any future significant restructuring of any segment of the telecommunications industry in China, including in particular China Mobile, China Unicom or China Telecom (which are collectively referred to hereinafter in this annual report on Form 20-F as the “telecommunications operators”) or any other telecommunications operators in China and the potential combination of the mobile operations of various telecommunications operators in China, could significantly affect Hurray!’s relationships with these telecommunications operators. Due to Hurray!’s reliance on the telecommunications operators for its WVAS, any loss or deterioration of its relationships with them, due to their own business decisions or government-imposed restructurings, may result in severe disruptions to its business operations and the loss of a significant portion of revenue.

Hurray! may not be able to successfully negotiate favorable terms with the telecommunications operators and their provincial affiliates.
Given the dominant market position of China Mobile, China Unicom and China Telecom, Hurray!’s leverage with these telecommunications operators is limited in terms of negotiating agreements, resolving disputes or otherwise. In particular, its agreements with them can be terminated in advance, penalties may be imposed or other parts of its services may be suspended or terminated, and approval for its new services may be delayed for a variety of reasons which vary among the individual agreements with the telecommunications operators, including, for example, if Hurray! breaches its obligations under the agreements, a high number of customer complaints are made about its services or it cannot satisfy the operational or financial performance criteria established by the applicable telecommunications operator.
Hurray! may also be compelled to alter its agreements with these telecommunications operators in ways which adversely affect its business, such as by limiting the services it can offer or imposing other changes that limit the revenue it can derive from such agreements. In the past, telecommunications operators have entered into new contracts in certain provinces with service providers which change the share percentages it retained for customer payments. The percentage of the payments from customers received by service providers has been decreasing since 2006. Hurray! may not be able to adequately respond to any such changes because it is not able to predict whether the telecommunications operators will unilaterally amend its contracts with them.
Unilateral changes in the policies of the MIIT and the telecommunications operators and in their enforcement of their policies have resulted in service suspensions and Hurray! having to pay additional charges to the telecommunications operators.
The MIIT and the telecommunications operators have a wide range of policies and procedures regarding customer service, quality control and other aspects of the WVAS industry. As the industry has evolved over the last several years, the telecommunications operators have refined these policies to improve overall service quality and increase customer satisfaction. For example, in May 2007, China Mobile began the operational practice of displaying service fee reminders and seeking express confirmation prior to processing the wireless application protocol (“WAP”) page download requests of mobile phone users. China Mobile also began the practice of only including links to its own WVAS offerings on the embedded menus of certain mobile handsets with customized software for China Mobile users. In the past, such embedded menus featured links to all popular products offered on China Mobile’s networks, including Hurray!’s products.
In August 2007, MIIT introduced new policies regarding WVAS that mobile phone users subscribe to on a free trial basis. Service providers are now required to notify such mobile phone users once the free trial period ends and must obtain confirmation from them prior to charging them for continued subscription to the services. Upon obtaining such confirmation, service providers are then required to notify mobile phone users of the exact pricing for such service and send billing reminders to them.
In November 2009, the telecommunications operators suspended the ability of their WAP service partners to charge for services in an effort to eradicate mobile pornography from their networks. The suspension applied to all of the telecommunications operators’ WAP service partners in China, regardless of a partner’s propensity to disseminate pornography. The telecommunications operators have not yet indicated how long their suspensions would last or whether they will expand current measures. These measures may bring pressure on the WVAS market in China and add to uncertainty of Hurray!’s WVAS operation in the coming quarters.
In addition, in the last several years, acting under the guidance of the MIIT, the telecommunications operators have been enforcing their customer service policies more rigorously than in the past and have initiated steps to improve customer service. This rigorous enforcement has resulted in a number of severe penalties imposed on Hurray! and other participants in the market in recent years. Penalties have included precluding service providers from offering certain services over a mobile operator’s network or from offering new services for a fixed period.

Hurray! may not be able to adequately respond to these or other developments in mobile operator policies, or changes in the manner in which such policies are enforced. Furthermore, because the telecommunications operators’ policies are in a state of flux at this time and they are highly sensitive to customer complaints (even if the complaints have no merit), we cannot be certain that Hurray!’s business activities will always be deemed in compliance with those policies despite its efforts to so comply. Accordingly, Hurray! may be subject to monetary penalties or service suspensions or both, even for conduct which Hurray! believed to be permissible. Any future noncompliance with the telecommunications operators’ policies by Hurray!, whether inadvertent or not, could result in a material and adverse effect on its revenue and profitability.
The telecommunications operators may impose higher service or network fees on Hurray! for their own business purposes or if Hurray! is unable to satisfy customer usage and other performance criteria.
Fees for Hurray!’s WVAS are charged on a monthly subscription or per-use basis. As provided in its network service agreements, Hurray! relies on the telecommunications operators for both billing of and collection from, mobile phone users of fees for its services. As noted above under “— The termination or alteration of Hurray!’s various agreements with the telecommunications operators and their provincial affiliates would materially and adversely impact its revenue and profitability,” Hurray!’s negotiating leverage with the telecommunications operators is limited. As a result, the telecommunications operators could for their own business purposes unilaterally amend Hurray!’s agreements with them to increase the service or network fees that they retain from the revenues generated by Hurray!’s WVAS.
In addition, under these agreements, these service fees in some cases rise if Hurray! fails to meet certain customer usage, revenues and other performance criteria. Moreover, for 2G services, to the extent that the number of messages sent by Hurray! over networks of the telecommunications operators exceeds the number of messages its customers send to it, it must pay per message network fees, which decrease in several provinces as the volume of customer usage of its services increases. The number of messages sent by Hurray! will exceed those sent by its users, for example, if a user sends Hurray! a single message to order a game but Hurray! in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that Hurray! will be able to satisfy any performance criteria in the future or that the telecommunications operators will keep the criteria at their current levels. Any increase in the service or network fees of the telecommunications operators could reduce its gross margins.
The telecommunications operators may change their practices with regard to how service selections appear on their WAP portals.
The current practice of the telecommunications operators is generally to place the most popular WAP services at the top of the menu on the first page of the list of services available in each service category on their WAP portals. Services at the top of the menu are more accessible and therefore more frequently accessed than those services lower on the menu. This effectively reinforces the position of the most popular services. The placement of services on these menus creates significant competitive advantages for the top-ranked services and significant challenges for newer and less popular services. We believe that Hurray!’s prominent position on the WAP portals of the telecommunications operators has historically helped Hurray! maintain its position in the market. If any of the telecommunications operators changes its current practices so that the most popular services are not those that are the most accessible to customers, restricts the number or type of services a service provider is permitted to place on service menus or adopts new interface technologies that eliminate the current service menus, Hurray!’s services could become more difficult for users to access and could, therefore, become less popular. In addition, China Mobile only includes links to its own WVAS offerings on the embedded menus of mobile handsets with customized software for China Mobile users while excluding links to products from third-party WVAS service providers such as Hurray!. This practice has adversely affected Hurray!’s revenues. If additional similar changes occur, they will likely materially and adversely affect the revenue from Hurray!’s services.
The businesses of Hurray!’s affiliated music companies are subject to constantly changing consumer tastes.
Hurray! engages in artist development, music production, offline distribution and event organization in Mainland China and Taiwan through Hurray!’s affiliated music companies. Hurray! has also recently expanded its artist agency business.

Each music recording and concert performance is an individual artistic work. The commercial success of a music product or concert depends on consumer taste, the quality and acceptance of competing offerings or events released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change quickly. Accordingly, there can be no assurance as to the financial success of any particular product, the timing of such success, or the popularity of any particular artist.
The future success of Hurray!’s affiliated music companies depends on their ability to continue to develop recorded music and organize concerts that are interesting and engaging to their target audience, primarily users of the Internet and WVAS in the case of their recorded music. If the audience determines that the content does not reflect their tastes, then the audience size could decrease, which would adversely affect Hurray!’s results of operations. The ability of Hurray!’s affiliated music entities to develop compelling content depends on several factors, including the following:
•	technical expertise of their production and recording staff;
•	popularity of the artists represented by Hurray!’s affiliated music companies;
•	access to songs or songwriters; and
•	effectiveness of online and offline marketing and promotional activities.
Furthermore, Hurray!’s affiliated music companies must invest significant amounts for development prior to the release of any product or organization of an event. These costs may not be recovered if the product or event is unsuccessful. There can be no assurance that such products or events will be successful releases or that any product or events will generate revenues sufficient to cover the cost of development or organization.
Hurray!’s expansion into the online video market may not be successful. China’s online video market is highly competitive, and Ku6 may be unable to compete successfully against established industry competitors and new entrants, some of which have greater financial resources than Ku6 does or currently enjoy a superior market position than Ku6 does.
In January 2010, Hurray! acquired Ku6, an online video site in China. Ku6’s operating results have varied significantly in the past, and may vary significantly in the future due to a number of factors that could have an adverse impact on the business, such as reliance on advertisers in certain industries for brand advertising revenues and reliance on certain key content providers for online video entertainment services. Hurray! may not be able to effectively utilize Ku6’s online video portal. Thus, the operational and financial results of the merger may differ from Hurray!’s expectations.
Additionally, there is significant competition among online video sites, which Hurray!’s management estimates to currently number over one hundred in China. A large number of independent online video sites, such as Youku.com and Tudou.com, compete against Ku6. In addition, the Internet portals in China, including Sina.com, Sohu.com and Baidu.com, which have longer operating histories and more experience in attracting and retaining users and managing customers than Ku6 does, have begun to launch their own video businesses. Online video sites are also increasingly competing to obtain rights to licensed content for their websites, which may result in increases in the price of licensed content and prevent Ku6 from obtaining attractive content on acceptable terms. Any of Ku6’s present or future competitors may offer online video services which provide significant technology, performance, price, creativity or other advantages over those offered by Ku6, and therefore achieve greater market acceptance than Ku6’s.
Ku6 and its affiliates (including Hurray! and/or Shanda) are, and may in the future be, subject to intellectual property rights claims due to infringement of video on Ku6.com, which are costly to defend against and, could result in payment of money damages.
Ku6 has had copyright claims filed against it by companies alleging that certain videos on Ku6.com infringe the rights of others. As a result of Hurray!’s acquisition of Ku6, Hurray! and Shanda may also be subject to copyright claims filed in certain jurisdictions due to Ku6’s infringement. Adverse results in these lawsuits may include awards of substantial monetary damages, costly royalty or licensing agreements, and may also result in a change in Ku6’s business practices, which could result in a loss of revenues for Ku6 or otherwise harm Ku6’s business.

Ku6 depends on online advertising for a significant portion of its revenues, but the online advertisement market includes many uncertainties, which could cause its advertising revenues to decline.
Ku6 derives a significant portion of its revenues, and expects to derive a significant portion of its revenues for the foreseeable future, from the sale of advertising on its website. The growth of Ku6’s advertising revenues relies on increased revenue from the sale of advertising spaces on its website, which may be affected by many of the following risk factors:
•	The online advertising market is new and rapidly evolving, particularly in China. As a result, many of Ku6’s current and potential advertising clients have limited experience using the Internet for advertising purposes and historically have not devoted a significant portion of their advertising budget to Internet-based advertising;
•	Changes in government policy could restrict or curtail Ku6’s online advertising services. For example, in 2006 and 2007, the PRC government enacted a series of regulations, administrative instructions and policies to restrict online medical advertising. As a result of these regulations, Ku6 may lose some of its existing medical advertising clients;
•	Advertising clients that have invested substantial resources in other methods of conducting business may be reluctant to adopt a new strategy that may limit or compete with their existing efforts; and
•	The acceptance of the Internet as a medium for advertising depends on the development of a measurement standard.
No standards have been widely accepted for the measurement of the effectiveness of online advertising. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general or through Ku6.com.
In addition, Ku6’s ability to generate and maintain significant online advertising revenues will also depend upon:
•	the development of a large base of users possessing demographic characteristics attractive to advertising clients;
•	the acceptance of online advertisement as an effective way for business marketing by advertising clients;
•	the effectiveness of its advertising delivery, tracking and reporting systems; and
•	the resistance pressure on online advertising prices and limitations on inventory.
Maintaining copyright protection controls may prove to be costly and Ku6’s revenue from online marketing services may not be able to offset its cost in acquiring legally licensed content.
Due to the prevalence of piracy in China, many online video sites provide links to and host content on their websites which may be protected by copyright. Ku6 has enhanced its monitoring efforts and instituted new policies that prohibit users from uploading copyright-protected content to Ku6.com. And althought Ku6 launched a campaign in November 2009 to delete all illegally uploaded foreign films, television series and other content which may be protected by copyright, we cannot be certain that all such content has been deleted.
Ku6 may be placed at a competitive disadvantage compared with its competitors who incur lower operating expenses by offering and not monitoring their websites for illegal content. While Ku6 derives most of its revenue from online marketing services, which may not be sufficient to offset the cost of acquiring legally licensed content, its competitors may be able to derive revenue from illegal content which requires little or no capital expenditure. Additionally, Hurray!’s management believes that the acquisition of Ku6 may have an impact on its future liquidity or capital resources as it purchases licensed content for Ku6.com. Hurray! may allocate a significant portion of its working capital to finance such acquisitions, working capital which would otherwise be available for other business segments. Hurray! may also require additional cash resources to operate Ku6. Hurray! cannot assure you that financing will be available in amounts or on terms acceptable to it, if at all. If Hurray! is unable to adequately finance its video business, the growth prospects of Ku6 and Hurray! could be adversely affected.

Other Risks Related to Our Businesses
We face intense competition.
The businesses that the Shanda group engage in are rapidly evolving and intensely competitive, and are subject to changing technology, shifting user needs and frequent introductions of new products and services. We have many competitors in different industries, including online game operators, traditional portal operators, traditional search engine operators and e-commerce sites, social networking sites, traditional media companies, and providers of online products and services. Our current and potential competitors range from large and established companies to emerging start-ups. Established companies have longer operating histories and more established relationships with customers and end users, and they can use their experience and resources against us in a variety of competitive ways, including by making acquisitions and investing aggressively in research. Emerging start-ups may be able to innovate and provide products and services faster than we can. If our competitors are more successful than we are in developing compelling products and services or in attracting and retaining users, advertisers, and content providers, our revenues and growth rates could decline.
Acquisitions and investments could result in operating difficulties, dilution and other harmful consequences. We may also reorganize our business, including disposition of certain assets.
We have acquired a number of businesses in the past. We expect to continue to evaluate and enter into discussions regarding a wide array of potential strategic transactions to strengthen or supplement our core online interactive entertainment business. These transactions could be material to our financial condition and results of operations. Additionally, in line with our objective to improve our operating results, we may reorganize our business, including the disposition of certain assets and business units in order to allow management to focus on our core businesses. The process of integrating an acquired company, business, or technology or reorganizing has created, and will continue to create, unforeseen operating difficulties and expenditures. The areas where we face risks include:
•	implementation or remediation of controls, procedures, and policies at the acquired company;
•	diversion of management time and focus from operating our business to acquisition integration challenges;
•	coordination of product, engineering, and sales and marketing functions;
•	transition of operations, users, and customers onto our existing platforms;
•	cultural challenges associated with integrating employees from the acquired company into our organization;
•	retention of employees from the businesses we acquire;
•	integration of the acquired company’s accounting, management information, human resource, and other administrative systems;
•	liability for activities of the acquired company before and after the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;
•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former shareholders or other third parties;

•	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries; and
•	failure to successfully further develop the acquired business.
Our failure to address these risks or other problems encountered in connection with our past or future acquisitions, investments and reorganizations could cause us to fail to realize the anticipated benefits of such transactions, incur unanticipated liabilities, and harm our business generally. Future acquisitions or reorganizations could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Also, the anticipated benefit of such acquisitions, investments or reorganizations may not materialize. Furthermore, we may incur significant costs related to such transactions, including legal, accounting and other fees and expenses.
There can be no assurance that our diversification strategy will achieve its intented strategic objectives or improve our results of operations.
We plan to further diversify our business to other related interactive media businesses. For example, in July 2009, we acquired a 52.6% interest in Hurray! (which has subsequently been diluted to approximately 42.0% as of March 31, 2010) and in January 2010, Hurray! acquired a 100% interest in Ku6. In November 2009, we entered into a joint venture agreement with Hunan Broadcasting and Television Group, or Hunan TV, to establish a film and television production and distribution company. Each new business line may require the investment of additional capital and the significant involvement of our senior management to acquire or develop a new line of business and integrate it with our operations. We may experience delays, regulatory impediments and other complications in implementing our diversification strategy that could reduce our profitability and ultimately cause the strategy to fail. These complications may include obtaining licenses and registrations, adapting our technology platform, hiring personnel and raising capital. Our acquisition of Hurray! and its subsequent acquisition of Ku6 may have an impact on our profitability as Ku6 makes expenditures to purchase licensed content. Our expansion into new businesses will increase capital expenditures and research and development expenditures. There can be no assurance that we will be able to manage our recent or any future expansion or acquisition successfully, and any inability to do so could adversely affect our business, financial condition, or results of operations.
We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us may materially disrupt our business.
We cannot be certain that entertainment content available on our website does not and will not infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. We may be perceived or alleged to infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties and become subject to legal proceedings and claims from time to time relating to the intellectual property rights of others. For example, in 2003, Actoz and Wemade Entertainment Co., Ltd. filed a lawsuit against us in the Beijing First Intermediate People’s Court alleging copyright infringement and unfair competition claims with respect to Woool. These claims were settled in February 2007.
If we are found to have violated the intellectual property rights of others, we may be subject to monetary damages and be enjoined from using such intellectual property, or we may incur new or additional licensing costs if we wish to continue using the infringing content, be forced to develop or license alternatives or be forced to stop operating such entertainment content, any of which may materially and adversely affect our business and results of operations. In addition, we may incur substantial expenses and require significant attention of management in defending against these third-party infringement claims, regardless of their merit.
Some of our employees were previously employed at other companies, including some of our current and potential competitors. To the extent these employees or any employees we may hire in the future are involved in research that is similar to the research that they performed at their former employers, our competitors may file lawsuits or initiate proceedings against us alleging that these employees violated the intellectual property rights, such as trade secret rights, of their former employers. Although we are not aware of any pending or threatened claims alleging these types of violations of intellectual property rights, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could be costly and divert financial and management resources.

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
We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, licensors, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. Despite our precautions, third parties may obtain and use intellectual property that we own or license without our consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights may materially and adversely affect our business.
For instance, pirate game servers illegally operate unauthorized copies of our online games and enable players to play those games without purchasing prepaid cards for our online games. Despite our efforts to shut down pirate game servers, we believe that a significant number of pirate game servers continue to operate unauthorized copies of our online games. If pirate game servers continue to operate any of our online games, our business, financial condition and results of operations may be materially and adversely affected.
The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures in the PRC are uncertain and do not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures in the United States and other developed countries. Policing unauthorized use of intellectual properties is difficult and expensive. Any steps we have taken to prevent the misappropriation of our intellectual properties may be inadequate. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.
We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.
Our future success is heavily dependent upon the continued service of our key executives and other key employees. In particular, we rely on the expertise, experience and leadership ability of Tianqiao Chen, our founder, chairman of our board of directors, chief executive officer and president, in our business operations, and rely on his personal relationships with our employees, the relevant regulatory authorities, our content providers and service suppliers. We also rely on a number of key technology officers and staff for the development and operation of our content offerings.
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
We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are beyond our control. Significant fluctuations in our quarterly operating results could be caused by any of the factors identified in this section, including, but not limited to:
•	our ability to retain existing users, attract new users at a steady rate and maintain user satisfaction;
•	the announcement or introduction of, or updates to, our existing games and other entertainment content by us or our competitors;
•	technical difficulties, system downtime or Internet failures;
•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;
•	governmental regulations;
•	seasonality effect for our business;
•	a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust to our users’ spending quickly;
•	the inability to direct the performance of our independent public subsidiaries, Shanda Games and Hurray!;
•	the introduction and nationwide roll-out of the third-generation wireless telecommunications network in China; and
•	general economic conditions and economic conditions specific to the online entertainment industry and China.
As a result, you should not rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ADSs could decline and you could lose part or all of your investment.
The PRC government may discontinue the preferential tax treatments or the government financial incentives currently available to us in the PRC.
On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the New EIT Law, as supplemented by various detailed implementation guidance, which became effective as of January 1, 2008. Under the New EIT Law, a preferential tax rate of 15% is applicable to enterprises that qualify as “high and new technology enterprises”, a status reassessed every three years. In addition, an enterprise is entitled to a 10% income tax rate for the year in which it is recognized as a “national key software enterprise”, a status reassessed every year. Shengqu, Shanda Computer, Shanda Networking, Bianfeng, Shanghai Shulong, Chengdu Aurora, Shanghai Holdfast Online Information Technology Co., Ltd., Chengdu Jisheng Technology Co., Ltd., or Chengdu Jisheng, were recognized as “high and new technology enterprises” in 2008 and are entitled to a 15% preferential income tax rate for the three-year period ending December 31, 2010. In addition, Shengqu also qualified as a national key software enterprise in 2008 and 2009, respectively, on December 31, 2008 and December 31, 2009. Accordingly, Shengqu was subject to a preferential income tax rate of 10% for 2008 and 2009. However, we cannot assure you that these enterprises will be able to maintain their status as “high and new technology enterprises” and/or “national key software enterprise.” If any of these enterprises that qualified as “high and new technology enterprise” or “national key software enterprise” fails to continue to qualify for such status, our income tax expenses would increase, which would have a material adverse effect on our net income and results of operations.

In 2007, 2008, and 2009, we received aggregate government financial incentives of RMB57.5 million, RMB62.3 million and RMB221.9 million (US$32.5 million), respectively, which were calculated with reference to taxable revenue and taxable income. To be eligible for the government financial incentives, we are required to continue to meet a number of financial and non-financial criteria and to be further subject to the discretion of the municipal governments. If we had not received these government financial incentives in 2007, our income before income tax expenses, equity in loss of affiliated companies, non-controlling interests and redeemable preferred shares issued by a subsidiary would have been RMB1,364.0 million, a decrease of 4.0% from the reported amount. If we had not received these government financial incentives in 2008, our income before tax expenses, equity in loss of affiliated companies, non-controlling interests and redeemable preferred shares issued by a subsidiary would have been RMB1,460.1 million, a decrease of 4.1 % from the reported amount. If we had not received these government financial incentives in 2009, our income before tax expenses, equity in loss of affiliated companies, non-controlling interests and redeemable preferred shares issued by a subsidiary would have been RMB2,034.0 million (US$298.0 million), a decrease of 9.8% from the reported amount. As the receipt of these government financial incentives is subject to periodic time lags and inconsistent municipal government practice on payment times, for so long as we continue to receive these government financial incentives, our net income in a particular quarter may be higher or lower relative to other quarters based on the potentially uneven receipt by us of these government financial incentives in addition to any business or operating related factors we may otherwise experience. Moreover, the central government or municipal governments could determine at any time to eliminate or reduce these government financial incentives, generally with prospective effect. We cannot assure you that we will continue to enjoy these preferential tax treatments or government financial incentives in the future. The discontinuation or reduction of these preferential tax treatments or government financial incentives could materially and adversely affect our business, financial condition and results of operations.
There are significant uncertainties under the New EIT Law relating to our PRC enterprise income tax liabilities.
Under the New EIT Law, the profits of a foreign invested enterprise which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate is lowered to 5% if a Hong Kong resident enterprise owns over 25% of the PRC companies. However, according to a tax circular issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. In addition, under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. For additional details on the preferential tax status, see “Item 5. Operating and Financial Review and Prospects — Taxation — PRC Enterprise Income Tax” and “Item 10. Additional Information — Exchange Controls.”
Although we are a Cayman Islands company and wholly own subsidiaries incorporated in Hong Kong, the PRC tax authorities may regard the main purpose of these Hong Kong entities as obtaining a lower withholding tax rate of 5%. As a result, the PRC tax authorities could levy a higher withholding tax rate to dividends received by our wholly-owned subsidiaries incorporated in Hong Kong from our PRC subsidiaries. In addition, a substantial majority of the members of our management team are located in China. Under current PRC laws and regulations, it is also uncertain whether we would be deemed PRC tax resident enterprises under the New EIT Law. If we are deemed PRC tax resident enterprises, our global income will be subject to PRC enterprise income tax at the rate of 25%.

It is not clear whether or not we were a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2009.
It is not clear whether or not we were a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2009. That determination is subject to uncertainty because it is not clear how the VIE agreements between the PRC operating companies and us will be treated for purposes of the PFIC rules, and because of the uncertainty with respect to the valuation of our assets as well as the uncertain characterization of our assets and income, including goodwill, for purposes of the PFIC rules. If we are or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will be subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to additional reporting requirements. PFIC classification is tested annually, and our classification will therefore depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares and ADSs, which is subject to change. We cannot assure you that we were not a PFIC for 2009 or that we will not be a PFIC for 2010 or any future taxable year. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see the section entitled “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”
We may need to record impairment charges to earnings if our acquisition goodwill, investments in affiliate companies or acquired intangible assets is determined to be impaired.
We acquire, invest in or license content from various content providers and record any acquisition goodwill, investments in affiliate companies and acquired intangible assets on our balance sheet in connection with such acquisitions, investments and licensing, respectively. We are required to review our acquisition goodwill for impairment at least annually and review our investments in affiliate companies and acquired intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, including a decline in stock price and market capitalization and slow down in our industry, which may result from recent global economic slowdown. If the carrying value of our acquisition goodwill, investments in affiliate companies or acquired intangible assets were determined to be impaired, we would be required to write down the carrying value. For example, we completed the purchase of a 29.9% equity stake in Actoz, the co-owner of Mir II, in February 2005, for a total consideration of RMB878 million (US$106.1 million), which represented an 81% premium over the open market price at the time that we entered into the purchase agreement in October 2004. In the fourth quarter of 2005, however, we recorded a non-cash impairment charge of RMB521.5 million (US$64.6 million) to reflect the fair value of our 38.1% stake in Actoz. We recognized the impairment charge primarily as a result of the continued decline in royalties payable to Actoz from our operation of Mir II in China. The decision to recognize impairment was also influenced by the decline in the market price for shares of Actoz, which in the fourth quarter of 2005 was determined to be other than temporary, mainly due to the continued decline in Mir II royalties.
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
We may lose the ability to consolidate certain of our businesses in our financial statements if our ownership percentage in those businesses is diluted.
We currently consolidate several businesses in which we hold less than 100% of the outstanding equity interests. These businesses may issue stock in connection with business transactions that could dilute our ownership percentage such that we no longer control those businesses and in which event we would have to deconsolidate them from our financial statements. For example, in June 2009, we entered into a tender offer agreement with Hurray! under which we commenced a tender offer to acquire at least 51% of Hurray!’s outstanding ordinary shares. We successfully completed the tender offer in July 2009, acquiring 52.6% of Hurray!’s outstanding ordinary shares, and began consolidating Hurray! in our financial statements. In January 2010, Hurray! issued common stock in connection with the acquisition of Ku6, which diluted our ownership percentage. As of March 31, 2010, we owned approximately 42.0% of Hurray!’s outstanding ordinary shares but appointed a majority of Hurray!’s directors. For the fiscal year ending December 31, 2009, we consolidated Hurray! in our financial statements. If we do not increase our holdings in Hurray! or if Hurray! issues additional common stock for any number of reasons, we may have to deconsolidate Hurray! Holding. Such a deconsolidation of Hurray! or our other businesses could affect our quarter over quarter financial comparison and could have a material and adverse impact on our financial statements.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.
We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (the “SEC” or the “Commission”), as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of such company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2009. In addition, our independent registered public accounting firm attested as to the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2009. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.
Risks Relating to Regulation of the Internet and to Our Structure
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online culture industry, including online game, online literature and online video, we could be subject to severe penalties.
On December 11, 2001, the PRC State Counsel promulgated the Regulations for the Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which became effective on January 1, 2002 and were subsequently amended on September 10, 2008. Under the FITE Regulations, foreign ownership of companies that provide value-added telecommunications services is limited to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online culture products (including online games, literature and video) in China or to provide Internet information content, such as online advertising.
Accordingly, we operate our Internet-related businesses in China through our PRC operating companies, which are VIEs that are PRC domestic companies owned principally or completely by certain of our PRC employees, shareholders or PRC employees of our directly-owned subsidiaries. We control these companies and operate these businesses through contractual arrangements with the respective companies and their individual owners, but we have no equity control over these companies. Such restrictions and arrangements are prevalent in other PRC companies we have acquired. See “Item 4.C. Organizational Structure.”
On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006. According to the MIIT Circular 2006, since the FITE Regulations went into effect, some foreign investors had engaged in value-added telecommunications services illegally by working with domestic value-added telecommunications enterprises to circumvent the requirements of the FITE Regulations by delegating domain names and licensing trademarks. In order to further strengthen the administration of FITEs, the MIIT Circular 2006 provides that any domain name or trademark used by a value-added telecommunications carrier shall be legally owned by such carrier or its shareholders. The MIIT Circular 2006 also provides that the operation site and facilities of a value-added telecommunications carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecommunications services that the carrier has been approved to provide. In addition, value-added telecommunications carriers are required to establish or improve the measures of ensuring network security. As to the companies which have obtained the operating licenses for value-added telecommunications services, they are required to conduct self-examination and self-correction according to the said requirements and report the result of such self-examination and self-correction to the provincial branches of the MIIT.

We cannot be sure that the PRC government would view our operating arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, including without limitation the requirements described in the MIIT Circular 2006, with existing policies or with requirements or policies that may be adopted in the future. For example, as some of the domain names and trademarks that Shanda Games uses in its operations are not owned by Shanghai Shulong or its shareholders, Shanda Games may be in violation of the provisions of the MIIT Circular 2006. If any of our businesses is determined not to be in compliance with the MIIT Circular 2006, the PRC government could take a number of regulatory or enforcement actions that could be harmful to our business, including but not limited to: levying fines, revoking its business and operating licenses, requiring it to discontinue or restrict its operations, blocking its website, requiring us to restructure our business or imposing additional conditions or requirements with which it may not be able to comply. We may also encounter difficulties in obtaining performance under or enforcement of related contracts.
In the opinion of our PRC counsel, except for otherwise disclosed in this annual report, in all material aspects, (1) the ownership structures of our company, Shanda Computer, Shengqu, Shengting and our PRC operating companies, other than the Hurray! entities, are in compliance with existing PRC laws and regulations; (2) our contractual arrangements with Shanda Networking, Shanghai Shulong, Hongwen and their respective shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (3) the business operations of our company, Shanda Computer, Shengqu, Shengting and our PRC operating companies, other than the Hurray! entities, as described in this annual report, are in compliance with existing PRC laws and regulations. Additionally, in the opinion of Hurray!’s management, except for otherwise disclosed in this annual report, in all material aspects, (1) the ownership structures of Hurray! Holding, the Hurray! entities and the Hurray! VIEs are in compliance with existing PRC laws and regulations; (2) Hurray!’s contractual arrangements with the Hurray! VIEs and their respective shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (3) the business operations of Hurray! Holding, the Hurray! entities and the Hurray! VIEs, as described in this annual report, are in compliance with existing PRC laws and regulations.
There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to our view. If we, our subsidiaries or any of our PRC operating companies are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:
•	revoking our PRC operating companies’ business and operating licenses;
•	discontinuing or restricting our PRC operating companies’ operations;
•	imposing conditions or requirements with which we, our subsidiaries or any of our PRC operating companies may not be able to comply;
•	requiring us, our subsidiaries or any of our PRC operating companies to restructure the relevant ownership structure or operations; or
•	taking other regulatory or enforcement actions, including levying fines, that could be harmful to our business.
Any of these actions could cause our business, financial condition and results of operations to suffer and the price of our ADSs to decline.

The contractual arrangements related to critical aspects of our operations with our PRC operating companies and their respective shareholders may not be as effective in providing operational control as direct ownership.
We rely on contractual arrangements with our PRC operating companies and their respective shareholders to operate our business. These contractual arrangements may not be as effective as direct ownership in providing us control over our PRC operating companies. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of our PRC operating companies, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if our PRC operating companies or their respective shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective.
Pursuant to equity pledge agreements, the shareholders of our PRC operating companies have pledged their ordinary shares in our PRC operating companies to several of our PRC subsidiaries. According to the PRC Property Rights Law, which became effective October 1, 2007, a pledge is created only when such pledge is registered with the relevant Administration for Industry and Commerce office. We have registered the equity pledges of the shareholders of Shanda Networking, Shanghai Shulong and Hongwen with the relevant Administration for Industry and Commerce. Hurray! is in the process of registering the equity pledges of the Hurray! VIEs with the relevant Administration for Industry and Commerce. However, all of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may be unable to exert effective control over our PRC operating companies, and our ability to conduct our business may be materially and adversely affected.
Shareholders of our PRC operating companies may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.
We conduct substantially all of our operations, and generate substantially all of our revenues, through our PRC operating companies. Our control over these entities is based upon the VIE agreements which are contractual arrangements with our PRC operating companies and their respective shareholders that provide us with the substantial ability to control our PRC operating companies. These shareholders may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.
For example, the two shareholders of Shanda Networking, Tianqiao Chen and Danian Chen, are also our controlling shareholders. As a result, they may be able to cause the contractual arrangements they have entered into with us to be amended in a manner to maximize their interest, economically or otherwise, even if such amendment is contrary to the interest of our company and our other shareholders. Although our audit committee charter requires the approval of our audit committee, which is comprised of our independent directors, to make any amendment to these agreements, we cannot assure you that such mechanism will be effective in preventing such amendment. Furthermore, the shareholders of our PRC operating companies may decide to breach their contracts with us if they believe such action furthers their own interest, or if they otherwise act in bad faith. In particular, the two shareholders of Shanghai Shulong, Dongxu Wang and Yingfeng Zhang and the two shareholders of Hongwen, Dongxu Wang and Mingfeng Chen are our employees. They are not our directors or principal shareholders. Therefore, they do not owe any fiduciary duty to our company and given that their economic stake in us is relatively small compared to their ownership interest in Shanghai Shulong and Hongwen, they may take actions that adversely affect us. If the shareholders of our PRC operating companies breach their contracts with us or otherwise have disputes with us, we may have to initiate legal proceedings, which involves significant uncertainty. Such disputes and proceedings may significantly disrupt our business operations, adversely affect our ability to control our PRC operating companies, and we cannot assure you that the outcome of such disputes and proceedings will be in our favor.

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
Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries and our PRC operating companies, which could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese affiliated entity to another in a timely manner.
We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC operating companies. We rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, including the funds necessary to allow us to pay dividends on the shares underlying our ADSs and the funds necessary to service any debt we may incur, or financing we may need for operations other than through our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries’ ability to pay dividends or make other distributions to the intermediate holding company and thus to us. We generate substantially all of our revenues through contractual arrangements with our PRC operating companies. However, PRC governmental authorities may require us to amend these contractual arrangements in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to us. Furthermore, PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and our PRC operating companies are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB2,550.0 million (US$373.6 million), or 22.1%, of our total consolidated net assets as of December 31, 2009. Any limitation on the ability of our PRC subsidiaries and our PRC operating companies to transfer funds to us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.
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
In October 2005, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which states that if PRC residents use assets or ordinary shares in their PRC entities as capital contributions to establish offshore companies or inject assets or ordinary shares of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, their failure to comply with the registration procedures set forth in such regulation may result in fines or sanctions imposed by the PRC government including restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity.
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
The laws and regulations governing the online entertainment industry in China are developing and subject to future changes. If we or any of our PRC operating companies fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.
The online entertainment industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, the MIIT, the State Administration of Industry and Commerce, or the SAIC, the Ministry of Culture, or the MOC, the General Administration of Press and Publication, or the GAPP, the State Administration of Radio, Film and Television, or the SARFT, and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the Internet and the online entertainment industry.
Our PRC operating companies are required to obtain applicable permits or approvals from different regulatory authorities in order to provide their services. For example, an Internet content provider, or ICP, must obtain a value-added telecommunications business operation license, or ICP license, from the MIIT or its local offices in order to engage in any commercial operations online within China. An online game operator must also obtain an Internet culture operation license from the MOC, an Internet publishing license from the GAPP in order to distribute games through the Internet and approval from the MIIT to provide online bulletin board services. Shanghai Shulong currently holds an ICP license as well as the Internet culture operation license. Chengdu Aurora currently holds a regional ICP license as well as an Internet culture operation license. Shanghai Shulong currently does not hold an Internet publishing license and publishes its online games through cooperation with Shanda Networking, which holds such a license. In addition, Shanghai Shulong and Chengdu Aurora are in the process of applying for approval to provide online bulletin board services. If any of our PRC operating companies fails to obtain or maintain any of the required permits or approvals or if our practice is later challenged by government authorities, they may also be subject to various penalties, including fines and the discontinuation of or restriction on our operations. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.

As the online entertainment industry is at an early stage of development in China, new laws and regulations may be adopted in the future to address new issues that arise from time to time. For example, in December 2009, the Also, different regulatory authorities may have different views regarding the licensing requirements for the operation of online entertainment and related businesses. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online entertainment industry and related businesses. While we believe that we comply with all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.
If we are required to comply with or are found to violate any laws or regulations governing virtual currency, pre-paid card issuance and usage, online payment or money laundering, we may have to obtain additional licenses or approvals, be forced to change our current business practice, or be subject to certain penalties.
On April 16, 2009, the People’s Bank of China, or PBOC, issued a notice regarding the payment and clearance business carried out by non-financial institutions, or the PBOC Notice. The PBOC Notice required non-financial institutions which engage in payment and clearance business to register with PBOC before July 31, 2009.
Because certain services currently provided by Shanda Online may be subject to the requirements of the PBOC Notice, Shengfutong, the wholly-owned subsidiary of Shanda Online has registered with PBOC. However, if PBOC requires Shanda Online to obtain additional licenses or approvals for its services, there is no guarantee that Shanda Online will be able to obtain such licenses or approvals. For example, in December 2009, the PBOC announced plans to require online payment service businesses to hold a license to operate its business. We cannot assure you that, if required, Shanda Online will be able to obtain such a license. In the event that Shanda Online fails to obtain any or all of the licenses or approvals required by PBOC, our business and financial condition, operations results and business prospects may be materially and adversely affected.
On June 4, 2009, the MOC and the Ministry of Commerce, or the MOFCOM, jointly issued a notice regarding strengthening online game virtual currency administration, or the Virtual Currency Notice. The Virtual Currency Notice requires enterprises which issue online game virtual currency (in the form of pre-paid card, pre-payment or pre-paid card point) or provide online game virtual currency transaction services, to apply for approval from the MOC through its provincial branches within 3 months following the date of the Virtual Currency Notice. Any enterprises which fail to submit the application will be subject to sanctions. In addition, the Virtual Currency Notice regulates, among other items, the amount of virtual currency an enterprise can issue, the retention period of user record, the function of virtual currency, and the return of unused virtual currency upon termination of online services. The Virtual Currency Notice prohibits enterprises, which provide online game virtual currency transaction services, from providing transaction services to players under the age of 18. It also prohibits online game operators from awarding in-game items or virtual currency to players based on random selection through lucky draws, wagers or lotteries.
Shanghai Shulong and Chengdu Aurora have applied for and obtained the above mentioned approval for its online game virtual currency related businesses. If our current or future operations are found to violate the Virtual Currency Notice or any other related regulations, our business and financial condition, operation results and business prospects may be materially and adversely affected.
Negative publicity in China has resulted in additional government regulations directed at online entertainment.
The media in China has reported incidents of violent crimes allegedly provoked by, or committed in connection with, online entertainment, especially online games. In addition, there have been widespread negative media reports that focus on how online games are addictive and how excessive game playing could distract students and interfere with their education. Certain non-governmental organizations may also organize protests or publicity campaigns against online game companies in order to protect youth from the risk of becoming addicted to certain online games. The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to such games, particularly by minors. In 2007, eight PRC government authorities, including the GAPP, the Ministry of Education and the MIIT, jointly issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue compliance system” in an effort to curb addiction to online games by minors. Under the anti-fatigue compliance system, three hours or less of continuous play is defined to be “healthy”, three to five hours is defined to be “fatiguing”, and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. It is unclear whether these restrictions would be expanded to apply to adult game players in the future. More stringent government regulations, including stricter anti-fatigue rules, could discourage game players from playing Shanda Games’s games, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the PRC State Administration of Taxation recently announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. However, it is currently unclear how the tax will be collected or if there will be any effect on Shanda Games’s game players or our business.
Furthermore, similar adverse public reaction may arise, and similar government policies may be adopted, in other jurisdictions where Shanda Games licenses out its online games, which could materially and adversely affect its overseas licensing revenues.
Shanda Games may be required to reapply for approvals for imported online game products.
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
On September 28, 2009, the GAPP, together with two other government authorities, issued a circular (Xin Chu Lian [2009] No. 13) which contains a similar provision to the MOC circular mentioned above. The GAPP circular also requires that, in the event of a change of the operator of an imported online game, the new operator must apply to the GAPP for a new approval for the same game, and the operation of the online game should be suspended until the GAPP approves the change in operator.
Shanda Games currently operates substantially all of its imported online games under import approvals granted by the MOC to Shanda Networking. Under the above mentioned circulars, Shanda Games may be required to reapply to the GAPP and MOC for approvals for imported online games granted to any of its affiliates. Shanda Games is committed to complying with the requirements of this circular. However, we cannot assure you that Shanda Games will succeed in obtaining all the approvals as required by this circular in time or at all. If Shanda Games fails to comply with the requirements of this circular or fail to obtain all the approvals for its imported online games, it may be subject to fines, revocation of its operating licenses, the discontinuation or restrictions on its operations and other sanctions that may be imposed by the GAPP and the MOC. As a result, our business, financial condition and results of operations could be materially and adversely affected.
The PRC government has tightened its regulation of Internet cafes, which are currently one of the primary venues for Shanda Games’s users to play online games.
Internet cafes are one of the primary places where Shanda Games’s games are played. In March 2001, the PRC government began tightening its regulation and supervision of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. The PRC government has also imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. In February 2004, the government agencies in charge of Internet cafe licensing jointly issued a notice suspending the issuance of new Internet cafe licenses for a period of six months. In February 2007, 14 PRC government departments jointly issued a circular to strengthen the regulation of Internet cafes and online games. According to the circular, local authorities were banned from issuing new Internet cafe licenses for the remainder of 2007. Since this ban was imposed in 2007, to our knowledge, local authorities have not issued new Internet cafe licenses and it is unclear when local authorities will be permitted to issue new licenses again. In March 2010, the Ministry of Culture issued a circular to increase the punishment on Internet cafes which allow minors to enter and use Internet in their cafes. According to this circular, among other things, the authorities may revoke an Internet Cafe’s Internet culture operation license if that Internet cafe allows three or more minors to enter and use Internet in its cafe at one time. Governmental authorities may from time to time impose stricter requirements, such as the customers’ age limit and hours of operation, among others, as a result of the occurrence and perception of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafes. Since a substantial portion of our users play our games in Internet cafes, any reduction in the number, or slowdown in the growth, of Internet cafes in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues and expand our game player base, thereby adversely affecting our results of operations and growth prospects.

The PRC government may prevent us from distributing, and we may be subject to liability for, content deemed to be inappropriate.
China has enacted laws and regulations governing Internet access and the distribution of news, information, published works or other content, as well as products and services, through the Internet. In the past, the PRC government has stopped the distribution of information through the Internet that it believes violates PRC law. The MIIT, the GAPP and the MOC have promulgated regulations that prohibit games from being distributed through the Internet if the games contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise state security or secrets. In addition, certain PRC social organizations have recently discussed the possibility of implementing a rating system for online entertainment. The effect that such a system could have on our business is unclear.
If any content we offer were deemed to violate any such content restrictions, we would not obtain the GAPP approval, may not be able to continue such offerings and could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of our license for operating such online entertainment content, which would materially and adversely affect our business, financial condition and results of operations.
We may also be subject to potential liability for unlawful actions of our users or for content we distribute that is deemed inappropriate. Furthermore, we may be required to delete content that violates the laws of the PRC and report content that we suspect may violate PRC law. It may be difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our online entertainment content or other services in China.
In February 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling. In order to clamp down on online games that involve gambling and online betting as well as address concerns that “virtual currency” might be used for money laundering or illicit trade, the circular (i) requires that online entertainment operators shall not charge commissions that employ “virtual currency” or other means in relation to winning or losing of games; (ii) requires online entertainment operators to set up quantity limits in guessing and betting games by using virtual currency; (iii) bans the exchange of “virtual currency” into real currencies or properties; and (iv) bans the provision of services for virtual currency transfer among game players. In February 2007, 14 PRC regulatory authorities jointly promulgated a circular with regard to further strengthening management of Internet cafes and online entertainment, according to which “virtual currency” shall be strictly regulated by the PBOC, and in particular: (i) the aggregate amount of “virtual currency” issued by online entertainment operators and the amount of “virtual currency” purchased by each individual online game player shall be restricted; (ii) “virtual currency” issued by online entertainment operators can only be used for purchasing virtual products and services provided by the online entertainment operators and shall not be used for purchasing tangible or physical products; (iii) the price for converting “virtual currency” back into the official currency by consumers shall not exceed the respective original purchase price; and (iv) trading of “virtual currency” is banned. We believe our online entertainment operations are in compliance with the provisions of these two circulars in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of these two circulars, and we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. If the PRC regulatory authorities deem our online operations to be in violation of either of these two circulars, the PBOC may confiscate the revenues generated through these illegal activities and/or impose fines on us in accordance with the Law of the PBOC and our business will be materially and adversely affected. It is unclear whether we will be subject to other penalties under current PRC laws.

Currently there are no laws or regulations in the PRC specifically governing virtual asset property rights and therefore, it is not clear what liabilities, if any, online entertainment businesses may have for virtual assets.
Our online entertainment offerings may allow users to acquire virtual assets, for which there are no governing laws or regulations in China. For example, in the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our users’ game characters, are acquired and accumulated. Such virtual assets can be important to online game players and in some cases are exchanged between players for monetary value. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service or by a network crash. Currently, there are no PRC laws or regulations specifically governing virtual asset property rights. As a result, it is unclear who is the legal owner of virtual assets and whether and how the ownership of virtual assets is protected by law. In case of a loss of virtual assets, we may be sued by our online users and may be held liable for damages, which may negatively affect our business, financial condition and results of operations. Shanda Games has been involved in a number of lawsuits related to its in-game items in its online games, most of which have been settled and some of which are ongoing.
In addition, it is unclear under PRC law whether an operator of online games such as Shanda Games would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments by PRC courts regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required online game operators to return such lost virtual items or be liable for the loss and damage incurred therefrom.
Due to our leading position in several Internet-related industries, we may be subject to claims under the Anti-Monopoly Law.
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
The AML prohibits Monopolistic Acts, including “monopoly agreements,” abuse of a dominant market position, and certain “concentrations”, which result or could result in the elimination or restriction of competition. The law also provides that the State Council will establish an Anti-Monopoly Commission with authority to make competition policy, publish guidelines, and lead and coordinate anti-monopoly enforcement work.
As of the date of this annual report, there have been only a limited number of enforcement actions and claims raised under the AML. It remains to be seen how the AML will be implemented in practice and what it will mean for us and other companies in China. Nevertheless, given the leading position several of our businesses have in the Chinese online entertainment markets, it is possible that some of our competitors and/or our users may seek to take advantage of the AML to make claims against us, which may have an adverse impact on our business, operation and financial conditions.
The PRC government may unintentionally restrict access to our online entertainment content.
The MIIT issued a Circular regarding the Pre-installment of Green Web Filter Software on Computers on May 19, 2009. According to this circular, starting from July 1, 2009, all computers sold in China are required to be installed with government-designated software to block “unhealthy words or pictures.” However, according to certain media reports, testing by experts suggest that the software, called Green Dam — Youth Escort, may be used to censor other websites deemed inappropriate by the government, disable programs when people input sensitive words, monitor personal communications and track where people surf on the Internet. On August 13, 2009, the minister of the MIIT announced that the Chinese government will not require all computers sold in China to be installed with the filter software, only computers used in schools, Internet cafes and other public places will be required to be installed with the filter software in order to prevent young people from being harmed by unhealthy online content.

It is unclear how and to what extent it may be implemented by the MIIT. Although this circular is not intended to block access to online games, if it is strictly implemented, it could potentially discourage or restrict the use of the Internet by users of our online entertainment content, and consequently have an adverse impact on our business, operation and financial conditions.
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
A severe and prolonged global economic recession and the corresponding slowdown in the Chinese economy could affect our business.
The effect of the recent global financial crisis has persisted, with most of the world’s major economies remaining in recession in 2010. While there has been improvement in some areas, it is still unclear whether the recovery is sustainable. There are uncertainties over the impact of the proposed Euro 110 billion bailout of Greece by the European Union and the International Monetary Fund and the impact this may have on the global economy. There is also considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including China’s. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, the global housing and mortgage markets and the European debt crisis have contributed to increased market volatility and diminished expectations for economic growth around the world. The grim economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels. The Chinese economy also faces challenges. The stimulus plans and other measures implemented by the Chinese government may not avert an economic downturn amid a severe and prolonged global economic recession. Any prolonged slowdown in the Chinese economy may have a negative impact on our business, operating results and financial condition in a number of ways. For example, our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

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
Most of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account”, which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account”, which includes foreign direct investment and loans.
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
Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE, and if we finance our PRC subsidiaries by means of capital contributions, those capital contributions must be approved by the MOFCOM. Our ability to use the U.S. dollar proceeds of the sale of our equity or debt to finance our business activities conducted through our PRC subsidiaries will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our PRC operating companies’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all.
Fluctuations in exchange rates could result in foreign currency exchange losses.
Most of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in U.S. dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a more than 21% appreciation of the Renminbi against the U.S. dollar as of March 31, 2010. While the international reaction to the

Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. On the other hand, as most of our revenues are denominated in Renminbi, any potential future devaluation of the Renminbi against U.S. dollars could negatively impact our results of operations. Moreover, we have material monetary assets and liabilities denominated in U.S. dollars, which mainly consist of our bank deposits and the convertible notes. The fluctuation of foreign exchange rate affects the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, an appreciation of the Renminbi against U.S. dollars results in a foreign exchange loss for monetary assets denominated in U.S. dollars, and a foreign exchange gain for monetary liabilities denominated in U.S. dollars. On the contrary, a devaluation of the Renminbi against U.S. dollars results in a foreign exchange gain for monetary assets denominated in U.S. dollars, and a foreign exchange loss for monetary liabilities denominated in U.S. dollars. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge all or part of our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars. Conversely, an increase in the value of the Renminbi could increase our reported earnings in U.S. dollar terms without a fundamental change in our business or operating performance.
Since our revenues are primarily denominated in Renminbi, our valuation could be materially and adversely affected by the devaluation of the Renminbi if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.
Inflation in China and measures to contain inflation could negatively affect our profitability and growth.
While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products and services rise at a rate that is insufficient to compensate for the rise in our costs, our business may be materially and adversely affected. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets, and restrictions on state bank lending. Such austerity measures can lead to a slowing of economic growth. A slowdown in the PRC economy could also materially and adversely affect our business and prospects.
We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.
Our business could be adversely affected by natural disasters, avian influenza, or avian flu, SARS, H1N1 influenza, or H1N1 flu (also known as swine flu), or other epidemics or outbreaks. On April 14, 2010, China experienced an earthquake with a reported magnitude of 6.9 on the Richter scale in Qinghai Province, resulting in the death of over 2,000 people and on May 12, 2008, China experienced an earthquake with a reported magnitude of 8.0 on the Richter scale in Sichuan Province, resulting in the death of tens of thousands of people. As a result of the 2010 and 2008 earthquakes, we observed a one- and three-day period, respectively, of national mourning for the victims, during which several of our businesses suspended online activities, in accordance with a public notice issued by the PRC government. There have been recent reports of outbreaks of a highly pathogenic avian flu caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. Since April 2009, there have been reports on the occurrences of H1N1 flu in Mexico, the United States, China and certain other countries and regions around the world. An outbreak of avian flu or H1N1 flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 that affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries and regions, would also have similar adverse effects. These natural disasters, outbreaks of contagious diseases, and other adverse public health developments in China could severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future natural disasters or outbreak of avian flu, H1N1 flu, SARS or any other epidemic.

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
As of December 31, 2009, Premium Lead Company Limited, or Premium Lead, whose beneficial owner is Tianqiao Chen, our chairman and chief executive officer, owned approximately 44.5% of our outstanding ordinary shares. Accordingly, Premium Lead has and is expected to maintain significant control over the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.
If Premium Lead, which holds approximately 44.5% of our ordinary shares as of December 31, 2009, or any other major shareholder chooses to dispose of a material portion of the ordinary shares that it holds, the prevailing market price for our securities may decline.
On September 19, 2007, Skyline Media Limited, or Skyline Media, sold 9,131,878 of our ordinary shares pursuant to Rule 144 under the Securities Act of 1933. On the day of this sale, the market price for our ordinary shares decreased by approximately 6.8%. If Premium Lead, to whom Skyline Media transferred 60,000,000 of our ordinary shares on December 27, 2007 and whose beneficial owner is Tianqiao Chen, our chairman and chief executive officer, or any other major shareholder, chooses to sell a material portion of the ordinary shares that it holds, or indicates its intention to do so, the prevailing market price for our securities may decline.
The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering in May 2004, the sale prices of our ADSs on the NASDAQ Global Select Market ranged from US$10.58 to US$63.66 per ADS and the last reported sale price on May 14, 2010 was US$43.50.
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
The price of our ADSs also could be affected by possible sales of our ordinary shares or ADSs by investors who view our 2% convertible senior notes due 2011, or the convertible notes, as a more attractive means of equity participation in our company and by hedging or arbitrage activity involving our ordinary shares and ADSs that we believe has developed as a result of the issuance of the convertible notes.
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
Provisions of the convertible notes could discourage an acquisition of us by a third-party.
Certain provisions of the convertible notes could make it more difficult or more expensive for a third-party to acquire us. Upon the occurrence of certain transactions constituting a “fundamental change”, holders of the convertible notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. We may also be required to issue additional shares upon conversion or provide for conversion into the acquirer’s capital stock in the event of certain fundamental changes.

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
Anti-takeover provisions in our organizational documents may discourage our acquisition by a third-party, which could limit your opportunity to sell your shares at a premium.
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
Pursuant to the New EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See “— Risks Relating to Our Business—There are significant uncertainties under the New EIT Law relating to our PRC enterprise income tax liabilities.” If we are so treated by the PRC tax authorities, we would be obligated to withhold PRC income tax on payments of dividends on our shares and/or ADSs to investors that are non-resident enterprises of the PRC, because the dividends payable on our ordinary shares and/or ADSs would be regarded as being derived from sources within the PRC. The withholding tax rate depends on the provisions of the bilateral tax treaty, if any, between the PRC and the jurisdiction where the non-resident enterprise is incorporated. For example, for non-resident enterprises located in Hong Kong which own more than 25% of the shares or equity interest in a domestic PRC company, the rate is 5%, and for non-resident enterprises located in United States, the rate would be 10%. If the jurisdiction where the non-resident enterprise is incorporated does not have a bilateral tax treaty with the PRC, such as the Cayman Islands, a uniform rate of 10% will apply. In addition, any gain realized by any investors who are non-resident enterprises of the PRC from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within the PRC and be subject to a 10% PRC withholding tax. Moreover, under the PRC Individual Income Tax Law, or IITL, non-resident individual investors are required to pay PRC individual income tax on interests or dividends payable to the investors or any capital gains realized from the transfer of our ordinary shares and/or ADSs if such gains are deemed income derived from sources within the PRC. A non-resident individual refers to an individual who has no domicile in China and does not stay within the territory of PRC or who has no domicile in PRC and has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be the balance of the total income obtained from the transfer of our ordinary shares and/or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered as a PRC resident enterprise and dividends we pay with respect to our ordinary shares and/or ADSs and the gains realized from the transfer of our ordinary shares and/or ADSs are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such gains earned by non-resident individuals may also be subject to PRC withholding tax. The foregoing PRC withholding tax would reduce your investment return on our ordinary shares and/or ADSs and may also materially and adversely affect the price of our ordinary shares and/or ADSs.
You may be subject to limitations on transfer of your ADSs.
Your ADSs represented by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer, or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
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

Item 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Our business was founded in December 1999 when Tianqiao Chen and Danian Chen established Shanda Networking to develop and operate “stame.com”, an online virtual community. At an early stage, we identified online games as an attractive media content segment with high growth potential and strong user interaction, and commercially launched Mir II, our first MMORPG in November 2001. In November 2003, we incorporated Shanda Interactive Entertainment Limited in the Cayman Islands. We completed our initial public offering of ADRs on the NASDAQ Global Market in May 2004. As a result of our financial performance, among other factors, we are currently listed on the NASDAQ Global Select Market.
Today, we are one of China’s leading interactive entertainment media companies. We offer a diversified entertainment content portfolio including, among other things, MMORPGs, advanced casual games and flash games without user-end software through Shanda Games and its subsidiaries, online (Internet and WVAS) and offline literature publication through Shanda Literature and its subsidiaries, online chess and board games platform through Bianfeng and its subsidiaries, an e-sports game platform through Haofang and WVAS, music and online video through Hurray! and its subsidiaries. We are expanding our content offerings into TV series and movies through a newly established joint venture with Hunan TV.
We offer an integrated service platform through Shanda Online, hosting a broad array of online entertainment content offered by ourselves or third-party content providers. Our integrated service platform offers a turnkey solution to distribute online entertainment content to our large and diversified user base.
The following information describes certain major developments in our history up to March 31, 2010.
•	In July 2004, we acquired Hangzhou Bianfeng Networking Co., Ltd., or Hangzhou Bianfeng, which operates an online chess and board games platform;
•	In September 2004, we acquired Shanghai Xuanting Entertainment Information Technology Co., Ltd., or Qidian, which operates Qidian.com, an original online literature platform;
•	In May 2005, we acquired Shanghai Haofang Online Information Technology Co. Ltd., or Haofang, which operates a leading e-sports game platform in China;
•	In November 2005, we acquired Wenzhou Chuangjia Technology Co., Ltd., or Gametea, which operates an online chess and board games platform in China;
•	In August 2007, we acquired 50% of the equity interest in Jinjiang Literature City, or Jinjiang, which operates Jjwxc.net, an original online literature platform;
•	In April 2008, we acquired 60% of the equity interest in Hongxiu.com, or Hongxiu, which operates an original online literature platform of the same name;
•	In 2008, we commenced a reorganization. Specifically, we reorganized certain of our content businesses into Shanda Games, which develops, sources and manages intellectual property rights related to MMORPGs and advanced casual games; Shanda Literature, which operates online literature platforms; and other online content businesses. In addition, we established Shanda Online, which owns and operates an integrated service platform.
•	In September 2008, we issued US$175 million in aggregate principal amount of 2.0% senior convertible notes due 2011 (the “Convertible Notes”) pursuant to Rule 144A under the Securities Act. All of the proceeds from the issuance of the Convertible Notes were used to repurchase our ADSs pursuant to an accelerated share repurchase program which we completed in March 2009. For more information on our accelerated share repurchase program, see Item 16E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and Item 3 “Risk Factors”.

•	In 2009, we established the Institute for Innovation and Technology, or IIT, to conduct research on and develop new technology, products and services.
•	In July 2009, we closed the tender offer of 52.6% of the outstanding shares of Hurray! Holding, Co., Ltd., or Hurray! (NASDAQ: HRAY), whose businesses include artist development, music production and offline distribution in China and distribution of music and music-related products such as ringtones, ring-back tones, and truetones, to mobile users in China through a wide range of WVAS platforms over mobile networks and through the Internet. We subsequently purchased a certain number of Hurray! shares from certain existing shareholders and through open market transactions. As of March 31, 2010, we held approximately 42.0% of Hurray!’s total outstanding shares calculated on a fully-diluted basis due to the dilution caused by the issuance of shares by Hurray! in connection with its acquisition of Ku6 in January 2010.
•	On September 30, 2009, Shanda Games completed its initial public offering of its ADSs on the NASDAQ Global Select Market.
•	In November 2009, we and Hunan TV established a joint venture, which plans to produce and distribute movies and television series, as well as engage in other related businesses such as agency services.
•	In January 2010, Hurray! acquired Ku6, a leading online video portal in China. Ku6 is currently a wholly-owned subsidiary of Hurray! and has retained its brand name.
•	In January 2010, Shanda Games acquired Goldcool, a Shanghai based online game developer and operator.
•	In January 2010, Shanda Games acquired Mochi Media, a leading platform for distributing and monetizing browser-based games worldwide.
Our principal executive offices are located at 208 Juli Road, Pudong New Area, Shanghai 201203, China. Our telephone number is (86-21) 5050-4740. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
B. BUSINESS OVERVIEW
We are one of China’s leading interactive entertainment media companies, offering a broad array of entertainment content to a large and diversified user base and an integrated service platform. Our business lines include:
•	Shanda Games. Shanda Games offers MMORPGs and advanced casual games. Shanda Games also offers flash games without user-end software through recently acquired Mochi Media.

•	Shanda Literature. Shanda Literature provides literature and other publications offered through websites, wireless distribution and offline publications to a diversified user base. Shanda Literature also franchises the copyrights of its literature works to online game companies, television producers, movie studios and traditional offline book publishers, etc.
•	Bianfeng. Bianfeng and its subsidiaries operate online chess and board games platforms.
•	Haofang. Haofang operates an e-sports game platform.
•	Hurray!. Hurray! provides a wide range of WVAS to mobile users in China, including music, games, ringtones, pictures and animation, community, and other media and entertainment services. It is also engaged in artist development, music production and offline distribution in China and Taiwan through several affiliates. Hurray! has expanded its business into online video portal market after its acquisition of Ku6 in January 2010.
•	Shanda Online. Shanda Online operates an integrated service platform which provides distribution, payment, customer service, and other e-commerce services for online entertainment content.
Shanda Games
Shanda Games, our majority-owned subsidiary, is one of China’s leading online game companies in terms of revenues and the size and diversity of its game portfolio. Through its extensive experience in the online game industry in China, Shanda Games has created a scalable approach to develop, source and manage intellectual property rights relating to MMORPGs and advanced casual games. Shanda Games uses multiple channels, including through in-house development, licensing, investment and acquisition, co-development and co-operation, to build a large and diversified game portfolio and pipeline of various genres. Shanda Games operates a nationwide, secure network to host hundreds of thousands of users playing simultaneously, and monitors and adjusts the game environment to optimize its game players’ experience.
As of March 31, 2010, Shanda Games operated 26 MMORPGs and eight advanced casual games. Each MMORPG creates an evolving virtual world within which game players can play and interact with one another simultaneously over the Internet. Because MMORPGs require a significant amount of players’ time and commitment to develop the skills and character attributes required to progress to the next level, MMORPGs tend to develop high game player loyalty. Two MMORPGs, Mir II and Woool, generate the majority of Shanda Games’s revenues.
Advanced casual games are generally less time-consuming and require less focus and attention than MMORPGs but possess certain elements of MMORPGs such as a story line, elaborate graphics, availability of virtual items and frequent interaction among game players. Advanced casual games are an important component of Shanda Games’s overall growth strategy as such games generally attract a broader range of demographic groups, as well as more home users, than MMORPGs.
In January 2010, Shanda Games acquired Mochi Media, a leading platform for distributing and monetary browser-based games worldwide. Shanda Games offers flash games without user-end software through Mochi Media.

The following table sets forth certain information relating to the MMORPGs that Shanda Games operated as of March 31, 2010.

Visual
Game	Genre	Dimensions	Game Source	Launch Date
Mir II	Martial arts adventure	2D	License(1)	November 2001
Woool	Martial arts adventure	2D	In-house	October 2003
The Sign	Martial arts adventure	3D	In-house	May 2004
The Age	Martial arts adventure	2D	In-house	June 2004
Magical Land	Fantasy	2D	In-house	July 2005
R.O.	Fantasy	2D	License	September 2005
Archlord	Fantasy	3D	License	July 2006
Latale	Side-scrolling combat	2D	In-house	April 2007
Fengyun Online	Martial arts adventure	3D	Acquisition	July 2007
World Hegemony	Strategy web game	2D	In-house	November 2007
Might & Hero	Strategy web game	2D	Investment	May 2008
Lineage	Fantasy	2D	License	June 2008
Lineage II	Fantasy	3D	License	June 2008
Tales of Dragons	Fantasy	2D	In-house	July 2008
A Thousand Years III	Martial arts adventure	2D	In-house	November 2008
AION	Fantasy	3D	License	April 2009
JX Online World	Martial arts adventure	2D	Co-operation	June 2009
Ghost Fighter Online	Side-scrolling action	3D	Investment	August 2009
Luvinia Online	Fantasy	3D	Acquisition	August 2009
ZU Online	Martial arts adventure	3D	Investment	August 2009
Yuyan Online	Martial arts adventure	2.5D(2)	Co-operation	September 2009
TS2 Online	Turn-based	2D	License	December 2009
Hades Realm	Martial arts adventure	2D	Acquisition	January 2010
Zodiac Tales	Turn-based	2D	Acquisition	January 2010
Dukes and Lords	Martial arts adventure	2D	Acquisition	January 2010
Woool of Heroes	Martial arts adventure	2D	In-house	March 2010

(1)	Shanda Games licenses Mir II from Actoz, which is its majority-owned subsidiary. While Actoz controls the licensing of Mir II in China, Shanda Games continues to classify Mir II as a licensed game because Actoz shares a portion of the ongoing licensing fees it collects with a third-party that co-owns the intellectual property rights relating to Mir II.

(2)	2.5D refers to a game with 3D-rendered characters but a 2D game environment.
Advanced Casual Games
The following table sets forth certain information relating to the advanced casual games that Shanda Games operated as of March 31, 2010.

Visual
Game	Genre	Dimensions	Game Source	Launch
BNB	Battle	2D	License	August 2003
GetAmped	Fighting	3D	License	May 2004
Maple Story	Side-scrolling combat	2D	License	August 2004
Shanda Richman	Strategy	3D	In-house	December 2005
Crazy Kart	Racing	3D	In-house	March 2006
Kongfu Kids	Fighting	3D	In-house	June 2007
Tales Runner	Racing	3D	License	July 2007
Dead or Alive Online	Fighting	3D	Co-development	May 2009
Some of Shanda Game’s online games are played on a web browser and typically do not require any user-end software to be installed apart from the web browser. The flash games without user-end software offered by Mochi Media are not included in the above tables.
Shanda Literature
We, through our wholly-owned subsidiary Shanda Literature, provide literature and other publications offered through websites, offline publication and wireless distribution to a diversified user base, and franchise the copyrights of its literature works to online game companies, television producers, movie studios, and traditional offline book publishers, etc.
Shanda Literature, which is one of the few companies in China with the necessary government approval to publish literature through the Internet or through a wireless network, generates its revenues by monetizing the copyrights relating to the literary works it publishes.

In January 2010, Shanda Literature acquired 51% of the outstanding shares of Beijing Joy Media Co., Ltd., or Rongshuxia, which operates rongshuxia.com. To expand its business into offline book publication, Shanda Literature acquired several offline book publishers during 2009 and first quarter of 2010: 95% of the outstanding shares of Tianjing Jushi Wenhua Book Distribution Co., ltd., 51% of the outstanding shares of Tianjing Huawen Tianxia Book Co., Ltd., and 51% of the outstanding shares of Tianjing Zhongzhi Bowen Book Co., Ltd.
Shanda Literature allows its users to access limited portions of most of the literary works on its online literature platforms for free and charges users a subscription fee to access premium content. The literary works published on its online literature platforms are written by online authors, some of whom, depending on the user receptiveness to and the popularity of a particular literary work, have the opportunity to enter into a revenue-sharing agreement with Shanda Literature. Shanda Literature’s online literature platforms include:
•	Qidian.com;
•	Hongxiu.com;
•	Jjwxc.net; and
•	Rongshuxia.com.
As of March 31, 2010, the total aggregate number of characters published has reached over 51 billion.
Shanda Literature also provides offline book publishing service to its authors. Its offline book publishing companies include:
•	Jushiwenhua;
•	Huawentianxia; and
•	Zhongzhibowen.
In addition, Shanda Literature provides access to handset optimized literature works through its wireless platform and cooperation with telecommunications operators. Shanda Literature has also licensed certain intellectual property rights related to some of its literary works to television producers, movie studios, online game developers and traditional offline book publishers, including our affiliated companies and third parties.
Shanda Literature’s platforms have received a number of awards. For example, Qidian received the “2009 Most Valuable Website” by New Weekly magazine, “Best Literature Website Of The Year” in the second China International Copyright Expo” and “Top 10 China Internet Brand” which is issued by Google China.
Bianfeng
We offer online chess and board games, mainly through Bianfeng and its subsidiaries. Online chess and board games include card games, traditional board games, mahjong and simple arcade games, etc.
Haofang
Haofang operates our e-sports games platform, through which a user can connect his or her computer with other users’ computers through the Internet to form a virtual private network, or VPN, to play a personal computer game. Without a VPN service, users of personal computer games would generally be limited to playing with other users that are either at the same personal computer or connected through a local area network.

Hurray!
Hurray! derives most of its revenues from WVAS, which includes 2G services such as short message service, interactive voice response and ring back tone, and 2.5G services such as WAP, MMS, and Java™, each of which is available on the networks of China Mobile, China Unicom and China Telecom.
Hurray! began offering music and artist agency services in late 2008, which services include discovering, developing and representing recording artists and promoting, selling and licensing their works through designated third parties.
Hurray! entered the online video market in January 2010 when it acquired Ku6, one of the leading online video portals in China. Ku6.com hosts professionally-produced and user-generated video content from a network of media partners in China, around Asia and from around the world. Its online video business derives its revenue principally from advertising.
Shanda Online
Shanda Online operates an integrated service platform which provides distribution, payment, customer service, and other e-commerce services for online entertainment content, including, among others, MMORPGs, advanced casual games, light casual games, and online literature. Shanda Online provides such services to our internally developed and operated content as well as third-party content providers.
The service modules of Shanda Online’s platform include a digital content delivery system, a promotion-payment community system and a customer relationship management system. Shanda Online’s platform has also won a number of awards including “Best Call Center” from 2004 through 2009, “China’s Outstanding Customer Service Award”, “Top 10 Service Brands in China” and “Top 10 Most Influential Brands with High Customer Satisfaction.”

As of March 31, 2010, 41 online third-party content developers and operators in China offered or have agreed to offer their content through Shanda Online’s service platform. In addition, 59 content providers have agreed to use Shanda Online’s distribution channels. We believe that these additional content offerings will help attract additional users to Shanda Online’s service platform.
Shanda Online is currently working to enhance and expand its infrastructure and its services, including, among other things, user-related services such as billing, authentication, registration, payment, promotion, customer service, content downloads; customer-related communications and community services, such as email, instant messaging, social networking services; and data mining services.
Competition
Shanda Games competes primarily with other online game developers and operators in China, including Changyou.com Limited, Giant Interactive Group, Inc., Kingsoft Corporation Limited, NetDragon Websoft Inc., NetEase.com, Nineyou International Limited, Perfect World Co., Ltd., Tencent Holdings Limited and The9 Limited. Shanda Games also competes with other private companies in China devoted to game development or operation, many of which are backed by venture capital funds and international competitors. Competition may also come from international game developers and operators. Shanda Games competes primarily on the basis of the quality or features of its online games, its operational infrastructure and expertise, the strength of its product management approach, and the services it offers that enhance our game players’ experience.
We believe that domestic game developers and operators, including Shanda Games, are likely to have a competitive advantage over international competitors entering the China market, as these companies are likely to lack operational infrastructure in China and content localization experience for the market. We cannot assure you, however, that this competitive advantage will continue to exist, particularly if international competitors establish joint ventures or form alliances with or acquire domestic game developers and operators. In addition, Shanda Games also competes for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment.
Shanda Literature competes primarily with other online literature portals as well as traditional publishers who engage in offline publishing and who have begun to develop online literature businesses.
Bianfeng and Haofang compete primarily with other light casual game and e-sports game platforms such as ourgame.com and Tencent’s online chess and board platform.
Hurray! WVAS business competes primarily with other WVAS providers in China, including companies such as KongZhong, Linktone, Sina, Sohu, Tencent., Rock Mobile, A8 and China Mobile.
Hurray’s music and artist agency business faces competition from traditional record companies, including international record companies such as Warner Music, Universal, EMI and Sony BMG; and independent labels based in Hong Kong, Taiwan and China such as Taihe Rye, Rock Music, Ocean Butterfly and Zhushu; and WVAS providers such as Rock Mobile, a subsidiary of Rock Music, and A8, which have recently focused on music-related products and extended upstream to establish their own music production businesses in China.
Ku6 faces significant competition from over 100 other online video sharing sites. Among the independent online video sites, Tudou.com and Youku.com command over half of the online viewership market. Moreover, several large Internet portals in China, such as Sina.com, Sohu.com and Baidu.com have begun to launch their own video businesses. Other advertising media, such as newspapers, yellow pages, magazines, billboards and other forms of outdoor media, television and radio, compete for a share of its customers’ marketing budgets.
Shanda Online competes with different competitors in each of its service areas.

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
While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered a number of domain names including but not limited to www.snda.com, www.sdo.com and www.shandagames.com.
As of March 31, 2010, we owned 145 software copyrights, each of which has been registered with the State Copyright Bureau of the PRC.
As of March 31, 2010, we owned 118 trademarks, each in various classes, each of which has been registered with the China Trademark Office, and had 205 trademark applications, each in various classes, pending with the China Trademark Office. We have also filed applications to register certain trademarks in a number of other jurisdictions, including Germany, Hong Kong, South Korea, the United States, India, Japan, Canada, Singapore, Vietnam and New Zealand.
As of March 31, 2010, we held 35 patents granted by the State Intellectual Property Office of the PRC and we had 131 patent applications pending with the State Intellectual Property Office. In addition, we held patents that have been granted by select jurisdictions outside of China, including the US, Canada, Japan, European Union, South Korea and Singapore.
Regulatory Matters
The online media industry in China operates under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and the various ministries and agencies under its leadership. These ministries and agencies mainly include:
•	the Ministry of Industry and Information Technology, or the MIIT;
•	the Ministry of Culture, or the MOC;
•	the General Administration of Press and Publication, or the GAPP;
•	the State Copyright Bureau, or the SCB;
•	the State Administration of Industry and Commerce, or the SAIC;
•	the State Administration of Radio, Film and Television;
•	the Ministry of Commerce, or the MOFCOM;
•	the State Council Information Office;
•	the Ministry of Public Security; and
•	the Bureau of State Secrecy.

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.
Foreign Ownership Restrictions
PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes operating online games, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for an Internet Culture Business License from the MOC and Internet Publishing License from the GAPP for operating online games in China. In order to comply with foreign ownership restrictions, we operate our business in China through our VIEs, namely the Shulong entities with respect to Shanda Games, the Shanda Networking entities with respect to Shanda Online and the Hongwen entities with respect to Shanda Literature. The ordinary shares in Shanghai Shulong, Shanda Networking and Hongwen are owned by PRC citizens. Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong, Shanda Computer, Shanda Networking and the shareholders of Shanda Networking and Shengting, Hongwen and the shareholders of Hongwen entered into a series of agreements to provide Shengqu, Shanda Computer and Shengting with effective control of Shanghai Shulong, Shanda Networking and Hongwen, respectively. Under PRC law, Shanda Games cannot hold the licenses and approvals necessary to operate its online games because those licenses and approvals can only be held by domestic PRC persons and Shanda Games is not considered to be a domestic PRC person for this purpose.
In July 2009, we acquired a 51% interest in Hurray!. As of March 31, 2010, we owned approximately 42% of Hurray!’s outstanding ordinary shares. Hurray! is a foreign enterprise under PRC law and accordingly is ineligible to apply for a license to operate its WVAS and online video businesses. In order to comply with foreign ownership restrictions, Hurray! operates its WVAS business and online video business in China through the Hurray! entities, which are wholly-owned by shareholders of Hurray! and/or Ku6, and their wholly-owned subsidiaries. According to Hurray!’s management, the Hurray! VIEs hold all of the licenses and approvals that are required to operate their WVAS and online video businesses. Certain of the Hurray! entities have entered into VIE agreements with certain of the Hurray! VIEs and their shareholders. As a result of these contractual arrangements, as of December 31, 2009, we were considered the primary beneficiary of the Hurray! VIEs (except for the Hurray! VIEs associated with the Ku6 business, which Hurray did not acquire until January 2010), and accordingly, we consolidate the results of operations of the Hurray! VIE entities and their respective subsidiaries in our financial statements.
Except as otherwise disclosed in this annual report, we believe that, in all material aspects, (i) the ownership structures of our company, our wholly foreign-owned operating entities, and our PRC operating companies are in compliance with existing PRC laws and regulations, (ii) our contractual arrangements with Shanghai Shulong, Shanda Networking, Hongwen and the Hurray! VIEs and each of their shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect, and (iii) the business operations of our company, our wholly foreign-owned operating entities, and our PRC operating companies, as described in this annual report, are in compliance with existing PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to our view. If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online game industry, we could be subject to severe penalties.
Licenses
There are a number of aspects of our business which require us to obtain licenses from a variety of PRC regulatory authorities.
As ICPs, our PRC operating companies are required to either hold an ICP license or be sublicensed by qualified ICP license holders. Moreover, ICP operators providing ICP services in multiple provinces, autonomous regions and centrally administered municipalities may be required to obtain an inter-regional ICP license. Shanda Networking and Shanghai Shulong have already obtained inter-regional ICP licenses, which both cover short message services, or SMS services. Shanda Networking’s license also covered online bulletin board service. Shanda Networking is in the process of renewing its license to provide online bulletin board services. Nanjing Shulong and Shulong Computer currently conduct ICP businesses by having sublicensing arrangements with Shanghai Shulong, and Nanjing Shanda currently conducts its ICP business by having sublicensing arrangements with Shanda Networking.

Each ICP license holder that engages in the supply and servicing of Internet cultural products, which include online games, must obtain an additional Internet Culture Business License from the MOC and an Internet Publishing License from the GAPP. Shanghai Shulong currently does not have an Internet Publishing License, and publishes its online games through cooperation with Shanda Networking, which holds such license. We believe this is consistent with the current practice in the online game industry in China. Shanghai Shulong is currently in the process of applying for an Internet Publishing License. In addition, the GAPP and the MOC require us to submit for their review and approval any online games we would like to import. If we import games without approval, the GAPP and the MOC may impose penalties on us, including revoking our Internet Culture Business License which is required for the operation of online games in China.
An Internet content provider that offers video and audio content, such as music and movies, is required to obtain a license from the SARFT. Shanda Networking and Ku6 currently hold this a license.
The Ministry of Public Security imposes a license requirement for any company that intends to engage in the development and sale of computer and information system safety guard products. Shanda Networking holds a computer and information system safety guard products sales license issued by the Ministry of Public Security.
Regulation of Telecommunications Services
The telecommunications industry, including the Internet sector, is highly regulated in China. Regulations issued or implemented by the State Council of China, the MIIT and other relevant government authorities cover many aspects of telecommunications network operation, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.
The principal regulations governing the telecommunications and Internet content services we provide in China include:
•	Telecommunications Regulations (2000), or the Telecommunications Regulations. The Telecommunications Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. ICP services are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.
•	Administrative Measures on Internet Information Services (2000), or the Internet Measures. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.
•	Administrative Measures for Telecommunications Business Operating License (2009, revised), or the Telecommunications License Measures. The Telecommunications License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.
•	Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2008, revised), or the FI Telecommunications Regulations. The FI Telecommunications Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Under the FI Telecommunications Regulations, a foreign entity is prohibited from owning more than 50% of the total equity in any value-added telecommunication services business in China. To comply with these restrictions, we have entered into a series of agreements with each of our affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any such affiliated Chinese entities.

•	Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (2006). Under this notice, an operating company holding a value-added telecommunications license (and not its shareholders) must own all related Internet domain names and registered trademarks. In addition, such company’s business site and equipment should comply with its approved licenses, and the company should establish and audit its internal Internet and information security policies and standards and emergency management procedures.
•	Notice Concerning Short Message Services (2004). Under this Notice, telecommunications operators may only cooperate with licensed information service providers for SMS. This Notice sets forth requirements for provision of SMS by information service providers with respect to pricing, content and method of service provision. Certain types of SMS require customers’ explicit confirmation on acceptance of charges before such services can be billed for. This Notice also sets forth a high standard for customer services provided by information service providers and requires the service providers to provide an easy and clear cancellation mechanism for their customers to cancel subscribed services.
•	Notice Concerning the Pricing and Billing of Mobile Information Services (2006). Under this notice, the pricing and billing of WVAS must be accurate, clear and fair. In addition, a WVAS provider cannot charge a customer unless the customer responds to two customer requests, and it must maintain detailed invoices for each customer for more than five months. In turn, the telecommunications operators are required to first deal with customer complaints, requests for refunds and related matters.
•	Notice Concerning the Billing of Telecommunications Services (2007). Under this notice, no telecommunication enterprise may activate any service or function directly connected to their platforms, such as call reminder and voice inbox functions, unless the customer affirmatively consents to subscribing to them. For any free trial service subscribed by the mobile phone user, upon expiration of the free trial period, service providers may not charge the mobile phone user any fee for such service or function until the user re-confirms that it wishes to continue such service or function. When a customer calls the customer support line of a service provider, the service provider is prohibited from charging the customer a fee for such call unless the customer expressly confirms its consent to such charge regardless of whether automated or live support is provided. If automated support is provided, the customer is required to be furnished with pricing and billing information through a free voice notice.
In addition to regulations promulgated at the national level by the Chinese government, several provincial governments have issued provisional regulations requiring SMS service providers to obtain licenses from or register with the Telecommunications Administration Bureau at the provincial level before providing SMS service within the province.
Regulation of Internet Content
The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MIIT, the MOC, the GAPP and the SARFT. These measures specifically prohibit Internet activities which includes the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.
In addition, the PRC government has promulgated regulations that require online game operators to implement anti-addiction measures for users under eighteen years of age. The regulations provide that the anti-addiction system must be formally implemented beginning on July 16, 2007. See Item 3.D. “Risks Relating to Regulation of the Internet and to Our Structure — Additional government regulations resulting from negative publicity in China regarding online games or otherwise may have a material adverse effect on our business, financial condition and results of operations.”

Regulation of Information Security
Internet content in China is also regulated and restricted from a state security standpoint. The Standing Committee of the National People’s Congress, China’s national legislative body, issued a decision in December 2000 according to which any effort to conduct the following actions in China may be subject to criminal punishment in China: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.
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
Import Regulation
Our ability to license online games from abroad and import them into China is regulated in several ways. Shanda Games is required to register with the Ministry of Commerce any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, Shanda Games cannot remit licensing fees out of China to any foreign game licensor. Furthermore, the State Copyright Bureau requires Shanda Games to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, Shanda Games is not allowed to publish or reproduce the imported game software in China. In addition, imported online game software is also required to pass a content examination by the GAPP and the MOC. Any imported online game software, which has not been examined and approved by the GAPP and the MOC, is not allowed to be put into operation in China.
Publishing Regulation
Our publishing activities include both online publishing and offline publishing. In order to engage in the online publishing business, we have obtained a license for online game publishing from the GAPP. We also hold the required government approval to engage in online literature publishing. As we do not hold the license for offline literature publishing, we cooperate with companies that are licensed to conduct such business.
Advertising Regulation
According to PRC laws and regulations, in order to conduct advertising and related business, a company must have an approved business scope that covers such businesses. Currently, we conduct our advertising and related businesses primarily through our subsidiaries, Shanghai Shengyue Advertisement Co., Ltd., Ku6 Information and Tianjin Ku6, each of which is licensed to conduct these businesses.
Intellectual Property Rights
The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. Shanda Games has registered all of its commercially launched in-house developed online games with the State Copyright Bureau.
Regulation on Broadcasting Audio/Video Programs through the Internet
On July 6, 2004, the State Administration of Radio, Film and Television, or the SARFT, promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules. The A/V Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the SARFT, and operate pursuant to the scope as provided in such license. Foreign-invested enterprises are not allowed to engage in the above business.

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Businesses in China. These decisions encourage and support non-state-owned companies to enter certain culture-related businesses in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the Ministry of Culture, the SARFT and the General Administration of Press and Publication to adopt detailed implementation rules according to these decisions.
On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Document 56, which came into effect as of January 31, 2008. Document 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. Shanda Networking has obtained an audio/video program transmission license which is valid from January 2009 to January 2012. Ku6 has obtained an audio/video program transmission license which is valid from June 2008 to June 2011.
Regulation of Music Production
The music industry, including the traditional record companies and the more recent digital music providers, is highly regulated in China. Laws and regulations issued or implemented by the NPC, the State Council of China, the SCB, the MOC, the MIIT and other relevant government authorities cover many aspects of the industry, including entry into the market, scope of permissible business activities, tariff policy and foreign investment.
The principal laws and regulations governing the music business in China include:
•	Certification and Licensing System
The music industry is administered by specific ministries or agencies in China. A set of rules and regulations has been established for nearly every aspect of the traditional music business, from market entry to daily operation. In particular, our distribution of music through traditional physical channels (e.g., retail stores or chain stores) requires a license under the Regulations of the Phonographic Products (2002) and the Measures on Wholesaling, Retailing and Renting of the Phonographic Products (2006), while distribution through digital means (e.g., Internet or wireless means) requires official approval or record-keeping of music and its permissible content transmitted within the PRC by the MOC according to the Opinions on Regulation and Development of Music Transmitted via Network (2006). In addition, the Regulations for the Administration of Commercial Performance (promulgated in 2005, revised in 2008) and its Implementing Provisions (2009) and Measures on the Professional Intermediaries (2004) require professional performers and managers to obtain a license. The public performance of music also requires a license. These regulations are designed to enable the government to monitor the production, reproduction and publication of music, as well as the operations of record companies.
Failure to comply with the foregoing legal requirements could subject our affiliated music companies to civil, administrative and criminal penalties.

•	Regulation of Artist Agency
The artist agency industry is highly regulated in China. Regulations issued or implemented by the State Council of China, the Ministry of Culture and other relevant government authorities cover many aspects of artist agency, including entry into the artist agency industry, the scope of permissible business activities, tariff policy and foreign investment. The Regulations for the Administration of Commercial Performances (2005), as revised in 2008, and its related Implementing Regulations (2009) are the primary governing law related to our artist agency services. These regulations set forth detailed requirements with respect to different aspects of commercial performances including live musical performances. Under the commercial performances regulations, commercial performances require a performance brokerage company to obtain a commercial performance license in order to provide intermediary, agency and brokerage for commercial performances. Foreign companies are prohibited from owning more than 49% of the total equity in such brokerage companies in China. In the event we host commercial performances, we are required to file an application with the culture administrative department at the county level of the place where the performances are hosted. Hurray! Digital Media has been granted a commercial performance license for commercial performances.
Copyright
Under the PRC’s Copyright Law (1990), as revised in 2001 and in 2010, and its related Implementing Regulations (2002), creators of protected works enjoy personal and property rights with respect to publication, identification, alteration, reproduction, distribution, exhibition, performance, transmission, broadcasting and related activities. The term of a copyright is life plus 50 years for individual authors and 50 years for corporations. In consideration of the social benefits and costs of copyrights, China balances copyright protections with limitations that permit certain uses, such as for private study, research, personal entertainment and teaching, without compensation to the author or prior authorization.
To address copyright issues relating to the Internet, the PRC Supreme People’s Court on November 22, 2000 adopted the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, or the Interpretations, which were subsequently amended on December 23, 2003 and November 20, 2006. The Interpretations establish joint liability for ICP operators if they knowingly participate in, assist in or incite infringing activities or fail to remove infringing content from their websites after receiving notice from the rights holder. In addition, any act intended to bypass circumvention technologies designed to protect copyrights constitutes copyright infringement. Upon request, the ICP operators must provide the rights holder with registration information of the alleged violator, provided that such rights holder has produced relevant identification, copyright certificate and evidence of infringement. An ICP operator is exempted from any liabilities as long as it removes the alleged infringing content after receiving the rights holder’s notice accompanied with proper evidence.
To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the SCB and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.
This measure applies to situations where an ICP operator (i) allows another person to post or store any works, recordings, audio or video programs on the websites operated by such ICP operator or (ii) provides links to, or search results for, the works, recordings, audio or video programs posted or transmitted by such person, without editing, revising or selecting the content of such material. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP operator could be subject to administrative penalties, including: cessation of infringement activities; confiscation by the authorities of all income derived from the infringement activities; and payment of a fine of up to three times the unlawful income or, in cases where the amount of unlawful income cannot be determined, a fine of up to RMB100,000. An ICP operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days. Failure to comply with this requirement could result in an administrative warning and a fine of up to RMB30,000.
On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Network, which became effective on July 1, 2006. Under this regulation, an Internet service provider may be exempted from liabilities for providing links to infringing or illegal content if it does not know that such content is infringing other parties’ rights or is illegal. However, if the legitimate owner of the content notifies the Internet service provider and requests removal of the links to the infringing content, the Internet service provider would be deemed to have constructive knowledge upon receipt of such notification but would be exempted from liabilities if it removes or disconnects the links to the infringing content at the request of the legitimate owner. At the request of the alleged violator, the Internet service provider should immediately restore links to content previously disconnected upon receipt of initial non-infringing evidence.

Hurray!’s online video business, Ku6, has adopted measures to mitigate copyright infringement risks. For example, Ku6’s policy is to remove links to web pages if it knows these web pages contain materials that infringe third-party rights or if it is notified by the legitimate copyright holder of the infringement with proper evidence.
Section 2, “Performance,” and Section 3, “Phonogram,” of Chapter IV of the Copyright Law cover major aspects of our business related to both online and offline music distribution. These provisions grant performers and record production companies personal and property rights (neighboring rights), including the right to fair compensation for the use of originals or copies of their works. In addition, authors of lyrics and music composers have separate and independent rights with respect to any particular song. The term of the copyright is 50 years after the first performance or authorized publication.
In addition, arrangements for the compulsory collection of license fees and the allocation of such fees were standardized by two interim provisions in the SCB’s Interim Provisions on Compulsory License of Phonogram (1993). In response to the changes posed by digital media, and in coordination with international treaties and agreements, the NPC took further action by amending the 1990 Copyright Law to specifically protect the online transmission of music (which is part of our music business). The newly added “digital” rights and responsibilities include a notice-and-takedown procedure for Internet service providers and certain anti-circumvention provisions. In combination, the Copyright Law, the Implementing Regulations, several administrative regulations and judicial interpretations constitute a relatively comprehensive legal framework for copyrights in China, although enforcement of such rights remains difficult. The Protection of the Right of Communication through Information Network (July 1, 2006) stipulates that the digital transmission of copyrightable works by Internet or wireless means, including by making them available via interactive on-demand or similar services, is subject to the regulations described above. In addition, the Chinese National Standing Committee voted to enter into the framework of the World Intellectual Property Organization’s World Copyright Treaty and World Performance and Phonogram Treaty in 2006.
The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. We have registered all of our commercially launched in-house-developed online games with the State Copyright Bureau.
Internet Cafe Regulation
Internet cafes are required to obtain a license from the MOC and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafes, many Internet cafes distribute our virtual pre-paid cards. The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafes, which are currently the primary venue for our users to play online games. In February 2004, the SAIC and other related government agencies issued a notice to suspend issuance of new Internet cafe licenses for a six-month period. In January 2007, 14 PRC government departments jointly issued a circular in connection with the strengthening of Internet cafe and online game administration. According to the circular, local authorities were banned from issuing new Internet cafe licenses for the remainder of 2007. In March 2010, the MOC issued a circular to increase the punishment on Internet cafes which allow minors to enter and use the Internet. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our customer base.
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

C. ORGANIZATIONAL STRUCTURE
We are a Cayman Islands-exempted company and we conduct our operations in China primarily through our PRC subsidiaries, which are our indirectly wholly-owned subsidiaries.
We are a Cayman Islands exempted company and we conduct our operations in China primarily through our PRC subsidiaries. We and our PRC subsidiaries are foreign or foreign-invested enterprises under PRC law and accordingly are ineligible to apply for licenses to operate online culture products (including online games, online literature and online video) or to sell online advertising. In order to comply with foreign ownership restrictions, our businesses operate in the following manner:
•	Shanda Games operates its business in China through Shanghai Shulong, which is wholly-owned by Dongxu Wang and Yingfeng Zhang, two shareholders who are PRC citizens, and its wholly-owned subsidiaries.

•	We operate our literature business in China through Hongwen, which is wholly-owned by Dongxu Wang and Mingfeng Chen, two shareholders who are PRC citizens, and its subsidiaries, Qidian, Jinjiang, Hongxiu, Rongshuxia, Jushi and Huawen Tianxia.

•	We operate our integrated service platform through Shanda Networking, which is wholly-owned by Tianqiao Chen, our chairman, chief executive officer and president, and Danian Chen, our chief operating officer, both of whom are PRC citizens, and through Nanjing Shanda, Shengfutong and Yichong which are subsidiaries of Shanda Networking.

•	In July 2009, we acquired a 52.6% interest in Hurray!. As of March 31, 2010, we owned approximately 42% of Hurray!’s outstanding ordinary shares. Hurray! is a foreign enterprise under PRC law and accordingly is ineligible to apply for a license to operate its WVAS and online video businesses. Hurray! operates its WVAS business and online video business in China through the Hurray! VIEs, which are wholly-owned by shareholders of Hurray! and/or Ku6, and their wholly-owned subsidiaries.
We believe that our PRC operating companies hold all of the licenses necessary to run our online entertainment businesses. See “Operating Results — Critical Accounting Policies — Consolidation of Variable Interest Entities” in Item 5A.
Our PRC subsidiaries have entered into a series of VIE Agreements with our PRC operating companies and their shareholders, including contracts relating to options to purchase shares, pledges of shares, provision of exclusive consulting services and other services, entrustment of shares, operation of business and other shareholder rights and corporate governance matters. As a result of these contractual arrangements, we are considered the primary beneficiary of our PRC operating entities, and accordingly we consolidate the results of operations of our PRC operating companies in our financial statements. However, none of us or our PRC subsidiaries owns the equity of our PRC operating companies, and, although we consolidate the results of our PRC operating companies in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations through our contractual arrangements with our PRC subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our PRC operating companies. These contractual agreements may only be amended with the approval of our audit committee or another independent body of our board of directors.
In addition, several of our PRC subsidiaries and our PRC operating companies have entered into operational agreements with our affiliates. For a description of these contractual arrangements, see “Major Shareholders and Related Party Transactions” in Item 7.

The following diagram illustrates our corporate structure as of March 31, 2010.

(1)	Shanda Interactive holds a beneficial ownership interest in a number of subsidiaries, investee companies and variable interest entities, a list of which is set forth below.

Subsidiaries and Investee Companies
The following table sets forth the direct and indirect subsidiaries and investee companies of Shanda Interactive Entertainment Limited as of March 31, 2010.

	Shanda Interactive
	Entertainment’s
	Beneficial Ownership	Jurisdiction of
	Percentage (1)	Incorporation	Business
Grandpro Technology Limited	76.86%	BVI	Investment holding company for equity interests in Grandpro Technology (Shanghai) Co., Ltd., an e-sports game platform operator
Shanghai Haofang Online Information Technology Co., Ltd.	100%	PRC	E-sports game platform operator
Grandpro Technology (Shanghai) Co., Ltd.	100%	PRC	E-sports game platform operator
Hangzhou Bianfeng Networking Co., Ltd.	100%	PRC	Operator of online chess and board game community
Chengdu Jisheng Technology Co., Ltd.	97.62%	PRC	Development and distribution of management software for Internet cafes
Shanda Literature Corporation	100%	Cayman Islands	Investment holding company of Shanda Literature
Shanghai Xuanting Entertainment Information Technology Co., Ltd.	100%	PRC	Operator of qidian.com
Shanghai Shengyue Advertisement Co., Ltd.	100%	PRC	Provider of online advertising services
Beijing Jinjiang Original Network Technology Co., Ltd.	50%	PRC	Operator of jjwxc.net
Beijing Grace Net Information Technology Co., Ltd.	71%	PRC	Operator of hongxiu.com
Beijing Joy Media Co., Ltd.	100%	PRC	Operator of Rongshuxia.com

(1)	For purposes of reporting beneficial ownership, we include interests held by controlled subsidiaries and nominee shareholders.
D. PROPERTY, PLANTS AND EQUIPMENT
Our principal executive offices are located at No. 208 Juli Road, Pudong New Area, Shanghai 201203, P.R.C. We own an aggregate of 25,712.87 square meters of office place in Shanghai, including approximately 9,000 square meters leased to Shanda Games, and 50,723 square meters of land in Shanghai which we plan to use for office space. In March 2010, we successfully bid to acquire a 56,667 square meter plot of land in Shanghai which we plan to develop for use as office space.
As of March 31, 2010, we occupied an aggregate of approximately 14,700 square meters of leased office space in a number of locations in China, excluding Shanda Games and Hurray!. We believe that our existing facilities are adequate for our current requirements.
Shanda Games leases its office space of approximately 9,000 square meters at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, from Shanda Interactive. In addition, Shanda Games occupies an aggregate of approximately 14,000 square meters of leased office space in Beijing, Shenzhen, Chengdu, Hangzhou, Wuhan and various other cities in China and Hong Kong, Singapore and South Korea, including an office space of approximately 6,000 square meters leased by Actoz in South Korea.

Hurray! and certain of its affiliates lease an approximate total of 2,710 square meters of office space at China Railway Construction Tower in Beijing. Hurray! also has branches and representative offices in Beijing, Shandong, Heilongjiang, Guangdong, Zhejiang, Liaoning, Chongqing, Shanghai, Henan and Sichuan. Hurray!’s music affiliates also lease an approximate total of 1,910, 150 and 330 square meters, respectively, of office space in Beijing, Guangzhou and Taiwan. Ku6 and its affiliates lease an approximate total of 3,000 square meters of office space in Beijing, Shanghai, Guangzhou, Tianjin and Xi’an.
Our servers are maintained at over 100 cities throughout China.
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
Overview
We are one of China’s leading interactive entertainment media companies, offering a broad array of entertainment content to a large and diversified user base and an integrated service platform. Our business lines include:
•	Shanda Games. Shanda Games offers MMORPGs and advanced casual games. Shanda Games also offers flash games without user-end software through recently acquired Mochi Media.

•	Shanda Literature. Shanda Literature provides literature and other publications offered through websites, wireless distribution and offline publications to a diversified user base. Shanda Literature also franchises the copyrights of its literature works to online game companies, television producers, movie studios and traditional offline book publishers, etc.

•	Bianfeng. Bianfeng and its subsidiaries operate an online chess and board games platform.

•	Haofang. Haofang operates an e-sports game platform.

•	Hurray!. Hurray! provides a wide range of WVAS to mobile users in China, including music, games, ringtones, pictures and animation, community, and other media and entertainment services. It is also engaged in artist development, music production and offline distribution in China and Taiwan through several affiliates. Hurray! has expanded its business into online video portal market after its acquisition of Ku6 in January 2010.

•	Shanda Online. Shanda Online operates an integrated service platform which provides distribution, payment, customer service, and other e-commerce services for online entertainment content.

Factors Affecting Results of Operations
Significant factors affecting our financial condition and results of operations include:
•	our ability to successfully transition from a pure online game company to an interactive entertainment media platform and content and service provider;

•	the continued improvement of existing services and introduction of additional services that Shanda Online offers on its integrated service platform;

•	the willingness of content providers to offer their content through and the receptiveness of content providers to the services offered by Shanda Online’s integrated service platform;

•	our users’ continued stickiness and willingness to consume the broad array of entertainment content offered on Shanda Online’s integrated service platform;

•	the discounts offered for sales of our pre-paid cards;

•	the willingness of users to purchase in-game virtual items or value-added services in online game-related content;

•	the ability to offer various virtual items or value-added services that users prefer;

•	the growth of the WVAS market in China and the ability of Hurray! to maintain good relationships with the telecommunications operators and to position its services on the WAP portals of the telecommunications operators;

•	the ability of Hurray!’s music affiliates to develop artists, sustain a pipeline of new song releases and keep up with consumer music tastes;

•	the ability of Ku6 to attract advertisers to offset the costs of acquiring licensed video content;

•	the arrival of additional competition into the markets of each of our businesses;

•	our ability to successfully grow through the identification and acquisition of complementary businesses on terms acceptable to us, our ability to successfully integrate acquired companies and realize synergies envisioned at the time of acquisition and our ability to complete planned divestitures;

•	the cost of researching, developing and marketing new products and content;

•	the future availability of preferential tax treatments and government financial incentives in China;

•	the effect of PRC regulations on the conduct of our operations;

•	operation results of companies acquired and/or consolidated in our financial statements; and

•	the growth of Internet and personal computer use and the popularity of these media as a source of entertainment.
A. OPERATING RESULTS
In 2008, we commenced a reorganization of our business (the “Reorganization”). On June 27, 2008, our board of directors approved a master separation agreement, effective as of July 1, 2008, pursuant to which we transferred substantially all of our assets and liabilities related to the MMORPG and advanced casual game business to a newly-established legal entity, Shanda Games, and Shengqu transferred substantially all of its assets and liabilities unrelated to the MMORPG and advanced casual game business to Shanda Computer and our other entities (the “Separation”). As a result of the Separation, Shanda Games develops, sources and manages intellectual property rights related to MMORPGs and advanced casual games. In addition, we have established Shanda Literature, which operates our online literature platforms, Shanda Online, which owns and operates our integrated service platform, and other online content businesses. As of March 31, 2010, we also owned an approximate 42.0% interest in Hurray!, which provides WVAS and operates music and online video businesses.

Structure of Our Business Prior to the Reorganization
Prior to the Reorganization, in order to comply with certain foreign ownership restrictions of companies that provide Internet content services, we operated our MMORPG and advanced casual game business primarily through the Shanda Networking entities, our integrated service platform through Shanda Networking and our other businesses through other VIEs. Shanda Networking and its shareholders were party to a set of VIE agreements with Shengqu and another set with Shanda Computer, pursuant to which we were considered the primary beneficiary of the Shanda Networking entities and consolidated the results of their operations in our financial statements.
Description of the Separation and Related Key Agreements
Effective as of July 1, 2008, we agreed to transfer all our assets and liabilities related to MMORPGs and advanced casual games to Shanda Games. Following the Separation, we have the following reporting segments:
•	Shanda Games, which develops, sources and manages intellectual property rights relating to MMORPGs and advanced casual games;

•	Shanda Online, which operates an integrated service platform that provides distribution, payment, customer service and other e-commerce services for online entertainment content; and

•	Other, which includes businesses involved in literature businesses, advertising, the provision of management software to internet cafes, chess and board game platform, e-sports game platform, etc.
In order to comply with PRC laws restricting foreign ownership in the online entertainment businesses in China, our PRC subsidiaries operate their businesses through our PRC operating companies. See “— Critical Accounting Policies — Consolidation of Variable Interest Entities.”
In connection with the Separation, Shanda Games and Shanda Online entered into several operational agreements pursuant to which (i) Shengfutong is the exclusive sales agent of the Shulong entities for a period of five years commencing on July 1, 2008 for the distribution of pre-paid cards which can be used to access and play Shanda Games’s MMORPGs and advanced casual games on Shanda Online’s integrated service platform and (ii) Shanda Networking and Nanjing Shanda provide Shanda Games with certain online e-commerce platform services for a period of five years commencing on July 1, 2008. See “Major Shareholders and Related Party Transactions” in Item 7.
Selected Financial Information Regarding Business Segments
The segment information provided below has been prepared as if each reporting segment’s current corporate structure which separates our business into online games-related services and integrated service platform-related services had been in existence throughout the periods presented and as if the Separation had occurred as of the earliest period presented. Accordingly, for the period from January 1, 2007 to June 30, 2008, the information was prepared by combining the revenues and cost of revenues that were directly applicable to each reporting segment and for the period from July 1, 2008 to December 31, 2009, the information set forth below consists of the revenue and gross profit of each segment, including with respect to Shanda Games as a standalone entity subsequently to the Separation. Summarized below are the unaudited net revenues, costs of revenues and gross profits with respect to each reporting segment.

	Year Ended December 31, 2009
	Shanda Games	Shanda Online	Others(1)	Elimination	Total
	(RMB in millions)
Net revenues	4,806.7	1,066.2	524.5	(1,156.6)	5,240.8
Costs of revenues	(1,933.5)	(203.2)	(295.9)	950.4	(1,482.2)

Gross profit	2,873.2	863.0	228.6	(206.2)	3,758.6

	Year Ended December 31, 2008
	Shanda Games	Shanda Online		Others(1)	Elimination	Total
	(RMB in millions)
Net revenues	3,376.8	784.1	(2)	268.2	(860.0)	3,569.1
Costs of revenues	(1,489.4)	(126.0)		(171.9)	766.8	(1,020.5)

Gross profit	1,887.4	658.1		96.3	(93.2)	2,548.6

	Year Ended December 31, 2007
	Shanda Games		Shanda Online		Others(1)	Elimination	Total
	(RMB in millions)
Net revenues	2,322.8	(3)	593.9	(4)	155.1	(604.5)	2,467.3
Costs of revenues	(1,261.1)		(79.8)		(97.3)	631.1	(807.1)

Gross profit	1,061.7		514.1		57.8	26.6	1,660.2

(1)	We also generate revenues from other businesses, such as literature businesses, chess and board game platform, e-sports games platform, WVAS services, music and artist agency business, advertising, the provision of management software to Internet cafes, etc. Beginning in the third quarter of 2009, we began consolidating the financial results of Hurray!

(2)	Represents fees for certain technical services as calculated pursuant to contractual agreements entered into both prior to and in connection with the Separation. Therefore, net revenues in 2008 were calculated using these methods of calculating prior to and after the Separation, and net revenues for the years ended December 31, 2007, 2008 and 2009 may not be comparable.

(3)	For the period from January 1, 2007 through June 30, 2007, Shanda Games accounted for its investment in Actoz using the equity method of accounting. Beginning in the third quarter of 2007, Shanda Games began consolidating the financial results of Actoz.

(4)	For the year ended December 31, 2007, net revenues represented fees for certain technical services provided by Shanda Online primarily to Shanda Games pursuant to contractual agreements entered into prior to the Separation.
Revenues
Shanda Games
Shanda Games’s revenues primarily consist of revenues generated from the sale of in-game virtual items and game usage time for its MMORPGs and advanced casual games.
The following table sets forth, for the periods indicated, a breakdown of its net revenues into MMORPGs, advanced casual games and other revenues.

	For the Year Ended December 31,
	2007		2008		2009
		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(in millions, except percentages)
Net revenues:
Online MMORPGs revenues	2,016.1	86.8%	2,987.8	88.5%	4,476.7	93.1%
Online advanced and light casual game revenues	280.4	12.1%	358.9	10.6%	310.4	6.5%
Other revenues(1)	26.3	1.1%	30.1	0.9%	19.6	0.4%

Total net revenues	2,322.8	100.0%	3,376.8	100.0%	4,806.7	100.0%

(1)	Other revenues primarily include fees received from game promotions and short messaging services fees earned.

Shanda Games’s revenues primarily consist of revenues generated from the sale of in-game virtual items and game usage time for its MMORPGs and advanced casual games, which are net of a sales discount to distributors. For the periods prior to the Separation, the sales discount represented the difference between the face value of the prepaid card and the price at which Shanda Games sold the prepaid card to distributors or to game players. For the periods subsequent to the Reorganization, the sales discount represents the difference between the face value of the prepaid cards and the price at which Shengfutong sells the prepaid cards to third-party distributors and retailers or directly to game players. Therefore, with respect to each prepaid card sold, the amount of revenues Shanda Games records depends on the sales discount at which Shengfutong sells the prepaid card. Notwithstanding the foregoing, with respect to each prepaid card sold, Shanda Games is guaranteed a fixed percentage of the face value of a prepaid card in revenues.
Shanda Games’s revenues are net of the PRC business tax that its PRC operating companies pay on their gross revenues. The PRC business tax ranges from 3% to 5%.
Shanda Games operates games using one of two revenue models. For games operated using the item-based revenue model, the most significant factors that affect revenues are (i) the number of active paying accounts and (ii) the range, number and pricing of virtual items available for sale. The number of active paying accounts for any given period is equal to the number of game player accounts that spend virtual currency at least once during a given period and includes accounts of game players who spend virtual currency in beta testing of its online games. Shanda Games’s quarterly active paying accounts are equal to the aggregate number of active paying accounts for online games during a given quarter.
For games operated using the time-based revenue model, the most significant factors that affect revenues are (i) the number of users playing the game and (ii) the length of time that users play the game, or total user-hours. Shanda Games calculates total user-hours based on its average concurrent users. In a given period, the number of total user-hours equals the average concurrent users for that period multiplied by the number of hours in that period. In measuring average concurrent users, Shanda Games determines the number of users logged-on to games that adopt the time-based revenue model at one minute intervals, and then averages that number over the course of a day to derive daily averages. Average daily information is further averaged over a particular period to determine average concurrent users for that period.
Shanda Games’s online game business is subject to seasonality factors. Generally, Shanda Games’s game players spend more time playing its games in the first and third quarters of each year, which typically have more holidays, allowing for more time for leisure activities, whereas the second and fourth quarters are generally slower for its business as there are fewer holidays during those quarters.
Shanda Online
Shanda Online’s revenues primarily consist of revenues from distribution, payment, customer services and other related services offered to online entertainment content providers (primarily Shanda Games through 2009) through its integrated service platform and end-to-end service solution package. Shanda Online charges a fee for these online value-added services. The fee is typically structured as a fixed portion of the face value of the pre-paid card of the content provider, depending on the scope of services required by the content provider.
Prior to the Separation, service fees were incurred based on certain contractual arrangements entered into between both Shanda Computer and Shengqu and the Shanda Networking entities (the “Prior Contractual Arrangement”). After the Separation, Shanda Online began charging its content providers a service fee which is a fixed percentage of the portion of the face value of the prepaid cards that are used on the content providers’ content (the “Fixed Portion Arrangement”). Shanda Online’s net revenues in 2007 were calculated in accordance with the Prior Contractual Arrangement while its net revenues in 2008 were prepared based on the combination of terms and conditions of the Prior Contractual Arrangement and the Fixed Portion Arrangement. In 2009, the service fees paid to Shanda Online were based on the Fixed Portion Arrangement.
Shanda Online’s revenues are net of the PRC business tax that its PRC operating companies pay on their gross revenues. The PRC business tax ranges from 3% to 5%.

For the year ended December 31, 2009, most of Shanda Online’s revenues were generated from transactions with intra-group entities.
Others
In addition, we also generate revenues from:
•	operation and management of online literature content by charging subscription fees to our users for premium literature content and licensing copyrights;

•	operation and management of traditional offline book publication through offline distribution channels;

•	operation of online chess and board game platform and e-sports game platform via users’ virtual item consumption as well as VIP membership fees;

•	the provision of management software to Internet cafe via charging, on a monthly basis, a fixed rate per each 100 computers that install our management software;

•	advertising, sponsorship or a combination of both of which the revenue is recognized ratably over the displayed period of the advertisement and when the collectability is reasonably assured;

•	wireless value-added service revenues are derived from providing personalized media, games, entertainment, communication services and online literature content to mobile phone customers; and

•	operation and management of artist development, music production, offline distribution and events organization in China.
Revenues in Others are also net of the PRC business tax that related PRC operating companies pay on their gross revenues at a rate ranging from 3% to 5%.
Cost of revenues
Shanda Games
Shanda Games’s cost of revenues primarily consists of platform fees, upfront and ongoing licensing fees for its games and other miscellaneous expenses. The following table sets forth, for the periods indicated, a breakdown of Shanda Games’s cost of revenues by amount and percentage of its net revenues.

	For the Year Ended December 31,
	2007		2008		2009
		% of Net				% of Net
	RMB	Revenues	RMB	% of Nets	RMB	Revenues
	(in millions, except percentages)
Net revenues of Shanda Games	2,322.8	100.0%	3,376.8	100.0%	4,806.7	100.0%
Cost of revenues:
Platform fees	735.4	31.7%	864.9	25.6%	1,018.5	21.2%
Upfront and ongoing licensing fees	429.6	18.5%	520.9	15.4%	797.1	16.6%
Others	96.1	4.1%	103.6	3.1%	117.9	2.4%

Total cost of revenues	1,261.1	54.3%	1,489.4	44.1%	1,933.5	40.2%

Gross profit/margin	1,061.7	45.7%	1,887.4	55.9%	2,873.2	59.8%

Platform fees. Platform fees consist of (ii) fees paid to Shanda Online related to various support services, including online billing and payment, user authentication, customer service, anti-fatigue compliance, prepaid card marketing and data support services, and (ii) other expenses related to server leasing expense, depreciation of purchased servers and equipment, server and equipment maintenance fees, and software rental fees. Platform fees constituted approximately 31.7%, 25.6% and 21.2% of Shanda Games’s net revenues in 2007, 2008 and 2009, respectively. For 2007, the fees paid to Shanda Online were calculated in accordance with the terms and conditions of the Prior Contractual Arrangements and for 2008, based on the combination of both the Prior Contractual Arrangement and the Fixed Portion Arrangement. In 2009, the fees paid to Shanda Online were based on the Fixed Portion Arrangement. The decrease in platform fees as a percentage of net revenues resulted primarily from the fact that following the reorganization effective July 1, 2008, Shanda Games paid Shanda Networking a service fee related to various platform services, described in clause (1) in the first sentence of this paragraph, based upon a fixed percentage of the portion of the face value of prepaid cards distributed and used in games, which has resulted in lower fees as a percentage of Shanda Games’s net revenues. Shanda Games expects its platform fees as a percentage of its net revenues to remain generally stable going forward because a substantial portion of platform fees is based on a fixed percentage of the portion of the face value of prepaid cards used in games.
Upfront and ongoing licensing fees. The cost of licensing games from third-party game content providers consists of upfront licensing fees, which are generally paid in several installments, and ongoing licensing fees, the majority of which is equal to a percentage of the revenues generated from the relevant licensed game and, in some circumstances, includes a minimum guarantee. Upfront licensing fees are amortized on a straight-line basis over the shorter of the licensed period and the useful economic life of the relevant licensed game. Amortization of upfront licensing fees and ongoing licensing fees for games constituted approximately 18.5%, 15.4% and 16.6% of Shanda Games’s net revenues in 2007, 2008 and 2009, respectively. The increase in upfront and ongoing licensing fees as a percentage of net revenues from 2008 to 2009 is primarily due to the increase of amortization of upfront fee because of new games launched at the second half of 2008 and 2009. The decrease in ongoing licensing fees as a percentage of its net revenues from 2007 to 2008 is primarily due to the consolidation beginning from the third quarter of 2007 of the financial results of Actoz, which licenses several games to Shanda Games, including Mir II, which is latter’s top game in terms of revenues in 2008. While Actoz is Shanda Games’s majority-owned subsidiary and controls the licensing of Mir II in China, Shanda Games continue to classify Mir II as a licensed game because Actoz shares a portion of the ongoing licensing fees Shanda Games pays to Actoz with a third-party that co-owns the intellectual property rights relating to Mir II. Shanda Games expects its upfront and ongoing licensing fees as a percentage of net revenues to increase slightly in 2010 due to the full-year impact of games licensed from third parties.
Others. Other expenses include employee salary and welfare benefits, such as medical insurance, statutory housing contributions, unemployment insurance and pension benefits, for employees involved in the operation of online games, stock-based compensation for employees who operate games and office expenses. During the year ended December 31, 2007, Shanda Games recognized an impairment of intangible assets in the amount of RMB20.1 million, primarily relating to upfront and minimum royalty licensing fees of one of its games. Other expenses were approximately 4.1%, 3.1% and 2.4% of our net revenues in 2007, 2008 and 2009, respectively.
Shanda Online
Shanda Online’s cost of revenues mainly consists of server and equipment utilization costs, salary and benefits, cost of our customer loyalty program and other miscellaneous expenses.
Server and equipment utilization costs consist of server leasing expense, depreciation of purchased servers and equipment, server and equipment maintenance fee and software rental fees. Salary and benefits expense includes employee wages and welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits. Salary and benefits expense included in Shanda Online’s cost of revenue primarily relates to employees involved in the operation of its integrated service platform, including network maintenance, billing systems and customer service center. Shanda Online’s cost of revenues increased gradually from 2007 to 2009 primarily due to the increases in (i) salary and benefits with an increase in staff numbers and (ii) expenses related to the customer loyalty program, which were partially offset by the decrease of server and equipment utilization costs with a higher utilization rate of its servers and lower server procurement costs as a result of economies of scale. To secure our customers’ loyalty and further promote our services, we provide our customers with a customer loyalty program. This program allows our customers to accumulate membership points that vary depending on the services rendered and fees paid. Our customers may redeem these points for physical awards and virtual items. Shanda Online expects its server and equipment utilization costs to increase in 2010 as it will make more efforts to develop integrated service platform.

Others
Costs associated with our other businesses mainly include service and network fees paid to telecommunications service providers, master CD production costs, artist and songwriter royalties, costs and expenses associated with the literary works published on our online literature platforms and online literature content copyright acquisition, production costs related to offline book publication, technical service charges (including commissions paid or payable to telecommunications providers), manufacturing costs of E-Key products, fees paid to Shanda Online related to various support services and other miscellaneous expenses.
The consolidation of the financial results of Hurray! beginning in September 2009 also increased the cost of revenues related to Hurray!'s business, mainly including the service and network fees paid to the telecommunications service providers under network service agreements related to WVAS business and master CD production costs and artist and songwriter royalties. In the second half of 2009, Shanda Literature began developing its offline book publication business through entering into partnerships and investments. Therefore, related publication cost increased accordingly.
Elimination
Elimination represents the inter-company transactions between the group companies, which are eliminated at the group level. It mainly includes transactions related to integrated platform services provided by Shanda Online to internally developed and operated content providers, such as Shanda Games, Shanda Literature, our chess and board game platform, our e-sports games platform and other inter-group transactions such as advertising services, sales of copyrights, sales of E-keys, property rental and management, Internet cafe technical services, upfront licensing fees and others.
Gross Profit
Consolidated gross profit for the years ended December 31, 2007, 2008 and 2009 were RMB1,660.2 million, RMB2,548.6 million and RMB3,758.6 million (US$550.6 million), respectively. Overall gross profit as a percentage of our net revenues was 67.3%, 71.4% and 71.7%, respectively, for the years ended December 31, 2007, 2008 and 2009.
Shanda Games’s gross profit for the years ended December 31, 2007, 2008 and 2009 were RMB1,061.7 million, RMB1,887.4 million and RMB2,873.2 million (US$420.9 million), respectively. Shanda Games’s gross profit as a percentage of our net revenues was 45.7%, 55.9% and 59.8%, respectively, for the years ended December 31, 2007, 2008 and 2009.
Shanda Online’s gross profit for the years ended December 31, 2007, 2008 and 2009 were RMB514.1 million, RMB658.1 million and RMB863.0 million (US$126.4 million), respectively. Shanda Online’s gross profit as a percentage of our net revenues was 86.6%, 83.9% and 80.9%, respectively, for the years ended December 31, 2007, 2008 and 2009.
Others’ gross profit for the years ended December 31, 2007, 2008 and 2009 were RMB57.8 million, RMB96.3 million and RMB228.6 million (US$33.5 million), respectively. Gross profit as a percentage of our net revenues was 37.3%, 35.9% and 43.6%, respectively, for the years ended December 31, 2007, 2008 and 2009.

Operating Expenses
Our operating expenses were RMB658.2 million, RMB1,106.3 million and RMB1,719.2 million (US$251.9 million) in 2007, 2008 and 2009, respectively. The following table sets forth a breakdown of our operating expenses by amount and percentage of our net revenues, for the periods indicated:

	For the Year Ended December 31,
	2007		2008		2009
		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(in millions, except percentages)
Net revenues	2,467.3	100.0%	3,569.1	100.0%	5,240.8	100.0%

Operating expenses:
Product development	163.6	6.6%	274.6	7.7%	417.3	7.9%
Sales and marketing	179.7	7.3%	318.0	8.9%	517.0	9.9%
General and administrative	314.9	12.8%	513.7	14.4%	784.9	15.0%

Total operating expenses	658.2	26.7%	1,106.3	31.0%	1,719.2	32.8%

Operating profit/margin	1,002.0	40.6%	1,442.3	40.4%	2,039.4	38.9%

Product development expenses. Our product development expenses primarily consist of salary and benefits expenses of personnel engaged in the product development of our online games, outsourced game and platform development expenses, share-based compensation, amortization of software used by our research and development staff, rental and management fees for office space used by our research and development staff and depreciation of equipment used in research and development activities. Product development expenses were 6.6%, 7.7% and 7.9% of our net revenues in 2007, 2008 and 2009, respectively.
In the fourth quarter of 2008, we established the Institute for Innovation and Technology (the “IIT”) to conduct research in order to position ourselves for our next decade of growth. The establishment of the IIT increased associated product development expenses. We expect our product development expenses to increase in 2010 as we continue to develop and upgrade content-related products and services as well as invest in our integrated service platform and other research and development efforts.
Sales and marketing expenses. Our sales and marketing expenses primarily consist of promotion and advertising expenses for our online entertainment content and integrated service platform, salary and benefits for our sales and marketing personnel, share-based compensation, and other expenses incurred by our sales and marketing personnel. Sales and marketing expenses were 7.3%, 8.9% and 9.9% of our net revenues in 2007, 2008 and 2009, respectively.
The increase of sales and marketing expenses from 2007 to 2009 is primarily due to the increase in our marketing promotion expenses as a result of our effort to enhance online and off-line marketing promotion activities to attract more new customers, such as for our online games, our integrated service platform and our literature business. We expect that our sales and marketing expenses to increase in 2010 as we continue to promote our entertainment content offerings and integrated service platforms, enhance our sales and marketing efforts in our existing markets and expand into new markets.
General and administrative expense. General and administrative expenses primarily consist of salary and benefits expenses for general management, finance and administrative personnel, professional service fees, business tax expense, share-based compensation and other expenses. General and administrative expenses were 12.8%, 14.4% and 15.0% of our net revenues in 2007, 2008 and 2009, respectively. Our business tax expense primarily relates to services and licensing fees charged by our PRC subsidiaries to our PRC operating companies as well as intercompany transactions.
The increase of general and administrative expenses from 2007 to 2009 is mainly due to increase of business tax charges in line with the increase of intercompany transactions; increase in administrative staff numbers to support business expansion; consolidation of the financial results of Hurray! beginning in September 2009; and increase in ESOP expenses due to the new compensation plan as disclosed in Shanda Games 2008 Equity Compensation Plan under the heading “Critical Accounting Policies — Share based compensation.” We expect the general and administrative expenses to increase in 2010 due to the increased business tax expense as a result of increasing volume of services to be performed by our PRC subsidiaries and of increasing volume of intercompany transactions and expenses associated with increasing supporting functions due to business expansion.

Operating profit/margin. Operating profit as a percentage of our net revenues was 40.6%, 40.4% and 38.9% in 2007, 2008 and 2009, respectively.
Other income, net
Our other income, net consists of interest income and other non-operating income. We earn interest income from the deposit of our cash balance with banks. Other non-operating income primarily consists of government incentives. Due to the preferential treatments for qualified high technology companies in China and the incentive from local governments to encourage regional business development, certain of our PRC subsidiaries receive financial incentives from municipal governments that are calculated with reference to taxable income and revenues, as the case may be. The amount of the financial incentives and the timing to grant them are subject to determination by the government authorities. Upon receipt, these government financial incentives are recognized as other income in our statements of operations and comprehensive income in the F-pages. Please see “Other income, net” and note 6 to our consolidated financial statements” included elsewhere in this annual report on Form 20-F.
In 2007, 2008 and 2009, we received aggregate government financial incentives of RMB57.5 million, RMB62.3 million and RMB221.9 million (US$32.5 million), respectively, from municipal governments. Going forward, eligibility for the government financial incentives we are to receive requires that we continue to meet a number of government financial and non-financial criteria, which generally include:
•	generating more than a minimum level of revenues from high-tech-related sales or services, determined as a percentage of total revenues;

•	employing more than a minimum number of employees in product development; and

•	expending more than a minimum amount on product development, determined as a percentage of total revenues.
The continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these financial incentives. Upon expiration of these government financial incentives, we will consider available options, in accordance with applicable law, that would enable us to qualify for additional government financial incentives to the extent they are then available to us. However, we cannot assure you that we will continue to enjoy these government financial incentives in the future.
In 2010, we expect to continue receiving government financial incentives related to our taxable income and revenues in 2009. However, the amount of such government financial incentives received from government authorities is not guaranteed and will be subject to periodic time lags and inconsistent municipal government practice on payment times.
Taxation
Under the current laws of the Cayman Islands and the British Virgin Islands, neither Shanda Interactive Entertainment Limited nor Shanda Holdings Limited, our wholly-owned subsidiary incorporated in the British Virgin Islands and Cayman Islands, is subject to tax on its income or capital gains. Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries in Hong Kong are subject to 17.5% income tax for the year ended December 31, 2007 and 16.5% income tax for the year ended December 31, 2008 and 2009 on their taxable income generated from operations in Hong Kong.
PRC Enterprise Income Tax
Prior to January 1, 2008, our PRC operating entities were governed by the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the PRC on Enterprises Income Tax, or the Old EIT Laws. Pursuant to the Old EIT Laws, PRC enterprises were generally subject to Enterprise Income Tax, or the EIT, at a statutory rate of 33% (30% state income tax plus 3% local income tax), or 15% for certain technology enterprises, on PRC taxable income. Companies that are registered in the Pudong New District of Shanghai are, however, subject to a 15% preferential EIT rate pursuant to the local tax preferential treatment before January 1, 2008. Furthermore, foreign invested enterprises were exempted from PRC state income tax for two years, beginning with their first profitable year of operations, and were entitled to a 50% tax reduction for the subsequent three years. During the year ended December 31, 2007, certain of our subsidiaries and VIE subsidiaries in the PRC were subject to an applicable tax rate of 15% as a result of being qualified as technology advanced enterprises.

In March 2007, the PRC government enacted the PRC Enterprise Income Tax Law, or the New EIT Law, and promulgated related regulation, Implementing Regulations for the New EIT Law. The law and regulation went into effect on January 1, 2008. The New EIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. The New EIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%.
On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises,” which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental regulatory authorities further clarified that high and new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007, would be allowed to enjoy grandfather treatment for the unexpired tax holidays, on the condition that they were re-approved for “high and new technology enterprise status” under the regulations released on April 14, 2008.
In December 2008, the local governments announced the recognition of certain of our subsidiaries and VIEs, including Shengqu, Shanda Computer, Shanda Networking, Hangzhou Bianfeng, Shanghai Shulong, Shanghai Holdfast Online Information Technology Co., Ltd., Chengdu Aurora Technology Development Co., Ltd. and Chengdu Jisheng Technology Co., Ltd. as high, new technology enterprises. Accordingly, these entities are entitled to a preferential tax rate of 15%, which is effective retroactively to January 1, 2008. In addition, Shengqu was also qualified as a national key software enterprise for the year, 2008 and 2009, respectively, on December 30, 2008 and December 31, 2009. Accordingly, Shengqu is subject to a preferential income tax rate of 10% for the years 2008 and 2009.
The Corporate Income Tax Law also provides that “National Key Software Enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Shanda Computer is qualified as a software enterprise, which is effective retroactively since January 1, 2008. As informed by the relevant tax bureau, Shanda Computer will be subject to a 0% income tax rate for the full year 2008 and a 50% tax reduction to an applicable rate from fiscal 2009 to fiscal 2011. With the policy related to the five-year transitional period, Shanda Computer was subject to a 0% income tax rate in 2008 and 10% income tax rate in 2009.
However, we cannot assure you that we will continue to enjoy these preferential tax treatments in the future.
As required by the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and onwards that are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. A lower withholding tax rate will be applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. Holding companies in Hong Kong that own more than 25% of the shares or equity interest in a domestic PRC company, for example, will be subject to a 5% withholding tax rate. As of December 31, 2009, we accrued a withholding tax of RMB69.6 million (US$10.2 million) based on the 5% withholding tax rate of the profits of our PRC subsidiaries in 2009 that these PRC subsidiaries plan to distribute to their immediate holding companies in Hong Kong. Except for this, since we intend to reinvest future earnings to further expand our business in China and therefore our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.
Equity in Losses of Affiliated Companies
We record our investment in affiliates under the equity method of accounting, and the losses of the affiliates are presented as “Equity in losses of affiliated companies” on the statements of operations and comprehensive income in F-pages.

Non-controlling interest and redeemable preferred shares issued by a subsidiary
Non-controlling interest (“NCI”) is the portion of economic interest in Shanda Interactive’s majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to us. On September 25, 2009, Shanda Games completed its initial public offering on the NASDAQ Global Select Market. As of December 31, 2009, we held 71.01% of the combined total of Shanda Games’s outstanding Class A and Class B ordinary shares. As a result, we continue to consolidate Shanda Games but recognize non-controlling interest reflecting the shares held by shareholders other than us. In July 2009, we acquired, by means of a tender offer, 1,155,045,300 ordinary shares of Hurray!, a NASDAQ listed company engaged in artist development, music production and wireless music distribution and other wireless value-added services in China, for a purchase price of $0.04 per share for a total consideration in cash of approximately US$46.2 million (equivalent to RMB315.6 million). At the completion of the tender offer in July 2009, we held 52.6% of the ordinary shares in Hurray! and became the majority shareholder of Hurray!. As a result, we consolidated Hurray!’s financial results beginning from September 1, 2009. Currently, the NCI in our consolidated financial statements mainly consist of NCI of Shanda Games and Hurray!.
In 2008, Grandpro Technology Limited (“Grandpro”), our subsidiary, entered into a series of agreements with Intel Capital Corporation, Shanghai International Shanghai Growth Investment Limited, CCIB SPC-Asia Pacific Small and Mid Cap Companies Segregated Portfolio, UG SPC-Asean Plus Three Segregated Portfolio, CCIB Opportunity Income Growth Fund, Huitung Investments (BVI) Limited and Google.Inc (collectively referred to as the “Investors”) to issue 9,600,000 series A Preferred Shares and 10,000,000 Series A-1 Preferred Shares to the Investors for a total consideration of US$19.6 million (equivalent to RMB 141,142,984). The par value of each preferred share is US$0.0001. The preferred shares are redeemable at the option of the Investors and as such are presented as mezzanine equity on the balance sheet and such amount is accreted to the redemption value from the issuance date to the redemption date. The accretion is included as a component of net income attributable to non-controlling interests in the statement of operations. The Series A Preferred Shares and the Series A-1 Preferred Shares issued by Grandpro are collectively referred to as the “Redeemable Preferred Shares.” The Preferred Shares are redeemable at the option of the Investors and as such are presented as mezzanine equity on the balance sheet and such amount is accreted to the redemption value from the issuance date to the redemption date. The accretion is included as a component of net income attributable to non-controlling interests in the statement of operations.
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
Revenue Recognition
We sold pre-paid cards, in both virtual and physical forms, to third-party distributors and retailers, including Internet cafes, as well as through direct online payment systems. The pre-paid cards entitle end users to access our online entertainment contents. All proceeds received from distributors or retailers from the sale of pre-paid cards are deferred when received. Deferred revenue is reduced as revenues are recognized.
For online game-related content, revenue is recognized under either the item-based revenue model or the time-based revenue model. Under the item-based revenue model, revenues are recognized over the estimated life of the in-game virtual items that game players purchase or as the in-game virtual items are consumed. Under the time-based revenue model, revenues are recognized based on the usage time consumed by the game players. Revenues are also recognized when game players who had previously purchased usage time are no longer entitled to access the online games in accordance with the published expiration policy. In addition, our e-sports platform also generated revenue from VIP membership fees, which are recognized throughout the usage period.

For online literature content, revenue is recognized when the users pay a subscription fee for the premium literary contents.
We sell books either through book stores or through third-party distributors. Revenue from sales made through book stores or distributors is recognized when the products are sold to the end customers and collections are reasonably assured.
For advertising, revenue is recognized ratably over the displayed period of the advertisement and when the collectability is reasonably assured.
We derive revenue from the provision of management software to internet cafes by charging, on a monthly basis, a fixed rate per each 100 computers that install our management software.
We sell E-Key, a secure ID product, and other on-line game-related auxiliary products to customers. Revenues derived from the sale of E-Key and other on-line game-related auxiliary products are recognized when the titles of such products are transferred to the customers and collections are reasonably assured.
WVAS revenues are derived from providing personalized media, games, entertainment, literature content and communication services to mobile phone customers of the various subsidiaries of the telecommunications operators. Fees for these services, which are negotiated in network service agreements with the telecommunications operators and indicated in the message received on the mobile phone, are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered. We contract with the telecommunications operators for the transmission of wireless services as well as for billing and collection services. The telecommunications operators provide us with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of our revenue. In certain instances, for revenues from WVAS business in Hurray!, when a statement is not received within a reasonable period of time, we make an estimate of the revenues and cost of services earned during the period covered by the statement based on its internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances. The differences between our recorded revenue based on such estimates and actual revenue confirmed subsequently were not material.
We generate revenues from the sale of CDs either by providing the CD master to a distributor or by directly arranging for the volume production and subsequent wholesale of the CDs. In the former case, we receive a fixed fee, have no further obligations and recognize the fee as revenue when the master CD is provided. In the latter case, we ship the produced CDs to retail distributors and recognize wholesale revenues at the time of shipment less a provision for future estimated returns.
We recognize artist performance fees and corporate sponsorship or marketing event fees once the performance or the service has been completed. Where we act as the primary obligor in the transaction, revenues are recorded on a gross basis. Where we are considered an agent or where the artists separately contract with the event organizer, revenues are recorded on a net basis.
We license our music to third parties for guaranteed minimum royalty payments, normally received upfront and typically non-refundable. In such cases we recognize such fees as revenue on a straight-line basis over the life of the license and unrecognized revenues are included in liabilities. When the contract provides for additional payments if revenues exceed the minimum amount guaranteed, such amounts are included in revenues when we are notified of our entitlement to additional payments.
Our customers participate in a reward program, which provides physical awards and virtual items to customers based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide physical rewards are recognized as cost of revenue and those to provide virtual items are recognized as reduction of revenue and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly.

Consolidation of Variable Interest Entities
PRC regulations currently limit foreign ownership of companies that provide Internet content services, which includes the operation of online games, literature content and music-related content, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games, literature content and music-related content in China or to provide Internet information content.
In order to comply with these regulations, we conduct our business in the following manner.
Shanda Games. Shanda Games conducts all of its online game business through Shanghai Shulong, which is wholly-owned by certain of Shanda Games’s employees, as well as Nanjing Shulong and Shulong Computer, which are wholly-owned subsidiaries of Shanghai Shulong. These three companies hold the licenses and approvals to operate MMORPGS and advanced casual games in the PRC except for the Internet Culture Business License as disclosed in “Item 4B. Business Overview — Regulatory Matters - Licenses.” Shengqu owns the substantial majority of Shanda Games’s physical assets. The capital of Shanghai Shulong is funded by Shengqu and recorded as interest-free loans to the two shareholders of Shanghai Shulong. The portion of the loans for capital injection is eliminated with the capital of Shanghai Shulong during consolidation. The interest-free loans to the shareholders of Shanghai Shulong as of December 31, 2008 and 2009 were RMB10.8 million. Pursuant to the contractual arrangements with Shanghai Shulong, Shulong Computer and Nanjing Shulong, Shengqu provides services, software and technology license and equipment to Shanghai Shulong, Shulong Computer and Nanjing Shulong, in exchange for fees, determined according to certain agreed formulas. As a result of the VIE agreements between Shengqu and both Shanghai Shulong and its shareholders, Shengqu is considered the primary beneficiary of the Shulong entities and Shanda Games consolidates the results of operations of the Shulong entities. Therefore, Shanghai Shulong’s result of operations, assets and liabilities are consolidated in our financial statements.
Shanda Online. Shanda Online operates its integrated service platform business through the Shanda Networking entities. Shanda Networking currently holds an ICP license and an Internet culture operation license that are required to operate its platform business. At the same time, Shanda Computer has entered into a similar series of VIE agreements with both Shanda Networking and its shareholders and, therefore, Shanda Computer is considered the primary beneficiary of the Shanda Networking entities. Pursuant to the contractual arrangements with Shanda Networking, Nanjing Shanda and Shengfutong, Shanda Computer provides services and software and technology license to Shanda Networking, Nanjing Shanda and Shengfutong, in exchange for a fee, determined according to certain agreed formulas. Shanda Computer has also undertaken to provide financial support to Shanda Networking to the extent necessary for its operations. As a result of the VIE agreements between Shanda Computer and both Shanda Networking and its shareholders, Shanda Computer is considered the primary beneficiary of the Shanda Networking entities and Shanda Online consolidates the results of operations of the Shanda Networking entities, and, accordingly, Shanda Networking’s results of operations, assets and liabilities are consolidated in our financial statements.
Other. Other includes our businesses involved in literature businesses, advertising, chess and board game platform, e-sports game platform, WVAS, music and artist agency business and the provision of management software to Internet cafes. Similarly to Shanda Games and Shanda Online, (i) certain of our PRC operating companies hold the Internet related licenses that are required to operate these businesses, (ii) these PRC operating companies and their shareholders have entered into a series of VIE agreements with certain of our offshore and PRC subsidiaries which make our subsidiaries the primary beneficiary of the PRC operating companies and (ii) the results of operations, assets and liabilities of these PRC operating companies are consolidated in our financial statements.
Property and Equipment, Intangible Assets, Long-term Prepayments and Other Long-lived Assets
Our accounting for long-lived assets, including property and equipment, intangible assets, long-term prepayments and other long-lived assets, is described in notes 3(12), 3(13), 3(15) and 3(16) to our consolidated financial statements included in this annual report on Form 20-F. The recorded values of long-lived assets, including property and equipment, intangible assets, long-term prepayments and other long-lived assets are affected by a number of management estimates, including the estimated useful lives, residual values and impairment charges. Significant judgment is required in the assessment of the estimated useful lives of these assets, especially for game licenses. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

We assess the impairment for long-lived assets whenever events or changes in circumstances indicate that the applicable carrying amount may not be recoverable. During the year ended December 31, 2007, Shanda Games recognized an impairment of intangible assets charges to cost of sales in the amount of RMB20.1 million, relating to upfront and minimum royalty licensing fees of one of its games. During the years ended December 31, 2008 and 2009, we had no significant impairment charges for long-lived assets. The provision represents management’s best estimate.
Impairment of Investment in Affiliated Companies
We continually review our investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in its determination are the length of time that the fair value of the investment is below its carrying value; and the financial condition, operating performance and near-term prospects of the investee. In addition, we consider the reasons for the decline in fair value, be it general market conditions, industry-specific or investee-specific reasons, analysts’ ratings and estimates of 12-month share price targets for the investee changes in stock market price or valuation subsequent to the balance sheet date, and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. The determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Write-downs for equity method investments are included in equity in losses of affiliated companies. No significant impairment losses were recorded in the years ended December 31, 2007, 2008 and 2009.
Impairment of Goodwill
We review our goodwill on an annual basis or more frequently if events or changes in circumstances indicate that the goodwill might be impaired as required by ASC 350 (formerly referred to as Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”). In performing this review, we are required to make an assessment of fair value for our goodwill under each reporting unit. When determining fair value, we utilize various assumptions, including projection of future cash flows. A change in these underlying assumptions will cause a change in the results of the test and, as such, could cause the fair value to be less than the respective carrying amount. In such event, we would be required to record a charge, which would significantly impact our earnings.
No impairment losses were recorded in the years ended December 31, 2007. We recorded an impairment loss of goodwill in the amount of RMB16.0 million in 2008, primarily related to an impairment of RMB14.5 million arising from the acquisition of Beijing Digital Red Software Technology Co., Ltd. An impairment loss of RMB4.0 million (US$0.6 million) was recorded in the year ended December 31, 2009, primarily related to Hurray!’s reporting unit arising from its acquisition of a music company in 2009.
Allowances for Doubtful Accounts
We determine the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments, we consider making additional allowances. During the years ended December 31, 2007, 2008 and 2009, we made provisions of RMB2.9 million, RMB15.8 million and RMB16.2 million (US$2.4 million) which was offset by RMB10.3 million, RMB5.9 million and RMB6.0 million (US$0.9 million) from the collection of overdue receivables for doubtful accounts, respectively.
Share-Based Compensation
Since January 1, 2006, we have accounted for grants made pursuant to the plans in accordance with, ASC 718 (formerly referred to as Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123R), which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of ASC 718 apply to new awards, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. Under ASC 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards.

In accordance with ASC 718, we have recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only, and using the graded-vesting attribution method for awards with graded vesting features and performance conditions.
The determination of the fair value of share options on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the vesting period, the risk-free interest rate, the expected dividend yield and actual and projected employee stock option exercise behavior. Furthermore, we are required to estimate forfeitures at the time of the grant and recognize share-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.
Shanda Interactive, Shanda Games and Hurray! each have authorized stock-based compensation plans:
(1) Shanda Interactive Entertainment Limited
2003 Share Incentive Plan
On March 31, 2003, Shanda BVI authorized a share option plan (the “2003 Share Incentive Plan”) that provides for the issuance of options to purchase up to 13,309,880 ordinary shares. Under the 2003 Share Incentive Plan, our directors may, at their discretion, grant any officers (including directors) and employees of Shanda BVI and/or its subsidiaries, and individual consultants or advisors (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or our ordinary shares, equal to the excess of the fair market value of our ordinary shares, or (iii) other types of compensation based on the performance of our ordinary shares.
Following the Share Swap, pursuant to the share purchase agreement, Shanda Interactive has undertaken to assume all obligations for share options, whether vested or unvested, previously granted by Shanda BVI subject to the same terms and conditions as the 2003 Share Incentive Plan as adopted by Shanda BVI.
2005 Equity Compensation Plan
In October 2005, we authorized an equity compensation plan (the “2005 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 7,449,235 ordinary shares, plus ordinary shares reserved for issuance, but not yet issued, under our 2003 Share Incentive Plan. Under the 2005 Equity Compensation Plan, our directors may, at their discretion, grant any officers (including directors) and employees of us and/or our subsidiaries, and individual consultants or advisors (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or our ordinary shares, equal to the excess of the fair market value of our ordinary shares, or (iii) other types of compensation based on the performance of our ordinary shares.
Under the 2003 Share Incentive Plan and 2005 Equity Compensation Plan, the share-based compensation expenses of approximately RMB53.8 million, RMB47.5 million and RMB36.7 million (US$5.4 million) were recognized in the years ended December 31, 2007, 2008 and 2009, respectively.
(2) Shanda Games
In November 2008, Shanda Games authorized an equity compensation plan (the “Shanda Games 2008 Equity Compensation Plan”) that provides for the issuance of up to 44,000,000 Class A ordinary shares. Under the Shanda Games 2008 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of Shanda Games and/or its affiliates, and individual consultants or advisors (i) options to subscribe for Class A ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or Shanda Games’s Class A ordinary shares, equal to the excess of the fair market value of Shanda Games’s ordinary shares, or (iii) other types of compensation based on the performance of Shanda Games’s ordinary shares. Share-based compensation expenses related to the option award granted by Shanda Games under the Shanda Games 2008 Equity Compensation Plan amounted to approximately RMB2.2 million and RMB103.9 million (US$15.2 million) for the years ended December 31, 2008 and 2009, respectively.

On December 22, 2008, Shanda Games also granted Restricted Share Awards consisting of 407,770 Ordinary Shares (the “Restricted Shares”) under the Shanda Games 2008 Equity Compensation Plan. The restricted shares will be vested in equal installments over four calendar years on December 31 of each such calendar year, commencing on December 31, 2009, subject to the employee’s continued employment with Shanda Games. From July 14, 2009 through December 1, 2009, Shanda Games granted 251,920 and 6,068,500 Restricted Shares to Shanda Games’s and its affiliated companies’ employees, respectively, under the Shanda Games 2008 Equity Compensation Plan. The Restricted Shares will be vested in equal installments over each of the four anniversaries of the grant date of each such calendar year, commencing on the grant date, subject to the employee’s continued employment with Shanda Games or its affiliated companies’. Share-based compensation expense related to the Restricted Share award granted by Shanda Games under the Shanda Games 2008 Equity Compensation Plan amounted to RMB0.06 million and RMB3.0 million (US$0.4 million) for the years ended December 31, 2008 and 2009, respectively.
(3) Hurray!
Hurray!’s 2004 share incentive plan (the “Hurray! 2004 Share Incentive Plan”) allows Hurray! to offer incentive awards to its employees, directors, consultants or external service advisors. Under the terms of the Hurray! 2004 Share Incentive Plan, options are generally granted at prices equal to or greater than the fair market value on the grant date, expire ten years from the date of grant, and generally vest over three to four years. Since 2006, Hurray! has granted restricted purchase share awards in lieu of stock options under the Hurray! 2004 Share Incentive Plan to certain officers and senior management. Share-based compensation expenses related to the option award granted by Hurray! under the Hurray! 2004 Share Incentive Plan amounted to approximately RMB 0.3 million (US$0.04 million) for the period from the acquisition date through December 31, 2009.
Income Taxes and Valuation Allowance
We account for income taxes under the provisions of ASC 740 (formerly referred to as SFAS No. 109, “Accounting for Income Taxes”), with the required disclosures as described in note 7 to our consolidated financial statements included in this annual report on Form 20-F. Accordingly, we record valuation allowances to reduce our deferred tax assets when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2008 and 2009, valuation allowances recognized were RMB59.7 million and RMB215.7 million (US$31.6 million), respectively. As of December 31, 2008 and 2009, we have recorded deferred tax assets, net of valuation allowances, of RMB124.1 million and RMB134.5 million (US$19.7 million), respectively. If events were to occur in the future which are not currently contemplated that would not allow us to realize all or part of our future net deferred tax assets, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.
ASC 740-10-25 (formerly referred to as FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—An interpretation of FASB Statement No. 109”, or FIN 48) prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit of being realized upon ultimate settlement. Our adoption of FIN 48 did not result in any adjustments to the opening balance of our retained earnings as of January 1, 2007. We did not have any interest and penalties associated with uncertain tax positions and did not have any significant unrecognized, uncertain tax positions for the years ended December 31, 2008 and 2009.

Contingencies
We account for loss contingencies under the provisions of ASC 450-20 (formerly referred to SFAS No. 5, “Accounting for Contingencies”) with the required disclosures as described in note 25 to our consolidated financial statements included in this annual report on Form 20-F. We record loss contingencies when, based on information available, it is likely that a loss has been incurred and the amount of the loss can be reasonably estimated. Based on our current knowledge, which includes consultation with outside counsel handling our defense in these matters, we believe that we have made adequate provisions for current or unasserted claims. It is possible, however, that our future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings. As of December 31, 2009, we did not have any accruals for loss contingencies.
Results of Operations
Basis of preparation. The segment information provided below has been prepared as if each reporting segment’s current corporate structure, which separates our business into MMORPGs and advanced casual games and integrated services platform-related categories, had been in existence throughout the periods presented and as if the Reorganization had occurred as of the earliest period presented. Accordingly, for the period from January 1, 2007 to June 30, 2008, the information was prepared by combining the revenues and cost of revenues that were directly applicable to each reporting segment and for the period from July 1, 2008 to December 31, 2009, the information set forth below consists of the revenue and gross profit of each segment, including with respect to Shanda Games as a standalone entity subsequently to the Separation. Accordingly, the net revenues for the years ended December 31, 2007, 2008 and 2009 may not be comparable.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Net revenues. Our net revenues increased 46.8% from RMB3,569.1 million in 2008 to RMB5,240.8 million (US$767.8 million) in 2009.
Shanda Games’s net revenues, prior to elimination, including MMORPGs and advanced casual games, were RMB4,806.7 million (US$704.2 million) for the full year 2009, representing an increase of 42.3% from RMB3,376.8 million in 2008. The increase in Shanda Games’s MMORPGs and advanced casual games revenues was primarily due to an increase in net revenues from Shanda Games’s existing MMORPGs and the introduction and the full-year contribution of some of its new MMORPGs. Shanda Games’s net revenues from advanced casual games decreased as it released a major expansion pack and introduced new virtual items for one of Shanda Games’s significant advanced casual games in 2008 and did not release such an expansion pack in 2009.
Shanda Online’s net revenues for the full year 2009 were RMB1,066.2 million (US$156.2 million), representing an increase of 36.0% from RMB784.2 million in 2008. In 2009, the increase of Shanda Online’s revenues was mainly due to the increase of services provided to Shanda Games, other in-house content providers and other third-party content providers.
Other net revenues including our literature business, chess and board game platform, e-sports games platform, WVAS services, our music and artist agency business and other businesses for the full year 2009 were RMB524.5 million (US$76.8 million), representing an increase of 95.6% from RMB268.1 million in 2008. This increase in other net revenue was primarily due to an increase in revenue from online advertisements, licensing of management software to Internet cafes, subscription fees from our original online literature websites and offline book publication as well as the consolidation of the financial results of Hurray! beginning in September 2009.
Cost of revenues. Our cost of revenues increased 45.2% from RMB1,020.5 million in 2008 to RMB1,482.2 million (US$217.1 million) in 2009.
Shanda Games’s cost of revenues, including platform fees, upfront and ongoing licensing fees for online games and other miscellaneous expenses, were RMB1,933.5 million (US$283.3 million) for the full year 2009, representing an increase of 29.8% from RMB1,489.4 million in 2008. Shanda Games’s platform fees increased 17.8% from RMB864.9 million in 2008 to RMB1,018.5 million (US$149.2 million) in 2009 primarily due to the increased servers and services provided to support the growth in its game player base. Shanda Games’s upfront and ongoing licensing fees for online games increased 53.0% from RMB520.9 million in 2008 to RMB797.1 million (US$116.8 million) in 2009. The increase was primarily due to the commencement of amortization of upfront fees for new games launched in the second half of 2008 and in 2009.

Shanda Online’s cost of revenues for the full year 2009 were RMB203.2 million (US$29.8 million), representing an increase of 61.3% from RMB126.0 million in 2008. The increase of Shanda Online’s cost of revenues was mainly due to the increase of salary and benefits resulting from the increase in staff headcount and the increase of expenses related to its customer loyalty program.
Costs associated with our other businesses mainly include service and network fees paid to the telecommunications service providers, master CD production costs, artist and songwriter royalties, costs and expenses associated with the literary works published on our online literature platforms and online literature works copyright acquisition, production costs related to offline book publication, technical service charges (including commissions paid or payable to telecommunications providers), manufacturing costs of E-Key products, fees paid to Shanda Online related to various support services and other miscellaneous expenses. Other businesses’ cost of revenues for the full year 2009 were RMB295.9 million (US$43.3 million), representing an increase of 72.1% from RMB171.9 million in 2008. The increase of costs in other businesses was mainly due to the increase in license fees paid to authors of literary works with the development of our online literature business and accompanying increase in staff with this business’s expansion. In the second half of 2009, Shanda Literature also began developing its offline book publication business by entering into investments and partnerships. Therefore, related publication cost also increased accordingly. The consolidation of the financial results of Hurray! beginning in September 2009 also increased the service and network fees paid to the telecommunications providers under network service agreements related to WVAS business and production cost of CD masters, artist and songwriter royalties.
Gross profit. As a result of the foregoing, our gross profit increased 47.5% from RMB2,548.6 million in 2008 to RMB3,758.6 million (US$550.6 million) in 2009. Our gross profit margin, which is equal to our gross profit divided by our net revenues, remained stable, increasing from 71.4% in 2008 to 71.7% in 2009.
Shanda Games’s gross profit increased 52.2% from RMB1,887.4 million in 2008 to RMB2,873.2 million (US$420.9 million) in 2009. Shanda Games’s gross profit margin, which is equal to its gross profit divided by its net revenues, increased from 55.9% in 2008 to 59.8% in 2009.
Shanda Online’s gross profit increased 31.1% from RMB658.1 million in 2008 to RMB863.0 million (US$126.4 million) in 2009. Shanda Online’s gross profit margin, which is equal to its gross profit divided by Shanda Online’s net revenues, decreased from 83.9% in 2008 to 80.9% in 2009.
Others’ gross profit increased 137.4% from RMB96.3 million in 2008 to RMB228.6 million (US$33.5 million) in 2009. Others’ gross profit margin, which is equal to its gross profit divided by net revenues, increased from 35.9% in 2008 to 43.6% in 2009.
Operating expenses. Our operating expenses increased 55.4% from RMB1,106.3 million in 2008 to RMB1,719.2 million (US$251.9 million) in 2009. This increase was primarily due to the following reasons:
•	Our product development expenses increased 51.9% from RMB274.6 million in 2008 to RMB417.3 million (US$61.1 million) in 2009, primarily due to (i) an increase due to the increase in the headcount of research and development employees in 2009; (ii) an increase in outsourced product development costs as a result of our investments through Shanda Games’s 18 Capital investment fund; (iii) the consolidation of the financial results of Hurray! beginning in September 2009; and (iv) an increase of office expenses and employees’ expenses in the IIT. Product development expenses totaled approximately 7.7% and 8.0% of our net revenues in 2008 and 2009, respectively.

•	Our sales and marketing expenses increased 62.6% from RMB318.0 million in 2008 to RMB517.0 million (US$75.8 million) in 2009, primarily due to (i) an increase in our marketing promotion expenses in 2009 as a result of increased online and off-line marketing promotion activities for Shanda Games, Shanda Online and Shanda Literature; and (ii) an increase of RMB31.7 million in salary and benefits expenses in 2009 arising from an increase in the headcount of sales and marketing employees. Sales and marketing expenses totaled approximately 8.9% and 9.9% of our net revenues in 2008 and 2009, respectively.

•	Our general and administrative expenses increased 52.8% from RMB513.7 million in 2008 to RMB784.9 million (US$115.0 million) in 2009 primarily due to: (i) an increase in share-based compensation costs mainly due to the launch of a new employee incentive plan by Shanda Games; (ii) an increase in salary and benefits expenses in 2009, due to an increase in headcount of employees engaged in general and administrative work with our business expansion; (iii) an increase of depreciation of property, equipment and software due to business expansion and purchase of land use rights; (iv) an increase in business taxes in 2009, primarily due to the increased number of intercompany transactions as a result of the Reorganization, the increased volume of services which our PRC subsidiaries provided and revenue collected from our PRC operating companies; (v) an increase in consulting, legal and audit fees in 2009, primarily for Shanda Games’s initial public offering and business acquisition; (vi) an increase of rental and management fees due to business expansion; and (vii) an increase in other general and administrative expenses in 2009, which relate primarily to office expenses and traveling expenses. General and administrative expenses accounted for approximately 14.4% and 15.0% of our net revenues in 2008 and 2009, respectively.
Income from operations. As a result of the foregoing, our operating income increased from RMB1,442.3 million in 2008 to RMB2,039.4 million (US$298.8 million) in 2009. Our operating margin, which is equal to our operating profit divided by our net revenues, has remained stable from 40.4% in 2008 to 38.9% in 2009.
Income before income tax expenses, equity in losses of affiliated companies. Our income before income tax expenses, equity in losses of affiliated companies and non-controlling interests increased 48.2% from RMB1,522.4 million in 2008 to RMB2,255.9 million (US$330.5 million) in 2009. This increase was primarily due to the aforementioned factors and the following factors:
(i)	Interest expenses. Interest expenses increased from RMB30.0 million in 2008 to RMB100.7 million (US$14.8 million) in 2009 primarily due to (a) the amortization of debt issuance cost of Zero Coupon Senior Convertible Notes due 2014 which were issued in September 2008 and (b) the accrual of the interest expense of 2.0% Convertible Senior Notes due 2014 with effective interest method;

(ii)	Investment income. We had investment income of RMB8.2 million in 2008 and investment income of RMB42.5 million (US$6.2 million) in 2009. The higher investment income in 2009 primarily related to gains from the investments in marketable securities; and

(iii)	Other income. Our other income increased from RMB29.4 million in 2008 to RMB203.6 million (US$29.8 million) in 2009. Our other income in 2009 was primarily comprised of government financial incentives of RMB221.9 million (US$32.5 million), compared to RMB62.3 million in 2008, from local government authorities in China relating to business and income taxes we previously paid in the PRC.
Income tax expenses. Our income tax expenses increased 75.7% from RMB276.5 million in 2008 to RMB485.8 million (US$71.2 million) in 2009, primarily as a result of the net impact of the increase in our pre-tax income and the New EIT Law which became effective as of January 1, 2008 and applies a general enterprise income tax rate of 25% on both foreign-invested enterprises and domestic enterprises, unless such enterprise qualifies as a high and new technology enterprise or other preferential tax treatment.
As informed by the relevant tax bureau, Shanda Computer was recognized as a “Software Enterprise” and will be subject to a 0% income tax rate for the full year 2008 and a 50% tax reduction to an applicable rate from fiscal 2009 to fiscal 2011. As a result, Shanda Computer was subject to a 10% income tax rate in 2009. This resulted in the increase of the effective income tax rate from 18% in 2008 to 22% in 2009.
Equity in losses of affiliated companies. Our equity in losses of affiliates increased from RMB0.3 million in 2008 to RMB50.5 million (US$7.4 million) in 2009.

Net income. As a result of the foregoing, our net income increased 38.1% from RMB1,245.6 million in 2008 to RMB1,719.6 million (US$251.9 million) in 2009.
Net income attributed to non-controlling interests and redeemable preferred shares issued by a subsidiary. Our net income attributed to non-controlling interest increased from RMB16.9 million in 2008 to RMB127.0 million (US$18.6 million) in 2009 primarily due to (i) the increase of non-controlling interest of Shanda Games after the successful initial public offering of Shanda Games in September 2009 and (ii) net income attributed to redeemable preferred shares issued by a subsidiary increased 177.7% from RMB4.8 million in 2008 to RMB13.2 million (US$1.9 million) in 2009 as the shares were outstanding for the full year 2009.
Net income attributed to Shanda Interactive. As a result of the foregoing, our net income attributed to Shanda Interactive increased 29.6% from RMB1,228.7 million in 2008 to RMB1,592.6 million (US$233.3 million) in 2009.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Net revenues. Our net revenues increased 44.7% from RMB2,467.3 million in 2007 to RMB3,569.1 million in 2008.
Shanda Games’s net revenues were RMB3,376.8 million for the full year 2008, representing an increase of 45.4% from RMB2,322.8 million in 2007. Net revenues from MMORPGs increased from RMB2,016.1 million in 2007 to RMB2,987.8 million in 2008. Net revenues from advanced casual games increased from RMB280.4 million in 2007 to RMB358.9 million in 2008. The increase in its online game related revenues was primarily due to an increase in net revenues from Shanda Games’s existing MMORPGs and advanced casual games and the introduction and the full-year contribution of some of its new MMORPGs.
Shanda Online’s net revenues for the full year 2008 were RMB784.1 million, representing an increase of 32.0% from RMB593.9 million in 2007.
Other net revenues including our literature business, chess and board game platform, e-sports games platform and other businesses for the full year 2008 were RMB268.2 million, representing an increase of 72.9% from RMB155.1 million in 2007. This increase in other net revenue was primarily due to an increase in revenue from online advertisement, licensing of management software to Internet cafes and subscription fees from our original online and offline literature websites.
Cost of revenues. Our cost of revenues increased 26.4% from RMB807.1 million in 2007 to RMB1,020.5 million in 2008. This increase was primarily due to the following reasons:
Shanda Games’s cost of revenues, including platform fees, upfront and ongoing licensing fees for online games and other miscellaneous expenses, were RMB1,489.4 million for the full year 2008, representing an increase of 18.1% from RMB1,261.1 million in 2007. Platform fees increased 17.6% from RMB735.4 million in 2007 to RMB864.9 million in 2008 primarily due to the increased servers and services provided to support the growth in game player base. The increase in the number of servers was partially offset by the elimination or combination of server groups for existing online games, as well as the introduction of new virtualization technologies which improve server efficiency. Shanda Games’s upfront and ongoing licensing fees for online games increased 21.3% from RMB429.6 million in 2007 to RMB520.9 million in 2008 primarily due to the commercialization in 2008 of licensed games, which commenced the amortization of the upfront licensing fees, and the increase of revenues derived from licensed games, which was partially offset by the decrease in ongoing license fees as a result of the consolidation of Actoz’s financial results beginning in the third quarter of 2007.
Shanda Online’s cost of revenues for the full year 2008 were RMB126.0 million, representing an increase of 57.9% from RMB79.8 million in 2007. Server and equipment utilization costs increased primarily due to the increased servers and services provided to support the growth of our user base and growth of our revenues generated from our entertainment content offerings. The increase of expenses relating to our customer loyalty program also resulted in the increase of Shanda Online’s cost of revenues. Salary and benefits increased primarily due to a salary increase and the bonus granted to the employees directly engaged in the platform service provision as a result of implementing a performance-based incentive program.

Other cost of revenues for the full year 2008 were RMB171.9 million, representing an increase of 76.7% from RMB97.3 million in 2007. This increase in other cost of revenues was primarily due to the increased costs associated with the literary works published on our online literature platforms.
Gross profit. As a result of the foregoing, our gross profit increased 53.5% from RMB1,660.2 million in 2007 to RMB2,548.6 million in 2008. Our gross profit margin, which is equal to our gross profit divided by our net revenues, increased from 67.3% in 2007 to 71.4% in 2008 primarily due to the growth in net revenues.
Shanda Games’s gross profit increased 77.8% from RMB1,061.7 million in 2007 to RMB RMB1,887.4 million in 2008. Shanda Games’s gross profit margin, which is equal to its gross profit divided by Shanda Games’s net revenues, increased from 45.7% in 2007 to 55.9% in 2008.
Shanda Online’s gross profit increased 28.0% from RMB514.1 million in 2007 to RMB658.1 million in 2008. Shanda Online’s gross profit margin, which is equal to its gross profit divided by Shanda Online’s net revenues, decreased from 86.6% in 2007 to 83.9% in 2008.
Others’ gross profit increased 137.4% from RMB57.8 million in 2007 to RMB96.3 million in 2008. Others’ gross profit margin, which is equal to its gross profit divided by net revenues, decreased from 37.3% in 2007 to 35.9% in 2008.
Operating expenses. Our operating expenses increased 68.1% from RMB658.2 million in 2007 to RMB1,106.3 million in 2008. This increase was primarily due to the following reasons:
•	Our product development expenses increased 67.9% from RMB163.6 million in 2007 to RMB274.6 million in 2008, primarily due to (i) an increase of the headcount of research and development employees in 2008; (ii) the adoption of a new performance-based compensation structure; (iii) the consolidation of Actoz’s financial result beginning from the third quarter of 2007; (iv) an increase in outsourced product development costs. Product development expenses totaled approximately 6.6% and 7.7% of our net revenues in 2007 and 2008, respectively.

•	Our sales and marketing expenses increased 76.9% from RMB179.7 million in 2007 to RMB318.0 million in 2008, primarily due to (i) an increase in our marketing promotion expenses in 2008 as a result of our effort to enhance online and off-line marketing promotion activities to attract more new users; and (ii) an increase in salary and benefits expenses in 2008 arising from an increase of the headcount of sales and marketing employees. Sales and marketing expenses totaled approximately 7.3% and 8.9% of our net revenues in 2007 and 2008, respectively.

•	Our general and administrative expenses increased 63.1% from RMB314.9 million in 2007 to RMB513.7 million in 2008 primarily due to: (i) an increase of RMB68.5 million in salary and benefits expenses in 2008, due to an increase in headcount of employees engaged in general and administrative work; (ii) an increase of RMB74.6 million in business taxes in 2008, primarily due to the increased intercompany transaction as a result of the Reorganization and the increased volume of services which our PRC subsidiaries provided and revenue collected from our PRC operating companies; (iii) an increase in doubtful accounts provision expenses in 2008, mainly due to the overdue receivables from online advertising; (iv) an increase in consulting, legal and audit fees in 2008, primarily due to the group’s corporate restructuring; and (v) the increase of RMB24.3 million in other general and administrative expenses in 2008, which relate primarily to office expenses, traveling expenses, rental and management fees and amortization of intangible assets. General and administrative expenses accounted for approximately 12.8% and 14.4% of our net revenues in 2007 and 2008, respectively.
Income from operations. As a result of the foregoing, our operating income increased from RMB1,002.0 million in 2007 to RMB1,442.3 million in 2008. Our operating margin, which is equal to our operating profit divided by our net revenues, has remained stable from 40.6% in 2007 to 40.4% in 2008.

Income before income tax expenses, equity in loss of affiliated companies. Our income before income tax expenses, equity in loss of affiliated companies increased 7.1% from RMB1,421.5 million in 2007 to RMB1,522.4 million in 2008. This decrease was primarily due to the following factors:
(i)	Interest income. Our interest income increased from RMB65.8 million in 2007 to RMB72.6 million in 2008. This increase was primarily due to the increase in our average cash and cash equivalents balances in 2008 relative to those in 2007;

(ii)	Interest expenses. Following the application of ASC 470 (formerly referred to as FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement))”, we recorded retrospective impact on our Zero Coupon Senior Convertible notes due 2014 in the amount of RMB131.0 million which was reflected in 2007’s consolidated operation result and on our Zero Coupon Senior Convertible notes due 2011 in the amount of RMB19.7 million which was reflected in 2008’s consolidated operation result. It resulted in the decrease of interest expenses from RMB144.1 million in 2007 to RMB30.0 million in 2008.

(iii)	Investment income (loss). We had investment income of RMB469.8 million in 2007 and an investment income of RMB8.2 million in 2008. The higher investment income in 2007 primarily related to gains from the disposal of shares of SINA; and

(iv)	Other income. Our other income increased from RMB28.1 million in 2007 to RMB29.4 million in 2008. Our other income in 2008 primarily consisted of government financial incentives of RMB62.3 million, compared to RMB57.5 million in 2007, from local government authorities in China relating to business and income taxes we previously paid in the PRC.
Income tax expenses. Our income tax expenses increased 106.6% from RMB133.8 million in 2007 to RMB276.5 million in 2008, primarily the net impact of the increase in our pre-tax income and the new enterprise income tax law which became effective as of January 1, 2008 and applies a general enterprise income tax rate of 25% on both foreign-invested enterprises and domestic enterprises, unless such enterprise qualifies as a high and new technology enterprise or other preferential tax treatment as well as the expiration of tax holiday of certain subsidiaries. The effective income tax rate increased from 9% in 2007 to 18% in 2008 primarily due to the following:
In 2007, the Group sold 4 million ordinary shares of SINA, pursuant to Rule 144 for approximately US$129.6 million (RMB1.0 billion). On May 11, 2007 and May 15, 2007, the Group sold the remaining 1,066,344 and 1,051,934 shares of SINA in open-market transactions for US$38.1 million (RMB292.5 million) and US$38.4 million (RMB294.3 million), respectively. This related investment income was non-taxable income and it resulted in higher effective income tax rate in 2007.
Equity in losses of affiliated companies. Our equity in loss of an affiliate decreased from RMB15.5 million in 2007 to RMB0.3 million in 2008. Equity in loss of an affiliate includes an investment loss incurred in the first half of 2007 from Actoz, which we began to consolidate in the third quarter of 2007.
Net income. As a result of the foregoing, our net income decreased 2.1% from RMB1,272.2 million in 2007 to RMB1,245.6 million in 2008.
Net income attributed to non-controlling interests and redeemable preferred shares issued by a subsidiary. Our net income attributed to non-controlling interest increased from RMB7.0 million in 2007 to RMB16.9 million in 2008.
Net income attributable to Shanda Interactive. As a result of the foregoing, our net income attributable to Shanda Interactive decreased 2.9% from RMB1,265.2 million in 2007 to RMB1,228.7 million in 2008.
B. LIQUIDITY AND CAPITAL RESOURCES
Cash Flows and Working Capital
Cash flows and working capital reflect the consolidation of operation results of Shanda Games and Hurray!. To date, we have financed our operations through internally generated cash, the sale of our redeemable preferred shares to an investor in March 2003, our initial public offering of ADSs in May 2004 and the offering of the convertible notes in October 2004 and September 2008. On September 25, 2009, Shanda Games completed an initial public offering on the NASDAQ Global Select Market. As a result, we have received the net proceeds from Shanda Games’s initial public offering of US$980.8 million (equivalent to RMB6,697.4 million) relating to both the sale of new shares by Shanda Games, as well as our sale of a portion of our existing holding of Shanda Games shares. It led to the increase of cash and cash equivalents from RMB 3,397.8 million as of December 31, 2008 to RMB10,959.3 million (US$1,605.5 million) as of December 31, 2009.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in the years ended December 31, 2007, 2008 and 2009:

	For the year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,159,971.6	1,737,703.7	2,496,798.7	365,783.1
Net cash provided by/(used in) investing activities	1,687,789.2	(393,593.3)	(2,374,235.0)	(347,827.4)
Net cash (used in)/provided by financing activities	(2,053,295.7)	141,763.3	7,430,910.2	1,088,634.5
Effect of exchange rate change on cash	(101,064.8)	(73,330.8)	7,994.4	1,171.2
Net increase in cash and cash equivalents	693,400.3	1,412,542.9	7,561,468.3	1,107,761.4
Cash, beginning of period	1,291,901.2	1,985,301.5	3,397,844.4	497,787.0
Cash, end of period	1,985,301.5	3,397,844.4	10,959,312.7	1,605,548.4
Net cash provided by operating activities
We had net cash provided by operating activities of RMB2,496.8 million (US$365.8 million) in 2009 compared to RMB1,737.7 million in 2008. The cash provided by operating activities was primarily derived from our online games operations, advertising, costs and expenses associated with the literary works published on our online literature platforms and online literature works copyright acquisition, offline book publication, sales of our Internet cafe management software and revenues from wireless value-added services and music related to the consolidation of Hurray!’s financial results beginning from September 2009. The increase was primarily due to increase in our net income resulting from the growth of our business and our tight expense budget control. The increase in net cash provided by operating activity in 2009 was due to our net income attributable to our company of RMB1,719.6 million; an add-back of the non-cash expenses in the amount of RMB619.4 million, including share-based compensation expenses, depreciation of property and equipment, amortization of intangible assets, provision for losses on receivables and other assets, equity in loss of affiliated companies and unsettled interest expenses; an increase of RMB285.1 million in other payables and accruals; an increase in tax payable of RMB86.6 million due to an increase in our pre-tax income; and an increase of RMB31.7 million in licensing fees payable due to an increase in our revenues generated from licensed games. Our net cash provided by operating activities was partially reduced by payment of upfront licensing fees and prepayment of upfront licensing fees of RMB125.5 million relating to new online games that Shanda Games licensed from third parties and a decrease of RMB60.2 million in deferred revenue.
We had net cash provided by operating activities of RMB1,737.7 million in 2008 compared to RMB1,160.0 million in 2007. The cash provided by operating activities was primarily derived from our online games operations, advertising, subscription fees from our original online literature websites and sales of our Internet cafe management software. The increase was primarily due to increase in our net income resulting from the growth of our business and tight expense budget control. The increase in net cash provided by operating activity in 2008 was also due to an increase in deferred revenue.
Net cash provided by/(used in) investing activities
In 2009, we had net cash used in investing activities of RMB2,374.2 million (US$347.8 million), compared to net cash used in investing activities of RMB393.6 million in 2008. The net cash used in investing activities in 2009 mainly included an increase in bank deposits with maturity date over three months of RMB1,104.1 million (US$161.7 million), the payment of RMB702.1 million for the restricted cash through Shanda Games as the collateral for a loan in the amount equal to the US$102.5 million, the payment of RMB272.0 million (US$39.8 million) for the purchase of property, equipment, software and intangible assets, the increase of investments in subsidiaries of RMB206.0 million (US$30.2 million), prepayment for the purchase of land use rights and investments in affiliated companies, partially offset by a disposal in investment of marketable securities.

In 2008, we had net cash used investing activities of RMB393.6 million, compared to net cash provided by investing activities of RMB1,687.8 million in 2007. This decrease in 2008 was primarily due to the payment of RMB119.8 million for the purchase of property, equipment, software and intangible assets, an increase in bank deposits with maturity date over three months of RMB134.5 million, investments in affiliated companies an increase in investment of marketable securities and the increase of investments in subsidiaries, as compared to proceeds of RMB1,593.4 million from the sale of an aggregate of 6,118,278 shares of SINA, and proceeds of RMB448.5 million from the sale of UBS enhanced yield portfolio AA USD in 2007.
Net cash (used in)/provided by financing activities
In 2009, we had net cash provided by financing activities of RMB7,430.9 million (US$1,088.6 million), compared to net cash provided by financing activities of RMB141.8 million in 2008. Our cash provided by financing activities in 2009 was primarily due to the proceeds of RMB6,697.4 million (US$980.8 million) from Shanda Games’s initial public offering in September 2009, the proceeds of RMB89.6 million (US$13.1 million) in connection with the stock options exercised by our employees and our subsidiaries’ officers, directors and employees, and cash received from a loan of US$102.5 million through Shanda Games, equivalent to RMB702.1 million, which was partially offset by the payments for conversion of convertible debt related to Convertible Senior Notes due 2011.
In 2008, we had net cash provided by financing activities of RMB141.8 million, compared to net cash used in financing activities of RMB2,053.3 million in 2007. Our cash provided by financing activities was primarily due to the proceeds from issuance of US$175.0 million (RMB1,171.3 million) aggregated principal amount of 2% Convertible Senior Notes due 2011 in September 2008, the proceeds from issuance of 1,960 redeemable preferred shares to investors with a total amount of US$19.6 million (RMB140.0 million) by Grandpro and the proceeds in connection with the stock options exercised by our officers, directors and employees, which was partially offset by the payment for repurchase of stock of RMB1,212.8 million.
Restrictions on Cash Transfers to the Company
Our cash and cash equivalents primarily consist of cash on hand, demand deposits, and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Although we consolidate the results of our subsidiaries such as Shanda Games and Hurray! in our consolidated financial statements we do not have direct access to the cash and cash equivalents or future earnings of our subsidiaries.
To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our subsidiaries. Since substantially all of our operations are conducted through our indirect wholly and majority-owned China-based subsidiaries and VIEs, our subsidiaries may need to rely on dividends, loans or advances made by PRC subsidiary. Certain of these payments are subject to PRC taxes, including business taxes and value added tax, which effectively reduce the received amount. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments. See “Item 4. Organizational Structure” and “Item 10. Additional Information—Exchange Controls.”
In addition, PRC regulations currently permit payment of dividends of a PRC company only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our WFOEs are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the cumulative amount reaches 50% of their paid-in capital. These reserves are not distributable as cash dividends, or as loans or advances. Our WFOEs may also allocate a portion of their after-tax profits, as determined by their board of directors, to their staff welfare and bonus funds, and therefore may not be distributed to us.

We believe that our existing cash and cash equivalents, cash flows from operations, short-term investments and marketable securities will be sufficient to meet the anticipated cash needs for our operating activities, capital expenditures and other obligations for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments. We may sell additional equities or obtain credit facilities to enhance our liquidity position or to increase our cash reserves for future operations. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Please see “Exchange Controls” in Item 10 for a discussion of impediments to capital flows in and out of China.
From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment, which may have a material effect upon our liquidity and capital resources. Please see “Recent Acquisitions” in this Item 5 for a description of our significant investments, acquisitions and divestments.
Capital Expenditures
We made capital expenditures of RMB70.4 million, RMB113.8 million, and RMB294.0 million (US$43.1 million) in 2007, 2008 and 2009, respectively. Our capital expenditures increased in 2009 primarily owing to purchases of computer equipment and office premises (building and land use rights). To date, the capital expenditures have primarily consisted of purchases of online game network infrastructure, software, as well as office premises. Beginning from 2008, capital expenditures are presented on accrual basis instead of cash basis to better represent our businesses development.
Since we will continue to purchase servers and IT equipment for new game operations, extend our service platform, perform extensive network upgrades and office expansion and purchase land for office expansion and/or other business initiatives, we expect the capital expenditures in 2010 to increase.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
We currently focus our research and development activities principally on the development of updates, expansion and sequels of our online game related content, the development of integrated service platform and wireless value-added services.
Our research and development efforts and plans consist of:
•	outsourcing and in-house development of updates, expansions and sequels of our existing online game related content;

•	sourcing new games via co-development, investment and in-house development;

•	improving, via internal and outsourcing research and development, our integrated service platform, including our digital content delivery system, unified billing and payment system, customer relationship management system, and user authentication system and related security;

•	improving our server management and control systems;

•	maintaining our internal billing and transmission records related to wireless value-added services; and

•	future development of the IIT.
Our research and development expenditures were RMB163.6 million, RMB274.6 million and RMB417.3 million (US$61.1 million) in 2007, 2008 and 2009, respectively.
D. TREND INFORMATION
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. OFF-BALANCE SHEET ARRANGEMENTS
In connection and concurrently with the issuance of preferred shares of US$19.6 million by Grandpro in 2008, we provide a full guarantee to the investors in respect of the performance of Grandpro’s redemption obligations under the agreements.
Except for the guarantee mentioned above, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
The following table sets forth our contractual obligations as of December 31, 2009:

	Payments Due by Period
		Less than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
Operating lease obligations:
Office premises	19.7	13.0	6.7	—	—
Computer equipment and others	51.7	44.7	7.0	—	—
Purchase of property and equipment and intangible asset obligations	99.6	55.2	44.4	—	—
Convertible debt principal	1,135.3	—	1,135.3	—	—
Convertible debt related interest expense*	39.3	22.7	16.6	—	—

Total contractual obligations	1,345.6	135.6	1,210.0	—	—

*	2.0% Convertible Senior Notes due 2011 bears interest at a fixed rate of 2.0% per annum.
As of December 31, 2009, substantially all of our operating lease arrangements for servers and related services provide for the calculation of lease payments based on formulas that reference the actual number of users of the relevant servers. Our rental expenses under these operating leases were RMB23.0 million, RMB21.9 million and RMB11.9 million (US$1.7 million) in 2007, 2008 and 2009, respectively. As future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments shown above. As of December 31, 2009, we had entered into maintenance contracts in relation to the servers we owned amounting to RMB48.0 million (US$7.0 million).
In June 2009, Shengqu, a subsidiary of Shanda Games, entered into an arrangement with a bank in China whereby Shengqu obtained a loan of US$102.5 million to be repaid in June 2010. The loan accrues interest at 1.35% per annum and is collateralized with Shengqu’s Renminbi cash deposit of RMB702 million. The interest earned from the Renminbi cash deposit is 2.25% per annum. In connection with the loan, Shengqu also entered into a foreign currency forward contract with the same bank by fixing the exchange rate of U.S. dollar to RMB at 6.8445 at the time it repays the U.S. dollar loan. We recorded the foreign currency forward contract as a derivative and marked it to market at each balance sheet date. The loan is re-measured at each period end to Shengqu’s functional currency, Renminbi, and is netted off against its Renminbi cash deposit due to the existence of a legal setoff right. As of December 31, 2009, the financial liability related to the forward contract is not material.
In September 2008, we issued US$175 million (equivalent to RMB1,197 million) in aggregate principal amount of the Convertible Notes. For additional information on the Convertible Notes, see Note 18(2) to our consolidated financial statements included herein.
As of December 31, 2009, we had capital commitments for the purchase of property and equipment, and game license in the aggregate amount of RMB99.6 million (US$14.6 million).
Apart from the foregoing and the convertible notes described above, as of December 31, 2009, we had no significant impairment or did not have any other long-term debt obligations, operating lease obligations or purchase obligations.
We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth certain information relating to our directors and executive officers as of March 31, 2010. The business address of each of our directors and executive officers is No. 208 Juli Road, Pudong New Area, Shanghai 201203, China.

Name	Age	Position
Tianqiao Chen(1)	36	Chairman of the Board and Chief Executive Officer
Qunzhao Tan	34	Non-executive Director
Danian Chen	31	Director, Chief Operating Officer
Qianqian Luo(1)	33	Non-executive Director
Jingsheng Huang(2)	52	Independent Director
Chengyu Xiong(2)	55	Independent Director
Zhao Kai(2)	65	Independent Director
Jin Zhang	36	Vice President
Grace Wu	39	Director, Chief Financial Officer
Haifa Zhu	37	Chief Investment Officer
Danning Mi	41	Chief Information Officer

(1)	Member of the compensation committee.

(2)	Member of the audit committee.
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
Qunzhao Tan has served as a member of our board of directors in October 2006. Mr. Tan previously served as our president from April 2008 to January 2010, chief technology officer from July 2003 to January 2010, senior executive vice president from June 2006 to April 2008, senior vice president from August 2005 to June 2006, vice president from July 2003 to August 2005 and director of research and development from November 1999 to July 2003. Prior to joining us, Mr. Tan worked as an assistant in the Institute of Clean Coal Technology of East China University of Science and Technology from July 1996 to November 1999. Mr. Tan serves as a member of the board of directors of Actoz. Mr. Tan holds a bachelor’s degree in chemical engineering from East China University of Science and Technology.
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
Kai Zhao has served as our director since 2009. Mr. Zhao previously served as dean of the Journalism School of Fudan University, secretary general of the China Communist Party (CCP) committee of Wenhui-Xinmin United Press Newspaper Group, chief editor of Liberation Daily and secretary general of the CCP committee of Shanghai Municipal Radio, Film and Television Bureau as well as in various managerial roles at Shanghai Municipal Radio and Television Bureau, Oriental Radio Station, Shanghai People’s Radio Station and Qinghai Daily. Mr. Zhao received a Bachelor of Arts in Journalism from Fudan University, Shanghai in 1962.
Jin Zhang has served as vice president since June 2009. Prior to joining us, Ms. Zhang held roles as vice president in Lenovo Group, in charge of Human Resources in Great China, India, Russia and other global emerging markets. Ms. Zhang has years of experience in human resources management and was in charge of organization development, C&B management, strategic planning in human resources from 2002 — 2009. From 1999 — 2002, Ms. Zhang held various positions in Lenovo, including strategy department manager and quality management department manager. Ms. Zhang holds a master’s degree in Management from Renmin University of China.
Grace Wu has served as chief financial officer since November 2007 and as our director since December 2007. Ms. Wu previously served as our vice president of strategic investments. Prior to joining us, Ms. Wu was responsible for financial planning and analysis, investor relations and capital markets activities of AU Optronics Corp. Prior to that, Ms. Wu worked at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets and investment banking divisions. Ms. Wu holds a bachelor’s degree from National Taiwan University and a Master of International Affairs degree in international banking and finance from Columbia University.
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
B. COMPENSATION
In 2009, the aggregate cash compensation paid to our directors and executive officers as a group was RMB16.48 million (US$2.41 million). In addition, an aggregate of 2,865,000 restricted ordinary shares of Shanda Games were granted to our directors and officers in 2009. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.
Equity Compensation Plans
In order to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, employees and other eligible persons, we have adopted our 2003 Share Incentive Plan and our 2005 Equity Compensation Plan. In March 2003, our board of directors adopted the 2003 Share Incentive Plan. An aggregate of 13,309,880 ordinary shares were reserved for issuance under the 2003 Plan.
In October 2005, our shareholders approved the 2005 Equity Compensation Plan at our annual general meeting of shareholders. An aggregate of 7,449,235 ordinary shares, which is equal to approximately 5.9% of our issued and outstanding ordinary shares as of March 31, 2010, were reserved for issuance under the 2005 Equity Compensation Plan.

The table set forth below summarizes stock option activity under the plans for the years ended December 31, 2007, 2008 and 2009:

	2007		2008		2009
		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
	Outstanding	(US$)	Outstanding	(US$)	Outstanding	(US$)
Outstanding at beginning of year	7,567,237	5.55	5,257,841	7.68	4,018,513	8.48
Granted	1,080,000	14.03	110,000	15.65	—	—
Exercised	(3,009,246)	4.60	(1,227,728)	4.97	(1,390,333)	7.61
Forfeited	(370,900)	7.42	(120,850)	15.89	(70,004)	14.72
Expired	(9,250)	15.01	(750)	15.55	—	—
Outstanding at end of year	5,257,841	7.68	4,018,513	8.48	2,558,176	8.78

Vested and exercisable at end of year	1,398,925	3.98	1,838,647	6.92	1,446,927	8.01

Upon the adoption of the 2005 Equity Compensation Plan, we ceased granting options pursuant to the 2003 Share Incentive Plan. As of December 31, 2009, options to purchase 4,469,038 ordinary shares were available for grant under the 2003 Share Incentive Plan and the 2005 Equity Compensation Plan. The table set forth below summarizes outstanding and exercisable stock options under the 2003 Share Incentive Plan and the 2005 Equity Compensation Plan as of December 31, 2009

	Options outstanding at December 31, 2009			Options exercisable at December 31, 2009
		Weighted Average
		Remaining
Exercise Prices	Number	Contractual Life	Weighted Average		Weighted Average
(US$)	Outstanding	(years)	Exercise Price (US$)	Number Outstanding	Exercise Price (US$)
1.516	362,831	3.25	1.516	362,831	1.516
5.50	31,149	4.25	5.50	31,149	5.50
6.8505	1,247,110	6.50	6.8505	593,361	6.8505
8.00	35,850	4.57	8.00	35,850	8.00
11.6406	425,702	3.31	11.6406	128,202	11.6406
15.02	10,000	4.48	15.02	2,500	15.02
15.33	83,078	5.07	15.33	83,078	15.33
15.55	42,800	5.08	15.55	42,800	15.55
16.86	29,656	5.58	16.86	29,656	16.86
17.60	15,000	4.01	17.60	—	17.60
18.0287	100,000	3.77	18.0287	50,000	18.0287
18.64	100,000	3.79	18.64	50,000	18.64
19.09	75,000	3.83	19.09	37,500	19.09

Total:	2,558,176			1,446,927

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

The table below sets forth the option grants made to our directors and executive officers pursuant to the plan as of March 31, 2010.

	Number of Shares
	Underlying Options	Per Share Exercise Price
Name	Granted	(in US$)	Date of Grant	Date of Expiration
Tianqiao Chen	266,198	1.516	March 31, 2003	March 31, 2013
Danian Chen	266,198	1.516	March 31, 2003	March 31, 2013
Qianqian Luo	266,198	1.516	March 31, 2003	March 31, 2013
Jingsheng Huang	*	1.516	March 31, 2003	March 31, 2013
Qunzhao Tan	2,129,581	1.516	March 31, 2003	March 31, 2013
Qunzhao Tan	150,000	6.8505	June 28, 2006	June 28, 2016
Grace Wu	*	18.0287	October 8, 2007	October 8, 2013
Haifa Zhu	*	5.5	March 1, 2004	March 1, 2014
Haifa Zhu	*	15.55	January 28, 2005	January 28, 2015
Haifa Zhu	*	6.8505	June 28, 2006	June 28, 2016
Haifa Zhu	*	11.6406	March 24, 2007	March 24, 2013
Danning Mi	*	16.86	August 1, 2005	August 1, 2015
Danning Mi	*	6.8505	June 28, 2006	June 28, 2016

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.
In November 2008, Shanda Games adopted its 2008 Equity Compensation Plan which provides for the issuance of up to 44,000,000 shares.
Our 2008 Equity Compensation Plan is administered by Shanda Games’s compensation committee, which has the discretion to award equity compensation grants. Subject to the provisions of the 2008 Equity Compensation Plan, including the limits upon the number of ordinary shares reserved for issuance under these plans, Shanda Games’s compensation committee determines who will receive equity compensation awards, the type and timing of awards to be granted, vesting schedules, exercise prices and other terms and conditions of the awards.
The table below sets forth the option grants made to our directors and executive officers pursuant to the Shanda Games 2008 Equity Compensation Plan as of March 31, 2010.

	Number of Class A
	Ordinary Shares of
	Shanda Games to be		Exercise Price
	Issued Upon Exercise of		Per Class A
Name	Options		Ordinary Share	Date of Grant	Date of Expiration
			(in US$)
Qunzhao Tan	*		3.40	March 19, 2010	March 19, 2020
	*	(1)	—	September 7, 2009	September 7, 2019
Danian Chen	*	(1)	—	September 7, 2009	September 7, 2019
Jingsheng Huang	*	(1)	—	September 7, 2009	September 7, 2019
Chengyu Xiong	*	(1)	—	September 7, 2009	September 7, 2019
Zhao Kai	*	(1)	—	September 7, 2009	September 7, 2019
Jin Zhang	*	(1)	—	September 7, 2009	September 7, 2019
Grace Wu	*	(1)	—	September 7, 2009	September 7, 2019
Haifa Zhu	*	(1)	—	September 7, 2009	September 7, 2019
Danning Mi	*	(1)	—	September 7, 2009	September 7, 2019

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

(1)	Restricted shares.
For a description of our past stock option compensation expense and recent accounting changes, see “Item 5 Operating and Financial Review and Prospects–A. Operating Results–Critical Accounting Policies–“Share-based Compensation.”

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
Our board has determined that three members of our board of directors, namely Mr. Huang, Mr. Xiong and Mr. Wu, are “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Marketplace Rules.
Board Committees
Our board of directors has established an audit committee and a compensation committee.
Audit Committee
Our audit committee currently consists of Jingsheng Huang, Chengyu Xiong and Kai Zhao. Our board of directors has determined that all of our audit committee members are independent directors within the meaning of Rule 5605(a)(2) of the NASDAQ Marketplace Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.
Our audit committee is responsible for, among other things:
•	selecting the independent auditors and preapproving all auditing and nonauditing services permitted to be performed by the independent auditors;
•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, the internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.
Compensation Committee
Our current compensation committee consists of Tianqiao Chen and Qianqian Luo. Neither Mr. Chen nor Ms. Luo satisfy the “independence” requirements of the NASDAQ Marketplace Rules or meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from Rule 5605(d)(1)(B) of the NASDAQ Marketplace Rules that requires the compensation committees of U.S. companies to consist solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of our compensation committee. Our compensation committee is responsible for:
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
D. EMPLOYEES
As of December 31, 2007, 2008 and 2009, we had 2,564, 3,124 and 5,721 full-time employees, respectively. The following table sets forth the number of our employees by business line as of December 31, 2009:

	As of December 31, 2009
	Number	Percent
Headquarters	465	8.1
Shanda Online	1,389	24.3
Shanda Games	1,959	34.2
Hurray! and certain of its affiliates	397	6.9
Others	1,511	26.4

Total	5,721	100.0

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In addition to the benefits that we are required to provide to our employees pursuant to PRC regulations, we also provide life insurance and supplemental medical and housing insurance. The total amount of contributions we made to employee benefit plans in 2007, 2008 and 2009 were RMB37.0 million, RMB46.1 million and RMB71.8 million (US$10.5 million), respectively.
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
E. SHARE OWNERSHIP
Please see Item 7.A.
Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of March 31, 2010:
•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own ordinary shares within the meaning of Rule 13d-3 of the Exchange Act.
Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 125,549,424 ordinary shares outstanding as of March 31, 2010.

	Shares Beneficially Owned
Name	Number	Percentage of Total
Tianqiao Chen(1)	62,454,538	49.7%
Premium Lead Company Limited(2)	60,000,000	47.8%
Crystal Day Holdings Limited(3)	11,938,212	9.5%
FMR LLC(4)	15,714,114	12.5%
Orbis Group(5)	13,732,752	10.9%
Qianqian Luo(6)	2,454,538	2.0%
Jingsheng Huang	*	*
Qunzhao Tan(7)	1,468,781	1.2%
Danian Chen(8)	1,156,270	0.9%
Grace Wu	*	*
Haifa Zhu	*	*
Danning Mi	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this table, would beneficially own less than 1% of our ordinary shares.

(1)	Represents 60,000,000 ordinary shares owned by Premium Lead and 2,454,538 ordinary shares, comprised of 1,227,269 ADSs, held by DBS Trustees Limited acting as trustees of the Jade Trust. Ordinary shares held by DBS Trustees Limited acting as trustees of the Jade Trust are held for the benefit of Tianqiao Chen and his family members. The number of shares was taken from the Schedule 13G filed with the SEC by Tianqiao Chen on January 15, 2008. The percentage of beneficial ownership was calculated based on the amount of our ordinary shares outstanding as of March 31, 2010.

(2)	Tianqiao Chen is the sole shareholder of Shanda Media Limited, which owns 60% of First Step Investment Limited. First Step Investment Limited owns 60% of Premium Lead. Tianqiao Chen is a director of First Step Investment Limited and Premium Lead. The number of shares was taken from the Schedule 13G filed with the SEC by Premium Lead on January 15, 2008. The percentage of beneficial ownership was calculated based on the amount of our ordinary shares outstanding as of March 31, 2010.

(3)	Crystal Day Holdings Limited, a Hong Kong corporation, is wholly-owned by Silver Rose Investment Limited. Silver Rose Investment Limited is a British Virgin Islands corporation, which in turn is wholly-owned by HSBC International Trustee Limited acting as trustee of The C&T Trust. The number of shares was taken from the Schedule 13G filed with the SEC by Crystal Day Holdings Limited on January 7, 2008. The percentage of beneficial ownership was calculated based on the amount of our ordinary shares outstanding as of March 31, 2010.

(4)	The number of shares was taken from the Schedule 13G filed with the SEC by FMR LLC on February 16, 2010. The percentage of beneficial ownership was calculated based on the amount of our ordinary shares outstanding as of March 31, 2010.

(5)	The number of shares was taken from the Schedule 13G filed with the SEC by Orbis Group on January 11, 2010. The percentage of beneficial ownership was calculated based on the amount of our ordinary shares outstanding as of March 31, 2010.

(6)	Represents 2,454,538 ordinary shares, comprised of 1,227,269 ADSs, held by DBS Trustees Limited acting as trustees of the Jade Trust. Ordinary shares held by DBS Trustees Limited acting as trustees of the Jade Trust are held for the benefit of Tianqiao Chen and his family members. Ms. Luo is our director and the wife of Tianqiao Chen, our chairman and chief executive officer.

(7)	These ordinary shares, or stock options to purchase ordinary shares, are held by DBS Trustees Limited acting as Trustees of the Three Gorges Trust for the benefit of Qunzhao Tan and his family members.

(8)	Represents 1,156,270 ordinary shares, comprised of 198,000 ordinary shares and 479,135 ADSs, held by DBS Trustees Limited acting as trustees of the Chi Feng Trust. Ordinary shares held by DBS Trustees Limited acting as trustees of the Chi Feng Trust are held for the benefit of Danian Chen and his family members.
None of our existing shareholders have voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2010, of the 125,549,424 issued and outstanding ordinary shares, approximately 50% of those ordinary shares were held in the United States in the form of ADSs by nine registered ADS holders.
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

Shareholder Rights and Corporate Governance
Transfer of Ownership when Permitted by Law. On December 30, 2003, Shengqu entered into a purchase option and cooperation agreement, or the purchase option agreement, with Tianqiao Chen, Danian Chen and Shanda Networking. Effective as of July 1, 2008, Shengqu assigned the purchase option agreement to Shanda Computer. Due to the assignment, Tianqiao Chen and Danian Chen jointly granted Shanda Computer an exclusive option to purchase all of their equity interest in Shanda Networking, and Shanda Networking granted Shanda Computer an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law or (2) to the extent permitted by law, with respect to his individual interest, either Tianqiao Chen and Danian Chen ceases to be a director or employee of Shanda Networking or desires to transfer his equity interest in Shanda Networking to a third party. Shanda Computer may purchase such interest or assets by itself or designate another party to purchase such interest or assets. The exercise price of the option will be the lowest price permitted by PRC law, or a pro rata portion thereof for a purchase of a portion of the equity interest in, or assets of, Shanda Networking. Shanda Computer will bear the tax consequences of Tianqiao Chen and Danian Chen caused by any exercise by Shanda Computer of the option to purchase the equity interest in Shanda Networking. Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered. Pursuant to the purchase option agreement, at all times before Shanda Computer acquires 100% of Shanda Networking’s shares or assets, Shanda Networking may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance relates to the daily operation of Shanda Networking or has been disclosed and consented to in writing by Shengqu; (2) enter into any transaction which may have a material effect on Shanda Networking assets, liabilities, operations, equity or other legal interests unless such transaction relates to the daily operation of Shanda Networking or has been disclosed and consented to in writing by Shanda Computer; and (3) distribute any dividends to its shareholders in any manner, and Tianqiao Chen and Danian Chen may not cause Shanda Networking to amend its articles of association to the extent such amendment may have a material effect on Shanda Networking’s assets, liabilities, operations, equity or other legal interests except for pro rata increases of registered capital required by law.
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
Other Related Party Transactions
Game License Agreements with Actoz. On November 26, 2008, Shanda Games entered into an agreement with Actoz to extend the term of our exclusive license to operate Mir II in China for up to eight years. Shanda Games has also entered into agreements with Actoz for an exclusive license to operate other online games in China, such as Lazeska. Shanda Games currently owns approximately 52.0% of the outstanding stock of Actoz.
Sale of Equity Interest of Actoz. On May 29, 2009, we entered into an agreement to sell all of our ordinary shares in Actoz, which represented 53.8% of the outstanding shares of Actoz, to Shanda Games in consideration for approximately US$70.2 million in cash.
Operational Agreements.
•	Shengfutong, which is a subsidiary of Shanda Networking, and the Shulong entities entered into a sales agency agreement pursuant to which Shengfutong has agreed, for a period of five years commencing on July 1, 2008, to be the exclusive sales agency of the Shulong entities for the distribution of pre-paid cards which can be used to access and play Shanda Games’s MMORPGs and advanced casual games on Shanda Online’s integrated service platform. Shanda Games has agreed to pay the Shanda Networking entities an amount equal to the difference between (x) the amount Shengfutong receives from distributors or users from the sale of the pre-paid cards and (y) a fixed percentage of the face value of a pre-paid card as agreed upon between Shanda Networking, Nanjing Shanda and Shanda Games.

•	Shanda Networking and Nanjing Shanda, on the one hand, and the Shulong entities, on the other hand, entered into a cooperation agreement which provides that Shanda Networking and Nanjing Shanda should provide certain online e-commerce platform services to Shanda Games for a period of five years commencing on July 1, 2008. The services Shanda Networking and Nanjing Shanda have agreed to provide Shanda Games include, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, pre-paid card marketing and distribution and data support services. Shanda Games will pay Shanda Networking a fee which is equal to a fixed percentage of the portion of the face value of the pre-paid cards that are used in Shanda Games’s MMORPGs and advanced casual games.
Item 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
Please see “Item 18. Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.
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
B. SIGNIFICANT CHANGES
Since the date of the audited financial statements included as a part of this annual report, the following significant changes have occurred:
In January 2010, Hurray! completed its acquisition of Ku6, an online video site in China.
In January 2010, Shanda Games acquired Goldcool Holdings Limited, a Shanghai-based online game developer and operator.

In January 2010, Shanda Games acquired Mochi Media, a leading platform for distributing and monetizing browser-based games worldwide.
In April 2010, Shanda Literature acquired 55% of the outstanding shares of Beijing Wangwen Xinyue Technology Co., Ltd., or Readnovel, which operates Readnovel.com.
In May 2010, Shanda Literature acquired 70% of the equity interest of Suzhou Jingwei Network Technology Co., Ltd., which operates the online literature website www.xxsy.com.
In May 2010, Hurray! announced that it agreed to sell all of its equity interest in Huayi Music to Huayi Brothers Media Corporation for an aggregate consideration of RMB34.5 million. Concurrently, Hurray! announced that it has terminated its agreements with Beijing Brothers ShengShi Enterprise Management Co., Ltd. and Beijing QiXinWeiYe Culture Development Co., Ltd., which were entered into when Hurray! purchased its equity interest in Huayi Music.
Item 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
Price Range of American Depositary Shares
Our ADSs, each representing two of our ordinary shares, have been listed on The NASDAQ Global Market since May 13, 2004. Our ADSs trade under the symbol “SNDA.” The following table provides the high and low sale prices for our ADSs on The NASDAQ Global Select Market for (1) the years 2005, 2006, 2007, 2008 and 2009, (2) each of the quarters since the first quarter of 2008, and (3) each of the most recent six months. On May 14, 2010, the last reported sale price for our ADSs was US$43.50 per ADS.

	Market Price (US$)
	High	Low
Yearly highs and lows
Year 2005	42.90	14.80
Year 2006	22.21	12.23
Year 2007	39.89	20.59
Year 2008	37.60	21.08
Year 2009	63.66	26.19
Quarterly highs and lows:
First quarter 2008	34.89	25.91
Second quarter 2008	37.60	26.44
Third quarter 2008	30.74	22.06
Fourth quarter 2008	32.36	21.08
First quarter 2009	39.53	26.19
Second quarter 2009	63.66	40.80
Third quarter 2009	61.93	45.40
Fourth quarter 2009	53.14	40.34
First quarter 2010	59.00	38.50
Second quarter 2010 (April 1, 2010 through May 14, 2010)	46.34	42.38
Monthly highs and lows:
November 2009	50.41	45.20
December 2009	53.14	50.38
January 2010	59.00	46.06
February 2010	49.60	44.96
March 2010	44.98	38.50
April 2010	46.34	43.32
May 2010 (May 1, 2010 through May 14, 2010)	46.00	42.38
B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
Our ADSs, each representing two of our ordinary shares, have been listed on The NASDAQ Global Market since May 13, 2004 under the symbol “SNDA.”
D. SELLING SHAREHOLDER
Not applicable.

E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.
Item 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-114177) filed with the SEC on May 7, 2004.
C. MATERIAL CONTRACTS
We have not entered into any material contracts other than in the ordinary course of business or other than those described in “Item 4. Information on the Company” and elsewhere in this annual report.
D. EXCHANGE CONTROLS
Most of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar, and the Korean Won, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified bank around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further reevaluation and a significant fluctuation of the exchange rate of the Renminbi against the U.S. dollar, including possible devaluations. As most of our revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations.
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

For more information about foreign exchange control and other foreign exchange regulations in China, see “Risk Factors” in Item 3.
E. TAXATION
The following is a general summary of certain Cayman Islands, PRC and U.S. federal income tax considerations relevant to holders of our ADSs. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular holder of our ADSs. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our securities. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
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
People’s Republic of China Taxation
In 2007, China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on dividends payable to our non-PRC shareholders and, while less clear, with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains. See “Risk Factors—Risk Relating to Our ADSs—We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC withholding tax.”
If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.
U.S. Federal Income Taxation
The following summary describes certain U.S. federal income tax consequences of owning and disposing of our ADSs as of the date hereof, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold our ADSs. The discussion is applicable to U.S. Holders (as defined below) who hold our ADSs as capital assets. As used herein, the term “U.S. Holder’’ means a holder of an ADS that is for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
This summary does not describe all of the U.S. federal income tax consequences that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•	a person holding our ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person whose “functional currency” is not the U.S. dollar; or

•	a person who has acquired our ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.
The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code’’), and proposed, temporary and final regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.
If a partnership holds ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs, you should consult your tax advisors.
This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances. If you are considering the purchase, ownership or disposition of our ADSs, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.
The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of American depositary shares and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the described availability of the reduced tax rate for dividends received by certain non-corporate holders below could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs
If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.
Taxation of Dividends
We do not anticipate paying dividends on our ordinary shares or indirectly on our ADSs, in the foreseeable future. See “Dividend Policy” in Item 8.
Subject to the “Passive Foreign Investment Company Rules” discussion below, the gross amount of distributions on the ADSs will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We do not expect to maintain earnings and profits calculations in accordance with U.S. federal income tax principles. Therefore, it is expected that a distribution will generally be reported as a dividend. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by the depositary. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.
Subject to the description above regarding concerns expressed by the U.S. Treasury and subject to applicable limitations, dividends paid to certain non-corporate U.S. investors in taxable years beginning before January 1, 2011 may be taxable at a maximum of 15%. You should consult your own tax advisors regarding the availability of the reduced tax rate on dividends given your particular circumstances.
To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).
As described in “Taxation — People’s Republic of China Taxation,” if we were deemed to be a resident enterprise under PRC tax law, dividends paid with respect to our ADSs might be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. The amount of the dividend generally will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations (including, among other things, a specified minimum holding period for the ADSs during which you are not protected from risk of loss), and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, any PRC income taxes withheld from dividends will be creditable against the your U.S. federal income tax liability. The rules governing foreign tax credits are complex, and you should consult your tax advisors regarding the creditability of foreign taxes in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such PRC taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.
Taxation of Capital Gains
For U.S. federal income tax purposes and subject to the discussion under “Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale or exchange of ADSs in an amount equal to the difference between the amount realized for the ADSs and your tax basis in the ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S.-source gain or loss.

As described in “Taxation—People’s Republic of China Taxation,” if we were deemed to be a resident enterprise under PRC tax law, gains from dispositions of our ADSs may be subject to PRC withholding tax. In that case, your amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any such gain of yours would generally be characterized as U.S.-source income, if you are eligible for the benefits of the income tax treaty between the United States and the PRC you may be able to elect to treat the disposition gain as foreign-source gain for foreign tax credit purposes. You should consult your tax advisors regarding your eligibility for benefits under the income tax treaty between the United States and the PRC and the creditability of any PRC withholding tax on disposition of gains in your particular circumstances.
Passive Foreign Investment Company Rules
It is not clear whether or not we were a passive foreign investment company (a “PFIC”) for the taxable year ending December 31, 2009, and whether or not we are or will be one in the future. That determination is subject to uncertainty because it is not clear how the VIE agreements between the PRC operating companies and us will be treated for purposes of the PFIC rules, and because of the uncertainty with respect to the valuation of our assets as well as the uncertain characterization of our assets and income, including goodwill, for purposes of the PFIC rules.
In general, we will be a PFIC for any taxable year in which:
•	at least 75% of our gross income is passive income; or

•	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.
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
PFIC classification is tested annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules discussed below.
Provided that you do not make a mark-to-market election described below, if we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs. Distributions received in a taxable year will be treated as excess distributions to the extent they exceed 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends paid by us in taxable years beginning before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs in any year in which we are classified as a PFIC.
If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

Alternative treatment will be available if you make a valid election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the NASDAQ Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.
If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election and whether making the election would be advisable in your particular circumstances.
We do not intend to provide information necessary for you to make a “qualified electing fund” election, which if available would result in tax treatment different from the general tax treatment for PFICs described above (which alternative tax treatment could, in certain circumstances, mitigate the adverse tax consequences of holding shares in a PFIC).
You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs if we are considered a PFIC in any taxable year.
Information Reporting and Backup Withholding
In general, information reporting will apply to dividends in respect of our ADSs and the proceeds from the sale, exchange or redemption of our ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.
Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENTS BY EXPERTS
Not applicable.
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
We will furnish to The Bank of New York, Mellon, as depositary of our ADSs, copies of our annual report. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs by e-mail. Hard copies of our annual report will be provided on demand. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.
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
Not applicable.
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
Foreign Currency Risk
Most of our revenues and expenses are denominated in Renminbi, with a portion in U.S. dollar and Korean Won. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our PRC companies. Based on the amount of our cash and cash equivalents as of December 31, 2009, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB730 million (US$106.9 million) of our total amount of cash and cash equivalents.
In China, very limited hedging transactions are available to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. See “Exchange Controls” in Item 10, “Additional Information.”

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
D. American Depositary Shares
The Bank of New York, Mellon is our Depositary for our American Depositary Receipt (“ADR”) program. The Depositary’s office is located at 101 Barclay Street, New York, New York, 10286, U.S.A. Our ADRs are traded under the code “SNDA” on the NASDAQ Global Select Market. Each of our ADRs represents two shares of par value US$0.01 per share.
Holders of our ADRs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

Persons depositing or withdrawing shares or
surrendering or being issued ADRs must pay:	For:

Taxes, stamp duty and other governmental charges	•	As necessary

Registration fees	•	For the registration of transfers of ADSs

Cable, telex and facsimile transmission expenses	•	As necessary

A fee of $5.00 or less per 100 ADS	•	The execution and delivery of ADRs and the surrender of ADRs

	•	Distributions other than cash, shares, or rights to subscribe for additional shares

A fee of $0.02 or less per ADS	•	Any cash distributions

	•	For depositary services, except to the extent a fee of $.02 was charged for any cash distributions during the same calendar year

Any charges, fees or expenses incurred by the Depositary or its agents for servicing the deposited securities (which charge shall be payable at the sole discretion of the Depositary by billing holders for such charge or by deducting such charge from one or more cash dividends or other cash distributions).
	•	As necessary
The Depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with the program. For the year ended December 31, 2009, the Depositary reimbursed $243,118 for costs related to the program.
PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A. – D. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
Not applicable.

E. USE OF PROCEEDS
Not applicable
Item 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this annual report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in by the SEC’s rules and regulations.
Management’s Report on Internal Control over Financial Reporting
Management of Shanda Interactive Entertainment Limited (together with its consolidated subsidiaries, the “Group”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Group’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the Group conducted an assessment of the effectiveness of its internal control over financial reporting based upon criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. Based on this assessment, management determined that the Group’s internal control over financial reporting was effective as of December 31, 2008.
The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, as stated in its report included on page F-2.
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Jingsheng Huang qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.

Our board of directors has determined that Mr. Jingsheng Huang is independent as such term is defined by Rule 5605 of the NASDAQ Marketplace Rules.
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

	For the year ended December 31,
	2008	2009
	RMB	RMB	US$
	(in thousands)

Audit fees (1)	13,020	26,290	3,850
Including: Shanda Games	—	11,540	1,690
Hurray!	—	2,380	349
Audit-related fees (2)	4,780	550	81
Including: Shanda Games	—	—	—
Hurray!	—	—	—
Others (3)	450	—	—
Including: Shanda Games	—	—	—
Hurray!	—	—	—
Total	18,250	26,840	3,931

(1)	Audit fees means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. Services comprising the fees disclosed under this category also involve principally limited reviews performed on our consolidated financial statements and the audits of the annual financial statements of our subsidiaries and affiliated companies.

(2)	Audit-related fees means the aggregate fees in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	Other fees means the aggregate fees for compliance, advisory and other tax related service.
Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(d) Maximum
				Approximate U.S.
			(c) Total Number of	dollar Value of ADS
			ADS Purchased as Part	that May Yet Be
	(a) Total Number of	(b) Average Price	of Publicly	Purchased Under the
Period	ADS Purchased (1)	Paid per ADS in US$ (2)	Announced Plan	Plan in US$
March 1 – March 31, 2010	4,699,639	42.28	4,699,639	223,988,021
April 1 – April 30, 2010	2,211,072	44.71	2,211,072	125,130,992
May 1 – May 14, 2010	1,185,319	44.15	1,185,319	72,799,158

(1)	On September 8, 2008, we announced that our board of directors authorized us to repurchase up to $200 million worth of our outstanding ADS from time to time and on December 30, 2008, our broad of directors authorized us to repurchase an additional $100 million worth of outstanding ADSs. On March 22, 2010, we announced that our board of directors authorized us to repurchase up to $300 million worth of our outstanding ADS from time to time.

(2)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.
Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
Item 16G. CORPORATE GOVERNANCE
Pursuant to the NASDAQ Marketplace Rules, foreign private issuers such as our company may follow home-country practice in lieu of certain NASDAQ corporate governance requirements. A majority of our directors do not qualify as independent directors. In addition, we do not have a nominations committee, nor is independent director involvement required in the selection of director nominees or in the determination of executive compensation. This home country practice of ours differs from Rule 5605(b), (d) and (e) of the NASDAQ Marketplace Rules, because there are no specific requirements under Cayman Islands law on director independence or on the establishment of a nominations committee, and neither are there any requirements on independent directors’ involvement in the selection of director nominees nor in the determination of executive compensation.
Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We have made our code of ethics and our code of conduct publicly available on our website. See also “Item 16B. Code of Ethics.”
In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedure and committees. The guidelines are not intended to change or interpret any law or our amended and restated memorandum and articles of association.
We also have established a disclosure committee, which is comprised of certain members of senior management. Pursuant to the disclosure committee’s charter, which was ratified by our board of directors, the disclosure committee is responsible for establishing, evaluating and supervising our disclosure controls and procedures and internal financial controls.
PART III
Item 17. FINANCIAL STATEMENTS
Not applicable

Item 18. FINANCIAL STATEMENTS
The consolidated financial statements for Shanda Interactive and its subsidiaries are included at the end of this annual report.
Item 19. EXHIBITS

Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of Shanda Interactive Entertainment Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Commission on May 7, 2004).

2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Commission on May 7, 2004).

2.2	Specimen of American Depositary Receipts (incorporated by reference to Exhibit A to Exhibit 1 to our Registration Statement on Form F-6 POS (file no. 333-114759) filed with the Commission on June 9, 2004).

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 1 to our Post-Effective Amendment No. 1 to the Form F-6 (file no. 333-114759) filed with Commission on June 9, 2004).

2.4	Sale and Purchase Agreement, among Shanda Interactive Entertainment Limited, Jong Hyun Lee, Il Wang Park, Byung Chan Park, Jin Ho Lee. Sang Jun Roh, Sung Gon Bae and Yong Sung Cho, dated November 29, 2004 in connection with the sale of shares of Actoz Soft Co., Ltd. to Shanda Interactive Entertainment Limited (incorporated by reference to Exhibit 2.7 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Commission on May 31, 2005).

4.1	Employee Stock Option Plan and form of share option agreement (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-l (file no. 333-114177) filed with the Commission on April 2, 2004).

4.2	Employee Equity Compensation Plan (incorporated by reference to Exhibit 99.2 to our press release on Form 6-K (file no. 000-50705) filed with the Commission on September 22, 2005).

4.3	Shanda Games Limited 2008 Equity Compensation Plan (Incorporated by reference to Exhibit 10.01 to Shanda Games Limited’s Registration Statement on Form F-1 (file no. 333-161708) filed with the Commission on September 3, 2009).

4.4	Articles of Association of Shengqu Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-l (file no. 333-114177) filed with the Commission on April 2, 2004).

4.5	Equity Entrustment Agreement among Tianqiao Chen, Danian Chen and Shanda Computer (Shanghai) Co., Ltd. dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.4 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.6	Equity Pledge Agreement among Tianqiao Chen, Danian Chen and Shanda Computer (Shanghai) Co., Ltd. dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.7	Proxy executed by Tianqiao Chen in favor of Shanda Computer (Shanghai) Co., Ltd. dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

Number	Description
4.8	Proxy executed by Danian Chen in favor of Shanda Computer (Shanghai) Co., Ltd. dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.9	Assignment Agreement of Purchase Option and Cooperation Agreement among Shanda Computer (Shanghai) Co., Ltd., Shanghai Shanda Networking Development Co., Ltd., Shengqu Information Technology Co., Ltd., Tianqiao Chen and Danian Chen dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.8 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.10	Business Operation Agreement among Shanda Computer (Shanghai) Co., Ltd., Shanghai Shanda Networking Development Co., Ltd., Tianqiao Chen and Danian Chen dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.11	Exclusive Consulting and Service Agreement between Shanda Computer (Shanghai) Co., Ltd. and Shanghai Shanda Networking Development Co., Ltd. dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.12	Termination Agreement to the Share Pledge Agreement among Shengqu Information Technology (Shanghai) Co., Ltd., Tianqiao Chen and Danian Chen dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.11 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.13	Equity Entrustment Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.12 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.14	Equity Pledge Agreement among Dongxu Wang, Yingfeng Zhang and Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.13 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.15	Business Operation Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.16	Proxy executed by Dongxu Wang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 4.14 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.17	Proxy executed by Yingfeng Zhang in favor of Shengqu Information Technology (Shanghai) Co., Ltd. dated July 1, 2008 (incorporated by reference to Exhibit 4.15 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.18	Equity Disposition Agreement among Dongxu Wang, Yingfeng Zhang, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

Number	Description
4.19	Exclusive Consulting and Service Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shulong Technology Development Co., Ltd. dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.18 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.20	Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Dongxu Wang dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.21	Loan Agreement between Shengqu Information Technology (Shanghai) Co., Ltd. and Yingfeng Zhang dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.20 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.22	Termination Agreement to the Loan Agreement between Shanghai Shanda Networking Co., Ltd. and Yingfeng Zhang dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.21 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.23	Termination Agreement to the Share Purchase Option Agreement among Shanghai Shulong Technology Development Co., Ltd., Shanghai Shanda Networking Co., Ltd. and Yingfeng Zhang dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.22 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.24	Termination Agreement to the Share Pledge Agreement between Shanghai Shanda Networking Co., Ltd. and Yingfeng Zhang dated July 1, 2008 (English Translation) (incorporated by reference to Exhibit 4.23 to our annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 30, 2009).

4.25	Software Licensing Agreement among Shanghai Shanda Networking Co., Ltd., Shanghai Pudong New Area Imp. & Exp. Corp. and Actoz Soft Co., Ltd., dated June 29, 2001, (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Commission on April 20, 2004).

4.26	Supplemental Agreement among Shanghai Shanda Networking Co., Ltd., Actoz Soft Co., Ltd. and Wemade Entertainment Co., Ltd., dated July 14, 2002, (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Commission on April 2, 2004).

4.27	Settlement Agreement between Shanghai Shanda Networking Co., Ltd., and Actoz Soft Co., Ltd., dated August 19, 2003, (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 33-114177) filed with the Commission on April 20, 2004).

4.28	Amendment Agreement among Shanghai Shanda Networking Co., Ltd., Actoz Soft Co., Ltd, Shanghai Pudong Import & Export Co., Ltd. and Shengqu Information Technology (Shanghai) Co., Ltd., dated August 19, 2003, (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Commission on April 20, 2004).

4.29	Extension Agreement among Actoz Soft Co., Ltd, Shanghai Shanda Networking Co., Ltd., and Shanghai Pudong Imp.& Exp. Co., Ltd., dated September 22, 2005 (Incorporated by reference to Exhibit 4.21 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 29, 2006).

4.30	Extension Agreement II among Actoz Soft Co., Ltd, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Pudong Imp.& Exp. Co., Ltd., dated November 26, 2008 (Incorporated by reference to Exhibit 10.21 to Shanda Games Limited’s Registration Statement on Form F-1 (file no. 333-161708) filed with the Commission on September 3, 2009).

Number		Description
4.31		Assignment Agreement among Actoz Soft Co., Ltd, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated July 1, 2008 (Incorporated by reference to Exhibit 10.22 to Shanda Games Limited’s Registration Statement on Form F-1 (file no. 333-161708) filed with the Commission on September 3, 2009).

4.32		Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Commission on April 2, 2004).

8.1	*	List of Subsidiaries.

11.1		Code of Ethics (incorporated by reference to Exhibit 11.1 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Commission on May 31, 2005).

12.1	*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	*	Certification of Chief Executive Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	*	Certification of Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, independent registered public accounting firm.

*	filed herewith

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Chairman and Chief Executive Officer
Date: May 20, 2010

INDEX TO FINANCIAL STATEMENTS
SHANDA INTERACTIVE ENTERTAINMENT COMPANY

11th Floor
PricewaterhouseCoopers Center
2 Corporate Avenue
202 Hu Bin Road, Luwan District
Shanghai 200021, PRC
Telephone +86 (21) 2323 8888
Facsimile +86 (21) 2323 8800
pwccn.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
SHANDA INTERACTIVE ENTERTAINMENT LIMITED:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Shanda Interactive Entertainment Limited (the “Company”) and its subsidiaries as of December 31, 2008 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Item 15 of the accompanying Form 20-F (“Management’s Report on Internal Control over Financial Reporting”). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 3 to the consolidated financial statements, in 2009 the Company changed the manner in which it accounts for business combinations and noncontrolling interest in consolidated subsidiaries. Also, as disclosed in Note 18 to the consolidated financial statements, in 2009 the Company changed the manner in which it accounts for convertible debt instruments.
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
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People’s Republic of China
May 20, 2010

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended December 31
	Notes	2007	2008	2009	2009
		RMB	RMB	RMB	US$
					(Note 3(4))

Net revenues	3(19)	2,467,264,502	3,569,068,428	5,240,798,760	767,781,356

Cost of revenue	3(22)	(807,101,556)	(1,020,470,247)	(1,482,190,555)	(217,142,143)

Gross profit		1,660,162,946	2,548,598,181	3,758,608,205	550,639,213

Operating expenses:
Product development	3(23)	(163,546,391)	(274,653,604)	(417,277,574)	(61,131,510)
Sales and marketing	3(24)	(179,713,493)	(317,950,533)	(517,070,307)	(75,751,228)
General and administrative	3(25)	(314,938,803)	(513,710,546)	(784,877,395)	(114,985,188)

Total operating expenses		(658,198,687)	(1,106,314,683)	(1,719,225,276)	(251,867,926)

Income from operations		1,001,964,259	1,442,283,498	2,039,382,929	298,771,287

Interest income		65,804,468	72,590,963	71,128,568	10,420,394
Interest expense	18	(144,091,296)	(30,023,098)	(100,739,360)	(14,758,400)
Investment income	13	469,816,746	8,179,567	42,523,915	6,229,789
Other income, net	6	28,041,475	29,380,468	203,577,688	29,824,300

Income before income tax expenses and equity in losses of affiliated companies		1,421,535,652	1,522,411,398	2,255,873,740	330,487,370

Income tax expenses	7	(133,836,237)	(276,471,101)	(485,773,868)	(71,166,274)
Equity in losses of affiliated companies	12	(15,502,851)	(337,384)	(50,544,885)	(7,404,867)

Net income		1,272,196,564	1,245,602,913	1,719,554,987	251,916,229
Less: Net income attributable to non-controlling interests and redeemable preferred shares issued by a subsidiary	3(35), 19, 20	(7,014,687)	(16,928,717)	(126,990,716)	(18,604,245)

Net income attributable to Shanda Interactive Entertainment Limited		1,265,181,877	1,228,674,196	1,592,564,271	233,311,984

Net income		1,272,196,564	1,245,602,913	1,719,554,987	251,916,229
Other comprehensive income:
Unrealized appreciation of marketable securities	3(8)	61,850,719	110,007	6,606,990	967,930
Reclassification of realized gains of marketable securities in net income	3(8)	(260,252,994)	—	—	—
Currency translation adjustments of the Company	3(3)	(14,371,776)	(39,053,516)	122,772	17,986
Currency translation adjustments of an affiliated company/ a subsidiary	3(3)	(26,373,748)	(144,702,343)	41,853,012	6,131,501

Comprehensive income		1,033,048,765	1,061,957,061	1,768,137,761	259,033,646
Comprehensive (income)/loss attributable to non-controlling interest		4,880,847	55,277,752	(148,896,893)	(21,813,518)

Comprehensive income attributable to Shanda Interactive Entertainment Limited		1,037,929,612	1,117,234,813	1,619,240,868	237,220,128

Earnings per share	3(31), 8
Basic		8.83	8.59	11.86	1.74

Diluted		8.65	8.49	11.45	1.68

Earnings per ADS
Basic		17.66	17.18	23.72	3.48

Diluted		17.30	16.98	22.90	3.36

Weighted average ordinary shares outstanding	8
Basic		143,340,207	142,991,542	134,265,829	134,265,829

Diluted		146,286,519	144,674,902	138,503,917	138,503,917

Weighted average ADS outstanding
Basic		71,670,104	71,495,771	67,132,915	67,132,915

Diluted		73,143,259	72,337,451	69,251,959	69,251,959

Share-based compensation included in:	3(26), 22
Cost of revenue		(266,335)	(857,570)	(1,175,183)	(172,165)
Product development		(842,227)	(1,865,540)	(2,113,105)	(309,572)
Sales and marketing		—	(1,000,655)	(1,102,519)	(161,520)
General and administrative		(57,096,570)	(52,318,564)	(164,910,525)	(24,159,528)
The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,	December 31,
	Note	2008	2009	2009
		RMB	RMB	US$
				(Note 3(4))

ASSETS
Current assets:
Cash and cash equivalents	3(5), 9	3,397,844,387	10,959,312,759	1,605,548,391
Restricted Cash	3(6)	—	54,470,589	7,979,986
Short-term investments	3(7)	853,299,143	2,046,760,799	299,852,151
Marketable securities	3(8), 13	36,695,541	20,791,016	3,045,901
Accounts receivable, net of allowance for doubtful accounts	3(9), 10	35,783,201	115,710,131	16,951,630
Due from related parties		—	432,163	63,312
Inventories	3(10), 11	3,185,570	46,887,012	6,868,986
Deferred licensing fees and related costs	3(21)	54,117,546	56,258,356	8,241,896
Prepayments and other current assets		190,257,782	218,872,712	32,065,033
Deferred tax assets	7	89,333,100	118,236,416	17,321,733

Total current assets		4,660,516,270	13,637,731,953	1,997,939,019

Investment in equity and cost method investees	3(11), 12	61,212,309	62,334,219	9,132,015
Property and equipment	3(12), 14	312,434,922	481,362,227	70,519,965
Intangible assets	3(13), 15	476,253,557	881,815,458	129,186,695
Goodwill	3(14), 16	590,267,898	665,740,540	97,531,540
Long-term rental deposits		50,423,134	64,759,087	9,487,260
Long-term prepayments	3(15)	122,975,615	206,544,329	30,258,915
Other long term assets	3(16)	159,036,211	142,892,586	20,933,882
Non-current deferred tax assets	7	34,727,042	16,266,128	2,383,001

Total assets		6,467,846,958	16,159,446,527	2,367,372,292

LIABILITIES
Current liabilities:
Short term loan		—	15,000,000	2,197,512
Accounts payable		54,468,189	104,879,526	15,364,937
Licensing fees payable		203,162,170	224,498,615	32,889,233
Taxes payable		112,502,637	205,510,818	30,107,505
Deferred revenue	3(20)	513,832,116	452,252,511	66,255,367
Due to related parties	24	3,043,783	6,193,386	907,336
Other payables and accruals	17	349,935,863	787,561,511	115,378,413
Deferred tax liabilities	7	67,754,854	107,848,669	15,799,919

Total current liabilities		1,304,699,612	1,903,745,036	278,900,222

Non-current deferred tax liabilities	7	31,469,396	65,020,798	9,525,601
Non-current income tax liabilities	7	9,427,110	9,427,110	1,381,079
Non-current deferred revenue	3(20)	1,724,270	3,545,728	519,452
Other long-term liabilities		871,384	16,568,948	2,427,365
Convertible debt	18	999,861,422	1,013,863,901	148,531,901

Total liabilities		2,348,053,194	3,012,171,521	441,285,620

Commitments and contingencies	27	—	—	—

Redeemable preferred shares issued by a subsidiary	19	144,734,732	157,982,473	23,144,564

Shareholders’ equity
Ordinary shares (US$0.01 par value, 186,000,000 shares authorized, 136,931,734 and 134,862,854 issued and outstanding as of December 31, 2008 and 2009)		11,417,174	11,278,654	1,652,332
Additional paid-in capital		1,931,687,517	8,345,532,165	1,222,627,370
Statutory reserves	3(29)	183,754,502	196,324,836	28,761,751
Accumulated other comprehensive loss		(133,957,518)	(89,197,412)	(13,067,495)
Retained earnings		1,838,126,966	3,082,085,053	451,528,011

Total Shanda shareholders’ equity		3,831,028,641	11,546,023,296	1,691,501,969
Non-controlling interests	3(35),20	144,030,391	1,443,269,237	211,440,139

Total equity		3,975,059,032	12,989,292,533	1,902,942,108

Total liabilities and shareholders’ equity		6,467,846,958	16,159,446,527	2,367,372,292

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Share
	(US$0.01 Par Value)				Accumulated Other		Total Shanda
	Number of		Additional	Statutory	Comprehensive	Retained	Shareholders’	Non-controlling
	Shares	Par Value	Paid in Capital	Reserves	Income (Loss)	Earnings	Equity	interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2007 as previously presented	143,208,848	11,848,995	1,468,824,697	142,019,159	205,081,971	589,619,438	2,417,394,260	2,910,010	2,420,304,270
Adoption of new authoritative guidance relating to convertible debt	—	—	485,256,038	—	—	(354,295,888)	130,960,150	—	130,960,150

Balance as of January 1, 2007 (Adjusted)	143,208,848	11,848,995	1,954,080,735	142,019,159	205,081,971	235,323,550	2,548,354,410	2,910,010	2,551,264,420

Exercise of share option	3,009,246	227,845	104,866,614	—	—	—	105,094,459	—	105,094,459
Share-based compensation	—	—	56,008,944	—	—	—	56,008,944	2,344,935	58,353,879
Repurchase of shares	(1,476,550)	(114,266)	(15,298,905)	—	—	(108,557,443)	(123,970,614)	—	(123,970,614)
Unrealized net appreciation of marketable securities	—	—	—	—	61,850,719	—	61,850,719	—	61,850,719
Realized net appreciation of marketable securities	—	—	—	—	(260,252,994)	—	(260,252,994)	—	(260,252,994)
Currency translation adjustments of the Company	—	—	—	—	(14,371,776)	—	(14,371,776)	—	(14,371,776)
Currency translation adjustments of an affiliated company/a subsidiary	—	—	—	—	(14,478,214)	—	(14,478,214)	(11,895,534)	(26,373,748)
Non-controlling interest arising from business combination	—	—	—	—	—	—	—	217,659,110	217,659,110
Purchase of additional equity interest in a subsidiary	—	—	—	—	—	—	—	(1,735,211)	(1,735,211)
Net income	—	—	—	—	—	1,265,181,877	1,265,181,877	7,014,687	1,272,196,564
Appropriations to statutory reserves	—	—	—	5,675,326	—	(5,675,326)	—	—	—

Balance as of December 31, 2007	144,741,544	11,962,574	2,099,657,388	147,694,485	(22,170,294)	1,386,272,658	3,623,416,811	216,297,997	3,839,714,808

Exercise of share option	1,227,728	85,306	42,359,041	—	—	—	42,444,347	—	42,444,347
Share-based compensation	—	—	52,873,494	—	—	—	52,873,494	3,168,835	56,042,329
Repurchase of shares	(9,037,538)	(630,706)	(98,295,606)	—	—	(740,759,871)	(839,686,183)		(839,686,183)
Prepayment for share repurchase	—	—	(373,067,467)	—	—	—	(373,067,467)	—	(373,067,467)
Repurchase of own shares by a subsidiary	—	—	(8,950,757)	—	—	—	(8,950,757)	(8,915,025)	(17,865,782)
Unrealized net appreciation of marketable securities	—	—	—	—	110,007	—	110,007	—	110,007
Currency translation adjustments of the Company	—	—	—	—	(39,401,357)	—	(39,401,357)	—	(39,401,357)
Currency translation adjustments of a subsidiary	—	—	—	—	(72,495,874)	—	(72,495,874)	(72,206,469)	(144,702,343)
Equity pick-up of the equity movement in an affiliated company	—	—	842,282	—	—	—	842,282	838,923	1,681,205
Purchase of additional equity interest in a subsidiary							—	(11,126,657)	(11,126,657)
Non-controlling interest arising from business combination	—	—	—	—	—	—	—	3,810,010	3,810,010
Capital contribution to a subsidiary by non-controlling shareholders	—	—	—	—	—	—	—	5,000	5,000
Allocation of equity component of convertible debt upon issuance	—	—	216,269,142	—	—	—	216,269,142	—	216,269,142
Net income	—	—	—	—	—	1,228,674,196	1,228,674,196	12,157,777	1,240,831,973
Appropriations to statutory reserves	—	—	—	36,060,017	—	(36,060,017)	—	—	—

Balance as of December 31, 2008	136,931,734	11,417,174	1,931,687,517	183,754,502	(133,957,518)	1,838,126,966	3,831,028,641	144,030,391	3,975,059,032

Exercise of share option	1,390,332	85,572	72,182,442	—	—	—	72,268,014	—	72,268,014
Share-based compensation	—	—	26,837,206	—	—	—	26,837,206	142,464,126	169,301,332
Repurchase of shares	(3,604,132)	(233,989)	336,269,839	—	—	(336,035,850)	—	—	—
Exercise of share option of subsidiaries	—	—	1,263,127	—	9,990	—	1,273,117	14,741,100	16,014,217
Unrealized net appreciation of marketable securities	—	—		—	6,963,156	—	6,963,156	(356,166)	6,606,990
Currency translation adjustments of the Company	—	—		—	122,772	—	122,772	—	122,772
Currency translation adjustments of a subsidiary	—	—		—	19,590,669	—	19,590,669	22,262,343	41,853,012
Convertible debt conversion	144,920	9,897	(7,337,074)	—	—	—	(7,327,177)	—	(7,327,177)
Change of economic interests in Shanda Games upon its initial public offering	—	—	5,993,051,794	—	18,083,509	—	6,011,135,303	686,219,787	6,697,355,090
Purchase of additional equity interest in subsidiaries	—	—	(4,677,433)	—	(9,990)	—	(4,687,423)	(18,935,201)	(23,622,624)
Non-controlling interest arising from business combination	—	—	—	—	—	—	—	332,628,354	332,628,354
Capital contribution to a subsidiary by non-controlling shareholders	—	—	—	—	—	—	—	2,726,275	2,726,275
Capital contribution to a subsidiary attributable to non-controlling interest	—	—	(3,745,253)	—	—	—	(3,745,253)	3,745,253	—
Net income	—	—	—	—	—	1,592,564,271	1,592,564,271	113,742,975	1,706,307,246
Appropriations to statutory reserves	—	—	—	12,570,334	—	(12,570,334)	—	—	—

Balance as of December 31, 2009	134,862,854	11,278,654	8,345,532,165	196,324,836	(89,197,412)	3,082,085,053	11,546,023,296	1,443,269,237	12,989,292,533

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
				(Note 3(4))

Cash flows from operating activities:
Net income	1,272,196,564	1,245,602,913	1,719,554,987	251,916,229
Adjustments for:
Share-based compensation costs	58,205,132	56,042,329	169,301,332	24,802,785
Depreciation of property and equipment	85,469,276	90,587,389	91,879,591	13,460,436
Amortization of intangible assets	110,544,381	148,135,327	207,452,126	30,391,908
Impairment and write off of goodwill	—	15,952,603	3,984,343	583,710
Amortization of land use right	1,710,287	2,273,890	4,070,495	596,331
Intangible assets impairment	20,095,454	—	—	—
Provision for losses on receivables and other assets	(7,415,810)	15,030,858	24,012,027	3,517,782
Loss from disposal of fixed assets	2,349,843	891,250	4,033,575	590,922
Investment income	(469,816,746)	(8,179,567)	(42,523,915)	(6,229,789)
Write off purchased in-process research and development	3,072,821	—	—	—
Foreign exchange loss	4,848,201	7,834,393	5,700,933	835,191
Deferred taxes	(37,821,865)	50,244,477	13,420,657	1,966,137
Equity in loss of affiliated companies	15,502,851	337,384	50,544,885	7,404,867
Interest expense	144,204,388	30,023,098	76,191,806	11,162,162
Other income	—	(7,996,151)	—	—
Changes in assets and liabilities, net of acquisitions:				—
Accounts receivable	25,960,114	(10,835,868)	(41,483,441)	(6,077,358)
Inventories	6,949,327	(1,009,682)	(42,443,601)	(6,218,023)
Due from related parties	2,000,000	—	742,201	108,733
Deferred licensing fees and related costs	(24,062,081)	(3,595,591)	(1,860,852)	(272,616)
Prepayments and other current assets	21,982,426	(132,600,276)	17,449,164	2,556,317
Upfront licensing fee paid in intangible assets	(41,300,254)	(27,000,833)	(105,749,144)	(15,492,337)
Prepayment for upfront license fee in other long term assets	(234,449,793)	(47,021,644)	(19,754,361)	(2,894,030)
Other long-term deposits	576,520	(13,731,015)	(9,383,853)	(1,374,742)
Accounts payable	3,088,991	15,662,428	28,444,237	4,167,104
Licensing fees payable	22,247,906	40,980,808	31,740,390	4,649,993
Taxes payable	4,969,232	(10,012,822)	86,645,436	12,693,628
Deferred revenue	192,704,627	107,760,135	(60,157,944)	(8,813,189)
License fee payable to a related party	(46,090,032)	—	—	—
Due to related parties	224	(224)	(87,777)	(12,859)
Other payables and accruals	22,249,613	172,328,138	285,075,445	41,763,789

Net cash provided by operating activities	1,159,971,597	1,737,703,747	2,496,798,742	365,783,081

Cash flows from investing activities:
Increase in restricted cash	—	—	(702,075,103)	(102,854,584)
Increase of short-term investments	(231,497,377)	(134,544,456)	(1,104,136,182)	(161,756,865)
Purchase of marketable securities	—	(25,341,941)	—	—
Proceeds from disposal of marketable securities	2,042,337,912	—	64,748,051	9,485,643
Proceeds from income of other investment	40,205,163	6,519,253	—	—
Proceeds from income of marketable securities	—	1,660,314	287,394	42,103
Increase in loan receivable	(14,000,000)	(16,350,000)	(12,960,000)	(1,898,651)
Purchase of property and equipment	(90,694,661)	(95,135,704)	(244,544,477)	(35,825,968)
Prepayment for purchase of land use right	(12,630,226)	—	—	—
Payment for purchase of land use right	—	—	(91,039,209)	(13,337,319)
Prepayment for investment in equity investees	(12,150,000)	—	—	—
Prepayment for purchase of subsidiaries and VIEs	—	(11,170,000)	(10,570,000)	(1,548,514)
Proceeds from disposal of fixed assets	1,647,860	896,851	934,406	136,891

	For the years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
				(Note 3(4))

Purchase of intangible assets	(10,262,238)	(24,686,467)	(27,437,309)	(4,019,588)
Net cash paid for purchase of subsidiaries and VIEs	(20,167,197)	(25,150,477)	(171,767,411)	(25,164,068)
Net cash paid for purchase of additional shares in a subsidiary from minority shareholders	—	(13,041,267)	(23,622,624)	(3,460,734)
Proceeds from disposal of a VIEs, net	—	(56,603)	—	—
Repurchase of own shares by a subsidiary	—	(17,865,782)	—	—
Investment in affiliated companies	(5,000,000)	(39,327,000)	(52,052,548)	(7,625,741)

Net cash provided by (used in) investing activities	1,687,789,236	(393,593,279)	(2,374,235,012)	(347,827,395)

Cash flows from financing activities:
Proceeds from Shanda Game’s initial public offering, net of issuance costs	—	—	6,697,355,090	981,168,064
Proceeds from issuance of common stock under stock option plan	115,566,357	43,244,931	73,614,376	10,784,567
Proceeds from issuance of ordinary shares under stock option plan of subsidiaries	—	—	16,014,217	2,346,096
Proceeds from issuance of convertible debt, net of issuance costs	—	1,171,303,200	—	—
Proceeds from a loan borrowed	—	—	1,077,670,103	157,879,562
Proceeds from issuance of preferred shares of a subsidiary, net of issuance costs	—	139,963,792	—	—
Repayment of a loan	—	—	(376,795,000)	(55,200,779)
Payment for the conversion of convertible debt	—	—	(59,674,859)	(8,742,416)
Repurchase of common stock	(123,970,614)	(839,686,183)	—	—
Prepayment for repurchase of common stock	—	(373,067,467)	—	—
Settlement of convertible debt	(2,044,891,442)	—	—	—
Cash injection in VIE subsidiaries by non-controlling shareholders	—	5,000	2,726,275	399,402

Net cash (used in) provided by financing activities	(2,053,295,699)	141,763,273	7,430,910,202	1,088,634,496

Effect of exchange rate changes on cash and cash equivalents	(101,064,856)	(73,330,885)	7,994,440	1,171,194

Net increase in cash and cash equivalents	693,400,278	1,412,542,856	7,561,468,372	1,107,761,376
Cash and cash equivalents, beginning of year	1,291,901,253	1,985,301,531	3,397,844,387	497,787,015

Cash and cash equivalents, end of year	1,985,301,531	3,397,844,387	10,959,312,759	1,605,548,391

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	162,322,739	347,562,764	305,011,840	44,684,487
Cash paid during the year for interest of loan	—	—	929,673	136,198
Cash paid during the year for the interest of convertible debt	—	—	23,574,448	3,453,676

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property and equipment	25,042,342	15,296,475	11,064,304	1,620,930
Acquisition related obligation at year end	20,200,000	5,550,000	53,800,000	7,881,745

Supplemental disclosure of non-cash financing activities:
Restricted cash related to the exercise of the employee stock option	—	—	54,470,589	7,979,986
The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(AMOUNTS EXPRESSED IN RENMINBI (RMB) UNLESS OTHERWISE STATED)
1. ORGANIZATION AND NATURE OF OPERATIONS
The accompanying consolidated financial statements include the financial statements of Shanda Interactive Entertainment Limited (the “Company” or “Shanda Interactive”), its subsidiaries, which mainly include Shanda Holdings Limited (the “Shanda BVI”), Shanda Games Limited, Shanda Online International (HK) Limited, Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”), Shanda Computer Co., Ltd. (“Shanda Computer”) and certain variable interest entities (“VIEs” or “VIE subsidiaries”), which mainly include Shanghai Shanda Networking Co., Ltd. (“Shanda Networking”) and its subsidiaries (“Shanda Networking entities”), Shanghai Shulong Development Co., Ltd. (“Shanghai Shulong”) and its subsidiaries (“Shulong entities”), and Hurray! Holding Co., Ltd. (“Hurray!”), its subsidiaries and VIEs. The Company, its subsidiaries and VIE subsidiaries are collectively referred to as the “Group”. The Group is principally engaged in the development and operation of entertainment content business and integrated service platform related businesses in the People’s Republic of China (the “PRC”). The Shanda Networking entities prior to the Separation as defined below include Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng and the Shanda Networking entities following the Separation include Shanda Networking, Nanjing Shanda and Shengfutong Electronic Business Co., Ltd. (“Shengfutong”).
Shanda BVI, formerly known as Spirit High Ventures Ltd., was incorporated in British Virgin Islands as a limited liability company on July 2, 2002. Shengqu and Shanda Networking were incorporated in the PRC on January 21, 2003 and December 29, 1999, respectively. Shanda Interactive was incorporated in the Cayman Islands on November 17, 2003 and became the holding company of the Group through a share purchase agreement in December 2003. Shanda Games Holdings (HK) Limited (“Games Holdings”) is a limited liability company established by the Company on 28 September 2007 and is engaged in investment holding and licensing games to overseas game operators.
In May 2004, Shanda Interactive completed an initial public offering of American Depository Shares (ADSs). ADSs of the Company are traded from May 13, 2004 on NASDAQ National Market under the symbol “SNDA” in the United States of America.
In 2008, the Company commenced a reorganization (“the Reorganization”). On June 27, 2008, the Company’s board of directors approved the reorganization, effective as of July 1, 2008 pursuant to which the Company transferred substantially all of the assets and liabilities related to the MMORPG and advanced casual game business to a newly-established legal entity, Shanda Games Limited (“Shanda Games”), and Shengqu transferred substantially all of its assets and liabilities unrelated to the MMORPG and advanced casual game business to Shanda Computer and the Company’s other entities (the “Separation”).
Prior to the Separation, in order to comply with certain foreign ownership restrictions of companies that provide Internet content services, the Company operated the MMORPG and casual game business in China primarily through Shanda Networking, a company wholly-owned by Tianqiao Chen, the Company’s chairman and chief executive officer, and Danian Chen, the Company’s director and chief operating officer, both of whom are PRC citizens, and through Nanjing Shanda and Hangzhou Bianfeng, which are wholly-owned by subsidiaries of Shanda Networking. The Shanda Networking entities hold the licenses and approvals required to operate the MMORPG and casual game business. At the same time, the Company also operated the integrated service platform through Shanda Networking, and other businesses through other variable interest entities.

In addition, Shengqu, was wholly owned subsidiary of the Company, entered into the VIE agreements with the Shanda Networking and its shareholders, pursuant to which Shengqu agreed to provide certain services, software licenses and equipment relating to the MMORPG and casual games business to Shanda Networking in exchange for a fee. As a result of these VIE arrangements, Shengqu was considered the primary beneficiary of the Shanda Networking entities and consolidated the results of operations of the Shanda Networking entities in the Company’s financial statements. In addition, Shanda Computer entered into a series of contractual agreements with Shanda Networking pursuant to which Shanda Computer provided certain services and software licenses relating to the service platform to the Shanda Networking entities in exchange for a fee.
After the Separation, in order to comply with PRC laws restricting foreign ownership in the online game business in China, Shanda Games operates its online game business in China through the Shulong entities. Shanghai Shulong, a company wholly-owned by two employees of the Company, currently holds an ICP license and an Internet culture operation license which are required to operate its MMORPG and advanced casual games business. Shanda Games publishes its online games under an Internet publishing license held by Shanda Networking. Shengqu owns the substantial majority of Shanda Games’ physical assets. The Company incorporated Shanda Online International (HK) Limited in Hong Kong on October 2, 2007 to operate the Company’s integrated service platform business through the Shanda Networking entities (“Shanda Online”). Shanda Networking currently holds an ICP license and an Internet culture operation license that are required to operate its platform business. As a result of the VIE agreements between Shengqu and both Shanda Shulong and its shareholders, Shengqu is considered the primary beneficiary of the Shulong entities and Shanda Games consolidates the results of operations of the Shulong entities. At the same time, Shanda Computer has entered into a similar series of VIE agreements with both Shanda Networking and its shareholders and therefore, Shanda Computer is considered the primary beneficiary of the Shanda Networking entities.
In connection with the Separation, Shanda Games and Shanda Online entered into several operational agreements. Specifically, Shengfutong, a wholly-owned subsidiary incorporated by Shanda Networking upon the Reorganization, and the Shulong entities entered into a sales agency agreement pursuant to which Shengfutong has agreed, for a period of five years commencing July 1, 2008, to be the exclusive sales agency of the Shulong entities for the distribution of pre-paid cards which can be used to access and play Shanda Games’ MMORPG and advanced casual games through Shanda Online’s integrated service platform. Shengfutong is the sole agent of Shanda Games for the sale of prepaid cards, however, Shanda Games has agreed to pay Shengfutong an amount equal to the difference between (x) the amount Shengfutong receives from distributors or users from the sale of the pre-paid cards and (y) a fixed percentage of the face value of a pre-paid card as agreed upon between Shengfutong and Shanda Games. In addition, Shanda Networking and Nanjing Shanda, on the one hand, and the Shulong entities, on the other hand, entered into a cooperation agreement which provides that Shanda Networking and Nanjing Shanda should provide certain online e-commerce platform services to Shanda Games for a period of five years commencing on July 1, 2008. The services Shanda Networking and Nanjing Shanda have agreed to provide Shanda Games include, among others, online billing and payment, user authentication, customer service, anti-fatigue compliance, pre-paid card marketing and distribution and data support services. Shanda Games will pay Shanda Networking a fee which is equal to a fixed percentage of the portion of the face value of the pre-paid cards that are used in Shanda Games’ MMORPG and advanced casual games.
In addition, the Company transferred all of its equity interest in Actoz, which represented 53.8% of the outstanding shares of Actoz to Shanda Games, in the second quarter of 2009. Furthermore, Shanda Games incorporated two wholly-owned subsidiaries of Shengji Information Technology (Shanghai) Co., Ltd. (“Shengji”) and Lansha Information Technology (Shanghai) Co., Ltd. (“Lansha”) in China in the second half year of 2009 and Shengqu transferred certain rights to its online games to Shengji and Lansha to allow them to sublicense its rights to the Shulong entities, Chengdu Youji Technolgy Co., Ltd, and Tianjin Youji Technology Co., Ltd. (collectively, the “Youji entities”), which are two new wholly-owned subsidiaries incorporated by Shanghai Shulong. Following this transaction, the Company conducts its online game business in China through the Shulong entities including the Youji entities.

Shanda Games completed its initial public offering on the Nasdaq Global Select Market on September 25, 2009, trading under the symbol “GAME”. After Shanda Games’ offering, the Company continues to consolidate Shanda Games as its controlling shareholder, but recognizes non-controlling interest reflecting the shares held by the shareholders other than the Company in the consolidated financial statements. As of December 31, 2009, 28.99% of the economic interests in Shanda Games were recognized as non-controlling interest in the consolidated financial statements. See Note 2, “Shanda Games Transactions” for further information.
In July 2009, the Company acquired a 52.6% interest in Hurray! through a tender offer. Hurray! is a leader in artist development, music production and offline distribution in China and a leading distributor of music and music-related products such as ringtones, ring-back tones, and truetones, to mobile users in China through a wide range of wireless value-added services (“WVAS”) platforms over mobile networks and through the internet.
2. SHANDA GAMES TRANSACTIONS
(1) Initial public offering of Shanda Games
On September 25, 2009, Shanda Games completed its initial public offering on the Nasdaq Global Select Market, trading under the symbol “GAME”.
The initial public offering consisted of American depositary shares (“ADSs”), with each ADS representing two Class A ordinary shares. Shanda Games’ ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and holders of Class B ordinary shares have the same rights in Shanda Games, with the exception of voting and conversion rights. Each Class A ordinary share is entitled to one vote on all matters subject to a shareholder vote, and each Class B ordinary share is entitled to ten votes on all matters subject to a shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the election of the holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
At the closing of the initial public offering, Shanda Games issued and sold 26,087,000 Class A ordinary shares represented by 13,043,500 ADSs, and the Company, through its indirectly wholly-owned subsidiary Shanda SDG Investment Limited (BVI) (“SDG Investment”), sold 140,913,000 Class A ordinary shares represented by 70,456,500 ADSs.
Proceeds to Shanda Games and SDG Investment from this initial public offering were approximately US$152.8 million and US$825.7 million, respectively, for total proceeds of approximately US$978.5 million, after deducting underwriting discounts and commissions but before deducting offering expenses. After deducting offering expenses of approximately US$3.4 million and the reimbursements by the underwriters of approximately US$6.0 million, net proceeds to Shanda Games and SDG Investment were approximately US$152.5 million and US$828.3 million, respectively, for total net proceeds of approximately $980.8 million.
(2) Gain on Initial Public Offering of Shanda Games
As a result of the completion of Shanda Games’ initial public offering, as the Group retained controls of Shanda Games, it recognized the gain of US$880.2 million (equivalent to approximately RMB6,011.1 million) in the shareholders’ equity section of the consolidated balance sheets, to reflect the net proceeds that the Group received from the initial public offering and the incremental change in the Group’s economic interests in Shanda Games immediately before and after the offering.

(3) Shanda Interactive’s Shareholding in Shanda Games
Shareholding and control
Following the completion of its initial public offering, Shanda Games has 576,087,000 Class A and Class B ordinary shares issued and outstanding as of December 31, 2009. These outstanding shares consist of (1) 167,000,000 Class A ordinary shares held by public shareholders; (2) 409,087,000 Class B ordinary shares held by the Company through SDG Investment. Therefore the Company held approximately 71.01% of the combined total of Shanda Games’ outstanding Class A and Class B ordinary shares and controlled approximately 96.08% of the total voting power in Shanda Games. As a result, the Company had the power to elect the entire board of directors of Shanda Games and determine the outcome of all matters submitted to a shareholder vote.
As Shanda Games’ controlling shareholder, the Company will continue to consolidate Shanda Games but recognize non-controlling interest reflecting the shares held by shareholders other than the Company, see Note 3 (2).
Dilutive impact
In November 2008, Shanda Games reserved 44,000,000 Class A ordinary shares for issuance of options and restricted shares to Shanda Games’ and its subsidiaries’ as well as the Company’s non-Shanda-Games’ executive officers and key employees as incentive compensation under Shanda Games’ 2008 Equity Compensation Plan. From November 14, 2008 through December 31, 2009, Shanda Games has granted 25,746,500 options and 6,728,190 restricted shares to Shanda Games’ and its subsidiaries’ as well as the Company’s non-Shanda-Games’ executive officers and key employees. See Note 21, “Equity Compensation Plan”.
Because no Class A ordinary shares will be issued with respect to these options and restricted share until the options are vested and exercised or restricted shares are vested, the unvested and unexercised options and unvested restricted shares are not included as outstanding shares of Shanda Games and have no impact on the Company’s basic net income per share. Nevertheless, they have a dilutive impact on the Company’s diluted net income per share.
In the calculation of the Company’s diluted net income per share, the Company’s net income is reduced by the difference between the basic and diluted net income per share attributable to Shanda Games multiplied by the Company’s holding in Shanda Games’ shares. See Note 8, “Earnings per Share”.
3. PRINCIPAL ACCOUNTING POLICIES
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

For the Company’s majority-owned subsidiaries and VIEs, non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. As the Company is Shanda Games’ controlling shareholder, Shanda Games’ financial results have been consolidated with those of the Company for all periods presented. To reflect the economic interests in Shanda Games held by the shareholders other than the Company, Shanda Games’ results of operations attributable to these shareholders are recorded as non-controlling interest in the consolidated statements of operations and comprehensive income, and Shanda Games’ cumulative results of operations attributable to these shareholders, along with its changes in shareholders’ equity and adjustment for share-based compensation expense in relation to those share-based awards which are unvested and vested but not yet excercised, are recorded as non-controlling interest in the consolidated balance sheets. See Note 20, “Non-controlling Interests”.
The Group follows the guidance relating to the consolidation of Variable Interest Entities in Accounting Standard Codification (“ASC”) 810-10 (formerly referred to FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
Prior to the Separation in July 2008, to comply with PRC laws and regulations that restrict foreign ownership of companies to operate online games, the Company operates its online game business in China through Shanda Networking, and its two subsidiaries, Nanjing Shanda and Hangzhou Bianfeng. These three companies hold the licenses and approvals to operate online games business in the PRC.
The principal services, software license and equipment lease agreements that Shengqu and Shanda Computer had entered into with Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng are:
•	Equipment leasing agreements, pursuant to which Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng lease a substantial majority of their operating assets from Shengqu;
•	Technical support agreements, pursuant to which Shanda Computer, and Shengqu, provides technical support for Shanda Networking’s operations, respectively;
•
Technology license agreements, pursuant to which Shanda Computer, and Shengqu for the periods prior to January 1, 2007, licenses billing related technology and online game card sales systems to Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng;

•	Software license agreements, pursuant to which Shengqu licenses certain game related software to Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng;
•	A strategic consulting agreement, pursuant to which Shengqu provides strategic consulting services to Shanda Networking; and
•	Online game license agreements, pursuant to which Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng operate certain online games that are licensed or owned by Shengqu.

In addition, Shengqu has entered into agreements with Shanda Networking and its equity owners with respect to certain shareholder rights and corporate governance matters that provide Shengqu with the substantial ability to control Shanda Networking and to obtain profits generated by Shanda Networking. As a result of these agreements, the Company was considered the primary beneficiary of Shanda Networking and accordingly Shanda Networking’s results of operations, assets and liabilities are consolidated in the Company’s financial statements before the Separation in July 2008.
After the Separation in July 2008, to comply with PRC laws and regulations that restrict foreign ownership of companies that operate online games, the Group conducts all its online game business through Shanghai Shulong, which is wholly owned by certain employees of the Company, and Nanjing Shulong Computer Technology Co., Ltd. (“Nanjing Shulong”) and Shanghai Shulong Computer Technology Co., Ltd. (“Shulong Computer”), which are wholly owned subsidiaries of Shanghai Shulong. These three companies hold the licenses and approvals to operate online games in the PRC except for the Internet publishing license. The capital of Shanghai Shulong is funded by Shengqu and recorded as interest-free loans to these PRC employees. The portion of the loans for capital injection is eliminated with the capital of Shanghai Shulong during consolidation. The interest-free loans to the employee shareholders of Shanghai Shulong as of December 31, 2009 were RMB 10.8 million.
Pursuant to the contractual arrangements with Shulong entities, Shengqu together with Shengji and Lansha provide services, software and technology license and equipment to Shanghai Shulong, Shulong Computer and Nanjing Shulong, in exchange for fees, determined according to certain agreed formulas. During the second half of year 2008 and the year ended December 31, 2009, the total amount of such fees was approximately RMB1,132.5 million and RMB2,878.1 million, respectively, which represented the substantial majority operating profit of the Shulong entities and Youji entities and were eliminated upon consolidation. Shengqu has also undertaken to provide financial support to Shanghai Shulong to the extent necessary for its operations. The following is a summary of the key agreements in effect:
•
Loan Agreements between Shengqu and the shareholders of Shanghai Shulong. These loan agreements provide for loans of RMB 10.8 million to the PRC employees for them to make contributions to the registered capital of Shanghai Shulong in exchange for equity interests in Shanghai Shulong. The loans are interest free and are repayable on demand, but the shareholders may not repay all or any part of the loans without Shengqu’s prior written consent.

•	Equity Entrust Agreement between Shengqu and the shareholders of Shanghai Shulong, pursuant to which the shareholders acknowledge their status as nominee shareholders.
•
Equity Pledge Agreement among Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong. Pursuant to this agreement, the shareholders pledged to Shengqu their entire equity interests in Shanghai Shulong to secure the performance of their respective obligations and Shanghai Shulong’s obligations under the various agreements, including the Equity Pledge Agreement, the Business Operation Agreement and the Exclusive Consulting and Service Agreement. Without Shengqu’s prior written consent, neither of the shareholders can transfer any equity interests in Shanghai Shulong.

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

Shengqu is considered the primary beneficiary of the Shulong entities and Shanda Games consolidates the results of operation of the Shulong entities. Therefore, Shanghai Shulong’s results of operation, assets and liabilities are consolidated in our financial statements.
In addition, after the Separation in July 2008, to comply with PRC laws and regulations that restrict foreign ownership of companies that operate Internet information services, the Group operates integrated service platform through Shanda Networking, Nanjing Shanda and Shengfutong, which are wholly owned subsidiaries of Shanda Networking. These three companies hold the license of internet content provider to operate Internet content services in the PRC.
Pursuant to the contractual arrangements with Shanda Networking, Nanjing Shanda and Shengfutong, Shanda Computer provides services and software and technology license to Shanda Networking, Nanjing Shanda and Shengfutong, in exchange for fees, determined according to certain agreed formulas. During the second half year of 2008 and the year ended December 31, 2009, the total amount of such fees was approximately RMB266.6 million and RMB522.8 million, respectively, which represented the substantial majority operating profit of Shanda Networking, Nanjing Shanda and Shengfutong and were eliminated upon consolidation. Shanda Computer has also undertaken to provide financial support to Shanda Networking to the extent necessary for its operations. The following is a summary of the key agreements in effect:
•	Equity Entrust Agreement between Shanda Computer and the shareholders of Shanda Networking, pursuant to which the shareholders acknowledge their status as nominee shareholders.
•
Equity Pledge Agreement among Shanda Computer, Shanda Networking and the shareholders of Shanda Networking. Pursuant to this agreement, the shareholders pledged to Shanda Computer their entire equity interests in Shanda Networking to secure the performance of their respective obligations and Shanda Networking’s obligations under the various agreements, including the Equity Pledge Agreement, the Business Operation Agreement and the Exclusive Consulting and Service Agreement. Without Shanda Computer’s prior written consent, neither of the shareholders can transfer any equity interests in Shanda Networking.

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

As a result of the VIE agreements between Shanda Computer and both Shanda Networking and its shareholders, Shanda Computer is considered the primary beneficiary of the Shanda Networking entities and Shanda Online consolidates the results of operations of the Shanda Networking entities, and, accordingly, Shanda Networking’s results of operations, assets and liabilities are consolidated in the Company’s financial statements after the Separation in July 2008.
Hurray! is a foreign enterprise under PRC law and accordingly is ineligible to apply for a license to operate its WVAS in the PRC. In order to comply with foreign ownership restrictions, Hurray! operates its WVAS and recorded music business in the PRC through its VIEs. The Hurray! VIEs hold all of the licenses and approvals that are required to operate their WVAS and recorded music business. Certain of Hurray!’s subsidiaries have entered into VIE agreements with Hurray!’s VIEs and their shareholders. As a result of these contractual arrangements, Hurray! is considered the primary beneficiary of the Hurray! VIEs, and the results of operations of the Hurray! VIE entities and their respective subsidiaries are consolidated in the financial statements.
(3) Foreign currency translation
The Company’s reporting currency is the Renminbi (“RMB”). The Company’s subsidiaries and VIEs, with the exceptions of its subsidiaries, Actoz Soft Co., Ltd. (“Actoz”), Shanda Games, Games Holdings, Shanda Games International (Pte) Limited (“Games International”), Hurray! Holding Co., Ltd. (“Hurray!”), Seed Music Co., Ltd and Profita Publishing Limited, used RMB as their functional currency prior to January 1, 2007. From January 1, 2007, the Company changed its functional currency from RMB to the United States dollars (“US$” or “U.S. dollars”) given the significant change in the nature of the Company’s operations from that date. The functional currency of Shanda Games, Games Holdings, Games International and Hurray! Holding Co., Ltd. is the U.S. dollars. From July 1, 2007, Shanda Games consolidated Actoz, a company incorporated in the Republic of Korea into its consolidated financial statements. Actoz’s functional currency is the Korean WON. In July 2009, the Company acquired approximately 52.6% of the outstanding shares of Hurray!. Seed Music Co., Ltd and Profita Publishing Limited (collectively referred to as “Seed Music Taiwan entities”), the subsidiaries of Hurray!, which mainly operate in Taiwan, use Taiwan dollar (“TWD”) as their functional currency.
Assets and liabilities of the Company, Shanda Games, Games Holdings, Games International, Hurray!, Seed Music Taiwan entities and Actoz are translated at the current exchange rates quoted by the People’s Bank of China or the Seoul Money Brokerage Services Limited or the Central Bank of the Republic of China (Taiwan) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity for the years presented.
Transactions denominated in currencies other than functional currencies are translated into the functional currencies at the exchange rates quoted by the People’s Bank of China or the Seoul Money Brokerage Services Limited or the Central Bank of the Republic of China (Taiwan) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates quoted by the People’s Bank of China or the Seoul Money Brokerage Services Limited or the Central Bank of the Republic of China (Taiwan) at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income.

(4) Convenience translation
Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8259, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2009. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2009, or at any other rate.
(5) Cash and cash equivalents
Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.
(6) Restricted cash
Restricted cash mainly represents (i) cash held in a designated bank account for the sole purpose of transmitting proceeds from the exercise of stock options; and (ii) cash that is pledged for loans. Restricted cash that is pledged for loans is netted off against the loans due to its legal right to offset. (Note 25)
(7) Short-term investments
Short-term investments represent the bank time deposits with the original maturities longer than three months and less than one year.
(8) Marketable securities
Marketable securities primarily consist of available-for-sale marketable equity securities, marketable corporate bonds, or mutual funds. Marketable securities are classified as short-term based on their high liquidity. Marketable securities are carried at fair market value with unrealized appreciation (or depreciation) reported as a component of accumulated other comprehensive income (or loss) in shareholders’ equity. The specific identification method is used to determine the cost of marketable securities disposed. Realized gains and losses are reflected as investment income or losses.
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
During the years ended December 31, 2007, 2008 and 2009, the Group recorded unrealized gains on its marketable securities of approximately RMB61.9 million, RMB0.1 million and RMB6.6 million, respectively, as a component of comprehensive income. During the year ended December 31, 2007, the Group reclassified realized gains on its marketable securities of approximately RMB260.3 million in investment income. No realized gains or losses were recognized in 2008 and realized gain of approximately RMB42.2 million was recognized in 2009. See Note 13.

(9) Allowances for doubtful accounts
The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
(10) Inventories
E-key products, EZ products and other interactive entertainment related inventories are accounted for using the weighted average method, while music compact discs (“CDs”) and related music products and books relating to offline publication are accounted for using the first-in, first-out method. All inventories are valued at the lower of cost or market value. The Group provides estimated inventory allowance for excessive, slow moving and obsolete inventories as well as inventory whose carrying value is in excess of net realizable value.
(11) Investment in equity investees
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
The Company continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons; changes in stock market price or valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. Impairment losses on equity method investments are included in earnings of affiliated companies. No significant impairment losses were recorded in the years ended December 31, 2007, 2008 and 2009.

(12) Property and equipment
Property and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment	3~5 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Furniture and fixtures	3~5 years
Motor vehicles	5 years
Office buildings	20 years
Expenditures for maintenance and repairs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the Consolidated Statements of Operations and Comprehensive Income.
(13) Intangible assets
Online game product development costs
The Group recognizes costs to develop its online game products in accordance with ASC 985-20 (formerly referred to as SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”). Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in online game environment in the PRC market. As the period between the date of technological feasibility and the game release date is historically very short and the development costs incurred during this period were insignificant, all online game development costs have been expensed when incurred.
Website and internally used software development costs
The Group recognizes website and internally used software development costs in accordance with ASC 350 -40 (formerly referred to as Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”). As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been immaterial and as a result all website and internally used software development costs have been expensed as incurred.
Upfront licensing fees
Upfront licensing fees paid to third party licensors are capitalized if the related game software has reached technological feasibility in accordance with ASC 985-20 (formerly referred to as SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”) and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which is usually 3 to 7 years.
Software and copyrights
Software and copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the shorter of the useful economic life or stipulated period in the contract, which is usually 1 to 5 years.

Software technology, game engine, non-compete agreements, customer base and trademark acquired through business combinations
An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by ASC 805 (formerly referred to as SFAS No. 141 (Revised 2007) “Business Combinations”). Software technology, game engine, non-compete agreements, customer base and trademark arising from the acquisitions of subsidiaries and VIE subsidiaries are initially recognized and measured at estimated fair value upon acquisition. Amortization is computed using the straight-line method over the following estimated useful lives:

Software technology	0.5 to 6 years
Game engine	3 to 7.5 years
Non-compete agreements	2.5 to 5 years
Customer base	2 to 5.5 years
Trademarks	7.5 or 20 years
In-process research and development	Write off immediately prior to January 1, 2009 or indefinite-lived and subject to impairment testing until completed or abandoned from January 1, 2009
(14) Goodwill
Goodwill is measured as the excess of (i) the total cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 should be recognized as goodwill.
In accordance with ASC 350 (formerly referred to as SFAS No. 142 “Goodwill and other intangible assets”), no amortization is recorded for goodwill. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In October of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. No significant impairment losses were recorded in the year ended December 31, 2007. An impairment loss of RMB14.5 million and write-off of RMB1.5 million were recognized in 2008, and an impairment loss of RMB4.0 million was recorded in 2009 (Note 16).
(15) Long-term prepayments
Long-term prepayments mainly represent the prepayments for usage of the parcels of land where the office buildings are located, are recorded at cost, and are amortized over their respective lease periods (usually 50 years).
(16) Other long-term assets
Other long-term assets mainly represent the upfront license fees of Shanda Games’s online games that have not yet been commercially launched and receivables from independent companies. Other long-term assets as of December 31, 2008 and 2009 include prepayments in respect of the upfront license fees paid for new games of RMB113.2 million and RMB90.4 million, respectively. Receivables due from independent companies as of December 31, 2008 and 2009 amounted to RMB23.0 million and RMB38.2 million, respectively.
Other long-term assets as of December 31, 2008 and 2009 also include issuance costs of RMB22.8 million and RMB14.3 million, of the Company’s 2.0% Convertible Senior Notes due 2011 (“Notes II”), respectively. The issuance cost of Notes II is deferred and being amortized on a straight-line basis over a period of three years from the date of issuance, which is September 16, 2008, to the maturity date on September 15, 2011. The amortization expense of issuance costs related to Notes II for the year ended December 31, 2008 and 2009 was approximately RMB2.9 million and RMB8.6 million, respectively.

(17) Impairment of long-lived assets and intangible assets
Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. Impairment of approximately RMB20.1 million related to intangible assets was recognized during the year ended December 31, 2007. No significant impairment was recognized during the years ended December 31, 2008 and 2009.
(18) Financial instruments
Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, marketable securities, accounts receivable, other current assets, amount due from/to related parties, short term loan, accounts payable, other payables and convertible debt. As of December 31, 2008 and 2009, their carrying values approximated their fair values because of their generally short maturities, except for the marketable securities (Note 13) and the convertible debt (Note 18).
(19) Revenue recognition
Online game revenue
The Group derives its online game revenue from in-game virtual items and game usage fees purchased by game players to play its Massively Multiplayer Online Role-Playing Games (“MMORPGs”) and casual games.
The Group sold pre-paid cards, in both virtual and physical forms, to third party distributors and retailers, including Internet cafes, as well as through direct online payment systems. The prepaid game cards entitle end users to access online game contents for a specified period of time (time-based revenue model) or purchase in-game premium features (item-based revenue model). All proceeds received from distributors or retailers, net off discounts, from the sale of pre-paid card are deferred when received.
Under the item-based revenue model, revenues are recognized over the estimated life of the in-game virtual items that game players purchase or as the in-game virtual items are consumed. Under the time-based revenue model, revenues are recognized based on the time units consumed by the game players. Revenues are also recognized when game players who had previously purchased playing time or virtual currency are no longer entitled to access the online games in accordance with the published expiration policy. Deferred revenue is reduced as revenues are recognized.
Online games revenue, including MMORPGs and casual games, amounted to approximately RMB2,370,592,348, RMB3,423,283,828 and RMB4,900,424,247 during the years ended December 31, 2007, 2008 and 2009, respectively.
Other Revenues
Other revenues principally comprise of revenue from proceeds from online literature portal, advertising revenues, fees from technical services and cooperation, service fees from rendering management software to internet cafe, wireless valued-added services revenue, sale of E-Key and other online game related auxiliary products, sale of offline books, online broadcasting revenues and recorded music revenues.

The Group operates online literature portals, www.qidian.com and www.hongxiu.com. Some of the contents are free to view. For premium contents, readers have to pay subscription fees to get access. Proceeds are collected by the Group via sale of pre-paid card, in physical or virtual form, and charged to readers per thousand characters they read. Proceeds are deferred when received and revenue is recognized based upon the number of characters read by the readers.
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
Wireless value-added services (“WVAS”) revenue are derived from providing mobile phone users with services for recharging value of their prepaid cards and subscribing other content such as game related content and literature content via short messaging services (“SMS”). Following the acquisition of Hurray, the Group also provided other entertainment-oriented wireless value-added services including SMS, multimedia messaging services (“MMS”), wireless application protocol (“WAP”), JavaTM (“Java games”), interactive voice response services (“IVR”) and ring back tone (“RBT”) services, to mobile phone users through the three major Chinese operators of telecommunication networks including China United Telecommunications Corporation (“China Unicom”), China Mobile Communications Corporation (“China Mobile”) and China Telecommunications Corporation (collectively, the “Telecom Operators”). Revenues from WVAS are charged based on a per-use basis or monthly subscription basis and recognized in the period in which the service is performed, provided that collection of the receivables is reasonably assured, the amounts can be accurately estimated, and there are no future service obligations by the Company. In certain instances, for revenues from WVAS business in Hurray!, when a statement is not received within a reasonable period of time, the Group makes an estimate of the revenues and cost of services earned during the period covered by the statement based on its internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances. The historical differences between the recorded revenue based on such estimates and actual revenue confirmed subsequently were not material.
The Group sells E-Key, a secure ID product and other on-line game auxiliary products to customers. Revenues derived from the sale of E-Key and other on-line game auxiliary products are recognized when the titles of such products are transferred to the customers and collections are reasonably assured.
The Group sells books either through book stores or through third party distributors. Revenue from sales made through the book stores or distributors is recognized when the products are sold to the end customers and collections are reasonably assured.
Online broadcasting revenues are derived principally from online broadcasting arrangement. Online broadcasting arrangements allow the Group to provide online radio broadcasting services in particular online game over a particular period of time. Online broadcasting revenues from online broadcasting arrangements are recognized ratably over the displayed period of the arrangement when the collectability is reasonably assured.

Following the acquisition of Hurray!, the Group is involved in business of artist development music production, offline music distribution and online distribution through wireless value-added services and the Internet. Recorded music revenues are derived from live performances, corporate sponsorship, online and wireless sales, and offline CD sales. The Group recognizes artist performance fees and corporate sponsorship or marketing event fees once the performance or the service has been completed and when all revenue recognition criteria were met. Revenues from the sale of CDs is derived either by providing the CD master to a distributor or by directly arranging for the volume production and subsequent wholesale of the CDs. In the former case, the Group receives a fixed fee, has no further obligations and recognizes the fee as revenue when the master CD is provided. In the latter case, the Group ships the produced CDs to retail distributors and recognizes wholesale revenues at the time of shipment less a provision for future estimated returns. The Group licenses its music to third parties for guaranteed minimum royalty payments and normally receives non-refundable upfront licensing fees. In such cases the Group recognizes revenue on a straight-line basis over the license period and deferred revenues are included in liabilities. When the contract provides for additional payments if revenues exceed the minimum amount guaranteed, such amounts are included in revenues when the Group is notified of its entitlement to additional payments.
Other revenues amounted to RMB96,672,154, RMB145,784,600 and RMB340,374,513 during the years ended December 31, 2007, 2008 and 2009, respectively.
The Group’s subsidiaries and its VIE subsidiaries are subject to business tax and related surcharges and value added tax on the revenues earned for services provided and products sold in the PRC. The applicable business tax rate varies from 3% to 5% and the rate of value added tax varies from 3% to 17%. In the accompanying consolidated statements of operations and comprehensive income, business tax and related surcharges for revenues derived from on-line games, advertisement, wireless valued-added services, proceeds from online literature portal, online broadcasting services, recorded music services are deducted from gross receipts to arrive at net revenues.
(20) Deferred revenue
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
(21) Deferred licensing fees and related costs
Upon the receipt of proceeds from the distributors, which can be specifically attributable to certain online game, the Group is obligated to pay on-going licensing fees and other costs related to such proceeds, including business tax and related surcharges. As revenues are deferred (Note 3(20)), the related on-going licensing fees and costs are also deferred. The deferred licensing fees and related costs are recognized in the consolidated statements of operations and comprehensive income in the period in which the related online game proceeds received are recognized as revenue.
(22) Cost of revenue
Cost of online games and services rendered
Cost of online game revenues consists primarily of salary and benefits, online game licensing fees, server leasing charges, depreciation, maintenance and rental of computer equipment, amortization of upfront licensing fees, share-based compensation, manufacturing costs for prepaid game cards, expenses for customer loyalty program and other overhead expenses directly attributable to the provision of online game services. Cost of service revenues consists primarily of salary and benefits, bandwidth leasing and communication costs, service fees and network fees paid to Telecom Operators, royalty fees payable to other parties for use of their work, CD and books production cost and other overhead expenses directly attributable to the provision of the related services. Cost of online games and services rendered amounted to approximately RMB796,187,000, RMB1,013,174,000 and RMB1,453,265,000 during the years ended December 31, 2007, 2008 and 2009, respectively.

The Group’s customers participate in a reward program, which provides physical awards and virtual items to customers based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide physical rewards are recognized as cost of revenue and those to provide virtual items are recognized as reduction of revenue and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly.
Cost of goods sold
Cost of goods sold primarily consists of direct manufacturing costs of E-Key, other on-line game auxiliary products, CDs and books, as well as the corresponding shipping and handling costs for the products sold. Cost of goods sold amounted to approximately RMB10,914,000, RMB7,296,000 and RMB28,925,000, during the years ended December 31, 2007, 2008 and 2009, respectively.
(23) Product development
Product development costs consist primarily of salaries and benefits, depreciation expense, outsourced game development expenses, share-based compensation and other expenses incurred by the Group to research, develop, maintain, monitor and manage the Group’s online gaming products, software, websites and integrated platforms, and are recorded on an accrual basis.
(24) Sales and marketing
Sales and marketing costs consist primarily of advertising and marketing promotion expenses, salaries and benefits, share-based compensation and other expenses incurred by the Group’s sales and marketing personnel, and are recorded on an accrual basis. Advertising and market promotion expenses amounted to approximately RMB112,043,000, RMB220,602,000 and RMB380,781,000 during the years ended December 31, 2007, 2008 and 2009, respectively.
(25) General and administrative
General and administrative expenses consist primarily of salary and benefits, professional service fees, business tax expense, share-based compensation, and other expenses. The Company’s business tax expense primarily relates to services and licensing fees paid by our VIE subsidiaries to Shengqu, Shengji, Lansha and Shanda Computer.
(26) Share-based compensation
The Group follows ASC 718 (formerly referred to as Statement of Financial Accounting Standard 123(R) “Accounting for stock-based compensation”), which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. Under ASC 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards. The Company has applied the provisions of ASC 718-10—S99 regarding the United States Securities and Exchange Commission’s (“SEC”) interpretation of ASC 718 and the valuation of share-based payments for public companies.

In accordance with ASC 718, the Company has recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only, and using the graded-vesting attribution method for awards with graded vesting features and performance conditions.
(27) Leases
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
(28) Taxation
The income tax provision reflected in the Company’s Consolidated Statements of Operations and Comprehensive Income is provided on the taxable income of each subsidiary on the separate tax return basis.
Deferred income taxes are provided using the liability method in accordance with ASC 740 (formerly referred to as SFAS No. 109, “Income Taxes”). Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of; the deferred tax assets will not be realized.
Effective January 1, 2007, the Company follows ASC 740-10-25 (formerly referred to as FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes — An interpretation of FASB Statement No. 109). The interpretation prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Group’s adoption of ASC 740-10-25 did not result in any adjustments to the opening balance of the Group’s retained earnings as of January 1, 2007. See Note 7, “Taxation”, for further information.
(29) Statutory reserves
China
The Group’s subsidiary and the VIEs incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”). Shengqu, Shengji, Lansha, Shanda Computer and Grandpro Technology (Shanghai) Co., Ltd, in accordance with the Law of the PRC on Enterprises Operated Exclusively with Foreign Capital, must make appropriations to (i) general reserve and (ii) enterprise expansion fund.

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
Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the years ended December 31, 2007, 2008 and 2009, the Group made total appropriations to these statutory reserves of approximately RMB 5,675,000, RMB 36,060,000 and RMB12,570,000, respectively.
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
(30) Dividends
Dividends of the Company are recognized when declared.
Relevant laws and regulations permit payments of dividends by the PRC and Korean subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations (see Note 3(29)).
In addition, since a significant amount of the Group’s future revenues will be denominated in RMB, the existing and any future restrictions on currency exchange may limit the Group’s ability to utilize revenues generated in RMB to fund the Group’s business activities outside China, if any, or expenditures denominated in foreign currencies.
(31) Earnings per share
Basic net income per share attributable to Shanda Interactive ordinary shareholders is computed using the weighted average number of ordinary shares outstanding during the year. Diluted net income per share attributable to Shanda Interactive ordinary shareholders is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options for the purchase of ordinary shares and the settlement of restricted share units accounted for using the treasury stock method and the conversion of the convertible debt accounted for using the as-converted method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive. Additionally, in the calculation of diluted net income per share attributable to Shanda Interactive, the Company’s net income is reduced by the difference between the basic and diluted net income per share attributable to Shanda Games multiplied by the Company’s holding in Shanda Games’ shares. There was no impact of Hurray! on the diluted calculation as Hurray!’s basis and net income were the same due to its net loss for the period.

(32) Comprehensive income
Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustment and unrealized gain/(loss) of marketable securities.
(33) Segment reporting
ASC 280 (formerly referred to as SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”), establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Prior to the Separation, the Company operated and managed its business as a single segment. After the Separation in July 2008, the Company’s business activities, for which discrete financial information is available, are regularly reviewed and evaluated by the chief operating decision makers. As a result of this evaluation, the Company determined that it has following the operating segments as follows:
Shanda Games, which develops, sources and manages intellectual property rights relating to MMORPGs and advanced casual games;
Shanda Online, which operates our integrated service platform that provides distribution, payment, customer service and other e-commerce services for online entertainment content.
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

The segment information provided below has been prepared as if the current corporate structure which separates the Company’s business into online games related and integrated services platform related, had been in existence throughout the periods presented and as if the Separation had occurred as of the earliest period presented. Accordingly, for the period from January 1, 2007 to June 30, 2008, the segment information was prepared by combining the revenues and expenses that were directly applicable to each business segment and for the period from July 1, 2008 to December 31, 2009, the information set forth below consists of the financial statements of each segment, including with respect to Shanda Games as a standalone entity subsequent to the Separation. Summarized below are the net revenues, costs of revenues and gross profits with respect to each business segment.

	Year Ended December 31, 2009 (in RMB thousands)
	Shanda Games	Shanda Online	Others(1)	Elimination	Total

Net revenues	4,806,705	1,066,178	524,498	(1,156,582)	5,240,799
Costs of revenues	(1,933,474)	(203,249)	(295,866)	950,398	(1,482,191)
Gross profit margins	2,873,231	862,929	228,632	(206,184)	3,758,608

	Year Ended December 31, 2008 (in RMB thousands)
	Shanda Games	Shanda Online		Others(1)	Elimination	Total

Net revenues	3,376,756	784,186	(2)	268,164	(860,038)	3,569,068
Costs of revenues	(1,489,361)	(126,031)		(171,941)	766,863	(1,020,470)
Gross profit margins	1,887,395	658,155		96,223	(93,175)	2,548,598

	Year Ended December 31, 2007 (in RMB thousands)
	Shanda Games		Shanda Online		Others(1)	Elimination	Total

Net revenues	2,322,799	(3)	593,938	(4)	155,056	(604,528)	2,467,265
Costs of revenues	(1,261,140)		(79,819)		(97,317)	631,174	(807,102)
Gross profit margins	1,061,659		514,119		57,739	26,646	1,660,163

(1)
The Company generate revenues from other businesses, such as literature business, chess and board game platform, e-sports games platform, WVAS services, music and artist agency business, advertising, the provision of management software to Internet cafe, etc. Beginning in the third quarter of 2009, the Company began consolidating the financial result of Hurray!.

(2)
Represents fees for certain technical services as calculated pursuant to contractual agreements entered into both prior to and in connection with the Separation. Therefore, net revenues in 2008 were calculated using these methods of calculating prior to and after the Separation, and hence net revenues for the years ended December 31, 2007, 2008 and 2009 may not be comparable.

(3)
For the period from January 1, 2007 through June 30, 2007, Shanda Games accounted for its investment in Actoz using the equity method of accounting. Beginning in the third quarter of 2007, Shanda Games began consolidating the financial results of Actoz.

(4)
For the year ended December 31, 2007, net revenues represented fees for certain technical services provided by Shanda Online primarily to Shanda Games pursuant to contractual agreements entered into prior to the Reorganization.

(34) Fair value measurements
On January 1, 2008, the Group adopted the ASC 820 (formerly referred to as Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”) for financial assets and liabilities. On January 1, 2009, the Company also adopted the statement for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets at fair value, including its marketable securities.

As of December 31, 2008 and 2009, the marketable securities and the financial liability related to the forward contract (Note 25) are recorded at fair value, classified within Level 1 of the fair value hierarchy. The Company has no other financial assets or liabilities that are being measured at fair value at December 31, 2009.
The Company is also required by ASC 825-10-50 (formerly referred to as SFAS 107, “Disclosures about Fair Value of Financial Instruments”), to disclose the fair value of financial instruments that are not carried at fair value on the consolidated balance sheet. The fair value of the convertible debt is disclosed in Note 18.
(35) Business combinations and non-controlling interests
The Company accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities the Company acquired based on their estimated fair values.
From January 1, 2009, the Company adopted ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”). Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.
When the Company obtains control over an entity by acquiring an additional interest in that entity. The Company’s previously held equity interest is remeasured to fair value at the date the controlling interest is acquired. Any difference between the carrying value and the fair value of the previously held equity interest is recognized as a gain or loss in the income statement. Subsequent changes in the equity interest of a subsidiary while the Company retaining its controlling interests are accounted for as equity transactions.
From January 1, 2009, following the adoption of ASC810 (formerly referred to as SFAS No.160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”), the Company also renamed the minority interests to non-controlling interests and reclassified it on the consolidated balance sheet from the mezzanine section between liabilities and equity to a separate line item in equity except for the redeemable securities that are subject to the guidance in ASC 268 (formerly referred to as EITF Topic D-98, “Classification and Measurement of Redeemable Securities”). The Company also expanded disclosures in the consolidated financial statements to clearly identify and distinguish the interests of the Company from the interests of the non-controlling owners of its subsidiaries. The Company has applied the presentation and disclosure requirements retrospectively for all period presented.

(36) Reclassifications
Certain reclassifications have been made to all years presented in the consolidated financial statements to conform to the current year presentation.
4. Recent accounting pronouncements
On April 9, 2009, the FASB issued ASC 320 (formerly referred to as FSP No. 115-2 and FSP 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”), which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The ASC 320 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of ASC 320 has no material effect on the Company’s consolidated results of operations and financial condition.
In April 2009, the FASB issued ASC 820-10-65-4 (formerly referred to as FSP No. 157-4, “Determining Whether a Market is Not Active and a Transaction Is Not Distressed”), which clarifies when markets are illiquid or that market pricing may not actually reflect the “real” value of an asset. If a market is determined to be inactive and market price is reflective of a distressed price then an alternative method of pricing can be used, such as a present value technique to estimate fair value. The guidance identifies factors to be considered when determining whether or not a market is inactive, and would be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 and shall be applied prospectively. The adoption of ASC 820-10-65-4 has no material effect on the Company’s financial statements.
In April 2009, the FASB issued ASC 805-20-35 (formerly referred to as FSP No.FAS 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,”). ASC 805-20-35 amends the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC 805-20-35 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria and instead carries forward most of the provisions in ASC805 for acquired contingencies. ASC 805-20-35 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The adoption of ASC 805-20-35 has no material effect on the Company’s consolidated results of operations and financial condition.
In May 2009, the FASB issued ASC 855 (formerly referred to as SFAS No. 165 “Subsequent Events”), which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective after June 15, 2009. In February 2010, the FASB issued ASU 2010-09 which updates ASC 855 and removes the requirement for public companies to disclose the date through which an entity has evaluated subsequent events. ASU 2010-09 became effective immediately. The adoption of ASC 855 did not have a material impact on the Company’s financial statements.

In June 2009, FASB issued ASC 105 (formerly referred to as SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No.162). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective for the reporting period ending on September 30, 2009. Beginning with the third fiscal quarter of 2009, the references made to U.S. GAAP use the new Codification numbering system prescribed by the FASB. The adoption of ASC 105 does not have any impact to the Company’s consolidated results of operations and financial condition.
In June 2009, the FASB issued ASC 860 (formerly referred to as SFAS No.166 “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No.140”). ASC860 amended the disclosure requirement that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASC860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company does not expect ASC 860 to have any impact on the Company’s consolidated results of operations and financial condition.
In June 2009, the FASB issued amendments to various sections of ASC 810 (formerly referred to as SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)”, which amends FASB Interpretation No. 46 (revised December 2003)) to address the elimination of the concept of a qualifying special purpose entity. Such amendments to ASC 810 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, such amendments to ASC 810 provide more timely and useful information about an enterprise’s involvement with a variable interest entity. These amendments to ASC 810 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating the impact of the adoption of ASC 810 on its financial statements and does not expect a significant impact.
In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605) — Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2009-13 on its financial statements.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) —Improving Disclosures about Fair Value Measurements”. ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.
5. BUSINESS COMBINATIONS
The Company completed the following acquisitions from 2007 to 2009:
Acquisitions completed in 2009
(1) Hurray!
In July 2009, the Group acquired, by means of a tender offer, 1,155,045,300 ordinary shares of Hurray!, a NASDAQ listed company engaged in artist development, music production and wireless music distribution and other wireless value-added services in China, at a purchase price of US$0.04 per share for a total consideration in cash of approximately US$46.2 million (equivalent to RMB315.6 million). As a result, the Group held 52.6% equity interests in Hurray! and became the majority shareholder of Hurray!. Since Shanda has unilateral control of Hurray!, the Company started to consolidate Hurray!’s financial statements since then. The Company believed the acquisition of Hurray! was an integral piece of the Company’s strategy to diversify its interactive entertainment content.
The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

RMB
Cash and cash equivalents	331,222,000
Short-term investments	68,299,000
Other current assets	62,928,000
Identifiable intangible assets	161,149,000
Goodwill	25,935,000
Other non-current assets	12,529,000
Current liabilities	(71,289,000)
Other non-current liabilities	(2,020,000)
Non-controlling interests at fair value	(273,111,000)

Purchase price	315,642,000

Total identifiable intangible assets acquired upon consolidation, mainly include relationship with Telecom Operators of RMB149.6 million and trademark of RMB11.6 million, which have estimated useful lives of 10 years and 20 years, respectively. Total goodwill of RMB25.9 million primarily represents the expected synergies from combining operations of the Company and Hurray!, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purpose.
The fair value of non-controlling interest in Hurray! has been determined mainly based on the number of shares held by non-controlling shareholders and the prices in recent share transactions made at open market close to the acquisition date, taking into consideration other factors, as appropriate.

Following the acquisition, Hurray!’s financial results have been included in the consolidated statements of operations and comprehensive income. The amount of Hurray!’s revenue and net loss included in the consolidated statements of operations and comprehensive income for 2009 was not material. The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2008 and 2009, as if the acquisition of Hurray! had occurred on January 1, 2008 and 2009, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

	Year ended	Year ended
	December 31, 2008	December 31, 2009
	Unaudited in RMB	Unaudited in RMB
Net revenues	3,942,423,000	5,422,008,000
Net income	1,177,127,000	1,480,456,000
The pro forma net income for 2008 and 2009 includes RMB15.3 million for the amortization of identifiable intangible assets and was determined using the actual effective income tax rate of Hurray! in 2008 and 2009.
In September 2009, the Company further acquired a 3.6% equity interest in Hurray!, for a consideration of US$3.1 million (equivalent to RMB21.3 million) and increased its total equity interest in Hurray! from 52.6% to 56.2%. The excess portion amounting to RMB2.6 million of the cash paid over the adjustment to the carrying amount of non-controlling interests of RMB18.7 million was recognized as a decrease in additional paid in capital attributable to the Company. (Note 20)
(2) Suzhou Jinyou Digital Technology Co., Ltd.
In December 2009, the Group acquired a 70% equity interest of Suzhou Jinyou Digital Technology Co., Ltd. (“Jinyou”), a developer and operator of online chess game and board games in China for a total consideration of RMB70,000,000 in cash.
The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

RMB
Cash and cash equivalents	2,354,000
Other assets	3,745,000
Identifiable intangible assets	118,021,000
Deferred tax liabilities	(29,505,000)
Total liabilities	(615,000)
Non-controlling interests at fair value	(24,000,000)

Purchase price	70,000,000

Total identifiable intangible assets acquired upon consolidation, mainly including partnership agreements of RMB88.9 million and core technology of RMB29.1 million, both have estimated useful lives of 4 years.

The fair value of non-controlling interest has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate taking into consideration other factors, as appropriate.
Jinyou’s financial results have been included in the consolidated statements of operations and comprehensive income since the acquisition date. The amount of Jinyou’s revenue and earnings included in the consolidated statements of operations and comprehensive income for 2009 was not material. The following unaudited pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2009, as if the acquisition of Jinyou had occurred on January 1, 2009, and after giving effect to purchase accounting adjustments. Jinyou did not have any significant operations in 2008 and therefore no comparative figures have been presented below. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

Year ended
December 31, 2009
Unaudited in RMB

Net revenues	5,251,045,000
Net income	1,578,096,000
The pro forma net income for 2009 includes RMB29.5 million for the amortization of identifiable intangible assets and was determined using the actual effective income tax rate of Jinyou in 2009.
(3) Chengdu Simo
In July 2009, Shanda Games acquired a 100% equity interest of Chengdu Simo Technology Co., Ltd. (“Chengdu Simo”), a developer and operator of MMORPGS in China. Pursuant to the acquisition agreement, the total purchase consideration was RMB148.8 million in cash, of which RMB48.8 million will be paid in 2010.
The purchase price of Chengdu Simo was allocated as follows:

RMB
Cash	6,374,000
Other assets	26,885,000
Identifiable intangible assets	104,300,000
Purchased in-progress research and development	6,000,000
Deferred tax liabilities	(11,723,000)
Goodwill	53,532,000
Current liabilities	(36,568,000)

Purchase price	148,800,000

Total identifiable intangible assets acquired upon consolidation mainly include software technology of RMB83.3 million and non-compete agreement of RMB21.0 million, and their estimated useful lives are 3.0 to 7.5 years and 5 years, respectively. Purchased in-progress research and development of RMB6 million were capitalized as an indefinite-lived intangible asset subject to impairment testing until completion or abandonment. Total goodwill of RMB53.5 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining game operations of the Company and Chengdu Simo and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purpose.

Chengdu Simo’s financial results have been included in the consolidated statements of operations and comprehensive income since the acquisition date. The amount of Chengdu Simo’s revenue and earnings included in the consolidated statements of operations and comprehensive income for 2009 was not material. The following unaudited pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2009, as if the acquisition of Chengdu Simo had occurred on January 1, 2009, and after giving effect to purchase accounting adjustments. Chengdu Simo was incorporated in 2008 and did not have any significant operations in 2008 and therefore no comparative figures are presented below. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

Year ended
December 31, 2009
Unaudited in RMB

Net revenues	5,269,350,000
Net income	1,552,252,000
The pro forma net income for 2009 includes RMB16.8 million for the amortization of identifiable intangible assets and was determined using the actual effective income tax rate of Chengdu Simo in 2009.
(5) Other acquisitions
In July 2009, the Group acquired 51% of equity interest in Tianjin Huawen Tianxia Books Inc. (“Huawen Tianxia”), a company specializing in book concept, licensing copyrights from the overseas, marketing and distributing books in China, for a total consideration of RMB40,000,000 in cash. The rationale for acquiring Huawen Tianxia was to strengthen the Group’s strategy of diversifying its entertainment content offering and distribution channels. The fair value of the non-controlling interest of RMB32,237,000 was determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate. Total identifiable intangible assets acquired of approximately RMB36,316,000 mainly represents the distribution agreements, which have an estimated useful life of 5 years.
In December 2008, the Group acquired 20% of equity interest in Shanghai Caiqu Networking Technology Co., Ltd. (“Caiqu”), a web-game community operator in China for a total consideration of RMB4,000,000 in cash (Note 13). To further enhance the Company’s strategy of diversifying its entertainment content offering, the Group acquired the remaining 80% equity interest in Caiqu for a consideration of RMB15,000,000 in cash in November 2009. As Caiqu did not have significant operations in 2009, the Group believes the difference between fair value and carrying amount of the previously held equity investment is not material and no gain or loss was recognized. Total identifiable intangible assets acquired of approximately RMB14,942,000 mainly represents the software technology, which have an estimated useful life of 5 years.

In 2009 the Group also acquired 63.4%, 100% and 100% of the equity interests in three companies, which operate tourist attractions in Zhejiang province. Total consideration for these acquisitions was RMB3,170,000, RMB8,000,000 and RMB12,425,000, respectively, among which RMB3,170,000 and RMB8,000,000 was prepaid in 2008. Following the acquisition of 63.4% of equity interest in one of the three tourism companies, the Group acquired all of the remaining 36.6% equity interest in that company from its non-controlling shareholders for a consideration of RMB2,287,500 in cash in July 2009. The excess portion of approximately RMB2.0 million of the cash paid over the adjustment to the carrying amount of non-controlling interests of RMB0.3 million was recognized as a decrease in additional paid in capital attributable to the Company. Total identifiable intangible assets acquired of approximately RMB10,420,000 mainly represents the qualification of national 4A tourists attractions for several scenic spots, which have an estimated useful life of 5 years.
Based on the assessment on all the acquired companies’ financial performance made by the Group in 2009, none of the acquired company on its own or in total is considered material to the Group. Thus management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combinations completed in 2009 is not necessary.
Acquisitions completed in 2008
In 2008, the Company incurred an aggregate upfront cash consideration of approximately RMB20,845,000 to the sellers to acquire 75% equity interest of Shanghai Yisheng Network Technology Co., Ltd., a company engaged in providing in-game radio broadcasting service in China, and 60% equity interest of Hong Xiu Tian Xiang Science and Technology Development (Beijing) Co., Ltd., a leading developer and operator of online literature in China. Total identifiable intangible assets acquired of approximately RMB16,985,000 consist of software technology and customer base which are being amortized on a straight line basis over economic lives of five years estimated by the Company.
In July 2009, the Company acquired additional equity interest in Hong Xiu Tian Xiang Science and Technology Development (Beijing) Co., Ltd. from 60% to 71% by increasing its share capital for a total consideration of RMB15,000,000 in cash. As a result of the capital injection, the non-controlling shareholders’ equity interest in Hongxiu increased by approximately RMB3.7 million and the Company recognized the corresponding decrease of its investment in Hongxiu as a deduction in additional paid in capital attributable to the Company.
Acquisitions completed in 2007
(1) Actoz
In 2004 and 2005, Shanda acquired approximately 38.18% of equity interest in Actoz. As of December 31, 2005, the carrying amount of the investment in Actoz was RMB328.3 million.
From December 2006 through July 5, 2007, the Group acquired additional 12.0% equity interest in Actoz for a consideration of US$11.4 million in cash (equivalent to RMB 88.3 million). As a result, the Group holds 50.1% equity interest in Actoz and became the majority shareholder of Actoz. Since Shanda has unilateral control of Actoz, it started to consolidate Actoz’s financial statements from July 1, 2007.

The purchase price of Actoz in connection with the total consideration of US$11.4 million in cash (equivalent to RMB 88.3 million) was allocated as follows:

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
Total goodwill of RMB86,479,000 comprising goodwill of RMB75,391,000 arose from 38.1% acquisition in 2004 and 2005 upon consolidation represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired, and is not deductible for tax purposes. In accordance with ASC 350, goodwill is not amortized but is tested for impairment.
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
(2) Aurora
In July 2007, Shanda Games acquired a 100% equity interest of Chengdu Aurora Technology Development Co. Ltd, or Aurora, a leading developer and operator of MMORPGs in China. Pursuant to the acquisition agreement, the total purchase consideration was RMB101 million, of which RMB80.8 million and RMB15.1 million were paid in 2007 and 2008, respectively, and RMB5.1 million has been paid in 2009. The primary purpose of the acquisition was to complement the Company’s core online game business.
The purchase price of Aurora was allocated as follows:

RMB
Cash	24,260,000
Other assets	12,161,000
Identifiable intangible assets	64,530,000
Deferred tax liabilities	(16,133,000)
Goodwill	26,130,000
Current liabilities	(9,948,000)

Purchase price	101,000,000

Identifiable intangible assets acquired, mainly include software technology and trademarks of RMB64.5 million, with estimated useful lives of 4.5-5.5 years and 7.5 years respectively. Goodwill of RMB26.1 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired, and is not deductible for tax purposes. In accordance with ASC 350, goodwill is not amortized but is tested for impairment.

6. OTHER INCOME, NET

	2007	2008	2009
	RMB	RMB	RMB

Government financial incentives	57,496,592	62,253,380	221,879,333
Donation expenses	(3,895,121)	(17,475,876)	(2,150,000)
Foreign exchange gain (loss)	(5,356,584)	(7,834,393)	(5,700,933)
Others	(20,203,412)	(7,562,643)	(10,450,712)

	28,041,475	29,380,468	203,577,688

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
Hong Kong
The Company’s subsidiaries in Hong Kong are subject to taxes at 17.5%, 16.5% and 16.5% for the years ended December 31, 2007, 2008 and 2009, respectively. No Hong Kong profit tax has been provided as the Group did not have assessable profit that was earned in or derived from Hong Kong subsidiaries during the years presented.
China
Prior to January 1, 2008, the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (collectively the “previous PRC Income Tax Laws”). Pursuant to the previous PRC Income Tax Laws and rules, enterprises were generally subject to a statutory tax rate of 33% (30% state income tax plus 3% local income tax). Subsidiaries that are registered in the Pudong New District of Shanghai are, however, subject to a 15% preferential EIT rate pursuant to the local tax preferential treatment before January 1, 2008.

Shengqu, as a software development enterprise, has been granted a two-year EIT exemption and followed by a three year 50% EIT reduction on its taxable income, commencing the year ended December 31, 2003 (“tax holiday”). Accordingly, Shengqu was subject to an income tax rate of 7.5% for the years 2007. Nanjing Shanda, as a result of receiving government’s recognition as a technology advanced enterprise, has been entitled to a full income tax exemption for two years effective from January 1, 2005 and was subject to a preferential tax rate of 15% in 2007. In April 2006, government recognition in October 2005 of Hangzhou Bianfeng, which was previously subject to income taxes at a statutory rate of 33%, as a technologically advanced enterprise was acknowledged by the local tax authority. As a result of the acknowledgement, Hangzhou Bianfeng is entitled to a two-year exemption from income taxes commencing from 2004, which was deemed to be its first cumulative profit-making year by the local tax authority. In 2006 and 2007, Hangzhou Bianfeng was subject to a preferential tax rate of 15%.
In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulations Implementing Regulations for the PRC Corporate Income Tax Law. The law and regulations went into effect on January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. The Corporate Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%.
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
In 2008, the local governments announced the recognition of the Company’s subsidiaries and VIEs, including Shengqu, Shanda Computer, Shanda Networking, Hangzhou Bianfeng, Shanghai Shulong, Shanghai Holdfast Online Information Technology Co., Ltd., Chengdu Aurora Technology Development Co., Ltd., and Chengdu Jisheng Technology Co., Ltd. as high-new technology enterprises. Accordingly, these entities are entitled to a preferential tax rate of 15%, which is effective retroactively from January 1, 2008.
In addition, as Shengqu was also qualified for state key software enterprise for the years 2008 and 2009, Shengqu has been subject to an income tax rate of 10% for the years 2008 and 2009. The Corporate Income Tax Law also provides that “Software Enterprise” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to rate of 12.5% for the subsequent three years. Shanda Computer is qualified as a software enterprise, which is effective retroactively from January 1, 2008. As informed by the relevant tax bureau, Shanda Computer will be subject to a 0% income tax rate for the full year 2008 and a 50% tax reduction to an applicable rate from fiscal 2009 to fiscal 2011. As a result, Shanda Computer was subject to a 10% income tax rate in 2009. Despite the fact that Shanda Computer was subject to a 0% income tax rate for the year 2008, they were still required by the relevant tax bureau to prepay income tax of RMB79 million at the statutory rate of 15% during the year ended December 31, 2008, which was subsequently received from relevant tax authorities in 2009.
The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. All of the Group’s China-based subsidiaries were invested by immediate foreign holding company in Hong Kong. All the foreign invested enterprises are subject to withholding tax on dividends distribution effective from January 1, 2008. In the fourth quarter of 2008 and 2009, the Company’s certain subsidiaries planned to distribute the profit to its immediate holding companies in Hong Kong and a withholding tax of RMB60.0 million and RMB69.6 million was accrued based on a 5% withholding tax rate, respectively. Except for this, since the Company intends to reinvest earnings to further expand its businesses in mainland China, its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

Taiwan
Seed Music Co., Ltd and Profita Publishing Limited, the subsidiaries of Hurray! that mainly operate in Taiwan, are subject to a corporate income tax rate of 25%.
Korea
Actoz, the subsidiary incorporated in the Republic of Korea (“Actoz”) is subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in its respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the Republic of Korea (collectively the “Korea Income Tax Laws”), respectively. Actoz is subject to a 14.3% and 27.5% (in excess of KRW 100,000,000 of taxable income) tax rate for the years ended December 31, 2007 and 2008, and a 12.1% and 24.2% (in excess of KRW 200,000,000 of taxable income) tax rate for the year ended December 31, 2009, which includes resident tax surcharges in accordance with the Korea Income Tax Laws & Local Tax Law.
Composition of income tax expense
The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009
	RMB	RMB	RMB

Current income tax expenses	171,131,529	226,226,624	437,321,556
Deferred income tax benefits	(37,295,292)	(9,755,523)	(21,182,800)
Withholding taxes	—	60,000,000	69,635,112

Income tax expenses	133,836,237	276,471,101	485,773,868

Reconciliation of the differences between statutory tax rate and the effective tax rate
The reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31, 2007, 2008 and 2009 is as follows:

	2007	2008	2009

Statutory income tax rate	33%	25%	25%
Tax differential from statutory rate applicable to the subsidiaries and the VIE subsidiaries	(13%)	(12%)	(14%)
Non-taxable income outside the PRC	(9%)	—	—
Enacted tax rate change	(1%)	(1%)	—
Effect of tax holidays	(2%)	(5%)	(1%)
Effect of the withholding taxes	—	4%	3%
Effect of change in valuation allowance	—	4%	4%
Non-deductible expenses	1%	3%	5%

Effective income tax rate	9%	18%	22%

The aggregate amount and per share effect of the tax holidays are as follows:

	2007	2008	2009
	RMB	RMB	RMB

The aggregate net income effect	30,302,276	81,125,328	26,044,547
Basic share effect	0.21	0.57	0.19
Diluted share effect	0.21	0.56	0.19
The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	December 31,	December 31,
	2008	2009
	RMB	RMB

Deferred tax assets
Licensing fees and related costs and deferred revenues	44,099,281	33,507,663
Tax losses carry forward	18,637,417	78,681,097
Other temporary differences	49,720,058	110,609,771
Foreign tax credit of Actoz	59,688,710	117,557,522
Development costs	11,595,025	9,825,670
Less: Valuation allowances	(59,680,349)	(215,679,179)

Total deferred tax assets	124,060,142	134,502,544

Deferred tax liabilities
Intangible assets arising from business combination	39,224,250	80,185,676
Withholding taxes	60,000,000	92,683,791

Total deferred tax liabilities	99,224,250	172,869,467

Movement of valuation allowances

	2008	2009
	RMB	RMB

At beginning of year	9,969,052	59,680,349
Consolidation of Hurray!	—	50,028,771
Current year additions	52,977,067	108,252,671
Current year reversals	(3,265,770)	(2,282,612)

At end of year	59,680,349	215,679,179

Valuation allowances have been provided on the net deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2008 and 2009, the majority of valuation allowances were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards generated by certain VIE subsidiaries and foreign tax credit carry forwards generated by a subsidiary. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Tax losses incurred in 2007, 2008, and 2009 were approximately RMB6.4 million, RMB67.2 million and RMB166.8 million, respectively. The tax losses carried forward as at December 31, 2007, 2008, and 2009, which approximated RMB31.5million, RMB87.4 millions and RMB387.5 millions respectively, will expire during the period from year 2010 to 2014.
The Group implemented the provisions of ASC 740-10-25 as of January 1, 2007 and the adoption of ASC 740-10-25 had no impact on the Group’s results of operations and shareholders’ equity. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2009
	RMB	RMB

Balance at the beginning of the year	9,427,110	9,427,110
Additions for tax positions of the current year	—	—

Balance at the end of the year	9,427,110	9,427,110

If the Group’s unrecognized tax benefits accrued as of December 31, 2009 were to become recognizable in the future, the Group would record a total reduction of approximately RMB 9,427,000 in the income tax provision. The Group is not aware of any factors that indicate the unrecognized tax benefits accrued as of December 31, 2009 will be qualified of being recognized in the foreseeable future and consider it a long-term liability.
The Group’s accounting policy is to record estimated interest and penalties related to the potential underpayment of income taxes, net of related tax effects, as a component of the income tax provision. As of December 31, 2008 and 2009, the Group had accrued no such estimated interest expense and income tax penalty expense.
The Group’s uncertain tax positions are taken with respect to income tax return reporting periods beginning after December 31, 2002, which are the periods that remain generally open to income tax audit examination by the various income tax authorities that have jurisdiction over the Company’s subsidiary and VIE’s income tax reporting for that period of time, which is usually five years. The Group has monitored and will continue to monitor the lapsing of statutes of limitations on potential tax assessments for related changes in the measurement of unrecognized tax benefits, related net interest and penalties, and deferred tax assets. As of December 31, 2009, however, the Group does not expect to record any material changes in the measurement of unrecognized tax benefits, related net interest and penalties or deferred tax assets and liabilities due to the lapsing of statutes of limitations on potential tax assessments within the next twelve months.

8. EARNINGS PER SHARE
Basic and diluted net income per share attributable to the Company’s ordinary shareholders has been calculated in accordance with ASC 260 for the years ended December 31, 2007, 2008 and 2009 as follows:

	2007	2008	2009
	RMB	RMB	RMB
Numerator:
Net income attributable to Shanda Interactive for basic earnings per ordinary share	1,265,181,877	1,228,674,196	1,592,564,271
Less: Dilution from Shanda Games	—	—	(7,249,131)

Net income attributable to Shanda Interactive for diluted earnings per ordinary share	1,265,181,877	1,228,674,196	1,585,315,140

Denominator:
Weighted-average ordinary shares outstanding for basic calculation	143,340,207	142,991,542	134,265,829
Dilutive effect of share options	2,946,312	1,683,360	1,936,559
Dilutive effect of convertible notes	—	—	2,301,529

Denominator for diluted earnings per share	146,286,519	144,674,902	138,503,917

Basic earnings per share	8.83	8.59	11.86

Diluted earnings per share	8.65	8.49	11.45

Convertible notes were not included in the computation of diluted EPS in 2007 and 2008 because the inclusion of such instrument would be anti-dilutive.
For the years ended December 31, 2007, 2008 and 2009, potentially dilutive shares of Shanda Interactive of approximately 1.0 million, 1.4 million and 0.3 million were excluded in the computation of diluted earnings per share for these periods as their effect would have been anti-dilutive.
For the years ended December 31, 2008 and 2009, potentially dilutive shares of Shanda Games of approximately 5.6 million and 4.7 million were excluded in the computation of dilution impact from Shanda Games for these periods as their effect would have been anti-dilutive. Potentially dilutive shares of Hurray! of approximately 46.2 million were excluded in the computation of dilution impact from Hurray! for the year ended December 31, 2009 as their effect would have been anti-dilutive.
9. CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of December 31, 2009 include cash balances held by the Company’s VIE subsidiaries of approximately RMB1,877,809,000. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 29). However, these cash balances can be utilized by the Company for its normal operations pursuant to various agreements which enable the Company to substantially control these VIE subsidiaries as described in Note 3(2) for its normal operations.
Included in the cash and cash equivalents are cash balances denominated in U.S. dollars of approximately US$185,125,000 and US$1,069,539,000 (equivalent to approximately RMB1,263,017,000 and RMB7,300,569,000) as of December 31, 2008 and 2009, respectively.
Included in the cash and cash equivalents are cash balances denominated in Korean Won of approximately KRW 5,653,703,000 and KRW3,800,199,000 (equivalent to approximately RMB30,564,000 and RMB22,421,000) as of December 31, 2008 and 2009, respectively.
10. ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2008	2009
	RMB	RMB

Accounts receivable	78,928,310	155,714,628
Less: Allowance for doubtful accounts	(43,145,109)	(40,004,497)

	35,783,201	115,710,131

The movement of the allowance for doubtful accounts during the years is as follow:

	2008	2009
	RMB	RMB

Balance at beginning of year	42,033,969	43,145,109
Add: Current year additions	2,489,583	10,147,259
Less: Current year write-offs	(1,378,443)	(13,287,871)

Balance at end of year	43,145,109	40,004,497

11. INVENTORIES

	December 31,	December 31,
	2008	2009
	RMB	RMB

Finished goods	2,832,681	36,222,471
Raw materials	352,889	10,664,541

Total inventories	3,185,570	46,887,012

12. INVESTMENTS IN EQUITY AND COST METHOD INVESTEES
Investments accounted for under the equity method
The following table includes the Group’s carrying amount and percentage ownership of the investments in equity investees accounted for under the equity method at December 31, 2009 and the carrying amount at December 31, 2008 and 2009:

	December 31,	December 31,
	2008	2009
	RMB	RMB	Percentage
			ownership

Dalian King-Dian Network Development Co., Ltd. (“King-Dian”)	—	10,000,000	20.00%
Beijing Jinjiang Networking Technology Co., Ltd. (“Jinjiang”)	9,108,325	8,776,740	50.00%
Shanghai Xunshi Networking Technology Co., Ltd. (“Xunshi”)	7,500,000	2,223,247	39.05%
Beijing Zhongcheng Technology Development Co., Ltd. (“Zhongcheng”)	6,069,050	—	24.85%
Chengdu Sunray Technology Co., Ltd. (“Chengdu Sunray”)	4,569,578	—	14.20%
Shanghai Caiqu Networking Technology Co., Ltd. (“Caiqu”)	4,000,000	—	—
Anipark Co., Ltd. (“Anipark”)	3,910,455	6,750,316	17.58%
Huaian Shibo Numeral Technology Co., Ltd.(“Huaian Shibo”)	3,800,000	3,655,413	45.00%
Shanghai Weilai Information Technology Co., Ltd. (“Weilai”)	3,333,000	—	17.75%
Shanghai Shanda Modern Family Magazine Co., Ltd (“Shanda Family”)	3,064,280	3,241,314	49.00%
Hangzhou Aodian Technology Co., Ltd. (“Aodian”)	2,000,000	624,000	20.00%
Shanghai Shengguang Networking Technology Co., Ltd. (“Shengguang”)	1,331,685	913,225	39.05%
Shanghai Orient Youth Culture Co., Ltd. (“Orient Youth”)	117,062	97,207	30.00%
Joustar Tianhua (Tianjin) Cultural Media Company (“Joustar”)	—	7,000,000	20.00%
Shanghai Guangyu Networking Technology Co., Ltd (“Guangyu”)	—	2,000,000	45.00%
Shanghai Gewa Business info consulting Co., Ltd (“Gewa”)	—	1,883,053	40.00%
Chengdu Yunduan Networking Technology Co., Ltd (“Yunduan”)	—	2,550,000	20.00%
Others	2,408,874	2,619,704

Total	51,212,309	52,334,219

The movement of the investments in affiliated companies is as follows:

			Share of profit /	Amortization of		Transferred
	Balances at		(loss) on affiliated	identifiable		out due to	Balances at
	December		companies	intangible assets,	Other equity	consolidation	December
	31, 2007	Investments	investments	net of tax	movement	(Note 5)	31, 2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Orient Youth	414	(94)	(203)	—	—	—	117
Shanda Family	3,057	—	8	—	—	—	3,065
Sunray	5,000	—	(430)	—	—	—	4,570
Jinjiang	—	9,500	308	(700)	—	—	9,108
Xunshi	—	7,500	—	—	—	—	7,500
Zhongcheng	—	6,269	(200)	—	—	—	6,069
Caiqu	—	4,000	—	—	—	—	4,000
Anipark	—	—	1,564	—	2,346	—	3,910
Huaian Shibo	—	3,800	—	—	—	—	3,800
Weilai	—	3,333	—	—	—	—	3,333
Aodian	—	2,000	—	—	—	—	2,000
Shengguang	—	2,000	(668)	—	—	—	1,332
Others	—	2,425	31	(48)	—	—	2,408

Total	8,471	40,733	410	(748)	2,346	—	51,212

			Share of profit /
			(loss) on	Amortization of		Transferred
	Balances at		affiliated	identifiable		out due to	Balances at
	December		companies	intangible assets,	Other equity	consolidation	December
	31, 2008	Investments	investments	net of tax	movement	(Note 5)	31, 2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Orient Youth	117	—	(20)	—	—	—	97
Shanda Family	3,065	—	177	—	—	—	3,242
Sunray	4,570	—	(4,570)	—	—	—	—
Jinjiang	9,108	—	(332)	—	—	—	8,776
Xunshi	7,500	—	(4,662)	(615)	—	—	2,223
Zhongcheng	6,069	5,731	(11,800)	—	—	—	—
Caiqu	4,000	15,000	(459)	—	—	(18,541)	—
Anipark	3,910	—	2,192	—	649	—	6,751
Huaian Shibo	3,800	—	—	(145)	—	—	3,655
Weilai	3,333	11,667	(15,000)	—	—	—	—
Aodian	2,000	—	(1,376)	—	—	—	624
Shengguang	1,332	—	(418)	—	—	—	914
Joustar	—	7,000	—	—	—	—	7,000
Guangyu	—	2,000	—	—	—	—	2,000
Gewa	—	2,000	(117)	—	—	—	1,883
Yunduan	—	2,550	—	—	—	—	2,550
King-Dian	—	10,000	—	—	—	—	10,000
Others	2,408	11,105	(11,975)	(1,425)	2,506	—	2,619

Total	51,212	67,053	(48,360)	(2,185)	3,155	(18,541)	52,334

Investments accounted for under the cost method
In October 2008, the Group, through Shanghai IT, acquired a 1.24% stake in Shanghai Institute of Visual of Art of Fudan University (“SIVA”), a college in Shanghai, China, for a consideration of RMB10 million. The Group accounted for the RMB10 million using the cost method of accounting.
13. MARKETABLE SECURITIES
Marketable securities as of December 31, 2008 and 2009 comprised of:

	2008
	Cost	Unrealized gain/(loss)	Fair value
	RMB	RMB	RMB

Mutual funds	10,897,517	1,456,084	12,353,601
Equity securities	24,341,940	—	24,341,940

Total	35,239,457	1,456,084	36,695,541

	2009
	Cost	Unrealized gain/(loss)	Fair value
	RMB	RMB	RMB

Mutual funds	9,897,517	1,674,090	11,571,607
Equity securities	2,830,411	6,388,998	9,219,409

Total	12,727,928	8,063,088	20,791,016

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
As of December 31, 2007, the Company had fully disposed of all its EYP.
14. PROPERTY AND EQUIPMENT
Property and equipment and its related accumulated depreciation as of December 31, 2008 and 2009 are as follows:

	2008	2009
	RMB	RMB

Computer equipment	391,272,394	484,334,144
Leasehold improvements	8,247,432	21,733,441
Furniture and fixtures	25,269,507	35,284,879
Motor vehicles	15,805,569	27,387,413
Office buildings	188,131,256	291,078,312
Less: Accumulated depreciation	(316,291,236)	(378,455,962)

Net book value	312,434,922	481,362,227

Depreciation expense for the years ended December 31, 2007, 2008, and 2009 was approximately RMB85,469,000, RMB90,587,000 and RMB91,880,000, respectively.

15. INTANGIBLE ASSETS
Intangible assets consist of upfront licensing fees paid to online game licensors, software and copyrights, and intangible assets arising from business combinations. Gross carrying amount, accumulated amortization and net book value of the Group’s intangible assets as of December 31, 2008 and 2009 are as follows:

	2008	2009
	RMB	RMB

Gross carrying amount:
Upfront licensing fee paid	456,683,530	599,819,796
Software, copyrights and others	138,273,345	169,637,909
Intangible assets arising from business combinations
- Software technology	241,944,786	354,385,761
- Game engine	—	—
- Non-compete arrangement	2,852,621	24,360,507
- Customer base	35,054,504	273,785,027
- Trademarks	54,666,335	63,533,912
- Other	9,587,609	78,584,101

	939,062,730	1,564,107,013

Less: accumulated amortization
Upfront licensing fee paid	(168,140,533)	(285,146,355)
Software, copyrights and others	(119,104,687)	(147,010,050)
Intangible assets arising from business combinations	(155,468,499)	(230,039,697)

	(442,713,719)	(662,196,102)

Less: Impairment
Upfront licensing fee paid	(20,095,454)	(20,095,454)

	(20,095,454)	(20,095,454)

Net book value	476,253,557	881,815,458

Amortization expense for the years ended December 31, 2007, 2008 and 2009 amounted to approximately RMB110,544,000, RMB148,135,000 and RMB207,452,000, respectively.
Impairment of intangible assets charge to cost of revenue in 2007 amounted to approximately RMB20,095,000 primarily related to one of the online games because it was determined that the Company would not be able to fully recover the upfront and minimum royalty licensing costs. The provision represents management’s best estimate of the loss. No impairment was provided in year 2008 and 2009.
The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Amortization
RMB

2010	240,265,223
2011	207,710,386
2012	135,520,323
2013	80,286,222
2014	70,742,060

Total	734,524,214

16. GOODWILL

The changes in the carrying amount of goodwill from significant acquisitions are as follows:

Gross amount of goodwill	Haofang	Bianfeng	Actoz	Aurora	Simo	Hurray!	Others	Total
RMB’000
Balance as of December 31, 2007	346,583	106,170	86,479	26,130	—	—	40,859	606,221
Write off	—	—	—	—	—	—	(1,455)	(1,455)

Balance as of December 31, 2008	346,583	106,170	86,479	26,130	—	—	39,404	604,766
Acquisitions	—	—	—	—	53,531	25,935	—	79,466
Effect of exchange rate changes	—	—	—	—	—	(9)	—	(9)

Balance as of December 31, 2009	346,583	106,170	86,479	26,130	53,531	25,926	39,404	684,223

Accumulated impairment	Haofang	Bianfeng	Actoz	Aurora	Simo	Hurray	Others	Total
RMB’000
Balance as of December 31, 2007	—	—	—	—	—	—	—	—
Impairment	—	—	—	—	—	—	(14,498)	(14,498)

Balance as of December 31, 2008	—	—	—	—	—	—	(14,498)	(14,498)
Impairment	—	—	—	—	—	(3,984)	—	(3,984)

Balance as of December 31, 2009	—	—	—	—	—	(3,984)	(14,498)	(18,482)

Net carrying amount as of December 31, 2008	346,583	106,170	86,479	26,130	—	—	24,906	590,268

Net carrying amount as of December 31, 2009	346,583	106,170	86,479	26,130	53,531	21,942	24,906	665,741

Goodwill arose from the business combination completed in year 2009 has been allocated to the respective reporting unit of the Group. Goodwill is not amortized but is reviewed annually for impairment.
In October 2008, the Company performed an impairment test at reporting unit level relating to goodwill from acquisitions and concluded that there was no impairment as to the carrying value of goodwill as of December 31, 2008, except that a full impairment loss of RMB14.5 million was recorded for the goodwill arising from the acquisition of Beijing Digital Red Software Technology Co., Ltd., which is a developer and operator of mobile phone games. The full impairment was primarily due to the expected cash flow in future years for this reporting unit was revised downward in light of lower than expected revenue earned in 2008 and other considerations such as overall industry economic situations and market risk of the reporting unit. Additionally, there was a goodwill write-off of RMB1.5 million due to close down of an acquired entity.
In October 2009, the Company performed an impairment test at reporting unit level relating to goodwill from acquisitions and concluded that there was no impairment as to the carrying value of goodwill as of December 31, 2009, except that an impairment loss of RMB4.0 million was provided for the goodwill of Hurray! reporting unit arising from its acquisition of a music company in 2009 due to the significantly lower than expected performance. The Company tests goodwill annually for impairment or more frequently whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable.

In January 2009, the Company implemented the accounting and disclosure requirements of ASC 820 related to non-financial assets and liabilities that are re-measured at fair value on a non-recurring basis. When available, the Company uses observable market data, including pricing on recent closed market transactions, to determine the fair value of the reporting units and compare with carrying amount of the reporting units to assess any goodwill impairment. The fair value of reporting units of Actoz and Hurray! was determined based on the market capitalization of the respective entities as of the valuation date. When there is little or no observable market data, the Company measures the fair value of each reporting unit primarily using the income approach and using the market approach as a validation of the value derived from income approach. The market approach included using financial metrics and ratios of comparable public companies. When the goodwill was determined to be impaired, the Company uses income approach including discounted cash flow model for each reporting unit and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the related industry to determine the amount of any impairment.
17. OTHER PAYABLES AND ACCRUALS

	2008	2009
	RMB	RMB

Salary and welfare payable	103,384,948	181,740,404
Unpaid advertisement and promotion fee	94,407,793	229,496,086
Unpaid rental for server software	47,161,337	48,435,022
Advance from customers	23,597,944	66,115,682
Accrued interest for convertible debt	7,442,120	7,453,640
Unpaid audit fee	6,020,158	19,289,841
Acquisition related obligation	5,550,000	48,800,000
Deposits from distributors	5,297,793	33,257,943
Payable to employees due to exercise of options (Note 3(6))	—	54,470,589
Other payables	57,073,770	98,502,304

Total	349,935,863	787,561,511

18. CONVERTIBLE DEBT
In 2009, the Company implemented ASC 470 (formerly referred to as FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. For these types of convertible debt instruments, ASC 470 requires that the proceeds from the instrument’s issuance must be allocated between the liability and equity components in a manner that reflects interest cost based upon the Company’s borrowing rate at the date of issuance of the convertible debt for a similar debt instrument without the debt conversion feature. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability components. ASC 470 also requires an accretion of the resulting debt discount over the expected life of the debt. In addition, if the Company’s convertible debt is redeemed or converted prior to maturity and the fair value of the debt component immediately prior to extinguishment is different from the carrying value, it will result in a gain or loss on extinguishment. Retrospective application to all periods presented is required.

Upon the adoption, the Company retrospectively applied this guidance to all periods presented and recorded the change in accounting principle as a cumulative effect adjustment to the opening balance of retained earnings as of January 1, 2007 totaling RMB354.3 million. The provisions of this accounting guidance also resulted in an adjustment of the following previous years’ amounts:

	As previously
	reported	Adjustment	As adjusted
	RMB	RMB	RMB

Consolidated Statements of Operations:
Year ended December 31, 2007
Interest expense	(13,131,146)	(130,960,150)	(144,091,296)
Net Income	1,396,142,027	(130,960,150)	1,265,181,877
Basic earnings per share	9.74	(0.91)	8.83

Diluted earnings per share	9.54	(0.89)	8.65

Consolidated Statements of Operations:
Year ended December 31, 2008
Interest expense	(10,295,375)	(19,727,723)	(30,023,098)
Net Income	1,248,401,919	(19,727,723)	1,228,674,196
Basic earnings per share	8.73	(0.14)	8.59

Diluted earnings per share	8.63	(0.14)	8.49

Consolidated Balance Sheet:
December 31, 2008
Convertible debt	1,196,055,000	(196,193,578)	999,861,422
Additional paid-in capital	1,230,162,337	701,525,180	1,931,687,517
Accumulated other comprehensive loss	(133,609,677)	(347,841)	(133,957,518)
Retained earnings	2,343,110,727	(504,983,761)	1,838,126,966

(1)	Zero Coupon Senior Convertible Notes due 2014 (“Notes I”)
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
The holders had the right to require the Company to repurchase all or a portion of their Notes I on or after October 15, 2007 at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date.
On October 17, 2007 and November 14, 2007, the Company redeemed all Notes I from the holders for the considerations of US$15.4 million (RMB115.4 million) in cash and US$259.6 million (RMB1,929.5 million) in cash, respectively.
The borrowing rate was estimated at 8.5% for the liability component of the Notes I. This effective interest rate was used to calculate the fair value of the Notes I using a present value approach and the accretion of interest expense from the issuance date to the earliest redemption date. Upon the adoption of the new convertible debt guidance, the Company recorded the change in accounting principle as a cumulative effect adjustment to the opening balance of retained earnings as of January 1, 2007 totaling RMB354.3 million, which represented imputed interest, net of taxes, for the period from issuance to January 1, 2007. The corresponding increase in additional paid-in capital as of January 1, 2007 was RMB485.3 million. Imputed interest of approximately RMB485.3 million net of taxes, recorded over the period from the issuance date to the earliest redemption date of the Notes I, resulted in a reduction in retained earnings of RMB485.3 million and a corresponding increase in long-term liability net-off the issuance costs of RMB485.3 million as of the maturity date.

Imputed issuance costs of RMB41.3 million, which is calculated based on the difference of the original issuance cost of RMB52.1 million and the corresponding equity component of RMB10.8 million, of Notes I is deferred and being amortized on a straight-line basis over a period of three years from the date of issuance, which is October 15, 2004, to October 2007, when the Company repurchased all Notes I. The interest expense of amortization of the imputed issuance costs related to Notes I for the year ended December 31, 2007 was RMB10.9 million as compared with the original amortization expense of issuance costs related to Notes I of RMB12.8 million.
Imputed interest expenses on the liability component of Notes I recognized for the year ended December 31, 2007 was RMB132. 8 million, while the amortization of deferred issuance costs was reduced by RMB1.9 million.
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
Notes II are initially convertible, subject to certain conditions, into the Company’s ordinary shares at the conversion rate of 57.1428 ordinary shares per US$1,000 principal amount, which is equal to an initial conversion price of US$17.50 per ordinary share (or US$35.00 per ADS). The initial conversion price is higher as compared to the market price of the Company’s ADS, which is US$27.23 per ADS at the date of issuance. Upon conversion of each US$1,000 aggregate principal amount of the notes, the conversion consideration would consist of the sum of (a) cash in an amount equal to the principal portion of each note, subject to certain limitation, and, if applicable, (b) a number of ordinary shares in an amount equal to the excess of the daily conversion value over the principal portion during the observation period. The conversion rate is subject to adjustment for certain events outlined in the Notes II Offering Memorandum dated September 16, 2008 (“Offering Memorandum”).
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
The Notes II were recorded as a long-term liability. Its embedded conversion feature is not required to be bifurcated under ASC 815 (formerly referred to as SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”).
The borrowing rate was estimated at 9.0% for the liability component of the Notes II. This effective interest rate was used to calculate the fair value of the Notes II using a present value approach and the accretion of interest expense over the life of the Notes II. Upon the adoption of the new convertible debt guidance, the Company recorded additional interest expense in 2008 totaling RMB19.7 million, which represented imputed interest, net of taxes, for the period from issuance to December 31, 2008. The increase in additional paid-in capital and the corresponding debt discount recorded upon issuance was RMB216.3 million. Imputed interest of approximately RMB216.3 million net of taxes will be recognized over the life of the Notes II from its issuance date to the maturity date.

The issuance costs of Notes II of RMB25.7 million is deferred and being amortized on a straight-line basis over a period of three years from the date of issuance, which is September 16, 2008, to the maturity date on September 15, 2011. The amortization expense of issuance costs related to Notes II for the years ended December 31, 2008 and 2009 was approximately RMB2.9 million and RMB8.6 million. The impact on the issuance cost of Notes II upon the adoption of this guidance was not material.
Imputed interest expenses on the liability component of Notes II recognized for the years ended December 31, 2008 and 2009 was RMB19.7 million and RMB67.5 million, respectively. The contractual interest expense of Notes II recognized for the years ended December 31, 2008 and 2009 was RMB7.4 million and RMB23.6 million, respectively.
During the year ended December 31, 2009, the holders of the Company’s Notes II converted approximately US$8.7 million of the Notes II and Company additionally issued 144,920 ordinary shares apart from the settlement of the principal portion in cash of approximately US$8.7 million (equivalent to RMB59.7 million). As the difference between the fair value of the debt component immediately prior to conversion and from the carrying value is not material, no gain or loss was recognized on extinguishment.
The principal amount, unamortized discount and carrying amount of the liability component and carrying amount of the component of the Notes II as of December 31, 2008 and 2009 are as follows:

	2008	2009
	RMB	RMB

Equity component	216,269,142	186,170,446
Liability component
The net carrying amount
Principal amount	1,196,055,000	1,135,263,360
Less: unamortized discount	(196,193,578)	(121,399,459)

Net carrying amount of the liability component	999,861,422	1,013,863,901

The discount of the liability component will be amortized over 1.8 years. If all of the outstanding Notes II were converted as of December 31, 2009, the if-converted value over the principal amount was approximately US$83.7 million (equivalent to approximately RMB571.0 million) using the market value of ordinary shares of Shanda Interactive of US$26.31 as of December 31, 2009.
As of December 31, 2008 and 2009, the fair value of Notes II is approximately US$178.7 million or approximately 102.1% of face value and US$253.8 million or approximately 152.7% of face value, respectively. Fair value estimates related to the Company’s convertible debt discussed above are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The shares issuable upon conversion of Notes II have been considered in the computation of diluted earning per share.
In connection and concurrently with Notes II offering, the Company has entered into a privately negotiated accelerated share repurchase agreement, pursuant to which the Company used the total proceeds of Note II of US$175 million to repurchase a variable number of its ADSs (Note 8).

19. REDEEMABLE PREFERRED SHARES ISSUED BY A SUBSIDIARY
In 2008, Grandpro Technology Limited (“Grandpro”), a subsidiary of Shanda, entered into a series of agreements with Intel Capital Corporation, Shanghai International Shanghai Growth Investment Limited, CCIB SPC-Asia Pacific Small and Mid Cap Companies Segregated Portfolio, UG SPC-Asean Plus Three Segregated Portfolio, and CCIB Opportunity Income Growth Fund, Huitung Investments (BVI) Limited and Google.Inc (collectively referred to as the “Investors”) to issue 9,600,000 series A Preferred Shares and 10,000,000 Series A-1 Preferred Shares to the Investors for a total consideration of US$19.6 million (equivalent to RMB 141,142,984). The par value of each preferred share is US$0.0001. All of the Series A Preferred Shares and the Series A-1 Preferred Shares issued by Grandpro are collectively referred to as the “Preferred Shares”.
No beneficial conversion feature charge was recognized for the issuance of Series A and Series A-1 Preferred Shares as the estimated fair value of the ordinary shares of Grandpro does not exceed the conversion price on the date of issuance. The initial carrying value of Series A and Series A-1 Preferred Shares was offset by direct issuance cost of US$168,000 (equivalent to RMB1,179,192). No dilution gain was recognized for the issuance of Preferred Shares. The Preferred Shares are redeemable at the option of the Investors and as such are presented as mezzanine equity on the balance sheet and such amount is accreted to the redemption value from the issuance date to the redemption date. The accretion is included as a component of net income attributable to non-controlling interests in the statement of operations.
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
c. Voting rights
Each Preferred Share has voting rights equivalent to the number of ordinary shares into which such Preferred Shares could be then convertible. The Investors of the Preferred Shares also would have certain veto rights including, but not limited to, the appointment or removal of senior management and the adoption of any annual budget, including contingencies.
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

In the event that Grandpro issues additional ordinary shares at a price lower than the then-applicable conversion price for the Preferred Shares, the conversion price of the Preferred shares shall be reduced to a price equal to the issue price per share of the additional ordinary shares issued, except for issuances under certain circumstances.
e. Redemption
If (i) the PRC government enacts policies, laws or regulations that prohibits non-PRC entities from investing in, holding or disposing of any securities in Grandpro, its subsidiary or VIE subsidiary, or (ii) Grandpro has not consummated a Qualified Public Offering prior to December 30, 2010, the Investors of not less than a majority of the Preferred Shares then outstanding, would have options at any time to redeem all of the Preferred Shares at a redemption price equal to the original issue price plus an annual rate of 10% accruing from the date of issuance to the redemption date plus any declared and unpaid dividends and interest thereon. Accretion and the corresponding re-measurement at the current exchange rate for the years ended December 31, 2008 and 2009 was approximately RMB4,770,940 and of RMB 13,247,741. As of December 31, 2008 and 2009, the balance of preferred shares issued by Grandpro was RMB 144,734,732 and 157,982,473.
Shanda Interactive Entertainment Limited unconditionally and irrevocably guarantees to each of the Investors the full performance by Grandpro of its redemption of the Preferred Shares.
20. NON-CONTROLLING INTERESTS
The Company’s majority-owned subsidiaries and VIEs which are consolidated in the consolidated financial statements but with non-controlling interests recognized mainly include Shanda Games, Hurray!, Actoz, Huawen Tianxia and Jinyou, etc.
Non-controlling interests include the common shares in the consolidated subsidiaries or VIE subsidiaries and equity awards issued by the Company’s subsidiaries. The balance is summarized as follows:

	December 31,	December 31,
	2008	2009
	RMB	RMB

Non-controlling interests in consolidated subsidiaries or VIE subsidiaries
Shanda Games	—	936,818,522
Hurray!	—	230,396,325
Actoz	138,932,858	205,886,020
Others	5,097,533	70,168,370

	144,030,391	1,443,269,237

The following disclosure provides details regarding the effects of changes in the Company’s ownership interest in its subsidiaries on the Company’s equity for the years ended December 31, 2007, 2008 and 2009, in accordance with ASC 810-10-55-4.

	2007	2008	2009
	RMB	RMB	RMB

Net income attributable to Shanda Interactive	1,265,181,877	1,228,674,196	1,592,564,271
Transfers (to) from the non-controlling interests
Increase in additional paid-in capital for sale of 140,913,000 Shanda Games Class A ordinary shares	—	—	5,993,051,794
Decrease in additional paid-in capital for purchase of additional equity interest in Hurray!	—	—	(2,644,156)
Decrease in additional paid-in capital for purchase of additional equity interest in other subsidiaries	—	—	(2,033,278)
Decrease in additional paid-in capital for capital contribution to a subsidiary by the Company	—	—	(3,745,253)

Change from net income attributable to Shanda Interactive and transfers (to) from non-controlling interests	1,265,181,877	1,228,674,196	7,577,193,378

21. REPURCHASE OF SHARES
On March 9, 2007, the Board of Directors approved a share repurchase program, effective March 2007. Under the program, the Company is authorized to repurchase up to US$50 million worth of outstanding ADS of the Company from time to time over the next 12 months, depending on market conditions, share price and other factors, subject to the relevant rules under United States securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and may include derivative transactions, and will be funded by the Company’s available working capital. As of December 31, 2007, the Company had repurchased a total of 738,275 ADSs for an aggregate consideration of US$16 million (equivalent to Rmb124.0 million). After the repurchase, those shares were retired. The excess of US$16 million of purchase price over par value, equivalent to RMB123.9 million, was allocated between additional paid-in capital and retained earnings of US$2.0 million and US$14 million, respectively (equivalent to RMB15.3 million and RMB108.6 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.
On September 9, 2008, the Board of Directors approved a share repurchase program to repurchase up to US$200 million worth of its outstanding ADS of the Company from time to time over the next 12 months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and is expected to include derivative transactions. The program may be suspended or discontinued at any time. The Company used the entire proceeds of the Notes II of US$175 million (Note 18), together with cash on hand, to repurchase a variable number of its ADSs. As of December 31, 2008, Shanda had prepaid US$175 million, portion of this prepayment had been applied for repurchase of an aggregate of 4,518,769 ADSs for a total consideration of approximately US$122.8 million (equivalent to approximately RMB839.7 million) and unused prepayment of approximately US$54.5 million (equivalent to approximately RMB373.1 million) is recorded in equity of the Company as of December 31, 2008. After the repurchase, those shares were retired. The excess of US$122.7 million of purchase price over par value, equivalent to RMB839.1 million, was allocated between additional paid-in capital and retained earnings of US$14.4 million and US$108.3 million, respectively (equivalent to RMB98.3 million and RMB740.8 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.
In addition, on December 30, 2008, the Board of Directors approved to expand the aggregate dollar value of outstanding ADSs that the Company may repurchase under its share repurchase program approved by on September 9, 2008 from US$200 million to US$300 million, including US$175 million worth of its outstanding ADSs the Company has agreed to repurchase pursuant to an accelerated share purchase program. The share repurchases may be made on the open market, in block trades or pursuant to a 10b5-1 plan and will be made subject to restrictions relating to volume, price and timing. The share repurchase plan does not obligate the Company to repurchase a minimum number of ADSs, and the share repurchase plan may be suspended or discontinued at any time.

As of March 31, 2009, the Company finalized the accelerated share repurchase program and repurchased an aggregate of 1,802,066 ADSs for a total consideration of approximately US$54.5 million (equivalent to approximately RMB373.1 million) that was prepaid in 2008. After the repurchase, those shares were retired. The excess of US$54.5 million of purchase price over par value, equivalent to RMB372.8 million, was allocated between additional paid-in capital and retained earnings of US$5.4 million and US$49.1 million, respectively (equivalent to RMB36.8 million and RMB336.0 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.
22. EQUITY COMPENSATION PLAN
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
Following the share purchase agreement in December 2003, Shanda Interactive has undertaken to assume all obligations for share options, whether vested or unvested, previously granted by Shanda BVI subject to the same terms and conditions as the 2003 Share Incentive Plan as adopted by Shanda BVI.
In 2007, 2008 and 2009, no options were granted under the 2003 Share Incentive Plan.
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
In 2009, no options were granted under the 2005 Share Incentive Plan.
Activities of share options
A summary of the option activity, relating to the options held by the Company’s employees under the 2003 Share Incentive Plan and 2005 Equity Compensation Plan as of and for the year ended December 31, 2009 are set out below:

			Weighted averaged
		Weighted Average	remaining	Aggregate
	Options Outstanding	Exercise Price	contractual life	Intrinsic value
		US$		US$
Outstanding at January 1, 2009	4,018,513	8.48
Granted	—	—
Exercised	(1,390,333)	7.61
Forfeited	(70,004)	14.72
Expired	—	—

Outstanding at December 31, 2009	2,558,176	8.78	5.06	44,835,108

Vested and expected to vest at December 31, 2009	2,470,023	8.79	5.05	43,273,445

Vested and exercisable at December 31, 2009	1,446,927	8.01	4.90	26,470,555

The aggregate intrinsic value is calculated as the difference between the market value of US$26.31 as of December 31, 2009 and the exercise price of the shares. The total intrinsic value of options exercised during the three years ended December 31, 2007, 2008 and 2009 was RMB 257.6 million, RMB 93.9 million and RMB 177.4 million.
The weighted average grant-date fair value of options granted during fiscal years 2007 and 2008 was US$8.54, US$7.51, respectively. The total fair value of options vested during the three years ended December 31, 2007, 2008 and 2009 was RMB 46.2 million, RMB 61.0 million and RMB42.1 million.
As of December 31, 2009, there was RMB29.5 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees. This cost is expected to be recognized over a weighted averaged period of 1.2 years. Total compensation cost may be adjusted for future changes in estimated forfeitures. In 2009, total cash received from the exercise of stock options amounted to RMB73.6 million.

Under Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan, share-based compensation expense of approximately RMB53.8 million, RMB47.5 million and RMB36.7 million were recognized in the consolidated statements of operations and comprehensive income in the years ended December 31, 2007, 2008 and 2009, respectively.
The fair value of each option granted under Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan is estimated on the date of grant using the Black-Scholes option pricing model that uses assumptions noted in the following table:

	2007	2008

Risk-free interest rate (1)	4.16%-4.51%	2.37%-3.52%
Expected life (in years) (2)	5 years	5 years
Expected dividend yield (3)	0%	0%
Expected volatility (4)	56%-58%	59%
Fair value per option at grant date	RMB55.91-80.82	RMB46.65-61.94

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
(2) Shanda Games Limited (“Shanda Games”)
Shanda Games 2008 Equity Compensation Plan
In November 2008, Shanda Games authorized an equity compensation plan (the “2008 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 44,000,000 Class A ordinary shares of Shanda Games. Under the Shanda Games 2008 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of Shanda Games and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or Shanda Games’ ordinary shares, equals to the excess of the fair market value of Shanda Games’ ordinary shares, or (iii) other types of compensation based on the performance of Shanda Games’ ordinary shares.
From November 14, 2008 through September 7, 2009, Shanda Games granted options to purchase 24,752,500 and 936,000 ordinary shares under the 2008 Equity Compensation Plan at an exercise price of US$3.2 and US$3.98 per share, respectively. After Shanda Games’ IPO, from October 16, 2009 through December 1, 2009, Shanda Games granted options to its employees to purchase 38,000 and 20,000 ordinary shares under the 2008 Equity Compensation Plan at an exercise price of US$5.38, US$5.29 per share, respectively, equivalent to the average market value in the previous fifteen trading days of the grant dates. The options can be exercised within 10 years from the grant date. Pursuant to the 2008 Equity Compensation Plan, for each quarter during the four years beginning on the Performance Period Start Date through the four-year Performance Period. 1/ 16th of the options have the opportunity to be earned, including 1/3 of which can be earned subject to the participant’s continued employment with Shanda Games, and up to 2/3 of which can be earned contingent on the achievement of different performance targets. These performance targets are related to Shanda Games’ consolidated quarterly Revenue growth rate and quarterly Income growth rate, calculated against Shanda Games’ historical highest consolidated quarterly Revenue and Income.

For the options granted prior to the consummation of Shanda Games’ IPO on September 25, 2009, the vesting conditions are: 1) On each of the first four anniversaries of the Performance Period Start Date, twenty percent (20%) of the earned options during the year preceding such anniversary date shall vest and become exercisable. 2) On each of the first four anniversaries of the consummation of the Initial Public Offering, eighty percent (80%) of the earned options during the year preceding the corresponding first four anniversaries of the Performance Period Start Date shall vest and become exercisable provided, in each case, that the employees remain employed by Shanda Games on such vesting date.
For the options granted after the consummation of Shanda Games’ IPO on September 25, 2009, the vesting condition is: On each of the first four anniversaries of the Performance Period Start Date, one hundred percent (100%) of the earned options during the year preceding such anniversary date shall vest and become exercisable in case that the employees remain employed by Shanda Games on such vesting date.
In accordance with ASC 718, the Company recognized share-based compensation expenses for the options granted prior to IPO, net of a forfeiture rate, using the straight-line method for the 1/3 of the 20% of the options earned subject to the employees’ continued employment with Shanda Games, and using the graded-vesting method for up to 2/3 of the 20% of the options earned contingent on the achievement of different performance targets when Shanda Games concluded that it is probably that the performance targets will be achieved.
Shanda Games did not previously recognize the share-based compensation expenses for the earned options (80%) granted prior to Shanda Games’ IPO to be vested upon the consummation of the IPO of Shanda Games as Shanda Games was not able to determine that it is probable that these performance conditions will be satisfied until such events occur. As a result of the consummation of Shanda Games’ Initial Public Offering on September 25, 2009, the share-based compensation expenses for this portion of the earned options were recognized in the Company’s consolidated statements of operations and comprehensive income.
For the options granted post Shanda Games’ IPO, the Company recognized the share-based compensation expenses, net of a forfeiture rate, using the straight-line method for the 1/3 of the options earned subject to the employees’ continued employment with Shanda Games, and using the graded-vesting method for the 2/3 of the options earned contingent on the achievement of different performance targets when Shanda Games concluded that it is probably that the performance targets will be achieved.
Share-based compensation expense related to the option award granted by Shanda Games under the 2008 Equity Compensation Plan amounted to approximately RMB2.2 million and RMB 103.9 million for the years ended December 31, 2008 and 2009.

Activities of share options
Shanda Games’ share option activities as of and for the years ended December 31, 2009 is set out below:

			Weighted averaged
	Options	Weighted Average	remaining	Aggregate Intrinsic
	Outstanding	Exercise Price	contractual life	value
		US$		US$
Outstanding at January 1, 2009	21,857,500	3.2	—	—
Granted	3,889,000	3.4	—	—
Exercised	—	—	—	—
Forfeited	(191,300)	3.2	—	—
Expired	—	—	—	—

Outstanding at December 31, 2009	25,555,200	3.2	8.94	47,589,454

Vested and expected to vest at December 31, 2009	25,178,284	3.2	8.94	46,956,489

Vested and exercisable at December 31, 2009	—	—	—	—

As the exercise price approximates the fair value of the ordinary share of Shanda Games as of December 31, 2008, there is no intrinsic value as of December 31, 2008. The intrinsic value as of December 31, 2009 is calculated as the difference between the fair value of US$5.1 of ordinary shares as of December 31, 2009 and the exercise price of the shares.
The weighted average grant-date fair value of options granted during the year ended December 31, 2008 and 2009 was US$1.60 and US$2.49, respectively. No option was vested during the year ended December 31, 2008 and 2009.
As of December 31, 2009, there was RMB182.9 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to Shanda Games’ employees. This cost is expected to be recognized over a weighted averaged period of 3.6 years. Total compensation cost may be adjusted for future changes in estimated forfeitures and the probability of the achievement of performance conditions.
The fair value of each option granted under Shanda Games’ 2008 equity compensation plan before the consummation of the Private Placement or Initial Public Offering is estimated on the date of grant using the binomial pricing model that uses the assumption noted in the following table:

	2008		2009
Exercise Price	US$	3.20	US$	3.20~US$3.98
Fair value of common stock	US$	3.13	US$	3.90~US$6.25
Risk-free interest rate(1)		3.94%		3.31%~4.44%
Exercise multiple(2)		1.8		1.8
Expected dividend yield(3)		0%		0%
Expected volatility(4)		50%		50%
Fair value per option at grant date	RMB	10.4~11.8		14.1~26.8

(1)
The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve over the contractual term of the option in effect at the time of grant.

(2)	The management estimates the options will be exercised when the spot price reaches 1.8 times of strike price after becoming exercisable.

(3)	Shanda Games has no history or expectation of paying dividends on its common stock.

(4)
Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of Shanda Interactive’s common stock for a period equal to the expected term preceding the grant date.

The fair value of each option granted under Shanda Games’ 2008 Equity Compensation Plan after the consummation of the Initial Public Offering is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the following table:

	2009
Exercise Price	US$	5.29~US$5.38
Fair value of common stock	US$	5.12~US$5.16
Risk-free interest rate(1)		2.13%~2.48%
Expected life (in years)(2)		5
Expected dividend yield(3)		0%
Expected volatility(4)		50%
Fair value per option at grant date (in RMB)		15.82~15.84

(1)
The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.

(2)	The expected term of stock options granted is developed giving consideration to vesting period, contractual term and historical exercise pattern of options granted by Shanda.

(3)	Shanda Games has no history or expectation of paying dividends on its common stock.

(4)
Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of Shanda Interactive’s common stock for a period equal to the expected term preceding the grant date.

On December 22, 2008, Shanda Games also granted Restricted Share Award consisting of 407,770 Ordinary Shares (the “Restricted Shares”) under the 2008 Equity Compensation Plan. The restricted shares are vested in equal installments over four calendar years on December 31 of each such calendar year, commencing on December 31, 2009, subject to the employee’s continued employment with Shanda Games.
From July 14, 2009 through December 1, 2009, Shanda Games granted 251,920 and 6,068,500 Restricted Shares to Shanda Games’ and its subsidiaries’ as well as the Company’s non-Shanda-games’ employees, respectively, under the 2008 Equity Compensation Plan. The restricted shares will be vested in equal installments over each of the four anniversaries of grant date of each such calendar year, commencing on the grant date, subject to the employee’s continued employment with Shanda Games and the Company, respectively.
Share-based compensation expense related to the Restricted Share Award granted by Shanda Games under the 2008 Equity Compensation Plan amounted to RMB59,660 and RMB21.3 million for the years ended December 31, 2008 and 2009.
A summary of unvested restricted share activity as of December 31, 2009 is presented below:

		Weighted Average
Unvested Restricted Shares	Number of Shares	Grant-date Fair Value US$
Unvested at December 31, 2008	407,770	3.2
Granted	6,320,420	6.2
Vested	—	—
Forfeited	(3,000)	6.3

Unvested at December 31, 2009	6,725,190	6.0

Expected to vest at December 31, 2009	5,479,864	6.0

As of December 31, 2009, there was RMB207.9 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested restricted shares granted to Shanda Games and the Company’s employees. This cost is expected to be recognized over a weighted average period of 3.7 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.
(3) Actoz Soft Co., Ltd
Since 2005, Actoz has granted stock options to officers and employees as an incentive program.
A total of 127,420 shares were granted to eight officers and employees in July 2006. A total of 140,000 shares were granted to current CEO in March 2007 and 470,730 shares were granted to 73 officers and employees in September 2007. A total of 94,040 shares and 10,000 shares were granted to current officers and employees in March 2008 and October 2008, respectively. No options were granted in 2009.
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
The assumptions used to value stock-based compensation awards for the years ended December 31, 2007 and 2008 are presented as follows:

	2007	2008
Risk-free interest rate	4.80-5.39%	4.80-5.39%
Term of share option/Expected life (in years)	4.7-4.9 years	4.7-4.9 years
Expected dividend yield	0%	0%
Volatility	80%-83%	63%-87%
Fair value per option at grant date( in KRW)	KRW5,997¬KRW6,198	KRW4,531¬KRW6,355
Activities of share options
Actoz’s share option activities as of December 31, 2009 and changes during the year then ended is presented below:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate Intrinsic
	Outstanding	Exercise Price	Contractual Life	Value
		KRW		KRW
December 31, 2008	762,550	9,398
Granted	—	—		—
Exercised	(300,700)	9,397		—
Forfeited	(49,360)	9,406		—

December 31, 2009	412,490	9,398	4.66	3,156,394

Vested and expected to vest as of December 31, 2009	392,849	9,390	4.65	3,009,071

Vested and exercisable as of December 31, 2009	123,261	9,347	4.34	949,448

The aggregate intrinsic value is calculated as the difference between the market value of KRW10, 200 and KRW17, 050 as of December 31, 2008 and 2009 and the exercise price of the shares. The total intrinsic value of options exercised during the year ended 2009 was KRW2,301.3 million.
The weighted average estimated fair value of options granted during fiscal years 2007 and 2008 were KRW6,152 and KRW4,966, respectively. The total fair value of options vested during the year ended December 31, 2008 and 2009 was KRW434.0 million and KRW2,191.1 million, respectively.
Share-based compensation expense of approximately RMB4.7 million, RMB6.4 million, and RMB7.1 million were recognized in the consolidated statements of operations and comprehensive income for the years ended December 31, 2007, 2008 and 2009.
As of December 31, 2009 there was KRW1,362 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to Actoz’s employees. This cost is expected to be recognized over a weighted average period of 1.7 years. Total compensation cost may be adjusted for future changes in estimated forfeitures. For the year ended December 31, 2009, total cash received by Actoz from the exercise of stock options amounted to KRW2, 825.6 million (equivalent to approximately RMB16.0 million).
(4) Hurray! Holding Co., Ltd.
Hurray!’s 2004 stock option plans (the “Plans”) allow Hurray! to offer incentive awards to its employees, directors, consultants or external service advisors. Under the terms of the Plans, options are generally granted at prices equal to or greater than the fair market value on the grant date, expire 10 years from the date of grant, and generally vest over 3-4 years.
Stock options under these plans were all granted prior to 2006 and as of January 1, 2006 all granted stock options vested. There were 45,582,700 options outstanding as of December 31, 2009. No stock options have been granted since January 1, 2006. As of December 31, 2009, 185,550,800 ordinary shares were available for future grants.
A summary of the stock option activity is as follows:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate Intrinsic
	Outstanding	Exercise Price	Contractual Life	Value
		US$		US$
December 31, 2008	47,367,700	0.080
Granted	—	—
Exercised	(350,000)	0.025
Forfeited	(1,435,000)	0.115

December 31, 2009	45,582,700	0.080	3.62	$147,478

Vested and expected to vest as of December 31, 2009	45,582,700	0.080	3.62	$147,478

Vested and exercisable as of December 31, 2009	45,582,700	0.080	3.62	$147,478

The aggregate intrinsic value is calculated as the difference between the market value of US$0.0405 as of December 31, 2009 and the exercise price of the options. The total intrinsic value of options exercised during the year ended December 31, was approximately $0.5 million.
Non-vested shares
Since 2006, Hurray! has granted restricted purchase share awards, in lieu of stock options, under Hurray!’s 2004 Share Incentive Plan (the “2004 Plan”) to certain officers and senior management.
On February 7, 2006, Hurray! granted 33,000,000 non-vested stock units to its employees pursuant to the 2004 Plan at offering price of par value which resulted in stock-based compensation expense of $1.6 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over three years.
On June 20, 2006, Hurray! granted 7,500,000 non-vested stock units to its employees at offering price of par value which resulted in stock-based compensation expense of $0.3 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over 34 months.
On March 14, 2007, Hurray! granted 20,000,000 non-vested stock units to its employees at offering price of par value which resulted in stock-based compensation expense of $0.61 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over three years.
On November 23, 2007, Hurray! granted 19,500,000 non-vested stock units to its employees at offering price of par value which resulted in stock-based compensation expense of $0.36 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over three years.
A summary of non-vested shares’ activity is as follows:

		Weighted Average
Unvested Restricted Shares	Number of Shares	Grant-date Fair Value US$
Unvested at December 31, 2008	13,500,300	0.0406
Granted	—
Vested	(6,500,300)	0.0507
Forfeited	(3,999,900)	0.0313

Unvested at December 31, 2009	3,000,100	0.0313

Expected to vest at December 31, 2009	1,950,065	0.0313

Share-based compensation expense related to the Hurray!’s restricted stock units amounted to RMB0.3 million for the period from the acquisition date through December 31, 2009.
As of December 31, 2009, there was $169,310 of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested restricted stock units granted to Hurray!’s employees. This cost is expected to be recognized over a weighted average period of 0.85 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

23. EMPLOYEE BENEFITS
The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to approximately RMB37,005,000, RMB46,095,000 and RMB71,778,000 for the years ended December 31, 2007, 2008 and 2009, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.
24. RELATED PARTY TRANSACTIONS
During the years ended December 31, 2007, significant related party transactions were as follows:

	2007
	RMB

Online game licensing fees paid to Actoz, an affiliated company	158,171,841	*
Online game upfront licensing fee paid to Actoz	7,740,900	*

Total	165,912,741

*:	The transactions are up to June 30, 2007 as Actoz has been consolidated from July 1, 2007.
As of December 31, 2008 and 2009, the Group had amounts due to related parties of RMB3,043,783 and RMB6,193,386, respectively, mainly arising from purchase of game related merchandise from certain minority shareholders of VIE subsidiaries and consulting, production and marketing service fee from Hurray!’s music companies with their related parties.
There are no significant related party transactions for the years ended December 31, 2008 and 2009.
All amounts due to related parties are unsecured, interest-free and have no definite terms.
25. DERIVATIVE
In June 2009, Shengqu entered into an arrangement with a bank in China whereby Shengqu obtained a loan of US$102.5 million to be repaid in June 2010. The loan bears interest at 1.35% per annum, and it is collateralized with Shengqu’s RMB cash deposit of RMB702.1 million. The interest earned from the RMB cash deposit is 2.25% per annum. In connection with the loan, Shengqu also entered into a foreign currency forward contract with the same bank by fixing the exchange rate of USD to RMB at 6.8445 at the time when it repays the US dollar loan. The Company recorded the foreign currency forward contract as a derivative and marked to market at each balance sheet date. The loan is remeasured at each period end to Shengqu’s functional currency, RMB, and is netted off against its RMB cash deposit due to the existence of the legal set off right. As of Decmber 31, 2009, the financial liability related to the forward contract is not material.
26. CERTAIN RISKS AND CONCENTRATIONS
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, marketable securities, accounts receivable, due from/to related parties, long-term deposits and other current assets. As of December 31, 2008 and 2009 substantially all of the Group’s cash and cash equivalents, short-term investments and marketable securities were held by major financial institutions located in the PRC, in Hong Kong and in Korea, which management believes are of high credit quality.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.
No individual customer accounted for more than 10% of net revenues during the year ended December 31, 2007, 2008 and 2009.
The Company derived the majority of its net revenues from two MMORPG, Mir II and Woool including their expansion packs, which accounted for approximately 52.7% and 22.4% of the net revenues for the year ended 2007, 52.1% and 19.5% of the net revenues for the year ended December 31, 2008, and 51.5% and 19.9% of the net revenues for the year ended 21, 2009, respectively.
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
27. COMMITMENTS AND CONTINGENCIES
Operating lease agreements
The Group has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December, 31, 2009 are as follows:

		Computer
	Office premise	equipment	Total
	RMB	RMB	RMB

2010	13,012,036	44,746,702	57,758,738
2011	5,427,524	7,004,837	12,432,361
2012	1,319,523	—	1,319,523
2013	—	—	—
2014	—	—	—

	19,759,082	51,751,539	71,510,622

As of December 31, 2009, the Group had leased servers under operating lease arrangements where the lease payments are calculated based on certain formulas, as specified in the agreements, with reference to the actual number of users of the leased assets. The server leasing rental expenses under these operating leases amounted to approximately RMB22,980,000, RMB21,880,00 and RMB11,941,000 during the years ended December 31, 2007, 2008 and 2009, respectively. As the future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments disclosed above.

Total rental expenses including server leasing rental, office rental and server maintenance were approximately RMB106,308,000, RMB124,229,000 and RMB167,599,000 during the years ended December 31, 2007, 2008 and 2009, respectively, and were charged to the statements of operations and comprehensive income when incurred.
As of December 31, 2009, the Group also has commitments in respect of the maintenance contracts in relation to the servers owned by the Group amounting to RMB47,972,000.
Capital commitments
Capital commitments for purchase of property and equipment and intangible assets including game licenses as of December 31, 2009 were approximately RMB99,560,000.
Artist contracts
The music subsidiaries of Hurray!, have non-cancelable agency agreements with certain artists that provide for minimum payments. Future minimum payments were as follows:

RMB

2010	5,814,804
2011	5,957,233
2012	2,045,090

Total	13,817,127

Contingencies
The Group accounts for loss contingencies in accordance with SFAS No. 5 “Accounting for Loss Contingencies”, and other related guidance. Set forth below is a description of certain contingent considerations for business combinations and loss contingencies as well as the opinion of management as to the likelihood of loss in respect of each loss contingency.
In connection with Hurray!’s acquisition of Seed Music, other than the initial consideration of US$2,507,438 in cash, there are further contingent payments according to the agreements based on Seed Music’s operating performance. The contingent payments will be paid in cash if Seed Music exceeds the performance target. If not, the non-controlling shareholders are obligated to transfer certain shares or make cash payments to Hurray!. Although the maximum contingent consideration is material to Hurray!, payment of such amount is considered remote. The Group does not expect to make any contingent payments based on the current performance of Seed Music.
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
In the opinion of management and the Company’s PRC legal counsel, (i) the ownership structure of the Company, Shengqu and Shanghai Shulong, Shanda Computer and Shanda Networking, are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with Shanghai Shulong and Shanda Networking and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with Shanghai Shulong and Shanda Networking were found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with Shanghai Shulong and Shanda Networking is remote. Additionally, in the opinion of Hurray!’s management, (1) the ownership structures of Hurray! Holding, the Hurray! entities and the Hurray! VIEs are in compliance with existing PRC laws and regulations; (2) the contractual arrangements with the Hurray! VIEs and their respective shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (3) the business operations of Hurray! Holding, the Hurray! entities and the Hurray! VIEs are in compliance with existing PRC laws and regulations.
Guarantees
In connection and concurrently with the issuance of preferred shares of US$19.6 million by Grandpro in 2008 (Note 19), Shanda provides a full guarantee to the Investors in respect of the performance of Grandpro’s redemption obligations under the agreements.
28. SUBSEQUENT EVENTS
The Group had the following significant events occurred subsequent to December 31, 2009:
In January 2010, Shanda Games entered into an agreement to acquire Goldcool Games, a Shanghai-based online game developer and operator, for RMB120 million in cash. At the date of issuance of the financial statements, the initial purchase accounting was not complete.

In January 2010, Shanda Games entered into an agreement to acquire Mochi Media Inc., a platform for distributing and monetizing browser-based games worldwide based in the United States to acquire 100% of its enquity interest for approximately US$60 million in cash and US$20 million in equity retention arrangements. At the date of issuance of the financial statements, the initial purchase accounting was not complete.
On January 18, 2010, Hurray! completed the acquisition of Ku6, a leading online video portal in China, pursuant to the share purchase agreement entered into by and among Hurray!, Ku6 and the shareholders of Ku6 dated as of November 26, 2009 by issuing an aggregate of 723,684,204 ordinary shares, of which 44,438,100 will be represented by ADS, each representing 100 ordinary shares of Hurray!. After the closing of the acquisition of Ku6, the Company’s equity interest in Hurray! was diluted to 41.97%. At the date of issuance of the financial statements, the initial purchase accounting was not complete. If the Company do not increase its holdings in Hurray! Holding or if Hurray! Holding issues additional common stock for any number of reasons, we will have to deconsolidate Hurray! Holding. Such a deconsolidation of Hurray! Holding could have a material and adverse effect impact on our financial statements.
On March 1, 2010, the Board of Directors of Shanda Games approved a share repurchase program. Under the share repurchase program, Shanda Games is authorized to repurchase up to US$150 million worth of its outstanding ADSs representing the ordinary shares of Shanda Games over 2 years, depending on market conditions, share price and other factors, as well as subject to the memorandum and articles of association of Shanda Games, the relevant rules under United States securities laws and regulations and the relevant stock exchange rules. The share repurchases may be made on the open market, in block trades or otherwise and is expected to include derivative transactions. The program may be suspended or discontinued at any time.
On March 22, 2010, the Board of Directors of the Company approved a share repurchase program. Under the share repurchase program, the Company is authorized to repurchase up to $300 million worth of its outstanding ADSs representing the ordinary shares of the Company from time to time, depending on market conditions, share price and other factors, as well as subject to the memorandum and articles of association of the Company, the relevant rules under United States securities laws and regulations and the relevant stock exchange rules. The share repurchases may be made on the open market, in block trades or otherwise and is expected to include derivative transactions. The program may be suspended or discontinued at any time.
On May 14, 2010, Hurray! announced that it has agreed to sell its 51% equity interest in Beijing Huayi Brothers Music Co.,Ltd. (“Huayi Musi”) to Huayi Brothers Media Corporation for an aggregate consideration of RMB34.45 million. At the date of issuance of the financial statements, these transactions have not consummated.
The Company has performed an evaluation of subsequent events through May 19, 2010, which is the date the financial statements were available to be issued.
29. RESTRICTED NET ASSETS
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB2,550.0 million or 22.1% of the Company total consolidated net assets as of December 31, 2009. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company shareholders. The Company is not required to include the condensed financial statements of the Company in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.