Form 20-F/A
period 2009-12-31
SHANDA INTERACTIVE ENTERTAINMENT LTD
filed 2010-11-05
CIK 1278308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  000-50705
________________

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
(Exact name of Registrant as specified in its charter)
________________

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
________________

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

☒  Yes      ☐  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes      ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes      ☐  No

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

☒  Large accelerated filer        ☐ Accelerated filer        ☐  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☒  U.S. GAAP     ☐  International Financial Reporting Standards as issued by the International Accounting Standard Boards    ☐  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17      ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes      ☒  No

EXPLANATORY NOTE

 This Amendment No. 1 on Form 20-F/A (the “Amended Filing”) is being filed by Shanda Interactive Entertainment Limited (the “Company”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “Original Filing”), filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2010 to set forth Item 15 and Item 19 to replace Item 15 and Item 19 in their entirety, respectively, in their Original Filing.  All other items remain unchanged from the Original Filing.

As disclosed below, Item 15 of this Amended Filing is filed to (i) make additional disclosure in the paragraph in “—Evaluation of Disclosure Controls and Procedures” to confirm that the Company’s disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure; and (ii) revise the disclosure in the second paragraph in “—Management’s Report on Internal Control over Financial Reporting” to confirm that the Company’s management determined that the Group’s internal control over financial reporting was effective as of December 31, 2009.

As disclosed below, Item 19 of this Amended Filing is (i) to file the Indenture dated September 16, 2008, among Shanda Interactive Entertainment Limited, as Issuer, Citicorp International Limited, as Trustee, and Citibank, N.A., London Branch, as Paying Agent, Note Registrar, Conversion Agent and Custodian as Exhibit 2.5; (ii) to file the Form of 2.0% Convertible Senior Note due 2011 as Exhibit 2.6; and (iii) to update the Section 302 certifications as Exhibit 12.1 and Exhibit 12.2 to conform to the exact form required by Form 20-F.

The Company does not intend to revise, update, amend or restate the information presented in any other items of the Original Filing or reflect any events that have occurred after the Original Filing. Among other things, forward-looking statements and risk factors contained in the Original Filing have not been revised to reflect events, results or developments that have occurred or facts that became known to the Company after the Original Filing, and such forward-looking statements and risk factors should be read in their historical context.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in by the SEC’s rules and regulations, and that our disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the Group conducted an assessment of the effectiveness of its internal control over financial reporting based upon criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. Based on this assessment, management determined that the Group’s internal control over financial reporting was effective as of December 31, 2009.

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

2.5*
Indenture dated September 16, 2008, among Shanda Interactive Entertainment Limited, as Issuer, Citicorp International Limited, as Trustee, and Citibank, N.A., London Branch, as Paying Agent, Note Registrar, Conversion Agent and Custodian.

2.6*	Form of 2.0% Convertible Senior Note due 2011.

4.1
Employee Stock Option Plan and form of share option agreement (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-l (file no. 333-114177) filed with the Commission on April 2, 2004).

4.2	Employee Equity Compensation Plan (incorporated by reference to Exhibit 99.2 to our press release on Form 6-K (file no. 000-50705) filed with the Commission on September 22, 2005).

4.3	Shanda Games Limited 2008 Equity Compensation Plan (Incorporated by reference to Exhibit 4.3 to our 2009 annual report on Form 20-F (file no. 000-50705) filed with the Commission on May 20, 2010).

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

Number	Description

4.29
Extension Agreement among Actoz Soft Co., Ltd, Shanghai Shanda Networking Co., Ltd., and Shanghai Pudong Imp.& Exp. Co., Ltd., dated September 22, 2005 (Incorporated by reference to Exhibit 4.21 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 29, 2006).

4.30
Extension Agreement II among Actoz Soft Co., Ltd, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Pudong Imp.& Exp. Co., Ltd., dated November 26, 2008 (Incorporated by reference to Exhibit 4.30 to our 2009 annual report on Form 20-F (file no. 000-50705) filed with the Commission on May 20, 2010).

4.31
Assignment Agreement among Actoz Soft Co., Ltd, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd. dated July 1, 2008 (Incorporated by reference to Exhibit 4.31 to our 2009 annual report on Form 20-F (file no. 000-50705) filed with the Commission on May 20, 2010).

4.32
Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-114177) filed with the Commission on April 2, 2004).

8.1	List of Subsidiaries (Incorporated by reference to Exhibit 8.1 to our 2009 annual report on Form 20-F (file no. 000-50705) filed with the Commission on May 20, 2010).

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Commission on May 31, 2005).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1
Certification of Chief Executive Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (Incorporated by reference to Exhibit 13.1 to our 2009 annual report on Form 20-F (file no. 000-50705) filed with the Commission on May 20, 2010).

13.2
Certification of Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (Incorporated by reference to Exhibit 13.2 to our 2009 annual report on Form 20-F (file no. 000-50705) filed with the Commission on May 20, 2010).

15.1
Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, independent registered public accounting firm (Incorporated by reference to Exhibit 15.1 to our 2009 annual report on Form 20-F (file no. 000-50705) filed with the Commission on May 20, 2010).

___________________
* filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F (as amended by this Form 20-F/A Amendment No. 1) and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Chairman and Chief Executive Officer

Date: November 5, 2010