Form 20-F
period 2010-12-31
SHANDA INTERACTIVE ENTERTAINMENT LTD
filed 2011-06-30
CIK 1278308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
Telephone: (86-21) 6058-8688
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
[None]
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 112,518,724 ordinary shares, par value US$0.01 per share.
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
☑ Yes       ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes       ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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
☐ Yes       ☑ No

i

Introduction
CONVENTIONS WHICH APPLY TO THIS FORM
Except where the context otherwise requires and for purposes of this form only:
•	“Bianfeng entities” refers to Hangzhou Bianfeng Networking Technolgy Co., Ltd., or Hangzhou Bianfeng, Shangrao Yunwang Technology Co., Ltd., or Yunwang, Suzhou Jinyou Digital Technology Co., Ltd., or Jinyou, Suzhou Dajiale Networking Technology Co., Ltd., or Dajiale, Nantong Jiguang Software Co., Ltd., or Jiguang, and Beijing Yokagames Culture Development Co., Ltd., or Yokagames;
•	“Cloudary Corporation” refers to Cloudary Corporation (formerly known as Shanda Literature Corporation), a Cayman Islands company, and, unless the context requires otherwise, its subsidiaries, including Cloudary Holdings Limited (formerly known as Shanda Literature Limited (HK)), Shengting Information Technology (Shanghai) Co., Ltd., or Shengting, and, in the context of describing its operations, also includes its VIEs, including Hongwen entities;
•	“Hongwen entities” refers to Shanghai Hongwen Networking Technology Co., Ltd, or Hongwen, Shanghai Xuanting Entertainment Information Technology Co., Ltd., or Xuanting, Hong Xiu Tian Xiang Science and Technology Development (Beijing) Co., Ltd., or Hong Xiu, Tianjin Rongshuxia Information Technology Co., Ltd., or Rongshuxia, Tianjin Jushi Wenhua Book Distribution Co., Ltd., or Jushi, Tianjin Huawen Tianxia Book Co., Ltd., or Huawen, Tianjin Zhongzhi Bowen Book Co., Ltd., or Zhongzhi, Beijing Wangwen Xinyue Technology Co., Ltd., or Wangwen Xinyue, Suzhou Jingwei Network Technology Co., Ltd., or Jingwei, Shanghai Cuilong Culture Communication Co., Ltd., or Cuilong, Xiaoxiang Shuyuan (Tianjin) Culture Development Co., Ltd., or Xiaoxiang Shuyuan, Tianjin Shengda Tianfang Tingshu Information Technology Co., Ltd., or Tianfang Tingshu, Tianjin Yueduwang Technology Co., Ltd., or Yueduwang, Beijing Shanda New Classics Film & TV Culture Co., Ltd., or Shanda New Classics, and Zhejiang Huayun Digitial Technology Co., Ltd., or Zhejiang Huayun;
•	“Hurray” refers to Hurray! Solutions Communication Co., Ltd., or Hurray! Solutions, and Hurray! Digital Media Technology Co., Ltd., or Hurray! Digital;
•	“Hurray Holding” refers to Hurray! Holding Co., Ltd., a Cayman Islands company. In July 2009 we closed the tender offer of 52.6% of the outstanding shares of Hurray Holding (NASDAQ: HRAY). In August 2010, we and Hurray Holding completed a series of asset transactions. Hurray Holding acquired 75% of an online audio business from us for a consideration of 415,384,615 newly issued ordinary shares of Hurray Holding and acquired the remaining 25% from a minority shareholder for a consideration of 138,461,539 newly issued ordinary shares of Hurray Holding. We acquired Hurray Holding’s recorded music and WVAS businesses for an aggregate consideration of US$37,243,904 in cash. In August 2010, Hurray Holding changed its name from Hurray! Holding Co., Ltd. to Ku6 Media Co., Ltd.
•	“Ku6” refers to Ku6 Media Co., Ltd., a Cayman Islands company, and, unless the context requires otherwise, its subsidiaries, including Ku6 Holding Limited, Ku6 PRC Subsidiaries, and, in the context of describing its operations, also includes its VIEs, including Ku6 entities;
•	“Ku6 PRC Subsidiaries” refers to Ku6 (Beijing) Technology Co., Ltd., and WeiMo San Yi (Tianjin) Technology Co., Ltd;
•	“Ku6 entities” refers to Ku6 (Beijing) Information Technology Co., Ltd., or Beijing Ku6, Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd., or Tianjin Ku6, Shanghai Yisheng Networking Technology Co., Ltd., or Yisheng, Ku6 (Beijing) Culture Media Co., Ltd., or Ku6 Culture, and Shanghai Ran Ya Information Technology Co., Ltd., or Ran Ya;

•	“Reorganization” refers to the reorganization effort which we commenced in 2008, resulting in the establishment of Shanda Games, Shanda Online and Cloudary Corporation (formerly known as Shanda Literature Corporation);
•	“Separation” refers to our transfer effective July 1, 2008 of substantially all of our assets and liabilities related to the MMORPG and advanced casual game business to Shanda Games, and Shengqu’s transfer of substantially all of its assets and liabilities unrelated to the MMORPG and advanced casual game business to Shanda Computer and our other entities;
•	“SDG Overseas Corps” refers to Shanda Games Technology (HK) Limited, Shanda Games Holdings (HK) Limited, Mochi Media, Inc., Shanda Games International (Pte) Ltd., Eyedentity Games, Inc., Goldcool Holdings Limited, Goldcool Holdings (HK) Limited, Shanda Games Korean Investment Limited and Actoz Soft Co., Ltd.;
•	“SDG PRC Subsidiaries” refers to Lansha Information Technology (Shanghai) Co., Ltd., or Lansha, Shengji Information Technology (Shanghai) Co., Ltd., or Shengji, Shengqu Information Technology (Shanghai) Co., Ltd., or Shengqu and Kuyin Software (Shanghai) Co., Ltd., or Kuyin;
•	“SDG entities” refers to Shanghai Shulong Technology Development Co., Ltd., or Shanghai Shulong, Nanjing Shulong Computer Co., Ltd., or Nanjing Shulong, Shanghai Shulong Computer Technology Co., Ltd., or Shulong Computer, Chengdu Simo Technology Co., Ltd., or Chengdu Simo, Chengdu Aurora Technology Development Co., Ltd., or Chengdu Aurora, Tianjin Youji Technology Co., Ltd., or Tianjin Youji, Chengdu Youji Technology Co., Ltd., or Chengdu Youji, and Shanghai Hongli Digital Technology Co., Ltd., or Shanghai Hongli;
•	“Shanda Casual Community” refers to Shanda Casual Community Limited, a Cayman Islands company, and, unless the context requires otherwise, its subsidiaries, including Shanda Board Game Corporation, a Cayman Islands company, Grandpro Technology Limited, a British Virgin Islands company, Bianfeng Interactive Software Limited, Zhejiang Bianfeng Information Technology Co., Ltd., or Zhejiang Bianfeng, Grandpro Technology (Shanghai) Co., Ltd., or Grandpro, and, in the context of describing its operations, also includes its VIEs, including Bianfeng entities and Shanghai Haofang Online Information Technology Co., Ltd., or Haofang;
•	“Shanda Games” refers to Shanda Games Limited, a Cayman Islands company, and, unless the context requires otherwise, includes its subsidiaries, including SDG Overseas Corps, SDG PRC Subsidiaries and, in the context of describing its operations, its VIEs, including the SDG entities;
•	“Shanda Interactive” refers to Shanda Interactive Entertainment Limited;
•	“Shanda Online” refers to Shanda Online Entertainment Limited, a Cayman Islands company, and, unless the context requires otherwise, includes its subsidiaries, including Shanda Online International (HK) Limited, Shanda Computer (Shanghai) Co., Ltd., or Shanda Computer, and, in the context of describing its operations, also includes its VIEs, including Shanda Networking Co., Ltd., or Shanda Networking, and Shengzhan entities;
•	“Shengzhan entities” refers to Shanghai Shengzhan Networking Technology Co., Ltd., or Shengzhan, Shanghai Yichong Electronic Business Co., Ltd., or Yichong, Nanjing Shanda Networking Co., Ltd., or Nanjing Shanda and Tianjin Shengjing Trade Co., Ltd., or Shengjing;
•	“VIEs” refers to variable interest entities;
•	“VIE agreements” refers to a series of contractual arrangements between a PRC company, on the one hand, and its VIEs and their shareholders, on the other hand, including contracts relating to the provision of services, software licenses and equipment, and certain shareholder rights and corporate governance matters; and

•	“we,” “us,” “our company” and “our” refer to Shanda Interactive Entertainment Limited, its predecessor entities and its consolidated subsidiaries and affiliates.

FORWARD-LOOKING INFORMATION
This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this form relate to, among others:
•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	our projected revenues, earnings, profits and other estimated financial information;
•	expected changes in our margins and certain costs or expenditures;
•	our plans to expand and diversify the sources of our revenues;
•	expected changes in the respective shares of our revenues from particular sources;
•	our plans for staffing, research and development and regional focus;
•	our plans to launch new products and services, and their projected economic lifespans;
•	our plans for strategic partnerships with other businesses;
•	our acquisition and divestiture strategy, and our ability to successfully integrate past or future acquisitions with our existing operations and complete planned divestitures;
•	competition in the relevant industries;
•	the outcome of ongoing, or any future, litigation or arbitration;
•	the outcome of our annual PFIC evaluation;
•	the expected growth in the number of Internet and broadband users in China, growth of personal computer penetration and developments in the ways most people in China access the Internet;
•	changes in PRC governmental preferential tax treatment and financial incentives we currently qualify for and expect to qualify for; and
•	PRC governmental policies relating to media and the Internet and Internet content providers and to the provision of advertising online games and literary content over the Internet.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3D. Risk Factors” and elsewhere in this annual report on Form 20-F. The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

EXCHANGE RATE INFORMATION
Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report on Form 20-F contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB6.6000 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
The following table sets forth information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period end	Average(1)	High	Low
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8172	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5483	6.5743
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June (through June 24, 2011)	6.4737	6.4757	6.4830	6.4628

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.
PART I

Item 1.	Identity of Directors, Senior Management and Advisors
Not Applicable.

Item 2.	Offer Statistics and Expected Timetable
Not Applicable.

Item 3.	Key Information
A. SELECTED FINANCIAL DATA
The following selected consolidated statement of operations data for the three years ended December 31, 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements, which have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. The report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company on our consolidated financial statements as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 is included elsewhere in this annual report on Form 20-F.

In May 2010, Hurray Holding sold all of its 51% interest in Beijing Huayi Brothers Music Co., Ltd. (which was acquired in 2009 as part of the acquisition of Hurray Holding) and its wholly owned subsidiary Beijing Huayi Brothers Music Broker Co., Ltd., or collectively referred to as “Huayi Music”, to Huayi Brothers Media Corporation. The disposal of Huayi Music was accounted for as a discontinued operation in accordance with U.S. GAAP in our consolidated financial statements. As required by U.S. GAAP, we have reclassified the comparative operating results of the discontinued operation for the respective fiscal years as presented below.
As a result, our selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and our consolidated balance sheets as of December 31, 2006, 2007 and 2008 have been revised from our previously audited consolidated financial statements, which are not included in this annual report on Form 20-F, to give effect to those changes. You should read the selected consolidated financial data in conjunction with the consolidated financial statements and the related notes included under “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F, including without limitation, the notes regarding our acquisitions in 2010. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
	2006	2007	2008	2009	2010
				(Adjusted)(1)
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statements of Operations and Comprehensive Income Data:
Net revenues	1,654,460	2,467,265	3,569,068	5,235,378	5,572,250	844,280
Cost of revenue	(689,805)	(807,102)	(1,020,470)	(1,477,626)	(2,153,542)	(326,294)
Gross profit	964,655	1,660,163	2,548,598	3,757,752	3,418,708	517,986
Operating expenses	(587,023)	(658,199)	(1,106,315)	(1,713,365)	(2,567,880)	(389,073)
Operating income from continuing operations	377,632	1,001,964	1,442,283	2,044,387	850,828	128,913
Interest income and investment income	97,104	535,622	80,771	113,640	148,194	22,454
Interest expenses	(174,653)	(144,091)	(30,023)	(100,739)	(102,606)	(15,546)
Other income, net	133,913	28,041	29,380	203,577	254,830	38,610
Income before income tax expenses from continuing operations	433,996	1,421,536	1,522,411	2,260,865	1,151,246	174,431
Income tax expenses	(36,489)	(133,836)	(276,471)	(485,797)	(369,759)	(56,024)
Equity in loss of affiliated companies	(26,227)	(15,503)	(337)	(50,545)	(8,993)	(1,363)
Income from continuing operations, net of tax	371,280	1,272,197	1,245,603	1,724,523	772,494	117,044

	For the year ended December 31,
	2006	2007	2008	2009	2010
				(Adjusted)(1)
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Discontinued operations:
Loss from discontinued operations, net of tax	—	—	—	(4,968)	(47)	(7)
Gain from disposal of discontinued operations, net of tax	—	—	—	—	30,604	4,637
Income (loss) from discontinued operations, net of tax	—	—	—	(4,968)	30,557	4,630
Net income	371,280	1,272,197	1,245,603	1,719,555	803,051	121,674
Add: Net loss attributable to the non-controlling interests from discontinued operations	—	—	—	2,433	11	2
Less: Net income attributable to non-controlling interests from continuing operations	767	(7,015)	(12,158)	(116,176)	(178,181)	(26,997)
Less: Net income attributable to redeemable preferred shares issued by a subsidiary and redeemable non-controlling interests from continuing operations	—	—	(4,471)	(13,248)	(10,730)	(1,626)
Net income attributable to Shanda Interactive	372,047	1,265,182	1,228,674	1,592,564	614,151	93,053

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except per share and per ADS data)
	RMB	RMB	RMB	RMB	RMB	US$
Earnings per Share Data:
Income from continuing operations, net of tax, attributable to Shanda Interactive Entertainment Limited	372,047	1,265,182	1,228,674	1,595,100	583,582	88,422
Income (loss) from discontinued operations, net of tax, attributable to Shanda Interactive Entertainment Limited	—	—	—	(2,536)	30,569	4,631
Income attributable to Shanda Interactive	372,047	1,265,182	1,228,674	1,592,564	614,151	93,053

Earnings per share-Basic:
Income from continuing operations attributable to Shanda Interactive Entertainment Limited common shareholders	2.61	8.83	8.59	11.88	4.86	0.74
Income (loss) from discontinued operations attributable to Shanda Interactive Entertainment Limited common shareholders	—	—	—	(0.02)	0.25	0.03
Net income attributable to Shanda Interactive Entertainment Limited common shareholders	2.61	8.83	8.59	11.86	5.11	0.77

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except per share and per ADS data)
	RMB	RMB	RMB	RMB	RMB	US$
Earnings per share- Diluted:
Income from continuing operations attributable to Shanda Interactive Entertainment Limited common shareholders	2.57	8.65	8.49	11.47	4.74	0.72
Income (loss) from discontinued operations attributable to Shanda Interactive Entertainment Limited common shareholders	—	—	—	(0.02)	0.25	0.03
Net income attributable to Shanda Interactive Entertainment Limited common shareholders	2.57	8.65	8.49	11.45	4.99	0.75

Earnings per ADS-Basic: (2)
Income from continuing operations attributable to Shanda Interactive Entertainment Limited common shareholders	5.22	17.66	17.18	23.76	9.72	1.48
Income (loss) from discontinued operations attributable to Shanda Interactive Entertainment Limited common shareholders	—	—	—	(0.04)	0.50	0.06
Net income attributable to Shanda Interactive Entertainment Limited common shareholders	5.22	17.66	17.18	23.72	10.22	1.54

Earnings per ADS- Diluted: (2)
Income from continuing operations attributable to Shanda Interactive Entertainment Limited common shareholders	5.14	17.30	16.98	22.94	9.48	1.44
Income (loss) from discontinued operations attributable to Shanda Interactive Entertainment Limited common shareholders	—	—	—	(0.04)	0.50	0.06
Net income attributable to Shanda Interactive Entertainment Limited common shareholders	5.14	17.30	16.98	22.90	9.98	1.50

	As of December 31,
	2006	2007	2008	2009	2010
	(in thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheets Data:
Cash and cash equivalents	1,291,901	1,985,302	3,397,844	10,959,313	5,550,160	840,933
Total assets	5,143,246	4,762,732	6,467,847	16,159,447	14,892,820	2,256,488
Total liabilities	2,591,981	923,017	2,348,053	3,012,172	4,105,009	621,971
Redeemable preferred shares issued by a subsidiary and redeemable non-controlling interests	—	—	144,735	157,983	25,296	3,833
Total Shanda Interactive shareholders’ equity	2,548,355	3,623,417	3,831,029	11,546,023	8,707,657	1,319,342
Non-controlling interests	2,910	216,298	144,030	1,443,269	2,054,858	311,342
Total shareholders’ equity	2,551,265	3,839,715	3,975,059	12,989,292	10,762,515	1,630,684

(1)	Reflects the reclassification of the recorded music business operated by Huayi Music as a discontinued operation.

(2)	Each ADS represents two ordinary shares.
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
Risks Related to Our Online Game Business
We depend substantially on Shanda Games’ online game business.
In 2008, we commenced a reorganization of our businesses, which included the transfer of substantially all of our assets and liabilities related to our massively multi-player online role-playing game, or MMORPG, and advanced casual game businesses to a newly established legal entity, Shanda Games. “Advanced casual game” refers to a more sophisticated sub-category of casual games which are generally less time consuming and require less focus and attention than MMORPGs but possess certain elements of MMORPGs including a story line, elaborate graphics, availability of virtual items and frequent interactions among game players. In September 2009, Shanda Games completed its initial public offering of its ADSs on the NASDAQ Global Select Market. As of December 31, 2010, we owned approximately 72.1% of Shanda Games’ outstanding ordinary shares. We are dependent upon Shanda Games’ online game business for a substantial majority of our net revenues. In 2009 and 2010, Shanda Games’ business accounted for approximately 91.8% and 80.8%, respectively, of our net revenues. We expect to continue to derive a substantial majority of our net revenues from Shanda Games in the near term. Thus, our business prospects, financial condition and results of operations would be materially and adversely affected by any factor that contributes to a decline in revenues from Shanda Games.
Shanda Games depends substantially on two MMORPGs, which accounted for approximately 78.2% and 66.8% of its net revenues in 2009 and 2010, respectively, and 71.5% and 54.0% of our net revenues in 2009 and 2010, respectively, and have finite commercial lifespans.

Mir II and Woool, which are two of Shanda Games’ MMORPGs, contributed approximately 56.4% and 21.8% of Shanda Games’ net revenues, respectively, in 2009 and 45.7% and 21.1% of Shanda Games’ net revenues, respectively, in 2010. In turn, Mir II and Woool contributed approximately 51.6% and 19.9% of our net revenues, respectively, in 2009 and 37.0% and 17.0% of our net revenues, respectively, in 2010. Although we expect the percentage of Shanda Games’ net revenues generated from Mir II and Woool to decrease, we expect Shanda Games to continue to derive a substantial majority of its net revenues from these games in the near term. Thus, our business prospects, financial condition and results of operations would be materially and adversely affected by any factor that contributes to a decline in revenues from Mir II or Woool, including:
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
For example, in the fourth quarter of 2009, Shanda Games introduced an expansion pack in Mir II which was not well received by the game players and led to some game players ceasing to purchase in-game items. “Expansion pack” refers to an addition to an existing game that usually includes new game areas, weapons, objects and/or an extended story line to a complete and already released game. Primarily as a result of the introduction of that expansion pack, Shanda Games’ revenues in the first quarter of 2010 decreased by approximately 14% from the revenues in the last quarter of 2009 and our financial results have been adversely affected.
Similar to other online games, Mir II and Woool have finite commercial lifespans. Shanda Games believes that Mir II and Woool, which were launched in 2001 and 2003, respectively, are in the more mature stages of their commercial lifespans. If Shanda Games is not able to extend the commercial lifespans of Mir II and Woool, our business prospects, financial condition and results of operations may be materially and adversely affected.
Shanda Games’ future success relies on developing and sourcing new online games.
To remain competitive, Shanda Games must continue to develop and source new online games that appeal to game players. Shanda Games develops and sources new online games through its multi-channel strategy, including in-house development, licensing, investments and acquisitions, and cooperation. However, we cannot assure you that Shanda Games will be successful in executing such a strategy. If Shanda Games fails to do so, our business, financial condition, results of operations and business prospects would be materially and adversely affected. The following summarizes risks related to Shanda Games’ multi-channel strategy.
In-house development of new online games and introduction of expansion packs for Shanda Games’ existing online games.
Shanda Games must continue to successfully develop new online games in-house to expand its game portfolio and introduce updates and expansion packs, which are more substantial enhancements than updates, for its existing games to extend their commercial lifespans.
Shanda Games’ ability to successfully develop new online games in-house will largely depend on its ability to (i) anticipate and effectively respond to changing game player interests and preferences and technological advances in a timely manner, (ii) attract, retain and motivate talented online game development personnel and (iii) effectively execute its online game development plans. In-house development requires a substantial initial investment prior to the launch of a game, as well as a significant commitment of future resources to produce updates and expansion packs. Shanda Games’ ability to introduce successful updates and expansion packs for its existing online games will also depend on its ability to collect and analyze user behavior data and feedback from the game player community in a timely manner and to effectively incorporate features into its updates and expansion packs to improve the variety and attractiveness of its virtual items. We cannot assure you that Shanda Games will be able to collect and analyze game player behavior data on a timely basis or that such data will accurately reflect game player behavior.

Maintaining good relationships with its licensors, extending licenses for its existing licensed online games and licensing new online games
Shanda Games licenses many of its online games, including some of its most popular games, from third parties. In 2009 and 2010, Shanda Games derived approximately 69.1% and 60.5% of its net revenues, respectively, from online games that were licensed from third parties. As of March 31, 2011, among the 34 online games operated by Shanda Games, 11 were licensed from third-party developers. Shanda Games must maintain good relations with its licensors to ensure the continued smooth operation of its licensed games. Additionally, Shanda Games depends upon its licensors to provide technical support necessary for the operation of the licensed games, as well as updates and expansion packs that help to sustain interest in games. Moreover, certain marketing activities often require the consent of its licensors. Finally, its licenses may be terminated upon the occurrence of certain events, such as a material breach by Shanda Games. Only some of its license agreements allow it to automatically extend the term of the license without renegotiating with the licensors. Shanda Games may want to extend a license upon its expiration but may not be able to do so on terms acceptable to it or at all. Its licensors may also demand new royalty terms that are unacceptable to it. Shanda Games’ ability to continue to license its online games and to maintain good relationships with its licensors also affects its ability to license new games developed by the same licensors.
Investments in and acquisitions of other businesses that Shanda Games believes may benefit its business.
Shanda Games has invested in and acquired, and will continue to invest in or acquire other businesses that complement its business or games that it believes may benefit it in terms of game player base or game portfolio. For example, in 2010, Shanda Games acquired Eyedentity Games, Inc., or Eyedentity, a Korea-based online game developer, Goldcool Holdings Limited, or Goldcool, a Shanghai-based online game developer and operator, and Mochi Media, which operates a leading platform for distributing and monetizing browser-based mini-casual games worldwide. Shanda Games’ ability to grow through investments and acquisitions will depend on the availability of suitable candidates at an acceptable cost and its ability to consummate such transactions on commercially reasonable terms, such as its acquisitions of Goldcool and Mochi Media, as well as its ability to obtain any required governmental approvals. The identification and completion of these transactions may also require it to expend significant management and other resources. Moreover, the benefits of an investment or acquisition may take considerable time to materialize, and we cannot assure you that any particular transaction will achieve the intended benefits. Future acquisitions could also expose Shanda Games to potential risks, including those associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenues to offset the costs and expenses of the acquisitions and potential loss of, or harm to, its relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses.
Sourcing of new online games through cooperation.
Shanda Games cooperates certain games in China under non-exclusive licenses granted by third-party Chinese developers who also operate those same games on their own platform. Shanda Games must maintain good relationships with these co-operators to ensure the continued smooth development and operation of such games. Shanda Games may incur significant cost overrun in product development in such arrangements. Shanda Games’ ability to successfully cooperate online games also depends on the availability of potential cooperation partners.

Shanda Games’ new games may not be commercially successful, and Shanda Games may fail to launch new games according to its timetable, or at all.
In order to remain competitive, Shanda Games must introduce new online games that are attractive to its game players and can generate additional revenues and diversify its revenue sources. The games in its announced pipeline only represent its current expectations. Shanda Games may not launch these games or, if launched, they may not be commercially successful. The performance of Shanda Games’ existing online games is not an indication of the future performance of any game it is currently developing. A number of factors, including technical difficulties, insufficient game development personnel, a lack of marketing or other resources or acceptance of or interest in the new games among game players during the testing phase and adverse developments in Shanda Games’ relationship with the licensors of its new licensed games, could result in delays in launching or prevent it from launching its new games at all. In addition, there are many factors that could adversely affect the popularity of Shanda Games’ new games, including its ability to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, to plan and organize marketing and promotional activities and to differentiate its new games from the existing games and other games offered by other companies. If Shanda Games fails to launch new games according to its timetable or at all, or if its new games are not commercially successful, it may have a material adverse effect on our business, financial condition and results of operations.
Shanda Games’ new games may attract game players away from its existing games.
Shanda Games’ new online games may attract game players away from its existing games and shrink its existing game player base, which could in turn make those existing games less attractive to other game players, resulting in decreased revenues from its existing games. Players of its existing games may also spend less money to purchase virtual items in its new games than they would have spent if they had continued playing its existing games. In addition, its game players may migrate from its existing games with a higher profit margin to new games with a lower profit margin. The occurrence of any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.
Changes or adjustments Shanda Games makes to its existing or new games may not be well received by its game players.
As Shanda Games develops new online games or introduces updates and expansion packs to its existing games, it closely monitors its game players’ tastes and preferences and may introduce or change certain game features or game play styles to make its games more attractive. We cannot assure you that these changes or adjustments will be well received by the game players, who may decide not to play the new game or cease playing the existing game. For example, in the fourth quarter of 2009, Shanda Games introduced an expansion pack in Mir II which was not well received by the game players and led to some of the game players ceasing to purchase in-game items. As a result, any changes or adjustments Shanda Games makes to existing or new games may adversely impact our revenues and business prospects.
The revenue models Shanda Games adopts for its online games may not be suitable.
Shanda Games currently operates substantially all of its online games using the item-based revenue model and has generated, and expects to continue to generate, a substantial majority of its revenues using this revenue model. Under the item-based model, its game players can play games for free, but may choose to pay for in-game virtual items and other value-added services provided by Shanda Games to enhance the game-playing experience. Although Shanda Games has adopted the item-based revenue model for substantially all of its online games, it may not be the best revenue model for its games. The item-based revenue model requires Shanda Games to develop or license online games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires Shanda Games to track closely game players’ tastes and preferences, especially as to in-game consumption patterns. If Shanda Games fails to develop or offer virtual items which game players purchase, it may not be able to effectively convert its game player base into paying users. In addition, the item-based revenue model may cause additional concerns from PRC regulators who have been implementing regulations designed to reduce the amount of time that the Chinese youth spend on online games and who intend to limit the total amount of virtual currency issued by online game operators and the amount purchased by an individual game player. A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. Furthermore, Shanda Games may change the revenue model for some of its online games if it believes the existing revenue models are not optimal. We cannot assure you that the revenue model that Shanda Games has adopted for any of its online games will continue to be suitable for that game, or that Shanda Games will not in the future need to switch its revenue model or introduce a new revenue model for that game. A change in revenue model could result in various adverse consequences, including disruptions of the game operations, criticism from game players who have invested time and money in a game and would be adversely affected by such a change, decreases in the number of game players or decreases in the revenues Shanda Games generates from the online games, which could materially and adversely affect our business, financial condition and results of operations.

Shanda Games faces risks associated with the licensing of its games internationally, and if it is unable to effectively manage these risks, its ability to expand its business internationally could be impaired.
As of March 31, 2011, Shanda Games licensed 15 online games including 14 MMORPGs and one advanced casual game to game operators in a number of countries or regions. Shanda Games plans to further license its existing and new games in more countries and regions.
Licensing its games in international markets exposes Shanda Games to a number of risks, including:
•	identifying and maintaining good relations with game operators who are knowledgeable in, and can effectively distribute and operate its games in, international markets;
•	negotiating licensing agreements with game operators on terms that are commercially acceptable to Shanda Games and enforcing the provisions of those agreements;
•	developing games, updates and expansion packs catering to overseas markets and renewing Shanda Games’ license agreements with game operators upon expiration;
•	maintaining the reputation of Shanda Games and its games, given that its games are operated by game operators in the international markets with different standards;
•	protecting Shanda Games’ intellectual property rights overseas and managing the related costs;
•	receiving and auditing the royalties Shanda Games is entitled to receive;
•	complying with the different commercial and legal requirements of the international markets in which Shanda Games’ games are offered, such as game import regulatory procedures, taxes and other restrictions and expenses; and
•	managing foreign currency risks.
If Shanda Games is not able to manage these risks effectively, its ability to license its games overseas may be impaired, and our business, financial conditions and results of operations would be materially and adversely affected.
Shanda Games’ business may be materially harmed if its online games are not featured prominently in a sufficient number of Internet cafes in China.
A substantial number of game players access Shanda Games’ games through Internet cafes in China. Due to limited hardware capacity, Internet cafes generally feature a limited number of games on their computers. Shanda Games thus competes with a growing number of online game operators to have its online games featured on these computers. This competition has intensified in China due to a nationwide suspension of approval for the establishment of new Internet cafes in 2007. See “— Risks Related to Regulation of the Internet and to Our Structure — The PRC government has tightened its regulation of Internet cafes, which are currently one of the primary venues for Shanda Games’ users to play online games.” If Shanda Games fails to feature its games prominently and sufficiently in Internet cafes in China or fails to do so in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

The growth of the online game industry and market acceptance of Shanda Games’ online games remains uncertain.
The growth of the online game industry and the level of demand and market acceptance of Shanda Games’ online games are subject to a high degree of uncertainty and will depend on factors beyond its control, including:
•	the growth rate in the number of users of personal computers, Internet and broadband in China and other markets in which Shanda Games’ online games are offered;
•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;
•	changes in consumer demographics, tastes or preferences;
•	the popularity and price of new online games and virtual items that Shanda Games and its competitors launch and distribute;
•	Shanda Games’ ability to timely upgrade and improve its existing games to extend their commercial lifespan and to maintain or expand their market share in the online game industry;
•	the availability and popularity of other forms of entertainment, particularly console system games, which are popular in many other countries and are becoming increasingly popular in China and other countries or regions in which Shanda Games markets its online games; and
•	general economic conditions, particularly economic conditions that impact the level of discretionary consumer spending.
There is no assurance that online games, such as MMORPGs, will continue to be popular in China or elsewhere in the world. Because we expect to continue to rely on MMORPGs as the primary source of our revenues, a decline in the popularity of online games in general, or the MMORPGs that Shanda Games operates in particular, would adversely affect our business prospects and results of operations.
Shanda Games may not be able to adapt to the rapidly evolving online game industry in China.
China’s online game industry is rapidly evolving. Shanda Games must adapt to new industry trends, including changes in game players’ preferences, new revenue models, new game content distribution models, new technologies and new governmental regulations. Shanda Games strives to adapt its business in response to evolving trends and operations in order to maintain and strengthen its leadership in the industry. If Shanda Games is unable to do so successfully or falls behind in adopting new technologies or standards, its existing online games may lose popularity, and the games in its pipeline may not be well received by the game player base, which may have a material adverse effect on our business, financial condition and results of operations.
Shanda Games faces significant competition in the online game industry in China.
The online game industry in China is increasingly competitive. In recent years, numerous competitors have entered the online game industry in China. We expect more companies to enter the market and we expect a wider range of online games to be introduced in China. Competition from other online game operators, both based in China as well as overseas, is likely to increase in the future. Other online game operators or developers, such as China-based Changyou.com Limited, Giant Interactive Group, Inc., Kingsoft Corporation Limited, Kongzhong Corporation, NetDragon Websoft Inc., NetEase.com, Nineyou International Limited, Perfect World Co., Ltd., Tencent Holdings Limited, and The9, as well as international game developers, such as Activision Blizzard, Inc., Electronic Arts Inc., NCSoft Corporation, Nexon Corporation, NHN Corp. and Webzen, Inc., are Shanda Games’ current or potential future competitors. As the online game industry in China is constantly evolving, Shanda Games’ current or future competitors may compete more successfully as the industry matures. In particular, any of these competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by Shanda Games. These products and services may weaken Shanda Games’ brand name and achieve greater market acceptance than those of Shanda Games. In addition, at or around the time when Shanda Games launches a new game, competitors may launch similar games, which may compete with Shanda Games’ games for potential game players. Furthermore, any of Shanda Games’ current or future competitors may be acquired by, receive investments from or enter into other strategic or commercial relationships with, larger, more established and better financed companies and therefore obtain significantly greater financial, marketing and game licensing and development resources than Shanda Games has. In addition, increased competition in the online game industry in China could make it difficult for Shanda Games to retain existing players and attract new players. Moreover, Shanda Games may face competition from console games that have achieved significant success in markets other than China but have yet to be permitted to be sold in China due to regulatory and other reasons. If these consoles game, many of which are strengthening their online game features, are permitted to be sold in China, Shanda Games would face additional competition. If Shanda Games is unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

The global financial and economic crisis, particularly the slowdown in the Chinese economy, may adversely affect our business, results of operations and financial condition.
The global financial markets have experienced significant disruptions recently, and most of the world’s major economies entered into recession. The growth of China’s economy experienced a slowdown after the second quarter of 2007, when the quarterly growth rate of China’s gross domestic product reached 11.9%, slowing to as low as 6.2% for the first quarter of 2009. Although the growth rate of China’s gross domestic product accelerated and reached 11.9% in the first quarter of 2010, the growth rate slow down to 9.7% in the first quarter of 2011. It is uncertain whether China’s recent recovery in economic growth is sustainable and whether the slower growth that China’s economy experienced in 2008 and 2009 could return in the near future. Since Shanda Games currently derives substantially all of its revenues from game players in China, if our game players reduce the amount they spend on Shanda Games’ online games due to any prolonged slowdown in the Chinese economy, our business, operating results and financial condition may be adversely affected. In addition, Shanda Games’ plan to expand its business internationally may be adversely affected by an economic downturn in the countries or regions where Shanda Games licenses or intends to license Shanda Games’ online games, which may have a material adverse effect on our business, financial condition and results of operations.
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
Shanda Games’ online games may contain errors or defects and are susceptible to cheating programs.
Shanda Games’ online games may contain errors or other defects. In addition, parties unrelated to it have developed, and may continue to develop, Internet cheating programs that enable game players to obtain unfair advantages over other game players who do not use such programs. Furthermore, certain cheating programs could cause the loss of a character’s superior features acquired by a player. The occurrence of errors or defects in Shanda Games’ online games or its failure to discover and disable cheating programs affecting the fairness of its game environment could disrupt its operations, damage its reputation and discourage players from playing its games. As a result, such errors, defects and cheating programs could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Shanda Online
Our company’s content providers depend on Shanda Online to provide services that are critical to our business.
Many of our company’s content providers, including Shanda Games and Cloudary Corporation, have engaged Shanda Online to provide certain platform services. These content providers depend on Shanda Online for the provision of services that are critical to the operation of their businesses, including, among others, online billing and payment, customer service, user authentication, prepaid card marketing and distribution and data support service. If Shanda Online breaches its obligations under the contractual arrangements to provide such service to any of our content providers, or refuses to renew these service agreements on terms acceptable to any of our content providers, or at all, our content providers may not be able to find a suitable alternative service provider or establish their own integrated service platforms in a timely manner. Similarly, any failure of or significant quality deterioration in Shanda Online’s integrated service platform could materially and adversely affect our content providers’ businesses. For example, some of our company’s content providers rely on Shanda Online’s customer service representatives as the first point of contact to serve their users. Shanda Online handles customer requests such as adding virtual currencies to accounts with prepaid cards, retrieving forgotten passwords and recovering lost user accounts, and liaising with our content providers, if necessary. Our content providers also rely on Shanda Online to provide user authentication services for their users who access their content through Shanda Online’s service platform, and for prepaid card distribution. If Shanda Online fails to address customer service requests properly and in a timely manner, our users may be unable to access our content or attribute any unpleasant experience with Shanda Online’s customer service to our content providers or to us. Any negative impact to our reputation could lead to Shanda Online failing to retain current, or attract new, users or content providers, in which case our business, financial condition and results of operations could be materially and adversely affected.
Because Shanda Online offers its services to third-party content providers, our users may consume less of our internal content.
Shanda Online provides integrated services to third-party content providers that compete with our company’s content providers and may enter into additional similar commercial relationships with other content providers. These commercial relationships may strengthen these third parties’ market shares and enable them to achieve market acceptance for their products and services, which may have a material adverse effect on our company’s content providers’ business. For example, the online games that Shanda Games’ competitors offer through Shanda Online’s integrated services platform attract players away from Shanda Games’ online games and shrink its player bases. Even though Shanda Online charges service fees to these third-party content providers, such fees may not compensate the loss in our net revenues resulting from our current users switching to third-party content providers.
We could be liable for failure of, disruptions in, or third-party breaches of security of Shanda Online’s online payment platform.
Currently, many of our content providers rely on Shanda Online’s online payment system to sell virtual prepaid cards to our users. Secured transmission of confidential information, such as our users’ credit card numbers and expiration dates, personal information and billing addresses, over public networks is essential to maintaining consumer confidence in such payment channels, which allow our content providers to collect payments on a timely basis. In addition, we expect that an increasing amount of the sales of prepaid cards will be conducted over the Internet as a result of the growing use of online payment systems. As a result, associated online crime will likely increase as well and we cannot assure you that Shanda Online’s current security measures and those of the third parties with whom Shanda Online transacts business, are adequate. Security breaches of these online payment systems could result in non-collection of payments and expose Shanda Online or us to litigation and possible liability for failing to protect confidential game player information, which could harm Shanda Online’s reputation and its ability to attract users to its platform.
Shanda Online relies on third-party distributors to maintain a stable and efficient distribution and payment network.
Online payment systems in China are at a developmental stage and are not as widely available or acceptable to consumers in China as in the United States. As a result, Shanda Online relies heavily on a multi-layer distribution and payment network comprised of third-party distributors for sales to, and collection of payment from, our users. As Shanda Online does not enter into long-term agreements with any of its distributors, we cannot assure you that Shanda Online will continue to maintain favorable relationships with them. Shanda Online also relies on third-party distributors to distribute prepaid cards to users which allow access to our online entertainment content. Shanda Online typically offers discount pricing rates to distributors based on different factors. If Shanda Online fails to maintain a stable and efficient distribution and payment network, or the discount rates it pays to distributors were to increase, our business, financial condition and results of operations could be materially and adversely affected.

Shanda Online’s business may be affected by network interruptions, capacity shortfalls, security breaches or computer viruses and is subject to online security risks, including security breaches and identity theft.
Any failure to maintain the satisfactory performance, reliability, security and availability of Shanda Online’s network infrastructure, including as a result of natural disasters such as earthquakes and floods, may cause significant harm to Shanda Online’s reputation and its ability to attract and maintain users. Shanda Online maintains a distributed server network architecture with third-party service providers hosting servers in more than one hundred cities throughout China, but does not maintain full backup for its server network hardware.
Major risks involved in such network infrastructure include:
•	any breakdowns or system failures resulting in a sustained shutdown of all or a material portion of Shanda Online’s servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to its systems causing loss or corruption of data or malfunctions of software or hardware;
•	any unanticipated surge in users or inability to support content resulting in an overload to Shanda Online’s server network which may cause interruptions to the service; and
•	any disruption or failure in the national backbone network, which would prevent our users outside Shanghai from logging on to any of our content, for which the servers are all located in Shanghai.
In the past, Shanda Online’s server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third-party service providers. Shanda Online’s network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer viruses, hacking and similar events. Any network interruption or inadequacy that causes interruptions in the availability of the online entertainment content on its service platform or deterioration in the quality of access to Shanda Online’s online entertainment content could reduce its users’ satisfaction or even result in damage to its customers’ businesses. Shanda Online does not maintain insurance policies covering losses relating to its systems and it does not have business interruption insurance.
To succeed, online commerce and communications must also provide a secure transmission of confidential information over public networks. Shanda Online’s security measures may not detect or prevent security breaches that could harm its business. Currently, a significant number of its users authorize it to bill their credit card accounts directly for all transaction fees charged by it. Shanda Online relies on encryption and authentication technology licensed from third parties to provide the security and authentication to effectively secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by Shanda Online to protect transaction data. In addition, any party who is able to illicitly obtain a user’s password could access the user’s transaction data. Any compromise of its security could harm Shanda Online’s reputation and business, and could result in a violation of applicable privacy and other laws. In addition, a party that is able to circumvent Shanda Online’s security measures could misappropriate proprietary information, cause interruption in its operations, damage its computers or those of its users or otherwise damage its reputation and business. Under credit card rules and its contracts with its card processors, if there is a breach of credit card information that it stores, Shanda Online could be liable to the credit card issuing banks for their cost of issuing new cards and related expenses. In addition, if Shanda Online fails to follow credit card industry security standards, even if there is no compromise of customer information, it could incur significant fines or lose its ability to give customers the option of using credit cards to fund their payments or pay their fees. If Shanda Online were unable to accept credit cards, our business would be seriously damaged.
Security breaches, including any breach by Shanda Online or by parties with which it has commercial relationships that result in the unauthorized release of its users’ personal information, could damage its reputation and expose it to a risk of loss or litigation and possible liability.

The successful operation of Shanda Online’s business and implementation of its growth strategies, including its ability to accommodate additional content providers and users in the future, depend upon the performance and reliability of the Internet infrastructure and fixed-line and wireless telecommunications networks in China.
Although there are private sector Internet service providers in China, almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Shanda Online relies on this infrastructure to provide data communications capacity primarily through local telecommunications lines and wireless telecommunications networks. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. Although the PRC government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, Shanda Online has no access to alternative networks and services on a timely basis, if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage.
Shanda Online is dependent on the business performance of its content provider customers and especially relies on Shanda Games for a substantial portion of its revenues.
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
Shanda Online operates its integrated services platform through the Shengzhan entities and Shanda Networking. Shanda Online entered into a cooperation agreement with Shanda Games, to provide certain online e-commerce platform services to Shanda Games for a period of five years commencing on July 1, 2008. Shanda Games has agreed to pay Shanda Online an amount equal to the difference between (x) the amount Shanda Online receives from distributors or users from the sale of the prepaid cards and (y) a fixed percentage of the face value of a prepaid card as agreed upon between Shanda Online and Shanda Games. See “— Our company’s content providers depend on Shanda Online to provide services that are critical to our business.” This cooperation agreement is the source of a significant portion of Shanda Online’s revenues. If Shanda Games were to decide not to renew this agreement for any reasons, including user dissatisfaction with Shanda Online’s services, it could have a material adverse effect on Shanda Online’s business, financial condition and results of operations.
Use of Shanda Online’s services for illegal purposes could harm its business.
The PRC laws and regulations relating to the liability of online services providers for the activities of their users on their service is often challenged. In violation of Shanda Online’s policies, unlawful or stolen goods have been listed and traded on its site. Shanda Online may be unable to prevent users from selling unlawful or stolen goods or providing unlawful services or selling goods or services in unlawful manners, and it may be subject to allegations of civil or criminal liability for such unlawful activities carried out by users through its services. The PRC government has also raised concerns about the use of online services for gambling, money laundering and illicit trade. See “— Risks Related to Regulation of the Internet and to Our Structure — The PRC government may prevent us from distributing, and we may be subject to liability for, content deemed to be inappropriate.”
Although Shanda Online has adopted internal procedures to ensure the online activities through its network comply with the relevant PRC laws and regulations, it may be required to spend substantial resources to take additional measures or discontinue certain services. Any costs incurred as a result of potential liability relating to the alleged or actual unlawful online activities of its users could harm its business. In addition, Shanda Online may receive media attention relating to the listing or sale of unlawful goods and stolen goods through our services. This negative publicity, even if factually incorrect, could damage its reputation, diminish the value of its brand names and make users reluctant to use its services. Shanda Online’s payment system is also susceptible to potentially illegal or improper uses. These may include illegal online gambling, fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, piracy of software and other intellectual property rights, money laundering, bank fraud, child pornography trafficking, prohibited sales of alcoholic beverages or tobacco products, and online securities fraud. The costs of compliance with the PRC laws and regulations and third-party rights may continue to increase as a result of more online activities by Shanda Online’s increasing number of users, which may materially and adversely affect its business, financial condition and results of operations.

Customer complaints or negative publicity about customer support or anti-fraud measures could diminish use of Shanda Online’s services.
Customer complaints or negative publicity about Shanda Online’s customer support could severely diminish consumer confidence in and use of its services. Shanda Online may take measure to combat fraud and breaches of privacy and security that may damage its relationship with customers or decrease users’ activity on its sites as these measures may block access to its sites or restrict the activities of certain users. These measures also require prompt and responsive customer support to resolve irregularities and disputes, which could lead to significant personnel expense. Failure to manage or train customer support representatives properly could compromise Shanda Online’s ability to handle customer complaints effectively. If Shanda Online does not handle customer complaints effectively, its reputation may suffer and it may lose its customers’ confidence.
As part of Shanda Online’s effort to reduce fraud losses and prevent money laundering, it may temporarily restrict the ability of customers to withdraw funds if such funds or the customers’ account activity are identified by Shanda Online’s risk models as suspicious. If Shanda Online is unable to provide quality customer support operations in a cost-effective manner, its users may have negative experiences, it may receive additional negative publicity, its ability to attract new customers may be damaged and it could become subject to litigation. Negative publicity about, or negative experiences with, customer support for Shanda Online could cause its reputation to suffer or affect consumer confidence in the “Shanda” brand as a whole.
Risks Related to Ku6
Ku6 is operating with a small amount of working capital. If Ku6 cannot obtain additional sources of liquidity when needed, its growth prospectus and future profitability may be materially and adversely affected.
Ku6 reported net losses attributable to our company of US$12.0 million, US$23.4 million and US$51.5 million for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, Ku6 had cash and cash equivalents of approximately US$27.3 million and working capital of approximately US$8.4 million. Ku6’s net cash used in operating activities in 2010 was US$29.6 million. On April 1, 2011, Ku6 entered into agreements with Shanda Media Group Limited, or Shanda Media, a wholly owned subsidiary of us, pursuant to which Ku6 agreed to issue to Shanda Media 1,538,461,538 ordinary shares for an aggregate purchase price of US$50,000,000 (or US$0.0325 per share) and US$50,000,000 aggregate principal amount of senior convertible bond. The bond will mature in three years after issuance and will bear an interest of 3% per annum. The issuance of the ordinary shares and the convertible bond have been approved by Ku6’s independent directors and shareholders. Shanda Media has committed to make the investment and we anticipate to close these transactions in the early part of the third quarter of 2011. As a result, Ku6 believes it will have sufficient cash to fund its 2011 capital expenditure requirements and working capital needs. However, Ku6 may require additional funding to finance it future growth and to meet its working capital requirements. Also, Ku6 may not be able to refinance its current borrowings on terms that are aceptable, or at all. Its ability to obtain external financing in the future is subject to a number of uncertainties, including:
•	inability to achieve planned operating results that could increase liquidity requirements beyond those considered in its business plan;
•	changes in financial market conditions or its business condition that could limit its access to existing credit facilities or make new financings more costly or even unfeasible; and
•	changes in China’s currency exchange control regulations that could limit its ability to access cash in China to meet liquidity requirements for its operations in China or elsewhere;

If Ku6 is unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, its growth prospects and future profitability may be materially adversely affected.
Ku6 has a short operating history in a new and unproven market, which makes it difficult to evaluate its future prospects and may increase the risk that it will not be successful.
Ku6 entered into the online video business in January 2010 when it acquired Ku6 Holding Limited. Ku6’s previous wireless value-added service and recorded music businesses were disposed in August 2010 and the only continuing business currently is online video and audio operations. Ku6 has a short operating history in a new and unproven market that may not develop as expected, if at all. This short operating history makes it difficult to effectively assess its future prospects.
Ku6 has a history of losses, and it may be unable to achieve or sustain profitability.
Ku6 incurred net losses in each of the fiscal years from 2007 through 2009, inclusive, and it continued to incur losses in fiscal year 2010 after it entered into the online video business. Ku6’s ability to achieve profitability is affected by various factors, including:
•	growth of the online video industry and the online advertising market;
•	the continued acceptance of its online video content by its users;
•	the continued growth and maintenance of its user base;
•	its ability to control its costs and expenses; and
•	its ability to provide new advertising services to meet the demands of its advertising customers.
Many of these factors are beyond Ku6’s control. For example, Ku6’s revenues and profitability depend on the continuous development of the online advertising market in China and brand advertisers’ allocation of more budgets to the online video industry. We cannot assure you that online advertising, as a new marketing channel, will become more widely accepted in China or that the advertisers will increase their spending on online video websites. Ku6 may continue to incur net losses in the future due to its continued investments in content, bandwidth and technology. If Ku6 cannot successfully offset its increased costs with an increase in net revenues, its gross margin, financial condition and results of operations could be materially and adversely affected. Ku6 may also continue to incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and its inability to respond to these changes in a timely and effective manner.
Ku6 operates in a highly competitive market and may not be able to compete successfully against its competitors.
Ku6 faces significant competition, primarily from those companies that operate online video websites in China, which Ku6’s management estimates to currently number over one hundred. A large number of independent online video sites, such as youku.com and tudou.com, compete against Ku6. In addition, Chinese Internet portals, including sina.com, sohu.com and baidu.com, and some of China’s major TV networks, such as China Central Television, or CCTV, Phoenix Satellite TV and Hunan Satellite TV, which have longer operating histories and more experience in attracting and retaining users and managing customers than Ku6 does, have launched their own video businesses. Ku6 also faces competition from Internet video streaming platforms based on the P2P technology, such as PPStream and PPTV. Ku6 competes with these companies for content, users and advertisers. Its competitors may compete with Ku6 in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities and making acquisitions. In addition, certain online video websites may continue to derive their revenues from providing content that infringes third-party copyright and may not monitor their websites for any such infringing content. As a result, Ku6 may be placed at a disadvantage to some of these websites that do not incur similar costs as Ku6 does with respect to content acquisition and content monitoring. Some of Ku6’s competitors have a longer operating history and significantly greater financial resources than Ku6 does, and in turn may be able to attract and retain more users and advertisers. If any of Ku6’s competitors achieves greater market acceptance than Ku6 does or are able to offer more attractive online video content, Ku6’s user traffic and market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on its business, financial condition and results of operations.

In addition, Internet streaming of content represents only one of many existing and potential new technologies for viewing video. Many users maintain simultaneous relationships with multiple video providers and can easily shift from one provider to another. For example, users may subscribe to cable, buy a DVD and download a movie from Apple iTunes or other sources, or some combination thereof. New competitors may be able to launch new businesses at a relatively low cost.
Ku6 also faces competition from other types of advertising media, such as newspapers, magazines, yellow pages, billboards and other forms of outdoor media, television and radio. Most large companies in China allocate, and will likely continue to allocate, most of their marketing budgets to traditional advertising media and only a small portion of their budgets to online marketing and other forms of advertising media. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by Ku6’s online video business, or if the existing customers of Ku6 reduce the amount they spend on online marketing, the results of operations and future growth prospects of Ku6 could be adversely affected.
Ku6 operates in a capital-intensive industry and requires a significant amount of cash to fund its operations and bandwidth, content and technology acquisitions. If Ku6 cannot obtain sufficient capital, its business, financial condition and prospects may be materially and adversely affected.
The operation of an online video business requires significant upfront capital expenditures as well as continuous, substantial investment in content, technology and infrastructure. In order to implement its development strategies to expand its infrastructure and optimize its services across Internet-enabled devices, and further expand and diversify its revenue sources, Ku6 may incur additional capital needs in the future. Ku6’s ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including:
•	future business development, financial condition and results of operations;
•	general market conditions for financing activities by companies in its industry; and
•	macroeconomic, political and other conditions in China and elsewhere.
We cannot assure that financing will be available in amounts or on terms acceptable to Ku6, if at all. If Ku6 cannot obtain sufficient capital to meet its capital expenditure needs, it may not be able to execute its growth strategies and its business, financial condition and prospects may be materially and adversely affected.
The online video industry in China and user acceptance of the online video content provided by Ku6 may not grow as quickly as expected, which may adversely affect its revenues and business prospects.
Ku6’s business and prospects depend on the continuing development of the online video industry in China. As an emerging industry, China’s online video industry has experienced substantial growth in recent years in terms of both users and content. We cannot assure you, however, that the online video industry will continue to grow as rapidly as it has in the past. With the development of technology, new forms of media may emerge and render online video websites less attractive to users. Growth of the online video industry is affected by numerous factors, such as users’ general online video experience, technological innovations, development of Internet and Internet-based services, regulatory changes, especially regulations affecting copyrights, and the macroeconomic environment. If the online video industry in China does not grow as quickly as expected or if Ku6 fails to benefit from such growth by successfully implementing its business strategies, its user traffic may decrease and its business and prospects may be adversely affected.

Ku6 depends on studios, distributors and other content owners to license professionally produced content that it can stream instantly over the Internet. Increases in market prices for professionally produced content may have an adverse effect on Ku6’s business, financial condition and results of operations.
A majority of Ku6’s user traffic is attributable to professionally produced content. Ku6’s ability to provide its users with professionally produced content that they can watch instantly, such as movies and TV episodes, depends on studios and distributors licensing such content specifically for Internet delivery. The license periods and the terms and conditions of such licenses vary. If the studios and distributors change their terms and conditions, or are no longer willing or able to provide Ku6 licenses, Ku6’s ability to stream content to its users will be adversely affected. Some of the licenses provide for the studios or distributor to withdraw content from Ku6’s service relatively quickly. As a result, content available through Ku6’s network can be withdrawn on short notice. If Ku6 is unable to secure and maintain rights to streaming content or if it cannot otherwise obtain such content upon terms that are acceptable to it, Ku6’s ability to stream movies and TV episodes to its users will be adversely impacted, and its user acquisition and retention could be adversely impacted. During the course of Ku6’s license relationship, various contract administration issues can arise. To the extent that Ku6 is unable to resolve any of these issues in an amicable manner, its relationship with the studios and distributors or its access to content may be adversely impacted.
Moreover, the market prices for professionally produced content, especially popular movies and television series dramas, have increased significantly in China during the past few years. Due to the improving monetization prospects of online video advertising, online video websites are generating more revenues and are competing aggressively to license popular television series dramas and movies, and the increasingly intense content bidding process has in turn led to increases in license fees of professionally produced content in general. As the market develops, the expectations of copyright owners, distributors and industry associations may continue to rise, and as such they may demand higher licensing fees for professionally produced content. In addition, Ku6 may explore a revenue sharing license model with content owners. Under this model, Ku6 generally obtains titles for low initial cost in exchange for a commitment to share a percentage of the advertising revenues generated by us from such titles, for a defined period of time. The initial cost may be in the form of an upfront non-refundable payment and may also be in the form of a prepayment of future revenue sharing obligations. The terms of some revenue sharing agreements may obligate Ku6 to make minimum revenue sharing payments for certain titles. If Ku6 is unable to generate sufficient revenues to outpace the increase in market prices for professionally produced content, it may incur more losses and its business, financial condition and results of operations may be adversely affected. In addition, the terms of Ku6’s licenses for professionally produced content generally range from one to three years for movies and television serial dramas. If Ku6 is unable to obtain professionally produced content on terms that are economically attractive to it for longer period, it may not be able to maintain and grow its user base and may lose its market position.
Ku6 generates substantially all of its revenues from online advertising. If Ku6 fails to retain existing advertisers or attract new advertisers to advertise on its website, or if it is unable to collect accounts receivable from the advertisers or advertising agencies in a timely manner, Ku6’s financial condition, results of operations and prospects may be materially and adversely affected.
Ku6 generates substantially all of its revenues from online advertising. The online advertising market is new and rapidly evolving, particularly in China. As a result, many of Ku6’s current and potential advertising clients have limited experience using the Internet for advertising purposes and historically have not devoted a significant portion of their advertising budget to Internet-based advertising. Moreover, changes in government policy could restrict or curtail Ku6’s online advertising services. For example, in 2006 and 2007, the PRC government enacted a series of regulations, administrative instructions and policies to restrict online medical advertising.
Ku6 retains existing advertisers and attract new advertisers by maximizing return on their investment. If however, the advertisers determine that their expenditures on online video websites do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television, newspapers and magazines and reduce or discontinue business with Ku6. Since most of Ku6’s advertisers are not bound by long-term contracts, they may amend or terminate advertising arrangements with Ku6 easily without incurring liabilities. Failure to retain existing advertisers or attract new advertisers to advertise on Ku6’s website may materially and adversely affect its business, financial condition, results of operations and prospects.

A majority of Ku6’s online advertising agreements are entered into with various third-party advertising agencies. Ku6 relies on third-party advertising agencies for sales to, and collection of payment from, its advertisers. In consideration for the third-party advertising agencies’ services, Ku6 pays them commissions based on the volume of business they bring to Ku6. The financial soundness of its advertisers and advertising agencies may affect Ku6‘s collection of accounts receivable. Ku6 makes a credit assessment of the advertiser and advertising agency to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, Ku6 cannot assure you that it is or will be able to accurately assess the creditworthiness of each advertiser or advertising agency, and any inability of advertisers or advertising agencies to pay it in a timely manner may adversely affect Ku6’s liquidity and cash flows.
Ku6 does not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business opportunities to other advertising service providers, including Ku6’s competitors. If Ku6 fails to retain and enhance its business relationships with third-party advertising agencies, it may suffer from a loss of advertising, and its business, financial condition, results of operations and prospects may be materially and adversely affected. In addition, there has been some consolidation in China’s online advertising market. If this trend continues, a small number of large advertising agencies may be in a position to demand higher commission for advertising agency services, which could reduce its gross margin.
Ku6 depends on a limited number of advertising customers, which include both advertisers and advertising agencies for a significant portion of its revenues. Failure to maintain relationships with these advertising customers may cause significant fluctuations or declines in its revenues.
Ku6 depends on a limited number of advertising customers for a significant portion of its revenues. Ku6 generally does not maintain long-term contracts with advertising customers. Most of its advertising agreements are short-term contracts. Ku6 cannot assure you that it will be able to maintain its relationships with them or renew its spot and short-term contracts. In addition, sales to these advertising customers are typically made through non-exclusive arrangements, and competition for these customers is intense. Ku6 anticipates that its dependence on a limited number of advertising customers will continue in the foreseeable future. Consequently, failure to maintain relationships with these advertising customers could materially and adversely affect Ku6’s business, financial condition, results of operations and prospects.
If Ku6 fails to continue to anticipate user preferences and provide products and services to attract and retain users, Ku6 may not be able to generate sufficient user traffic to remain competitive.
Ku6’s success depends on its ability to generate sufficient user traffic through provision of attractive products and services. To attract and retain users and compete against its competitors, Ku6 must continue to offer high-quality content that provides its users with a satisfactory online video experience. To this end, Ku6 must continue to source new professionally produced content, produce new in-house content or encourage more user-generated content, while balancing the value of each type of content to its advertising services. For example, Ku6 attracts a majority of its user traffic with professionally produced content. Ku6’s advertisers can place targeted advertisements focusing on certain user demographics. With user-generated content, users can upload and share their own videos and spend longer time on Ku6’s website, and a “community-like” environment enhances users’ loyalty to Ku6’s website and such network effect broadens advertisers’ reach of audience. With its in-house productions, Ku6 tailors such content to users’ preferences based on its industry experience and combines these productions with targeted advertising services such as product placements, which benefits both the users and its advertisers.
Based on the feedback on its website design and its statistics regarding users’ viewing behavior, Ku6 keeps developing new website features that appeal to users, such as designing more user-friendly content searching tools, creating additional interactive social functions or offering better website compatibility with new Internet-enabled devices. Due to Ku6’s leading market position, it maintains a large content library to serve its users, which in turn leads to its continuing need to license more content covering a wider range of categories from the licensors of professionally produced content. Ku6 must continue to grow its platform and content demand to keep its key customer status in order to maintain good relationships with current licensors of professionally produced content to renew their current licenses and license new content from them. Ku6 needs to continuously anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If Ku6 fails to cater to the needs and preferences of its users and, as a result, fails to deliver satisfactory user experience, it may suffer from reduced user traffic and its business and results of operations may be materially and adversely affected.

There can be no assurance that Ku6 will fully develop an ability to respond to changing consumer preferences, to effectively adjust its product mix, service offerings and marketing initiatives, or to selectively develop and maintain strategic alliances for products and services that meet and anticipate advances in technology and market trends.
The success of Ku6’s business depends on its ability to maintain and enhance Ku6’s brand.
Ku6 believes that maintaining and enhancing its Ku6 (“6” ) brand is of significant importance to the success of its business. Since the online video market is highly competitive, a well-recognized brand is critical to increasing Ku6’s user base and, in turn, enhancing its attractiveness to advertisers. Ku6 believes that the importance of brand recognition will increase as the number of Internet users in China grows. In order to attract and retain Internet users and advertisers, Ku6 may need to substantially increase its expenditures for creating and maintaining brand loyalty. Ku6’s success in promoting and enhancing its brand, as well as its ability to remain competitive, will also depend on its success in offering high-quality content, features and functionality. If Ku6 fails to promote its brand successfully, or if visitors to its website or advertisers do not perceive its content and services to be of high quality, Ku6 may not be able to continue growing its business and attracting users and advertisers.
Ku6 may not be able to manage its expansion effectively.
Ku6 Holding Limited experienced rapid growth after it commenced its online video business in 2006, and it has maintained such rapid growth in the past few years. To manage the further expansion of its business and the growth of its operations and personnel, Ku6 needs to continuously expand and enhance its infrastructure and technology, and improve its operational and financial systems, procedures and controls. Ku6 also needs to expand, train and manage its growing employee base. In addition, Ku6’s management will be required to maintain and expand its relationships with content providers, advertisers, advertising agencies and other third parties. We cannot assure that Ku6’s current infrastructure, systems, procedures and controls will be adequate to support its expanding operations. If Ku6 fails to manage its expansion effectively, its business, results of operations and prospects may be materially and adversely affected.
Risks Relate to Cloudary Corporation
Cloudary Corporation incurred net losses and net operating cash outflows in 2008, 2009, 2010 and the three months ended March 31, 2011 and may continue to incur losses and cash outflows in the future.
Cloudary Corporation incurred net losses in 2008, 2009, 2010 and the three months ended March 31, 2011, primarily due to copyright licensing cost, head count related expenses and sales and marketing expenses required to ramp up its operations in the early stages of the development of its business. Cloudary Corporation also incurred net operating cash outflows in 2008, 2009, 2010 and the three months ended March 31, 2011, primarily due to its net losses during the same periods and increases in inventory in connection with the commencement of its offline publishing business or the increase in account receivables from third-party wireless carriers. Cloudary Corporation’s ability to achieve profitability is affected by various factors, some of which are beyond its control. In addition, Cloudary Corporation expects its future revenues and profitability to also depend partly on the continued popularity and growth of the online and mobile literature industries in China. User attention and spending on online and electronic literary content may not continue to increase or may not continue to increase at the rates that they have in the past.
Cloudary Corporation may also incur cash obligations that affect its net liquidity position and cause it to incur further net cash outflows. For instance, under two acquisitions Cloudary Corporation made in 2010, Cloudary Corporation may be required to purchase the remaining equity holdings from the selling shareholders if it fails to complete its initial public offering within an agreed upon time period or fails to reach agreement on other terms. In addition, some of the acquisition agreements contain a general provision which calls for the parties, prior to or in the event of Cloudary Corporation’s initial public offering, to engage in good faith discussions and enter into new agreements under which the original shareholders can exchange their remaining interests in the acquired entities for shares or options to acquire shares of Cloudary Corporation. In the event Cloudary Corporation reaches agreement with any of the original shareholders to acquire their/its remaining interest in cash, Cloudary Corporation may incur additional cash obligations that could affect its net liquidity position. See “—Cloudary Corporation may be subject to potential disputes on certain provisions of the agreements it entered into to acquire some of its online or offline businesses, which could have a material adverse effect on its financial condition and results of operations.” Cloudary Corporation may also continue to incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and its inability to respond to these changes in a timely and effective manner.

Cloudary Corporation’s profitability depends significantly on its ability to control the copyright licensing cost relating to its online business.
Cloudary Corporation derived approximately 85.1%, 53.8%, 46.2% and 52.6% of net revenues from monetizing its proprietary literary content including payment from online paid users, wireless services and copyright licensing, in 2008, 2009, 2010 and the three months ended March 31, 2011, respectively. Copyright licensing cost relating to its online business has historically accounted for the largest portion of cost of revenues for Cloudary Corporation. In 2008, 2009, 2010 and the three months ended March 31, 2011, copyright licensing cost relating to Cloudary Corporation’s online business constituted approximately 75.9%, 54.9%, 37.4% and 41.5%, respectively, of its total cost of revenues. Due to the improving monetization prospects of original literary content, there is increasing competition for popular literary content. In addition, as the market develops, the expectations of copyright owners, distributors and industry associations may continue to rise, and as such, they may demand higher licensing fees for such content. As a result, we expect Cloudary Corporation’s copyright licensing cost to increase on an absolute basis as it expands its literary content library. If Cloudary Corporation cannot successfully offset its increased copyright licensing cost with an increase in net revenues, its gross margin, financial condition and results of operations could be materially and adversely affected.
The online and mobile literature industries in China and user acceptance of Cloudary Corporation’s literary content may not grow as quickly as expected, which may adversely affect Cloudary Corporation’s revenues and business prospects.
Cloudary Corporation’s business and prospects depend on the continuing development of the online and mobile literature industries in China. Cloudary Corporation’s platform includes six original literature websites and also connects with third-party content providers and content distribution channels. The online and mobile literature industries have experienced substantial growth in recent years both in terms of users and content. We cannot assure you, however, that the online and mobile literature industries will continue to grow as rapidly as they have in the past. With the development of technology, new forms of business models may emerge and render online literature websites and mobile literature services less attractive to users. Growth of the online and mobile literature industries is affected by numerous factors, such as users’ general online or wireless literature experience, technological innovations, development of Internet and digital media-based services, regulatory changes, especially regulations affecting copyrights, Internet and digital media-based services, and the macroeconomic environment. In particular, because Cloudary Corporation’s online literature business is transforming traditional content creation models and is therefore not easily understood by casual observers, its business and reputation may be vulnerable to poor perception. For example, perception that the quality of Cloudary Corporation’s online content may not be the same as or better than that of other published Internet content, even though baseless, can damage its reputation. Also, any negative media publicity about online or mobile literature industries or security problems of other online literature websites in China may materially and adversely affect user percentage of the online and mobile literature industries, which could harm Cloudary Corporation’s ability to attract and retain users, advertisers and authors.
In addition, although the use of personal computers and mobile phones in China has increased significantly in recent years, their penetration rates are still much lower than those in the United States. If Internet and wireless connectivity in China, and in particular, the online and mobile literature industries in China do not grow as quickly as expected or if Cloudary Corporation fails to benefit from such growth by successfully implementing its business strategies, its business and prospects may be adversely affected.

Cloudary Corporation’s online and mobile literature businesses depend heavily on the market recognition and reputation of its brands, and any harm to its brands or failure to maintain and enhance its brand recognition may materially and adversely affect Cloudary Corporation’s business, financial condition and results of operations.
Cloudary Corporation believes that the market recognition and reputation of its brands such as qidian.com, rongshuxia.com, hongxiu.com and “Cloudary” have significantly contributed to the success of its online and mobile literature businesses. Maintaining and enhancing the recognition and reputation of Cloudary Corporation’s brands are critical to its success and ability to compete. Many factors, some of which are beyond its control, are important to maintaining and enhancing Cloudary Corporation’s brands and may negatively impact its brands and reputation if not properly managed, such as:
•	ability to maintain a convenient and reliable user experience as user preferences evolve and as we expand into new service categories and new business lines;
•	ability to increase brand awareness among existing and potential authors and advertisers through various means of marketing and promotional activities;
•	ability to adopt new technologies or adapt its websites and its systems to user requirements or emerging industry standards; and
•	ability to effectively control the quality of third-party merchants, including telecommunication operators, and to monitor service performance of such third parties as Cloudary Corporation continues to attract new authors and to integrate literary content sourcing and distribution channels through its platform.
If Cloudary Corporation is unable to maintain its reputation, further enhance its brand recognition and increase positive awareness of its websites, its results of operations may be materially and adversely affected.
Cloudary Corporation’s prospects and financial results may be adversely affected if it fails to identify, sign and retain promising authors who generate popular literary content on a scale sufficient to grow its business.
Cloudary Corporation relies primarily on authors for the literary content that drives the online traffic and transactions originated from its content. Cloudary Corporation may not be able to attract, identify and retain promising authors to generate popular literary content on a scale sufficient to grow its business. Cloudary Corporation competitors may offer its authors more favorable terms that it is unable to match. Its authors, especially bestselling authors, may ask for more favorable terms or higher prices for licensing or transferring the proprietary rights of their literary works to Cloudary Corporation. As the membership of its websites is free and registered users can publish their works without acceptance by editors, Cloudary Corporation cannot guarantee that the content created by its authors will be of sufficient quality to attract users to its platform. Although most of the Cloudary Corporation’s authors who agree to create literary content exclusively for Cloudary Corporation for a certain period of time, Cloudary Corporation cannot control their productivity or the quality of their works produced within the contract term. Cloudary Corporation cannot be certain that the online authors will continue to prefer to publish their literary works on its websites, as opposed to in print form. In the event that Cloudary Corporation’s authors decrease their production of literary content, it is unable to attract or retain qualified authors or the quality of such contributions is not sufficiently attractive to its readers or to drive traffic to its platform, Cloudary Corporation may incur substantial costs to procure suitable replacement content, which could have a negative impact on its business, revenues, financial condition and results of operations.

Cloudary Corporation is dependent upon the cooperation agreements with China Mobile for a significant portion of its revenues.
A significant portion of Cloudary Corporation’s revenues is derived from its revenue sharing arrangements with China Mobile Limited, or China Mobile, pursuant to which Cloudary Corporation provides content to the central reading station of China Mobile and receives a percentage of the fees paid by China Mobile’s users. In 2010 and the three months ended March 31, 2011, Cloudary Corporation derived approximately 15.0% and 23.7% of its net revenues from revenue sharing arrangements with China Mobile with respect to its wireless services. Cloudary Corporation’s agreements with China Mobile typically have a term of one or two years. There can be no assurance that these agreements will be extended or renewed after their respective expiration or that it will be able to extend or renew such agreements on terms and conditions favorable to it. If China Mobile breaches its obligations under any of the agreements or refuses to extend it when the term expires, Cloudary Corporation may lose all or a portion of the user base of China Mobile’s wireless network. Any termination or deterioration of its relationship with China Mobile, and any extension or renewal after the initial term on terms and conditions less favorable to Cloudary Corporation would have a material adverse effect on its business, financial condition and results of operations.
In addition, Cloudary Corporation relies on the billing statements provided by China Mobile in order to recognize a substantial portion of its net revenues from wireless services. Cloudary Corporation may not be able to recognize revenue from wireless services from China Mobile in the period in which the services are performed if it does not receive the billing statements from China Mobile prior to the date of issuance of its financial statements. Due to the delays in receiving such billing statements, Cloudary Corporation’s revenues may fluctuate between periods and may not reflect the actual performance of its services.
Cloudary Corporation may be subject to potential disputes on certain provisions of the agreements it entered into to acquire some of its online or offline businesses, which could have a material adverse effect on its financial condition and results of operations.
Cloudary Corporation has acquired from third parties all of its websites and two of its three offline publishing companies. Cloudary Corporation entered into acquisition agreements with the original shareholders or owners of these websites or businesses. Some of the acquisition agreements, including the agreements to acquire rongshuxia.com, xxsy.net, readnovel.com, tingbook.com and zubunet.com as well as two of Cloudary Corporation’s offline businesses Huawen and Zhongzhi, contain a general provision which calls for the parties, prior to or in the event of Cloudary Corporation’s initial public offering, to engage in good faith discussions and enter into new agreements under which the original shareholders can exchange their remaining interests in the acquired entities for shares or options to acquire shares of Cloudary Corporation. At the time these transactions were entered into, these provisions were intended to provide liquidity for the original shareholders with respect to their remaining interests in such websites or businesses in the event Cloudary Corporation’s shares become publicly listed. Because these provisions cannot be implemented without further details to be discussed and agreed upon by the parties, Cloudary Corporation is in the process of negotiating with these shareholders in order to allow them to exit in the future, either through the issuance of additional shares in exchange for their remaining interests or the cash purchase of their remaining interests. However, there is no assurance that Cloudary Corporation will be able to reach an agreement with all of the relevant original shareholders in a timely manner or on commercially reasonable terms or at all. To the extent that Cloudary Corporation is not able to reach an agreement or otherwise resolve the issue in a timely manner, we may face claims, disputes, litigations or other proceedings initiated by such shareholders against us. We may incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. In addition, as certain of the original shareholders remain the key employees of some of these entities including those who operate xxsy.net, tingbook.com and zubunet.com as well as two of Cloudary Corporation’s offline businesses, Huawen and Zhongzhi, failure to reach agreement with them could severely disrupt the business operations and financial performance of these entities. We could also face damages to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.
In the event Cloudary Corporation reaches agreement with any of the original shareholders, Cloudary Corporation may need to issue additional shares or pay cash to such shareholders in order to acquire their remaining interests, which will have dilutive impact to Cloudary Corporation’s existing shareholders or affect its net liquidity position. In addition, we believe, based on the advice of Cloudary Corporation’s PRC counsel, Jade & Fountain PRC Lawyers, the issuance of additional shares pursuant to the new agreements, if any, will not result in noncompliance with the Rules on Mergers with and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, because the M&A Rules do not specifically address such situation. Despite that, we and our PRC counsel cannot assure you that the relevant PRC regulatory authorities will not take a contrary view due to the lack of clear guidance on this point. If any PRC regulatory authority determines that the share swap arrangement Cloudary Corporation enters into is in violation of the M&A Rules, the share swap may not be completed and Cloudary Corporation may be subject to fines or penalties.

Cloudary Corporation’s business, financial condition, results of operations and cash flows may be materially and adversely affected if it is unable to efficiently manage its inventory and other risks with respect to its offline publishing business.
Cloudary Corporation must anticipate the marketability of its offline publications before selling them to readers. Due to the sales model that is generally adopted in the publishing business in China, Cloudary Corporation faces risks associated with having a relatively long selling and collection cycle for its offline publications that requires it to make significant resource commitments prior to realizing revenues. Under the agreements Cloudary Corporation typically enters into with chain and online bookstores and wholesalers, it is required to deliver the books with no or limited upfront payments from the bookstores and wholesalers. Cloudary Corporation delivers the books substantially on consignment basis and only receives payments from the bookstores and wholesalers based on sales orders confirmed by both parties. Therefore, its selling and collection cycle, which generally ranges from three to eight months depending on the internal management of the bookstores or wholesalers, is subject to many risks and delays over which it has little or no control, including readers’ preferences and the creditworthiness of the bookstores or wholesalers. In addition, under this business model, Cloudary Corporation also incurs increased inventory risks if the bookstores and wholesalers are unable to sell its books in a timely manner or return unsold publications to Cloudary Corporation. If Cloudary Corporation is unable to correctly predict demand for its books, it will be responsible for covering the cost of the books that it is unable to sell, and its financial condition and results of operations would be adversely affected.
Cloudary Corporation relies on the publishing licenses of third-party publishers for its offline publications. If such third-party publishers cease to cooperate with Cloudary Corporation on commercially acceptable terms or at all, or if the PRC regulatory authorities find such cooperation arrangements to be in violation of PRC laws and regulations governing the publishing industry, its offline business will be materially and adversely affected.
Under relevant PRC laws and regulations, only entities with a valid publishing license granted by the General Administration of Press and Publications, or the GAPP, are permitted to publish books or other publications in printed form in China. The GAPP ensures compliance with such laws and regulations through granting International Standard Book Numbers, or ISBNs, which are necessary for printing books in China, exclusively to those publishers that own publishing licenses. Such publishers are not allowed to sell or otherwise transfer their ISBNs to any third parties. Although Cloudary Corporation holds permits for marketing and distributing publications, it does not have a publishing license. Therefore, Cloudary Corporation has contracted with several qualified state-owned publishers to assist it in this aspect of the publishing process. Under these agreements, the stated-owned publishers are responsible for reviewing, applying for the necessary ISBNs for, and publishing, the books or other literary content submitted by Cloudary Corporation. If any of such publishers cease to cooperate with Cloudary Corporation on commercially acceptable terms or at all and it is not able to find a suitable alternative partner in a timely manner, it may lose significant business and its offline operations will be materially and adversely affected. Cloudary Corporation’s reliance on the cooperation arrangements with the state-owned publishers also subject it to the internal management and financial condition of such publishers. Due to the uncertainties in the interpretation and enforcement of PRC laws and regulations, we cannot assure you that the PRC regulatory authorities will not find such cooperation arrangements to be in violation of PRC laws and regulations governing the publishing industry. To the extent the PRC regulatory authorities find the cooperation arrangements with the state-owned publishers illegal, Cloudary Corporation may be required to suspend or cease its current offline business or may be subject to other penalties such as fines, which could amount to five to ten times the illegal gain. As a result, Cloudary Corporation’s revenues, business and results of operations would be materially and adversely affected.

Cloudary Corporation operates in a highly competitive market, and its competitors may have various advantages, including the ability to draw upon a greater depth and breadth of resources than those available to it. Cloudary Corporation’s failure to compete successfully in the market could have a material adverse effect on its business, financial condition and results of operations.
Cloudary Corporation faces formidable competition in every aspect of its business, and particularly from other companies that seek to provide platform services for literary content creation, consumption and distribution. Cloudary Corporation’s online business competes primarily with other online literature websites in China, such as zongheng.com, 17k.com and zhulang.com. It also competes with Internet portals that offer literary content, such as sina.com, sohu.com and qq.com. Cloudary Corporation competes with these companies for content, readers, authors, advertisers and distribution channels. Cloudary Corporation competes primarily on the basis of the breadth and depth of literary content offered, and services provided to authors, readers, advertisers and distribution channels. In offline publishing, Cloudary Corporation competes mainly with private publishing companies in China, such as Beijing Motie Book Co., Ltd., Thinkingdom Media Group Ltd. and Beijing Booky Publishing Inc. Cloudary Corporation competes with these companies for authors, readers and sales channels. As Cloudary Corporation further develops its platform, it competes with other digital content aggregators for content and distribution channels. Cloudary Corporation’s competitors may compete with it in a variety of ways, including by obtaining exclusive online, digital or offline distribution rights for popular literary content, attracting authors with more favorable contractual terms, conducting brand promotions and other marketing activities, adopting more aggressive pricing or inventory availability policies and making acquisitions. For example, some of Cloudary Corporation’s competitors have in the past offered aggressive compensation and contract terms to attract Cloudary Corporation’s contracted authors in order to expand their market shares. Such competition may significantly increase the market price for literary content, cause Cloudary Corporation to lose its existing or potential authors and therefore materially and adversely affect its business, financial condition and results of operations.
Cloudary Corporation may not be able to compete effectively against its competitors in all respects. In addition, certain online literature websites, digital content providers or offline publishers may continue to offer pirated content for free or at lower prices. As a result, readers may be diverted away from Cloudary Corporation’s platform. Further, as the online and mobile literature industries in China are constantly evolving, Cloudary Corporation’s current or future online and mobile literature competitors may compete more successfully as the industry matures. Furthermore, any of Cloudary Corporation’s current or future competitors may be acquired by, receive investments from or enter into other strategic or commercial relationships with larger, more established and better financed companies and therefore, obtain significantly greater financial, marketing and licensing and development resources than it does. If any of Cloudary Corporation’s competitors achieves greater market acceptance than it does or is able to offer more attractive literary content or to offer comparable literary content at lower cost, Cloudary Corporation’s users and market share may decrease, which may have a material adverse effect on its business, financial condition and results of operations.
Cloudary Corporation relies on chain and online bookstores and wholesalers for the sale of its offline publications.
Cloudary Corporation’s offline publications are marketed through chain and online bookstores and wholesalers. Cloudary Corporation delivers the books substantially on consignment basis and only receives payments from the bookstores and wholesalers based on sales orders confirmed by both parties. Cloudary Corporation has no control over the books once they are delivered to, and has limited control over ultimate retail sales by, the bookstores and wholesalers and the retail stores that they operate. Cloudary Corporation does not own any interest in any online or chain bookstore or wholesaler or the retail stores they operate and is not involved in their daily operating, financing or other activities. The bookstores and wholesalers are not contractually obligated to work with Cloudary Corporation on an exclusive basis. Cloudary Corporation’s dependence on chain bookstores and wholesalers increases their bargaining power and the need for it to maintain good relationships with them. If any bookstore or wholesaler ceases to cooperate with Cloudary Corporation for any reason and it is not able to find a suitable replacement in a timely manner, Cloudary Corporation may lose significant business. Cloudary Corporation’s dependence on chain bookstores and wholesalers also exposes it to risks associated with the internal management, financial condition and creditworthiness of such bookstores and wholesalers. To the extent that these chain bookstores and wholesalers significantly reduce their orders from Cloudary Corporation or are unable to pay Cloudary Corporation in a timely manner, or at all, due to the deterioration of their financial position or other reasons, Cloudary Corporation’s sales and revenues would be materially and adversely affected. In addition, Cloudary Corporation may have to offer volume-based discounts or more favorable credit terms to the bookstores and wholesalers in the future, which may lower its operating profit. As Cloudary Corporation relies to a large extent on the bookstores and wholesalers for the sale of its offline publications, Cloudary Corporation’s future growth will also depend on the performance of the bookstores and wholesalers and their ability to expand their business and sales networks. In addition, any consolidation, restructuring, reorganization or other ownership change in the bookstores and wholesalers may have a material adverse effect on Cloudary Corporation’s sales.

Cloudary Corporation generally enters into framework agreements with the chain bookstores and wholesalers for a term of one to two years, renewable unless otherwise terminated. There is no assurance that Cloudary Corporation will be able to renew such agreements on terms that are favorable to it, or at all. In addition, there is no assurance that one or more of these major chain bookstores and wholesalers will not breach their agreements or fail to comply with their obligations thereunder. In such event or events, Cloudary Corporation’s results of operations and cash flows may be materially and adversely affected.
Cloudary Corporation’s offline business depends on third-party delivery companies to deliver its publications, and their failure to provide high-quality delivery services to chain bookstores and wholesalers may materially and adversely affect Cloudary Corporation’s revenues, costs, inventory and profitability.
Cloudary Corporation engages third-party delivery service providers for the shipment and delivery of its offline publications to chain bookstores or wholesalers. Interruptions to or failures in these third parties’ delivery services could prevent the timely or successful delivery of Cloudary Corporation’s publications. These interruptions may be due to unforeseen events that are beyond Cloudary Corporation’s control or the control of these third-party delivery companies, such as inclement weather, natural disasters or labor unrest. If Cloudary Corporation’s publications are not delivered on time or are delivered in a damaged state, the bookstores or wholesalers may refuse to accept such publications and have less confidence in its operations. Cloudary Corporation’s operating expenses and inventory risks will increase if the publications are delivered after the sales season or are damaged, and the bookstores or wholesalers decide to return such publications. As a result, Cloudary Corporation’s financial condition and market reputation could suffer.
In addition, as local courier companies tend to be small companies with limited capital resources, they may be more likely to go bankrupt, close down or encounter financial difficulties, in which case Cloudary Corporation may not be able to retrieve its books in their possession, arrange for delivery of those books by an alternative carrier, receive the payments they collect for it, or hold them accountable for the losses they cause it. Although Cloudary Corporation is able to defer some of the payments due to the courier companies in order to cover the risks associated with potential damages or delay in the delivery, the courier companies may change this policy. Cloudary Corporation also expects gradual consolidation in the logistics industry, and Cloudary Corporation may experience disruption to its delivery network in areas covered by the companies undergoing acquisitions or integration, or Cloudary Corporation may experience difficulty in negotiating favorable terms with such companies. The occurrence of any of these problems, alone or together, could damage Cloudary Corporation’s reputation and materially and adversely affect its business and results of operations.
Risks Related to Our Other Businesses
The risk factors set forth below are believed to be important in that they may have a material impact upon the future financial performance of our other businesses. For more information on the contribution of those businesses to our company’s financial results, see “Item 5. Operating and Financial Review and Prospects.”

Hurray depends on China Mobile, China Unicom and China Telecom, the three principal telecommunications network operators in China, for the major portion of its revenue.
Hurray offers its services over mobile networks to consumers through the telecommunications operators. These principal operators service the major portion of China’s approximately 770 million mobile phone subscribers as of December 31, 2010, according to the 2010 Statistic Bulletin on National Telecommunication Industry issued by China’s Ministry of Industry and Information Technology, or the MIIT. Hurray’s agreements with these operators and their provincial affiliates are non-exclusive and have a limited term (generally one year for China Mobile and one or two years for China Unicom (Hong Kong) Limited, or China Unicom). Hurray usually renews these agreements or enters into new ones when the prior agreements expire, but occasionally the renewal or new agreements can be delayed by periods of one month or more.
If any of China Mobile, China Unicom or China Telecommunications Corporation, or China Telecom ceases to continue to cooperate with Hurray, it would be impossible to find appropriate replacement telecommunications operators with the requisite licenses and permits, infrastructure and customer base to offer Hurray’s wireless value-added services, or WVAS to customers of such telecommunications operator. Hurray derived approximately 53.0% of its combined wireless revenue from China Mobile, 20.8% from China Unicom, and 12.8% from China Telecom in 2010.
In addition, the PRC government has extensive involvement in determining the structure of the telecommunications industry in China. During the development of this industry, changes in government policy have resulted in major restructurings of the telecommunications operators, including the establishment of new operators and the combination of all or part of existing operators. In an effort to promote greater competition among the telecommunications operators and foster the development of 3G mobile networks, on May 24, 2008, the MIIT, the PRC National Development and Reform Commission, or the NDRC, and the PRC Ministry of Finance jointly issued the Notice on Strengthening the Reform of Telecommunications Systems, or the Telecommunications Notice, which aims to consolidate China’s existing telecommunications operators into three new telecommunications operators that can offer both mobile and fixed-line services. Under the Telecommunications Notice, China Mobile merged with China Railway Communication Co., Ltd., which operated a national fixed-line network, China Telecom acquired the Code Division Multiple Access (CDMA) wireless business and network from China Unicom, and China Unicom, which operates a Global System for Mobile communications (GSM) network and business, merged with China Netcom, which was principally a fixed-line operator. Due to the restructuring, Hurray’s services to China Telecom have increased and its services to China Unicom have decreased beginning from October 1, 2008, the date that China Telecom officially acquired the CDMA wireless business and network from China Unicom. On January 7, 2009, the MIIT issued 3G licenses to China Mobile, China Unicom and China Telecom. China Mobile operates the TD-SCDMA network, China’s self-developed 3G standard, China Unicom operates the WCDMA, a 3G standard originally developed in Europe, and China Telecom operates CDMA2000, a 3G standard originally developed in the U.S.
Any future significant restructuring of any segment of the telecommunications industry in China, including in particular China Mobile, China Unicom or China Telecom (which are collectively referred to hereinafter in this annual report on Form 20-F as the “telecommunications operators”) or any other telecommunications operators in China and the potential combination of the mobile operations of various telecommunications operators in China, could significantly affect Hurray’s relationships with these telecommunications operators. Due to Hurray’s reliance on the telecommunications operators for its WVAS, any loss or deterioration of its relationships with them, due to their own business decisions or government imposed restructurings, may result in severe disruptions to its business operations and the loss of a significant portion of revenue.
Hurray may not be able to successfully negotiate favorable terms with the telecommunications operators and their provincial affiliates.
Given the dominant market position of China Mobile, China Unicom and China Telecom, Hurray’s leverage with these telecommunications operators is limited in terms of negotiating agreements, resolving disputes or otherwise. In particular, its agreements with them can be terminated in advance, penalties may be imposed or other parts of its services may be suspended or terminated, and approval for its new services may be delayed for a variety of reasons which vary among the individual agreements with the telecommunications operators, including, for example, if Hurray breaches its obligations under the agreements, a high number of customer complaints are made about its services or it cannot satisfy the operational or financial performance criteria established by the applicable telecommunications operator.

Hurray may also be compelled to alter its agreements with these telecommunications operators in ways which adversely affect its business, such as by limiting the services it can offer or imposing other changes that limit the revenue it can derive from such agreements. In the past, telecommunications operators have entered into new contracts in certain provinces with service providers which change the share percentages it retained for customer payments. The percentage of the payments from customers received by service providers has been decreasing since 2006. Hurray may not be able to adequately respond to any such changes because it is not able to predict whether the telecommunications operators will unilaterally amend its contracts with them.
Unilateral changes in the policies of the MIIT and the telecommunications operators and in the enforcement of their policies have resulted in service suspensions and Hurray having to pay additional charges to the telecommunications operators.
The MIIT and the telecommunications operators have a wide range of policies and procedures regarding customer service, quality control and other aspects of the WVAS industry. As the industry has evolved over the last several years, the telecommunications operators have refined these policies to improve overall service quality and increase customer satisfaction. For example, in May 2007, China Mobile began the operational practice of displaying service fee reminders and seeking express confirmation prior to processing the wireless application protocol (“WAP”) page download requests of mobile phone users. China Mobile also began the practice of only including links to its own WVAS offerings on the embedded menus of certain mobile handsets with customized software for China Mobile users. In the past, such embedded menus featured links to all popular products offered on China Mobile’s networks, including Hurray’s products.
In August 2007, the MIIT introduced new policies regarding WVAS that mobile phone users subscribe to on a free trial basis. Service providers are required to notify such mobile phone users once the free trial period ends and must obtain confirmation from them prior to charging them for continued subscription to the services. Upon obtaining such confirmation, service providers are then required to notify mobile phone users of the exact pricing for such service and send billing reminders to them.
In November 2009, the telecommunication operators suspended the ability of their WAP service partners to charge for services in order to eradicate mobile pornography from their networks. The suspension applied to all telecommunication operators’ WAP service partners in China, regardless of its propensity to disseminate pornography. The telecommunication operators have not yet indicated how long their suspensions would last or whether they will expand the scope of such suspension. These have had adverse impact on Hurray’s business.
In addition, in the last several years, acting under the guidance of the MIIT, the telecommunications operators have been enforcing their customer service policies more rigorously than in the past and have initiated steps to improve customer service. This rigorous enforcement has resulted in a number of severe penalties imposed on Hurray and other participants in the market in recent years. Penalties have included precluding service providers from offering certain services over a mobile operator’s network or from offering new services for a fixed period.
Hurray may not be able to adequately respond to these or other developments in mobile operator policies, or changes in the manner in which such policies are enforced. Furthermore, because the telecommunications operators’ policies are in a state of fluctuation at this time and they are highly sensitive to customer complaints (even if the complaints have no merit), we cannot be certain that Hurray’s business activities will always be deemed in compliance with those policies despite its efforts to so comply. Accordingly, Hurray may be subject to monetary penalties or service suspensions or both, even for conduct which Hurray believed to be permissible. Any future noncompliance with the telecommunications operators’ policies by Hurray whether inadvertent or not, could result in a material and adverse effect on its revenue and profitability.

The telecommunications operators may impose higher service or network fees on Hurray for their own business purposes or if Hurray is unable to satisfy customer usage and other performance criteria.
Fees for Hurray’s WVAS are charged on a monthly subscription or per-use basis. As provided in its network service agreements, Hurray relies on the telecommunications operators for both billing of and collection from, mobile phone users of fees for its services. As noted above under “— Risks Related to Our Other Businesses — Hurray may not be able to successfully negotiate favorable terms with the telecommunications operators and their provincial affiliates,” Hurray’s negotiating leverage with the telecommunications operators is limited. As a result, the telecommunications operators could for their own business purposes unilaterally amend Hurray’s agreements with them to increase the service or network fees that they retain from the revenues generated by Hurray’s WVAS.
In addition, under these agreements, these service fees in some cases rise if Hurray fails to meet certain customer usage, revenues and other performance criteria. Moreover, for 2G services, to the extent that the number of messages sent by Hurray over networks of the telecommunications operators exceeds the number of messages its customers send to it, it must pay per message network fees. The number of messages sent by Hurray will exceed those sent by its users, for example, if a user sends Hurray a single message to order a game but Hurray in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that Hurray will be able to satisfy any performance criteria in the future or that the telecommunications operators will keep the criteria at their current levels. Any increase in the service or network fees of the telecommunications operators could reduce its gross margins.
The telecommunications operators may change their practices with regard to how service selections appear on their WAP portals.
The current practice of the telecommunications operators is generally to place the most popular WAP services at the top of the menu on the first page of the list of services available in each service category on their WAP portals. Services at the top of the menu are more accessible and therefore more frequently accessed than those services lower on the menu. This effectively reinforces the position of the most popular services. The placement of services on these menus creates significant competitive advantages for the top-ranked services and significant challenges for newer and less popular services. We believe that Hurray’s prominent position on the WAP portals of the telecommunications operators has historically helped Hurray maintain its position in the market. If any of the telecommunications operators changes its current practices so that the most popular services are not those that are the most accessible to customers, restricts the number or type of services a service provider is permitted to place on service menus or adopts new interface technologies that eliminate the current service menus, Hurray’s services could become more difficult for users to access and could, therefore, become less popular. In addition, China Mobile only includes links to its own WVAS offerings on the embedded menus of mobile handsets with customized software for China Mobile users while excluding links to products from third-party WVAS service providers such as Hurray. This practice has adversely affected Hurray’s revenues. If additional similar changes occur, they will likely materially and adversely affect the revenue from Hurray’s services.
Other Risks Related to Our Businesses
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
We have acquired a number of businesses in the past. We expect to continue to evaluate and enter into discussions regarding a wide array of potential strategic transactions to strengthen or supplement our core online interactive entertainment business. These transactions could be material to our financial condition and results of operations. Additionally, in line with our objective to improve our operating results, we may reorganize our business, including the disposition of certain assets and business units in order to allow management to focus on our core businesses. The process of integrating an acquired company, business, or technology or reorganizing has created, and will continue to create, unforeseen operating difficulties and expenditures. The areas where we face risks include:
•	implementation or remediation of controls, procedures and policies at the acquired company;
•	diversion of management time and focus from operating our business to acquisition integration challenges;
•	coordination of product, engineering and sales and marketing functions;
•	transition of operations, users and customers onto our existing platforms;

•	cultural challenges associated with integrating employees from the acquired company into our organization;
•	retention of employees from the businesses we acquire;
•	integration of the acquired company’s accounting, management information, human resource and other administrative systems;
•	liability for activities of the acquired company before and after the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;
•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former shareholders or other third parties;
•	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries; and
•	failure to successfully further develop the acquired business.
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
Videos, literary and other content displayed on our website or published by us may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.
The PRC government has adopted regulations governing Internet access and the distribution of videos, literary and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content or other licenses, the closure of the concerned websites and reputational harm. The website operator may also be held liable for such censored information displayed on or linked to their websites. In the event that the PRC regulatory authorities find the videos, literary content and other information on our websites or published by us objectionable or otherwise in violation of PRC laws or regulations, and impose penalties on us or take other administrative actions against us in the future, our business, results of operations and reputation may be materially and adversely affected.

For example, Ku6 and Cloudary Corporation allow their users to upload videos and literary content, either self-created or third-party-produced to their websites. Although both of them have adopted internal procedures to monitor the content displayed on their websites, due to the significant amount of content uploaded by their users they may not be able to identify all the content that may violate relevant laws and regulations. Failure to identify and prevent illegal or inappropriate content from being displayed on their websites may subject them to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our PRC entities’ liability as a website operator.
We may be subject to administrative actions by PRC regulatory authorities and other liabilities because of advertisements shown on our websites.
Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our websites to ensure that such content is true, accurate and in full compliance with applicable PRC laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to website posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from competent PRC regulatory authorities. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical product, PRC regulatory authorities may force us to terminate our advertising operation or even revoke our business licenses.
A majority of the advertisements shown on our websites are provided to us by advertising agencies on behalf of advertisers. While significant efforts have been made to ensure that the advertisements shown on our websites are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the PRC advertising laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.
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
Some of our employees were previously employed at other companies, including some of our current and potential competitors. To the extent these employees or any employees we may hire in the future are involved in research that is similar to the research that they performed at their former employers, our competitors may file lawsuits or initiate proceedings against us alleging that these employees violated the intellectual property rights, such as trade secret rights, of their former employers. Although we are not aware of any pending or threatened claims alleging these types of violations of intellectual property rights, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future entertainment content, which could be costly and divert financial and management resources.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.
We regard our copyrights, trademarks, service marks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business, whether owned by us or licensed to us, may adversely affect our business and reputation. In particular, piracy is a long-standing problem in China. Many websites in China attract user traffic by making pirated content available for free and derive advertising revenue from such pirated content. Online piracy, facilitated by Internet search engines, undermines the paid reading/playing model and has been the primary impediment to the greater development of China’s online industry.
We rely on copyright, trademark, trade secret and other intellectual property law, as well as noncompetition, confidentiality and license agreements with our employees, licensors, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. Despite our precautions, third parties may obtain and use intellectual property that we own or license without our consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights may materially and adversely affect our business.
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
If we fail to successfully adopt new technologies or adapt our websites and systems to user and customer requirements or emerging industry standards, our business, prospects and financial results may be materially and adversely affected.
To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our websites and our platform. The Internet and the online and mobile content industries are characterized by rapid technological evolution, changes in user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technologies and systems obsolete. For example, the number of people accessing the Internet via devices other than personal computers, including mobile phones and other hand-held devices, such as mobile tablets, has increased in recent years and is expected to continue to increase in the future. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, enhance our existing content offering and services, develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective licensors, users and advertisers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our websites, our platform and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to use new technologies effectively or adapt our websites, proprietary technologies and transaction-processing systems to user requirements or emerging industry standards. Our third-party partners may find our platform unsuitable for their business needs. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or user requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations would be materially adversely affected.

The proper functioning of our websites is essential to our online content business and any failure to maintain the satisfactory performance, security and integrity of such websites will materially and adversely affect our business, reputation, financial condition and results of operations.
The satisfactory performance, reliability and availability of our websites, our transaction-processing systems and our network infrastructure are critical to our success and our ability to attract and retain licensor and users and maintain adequate user service levels. Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure, including as a result of natural disasters such as earthquakes and floods, may cause significant harm to our reputation and our ability to retain existing and attract new licensors and other users. We maintain a distributed server network architecture with third-party service providers hosting servers in more than one hundred cities throughout China. We do not maintain full backup for our server network hardware.
Major risks involved in such network infrastructure include any breakdowns or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.
In the past, our server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third-party service providers. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer virus, hackings and similar events. Any network interruption or inadequacy that causes interruptions in the availability of our content or deterioration in the quality of access to our content could reduce our users’ satisfaction. In addition, any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations.
We have limited insurance coverage, which could have a material adverse effect on our financial condition and results of operations.
Unlike insurance companies in more developed markets, insurance companies in China currently offer a very limited range of insurance products. Other than property and casualty insurance for some of our assets and directors and officers insurance, we do not have insurance to cover our business or interruptions of our business, litigation or product liability. Furthermore, the cost of insuring against these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms generally make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to our property, litigation or business disruption may cause us to incur substantial costs and divert our resources, which could have a material adverse effect on our financial condition and results of operations.
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
We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are beyond our control. Significant fluctuations in our quarterly operating results could be caused by any of the factors identified in this section, including, but not limited to:
•	our ability to retain existing users, attract new users at a steady rate and maintain user satisfaction;
•	the announcement or introduction of, or updates to, our existing games and other entertainment content by us or our competitors;
•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;
•	governmental regulations;
•	seasonality effect for our business;
•	a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust to our users’ spending quickly;
•	the inability to direct the performance of our independent public subsidiaries, Shanda Games and Ku6;
•	the introduction and nationwide roll-out of the third-generation wireless telecommunications network in China; and
•	general economic conditions and economic conditions specific to the online entertainment industry and China.
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
We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (the “SEC” or the “Commission”), as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of such company’s internal control over financial reporting. Although our management and our independent registered public accounting firm concluded that our internal control over financial reporting was effective as of December 31, 2010, the management of Ku6, one of our consolidated PRC entities, conducted an evaluation of the effectiveness of Ku6’s internal control over financial reporting and concluded that Ku6’s internal control over financial reporting was not effective as of December 31, 2010 as a result of one identified material weakness in its internal control over financial reporting. Ku6’s independent registered public accounting firm audited the effectiveness of Ku6’s internal control and reported that its internal control over financial reporting was not effective as of December 31, 2010 as a result of the material weakness identified. The material weakness identified relates to the lack of sufficient competent accounting personnel with appropriate levels of accounting knowledge and experiences to address complex U.S. GAAP accounting issues and prepare financial statements and related disclosures under U.S. GAAP. Further, Ku6’s management concluded that, as of December 31, 2010, its disclosure controls and procedures were not effective because of this identified material weakness in its internal control over financial reporting.
If we fail to maintain the effectiveness of our internal control over financial reporting, we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

Risks Related to Regulation of the Internet and to Our Structure
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online service, including online billing and payment service, customer service, prepaid card distributions, user authentication and data support service and online culture industry, including online game, online literature and online video, we could be subject to severe penalties.
Foreign ownership of publishing and Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online content and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that operate Internet-based businesses. Specifically, foreign investors are not allowed to own any equity interests in any entity conducting an online culture, online and offline publishing, general distribution and improtation of books, newspapers and magazines, and publishing, production and import of audio-video products and electronic publications. Since we are a Cayman Islands company and therefore are a foreign or foreign-invested enterprise under PRC laws, neither we nor our PRC subsidiaries are eligible to hold a license to operate an Internet-based business in China. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our wholly owned PRC subsidiaries, our PRC operating companies and their respective shareholders. “Our PRC operating companies” refers to the Shengzhan entities, the Hongwen entities, the Bianfeng entities, Haofang, the Hurray, the Ku6 entities and the SDG entities. Our PRC operating companies hold the licenses that are essential to the operation of our business. See “Item 4B. Business Overview — Regulatory Matters —Regulation of Foreign Ownership Restriction in Value Added Telecommunications Industry.”
The contractual arrangements with our PRC operating companies and their respective shareholders enable us to exercise effective control over our PRC operating companies and their respective shareholders. We also have an exclusive option to purchase all or part of the equity interests in our PRC operating companies when and to the extent permitted by PRC laws. As a result of these contractual arrangements, we are considered the primary beneficiary of our PRC operating companies and consolidate the results of operations of our PRC operating companies in our financial statements.
In the opinion of our PRC counsel, Zhong Lun Law firm, in all material aspects, our current ownership structure, the ownership structure of our PRC subsidiaries and PRC operating companies and the contractual arrangements between our respective PRC subsidiaries, our PRC operating companies and their shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to the view of our PRC counsel. If we, our PRC subsidiaries or any of our PRC operating companies are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:
•	revoking the business licenses or operating licenses of our PRC subsidiaries or PRC operating companies;
•	discontinuing or restricting our operations in China, including shutting down our servers or blocking our websites or discontinuing or placing restrictions or onerous conditions on our operations;
•	confiscating our income or the income of our PRC subsidiaries or PRC operating companies;
•	requiring us to undergo a costly and disruptive restructuring such as forcing us to transfer our equity interest in our PRC subsidiaries to a domestic entity or invalidating the agreements that our PRC subsidiaries have has entered into with our PRC oeprating companies and their respective shareholders;
•	restricting or prohibiting our use of proceeds from public offering to finance our business and operations in China; or
•	taking other regulatory or enforcement actions, including levying fines, that could be harmful to our business.
Any of these actions could cause significant disruption to our business operations, including rendering us unable to (i) access cash and other assets of, (ii) exercise our ownership rights in, and (iii) consolidate our PRC operating companies and their respective subsidiaries, which would have a material adverse effect on the market price of our ADSs.

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
Pursuant to equity pledge agreements, the shareholders of our PRC operating companies have pledged their ordinary shares in our PRC operating companies to several of our PRC subsidiaries. According to the PRC Property Rights Law, which became effective October 1, 2007, a pledge is created only when such pledge is registered with the relevant Administration for Industry and Commerce. We have registered the equity pledges of the shareholders of Shanda Networking, Shanghai Shulong and Hongwen with the relevant Administration for Industry and Commerce. Ku6 is in the process of registering the equity pledges of the Ku6 VIEs with the relevant Administration for Industry and Commerce. However, all of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may be unable to exert effective control over our PRC operating companies, and our ability to conduct our business may be materially and adversely affected.
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
For example, the two shareholders of Shanda Networking, Tianqiao Chen and Danian Chen, are also our controlling shareholders. As a result, they may be able to cause the contractual arrangements they have entered into with us to be amended in a manner to maximize their interest, economically or otherwise, even if such amendment is contrary to the interest of our company and our other shareholders. Although our audit committee charter requires the approval of our audit committee, which is comprised of our independent directors, to make any amendment to these agreements, we cannot assure you that such mechanism will be effective in preventing such amendment. Furthermore, the shareholders of our PRC operating companies may breach their contracts with us if they believe such action furthers their own interest, or if they otherwise act in bad faith. In particular, the two shareholders of Shanghai Shulong, Dongxu Wang and Yingfeng Zhang and the two shareholders of Hongwen, Dongxu Wang and Mingfeng Chen are not our directors or principal shareholders. Therefore, they do not owe any fiduciary duty to our company and given that their economic stake in us is relatively small compared to their ownership interest in Shanghai Shulong and Hongwen, they may take actions that adversely affect us. If the shareholders of our PRC operating companies breach their contracts with us or otherwise have disputes with us, we may have to initiate legal proceedings, which involves significant uncertainty. Such disputes and proceedings may significantly disrupt our business operations, adversely affect our ability to control our PRC operating companies, and we cannot assure you that the outcome of such disputes and proceedings will be in our favor.

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
We also could face material and adverse tax consequences if the PRC tax authorities determine that our contracts with our PRC operating companies were not entered into based on arm’s length negotiations. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recorded by our PRC operating companies, which could adversely affect us by:
•	increasing our PRC operating companies’ tax liability without reducing our PRC subsidiaries’ tax liability, which could further result in late payment fees and other penalties to our PRC operating companies for underpaid taxes; or
•	limiting our PRC subsidiaries’ ability to maintain preferential tax treatments and government financial incentives, if the transfer pricing adjustment is significant.
As a result, any transfer pricing adjustment could have a material and adverse impact upon our financial condition.
Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries and our PRC operating companies, which could restrict our ability to act in response to changing market conditions and reallocate funds from one PRC entity to another in a timely manner.
We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC operating companies. We rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, including the funds necessary to allow us to pay dividends on the shares underlying our ADSs and the funds necessary to service any debt we may incur, or financing we may need for operations other than through our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries’ ability to pay dividends or make other distributions to the intermediate holding company and thus to us. We generate substantially all of our revenues through contractual arrangements with our PRC operating companies. However, PRC governmental authorities may require us to amend these contractual arrangements in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to us. Furthermore, PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and our PRC operating companies are restricted in their ability to transfer a portion of their net assets to us in the form of dividends or other distributions which restricted portion amounted to approximately RMB3,400.2 million (US$515.2 million), or 39.1%, of our total consolidated net assets as of December 31, 2010. Any limitation on the ability of our PRC subsidiaries and our PRC operating companies to transfer funds to us in the form of dividends or other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.
In addition, any transfer of funds from us to any of our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. Our PRC subsidiaries and operating companies are not permitted under PRC law to directly lend money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC subsidiaries and operating companies could restrict our ability to act in response to changing market conditions and reallocate funds from one PRC entity to another in a timely manner.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our company to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or otherwise materially and adversely affect us.
The State Administration of Foreign Exchange, or SAFE, has promulgated several regulations, including the Notice Concerning Foreign Exchange Controls on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005. These regulations and rules require PRC residents and corporate entities to register with, and obtain approval from, provincial SAFE branches in connection with their direct or indirect offshore investment activities. These regulations and rules apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.
Under Circular 75, a PRC resident who makes, or has previously made, a direct or indirect investment in an offshore company is required to register that investment. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the relevant provincial SAFE branch to reflect any material change with respect to the offshore company’s roundtrip investment, capital variation, merger, division, long-term equity or debt investment or creation of any security interest. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that offshore company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from contributing additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions.
We are committed to complying with and to ensuring that our shareholders who are subject to SAFE regulations file the necessary registrations and amendments required under Circular 75 and related rules. We have requested our relevant shareholders who are subject to SAFE regulations to make the necessary filings. However, we may not be fully informed of the identities of the beneficial owners of our company. There is no assurance that our shareholders and beneficial owners of our shares who are PRC residents can complete the necessary registrations and amendments under Circular 75 in a timely manner or at all, or will comply with the requirements under Circular 75 or other related rules in the future. A failure by any of our shareholders or beneficial owners of our shares who are PRC residents to comply with these regulations and rules could subject us to fines or legal sanctions, including restrictions on our PRC subsidiary’s ability to pay dividends or make distributions to, or obtain foreign currency-denominated loans from, us, as well as restrictions on our ability to increase our investment in China. As a result, our business and prospects, as well as our ability to distribute profits to you, could be materially and adversely affected.
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

Our PRC operating companies are required to obtain applicable permits or approvals from different regulatory authorities in order to provide their services. For example, an Internet content provider, or ICP, must obtain a value- added telecommunications business operation license, or ICP license, from the MIIT or its local offices in order to engage in any commercial operations online within China. An online game operator must also obtain an Internet culture operation license from the MOC, an Internet publishing license from the GAPP in order to distribute games and literary content through the Internet. SDG entities currently hold ICP licenses, the Internet culture operation licenses, and the Internet publishing licenses. We are in the process of applying for (i) the ICP licenses for five websites that are operated by Cloudary Corporation, (ii) the Internet transmission audio-visual program license for tingbook.com, and (iii) applying for the requisite Internet publishing license for all websites operated by Cloudary Corporation other than qidian.com. If any of our PRC operating companies fails to obtain or maintain any of the required permits or approvals or if our practice is later challenged by government authorities, they may also be subject to various penalties, including fines and the discontinuation of or restriction on our operations. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.
As the online entertainment industry is at an early stage of development in China, new laws and regulations may be adopted in the future to address new issues that arise from time to time. For example, in December 2009, different regulatory authorities may have different views regarding the licensing requirements for the operation of online entertainment and related businesses. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online entertainment industry and related businesses. While we believe that we comply with all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.
If we are required to comply with or are found to violate any laws or regulations governing virtual currency, prepaid card issuance and usage, online payment or money laundering, we may have to obtain additional licenses or approvals, be forced to change our current business practice, or be subject to certain penalties.
On April 16, 2009, the People’s Bank of China, or PBOC, issued a notice regarding the payment and clearance business carried out by non-financial institutions, or the PBOC Notice. The PBOC Notice required non-financial institutions which engage in payment and clearance business to register with PBOC before July 31, 2009. On June 14, 2010, the PBOC issued the Administrative Measures for the Payment Services Provided by Non-financial Institutions, or the PBOC Administrative Measures.According to the PBOC Administrative Measures, the payment services provided by non-financial institutions includes online payment, issuance and acceptance of prepaid cards, bankcard acquiring and other payment services as specified by the PBOC.The PBOC Administrative Measures required a non-financial institutions with providing payment services to obtain a license for payment business before September 1, 2011.
Because certain services currently provided by Shanda Online may be subject to the requirements of the PBOC Notice and the PBOC Administrative Measures, Shanghai Shengfutong Electronic Business Co. or Shengfutong, the wholly owned subsidiary of Shanda Online has registered with PBOC and has applied the license for payment business with PBOC and obtained the license already.
On June 4, 2009, the MOC and the Ministry of Commerce, or the MOFCOM, jointly issued a notice regarding strengthening online game virtual currency administration, or the Virtual Currency Notice. The Virtual Currency Notice requires enterprises which issue online game virtual currency (in the form of prepaid card, prepayment or prepaid card point) or provide online game virtual currency transaction services, to apply for approval from the MOC through its provincial branches within 3 months following the date of the Virtual Currency Notice. Any enterprises which fail to submit the application will be subject to sanctions. In addition, the Virtual Currency Notice regulates, among other items, the amount of virtual currency an enterprise can issue, the retention period of user record, the function of virtual currency, and the return of unused virtual currency upon termination of online services. The Virtual Currency Notice prohibits enterprises, which provide online game virtual currency transaction services, from providing transaction services to players under the age of 18. It also prohibits online game operators from awarding in-game items or virtual currency to players based on random selection through lucky draws, wagers or lotteries.

On June 3, 2010, the MOC issued Interim Measures for Online Games Administration, or the Online Game Measures, which became effective on August 1, 2010, aiming to further strengthen the MOC’s supervision of the online game industry, including the issuance and trade of virtual currency in online games. According to the Online Game Measures, a online game operator who issue the virtual currency must obtain a license for Internet culture operation from the MOC.
Our PRC operating companies which issue online game virtual currency or provide online game virtual currency transaction services have applied for and obtained the above mentioned approval or license for their online game virtual currency related businesses. If our current or future operations are found to violate the Virtual Currency Notice and Online Game Measures or any other related regulations, our business and financial condition, operation results and business prospects may be materially and adversely affected.
Negative publicity in China has resulted in additional government regulations directed at online entertainment.
The media in China has reported incidents of violent crimes allegedly provoked by, or committed in connection with, online entertainment, especially online games. In addition, there have been widespread negative media reports that focus on how online games are addictive, how excessive game playing could distract students and interfere with their education, and how online game platforms provide a virtual casino for the users. Certain non-governmental organizations may also organize protests or publicity campaigns against online game companies in order to protect youth from the risk of becoming addicted to certain online games. The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to such games, particularly by minors. In 2007, eight PRC government authorities, including the GAPP, the Ministry of Education and the MIIT, jointly issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue compliance system” in an effort to curb addiction to online games by minors. Under the anti-fatigue compliance system, three hours or less of continuous play is defined to be “healthy”, three to five hours is defined to be “fatiguing”, and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. It is unclear whether these restrictions would be expanded to apply to adult game players in the future. More stringent government regulations, including stricter anti-fatigue rules, could discourage game players from playing Shanda Games’ games, which could have a material adverse effect on our business, financial condition and results of operations.
In addition, the PRC State Administration of Taxation recently announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. However, it is currently unclear how the tax will be collected or if there will be any effect on Shanda Games’ game players or our business.
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
On September 28, 2009, the GAPP, together with two other government authorities, issued a circular ( Xin Chu Lian [2009] No. 13) which contains a similar provision to the MOC circular mentioned above. The GAPP circular also requires that, in the event of a change of the operator of an imported online game, the new operator must apply to the GAPP for a new approval for the same game, and the operation of the online game should be suspended until the GAPP approves the change in operator.

Shanda Games currently operates substantially all of its imported online games under import approvals granted by the MOC to Shanda Networking. Under the above mentioned circulars, Shanda Games may be required to reapply to the GAPP and the MOC for approvals for imported online games granted to any of its affiliates. Shanda Games is committed to complying with the requirements of these circulars. However, we cannot assure you that Shanda Games will succeed in obtaining all the approvals as required by these circulars in time or at all. If Shanda Games fails to comply with the requirements of these circulars or fails to obtain all the approvals for its imported online games, it may be subject to fines, revocation of its operating licenses, the discontinuation or restrictions on its operations and other sanctions that may be imposed by the GAPP and the MOC. As a result, our business, financial condition and results of operations could be materially and adversely affected.
The PRC government has tightened its regulation of Internet cafes, which are currently one of the primary venues for Shanda Games’ users to play online games.
Internet cafes are one of the primary places where Shanda Games’ games are played. In March 2001, the PRC government began tightening its regulation and supervision of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. The PRC government has also imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. In February 2004, the government agencies in charge of Internet cafe licensing jointly issued a notice suspending the issuance of new Internet cafe licenses for a period of six months. In February 2007, 14 PRC government departments jointly issued a circular to strengthen the regulation of Internet cafes and online games. According to the circular, local authorities were banned from issuing new Internet cafe licenses for the remainder of 2007. Since this ban was imposed in 2007, to our knowledge, local authorities have not issued new Internet cafe licenses and it is unclear when local authorities will be permitted to issue new licenses again. In March 2010, the Ministry of Culture issued a circular to increase the punishment on Internet cafes which allow minors to enter and use the Internet in their cafes. According to this circular, among other things, the authorities may revoke an Internet cafe’s Internet culture operation license if that Internet cafe allows three or more minors to enter and use Internet in its cafe at one time. Governmental authorities may from time to time impose stricter requirements, such as the customers’ age limit and hours of operation, among others, as a result of the occurrence and perception of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafes. Since a substantial portion of our users play our games in Internet cafes, any reduction in the number, or slowdown in the growth, of Internet cafes in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues and expand our game player base, thereby adversely affecting our results of operations and growth prospects.
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
If any content we offer were deemed to violate any such content restrictions, we would not obtain the GAPP approval, may not be able to continue such offerings and could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of our licenses for operating such online entertainment content, which would materially and adversely affect our business, financial condition and results of operations.
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

Due to our leading position in several Internet-related industries, we may be subject to claims under the PRC Anti-Monopoly Law.
China enacted the Anti-Monopoly Law, or the AML, which became effective on August 1, 2008. The AML prohibits certain monopolistic acts which result or could result in the elimination or restriction of competition, including without limitation, monopolistic agreements, abuse of dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition. We may be deemed to have a dominant market position in certain markets in which we operate by the relevant PRC regulatory authorities due to our current market share. For instance, according to the iResearch report, Cloudary Corporation accounted for a 71.5% of China’s online literature market in terms of revenues and 60.6% of the market in terms of user time spent in 2010. If we or any of our subsidiaries are deemed (i) to have a dominant market position and (ii) to have abused such dominant market position, the relevant PRC regulatory authority may, at its discretion, confiscate any illegal gains and impose a fine of 1% to 10% of our revenues in the preceding financial year and impose other penalties.
In addition, pursuant to the AML and the relevant regulations, when a concentration of businesses occurs and reaches certain thresholds, the relevant entity is required to receive pre-clearance of the Ministry of Commerce, or the MOFCOM. Otherwise, the MOFCOM may suspend the concentration, dispose of shares or assets, transfer the concentrated business or take any other necessary measures to restore the situation prior to the concentration. The relevant entity may also be held liable for a fine of up to RMB500,000 or any loss or damages to any person due to the consolidation. We and our subsidiaries have acquired various entities to grow our business and may continue to acquire or merge with other enterprises to maintain our and our subsidiaries’ leading position in their respective market. Complying with the requirements of the AML and the relevant regulations could make completion of our future acquisitions time-consuming, complex and difficult. There are uncertainties as to whether we will be able to obtain the pre-clearance of the MOFCOM for any acquisition that would trigger the AML. This could delay or hinder our ability to complete future acquisitions and impede our strategy to grow through acquisitions.
Risks Related to the People’s Republic of China
Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal conditions and developments in China.
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
The effect of the recent global financial crisis has persisted, with most of the world’s major economies remaining in recession in 2010. While there has been improvement in some areas, it is still unclear whether the recovery is sustainable. There are uncertainties over the impact of the proposed €110 billion bailout of Greece by the European Union and the International Monetary Fund and the impact this may have on the global economy. There is also considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including China’s. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, the global housing and mortgage markets and the European debt crisis have contributed to increased market volatility and diminished expectations for economic growth around the world. The grim economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels. The Chinese economy also faces challenges. The stimulus plans and other measures implemented by the Chinese government may not avert an economic downturn amid a severe and prolonged global economic recession. Any prolonged slowdown in the Chinese economy may have a negative impact on our business, operating results and financial condition in a number of ways. For example, our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.
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
On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the New EIT Law, as supplemented by various detailed implementation guidance, which became effective as of January 1, 2008. Under the New EIT Law, a preferential tax rate of 15% is applicable to enterprises that qualify as “high and new technology enterprises”, a status reassessed every three years. In addition, an enterprise is entitled to a 10% income tax rate for the year in which it is recognized as a “national key software enterprise”, a status reassessed every year. Shengqu, Shanda Computer, Shanda Networking, Bianfeng, Shanghai Shulong, Chengdu Aurora, Shanghai Holdfast Online Information Technology Co., Ltd., Chengdu Jisheng Technology Co., Ltd., or Chengdu Jisheng, were recognized as “high and new technology enterprises” in 2008 and are entitled to a 15% preferential income tax rate for the three-year period ending December 31, 2010. Lansha and Jinyou were also recognized as “high and new technology enterprises” in 2010 and were subject to a preferential tax rate of 15% in 2010. In addition, Shengqu also qualified as a national key software enterprise in 2008 and 2009, on December 31, 2008 and December 31, 2009, respectively. Accordingly, Shengqu was subject to a preferential income tax rate of 10% for 2008 and 2009. Shengqu lost its national key software enterprise status in 2010 and therefore was subject to the 15.0% income tax rate in 2010. Shanda Computer qualified as a national key software enterprise in 2010 and was subject to a preferential income tax rate of 10% in 2010. In April 2010, Shengji, as a software enterprise, has been granted a two-year income tax exemption followed by a three-year 50% tax reduction on its taxable income, which is effective retroactively from January 1, 2009. In May 2010, Chengdu Aurora also qualified as a “software development enterprise” and was granted a three year 50% tax reduction on its taxable income, which is effective retroactively from January 1, 2009. Accordingly, Shengji was subject to a preferential income tax rate of 0% in 2009 and 2010, and Chengdu Aurora was subject to a 12.5% preferential income tax rate in 2009 and 2010 respectively.

However, we cannot assure you that these enterprises will be able to maintain their status as “high and new technology enterprises” and/or “national key software enterprises.” If any of these enterprises that qualified as a “high and new technology enterprise” or a “national key software enterprise” fails to continue to qualify for such status, our income tax expenses would increase, which would have a material adverse effect on our net income and results of operations.
In 2008, 2009, and 2010, we received in aggregate government financial incentives of RMB62.3 million, RMB221.9 million and RMB272.9million (US$41.4 million), respectively, which were calculated with reference to taxable revenue and taxable income. To be eligible for the government financial incentives, we are required to continue to meet a number of financial and non-financial criteria and to be further subject to the discretion of the municipal governments. If we had not received these government financial incentives in 2008, our income before tax expenses, equity in loss of affiliated companies, non-controlling interests and redeemable preferred shares issued by a subsidiary would have been RMB1,460.1 million, a decrease of 4.1% from the reported amount. If we had not received these government financial incentives in 2009, our income before tax expenses, equity in loss of affiliated companies, non-controlling interests and redeemable preferred shares issued by a subsidiary would have been RMB2,039.0 million, a decrease of 9.8% from the reported amount. If we had not received these government financial incentives in 2010, our income before income tax expenses, equity in loss of affiliated companies, non-controlling interests and redeemable preferred shares issued by a subsidiary would have been RMB878.3 million (US$133.1 million), a decrease of 23.7% from the reported amount. As the receipt of these government financial incentives is subject to periodic time lags and inconsistent municipal government practice on payment times, for so long as we continue to receive these government financial incentives, our net income in a particular quarter may be higher or lower relative to other quarters based on the potentially uneven receipt by us of these government financial incentives in addition to any business or operating related factors we may otherwise experience. Moreover, the central government or municipal governments could determine at any time to eliminate or reduce these government financial incentives, generally with prospective effect. We cannot assure you that we will continue to enjoy these preferential tax treatments or government financial incentives in the future. The discontinuation or reduction of these preferential tax treatments or government financial incentives could materially and adversely affect our business, financial condition and results of operations.
We may be subject to PRC income tax on our worldwide income if we were considered a PRC “resident enterprise” under the New EIT Law.
Under the New EIT Law, and the Implementation Regulations to the PRC Enterprise Income Tax Law, or the New EIT Law Implementation Regulations, both effective from January 1, 2008, enterprises established outside of the PRC with “de facto management bodies” within the PRC are considered a “resident enterprise” and will be subject to enterprise income tax at the rate of 25% on their worldwide income. The New EIT Law Implementation Regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the production, operation, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in the PRC. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC group companies and not those controlled by PRC individuals or foreigners, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. A substantial majority of our senior management team is located in China. If we were considered to be a PRC “resident enterprise,” we would be subject to a PRC enterprise income tax at a rate of 25% on our worldwide income.
For additional details on the preferential tax status, see “Item 5. Operating and Financial Review and Prospects — Taxation — PRC Enterprise Income Tax” and “Item 10D. Exchange Controls.”

Although we are a Cayman Islands company and wholly own subsidiaries incorporated in Hong Kong, the PRC tax authorities may regard the main purpose of these Hong Kong entities as obtaining a lower withholding tax rate of 5%. As a result, the PRC tax authorities could levy a higher withholding tax rate to dividends received by our wholly owned subsidiaries incorporated in Hong Kong from our PRC subsidiaries. “Our PRC subsidiaries” refers to Shanda Computer, Shengting, Zhejiang Bianfeng, Grandpro, Beijing Hurray! Times Technology, the Ku6 PRC Subsidiaries and the SDG PRC subsidiaries. In addition, a substantial majority of the members of our management team are located in China. Under current PRC laws and regulations, it is also uncertain whether we would be deemed PRC tax resident enterprises under the New EIT Law. If we are deemed PRC tax resident enterprises, our global income will be subject to PRC enterprise income tax at the rate of 25%.
We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and ADSs may also be subject to PRC tax if we are treated as a PRC “resident enterprise.”
Pursuant to the New EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See “— We may be subject to PRC income tax on our worldwide income if we were considered a PRC ‘resident enterprise’ under the New EIT Law.” If we are so treated by the PRC tax authorities, we may be obligated to withhold PRC income tax on payments of dividends on our shares and ADSs to investors that are non-resident enterprises of the PRC because the dividends payable on our ordinary shares and ADSs may be regarded as being derived from sources within the PRC. The withholding tax rate would generally be 10% on dividends paid to non-resident enterprises. In addition, any gain realized by investors who are non-resident enterprises of the PRC from the transfer of our ordinary shares or ADSs may be regarded as being derived from sources within the PRC and be subject to a 10% PRC tax. See “Item 10E. Taxation — People’s Republic of China Taxation.”
Moreover, under the PRC Individual Income Tax Law, or IITL, if we are treated as a PRC resident enterprise, non-resident individual investors would be subject to PRC individual income tax at a rate of 20% on dividends paid to such investors and any capital gains realized from the transfer of our ordinary shares and ADSs if such dividends and gains are deemed income derived from sources within the PRC. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our ordinary shares or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. If we were considered a PRC resident enterprise and dividends we pay with respect to our ordinary shares and ADSs and the gains realized from the transfer of our ordinary shares and ADSs were considered income derived from sources within the PRC by relevant PRC tax authorities, such dividends and gains earned by non-resident individuals would also be subject to PRC tax at a rate of 20% except in the case of individuals that qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% rate will apply to dividends provided certain conditions are met. The foregoing PRC tax may reduce your investment return on our ordinary shares and ADSs and may also affect the price of our ordinary shares and ADSs.
The New EIT Law may affect the availability of preferential tax rates under the special tax arrangement between Hong Kong and mainland China on dividends and interest to be paid by our PRC subsidiary.
Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments and interest payments to foreign investors made by foreign-invested enterprises in China were exempt from PRC withholding tax. Under the New EIT Law, starting from 2008, dividends paid by a PRC foreign-invested enterprise to its immediate parent company outside China are subject to PRC withholding tax at rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% and interest withholding rate is reduced to 7% if a Hong Kong resident enterprise owns over 25% equity interest in the PRC company distributing the dividends or paying the interest. In October 2009, the SAT further issued the Circular on How to Interpret and Recognize the “beneficial owner” in Tax Agreements, or Circular 601, and certain other related rules. According to Circular 601, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. “Beneficial owners” are individuals, enterprises or other organizations that are normally engaged in substantive operations. These rules also set forth certain adverse factors to the recognition of a “beneficial owner.” Specifically, they expressly exclude a “conduit company,” or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, from being a “beneficial owner.” As a result, although our PRC subsidiaries are currently wholly owned by the respective Hong Kong subsidiaries, we may not be able to enjoy the applicable preferential withholding tax rate under the special tax arrangement and therefore be subject to withholding tax at a rate of 10% with respect to dividends and interest to be paid by our PRC subsidiaries to our respective Hong Kong subsidiaries.

There is a significant risk that we were a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2010 and may currently be a PFIC.
There is a significant risk that we were a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2010 and may currently be a PFIC. The determination of whether we are a PFIC is subject to uncertainty because it is not clear how the VIE agreements between the PRC operating companies and us will be treated for purposes of the PFIC rules, and because of the uncertainty with respect to the valuation of our assets as well as the uncertain characterization of our assets and income, including goodwill, for purposes of the PFIC rules. If we are or were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will be subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to additional reporting requirements. PFIC classification is tested annually, and our classification will therefore depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our shares and ADSs, which is subject to change. We cannot assure you that we were not a PFIC for 2010 or that we will not be a PFIC for 2011 or any future taxable year. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see the section entitled “Item 10E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”
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
Most of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in U.S. dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a more than 21% appreciation of the Renminbi against the U.S. dollar as of March 31, 2011. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. On the other hand, as most of our revenues are denominated in Renminbi, any potential future devaluation of the Renminbi against U.S. dollars could negatively impact our results of operations. Moreover, we have material monetary assets and liabilities denominated in U.S. dollars, which mainly consist of our bank deposits and the convertible notes. The fluctuation of foreign exchange rate affects the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, an appreciation of the Renminbi against U.S. dollars results in a foreign exchange loss for monetary assets denominated in U.S. dollars, and a foreign exchange gain for monetary liabilities denominated in U.S. dollars. On the contrary, a devaluation of the Renminbi against U.S. dollars results in a foreign exchange gain for monetary assets denominated in U.S. dollars, and a foreign exchange loss for monetary liabilities denominated in U.S. dollars. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge all or part of our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars. Conversely, an increase in the value of the Renminbi could increase our reported earnings in U.S. dollar terms without a fundamental change in our business or operating performance.
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
We may be subject to fines and legal sanctions if we or our Chinese employees fail to comply with PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.
On March 28, 2007, SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, or Notice 78. Under Notice 78, PRC individuals who participate in an employee stock option holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. We and our Chinese employees who have been granted restricted shares or stock options pursuant to our share incentive plan are subject to Notice 78 because we are an overseas listed company. However, in practice, there exist significant uncertainties with regard to the interpretation and implementation of Notice 78. We are committed to complying with the requirements of Notice 78. However, we cannot provide any assurance that we or our Chinese employees will be able to complete, qualify under, or obtain any registration required by Notice 78. In particular, if we and/or our Chinese employees fail to comply with the provisions of Notice 78, we and/or our Chinese employees may be subject to fines and legal sanctions imposed by SAFE or other PRC government authorities, as a result of which our business operations and employee option plans could be materially and adversely affected.

Risks Related to Our ADSs
As a result of Premium Lead Company Limited’s ownership of our ordinary shares, it will effectively control the outcome of shareholder actions in our company and may take actions that might not be beneficial to you as a holder of our ADSs.
As of December 31, 2010, Premium Lead Company Limited, or Premium Lead, whose beneficial owner is Tianqiao Chen, our chairman and chief executive officer, owned approximately 53.3% of our outstanding ordinary shares. Accordingly, Premium Lead has and is expected to maintain significant control over the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under equity incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Premium Lead could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding ordinary shares. Premium Lead’s voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, Premium Lead may approve a merger or consolidation of our company which may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to you in such an event.
The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering in May 2004, the sale prices of our ADSs on the NASDAQ Global Select Market ranged from US$10.58 to US$63.66 per ADS and the last reported sale price on June 28, 2011 was US$38.59.
Our ADS price may fluctuate in response to a number of events and factors, including among others:
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
The convertible notes bear interest at an annual rate of 2.0%, payable semiannually, and we in certain circumstances are obligated to pay additional interest. If a fundamental change occurs, holders of the convertible notes may require us to repurchase, for cash, all or a portion of their convertible notes. In addition, upon conversion of the convertible notes, we will pay the principal amount in cash. We used all of the net proceeds from the sale of the convertible notes, together with cash on hand, to repurchase US$175.0 million worth of our ADSs pursuant to an accelerated share repurchase program. We may not have sufficient funds for any required repurchase of the convertible notes or required payment of principal or interest, and we may have to obtain financing to make payments under the convertible notes. If we fail to pay interest or principal on the convertible notes or repurchase the convertible notes when required, we will be in default under the indenture governing the convertible notes.
Provisions of the convertible notes could discourage an acquisition of us by a third party.
Certain provisions of the convertible notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a “fundamental change,” holders of the convertible notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. We may also be required to issue additional shares upon conversion or provide for conversion into the acquirer’s capital stock in the event of certain fundamental changes.
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
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law, you may have less protection for your shareholder rights than you would under U.S. law.
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2011 Revision) and the common law of the Cayman Islands. The rights of our shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States, and provides significantly less protection to investors.
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
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Our business was founded in December 1999 when Tianqiao Chen and Danian Chen established Shanda Networking to develop and operate stame.com, an online virtual community. In the early stage of our development, we identified online games as an attractive media content segment with high growth potential and strong user interaction, and commercially launched Mir II, our first MMORPG in November 2001. In November 2003, we incorporated Shanda Interactive Entertainment Limited in the Cayman Islands. We completed our initial public offering of ADRs on the NASDAQ Global Market in May 2004. As a result of our financial performance, among others, we are currently listed on the NASDAQ Global Select Market.
Today, we are one of China’s leading interactive entertainment media companies. We offer a diversified entertainment content portfolio including, among other things, MMORPGs, advanced casual games and browser-based games without user-end software through Shanda Games, online (Internet and WVAS) and offline literature publication through Cloudary Corporation, a social network game community including, among others, online chess and board games, e-sports game platform and table game platform through Shanda Casual Community, WVAS and music through Hurray and online video through Ku6.
We offer an integrated service platform through Shanda Online, hosting a broad array of online entertainment content offered by ourselves or third-party content providers. Our integrated service platform offers a turnkey solution to distribute online entertainment content to our large and diversified user base.
The following information describes certain major developments in our history up to May 31, 2011.
•	In July 2004, we acquired Hangzhou Bianfeng Networking Co., Ltd., or Hangzhou Bianfeng, which operates an online chess and board games platform.

•	In September 2004, we acquired Shanghai Xuanting Entertainment Information Technology Co., Ltd., or Qidian, which operates qidian.com, an original online literature platform.

•	In May 2005, we acquired Shanghai Haofang Online Information Technology Co. Ltd., or Haofang, which operates a leading e-sports game platform in China.

•	In November 2005, we acquired Wenzhou Chuangjia Technology Co., Ltd., or Gametea, which operates an online chess and board games platform in China.

•	In August 2007, we acquired 50% of the equity interest in Jinjiang Literature City, or Jinjiang, which operates jjwxc.net, an original online literature platform.

•	In April 2008, we acquired 60% of the equity interest in hongxiu.com, or Hongxiu, which operates an original online literature platform of the same name.

•	In 2008, we commenced a reorganization. Specifically, we reorganized certain of our content businesses into Shanda Games, which develops, sources and manages intellectual property rights related to MMORPGs and advanced casual games; Cloudary Corporation (formerly known as Shanda Literature Corporation), which operates online literature platforms; and other online content businesses. In addition, we established Shanda Online, which operates an integrated service platform.

•	In September 2008, we issued US$175 million in aggregate principal amount of 2.0% senior convertible notes due 2011, or the Convertible Notes, pursuant to Rule144A under the Securities Act. All of the proceeds from the issuance of the Convertible Notes were used to repurchase our ADSs pursuant to an accelerated share repurchase program which we completed in March 2009.

•	In 2009, we established the Institute for Innovation and Technology, or IIT, to conduct research on and develop new technology, products and services.

•	In July 2009, we closed the tender offer of 52.6% of the outstanding shares of Hurray! Holding, Co., Ltd., or Hurray Holding (NASDAQ: HRAY), whose businesses include artist development, music production and offline distribution in China and distribution of music and music-related products such as ringtones, ring-back tones, and true tones, to mobile users in China through a wide range of WVAS platforms over mobile networks and through the Internet. We subsequently purchased a certain number of Hurray Holding shares from certain existing shareholders and through open market transactions.

•	In September 2009, Shanda Games completed its initial public offering of its ADSs on the NASDAQ Global Select Market.

•	In November 2009, we and Hunan TV established a joint venture, which plans to produce and distribute movies and television series, as well as engage in other related businesses such as agency services.

•	In January 2010, Hurray Holding acquired Ku6 Holding Limited, one of China’s leading online video portals.

•	In January 2010, Shanda Games acquired Goldcool, a Shanghai based online game developer and operator.

•	In January 2010, Shanda Games acquired Mochi Media, a leading platform for distributing and monetizing browser-based games worldwide.

•	In August 2010, we and Hurray Holding completed a series of asset transactions. Hurray Holding acquired 75% of an online audio business from us for a consideration of 415,384,615 newly issued ordinary shares of Hurray Holding and acquired the remaining 25% from a minority shareholder for a consideration of 138,461,539 newly issued ordinary shares of Hurray Holding. We acquired Hurray Holding’s recorded music and WVAS businesses for an aggregate consideration of US$37,243,904 in cash.

•	In August 2010, Hurray Holding changed its name from Hurray! Holding Co., Ltd. to Ku6 Media Co., Ltd.

•	In September 2010, Shanda Games established a joint venture with China Network Television, a national online broadcaster in China.

•	In September 2010, Shanda Games acquired Eyedentity Games, one of a leading online game development studio in Korea.

•	In September 2010, Shanda Games and Square Enix Co., Ltd. (Square Enix) announced a strategic partnership. The partnership started with an exclusive license in mainland China to FINAL FANTASY® XIV, an MMORPG and the latest installment of the FINAL FANTASY franchise.

•	In April 2011, we agreed to invest US$100,000,000 in Ku6 in the form of ordinary shares and senior convertible bonds.

•	In May 2011, Cloudary Corporation submitted a draft registration statement on Form F-1 to the SEC for a proposed initial public offering, subject to market condition.

•	In May 2011, our wholly owned subsidiary, Shanghai Shengfutong Electronic Business Co., Ltd, received a payment business license for non-financial institutions issued by the People’s Bank of China.
Our principal executive offices are located at 208 Juli Road, Pudong New Area, Shanghai 201203, China. Our telephone number is (86-21) 6058-8688. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
B. BUSINESS OVERVIEW
We are one of China’s leading interactive entertainment media companies, offering a broad array of entertainment content to a large and diversified user base through an integrated service platform. Our businesses include:
•	Shanda Games. Shanda Games offers MMORPGs and advanced casual games. Shanda Games also offers browser-based mini-casual games without user-end software through Mochi Media, Inc..

•	Cloudary Corporation. Cloudary Corporation provides literature and other publications offered through six original literature websites, wireless distribution and offline publications to a diversified user base. Cloudary Corporation also licenses certain copyrights of its proprietary literary content to gaming companies and TV and film studios.

•	Shanda Casual Community. Shanda Casual Community and its subsidiaries operate a social network game community, which includes online chess and board game platforms and e-sports game platform as well as table game platform.

•	Hurray. Hurray provides a wide range of WVAS to mobile users in China, including music, games, ringtones, pictures and animation, community, and other media and entertainment services. It is also engaged in artist development, music production and offline distribution in mainland China and Taiwan through several affiliates.

•	Ku6. Ku6 provides video information and entertainment services to viewers in China through two online brands Ku6 and Ku6 Theatre, and two online video websites, ku6.com and juchang.com. Its broad selection of online video content includes entertainment, sports, finance, fashion, technology, automobile, education and others.

•	Shanda Online. Shanda Online operates an integrated service platform which provides distribution, payment, customer service and other e-commerce services for online entertainment content.

•	Shanda Institute for Innovation and Technology (“Shanda IIT”). Shanda IIT conducts research and development in computer, portable devices, Internet, communications and other related technologies.
Shanda Games
Shanda Games, our majority-owned subsidiary, is one of China’s leading online game companies in terms of the size and diversity of its game portfolio. Its online game revenues and game player base are also among the largest in China. Through its extensive experience in the online game industry in China, Shanda Games has created a scalable approach to develop, source and operate online games, as well as license its games to third parties. Shanda Games uses multiple channels to assemble a large and diversified game portfolio of various genres. Shanda Games operates a nationwide, secure network to host hundreds of thousands of users playing simultaneously, and monitors and adjusts the game environment to optimize its game players’ experience.
Shanda Games develops and sources a broad array of game content through multiple channels, including in-house development, licensing, investment and acquisition and cooperation. Through these channels it has built a large, diversified game portfolio and a robust game pipeline. As of March 31, 2011, Shanda Games operated 28 MMORPGs and 6 advanced casual games. Some of its online games are also web games that Shanda Games categorizes as either MMORPGs or advanced casual games, rather than as a separate category of online games.

Each MMORPG creates an evolving virtual world within which game players can play and interact with one another simultaneously over the Internet. Because MMORPGs require a significant amount of players’ time and commitment to develop the skills and character attributes required to progress to the next level, MMORPGs tend to enhance the loyalty of the game players. Two MMORPGs, Mir II and Woool, generated a substantial portion of Shanda Games’ revenues for the fiscal year 2010.
Advanced casual games are generally less time-consuming and require less focus and attention than MMORPGs but possess certain elements of MMORPGs such as a story line, elaborate graphics, availability of virtual items and frequent interaction among game players. Advanced casual games are an important component of Shanda Games’ overall growth strategy as such games generally attract a broader range of demographic groups, as well as more home users, than MMORPGs.
In January 2010, Shanda Games acquired Mochi Media, Inc., a leading platform for distributing and monetizing browser-based games worldwide. Shanda Games offers browser-based mini-casual games without user-end software through Mochi Media.
In January 2010, Shanda Games acquired Goldcool, which operates numerous MMORPGs, including Hades Realm I and II, Zodiac Tales, and Dukes and Lords.
In September 2010, Shanda Games acquired Eyedentity Games, a Korea-based online game developer.
The following table sets forth certain information relating to the MMORPGs that Shanda Games operated as of March 31, 2011.

Visual
Game	Genre	Dimensions	Game Source	Launch Date
Mir II	Martial arts adventure	2D	License(1)	November 2001
Woool(2)	Martial arts adventure	2D	In-house	October 2003
The Sign	Martial arts adventure	3D	In-house	May 2004
The Age	Martial arts adventure	2D	In-house	June 2004
Magical Land	Fantasy	2D	In-house	July 2005
R.O.	Fantasy	2D	License	September 2005
Archlord	Fantasy	3D	License	July 2006
Latale	Side-scrolling combat	2D	In-house	April 2007
Fengyun Online	Martial arts adventure	3D	Acquisition	July 2007
World Hegemony	Strategy web game	2D	In-house	November 2007
Might & Hero	Strategy web game	2D	Investment	May 2008
Lineage	Fantasy	2D	License	June 2008
Lineage II	Fantasy	3D	License	June 2008
Tales of Dragons	Fantasy	2D	In-house	July 2008
A Thousand Years III	Martial arts adventure	2D	In-house	November 2008
AION	Fantasy	3D	License	April 2009
JX Online World	Martial arts adventure	2D	Cooperation	June 2009
Ghost Fighter Online	Side-scrolling action	3D	Investment	August 2009
Luvinia Online	Fantasy	3D	Acquisition	August 2009
ZU Online	Martial arts adventure	3D	Investment	August 2009
Yuyan Online	Martial arts adventure	2.5D(3)	Cooperation	September 2009
TS2 Online	Turn-based	2D	License	December 2009
Hades Realm	Martial arts adventure	2D	Acquisition	January 2010
Zodiac Tales	Turn-based	2D	Acquisition	January 2010
Dukes and Lords	Martial arts adventure	2D	Acquisition	January 2010
Dragon Nest	Action	3D	Acquisition	July 2010
JX3 Online	Martial arts adventure	3D	Cooperation	August 2010
Hades Realm II	Martial arts adventure	3D	Acquisition	November 2010

(1)	Shanda Games licenses Mir II from Actoz, which is its majority-owned subsidiary. While Actoz controls the licensing of Mir II in China, Shanda Games continues to classify Mir II as a licensed game because Actoz shares a portion of the ongoing licensing fees Shanda Games pays to Actoz with a third party that co-owns the intellectual property rights relating to the game.

(2)	Including Woool: Legend of Heroes and Woool:Raider of Gems,which are the sequels to Wool

(3)	2.5D refers to a game with 3D-rendered characters but a 2D game environment.

The following table sets forth, for the periods indicated, certain operating statistics for Shanda Games’ MMORPGs.

	For the Three Months Ended,
	March 31,	June 30,	September 30,	December 31,
	2010	2010	2010	2010
Quarterly active paying accounts (in thousands)(1)	9,578	9,608	9,191	9,464
Average monthly revenues per active paying account (in RMB)(2)	35.0	34.7	35.2	36.7

(1)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for Shanda Games’ MMORPGs operated in China during a given quarter.

(2)	Average monthly revenues per active paying account refers to Shanda Games’ revenues from the operation of MMORPGs in China during a given quarter divided by quarterly active paying accounts, further divided by three.
Advanced Casual Games
The following table sets forth certain information relating to the advanced casual games that Shanda Games operated as of March 31, 2011.

Game	Genre	Visual Dimensions	Game Source	Launch
BNB	Battle	2D	License	August 2003
GetAmped	Fighting	3D	License	May 2004
Maple Story	Side-scrolling combat	2D	License	August 2004
Crazy Kart	Racing	3D	In-house	March 2006
Kongfu Kids	Fighting	3D	In-house	June 2007
Tales Runner	Racing	3D	License	July 2007
The following table sets forth, for the periods indicated, certain operating statistics for Shanda Games’ advanced casual games.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2010	2010	2010	2010
Quarterly active paying accounts (in thousands)(1)	1,075	923	834	746
Average monthly revenues per active paying account (in RMB)(2)	28.6	25.3	30.5	27.7

(1)	Quarterly active paying accounts refers to the aggregate number of active paying accounts for Shanda Games’ advanced casual games operated in China during a given quarter.

(2)	Average monthly revenues per active paying account refers to Shanda Games’ online game revenues from the operation of advanced casual games in China during a given quarter divided by quarterly active paying accounts, further divided by three.

Some of Shanda Games’ online games are web games. Web games are played on a web browser and typically do not require any client-side software to be installed apart from the web browser. Shanda Games categorizes web games as either MMORPGs or advanced casual games, rather than as a separate category of online games. Mini-casual games without user-end software offered by Mochi Media are not included in the above tables.
Cloudary Corporation
We, through our wholly owned subsidiary Cloudary Corporation operate the largest online community-driven literary platform in China.
Cloudary Corporation’s platform comprises an expanding library of original and copyrighted third-party literary works and a large and highly engaged community of users with monetization opportunities across multiple media formats and devices, including six original literature websites covering a wide array of genres that attracted an aggregate average of over 69.0 million monthly unique visitors in the first quarter of 2011 and approximatele 1.3 million authors who have created over 5.2 million literary works. Each of Cloudary Corporation’s six websites has its own history, identity and style and has developed its own loyal user base. The six websites are:

Name	Highlights
Qidian.com	• Launched in 2002 and primarily attracts male readers between the ages of 19 and 35

• Pioneered the paid reading model, which has become a standard practice in China’s online literature industry

• As of March 31, 2011, top 10 titles attracted in the aggregate approximately 622.0 million page views and 8.0 million comments since they were first pasted

• Well-known for fantasy novels. Also offers wuxia, sci-fi, history and military fiction

Readnovel.com	• Launched in 2004 and primarily attracts readers below the age of 25

• Well-known for literary works on subjects concerning campus life

Hongxiu.com	• Launched in 1999 and primarily attracts white-collar female readers

Name	Highlights

•     One of its literary works, The Desolation of the Ancient Path at Yangguan, was selected as reading test material for China’s college entrance exam in 2008 and excerpted in Chinese textbooks for middle school students in Hong Kong published by Oxford University Press

• Well-known for romance, prose, poetry and short stories

Xs8.cn	• Launched in 2005

• Well-known for romance novels, and also offers horror and mystery fiction

Xxsy.net	• Launched in 2001 and primarily attracts female readers, especially housewives

• Well-known for literary works on subjects concerning contemporary life and fantasy

Rongshuxia.com	• Launched in 1997 and is the literature website with the longest operating history in mainland China

• Leading culture-driven online literature platform

• Well-known for book reviews written by professional reviewers and famous authors
Cloudary Corporation owns and operates another two websites, tingbook.com and zubunet.com, to offer audio book and digital magazine services to its customers.
Cloudary Corporation currently offers free as well as paid premium content. Cloudary Corporation generates revenues primarily by charging users for viewing paid content on its websites and using its community tools and through revenue-sharing arrangements with other distribution channel providers, including wireless carriers, such as China Mobile. Cloudary Corporation licenses certain content rights to online games companies and television and film studios and also sells advertisements on its websites. Cloudary Corporation generates revenues from its offline publishing business by selling books through chain and online bookstores and wholesalers.
Shanda Casual Community
We operate a social network game community mainly through Shanda Casual Community and its subsidiaries. Shanda Casual Community offers hundreds of online chess and board games, including card games, traditional Chinese chess, board games, as well as table games such as Sanguosha, etc. It also operates an e-sports game platform through its subsidiary Haofang, where users can connect their computers with other users’ computers through the Internet to form a virtual private network, or VPN, to play a personal computer game. Shanda Casual Community derives most of its revenues from sales of game-related virtual items and merchandise.
Hurray
Hurray currently derives most of its revenues from WVAS, which includes 2G services such as short message service, interactive voice response and ring back tone, and 2.5G services such as WAP, MMS, and Java™, each of which is available on the networks of China Mobile, China Unicom and China Telecom.

Hurray began offering music and artist agency services in late 2008, which services include discovering, developing and representing recording artists and promoting, selling and licensing their works through designated third parties.
Ku6
As one of the leading online video companies in China, Ku6 provides a comprehensive selection of unique and differentiated, premium licensed content, in-house developed content and user generated content, or UGC, on its websites. Through ku6.com, Ku6 offers news, reports, interactive entertainment programs, and also provides a video platform for sharing and watching user-generated content. Through juchang.com, Ku6 offers an array of copyrighted content, such as movies, television series and other video programs sourced from its global content partners. Ku6 also provides online audio advertising service in China through its controlled affiliate Yisheng. In 2010, Ku6 divested its wireless value-added services and recorded music businesses in order to better to focus on its online video business.
Ku6 currently derives substantially all of its revenues from online advertising services. Its advertising solutions present brand advertisers with opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet. Ku6’s online advertising customers include some of the world’s well-known brands. Its online advertising services include in-video, display, sponsorship and other forms. Ku6 sells its advertising services primarily through third-party advertising agencies.
Shanda Online
Shanda Online operates an integrated service platform which provides distribution, payment, customer service, and other e-commerce services for online entertainment content, including, among others, MMORPGs, advanced casual games, social network games, and online literature. Shanda Online provides such services to our internally developed and operated content as well as third-party content providers.
The service of Shanda Online’s platform include, among other things, digital content delivery, promotion-payment solutions and customer relationship management. Shanda Online’s platform has won a number of awards including “Best Call Center” from 2004 through 2010, “China’s Top 10 Most Influential Brands of Customer Services” in 2010, and “Best Online Service Innovation Award” in 2010.
As of March 31, 2011, 89 online third-party content developers and operators in China offered or have agreed to offer their content through Shanda Online’s service platform. We believe that these additional content offerings will help attract additional users to Shanda Online’s service platform.
Shanda Online is currently working to enhance and expand its infrastructure and its services, including, among other things, user-related services such as billing, authentication, registration, payment, promotion, customer service, content downloads; customer-related communications and community services, such as email, instant messaging, social networking services; and data mining services.
Shanda IIT
Shanda IIT is our innovation center that conducts cutting-edge research and development in computer, Internet, communications and other related technologies, including without limitation, cloud computing services, virtual reality, artificial intelligence, wireless Internet etc. Such new technologies will provide technical support for our business developments. During 2010, we have been able to apply certain research results to our business operation. For example, we launched Bambook, a proprietary e-reader product developed in-house by Shanda IIT and produced by one of our subsidiaries. Bambook has received positive market response and won numerous industry awards since its launch.

Competition
Shanda Games competes primarily with other online game developers and operators in China, including Changyou.com Limited, Giant Interactive Group, Inc., Kingsoft Corporation Limited, Kongzhong Corporation, NetDragon Websoft Inc., NetEase.com, Nineyou International Limited, Perfect World Co., Ltd., Tencent Holdings Limited and The9 Limited. Shanda Games also competes with other private companies in China devoted to game development or operation, many of which are backed by venture capital funds and international competitors. Competition may also come from international game developers and operators, such as Activision Blizzard, Inc., Electronic Arts Inc., NCSoft Corporation, Nexon Corporation and Webzen, Inc. Shanda Games competes primarily on the basis of the quality or features of its online games, its operational infrastructure and expertise, the strength of its product management approach, and the services it offers that enhance its game players’ experience.
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
Cloudary Corporation competes primarily with other online literature websites in China, such as zongheng.com, 17k.com and zhulang.com. Cloudary Corporation also competes with Internet portals offering literary content, such as sina.com, sohu.com and qq.com. Cloudary Corporation competes primarily on the basis of the breadth and quality of literary content offered, and services provided to authors, readers, advertisers and distribution channels. As Cloudary Corporation further develops its platform, it will compete with other digital content aggregators for content and access to distribution channels. In offline publishing, Cloudary Corporation competes mainly with private publishing companies in China, such as Beijing Motie Book Co., Ltd., Thinkingdom Media Group Ltd. and Beijing Booky Publishing Inc. Cloudary Corporation competes with these companies for authors, readers and sales channels.
Shanda Casual Community competes primarily with other social network game and e-sports game platforms such as ourgame.com and Tencent’s online chess and board game platform.
Hurray WVAS business competes primarily with other WVAS providers in China, including companies such as KongZhong, Linktone, Sina, Sohu, Tencent, Rock Mobile, A8 and China Mobile.
Ku6 faces competition from other major online video companies. Among the independent or “pure-play” online video sites, its major competitors in China include youku.com and tudou.com. Several large Chinese Internet companies, such as SINA Corporation, Baidu, Inc., Sohu.com Inc., Tencent Holdings Limited, NetEase.com and/or their affiliates, have launched online video websites. In addition, some of China’s TV networks, such as CCTV, Phoenix Satellite TV and Hunan Satellite TV, have launched their own video broadcasting websites. Ku6 also faces competition from Internet video streaming platforms based on the P2P technology, such as PPS and PPTV.
Certain international online video sites, such as YouTube and Hulu, have large content portfolios and high brand recognition, particularly among users outside China. Currently, YouTube is not accessible by viewers in China. If China lifts the restrictions, YouTube may become Ku6’s major competitor in China. Other international online video sites such as Hulu mainly target English-speaking viewers and not Chinese-speaking viewers. If such international online video sites begin targeting Chinese-speaking viewers, Ku6 will face increased competition.
Ku6 also competes with traditional advertising media, such as television, radio, newspapers and magazines, and major out-of-home media, such as billboards, for advertisers’ advertising budgets.
Shanda Online competes with different competitors in each of its service areas.

Intellectual Property and Proprietary Rights
We rely on copyright, trademark, patent, trade secret and other intellectual property law, as well as noncompetition, confidentiality and license agreements with our employees, suppliers, business partners and others to protect our intellectual property rights. Our employees are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. Despite these precautions, third parties may obtain and use intellectual property that we own or license without our consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.
While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered a number of domain names including but not limited to snda.com, sdo.com and shandagames.com.
As of March 31, 2011, we owned 278 software copyrights, each of which has been registered with the State Copyright Bureau of the PRC.
As of March 31, 2011, we owned 231 trademarks, each in various classes, each of which has been registered with the China Trademark Office, and had 291 trademark applications, each in various classes, pending with the China Trademark Office. We have also filed applications to register certain trademarks in a number of other jurisdictions, including Germany, Hong Kong, South Korea, the United States, India, Japan, Canada, Singapore, Vietnam and New Zealand.
As of March 31, 2011, we held 59 patents granted by the State Intellectual Property Office of the PRC and we had 215 patent applications pending with the State Intellectual Property Office. In addition, we held patents that have been granted by select jurisdictions outside of China, including the United States, Canada, Japan, the European Union, South Korea and Singapore.
Regulatory Matters
The online media and culture industry and Internet-based business in China are operated under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and the various ministries and agencies under its leadership. These ministries and agencies mainly include:
•	the Ministry of Industry and Information Technology, or the MIIT;

•	the Ministry of Culture, or the MOC;

•	the General Administration of Press and Publication, or the GAPP;

•	the State Copyright Bureau, or the SCB;

•	the State Administration for Industry and Commerce, or the SAIC;

•	the State Administration of Radio, Film and Television, or the SARFT;

•	the Ministry of Commerce, or the MOFCOM;

•	the State Council Information Office;

•	the People’s Bank of China;

•	the Ministry of Public Security; and

•	the Bureau of State Secrecy, or the SSB.

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.
Regulation of Foreign Ownership Restriction in Value Added Telecommunications Industry
Investment activities in China by foreign investors are mainly governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and amended from time to time jointly by the MOFOM and National Development and Reform Commission, or the NDRC. The Catalogue divides industries into three categories for foreign investment: encouraged, restricted and prohibited. Foreign investors are not allowed to invest in “prohibited” category of industries, which include the industries in which Shanda Games, Cloudary Corporation and Ku6 currently operate: online culture, online and offline publishing, general distribution and importation of books, newspapers and magazines, and publishing, production and import of audio-video products and electronic publications.
On December 11, 2001, the State Council promulgated the Regulations on Administration of Foreign-invested Telecommunication Enterprises, or the FITE Regulations, which were amended on September 10, 2008. According to the FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interest in any value-added telecommunications services, including ICP services. Moreover, foreign investors must obtain approvals of the MIIT and the MOFCOM or its competent local branches in order to become shareholders of domestic companies which are engaged in value-added telecommunication services.
On July 13, 2006, the MIIT issued Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT Circular. The MIIT Circular further strengthened the regulations over foreign investment in value-added telecommunication services, including prohibiting domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or requiring the domain names and trademarks used by any value-added telecommunication service providers to be held by either the holder of the ICP license or shareholders of such ICP license holder. If the ICP license holder fails to comply with the requirements in the MIIT Circular and cure such noncompliance within a specified period of time, the MIIT or its local branches have the discretion to take measures against such license holder, including revoking its ICP license.
To comply with these PRC laws and regulations, we operate our businesses in China through our VIEs, namely the SDG entities with respect to Shanda Games, Shanda Networking and the Shengzhan entities with respect to Shanda Online, the Hongwen entities with respect to Cloudary Corporation, Hurray with respect to Hurray Holding, Haofang and the Bianfong entities with respect to Shanda Casual Community and the Ku6 entities with respect to Ku6. However, owing to the lack of further necessary and definite interpretations from the PRC regulatory authorities, it remains unclear what impact these PRC laws and regulations will have on us or the other Chinese Internet companies that have adopted the same or similar corporate structures.
Each ICP license holder that engages in the supply and servicing of Internet cultural products, which include online games, must obtain an additional Internet culture operation license from the MOC and an Internet publishing license from the GAPP. SDG entities currently hold Internet publishing licenses. In addition, the GAPP and the MOC require us to submit for their review and approval any online games we would like to import. If we import games without approval, the GAPP and the MOC may impose penalties on us, including revoking our Internet culture operation license which is required for the operation of online games in China.
An Internet content provider that offers video and audio content, such as music and movies, is required to obtain a license from the SARFT. Shanda Networking and Ku6 currently hold such licenses.
The Ministry of Public Security imposes a license requirement for any company that intends to engage in the development and sale of computer and information system safety guard products. Shanda Networking holds a computer and information system safety guard products sales license issued by the Ministry of Public Security.

Regulation of Telecommunications and Internet Information Services
The telecommunication industry, including the Internet sector, is highly regulated in China. Regulations issued or implemented by the State Council, the Ministry of Industry and Information Technology (formerly known as the Ministry of Information Industry), or the MIIT, and other relevant regulatory authorities cover many aspects of operation of telecommunication and Internet information services.
On September 25, 2000, the State Council promulgated the PRC Telecommunications Regulations, or the Telecom Regulations, which categorize all telecommunication-related businesses in China into basic telecommunication business and value-added telecommunication business. The operation of value-added telecommunication business is subject to the examination by and approval of the MIIT or its provincial branches and requires a license, or the ICP license, which is granted by the MIIT or its provincial branches. In accordance with the “Catalog of Telecommunication Business,” an attachment to the Telecom Regulations and updated by the Notice on Adjusting the Catalog of Telecommunication Business issued by the MIIT and effective from April 1, 2003, Internet information services, or the ICP services, are designated as value-added telecommunication businesses.
On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. Under the Internet Measures, an ICP service provider is required to obtain an ICP license before engaging in any commercial ICP service operations in China and to conduct its ICP services within the approved business scope. After the ICP license is granted, the ICP service provider is required to display the license number in a conspicuous place on the homepage of its website and closely monitor its website in order to remove content that might be deemed “harmful,” which term is broadly defined by PRC laws. The Internet Measures further specify that an ICP service provider needs to obtain the prior approval from competent PRC regulatory authorities when its ICP services are related to, among other things, news, publication, education, medical and health care, pharmaceuticals and medical appliances. If a commercial ICP services provider fails to obtain the ICP license, the competent PRC regulatory authorities may levy fines, confiscate its income or even block its website.
Furthermore, on March 1, 2009, the MIIT promulgated the amended Administrative Measures on Telecommunications Business Operating License, or the Telecom License Measures, which became effective on April 10, 2009. The Telecom License Measures set forth more detailed provisions regarding the types of licenses required to operate the value-added telecommunication business, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. In addition, a commercial ICP service provider must conduct its business in accordance with the specifications as provided in detail in its ICP license. The ICP license is subject to annual review, the result of which will be conveyed to the SAIC or its local branches and become publicly available information.
Regulation of Internet Content, Information Security and Censorship
The PRC government has issued various laws and regulations governing the content and other information uploaded and disseminated over the Internet and in printed form. According to these laws and regulations, ICP services providers are required to monitor their websites from time to time and remove any inappropriate information or content. They must remove from their websites any such information or content that may be found objectionable or otherwise violate the PRC laws and regulations, including but not limited to any information or content that may (i) oppose the fundamental principles determined in the PRC Constitution; (ii) compromise state security, divulge state secrets, subvert state power or damage national unity; (iii) harm the dignity or interests of the state; (iv) incite ethnic hatred or racial discrimination or damage inter-ethnic unity; (v) sabotage China’s religious policy or propagate heretical teachings or feudal superstitions; (vi) disseminate rumors, disturb social order or social stability; (vii) propagate obscenity, pornography, gambling, violence, murder or fear or incite the commission of crimes; and (viii) insult or slander a third party or infringe upon the lawful rights and interests of a third party. In any such serious violation, the PRC regulatory authorities may shut down the websites, revoke the relevant ICP licenses or impose other penalties pursuant to applicable PRC laws.
Internet companies in China are also required to complete security filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the PRC Law on Preservation of State Secrets, which became effective on October 1, 2010, and was amended on April 29, 2011 requires an Internet service provider to discontinue disseminating any information it believes to leak state secrets and to report to the state security and public security authorities. Failure to do so on a timely and adequate basis may subject the Internet service provider to liability and certain penalties given by the SSB, the Ministry of Public Security and/or the MIIT or their respective local branches.

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
Regulation of Offline Publishing Channels and Distribution
The GAPP is responsible for supervising publishing activities in China. Under the Regulations on the Administration of Publication, effective on February 1, 2002 and amended on March 19, 2011, only entities with a valid publishing license granted by the GAPP are permitted to publish books or other publications in printed form in China. In addition, the Administration Provisions on Book Publishing, issued by the GAPP on February 21, 2008, require book publishers to obtain an International Standard Book Numbers, or ISBNs, from the GAPP for each book to be published by them. The application and grant of the ISBNs are highly restricted and only licensed publishers are able to apply for and obtain the ISBNs. Also, the sale or assignment of ISBNs is strictly prohibited. Since Cloudary Corporation currently does not have such publishing licenses, it enters into framework agreements with a few licensed state-owned publishers for its offline publishing business.
According to the Administrative Measures for the Publications Market, effective on September 1, 2003, as amended in June 2004, an entity engaging in the distribution, wholesale or retail, of books or other publications must obtain an approval and a permit from the competent GAPP authorities in order to distribute books or other publications in China.
Regulation of Internet Publication
On June 27, 2002, the GAPP and the MIIT jointly promulgated the Interim Administration Measures on Internet Publication, or the Internet Publication Measures, which became effective on August 1, 2002. Pursuant to the Internet Publication Measures, entities engaging in Internet publishing business are required to obtain the approval of and an Internet publishing license from the GAPP. “Internet publishing” is defined broadly and includes online dissemination of content created by ICP license holders or content that such ICP license holders select, edit and process and subsequently post on their websites or transmit to users via Internet for browsing, reading, using or downloading by the public. Such content may include books, newspapers, periodicals, audio-video products, electronic publications that have already been published or content that has been made public in other media formats or other literary or art content. Accordingly, we are required to obtain Internet publishing licenses for our online literature business. If we fail to obtain Internet publishing licenses, the relevant regulatory authorities may terminate our online literature business, levy fines or confiscate our income or our facilities or other resources used for our online literature business.
Furthermore, the Internet Publication Measures require an Internet publishing entity to have professional editorial personnel examine the content being published to ensure that it complies with applicable laws. Failure to do so may subject us to fines and other penalties.

Regulation of Online Transmission of Audiovisual Programs
On July 6, 2004, the SARFT promulgated the Rules for the Administration of Transmission of Audiovisual Programs Through Internet and Other Information Networks, or the Audiovisual Transmission Rules, which became effective on October 11, 2004. Under the Audiovisual Transmission Rules, an entity engaging in online transmission of audiovisual programs is required to obtain an Internet transmission audiovisual program license, with a term of two years, issued by the SARFT and to operate pursuant to such scope as provided in the license. Further, if entities engaging in activities of online transmission of audiovisual programs fail to obtain such license, they may be ordered to shut down their websites and may be subject to fines and penalty of confiscating illegal gain. According to the Audiovisual Transmission Rules, foreign invested enterprises are not allowed to conduct business transmitting audiovisual programs via Internet and other information networks.
On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Audiovisual Program Services, or Circular 56, which became effective as of January 31, 2008. Circular 56 requires all online audiovisual service providers to be either wholly state-owned or state-controlled. The PRC government subsequently clarified that online audiovisual service providers that commenced their operations prior to the issuance of Circular 56 may (i) register and continue to operate their businesses without becoming state-owned or state-controlled, and (ii) apply for the license so long as they satisfy certain requirements set forth in Circular 56, including, among others, no violation of the laws and regulations. Beijing Ku6 currently holds an Internet transmission audiovisual program license for its online video and music businesses and the validity period of such license is from June 2008 to June 2011.
Regulation of Online Cultural Activities
On May 10, 2003, the MOC promulgated the Provisional Measures for the Administration of Online Culture, or the Online Cultural Measures, which became effective on July 1, 2003 and subsequently amended on July 1, 2004 and on April 1, 2011 respectively. According to the Online Cultural Measures, ICP service providers engaging in “online cultural activities” shall obtain a permit from the provincial branches of the MOC. The term “online cultural activities” includes, among other things, dissemination of online cultural products (such as audiovisual products and gaming products) and import, publishing and broadcasting of Internet cultural products. Specifically, entities are required to obtain online culture operating permits from the provincial branches of the MOC if they intend to commercially engage in any of the following types of activities:(i) production, duplication, import, publishing or broadcasting of online cultural products; (ii) publishing of online cultural products on the Internet or transmission thereof via Internet or mobile telecommunication network to computers, fixed-line or mobile phones, television sets, gaming consoles or Internet cafés for the purpose of browsing, reviewing, using or downloading such products by online users; or (iii) exhibitions or contests related to online cultural products. Further, if ICP service providers engaging in online cultural activities fail to obtain such license, they may be ordered to shut down their websites and subject to fines and penalty of confiscating illegal gain.
Regulation of Advertising
The PRC laws and regulations governing the advertisements mainly include: (i) the PRC Advertisement Law, which was promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and took effect on February 1, 1995; (ii) the Administrative Regulations on Advertising, which were promulgated by the State Council on October 26, 1987 and became effective on December 1, 1987; (iii) the Implementing Rules on the Administrative Regulations for Advertisement, which were promulgated by the SAIC on November 30, 2004 and became effective on January 1, 2005; and (vi) the Administrative Measures on Advertising Operating License, which were promulgated by the SAIC on November 30, 2004 and became effective on January 1, 2005.
According to these laws and regulations, a PRC enterprise that engages in advertising activities must obtain from the SAIC or its local branches a business license that specifically authorizes such enterprise to operate the advertising business within permitted scope. Engaging in advertising activities without such license may subject the relevant entity to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. Currently, we conduct our advertising and related businesses primarily through our subsidiaries, Shanghai Shengyue Advertisement Co., Ltd., Ku6 Information and Tianjin Ku6, each of which is licensed to conduct these businesses.

The PRC advertising laws and regulations also prohibit advertisements from containing false or misleading information, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are obligated to monitor the advertising content to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. For that purpose, advertising operators and advertising distributors must review the supporting documents provided by advertisers and verify the content of the advertisements. In addition, where a special government review is required for specific types of advertisements prior to distributing advertisements, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, advertising distributors are obligated to confirm that such review has been performed and approval has been obtained from competent PRC regulatory authorities. Violation of these laws and regulations may subject the relevant entities to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical product, PRC regulatory authorities may force the advertising agencies or advertising distributors to terminate the advertising operation or even revoke their business licenses.
Regulation of Intellectual Property Rights
China has enacted various laws and regulations relating to protection of intellectual property rights, including copyrights, software, trademarks, patents, domain names and other forms of intellectual property. China is a signatory to some main international conventions on protection of intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.
Copyright. According to the Copyright Law, adopted in 1990 and amended in 2001 and 2010, and its implementing rules, publications and products disseminated over the Internet and software products are protected by the PRC laws and regulations. In addition, according to the Trial Measures of Voluntary Registration of Works, which became effective on January 1, 1995, copyright owners are encouraged, although not required, to register their copyrights with the NCAC or its local branches and receive written registration certificates.
In 2005 and 2006, the PRC regulatory authorities promulgated various rules and regulations to address copyright infringement issues related to content posted or disseminated over the Internet. Under these rules and regulations, an Internet service provider must promptly remove the infringing content after receiving notice from a legitimate copyright holder unless otherwise disputed by the provider of such alleged infringing content. Knowingly transmission of infringing content or failure to take remedial actions upon receipt of the relevant notice may subject the Internet service provider to administrative penalties, including confiscation of all income derived from the infringement activities, and fines.
Trademark. In accordance with the PRC Trademark Law, first promulgated on August 23, 1982, as amended on February 22, 1993 and October 27, 2001, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks in China. The Administration for Industry and Commerce has established a Trademark Review and Adjudication Board for resolving trademark disputes.
China has adopted a “first-to-file” principle for trademarks. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks remain valid for ten years from the date that registration is approved. A registrant may apply to renew a registration within six months prior to the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark will be deregistered. Renewed registrations remain valid for ten years.

Under the PRC Trademark Law, a registered trademark may be transferred between parties upon execution of a transfer agreement and approval and publication by the Trademark Office of the Administration for Industry and Commerce. A registered trademark may be licensed to other parties, and products making use of such licensed trademark must state the name of the licensees and production location of such products. The trademark license agreement must be filed for record-keeping purposes with the Trademark Office of the Administration for Industry and Commerce.
Patent. In accordance with the PRC Patent Law, first promulgated on March 12, 1984, as amended on September 4, 1992, August 25, 2000 and December 27, 2008, the State Intellectual Property Office is responsible for administering patents in the PRC. The patent administration departments at the provincial or municipal level are responsible for administering patents within their respective jurisdictions.
Under the PRC Patent Law, patents are grouped into three categories: inventions, utility models and designs. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. As with trademarks, the PRC patent system adopts a “first-to-file” principle, which means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. In addition, the PRC requires absolute novelty in order for an invention to be patentable. Under this requirement, any relevant written or oral publication, demonstration or use prior to filing a patent application may prevent an invention from being patented in the PRC. Patents for inventions remain valid for twenty years, and patents for utility models and designs remain valid for ten years, in each case from the filing date of the patent application. A patent application or patent right may be transferred between parties upon execution of a written agreement between the parties, which becomes effective upon registration with the State Intellectual Property Office.
Software Copyright. The computer software copyrights are under the protection of the PRC Copyright Law. The State Council and the NCAC have also promulgated various regulations relating to the protection of software copyrights, including the Regulations on Computer Software Protection, or the Software Regulations, promulgated on December 20, 2001 by the State Council, and the Measures on the Registration of Computer Software Copyright, promulgated on February, 20, 2002 by PRC National Copyright Administration. In accordance with these rules and regulations, a software copyright owner may apply for the registration of software at software registration institutions recognized by the National Copyright Administration. A registration certificate may serve as preliminary proof of the copyright ownership of a registrant. A software copyright of a legal person remains valid for a period of fifty years from the date of publication of such copyright.
On March 5, 2009, the MIIT issued the Administrative Measures on Software Products, or the Software Measures, which became effective on April 10, 2009, to strengthen the regulation of software products and to encourage the development of the PRC software industry. The Software Measures provide a registration and filing system with respect to software products made in or imported into the PRC. These software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry policies. The Software Measures forbid the development, production, sale, import and export of software products which infringe intellectual property rights of third parties, contain computer viruses, harm computer system security or contain content prohibited by PRC laws and regulations.
Domain Name. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, CNNIC issued the Measures on Domain Name Disputes Resolution and its implementing rules, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes.

Regulation of Music Production
The music industry, including the traditional record companies and the more recent digital music providers, is highly regulated in China. Laws and regulations issued or implemented by the National People’s Congress, or the NPC, the State Council, the SCB, the MOC, the MIIT and other relevant government authorities cover many aspects of the industry, including entry into the market, scope of permissible business activities, tariff policy and foreign investment.
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
Regulation of Artist Agency
The artist agency industry is highly regulated in China. Regulations issued or implemented by the State Council, the Ministry of Culture and other relevant government authorities cover many aspects of artist agency, including entry into the artist agency industry, the scope of permissible business activities, tariff policy and foreign investment. The Regulations for the Administration of Commercial Performances (2005), as revised in 2008, and its related Implementing Regulations (2009) are the primary governing law related to our artist agency services. These regulations set forth detailed requirements with respect to different aspects of commercial performances including live musical performances. Under the commercial performances regulations, commercial performances require a performance brokerage company to obtain a commercial performance license in order to provide intermediary, agency and brokerage for commercial performances. Foreign companies are prohibited from owning more than 49% of the total equity in such brokerage companies in China. In the event we host commercial performances, we are required to file an application with the culture administrative department at the county level of the place where the performances are hosted. Hurray! Digital Media has been granted a commercial performance license for commercial performances.
Regulations on Software Products
On October 27, 2000, the MIIT issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. On March 1, 2009, the MIIT issued amended Software Measures, which became effective on April 10, 2009. The Software Measures provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.
Regulations on Internet Medical and Health Information Services
On May 1, 2009, the Ministry of Health promulgated the revised Internet Medical Information Measures, which became effective on July 1, 2009. The revised Internet Medical Information Measures require an ICP operator engaging in providing medical and health information to Internet users (which, among others, includes the provision of such information through the health channel on the operator’s website) to obtain a permit from the relevant provincial counterpart of the Ministry of Health. Ku6 obtained the Certificate of Internet Medical Information Service from the Beijing Drug Administration On June 2, 2008.
Regulations on Internet Cafe Regulation
Internet cafes are required to obtain a license from the MOC and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafes, many Internet cafes distribute our virtual prepaid cards. The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafes, which are currently the primary venue for our users to play online games. In February 2004, the SAIC and other related government agencies issued a notice to suspend issuance of new Internet cafe licenses for a six-month period. In January 2007, 14 PRC government departments jointly issued a circular in connection with the strengthening of Internet cafe and online game administration. According to the circular, local authorities were banned from issuing new Internet cafe licenses for the remainder of 2007. In March 2010, the MOC issued a circular to increase the punishment on Internet cafes which allow minors to enter and use the Internet. Intensified government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and expand our customer base.
Regulations on Privacy Protection
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
Regulations on Antifatigue Compliance System and Real-name Registration System
In April 2007, the GAPP and several other governmental authorities issued a circular requiring the implementation of an antifatigue compliance system and a real-name registration system by all PRC online game operators to curb addictive online game playing by minors. Under the antifatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy”, three to five hours to be “fatiguing”, and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.
To identify whether a game player is a minor and thus subject to the antifatigue compliance system, a real-name registration system must be adopted to require online game players to register their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification.
Shanda Online has implemented an antifatigue compliance system and real-name registration system and provides antifatigue compliance services for us. Under this system, game players must use real identities to create accounts to enable us to identify which of our game players are minors and thus are subject to these regulations. For game players who do not register, we assume that they are minors.

Regulations on Payment and Clearance by Non-financial Institutions
On April 16, 2009, the PBOC issued a notice regarding the payment and clearance business carried out by non-financial institutions, or the PBOC Notice. The PBOC Notice required non-financial institutions which engage in payment and clearance business to register with PBOC before July 31, 2009. On June 14, 2010, the PBOC issued the Administrative Measures for the Payment Services Provided by Non-financial Institutions, or the PBOC Administrative Measures.According to the PBOC Administrative Measures, the payment services provided by non-financial institutions includes online payment, issuance and acceptance of prepaid cards, bankcard acquiring and other payment services as specified by the PBOC.The PBOC Administrative Measures required a non-financial institutions with providing payment services to obtain a license for payment business before September 1, 2011.
Because certain services currently provided by Shanda Online may be subject to the requirements of the PBOC Notice and the PBOC Administrative Measures, Shengfutong, the wholly owned subsidiary of Shanda Online has registered with PBOC and has applied the license for payment business with PBOC and already obtained the license.
Regulations on Virtual Currency
In January 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the issuance and use of virtual currency. To curtail online games that involve online gambling as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (i) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (ii) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (iii) bans the conversion of virtual currency into real currency or property and (iv) prohibits services that enable game players to transfer virtual currency to other players. In February 2007, 14 PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of Internet cafes and online games. Under the circular, the PBOC has authority to regulate virtual currency, including: (i) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (ii) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (iii) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price and (iv) banning the trading of virtual currency.
On June 4, 2009, the MOC and the MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice. The Virtual Currency Notice requires businesses that (i) issue online game virtual currency (in the form of prepaid cards and/or prepayment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for approval from the MOC through its provincial branches within three months following the date of such notice. The Virtual Currency Notice also prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including but not limited to warnings, mandatory corrective measures and fines.
According to the Virtual Currency Notice, an online game virtual currency transaction service provider refers to a business providing platform services with respect to trading of online game virtual currency among game users. The Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant e-commerce regulations issued by the MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by the MOFCOM on March 6, 2007, online platform services refer to trading services provided to online buyers and sellers through the computer information system operated by the service provider.
In addition, the Virtual Currency Notice regulates, among other things, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency, and the return of unused virtual currency upon termination of online services. It also prohibits online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. The Virtual Currency Notice also provides that game operators may not issue virtual currency to game players through means other than purchases with legal currency. Moreover, any businesses that do not provide online game virtual currency transaction services are required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players.

Shanda Games issue online game virtual currency to game players for them to purchase various virtual items to be used in our online games. We intend to comply with the Virtual Currency Notice. Shanghai Shulong, Chengdu Simo, Chengdu Aurora and Shanghai Hongli have obtained approval from the MOC for issuing online game virtual currency, as required under the Virtual Currency Notice. However, we cannot assure you that all of our PRC operating companies can obtain the approval in a timely manner or at all. Certain of our games contain features known as “treasure boxes.” Players may use “yuanbao,” a virtual item they obtain in the games, to acquire keys to open treasure boxes that, if opened, award the players with rewards, such as game points or virtual items. As no cash or virtual currency is directly paid by the players in opening treasure boxes, we believe that such feature is distinct from those prohibited by the Virtual Currency Notice. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours.
C. ORGANIZATIONAL STRUCTURE
We are a Cayman Islands exempted company and we conduct our operations in China primarily through our PRC subsidiaries. We and our PRC subsidiaries are foreign or foreign-invested enterprises under PRC law and accordingly are ineligible to apply for licenses to operate online culture products (including online games, online literature and online video) or to sell online advertising. In order to comply with foreign ownership restrictions, our businesses operate in the following manner:
•	Shanda Games operates its business in China through Shanghai Shulong, whose nominee shareholders are PRC citizens, and its subsidiaries.

•	We operate our literatary content business in China through Hongwen, whose nominee shareholders are PRC citizens, and its subsidiaries.

•	We operate our integrated service platform through Shanda Networking and Shengzhan entities whose nominee shareholders are PRC citizens.

•	We operate our online video business in China through Beijing Ku6, whose nominee shareholders are PRC citizens, and its subsidiaries.

•	We operate our WVAS business in China through the Hurray! Solutions, whose nominee shareholders are PRC citizens, and its subsidiaries.

•	We operate our social network game community through Hangzhou Bianfeng, whose nominee shareholders are PRC citizens, and its subsidiaries.
See “Item 5A. Operating Results — Critical Accounting Policies — Consolidation of Variable Interest Entities.”
Our PRC subsidiaries have entered into a series of contractual arrangements with our PRC operating companies and their respective shareholders, including contracts relating to options to purchase shares, pledges of shares, provision of exclusive consulting services and other services, powers of attorney, operation of business and other shareholder rights and corporate governance matters. As a result of these contractual arrangements, we are considered the primary beneficiary of our PRC operating entities, and accordingly we consolidate the results of operations of our PRC operating companies in our financial statements. However, none of us or our PRC subsidiaries owns the equity of our PRC operating companies, and, although we consolidate the results of our PRC operating companies in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations through our contractual arrangements with our PRC subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our PRC operating companies. These contractual agreements may only be amended with the approval of our audit committee or another independent body of our board of directors.

In addition, several of our PRC subsidiaries and our PRC operating companies have entered into operational agreements with our affiliates. For a description of these contractual arrangements, see “Item 7 Major Shareholders and Related Party Transactions.”
The following diagram illustrates our corporate structure as of March 31, 2011.

(1)	See definitions in the Introduction part.
D. PROPERTY, PLANTS AND EQUIPMENT
Our principal executive offices are located at No. 208 Juli Road, Pudong New Area, Shanghai 201203, PRC. We own an aggregate of 25,712.87 square meters of office place in Shanghai, including approximately 12,000 square meters leased to Shanda Games. We own 107,390 square meters of land in Shanghai. In November 2010, we successfully bid to acquire two parcels of land of 17,980 square meters and 48,730 square meters respectively in Shanghai. We have entered into land grant documents with respect to 49,118.40 square meters of land in May 2011. Currently we plan to develop a portion of these lands into office use space.
As of March 31, 2011, we occupied an aggregate of approximately 39,000 square meters of leased office space in a number of locations in China, excluding Shanda Games, Ku6 and Cloudary Corporation. We believe that our existing facilities are adequate for our current requirements.
Shanda Games leases its office space of approximately 12,000 square meters at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, from Shanda Interactive. In addition, Shanda Games occupy an aggregate of approximately 24,000 square meters of leased office space in Beijing, Shenzhen, Chengdu, Hangzhou, Wuhan and various other cities in China and Hong Kong, Singapore, U.S.A. and South Korea. As its workforce expands, Shanda Games may need to lease or purchase additional office space.
Ku6 lease an approximate total of 10,046 square meters of office space in Beijing, Shanghai, Guangzhou, Tianjin and Xi’an.

Cloudary Corporation leases approximately 2,179 square meters of office space in its headquarters at 35 Boxia Road, Pudong New Area, Shanghai 201203. In addition, Cloudary Corporation occupies an aggregate of approximately 6,729 square meters of leased office space in Shanghai, Beijing, Tianjin, Suzhou and various other cities in China.
Our servers are maintained at over 100 cities throughout China.

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F . This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3D. Risk Factors” or in other parts of this annual report on Form 20-F.
Overview
We are one of China’s leading interactive entertainment media companies, offering a broad array of entertainment content to a large and diversified user base and an integrated service platform. Our businesses include:
•	Shanda Games. Shanda Games offers MMORPGs and advanced casual games. Shanda Games also offers browser-based mini-casual games without user-end software through Mochi Media, Inc.

•	Cloudary Corporation. Cloudary Corporation provides literature and other publications offered through its six original literature websites, wireless distribution and offline publications to a diversified user base. Cloudary Corporation also licenses certain copyrights of its proprietary literary content to gaming companies and TV and film studios.

•	Shanda Casual Community. Shanda Casual Community and its subsidiaries operate a social network game community, which includes online chess and board game platforms and e-sports game platform as well as table game platform.

•	Hurray. Hurray provides a wide range of WVAS to mobile users in China, including music, games, ringtones, pictures and animation, community and other media and entertainment services. It is also engaged in artist development, music production and offline distribution in mainland China and Taiwan through several affiliates.

•	Ku6. Ku6 provides video information and entertainment services to viewers in China through two online brands Ku6 and Ku6 Theatre, and two online video websites, ku6.com and juchang.com. Its broad selection of online video content includes entertainment, sports, finance, fashion, technology, automobile, education and others.

•	Shanda Online. Shanda Online operates an integrated service platform that provides distribution, payment, customer service and other e-commerce services for online entertainment content.

•	Shanda IIT. Shanda IIT conducts technology research and development in computer, portable devices, Internet, communications and other related technologies.

Factors Affecting Results of Operations
Significant factors affecting our financial condition and results of operations include:
•	our ability to maintain and expand our user base and convert registered users to paying users;

•	the continued improvement of existing services and introduction of additional services that Shanda Online offers on its integrated service platform;

•	the willingness of content providers to offer their content through and the receptiveness of content providers to the services offered by Shanda Online’s integrated service platform;

•	the discounts offered for sales of our prepaid cards;

•	the ability to offer popular new online games and expansion packs for existing games, literary content and other interactive entertainment content;

•	the growth of the WVAS market in China and the ability to maintain good relationships with the telecommunications operators and to position related services on the WAP portals of the telecommunications operators;

•	the ability to develop recording artists, sustain a pipeline of new song releases and keep up with consumer music tastes;

•	the ability to attract advertisers and generate other revenues to offset the costs of acquiring copyrighted content;

•	the cost of researching, developing and marketing new products and content;

•	the future availability of preferential tax treatments and government financial incentives in China;

•	results of operations of the acquired companies and/or their consolidation in our financial statements;

•	the arrival of additional competitors into the markets of each of our businesses;

•	our ability to successfully grow through the identification and acquisition of complementary businesses on terms acceptable to us and our ability to successfully integrate acquired companies and realize synergies envisioned at the time of acquisition;

•	the effect of PRC regulations on the conduct of our operations; and

•	the growth of Internet and personal computer use and the popularity of these media as a source of entertainment.
A. OPERATING RESULTS
In 2008, we commenced a reorganization of our business. On June 27, 2008, our board of directors approved a master separation agreement, effective as of July 1, 2008, pursuant to which we transferred substantially all of our assets and liabilities related to the MMORPG and advanced casual game business to a newly-established legal entity, Shanda Games, and Shengqu transferred substantially all of its assets and liabilities unrelated to the MMORPG and advanced casual game business to Shanda Computer and our other entities. As a result of the Separation, Shanda Games develops, sources and manages intellectual property rights related to the MMORPGs and advanced casual games. In addition, we established Cloudary Corporation (formerly known as Shanda Literature Corporation) to operate our online literature platform and Shanda Online to operate our integrated service platform.
In June 2009, we entered into a tender offer agreement with Hurray! Holding, Co., Ltd., or Hurray Holding (NASDAQ: HRAY) which primarily engaged in artist development, music production and offline distribution in China and distribution of music and music-related products such as ringtones, ring-back tones, and true tones, to mobile users in China through a wide range of WVAS platforms over mobile networks and through the Internet. We subsequently purchased a certain number of Hurray Holding shares from certain existing shareholders and through open market transactions. We closed the tender offer for 52.6% of the outstanding shares of Hurray Holding in July 2009 and began consolidating the financial results of Hurray Holding in September 2009. Hurray Holding entered into the online video business through the acquisition of Ku6 Holding Limited in January 2010.
In May 2010, Hurray Holding sold all of its 51% interest in Beijing Huayi Brothers Music Co., Ltd. (which was acquired in 2009 as part of the acquisition of Hurray Holding) and its wholly owned subsidiary Beijing Huayi Brothers Music Broker Co., Ltd., or collectively referred to as “Huayi Music”, to Huayi Brothers Media Corporation. The disposal of Huayi Music was accounted for as a discontinued operation in accordance with U.S. GAAP in our consolidated financial statements.

In August 2010, we and Hurray Holding completed a series of asset transactions. Hurray Holding acquired 75% of an online audio business from us for a consideration of 415,384,615 newly issued ordinary shares of Hurray Holding and acquired the remaining 25% from a minority shareholder for a consideration of 138,461,539 newly issued ordinary shares of Hurray Holding. We acquired Hurray Holding’s recorded music and WVAS businesses for an aggregate consideration of US$37,243,904 in cash. These transactions are considered transactions between entities under common control. Therefore, the transactions are recorded on a carryover basis and any difference between the carrying value and the amount received or paid is recorded in shareholders’ equity. In August 2010, Hurray Holding changed its name from Hurray! Holding Co., Ltd. to Ku6 Media Co., Ltd. As of March 31, 2011, we owned an approximately 51.6% interest in Ku6.
As a result of the Separation and the acquisition of the video business in 2010, we have the following reporting segments as of December 31, 2010:
•	Shanda Games, which develops, sources and manages intellectual property rights relating to MMORPGs and advanced casual games and mini-casual games without user-end software;

•	Shanda Online, which operates an integrated service platform that provides distribution, payment, customer service and other e-commerce services for online entertainment content;

•	Ku6, which provides video information and entertainment services to viewers in China through two online brands Ku6 and Ku6 Theatre, and two online video websites, ku6.com and juchang.com; and

•	Other, which includes businesses involved in the literature business, the social network game community, the recorded music business, WVAS, the provision of management software to Internet cafes, etc.
Structure of Our Business Prior to the Reorganization
Prior to the Reorganization, in order to comply with certain foreign ownership restrictions of companies that provide Internet content services, we operated our MMORPG and advanced casual game business primarily through the Shanda Networking and its subsidiaries, our integrated service platform through Shanda Networking and our other businesses through other affiliated PRC entities. Shanda Networking and its shareholders were party to a series of contractual arrangements with Shengqu and Shanda Computer, respectively, pursuant to which we were considered the primary beneficiary of the Shanda Networking entities and consolidated the results of their operations in our financial statements.
Description of the Separation and Related Key Agreements
Effective as of July 1, 2008, we agreed to transfer all our assets and liabilities related to MMORPGs and advanced casual games to Shanda Games. In connection with the Separation, Shanda Games and Shanda Online entered into several operational agreements pursuant to which (i) Shengfutong is the exclusive sales agent of the SDG entities for a period of five years commencing on July 1, 2008 for the distribution of prepaid cards which can be used to access and play Shanda Games’ MMORPGs and advanced casual games on Shanda Online’s integrated service platform and (ii) Shanda Networking and Nanjing Shanda provide Shanda Games with certain online e-commerce platform services for a period of five years commencing on July 1, 2008.
In order to comply with PRC laws restricting foreign ownership in the online entertainment businesses in China, our PRC subsidiaries operate their businesses through our PRC operating companies. See “— Critical Accounting Policies — Consolidation of Variable Interest Entities.”

Selected Financial Information Regarding Business Segments
The segment information provided below has been prepared as if each reporting segment’s current corporate structure which separates our business into online games-related services and integrated service platform-related services had been in existence throughout the periods presented and as if the Separation had occurred as of the earliest period presented. Accordingly, for the period from January 1, 2008 to June 30, 2008, the information was prepared by combining the revenues and cost of revenues that were directly applicable to each reporting segment and for the period from July 1, 2008 to December 31, 2010, the information set forth below consists of the revenue and cost of revenues of each segment, including with respect to Shanda Games as a stand-alone entity subsequent to the Separation.

	Year Ended December 31, 2010
	Shanda Games	Shanda Online	Ku6	Others	Elimination	Total
	(RMB in millions)
Net revenues	4,504.7	1,024.4	109.3	1,029.7	(1,095.9)	5,572.2
Costs of revenues	(1,837.2)	(229.4)	(267.0)	(685.4)	865.5	(2,153.5)
Gross profit	2,667.5	795.0	(157.7)	344.3	(230.4)	3,418.7

	Year Ended December 31, 2009
	Shanda Games	Shanda Online	Others	Elimination	Total
	(RMB in millions)
Net revenues	4,806.7	1,066.1	519.1	(1,156.5)	5,235.4
Costs of revenues	(1,933.5)	(203.2)	(291.3)	950.4	(1,477.6)
Gross profit	2,873.2	862.9	227.8	(206.1)	3,757.8

	Year Ended December 31, 2008
	Shanda Games	Shanda Online		Others	Elimination	Total
	(RMB in millions)
Net revenues	3,376.8	784.1	(1)	268.2	(860.0)	3,569.1
Costs of revenues	(1,489.4)	(126.0)		(171.9)	766.8	(1,020.5)
Gross profit	1,887.4	658.1		96.3	(93.2)	2,548.6

(1)	Represents fees for certain technical services as calculated pursuant to contractual agreements entered into both prior to and in connection with the Separation. Therefore, net revenues in 2008 were calculated using these methods of calculating prior to and after the Separation, and net revenues for the years ended December 31, 2008, 2009 and 2010 may not be comparable.
Net Revenues
Shanda Games
Shanda Games derives substantially all of its revenues from the sale of in-game virtual items and game usage time for its MMORPGs and advanced casual games.
The following table sets forth, for the periods indicated, a breakdown of its net revenues into MMORPGs, advanced casual games and other revenues.

	For the Years Ended December 31,
	2008		2009		2010
		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(in millions, except percentages)
Net revenues:
MMORPGs revenues(1)	2,948.5	87.3%	4,422.1	92.0%	4,018.3	89.2%
Advanced casual game revenues(2)	355.8	10.5%	305.6	6.4%	300.6	6.7%
Other revenues (3)	72.5	2.2%	79.0	1.6%	185.8	4.1%

Total net revenues	3,376.8	100.0%	4,806.7	100.0%	4,504.7	100.0%

(1)	Represents net revenues generated from the operation of MMORPGs in China.

(2)	Represents net revenues generated from the operation of advanced casual games in China.

(3)	Represents net revenues generated primarily outside of China from game licensing, game operations, and advertising.

Shanda Games’ revenues from MMORPGs and advanced casual games are net of a sales discount. For the periods prior to the Separation, the sales discount represented the difference between the face value of the prepaid card and the price at which Shanda Games sold the prepaid card to distributors or to game players. For the periods subsequent to the Separation, the sales discount represents the difference between the face value of the prepaid cards and the price at which Shengfutong sells the prepaid cards to third-party distributors and retailers or directly to game players. Therefore, with respect to each prepaid card sold, the amount of revenues Shanda Games records depends on the sales discount at which Shengfutong sells the prepaid card. A smaller discount applied by Shengfutong will result in higher net revenues to Shanda Games. Notwithstanding the foregoing, with respect to each prepaid card sold, Shanda Games is guaranteed a fixed percentage of the face value of a prepaid card in revenues.
Shanda Games’ revenues are also net of the PRC business tax that its PRC operating companies pay on their gross revenues. The PRC business tax ranges from 3% to 5%.
Shanda Games operates games using one of two revenue models. For games operated using the item-based revenue model, the most significant factors that affect its revenues are (i) the number of active paying accounts and (ii) the range, number and pricing of virtual items available for sale. The number of active paying accounts for any given period is equal to the number of game player accounts that spend virtual currency at least once during a given period and includes accounts of game players who spend virtual currency in beta testing of its online games. Shanda Games’ quarterly active paying accounts are equal to the aggregate number of active paying accounts for online games during a given quarter.
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
Shanda Games’ online game business is subject to seasonality factors. Generally, Shanda Games’ game players spend more time playing its games in the first and third quarters of each year, which typically have more holidays, allowing more time for leisure activities, whereas the second and fourth quarters are generally slower as there are fewer holidays during those quarters.
Shanda Games’ other revenues consist of net revenues generated primarily outside of China from game licensing, game operations, and advertising. Shanda Games entered into licensing arrangements with overseas licensees to operate MMORPGs and advanced casual games in other countries or territories. In connection with these license agreements, Shanda Games generally receives an initial license fee and a monthly revenue-based royalty fee. The initial license fee is based on a fixed amount and recognized ratably over the term of the license. The royalty fee is generally calculated as a fixed percentage of the revenues generated by the licensee from operating the MMORPG or advanced casual game. Advertising revenues are derived from online advertising associated with the online games on Shanda Games’ platform.

Shanda Online
Shanda Online’s revenues primarily consist of revenues from distribution, payment, customer services and other related services offered to online entertainment content providers through its integrated service platform and end-to-end service solution package. Shanda Online charges a fee for these online value-added services. The fee is typically structured as a fixed portion of the face value of the prepaid card of the content provider, depending on the scope of services required by the content provider.
Prior to the Separation, service fees were incurred based on certain contractual arrangements entered into between both Shanda Computer and Shengqu and the Shanda Networking entities (the “Prior Contractual Arrangement”). After the Separation, Shanda Online began charging its content providers a service fee that is a fixed percentage of the portion of the face value of the prepaid cards that are consumed on the content providers’ content (the “Fixed Portion Arrangement”). Shanda Online’s net revenues in 2008 were prepared based on the combination of terms and conditions of the Prior Contractual Arrangement and the Fixed Portion Arrangement. In 2009 and 2010, the service fees paid to Shanda Online were based on the Fixed Portion Arrangement.
Shanda Online’s revenues are net of the PRC business tax that its PRC operating companies pay on their gross revenues. The PRC business tax ranges from 3% to 5%.
For the year ended December 31, 2010, most of Shanda Online’s revenues were generated from transactions with intra-group entities.
Ku6
Ku6 currently derives substantially all of its net revenues from online advertising services. Advertisers purchase its online advertising services primarily through third-party advertising agencies. As is customary in the advertising industry in China, Ku6 uses cash incentives in the form of rebates to third-party advertising agencies and recognizes revenues net of these rebates. Ku6 expects that its advertising service revenues will continue to be the primary source of revenues for the foreseeable future.
Others
In addition, we also generate revenues from:
•	operation and management of online literary content (i) by charging users for viewing paid content on literature websites and using community tools; (ii) through revenue-sharing agreements with other distribution channel providers, including e-readers and wireless carriers; and (iii) by licensing certain content rights;

•	operation and management of offline publishing businesses by selling books through chain and online bookstores and wholesalers;

•	operation of the social network game community via users’ virtual item consumption as well as VIP membership fees;

•	operation and management of recording artist development, music production, offline distribution and events organization;

•	operation of WVAS by providing personalized media, games, entertainment and communication services to mobile phone customers;

•	the provision of management software to Internet cafes via charging, on a monthly basis, a fixed rate per each 100 computers that install our management software;

•	advertising, sponsorship or a combination of both for our other businesses; and

•	sales of Bambook, Shanda IIT’s proprietary e-reader product

Revenues in Others are also net of the PRC business tax that related PRC operating companies pay on their gross revenues at a rate ranging from 3% to 5%.
Cost of revenues
Shanda Games
Shanda Games’ cost of revenues primarily consists of platform fees, upfront and ongoing licensing fees for its games and other miscellaneous expenses. The following table sets forth, for the periods indicated, a breakdown of Shanda Games’ cost of revenues by amount and percentage of its net revenues.

	For the Years Ended December 31,
	2008		2009		2010
		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(in millions, except percentages)
Net revenues of Shanda Games	3,376.8	100.0%	4,806.7	100.0%	4,504.7	100.0%
Cost of revenues:
Platform fees	864.9	25.6%	1,018.5	21.2%	909.8	20.2%
Upfront and ongoing licensing fees	520.9	15.4%	797.1	16.6%	730.3	16.2%
Others	103.6	3.1%	117.9	2.4%	197.1	4.4%
Total cost of revenues	1,489.4	44.1%	1,933.5	40.2%	1,837.2	40.8%

Gross profit/margin	1,887.4	55.9%	2,873.2	59.8%	2,667.5	59.2%

Platform fees. Platform fees consist of (i) costs related to various support services, including online billing and payment, user authentication, customer service, antifatigue compliance, prepaid card marketing and data support services, and (ii) other expenses related to server leasing expense, depreciation of purchased servers and equipment, server and equipment maintenance fees, and software rental fees. Platform fees constituted approximately 25.6%, 21.2% and 20.2% of Shanda Games’ net revenues in 2008, 2009 and 2010, respectively. Shanda Games expects its platform fees as a percentage of net revenues from MMOPRGs and advanced casual games in China to remain generally stable going forward because a substantial portion of platform fees is based on a fixed percentage of the portion of the face value of prepaid cards used in Shanda Games’ games.
Upfront and ongoing licensing fees. The cost of licensing games from third-party game content providers consists of upfront licensing fees, which are generally paid in several installments, and ongoing licensing fees, the majority of which are equal to a percentage of the revenues generated from the relevant licensed game and, in some circumstances, includes a minimum guarantee. Upfront licensing fees are amortized on a straight-line basis over the shorter of the licensed period and the useful economic life of the relevant licensed game. Amortization of upfront licensing fees and ongoing licensing fees for games represented approximately 15.4%, 16.6% and 16.2% of Shanda Games’ net revenues in 2008, 2009 and 2010, respectively. Shanda Games expects that its upfront and ongoing licensing fees as a percentage of net revenues will decrease slightly in 2011, as revenues generated from its self-owned games will increase.
Others. Other expenses include employee salary and welfare benefits, such as medical insurance, statutory housing contributions, unemployment insurance and pension benefits, for employees involved in the operation of online games, stock-based compensation for employees who operate games, revenue sharing with Mochi’s third party game developers and office expenses. Other expenses were approximately 3.1%, 2.4% and 4.4% of Shanda Games’ net revenues in 2008, 2009 and 2010, respectively.

Shanda Online
Shanda Online’s cost of revenues mainly consists of server and equipment utilization costs, salary and benefits, the cost of its customer loyalty program and other miscellaneous expenses.
Server and equipment utilization costs consist of server leasing expense, depreciation of purchased servers and equipment, server and equipment maintenance fees and software rental fees. Salary and benefits expense includes employee wages and welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits. Salary and benefits expense included in Shanda Online’s cost of revenue primarily relates to employees involved in the operation of its integrated service platform, including network maintenance, billing systems and its customer service center. To secure customers’ loyalty and further promote its services, Shanda Online provides customers with a customer loyalty program. This program allows customers to accumulate membership points that vary depending on the services rendered and fees paid. Customers may redeem these points for physical awards and virtual items. Shanda Online expects its cost of revenues to increase in 2011 as it makes more efforts to expand business and develop an integrated service platform.
Ku6
Ku6’s cost of revenues consists of Internet bandwidth costs, amortization and write-downs of licensed video copyrights, payroll costs associated with the platform operation and content, in-house developed content costs, depreciation expenses and other costs.
Internet bandwidth costs. Internet bandwidth costs are the fees that Ku6 pays to telecommunications carriers and other service providers for telecommunications services and for hosting its servers at their Internet data centers.
Amortization and write-downs of licensed video copyrights. The licensed video copyrights are carried at the lower of unamortized cost or net realizable value and are amortized over their respective licensing periods. Ku6 estimates the expected cash inflows that are directly attributed to the content licensed under the net realizable value approach. Ku6 writes down the carrying value of the licensed content to net realizable value if the estimated net future direct cash inflows from the licensed video copyrights over the licensing period are lower than the carrying value.
Payroll costs. Payroll costs consist of salaries and benefits for the platform and content operation personnel.
In-house developed content costs. In-house developed content costs represent costs related to the production of news, reports and interactive entertainment programs, but do not include any salaries and benefits paid to employees. Video production costs are capitalized, if meeting the capitalization criteria. During the year ended December 31, 2010, the video production costs did not meet the criteria for capitalization and as a result all the video production costs have been expensed as incurred.
Depreciation of servers and other equipment. Depreciation of servers and other equipment includes expenses that are directly related to Ku6’s business operations and technical support.
Others
Costs associated with our other businesses mainly include salary and benefits, the copyright licensing cost of literary works, publication cost and inventory write-downs associated with offline publishing, service and network fees paid to telecommunications service providers under network service agreements related to WVAS business, master CD production costs, artist and songwriter royalties, amortization costs for certain intangible assets in connection with acquisitions of certain companies, production costs of Bambook, depreciation expenses for servers and equipment, fees paid to Shanda Online related to various support services and other miscellaneous expenses.
Elimination
Elimination represents the intercompany transactions between the group companies, which are eliminated at the group level. It mainly includes transactions related to integrated platform services provided by Shanda Online to internally developed and operated content providers, such as Shanda Games, Cloudary Corporation, Shanda Casual Community and other intercompany transactions such as advertising services, sales of copyrights, sales of E-keys, property rental and management, Internet cafe technical services, upfront licensing fees and others.

Operating Expenses
Our operating expenses were RMB1,106.3 million, RMB1,713.4 million and RMB2,567.9 million (US$389.1 million) in 2008, 2009 and 2010, respectively. The following table sets forth a breakdown of our operating expenses by amount and percentage of our net revenues, for the periods indicated:

	For the Years Ended December 31,
	2008		2009		2010
		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(in millions, except percentages)
Net revenues	3,569.1	100.0%	5,235.4	100.0%	5,572.2	100.0%
Operating expenses:
Product development	274.6	7.7%	417.3	8.0%	683.4	12.3%
Sales and marketing	318.0	8.9%	516.9	9.9%	771.6	13.8%
General and administrative	513.7	14.4%	779.2	14.9%	1,112.9	20.0%
Total operating expenses	1,106.3	31.0%	1,713.4	32.7%	2,567.9	46.1%

Operating profit/margin	1,442.3	40.4%	2,044.4	39.0%	850.8	15.3%

Product development expenses. Our product development expenses primarily consist of salary and benefits expenses for product development personnel, outsourced product development expenses, amortization of software and depreciation of equipment related to product development activities, rental and management fees for office space, share-based compensation and other expenses attributable to our product development personnel. Product development expenses were 7.7%, 8.0% and 12.3% of our net revenues in 2008, 2009 and 2010, respectively. We expect our product development expenses to increase in 2011 as we continue to develop and upgrade content-related products and services as well as invest in the integrated service platform and other research and development activities.
Sales and marketing expenses. Our sales and marketing expenses primarily consist of promotion and advertising expenses for our online entertainment content and integrated service platform, salary and benefits expenses, share-based compensation and other expenses attributable to our sales and marketing personnel. Sales and marketing expenses were 8.9%, 9.9% and 13.8% of our net revenues in 2008, 2009 and 2010, respectively. We expect that our sales and marketing expenses will increase in 2011 as we continue to promote our entertainment content offerings and integrated service platform to attract more customers, enhance our sales and marketing efforts in our existing markets and expand into new markets.
General and administrative expenses. General and administrative expenses primarily consist of salary and benefits expenses for general management, finance and administrative personnel, professional service fees, business tax expense, rental and management fees for office space, share-based compensation and other expenses attributable to our general and administrative personnel. General and administrative expenses were 14.4%, 14.9% and 20.0% of our net revenues in 2008, 2009 and 2010, respectively. Our business tax expense primarily relates to services and licensing fees charged by our PRC subsidiaries to our PRC operating companies as well as intercompany transactions. We expect that general and administrative expenses will increase in 2011 due to increased expenses incurred by supporting functions as we continue to expand our businesses.

Other income, net
Other income, net, consists of interest income and other nonoperating income. We earn interest income mainly from the deposit of our cash balance with banks. Other nonoperating income primarily consists of government incentives. Due to the preferential treatments for qualified high technology companies in China and the incentive from local governments to encourage regional business development, certain of our PRC subsidiaries receive financial incentives from municipal governments that are calculated with reference to taxable income and revenues, as the case may be. The amount of the financial incentives and the timing to grant them are subject to determination by the government authorities. Upon receipt, these government financial incentives are recognized as other income in our statements of operations and comprehensive income in the F-pages. See “Other income, net” and note 8 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
In 2008, 2009 and 2010, we received aggregate government financial incentives of RMB62.3 million, RMB221.9 million and RMB272.9 million (US$41.4 million), respectively, from municipal governments. We need to meet a number of financial and non-financial criteria to be eligible for such government financial incentives in the future. Such financial and non-financial criteria generally include:
•	generating more than a minimum level of revenues from high technology related sales or services, determined as a percentage of total revenues;

•	employing more than a minimum number of employees in product development; and

•	expending more than a minimum amount on product development, determined as a percentage of total revenues.
Our continued qualification for the government financial incentives is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these financial incentives. Upon expiration of these government financial incentives, we will consider available options, in accordance with applicable law, that would enable us to qualify for additional government financial incentives to the extent that they are then available to us.
Taxation
Under the current laws of the Cayman Islands and the British Virgin Islands, neither Shanda Interactive Entertainment Limited nor Shanda Holdings Limited, our wholly owned subsidiary incorporated in the British Virgin Islands, is subject to tax on its income or capital gains. Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries in Hong Kong are subject to 16.5% income tax for the year ended December 31, 2008, 2009 and 2010 on their taxable income generated from operations in Hong Kong.
PRC Enterprise Income Tax
In March 2007, the PRC government enacted the PRC Enterprise Income Tax Law, or the New EIT Law, and promulgated the Implementing Regulations for the New EIT Law, both of which became effective on January 1, 2008. The New EIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. The New EIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%.
On April 14, 2008, the relevant PRC regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises,” which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, the relevant PRC regulatory authorities further clarified that entities that qualified as high and new technology enterprises under the old income tax laws and rules as of December 31, 2007 would be allowed to enjoy grandfathered treatment for the unexpired tax holidays, on the condition that they maintained their “high and new technology enterprise status” under the regulations released on April 14, 2008.
In December 2008, the relevant PRC regulatory authorities announced the recognition of certain of our subsidiaries and VIEs, including Shengqu, Shanda Computer, Shanda Networking, Hangzhou Bianfeng, Shanghai Shulong, Shanghai Holdfast Online Information Technology Co., Ltd., Chengdu Aurora Technology Development Co., Ltd. and Chengdu Jisheng Technology Co., Ltd. as high and new technology enterprises. Accordingly, these entities are entitled to a preferential tax rate of 15% for the years 2008, 2009 and 2010, subject to possible reassessment by the approval authorities. During the reassessment, the tax authority may suspend the implementation of the reduced 15% rate. These entities’ high and new technology enterprise certificate will expire in September through December of 2011. These subsidiaries and VIEs will apply for the extension of their respective high and new technology enterprise certificates prior to the expiration date and, if approved, each extended term will be three years. In 2010, two other VIEs, Lansha and Jinyou were recognized as high and new technology enterprises and are entitled to a preferential tax rate of 15% effective from the year 2010 for three years. In addition, Shengqu was also qualified as a national key software enterprise for the years 2008 and 2009. Accordingly, Shengqu was subject to a preferential income tax rate of 10% for the years 2008 and 2009. Shengqu did not qualify as a national key software enterprise in 2010 and was subject to a 15% income tax rate in 2010.

The New EIT Law also provides that “software enterprises” can enjoy an income tax exemption for two years beginning from their first profitable year and a 50% tax reduction for the subsequent three years. Shanda Computer is qualified as a software enterprise, which is effective retroactively since January 1, 2008. As informed by the relevant tax regulatory authorities, Shanda Computer is subject to a 0% income tax rate for the full year 2008 and a 50% reduction to the applicable tax rate from 2009 to 2011, which resulted in a reduced rate of 10% in 2009. Shanda Computer also qualified as a national key software enterprise and was subject to a preferential income tax rate of 10% for the year 2010. In April 2010, Shengji, as a software enterprise, has been granted a two-year income tax exemption followed by a three-year 50% tax reduction on its taxable income, which is effective retroactively from January 1, 2009. In May 2010, Chengdu Aurora also qualified as a “software development enterprise” and was granted a three-year 50% tax reduction on its taxable income, which is effective retroactively from January 1, 2009. Accordingly, Shengji was subject to a preferential income tax rate of 0% for the years 2009 and 2010, and Chengdu Aurora was subject to a 12.5% preferential income tax rate for the years 2009 and 2010, respectively.
We cannot assure you that we will continue to enjoy these preferential tax treatments in the future.
As required by the New EIT Law, the profits of a foreign invested enterprise earned in 2008 and onwards that are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. A lower withholding tax rate will be applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. Holding companies in Hong Kong that own more than 25% of the shares or equity interest in a domestic PRC company, for example, will be subject to a 5% withholding tax rate. We accrued a withholding tax of RMB60.0 million and RMB69.6 million as of December 31, 2008 and 2009, respectively, based on the 5% withholding tax rate on the profits our PRC subsidiaries distributed to their immediate holding companies in Hong Kong. No withholding tax was accrued from profit distribution in 2010.
Equity in Losses of Affiliated Companies
We record our investment in affiliates under the equity method of accounting, and the losses of the affiliates are presented as “Equity in losses of affiliated companies” on the statements of operations and comprehensive income in the F-pages.
Income (loss) from discontinued operations, net of tax
In May 2010, Hurray Holding sold Beijing Huayi Brothers Music Co., Ltd. including its wholly owned subsidiary Beijing Huayi Brothers Music Broker Co., Ltd., or collectively referred to as Huayi Music, to Huayi Brothers Media Corporation, or Huayi Media. According to ASC 205, the effect of discontinued operations has been accounted for retroactively in the consolidated statement of operations for all the periods presented herein.
Non-Controlling Interest and Redeemable Preferred Shares Issued by a Subsidiary
Non-controlling interest, or NCI is the portion of economic interest in Shanda Interactive’s majority-owned subsidiaries and VIEs that is not attributable, directly or indirectly, to us. On September 25, 2009, Shanda Games completed its initial public offering on the NASDAQ Global Select Market. As of March 31, 2011, we held 71.9% of the combined total of Shanda Games’ outstanding Class A and Class B ordinary shares. As a result, we continue to consolidate Shanda Games but recognize non-controlling interest reflecting the shares held by shareholders other than us.

In June 2009, we entered into a tender offer agreement with Hurray! Holding, Co., Ltd., or Hurray Holding (NASDAQ: HRAY). We closed the tender offer of 52.6% of the outstanding shares of Hurray Holding in July 2009, and we began consolidating the financial results of Hurray Holding in September 2009. Hurray Holding entered the online video business through the acquisition of Ku6 Holding Limited in January 2010.
In August 2010, we and Hurray Holding completed a series of asset transactions. Hurray Holding acquired an online audio business from us and a minority shareholder and we acquired Hurray Holding’s recorded music and WVAS businesses. These transactions are considered transactions between entities under common control. Meanwhile, Hurray Holding changed its name from Hurray! Holding Co., Ltd. to Ku6 Media Co., Ltd.. As of March 31, 2011, we held approximately 51.6% of the equity interest in Ku6. Currently, the NCI in our consolidated financial statements mainly consists of NCI of Shanda Games and Ku6.
In 2008, Grandpro Technology Limited, or Grandpro, our subsidiary, entered into a series of agreements with Intel Capital Corporation, Shanghai International Shanghai Growth Investment Limited, CCIB SPC-Asia Pacific Small and Mid Cap Companies Segregated Portfolio, UG SPC-Asean Plus Three Segregated Portfolio, CCIB Opportunity Income Growth Fund, Huitung Investments (BVI) Limited and Google.Inc (collectively referred to as the “Investors”) to issue 9,600,000 series A Preferred Shares and 10,000,000 Series A-1 Preferred Shares to the Investors for a total consideration of US$19.6 million (equivalent to RMB 141,142,984). The par value of each preferred share is US$0.0001. The preferred shares are redeemable at the option of the Investors and as such are presented as mezzanine equity on the balance sheets and such amount is accreted to the redemption value from the issuance date to the redemption date. The accretion is included as a component of net income attributable to redeemable non controlling interests in the statement of operations. In December 2010, Grandpro redeemed all preferred shares.
Critical Accounting Policies
We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.
Revenue Recognition
Shanda Online sold prepaid cards, in both virtual and physical forms, to third-party distributors and retailers, including Internet cafes, as well as through direct online payment systems. The prepaid cards entitle end users to access our online entertainment content. All proceeds received from distributors or retailers from the sale of prepaid cards are deferred when received. Deferred revenue is reduced as revenues are recognized.
For online game-related content, revenue is recognized under either the item-based revenue model or the time-based revenue model. Under the item-based revenue model, revenue is recognized over the estimated life of the in-game virtual items that game players purchase or as the in-game virtual items are consumed. Under the time-based revenue model, revenues are recognized based on the usage time consumed by the game players. Revenue is also recognized when game players who had previously purchased usage time are no longer entitled to access the online games in accordance with the published expiration policy. In addition, our e-sports platform also generated revenue from VIP membership fees, which are recognized throughout the usage period.

For revenues generated primarily outside of China from game licensing and game operations, the initial license fee is based on a fixed amount and recognized ratably over the term of the license. The royalty fee is generally calculated as a fixed percentage of the revenues generated by the licensee from operating online games.
Revenue from the purchase of online literary content and community tools from online literature websites is recognized at the time of purchase as we do not have any further obligation after providing the content to the user upon purchase and all other criteria for revenue recognition are met.
The online literature business also generates revenue by providing literary content to application protocol, or WAP, operators and mobile operators pursuant to revenue-sharing arrangements. Revenues earned from arrangements with WAP operators are recognized in the month in which the services are performed — that is when the content is offered to the end customers by the WAP operators based on the monthly billing statement received from the WAP operators. For revenues generated from the revenue-sharing arrangements with China Mobile, when we have timely access to the usage information, revenues are recognized in the period in which the service is performed; when we have no timely access to the usage information, revenues are recognized in the period in which the service is performed and only if the billing statements for the related period have been received prior to the issuance of financial statements. The time lag before we receive the billing statements from China Mobile normally ranges from three to four months and we have no visibility into these revenues prior to the receipt of the billing statements. We currently do not expect a significant change to the time lag in receiving the billing statements in the near future, and hence expects to continue to report the revenues from such wireless services on similar time lag basis. However, as we do not control the time when the mobile operators provide the billing statements, if we receive any billing statements at a time lag different from the current timelines, we will record the revenues following the accounting policy as discussed above, which may result in disproportionate revenue recognition. The revenues recognized under the arrangements with the wireless carriers represent only our online literature business’s shares of the revenues to be received from the wireless carriers.
For sub-licensing the copyrights obtained from authors, the revenue is recognized when all the following criteria are met: persuasive evidence of an arrangement exists; the content has been delivered or is available for immediate and unconditional delivery and no further obligations are required; the price to the customer is fixed or determinable; and collectability is reasonably assured. Depending on the terms of the respective agreements, the revenue is recognized either upon the beginning of the sub-licensing agreement or over the period of the sub-license. Any amount of revenues which are contingent upon future events (for example future revenue generated by using the copyright) is recognized when the contingency is met.
Revenues from the sale of books is recognized at the time of settlement with the distributors, which is the time when all the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred; the price to the customer is fixed or determinable; and collectability is reasonably assured.
Revenues from online advertising services are derived principally from online brand advertising arrangements, where the advertisers pay to place their advertisements on the online video, literature or other platforms in different formats. Such formats generally include banners, buttons, links and pre-roll or post-roll video advertisements. Advertisements on our platforms are charged either based on the agreed number of clicks per day over the agreed period or on a per day basis. In the first case, the delivery of service occurs when users click on the video clips. In the latter case, the delivery is not linked to displays, but occurs as the advertisement is hosted each day. All the revenue arrangements involve multiple element deliverables that may include placements of different types of advertisements. We sell the advertising services over a broad price range and there is a lack of objective and reliable evidence of fair value for each deliverable included in the arrangement. Therefore, for the arrangements in which all the elements are not delivered in a uniform pattern over the agreement period, we treat all elements of advertising contracts as a single unit of accounting for revenue recognition purposes and recognize the revenues on the completion of delivery of all the elements involved in the arrangements. When all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized ratably over the contract period. The majority of the revenue arrangements are contracted with advertising agencies and we provide cash incentives in the form of rebates to those advertising agencies based on volume and performance, and accounts for such incentives as a reduction of revenue.
We derive revenues from the provision of management software to Internet cafes by charging, on a monthly basis, a fixed rate per each 100 computers that install our management software.
Revenues derived from the sale of E-Key (a secure ID product), Bambook (an e-reader device) and other online game-related auxiliary products is recognized when the titles of such products are transferred to the customers and collections are reasonably assured.

WVAS revenues are derived from providing personalized media, games, entertainment and communication services to mobile phone customers of the various subsidiaries of the telecommunications operators. Fees for these services, which are negotiated in network service agreements with the telecommunications operators and indicated in the message received on a mobile phone, are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered. We contract with the telecommunications operators for the transmission of wireless services as well as for billing and collection services. The telecommunications operators provide us with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of our revenue. In certain instances, when a statement is not received within a reasonable period of time, we make an estimate of the revenues and cost of services earned during the period covered by the statement based on its internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances. The differences between our recorded revenue based on such estimates and actual revenue confirmed subsequently were not material.
Revenues from the sale of CDs include providing the CD master to a distributor or by directly arranging for the volume production and subsequent wholesale of the CDs. In the former case, our recorded music business receives a fixed fee, has no further obligations and recognizes the fee as revenue when the master CD is provided. In the latter case, our recorded music business ships the produced CDs to retail distributors and recognizes wholesale revenues at the time of shipment less a provision for future estimated returns.
Revenues from artist performance fees and corporate sponsorship or marketing event fees are recognized once the performance or the service has been completed. Where we act as the primary obligor in the transaction, revenues are recorded on a gross basis. Where we are considered an agent or where the artists separately contract with the event organizer, revenues are recorded on a net basis.
Our recorded music business also licenses music to third parties for guaranteed minimum royalty payments, normally received upfront and typically non-refundable. Such fees are recognized as revenue on a straight-line basis over the life of the license and unrecognized revenues are included in liabilities. When the contract provides for additional payments if revenues exceed the minimum amount guaranteed, such amounts are included in revenues when we are notified of our entitlement to additional payments.
Our customers participate in a reward program, which provides physical awards and virtual items to customers based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide physical rewards are recognized as cost of revenue and those to provide virtual items are recognized as reduction of revenue and accrued as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly.
Consolidation of Variable Interest Entities
PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include the operation of online games, literature content and music-related content, to 50%. In addition, foreign and foreign-invested enterprises are currently not able to apply for the licenses required to operate online games, literary content and music-related content in China or to provide Internet information content.
In order to comply with these regulations, we conduct our business in the following manner.
Shanda Games. Shanda Games conducts all of its online game business through the SDG entities, which are wholly owned by certain of Shanda Games’ employees. These companies hold the licenses and approvals to operate MMORPGS and advanced casual games in the PRC except for the Internet Publishing License as disclosed in “Item 4B. Business Overview — Regulatory Matters — Licenses.” The SDG PRC Subsidiaries own the substantial majority of Shanda Games’ physical assets. The capital of the SDG entities is funded by the SDG PRC Subsidiaries and recorded as interest-free loans to the shareholders of the SDG entities. The portion of the loans for capital injection was eliminated with the capital of the SDG entities during consolidation. The interest-free loans to the shareholders of the SDG entities as of December 31, 2010 were RMB30.1 million. Pursuant to the contractual arrangements with the SDG entities, the SDG PRC Subsidiaries provide services, software and technology licenses and equipment to the SDG entities, in exchange for fees, determined according to certain agreed upon formulas. As a result of the VIE agreements between the SDG PRC Subsidiaries and the SDG entities and their shareholders, the SDG PRC Subsidiaries are considered the primary beneficiary of the SDG entities and Shanda Games consolidates the results of operations of the SDG entities. Therefore, the SDG entities’ results of operations, assets and liabilities are consolidated in our financial statements.

Shanda Online. Shanda Online operates its integrated service platform business through Shanda Networking and the Shengzhan entities. Shanda Networking currently holds an ICP license and an Internet culture operation license that are required to operate its platform business. At the same time, Shanda Computer has entered into a similar series of VIE agreements with Shanda Networking, the Shengzhan entities and their shareholders. Pursuant to the contractual arrangements with Shanda Networking and the Shengzhan entities, Shanda Computer provides a services and software and technology license to Shanda Networking and the Shengzhan entities, in exchange for a fee, determined according to certain agreed upon formulas. Shanda Computer has also undertaken to provide financial support to Shanda Networking and the Shengzhan entities to the extent necessary for its operations. As a result of the VIE agreements between Shanda Computer and Shanda Networking, the Shengzhan entities and their shareholders, Shanda Computer is considered the primary beneficiary of Shanda Networking and the Shengzhan entities and Shanda Online consolidates the results of operations of Shanda Networking and the Shengzhan entities, and, accordingly, Shanda Networking and the Shengzhan entities’ results of operations, assets and liabilities are consolidated in our financial statements.
Others. Others include our businesses involved in literature businesses, the social network game community, the online video business, the music and recording artist agency business, WVAS, advertising, the provision of management software to Internet cafes and other businesses. Similar to Shanda Games and Shanda Online, (i) certain of our PRC operating companies hold the Internet-related licenses that are required to operate these businesses, (ii) these PRC operating companies and their shareholders have entered into a series of VIE agreements with certain of our offshore and PRC subsidiaries which make our subsidiaries the primary beneficiary of the PRC operating companies and (iii) the results of operations, assets and liabilities of these PRC operating companies are consolidated in our financial statements.
Inventory
Inventory, consisting principally of paper and books, is stated at the lower of cost, using the weighted average method, or market. Inventory held with the distributors is on consignment basis and is carried as such until sold or returned. We perform a review of the inventory on a quarterly basis to evaluate its recoverability and make for provisions as appropriate. For the purposes of the review, the total finished goods in warehouse and on consignment is categorized into different groups based on their subject and their targeted consumers. We determine the historical turnover and the aging of each group of inventory and further assess the market and industry trends and projected demands for the goods. We use this information along with a range of progressive rates to determine provision on the inventory. Slow moving or non moving inventory are considered separately and provide for fully when such inventory is not moving for over a specified period. Any damaged inventory is fully written off immediately.
Property and Equipment, Intangible Assets, Long-term Prepayments and Other Long-lived Assets
Our accounting for long-lived assets, including property and equipment, intangible assets, long-term prepayments and other long-lived assets, is described in notes 4(13), 4(14), 4(17), 4(18) to our consolidated financial statements included in this annual report on Form 20-F. The recorded values of long-lived assets, including property and equipment, intangible assets, long-term prepayments and other long-lived assets are affected by a number of management estimates, including the estimated useful lives, residual values and impairment charges. Significant judgment is required in the assessment of the estimated useful lives of these assets, especially for game licenses. Changes in these estimates and assumptions could materially impact our financial position and results of operations.
We assess the impairment for long-lived assets whenever events or changes in circumstances indicate that the applicable carrying amount may not be recoverable. The provision represents management’s best estimate. No impairment was recognized during the years ended December 31, 2008 and 2009. Impairment of approximately RMB 10.2 million related to prepayment for up-front licensing fees was recognized during the year ended December 31, 2010.

Impairment of Investment in Affiliated Companies
We continually review our investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in this determination are the length of time that the fair value of the investment is below its carrying value; and the financial condition, operating performance and near-term prospects of the investee. In addition, we consider the reasons for the decline in fair value, general market conditions, industry-specific or investee-specific reasons, analysts’ ratings and estimates of 12-month share price targets for the investee changes in stock market price or valuation subsequent to the balance sheet date, and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. The determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Write-downs for equity method investments are included in equity in losses of affiliated companies. No significant impairment losses were recorded in the years ended December 31, 2008, 2009 and 2010.
Impairment of Goodwill
We review our goodwill on an annual basis or more frequently if events or changes in circumstances indicate that the goodwill might be impaired as required by ASC 350. In performing this review, we are required to make an assessment of fair value for our goodwill under each reporting unit. When determining fair value, we utilize various assumptions, including projection of future cash flows. A change in these underlying assumptions will cause a change in the results of the test and, as such, could cause the fair value to be less than the respective carrying amount. In such event, we would be required to record a charge, which would significantly impact our earnings. See note 4(16), note 18 and note 19 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
We recorded an impairment loss of goodwill in the amount of RMB16.0 million in 2008, primarily related to an impairment of RMB14.5 million arising from the acquisition of Beijing Digital Red Software Technology Co., Ltd. An impairment loss of RMB4.0 million was recorded in the year ended December 31, 2009, primarily related to the acquisition by Ku6’s reporting unit of a music company in 2009. An impairment loss of RMB15.0 million (US$2.3 million) related to Haofang was recorded in the year ended December 31, 2010.
Allowances for Doubtful Accounts
We determine the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collectible. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments, we consider making additional allowances. During the years ended December 31, 2008, 2009 and 2010, we made provisions of RMB15.8 million, RMB16.2 million and RMB47.7 million (US$7.2 million) which respectively were offset by RMB5.9 million, RMB6.0 million and RMB14.1 million (US$2.1 million) from the collection of overdue receivables for doubtful accounts, respectively.
Share-Based Compensation
Since January 1, 2006, we have accounted for grants made pursuant to the plans in accordance with, ASC 718, which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of ASC 718 apply to new awards, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. Under ASC 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards.
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
Shanda Interactive, Shanda Games, Ku6 and Cloudary Corporation each have authorized stock-based compensation plans:
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
Under the 2003 Share Incentive Plan and 2005 Equity Compensation Plan, the share-based compensation expenses of approximately RMB47.5 million, RMB36.7 million and RMB24.7 million (US$3.7 million) were recognized in the years ended December 31, 2008, 2009 and 2010, respectively.
(2) Shanda Games
In November 2008, Shanda Games authorized an equity compensation plan (the “Shanda Games 2008 Equity Compensation Plan”) that provides for the issuance of up to 44,000,000 Class A ordinary shares. Under the Shanda Games 2008 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of Shanda Games and/or its affiliates, and individual consultants or advisors (i) options to subscribe for Class A ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or Shanda Games’ Class A ordinary shares, equal to the excess of the fair market value of Shanda Games’ ordinary shares, or (iii) other types of compensation based on the performance of Shanda Games’ ordinary shares. In November 2010, Shanda Games increased the number of ordinary shares reserved under the Shanda Games 2008 Equity Compensation Plan to 54,750,000 ordinary shares. Share-based compensation expenses related to the option award granted by Shanda Games under the Shanda Games 2008 Equity Compensation Plan amounted to approximately RMB2.2 million, RMB103.9 million and RMB44.6 million (US$6.8 million) for the years ended December 31, 2008, 2009 and 2010, respectively.

On December 22, 2008, Shanda Games also granted Restricted Share Awards consisting of 407,770 Ordinary Shares (the “Restricted Shares”) under the Shanda Games 2008 Equity Compensation Plan. The restricted shares will be vested in equal installments over four calendar years on December 31 of each such calendar year, commencing on December 31, 2009, subject to the employee’s continued employment with Shanda Games. From July 14, 2009 through December 1, 2009, Shanda Games granted 251,920 and 6,068,500 Restricted Shares to Shanda Games’ and its affiliated companies’ employees, respectively, under the Shanda Games 2008 Equity Compensation Plan. From January 1, 2010 through December 1, 2010, Shanda Games granted 4,488,279 and 925,000 restricted shares to Shanda Games’ and its affiliated companies’ employees, respectively, under the Shanda Games 2008 Equity Compensation Plan. These awards will vest in equal installments over two to four years, commencing on the grant date, subject to the employee’s continued employment with Shanda Games or its affiliated companies. Share-based compensation expense related to the Restricted Share award granted by Shanda Games under the Shanda Games 2008 Equity Compensation Plan amounted to RMB59,660, RMB21.3 million and RMB110.9 million (US$16.8 million) for the years ended December 31, 2008, 2009 and 2010, respectively.
Since 2005, Actoz has granted stock options to officers and employees as an incentive program. Share-based compensation expense of approximately RMB6.4 million, RMB7.1 million and RMB5.0 million (US$0.76 million) were recognized for the years ended December 31, 2008, 2009 and 2010, respectively.
(3) Ku6
Ku6’s 2004 share incentive plan (the “Ku6 2004 Share Incentive Plan”) allows Ku6 to offer incentive awards to its employees, directors, consultants or external service advisors. Under the terms of the Ku6 2004 Share Incentive Plan, options are generally granted at prices equal to or greater than the fair market value on the grant date, expire 10 years from the date of grant, and generally vest over three to four years.
In December 2010, Ku6’s board of directors terminated the Ku6 2004 Share Incentive Plan and authorized an equity compensation plan (the “Ku6 2010 Equity Compensation Plan”) that provides for issuance of options to purchase up to 698,381,300 ordinary shares of Ku6. Under the Ku6 2010 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of Ku6 and/or its subsidiaries, and individual consultants or advisors (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or Ku6’s ordinary shares, equal to the excess of the fair market value of Ku6’s ordinary shares, or (iii) other types of compensation based on the performance of Ku6’s ordinary shares. Share-based compensation expense related to the option award granted by Ku6 under the Ku6 2010 Equity Compensation Plan amounted to RMB3.5 million (US$0.5 million) for the year ended December 31, 2010.
(4) Cloudary Corporation
In November 2010, Cloudary Corporation adopted the 2010 Equity Compensation Plan (the “Cloudary Corporation 2010 Equity Compensation Plan”) to attract, motivate, retain and reward employees, directors, officers, advisors or consultants of Cloudary Corporation. Under the Cloudary Corporation 2010 Equity Compensation Plan, Cloudary Corporation granted options to selected employees and non-employee consultants to acquire Class B ordinary shares of Cloudary Corporation at an exercise price as determined by the board or the administrator appointed by the board at the time of grant. A maximum of 25,500,000 Class B ordinary shares may be issued under the Cloudary Corporation 2010 Equity Compensation Plan. No share-based compensation expense was recorded in 2010 under the Cloudary Corporation 2010 Equity Compensation Plan.
Income Taxes and Valuation Allowance
We account for income taxes under the provisions of ASC 740, with the required disclosures as described in note 9 to our consolidated financial statements included in this annual report on Form 20-F. Accordingly, we record valuation allowances to reduce our deferred tax assets when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2008, 2009 and 2010, valuation allowances recognized were RMB59.7 million, RMB215.7 million and RMB487.6 million (US$73.8 million), respectively. As of December 31, 2008, 2009 and 2010, we have recorded deferred tax assets, net of valuation allowances, of RMB124.1 million, RMB134.5 million and RMB135.4 million (US$20.5 million), respectively. If events were to occur in the future which are not currently contemplated that would not allow us to realize all or part of our future net deferred tax assets, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.

ASC 740-10-25 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit realized upon ultimate settlement. Our adoption of ASC 740-10-25 did not result in any adjustments to the opening balance of our retained earnings as of January 1, 2007. We did not have any interest and penalties associated with uncertain tax positions and did not have any significant unrecognized, uncertain tax positions for the years ended December 31, 2008, 2009 and 2010.
Contingencies
We account for loss contingencies under the provisions of ASC 450-20 with the required disclosures as described in note 30 to our consolidated financial statements included in this annual report on Form 20-F. We record loss contingencies when, based on information available, it is likely that a loss has been incurred and the amount of the loss can be reasonably estimated. We have accrued RMB4.9 million in “Accrued expenses and other liabilities” in the consolidated balance sheets as of December 31, 2010. The compensation was based on judgments handed down by the court and out-of-court settlements as of or after December 31, 2010 but related to alleged copyright infringement arising on or before the acquisition of Ku6 or management’s best estimation according to the historical actual compensation amount per video of Ku6 in prior years and the advice from Ku6’s PRC counsel. The VIE of Ku6 is in the process of appealing certain judgments for which the loss has been accrued.
Based on our current knowledge, which includes consultation with outside counsel handling our defense in these matters, we believe that we have made adequate provisions for current or unasserted claims. It is possible, however, that our future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings.
Results of Operations
Basis of preparation. The segment information provided below has been prepared as if each reporting segment’s current corporate structure, which separates our business into MMORPGs and advanced casual games and an integrated services platform, had been in existence throughout the periods presented and as if the Reorganization had occurred as of the earliest period presented. Accordingly, for the period from January 1, 2008 to June 30, 2008, the information was prepared by combining the revenues and cost of revenues that were directly applicable to each reporting segment and for the period from July 1, 2008 to December 31, 2010, the information set forth below consists of the revenue and cost of revenues of each segment, including with respect to Shanda Games as a stand-alone entity subsequent to the Separation. Accordingly, the net revenues for the years ended December 31, 2008, 2009 and 2010 may not be comparable.
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
Net revenues. Our net revenues increased 6.4% from RMB5,235.4 million in 2009 to RMB5,572.2 million (US$844.3 million) in 2010.
Shanda Games’ net revenues were RMB4,504.7 million (US$682.5 million) in 2010, representing a decrease of 6.3% from RMB4,806.7 million in 2009, primarily due to the decreases in net revenues generated from MMORPGs which was partially offset by an increase in other revenues. Net revenues from MMORPGs decreased 9% from RMB4,422.1 million in 2009 to RMB4,018.3 million (US$608.8 million) in 2010. The decrease is primarily due to Shanda Games’ strategy to scale back monetization activities in existing MMORPGs and focus on activities that enhance interaction between users, as well as the introduction in the fourth quarter of 2009 of an expansion pack for Mir II which was not well received by the game players. Net revenues from advanced casual games decreased 2% from RMB305.6 million in 2009 to RMB300.6 million (US$45.5 million) in 2010. Other revenues increased 135% from RMB79.0 million in 2009 to RMB185.8 million (US$28.2 million) in 2010, primarily due to Shanda Games’ acquisition in 2010 of Mochi Media and Eyedentity, which licensed the operating rights of Dragon Nest in various countries.

Shanda Online’s net revenues were RMB1,024.4 million (US$155.2 million) in 2010, representing a decrease of 3.9% from RMB1,066.2 million in 2009, mainly due to a decrease in revenues from services provided to Shanda Games, which was partially offset by the increase in revenues from services provided to other affiliated companies and third-party content providers.
Ku6’s net revenues were RMB109.3 million (US$16.6 million) in 2010, mainly from revenues generated by online advertising services.
Net revenues generated from other businesses were RMB1,029.7 million (US$156.0 million) in 2010, representing an increase of 98.4% from RMB519.1 million in 2009. Such growth was primarily due to (i) an increase in wireless service, online paid users service and offline revenues related to the literature business; (ii) growth in the social network game community business; (iii) the full year performance of the recorded music and WVAS businesses, for which we began consolidating the financial results in September 2009; and (iv) the launch of Bambook in the third quarter of 2010 and associated revenues from sales of Bambook.
Cost of revenues. Our cost of revenues increased 45.7% from RMB1,477.6 million in 2009 to RMB2,153.5 million (US$326.3 million) in 2010.
Shanda Games’ cost of revenues was RMB1,837.2 million (US$278.3 million) in 2010, representing a decrease of 5.0% from RMB1,933.5 million in 2009, primarily due to decreases in platform fees and up-front and ongoing licensing fees, which was partially offset by an increase in other expenses. Shanda Games’ platform fees decreased 10.7% from RMB1,018.5 million in 2009 to RMB909.8 million (US$137.8 million) in 2010 primarily due to a decrease in revenues generated from online games operations. Up-front and ongoing licensing fees for online games decreased 8.4% from RMB797.1 million in 2009 to RMB730.3 million (US$110.7 million) in 2010, primarily due to a decrease in revenues generated from games that Shanda Games licensed from third parties. Other expenses increased 67% from RMB117.9 million in 2009 to RMB197.1 million (US$29.8 million) in 2010, primarily due to an increase in amortization of intangible assets related to games that Shanda Games obtained through the acquisition of various companies and an increase in advertising expenses as a result additional advertising revenues.
Shanda Online’s cost of revenues was RMB229.4 million (US$34.7 million) in 2010, representing an increase of 12.9% from RMB203.2 million in 2009. The increase of Shanda Online’s cost of revenues was mainly due to the increase in salary and benefits resulting from the increase in staff headcount and salary adjustment as well as the increase of server and equipment utilization costs, which was partially offset by the decreased expenses related to its customer loyalty program due to lower membership point costs and the lower redemption rate of membership points in 2010.
Ku6’s cost of revenues was RMB267.0 million (US$40.5 million) in 2010. The cost of revenues in 2010 consisted primarily of Internet bandwidth cost, amortization and write-downs of licensed video copyrights and payroll cost relating to platform and content operation personnel.
Cost of revenues relating to other businesses was RMB685.5 million (US$103.8 million) in 2010, representing an increase of 135.3% from RMB291.3 million in 2009. The increase of costs in other businesses was mainly due to (i) an increase in copyright licensing costs for the online literature business and the increase in book production costs and inventory write-downs for offline publishing business; (ii) the full year performance of the recorded music and WVAS businesses, for which we began consolidating the financial results in September 2009, also increased the service and network fees paid to the telecommunications providers, production cost of CD masters and artist and songwriter royalties; (iii) an increase in cost of revenues related to growth in casual community business; and (iv) the launch of Bambook in the third quarter of 2010 and associated production costs.
Gross profit. As a result of the foregoing, our gross profit decreased 9.0% from RMB3,757.8 million in 2009 to RMB3,418.7 million (US$518.0 million) in 2010. Our gross profit margin, which is equal to our gross profit divided by our net revenues, was 61.4% in 2010, compared with 71.8% in 2009.

Shanda Games’ gross profit decreased 7.2% from RMB2,873.2 million in 2009 to RMB2,667.5 million (US$404.2 million) in 2010. Shanda Games’ gross profit margin, which is equal to its gross profit divided by its net revenues, was 59.2% in 2010 compared with 59.8% in 2009.
Shanda Online’s gross profit decreased 7.9% from RMB862.9 million in 2009 to RMB795.0 million (US$120.5 million) in 2010. Shanda Online’s gross profit margin, which is equal to its gross profit divided by its net revenues, decreased from 80.9% in 2009 to 77.6% in 2010, primarily due to the decline in Shanda Online’s revenues, while its cost of revenues consists mainly of fixed costs.
Ku6’s gross loss was RMB 157.8 million (US$23.9 million) in 2010.
Gross profit for other businesses increased 51.1% from RMB227.8 million in 2009 to RMB344.3 million (US$52.2 million) in 2010. Gross profit margin for other businesses decreased from 43.9% in 2009 to 33.4% in 2010, primarily due to higher costs for the other new businesses that we are developing.
Operating expenses. Our operating expenses increased 49.9% from RMB1,713.4 million in 2009 to RMB2,567.9 million (US$389.1 million) in 2010. The increase was primarily due to the following reasons:
•	Our product development expenses increased 63.8% from RMB417.3 million in 2009 to RMB683.4 million (US$103.5 million) in 2010, primarily due to (i) an increase of RMB180.3 million in salary and benefits expenses due to the increase in the headcount of research and development employees; (ii) an increase of RMB31.0 million in share-based compensation as a result of Shanda Games’ restricted shares granted to its product development staff; and (iii) an increase of RMB10.6 million in depreciation of property, equipment and software and rental and management fees due to business expansion. Product development expenses totaled approximately 8.0% and 12.3% of our net revenues in 2009 and 2010, respectively.

•	Our sales and marketing expenses increased 49.3% from RMB516.9 million in 2009 to RMB771.6 million (US$116.9 million) in 2010, primarily due to (i) an increase of RMB124.7 million in salary and benefits expenses, mainly due to the increase in the headcount of sales and marketing employees; (ii) an increase of RMB56.3 million in marketing and promotion expenses; (iii) an increase of RMB22.7 million in office expenses, travelling expenses and rental and management expenses in connection with our business expansion; and (iv) an increase in amortization of intangible assets arising from the acquisition of certain companies. Sales and marketing expenses totaled approximately 9.9% and 13.8% of our net revenues in 2009 and 2010, respectively.

•	Our general and administrative expenses increased 42.8% from RMB779.2 million in 2009 to RMB1,112.9 million (US$168.6 million) in 2010 primarily due to (i) an increase of RMB151.0 million in salary and benefits expenses, mainly due to an increase in experienced hires engaged in general and administrative work; (ii) an increase of RMB53.9 million in rental and management expenses in connection with our business expansion; (iii) an increase of RMB27.3 million in depreciation of property, equipment and software; (iv) an increase of RMB25.3 million in office and traveling expenses; (v) an increase of RMB22.7 million in amortization of intangible assets, mainly related to acquisition of certain companies; (vi) an increase of RMB19.1 million in bad debt provisions related to receivables from online advertising services and (vii) an increase of RMB16.5 million in consulting, legal and audit fees arising from investments and business acquisitions, which was offset by the decrease in business taxes in 2010, primarily due to the decreased volume of services which our PRC subsidiaries provided and the decrease in revenues collected from our PRC operating companies. General and administrative expenses accounted for approximately 14.9% and 20.0% of our net revenues in 2009 and 2010, respectively.
Operating income from continuing operations. As a result of the foregoing, our operating income from continuing operations decreased from RMB2,044.4 million in 2009 to RMB850.8 million (US$128.9 million) in 2010. Our operating margin, which is equal to our operating profit divided by our net revenues, decreased from 39.0% in 2009 to 15.3% in 2010.

Income before income tax expenses from continuing operations. Our income before income tax expenses from continuing operations decreased 49.1% from RMB2,260.9 million in 2009 to RMB1,151.2 million (US$174.4 million) in 2010. This decrease was primarily due to the aforementioned factors and the following factors:
•	Interest income. Interest income increased from RMB71.1 million in 2009 to RMB144.5 million (US$21.9 million) in 2010, primarily due to the increase in bank balances due to the net proceeds received from Shanda Games’ IPO in September 2009 and the better performance of treasury operations in 2010;

•	Investment income. We had investment income of RMB42.5 million in 2009 and RMB3.7 million (US$0.6 million) in 2010. The lower investment income in 2010 primarily related to higher gains from the investments in marketable securities in 2009; and

•	Other income. Our other income increased from RMB203.6 million in 2009 to RMB254.8 million (US$38.6 million) in 2010. Our other income in 2010 was primarily comprised of government financial incentives of RMB272.9 million (US$41.4 million), compared with RMB221.9 million in 2009.
Income tax expenses. Our income tax expenses decreased 23.9% from RMB485.8 million in 2009 to RMB369.8 million (US$56.0 million) in 2010. The decrease was primarily due to lower income tax expenses of Shanda Games as a result of (i) its lower pre-tax income; (ii) deferred tax liability accrued in 2009 with respect to the dividend declared by Shengqu to Shanda Games (HK); and (iii) an increase in amortization of accrued deferred tax liability related to intangibles arising from acquisitions, which was partially offset by the increase in income tax expenses mainly due to changes of preferential tax rates enjoyed by certain SDG PRC subsidiaries and the increase of valuation allowances mainly because it was more likely that we will not be able to utilize certain tax losses carry-forwards generated by certain subsidiaries of our affiliated PRC entities and foreign tax credit carry forwards generated by a subsidiary.
Equity in losses of affiliated companies. Our equity in losses of affiliated companies decreased from RMB50.5 million in 2009 to RMB9.0 million (US$1.4 million) in 2010.
Income from continuing operations, net of tax. As a result of the foregoing, our income from continuing operations decreased 54.4% from RMB1,724.5 million in 2009 to RMB772.5 million (US$117.0 million) in 2010.
Loss/income from discontinued operations, net of tax. Net loss/income from discontinued operations reflects the operating results of Beijing Huayi Brothers Music Co., Ltd, which Ku6 (formerly known as Hurray Holding) sold to Huayi Brothers Media Corporation in May 2010. Our loss/income from discontinued operations was RMB5.0 million and RMB30.6 million (US$4.6 million) in 2009 and 2010, respectively.
Net income attributed to non-controlling interests and redeemable preferred shares issued by a subsidiary. Our net income attributed to non-controlling interest and redeemable preferred shares issued by a subsidiary increased from RMB127.0 million in 2009 to RMB188.9 million (US$28.6 million) in 2010, primarily due to the full year impact of net income attributed to non-controlling interests of Shanda Games after the initial public offering of Shanda Games in September 2009, which was offset by the increase in net loss attributed to non-controlling interests of Ku6.
Net income attributed to Shanda Interactive. As a result of the foregoing, our net income attributed to Shanda Interactive decreased 61.4% from RMB1,592.6 million in 2009 to RMB614.2 million (US$93.1 million) in 2010.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Net revenues. Our net revenues increased 46.7% from RMB3,569.1 million in 2008 to RMB5,235.4 million in 2009.
Shanda Games’ net revenues were RMB4,806.7 million in 2009, representing an increase of 42.3% from RMB3,376.8 million in 2008, primarily because of increased revenues generated from MMORPGs, partially offset by a decrease in revenues from advanced casual games. Net revenues from MMORPGs increased 50.0% from RMB2,948.5 million in 2008 to RMB4,422.1 million in 2009, primarily because of an increase in net revenues from Shanda Games’ existing MMORPGs and the introduction and the full-year contribution of new MMORPGs. Net revenues from advanced casual games decreased 14.1% from RMB355.8 million in 2008 to RMB305.6 million in 2009, primarily due to the release of a major expansion pack and introduced new virtual items for one of Shanda Games’ significant advanced casual games in 2008.

Shanda Online’s net revenues were RMB1,066.2 million in 2009, representing an increase of 36.0% from RMB784.2 million in 2008, mainly because of the increase in revenues from services provided to Shanda Games, other affiliated companies and third-party content providers.
Net revenues generated from other businesses were RMB519.1 million in 2009, representing an increase of 93.6% from RMB268.1 million in 2008. Such increase was primarily because of increases in revenue from online advertisements, licensing of management software to Internet cafes and the literature business, as well as the consolidation of the financial results of recorded music and WVAS businesses beginning in September 2009.
Cost of revenues. Our cost of revenues increased 44.8% from RMB1,020.5 million in 2008 to RMB1,477.6 million in 2009.
Shanda Games’ cost of revenues was RMB1,933.5 million in 2009, representing an increase of 29.8% from RMB1,489.4 million in 2008, primarily because of increases in platform fees and upfront and ongoing licensing fees. Shanda Games’ platform fees increased 17.8% from RMB864.9 million in 2008 to RMB1,018.5 million in 2009, primarily because of the increased servers and services provided to support the growth of its game player base. Upfront and ongoing licensing fees increased 53.0% from RMB520.9 million in 2008 to RMB797.1 million in 2009, primarily due to the commencement of amortization of upfront fees for new games launched in the second half of 2008 and in 2009. Shanda Games’ other expenses increased 13.8% from RMB103.6 million in 2008 to RMB117.9 million in 2009, primarily because of an increase in amortization of intangible assets related to the acquisition of various companies and an increase in labor cost.
Shanda Online’s cost of revenues was RMB203.2 million in 2009, representing an increase of 61.3% from RMB126.0 million in 2008, mainly because of increases in salary and benefits resulting from increased staff headcount and expenses related to its customer loyalty program.
Cost of revenues relating to other businesses was RMB291.3 million in 2009, representing an increase of 69.4% from RMB171.9 million in 2008, mainly because of the increase in copyright licensing costs to acquire or license more literary content for online literature business and the increase in book productions costs for offline publishing business. The consolidation of the financial results of recorded music and WVAS businesses beginning in September 2009 also increased the service and network fees paid to the telecommunications providers under network service agreements related to WVAS business and the production cost of CD masters, and artist and songwriter royalties.
Gross profit. As a result of the foregoing, our gross profit increased 47.4% from RMB2,548.6 million in 2008 to RMB3,757.7 million in 2009. Our gross profit margin, which is equal to our gross profit divided by our net revenues, remained stable, increasing from 71.4% in 2008 to 71.8% in 2009.
Shanda Games’ gross profit increased 52.2% from RMB1,887.4 million in 2008 to RMB2,873.2 million in 2009. Shanda Games’ gross profit margin, which is equal to its gross profit divided by its net revenues, increased from 55.9% in 2008 to 59.8% in 2009.
Shanda Online’s gross profit increased 31.1% from RMB658.1 million in 2008 to RMB862.9 million in 2009. Shanda Online’s gross profit margin, which is equal to its gross profit divided by its net revenues, decreased from 83.9% in 2008 to 80.9% in 2009.
Gross profit for other businesses increased 136.7% from RMB96.3 million in 2008 to RMB227.8 million in 2009. Gross profit margin for other businesses increased from 35.9% in 2008 to 43.9% in 2009.

Operating expenses. Our operating expenses increased 54.9% from RMB1,106.3 million in 2008 to RMB1,713.4 million in 2009. This increase was primarily due to the following reasons:
•	Our product development expenses increased 51.9% from RMB274.6 million in 2008 to RMB417.3 million in 2009, primarily due to (i) an increase of RMB82.6 million in salary and benefits expenses in connection with the increased headcount of research and development employees; (ii) an increase of RMB43.0 million in outsourced product development costs as a result of our investments through Shanda Games’ 18 Capital investment fund; and (iii) the consolidation of the financial results of recorded music and WVAS businesses beginning in September 2009. Product development expenses totaled approximately 7.7% and 8.0% of our net revenues in 2008 and 2009, respectively.

•	Our sales and marketing expenses increased 62.6% from RMB318.0 million in 2008 to RMB516.9 million in 2009, primarily because of (i) an increase of RMB160.2 million in our marketing and promotion expenses; and (ii) an increase of RMB31.7 million in salary and benefits expenses arising from the increased headcount of sales and marketing employees. Sales and marketing expenses totaled approximately 8.9% and 9.9% of our net revenues in 2008 and 2009, respectively.

•	Our general and administrative expenses increased 51.7% from RMB513.7 million in 2008 to RMB779.2 million in 2009, primarily because of: (i) an increase of RMB112.5 million in share-based compensation costs, mainly because of the launch of a new employee incentive plan by Shanda Games in 2009; (ii) an increase of RMB68.9 million in salary and benefits expenses, because of the increased headcount of general and administrative staff in connection with our business expansion; (iii) an increase of RMB21.4 million in depreciation of property, equipment and software and purchase of land use rights; (iv) an increase of RMB16.2 million in business taxes in 2009, primarily because of the increased number of intercompany transactions as a result of the Reorganization, the increased volume of services which our PRC subsidiaries provided and revenue collected from our PRC operating companies; (v) an increase of RMB14.2 million in consulting, legal and audit fees, primarily for Shanda Games’ initial public offering in 2009 and business acquisitions; (vi) an increase of RMB10.9 million in rental and management fees; and (vii) an increase in other general and administrative expenses, which primarily related to office expenses and traveling expenses. General and administrative expenses accounted for approximately 14.4% and 14.9% of our net revenues in 2008 and 2009, respectively.
Operating income from continuing operations. As a result of the foregoing, our operating income from continuing operations increased from RMB1,442.3 million in 2008 to RMB2,044.4 million in 2009. Our operating margin, which is equal to our operating profit divided by our net revenues, has remained stable from 40.4% in 2008 to 39.0% in 2009.
Income before income tax expenses from continuing operations. Our income before income tax from continuing operations increased 48.5% from RMB1,522.4 million in 2008 to RMB2,260.9 million in 2009. This increase was primarily because of the aforementioned factors and the following factors:
•	Interest expenses. Interest expenses increased from RMB30.0 million in 2008 to RMB100.7 million in 2009, primarily because of the amortization of the debt issuance cost and the accrual of the interest expense of 2.0% Convertible Senior Notes due 2011 with effective interest method;

•	Investment income. We had investment income of RMB8.2 million in 2008 and investment income of RMB42.5 million in 2009. The higher investment income in 2009 primarily related to gains from the investments in marketable securities; and

•	Other income. Our other income increased from RMB29.4 million in 2008 to RMB203.6 million in 2009. Our other income in 2009 primarily consisted of government financial incentives of RMB221.9 million, compared to RMB62.3 million in 2008.
Income tax expenses. Our income tax expenses increased 75.7% from RMB276.5 million in 2008 to RMB485.8 million in 2009, primarily as a result of the net impact of the increase in our pretax income and the New EIT Law which became effective as of January 1, 2008 and applies a general enterprise income tax rate of 25% on both foreign-invested enterprises and domestic enterprises, unless such enterprise qualifies as a high and new technology enterprise or is eligible for other preferential tax treatment.

As informed by the relevant tax bureau, Shanda Computer was recognized as a “Software Enterprise” and will be subject to a 0% income tax rate for the full year 2008 and a 50% tax reduction to the applicable rate from fiscal 2009 to fiscal 2011. As a result, Shanda Computer was subject to a 10% income tax rate in 2009. This resulted in the increase of the effective income tax rate from 18% in 2008 to 22% in 2009.
Equity in losses of affiliated companies. Our equity in losses of affiliated companies increased from RMB0.3 million in 2008 to RMB50.5 million in 2009.
Income from continuing operations, net of tax. As a result of the foregoing, our income from continuing operations increased 38.4% from RMB1,245.6 million in 2008 to RMB1,724.5 million in 2009.
Losses from discontinued operations, net of tax. Losses from discontinued operations reflects the operating results of Beijing Huayi Brothers Music Co., Ltd, which Ku6 (formerly known as Hurray Holding) sold to Huayi Brothers Media Corporation in May 2010. Our net losses from discontinued operations was RMB5.0 million in 2009 and nil in 2008.
Net income attributed to non-controlling interests and redeemable preferred shares issued by a subsidiary. Our net income attributed to non-controlling interest increased from RMB16.9 million in 2008 to RMB127.0 million in 2009, primarily owing to (i) the increase of non-controlling interest of Shanda Games after the successful initial public offering of Shanda Games in September 2009 and (ii) net income attributed to redeemable preferred shares issued by a subsidiary, which increased 177.7% from RMB4.8 million in 2008 to RMB13.2 million in 2009 as the shares were outstanding for the full year 2009.
Net income attributed to Shanda Interactive. As a result of the foregoing, our net income attributed to Shanda Interactive increased 29.6% from RMB1,228.7 million in 2008 to RMB1,592.6 million in 2009.
B. LIQUIDITY AND CAPITAL RESOURCES
Cash Flows and Working Capital
Cash flows and working capital reflect the consolidation of operation results of Shanda Games, Ku6 and other subsidiaries. To date, we have financed our operations through internally generated cash, the sale of our redeemable preferred shares to an investor in March 2003, our initial public offering of ADSs in May 2004 and the offering of the convertible notes in October 2004 and September 2008. On September 25, 2009, Shanda Games completed an initial public offering on the NASDAQ Global Select Market. As a result, we have received the net proceeds from Shanda Games’ initial public offering of US$980.8 million (equivalent to RMB6,697.4 million) relating to both the sale of new shares by Shanda Games, as well as our sale of a portion of our existing holding of Shanda Games shares. As of December 31, 2010, we had approximately RMB5,550.2 million (US$840.9 million) in cash and cash equivalents.
The following table shows our cash flows with respect to operating activities, investing activities and financing activities in the years ended December 31, 2008, 2009 and 2010:

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,745,883.3	2,496,798.7	1,669,144.6	252,900.8
Net cash used in investing activities	(388,731.6)	(2,350,612.4)	(2,618,853.6)	(396,796.0)
Net cash (used in)/provided by financing activities	128,722.0	7,407,287.6	(4,343,252.1)	(658,068.5)
Effect of exchange rate change on cash	(73,330.8)	7,994.4	(116,192.1)	(17,604.9)
Net increase in cash and cash equivalents	1,412,542.9	7,561,468.3	(5,409,153.2)	(819,568.6)
Cash, beginning of period	1,985,301.5	3,397,844.4	10,959,312.8	1,660,501.9
Cash, end of period	3,397,844.4	10,959,312.7	5,550,159.6	840,933.3

Net Cash Provided by Operating Activities
We had net cash provided by operating activities of RMB1,669.1 million (US$252.9 million) in 2010 compared to RMB2,496.8 million in 2009. The cash provided by operating activities was primarily derived from our online games operations, online literature business, offline publishing business, online video business, WVAS services, music and artist agency business, advertising, sales of our Internet cafe management software and other businesses. The decrease was primarily owing to a decrease in our net income. The net cash provided by operating activities in 2010 was primarily attributable to (i) our net income of RMB803.1 million; (ii) an add-back of the non-cash expenses in the amount of RMB988.6 million, including share-based compensation expenses, depreciation of property and equipment, amortization of intangible assets, impairment and write off of goodwill, write-downs of inventory, provision for losses on receivables and other assets, amortization and write-downs of licensed video copyright, equity in loss of affiliated companies and unsettled interest expenses; (iii) an increase of RMB200.4 million in deferred revenue; (iv) an increase of RMB102.3 million in accounts payable. Our net cash provided by operating activities was partially offset by an increase in prepayments and other current assets of RMB91.9 million and an increase of RMB106.2 million in inventories.
We had net cash provided by operating activities of RMB2,496.8 million in 2009 compared to RMB1,745.9 million in 2008. The increase was primarily because of increase in our net income resulting from the growth of our business and our tight expense budget control. The net cash provided by operating activities in 2009 was primarily attributable to (i) our net income of RMB1,719.6 million; (ii) an add-back of the non-cash expenses in the amount of RMB614.8 million, including share-based compensation expenses, depreciation of property and equipment, amortization of intangible assets, provision for losses on receivables and other assets, equity in loss of affiliated companies and unsettled interest expenses; (iii) an increase of RMB285.1 million in other payables and accruals; (iv) an increase in tax payable of RMB86.6 million because of an increase in our pretax income; and (v) an increase of RMB31.7 million in licensing fees payable owing an increase in our revenues generated from licensed games. Our net cash provided by operating activities was partially reduced by payment of upfront licensing fees and prepayment of upfront licensing fees of RMB125.5 million relating to new online games that Shanda Games licensed from third parties and a decrease of RMB60.2 million in deferred revenue.
Net Cash Used in Investing Activities
In 2010, we had net cash used in investing activities of RMB2,618.9 million (US$396.8 million), compared to net cash used in investing activities of RMB2,350.6 million in 2009. The net cash used in investing activities in 2010 mainly included (i) an increase in bank deposits with maturity date over three months of RMB1,407.1 million; (ii) the increase of investments in subsidiaries of RMB1,130.8 million; (iii) the payment of RMB416.2 million for the purchase of property, equipment, software and intangible assets; (iv) investments in affiliated companies of RMB173.9 million; and (v) prepayment of RMB181.1 million for the purchase of land use rights. This is offset by a decrease in deposit of RMB702.1 million, which Shanda Games deposited to a bank in China as collateral for a loan which was repaid in 2010, in the amount equal to the U.S. dollar equivalent in 2009.
In 2009, we had net cash used in investing activities of RMB2,350.6 million, compared to net cash used in investing activities of RMB388.7 million in 2008. The net cash used in investing activities in 2009 mainly included (i) an increase in bank deposits with maturity date over three months of RMB1,104.1 million; (ii) the payment of RMB702.1 million for the restricted cash through Shanda Games as the collateral for a loan in the amount equal to the US$102.5 million; (iii) the payment of RMB272.0 million for the purchase of property, equipment, software and intangible assets; (iv) the increase of investments in subsidiaries of RMB182.3 million; (v) prepayment for the purchase of land use rights; and (vi) investments in affiliated companies, partially offset by a disposal of investment of marketable securities.
Net Cash (Used in)/Provided by Financing Activities
In 2010, we had net cash used in financing activities of RMB4,343.3 million (US$658.1 million), compared to net cash provided by financing activities of RMB7,407.3 million in 2009. Our cash used in financing activities in 2010 was primarily attrituble to the payment for repurchase of our ADS of RMB3,322.2 million, Shanda Games’ payment for repurchase of its ADS of RMB255.9 million and a repayment of a loan of RMB717.1 million, which was partially offset by capital contribution to subsidiaries by non-controlling shareholders.

In 2009, we had net cash provided by financing activities of RMB7,407.3 million, compared to net cash provided by financing activities of RMB128.7 million in 2008. Our cash provided by financing activities in 2009 was primarily due to the proceeds of RMB6,697.4 million from Shanda Games’ initial public offering in September 2009, the proceeds of RMB89.6 million in connection with the stock options exercised by our employees and our subsidiaries’ officers, directors and employees, and cash received from a loan of US$102.5 million through Shanda Games, equivalent to RMB702.1 million, which was partially offset by the payments for conversion of convertible debt related to 2.0% Convertible Senior Notes due 2011.
Restrictions on Cash Transfers to the Company
Our cash and cash equivalents primarily consist of cash on hand, demand deposits, and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Although we consolidate the results of our subsidiaries such as Shanda Games and Ku6 in our consolidated financial statements we do not have direct access to the cash and cash equivalents or future earnings of our subsidiaries.
To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our subsidiaries. Since substantially all of our operations are conducted through our indirect wholly and majority-owned China-based subsidiaries and VIEs, our subsidiaries may need to rely on dividends, loans or advances made by a PRC subsidiary. Certain of these payments are subject to PRC taxes, including business taxes and value added tax, which effectively reduce the received amount. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments. See “Item 4C. Organizational Structure” and “Item 10D. Exchange Controls.”
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
We believe that our existing cash and cash equivalents, cash flows from operations, short-term investments and marketable securities will be sufficient to meet the anticipated cash needs for our operating activities, capital expenditures and other obligations for at least the next twelve months. We may, however, require additional cash resources because of changed business conditions or other future developments. We may sell additional equities or obtain credit facilities to enhance our liquidity position or to increase our cash reserves for future operations. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 10D. Exchange Controls” for a discussion of impediments to capital flows in and out of China.
From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment, which may have a material effect upon our liquidity and capital resources. Please see note 6 to our consolidated financial statements included elsewhere in the annual report on Form 20-F for a description of our significant investments, acquisitions and divestments.
Capital Expenditures
We made capital expenditures of RMB113.8 million, RMB294.0 million, and RMB474.0 million (US$71.8 million) in 2008, 2009 and 2010, respectively. Our capital expenditures increased in 2010 primarily owing to purchases of computer equipment and office premises (building and land use rights). To date, the capital expenditures have primarily consisted of purchases of network infrastructure, software, as well as office premises. Beginning from 2008, capital expenditures are presented on accrual basis instead of cash basis to better represent our businesses development.

Since we will continue to purchase servers and IT equipment for new game operations, extend our service platform, perform extensive network upgrades and office expansion and purchase land for office expansion and/or other business initiatives, we expect the capital expenditures in 2011 to increase.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
We currently focus our research and development activities principally on the development of updates, expansion and sequels of our online game related content and the development of integrated service platform.
Our research and development efforts and plans consist of:
•	outsourcing and in-house development of updates, expansions and sequels of our existing online game related content;

•	sourcing new games via co-development, investment and in-house development;

•	improving, via internal and outsourcing research and development, our integrated service platform, including our digital content delivery system, unified billing and payment system, customer relationship management system, and user authentication system and related security;

•	improving our server management and control systems;

•	maintaining our internal billing and transmission records related to wireless value-added services; and

•	future development of IIT.
Our research and development expenditures were RMB274.6 million, RMB417.3 million and RMB683.4 million (US$103.5 million) in 2008, 2009 and 2010, respectively.
D. TREND INFORMATION
Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. OFF-BALANCE SHEET ARRANGEMENTS
In connection and concurrently with the issuance of preferred shares of US$19.6 million by Grandpro in 2008, we provide a full guarantee to the investors in respect of the performance of Grandpro’s redemption obligations under the agreements. In December 2010, Gradpro redeemed all preferred shares.
Except for the guarantee mentioned above, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
The following table sets forth our contractual obligations as of December 31, 2010:

	Payments Due by Period
		Less than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
Operating lease obligations:
Office premises	202.4	92.3	110.0	0.1	—
Computer equipment and others	109.8	108.6	1.2	—	—
Purchase of property and equipment and intangible asset obligations	626.8	626.1	0.7	—	—
Convertible debt principal	1,100.8	1,100.8	—	—	—
Convertible debt related interest expense(1)	16.5	16.5	—	—	—

Total contractual obligations	2,056.3	1,944.3	111.9	0.1	—

(1)	2.0% Convertible Senior Notes due 2011 bear interest at a fixed rate of 2.0% per annum.
As of December 31, 2010, substantially all of our operating lease arrangements for servers and related services provide for the calculation of lease payments based on formulas that reference the actual number of users of the relevant servers. Our rental expenses under these operating leases were RMB21.9 million, RMB11.9 million and RMB21.6 million (US$3.3 million) in 2008, 2009 and 2010, respectively. As future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments shown above. As of December 31, 2010, we had entered into maintenance contracts in relation to the servers we owned amounting to RMB106.0 million (US$16.1million).
In September 2008, we issued US$175 million in aggregate principal amount of the Convertible Notes. For additional information on the Convertible Notes, see note 21 to our consolidated financial statements included herein.
As of December 31, 2010, we had capital commitments for the purchase of property and equipment, and game license in the aggregate amount of RMB626.8 million (US$95.0 million).
Apart from the foregoing and the Convertible Notes described above, as of December 31, 2010, we had no significant impairment or any other long-term debt obligations, operating lease obligations or purchase obligations.
We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Item 6.	Directors, Senior Management and Employees
A. DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth certain information relating to our directors and executive officers as of March 31, 2011. The business address of each of our directors and executive officers is No. 208 Juli Road, Pudong New Area, Shanghai 201203, China.

Name	Age	Position
Tianqiao Chen(1)	37	Chairman of the Board, Chief Executive Officer and President
Qunzhao Tan	35	Non-executive Director
Danian Chen	32	Director, Chief Operating Officer
Qianqian Luo(1)	34	Non-executive Director
Jingsheng Huang(2)	53	Independent Director
Chengyu Xiong(2)	56	Independent Director
Zhao Kai(2)	66	Independent Director
Grace Wu	40	Chief Financial Officer, Director
John Lee	58	Head of Tax
Jin Zhang	37	Vice President
Haifa Zhu	38	Chief Investment Officer
Danning Mi	42	Chief Information Officer

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

Tianqiao Chen, one of our co-founders, has served as the chairman of our board of directors and our chief executive officer since our inception in December 1999 and he has served as president since January 2010. Mr. Chen established Shanda Networking with Danian Chen in December 1999. Prior to establishing Shanda Networking, Mr. Tianqiao Chen served as the vice director of the office of the president of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. From 1994 to 1998, Mr. Chen served in various management positions with Shanghai Lujiazui Group. Mr. Tianqiao Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Danian Chen, our co-founder, and is married to Qianqian Luo, one of our directors.
Qunzhao Tan has served as a member of our board of directors since October 2006. Mr. Tan previously served as our president from April 2008 to January 2010, chief technology officer from July 2003 to January 2010, senior executive vice president from June 2006 to April 2008, senior vice president from August 2005 to June 2006, vice president from July 2003 to August 2005 and director of research and development from November 1999 to July 2003. Prior to joining us, Mr. Tan worked as an assistant in the Institute of Clean Coal Technology of East China University of Science and Technology from July 1996 to November 1999. Mr. Tan serves as a member of the board of directors of Actoz. Mr. Tan holds a bachelor’s degree in chemical engineering from East China University of Science and Technology.
Danian Chen, one of our co-founders, established Shanda Networking with Tianqiao Chen in December 1999. Mr. Danian Chen has served as chief operating officer since April 2008 and as a member of our board of directors since our inception in 1999. Mr. Danian Chen has served as our senior executive vice president since August 2005 and as our senior vice president from July 2003 to August 2005 and director of products from December 1999 to July 2003. Prior to co-founding Shanda Networking, Mr. Danian Chen worked in Xinghui International Transport Company, Haijie Shipping Agency Company and Jinyi Network from September 1996 to November 1999. Mr. Danian Chen is Tianqiao Chen’s brother.
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
Chengyu Xiong has served as our director since October 2005. Dr. Xiong is a professor and deputy dean of the School of Journalism and Communication at Tsinghua University. In addition, Dr. Xiong serves as the director of both the New Media Studies Center and the Cultural Industries Center at the School of Journalism. Dr. Xiong received his doctorate degree from Brigham Young University. Dr. Xiong has written, edited and translated numerous books and articles.
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
John Lee has served as Shanda’s head of tax since September 2010. Prior to joining Shanda, Mr. Lee was the partner in charge of the China tax department at KPMG, where he recently retired after a 35-year career. Mr. Lee advised multinational companies on international and Chinese tax planning strategies, corporate restructuring, initial public offerings, and mergers and acquisition transactions. He joined the Toronto office of KPMG in 1975 upon graduating from the University of Manitoba. He qualified as a Chartered Accountant in 1977 and was admitted as a tax partner of KPMG in 1985. He transferred to Hong Kong in 1994. Mr. Lee was a co-editor of the Asia Pacific Taxation Journal, and has been a frequent speaker on China taxation topics at various conferences. For the last three years, he also lectured on International Tax Planning at Fudan University.
Jin Zhang has served as vice president since June 2009. Prior to joining us, Ms. Zhang held roles as vice president in Lenovo Group, in charge of Human Resources in Great China, India, Russia and other global emerging markets. Ms. Zhang has years of experience in human resources management and was in charge of organization development, C&B management, strategic planning in human resources from 2002 to 2009. From 1999 to 2002, Ms. Zhang held various positions in Lenovo, including strategy department manager and quality management department manager. Ms. Zhang holds a master’s degree in Management from Renmin University of China.
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
Duties of Directors
Under Cayman Islands law, our directors have a duty to act loyally and honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right in certain circumstances in a derivative action in the name of the company to seek damages if a duty owed by our directors is breached.
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
Terms of Directors and Executive Officers
Each of our directors holds office until a successor has been duly elected and qualified. All of our executive officers are appointed by and serve at the discretion of our board of directors.
B. COMPENSATION
In 2010, the aggregate cash compensation paid to our directors and executive officers as a group was RMB17.46 million (US$2.65 million). In addition, an aggregate of 400,000 restricted ordinary shares of Shanda Games and options to purchase 1,510,000 ordinary shares of Shanda Games were granted to our directors and officers in 2010. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.
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
In October 2005, our shareholders approved the 2005 Equity Compensation Plan at our annual general meeting of shareholders. An aggregate of 7,449,235 ordinary shares, which is equal to approximately 6.6% of our issued and outstanding ordinary shares as of March 31, 2011 were reserved for issuance under the 2005 Equity Compensation Plan.
The table set forth below summarizes stock option activity under the plans for the years ended December 31, 2008, 2009 and 2010:

	2008		2009		2010
		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Exercise Prise	Options	Exercise Prise	Options	Exercise Prise
	Outstanding	(US$)	Outstanding	(US$)	Outstanding	(US$)
Outstanding at beginning of year	5,257,841	7.68	4,018,513	8.48	2,558,176	8.78
Granted	110,000	15.65	—	—	—	—
Exercised	(1,227,728)	4.97	(1,390,333)	7.61	(673,952)	8.50
Forfeited	(120,850)	15.89	(70,004)	14.72	(15,000)	8.45
Expired	(750)	15.55	—	—	—	—
Outstanding at end of year	4,018,513	8.48	2,558,176	8.78	1,869,224	8.88
Vested and exercisable at end of year	1,838,647	6.92	1,446,927	8.01	1,639,225	8.16

Upon the adoption of the 2005 Equity Compensation Plan, we ceased granting options pursuant to the 2003 Share Incentive Plan. As of December 31, 2010, options to purchase 4,484,039 shares were available for grant under the 2003 Share Incentive Plan and the 2005 Equity Compensation Plan. The table set forth below summarizes outstanding and exercisable stock options under the 2003 Share Incentive Plan and the 2005 Equity Compensation Plan as of December 31, 2010

	Options outstanding at December 13, 2010			Options exerciable at
		Weighted		December 31, 2010
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise Price	Number	Exercise Price
(US$)	Outstanding	Life (years)	(US$)	Outstanding	(US$)
1.516	329,831	2.25	1.516	329.831	1.516
5.50	26,899	3.25	5.50	26,899	5.50
6.8505	804,786	5.50	6.8505	804,786	6.8505
8.00	24,050	3.57	8.00	24,050	8.00
11.6406	321,600	2.31	11.6406	175,351	11.6406
15.02	9,600	3.48	15.02	4,600	15.02
15.55	42,800	4.08	15.55	42,800	15.55
16.86	19,658	4.58	16.86	19,658	16.86
17.60	15,000	3.01	17.60	5,000	17.60
18.0287	100,000	2.77	18.0287	75,000	18.0287
18.64	100,000	2.79	18.64	75,000	18.64
19.09	75,000	2.83	19.09	56,250	19.09

Total:	1,869,224			1,639,225

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
The table below sets forth the option grants made to our directors and executive officers pursuant to the plan as of March 31, 2011.

	Number of
	Shares	Per Share
	Underlying	Exercise
	Options	Price
Name	Granted	(in US$)	Date of Grant	Date of Expiration
Tianqiao Chen	266,198	1.516	March 31, 2003	March 31, 2013
Danian Chen	266,198	1.516	March 31, 2003	March 31, 2013
Qianqian Luo	266,198	1.516	March 31, 2003	March 31, 2013
Jingsheng Huang	*	1.516	March 31, 2003	March 31, 2013
Qunzhao Tan	2,129,581	1.516	March 31, 2003	March 31, 2013
Qunzhao Tan	150,000	6.8505	June 28, 2006	June 28, 2016
Grace Wu	*	18.0287	October 8, 2007	October 8, 2013
Haifa Zhu	*	5.5	March 1, 2004	March 1, 2014
Haifa Zhu	*	15.55	January 28, 2005	January 28, 2015
Haifa Zhu	*	6.8505	June 28, 2006	June 28, 2016
Haifa Zhu	*	11.6406	March 24, 2007	March 24, 2013
Danning Mi	*	16.86	August 1, 2005	August 1, 2015
Danning Mi	*	6.8505	June 28, 2006	June 28, 2016

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

In November 2008, Shanda Games adopted its 2008 Equity Compensation Plan which provides for the issuance of up to 44,000,000 shares.
Shanda Game’s 2008 Equity Compensation Plan is administered by Shanda Games’ compensation committee, which has the discretion to award equity compensation grants. Subject to the provisions of the 2008 Equity Compensation Plan, including the limits upon the number of ordinary shares reserved for issuance under these plans, Shanda Games’ compensation committee determines who will receive equity compensation awards, the type and timing of awards to be granted, vesting schedules, exercise prices and other terms and conditions of the awards.
The table below sets forth the option grants made to our directors and executive officers pursuant to the Shanda Games 2008 Equity Compensation Plan as of March 31, 2011

	Number of
	Class A
	Ordinary Shares
	of Shanda
	Games to be		Per Share
	Issued Upon		Exercise
	Exercise of		Price
Name	Options		(in US$)	Date of Grant	Date of Expiration
Qunzhao Tan	*		3.40	March 19, 2010	March 19, 2020
	*	(1)	—	September 7, 2009	September 7, 2019
Danian Chen	*	(1)	—	September 7, 2009	September 7, 2019
Jingsheng Huang	*	(1)	—	September 7, 2009	September 7, 2019
Chengyu Xiong	*	(1)	—	September 7, 2009	September 7, 2019
Zhao Kai	*	(1)	—	September 7, 2009	September 7, 2019
Grace Wu	*	(1)	—	September 7, 2009	September 7, 2019
John Lee	*	(1)	—	October 1, 2010	October 1, 2020
Jin Zhang	*	(1)	—	September 7, 2009	September 7, 2019
Haifa Zhu	*	(1)	—	September 7, 2009	September 7, 2019
Danning Mi	*	(1)	—	September 7, 2009	September 7, 2019

*	Upon exercise of all options granted, would beneficially own less than 1% of Shanda Games’ outstanding ordinary shares.

(1)	Restricted shares.
In November 2010, Cloudary Corporation adopted its 2010 Equity Compensation Plan which provides for the issuance of up to 25,500,000 shares.
Cloudary Corporation’s 2010 Equity Compensation Plan is administered by its board of directors or one or more committees appointed by its board, which has the discretion to award equity compensation grants. Subject to the provisions of the 2010 Equity Compensation Plan, including the limits upon the number of ordinary shares reserved for issuance under these plans, Cloudary Corporation’s board of directors or the committee that administers its 2010 Equity Compensation plan determines who will receive equity compensation awards, the type and timing of awards to be granted, vesting schedules, exercise prices and other terms and conditions of the awards.

The table below sets forth the option grants made to our directors and executive officers pursuant to the Cloudary Corporation 2010 Equity Compensation Plan as of March 31, 2011:

	Number of
	Shares	Per Share
	Underlying	Exercise
	Options	Price
Name	Granted	(in US$)	Date of Grant	Date of Expiration
Qunzhao Tan	*	1.8	January 27, 2011	January 27, 2017
Grace Wu	*	1.8	January 27, 2011	January 27, 2017
John Lee	*	1.8	January 27, 2011	January 27, 2017
Jin Zhang	*	1.8	January 27, 2011	January 27, 2017
Haifa Zhu	*	1.8	January 27, 2011	January 27, 2017
Danning Mi	*	1.8	January 27, 2011	January 27, 2017

*	Upon exercise of all options granted, would beneficially own less than 1% of Cloudary Corporation’s outstanding ordinary shares.
For a description of our past stock option compensation expense and recent accounting changes, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—“Share-based Compensation.”
C. BOARD PRACTICES
Term and Severance Provisions of Directors and Executive Officers
Each of our directors holds office until a successor has been duly elected and qualified. All of our executive officers are appointed by and serve at the discretion of our board of directors. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.
Our board has determined that three members of our board of directors, namely Mr. Huang, Mr. Xiong and Mr. Zhao, are “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ Marketplace Rules.
Board Committees
Our board of directors has established an audit committee and a compensation committee.
Audit Committee
Our audit committee currently consists of Jingsheng Huang, Chengyu Xiong and Kai Zhao. Our board of directors has determined that all of our audit committee members are independent directors within the meaning of Rule 5605(a)(2) of the NASDAQ Marketplace Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, as amended, or the Exchange Act.
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

D. EMPLOYEES
As of December 31, 2008, 2009 and 2010, we had 3,124, 5,721 and 8,431 full-time employees, respectively. The following table sets forth the number of our employees by business line as of December 31, 2010.

	As of December 31, 2010
	Number	Percent
Headquarters	588	7%
Shanda Online	2,170	25.7%
Shanda Games	2,778	33.0%
Ku6 and certain of its affiliates	816	9.7%
Cloudary Corporation and certain of its affiliates	778	9.2%
Others	1,301	15.4%

Total	8,431	100%

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In addition to the benefits that we are required to provide to our employees pursuant to PRC regulations, we also provide life insurance and supplemental medical and housing insurance. The total amount of contributions we made to employee benefit plans in 2008, 2009 and 2010 were RMB46.1 million, RMB71.8 million and RMB138.2 million (US$20.9 million), respectively.
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
A. MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares, as of March 31, 2011:
•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own ordinary shares within the meaning of Rule 13d-3 of the Exchange Act.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 113,030,110 ordinary shares outstanding as of March 31, 2011.

	Shares Beneficially Owned
		Percentage of
Name	Number	Total
Tianqiao Chen(1)	62,454,538	55.3%
Premium Lead Company Limited(2)	60,000,000	53.1%
Crystal Day Holdings Limited(3)	11,938,212	10.6%
FMR LLC(4)	6,868,066	6.1%
Orbis Group(5)	12,801,576	11.3%
Qianqian Luo(6)	2,454,538	2.2%
Jingsheng Huang	*	*
Qunzhao Tan(7)	1,506,281	1.3%
Danian Chen(8)	1,156,270	1.0%
Grace Wu	*	*
Haifa Zhu	*	*
Danning Mi	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this table, would beneficially own less than 1% of our ordinary shares.

(1)	Represents 60,000,000 ordinary shares owned by Premium Lead and 2,454,538 ordinary shares, consisting of 1,227,269 ADSs, held by Fortune Capital Holdings Enterprises Limited. The number of shares owned by Premium Lead was taken from the Schedule 13G filed with the SEC by Tianqiao Chen on January 15, 2008. The percentage of beneficial ownership was calculated based on the amount of our ordinary shares outstanding as of March 31, 2011.

(2)	Tianqiao Chen is the sole shareholder of Shanda Media Limited, which owns 60% of First Step Investment Limited. First Step Investment Limited owns 60% of Premium Lead. Tianqiao Chen is a director of First Step Investment Limited and Premium Lead. The number of shares was taken from the Schedule 13G filed with the SEC by Premium Lead on January 15, 2008. The percentage of beneficial ownership was calculated based on the amount of our ordinary shares outstanding as of March 31, 2011.

(3)	Crystal Day Holdings Limited, a Hong Kong corporation, is wholly owned by Silver Rose Investment Limited. Silver Rose Investment Limited is a British Virgin Islands corporation, which in turn is wholly owned by HSBC International Trustee Limited acting as trustee of The C&T Trust. The number of shares was taken from the Schedule 13G filed with the SEC by Crystal Day Holdings Limited on January 7, 2008. The percentage of beneficial ownership was calculated based on the amount of our ordinary shares outstanding as of March 31, 2011.

(4)	The number of shares was taken from the Schedule 13G/A filed with the SEC by FMR LLC on June 10, 2010. The percentage of beneficial ownership was calculated based on the amount of our ordinary shares outstanding as of March 31, 2011.

(5)	The number of shares was taken from the Schedule 13G filed with the SEC by Orbis Group on February 14, 2011. The percentage of beneficial ownership was calculated based on the amount of our ordinary shares outstanding as of March 31, 2011.

(6)	Represents 2,454,538 ordinary shares, consisting of 1,227,269 ADSs, held by Fortune Capital Holdings Enterprises Limited. Ordinary shares held by Fortune Capital Holdings Enterprises Limited are held for the benefit of Qianqian Luo and her family members. Ms. Luo is our director and the wife of Tianqiao Chen, our chairman and chief executive officer.

(7)	These ordinary shares, or stock options to purchase ordinary shares, are held by DBS Trustees Limited acting as Trustees of the Three Gorges Trust for the benefit of Qunzhao Tan and his family members.

(8)	Represents 1,156,270 ordinary shares, consisting of 198,000 ordinary shares and 479,135 ADSs, held by DBS Trustees Limited acting as trustees of the Chi Feng Trust. Ordinary shares held by DBS Trustees Limited acting as trustees of the Chi Feng Trust are held for the benefit of Danian Chen and his family members.

None of our existing shareholders have voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2011, of the 113,030,110 issued and outstanding ordinary shares, approximately 38% of those ordinary shares were held in the United States in the form of ADSs by ten registered ADS holders.
B. RELATED PARTY TRANSACTIONS
Shanda Computer/Shanda Networking Arrangements
In order to comply with PRC regulations, as of the date of this annual report on Form 20-F, we operated our integrated service platform business in China through Shengzhan entities and Shanda Networking, a company wholly owned by Tianqiao Chen and Danian Chen, who are our founders and are also PRC citizens. We have entered into VIE agreements with Shanda Networking and its shareholders. The VIE agreements may only be amended with the approval of the audit committee of our board of directors.
Shareholder Rights and Corporate Governance
Transfer of Ownership When Permitted by Law. On December 30, 2003, Shengqu entered into a purchase option and cooperation agreement, or the purchase option agreement, with Tianqiao Chen, Danian Chen and Shanda Networking. Effective as of July 1, 2008, Shengqu assigned the purchase option agreement to Shanda Computer. Due to the assignment, Tianqiao Chen and Danian Chen jointly granted Shanda Computer an exclusive option to purchase all of their equity interest in Shanda Networking, and Shanda Networking granted Shanda Computer an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law or (2) to the extent permitted by law, with respect to his individual interest, either Tianqiao Chen and Danian Chen ceases to be a director or employee of Shanda Networking or desires to transfer his equity interest in Shanda Networking to a third party. Shanda Computer may purchase such interest or assets by itself or designate another party to purchase such interest or assets. The exercise price of the option will be the lowest price permitted by PRC law, or a pro rata portion thereof for a purchase of a portion of the equity interest in, or assets of, Shanda Networking. Shanda Computer will bear the tax consequences of Tianqiao Chen and Danian Chen caused by any exercise by Shanda Computer of the option to purchase the equity interest in Shanda Networking. Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered. Pursuant to the purchase option agreement, at all times before Shanda Computer acquires 100% of Shanda Networking’s shares or assets, Shanda Networking may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance relates to the daily operation of Shanda Networking or has been disclosed and consented to in writing by Shengqu; (2) enter into any transaction which may have a material effect on Shanda Networking’s assets, liabilities, operations, equity or other legal interests unless such transaction relates to the daily operation of Shanda Networking or has been disclosed and consented to in writing by Shanda Computer; and (3) distribute any dividends to its shareholders in any manner. Tianqiao Chen and Danian Chen may not cause Shanda Networking to amend its articles of association to the extent such amendment may have a material effect on Shanda Networking’s assets, liabilities, operations, equity or other legal interests except for pro rata increases of registered capital required by law.
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

Other Related Party Transactions
Game License Agreements with Actoz. On November 26, 2008, Shanda Games entered into an agreement with Actoz to extend the term of our exclusive license to operate Mir II in China for up to eight years. Shanda Games has also entered into agreements with Actoz for an exclusive license to operate other online games in China, such as Lazeska. Shanda Games owned approximately 51.6% of the outstanding stock of Actoz as of December 31, 2010.

Item 8.	Financial Information
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
Please see “Item 18. Financial Statements” for our audited consolidated financial statements filed as a part of this annual report on Form 20-F.
Legal Proceedings
We have been involved in litigation relating to copyright infringement and other matters in the ordinary course of our business. We have accrued a RMB4.9 million litigation provision in our consolidated balance sheets as of December 31, 2010. The provision was based on judgments handed down by the court and out-of-court settlements as of or after December 31, 2010 but related to alleged copyright infringement arising on or before the acquisition of Ku6, and also our best estimation according to the historical actual compensation amount per video paid by Ku6 in prior years and the advice from Ku6’s PRC counsel.
On November 8, 2010, the former shareholder of Chendgu Simo brought an action against Shanghai Shulong, alleging that Shanghai Shulong had failed to pay RMB48.8 million under the acquisition agreement of Chengdu Simo. We do not believe that Chengdu Simo has achieved the milestone in order for the plaintiff to claim the payment of RMB48.8 million. This case is currently pending in front of Shanghai No.1 Intermediate People’s Court.
We do not believe that the ongoing legal proceedings against us will result in material liability to us or will have a material adverse effect on our business, financial condition or results of operations.
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
B. SIGNIFICANT CHANGES
Since the date of the audited financial statements included as a part of this annual report on Form 20-F, the following significant changes have occurred:
In April 2011, we agreed to invest US$100,000,000 in Ku6 in the form of ordinary shares and senior convertible bonds. The transaction is expected to close in the early part of the third quarter of 2011.

In May 2011, Cloudary Corporation submitted a draft registration statement on Form F-1 to the SEC for a proposed initial public offering, subject to market condition.

Item 9.	The Offer and Listing
A. OFFER AND LISTING DETAILS
Price Range of American Depositary Shares
Our ADSs, each representing two of our ordinary shares, have been listed on the NASDAQ Global Market since May 13, 2004. Our ADSs trade under the symbol “SNDA.” The following table provides the high and low sale prices for our ADSs on the NASDAQ Global Select Market for (1) the years 2006, 2007, 2008, 2009 and 2010, (2) each of the quarters since the first quarter of 2009, and (3) each of the most recent six months. On June 28, 2011, the last reported sale price for our ADSs was US$38.59 per ADS.

	Market Price (US$)
	High	Low
Yearly highs and lows
Year 2006	22.21	12.23
Year 2007	39.89	20.59
Year 2008	37.60	21.08
Year 2009	63.66	26.19
Year 2010	59.00	36.33
Quarterly highs and lows:
First quarter 2009	39.53	26.19
Second quarter 2009	63.66	40.80
Third quarter 2009	61.93	45.40
Fourth quarter 2009	53.14	40.34
First quarter 2010	59.00	38.50
Second quarter 2010	46.34	38.62
Third quarter 2010	43.99	36.33
Fourth quarter 2010	43.75	37.86
First quarter 2011	48.88	39.00
Second quarter 2011 (through June 28, 2011)	54.20	35.15
Monthly highs and lows:
December 2010	40.39	37.86
January 2011	41.60	39.11
February 2011	45.57	39.00
March 2011	48.88	41.01
April 2011	54.20	42.29
May 2011	50.67	40.81
June 2011 (through June 28, 2011)	43.51	35.15
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
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
We incorporate by reference into this annual report on Form 20-F the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-114177) filed with the SEC on May 7, 2004.
C. MATERIAL CONTRACTS
We have not entered into any material contracts other than in the ordinary course of business or other than those described in “Item 4. Information on the Company” and elsewhere in this annual report on Form 20-F.
D. EXCHANGE CONTROLS
Most of our revenues are denominated in Renminbi, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Fluctuations in exchange rates, particularly those involving the U.S. dollar, and the Korean Won, may affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in Renminbi terms. Where our operations conducted in Renminbi are reported in dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under that system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of the Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified bank around the central bank’s daily exchange rate. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. From July 2008 to June 2010, the Renminbi traded within a narrow range against the U.S. dollar. Since June 2010 the Renminbi has further appreciated against the U.S. dollar, from approximately RMB6.83 per U.S. dollar as of June 1, 2010 to approximately RMB6.56 per U.S. dollar as of February 4, 2011. As most of our revenues are denominated in Renminbi, such a potential future devaluation of the Renminbi against the U.S. dollar could negatively impact our results of operations.
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
For more information about foreign exchange control and other foreign exchange regulations in China, see “Item 3D. Risk Factors.”
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
People’s Republic of China Taxation
In 2007, China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on dividends payable to our non-PRC shareholders and, while less clear, with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains. See “Item3D. Risk Factors — Risk Related to the People’s Republic of China — We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and ADSs may also be subject to PRC tax if we are treated as a PRC “resident enterprise”.”
If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.

In connection with the New EIT Law, the Ministry of Finance and the SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice Concerning the Strengthening of Enterprise Income Tax Administration with Respect to Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The PRC tax authorities have the discretion under Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.
Under Circular 698, when a non-PRC resident enterprise directly or indirectly transfers equity interest in a PRC-resident enterprise and enterprise income tax on the capital gains from such transfer of equity interest is not withheld, such non-PRC tax resident must file with PRC tax authorities and pay tax on the capital gains. Thus, our investors that are non-PRC resident enterprises may be required by the PRC tax authorities to make a filing upon the transfer of our ADSs or ordinary shares, and may be required to pay PRC tax on gains realized from such transfer at a rate of 10% even if we are not treated as a PRC “resident enterprise.”
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
This summary does not describe all of the U.S. federal income tax consequences that may be applicable to a U.S. Holder that is subject to special treatment under the U.S. federal income tax laws, including:
•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•	a person holding our ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of tax accounting for its securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person whose “functional currency” is not the U.S. dollar; or

•	a person who has acquired our ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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
If a partnership holds ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding our ADSs should consult their tax advisors.
This summary does not contain a detailed description of all the U.S. federal income tax consequences to prospective investors in light of their particular circumstances. Investors considering the purchase, ownership or disposition of our ADSs should consult their own tax advisors concerning the U.S. federal income tax consequences to them in light of their particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.
The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of American depositary shares and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain noncorporate holders. Accordingly, the creditability of PRC taxes and availability of the reduced tax rate for dividends received by certain noncorporate holders described below could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.
ADSs
If a U.S. Holder holds ADSs, for U.S. federal income tax purposes, such U.S. Holder generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.
Taxation of Dividends
We do not anticipate paying dividends on our ordinary shares or indirectly on our ADSs, in the foreseeable future. See “Item 8A. Consolidated Statements and Other Financial Information — Dividend Policy.”
Subject to the “Passive Foreign Investment Company Rules” discussion below, the gross amount of distributions on the ADSs will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We do not expect to maintain earnings and profits calculations in accordance with U.S. federal income tax principles. Therefore, it is expected that a distribution will generally be reported as a dividend. Such income will be includable in a U.S. Holder’s gross income as ordinary income on the day actually or constructively received by the depositary. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.
Subject to the discussion above regarding concerns expressed by the U.S. Treasury and subject to applicable limitations, dividends paid to certain noncorporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at a maximum rate of 15%. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends given their particular circumstances.
As described in “Item 10E. Taxation — People’s Republic of China Taxation,” if we were deemed to be a resident enterprise under PRC tax law, dividends paid with respect to our ADSs might be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. The amount of the dividend generally will be treated as foreign-source dividend income to U.S. Holders for foreign tax credit purposes. Subject to applicable limitations (including, among other things, a specified minimum holding period for the ADSs during which a U.S. Holder is not protected from risk of loss), and subject to the discussion above regarding concerns expressed by the U.S. Treasury, any PRC income taxes withheld from dividends will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. Instead of claiming a credit, U.S. Holders may, at their election, deduct such PRC taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Taxation of Capital Gains
For U.S. federal income tax purposes and subject to the discussion under “— Passive Foreign Investment Company Rules” below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of ADSs in an amount equal to the difference between the amount realized for the ADSs and its tax basis in the ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S.-source gain or loss.
As described in “Item 10E. Taxation—People’s Republic of China Taxation,” if we were deemed to be a resident enterprise under PRC tax law, gains from dispositions of our ADSs may be subject to PRC withholding tax. In that case, the amount realized by U.S. Holders would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any such gain would generally be characterized as U.S.-source income, U.S. Holders eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat the disposition gain as foreign-source gain for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding their eligibility for benefits under the income tax treaty between the United States and the PRC and the creditability of any PRC withholding tax on disposition of gains in their particular circumstances.
Passive Foreign Investment Company Rules
There is a significant risk that (i) we were a passive foreign investment company (a “PFIC”) for the taxable year ending December 31, 2010, and (ii) we are now or will be one in the future. The determination of whether we are a PFIC is subject to uncertainty because it is not clear how the VIE agreements between the PRC operating companies and us will be treated for purposes of the PFIC rules, and because of uncertainty with respect to the valuation of our assets as well as the uncertain characterization of our assets and income, including goodwill, for purposes of the PFIC rules.
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
PFIC classification is tested annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year because of our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs, such U.S Holder will be subject to special tax rules discussed below.

Provided that a U.S. Holder does not make a mark-to-market election described below, if we are a PFIC for any taxable year during which such U.S. Holder holds our ADSs, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs. Distributions received in a taxable year will be treated as excess distributions to the extent they exceed 125% of the average annual distributions received during the shorter of the three preceding taxable years or such U.S. Holder’s holding period for the ADSs. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
In addition, noncorporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends paid by us in taxable years beginning before January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held an ADS, unless otherwise provided by the U.S. Treasury, such U.S. Holder would be required to file an annual report containing such information as the U.S. Treasury may require.
If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.
Alternative treatment will be available if a U.S. Holder makes a valid election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the NASDAQ Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.
If a U.S. Holder makes an effective mark-to-market election, such U.S. Holder will include in each year as ordinary income the excess of the fair market value of its ADSs at the end of the year over its adjusted tax basis in the ADSs. A U.S. Holder will be entitled to deduct as an ordinary loss each year the excess of its adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election and whether making the election would be advisable in their particular circumstances.
We do not intend to provide information necessary for a U.S. Holder to make a “qualified electing fund” election, which if available would result in tax treatment different from the general tax treatment for PFICs described above (which alternative tax treatment could, in certain circumstances, mitigate the adverse tax consequences of holding shares in a PFIC).
U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding ADSs if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding
In general, information reporting will apply to dividends in respect of our ADSs and the proceeds from the sale, exchange or redemption of our ADSs that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless such U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if such U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.
Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.
For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of ordinary shares or ADSs.
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENTS BY EXPERTS
Not applicable.
H. DOCUMENTS ON DISPLAY
We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-6, a registration statement on Form F-3, and a registration statement on Form 8-A, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This annual report on Form 20-F summarizes material provisions of contracts and other documents to which we refer you. Since the annual report on Form 20-F may not contain all the information that you may find important, you should review a full text of these documents.
The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov. The information on that website is not a part of this annual report on Form 20-F.
We will furnish to The Bank of New York, Mellon, as depositary of our ADSs, copies of our annual report on Form 20-F. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs by e-mail. Hard copies of our annual report on Form 20-F will be provided on demand. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.
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
Foreign Currency Risk
Most of our revenues and expenses are denominated in Renminbi, with a portion in U.S. dollar and Korean Won. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our PRC companies. Based on the amount of our cash and cash equivalents as of December 31, 2010, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB167.4 million (US$25.4 million) of our total amount of cash and cash equivalents.
In China, very limited hedging transactions are available to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. See “Item 10D. Exchange Controls.”

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
Holders of our ADRs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

Persons depositing or withdrawing shares or surrendering or
being issued ADRs must pay:	For:

Taxes, stamp duty and other governmental charges	• As necessary

Registration fees	• For the registration of transfers of ADSs

Cable, telex and facsimile transmission expenses	• As necessary

A fee of US$5.00 or less per 100 ADS	• The execution and delivery of ADRs and the surrender of ADRs

• Distributions other than cash, shares, or rights to subscribe for additional shares

A fee of US$0.02 or less per ADS	• Any cash distributions

• For depositary services, except to the extent a fee of US$0.02 was charged for any cash distributions during the same calendar year

Any charges, fees or expenses incurred by the Depositary or its agents for servicing the deposited securities (which charge shall be payable at the sole discretion of the Depositary by billing holders for such charge or by deducting such charge from one or more cash dividends or other cash distributions).
• As necessary

The Depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with the program. For the year ended December 31, 2010, the Depositary reimbursed US$193,454 for costs related to the program.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
A. — D. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
Not applicable.
E. USE OF PROCEEDS
Not applicable.

Item 15.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this annual report on Form 20-F, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in by the SEC’s rules and regulations.

Management’s Report on Internal Control over Financial Reporting
Management of Shanda Interactive Entertainment Limited (together with its consolidated subsidiaries, the “Group”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Group’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the Group conducted an assessment of the effectiveness of its internal control over financial reporting based upon criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. The Group’s management has excluded Goldcool, Mochi Media and Eyedentity from its assessment of internal control over financial reporting as of December 31, 2010 because Goldcool, Mochi and Eyedentity were acquired by the Group in purchase business combinations during 2010. Goldcool, Mochi and Eyedentity are our wholly-owned subsidiaries whose total assets and total revenues, after the elimination of all intercompany transactions and balances, represent, in the aggregate, 2% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010. Based on this assessment, management determined that the Group’s internal control over financial reporting was effective as of December 31, 2010.
The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, as stated in its report included on page F-2. PricewaterhouseCoopers Zhong Tian CPAs Limited Company has also excluded Goldcool, Mochi and Eyedentity from its audit of internal control over financial reporting.
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2010, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2009	2010
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	26,290	24,117	3,859
Including: Shanda Games	11,540	8,486	1,491
Ku6	2,380	6,776	1,027
Audit-related fees (2)	550	470	71
Including: Shanda Games	—	—	—
Ku6	—	—	—
Others (3)	—	195	30
Including: Shanda Games	—	—	—
Ku6	—	195	30

Total	26,840	24,782	3,960

(1)	Audit fees means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. Services comprising the fees disclosed under this category also involve principally limited reviews performed on our consolidated financial statements and the audits of the annual financial statements of our subsidiaries and affiliated companies.

(2)	Audit-related fees means the aggregate fees in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	Other fees means the aggregate fees for compliance, advisory and other tax related service.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

				(d) Maximum
				Approximate U.S.
		(b) Average Price	(c) Total Number of	dollar Value of ADS
	(a) Total Number of	Paid per ADS in	ADS Purchased as	that May Yet Be
	ADS Purchased	US$	Part of Publicly	Purchased Under
Period	(1)	(2)	Announced Plan	the Plan in US$
March 1 – March 31, 2010	4,699,639	42.28	4,699,639	423,988,021
April 1 – April 30, 2010	2,211,072	44.71	2,211,072	325,130,992
May 1 – May 31, 2010	2,512,500	42.53	2,512,500	218,274,367
June 1 – June 30, 2010	535,783	41.99	535,783	195,776,839
September 1 – September 30, 2010	445,143	38.29	445,143	178,732,314
October 1 – October 31, 2010	552,675	39.50	552,675	156,901,652
November 1 – November 30, 2010	205,423	39.92	205,423	148,701,166
December 1 – December 31, 2010	346,954	39.24	346,954	135,086,692
January 1 – January 31, 2011	102,404	39.81	102,404	131,009,989
February 1 – February 28, 2011	49,389	39.89	49,389	129,039,862
June 1 – June 28, 2011	319,064	37.04	319,064	117,221,731

(1)	On September 8, 2008, we announced that our board of directors authorized us to repurchase up to US$200 million worth of our outstanding ADSs from time to time and on December 30, 2008, our board of directors authorized us to repurchase an additional US$100 million worth of outstanding ADSs. On March 22, 2010, we announced that our board of directors authorized us to repurchase up to US$300 million worth of our outstanding ADSs from time to time. On June 1, 2010, we announced that our board of directors authorized us to repurchase up to US$200 million worth of our outstanding ADSs from time to time.

(2)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
Pursuant to the NASDAQ Marketplace Rules, foreign private issuers such as our company may follow home-country practice in lieu of certain NASDAQ corporate governance requirements. A majority of our directors do not qualify as independent directors. In addition, we do not have a nominations committee, nor is independent director involvement required in the selection of director nominees or in the determination of executive compensation. This home country practice of ours differs from Rules 5605(b), (d) and (e) of the NASDAQ Marketplace Rules, because there are no specific requirements under Cayman Islands law on director independence or on the establishment of a nominations committee, and neither are there any requirements on independent directors’ involvement in the selection of director nominees nor in the determination of executive compensation.
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
Not applicable.

Item 18.	Financial Statements
The consolidated financial statements for Shanda Interactive and its subsidiaries are included at the end of this annual report on Form 20-F.

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

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 1 to our Post-Effective Amendment No. 1 to the Form F-6 (file no. 333-114759) filed with the Commission on June 9, 2004).

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

2.5
Indenture dated September 16, 2008, among Shanda Interactive Entertainment Limited, as Issuer, Citicorp International Limited, as Trustee, and Citibank, N.A., London Branch, as Paying Agent, Note Registrar, Conversion Agent and Custodian (incorporated by reference to Exhibit 2.5 to our amended 2009 annual report on Form 20-F/A (file no. 000-50705) filed with the Commission on November 5, 2010).

2.6
Form of 2.0% Convertible Senior Note due 2011 (incorporated by reference to Exhibit 2.5 to our amended 2009 annual report on Form 20-F/A (file no. 000-50705) filed with the Commission on November 5, 2010).

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
4.29
Extension Agreement among Actoz Soft Co., Ltd, Shanghai Shanda Networking Co., Ltd., and Shanghai Pudong Imp. & Exp. Co., Ltd., dated September 22, 2005 (Incorporated by reference to Exhibit 4.21 to our 2005 annual report on Form 20-F (file no. 000-50705) filed with the Commission on June 29, 2006).

4.30
Extension Agreement II among Actoz Soft Co., Ltd, Shengqu Information Technology (Shanghai) Co., Ltd. and Shanghai Pudong Imp. & Exp. Co., Ltd., dated November 26, 2008 (incorporated by reference to Exhibit 10.21 to Shanda Games Limited’s Registration Statement on Form F-1 (file no. 333-161708) filed with the Commission on September 3, 2009).

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

4.33
Cloudary Corporation 2010 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to Cloudary Corporation Registration Statement on Form F-1 (file no. 333-174455) filed with the Commission on May 24, 2011).

8.1	*	List of Subsidiaries.

11.1		Code of Ethics (incorporated by reference to Exhibit 11.1 to our 2004 annual report on Form 20-F (file no. 000-50705) filed with the Commission on May 31, 2005).

12.1	*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	*	Certification of Chief Executive Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	*	Certification of Chief Financial Officer Required by Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, independent registered public accounting firm.

*	filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Chairman and Chief Executive Officer
Date: June 30, 2011

INDEX TO FINANCIAL STATEMENTS
SHANDA INTERACTIVE ENTERTAINMENT COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
SHANDA INTERACTIVE ENTERTAINMENT LIMITED:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Shanda Interactive Entertainment Limited (the “Company”) and its subsidiaries at December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Item 15 of the accompanying Form 20-F (“Management’s Report on Internal Control over Financial Reporting”). Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 4 to the consolidated financial statements, in 2009 the Company changed the manner in which it accounts for business combinations in consolidated subsidiaries.

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
As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15, management has excluded Goldcool Holdings Limited (“Goldcool”), Mochi Media, Inc. (“Mochi”) and Eyedentity Games, Inc. (“Eyedentity”) from its assessment of internal control over financial reporting as of December 31, 2010 because Goldcool, Mochi and Eyedentity were acquired by the Company in purchase business combinations during 2010. We have also excluded Goldcool, Mochi and Eyedentity from our audit of internal control over financial reporting. Goldcool, Mochi and Eyedentity are wholly-owned subsidiaries whose total assets and total revenues, after the elimination of all intercompany transactions and balances, represent, in the aggregate, 2% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
June 30, 2011

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended December 31
	Notes	2008	2009	2010	2010
		RMB	RMB	RMB	US$
			(Adjusted)
			(Note 7)		(Note 4(4))

Net revenues	4(21)	3,569,068,428	5,235,377,876	5,572,249,658	844,280,251

Cost of revenue	4(24)	(1,020,470,247)	(1,477,626,160)	(2,153,541,413)	(326,294,153)

Gross profit		2,548,598,181	3,757,751,716	3,418,708,245	517,986,098

Operating expenses:
Product development	4(25)	(274,653,604)	(417,277,574)	(683,364,752)	(103,540,114)
Sales and marketing	4(26)	(317,950,533)	(516,932,144)	(771,570,907)	(116,904,683)
General and administrative	4(27)	(513,710,546)	(779,155,362)	(1,112,944,794)	(168,627,999)

Total operating expenses		(1,106,314,683)	(1,713,365,080)	(2,567,880,453)	(389,072,796)

Operating income from continuing operations		1,442,283,498	2,044,386,636	850,827,792	128,913,302

Interest income		72,590,963	71,116,026	144,538,902	21,899,834
Interest expense	21	(30,023,098)	(100,739,360)	(102,605,627)	(15,546,307)
Investment income	15	8,179,567	42,523,915	3,654,635	553,733
Other income, net	8	29,380,468	203,577,688	254,830,276	38,610,648

Income before income tax expenses from continuing operations		1,522,411,398	2,260,864,905	1,151,245,978	174,431,210

Income tax expenses	9	(276,471,101)	(485,796,644)	(369,758,991)	(56,024,090)
Equity in losses of affiliated companies	14	(337,384)	(50,544,885)	(8,992,925)	(1,362,564)

Income from continuing operations, net of tax		1,245,602,913	1,724,523,376	772,494,062	117,044,556

Discontinued operations	7
Loss from discontinued operations, net of tax		—	(4,968,389)	(46,950)	(7,114)
Gain from disposal of discontinued operations, net of tax		—	—	30,604,371	4,637,026

Income (loss) from discontinued operations, net of tax			(4,968,389)	30,557,421	4,629,912

Net income		1,245,602,913	1,719,554,987	803,051,483	121,674,468
Add: Net loss attributable to the non-controlling interests from discontinued operations	7	—	2,432,847	11,055	1,675
Less: Net income attributable to non-controlling interests from continuing operations	4(37), 23	(12,157,777)	(116,175,822)	(178,180,675)	(26,997,072)
Less: Net income attributable to redeemable preferred shares issued by a subsidiary and redeemable non-controlling interests from continuing operations	6, 22	(4,770,940)	(13,247,741)	(10,730,895)	(1,625,893)

Net income attributable to Shanda Interactive Entertainment Limited		1,228,674,196	1,592,564,271	614,150,968	93,053,178

Income from continuing operations, net of tax, attributable to Shanda Interactive Entertainment Limited		1,228,674,196	1,595,099,813	583,582,492	88,421,591
Income (loss) from discontinued operations, net of tax, attributable to Shanda Interactive Entertainment Limited	7	—	(2,535,542)	30,568,476	4,631,587

Net income attributable to Shanda Interactive Entertainment Limited		1,228,674,196	1,592,564,271	614,150,968	93,053,178

Net income		1,245,602,913	1,719,554,987	803,051,483	121,674,468
Other comprehensive income:
Unrealized appreciation (depreciation) of marketable securities	4(8)	110,007	6,606,990	(3,848,754)	(583,145)
Unrealized appreciation of investment in securities		—	—	500,000	75,758
Currency translation adjustments of the Company	4(3)	(39,401,357)	122,772	92,521,390	14,018,392
Currency translation adjustments of subsidiaries	4(3)	(144,702,343)	41,853,012	(183,491,059)	(27,801,676)

Comprehensive income		1,061,609,220	1,768,137,761	708,733,060	107,383,797
Comprehensive (income)/loss attributable to non-controlling interests		55,277,752	(148,896,893)	(185,905,273)	(28,167,466)

Comprehensive income attributable to Shanda Interactive Entertainment Limited		1,116,886,972	1,619,240,868	522,827,787	79,216,331

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

		For the years ended December 31
	Notes	2008	2009	2010	2010
	(cont’d)	RMB	RMB	RMB	US$
			(Adjusted)
			(Note 7)		(Note 4(4))

Earnings per share-Basic	4(33), 10
Income from continuing operations attributable to Shanda Interactive Entertainment Limited common shareholders		8.59	11.88	4.86	0.74
Income (loss) from discontinued operations attributable to Shanda Interactive Entertainment Limited common shareholders		—	(0.02)	0.25	0.03

Net income attributable to Shanda Interactive Entertainment Limited common shareholders		8.59	11.86	5.11	0.77

Earnings per share-Diluted	4(33), 10
Income from continuing operations attributable to Shanda Interactive Entertainment Limited common shareholders		8.49	11.47	4.74	0.72
Income (loss) from discontinued operations attributable to Shanda Interactive Entertainment Limited common shareholders		—	(0.02)	0.25	0.03

Net income attributable to Shanda Interactive Entertainment Limited common shareholders		8.49	11.45	4.99	0.75

Earnings per ADS-Basic
Income from continuing operations attributable to Shanda Interactive Entertainment Limited common shareholders		17.18	23.76	9.72	1.48
Income (loss) from discontinued operations attributable to Shanda Interactive Entertainment Limited common shareholders		—	(0.04)	0.50	0.06

Net income attributable to Shanda Interactive Entertainment Limited common shareholders		17.18	23.72	10.22	1.54

Earnings per ADS-Diluted
Income from continuing operations attributable to Shanda Interactive Entertainment Limited common shareholders		16.98	22.94	9.48	1.44
Income (loss) from discontinued operations attributable to Shanda Interactive Entertainment Limited common shareholders		—	(0.04)	0.50	0.06

Net income attributable to Shanda Interactive Entertainment Limited common shareholders		16.98	22.90	9.98	1.50

Weighted average ordinary shares outstanding	10
Basic		142,991,542	134,265,829	120,125,785	120,125,785

Diluted		144,674,902	138,503,917	123,075,244	123,075,244

Weighted average ADS outstanding
Basic		71,495,771	67,132,915	60,062,893	60,062,893

Diluted		72,337,451	69,251,959	61,537,622	61,537,622

Share-based compensation included in:	4(28), 25
Cost of revenue		(857,570)	(1,175,183)	(761,349)	(115,356)
Product development		(1,865,540)	(2,113,105)	(33,145,629)	(5,022,065)
Sales and marketing		(1,000,655)	(1,102,519)	(1,319,560)	(199,933)
General and administrative		(52,318,564)	(164,910,525)	(163,287,169)	(24,740,480)
The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,	December 31,
	Note	2009	2010	2010
		RMB	RMB	US$
				(Note 4(4))
ASSETS
Current assets:
Cash and cash equivalents	4(5), 11	10,959,312,759	5,550,159,589	840,933,271
Restricted Cash	4(6)	54,470,589	5,432,180	823,058
Short-term investments	4(7)	2,046,760,799	2,257,852,616	342,098,881
Marketable securities	4(8), 15	20,791,016	16,942,262	2,567,009
Accounts receivable, net of allowance for doubtful accounts	4(9), 12	115,710,131	260,273,546	39,435,386
Due from related parties		432,163	—	—
Inventories	4(10), 13	30,896,767	130,808,575	19,819,481
Deferred licensing fees and related costs	4(23)	56,258,356	48,301,615	7,318,427
Prepayments and other current assets		218,872,712	425,722,100	64,503,348
Deferred tax assets	7	118,236,416	115,649,430	17,522,641

Total current assets		13,637,731,953	8,811,141,913	1,335,021,502

Time deposits with maturity over one year	4(7)	—	1,215,273,568	184,132,359
Investment in equity and cost method investees	4(12), 14	55,334,219	237,487,754	35,982,993
Investment in securities	4(11)	7,000,000	41,630,500	6,307,652
Property and equipment	4(13), 16	481,362,227	715,402,514	108,394,320
Intangible assets	4(14), 17	881,815,458	2,020,327,862	306,110,282
Goodwill	4(16), 18	665,740,540	1,142,934,128	173,171,838
Long-term rental deposits		64,759,087	62,794,465	9,514,313
Long-term prepayments	4(17)	206,544,329	390,413,518	59,153,563
Other long term assets	4(18)	158,882,831	235,647,719	35,704,200
Non-current deferred tax assets	9	16,266,128	19,765,737	2,994,809

Total assets		16,159,446,527	14,892,819,678	2,256,487,831

LIABILITIES
Current liabilities:
Short term loan		15,000,000	—	—
Accounts payable		104,879,526	415,596,082	62,969,103
Licensing fees payable		224,498,615	246,959,117	37,418,048
Taxes payable		205,510,818	211,135,945	31,990,295
Deferred revenue	4(22)	452,252,511	729,541,043	110,536,522
Due to related parties	27	6,193,386	3,134,102	474,864
Other payables and accruals	20	787,561,511	826,912,049	125,289,704
Deferred tax liabilities	9	107,848,669	93,942,932	14,233,778
Convertible debt within one year	21	—	1,052,762,532	159,509,475

Total current liabilities		1,903,745,036	3,579,983,802	542,421,789

Non-current deferred tax liabilities	9	65,020,798	389,971,837	59,086,642
Non-current income tax liabilities	9	9,427,110	9,427,110	1,428,350
Non-current deferred revenue	4(22)	3,545,728	76,313,953	11,562,720
Other long-term liabilities		16,568,948	49,311,847	7,471,492
Convertible debt	21	1,013,863,901	—	—

Total liabilities		3,012,171,521	4,105,008,549	621,970,993

Commitments and contingencies	30	—	—	—

Redeemable preferred shares issued by a subsidiary and redeemable non-controlling interests	6, 22	157,982,473	25,296,245	3,832,764

Shareholders’ equity
Ordinary shares (US$0.01 par value, 186,000,000 shares authorized, 134,862,854 and 112,518,724 issued and outstanding as of December 31, 2009 and 2010)		11,278,654	9,756,982	1,478,331
Additional paid-in capital		8,345,532,165	6,976,772,960	1,057,086,812
Statutory reserves	4(31)	196,324,836	207,573,567	31,450,540
Accumulated other comprehensive loss		(89,197,412)	(191,122,267)	(28,957,918)
Retained earnings		3,082,085,053	1,704,676,130	258,284,262

Total Shanda shareholders’ equity		11,546,023,296	8,707,657,372	1,319,342,027
Non-controlling interests	4(37),23	1,443,269,237	2,054,857,512	311,342,047

Total equity		12,989,292,533	10,762,514,884	1,630,684,074

Total liabilities and shareholders’ equity		16,159,446,527	14,892,819,678	2,256,487,831

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Share
	(US$0.01 Par Value)				Accumulated Other		Total Shanda
	Number of		Additional	Statutory	Comprehensive	Retained	Shareholders’	Non-controlling
	Shares	Par Value	Paid in Capital	Reserves	Income (Loss)	Earnings	Equity	interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	144,741,544	11,962,574	2,099,657,388	147,694,485	(22,170,294)	1,386,272,658	3,623,416,811	216,297,997	3,839,714,808
Exercise of share option	1,227,728	85,306	42,359,041	—	—	—	42,444,347	—	42,444,347
Share-based compensation	—	—	52,873,494	—	—	—	52,873,494	3,168,835	56,042,329
Repurchase of shares	(9,037,538)	(630,706)	(98,295,606)	—	—	(740,759,871)	(839,686,183)	—	(839,686,183)
Prepayment for share repurchase	—	—	(373,067,467)	—	—	—	(373,067,467)	—	(373,067,467)
Repurchase of own shares by a subsidiary	—	—	(8,950,757)	—	—	—	(8,950,757)	(8,915,025)	(17,865,782)
Unrealized net appreciation of marketable securities	—	—	—	—	110,007	—	110,007	—	110,007
Currency translation adjustments of the Company	—	—	—	—	(39,401,357)	—	(39,401,357)	—	(39,401,357)
Currency translation adjustments of a subsidiary	—	—	—	—	(72,495,874)	—	(72,495,874)	(72,206,469)	(144,702,343)
Equity pick-up of the equity movement in an affiliated company	—	—	842,282	—	—	—	842,282	838,923	1,681,205
Purchase of additional equity interest in a subsidiary	—	—	—	—	—	—	—	(11,126,657)	(11,126,657)
Non-controlling interest arising from business combination	—	—	—	—	—	—	—	3,810,010	3,810,010
Capital contribution to a subsidiary by non-controlling shareholders	—	—	—	—	—	—	—	5,000	5,000
Allocation of equity component of convertible debt upon issuance	—	—	216,269,142	—	—	—	216,269,142	—	216,269,142
Net income	—	—	—	—	—	1,228,674,196	1,228,674,196	12,157,777	1,240,831,973
Appropriations to statutory reserves	—	—	—	36,060,017	—	(36,060,017)	—	—	—

Balance as of December 31, 2008	136,931,734	11,417,174	1,931,687,517	183,754,502	(133,957,518)	1,838,126,966	3,831,028,641	144,030,391	3,975,059,032

Exercise of share option	1,390,332	85,572	72,182,442	—	—	—	72,268,014	—	72,268,014
Share-based compensation	—	—	26,837,206	—	—	—	26,837,206	142,464,126	169,301,332
Repurchase of shares	(3,604,132)	(233,989)	336,269,839	—	—	(336,035,850)	—	—	—
Exercise of share option of subsidiaries	—	—	1,263,127	—	9,990	—	1,273,117	14,741,100	16,014,217
Unrealized net appreciation of marketable securities	—	—	—	—	6,963,156	—	6,963,156	(356,166)	6,606,990
Currency translation adjustments of the Company	—	—	—	—	122,772	—	122,772	—	122,772
Currency translation adjustments of a subsidiary	—	—	—	—	19,590,669	—	19,590,669	22,262,343	41,853,012
Convertible debt conversion	144,920	9,897	(7,337,074)	—	—	—	(7,327,177)	—	(7,327,177)
Change of economic interests in Shanda Games Limited upon its initial public offering	—	—	5,993,051,794	—	18,083,509	—	6,011,135,303	686,219,787	6,697,355,090
Purchase of additional equity interest in subsidiaries from non-controlling shareholders	—	—	(4,677,433)	—	(9,990)	—	(4,687,423)	(18,935,201)	(23,622,624)
Non-controlling interest arising from business combination	—	—	—	—	—	—	—	332,628,354	332,628,354
Capital contribution to a subsidiary by non-controlling shareholders	—	—	—	—	—	—	—	2,726,275	2,726,275
Capital contribution to a subsidiary attributable to non-controlling interest	—	—	(3,745,253)	—	—	—	(3,745,253)	3,745,253	—
Net income	—	—	—	—	—	1,592,564,271	1,592,564,271	113,742,975	1,706,307,246
Appropriations to statutory reserves	—	—	—	12,570,334	—	(12,570,334)	—	—	—

Balance as of December 31, 2009	134,862,854	11,278,654	8,345,532,165	196,324,836	(89,197,412)	3,082,085,053	11,546,023,296	1,443,269,237	12,989,292,533

	Ordinary Share
	(US$0.01 Par Value)				Accumulated Other		Total Shanda
	Number of		Additional	Statutory	Comprehensive	Retained	Shareholders’	Non-controlling
	Shares	Par Value	Paid in Capital	Reserves	Income (Loss)	Earnings	Equity	interests	Total Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Exercise of share option	673,952	45,166	38,381,610	—	—	—	38,426,776	—	38,426,776
Share-based compensation	—	—	20,175,697	—	—	—	20,175,697	177,931,336	198,107,033
Repurchase of shares of the Company	(23,018,378)	(1,566,858)	(1,340,332,898)	—	—	(1,980,311,160)	(3,322,210,916)	—	(3,322,210,916)
Repurchase of shares of a subsidiary	—	—	(113,974,438)	—	(756,938)	—	(114,731,376)	(141,193,745)	(255,925,121)
Exercise of share options of subsidiaries	—	—	5,087,871	—	199,972	—	5,287,843	23,662,453	28,950,296
Unrealized net depreciation of marketable securities	—	—	—	—	(2,759,518)	—	(2,759,518)	(1,089,236)	(3,848,754)
Unrealized appreciation of investment in securities					500,000		500,000		500,000
Currency translation adjustments of the Company	—	—	—	—	92,521,390	—	92,521,390	—	92,521,390
Currency translation adjustments of subsidiaries	—	—	—	—	(181,585,053)	—	(181,585,053)	(1,906,006)	(183,491,059)
Convertible debt conversion	296	20	(24,614)	—	—	—	(24,594)	—	(24,594)
Purchase of additional equity interest in a subsidiary from non-controlling shareholders	—	—	2,845,547	—	—	—	2,845,547	(25,814,014)	(22,968,467)
Issuance of ordinary shares and options by Shanda Games Limited relating to acquisition of Mochi Media, Inc.	—	—	15,765,633	—	—	—	15,765,633	8,284,397	24,050,030
Issuance of ordinary shares by Hurray! Holding Co., Ltd. (“Hurray Holding”) relating to acquisition of Ku6 Holding Limited	—	—	41,031,687	—	(9,398,000)	—	31,633,687	156,718,694	188,352,381
Non-controlling interest arising from other business combinations	—	—	—	—	—	—	—	97,997,032	97,997,032
Change in equity interests in Shanda Games Limited relating to purchase equity investment from other entity under common control by Shanda	—	—	2,442,547	—	—	—	2,442,547	(2,442,547)	—
Change in equity interests in Hurray Holding relating to transfer the online audio business to Hurray Holding and acquire the wireless value-added service and recorded music businesses from Hurray Holding	—	—	(38,937,610)	—	—	—	(38,937,610)	38,937,610	—
Issuance of ordinary shares by Hurray Holding to purchase additional equity interests in the online audio business from non-controlling shareholders	—	—	(1,855,557)	—	—	—	(1,855,557)	1,855,557	—
Capital contribution to subsidiaries by non-controlling shareholders	—	—	635,320	—	—	—	635,320	102,704,680	103,340,000
Disposal of a subsidiary by Hurray Holding	—	—	—	—	(646,708)	—	(646,708)	(2,227,556)	(2,874,264)
Net income	—	—	—	—	—	614,150,968	614,150,968	178,169,620	792,320,588
Appropriations to statutory reserves	—	—	—	11,248,731	—	(11,248,731)	—	—	—

Balance as of December 31, 2010	112,518,724	9,756,982	6,976,772,960	207,573,567	(191,122,267)	1,704,676,130	8,707,657,372	2,054,857,512	10,762,514,884

The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				(Note 4(4))
Cash flows from operating activities:
Net income	1,245,602,913	1,719,554,987	803,051,483	121,674,468
Adjustments for:
Share-based compensation costs	56,042,329	169,301,332	198,513,707	30,077,834
Depreciation of property and equipment	90,587,389	91,879,591	142,515,122	21,593,200
Amortization of intangible assets	148,135,327	207,452,126	378,520,842	57,351,643
Amortization and write-down of licensed video copyright	—	—	105,971,544	16,056,295
Impairment and write off of goodwill	15,952,603	3,984,343	15,000,000	2,272,727
Impairment of other long term assets	—	—	10,172,528	1,541,292
Gain from disposal of discontinued operations	—	—	(30,604,371)	(4,637,026)
Gain on bargain purchase	—	—	(7,397,545)	(1,120,840)
Write-down of inventory	—	—	24,245,770	3,673,602
Amortization of land use right	2,273,890	4,070,495	3,596,594	544,938
Provision for losses on receivables and other assets	15,030,858	24,012,027	33,614,575	5,093,117
Loss from disposal of fixed assets	891,250	4,033,575	3,749,645	568,128
Compensation charge for post combination services	—	—	6,318,883	957,407
Disposal gain of marketable securities	—	(42,523,915)	—	—
Foreign exchange loss (gain)	7,834,393	5,700,933	(788,503)	(119,470)
Deferred taxes	50,244,477	13,420,657	(23,940,614)	(3,627,366)
Equity in loss of affiliated companies	337,384	50,544,885	8,992,925	1,362,564
Interest expense	30,023,098	76,191,806	79,594,224	12,059,731
Other income	(7,996,151)	—	(4,742,116)	(718,502)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(10,835,868)	(41,483,441)	(57,663,552)	(8,736,902)
Inventories	(1,009,682)	(26,453,356)	(106,180,961)	(16,088,024)
Due from related parties	—	742,201	173,433	26,278
Deferred licensing fees and related costs	(3,595,591)	(1,860,852)	7,943,567	1,203,571
Prepayments and other current assets	(132,600,276)	17,449,164	(91,920,201)	(13,927,303)
Upfront licensing fee paid in intangible assets	(27,000,833)	(105,749,144)	(2,300,000)	(348,485)
Prepayment for upfront license fee in other long term assets	(47,021,644)	(19,754,361)	(22,746,183)	(3,446,391)
Royalty advances and other long term assets	—	(15,990,245)	(23,041,059)	(3,491,070)
Compensation paid for post-combination services	—	—	(39,740,000)	(6,021,212)
Other long-term deposits	(13,731,015)	(9,383,853)	4,062,089	615,468
Accounts payable	15,662,428	28,444,237	102,312,141	15,501,840
Licensing fees payable	40,980,808	31,740,390	5,725,345	867,477
Taxes payable	(10,012,822)	86,645,436	785,128	118,959
Deferred revenue	107,760,135	(60,157,944)	200,443,912	30,370,290
Due to related parties	(224)	(87,777)	(5,600,796)	(848,605)
Other payables and accruals	172,328,138	285,075,445	(49,492,908)	(7,498,925)

Net cash provided by operating activities	1,745,883,314	2,496,798,742	1,669,144,648	252,900,708

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	For the years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				(Note 4(4))
Cash flows from investing activities:
Increase (decrease) in restricted cash	—	(702,075,103)	702,075,103	106,375,016
Increase of short-term investments and time deposits with maturity over a year	(134,544,456)	(1,104,136,182)	(1,407,140,754)	(213,203,145)
Purchase of marketable securities	(25,341,941)	—	—	—
Proceeds from disposal of marketable securities	—	65,035,445	—	—
Increase in loan receivable	(16,350,000)	(12,960,000)	(7,900,000)	(1,196,970)
Purchase of property and equipment	(95,135,704)	(244,544,477)	(242,405,682)	(36,728,134)
Payment for purchase of land use right	—	(91,039,209)	(181,098,283)	(27,439,134)
Prepayment for investment in equity investees	—	—	(3,937,500)	(596,591)
Prepayment for purchase of subsidiaries and VIEs	(11,170,000)	(10,570,000)	(8,000,000)	(1,212,121)
Proceeds from disposal of fixed assets	896,851	934,406	4,286,428	649,459
Purchase of intangible assets	(24,686,467)	(27,437,309)	(173,804,571)	(26,334,026)
Net cash paid for purchase of subsidiaries and VIEs	(25,150,477)	(171,767,411)	(1,122,779,785)	(170,118,149)
Proceeds from disposal of a VIE, net	(56,603)	—	29,875,573	4,526,602
Repurchase of own shares by a subsidiary	(17,865,782)	—	—	—
Investment in securities	—	(7,000,000)	(34,130,500)	(5,171,288)
Investment in equity and cost method companies	(39,327,000)	(45,052,548)	(173,893,659)	(26,347,524)

Net cash provided by (used in) investing activities	(388,731,579)	(2,350,612,388)	(2,618,853,630)	(396,796,005)

Cash flows from financing activities:
Proceeds from Shanda Game Limited initial public offering, net of issuance costs	—	6,697,355,090	—	—
Proceeds from issuance of common stock under stock option plan	43,244,931	73,614,376	35,034,460	5,308,252
Proceeds from issuance of ordinary shares under stock option plan of subsidiaries	—	16,014,217	5,528,761	837,691
Proceeds from issuance of convertible debt, net of issuance costs	1,171,303,200	—	—	—
Proceeds from a loan borrowed	—	1,077,670,103	—	—
Proceeds from issuance of preferred shares of a subsidiary, net of issuance costs	139,963,792	—	—	—
Repayment of a loan	—	(376,795,000)	(717,075,103)	(108,647,743)
Payment for the conversion of convertible debt	—	(59,674,859)	—	—
Repurchase of common stock	(839,686,183)	—	(3,322,210,916)	(503,365,290)
Prepayment for repurchase of common stock	(373,067,467)	—	(255,925,121)	(38,776,533)
Cash paid for redemption of preferred shares issued by a subsidiary	—	—	(168,636,786)	(25,551,028)
Settlement of convertible debt	—	—	(338,953)	(51,357)
Net cash paid for purchase of additional shares in a subsidiary from minority shareholders	(13,041,267)	(23,622,624)	(22,968,467)	(3,480,071)
Cash injection in VIE subsidiaries by non-controlling shareholders	5,000	2,726,275	103,340,000	15,657,576

Net cash (used in) provided by financing activities	128,722,006	7,407,287,578	(4,343,252,125)	(658,068,503)

Effect of exchange rate changes on cash and cash equivalents	(73,330,885)	7,994,440	(116,192,063)	(17,604,860)

Net increase in cash and cash equivalents	1,412,542,856	7,561,468,372	(5,409,153,170)	(819,568,662)
Cash and cash equivalents, beginning of year	1,985,301,531	3,397,844,387	10,959,312,759	1,660,501,933

Cash and cash equivalents, end of year	3,397,844,387	10,959,312,759	5,550,159,589	840,933,271

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	For the years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				(Note 4(4))
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	347,562,764	305,011,840	216,755,785	32,841,786
Cash paid during the year for interest of loan	—	929,673	618,270	93,677
Cash paid during the year for the interest of convertible debt	—	23,574,448	22,722,625	3,442,822

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property and equipment and intangible assets	15,296,475	11,064,304	122,382,910	18,542,865
Acquisition related obligation at year end	5,550,000	48,800,000	67,623,584	10,245,998
Issuance of ordinary shares and options by a subsidiary related to acquisition of Mochi Media, Inc.	—	—	24,050,030	3,643,944
Issuance of ordinary shares by a subsidiary related to acquisition of Ku6 Holding Limited	—	—	188,352,382	28,538,240

Supplemental disclosure of non-cash financing activities:
Restricted cash related to the exercise of the employee stock option	—	54,470,589	5,432,180	823,058
Other receivables related to the exercise of the stock options at year end	8,695,108	7,348,746	34,162,598	5,176,151
The accompanying notes are an integral part of these financial statements.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(AMOUNTS EXPRESSED IN RENMINBI (RMB) UNLESS OTHERWISE STATED)
1. ORGANIZATION AND NATURE OF OPERATIONS
The accompanying consolidated financial statements include the financial statements of Shanda Interactive Entertainment Limited (the “Company” or “Shanda Interactive”), its subsidiaries, which mainly include Shanda Holdings Limited (the “Shanda BVI”), Shanda Games Limited (“Shanda Games”), Shanda Online International (HK) Limited, Cloudary Corporation (“Cloudary” and formerly known as “Shanda Literature”), Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”), Shanda Computer Co., Ltd. (“Shanda Computer”), Shengting Information Technology (Shanghai) Co., Ltd. (“Shengting”) and certain variable interest entities (“VIEs” or “VIE subsidiaries”), which mainly include Shanghai Shanda Networking Co., Ltd. (“Shanda Networking”) and its subsidiaries (“Shanda Networking entities”), Shanghai Shulong Development Co., Ltd. (“Shanghai Shulong”) and its subsidiaries (“Shulong entities”), Shanghai Hongwen Networking Technology Co., Ltd. (formerly known as “Shanghai Shengxuan Networking Technology Co., Ltd.” or “Shanghai Hongwen”) and its subsidiaries (“Hongwen entities”) and Ku6 Media Co., Ltd. (“Ku6” and formerly known as “Hurray! Holding Co., Ltd.” or “Hurray Holding” before August 17, 2010), its subsidiaries and VIEs. The Company, its subsidiaries and VIE subsidiaries are collectively referred to as the “Group”. The Group is principally engaged in the development and operation of entertainment content business and integrated services platform related businesses in the People’s Republic of China (the “PRC”). The Shanda Networking entities prior to the Separation as defined below include Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng and the Shanda Networking entities following the Separation include Shanda Networking, Nanjing Shanda and Shengfutong Electronic Business Co., Ltd. (“Shengfutong”).
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
In May 2004, Shanda Interactive completed an initial public offering of American Depository Shares (ADSs). ADSs of the Company are traded from May 13, 2004 on NASDAQ under the symbol “SNDA” in the United States of America.
In 2008, the Company commenced a reorganization to provide each of its businesses with a sharper focus including online game and online literature businesses on its respective business operations, strategies, and competitive challenges (“the Reorganization”).
Shanda Games Reorganization
On June 27, 2008, the Company’s board of directors approved the reorganization, effective as of July 1, 2008 pursuant to which the Company transferred substantially all of the assets and liabilities related to the MMORPG and advanced casual game business to a newly-established legal entity, Shanda Games Limited, and Shengqu transferred substantially all of its assets and liabilities unrelated to the MMORPG and advanced casual game business to Shanda Computer and the Company’s other entities (the “Separation”).

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
In addition, Shengqu, which is the wholly owned subsidiary of the Company, entered into the VIE agreements with the Shanda Networking and its shareholders , pursuant to which Shengqu agreed to provide certain services, software licenses and equipment relating to the MMORPG and casual games business to Shanda Networking in exchange for a fee. As a result of these VIE arrangements, Shengqu was considered the primary beneficiary of the Shanda Networking entities and consolidated the results of operations of the Shanda Networking entities in the Company’s financial statements. In addition, Shanda Computer entered into a series of contractual agreements with Shanda Networking pursuant to which Shanda Computer provided certain services and software licenses relating to the service platform to the Shanda Networking entities in exchange for a fee.
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
In order to provide Shanda Games with the platform and resources to become a leading company in the online game industry and to compete head to head with first tier players, Shanda Games completed its initial public offering on the Nasdaq on September 25, 2009, trading under the symbol “GAME”. After Shanda Games’ offering, the Company continues to consolidate Shanda Games as its controlling shareholder, but recognizes non-controlling interest reflecting the shares held by the shareholders other than the Company in the consolidated financial statements. As of December 31, 2009 and 2010, 28.99% and 27.90% of the economic interests in Shanda Games were recognized as non-controlling interest in the consolidated financial statements. See Note 2, “Shanda Games Transactions” for further information.
Cloudary Reorganization
As part of the Reorganization, Shanda incorporated a wholly owned subsidiary Cloudary Holdings Limited (formerly known as “Shanda Literature Limited”) in Hong Kong in September 2007. Thereafter, Cloudary Holdings Limited established Shengting in China in May 2008. In October 2008, Shanghai Hongwen was established by the employees of Shanda. In 2008, Shengting entered into a series of contractual arrangements with Shanghai Hongwen and Shanghai Hongwen’s shareholders through which the Company gained effective control over the operations of Shanghai Hongwen.
Since January 2009, Shanda Networking, which previously also operated online literature businesses of Shanda through Shanghai Xuanting Entertainment Information Technology Co., Ltd. (“Shanghai Xuanting”), a wholly owned subsidiary acquired in 2004, and Hong Xiu Tian Xiang Science and Technology Development (Beijing) Co., Ltd. (“Hong Xiu”), a subsidiary acquired in April 2008, started to transfer all its assets and liabilities related to online literature business to Shanghai Hongwen. In January and April 2009, Shanda Networking transferred its 100% equity interest in Xuanting and 60% equity interests in Hong Xiu to Shanghai Hongwen, respectively.
In April 2009, Cloudary Corporation was incorporated as a direct wholly owned subsidiary of the Company. In January 2010, Cloudary Corporation then acquired all of the equity interests in Cloudary Holdings Limited. As a result, Cloudary Corporation indirectly owns all the equity interest in Shengting and conducts the online literature business in China primarily through the consolidated VIE of Shanghai Hongwen, which is a holding company of the PRC operating entities of Cloudary. As of December 31, 2010, Cloudary is the wholly owned subsidiary of the Company.
In May 2011, Clouday Corporation submitted a registration statement to the U.S. Securities and Exchange Commission (the “SEC”) for a possible initial public offering (the “Proposed IPO”). The purposes of the Proposed IPO, if completed, are intended, among others, to further the Company’s development as an interactive entertainment media company and to provide Cloudary with a sharper focus and greater flexibility to pursue strategic opportunities in enhancing its leadership position in the online literature industry. The Company expects to remain Cloudary’s majority shareholder after the completion of the Proposed IPO.

Ku6 Restructuring
In July 2009, the Company acquired a 52.6% interest in Ku6 (previously referred to as “Hurray Holding” before August 17, 2010) through a tender offer. Ku6 is Nasdaq listed company originally engaged in artist development, music production and offline CD distribution in China and distribution of music and music-related products such as ringtones, ring-back tones, and truetones, to mobile users in China through a wide range of wireless value-added services (“WVAS”) platforms over mobile networks and through the internet. In September 2009, the Company further acquired a 3.6% equity interest in Ku6, for a consideration of US$3.1 million (equivalent to RMB21.3 million) and its total equity interest in Ku6 increased from 52.6% to 56.2% as of December 31, 2009.
In January, 2010, Ku6 acquired 100% equity interests of Ku6 Holding Limited (“Ku6 Holding”), a leading online video portal in China, by issuing an aggregate of 723,684,204 ordinary shares of Ku6. After the closing of the acquisition of Ku6 Holding, the Company’s equity interest in Ku6 was diluted from 56.1% to about 42.1%.
In May 2010, Ku6 sold all of its 51% equity interest in Beijing Huayi Brothers Music Co., Ltd. (“Huayi Music”) to Huayi Brothers Media Corporation. (“Huayi Media”) for an aggregate consideration of RMB34,450,000. As a result of the disposal of Huayi Music in May 2010, the Company adjusted its consolidated financial statements for the years ended December 31, 2009 and 2010 to present the recorded music businesses of Huayi Music as discontinued operations. See Note 6.
In August 2010, Ku6 (1) the disposed of all of its remaining subsidiaries and VIEs of wireless value-added services (“WVAS”) and recorded music businesses as well as the equity investment in an affiliated company to the Company for $37.2 million (equivalent to RMB252.9 million) in cash and (2) acquired 75% equity interests of Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”), an online audio business, from the Company by issuing 415,384,615 ordinary shares of Ku6 to the Company (collectively the “Restructuring”). Then Hurray Holding changed its name to Ku6 and its trading symbol on the Nasdaq from HRAY to KUTV. After the closing of the Restructuring and as of December 31, 2010, the Company’s equity interest in Ku6 was 51.7%. See Note 3.
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
Proceeds to Shanda Games and SDG Investment from this initial public offering were approximately US$152.8 million and US$825.7 million, respectively, for total proceeds of approximately US$978.5 million, after deducting underwriting discounts and commissions but before deducting offering expenses. After deducting offering expenses of approximately US$3.4 million and the reimbursements by the underwriters of approximately US$6.0 million, net proceeds to Shanda Games and SDG Investment were approximately US$152.5 million and US$828.3 million, respectively, for total net proceeds of approximately US$980.8 million.

(2) Gain on Initial Public Offering of Shanda Games
As a result of the completion of Shanda Games’ initial public offering, as the Group retained controls of Shanda Games, it recognized gain of US$880.2 million (equivalent to approximately RMB6,011.1 million) in the shareholders’ equity section of the consolidated balance sheets, to reflect the net proceeds that the Group received from the initial public offering and the incremental change in the Group’s economic interests in Shanda Games immediately before and after the offering.
(3) Shanda Interactive’s Shareholding in Shanda Games
Shareholding and control
Following the completion of Shanda Games’ initial public offering, Shanda Games has 576,087,000 Class A and Class B ordinary shares issued and outstanding as of December 31, 2009. These outstanding shares consist of (1) 167,000,000 Class A ordinary shares held by public shareholders; (2) 409,087,000 Class B ordinary shares held by the Company through SDG Investment. Therefore the Company held approximately 71.01% of the combined total of Shanda Games’ outstanding Class A and Class B ordinary shares and controlled approximately 96.08% of the total voting power in Shanda Games.
As of December 31, 2010, Shanda Games has 567,389,254 Class A and Class B ordinary shares issued and outstanding consisting of (1) 158,302,254 Class A ordinary shares held by public shareholders, (2) 409,087,000 Class B ordinary shares held by the Company through SDG Investment. Therefore the Company held approximately 72.10% of the combined total of Shanda Games’ outstanding Class A and Class B ordinary shares and controlled approximately 96.08% of the total voting power in Shanda Games and controlled approximately 99.61% of the total voting power in Shanda Games. As a result, the Company had the power to elect the entire board of directors of Shanda Games and determine the outcome of all matters submitted to a shareholder vote.
As Shanda Games’ controlling shareholder, the Company will continue to consolidate Shanda Games but recognize non-controlling interest reflecting the shares held by shareholders other than the Company, see Note 4 (2).
Dilutive impact
In November 2008, Shanda Games reserved 44,000,000 Class A ordinary shares for issuance of options and restricted shares to its executive officers and key employees as incentive compensation under Shanda Games’ 2008 Equity Compensation Plan. From November 14, 2008 through December 31, 2010, Shanda Games has granted 33,514,663 options and 12,141,469 restricted shares to its executive officers and key employees. As of December 31, 2010, the number of Shanda Games’ outstanding options is 23,211,228 and restricted share is 9,626,232, as a result of vesting and exercise or forfeitures of options or restricted share units. See Note 25, “Equity Compensation Plan”.
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
In the calculation of the Company’s diluted net income per share, the Company’s net income is reduced by the difference between the basic and diluted net income per share attributable to Shanda Games multiplied by the Company’s holding in Shanda Games’ shares. See Note 10, “Earnings per Share”.

3. KU6 TRANSACTIONS
As mentioned above in Note 1, the Company’s ownership in Ku6 went below 50% as a result of the acquisition of Ku6 Holding in January 2010, the Company considered it still maintained effective control of Ku6 as the Company had both the ability to control the operations of Ku6 as well as the ability to regain majority ownership within a short period of time. On June 1, 2010, the Company and Ku6 entered into a transaction as mentioned above and upon consummation of this transaction on August 17, 2010, Hurray Holding was renamed to Ku6 and the Company’s ownership in Ku6 increased to 51.7%. Therefore Ku6 was still consolidated by the Company in 2010.
As a result of the acquisition of Ku6 Holding in January 2010 by issuing an aggregate of 723,684,204 ordinary shares of Ku6, the total purchase consideration is US$27.6 million (equivalent to RMB188.4 million), which equals to the total fair value of ordinary shares issued by Ku6 of US$28.8 million, excluding share based compensation of US$1.3 million relating the incremental value of 44,438,100 ordinary shares issued to replace the options issued by Ku6 Holding before the acquisition. Since the share issuance resulted in increase of net assets of Ku6, the Company accordingly recognized US$4.6 million increase (equivalent to RMB41.0 million) in its economic interests in Ku6. Additionally, as there is a change in the parent’s ownership interest in the subsidiary that has accumulated other comprehensive income, the Company recorded a US$1.4 million (equivalent to RMB9.4 million) decrease of share of accumulated other comprehensive income in Ku6 through a corresponding increase in additional paid-in capital attributable to the Company consistent with the guidance as set forth in ASC810.
From January to August 2010, the further acquired a 5.1% equity interests in Ku6 for a consideration of US$3.4 million (equivalent to RMB23.0 million) and increased its total equity interest in Ku6 from 42.1% to 47.2%. The portion amounting to RMB2.8 million of the cash paid of RMB23.0 million less than the carrying amount of non-controlling interests of RMB25.8 million was recognized as an increase in additional paid in capital attributable to the Company.
On August 17, 2010, the Company transferred its 75% equity interest in online audio business to Ku6 in exchange for 415,384,615 ordinary shares of Ku6 and acquired all of the WVAS and recorded music businesses from Ku6 for US$37.2 million (equivalent to RMB252.9 million) in cash. After the closing of the Restructuring, the Company’s equity interest in Ku6 increased from 47.2% to 51.7%. These transactions are accounted for as common control transactions as Ku6 is considered to be under the control of the Company since Ku6 was acquired by the Company in July 2009. Therefore the transaction is recorded at carryover basis and any difference between the carrying value and the amount received or paid are recorded in shareholders’ equity of Ku6. As a result of the Restructuring, total equity of Ku6 increased by US$13.0 million (equivalent to RMB82.8 million). The Company’s recognized the change in net assets of Ku6 and its economic interests in Ku6 for the adjustment to the carrying amount of non-controlling interests of US$5.7 million (equivalent to RMB38.9 million) through a corresponding decrease in additional paid-in capital attributable to the Company.
As of December 31, 2010, the Company owned approximately 51.60% of the outstanding shares of Ku6. As Ku6’s controlling shareholder, the Company will continue to consolidate Ku6 but will recognize non-controlling interest reflecting shares held by shareholders other than the Company. See Note 4 (2).

4. PRINCIPAL ACCOUNTING POLICIES
(1) Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates. The Company believes that the basis of consolidation and recognition of non-controlling interest, revenue recognition, share-based compensation expense recognition, income taxes and uncertain tax positions, computation of net income per share, determination of fair value of financial instruments, determination of net accounts receivable, determination of fair value of identifiable assets and liabilities acquired through business combination, accounting for investment in debt securities, accounting for equity investments, assessment of impairment for long-lived assets and goodwill, and determination of functional currencies represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of the consolidated financial statements.
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
Non-controlling Interest for Shanda Games
As the Company is Shanda Games’ controlling shareholder, Shanda Games’ financial results have been consolidated with those of the Company for all periods presented. To reflect the economic interests in Shanda Games held by the shareholders other than the Company, Shanda Games’ net income attributable to these non-controlling shareholders are recorded as non-controlling interest in the Company’s consolidated statements of operations and comprehensive income, based on their share of the economic interests in Shanda Games. Shanda Games’ cumulative results of operations attributable to these shareholders, along with its changes in shareholders’ equity and adjustment for share-based compensation expense in relation to those share-based awards which are unvested and vested but not yet exercised, are recorded as non-controlling interest in the consolidated balance sheets. See Note 23, “Non-controlling Interests”.
Non-controlling Interest for Ku6
As the Company is Ku6’s controlling shareholder, Ku6’s financial results have been consolidated with those of the Company since Ku6 was acquired by the Company in 2009. To reflect the economic interest in Ku6 held by shareholders other than the Company, Ku6’s net loss attributable to these non-controlling shareholders is recorded as non-controlling interest in the Company’s consolidated statements of operations, based on their share of the economic interests in Ku6. Ku6’s cumulative results of operations attributable to these non-controlling shareholders, along with its changes in shareholders’ equity and adjustment for share-based compensation expense in relation to those share-based awards which are unvested and vested but not yet exercised, are recorded as non-controlling interest in the consolidated balance sheets. See Note 23, “Non-controlling Interests”.

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
In December 2009, the FASB issued ASU No. 2009-17 “Consolidations—Improvements to Financial Reporting by Enterprises Involved with VIEs”, which replaced the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has 1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and 2) the obligation to absorb losses from or the right to receive benefits of the variable interest entity that could potentially be significant to the VIE. The Company adopted the new requirements effective January 1, 2010 and the adoption did not have a material impact on the Company’s audited consolidated financial statements for the year ended December 31, 2010.
Prior to the Separation in July 2008, to comply with PRC laws and regulations that restrict foreign ownership of companies to operate online games, the Company operates its online game business in China through Shanda Networking, and its two subsidiaries, Nanjing Shanda and Hangzhou Bianfeng. These three companies hold the licenses and approvals to operate online games business in the PRC.
Pursuant to the contractual arrangements with Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng, Shengqu provided services, software and technology license and equipment to Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng before July 2008, in exchange for fees, determined according to certain agreed formulas. For the first half year of 2008, the total amount of such fees approximated RMB886.6 million. The principal services, software license and equipment lease agreements that Shengqu and Shanda Computer had entered into with Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng are:
•	Equipment leasing agreements, pursuant to which Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng lease a substantial majority of their operating assets from Shengqu;
•	Technical support agreements, pursuant to which Shanda Computer, and Shengqu, provides technical support for Shanda Networking’s operations, respectively;
•
Technology license agreements, pursuant to which Shanda Computer, and Shengqu, licenses billing related technology and online game card sales systems to Shanda Networking, Nanjing Shanda and Hangzhou Bianfeng;

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
In addition, Shengqu has entered into agreements with Shanda Networking and its equity owners with respect to certain shareholder rights and corporate governance matters that provide Shengqu with the substantial power to direct the activities of Shanda Networking and have substantial variable interests in Shanda Networking. As a result of these agreements, the Company is considered the primary beneficiary of Shanda Networking and accordingly Shanda Networking’s results of operations, assets and liabilities are consolidated in the Company’s financial statements before the Separation in July 2008.

After the Separation in July 2008, to comply with PRC laws and regulations that restrict foreign ownership of companies that operate online games, the Group conducts all its online game business through Shanghai Shulong, which is wholly owned by certain employees of the Company, and Nanjing Shulong Computer Technology Co., Ltd. (“Nanjing Shulong”) and Shanghai Shulong Computer Technology Co., Ltd. (“Shulong Computer”), which are wholly owned subsidiaries of Shanghai Shulong. These three companies hold the licenses and approvals to operate online games in the PRC except for the Internet publishing license. The capital of Shanghai Shulong is funded by Shengqu and recorded as interest-free loans to these PRC employees. The portion of the loans for capital injection is eliminated with the capital of Shanghai Shulong during consolidation. The interest-free loans to the employee shareholders of Shanghai Shulong as of December 31, 2009 and 2010 were RMB10.8 million.
Pursuant to the contractual arrangements with Shulong entities, Shengqu together with Shengji and Lansha provide services, software and technology license and equipment to Shanghai Shulong, Shulong Computer and Nanjing Shulong, in exchange for fees, determined according to certain agreed formulas. During the second half year of 2008, and the years ended December 31, 2009 and 2010, the total amount of such fees was approximately RMB1,159.6 million, RMB2,878.1 million and RMB2,313.8 million, respectively, which represented the substantial majority operating profit of the Shulong entities and Youji entities and were eliminated upon consolidation. Shengqu has also undertaken to provide financial support to Shanghai Shulong to the extent necessary for its operations. The following is a summary of the key agreements in effect:
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

As a result of these agreements, the Company is considered the primary beneficiary of Shanghai Shulong as the Company has the power to direct activities of Shanghai Shulong and have substantial variable interests in Shanghai Shulong and accordingly Shanghai Shulong’s results of operations, assets and liabilities are consolidated in the Company’s financial statements after the Separation in July 2008.
In addition, after the Separation in July 2008, to comply with PRC laws and regulations that restrict foreign ownership of companies that operate Internet information services, the Group operates integrated community and e-commerce service platform through Shanda Networking, Nanjing Shanda and Shengfutong, which are wholly owned subsidiaries of Shanda Networking. In 2010, the Group also established Shanghai Shengzhan Networking Technology Co., Ltd. (“Shengzhan”) to operate the integrated community and e-commerce services. Then Shengzhan acquired all of the equity interests of Nanjing Shanda and Shanghai Yichong Electronic Business Co., Ltd. (“Yichong”) from Shanda Networking in 2010, which are collectively referred to as Shengzhan entities. These companies hold the license of internet content provider to operate Internet content services in the PRC.
Pursuant to the contractual arrangements with Shanda Networking, Shengfutong and Shengzhan entities, Shanda Computer provides services and software and technology license to Shanda Networking, Shengfutong and Shengzhan entities, in exchange for fees, determined according to certain agreed formulas. During the second half year of 2008 and the years ended December 31, 2009 and 2010, the total amount of such fees was approximately RMB266.6 million, RMB522.8 million and RMB303.7 million, respectively, which represented the substantial majority operating profit of Shanda Networking, Shengfutong and Shengzhan entities and were eliminated upon consolidation. Shanda Computer has also undertaken to provide financial support to Shanda Networking and Shengzhan to the extent necessary for its operations. The following is a summary of the key agreements in effect:
•	Equity Entrust Agreement between Shanda Computer and the shareholders of Shanda Networking and Shengzhan, pursuant to which the shareholders acknowledge their status as nominee shareholders.
•
Equity Pledge Agreement among Shanda Computer, Shanda Networking, Shengzhan and the shareholders of Shanda Networking and Shengzhan. Pursuant to this agreement, the shareholders pledged to Shanda Computer their entire equity interests in Shanda Networking and Shengzhan to secure the performance of their respective obligations and Shanda Networking and Shengzhan’s obligations under the various agreements, including the Equity Pledge Agreement, the Business Operation Agreement and the Exclusive Consulting and Service Agreement. Without Shanda Computer’s prior written consent, neither of the shareholders can transfer any equity interests in Shanda Networking.

•
Loan Agreements between Shanda Computer and the shareholders of Shengzhan. These loan agreements provide for loans of RMB 10.0 million to the PRC employees for them to make contributions to the registered capital of Shengzhan in exchange for equity interests in Shengzhan. The loans are interest free and are repayable on demand, but the shareholders may not repay all or any part of the loans without Shanda Computer’s prior written consent.

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

•
Business Operation Agreement among Shanda Computer, Shanda Networking, Shengzhan and the shareholders of Shanda Networking and Shengzhan. This agreement sets forth the rights of Shanda Computer to control the actions of the shareholders of Shanda Networking and Shengzhan.

•
Exclusive Consulting and Service Agreement between Shanda Computer and Shanda Networking and Shengzhan. Pursuant to this agreement, Shanda Computer has the exclusive right to provide technology support and business consulting services to Shanda Networking and Shengzhan for a fee.

•
Proxies executed by the shareholders of Shanda Networking and Shengzhan in favor of Shanda Computer. These irrevocable proxies grant Shanda Computer or its designees the power to exercise the rights of the shareholder as shareholders of Shanda Networking and Shengzhan, including the right to appoint directors, general manager and other senior management of Shanda Networking and Shengzhan.

As a result of these agreements, the Company is considered the primary beneficiary of Shanda Networking and Shengzhan as the Company has the power to direct activities of Shanda Networking and have substantial variable interests in Shanda Networking and Shengzhan and accordingly, Shanda Networking and Shengzhan’s results of operations, assets and liabilities are consolidated in the Company’s financial statements after the Separation in July 2008.
To comply with laws and regulations of the PRC that restrict foreign ownership of companies that operate other restricted businesses such as online advertising, wireless-value added service, recorded music, online and offline literature publications, copyright franchising, etc,, the Group operates such restricted businesses and provides such restricted services in the PRC through PRC domestic companies whose equity interests are held by authorized individuals (“nominee shareholders”) or subsidiaries or VIEs of the Company. The paid in capital of these entities was funded by the Group through equity investments of the subsidiaries or VIEs of the Company or through loans extended to the nominee shareholders of the PRC domestic companies. In addition, these domestic companies have entered into certain exclusive business cooperation, technical and support service, consulting agreements with the subsidiaries of the Company, which make it obligatory for the Group to absorb a substantial majority of the risk of losses from their activities and entitle the Group to receive a substantial majority of their residual returns.
Further, the Group has entered into certain agreements with these domestic companies or the nominee shareholders of these domestic companies, including loan agreements for them to contribute paid-in capital to the domestic companies, equity entrust agreement for the shareholders of these domestic companies to acknowledge their status as nominee shareholders, exclusive call option agreements for the Group to acquire the equity in the PRC domestic companies subject to compliance with PRC laws, share pledge agreements over the equity interests of these PRC domestic companies held by them, and proxy agreements irrevocably authorizing individuals designated by the Group to exercise equity owner’s rights over these PRC domestic companies, whichever is applicable.
As a result of these agreements, the Company is considered the primary beneficiary of these domestic companies and its subsidiaries as the Company has the power to direct activities of these entities and have substantial variable interests in these entities. Accordingly these domestic companies and its subsidiaries’ results of operations, assets and liabilities are consolidated in the Company’s financial statements

As of December 31, 2010, the total assets of the consolidated VIEs were RMB6,599.7 million, mainly comprised cash and cash equivalents of RMB2,604.4 million, short term investments of RMB987.7 million, accounts receivable of RMB237.7 million, inventory of RMB120.9 million, deferred tax assets of RMB72.7 million, other current assets of 273.5 million, time deposits with maturity over one year of RMB105.0 million, investment in equity and cost method investees of RMB155.8 million, investment in securities of RMB41.6 million, intangible assets of RMB987.3 million, fixed assets of RMB151.7 million, goodwill of RMB573.4 million, and other long term assets of RMB288.0 million. These balances are reflected in Company’s consolidated financial statements with intercompany transactions eliminated. Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets freely transferred out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset in any of consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs as of December 31, 2010. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs. As of December 31, 2010, the total liabilities of the consolidated VIEs were RMB2,396.2 million, mainly comprised accounts payable of RMB714.8 million, deferred revenue of RMB494.2 million, tax payables of RMB159.9 million, other payables and other accrued liabilities of RMB961.2 million and deferred tax liability of RMB66.1 million.
Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.
(3) Foreign currency translation
The functional currency of the Company is the United States dollar (“US$” or “U.S. dollars”) and its reporting currency is the Renminbi (“RMB”). The functional currency of the Company’s subsidiaries mainly including Shanda Games Limited, Shanda Games Investment Limited, Mochi Media Inc., Shanda Games Technology (HK) Limited, Shanda Games International (Pte) Ltd., Shanda Games Korean Investment Limited, Cloudary Corporation, Cloudary Holdings Limited and Ku6 Media Co., Ltd. are the U.S. dollars. The functional currency of Actoz Soft Co., Ltd.(“Actoz”) and Eyedentity Inc. (“Eyedentity”) are the Korean WON. The functional currency of Seed Music Co., Ltd., Profita Broker Limited and Profita Publishing Limited (collectively referred to as “Seed Music Taiwan entities”), the subsidiaries of Ku6 Media Co., Ltd., which mainly operate in Taiwan, are the Taiwan dollar (“TWD”). The PRC subsidiaries, the PRC VIEs and other overseas subsidiaries except for the above mentioned overseas subsidiaries used RMB as their functional currency.
Assets and liabilities of the Company and its overseas subsidiaries, whose functional currency is U.S. dollars, Korean WON and TWD, respectively, are translated at the current exchange rates quoted by the People’s Bank of China or the Seoul Money Brokerage Services Limited or the Central Bank of the Republic of China (Taiwan) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Translation adjustments resulting from foreign currency translation to reporting currency are reported as cumulative translation adjustments and recorded in accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity for the years presented.
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

(4) Convenience translation
Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.600, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2010. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2010, or at any other rate.
(5) Cash and cash equivalents
Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.
Time deposits with maturity over one year represent the bank time deposits with remaining maturities over one year.
(6) Restricted cash
Restricted cash mainly represents (i) cash held in a designated bank account for the sole purpose of transmitting proceeds from the exercise of stock options; and (ii) cash that is pledged for loans. Restricted cash that is pledged for loans is netted off against the loans due to its legal right to offset. (Note 28)
(7) Short-term investments and time deposits with maturity over one year
Short-term investments represent the bank time deposits with the original maturities longer than three months and less than one year.
Time deposits with maturity over one year represent the bank time deposits with remaining maturities over one year.
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

The Group recorded unrealized gains of approximately RMB0.1 million and RMB6.6 million during the years ended December 31, 2008 and 2009 and unrealized losses of RMB3.8 million during the year ended December 31, 2010 on its marketable securities, respectively, as a component of comprehensive income. No realized gains or losses were recognized in 2008 and 2010 and realized gain of approximately RMB42.2 million were recognized in 2009.
(9) Allowances for doubtful accounts
The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected by taking into account aging analysis of the accounts receivable balances, historical bad debt records, repayment patterns in the prior years and other factors. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
(10) Inventories
Inventories, consisting principally of paper and books, are stated at the lower of cost, using the weighted average method, or market. The inventory held with the distributors is on consignment basis and is carried as such until sold or returned. The Company performs a review of the inventories on a quarterly basis to evaluate for recoverability and makes for provisions as appropriate. For the purposes of the review, the total finished goods inventory in warehouse and on consignment is categorized into different groups based on their subject and the targeted readers. The Company determines the historical turnover and the aging of each group of inventory and further assesses the market and industry trends and projected demand. The Company uses this information along with a range of progressive rates to determine provision on the inventory. Slow moving or non moving inventory are considered separately and provide for fully when such inventory is not moving for over a specified period. Any damaged inventory is fully written off immediately.
(11) Investment in securities
Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in accumulated other comprehensive income.
In 2009, the Company, through one of its subsidiaries, acquired certain Series B preferred shares of a literature publication company for a consideration of RMB7,000,000. The Company’s investment represents 20% of investee’s equity interests, on an as converted basis. The preferred shares are not considered as in-substance common stock as they provide substantive redemption rights, liquidation rights and fixed dividends to the Company, which are not available to common shareholders. Thus these investments are classified as investment in debt securities as an available-for-sale investment.

In 2010, the Company, through one of its subsidiaries, acquired certain series B preferred shares of an online e-commerce company for a consideration of RMB34,130,500. The Company’s investment represents 33.3% of the investee’s equity interests, on an as converted basis. The Group is entitled to convert the preferred shares, at its option, to the investee’s ordinary shares. The preferred shares are not considered as in-substance common stock as they also provide substantive conversion, redemption and liquidation rights to the Company, which are not available to common shareholders. Thus these investments are classified as investment in debt securities as an available-for-sale investment. As of December 31, 2010, the Group determined that there was no change in fair value of the investment in this online e-commerce company and that the estimated fair value approximated the carrying value of RMB34.1 million.
Subsequent to initial recognition, available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive income included in shareholder’s equity. When there is objective evidence that the investment is impaired, the cumulative losses from the declines in fair value that had been recognized directly in accumulated other comprehensive income are removed from equity and recognized in the income statement. When the available-for-sale investment is sold, the cumulative fair value adjustments previously recognized in accumulated other comprehensive income are recognized in the statement of operations and comprehensive loss. The Group evaluates the investments periodically for possible other-than-temporary impairment. When other-than-temporary impairment has occurred for an available-for-sale debt security and the Group intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, an impairment loss is recognized in earnings equal to the difference between the investment’s amortized cost basis and its fair value at the balance sheet date. The new cost basis will not be changed for subsequent recoveries in fair value. To determine whether a loss is other-than- temporary, the Group reviews the cause and duration of the impairment, the extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, and the Group’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its amortized cost.
During the years ended December 31, 2008, 2009 and 2010, the Company recorded unrealized gains on this investment of approximately nil, nil and RMB0.5 million, respectively, as a component of accumulated other comprehensive income.
(12) Investment in equity investees
Affiliated companies are entities over which the Company has significant influence, but which it does not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in affiliated companies are accounted for by the equity method of accounting. Under this method, the Company’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of operations. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company.
Cost method is used for investments over which the Company does not have the ability to exercise significant influence.
The Company continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons; changes in stock market price or valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. Impairment losses on equity method investments are included in earnings of affiliated companies. No significant impairment losses were recorded in the years ended December 31, 2008, 2009 and 2010.

(13) Property and equipment
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
(14) Intangible assets
Online game product development costs
The Group recognizes costs to develop its online game products in accordance with ASC 985-20 (formerly referred to as SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed"). Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in online game environment in the PRC market. As the period between the date of technological feasibility and the game release date is historically very short and the development costs incurred during this period were insignificant, all online game development costs have been expensed when incurred.
Websites and internally used software development costs
The Group recognizes websites and internally used software development costs in accordance with ASC 350 -40 (formerly referred to as Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”). As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been immaterial and as a result all websites and internally used software development costs have been expensed as incurred.
Upfront licensing fees
Upfront licensing fees paid to third party licensors are capitalized if the related game software has reached technological feasibility in accordance with ASC 985-20 (formerly referred to as SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”) and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which is usually 3 to 7 years, upon the commercial launch of the related online games.

Software and copyrights
Software and copyrights purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the shorter of the useful economic life or stipulated period in the contract, which is usually 1 to 7 years.
Software technology, game engine, non-compete agreements, customer base, copyrights, writer contracts, telecom relationships, bookstore relationships and trademark acquired through business combinations
An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by ASC 805 (formerly referred to as SFAS No. 141 (Revised 2007) “Business Combinations”). Software technology, game engine, non-compete agreements, customer base, copyrights, writer contracts, telecom relationships, bookstore relationships and trademark arising from the acquisitions of subsidiaries and VIE subsidiaries are initially recognized and measured at estimated fair value upon acquisition. Amortization is computed using the straight-line method over the following estimated useful lives:

Software technology	0.5 to 7 years
Game engine	3 to 10 years
Non-compete agreements	2.5 to 5 years
Customer base	2 to 5.5 years
Copyrights	5 to 10 years
Writer contracts	5 to 6 years
Telecom relationships	9 to 11 years
Bookstore relationships	6 to 10 years
Trademarks	7.5 or 20 years
In-process research and development	Write off immediately prior to January 1, 2009 or indefinite-lived and subject to impairment testing until completed or abandoned from January 1, 2009
(15) Video production and acquisition costs and licensed video copyrights
The Group contracts for the production, self produces and purchases videos to exhibit on its websites since the acquisition of Ku6 Holding. The Company also licensed videos to exhibit on its websites since the acquisition of Ku6 Holding in January 2010.
Video production and acquisition costs
Following the guidance under ASC 926-20-25, video production (which mainly include direct production costs and production overhead) and acquisition costs are capitalized, if the capitalization criteria was met, and stated at the lower of unamortized cost or estimated fair value.
With respect to production and acquisition costs, until the Company can establish estimates of secondary market revenues, capitalized costs for each video produced are limited to the amount of revenues contracted for that video. The costs in excess of revenues contracted for that video are expensed as incurred on an actual basis, and are not restored as assets in subsequent periods. Once the Company can establish estimates of secondary market revenues in accordance with ASC 926-20-35-5(b), it capitalizes subsequent film costs.

Capitalized video production costs are amortized in accordance with the guidance in ASC 926-20-35-1 using the individual-film-forecast-computation method, based on the proportion of the revenues earned in a period to the estimated remaining unrecognized ultimate revenues as of the beginning of that period. The Company estimates total revenues to be earned (“ultimate revenues”) throughout the life of a video, which are limited to the contracted revenue for that video. The in-house produced contents are amortized over the projected useful life, which is currently equal to the contracted revenue period.. The capitalized costs are subject to assessment for impairment in accordance with ASC 926-20-35-12 to 35-18, if an event or change in circumstances indicates that the fair value is less than its unamortized costs.
During the year ended December 31, 2010, video production and acquisition costs did not meet the criteria for capitalization and as a result all the video production costs have been expensed as incurred.
Licensed video copyrights
The Group’s objectives in licensing videos are to build an online content library to increase Ku6’s brand recognition, user base, visitor traffic and popularity of the website to attract more advertisers. The licensed videos, consisting primarily of widely recognized movies and television serial dramas, are available for unlimited viewing anytime during its licensing period. Therefore the Group amortized the licensed video copyrights over the respective licensing periods because the estimated number of future showings may not be determinable.
In addition, the advertiser generally does not require the advertisement to be linked to specific videos and there is no pricing difference for advertisements attached to self-produced or purchased and licensed video content. Accordingly, the Group determined that it is reasonable to consider all of the purchased or in-house produced content and licensed video together for assessing net realizable value for recoverability.
The licensed video copyrights are carried at the lower of amortized cost or net realizable value. Under the net realizable value approach, the Company determines the expected cash inflows that are directly attributed to the contents, which comprise of the expected revenues directly attributable to the content less the direct costs to deliver the content to derive the net realizable value of the asset. The Company writes down the carrying value of the licensed content if the estimated net future direct cash inflows from the licensed video copyrights over the licensing period are lower than the carrying amount.
The amortization period of the licensed video copyrights mainly range from 1 to 3 years during the year ended December 31, 2010. Amortization and write-down expense for the year ended December 31, 2010 was RMB53.8 million and RMB51.9 million, respectively.
(16) Goodwill
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

In accordance with ASC 350 (formerly referred to as SFAS No. 142 “Goodwill and other intangible assets”), no amortization is recorded for goodwill. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In October of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. The Company tests goodwill for impairment by reporting unit on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The Company performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. An impairment loss of RMB14.5 million, RMB4.0 million and RMB15.0 million was recorded in 2008, 2009 and 2010, respectively. (Note 18)
(17) Long-term prepayments
Long-term prepayments mainly represent the prepayments for usage of the parcels of land where the office buildings are located, are recorded at cost, and are amortized over their respective lease periods (usually 50 years).
(18) Other long-term assets
Other long-term assets mainly includes prepayment for upfront license fees, receivables from independent companies, royalty advances, issuance cost of convertible debt, prepayment for distribution rights, film production cost, non-current deposit, contingent receivable and other long term deferred expenses.
Prepayment for upfront license fee
The prepayment for upfront license fee are recognized as other long-term assets if the related online game software has reached technological feasibility but the online games have not yet been commercially launched. The prepayment for upfront license fee will transfer to intangible assets upon the commercial launch of the related online games and amortize on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period. As of December 31, 2009 and 2010, the balance of prepayment for upfront license fee are RMB90.4 million and RMB94.5 million, respectively.
Receivables due from independent companies
Receivables due from independent companies as of December 31, 2009 and 2010 amounted to RMB38.2 million and RMB8.9 million, respectively.
Royalty advances
Royalty advances to authors are capitalized and, upon publication, are recovered as royalties are earned based on the fixed amount of royalty for each book sold. Royalty advances are reviewed for recoverability and a reserve for loss is maintained, if appropriate. Royalty advances as of December 31, 2009 and 2010 amounted to RMB16.0 million and RMB 39.6 million. No losses were recorded in the years ended December 31, 2008, 2009 and 2010.

Prepayment for distribution rights
Since 2010, the Group also cooperates with other distributors to distribute films or episodic television series as a participating distributor but is not the primary obligor under the distribution arrangement and shares a fixed percentage of the distribution fees received by the principal distributor as the Group’s commissions pursuant to its arrangement with the principal distributor. The Group records these commissions as its distribution revenues. Since the film or the episodic television series are still in production, no distribution revenue was recognized during the year ended December 31, 2010.
As of December 31, 2010, the prepayment for the distribution rights for the film or episodic television series in production are RMB33.1 million. Distribution rights for the completed and released films or episodic television series are amortized using the individual-film-forecast method, whereby these costs are amortized in the proportion that current year’s revenue bears to management’s current estimate of ultimate revenue expected to be recognized from the exhibition or sub-licensing of the films or episodic television series.
Film ultimate revenues include estimates of revenues from all markets and territories, including revenues associated with theatrical release of the film, revenues associated with home video sales, licensing sales to broadcast or cable networks. Ultimate revenues forecasts include estimates over a period not to exceed ten years following the date of the film’s initial release. Estimated ultimate revenues are revised at least annually.
For episodic television series, ultimate revenue can include estimates from the initial market and secondary markets. Until the Company can establish estimates of secondary market revenue, capitalized costs for each episode television series shall not exceed an amount equal to the amount of revenue contracted for that episode. Accordingly, costs of distribution rights incurred in excess of the amount of revenue contracted for each episode are expensed as incurred on an episode-by-episode basis.
Film production cost
Production costs include expenditures for the production of films by the Group. Production costs are only capitalized when the revenue stream related to the produced film is determinable either through specific advertising contracts or other circumstances whereby revenue can be determined to be associated with the specific film and the same amount of revenue can be reasonably estimated. For films completed and on release, the related capitalized costs are amortized using the individual-film-forecast method, whereby these costs are amortized in the proportion that current year’s revenue bears to management’s current estimate of ultimate revenue expected to be recognized from the exhibition or licensing of the films. As of December 31, 2010, the film production cost amounted to RMB8.0 million.
Issuance cost of convertible debt
As of December 31, 2009 and 2010, the issuance costs of the Company’s 2.0% Convertible Senior Notes due 2011 amounted to RMB14.3 million and RMB6.6 million, respectively. The issuance cost of Notes II is deferred and being amortized on a straight-line basis over a period of three years from the date of issuance, which is September 16, 2008, to the maturity date on September 15, 2011. The amortization expense of issuance costs related to Notes II during the years ended December 31, 2008, 2009 and 2010 was approximately RMB2.9 million, RMB8.6 million and RMB8.6 million, respectively.
(19) Impairment of long-lived assets
Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the amount the carrying value exceeds the fair value of the assets. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments are utilized, the timing or the amount of the impairment charges could be different. No impairment was recognized during the years ended December 31, 2008 and 2009. Impairment of approximately RMB10.2 million related to prepayment for upfront licensing fees was recognized during the year ended December 31, 2010.

(20) Financial instruments
Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, marketable securities, accounts receivable, other current assets, time deposit with maturity over one year, amount due from/to related parties, investment in securities, contingent consideration in relation to the business combinations, short term loan, accounts payable, other payables and convertible debt. As of December 31, 2009 and 2010, their carrying values approximated their fair values because of their generally short maturities, except for the marketable securities (Note 15), investment in securities (Note 4(11)) and the convertible debt (Note 21).
(21) Revenue recognition
Online game revenue
The Group derives its online game revenue from the sale of in-game virtual items and game usage fees purchased by game players to play its Massively Multiplayer Online Role-Playing Games (“MMORPGs”) and casual games.
The Group sells pre-paid cards, in both virtual and physical forms, to third party distributors and retailers, including Internet cafes, as well as through direct online payment systems. The prepaid game cards entitle end users to access online game contents for a specified period of time (time-based revenue model) or purchase in-game premium features (item-based revenue model). All proceeds received from distributors or retailers, net off discounts, from the sales of pre-paid card are deferred when received.
Under the item-based revenue model, revenues are recognized over the estimated life of the in-game virtual items that game players purchase or as the in-game virtual items are consumed. Under the time-based revenue model, revenues are recognized based on the time units consumed by the game players. Revenues are also recognized when game players who had previously purchased playing time or virtual currency are no longer entitled to access the online games in accordance with the published expiration policy. Deferred revenue is reduced as revenues are earned.
Online games revenue, including MMORPGs and casual games, amounted to approximately RMB3,410.3 million, RMB4,841.0 million and RMB4,614.4 million during the years ended December 31, 2008, 2009 and 2010, respectively, which represented a substantial portion of the Group’s revenues in 2008, 2009 and 2010.
Overseas licensing revenues
The Group enters into licensing arrangements with overseas licensees to operate its MMORPGs and advanced casual games in other countries or territories. These licensing agreements provide two revenue streams, consisting of an initial license fee and a monthly revenue-based royalty fee. The initial license fee is based on a fixed amount and recognized ratably over the term of the license. The monthly revenue-based royalty fee is recognized when earned, provided that collectability is reasonably assured.
Online literature revenue
The Group generates revenue from the sale of online premium literature contents to the users. The users generally purchase the content by chapter or by book and cannot cancel the purchase once made. The users can pay for their purchases either through the pre-paid cards sold by the Group or through credits directly deposited into their respective accounts which they can make payments directly on the Group’s online literature websites.

The purchased content usually has no expiry period unless otherwise stated. The revenue from purchase of online content or other community tools (such as votes and gifts for an author) is recognized at the time of purchase as the Company does not have any further obligation after providing the content to the user upon purchase and all other criteria for revenue recognition is met.
Wireless literature revenue
The Group derives wireless service revenues primarily by providing its literature contents to wireless application protocol, or WAP, operators and a mobile operator (collectively referred to as “wireless carriers”) pursuant to revenue-sharing arrangements. The Group uploads the literature content to the wireless platforms of the wireless carriers and the royalty right resides with the Group. The wireless carriers receive a fee from the wireless users when they pay to access the literature content from their wireless devices (such as mobile handsets). Such fee is charged either on a monthly subscription basis (under which users can access a variety of contents offered on the carrier’s platform) or per usage basis (based on the Group’s literature content accessed by the user per book or per chapter). The Group receives an agreed percentage of the fee generated by the respective wireless carriers.
Recognition of revenues under these wireless services agreements is subject to availability of the usage information from the respective wireless carriers. With respect to the WAP operators, the Group relies on monthly billing statements which are received from the WAP operators shortly after the month end. The revenue earned from arrangements with wireless operators is recognized in the month in which the services are performed (i.e., provided to the end user by the WAP operators) based on the monthly billing statement received from the WAP operator.
For the arrangement entered into with the telecom operator in 2010, the Group can access the information on the content accessed by the wireless users on the per usage basis from a platform operated by the mobile operator on a monthly basis. For the revenues from the mobile operator based on monthly subscription, the Group relies on the quarterly billing statements for the Group’s share in the fees generated by the telecom operator in each month. There is normally time lag of 3 to 4 months by which the Group receives the billing statements from the mobile operator and the Group has no visibility into these revenues prior to receipts of the billing statements.
In case of arrangement with the mobile operator:
• where the Company has timely access to usage information (i.e. under the per usage basis), in accordance with ASC 605, the revenues are recognized in the period in which the service is performed provided that no significant obligation remains, collection of the receivable is reasonably assured and the amounts can be reliably estimated. The estimate of revenue is based on Company’s analysis of usage information for the month provided by the mobile operator, the contractual rates with the mobile operator and any historical adjustments for discrepancies between internally estimated revenues and actual revenues subsequently confirmed by the mobile operator. There were no significant true up adjustments between the Company’s analysis of usage information and the statements received during 2010.
• where the Group does not have timely access to usage information (i.e. under the monthly subscription basis), until billing statements are received, the Group cannot reliably determine the revenue earned for that period as it has limited relationship history with the mobile operator which began in 2010 and lacks the information necessary to make a reliable estimate. Accordingly, the Group recognized revenue in the period in which the service is performed only if the billing statements for the related period have been received prior to the issuance of its financial statements. The Group has applied such policy on a consistent basis. The time lag before the Group receives the billing statements from China Mobile normally ranges from three to four months and the Group has no visibility into these revenues prior to the receipt of the billing statements. The Group currently does not expect a significant change to the time lag in receiving the billing statements in the near future, and hence expects to continue to report the revenues from such wireless services on similar time lag basis. However, as the Group does not control the time when the mobile operators provide the billing statements, if the Group receives any billing statements at a time lag different from the current timelines, the Group will record the revenues following the accounting policy as discussed above, which may result in disproportionate revenue recognition.

The revenues recognized under the arrangements with the wireless carriers represent only the Group’s shares of the revenues to be received from the wireless carriers, i.e. recorded on a net basis, as the Group is not the primary obligor in the arrangement, nor does it enter into contract with wireless users or has the price setting capabilities. The Group only provides the content to the wireless carriers.
Offline literature distribution revenue
The Group sells its published books through chain and online bookstores and wholesalers (collectively referred to as “distributors”). The Group enters into sales agreements with each distributor which are generally for a term of one to two years and can be renewed on mutual basis. Prior to entering into the agreement, the Group performs a credit evaluation of the distributor, and further monitors the credit status of the distributor on a regular basis based on market information and past history.
Following the normal industry practice in China, the Group provides the books to the distributors substantively on consignment basis. The books are shipped from the Group’s warehouse as per the orders placed by the distributors for different book titles, under a delivery note which specifies the quantity of the books delivered, the retail price of each book title, the discount to be applied on the retail price (as agreed in the sales agreement with the distributor) and the total wholesale price for the books being shipped. The title of the books is passed to the distributors only after the distributor has sold the books to end customers or if the books have been damaged while in possession of the distributors. The distributors have an unlimited right to return the books to the Group at any time and are not invoiced and do not have the obligation to pay for the books when the books are shipped. Accordingly, the Group has not transferred risk and rewards of the inventory upon shipment to the distributor. Risk and rewards are only transferred when the books are sold to the end customers.
The Group reconciles the wholesale value of the books shipped to and received by the distributors on a monthly basis. Consistent with the industry practice in China, the Group and the distributor arrive at a settlement of the individual delivery notes, normally on a first-in-first-out basis, over a period of 3 to 6 months from the date of each delivery note. Upon settlement, the distributors confirm the amount to be paid under each delivery note based on the books sold or damaged as of the settlement date and the number of unsold books to be returned to the Group. After settlement, the Group raises an invoice to the distributor for the amount to be paid by the distributor, which is a product of the number of books sold or damaged and the discounted price per unit of that book specified in the delivery note. The invoice amount is collected from the distributor within the following one to two months.
The Group generally does not require distributors to make any upfront payments for the shipments. The limited advance payments received are not refundable but can be used to offset future payables of the distributors. The advance payments are shown as advance from customers, and are netted off from the invoice amount at the time of invoicing. The distributors are not contractually obligated to purchase minimum quantities of any books.
Following the industry practice in China and given the extensive sub-distribution network that the distributors operate, generally, the distributors do not provide any information about the books sold or damaged until settlement. The Group is not in a position to reliably estimate the timing of sale of books to the end customers as each book is unique. Therefore, the Company does not have sufficient information to reliably determine the amount of books sold to the end customer under each delivery note until the settlement with the distributor.

The Group has assessed the arrangement under ASC 605 and determined that while the Group meets the other criteria for revenue recognition at the time when the books are actually sold or damaged by the distributor, namely persuasive evidence of an arrangement, books have been delivered and no other significant obligation is remaining, the amount is determinable and the collection of the revenues is reasonably assured, in the absence of any timely information from the distributors, the Company cannot determine how many books have been sold until settlement. Further, the Group has no information as to when books are sold or damaged, other than that such event occurs, prior to settlement. Accordingly, the Group recognizes revenue at the time of settlement with the distributor, which is the time when all the criteria under ASC 605 are met. The Group has applied such policy on a consistent basis.
Based on the accounting policy above, the revenues from offline business recognized in each month comprise of the revenue arising from all the settlements made in that month, and revenues during a year or a quarter from offline business comprise of the revenues arising from all the settlements that have occurred in the 12 months of that year or 3 months of that quarter respectively.
The Group provides volume based sales rebates to the distributors if they complete a specified cumulative level of sales within an agreed period. The amount of such rebates is accrued in accordance with ASC 605-50 “Customer Payments and Incentives” and is recognized as a reduction of revenue.
Copyright licensing
The Group also generates revenues from sub-licensing the copyrights it obtains from authors to online game companies, television producers, movie studios and traditional offline book publishers for an agreed period. The revenue from sub-licensing agreements is recognised when all the following criteria are met: persuasive evidence of an arrangement exists; the content has been delivered or is available for immediate and unconditional delivery and the Group has no further obligations; the price to the customer is fixed or determinable; and collectability is reasonably assured. Depending on the terms of the respective agreements, revenue is recognised either upfront upon the beginning of the sub-licensing agreement to the extent of the fixed and non-refundable amount received upfront or over the period of the sub-licensing agreement. Any amount of revenue which is contingent upon future events (for example future revenue generated by using the copyright) is recognised when the contingency is met.
Online advertising services
The Group’s revenues are derived principally from online brand advertising arrangements, where the advertisers pay to place their advertisements on the Group’s online video, literature or other platforms in different formats. Such formats generally include banners, buttons, links, pre-roll or post-roll video advertisements.
Advertisements on the Company’s online video, literature or other platforms are charged either based on the agreed number of clicks per day over the agreed period or on per day basis. In the first case, the delivery of service occurs when users click on the videos clips. In the latter case, the delivery is not linked to displays, but occurs as the advertisement is hosted each day.
All the Group’s revenue arrangements involve multiple element deliverables that may include placements of different types of advertisements, which are accounted for using the guidance under ASC 605-25 “Multiple Element Arrangements”.
The Group sells the advertising services over a broad price range and there is a lack of objective and reliable evidence of fair value for each deliverable included in the arrangement. Therefore, for the arrangements that all the elements are not delivered in a uniform pattern over the agreement period, the Group treats all elements of advertising contracts as a single unit of accounting for revenue recognition purposes and recognizes the revenues on the completion of delivery of all the elements involved in the arrangements. When all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized ratably over the contract period.

The Group makes a credit assessment of the customer to assess the collectability of the contract amounts prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, the Group recognizes revenue only when the cash was received and all revenue recognition criteria were met.
The majority of the revenue arrangements are contracted with advertising agencies and the Group provides cash incentives in the form of rebate to these advertising agencies based on volume and performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25 (formerly referred to as EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer).
Wireless value-added services
Wireless value-added services (“WVAS”) revenue are derived from providing mobile phone users with services for recharging value of their prepaid cards and subscribing other content such as game related content and literature content via short messaging services (“SMS”). Following the acquisition of Ku6 in July 2009, the Group also provided other entertainment-oriented wireless value-added services including SMS, multimedia messaging services (“MMS”), wireless application protocol (“WAP”), JavaTM (“Java games”), interactive voice response services (“IVR”) and ring back tone (“RBT”) services, to mobile phone users through the three major Chinese operators of telecommunication networks including China United Telecommunications Corporation (“China Unicom”), China Mobile Communications Corporation (“China Mobile”) and China Telecommunications Corporation (collectively, the “Telecom Operators”).
Revenues from WVAS are charged based on a per-use basis or monthly subscription basis and recognized in the period in which the service is performed, provided that collection of the receivables is reasonably assured, the amounts can be accurately estimated, and there are no future service obligations by the Group. In certain instances, when a statement is not received within a reasonable period of time, the Group makes an estimate of the revenues and cost of services earned during the period covered by the statement based on its internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances. The historical differences between the recorded revenue based on such estimates and actual revenue confirmed subsequently were not material.
The Group evaluated its cooperation arrangements with the Telecom Operators to determine whether to recognize the Group’s revenues on a gross basis or net of the service fees and net transmission charges paid to the Telecom Operators. The Group’s determination is based upon an assessment of whether it acted as a principal or agent when providing its services and the Group had concluded that it acts as principal in the arrangement based on the assessment and recognizing revenues on a gross basis.
Recorded music revenue:
Following the acquisition of Ku6 in July 2009, the Group is involved in business of artist development music production, offline music distribution and online distribution through wireless value-added services and the Internet. Recorded music revenues are derived from live performances, corporate sponsorship, online and wireless sales, and offline CD sales. The Group recognizes artist performance fees and corporate sponsorship or marketing event fees once the performance or the service has been completed and when all revenue recognition criteria were met. Revenues from the sale of CDs is derived either by providing the CD master to a distributor or by directly arranging for the volume production and subsequent wholesale of the CDs. In the former case, the Group receives a fixed fee, has no further obligations and recognizes the fee as revenue when the master CD is provided. In the latter case, the Group ships the produced CDs to retail distributors and recognizes wholesale revenues at the time of shipment less a provision for future estimated returns. The Group licenses its music to third parties for guaranteed minimum royalty payments and normally receives non-refundable upfront licensing fees. In such cases the Group recognizes revenue on a straight-line basis over the license period and deferred revenues are included in liabilities. When the contract provides for additional payments if revenues exceed the minimum amount guaranteed, such amounts are included in revenues when the Group is notified of its entitlement to additional payments.

Other revenues
Other revenues principally comprise of revenue from technical services and cooperation, service fees from rendering management software to internet cafe and sale of E-Key, e-book reader and other online game related auxiliary products.
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
The Group sells E-Key, a secure ID product, e-book reader and other on-line game auxiliary products to customers. Revenues derived from the sale of E-Key, e-book reader and other on-line game auxiliary products are recognized when the titles of such products are transferred to the customers and collections are reasonably assured.
Non-online game revenues amounted to RMB158.8 million, RMB394.4 million and RMB957.8 million during the years ended December 31, 2008, 2009 and 2010, respectively.
Customer loyalty program
The Group implemented a customer loyalty program for its online game business, which provides physical awards and in-game virtual items to game players based on accumulated membership points that vary depending on the services rendered and fees paid. If the points were awarded for purchase of in-game virtual items, it is part of the Group’s revenue generating activities, and such arrangements are considered to have multiple elements. Under the applicable guidance, total consideration is allocated to the purchased services and loyalty points based on the relative fair value of the purchased services and redeemable services. Consideration allocated to the loyalty points expected to redeem in-game virtual items is initially recorded as deferred revenue, and revenue is recognized when the points are redeemed and services are rendered. If the points were not awarded from a revenue generating activity, the fair value of the points is accrued as other payables and accrued liabilities, with a charge to cost of sales, when they are awarded.
The Group started its literature business customer loyalty program in the later half of 2010. Under this loyalty program, users earn loyalty points based on their activities to purchase online premium literature content and their participation in various community activities such as commenting and rating a work-in-progress. As users accumulate more points, they gain access to more premium services and are able to redeem those points for community tools, including virtual gifts that can be used to support their favorite authors. If the points were awarded for purchase of literature content, it is part of the Group’s revenue generating activities, and such arrangements are considered to have multiple elements. Under the applicable guidance, total consideration is allocated to the purchased services and loyalty points based on the relative fair value of the purchased content and redeemable services. Consideration allocated to the loyalty points is initially recorded as deferred revenue, and revenue is recognized when the points are redeemed and services are rendered. If the points were not awarded from a revenue generating activity, the fair value of the points are accrued as other liabilities, with a charge to cost of sales, when they are awarded. As of December 31, 2010, the points awarded under the customer loyalty program were insignificant.

Business tax and related surcharges
The Group’s subsidiaries and its VIE subsidiaries are subject to business tax and related surcharges and value added tax on the revenues earned for services provided and products sold in the PRC. The applicable business tax rate varies from 3% to 5% and the rate of value added tax varies from 3% to 17%. In the accompanying consolidated statements of operations and comprehensive income, business tax and related surcharges for revenues derived from on-line games, online literature business, wireless literature business, copyright licensing, online advertising services, wireless valued-added services, recorded music services and other services are deducted from gross revenue to arrive at net revenues.
(22) Deferred revenue
Deferred revenue primarily represents proceeds received from customers that cover online game or literature services to be rendered in the future. Deferred revenue is stated at the amount of proceeds received less the amount previously recognized as revenue upon the rendering of online game or literature services or expiration of the time units or expiration of game cards in accordance with the Group’s published expiration policy.
(23) Deferred licensing fees and related costs
Upon the receipt of proceeds from the distributors, which can be specifically attributable to certain online games and online literature content, the Group is obligated to pay on-going licensing fees and other costs related to such proceeds, including business tax and related surcharges. As revenues are deferred (Note 4(21)), the related on-going licensing fees and costs are also deferred. The deferred licensing fees and related costs are recognized in the consolidated statements of operations and comprehensive income in the period in which the related online game proceeds received are recognized as revenue.
(24) Cost of revenue
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
Cost of service revenues consists primarily of salary and benefits, royalty fees payable to other parties for use of their work, amortization of copyrights, depreciation, maintenance and rental of computer equipment, bandwidth leasing and communication costs, video production cost, amortization and write-down of licensed video copyright, service fees and network fees paid to Telecom Operators and other overhead expenses directly attributable to the provision of the related services.
Cost of online games and services rendered amounted to approximately RMB1,013.2 million, RMB1,453.3 million and RMB1,942.0 million during the years ended December 31, 2008, 2009 and 2010, respectively.
Cost of goods sold
Cost of goods sold primarily consists of direct manufacturing or production costs of physical books, E-Key, e-book readers, other on-line game auxiliary products and CDs, as well as the corresponding shipping and handling costs for the products sold. Cost of goods sold amounted to approximately RMB7.3 million, RMB28.9 million and RMB211.6 million, during the years ended December 31, 2008, 2009 and 2010, respectively.

(25) Product development
Product development costs consist primarily of salaries and benefits, depreciation expense, outsourced game development expenses, share-based compensation, and other expenses incurred by the Group to develop, maintain, monitor and manage the Group’s online entertainment products, software, websites and integrated platforms, and are recorded on an accrual basis.
(26) Sales and marketing
Sales and marketing costs consist primarily of advertising and marketing promotion expenses, salaries and benefits, share-based compensation, sales commission paid to the sales team, and other expenses incurred by the Group’s sales and marketing personnel, and are recorded on an accrual basis. Advertising and market promotion expenses amounted to approximately RMB220.6 million, RMB380.8 million and RMB437.1 million during the years ended December 31, 2008, 2009 and 2010, respectively.
(27) General and administrative
General and administrative expenses consist primarily of salary and benefits, professional service fees, business tax expense, share-based compensation, depreciation expenses, bad debt provision and other expenses. The Company’s business tax expense primarily relates to services and licensing fees paid by certain VIEs to certain PRC subsidiaries.
(28) Share-based compensation
The Group follows ASC 718 (formerly referred to as Statement of Financial Accounting Standard 123(R) “Accounting for stock-based compensation”), which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of ASC 718 apply to new awards, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates.
In accordance with ASC 718, the Company has recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only, and using the graded-vesting attribution method for awards with graded vesting features and performance conditions.
(29) Leases
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

(30) Taxation
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
The Company follows ASC 740-10-25 (formerly referred to as FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes — An interpretation of FASB Statement No. 109). The interpretation prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company did not have any interest and penalties associated with uncertain tax positions and did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2008, 2009 and 2010.
(31) Statutory reserves
China
The Group’s subsidiaries and the VIEs incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).
The PRC subsidiaries must make appropriations to (i) general reserve and (ii) enterprise expansion fund in accordance with the Law of the PRC on Enterprises Operated Exclusively with Foreign Capital. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; enterprise expansion fund appropriation is at the company’s discretion.
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
Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the years ended December 31, 2008, 2009 and 2010, the Group made total appropriations to these statutory reserves of approximately RMB36.1 million, RMB12.6 million and RMB11.2 million, respectively.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.
Korea
The Korean subsidiaries including Actoz and Eyedentity are required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock in accordance with the Commercial Code of Korea. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock by an appropriate resolution of the company’s board of directors or used to reduce accumulated deficit, if any, with the ratification of the company’s majority shareholders. As Actoz and Eyedentity did not declare or pay cash dividend, the Group did not make appropriation to this legal reserve.
(32) Dividends
Dividends of the Company are recognized when declared.
Relevant laws and regulations permit payments of dividends by the PRC and Korean subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations (see Note 4(31)).
In addition, since a significant amount of the Group’s future revenues will be denominated in RMB, the existing and any future restrictions on currency exchange may limit the Group’s ability to utilize revenues generated in RMB to fund the Group’s business activities outside China, if any, or expenditures denominated in foreign currencies.
(33) Earnings per share
Basic net income per share attributable to Shanda Interactive ordinary shareholders is computed using the weighted average number of ordinary shares outstanding during the year. Diluted net income per share attributable to Shanda Interactive ordinary shareholders is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options for the purchase of ordinary shares and the settlement of restricted share units accounted for using the treasury stock method and the conversion of the convertible debt accounted for using the as-converted method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would have anti-dilutive effect (i.e., an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share.
Additionally, in the calculation of diluted net income per share attributable to Shanda Interactive, the Company’s net income is reduced by the difference between the basic and diluted net income per share attributable to Shanda Games multiplied by the weighted average number of Shanda Games’ shares held by the Company. There was no impact of Ku6 on the diluted calculation as Ku6’s basic and diluted net income were the same due to its net loss for the period.
(34) Comprehensive income or loss
Comprehensive income or loss is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustment and unrealized gain/(loss) of marketable securities and investment in securities.

(35) Segment reporting
ASC 280 (formerly referred to as SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”), establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance.
Prior to the Separation, the Company operated and managed its business as a single segment. After the Separation in July 2008, the Company had the two segments of Shanda Games and Shanda Online. In 2010, the Group reported the online video business of Ku6 as a separate segment after the acquisition in January 2010 and the Restructuring in August 2010. As a result of these changes in 2010, the Company determined that it has the following operating segments as of December 31, 2010:
Shanda Games — Focused on operation of online games, which are developed in-house, co-developed and co-operated with Shanda Games’s partners, acquired or licensed from third-parties, through a game service platform which includes game operation technology infrastructure and game content management system.
Shanda Online — Focused on operation of a unified community and an online entertainment content e-commerce service platform.
Ku6 — Focused on providing online advertising services through online video platforms of www.ku6.com and www.juchang.com.
Information regarding the business segments provided to the Company’s CODM is at the gross profit margin level. The Company does not allocate any operating expenses or assets to its segments, as the CODM does not use this information to allocate resources to or evaluate the performance of the operating segments.
As the Company generates its revenues primarily from customers in the PRC, no geographical segments are presented.
The segment information provided below has been prepared as if the current corporate structure which separates the Company’s business into online games related and integrated services platform related, had been in existence throughout the periods presented and as if the Separation had occurred as of the earliest period presented (except for the Yisheng business as noted below). For the period from January 1, 2008 to June 30, 2008, the segment information was prepared by combining the revenues and expenses that were directly applicable to Shanda Games and Shanda Online segment, respectively, and for the period from July 1, 2008 to December 31, 2010, the information set forth below consists of the financial statements of Shanda Games and Shanda Online segment as a standalone entity subsequent to the Separation.
Summarized below are the net revenues, costs of revenues and gross profits with respect to each business segment for the years ended December 31, 2008, 2009 and 2010. The Company has reclassified its previously reported segment information for the year ended December 31, 2008 and 2009 to conform to the current segment presentation. The Group’s assets and liabilities are not evaluated on a segment basis. Accordingly, no disclosure on segment assets and liabilities is provided.

	Year Ended December 31, 2010 (in RMB thousands)
	Shanda Games	Shanda Online	Ku6(3)	Others(1)	Elimination	Total

Net revenues	4,504,708	1,024,379	109,267	1,029,760	(1,095,864)	5,572,250
Costs of revenues	(1,837,182)	(229,374)	(267,030)	(685,482)	865,527	(2,153,541)
Gross profit margins	2,667,526	795,005	(157,763)	344,278	(230,337)	3,418,709

	Year Ended December 31, 2009 (in RMB thousands)
	Shanda Games	Shanda Online	Others(1)	Elimination	Total

Net revenues	4,806,705	1,066,178	519,076	(1,156,581)	5,235,378
Costs of revenues	(1,933,474)	(203,249)	(291,301)	950,398	(1,477,626)
Gross profit margins	2,873,231	862,929	227,775	(206,183)	3,757,752

	Year Ended December 31, 2008 (in RMB thousands)
	Shanda Games	Shanda Online		Others(1)	Elimination	Total

Net revenues	3,376,756	784,186	(2)	268,164	(860,038)	3,569,068
Costs of revenues	(1,489,361)	(126,031)		(171,941)	766,863	(1,020,470)
Gross profit margins	1,887,395	658,155		96,223	(93,175)	2,548,598

(1)
The Company also generates revenues from literature business, operation and management of the provision of management software to internet café and operation of online chess and board platform, WVAS and recorded music of Ku6 acquired in July 2009, etc. Although Yisheng was acquired by Ku6 from the Company in August 2010 and is included in the Ku6 column above for 2010, Yisheng is not material for 2009 and 2008 and its results were not reclassified for those years.

(2)
It represents fees for certain technical services as calculated pursuant to contractual agreements entered into both prior to and in connection with the Separation. Therefore, net revenues in 2008 were calculated using these methods of calculating prior to and after the Separation, and hence net revenues for the years ended December 31, 2008 may not be comparable with those for the years ended December 2009 and 2010.

(3)	The Group acquired Ku6 Holding in January 2010 and reported the online video business of Ku6 as a separate segment after the acquisition in January 2010 and the Restructuring in August 2010.
(36) Fair value measurements
On January 1, 2008, the Group adopted the ASC 820 (formerly referred to as Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”) for financial assets and liabilities. On January 1, 2009, the Group also adopted the statement for all non-financial assets and non-financial liabilities. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets at fair value, including its marketable securities.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income.
(37) Business combinations and non-controlling interests
The Company accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities the Company acquired based on their estimated fair values. Any non-controlling interest was reflected at historical cost. Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, contingent consideration was not recorded until the contingency was resolved.
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

From January 1, 2009, following the adoption of ASC810 (formerly referred to as SFAS No.160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”), the Company also renamed the minority interests to non-controlling interests and reclassified it on the consolidated balance sheet from the mezzanine section between liabilities and equity to a separate line item in equity except for the redeemable securities that are subject to the guidance in ASC 268 (formerly referred to as EITF Topic D-98, “Classification and Measurement of Redeemable Securities”). The Company also expanded disclosures in the consolidated financial statements to clearly identify and distinguish the interests of the Company from the interests of the non-controlling owners of its subsidiaries. The Company has applied the presentation and disclosure requirements retrospectively for all periods presented.
(38) Reclassifications and revisions
Certain reclassifications have been made to all years presented in the consolidated financial statements to conform to the current year presentation. Such reclassifications had no effect on previously reported results of operations or stockholders’ equity.
In addition, the Company has revised the classification of i) investment income in the consolidated statement of cash flows for 2008 to include such amount as operating cash inflows, versus prior presentation as an investing cash flows and ii) net cash paid for purchase of additional shares in a subsidiary in the consolidated statement of cash flows for 2008 and 2009 to include such amounts as financing cash outflows, versus prior presentation as investing cash flows. These changes increased operating cash flows by RMB8.1 million in 2008, increased investing cash flows by RMB4.9 million and RMB23.6 million in 2008 and 2009, respectively, and decreased financing cash flows by RMB13.0 million and RMB23.6 million in 2008 and 2009, respectively.
5. Recent accounting pronouncements
In October 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance on “revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements.” By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE,” now referred to as “TPE,” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may adopt the guidance as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company has not early adopted the new guidance and does not expect the adoption of the new guidance to have a significant impact on its consolidated financial statements of adopting this guidance.
In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities". The amendments in this update are the result of FASB Statement No. 167 “Amendments to FASB Interpretation No. 46 (R)”, which is now codified as FASB ASC 810-10-50-2A “Consolidation — Overall — Disclosure — Variable Interest Entities” and is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2009-17 did not have a material impact on the Company’s financial position, results of operations and cash flows.
In January 2010, the FASB issued a final Accounting Standards Update (ASU) that sets forth additional requirements and guidance regarding disclosures of fair value measurements. ASU 2010-06, Improving Disclosures about Fair Value Measurements, amends the FASB Codification to require gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and 2 fair value measurements. It also clarifies two existing disclosure requirements of ASC 820-10, Fair Value Measurements and Disclosures — Overall, on the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques. There was a significant change in the final guidance as compared to the proposed ASU issued in August 2009. The final ASU does not require a sensitivity analysis for Level 3 measurements. The new requirements and guidance are effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 roll forward which is effective for fiscal years beginning after December 15, 2010 (including interim periods within those fiscal years). The adoption of ASU 2010-06 has no material effect on the Group’s consolidated results of operations and financial condition.
In February 2010, the FASB issued ASU 2010-09, Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements. The ASU amends the guidance on subsequent events in the FASB Accounting Standards Codification to address potential conflicts with current SEC guidance and other issues that were brought to the FASB’s attention through the comment letter process. As a result of the amended guidance, (1) SEC filers must still evaluate subsequent events through the issuance date of their financial statements, however, they are not required to disclose that date in their financial statements, (2) an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market (i.e., over-the-counter market) must evaluate subsequent events through the date of issuance of its financial statements and must disclose that date, and (3) all other entities will continue evaluating subsequent events through the date the financial statements are available to be issued and must disclose that date in their financial statements. In addition, the scope of the disclosure requirements for reissued financial statements has been refined to apply only to “revised” financial statements. For entities, other than conduit bond obligors, the provisions of the ASU are effective upon issuance. Conduit bond obligors will be required to apply the ASU’s requirements in fiscal periods ending after June 15, 2010. The adoption of ASU 2010-09 has no material effect on the Group’s consolidated results of operations and financial condition.
In April 2010, the FASB has issued ASU 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The ASU updates the guidance in ASC 718, Compensation—Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. We do not expect ASU 2010-13 to have any impact on the Group’s consolidated results of operations and financial condition.
On July 2010, the FASB Issued Accounting Standards Update 2010-20, Receivables (Topic 310) — Disclosures about the Credit Quality of Financial Receivables and the Allowance for Credit Losses (the ASU). In the aftermath of the global economic crisis, transparent financial reporting has become the subject of worldwide attention, with a focus on improving accounting standards in a number of areas, including financial instruments. The new ASU requires disclosure of additional information to assist financial statement users understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. For public companies, the ASU is effective for interim and annual reporting periods ending on or after December 15, 2010 with specific items, such as the allowance rollforward and modification disclosures effective for periods beginning after December 15, 2010. Nonpublic entities are required to apply the disclosure requirements for annual reporting periods ending on or after December 15, 2011. The adoption of ASU 2010-20 has no material effect on the Group’s consolidated results of operations and financial condition.
In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU contains the final consensus reached by the EITF meeting on November 19, 2010. The EITF consensus affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The EITF decided to amend Step 1 of the goodwill impairment test so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. The adoption of ASU 2010-28 has no material effect on the Group’s consolidated results of operations and financial condition.

In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU contains the final consensus reached by the EITF meeting on November 19, 2010. The EITF consensus addresses diversity in practice in applying pro forma revenue and earnings disclosure requirements for business combinations. The EITF concluded that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company does not expect ASU 2010-29 to have any impact on the Group’s consolidated results of operations and financial condition.
6. BUSINESS COMBINATIONS
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
In 2008, 2009 and 2010, the Company made a number of acquisitions of businesses directly or through its subsidiaries or VIEs with the objective of diversifying its interactive entertainment businesses as follows:
Acquisitions completed in 2010
(1) Mochi Media, Inc. (“Mochi”)
On January 15, 2010, the Group acquired all of the equity interest of Mochi, which operates a leading platform for distributing and monetizing browser-based games worldwide, through Shanda Games. Pursuant to the acquisition agreement, the total purchase consideration was US$64.3 million (equivalent to RMB438.6 million), which consisted of i) US$58.8 million (equivalent to RMB400.9 million) in cash and the issuance of 622,222 Class A ordinary shares of Shanda Games with an aggregate fair value of US$3.3 million (equivalent to RMB22.2 million) on the acquisition date for all of the outstanding shares of Mochi and ii) US$1.9 million (equivalent to RMB13.6 million) in cash and the grant of 962,963 options of Shanda Games to replace the outstanding employee options of Mochi with fair value of US$2.2 million (equivalent to RMB15.5 million) attributable to the pre-combination service period. The incremental value amounting to US$4.2 million of the total cash paid of US$1.9 million and 962,963 options issued by Shanda Games to replace the options issued by Mochi are attributable to post-combination services and should be recognized as share based compensation cost over the post-combination requisite service period.

The Group also granted 2,068,219 restricted shares of Shanda Games to the employees of Mochi on the acquisition date. The restricted shares will vest from 2 years to 4 years and are considered as awards for post combination services. As a result, the compensation expense of about US$10.8 million was recognized on a straight line basis over the vesting period.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition and the purchase price allocation.

Total purchase price:	RMB
Cash paid by Shanda Games to acquire the outstanding shares of Mochi	400,878,989
Ordinary shares issued by Shanda Games to acquire the outstanding shares of Mochi	22,182,806
Cash paid by Shanda Games to replace options issued by Mochi	13,616,968
Options issued by Shanda Games to replace options issued by Mochi	30,629,002
Share based compensation related to post combination portion	(28,761,778)

438,545,987

	RMB	Amortization period
Cash and cash equivalents	35,097,595
Account receivables	14,181,291
Other current assets	678,176
Acquired intangible assets:
Trademark	218,441,600	20 years
Software technology	184,310,100	7 years
Non-current deferred tax liability	(161,100,680)
Goodwill allocated to Shanda Games segment	163,616,873
Property and equipment, net	1,911,256
Other non-current assets	694,902
Current liabilities	(15,167,114)
Long term liabilities	(4,118,012)

Total purchase price	438,545,987

Total goodwill of RMB163.6 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. Goodwill primarily represents the expected synergies from combining game operations of the Group and Mochi and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition.
The fair value of identifiable intangible assets was measured primarily using income approach taking into consideration of the historical financial performance and estimates of future performance of Mochi’s business. The weighted average amortization periods for the identifiable intangible assets acquired are 14.1 years.
(2) Goldcool Holdings Limited (“Goldcool”)
On January 1, 2010, the Group acquired all of the equity interests of Goldcool and its subsidiaries and variable interest entities, an online game developers and operators in China, for a total consideration of RMB120 million in cash.

The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

	RMB	Amortization period
Cash and cash equivalents	26,729,861
Account receivables	1,755,595
Other current assets	1,933,894
Acquired intangible assets:
Trademark	9,410,000	20 years
Completed technology	17,140,000	3~6 years
Core technology	24,420,000	6 years
Customer base	6,370,000	5 years
Purchased in-process research and development	23,870,000
Non-current deferred tax liability	(17,083,648)
Goodwill allocated to Shanda Games segment	25,077,420
Property and equipment, net	10,202,990
Other non-current assets	924,459
Current liabilities	(10,833,276)
Non-controlling interest	82,705

Total purchase price	120,000,000

Total goodwill of RMB25.1 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. Goodwill primarily represents the expected synergies from combining game operations of the Group and Goldcool and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. In accordance with ASC 805, goodwill is not amortized but is tested for impairment.
The fair value of identifiable intangible assets was measured primarily using income approach taking into consideration of the historical financial performance and estimates of future performance of Goldcool’s business. The weighted average amortization periods for the identifiable intangible assets acquired are 7.2 years. Purchased in-progress research and development of RMB23.9 million was capitalized as an indefinite-lived intangible asset subject to impairment testing until completion or abandonment.
(3) Eyedentity
On September 1, 2010, the Group acquired all of the equity interest of Eyedentity, one of the leading online game developers in Korea, for a total consideration of US$76.5 million (equivalent to RMB520.8 million) in cash, of which US$2.8 million (equivalent to RMB19.2 million) is to replace all of the stock options issued by Eyedentity on the acquisition date. The cash of US$2.8 million has been allocated between pre-combination and post-combination services with US$1.6 (equivalent to RMB10.8 million) million and US$1.2 million (equivalent to RMB8.4 million), respectively. The pre-combination component has been included as purchase consideration in the business combination and the post-combination component was recognized as share based compensation expenses on straight line basis over the remaining vesting period.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition and the purchase price allocation.

Total purchase price:	RMB
Cash paid by Shanda Games to acquire the outstanding shares of Eyedentity	510,022,504
Cash paid by Shanda Games to replace options issued by Eyedentity	19,176,393
Share based compensation related to post combination portion	(8,399,397)

520,799,500

	RMB	Amortization period
Cash and cash equivalents	25,600,071
Account receivables	36,443,251
Other current assets	468,345
Acquired intangible assets:
Completed technology	270,376,850	6 years
Core technology	85,812,300	10 years
Non-compete agreement	13,621,000	3 years
Purchased in-process research and development	89,217,550
Non-current deferred tax liability	(102,692,836)
Goodwill allocated to Shanda Games segment	123,425,354
Property and equipment, net	5,990,437
Other non-current assets	12,849,831
Current liabilities	(40,312,653)

Total purchase price	520,799,500

Total goodwill of RMB123.4 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. Goodwill primarily represents the expected synergies from combining game operations of the Group and Eyedentity and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition.
The fair value of identifiable intangible assets was measured primarily using income approach taking into consideration of the historical financial performance and estimates of future performance of Eyedentity’s business. The weighted average amortization periods for the identifiable intangible assets acquired are 6.7 years.
(4) Ku6 Holding Limited (“Ku6 Holding”)
On January 18, 2010, the Group completed the acquisition of Ku6 Holding and its subsidiaries and VIEs, a leading online video portal in China, through Ku6 by issuing an aggregate of 723,684,204 ordinary shares of Ku6, of which 44,438,100 will replace the options issued by Ku6 Holding and immediately vest without substantive future service requirement. After the completion of this acquisition, the Group owned 100% of equity interests of Ku6 Holding and its subsidiaries and VIEs. The total fair value of the shares issued by Ku6 approximates US$28.9 million (equivalent to RMB197.1 million) based on the share price on the closing date and the difference amounting to US$1.3 million (equivalent to RMB8.8 million) between the fair value of the 44,438,100 shares issued and the fair value of options issued by Ku6 Holding at acquisition date attributable to the pre-combination portion was recorded as share based compensation expense in the consolidated statement of operations and other comprehensive loss. Since the Group has unilateral control of Ku6 Holding, the Group started to consolidate the financial statements of Ku6 Holding from February 1, 2010.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition and the purchase price allocation.

Total purchase price:	RMB
Ordinary shares issued by Hurray Holding to acquired all of the outstanding shares of Ku6 Holding	185,018,771
Ordinary shares issued by Hurray Holding to replace the options issued by Ku6 Holding	12,104,424
Share based compensation related to post combination portion	(8,770,813)

188,352,382

	RMB	Amortization period
Cash and cash equivalents	2,251,083
Account receivables	22,286,107
Other current assets	5,542,286
Acquired intangible assets:
Trademark	170,000,000	20 years
Software technology	15,000,000	7 years
Customer base	10,000,000	5 years
Non-current deferred tax liability	(32,946,429)
Goodwill allocated to Ku6 segment	42,549,736
Property and equipment, net	24,935,478
Other non-current assets	6,400,000
Current liabilities	(77,665,880)

Total purchase price	188,352,382

Goodwill primarily represents the expected synergies from combining operations of the Company and Ku6 Holding, which are complementary to each other, and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition. Such goodwill is not deductible for tax purposes. The fair value of intangible assets was measured primarily by income approach taking into consideration the historical financial performance and estimates of future performance of Ku6 Holding’s business.
The fair value of intangible assets was measured primarily using income approach taking into consideration of the historical financial performance and estimates of future performance of Ku6 Holding’s business. The weighted average amortization periods for the intangible assets acquired are 18.2 years.
Ku6 Holding is subject to claims and litigations, which may arise in the normal course of business. As of and subsequent to the acquisition date on January 18, 2010, Ku6 Holding was involved in a number of cases in various courts and arbitrations. These cases are substantially related to alleged copyright infringement arising before the acquisition. Accordingly liabilities from contingencies assumed of RMB11.1 million in relation to those cases have been recognized in the current liabilities upon acquisition. The compensation amount was based on judgments handed down by the court and out-of-court settlements or management’s best estimation based on the historical actual compensation amount in recent years and the advice from PRC counsel. There are no accruals for any additional losses related to unasserted claims as there was no manifestation of claims and the amount cannot be reasonably estimated.
(5) Tianjin Rongshuxia Information Co., Ltd. (“Rongshuxia”)
In January 2010, the Group completed the acquisition of a 51% equity interest in the online literature business of Shanghai Rongshuxia Co., Ltd., through a newly established subsidiary, Rongshuxia.
The Group paid an advance of RMB6,900,000 in Rongshuxia in 2009 as capital injection into Rongshuxia. Such payment was recorded as advance payment for the acquisition as of December 31, 2009 since this transaction had not closed as of that date. The selling shareholders also injected RMB500,000 upon incorporation of Rongshuxia in 2010. After incorporation, Rongshuxia purchased the business of Shanghai Rongshuxia Co., Ltd. for RMB2,400,000, which was paid in 2010. The amount of RMB2,400,000 is included in the current liabilities at the acquisition date below. As the Group had paid the investment amount in 2009, upon the completion of the acquisition in 2010, the net cash acquired upon the acquisition of Rongshuxia in 2010 is RMB5,003,858, which is equal to the cash and cash equivalents balance of Rongshuxia of RMB7,403,858 at the acquisition date less the RMB2,400,000 that was paid in 2010 to the selling shareholders.

The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

	RMB	Amortization Period
Cash and cash equivalents	7,403,858
Acquired identifiable intangible assets:
Brand name	2,500,000	20 years
User List	700,000	5 years
Goodwill allocated to literature segment	3,631,435
Current liabilities	(2,400,000)
Non-current deferred tax liabilities	(200,000)
Non-controlling interests at fair value	(4,735,294)

Total consideration transferred to Rongshuxia	6,900,000

Total goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. Goodwill primarily represents the expected synergies from combining the online literature business of the Group and Rongshuxia and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition.
The fair value of intangible assets was measured primarily using income approach taking into consideration the historical financial performance and estimates of future performance of Rongshuxia’s business. The weighted average amortization periods for the intangible assets acquired are 16.72 years.
The fair value of non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate.
The acquisition agreement also provides that if the initial public offering of Hongwen or its related parties (collectively, the “Listco”) occurs at anytime, Hongwen will swap the shares of Listco with the shares of the non-controlling interest in Rongshuxia. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company.
(6) Tianjin Zhongzhi Bowen Book Co., Ltd. (“Zhongzhi Bowen”)
In April 2010, the Group acquired a 51% equity interest in the offline literature business of Beijing Zhongzhi Bowen Book Co., Ltd. through a newly established subsidiary, Zhongzhi Bowen.
The Group and the selling shareholders injected RMB70,100,000 and RMB4,900,000 respectively into Zhongzhi Bowen upon the incorporation of Zhongzhi Bowen. Out of the RMB70,100,000 paid by the Group, RMB20,000,000 was treated as the post combination compensation expense as discussed below. After incorporation, Zhongzhi Bowen purchased the business of Beijing Zhongzhi Bowen Book Co., Ltd. for RMB45,000,000, which was paid in 2010. The amount of RMB45,000,000 is included in the current liabilities at the acquisition date below. As a result, the net cash paid for the acquisition of Zhongzhi Bowen is RMB25,025,833, which is equal to the total consideration and capitalization of RMB50,100,000 injected in Zhongzhi Bowen and RMB45,000,000 paid for the acquired business net of the cash and cash equivalents balance of RMB70,074,167 of Zhongzhi Bowen at the acquisition date.

According to the agreement, certain selling shareholders of Beijing Zhongzhi Bowen Book Co., Ltd. were required to continue as employees of Zhongzhi Bowen for 5 years from the acquisition date. If the selling shareholders terminate the employment within 5 years, they have to pay back RMB20,000,000 to the Group for the respective payments they received. As a result, the payment of RMB20,000,000 was recorded in other long-term assets as compensation for post combination services and will be charged into the expenses over the 5 years. Total compensation charge was RMB3 million for the year ended December 31, 2010. The transaction results in a bargain purchase as the consideration of RMB20,000,000 is subject to future employment and is considered as compensation expense.
The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

	RMB	Amortization Period
Cash and cash equivalents	70,074,167
Accounts receivable	1,459,055
Inventories	18,221,795
Other current assets	5,610,605
Acquired intangible assets:
Bookstore relationship	47,800,000	9.8 years
Copyright	16,200,000	9.8 years
Gain on bargain purchase	(6,500,443)
Property and equipment, net	76,464
Deferred tax assets	2,120,700
Current liabilities	(45,000,000)
Non-current deferred tax liabilities	(11,854,500)
Non-controlling interests at fair value	(48,107,843)

Total consideration transferred to Zhongzhi Bowen	50,100,000

The fair value of intangible assets was measured primarily using income approach taking into consideration the historical financial performance and estimates of future performance of Zhongzhi Bowen’s business. The weighted average amortization periods for the intangible assets acquired are 9.8 years.
The fair value of non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate.
The gain on bargain purchase of RMB6,500,443 was recognized in the statement of operations and comprehensive loss in 2010.
The acquisition agreement also provides that if the initial public offering of Hongwen or its related parties (collectively, the “Listco”) occurs at anytime, Hongwen will swap the shares of Listco with the shares of the non-controlling interest in Zhongzhi Bowen. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company.

(7) Tianjin Shengda Tianfang Tingshu Information Technology Co., Ltd.(“Tianfang Tingshu”)
In July 2010, the Group completed the acquisition of a 60% equity interest in the online literature business of Beijing Tianfang Jinma Technology Development Co., Ltd., through a newly established subsidiary, Tianfang Tingshu.
The Group injected RMB4,200,000 upon incorporation of Tianfang Tingshu and also paid RMB3,300,000 directly to the selling shareholders. After incorporation, Tianfang Tingshu purchased the business of Beijing Tianfang Jinma Technology Development Co., Ltd. for RMB2,700,000, which was paid in 2010. The amount of RMB2,700,000 is included in the current liabilities at the acquisition date below. As a result, the net cash paid upon the acquisition of Tianfang Tingshu is RMB6,000,000, which is equal to the total amount paid by the Group of RMB3,300,000 to the selling shareholders and RMB2,700,000 paid to selling shareholders for the acquired business.
Per the terms of the acquisition agreement, if Tianfang Tingshu goes into losses within 3 years of the acquisition, the Group has the right to sell its interests to the non-controlling shareholders based on a pre-determined formula. This right represents a put option held by the Group and is measured and recorded at fair value on the acquisition date separately from the acquisition consideration. The put option is an option on an equity instrument, and does not meet the definition of a derivative as it does not require or permit net settlement. In addition, there is no market mechanism to settle the put option outside the contract. Accordingly, in the absence of any specific guidance for non derivative put option, the put option will be carried at cost until settlement.
The non-controlling shareholders have a right to require the Group to purchase the outstanding 40% non-controlling interests held by them after the completion of the acquisition if the Company or its related parties fail to complete an initial public offer within 3 years of the acquisition agreement or there is disagreement between the parties, at a price based on a pre-determined formula. Therefore from the date of consolidation the non-controlling interests are presented as redeemable non-controlling interests on the balance sheet and such amount will be accreted to the redemption value as the redemption is considered probable. As the initial public offering cannot be anticipated or considered probable until it happens, the redemption of non-controlling interests is considered probable and the changes in the redemption value will be recognized immediately in the income (loss) attributable to redeemable non-controlling interest and adjust the carrying amount to the redemption value at the end of each reporting period. As the redemption value of the redeemable non-controlling interests at December 31, 2010 is less than the carrying amount, no accretion was recognized during the year 2010.
The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

RMB
Total consideration transferred to Tianfang Tingshu and selling shareholders:
Consideration transferred to Tiangfang Tingshu and Selling shareholders	7,500,000
Fair value of the put option	(100,000)

7,400,000

	RMB	Amortization Period
Cash and cash equivalents	4,200,000
Other current assets	1,700,000
Acquired intangible assets:
Brand name	4,800,000	19.58 years
User list	1,000,000	5 years
Goodwill allocated to literature segment	446,429
Deferred tax assets	2,075,000
Non-current deferred tax liabilities	(1,450,000)
Fair value of redeemable non-controlling interests	(3,671,429)

Total consideration transferred to Tianfang Tingshu and selling shareholders	7,400,000

Total goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. Goodwill primarily represents the expected synergies from combining the online literature business of the Group and Tianfang Tingshu and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition.
The fair value of intangible assets was measured primarily using income approach taking into consideration of the historical financial performance and estimates of future performance of Tianfang Tingshu’s business. The weighted average amortization periods for the intangible assets acquired are 17.07 years.
The fair value of redeemable non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate. The fair value of the embedded put option was RMB100,000.
The acquisition agreement also provides that if the initial public offering of Hongwen or the Listco occurs at anytime, Hongwen will swap the shares of Listco with the shares of the non-controlling interest in Tianfang Tingshu. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company.
(8) Acquisition of Xiaoxiang Shuyuan (Tianjin) Culture Development Co., Ltd. (“Xiaoxiang Shuyuan”)
In June 2010, the Group completed the acquisition of a 70% equity interest in Suzhou Jingwei Network Technology Co., Ltd. for a consideration of RMB 19,825,000 in cash. Further, the Group and the selling shareholders also agreed to establish a new company of Xiaoxiang Shuyuan with similar shareholding interests. Suzhou Jingwei Network Technology Co., Ltd. transferred its business to Xiaoxiang Shuyuan for no consideration.
The Group paid RMB19,825,000 to the selling shareholders and paid RMB6,800,000 to establish Xiaoxiang Shuyuan. Out of this total payment of RMB26,625,000, RMB16,000,000 was treated as the post combination compensation expense as discussed below. As a result, the net cash paid upon the acquisition of Xiaoxiang Shuyuan is RMB3,556,361 which is equal to the difference between the purchase consideration of RMB10,625,000 and the cash and cash equivalents balance of RMB7,068,639 of Xiaoxiang Shuyuan at the acquisition date.

According to the agreement, certain selling shareholders of Suzhou Jingwei Network Technology Co., Ltd. are required to continue as employees of Xiaoxiang Shuyuan for 3 years from the acquisition date. If the selling shareholders terminate the employment within 3 years, they have to pay back of RMB16,000,000 to the Group certain penalty which links to the acquisition payment made by the Group. As a result, the payment of RMB16,000,000 was recorded in other long-term assets as compensation for post-combination services and will be charged into the expenses over the 3 years. Total compensation charge was RMB3.1 million for the year ended December 31, 2010.

	RMB	Amortization Period
Cash and cash equivalents	7,068,639
Other current assets	947,621
Acquired intangible assets:
Brand name	6,700,000	19.6 years
Writer contracts	5,200,000	5.6 years
Telecom relationship	100,000	9.6 years
User list	900,000	5.0 years
Goodwill allocated to literature segment	1,036,515
Property and equipment, net	47,735
Non-current deferred tax liabilities	(3,225,000)
Non-controlling interests at fair value	(8,150,510)

Total consideration transferred to Xiaoxiang Shuyuan and selling shareholders	10,625,000

Total goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. Goodwill primarily represents the expected synergies from combining the online literature business of the Group and Xiaoxiang Shuyuan and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition.
The fair value of intangible assets was measured primarily using income approach taking into consideration of the historical financial performance and estimates of future performance of Xiaoxiang Shuyuan’s business. The weighted average amortization periods for the intangible assets acquired are 12.86 years.
The fair value of non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate.
The acquisition agreement also provides that if the initial public offering of Hongwen or the Listco occurs at anytime, Hongwen will swap the shares or option to acquire shares of Listco with the shares of the non-controlling interests in Xiaoxiang Shuyuan. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company.
(9) Acquisition of Tianjin Yueduwang Technology Co., Ltd. (“Cuilong”)
In November 2010, the Group completed the acquisition of a 53.5% equity interest in the online literature business of Shanghai Cuilong Culture Communication Co., Ltd.. Further, the Group and the selling shareholders also agreed to establish a new company of Cuilong with similar shareholding interests. Shanghai Cuilong Culture Communication Co., Ltd. transferred some of its assets to Cuilong for no consideration.
The Group paid RMB4,000,000 to the selling shareholders, which was used by the selling shareholders to establish Cuilong, and RMB 3,500,000 was payable to selling shareholders as of December 31, 2010 (Note 20). In addition, the Group has to inject RMB5,340,000 into Cuilong, which has not been completed as of December 31, 2010 and this amount was eliminated upon consolidation. Out of the total paid and payable amount of RMB12,840,000, RMB3,740,000 was treated as the post combination compensation expense as discussed below. As a result, the net cash received upon the acquisition of Cuilong is RMB3,780,131, which is equal to the cash payment of RMB4,000,000 netting off the compensation of RMB3,740,000 and cash and cash equivalents balance RMB4,040,131 of Cuilong at the acquisition date.

According to the agreements, there are further contingent payments to the selling shareholders based on Cuilong’s operating performance. The contingent payments will be paid in cash if Cuilong exceeds the performance target. If not, the selling holders are obligated to transfer certain Cuilong’s shares or make cash payments to the Company. Such contingent consideration receivable is at the acquisition date based on the fair value of RMB5.7 million as based on the operating history of Cuilong, it is probable that Cuilong will miss the performance target. The contingent consideration receivable is classified within Level 3 of fair value hierarchy and measured on a recurring basis (Note 19). The contingent consideration will be settled by October 2012. The contingent consideration in this acquisition is re-measured to fair value at each reporting date until the contingency is resolved and the changes in fair value are recognized in earnings. As of December 31, 2010, the fair value of the contingent consideration did not change from that at the acquisition date as the actual performance of Cuilong was behind the target as of December 31, 2010.
According to the agreement, certain selling shareholders of Shanghai Cuilong Culture Communication Co., Ltd. are required to continue as the employees of Cuilong for 3 years. If the selling shareholders terminate the employment within 3 years, they have to pay back RMB3,740,000 to the Group certain penalty which links to the acquisition payment made by the Group. As a result, the payment of RMB3,740,000 was recorded in other long-term assets as compensation for post-combination services and will be charged into expenses over 3 years. Total compensation charge was RMB0.2 million for the year ended December 31, 2010. The transaction results in a bargain purchase as the consideration of RMB3,740,000 is subject to future employment and is considered as compensation expense.
The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

RMB
Total consideration transferred to Cuilong and selling shareholders:
Consideration transferred to Cuilong and selling shareholders	9,100,000
Contingent consideration receivable	(5,678,571)

3,421,429

	RMB	Amortization Period
Cash and cash equivalents	4,040,131
Accounts receivable	143,911
Other current assets	5,450,111
Acquired intangible assets:
Brand name	3,700,000	19.2 years
User list	400,000	5 years
Gain on bargain purchase	(897,102)
Property and equipment, net	208,806
Current liabilities	(627,999)
Non-current deferred tax liabilities	(1,025,000)
Non-controlling interests at fair value	(7,971,429)

Total consideration transferred to Cuilong and selling shareholders	3,421,429

The fair value of intangible assets was measured primarily using income approach taking into consideration the historical financial performance and estimates of future performance of Cuilong’s business. The weighted average amortization periods for the intangible assets acquired are 17.81 years.

The fair value of non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate.
The gain on bargain purchase of RMB897,102 was recognized in the statement of operations and comprehensive loss in 2010.
(10) Acquisition of Beijing Wangwen Xinyue Technology Co., Ltd. (“Wangwen Xinyue”)
In May 2010, the Group completed the acquisition of a 55% equity interest in the online literature business of Beijing Yuedu Internet Technology Co., Ltd., through a newly established subsidiary, Wangwen Xinyue.
The Group paid RMB23,500,000 to the selling shareholders and injected RMB4,000,000 to Wangwen Xinyue. After incorporation, Wangwen Xinyue purchased the business of Beijing Yuedu Internet Technology Co., Ltd. for RMB1,000,000, which was paid subsequent to the acquisition in 2010. The net cash paid relating to the acquisition of Wangwen Xinyue is RMB22,109,766, which is equal to the total consideration of RMB27,500,000 and RMB1,000,000 paid for the acquired business netting off the cash and cash equivalents balance of RMB6,390,234 of Wangwen Xinyue at the acquisition date.
According to the agreements, there are further contingent payments based on Wangwen Xinyue’s operating performance. The contingent payments will be paid in cash if Wangwen Xinyue exceeds the performance target. If not, the selling shareholders are obligated to transfer certain Wangwen Xinyue’s shares to the Company. Such contingent payments are recorded as contingent consideration based on the fair value of zero, which is classified within Level 3 of fair value hierarchy and measured on a recurring basis. The contingent consideration has been settled by March 31, 2011. The contingent consideration in this acquisition is re-measured to fair value at each reporting date until the contingency is resolved and the changes in fair value are recognized in earnings. As of the acquisition date and December 31, 2010, the fair value of the contingent consideration is not material.
The non-controlling shareholders have a right to require the Group to purchase the outstanding non-controlling interests held by them after the completion of the acquisition if the Company or its related parties fail to complete an initial public offer by December 31, 2011 at a price based on a pre-determined formula. Therefore from the date of consolidation the non-controlling interests are presented as redeemable non-controlling interests on the balance sheet and such amount will be accreted to the redemption value as the redemption is considered probable. As the initial public offering cannot be anticipated or considered probable until it happens, the redemption of non-controlling interests is considered probable and the changes in the redemption value will be recognized immediately in the income (loss) attributable to redeemable non-controlling interest and adjust the carrying amount to the redemption value at the end of each reporting period. As the redemption value of the non-controlling interests at December 31, 2010 is less than the carrying amount, no accretion was recognized during the year 2010.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

RMB
Total consideration transferred to Wangwen Xinyue and selling shareholders:
Consideration transferred to Wangwen Xinyue and selling shareholders	27,500,000
Contingent Consideration	—

27,500,000

	RMB	Amortization Period
Cash and cash equivalents	6,390,234
Accounts receivable	2,043,235
Other current assets	238,039
Acquired intangible assets:
Brand name	10,100,000	19.7 years
Writer contracts	10,000,000	5.7 years
Copyright	500,000	5.7 years
Telecom relationship	2,200,000	9.7 years
User list	400,000	5 years
Goodwill allocated to literature segment	25,571,731
Property and equipment, net	214,300
Current liabilities	(3,415,981)
Non-current deferred tax liabilities	(5,600,000)
Fair value of redeemable non-controlling interests	(21,141,558)

Total consideration transferred to Wangwen Xinyue and selling shareholders	27,500,000

Total goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining the online literature business of the Group and Wangwen Xinyue and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition.
The fair value of intangible assets was measured primarily using income approach taking into consideration of the historical financial performance and estimates of future performance of Wangwen Xinyue’s business. The weighted average amortization periods for the intangible assets acquired are 12.16 years.
The fair value of redeemable non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate. The fair value of the embedded put option was RMB3,200,000.
The acquisition agreement also provides that if the initial public offering of Hongwen or the Listco occurs at anytime, Hongwen will swap the shares of Listco with the shares of the non-controlling interest in Wangwen Xinyue. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company.
(11) Acquisition of Sun Shine Holdings (BVI) Limited (“Sun Shine”)
In December 2010, the Group completed the acquisition of an 80% equity interest in the video copyright distribution business of Sun Shine Holdings (BVI) Limited and its subsidiary for a total consideration of RMB73.1 million in cash.

The provisional allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

	RMB	Amortization period
Cash and cash equivalents	8,189,230
Account receivables	35,869,448
Other current assets	90,164,704
Intangible assets	127,779,474	1~3 years
Goodwill to allocated to other segment	41,245,372
Property and equipment, net	1,596,482
Other non-current assets	1,583,281
Current liabilities	(182,701,318)
Long term liabilities	(36,000,000)
Non-controlling interest	(14,621,112)

Total purchase price	73,105,561

Total goodwill of RMB41.2 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining the online video operations of the Group and Sun Shine and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. In accordance with ASC 805, goodwill is not amortized but is tested for impairment.
The fair value of non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate.
The acquisition agreement also provides that if the initial public offering of Sun Shine does not occur within 3 years, the Group will negotiate with the selling shareholders to swap the shares of Ku6 with the shares of the non-controlling interest in Sun Shine. The terms of the swap will be discussed separately at the time of the swap. The Group does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Group.
(12) Other acquisitions
In April 2010, the Group acquired 52.5% of the equity interest in an online table game company in China for a total consideration of RMB13 million in cash, of which RMB0.6 million was prepaid in 2009. Total identifiable intangible assets acquired of approximately RMB18.6 million mainly represent trademark and customer base.
In April 2010, the Group acquired 100% of the equity interest in a maternity service company for a total consideration of RMB15.3 million in cash. Total goodwill arising from this acquisition was approximately RMB39.4 million. No identifiable intangible asset was recognized due to immaterial.
In May 2010, the Group acquired 100% of the equity interest in a wireless value added service company for a total consideration of RMB2.7 million. Total goodwill arising from this acquisition was approximately RMB2.2 million. No identifiable intangible asset was recognized due to immaterial.
In July 2010, the Group acquired 100% of the equity interest of a global micropayment solution provider, which mainly provides the service in South East Asia. Pursuant to the acquisition agreement, the total purchase consideration was RMB17 million (equivalent to US$2.5 million) in cash. Total identifiable intangible assets acquired of approximately RMB13.7 million mainly represent trademark and billing platform and total goodwill arising from this acquisition was approximately RMB4.7 million.

In September 2009, the Group acquired 45% of the equity interest in a browser-based online game company in China for a total consideration of RMB2 million in cash. In October 2010, the Group acquired an additional 6% equity interest in this company from its non-controlling shareholder for a consideration of RMB0.8 million in cash. The Group recognized RMB4.7 million gain on previously held equity interest upon the control is obtained. Total identifiable intangible assets acquired of approximately RMB17.3 million mainly represent the website platform.
In November 2010, the Group acquired 100% of the equity interest of a software development and service company for a total consideration of RMB18 million in cash. Total identifiable intangible assets acquired of approximately RMB22.7 million mainly represent completed technology.
In December 2010, the Group acquired 80% of the equity interest of a company engaged in rendering management software to internet cafe for a total consideration of RMB3 million, of which RMB2 million are cash and RMB1 million are other assets. Total identifiable intangible assets acquired of approximately RMB2.4 million mainly represent non-compete agreements.
In December 2010, the Group acquired 80% of the equity interest of a software company for a total consideration of RMB6.7 million in cash. Total identifiable intangible assets acquired of approximately RMB5.4 million mainly represent core technology.
The following table summarizes the allocation of the purchase price for all of the above eight acquisitions:

RMB
Cash and cash equivalents	15,058,738
Account receivables	3,650,161
Other current assets	17,339,028
Acquired intangible assets	80,006,725
Goodwill	46,331,994
Property and equipment, net	19,028,439
Other non-current assets	1,645,165
Current liabilities	(36,223,786)
Long term liabilities	(26,224,072)
Non-current deferred tax liabilities	(18,839,810)
Non-controlling interest	(19,279,410)

Total purchase price	82,493,172

Total goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. Goodwill primarily represents the expected synergies from combining the relating businesses of the Group and these acquired businesses and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition.
The fair value of intangible assets was measured primarily using income approach taking into consideration of the historical financial performance and estimates of future performance of the acquired businesses. The weighted average amortization periods for the intangible assets acquired are 6.4 years.
The fair value of non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate.

Unaudited Pro-forma information on 2010 acquisitions
The financial results of each of the businesses acquired in 2010 have been included in the consolidated statements of operations and comprehensive loss since the respective acquisition dates. The amount of revenues and net loss of these businesses included in the consolidated statements of operations and comprehensive loss for 2010 were RMB473.7 million and RMB273.4 million, respectively.
The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2009 and 2010, as if the respective acquisitions had occurred on January 1, 2009 and 2010, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually took place on the beginning of the periods presented, and may not be indicative of future operating results.

	December 31,	December 31,
	2009	2010
	RMB	RMB

Net revenues	5,449,189,288	5,666,776,735
Net income attributable Shanda Interactive Entertainment Limited	1,467,309,933	567,920,009
The pro forma net income for 2009 and 2010 includes RMB85.3 million and RMB53.8 million for the amortization of identifiable intangible assets and RMB22.6 million and RMB5.2 million amortization of deferred tax liability using the actual effective income tax rate of the respective acquired businesses in 2009 and 2010 as well as considering the impact of net loss attributable to non-controlling and redeemable non-controlling interests.
Acquisitions completed in 2009
(1) Ku6 (formerly known as Hurray! Holding Co., Limited before August 17, 2010)
In July 2009, the Group acquired, by means of a tender offer, 1,155,045,300 ordinary shares of Ku6, a NASDAQ listed company engaged in artist development, music production and wireless music distribution and other wireless value-added services in China, at a purchase price of US$0.04 per share for a total consideration in cash of approximately US$46.2 million (equivalent to RMB315.6 million). As a result, the Group held 52.6% equity interests in Ku6 and became the majority shareholder of Ku6. Since Shanda has unilateral control of Ku6, the Company started to consolidate Ku6’s financial statements since then. The Company believed the acquisition of Ku6 was an integral piece of the Company’s strategy to diversify its interactive entertainment content.
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

Total identifiable intangible assets acquired upon consolidation, mainly include relationship with Telecom Operators of RMB149.6 million and trademark of RMB11.6 million, which have estimated useful lives of 10 years and 20 years, respectively. Total goodwill of RMB25.9 million primarily represents the expected synergies from combining operations of the Company and Ku6, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purpose.
The fair value of non-controlling interest in Ku6 has been determined mainly based on the number of shares held by non-controlling shareholders and the prices in recent share transactions made at open market close to the acquisition date, taking into consideration other factors, as appropriate.
In September 2009, the Company further acquired a 3.6% equity interest in Ku6, for a consideration of US$3.1 million (equivalent to RMB21.3 million) and increased its total equity interest in Ku6 from 52.6% to 56.2%. The excess portion amounting to RMB2.6 million of the cash paid over the adjustment to the carrying amount of non-controlling interests of RMB18.7 million was recognized as a decrease in additional paid in capital attributable to the Company. (Note 23)
(2) Suzhou Jinyou Digital Technology Co., Ltd.
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

(3) Chengdu Simo
In July 2009, the Group acquired a 100% equity interest of Chengdu Simo Technology Co., Ltd. (“Chengdu Simo”), a developer and operator of MMORPGS in China. Pursuant to the acquisition agreement, the total purchase consideration was RMB148.8 million in cash, of which RMB48.8 million is still outstanding as of December 31, 2010 and will be paid when a game named “Qi Xia Tian Xia” achieve certain milestone by Chengdu Simo.
The purchase price of Chengdu Simo was allocated as follows:

RMB
Cash	6,374,000
Other assets	26,885,000
Identifiable intangible assets	104,300,000
Purchased in-progress research and development	6,000,000
Deferred tax liabilities	(11,723,000)
Goodwill	53,532,000
Current liabilities	(36,568,000)

Purchase price	148,800,000

Total identifiable intangible assets acquired upon consolidation mainly include software technology of RMB83.3 million and non-compete agreement of RMB21.0 million, and their estimated useful lives are 3.0 to 7.5 years and 5 years, respectively. Purchased in-progress research and development of RMB6 million were capitalized as an indefinite-lived intangible asset subject to impairment testing until completion or abandonment. Total goodwill of RMB53.5 million represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. Goodwill primarily represents the expected synergies from combining game operations of the Company and Chengdu Simo and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purpose.
(4) Tianjing Huawen Tianxia Book Co., Ltd. (“Huawen Tianxia”)
In July 2009, the Group completed the acquisition of 51% of equity interest in the offline literature business of Tianjing Huawen Tianxia Book Co., Ltd., through a newly established subsidiary, Huawen Tianxia.
The Group and the selling shareholders injected RMB40,000,000 and RMB5,000,000 upon incorporation of Huawen Tianxia, respectively. After incorporation, Huawen Tianxia purchased the business of Tianjing Huawen Tianxia Book Co., Ltd. for RMB22,500,000, of which RMB21,853,374 was paid in 2009 and RMB646,626 was paid in 2010. The amount of RMB22,500,000 is included in the current liabilities at the acquisition date below.

In 2010, the Company finalized the appraisal of the identifiable intangible assets and finalized the purchased price allocation. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition including the impact of the measurement period adjustment.

RMB
Cash and cash equivalents	45,000,500
Inventory	9,918,895
Other assets	4,368,858
Identifiable intangible assets	22,700,000
Goodwill allocated to literature segment	11,363,231
Property and equipment, net	295,246
Deferred tax assets	1,979,250
Current liabilities	(22,500,000)
Non-current deferred tax liabilities	(5,675,000)
Non-controlling interests at fair value	(27,450,980)

Total consideration transferred to Huawen Tianxia	40,000,000

Total identifiable intangible assets acquired mainly include bookstore relationship of RMB13.3 million and copyright of RMB9.4 million, which have an estimated useful life of 6.5 years and 9.5 years, respectively. Total goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining the offline literature business of the Group and Huawen Tianxia and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purpose.
The fair value of non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate.
(5) Other acquisitions in 2009
In December 2008, the Group acquired 20% of equity interest in Shanghai Caiqu Networking Technology Co., Ltd. (“Caiqu”), a web-game community operator in China for a total consideration of RMB4,000,000 in cash (Note 14). To further enhance the Company’s strategy of diversifying its entertainment content offering, the Group acquired the remaining 80% equity interest in Caiqu for a consideration of RMB15,000,000 in cash in November 2009. As Caiqu did not have significant operations in 2009, the Group believes the difference between fair value and carrying amount of the previously held equity investment is not material and no gain or loss was recognized. Total identifiable intangible assets acquired of approximately RMB14,942,000 mainly represents the software technology, which have an estimated useful life of 5 years.
In 2009 the Group also acquired 63.4%, 100% and 100% of the equity interests in three tourism companies, respectively, which own several famous tourists attractions in Zhejiang province. Total consideration for these acquisitions was RMB3,170,000, RMB8,000,000 and RMB12,425,000, respectively, among which RMB3,170,000 and RMB8,000,000 was prepaid in 2008. Following the acquisition of 63.4% of equity interest in one of the three tourism companies, the Group acquired all of the remaining 36.6% equity interest in that company from its non-controlling shareholders for a consideration of RMB2,287,500 in cash in July 2009. The excess portion of approximately RMB2.0 million of the cash paid over the adjustment to the carrying amount of non-controlling interests of RMB0.3 million was recognized as a decrease in additional paid in capital attributable to the Company. Total identifiable intangible assets acquired of approximately RMB10,420,000 mainly represents the qualification of national 4A tourists attractions for several scenic spots, which have an estimated useful life of 5 years.

Acquisitions completed in 2008
In 2008, the Group incurred an aggregate upfront cash consideration of approximately RMB20,845,000 to the sellers to acquire 75% equity interest of Shanghai Yisheng Network Technology Co., Ltd., a company engaged in providing in-game radio broadcasting service in China, and 60% equity interest of Hong Xiu Tian Xiang Science and Technology Development (Beijing) Co., Ltd., a leading developer and operator of online literature in China. Total identifiable intangible assets acquired of approximately RMB16,985,000 consist of software technology and customer base which are being amortized on a straight line basis over economic lives of five years estimated by the Company.
In July 2009, the Group acquired additional equity interest in Hong Xiu Tian Xiang Science and Technology Development (Beijing) Co., Ltd. from 60% to 71% by increasing its share capital for a total consideration of RMB15,000,000 in cash. As a result of the capital injection, the non-controlling shareholders’ equity interest in Hongxiu increased by approximately RMB3.7 million and the Company recognized the corresponding decrease of its investment in Hongxiu as a deduction in additional paid in capital attributable to the Company.
Pursuant to the purchase agreement of Yisheng, the Group was also required to make contingent payment to the selling shareholders if Yisheng exceeded a pre-set target including both financial and non-financial performance. In June 2010, the Group paid additional RMB4.5 million to the selling shareholders of Yisheng, which was recorded as additional goodwill.
7. DISCONTINUED OPERATIONS
In May 2010, Ku6 disposed Beijing Huayi Brothers Music Co., Ltd. including its wholly owned subsidiary of Beijing Huayi Brothers Music Broker Co., Ltd. (collectively referred to as “Huayi Music”) to Huayi Brothers Media Corporation. (“Huayi Media”) for an aggregate consideration of RMB34,450,000. The corresponding disposal gain of Huayi Music recognized in 2010 was RMB30,604,371. According to ASC 205, the effect of discontinued operations has been accounted for retroactively in the consolidated statement of operations for the periods presented herein since Ku6 was acquired by the Company in 2009 and five months ended May 31, 2010.
A summary of the major financial information for the discontinued operations of Huayi Music as of May 31, 2010 and for the four months ended December 31, 2009 since K6 Media was acquired by the Company in 2009 and five months ended May 31, 2010 is set out below:

May 31, 2010
RMB
Current assets:
Cash	4,574,427
Accounts receivable, net of allowance	6,106,914
Prepaid expenses and other current assets	3,885,419

14,566,760

Non-current assets:
Property and equipment, net	445,147
Intangible assets	1,210,275
Goodwill	686,261
Other non-current assets	223,746

2,565,429

Current liabilities:
Accounts payable	5,009,771
Accrued expenses and other current liabilities	7,304,172

12,313,943

Non-current liabilities:
Non-current deferred tax liabilities	302,567

Non-controlling interests:	1,431,981

	2009	2010
	RMB	RMB

Total net revenues	5,420,884	15,780,640
Cost of revenues	(4,564,396)	(10,733,940)

Gross profit	856,488	5,046,700
Operating expenses	(5,860,196)	(5,140,981)

Loss from operations	(5,003,708)	(94,281)
Interest and other income	12,540	39,201

Loss before income tax	(4,991,168)	(55,080)
Income tax benefit	22,779	8,130

Net loss	(4,968,389)	(46,950)
Less: Net loss attributable to the non-controlling interests	2,432,847	11,055

Net loss from discontinued operations, net of tax	(2,535,542)	(35,895)
Gain from disposal of Huayi Music	—	30,604,371

Total (loss) income from discontinued operations	(2,535,542)	30,568,476

8. OTHER INCOME, NET

	2008	2009	2010
	RMB	RMB	RMB

Government financial incentives	62,253,380	221,879,333	272,926,369
Donation expenses	(17,475,876)	(2,150,000)	(22,618,976)
Gain on bargain purchase	—	—	7,397,545
Foreign exchange gain (loss)	(7,834,393)	(5,700,933)	788,501
Gain on previously held equity interest	—	—	4,742,116
Others	(7,562,643)	(10,450,712)	(8,405,279)

	29,380,468	203,577,688	254,830,276

Government subsidies represent discretionary cash subsidies granted by the local government to encourage the development of certain enterprises that are established in the local special economic region. The cash subsidies may be received in the form of (i) a fixed cash amount determined and provided by the municipal government to an operating subsidiary for product and service innovation, or (ii) an amount determined as a percentage of the income tax and business tax actually paid by an operating subsidiary.
Cash subsidies have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits and are recognized as other income when received.
9. TAXATION
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
Hong Kong
The Company’s subsidiaries in Hong Kong are subject to taxes at 16.5%. No Hong Kong profit tax has been provided as the Group did not have assessable profit that was earned in or derived from Hong Kong subsidiaries during the years presented.
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
In 2008, the local governments announced the recognition of the Company’s subsidiaries and VIEs, including Shengqu, Shanda Computer, Shanda Networking, Hangzhou Bianfeng, Shanghai Shulong, Shanghai Holdfast Online Information Technology Co., Ltd., Chengdu Aurora Technology Development Co., Ltd., and Chengdu Jisheng Technology Co., Ltd. as high-new technology enterprises and these entities are issued certificates of high-new technology enterprises that will expire in September through December 2011. Accordingly, with such certificates these entities are entitled to a preferential tax rate of 15%, which is effective retroactively from January 1, 2008 for three years, subject to possible re-assessment by the approval authorities. During the re-assessment, the tax authority may suspend the implementation of the reduced 15% rate. These subsidiaries and VIEs will seek for the extension of their respective high-new technology enterprise status prior to the expiration date of the respective certificates and, if approved, the term will be extended for another three years.

In 2010, Lansha and Jinyou were also recognized as a high-new technology enterprise and are entitled to a preferential tax rate of 15% effective from January 1, 2010 for three years.
Shengqu was also qualified for state key software enterprise for the years 2008 and 2009 and therefore has been subject to an income tax rate of 10% for the years 2008 and 2009. Shengqu did not qualify as a state key software enterprise in 2010 and it was subject to a 15% income tax rate in 2010 as it was recognized as a high-new technology enterprise.
The Corporate Income Tax Law also provides that “Software Enterprise” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% reduction in their tax rate to 12.5% for the subsequent three years. Shanda Computer is qualified as a software enterprise, which is effective from January 1, 2008, and is subject to a 0% income tax rate for the fiscal 2008 and a 50% tax rate reduction to an applicable rate from fiscal 2009 to fiscal 2011. As a result, Shanda Computer was subject to a 10% income tax rate in 2009. Despite the fact that Shanda Computer was subject to a 0% income tax rate for the year 2008, they were still required by the relevant tax bureau to prepay income tax of RMB79 million at the statutory rate of 15% during the year ended December 31, 2008, which was subsequently received from relevant tax authorities in 2009. In 2010, Shanda Computer qualified for state key software enterprise and was subject to an income tax rate of 10% for the year 2010.
In April 2010, Shengji, as a software enterprise, has been granted a two-year EIT exemption and a three year 50% EIT reduction on its taxable income, which is effective retroactively from January 1, 2009. Accordingly, Shengji was subject to a preferential income tax rate of 0% for the year ended December 31, 2009 and 2010. In May 2010, Chengdu Aurora also qualified as “software development enterprise” and was granted a three year 50% enterprise income tax (“EIT”) reduction (“tax holiday”) on its taxable income, which is effective retroactively from January 1, 2009. Therefore Chengdu Aurora was subject to a 12.5% preferential income tax rate for the year ended December 31, 2009 and 2010, respectively.
The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. All of the Group’s China-based subsidiaries were invested by immediate foreign holding company in Hong Kong. All the foreign invested enterprises are subject to withholding tax on dividends distribution effective from January 1, 2008. In 2008 and 2009, certain subsidiaries of the Company planned to distribute profit to its immediate holding companies in Hong Kong and a withholding tax of RMB60.0 million and RMB69.6 million was accrued based on a 5% withholding tax rate. Except for this, since the Company intends to reinvest earnings to further expand its businesses in mainland China, its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies. Therefore no withholding income tax was provided in 2010.
Taiwan
Seed Music Taiwan entities mainly operate in Taiwan and are subject to a corporate income tax rate of 25%.
Korea
Actoz and Eyedentity are subject to income tax on the taxable income as reported in its statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the Republic of Korea (the “Korea Income Tax Laws”). Under the Korean Income Tax Laws, corporations were subject to a tax rate of 14.3% for the year ended December 31, 2008 (or 27.5% if the corporation’s taxable income was greater than KRW100 million for such year); 12.1% for the year ended December 31, 2009 (or 24.2% if the corporation’s taxable income was greater than KRW200 million for such year); and 11% for the year ended December 31, 2010 and thereafter (or 24.2% if the corporation’s taxable income was greater than KRW200 million for such year). The foregoing tax rates include resident tax surcharges in accordance with the Korea Income Tax Laws and local tax laws. Actoz was subject to a tax rate of 27.5% in 2008, 24.2% in 2009 and 24.2% in 2010.

Under the Special Tax Treatment Control Law of Korea, Eyedentity, as a small and medium-sized venture company, was entitled to a 50% reduction in corporate income tax on its taxable income. However, after the acquisition of Eyedentity by the Group, Eyedentity is no longer qualified as a small and medium-sized venture company and was subject to the standard statutory corporate income tax rate. Eyedentity was subject to a tax rate of 24.2% in 2010.
United States
Mochi is subject to income tax on the taxable income as reported in its statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the United States (the “US Income Tax Laws”). Mochi is subject to a progressive tax rate ranges from 15% to 35% for the years ended December 31, 2008, 2009 and 2010.
Composition of income tax expense
The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010
	RMB	RMB	RMB

Current income tax expenses	226,226,624	437,321,556	393,699,607
Deferred income tax benefits	(9,755,523)	(21,160,024)	(23,940,614)
Withholding taxes	60,000,000	69,635,112	—

Income tax expenses	276,471,101	485,796,644	369,758,993

Reconciliation of the differences between statutory tax rate and the effective tax rate
The reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010

Statutory income tax rate	25%	25%	25%
Tax differential from statutory rate applicable to the subsidiaries and the VIE subsidiaries	(12%)	(14%)	(13%)
Enacted tax rate change	(1%)	—	—
Effect of tax holidays	(5%)	(1%)	(8%)
Effect of the withholding taxes	4%	3%	—
Effect of change in valuation allowance	4%	4%	21%
Non-deductible expenses	3%	5%	7%

Effective income tax rate	18%	22%	32%

The aggregate amount and per share effect of the tax holidays are as follows:

	2008	2009	2010
	RMB	RMB	RMB
The aggregate net income effect	81,125,328	26,044,547	94,365,491
Basic share effect	0.57	0.19	0.79
Diluted share effect	0.56	0.19	0.77
The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	December 31,	December 31,
	2009	2010
	RMB	RMB
Deferred tax assets
Licensing fees and related costs and deferred revenues	33,507,663	45,276,201
Accrued expenses and inventory provision	100,489,180	135,353,780
Less: Valuation allowances	(18,492,331)	(55,484,598)

Current deferred tax assets	115,504,512	125,145,384

Tax losses carry forward	78,681,097	258,348,323
Other temporary differences	10,120,589	34,610,700
Foreign tax credit	117,557,522	156,939,825
Development costs	9,825,670	10,755,001
Less: Valuation allowances	(197,186,848)	(432,179,615)

Non-current deferred tax assets	18,998,030	28,474,234

Deferred tax liabilities
Revenue recognition	—	18,204,455
Withholding taxes	92,683,791	92,683,791
Intangible assets arising from business combination	15,164,878	1,259,133

Current deferred tax liabilities	107,848,669	112,147,379

Intangible assets arising from business combination	65,020,798	389,971,837

Non-current deferred tax liabilities	65,020,798	389,971,837

Movement of valuation allowances

	2009	2010
	RMB	RMB

At beginning of year	59,680,349	215,679,179
Consolidation of subsidiaries	50,028,771	41,807,356
Current year additions	108,252,671	234,068,747
Disposal of subsidiaries	—	(2,216,126)
Current year reversals	(2,282,612)	(1,674,943)

At end of year	215,679,179	487,664,213

Valuation allowances have been provided on the net deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2009 and 2010, the majority of valuation allowances were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards generated by certain VIE subsidiaries and foreign tax credit carry forwards generated by a subsidiary. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.
Tax losses incurred in 2008, 2009, and 2010 were approximately RMB67.2 million, RMB166.8 million and RMB618.2 million, respectively. The tax losses carried forward as at December 31, 2008, 2009, and 2010, which approximated RMB87.4 millions, RMB387.5 millions and RMB1,013.3 million, respectively, will expire during the period from year 2011 to 2015.
The Group implemented the provisions of ASC 740-10-25 as of January 1, 2007 and the adoption of ASC 740-10-25 had no impact on the Group’s results of operations and shareholders’ equity. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2009	2010
	RMB	RMB	RMB

Balance at the beginning of the year	9,427,110	9,427,110	9,427,110
Additions for tax positions of the current year	—	—	—

Balance at the end of the year	9,427,110	9,427,110	9,427,110

If the Group’s unrecognized tax benefits accrued as of December 31, 2010 were to become recognizable in the future, the Group would record a total reduction of approximately RMB9.4 million in the income tax provision. The Group is not aware of any factors that indicate the unrecognized tax benefits accrued as of December 31, 2010 will be qualified for recognition in the foreseeable future and consider it a long-term liability.
The Group’s accounting policy is to record estimated interest and penalties related to the potential underpayment of income taxes, net of related tax effects, as a component of the income tax provision. As of December 31, 2009 and 2010, the Group had accrued no such estimated interest expense and income tax penalty expense.
The Group’s uncertain tax positions are taken with respect to income tax return reporting periods beginning after December 31, 2002, which are the periods that remain generally open to income tax audit examination by the various income tax authorities that have jurisdiction over the Company’s subsidiary and VIE’s income tax reporting for that period of time, which is usually five years. The Group has monitored and will continue to monitor the lapsing of statutes of limitations on potential tax assessments for related changes in the measurement of unrecognized tax benefits, related net interest and penalties, and deferred tax assets. As of December 31, 2010, however, the Group does not expect to record any material changes in the measurement of unrecognized tax benefits, related net interest and penalties or deferred tax assets and liabilities due to the lapsing of statutes of limitations on potential tax assessments within the next twelve months.

10. EARNINGS PER SHARE
Basic and diluted net income per share attributable to the Company’s ordinary shareholders has been calculated in accordance with ASC 260 for the years ended December 31, 2008, 2009 and 2010 as follows:

	2008	2009	2010
	RMB	RMB	RMB
Numerator:
Income attributable to Shanda Interactive from continuing operations for basic earnings per ordinary share	1,228,674,196	1,595,099,813	583,582,492
Income (loss) attributable to Shanda Interactive from discontinued operations for basic earnings per ordinary share	—	(2,535,542)	30,568,476

Net income attributable to Shanda Interactive for basic earnings per ordinary share	1,228,674,196	1,592,564,271	614,150,968

Income attributable to Shanda Interactive from continuing operations for basic earnings per ordinary share	1,228,674,196	1,595,099,813	583,582,492
Less: Dilution from Shanda Games	—	(7,249,131)	(109,055)

Income attributable to Shanda Interactive from continuing operations for diluted earnings per ordinary share	1,228,674,196	1,587,850,682	583,473,437
Income (loss) attributable to Shanda Interactive from discontinued operations for diluted earnings per ordinary share	—	(2,535,542)	30,568,476

Net income attributable to Shanda Interactive for diluted earnings per ordinary share	1,228,674,196	1,585,315,140	614,041,913

Denominator:
Weighted-average ordinary shares outstanding for basic calculation	142,991,542	134,265,829	120,125,785
Dilutive effect of share options	1,683,360	1,936,559	1,293,407
Dilutive effect of convertible notes	—	2,301,529	1,656,052

Denominator for diluted earnings per share	144,674,902	138,503,917	123,075,244

Earnings per share-Basic
Income attributable to Shanda Interactive from continuing operations	8.59	11.88	4.86
Income (loss) attributable to Shanda Interactive from discontinued operations	—	(0.02)	0.25

Net income attributable to Shanda Interactive	8.59	11.86	5.11

Earnings per share-Diluted
Income attributable to Shanda Interactive from continuing operations	8.49	11.47	4.74
Income (loss) attributable to Shanda Interactive from discontinued operations	—	(0.02)	0.25

Net income attributable to Shanda Interactive	8.49	11.45	4.99

Convertible notes were not included in the computation of diluted EPS in 2008 because the inclusion of such instrument would be anti-dilutive.
For the years ended December 31, 2008, 2009 and 2010, potentially dilutive shares of Shanda Interactive of approximately 1.4 million, 0.3 million and 0.2 million, respectively, were excluded in the computation of diluted earnings per share for these periods as their effect would have been anti-dilutive.
For the years ended December 31, 2008, 2009 and 2010, potentially dilutive shares of Shanda Games of approximately 5.6 million, 4.7 million and 33.6 million, respectively, were excluded in the computation of dilution impact from Shanda Games for these periods as their effect would have been anti-dilutive.

For the years ended December 31, 2009 and 2010, potentially dilutive shares of Ku6 of approximately 46.2 million and 54.6 million, respectively, were excluded in the computation of dilution impact from Ku6 for these periods as their effect would have been anti-dilutive.
11. CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of December 31, 2010 include cash balances held by the Company’s VIE subsidiaries of approximately RMB2,527,468,000. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 32). However, these cash balances can be utilized by the Company for its normal operations pursuant to various agreements which enable the Company to substantially control these VIE subsidiaries as described in Note 4(2) for its normal operations.
Included in the cash and cash equivalents are cash balances denominated in U.S. dollars of approximately US$1,069,539,000 and US$253,663,000 (equivalent to approximately RMB7,300,569,000 and RMB1,679,931,000) as of December 31, 2009 and 2010, respectively.
Included in the cash and cash equivalents are cash balances denominated in Korean Won of approximately KRW3,800,199,000 and KRW14,913,912,000 (equivalent to approximately RMB22,421,000 and RMB87,769,000) as of December 31, 2009 and 2010, respectively.
12. ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2009	2010
	RMB	RMB

Accounts receivable	155,714,628	291,742,897
Less: Allowance for doubtful accounts	(40,004,497)	(31,469,351)

	115,710,131	260,273,546

The movement of the allowance for doubtful accounts during the years is as follow:

	2009	2010
	RMB	RMB

Balance at beginning of year	43,145,109	40,004,497
Add: Current year additions	10,147,259	34,929,494
Add: Consolidation of subsidiaries	—	686,509
Less: Current year reversal	—	(11,076,711)
Less: Current year write-offs	(13,287,871)	(33,074,438)

Balance at end of year	40,004,497	31,469,351

13. INVENTORIES

	December 31,	December 31,
	2009	2010
	RMB	RMB

Finished goods	8,659,808	48,728,409
Raw materials	10,664,541	19,700,353
Work in progress	—	15,948,032
Inventory held with distributors on consignment	11,572,418	46,431,781

Total inventories	30,896,767	130,808,575

Write-down of inventories for the years ended December 31, 2008, 2009 and 2010 was approximately nil, nil and RMB24.3 million, respectively, for the offline publications that remain unsold for a period of time or damaged while in the possession of the Group as a result of the acquisition of Zhongzhi in 2010 as well as the organic growth of the offline literature business. The write-down results in a new cost basis for the related inventory and such new cost basis is carried forward until such inventory is sold or otherwise disposed, or assessed subsequently for further write-downs, if any. If and when the reserved inventories are sold, the Company credits the reserved inventories (which are being carried forward at the new cost basis) and debits the related amount in the cost of goods sold.
14. INVESTMENTS IN EQUITY AND COST METHOD INVESTEES
Investments accounted for under the equity method
The following table includes the Group’s carrying amount and percentage ownership of the investments in equity investees accounted for under the equity method at December 31, 2010 and the carrying amount at December 31, 2009 and 2010:

	December 31,	December 31,
	2009	2010
	RMB	RMB	Effective
			percentage
			ownership

Dalian King-Dian Network Development Co., Ltd. (“King-Dian”)	10,000,000	9,845,953	20.00%
Beijing Jinjiang Networking Technology Co., Ltd. (“Jinjiang”)	8,776,740	12,801,372	50.00%
Shanghai Xunshi Networking Technology Co., Ltd. (“Xunshi”)	2,223,247	551,646	39.05%
Anipark Co., Ltd. (“Anipark”)	6,750,316	3,023,689	9.21%
Huaian Shibo Numeral Technology Co., Ltd.(“Huaian Shibo”)	3,655,413	3,275,363	45.00%
Shanghai Shanda Modern Family Magazine Co., Ltd (“Shanda Family”)	3,241,314	3,517,467	49.00%
Hangzhou Aodian Technology Co., Ltd. (“Aodian”)	624,000	254,400	20.00%
Shanghai Shengguang Networking Technology Co., Ltd. (“Shengguang”)	913,225	679,822	39.05%
Shanghai Orient Youth Culture Co., Ltd. (“Orient Youth”)	97,207	46,163	30.00%
Shanghai Guangyu Networking Technology Co., Ltd. (“Guangyu”)	2,000,000	—	—
Shanghai Gewa Business info consulting Co., Ltd. (“Gewa”)	1,883,053	2,268,919	47.00%
Chengdu Yunduan Networking Technology Co., Ltd. (“Yunduan”)	2,550,000	4,040,297	20.00%
Hangzhou Miusike Networking Technology Co., Ltd. (“Miusike”)	—	14,582,479	26.00%
Beijing Jietong Wuxian Networking Technology Co., Ltd. (“Jietong”)	—	26,757,594	30.00%
Beijing Wende Zhiyuan Culture Communication Co. Ltd. (“Wende”)	—	17,642,910	43.00%
Hangzhou Soushi Networking Co., Ltd. (“Soushi”)	—	25,000,000	32.00%
Chengdu Ledong Information Technology Co., Ltd. (“Ledong”)	—	22,000,000	34.00%

	December 31,	December 31,
	2009	2010
	RMB	RMB	Effective
			percentage
			ownership

Beijing Yicheng Tianxia Technology Co., Ltd. (“Yicheng”)	—	7,841,776	28.84%
Chengdu Awata Network Technology Co., Ltd. (“Awata”)	—	5,000,000	14.42%
Shanghai Maishi Information Technology Co., Ltd. (“Maishi”)	—	5,228,558	14.42%
Shijiazhuang Hailan Online Game Development Co., Ltd. (“ Hailan”)	—	3,661,050	14.42%
Shanghai Lantian Information Technology Co., Ltd. (“Lantian”)	—	2,866,012	16.22%
Beijing Jimu Huanshuo Technology Co., Ltd. (“Jimu”)	—	5,000,000	30.00%
Beijing Chuangye Weilai Technology Co., Ltd. (“Chuangye Weilai”)	—	9,565,235	30.00%
Shengzhen Juling Info Technology Co., Ltd. (“Juling”)	—	4,000,000	30.00%
Hangzhou Xuecheng Networking Technology Co., Ltd. (“Xuecheng”)	—	2,829,784	30.00%
Ningbo Wanglian Networking Co., Ltd (“Wanglian”)	—	2,531,134	35.00%
Shanghai Fanghezi Business Co., Ltd. (“Fanghezi”)	—	2,528,884	35.00%
Shanghai Shimai Networking Technology Co., Ltd. (“Shimai”)	—	2,203,066	25.00%
Shanghai Sheshou Info Technology Co., Ltd. (“Sheshou”)	—	2,410,934	20.00%
Others	2,619,704	12,230,233

Total	45,334,219	214,184,740

The movement of the investments in equity method companies is as follows:

			Share of profit /
			(loss) on	Amortization of		Transferred
	Balances at		affiliated	identifiable		out due to	Balances at
	December 31,		companies	intangible assets,	Other equity	consolidation	December 31,
	2008	Investments	investments	net of tax	movement	(Note 6)	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Orient Youth	117	—	(20)	—	—	—	97
Shanda Family	3,065	—	177	—	—	—	3,242
Sunray	4,570	—	(4,570)	—	—	—	—
Jinjiang	9,108	—	(332)	—	—	—	8,776
Xunshi	7,500	—	(4,662)	(615)	—	—	2,223
Zhongcheng	6,069	5,731	(11,800)	—	—	—	—
Caiqu	4,000	15,000	(459)	—	—	(18,541)	—
Anipark	3,910	—	2,192	—	649	—	6,751
Huaian Shibo	3,800	—	—	(145)	—	—	3,655
Weilai	3,333	11,667	(15,000)	—	—	—	—
Aodian	2,000	—	(1,376)	—	—	—	624
Shengguang	1,332	—	(418)	—	—	—	914
Guangyu	—	2,000	—	—	—	—	2,000
Gewa	—	2,000	(117)	—	—	—	1,883
Yunduan	—	2,550	—	—	—	—	2,550
King-Dian	—	10,000	—	—	—	—	10,000
Others	2,408	11,105	(11,975)	(1,425)	2,506	—	2,619

Total	51,212	60,053	(48,360)	(2,185)	3,155	(18,541)	45,334

			Share of profit /
			(loss) on	Amortization of		Transferred
	Balances at		affiliated	identifiable		out due to	Balances at
	December 31,		companies	intangible assets,	Other equity	consolidation	December 31,
	2009	Investments	investments	net of tax	movement	(Note 6)	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Orient Youth	97	—	(51)	—	—	—	46
Shanda Family	3,242	—	275	—	—	—	3,517
Jinjiang	8,776	—	4,025	—	—	—	12,801
Xunshi	2,223	—	(1,672)	—	—	—	551
Anipark	6,751	—	(3,849)	—	122	—	3,024
Huaian Shibo	3,655	—	(380)	—	—	—	3,275
Aodian	624	—	(370)	—	—	—	254
Shengguang	914	—	(233)	—	—	—	681
Guangyu	2,000	—	(742)	—	—	(1,258)	—
Gewa	1,883	1,000	(614)	—	—	—	2,269
Yunduan	2,550	2,000	(510)	—	—	—	4,040
King-Dian	10,000	—	(154)	—	—	—	9,846
Miusike	—	15,000	(418)	—	—	—	14,582
Jietong	—	27,000	(242)	—	—	—	26,758
Wende	—	17,754	(111)	—	—	—	17,643
Soushi	—	25,000	—	—	—	—	25,000
Ledong	—	22,000	—	—	—	—	22,000
Yicheng	—	8,000	(158)	—	—	—	7,842
Awata	—	5,000	—	—	—	—	5,000
Maishi	—	4,800	429	—	—	—	5,229
Lantian	—	3,000	(134)	—	—	—	2,866
Hailan	—	4,000	(339)	—	—	—	3,661
Jimu	—	5,000	—	—	—	—	5,000
Chuangye Weilai	—	10,000	(435)	—	—	—	9,565
Juling	—	4,000	—	—	—	—	4,000
Xuecheng	—	3,000	(170)	—	—	—	2,830
Wanglian	—	2,500	31	—	—	—	2,531
Fanghezi	—	3,000	(471)	—	—	—	2,529
Shimai	—	3,000	(797)	—	—	—	2,203
Sheshou	—	2,500	(89)	—	—	—	2,411
Others	2,619	12,006	(1,814)	—	—	(580)	12,231

Total	45,334	179,560	(8,993)	—	122	(1,838)	214,185

Investments accounted for under the cost method
In October 2008, the Group acquired a 1.24% stake in Shanghai Institute of Visual of Art of Fudan University (“SIVA”), a college in Shanghai, China, for a consideration of RMB10 million. The Group accounted for the RMB10 million using the cost method of accounting.
In October 2010, the Company, through one of its subsidiaries, acquired certain series B-1 preferred shares of an internet company for a consideration of US$2.0 million (equivalent to RMB13,303,007). The Company’s investment represents less than 20% of the investee’s equity interests, on an as converted basis. The preferred shares are convertible, non-redeemable and with a liquidation preference. As the liquidation preference is substantive and not available to common shares, the preferred shares are not in substance common shares and equity accounting would not applicable. Additionally the preferred shares are non-redeemable and therefore they are not debt securities. Accordingly, the Group has accounted for this investment under cost method.

15. MARKETABLE SECURITIES
Marketable securities as of December 31, 2009 and 2010 comprised of:

	2009
	Cost	Unrealized gain	Fair value
	RMB	RMB	RMB

Mutual funds	9,897,517	1,674,090	11,571,607
Equity securities	2,830,411	6,388,998	9,219,409

Total	12,727,928	8,063,088	20,791,016

	2010
	Cost	Unrealized gain	Fair value
	RMB	RMB	RMB

Mutual funds	9,897,517	1,677,090	11,564,607
Equity securities	2,830,411	2,547,244	5,377,655

Total	12,727,928	4,214,334	16,942,262

16. PROPERTY AND EQUIPMENT
Property and equipment and its related accumulated depreciation as of December 31, 2009 and 2010 are as follows:

	2009	2010
	RMB	RMB

Computer equipment	484,334,144	742,177,260
Leasehold improvements	21,733,441	87,176,124
Furniture and fixtures	35,284,879	58,112,286
Motor vehicles	27,387,413	32,892,503
Office buildings	291,078,312	291,729,925
Less: Accumulated depreciation	(378,455,962)	(496,685,584)

Net book value	481,362,227	715,402,514

Depreciation expense for the years ended December 31, 2008, 2009, and 2010 was approximately RMB 90.6 million, RMB91.9 million and RMB142.5 million, respectively.
17. INTANGIBLE ASSETS
Intangible assets consist of upfront licensing fees paid to online game licensors, software and copyrights, and intangible assets arising from business combinations. Gross carrying amount, accumulated amortization and net book value of the Group’s intangible assets as of December 31, 2009 and 2010 are as follows:

	2009	2010
	RMB	RMB
Gross carrying amount:
Upfront licensing fee paid	599,819,796	750,911,153
Software, copyrights and others	169,637,909	239,854,918
Intangible assets arising from business combinations
- Software technology	354,385,761	992,523,039
- In-progress research and development	9,072,821	122,160,371
- Non-compete arrangement	24,360,507	40,199,215
- Customer base	273,785,027	289,580,406
- Trademarks and brand name	63,533,912	518,955,706
- Bookstore relationship	13,300,000	61,100,000
- Other	56,211,281	73,902,547

	1,564,107,014	3,089,187,355

	2009	2010
	RMB	RMB
Less: accumulated amortization
Upfront licensing fee paid	(285,146,355)	(414,587,870)
Software, copyrights and others	(147,010,050)	(195,813,398)
Intangible assets arising from business combinations
- Software technology	(162,417,811)	(277,262,745)
- In-progress research and development	(1,021,314)	(5,061,989)
- Non-compete arrangement	(4,827,305)	(10,898,888)
- Customer base	(35,687,183)	(82,595,547)
- Trademarks and brand name	(18,222,066)	(44,008,164)
- Bookstore relationship	(1,023,078)	(6,746,155)
- Other	(6,840,940)	(11,073,727)

	(662,196,102)	(1,048,764,039)

Less: Impairment
Upfront licensing fee paid	(20,095,454)	(20,095,454)

Net book value	881,815,458	2,020,327,862

Amortization expense for the years ended December 31, 2008, 2009 and 2010 amounted to approximately RMB148.1 million, RMB207.5 million and RMB378.5 million, respectively.
No impairment was provided in year 2008, 2009 and 2010.
The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Amortization
RMB
2011	408,958,766
2012	354,902,629
2013	301,047,716
2014	214,892,436
2015	165,290,530

Total	1,445,092,077

18. GOODWILL
The changes in the carrying amount of goodwill from significant acquisitions are as follows:

	Balances at		Effect of	Balance at		Effect of	Balances at
Gross amount of	December 31,		exchange rate	December 31,		exchange rate	December 31,
goodwill	2008	Acquisitions	changes	2009	Acquisitions	changes	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Haofang	346,583	—	—	346,583			346,583
Bianfeng	106,170	—	—	106,170			106,170
Actoz	86,479	—	—	86,479			86,479
Aurora	26,130	—	—	26,130			26,130
Simo	—	53,531	—	53,531			53,531
Ku6	—	25,935	(9)	25,926	47,050	119	73,095
Mochi	—	—	—	—	163,617		163,617
Goldcool	—	—	—	—	25,077		25,077
Eyedentity	—	—	—	—	123,425		123,425
Rongshuxia	—	—	—	—	3,631		3,631
Wangwen Xinyue	—	—	—	—	25,572		25,572
Sun Shine	—	—	—	—	41,245		41,245
Xiaoxiang Shuyuan	—	—	—	—	1,037		1,037
Tianfang Tingshu	—	—	—	—	1,446		1,446
Others	39,404	—	—	39,404	59,974		99,378

Total	604,766	79,466	(9)	684,223	491,387	119	1,176,416

	Balances at		Effect of	Balance at		Effect of	Balances at
Accumulated	December 31,		exchange rate	December 31,		exchange rate	December 31,
impairment	2008	Impairment	changes	2009	Impairment	changes	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Haofang	—	—	—	—	(15,000)	—	(15,000)
Bianfeng	—	—	—	—	—	—	—
Actoz	—	—	—	—	—	—	—
Aurora	—	—	—	—	—	—	—
Simo	—	—	—	—	—	—	—
Ku6	—	(3,984)	—	(3,984)	—	—	(3,984)
Mochi	—	—	—	—	—	—	—
Goldcool	—	—	—	—	—	—	—
Eyedentity	—	—	—	—	—	—	—
Rongshuxia	—	—	—	—	—	—	—
Wangwen Xinyue	—	—	—	—	—	—	—
Sun Shine	—	—	—	—	—	—	—
Xiaoxiang Shuyuan	—	—	—	—	—	—	—
Tianfang Tingshu	—	—	—	—	—	—	—
Others	(14,498)	—	—	(14,498)	—	—	(14,498)

Total	(14,498)	(3,984)	—	(18,482)	(15,000)	—	(33,482)

Net carrying	Balance at	Balances at
amount	December 31, 2009	December 31, 2010
	RMB’000	RMB’000
Haofang	346,583	331,583
Bianfeng	106,170	106,170
Actoz	86,479	86,479
Aurora	26,130	26,130
Simo	53,531	53,531
Ku6	21,942	69,111
Mochi	—	163,617
Goldcool	—	25,077
Eyedentity	—	123,425
Rongshuxia	—	3,631
Wangwen Xinyue	—	25,572
Sun Shine	—	41,245
Xiaoxiang Shuyuan	—	1,037
Tianfang Tingshu	—	1,446
Others	24,906	84,880

Total	665,741	1,142,934

Goodwill arising from the business combinations completed in year 2010 has been allocated to the respective acquired entity as a reporting unit of the Group. Goodwill is not amortized but is reviewed annually for impairment.
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
In October 2009, the Company performed an impairment test at reporting unit level relating to goodwill from acquisitions and concluded that there was no impairment as to the carrying value of goodwill as of December 31, 2009, except that an impairment loss of RMB4.0 million was provided for the goodwill of Ku6 reporting unit arising from its acquisition of a music company in 2009 due to the significantly lower than expected performance. The Company tests goodwill annually for impairment or more frequently whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable.
In October 2010, the Company performed an impairment test at reporting unit level relating to goodwill from acquisitions and concluded that there was no impairment as to the carrying value of goodwill as of December 31, 2010, except that an impairment loss of RMB15.0 million was provided for the goodwill arising from the acquisition of Haofang due to the significantly lower than expected performance. The Company tests goodwill annually for impairment or more frequently whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable.
In January 2009, the Company implemented the accounting and disclosure requirements of ASC 820 related to non-financial assets and liabilities that are re-measured at fair value on a non-recurring basis. When available, the Company uses observable market data, including pricing on recent closed market transactions, to determine the fair value of the reporting units and compare with carrying amount of the reporting units to assess any goodwill impairment. The fair value of reporting units of Actoz and Ku6 was determined based on the market capitalization of the respective entities as of the valuation date. When there is little or no observable market data, the Company measures the fair value of each reporting unit primarily using the income approach and using the market approach as a validation of the value derived from income approach. The market approach included using financial metrics and ratios of comparable public companies. When the goodwill was determined to be impaired, the Company uses income approach including discounted cash flow model for each reporting unit and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the related industry to determine the amount of any impairment.
19. FAIR VALUE MEASUREMENTS
The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.
The Group’s financial instruments consist principally of cash and cash equivalent, restricted cash, short term investments, marketable securities, accounts receivable, amounts due from/to related parties, prepayments and other current assets, investment in securities, contingent consideration in relation to the acquisition of Cuilong and Wangwen Xinyue, accounts payable, other payables and accruals and convertible debt. As of December 31, 2009 and 2010, the carrying values of cash and cash equivalent, restricted cash, short term investments, accounts receivable, amounts due from/to related parties, prepayments and other current assets, accounts payable, other payables and accruals and borrowings approximated their fair values.

On a recurring basis, the Group measures the marketable securities and the financial liability related to the forward contract (Note 28) at fair value, which are classified within Level 1 of the fair value hierarchy.
On a recurring basis, the Group measures investment in securities at fair value. Since the investment in securities does not have quoted price in active markets, they are valued using valuation model. Management is responsible for determining the fair value. The fair value of the investment in securities was determined based on Level 3 inputs, of which the investee company’s recent financing activities are significant to the overall fair value measurement.
On a recurring basis, the Group measures the contingent consideration in relation to the acquisition of Cuilong and Wangwen Xinyue at fair value. The Company measures the fair value of contingent consideration using the probability-weighted discounted cash flow model and unobservable inputs mainly including assumptions about expected future cash flows of Cuilong and Wangwen Xinyue.
As of December 31, 2009 and 2010, information about inputs for the fair value measurements of the Group’s financial assets and liabilities that are measured at fair value by level in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in	Significant	Significant
	Year ended	Active Markets for	Other Observable	Unobservable
Description	December 31, 2009	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Marketable securities-Common stock and mutual fund	20,791,016	20,791,016	—	—
Investment in securities	7,000,000	—	—	7,000,000
Foreign currency forward contract	—	—	—	—
Financial liability related to forward contract	—	—	—	—

Total	27,791,016	20,791,016	—	7,000,000

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in	Significant	Significant
	Year ended	Active Markets for	Other Observable	Unobservable
Description	December 31, 2010	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Marketable securities—Common stock and mutual fund	16,942,262	16,942,262	—	—
Investment in securities	41,630,500	—	—	41,630,500
Contingent consideration receivable	5,678,571	—	—	5,678,571

Total	64,251,333	16,942,262	—	47,309,071

A summary of changes in the fair value of the Level 3 investment in securities for the years ended December 31, 2009 and 2010 were as follows, respectively:

Fair Value Measurements
Using Significant
Unobservable Inputs (Level 3)
Investment in Securities
At January 1, 2009	—
Current year purchase	7,000,000

December 31, 2009	7,000,000
Increase in investment	34,103,500
Unrealized gain in value	500,000

December 31, 2010	41,630,500

A summary of changes in the fair value of the Level 3 investment in contingent consideration receivable for the years ended December 31, 2010 was as follows, respectively:

At January 1, 2010	—
Current year addition upon acquisition of Cuilong	5,678,571

December 31, 2010	5,678,571

The following table displays assets measured at fair value on a non-recurring basis as of December 31, 2009 and 2010:

		Quoted Prices in	Significant	Significant
	Year ended	Active Markets for	Other Observable	Unobservable
Description	December 31, 2009	Identical Assets	Inputs	Inputs	Total losses
		(Level 1)	(Level 2)	(Level 3)

Goodwill	665,740,540	—	—	665,740,540	3,984,343

		Quoted Prices in	Significant	Significant
	Year ended	Active Markets for	Other Observable	Unobservable
Description	December 31, 2010	Identical Assets	Inputs	Inputs	Total losses
		(Level 1)	(Level 2)	(Level 3)
Goodwill	1,142,934,128	—	—	1,142,934,128	15,000,000
Other long term assets	235,647,719	—	—	235,647,719	10,172,528

Total	1,378,581,547	—	—	1,378,581,547	25,172,528

In January 2009, the Company implemented ASC 820 for nonfinancial assets and liabilities that are re-measured at fair value on a non-recurring basis. Nonfinancial assets such as goodwill and intangible assets are measured at fair value when there is an indicator of impairment and recorded at fair value only when impairment is recognized. During the years ended December 31, 2008, 2009 and 2010, the Company provided impairment loss of RMB14.5 million, RMB4.0 million and RMB15 million for the goodwill, respectively. In 2010, the Company provided impairment loss of RMB10.2 million for the prepayment of upfront licensing fees. All these non-current assets were measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3).

The Company tests its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The Company measures the fair value of long-lived assets based on an in-use premise using the discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the relating industry.
The Company tests goodwill annually for impairment or more frequently whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. When available, the Company uses observable market data, including pricing on recent closed market transactions, to determine the fair value of the reporting units and compare with carrying amount of the reporting units to assess any goodwill impairment. The fair value of reporting units was determined based on the market capitalization of the respective entities as of the valuation date. When there is little or no observable market data, the Company measures the fair value of each reporting unit primarily using the income approach and using the market approach as a validation of the value derived from income approach. The market approach included using financial metrics and ratios of comparable public companies. When the goodwill was determined to be impaired, the Company uses income approach including discounted cash flow model for each reporting unit and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the music industry to determine the amount of any impairment.
20. OTHER PAYABLES AND ACCRUALS

	2009	2010
	RMB	RMB

Salary and welfare payable	181,740,404	254,394,547
Unpaid advertisement and promotion fee	229,496,086	206,351,495
Unpaid rental for server software	48,435,022	1,906,556
Advance from customers	66,115,682	94,254,418
Accrued interest for convertible debt	7,453,640	7,413,878
Unpaid audit fee	19,289,841	23,383,744
Acquisition related obligation	48,800,000	67,623,584
Deposits from distributors	33,257,943	23,505,933
Payable to employees due to exercise of options	54,470,589	5,432,180
Research & design fee payable	13,182,148	15,048,916
Reimbursement payable	2,839,581	12,123,893
Accrued litigation	—	4,938,776
Other payables	82,480,575	110,534,129

Total	787,561,511	826,912,049

21. CONVERTIBLE DEBT
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
2.0% Convertible Senior Notes due 2011 (“Notes”)
In September 2008, the Company issued US$155 million in aggregate principal amount of 2.0% Convertible Senior Notes due 2011 (“Notes”). The offering size was increased to US$175 million when the initial purchasers exercised in full their over-allotment option to purchase additional US$20 million of Notes. Notes were issued at par and bears interest at a fixed rate of 2.0% per annum, payable semi-annually in arrears in cash on March 15 and September 15 of each year, beginning on March 15, 2009. Notes mature on September 15, 2011.
Notes are initially convertible, subject to certain conditions, into the Company’s ordinary shares at the conversion rate of 57.1428 ordinary shares per US$1,000 principal amount, which is equal to an initial conversion price of US$17.50 per ordinary share (or US$35.00 per ADS). The initial conversion price is higher as compared to the market price of the Company’s ADS, which is US$27.23 per ADS at the date of issuance. Upon conversion of each US$1,000 aggregate principal amount of the notes, the conversion consideration would consist of the sum of (a) cash in an amount equal to the principal portion of each note, subject to certain limitation, and, if applicable, (b) a number of ordinary shares in an amount equal to the excess of the daily conversion value over the principal portion during the observation period. The conversion rate is subject to adjustment for certain events outlined in the Notes Offering Memorandum dated September 16, 2008 (“Offering Memorandum”).
The Company may not redeem the notes prior to their stated maturity date. If a Fundamental Change, which is defined in Offering Memorandum, occurs at any time prior to maturity, the holder of Notes have the option to require the Company to repurchase any notes at a price equal to 100% of the principal amount of the notes plus accrued interest to the date of repurchase except for certain conditions. Notes are senior unsecured obligations and ranked equally with all of the Company’s existing and future senior unsecured and unsubordinated indebtedness. Notes are effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and are structurally subordinated to all existing and future liabilities of the Company’s subsidiaries, including trade payables.

The Notes were recorded as a long-term liability at December 31, 2009 and is classified to current liability at December 31, 2010 due to its maturity within one year. Its embedded conversion feature is not required to be bifurcated under ASC 815 (formerly referred to as SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”).
The borrowing rate was estimated at 9.0% for the liability component of the Notes. This effective interest rate was used to calculate the fair value of the Notes II using a present value approach and the accretion of interest expense over the life of the Notes. Upon the adoption of the new convertible debt guidance, the Company recorded additional interest expense in 2008 totaling RMB19.7 million, which represented imputed interest, net of taxes, for the period from issuance to December 31, 2008. The increase in additional paid-in capital and the corresponding debt discount recorded upon issuance was RMB216.3 million. Imputed interest of approximately RMB216.3 million net of taxes will be recognized over the life of the Notes from its issuance date to the maturity date.
The issuance costs of Notes of RMB25.7 million is deferred and being amortized on a straight-line basis over a period of three years from the date of issuance, which is September 16, 2008, to the maturity date on September 15, 2011. The amortization expense of issuance costs related to Notes for the years ended December 31, 2008, 2009 and 2010 was approximately RMB2.9 million, RMB8.6 million and RMB8.6 million, respectively. The impact on the issuance cost of Notes upon the adoption of this guidance was not material.
Imputed interest expenses on the liability component of Notes recognized for the years ended December 31, 2008, 2009 and 2010 was RMB19.7 million, RMB67.5 million and RMB70.7 million, respectively. The contractual interest expense of Notes recognized for the years ended December 31, 2008, 2009 and 2010 was RMB7.4 million, RMB23.6 million and RMB22.7 million, respectively.
During the year ended December 31, 2009 and 2010, the holders of the Company’s Notes converted approximately US$8.7 million and US$0.05 million of the Notes and the Company additionally issued 144,920 and 296 ordinary shares apart from the settlement of the principal portion in cash of approximately US$8.7 million and US$0.05 million (equivalent to RMB59.7 million and RMB0.3 million), respectively. As the difference between the fair value of the debt component immediately prior to conversion and from the carrying value is not material, no gain or loss was recognized on extinguishment.
The principal amount, unamortized discount and carrying amount of the liability component and carrying amount of the component of the Notes as of December 31, 2009 and 2010 are as follows:

	2009	2010
	RMB	RMB

Equity component	186,170,446	186,106,044
Liability component
Principal amount	1,135,263,360	1,100,765,590
Less: unamortized discount	(121,399,459)	(48,003,058)

Net carrying amount of the liability component	1,013,863,901	1,052,762,532

The discount of the liability component will be amortized over 0.8 years. If all of the outstanding Notes were converted as of December 31, 2009 and 2010, the if-converted value over the principal amount would be approximately US$83.7 million and US$22.0 million (equivalent to approximately RMB571.0 million and RMB145.4 million) using the market value of ordinary shares of Shanda Interactive of US$26.31 and US$19.82 as of December 31, 2009 and 2010, respectively.
As of December 31, 2009 and 2010, the fair value of Notes is approximately US$253.8 million or approximately 152.7% of face value and US$189.2 million or approximately 113.9% of face value, respectively. Fair value estimates related to the Company’s convertible debt discussed above are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The shares issuable upon conversion of Notes have been considered in the computation of diluted earnings per share.
In connection and concurrently with Notes offering, the Company has entered into a privately negotiated accelerated share repurchase agreement, pursuant to which the Company used the total proceeds of Notes of US$175 million to repurchase a variable number of its ADSs (Note 24).

22.	REDEEMABLE PREFERRED SHARES ISSUED BY A SUBSIDIARY AND REDEEMABLE NON-CONTROLLING INTEREST
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
Key terms of the Series A and Series A-1 Preferred shares are summarized as follows:
a. Dividends:
The Investors of the Preferred Shares are entitled to receive dividends at the rate of 6% of the original Preferred Share issue price per annum, when and if declared by the Board of Directors of Grandpro, prior and in preference to the ordinary shareholders or any other class of shareholders on an as-converted basis. The Investors of the Preferred Shares are also being entitled to receive any non-cash dividend, when and if declared by the Board on an as-converted basis.

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
e. Redemption
If (i) the PRC government enacts policies, laws or regulations that prohibits non-PRC entities from investing in, holding or disposing of any securities in Grandpro, its subsidiary or VIE subsidiary, or (ii) Grandpro has not consummated a Qualified Public Offering prior to December 30, 2010, the Investors of not less than a majority of the Preferred Shares then outstanding, would have options at any time to redeem all of the Preferred Shares at a redemption price equal to the original issue price plus an annual rate of 10% accruing from the date of issuance to the redemption date plus any declared and unpaid dividends and interest thereon. In December 2010, all of the preferred shares have been redeemed by Grandpro for a total consideration of US$25.3 million in cash (equivalent to RMB168.6 million).
Accretion and the corresponding re-measurement at the current exchange rate for the years ended December 31, 2008, 2009 and 2010 was approximately RMB4,770,940, RMB13,247,741 and RMB10,654,313, respectively. As of December 31, 2008 and 2009, the balance of preferred shares issued by Grandpro was RMB144,734,732 and 157,982,473.

Redeemable non-controlling interests
The balance of redeemable non-controlling interests is summarized as follows:

	December 31,	December 31,
	2009	2010
	RMB	RMB

Tianfang Tingshu	—	3,134,086
Wangwen Xinyue	—	22,162,159

	—	25,296,245

		Arising from			Balance at
	Balances at	Business	Share of	Share-Based	December 31,
	January 1, 2010	Combination	Profit/(Loss)	Compensation	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Tianfang Tingshu	—	3,671,429	(537,343)	—	3,134,086
Wangwen Xinyue	—	21,141,558	613,927	406,674	22,162,159

Total	—	24,812,987	76,584	406,674	25,296,245

23. NON-CONTROLLING INTERESTS
The Company’s majority-owned subsidiaries and VIEs which are consolidated in the consolidated financial statements but with non-controlling interests recognized mainly include Shanda Games, Ku6, Beijing Shine Show Culture Communication Co., Ltd. (“Shine Show”), Huawen Tianxia and Jinyou, etc.
Non-controlling interests include the common shares in the consolidated subsidiaries or VIE subsidiaries and equity awards issued by the Company’s subsidiaries. The balance is summarized as follows:

	December 31,	December 31,
	2009	2010
	RMB	RMB

Non-controlling interests in consolidated subsidiaries or VIE subsidiaries
Shanda Games	1,142,704,542	1,585,168,623
Ku6	230,396,325	207,268,902
Shine Show	—	97,289,214
Zhongzhi Bowen	—	45,809,445
Jinyou	24,841,955	36,283,450
Others	45,326,415	83,037,878

	1,443,269,237	2,054,857,512

The following disclosure provides details regarding the effects of changes in the Company’s ownership interest in its subsidiaries on the Company’s equity for the years ended December 31, 2008, 2009 and 2010, in accordance with ASC 810-10-55-4.

	2008	2009	2010
	RMB	RMB	RMB

Net income attributable to Shanda Interactive	1,228,674,196	1,592,564,271	614,150,968
Transfers (to) from the non-controlling interests
Increase in additional paid-in capital for sale of 140,913,000 Shanda Games Class A ordinary shares	—	5,993,051,794	—
Increase in additional paid-in capital for issuance of ordinary shares to acquire Ku6 Holding by Hurray Holding	—	—	41,031,687
Increase in additional paid-in capital for issuance of ordinary shares to acquire Mochi by Shanda Games	—	—	15,765,633
Increase in additional paid-in capital for purchase of equity investments by Shanda Games from other entities under common control	—	—	2,442,547

	2008	2009	2010
	RMB	RMB	RMB

Increase in additional paid-in capital for capital contribution by non-controlling shareholders			635,320
Decrease in additional paid-in capital for repurchase of shares by Shanda Games	—	—	(113,974,438)
Decrease in additional paid-in capital for purchase of additional equity interest in Ku6	—	(2,644,156)	2,845,547
Decrease in additional paid-in capital for purchase of wireless value added service and recorded music businesses from Hurray Holding	—	—	(38,937,610)
Decrease in additional paid-in capital for purchase of additional equity interest in other subsidiaries	—	(2,033,278)	(1,855,557)
Decrease in additional paid-in capital for capital contribution to a subsidiary by the Company	—	(3,745,253)	—

Change from net income attributable to Shanda Interactive and transfers (to) from non-controlling interests	1,228,674,196	7,577,193,378	522,104,097

24. REPURCHASE OF SHARES
On September 9, 2008, the Board of Directors approved a share repurchase program to repurchase up to US$200 million worth of its outstanding ADS of the Company from time to time over the next 12 months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and is expected to include derivative transactions. The program may be suspended or discontinued at any time. The Company used the entire proceeds of the Notes of US$175 million (Note 21), together with cash on hand, to repurchase a variable number of its ADSs. As of December 31, 2008, Shanda had prepaid US$175 million, portion of this prepayment had been applied for repurchase of an aggregate of 4,518,769 ADSs for a total consideration of approximately US$122.8 million (equivalent to approximately RMB839.7 million) and unused prepayment of approximately US$54.5 million (equivalent to approximately RMB373.1 million) is recorded in equity of the Company as of December 31, 2008. After the repurchase, those shares were retired. The excess of US$122.7 million of purchase price over par value, equivalent to RMB839.1 million, was allocated between additional paid-in capital and retained earnings of US$14.4 million and US$108.3 million, respectively (equivalent to RMB98.3 million and RMB740.8 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.
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

On March 22 and June 1, 2010, the Board of Directors of the Company approved two share repurchase programs. Under the two share repurchase program, the Company is authorized to repurchase up to US$300 million and US$200 million worth of its outstanding ADSs representing the ordinary shares of the Company from time to time, depending on market conditions, share price and other factors, as well as subject to the memorandum and articles of association of the Company, the relevant rules under United States securities laws and regulations and the relevant stock exchange rules. The share repurchases may be made on the open market, in block trades or otherwise and is expected to include derivative transactions. The program may be suspended or discontinued at any time.
During the year ended December 31, 2010, the Company had repurchased a total of 11,509,189 ADSs for an aggregate consideration of US$488.0 million (equivalent to Rmb3,322.2 million). After the repurchase, those shares were retired. The excess of US$487.7 million of purchase price over par value, equivalent to RMB3,320.6 million, was allocated between additional paid-in capital and retained earnings of US$196.9 million and US$290.8 million, respectively (equivalent to RMB1,340.3 million and RMB1,980.3 million, respectively), based on the pro rata portion of additional paid-in capital on the ordinary shares.
25. EQUITY COMPENSATION PLAN
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
In 2008, 2009 and 2010, no options were granted under the 2003 Share Incentive Plan.
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
In 2009 and 2010, no options were granted under the 2005 Equity Compensation Plan.
Activities of share options
A summary of the option activity, relating to the options held by the Company’s employees under the 2003 Share Incentive Plan and 2005 Equity Compensation Plan as of and for the year ended December 31, 2010 are set out below:

			Weighted Average
	Options	Weighted Average	remaining	Aggregate
	Outstanding	Exercise Price	contractual life	Intrinsic value
		US$		US$
Outstanding at January 1, 2010	2,558,176	8.78
Granted	—	—
Exercised	(673,952)	8.50
Forfeited	(15,000)	8.45
Expired	—	—

Outstanding at December 31, 2010	1,869,224	8.88	3.85	20,833,124

Vested and expected to vest at December 31, 2010	1,858,360	8.86	3.86	20,359,058

Vested and exercisable at December 31, 2010	1,639,225	8.16	5.04	19,117,337

The aggregate intrinsic value is calculated as the difference between the market value of US$19.82 as of December 31, 2010 and the exercise price of the shares. The total intrinsic value of options exercised during the three years ended December 31, 2008, 2009 and 2010 was RMB 93.9 million, RMB 177.4 million and RMB50.3 million, respectively.
The weighted average grant-date fair value of options granted during fiscal years 2008 was US$7.51. No option was granted during the fiscal year 2009 and 2010. The total fair value of options vested during the three years ended December 31, 2008, 2009 and 2010 was RMB61.0 million, RMB42.1 million and RMB34.6 million, respectively.
As of December 31, 2010, there was RMB7.1 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees. This cost is expected to be recognized over a weighted averaged period of 0.7 years. Total compensation cost may be adjusted for future changes in estimated forfeitures. In 2010, total cash received from the exercise of stock options amounted to RMB35.0 million.
Under Shanda’s 2005 Equity Compensation Plan, share-based compensation expense of approximately RMB47.5 million, RMB36.7 million and RMB24.7 million were recognized in the consolidated statements of operations and comprehensive income in the years ended December 31, 2008, 2009 and 2010, respectively
The fair value of each option granted under Shanda’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan is estimated on the date of grant using the Black-Scholes option pricing model that uses assumptions noted in the following table:

	2008

Risk-free interest rate (1)		2.37%-3.52%
Expected life (in years) (2)	5 years
Expected dividend yield (3)		0%
Expected volatility (4)		59%
Fair value per option at grant date	RMB	46.65-61.94

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
(2) Shanda Games Limited (“Shanda Games”)
Shanda Games 2008 Equity Compensation Plan
In November 2008, Shanda Games authorized an equity compensation plan (the “2008 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 44,000,000 ordinary shares. Under Shanda Games’ 2008 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of Shanda Games and/or its subsidiaries’ affiliates, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or Shanda Games’ ordinary shares, equals to the excess of the fair market value of Shanda Games’ ordinary shares, or (iii) other types of compensation based on the performance of Shanda Games’ ordinary shares.

From November 14, 2008 through September 7, 2009, Shanda Games granted options to employees to purchase 24,752,500 ordinary shares at an exercise price of US$3.2 per share and 936,000 ordinary shares at an exercise price of US$3.98 per share under Shanda Games’ 2008 Equity Compensation Plan. After Shanda Games’ IPO, from October 16, 2009 through December 1, 2009, Shanda Games granted options to employees to purchase 38,000 Class A ordinary shares at an exercise price of US$5.38 and 20,000 Class A ordinary shares at an exercise price of US$5.29 under Shanda Games’ 2008 Equity Compensation Plan equivalent to the average market value in the previous fifteen trading days of the grant dates. The options can be exercised within 10 years from the grant date. Pursuant to the 2008 Equity Compensation Plan, for each quarter during the four years beginning on the performance period start date through the four-year performance period. 1/16th of the options have the opportunity to be earned, including 1/3 of which can be earned subject to the participant’s continued employment with Shanda Games, and up to 2/3 of which can be earned contingent on the achievement of different performance targets.
For the options granted prior to the consummation of Shanda Games’ IPO, the vesting conditions are: 1) On each of the first four anniversaries of the performance period start date, twenty percent (20%) of the earned options during the year preceding such anniversary date shall vest and become exercisable. 2) On each of the first four anniversaries of the consummation of the IPO, eighty percent (80%) of the earned options during the year preceding the corresponding first four anniversaries of the performance period start date shall vest and become exercisable provided, in each case, that the employees remain employed by Shanda Games on such vesting date.
For the options granted after the consummation of Shanda Games’ IPO, on each of the first four anniversaries of the performance period start date, one hundred percent (100%) of the options earned during the year preceding such anniversary date shall vest and become exercisable provided that the employees remain employed by Shanda Games on such vesting date.
In accordance with ASC 718, Shanda Games recognized share-based compensation expenses for the options granted prior to IPO, net of a forfeiture rate, using the straight-line method for the 1/3 of the 20% of the options earned subject to the employees’ continued employment with Shanda Games, and using the graded-vesting method for up to 2/3 of the 20% of the options earned contingent on the achievement of different performance targets when Shanda Games concluded that it is probably that the performance targets will be achieved.
Shanda Games did not recognize share-based compensation expenses for the earned options (80%) granted prior to the IPO and which vested upon the consummation of the IPO, as Shanda Games was not able to determine that it was probable that this performance condition would be satisfied until such event occurred. As a result of the consummation of the IPO, the share-based compensation expenses for this portion of the earned options were recognized in Shanda Games’ consolidated statements of operations and comprehensive income.
For the options granted after the consummation of the IPO, Shanda Games recognized the share-based compensation expenses, net of a forfeiture rate, using the straight-line method for the 1/3 of the options earned subject to the employees’ continued employment with Shanda Games, and using the graded-vesting method for the 2/3 of the options earned contingent on the achievement of different performance targets when Shanda Games concluded that it is probably that the performance targets will be achieved.
In January 2010, Shanda Games replaced the outstanding employee options of Mochi with options of Shanda Games. The replaced awards allow employees to purchase 962,963 Class A ordinary shares of Shanda Games within 10 years from the original grant date and have the same vesting terms as under the original award. The replaced option activities are combined in the 2008 Equity Compensation Plan movement. The incremental compensation cost resulting from the replacement is immaterial.

From March 9, 2010 through December 15, 2010, Shanda Games granted options under the 2008 Equity Compensation Plan to purchase 6,805,200 Class A ordinary shares of Shanda Games at an exercise price equivalent to the average market value in the previous fifteen days. Pursuant to the 2008 Equity Compensation Plan, for each quarter during the four years beginning on the performance period start date through a four-year performance period, 1/16th of the options have the opportunity to be earned, including 1/3 of which can be earned subject to the participant’s continued employment with Shanda Games, and up to 2/3 of which can be earned contingent on the achievement of different performance targets. The options have 10 year contractual term from the grant date and vest over a four year period.
Share-based compensation expense related to the option award granted by Shanda Games under the 2008 Equity Compensation Plan amounted to approximately RMB 2.2 million, RMB 103.9 million and RMB44.6 million, respectively, for the years ended December 31, 2008, 2009 and 2010.
Shanda Games’ share option activities as of December 31, 2010 and changes during the year then ended is presented below:

			Weighted
			Average
		Weighted	Remaining	Aggregate
	Options	Average	Contractual	Intrinsic
	Outstanding	Exercise Price	Life	Value
		US$		US$
Vested and exercisable at December 31, 2009	25,555,200	3.20	—	—

Granted	7,768,163	2.99

Exercised	(1,403,548)	2.63

Forfeited	(8,708,587)	3.25

Expired	—	—

Outstanding at December 31, 2010	23,211,228	3.18	8.34	2,224,590

Vested and expected to vest at December 31, 2010	21,863,951	3.17	8.33	2,198,980

Vested and exercisable at December 31, 2010	5,182,199	3.21	7.96	175,564

The aggregate intrinsic value is calculated as the difference between the market value of US$3.22 as of December 31, 2010 and the exercise price of the shares. The total intrinsic value of options exercised during the year ended December 31, 2010 was RMB5.4 million. No option was exercised during the fiscal year 2008 and 2009.
The weighted average grant-date fair value of options granted during the year ended December 31, 2008, 2009 and 2010 was US$1.60, US$2.49 and US$1.92, respectively. No option was vested during the year ended December 31, 2008 and 2009. The fair value of options vested during the year of 2010 was RMB81.3 million.
As of December 31, 2010, there was RMB123.0 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock-based awards granted to Shanda Games’s employees. This cost is expected to be recognized over a weighted average period of 2.84 years. Total compensation cost may be adjusted for future changes in estimated forfeitures and the probability of the achievement of performance conditions. In 2010, total cash received from the exercise of stock options amounted to RMB1.1 million.

The fair value of each option granted under Shanda Games’ 2008 Equity Compensation Plan before the IPO is estimated on the date of grant using the binomial pricing model that uses the assumptions noted in the following table:

	For the years ended December 31
	2008		2009
Exercise Price	US$	3.2	US$	3.20~US$3.98
Fair value of ordinary shares	US$	3.13	US$	3.90~US$6.25
Risk-free interest rate(1)		3.94%		3.31%~4.44%
Exercise multiple(2)		1.8		1.8
Expected dividend yield(3)		0%		0%
Expected volatility(4)		50%		50%
Fair value per option at grant date (in RMB)		10.4~11.8		14.1~26.8

(1)
The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve over the contractual term of the option in effect at the time of grant.

(2)	The management estimates the options will be exercised when the spot price reaches 1.8 times of strike price after becoming exercisable.

(3)	Shanda Games has no history or expectation of paying dividends on its ordinary shares.

(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of Shanda’s ordinary shares for a period equal to the expected term preceding the grant date.
The fair value of each option granted under Shanda Games’ 2008 Equity Compensation Plan after the IPO is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the following table:

	For the year ended December 31
	2009		2010
Exercise Price	US$	5.29~US$5.38	US$	0.23~US$3.40
Fair value of ordinary shares	US$	5.12~US$5.16	US$	2.50~US$5.21
Risk-free interest rate(1)		2.13%~2.48%		1.00%~2.5%
Expected life (in years)(2)		5		5
Expected dividend yield(3)		0%		0%
Expected volatility(4)		50%		50%
Fair value per option at grant date (in RMB)		15.82~15.84		7.31~33.52

(1)
The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.

(2)	The expected term of stock options granted is developed giving consideration to vesting period, contractual term and historical exercise pattern of options granted by Shanda.

(3)	Shanda Games has no history or expectation of paying dividends on its ordinary shares.

(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of Shanda’s ordinary shares for a period equal to the expected term preceding the grant date.
On December 22, 2008, Shanda Games also granted 407,770 restricted shares under Shanda Games’ 2008 Equity Compensation Plan to Shanda Games’ employees. The restricted shares vest in equal installments over four calendar years on December 31 of each such calendar year, commencing on December 31, 2009, subject to the employee’s continued employment with Shanda Games.

From July 14, 2009 through December 1, 2009, Shanda Games granted 251,920 restricted shares and 6,068,500 restricted shares to Shanda Games’ and Shanda’s employees, respectively, under Shanda Games’ 2008 Equity Compensation Plan. From January 1, 2010 through December 1, 2010, Shanda Games granted 5,413,279 restricted shares to Shanda Games’ and Shanda’s employees under Shanda Games’ 2008 Equity Compensation Plan. These awards will vest in equal installments over two to four years, commencing on the grant date, subject to the employee’s continued employment with Shanda Games or Shanda, as the case may be.
Share-based compensation expense related to the Restricted Share Award granted by Shanda Games under the 2008 Equity Compensation Plan amounted to RMB59,660, RMB21.3 million and RMB110.9 million for the years ended December 31, 2008, 2009 and 2010.
A summary of unvested restricted shares activity for the year ended December 31, 2010 is presented below:

		Weighted Average
		Grant-date Fair
Unvested Restricted Shares	Number of Shares	Value
		US$
Unvested at December 31, 2009	6,725,190	6.0

Granted	5,413,279	4.1
Vested	(2,022,688)	5.5
Forfeited	(489,549)	5.5

Unvested at December 31, 2010	9,626,232	5.2

Expected to vest at December 31, 2010	8,473,034	5.1

The total intrinsic value of restricted shares vested during the year ended December 31, 2010 was RMB42.9 million.
As of December 31, 2010, there was RMB 242.2 million of unrecognized compensation cost (including the unrecognized compensation cost of the Restricted Shares granted to the employees of Shanda amounting to RMB 157.6 million), adjusted for the estimated forfeitures, related to non-vested restricted shares granted to the Group’s employees. This cost is expected to be recognized over a weighted average period of 2.62 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.
(3) Actoz Soft Co., Ltd
Since 2005, Actoz has granted stock options to its employees as an incentive program.
A total of 127,420 shares were granted to Actoz’s employees in July 2006; 140,000 shares were granted in March 2007; 470,730 shares were granted in September 2007; 94,040 shares were granted in March 2008; 10,000 shares were granted in October 2008 and 102,666 shares were granted in March 2010.
The stock options may be exercised from the date that is two years from the grant date for a period of five years under relevant law. The grantees who were granted before March 2007 may exercise 2/3 of granted stock options two years after the grant date and 1/3 of granted stock options may be exercised three years after the grant date. Grantees who were granted options in September 2007, 2008 and 2010 may exercise 1/2 of granted stock options two years after grant date, 1/4 of granted stock option may be exercised three years after grant date, and 1/4 of granted stock options may be exercised four years after grant date.
Under the relevant law, the option exercise price is decided based on the price calculated by taking the arithmetic average of the weighted average of the periods of past two months, one month and one week each prior to the day immediately preceding the date of the shareholders meeting.

The assumptions used to value stock-based compensation awards for the years ended December 31, 2008 and 2010 are presented as follows:

	For the years ended December 31
	2008	2010
Risk-free interest rate	4.80-5.39%	4.56%
Expected life (in years)	4.7-4.9 years	4.5-4.9 years
Expected dividend yield	0%	0%
Expected volatility	63%-87%	65%-67%
Fair value per option at grant date( in KRW)	4,531~6,355	7,504~7,668
Activities of share options
Actoz’s share option activities as of December 31, 2010 and changes during the years then ended is presented below:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
		KRW		KRW
December 31, 2009	412,490	9,398	4.66	3,156,394

Granted	102,666	14,250		—
Exercised	(75,551)	9,378		—
Forfeited	(56,443)	9,532		—

December 31, 2010	383,162	10,682	4.38	301,206

Vested and expected to vest as of December 31, 2010	368,502	10,542	4.30	301,094

Vested and exercisable as of December 31, 2010	214,000	9,346	3.63	236,267

The aggregate intrinsic value is calculated as the difference between the market value of KRW10,450 as of December 31, 2010, and the exercise price of the shares. The total intrinsic value of options exercised during the year ended December 31, 2009 and 2010 was KRW2,301.3 million and KRW81.0 million. No option was exercised during the year 2008.
The weighted average estimated fair value of options granted during fiscal year 2008 and 2010 was KRW4,966 and KRW7,593, respectively. No option was granted in 2009. The total fair value of options vested during the year ended December 31, 2008, 2009 and 2010 was KRW434.0 million, KRW2,191.1 million and KRW958.2 million.
Share-based compensation expense of approximately RMB6.4 million, RMB7.1 million, and RMB5.0 million were recognized in the consolidated statements of operations and comprehensive income for the years ended December 31, 2008, 2009 and 2010, respectively.
As of December 31, 2010 there was KRW912.6 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to unvested stock-based awards granted to Actoz’s employees. This cost is expected to be recognized over a weighted average period of 1.1 years. Total compensation cost may be adjusted for future changes in estimated forfeitures. For the year ended December 31, 2010, total cash received by Actoz from the exercise of stock options amounted to KRW708.6 million (equivalent to approximately RMB 4.2 million).

(4) Cloudary
Cloudary 2010 Equity Compensation Plan
In December 2010, Cloudary authorized a 2010 equity compensation plan (the “SDL 2010 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 25,500,000 Class B ordinary shares of Cloudary.
In December 2010, Cloudary granted options to certain employees to purchase a total of 11,000,750 Class B ordinary shares under the SDL 2010 Equity Compensation Plan at an exercise price of US$1.8 per share.
For certain employees, the options can be exercised within 6 years from the grant date. Pursuant to the SDL 2010 Equity Compensation Plan, for each quarter during the four years beginning on the performance period start date through the four-year performance period, 1/16th of the options have the opportunity to be earned, including 1/4 of which can be earned subject to the participant’s continued employment with Cloudary, and up to 3/4 of which can be earned contingent on the achievement of different performance targets. These performance targets are related to Cloudary’s consolidated quarterly Revenue growth rate and quarterly Income growth rate, calculated against Cloudary’s quarterly Revenue and Income of the corresponding quarter of the previous year and the Cloudary’s historical highest consolidated quarterly Revenue and Income. On the date which is the date of the quarter earnings release for each of the fourth (4th), eighth (8th), twelfth (12th) and sixteenth (16th) quarter following the first quarter of the performance period (each a “Vesting Date”) , one hundred percent (100%) of the options that the employee earned during the preceding quarters and have not vested shall vest and become exercisable; provided that the employee remain employed by Cloudary on such Vesting Date; provided further that no Vesting Date shall occur after the sixth (6th) anniversary of the Grant Date.
For options granted to other employees, the options can be exercised within 6 years from the grant date. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement.
For all the options granted, no Vested Option Shares shall become exercisable before the Initial Public Offering (“IPO”) of Cloudary.
No share-based compensation expense was recorded in 2010 on the stock options as the IPO performance condition is not considered probable until it occurs.
As of December 31, 2010, there was RMB59.7 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested options granted by Cloudary. Compensation costs of RMB2.2 million would be recognized immediately if an IPO or change in control had occurred as of December 31, 2010.
The Company’s share option activities as of December 31, 2010 and changes during the year is presented below:

Weighted average
	Options	Weighted Average	remaining	Aggregate
	Outstanding	Exercise Price	contractual life	Intrinsic value
		US$		US$
Outstanding at January 1, 2010	—	—
Granted	11,000,750	1.8
Exercised	—	—
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2010	11,000,750	1.8	5.92	—

Vested and expected to vest at December 31, 2010	11,000,750	1.8	5.92	—

Vested and exercisable at December 31, 2010	—	—	—	—

As the exercise price approximates the fair value of the ordinary share of Cloudary as of December 31, 2010, there is no intrinsic value as of December 31, 2010.
The weighted average grant-date fair value of options granted during the year ended December 31, 2010 was US$0.81. No option vested during the year ended December 31, 2010.
The fair value of each option granted under the Cloudary’s 2010 Equity Compensation Plan is estimated on the date of grant using the Black-Scholes model that uses the assumption noted in the following table:

2010

Risk-free interest rate (1)		1.9%-2.3%
Expected life (in years) (2)		4.5-5
Expected dividend yield (3)		—
Expected volatility (4)		50%-55%
Fair value per option at grant date	US$	0.76-US$0.85

(1)
The risk-free interest rate for periods within the contractual life of the share option is based on the rate of US$ China government bond yield in effect at the time of grant for a term consistent with the expected term of the awards.

(2)
The expected term of share options granted under the Cloudary’s 2010 Equity Compensation Plan is developed giving consideration to vesting period, contractual term, share price, employee’s level within the organization and the expected volatility of the underlying shares.

(3)	Cloudary has no expectation of paying dividends on its common shares in future.

(4)	Expected volatility is estimated based on the historical data volatilities of the comparable companies in similar industry as at the valuation dates.
(5) Ku6
2004 Share Incentive Plan
Stock option
Ku6’s 2004 Share Incentive Plan (“2004 Plan”) allows Ku6 to offer incentive awards to employees, directors, consultants or external service advisors of Ku6. Under the terms of the 2004 Plan, options are generally granted at prices equal to or greater than the fair market value on the grant date, expire 10 years from the date of grant, and generally vest over 3-4 years.
Stock options under this plan were all granted prior to 2006 and as of January 1, 2006 all granted stock options vested. There were 45,582,700 and 44,584,700 and options outstanding as of December 31, 2009 and 2010, respectively. As of December 31, 2009, 185,550,800 ordinary shares were available for future grants. Pursuant to the resolution of Ku6’s board on December 3, 2010, the 185,550,800 ordinary shares available for future grants under the 2004 Plan was terminated effective from December 3, 2010.

The movement of the stock options under the 2004 Plan as of and for the year ended December 31, 2010 is set out below:

			Weighted
		Weighted	Average
	Options	Average Exercise	Remaining	Aggregate
	Outstanding	Price	Contractual Life	Intrinsic Value
		US$		US$
Outstanding at December 31, 2009	45,582,700	0.080	3.63	147,478
Granted	—	—	—	—
Exercised	(450,000)	0.045	—	—
Cancelled or Expired	(548,000)	0.113	—	—

Outstanding at December 31, 2010	44,584,700	0.080	2.63	226,985

Vested and expected to vest at December 31, 2010	44,584,700	0.080	2.63	226,985

Vested and exercisable at December 31, 2010	44,584,700	0.080	2.63	226,985

The aggregate intrinsic value as of December 31, 2010 is calculated as the difference between the market value of $0.0495 of ordinary shares as of December 31, 2010 and the exercise price of the shares. The total intrinsic value of options exercised during the years ended December 31, 2009 and 2010 was approximately 0.5 million and nil, respectively.
Non-vested shares
Since 2006, Ku6 has granted restricted purchase share awards, in lieu of stock options, under the 2004 Share Incentive Plan to certain officers and senior management.
On February 7, 2006, Ku6 granted 33,000,000 non-vested stock units to its employees pursuant to the 2004 Plan at offering price of par value which resulted in stock-based compensation expense of US$1.6 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over three years.
On June 20, 2006, Ku6 granted 7,500,000 non-vested stock units to its employees at offering price of par value which resulted in stock-based compensation expense of US$0.3 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over 34 months.
On March 14, 2007, Ku6 granted 20,000,000 non-vested stock units to its employees at offering price of par value which resulted in stock-based compensation expense of US$0.61 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over three years.
On November 23, 2007, Ku6 granted 19,500,000 non-vested stock units to its employees at offering price of par value which resulted in stock-based compensation expense of US$0.36 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over three years.
Share-based compensation expense related to non-vested stock units granted by Ku6 under the 2004 Plan amounted to RMB0.3 million and RMB0.6 million for the years ended December 31, 2009 and 2010.
A summary of non-vested stock unit activity as of December 31, 2010 is presented below:

Weighted average
	Number	grant date fair
Non-vested stock units	outstanding	value
US$
Outstanding at December 31, 2009	3,000,100	0.0313
Granted	—	—
Vested	(3,000,100)	0.0313
Forfeited	—	—

Outstanding at December 31, 2010	—	—

2010 Equity Compensation Plan
In December 2010, Ku6 authorized an equity compensation plan (“Ku6 2010 Equity Compensation Plan”) that provides for issuance of options to purchase up to 698,381,300 ordinary shares of Ku6. Under the Ku6 2010 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of Ku6 and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or Ku6’ ordinary shares, equals to the excess of the fair market value of Ku6’ ordinary shares, or (iii) other types of compensation based on the performance of Ku6’ ordinary shares.
On December 4, 2010, Ku6 granted stock options to purchase up to 516,750,000 ordinary shares under the Ku6 2010 Equity Compensation Plan at an exercise price of US$0.0568 per share equivalent to the average market value in the previous fifteen trading days of the grant dates to its employees, senior management and directors. Of all the stock options granted, 272,850,000 were granted to senior management and 243,900,000 were granted to directors and employees. The contractual term of the options granted to the directors and employees is six years and the contract term of the options granted to senior management is seven years. As of December 31, 2010, 181,631,300 ordinary shares were available for future grants for the Ku6 2010 Equity Compensation Plan.
The options granted to the directors and employees vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the grant date as stipulated in the stock option agreement.
For the options granted to senior management, 2/16 options earned in the first two quarters of 2011 shall vest and become exercisable on December 31, 2011. For each quarter during the four years beginning on July 1, 2011 (“Performance Period Start Date”) through the four-year Performance Period till June 30, 2015, 1/16th of the options have the opportunity to be earned for each quarter contingent on the achievement of positive quarterly operating income provided the aggregate number of options earned in the Performance Period shall not exceed 14/16 options granted. Then on each of the first, fourth, eighth and twelfth quarter earnings release date from the first quarter of the Performance Period, all of the earned options during the four quarters preceding such earnings release date shall vest and become exercisable, in each case, that the employees remain employed by Ku6 on such vesting date.
In accordance with ASC 718, the Group recognized share-based compensation expenses for the options granted to directors and employees as well as the options to senior management vested only based on passage of time and continued employment with Ku6, net of a forfeiture rate, using the straight-line method. For the options granted to senior management earned contingent on the achievement of quarterly performance target, the Group recognized share-based compensation expenses for the options earned in each quarter during the Performance Period using graded-vesting method when the Company concluded that it is probably that the performance targets will be achieved, net of a forfeiture rate.
Share-based compensation expense related to the option award granted by Ku6 under the 2010 Equity Compensation Plan amounted to RMB3.5 million for the year ended December 31, 2010.

The movement of the stock options under the 2010 Equity Compensation Plan as of and for the year ended December 31, 2010 is set out below:

Weighted
		Weighted	Average
	Options	Average Exercise	Remaining	Aggregate
	Outstanding	Price	Contractual Life	Intrinsic Value
		US$		US$
Outstanding at January 1, 2010	—	—	—	—
Granted	516,750,000	0.0568	—	—
Exercised	—	—	—	—
Cancelled or Expired	—	—	—	—

Outstanding at December 31, 2010	516,750,000	0.0568	6.46	—

Vested and expected to vest at December 31, 2010	355,129,632	0.0568	6.65	—

Vested and exercisable at December 31, 2010	—	—	—	—

The intrinsic value as of December 31, 2010 is calculated as the difference between the fair value of US$0.0495 of ordinary shares as of December 31, 2010 and the exercise price of the shares. No intrinsic value for the options granted in 2010.
The weighted average grant-date fair value of options granted during the year ended December 31, 2010 was US$0.0483. No option was vested during the year ended December 31, 2010.
As of December 31, 2010, there was US$15.4 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to stock options under the Ku6 2010 Equity Compensation Plan. This cost is expected to be recognized over a weighted averaged period of 4.2 years. Total compensation cost may be adjusted for future changes in estimated forfeitures and the probability of the achievement of performance conditions.
The fair value of each option granted under the Ku6 2010 Equity Compensation Plan is estimated on the date of grant using the Black-Scholes option pricing model that uses assumptions noted in the following table:

2010
Fair value of ordinary shares (US$)	0.0800
Exercise price (US$)	0.0568
Expected volatility (%)	60%~65%
Expected dividend yield (%)	0%
Expected term (years)	4~5
Risk-free interest rate (per annum) (%)	1.9407%~2.6565%

(1)
The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.

(2)	The expected term of stock options granted is developed giving consideration to vesting period, contractual term and historical exercise pattern of options granted by Ku6.

(3)	Ku6 has no history or expectation of paying dividends on its common stock.

(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of Ku6’s common stock for a period equal to the expected term preceding the grant date.

26. EMPLOYEE BENEFITS
The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to approximately RMB46,095,000, RMB71,778,000 and RMB138,203,000 for the years ended December 31, 2008, 2009 and 2010, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.
27. RELATED PARTY TRANSACTIONS
As of December 31, 2009 and 2010, the Group had amount due from related parties of RMB432,163 and nil, respectively, arising from the consulting, production and marketing service fee or CD distribution revenue from certain minority shareholders of VIE subsidiaries.
As of December 31, 2009 and 2010, the Group had amounts due to related parties of RMB6,193,386 and RMB3,134,102, respectively, mainly arising from loan and purchase of game related merchandise from certain minority shareholders of VIE subsidiaries.
There are no significant related party transactions for the years ended December 31, 2008, 2009 and 2010.
All amounts due to related parties are unsecured, interest-free and have no definite terms.
28. DERIVATIVE
In June 2009, Shengqu entered into an arrangement with a bank in China whereby Shengqu obtained a loan of US$102.5 million to be repaid in June 2010. The loan bears interest at 1.35% per annum, and it is collateralized with Shengqu’s RMB cash deposit of RMB702.1 million. The interest earned from the RMB cash deposit is 2.25% per annum. In connection with the loan, Shengqu also entered into a foreign currency forward contract with the same bank by fixing the exchange rate of USD 1.0 to RMB 6.8445 at the time when it repays the US dollar loan. The Group recorded the foreign currency forward contract as a derivative and marked to market at each balance sheet date. The loan is re-measured at each period end to Shengqu’s functional currency and is netted off against its RMB cash deposit due to the existence of the legal set off right. On June 30, 2010, the forward contract was executed by releasing RMB cash deposit to settle the principal and interests of the loan.
29. CERTAIN RISKS AND CONCENTRATIONS
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, marketable securities, accounts receivable, due from/to related parties, long-term deposits and other current assets. As of December 31, 2009 and 2010 substantially all of the Group’s cash and cash equivalents, short-term investments and marketable securities were held by major financial institutions located in the PRC, in Hong Kong and in Korea, which management believes are of high credit quality.
Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.
No individual customer accounted for more than 10% of net revenues during the year ended December 31, 2008, 2009 and 2010.

The Group derived the majority of its net revenues from two MMORPG, Mir II and Woool including their expansion packs, which accounted for approximately 52.1% and 19.5% of the net revenues for the year ended December 31, 2008, 51.5% and 19.9% of the net revenues for the year ended 21, 2009, and 37.0% and 17.0% of the net revenues for the year ended 2010, respectively.
The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments and convertible debt denominated in the U.S. dollar. On July 21, 2005, the People’s Bank of China, or PBOC, announced an adjustment of the exchange rate of the US dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an appreciation of the RMB against the US dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of RMB against the US dollar.
30. COMMITMENTS AND CONTINGENCIES
Operating lease agreements
The Group has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December, 31, 2010 are as follows:

		Computer
	Office premise	equipment	Total
	RMB	RMB	RMB

2011	92,259,858	108,563,093	200,822,950
2012	73,753,125	1,049,402	74,802,527
2013	36,074,609	160,825	36,235,434
2014	216,080	—	216,080
2015	72,027	—	72,027

	202,375,699	109,773,320	312,149,018

As of December 31, 2010, the Group had leased servers under operating lease arrangements where the lease payments are calculated based on certain formulas, as specified in the agreements, with reference to the actual number of users of the leased assets. The server leasing rental expenses under these operating leases amounted to approximately RMB21,880,000, RMB11,941,000 and RMB 21,552,000 during the years ended December 31, 2008, 2009 and 2010, respectively. As the future lease payments for these arrangements are based on the actual number of users and thus cannot be reasonably estimated, they are not included in the minimum lease payments disclosed above.
Total rental expenses including server leasing rental, office rental and server maintenance were approximately RMB124,229,000, RMB167,599,000 and RMB257,247,000 during the years ended December 31, 2008, 2009 and 2010, respectively, and were charged to the statements of operations and comprehensive income when incurred.
As of December 31, 2010, the Group also has commitments in respect of the maintenance contracts in relation to the servers owned by the Group amounting to RMB105,984,000.

Capital commitments
Capital commitments for purchase of property and equipment and intangible assets including game licenses and licensed video copyrights as of December 31, 2010 were approximately RMB626,778,000.
Litigation
On November 8, 2010, a former shareholder of Chengdu Simo filed a claim with the Sichuan Superior People’s Court, or the Sichuan Court, against Shanghai Shulong Technology Co., Ltd., or Shanghai Shulong, alleging that Shanghai Shulong had failed to pay RMB48.8 million in connection with the purchase of all of the outstanding shares of Chengdu Simo. This amount represents the final payment amount to be paid by Shanghai Shulong to the shareholder upon the achievement of certain milestones by Chengdu Simo relating to its game “Qi Xia Tian Xia”. The shareholder has requested the court to require Shanghai Shulong to pay RMB48.8 million plus accrued interest. Shanghai Shulong does not believe that the milestone has been achieved, thus a loss is not reasonably possible and not probable and therefore no accruals have been provided for the loss contingency as of December 31, 2010. The Sichuan court has transferred the matter to the court in Shanghai. The shareholder has appealed to the Sichuan Court’s decision.
The Group is subject to claims and litigations, which may arise in the normal course of online video business since the acquisition of Ku6 Holding by Ku6 in January 2010. The VIE of Ku6 is involved in a number of litigation cases, which are pending in various courts and arbitration as of December 31, 2010. These cases are substantially related to alleged copyright infringement. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group has accrued RMB4.9 million in “Accrued expenses and other liabilities” in the consolidated balance sheets as of December 31, 2010. The compensation was based on judgments handed down by the court and out-of-court settlements as of or after December 31, 2010 but related to alleged copyright infringement arising on or before the acquisition of Ku6 Holding or management’s best estimation according to the historical actual compensation amount per video of Ku6 Holding in prior years and the advice from PRC counsel. The VIE of Ku6 is in the process of appealing certain judgments for which the loss has been accrued. There are no accruals for any additional losses related to unasserted claims as the amount cannot be reasonably estimated.
Contingencies
The Group accounts for loss contingencies in accordance with SFAS No. 5 “Accounting for Loss Contingencies”, and other related guidance. Set forth below is a description of certain contingent considerations for business combinations and loss contingencies as well as the opinion of management as to the likelihood of loss in respect of each loss contingency.
PRC regulations currently limit foreign ownership of companies that provide value-added telecommunications including Internet content services to 50%. In addition, foreigners or foreign invested enterprises are currently not able to apply for the required licenses for operating online games, integrated community and e-commerce, online literature or online video businesses in the PRC. The PRC subsidiaries are considered as foreign invested enterprises under PRC law and are therefore ineligible to hold a license to operate online games, integrated community and e-commerce, online literature and online video platforms in China. In order to comply with PRC laws restricting foreign ownership in the online game, integrated community and e-commerce, online literature and online video business in China, the Group operates its online game, integrated community and e-commerce, online literature and online platform business in China through the PRC operating companies. The PRC operating companies hold the licenses and approvals that are material to operation of the online game, integrated community and e-commerce, online literature and online video business. The PRC subsidiaries have entered into a series of contractual arrangements with the PRC operating companies and/or their shareholders, pursuant to which the PRC subsidiaries provide the PRC operating companies with services, software licenses and equipment in exchange for fees, and undertake to provide financial support to the PRC operating companies to the extent necessary for their operations. As a result of these contractual arrangements, the Company is considered the primary beneficiary of the PRC operating companies and consolidates their results of operations, assets and liabilities in our financial statements. In the opinion of management and the Group’s PRC legal counsel, in all material respects, (i) the ownership structure of the Company, the PRC subsidiaries and the PRC operating companies are in compliance with existing PRC laws and regulations; and (ii) the contractual arrangements between the PRC subsidiaries, on the one hand and the PRC operating companies and/or their shareholders, on the other hand, comply with PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Group cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the opinion of the Group’s PRC legal counsel. If the current ownership structure of the Group and its contractual arrangements with the PRC operating companies were found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations or may be subject to other regulatory or enforcement actions. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with the PRC operating companies is remote.
31. SUBSEQUENT EVENTS
The Group had the following significant events occurred subsequent to December 31, 2010:
On May 24, 2011, Cloudary Corporation, which operates Shanda’s online literature business, submitted a registration statement to the U.S. Securities and Exchange Commission (the “SEC”) for a possible initial public offering (the “Proposed IPO”).
On April 1, 2011, the Company, through a wholly owned subsidiary of Shanda Media Group Ltd. (“Shanda Media”), entered into agreements with Ku6, pursuant to which the Company agreed to subscribe 1,538,461,538 ordinary shares of Ku6 at a per share price of US$0.0325 (or US$3.25 per ADS) for US$50,000,000 in cash and US$50,000,000 aggregate principal amount of 3-year senior convertible notes at face value. The bonds will bear an interest of 3% per annum, payable semi-annually. The bonds will be convertible into ordinary shares of Ku6 at a price of US$0.03925 per ordinary share (or US$3.925 per ADS). The conversion rights will start in 6 months after the closing date. The transaction was approved by the board of Ku6 in April 2011 and approved by the shareholders of Ku6 in June 2011. The transaction is expected to be closed by the end of June 2011 or early July 2011.
On May 18, 2011, Ku6 announced a plan to restructure its sales department by reducing total workforce by approximately 20% and all employees affected by this plan will be from the sales force. The Group expects that a non-recurring restructuring charge will be recorded in the second quarter of 2011.

32. RESTRICTED NET ASSETS
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the paid-in capital and statutory reserves of the PRC subsidiaries are not allowed to be transferred to the Company in the form of loans, advances or cash dividends. The Company does not have direct equity interests in the PRC VIE subsidiaries for which the Company is the primary beneficiary. Accordingly, no net assets of the PRC VIE subsidiaries can be transferred to the Company in the form of loans, advances or cash dividends. As of December 31, 2010, the restricted portion amounted to approximately RMB3,400.2 million or 39.1% of the Company total consolidated net assets. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company shareholders. See “Financial Statement Schedule I”.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended December 31
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$
					(Note 3)

Net revenues		281,540	121,320	121,320	18,382
Cost of services		—	—	—	—

Gross profit		281,540	121,320	121,320	18,382
Total operating expenses		(74,026,769)	(53,932,194)	(46,538,187)	(7,051,240)

Loss from operations		(73,745,229)	(53,810,874)	(46,416,867)	(7,032,858)
Interest income		6,817,800	2,867,783	38,937,101	5,899,561
Interest expense		(30,023,098)	(99,777,779)	(101,987,357)	(15,452,630)
Foreign exchange gain (loss)		(3,385,935)	(23)	601	91
Other expense, net		(265,155)	(5,669)	(42,688)	(6,468)
Investment income		6,518,284	—	—	—

Loss before income tax expense		(94,083,333)	(150,726,562)	(109,509,210)	(16,592,304)
Income tax expense		—	—	—	—
Equity in profit of subsidiaries	1	1,322,757,529	1,743,290,833	723,660,178	109,645,482

Net income		1,228,674,196	1,592,564,271	614,150,968	93,053,178

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONDENSED BALANCE SHEETS

	2009	2010	2010
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	444,984,761	267,604,798	40,546,182
Short term investment	273,128,000	1,183,319,586	179,290,846
Due from related parties	569,663,045	1,755,973,005	266,056,516
Prepayments and other current assets	38,782,923	61,759,705	9,357,531

Total current assets	1,326,558,729	3,268,657,094	495,251,075

Investment in subsidiaries	11,268,513,395	12,107,344,669	1,834,446,162
Long-term assets	14,266,277	5,706,516	864,625

Total assets	12,609,338,401	15,381,708,279	2,330,561,862

LIABILITIES
Current liabilities:
Due to subsidiaries	30,246,570	5,602,205,870	848,819,071
Other payable and accruals	19,063,099	19,062,290	2,888,226
Deferred revenue	141,535	20,215	3,063
Convertible debt	1,013,863,901	1,052,762,532	159,509,475

Total liabilities	1,063,315,105	6,674,050,907	1,011,219,835

Shareholders’ equity
Ordinary shares (US$0.01 par value, 186,000,000 shares authorized, 134,862,854 and 112,518,724 issued and outstanding as of December 31, 2009 and 2010)	11,278,654	9,756,982	1,478,331
Additional paid-in capital	8,345,532,165	6,976,772,960	1,057,086,812
Accumulated other comprehensive loss	(89,197,412)	(191,122,267)	(28,957,918)
Retained earnings	3,278,409,889	1,912,249,697	289,734,802

Total shareholders’ equity	11,546,023,296	8,707,657,372	1,319,342,027

Total liabilities and shareholders’ equity	12,609,338,401	15,381,708,279	2,330,561,862

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONDENSED CASH FLOW STATEMENT

	For the years ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				(Note 3)

Net cash used in operating activities	(58,116,056)	(37,273,632)	(36,356,297)	(5,508,530)

Net cash provided by (used in) investing activities	(237,934,346)	(837,366,150)	3,085,502,091	467,500,317

Net cash provided by (used in) financing activities	276,075,578	714,354,692	(3,287,515,411)	(498,108,396)

Effect of foreign exchange rate changes on cash	(39,981,014)	(1,004,057)	60,989,654	9,240,857

Net decrease in cash	(59,955,838)	(161,289,147)	(177,379,963)	(26,875,752)

Cash, beginning of year	666,229,746	606,273,908	444,984,161	67,421,934

Cash, end of year	606,273,908	444,984,161	267,604,798	40,546,182

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
The Company records its investment in subsidiaries under the equity method of accounting. Such investment and long term loans are presented on the balance sheet as “Investment in subsidiaries” and the subsidiaries’ profit or loss are recognized based on the effective shareholding percentage as “Equity in profit of subsidiary companies” on the statement of operations and comprehensive income. The beginning retained earnings for the periods presented include equity in earnings of all subsidiaries from their respective date of incorporation or date of purchase, as the case maybe.
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
Operating expenses for the Company for the years ended December 31, 2008, 2009 and 2010 include share-based compensation expense as a result of the options of the Company granted to employees. Total share-based compensation expenses for the years ended December 31, 2008, 2009 and 2010 were approximately RMB47,479,000, RMB35,331,000 and RMB20,176,000, respectively.
2. COMMITMENTS
There are no long-term obligations or significant commitments.
3. FOREIGN CURRENCIES
Translations of amounts from RMB into United States dollars (“US$” or “U.S. dollars”) are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.600, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2010. This convenient translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2010, or at any other rate.