Form 20-F/A
period 2010-12-31
SHANDA INTERACTIVE ENTERTAINMENT LTD
filed 2011-07-28
CIK 1278308

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
☐ Item 17       ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes       ☑ No

Page
EXPLANATORY NOTE	1
ITEM 19 EXHIBITS	2
SIGNATURE	3
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

EXPLANATORY NOTE
We are filing this Amendment No. 1 on Form 20-F/A to our annual report on Form 20-F for the fiscal year ended December 31, 2010, which was originally filed with the Securities and Exchange Commission on June 30, 2011, for the sole purpose of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interative Data as Exhibit 101.
No other changes have been made to the Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the June 30, 2011 filing date of our annual report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

1

Item 19.	Exhibits

Number	Description
101.INS	XBRL Instance Document †

101.SCH	XBRL Taxonomy Extension Schema Document †

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document †

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document †

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document †

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document †

†	XBRL (eXtensible Business Reporting Language) information contained in Exhibit 101 listed above is furnished to the Securities and Exchange Commission, is deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

2

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

SHANDA INTERACTIVE
ENTERTAINMENT LIMITED

By:	/s/ Tianqiao Chen

	Name:	Tianqiao Chen
	Title:	Chairman and Chief Executive Officer
Date: July 28, 2011

3